Form 40-F
period 2002-12-31
PENGROWTH ENERGY TRUST
filed 2003-05-20
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

ANNUAL REPORT
PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended: December 31, 2002	Commission File Number: 1-31253

PENGROWTH ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)
1311 (Primary Standard Industrial Classification Code Number)	None (I.R.S. Employer Identification Number)

2900, 111-5th Avenue S.W., Calgary, Alberta T2P 3Y6
(403) 233-0224
(Address and telephone number of Registrant’s principal executive offices)

Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005-2072
(212) 732-3200
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Trust Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the
Act.

None

(Title of Class)

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS
CONTROLS AND PROCEDURES
UNDERTAKING
SIGNATURES
CERTIFICATIONS
APPENDICES
EXHIBITS
Consent of Independent Chartered Accountants
Consent of Gilbert Laustsen Jung

For Annual Reports indicate by check mark the information filed with this Form:

[✓] Annual information form	[✓] Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 110,562,327 Trust Units, no par value, outstanding as of December 31, 2002.

     Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes   [   ]   No  [✓]

     Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes [✓] No [ ]

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

          Attached hereto as Appendix B is a copy of the Registrant’s 2002 Annual Report. For the purposes of this Annual Report on Form 40-F, only pages 40 through 53 and 58 through 80 of such 2002 Annual Report shall be deemed filed with the Securities and Exchange Commission (the “Commission”), and the balance of such 2002 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant’s Annual Information Form, shall be deemed not filed with the Commission as part of this Annual Report on Form 40-F under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

A.	Audited Annual Financial Statements

          The consolidated audited financial statements, including the report of independent chartered accountants with respect thereto on pages 59 through 80 of the Registrant’s 2002 Annual Report attached hereto as Appendix B are included herein. Note 16 — Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles to such financial statements, beginning on page 76 of such 2002 Annual Report, contains a reconciliation of such financial statements to U.S. GAAP.

B.	Management’s Discussion and Analysis

          Management’s Discussion and Analysis, see pages 40 to 53 of the Registrant’s 2002 Annual Report, which pages are attached hereto and included herein.

CONTROLS AND PROCEDURES

          Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

          No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

          It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

UNDERTAKING

          Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2003	PENGROWTH ENERGY TRUST by its Administrator PENGROWTH CORPORATION

	By:	/s/ James S. Kinnear James S. Kinnear President and Chief Executive Officer

CERTIFICATIONS

I, James S. Kinnear, President and Chief Executive Officer, certify that:

1.     I have reviewed this annual report on Form 40-F of Pengrowth Energy Trust

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

6.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003	By:	/s/ James S. Kinnear James S. Kinnear President and Chief Executive Officer

I, Robert B. Hodgins, Chief Financial Officer, certify that:

1.     I have reviewed this annual report on Form 40-F of Pengrowth Energy Trust;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

6.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003	By:	/s/ Robert B. Hodgins Robert B. Hodgins Chief Financial Officer

APPENDICES

A.	Annual Information Form of the Registrant for the year ended December 31, 2002.

B.	2002 Annual Report of the Registrant.

EXHIBITS

Exhibit
No.	Description

1.	Consent of KPMG LLP, independent chartered accountants.

2.	Consent of Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants.

APPENDIX A

ANNUAL INFORMATION FORM

PENGROWTH ENERGY TRUST

RENEWAL ANNUAL INFORMATION FORM

May 15, 2003

Pengrowth Energy Trust is an energy investment trust formed under the laws of the Province of Alberta which offers and sells its Trust Units to the public. The Trust Units are not “deposits” within the meaning of the Canadian Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Pengrowth Energy Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS	2
GLOSSARY OF TERMS	4
PRESENTATION OF OUR FINANCIAL INFORMATION	6
PRESENTATION OF OUR RESERVE INFORMATION	6
FORWARD-LOOKING STATEMENTS	6
PENGROWTH ENERGY TRUST	8
GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST	8
Organization and Structure	8
Business Strategy and Strengths	9
Historical Development	10
Recent Acquisitions	12
PENGROWTH MANAGEMENT LIMITED	13
Business	13
Management Agreement	13
PENGROWTH CORPORATION – OPERATIONAL INFORMATION	14
Principal Properties	14
Production	20
Production History	20
Producing Wells	20
Drilling Activity	21
Capital Expenditures	21
Reconciliation of Reserves	21
Reserves	22
Selected Historical Quarterly Information	26
Average Daily Production	26
Crude Oil and NGLs Netbacks	26
Natural Gas Netbacks	27
Capital Expenditures	27
Replacement of Properties	28
Borrowing	28
Marketing Arrangements	28
Interest Rate Swaps	28
TRUST UNITS	29
The Trust Indenture	29
The Trustee	29
Redemption Right	29
Voting at Meetings of Pengrowth Trust	30
Voting at Meetings of Pengrowth Corporation	30
Termination of Pengrowth Trust	30
Unitholder Limited Liability	30
THE ROYALTY INDENTURE	31
Royalty Units	31
The Royalty	31
The Trustee	32
DISTRIBUTABLE INCOME PER UNIT	32

INDUSTRY CONDITIONS	32
Government Regulation	32
Pricing and Marketing — Oil	33
Pricing and Marketing — Natural Gas	33
The North American Free Trade Agreement	33
Provincial Royalties and Incentives	33
Environmental Regulation	35
SELECTED FINANCIAL INFORMATION	36
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION	36
MARKET FOR SECURITIES	36
DIRECTORS AND OFFICERS	37
Directors and Officers of Pengrowth Management	37
Principal Holders of Shares of Pengrowth Management	37
Directors and Officers of Pengrowth Corporation	37
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	39
INDEBTEDNESS OF DIRECTORS AND OFFICERS	39
LONG TERM INCENTIVE PLANS	39
Trust Unit Option Plan of Pengrowth Trust	39
Trust Unit Purchase Plan	40
Employee Trust Unit Rights Incentive Plan	41
Trust Unit Margin Purchase Plan	41
Principal Holders of Shares and Royalty Units of Pengrowth Corporation	41
CORPORATE GOVERNANCE	41
Mandates of the Trustee, Pengrowth Management and the Board of Directors of Pengrowth Corporation	41
Board Independence	42
Board Approvals and Structure	42
Board Committees	43
Statement of Corporate Governance Practices	43
RISK FACTORS	48
CONFLICTS OF INTEREST	56
ADDITIONAL INFORMATION	57

GLOSSARY OF TERMS

Certain terms used in this Annual Information Form are defined below:

ARC	Alberta Royalty Credits;

bbl	barrel, “bpd” means barrels per day, “mbbls” means thousands of barrels and “mmbbls” means millions of barrels;

B.C. Properties	refers to the northern British Columbia properties acquired from Calpine Natural Gas Partnership, net of the interests therein sold to Progress Energy Ltd.;

boe	barrels of oil equivalent determined approximately on the basis that 6 mcf of gas are equivalent to one bbl of oil. The factor used to convert gas to oil equivalent is not based upon either energy content or prices. A corresponding adjustment is made for natural gas liquids; “boepd” means barrels of oil equivalent per day, “mboe” means thousands of barrels of oil equivalent and “mmboe” means millions of barrels of oil equivalent;

Board of Directors	the board of directors of Pengrowth Corporation;

Computershare	Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada);

Emera	Emera Offshore Incorporated, a wholly owned subsidiary of Emera Inc.;

Established Reserves	Proved Reserves plus Probable Reserves risked at 50% as described in the GLJ Report;

Extraordinary Resolution	a resolution passed by a majority of not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Trust Unitholders or Royalty Unitholders, or both, as the case may be, called for the purpose of approving such resolution, or approved in writing by not less than 66 2/3% of the Unitholders entitled to vote on such resolution. A quorum for the passage of an Extraordinary Resolution is two persons representing at least 5% of the votes attached to all outstanding Units entitled to vote on such resolution;

GLJ	Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants, Calgary, Alberta;

GLJ Report	the report prepared by Gilbert Laustsen Jung Associates Ltd. dated February 7, 2003, having an effective date of December 31, 2002;

Gross	with respect to land and wells, refers to the total number of acres or wells, as the case may be, in which Pengrowth has a working interest or a royalty interest;

mmbtu	million british thermal units and “mmbtupd” means million british thermal units per day;

mmcf	millions of cubic feet, “mcf” means thousands of cubic feet, “bcf” means billions of cubic feet, “mcf/d” means thousands of cubic feet per day and “mmcf/d” means millions of cubic feet per day;

Net	unless otherwise indicated, refers to Pengrowth’s working interest share of production or reserves, as the case may be, before the deduction of royalties, and, with respect to land and wells, refers to Pengrowth’s working interest share therein;

NGLs	means natural gas liquids;

Pengrowth, we, us and our	refer to Pengrowth Trust and Pengrowth Corporation on a consolidated basis;

Pengrowth Corporation	Pengrowth Corporation, the administrator of Pengrowth Trust;

Pengrowth Management	Pengrowth Management Limited, the manager of Pengrowth Trust and Pengrowth Corporation;

Pengrowth Trust	Pengrowth Energy Trust;

Probable Reserves	those reserves which an analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future;

Proved Reserves	those reserves estimated as recoverable under current technology and existing economic conditions, in the case of constant pricing, and anticipated economic conditions, in the case of escalated pricing, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir;

Reserve Life Index	the number of years determined by dividing the Established Reserves of a property by the estimated production per year from such property using year 2002 production as a reference;

Royalty	99% of Royalty Income as defined in the Royalty Indenture relating to the working interests and royalty interests held by Pengrowth Corporation in petroleum and natural gas properties. Under the terms of the Royalty Indenture, although Pengrowth Corporation is entitled to retain a 1% share of “Royalty Income” and all miscellaneous income to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses and management fees, the result of the computation is that the Royalty is effectively 100% of “Royalty Income”. (See note 1 to the audited financial statements of Pengrowth Trust.);

Royalty Indenture	the Amended and Restated Royalty Indenture dated April 23, 2002 (replacing the Royalty Indenture dated December 2, 1988, as amended) pursuant to which Pengrowth Corporation granted the Royalty to Pengrowth Trust;

Royalty Interest	refers to an interest in an oil and gas property consisting of a royalty granted in respect of production from the property;

Royalty Unit	a fractional undivided interest in the Royalty;

SOEP	Sable Offshore Energy Project;

stb	means stock tank barrel, “mstb” means thousands of stock tank barrels and “mmstb” means millions of stock tank barrels;

Trust Indenture	the Amended and Restated Trust Indenture dated April 23, 2002 (replacing the Trust Indenture dated December 2, 1988, as amended) pursuant to which Pengrowth Trust was established and is governed;

Trust Unit	a fractional undivided interest in Pengrowth Trust;

Unanimous Shareholder Agreement	the Amended and Restated Unanimous Shareholder Agreement dated April 23, 2002 (replacing the unanimous Shareholder Agreement dated December 2, 1988, as amended);

Unitization	means a process whereby owners of adjoining properties pool reserves into a single unit operated by one of the owners, typically in order to conduct secondary recovery projects in a manner that promotes improved recovery of reserves from a pool or field;

Unitholder	refers to a holder of Trust Units and “Royalty Unitholder” refers to or a holder of Royalty Units;

Units	Trust Units or Royalty Units; and

Working Interest	refers to the percentage of undivided interest held by a party in an oil and gas property.

In this Annual Information Form measurements are given in standard Imperial or metric units only. The following table sets forth certain standard conversions.

To Convert From	To	Multiply By
mcf	cubic metre	28.174
cubic metre	cubic feet	35.494
bbls	cubic metre	0.159
cubic metre	bbls	6.290
feet	metre	0.305
metre	feet	3.281
miles	kilometre	1.609
kilometre	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

     Unless otherwise stated, all sums of money referred to in this Annual Information Form are expressed in Canadian dollars.

PRESENTATION OF OUR FINANCIAL INFORMATION

     Unless we indicate otherwise, financial information in this Annual Information Form has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP differs in some significant respects from U.S. GAAP and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 16 to the audited annual consolidated financial statements of Pengrowth Trust beginning on page 76 of Pengrowth Trust’s 2002 Annual Report.

     We present our financial information in Canadian dollars.

PRESENTATION OF OUR RESERVE INFORMATION

     The United States Securities and Exchange Commission (the “SEC”) generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose not only proved reserves but also probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves are of a higher risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. Because we are permitted to prepare this annual information form in accordance with Canadian disclosure requirements, we have disclosed in this annual information form and in the documents incorporated by reference reserves designated as “probable” and “established”. The SEC’s guidelines strictly prohibit reserves in these categories from being included in filings with the SEC that are required to be prepared in accordance with U.S. disclosure requirements. Moreover, we have determined and disclosed estimated future net cash flow from our reserves using both constant and escalated prices and costs, whereas the SEC generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. In addition, the estimates of reserves included in this annual information form based on constant prices and costs, as reflected in the GLJ Report, were prepared using prices in effect as of December 31, 2002, held constant for the economic life of the reserves. For a description of these and additional differences between Canadian and U.S. standards of reporting reserves, see “Risk Factors — Canadian and United States practices differ in reporting reserves and production”.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Annual Information Form, including certain documents incorporated by reference, constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included, or incorporated by reference, in this Annual Information Form. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference in this Annual Information Form, as the case may be.

     In particular, this Annual Information Form, including the documents incorporated by reference, contains forward-looking statements pertaining to the following:

•	the size of our reserves;

•	projections of market prices and costs;

•	supply and demand for oil and natural gas;

•	expectations regarding the ability to raise capital and to continually add to our reserves through acquisitions and exploration and development; and

•	treatment under governmental regulatory regimes.

     Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form, including under “Risk Factors”:

•	volatility in market prices for oil and natural gas;

•	liabilities inherent in our oil and gas operations;

•	uncertainties associated with estimating reserves;

•	competition for, among other things, capital, reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of our acquisitions; and

•	geological, technical, drilling and processing problems.

     These factors should not be construed as exhaustive. We undertake no obligation to publicly update or revise any forward-looking statements.

PENGROWTH ENERGY TRUST

     Pengrowth Trust is an oil and gas royalty trust that was created under the laws of the Province of Alberta on December 2, 1988. Pengrowth Trust is governed by a trust indenture between Pengrowth Corporation and Computershare, as trustee. In 1996, Pengrowth Trust’s original name, “Pengrowth Gas Income Fund”, was changed to “Pengrowth Energy Trust”. The purpose of Pengrowth Trust is to purchase and hold royalty units issued by Pengrowth Corporation, its majority owned subsidiary, and to issue trust units to members of the public. Pengrowth Corporation acquires, owns and manages working interests and royalty interests in oil and natural gas properties. The beneficiaries of Pengrowth Trust are the trust unitholders.

     Pengrowth Corporation was created under the laws of the Province of Alberta on December 30, 1987. The name of Pengrowth Corporation was changed from “Pengrowth Gas Corporation” to “Pengrowth Corporation” in 1998. Pengrowth Corporation has 1,100 common shares outstanding, 1,000 of which are owned by Pengrowth Trust and 100 of which are owned by Pengrowth Management.

     Pengrowth Management was created under the laws of the Province of Alberta on December 16, 1982. Pengrowth Management serves as the manager of Pengrowth Trust and as the manager of Pengrowth Corporation. Pengrowth Management attends to the acquisition, development, operation and disposition of oil and natural gas properties and other related assets.

GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST

Organization and Structure

     Under a royalty indenture between Pengrowth Corporation and Computershare, as trustee, Pengrowth Corporation has granted a royalty consisting of a 99% share of “royalty income” to the holders of royalty units. The royalty units represent fractional undivided interests in the royalty.

     Under the trust indenture, Pengrowth Trust has issued trust units to the unitholders. Each trust unit represents a fractional undivided beneficial interest in Pengrowth Trust. Our unitholders are entitled to receive monthly distributions in respect of the royalty and in respect of investments that are held directly by us.

     Pengrowth Trust presently holds approximately 99.98% of the royalty units issued by Pengrowth Corporation. In addition, Pengrowth Trust holds other permitted investments, such as oil and gas processing facilities and cash. Included in these permitted investments are the interests we acquired in 1998 in certain Judy Creek and Swan Hills facilities for $106 million under a transaction where the facilities were leased back to Pengrowth Corporation in consideration for lease payments which are distributed to our unitholders.

     Pursuant to a unanimous shareholder agreement among Pengrowth Management, Pengrowth Trust, Pengrowth Corporation and Computershare, our unitholders and the holders of royalty units of Pengrowth Corporation (other than Computershare) are entitled to notice of, and to attend, all meetings of shareholders of Pengrowth Corporation and vote as shareholders at all meetings of the shareholders of Pengrowth Corporation to the same extent as if they were holders of common shares of Pengrowth Corporation, including voting on the election of the directors of Pengrowth Corporation (other than the two directors to be appointed by Pengrowth Management), approving its financial statements, appointing its auditors and appointing the auditor of Pengrowth Trust. In addition, our unitholders are entitled to vote on any proposed amendment to the unanimous shareholders agreement. Pengrowth Management refrains from exercising its rights as a shareholder except in respect of the election of two directors, or except as otherwise may be permitted by the provisions of the Business Corporations Act (Alberta) (and then as directed by the votes of the unitholders and the holders of royalty units of Pengrowth Corporation (other than Computershare)).

     The principal business of Pengrowth Management is that of a specialty fund manager. Pengrowth Management currently provides advisory, management, and administrative services to Pengrowth Trust and to Pengrowth Corporation. Pengrowth Management also previously provided investment advisory and management services in relation to investments by several Canadian pension funds in the energy sector. These investments were later acquired by Pengrowth Corporation for royalty units and cash.

     James S. Kinnear, President and a director of Pengrowth Management and Chairman, President, Chief Executive Officer and a director of Pengrowth Corporation, owns, directly or indirectly, all of the issued and outstanding voting securities of Pengrowth Management.

     The following chart illustrates the organization and structure of Pengrowth.

Business Strategy and Strengths

     Our goal is to maximize cash distributions to our unitholders while maintaining the value of the trust units. Pengrowth does not explore for oil and natural gas. Instead, we focus on making effective acquisitions and maximizing the value of our mature property base by reducing operating costs, implementing new development technologies, including three dimensional seismic and tertiary recovery operations, and implementing other operational efficiencies.

     Our business model is designed to increase distributions to our unitholders. Our ability to pay out distributions while enhancing unitholder value over time is dependent upon effective operations and our ability to make acquisitions which yield returns that exceed our cost of capital. We evaluate acquisition opportunities based upon the following acquisition criteria:

Financial

•	Acquisitions should increase distributions on a per trust unit basis based upon current economics.

•	The aggregate purchase price of all properties acquired in a single transaction should not exceed the undiscounted aggregate projected net cash flow from the properties from the date of purchase plus a reasonable rate of return.

•	The oil and gas producing properties to be acquired should, in the context of the market, have an attractive rate of return and a low reserve cost.

Operational

•	Properties to be acquired should be high quality, long life, proven producing properties primarily in unitized areas. Pengrowth Corporation gives priority to properties with:

–	low anticipated capital expenditures relative to the cash generation potential of the properties;

–	low operating costs or high margins;

–	experienced, well regarded operators or where operatorship may be assumed by Pengrowth;

–	favourable production history;

–	upside potential through infill drilling, improved field operations and other development activities;

–	long reserve life; and

–	low environmental and site remediation risk.

Independent Verification

•	Each purchase of new properties will be based on an independent engineering report except for properties where the purchase price is less than $5 million.

Our structure, tax effectiveness and cost of capital allow us to bid competitively for oil and natural gas properties against taxable corporations and other taxable entities. Opportunities to acquire oil and gas properties generally arise from sellers looking to reduce indebtedness, seeking funds for higher risk exploration and development activities, exiting the business, or fulfilling other strategic objectives.

Historical Development

     Pengrowth Corporation’s first acquisition, in December of 1988, was the purchase of a 2.6507% interest in the Dunvegan Gas Unit No. 1 located near Fairview, Alberta (the “Dunvegan Unit”). Pengrowth Corporation financed the acquisition by issuing 1,250,000 Royalty Units at a price of $10.00 per Royalty Unit, substantially all of which were issued to Pengrowth Trust. Pengrowth Trust issued 1,243,500 Trust Units to the public at a price of $10.00 per Trust Unit for gross proceeds of $12,435,000 which were used to pay for the Royalty Units.

     Commencing in 1991, Pengrowth Management adopted a plan, and established criteria, to build Unitholder value by making accretive acquisitions and financing those acquisitions. In 1991, 760,218 Trust Units were issued by Pengrowth Trust upon the exercise of rights to acquire Trust Units, at a price of $5.00 per Trust Unit for gross proceeds of $3,801,090. The proceeds were applied by Pengrowth Corporation to acquire a 0.9789% working interest in the Nipisi Gilwood Unit No. 1 oil producing property in North Central Alberta (the “Nipisi Unit”).

     During 1992 Pengrowth Trust completed private placements for a total of 500,000 Trust Units at a price of $5.00 per Trust Unit for gross proceeds of $2,500,000. The proceeds were applied by Pengrowth Corporation to repay bank debt incurred to acquire various interests in the Dunvegan Unit, Nipisi Unit, Sylvan Lake Gas Unit No. 2, Sundre Unit No. 2, Harmattan East Viking Unit No. 1 and Olds Gas Unit No. 1 thereby broadening the base of oil and natural gas unit interests held by Pengrowth Corporation. A distribution reinvestment plan was created for Pengrowth Trust in 1992 which provides holders of Trust Units with the option of directing Computershare to reinvest any Trust Unit distributions in new Trust Units of Pengrowth Trust.

     Two rights offerings were completed by Pengrowth Trust during 1993. On February 3, 1993, Pengrowth Trust issued 1,524,318 Trust Units upon the exercise of rights to acquire Trust Units at a price of $5.50 per Trust Unit for gross proceeds of $8,383,749 and on October 22, 1993, 2,968,700 Trust Units were issued by Pengrowth Trust upon the exercise of rights to acquire Trust Units at a price of $7.75 per Trust Unit for gross proceeds of $23,007,425. The proceeds were applied by Pengrowth Corporation to repay bank debt incurred to acquire various additional unitized oil and gas producing interests.

     Pengrowth Trust commenced a series of fully marketed equity offerings in 1994 to fund various property acquisitions. On June 2, 1994, Pengrowth Trust issued 4,190,476 Trust Units at a price of $10.50 per Trust Unit for gross proceeds of $43,999,998. The proceeds were used primarily by Pengrowth Corporation to finance the purchase of producing properties from Acquifund Resources Limited and Dunbar Oil Ltd. During 1995 gross proceeds of $65,686,500 were raised through two public offerings of an additional 5,060,000 Trust Units. The first offering of 3,310,000 Trust Units, at a price of $11.65 per Trust Unit, was completed on May 19, 1995 and the second offering of 1,750,000 Trust Units, at a price of $15.50 per Trust Unit, was completed on December 28, 1995. During 1996 gross proceeds of $82,555,000 were raised through a public offering of 5,225,000 Trust Units at a price of $15.80.

     Effective July 1, 1997, Pengrowth Corporation acquired a 98.11% working interest in the Judy Creek Beaverhill Lake Unit, a 94.58% working interest in the Judy Creek West Beaverhill Lake Unit, and a 9.58% working interest in the Swan Hills Unit No. 1 for $496.1 million. In November 1997, Pengrowth Corporation increased its working interest in the Judy Creek Beaverhill Lake Unit to 100%. On October 15, 1997, Pengrowth Trust completed an offering of 23,928,572 Trust Units on an installment receipt basis with $12.50 per Trust Unit paid on closing and the balance of $8.75 per unit due on or before October 15, 1998. Gross proceeds raised amounted to $508 million comprised of cash of $299 million and an installment receivable of $209 million. On April 15, 1998, Pengrowth Corporation assumed operatorship of the Judy Creek Units from Imperial Oil Resources. Effective October 15, 1998, Pengrowth Trust acquired certain facilities interests related to operations in the Judy Creek and Swan Hills areas from Pengrowth Corporation for consideration of $106,000,000. Pengrowth Trust entered into an agreement to lease the facilities back to Pengrowth Corporation.

     Oil and natural gas prices declined in 1998 and there was an associated decline in the market trading price of Trust Units and the number of acquisitions completed by Pengrowth Corporation. In 1999 and 2000, in conjunction with the recovery of commodity markets, Pengrowth Corporation resumed acquisition activities.

     On May 18, 1999, Pengrowth Trust issued 6,120,000 Trust Units to raise gross proceeds of $79,254,000. Pengrowth Corporation acquired interests in certain properties from Gulf Canada Resources Ltd., Colin Partnership, Talisman Energy Inc., Suncor Energy Inc. and Renaissance Energy Ltd. An acquisition by Pengrowth Corporation in October 1999 from Renaissance Energy Ltd., which included interests in 46 producing wells and three gas plants in the McLeod River area of Alberta, was completed for a cash consideration of $51,800,000.

     On November 10, 2000, Pengrowth Trust issued 8,165,000 Trust Units to raise gross proceeds of $155,135,000 which were applied to acquire interests in Goose River, House Mountain, Minnehik Buck Lake, Mitsue and Weyburn from Canadian Natural Resources Limited for cash consideration of $128,000,000 and the transfer of certain properties. The balance of the net proceeds were applied to the purchase of an average 95% working interest in 32 producing oil wells in the Nipisi area of Alberta in October 2000.

     On May 31, 2001, Pengrowth Trust issued 10,895,000 Trust Units to raise gross proceeds of $225,526,500. Net proceeds of the issue were used to repay existing indebtedness of Pengrowth Corporation incurred to fund earlier acquisitions of petroleum and natural gas properties.

     Effective June 15, 2001, Pengrowth Corporation acquired a royalty representing substantially all of the beneficial interest in the natural gas and liquids production from an 8.4% working interest in the Sable Offshore Energy Project (“SOEP”) from Nova Scotia Resources (Ventures) Limited (“NSRVL”), for $265 million (net adjusted price of $228.4 million).

     On December 18, 2001, Pengrowth Trust issued 5,850,000 Trust Units to raise gross proceeds of $75,172,500. On December 24, 2001, Pengrowth Trust issued 877,500 Trust Units for additional gross proceeds of $11,275,875, representing the full underwriters’ overallotment option from the equity issue which closed on December 18, 2001 (for a total of $86,448,375 in issue proceeds). Net proceeds of the issue were used to repay existing indebtedness of Pengrowth Corporation incurred to fund capital requirements associated with Pengrowth Corporation’s Western Canadian oil and gas properties.

     On December 24, 2001 Pengrowth Corporation acquired certain additional petroleum and natural gas rights and other assets from NSRVL for a gross purchase price of $27.5 million including $22.5 million cash and forgiveness of debt associated with the West Eagle property previously sold to NSRVL in June 2001.

     On June 4, 2002, Pengrowth Trust issued 8,000,000 Trust Units at a price of $15.40 per Trust Unit for total gross proceeds of $123.2 million.

     On October 1, 2002, with an effective date of July 1, 2002, Pengrowth Corporation acquired the B.C. Properties for $387.5 million prior to adjustments. On October 4, 2002, Pengrowth Corporation sold certain of these properties to Progress Energy Ltd. for $25.4 million.

     In November 2002, Pengrowth Trust completed a cross-border equity offering of 20,125,000 Trust Units at $14.00 per Trust Unit for gross proceeds of $281.8 million. In total two public Trust Unit offerings completed during 2002 raised $380 million in net equity proceeds.

Recent Acquisitions

B.C. Properties

     On October 1, 2002, with an effective date of July 1, 2002, we acquired substantially all of the oil and natural gas assets held by Calpine Canada Natural Gas Partnership in northern British Columbia for $387.5 million, before adjustments, with the consideration consisting of cash and the tendering of debt securities of Calpine Corporation and its subsidiaries purchased by us on the open market. On October 4, 2002, we sold to Progress Energy Ltd. for $25.4 million, before adjustments, seven producing properties and a 50% interest in 61,000 acres (30,500 acres net) of undeveloped oil and natural gas rights from these assets, which properties are located outside of our core areas in the B.C. Properties.

     The B.C. Properties constitute a new focus area for us that complements our current interests in the Alberta and Saskatchewan sector of the Western Canadian Sedimentary Basin and in the Sable Offshore Energy Project located offshore Nova Scotia. This acquisition provides us with a significant property base in British Columbia, with 144,700 net developed acres and 247,700 net undeveloped acres. We also expect that Pengrowth will have additional upside through development opportunities on the acquired properties pursuant to farmouts of exploration prospects on the undeveloped acreage.

     We operate substantially all of the B.C. Properties, which include 10 oil batteries, 17 gas compressors and approximately 186 net producing wells. Calpine Canada Natural Gas Partnership has retained ownership of certain properties in the Province of British Columbia totaling approximately 40,000 net undeveloped acres. Pengrowth was granted a 2% royalty on these acres, and Calpine retained a 2% royalty over a similar amount of selected acreage acquired by us which has deep natural gas potential. Pengrowth has entered into a marketing agreement with Calpine whereby Pengrowth has granted Calpine the right to purchase the oil and gas production from the B.C. Properties on market terms.

     We expect that this acquisition will provide us with several significant benefits. The B.C. Properties allow us to expand our operations into northern British Columbia with a significant number of proved producing properties that will provide us additional development opportunities. The relatively high production rates and shorter reserve lives associated with these properties provide a balance to our existing portfolio of properties that are characterized by relatively lower production rates and longer reserve lives.

     The undeveloped lands included in these assets of approximately 247,700 net undeveloped acres will provide us with significant farmout potential. As a first step in developing this farmout potential, we have entered into a farmout agreement with Progress Energy Ltd. in respect of a one-half interest in 61,000 net undeveloped acres that we share in these assets. Under this agreement, Progress Energy Ltd. is required to incur all of the exploration expenses in respect of 100% of the shared acreage to earn an interest in our share of this acreage. Progress Energy Ltd. is required to spend a minimum of $10 million on exploration on this acreage before April 1, 2004 to drill approximately 15 wells. On that portion of our acreage in which Progress Energy Ltd. earns an interest by drilling, we retained a 10% overriding royalty which will not require us to make additional capital expenditures. This farmout provides Pengrowth with upside exposure to high impact prospects without the associated exploration risk.

     We do not typically conduct exploration activities. Therefore, our ability to enhance the value of undeveloped acreage will depend in part on our ability to enter into effective farmout arrangements with industry partners. Our agreement with Progress Energy Ltd. is the first example of this type of agreement.

     We have assumed operatorship of most of the fields comprising the B.C. Properties, allowing Pengrowth to control operating costs and general and administrative costs, and to enhance productivity from the properties acquired. We have hired former Calpine Canada Natural Gas Partnership operating personnel to conduct field operations and have retained additional technical personnel from Calpine’s office staff to enable us to manage the assets and to identify new opportunities.

SOEP Processing Facilities Acquisition

     On May 8, 2003 Pengrowth Corporation acquired an 8.4% working interest in all of the SOEP production facilities downstream of the Thebaud Central Processing Platform in conjunction with the adjustment of various operating and processing expenses with Emera Offshore Inc. for a net consideration of approximately $57 million. As a result of this acquisition Pengrowth Corporation will no longer be paying transportation and processing fees in respect to the downstream facilities (not including the off shore platforms) and the economic interests of Pengrowth Corporation will be better aligned with those of the other SOEP co-venturers. Pengrowth Corporation will continue to pay Emera processing fees for the use of Emera’s 8.4% interest in the SOEP platform facilities upstream of and including the Thebaud Central Processing Platform.

     The SOEP production facilities are comprised of:

•	sub-sea pipeline from the Thebaud Platform to shore;

•	Goldboro Gas Plant;

•	natural gas liquids line between the Goldboro Gas Plant and Point Tupper Fractionation Facility; and

•	Point Tupper Fractionation Facility.

PENGROWTH MANAGEMENT LIMITED

Business

     The principal business of Pengrowth Management is that of a specialty fund manager. Pengrowth Management currently provides advisory, management, and administrative services primarily to Pengrowth Trust and Pengrowth Corporation. Pengrowth Management also previously provided investment advisory and management services in relation to investments by several Canadian pension funds in the energy sector. These investments were subsequently acquired by Pengrowth Corporation for Royalty Units and cash. Pengrowth Management utilizes its extensive experience and employs prudent oil and gas business practices to increase the value of the assets of Pengrowth Corporation. Pengrowth Management has focused upon high quality, long life proven producing properties located in Canada. Pengrowth Corporation is unique among Canadian energy trusts in holding a substantial interest in eastern Canada through its royalty interest in the SOEP. Pengrowth Management will continue to focus upon acquisitions which are strategic and which add value to Pengrowth Corporation and Pengrowth Trust.

Management Agreement

     Pengrowth Corporation and Pengrowth Trust entered into a management agreement (the “Management Agreement”) with Pengrowth Management and Computershare effective April 23, 2002 (replacing a management agreement dated December 2, 1988 as amended). The primary duties of Pengrowth Management under the Management Agreement are to: (i) advise Pengrowth Corporation with respect to its oil and natural gas properties, including the acquisition, development and disposition of such properties; (ii) manage the oil and gas properties of Pengrowth Corporation and Pengrowth Trust; (iii) administer all matters relating to the Royalty Units and the Trust Units; and (iv) provide Pengrowth Corporation and Pengrowth Trust with office space and equipment and all necessary clerical, administrative and accounting services necessary to carry out their business and affairs (which costs are flowed through to

Pengrowth Corporation and Pengrowth Trust). The services performed by Pengrowth Management also include strategic planning, conduct of oil and gas economics, conduct of financings, and the provision of specialized advice in the areas of geology, engineering, production operations, land administration, oil and gas accounting and risk management. The Board of Directors reviews, on an ongoing basis, both the nature and extent of the services provided by Pengrowth Management and the cost of those services. All amendments to the Management Agreement will be reviewed by the Board of Directors and by Computershare and presented to the Unitholders for approval by a Unitholders’ resolution. The Management Agreement has a minimum notice of termination of three years and must be considered by Unitholders at the annual general meeting in 2003. Amendments to the Management Agreement have been proposed by the Board of Directors and Pengrowth Management for consideration at the annual and special meeting of Trust Unitholders and Royalty Unitholders scheduled for June 17, 2003. The following describes the terms of remuneration of Pengrowth Management under the current form of Management Agreement.

Management Fee

     The management fee is based upon an “Income Amount” which is the aggregate of the net production revenue of Pengrowth Corporation and income earned by Pengrowth Trust from certain other categories of permitted investments, other than Royalty Units. The “Management Fee” is calculated with reference to the Income Amount on a sliding scale for each 3.5% of the first $50,000,000, 3.0% of the next $50,000,000 and 2.5% of any Income Amount in excess of $100,000,000.

Bonus Pool

     As an incentive to officers, employees and special consultants of Pengrowth Management (including employees of Pengrowth Corporation but excluding the President, James S. Kinnear), a bonus pool has been established which is carved out from the management fee paid to Pengrowth Management, determined as a minimum of 0.25% of the Income Amount. Bonuses are paid from time to time in accordance with criteria to be set at the discretion of Pengrowth Management as a further incentive for performance.

Acquisition Fee

     An acquisition fee is also paid to Pengrowth Management which is 1% of a “Base Amount” of the acquisitions in each year and 0.5% in respect of any acquisitions in excess of the Base Amount. The Base Amount is defined as a minimum of $100 million, or the purchase price of Established reserves acquired to replace production from the preceding calendar year. If the reserve replacement amount is greater than $100 million, then it becomes the Base Amount for subsequent years. The acquisition fee will be 0.5% of the purchase price of acquisitions beyond the Base Amount. There is no fee in respect to the disposition of properties.

PENGROWTH CORPORATION — OPERATIONAL INFORMATION

     As at December 31, 2002, Pengrowth Corporation had 206 permanent employees. Pengrowth Corporation has invested more than $1.9 billion in the energy sector primarily to purchase mature, proven producing oil and natural gas properties in Canada.

Principal Properties

     The portfolio of properties acquired and held by Pengrowth Corporation primarily includes long life, oil and gas producing properties with established production profiles. In 2002, Pengrowth Corporation’s remaining recoverable Established Reserves increased from 211 million boe to 215 million boe. During the year, 37.7 mmboe of new Established Reserves were acquired at a cost of $10.33 per boe and 9.7 mmboe of non-core established reserves were sold. Pengrowth Corporation raised its average production from 33,581 boepd in 2000 to 40,320 boepd in 2001, and to 43,785 boepd in 2002.

     Pengrowth Corporation obtained the GLJ Report dated February 7, 2003 in respect to the oil and gas properties of Pengrowth Corporation effective December 31, 2002. All reserve data presented under this sub-heading is based on the GLJ Report. The term “net” when used to describe Pengrowth Corporation’s share of production under this sub-heading means the total of Pengrowth Corporation’s working interest share before deducting royalties owned by others.

     Pengrowth Corporation’s major producing properties are summarized in the following table:

     Summary of the Major Property Interests Held by Pengrowth Corporation as at December 31, 2002

					2002 Actual Oil
	Remaining	Reserve	Gross(3)	Value at 12%	Equivalent
	Reserve Life	Life Index	Reserves	Discount	Production(4)
	(Years)	(Years)	(Mboe)	($000)	(boepd)

Judy Creek BHL Unit	50	14	45,062	270,099	10,272
Judy Creek West BHL Unit	50	12	10,287	47,022	2,225
Weyburn Unit	48	19	14,516	46,410	2,059
Swan Hills Unit No.1	50	26	13,482	48,478	1,674
Dunvegan Gas Unit	50	17	6,746	33,467	1,008
Oak	48	13	6,039	43,678	363
Rigel	25	5	5,912	72,494	891
Monogram Gas Unit	40	11	5,716	53,184	1,579
Enchant	42	16	5,371	26,807	937
McLeod River	28	7	5,155	38,713	1,755
Squirrel	24	6	5,128	62,478	651
Kaybob Notikewin Unit No. 1	43	12	3,573	27,526	922
Quirk Creek	40	10	3,491	32,624	711
Other B.C.(1)	50	8	15,302	122,113	1,304
Other (2)	50	8	69,034	444,675	17,434

Total	50	12	214,814	1,369,768	43,785

Source: GLJ Report

(1)	“Other B.C.” includes the B.C. assets recently acquired from Calpine.

(2)	“Other” includes Pengrowth Corporation’s royalty interest in Emera’s 8.4% working interest in the Sable Offshore Energy Project and 28 other properties. In accordance with the confidentiality agreement between Pengrowth Corporation, Emera and the other SOEP owners, Pengrowth Corporation is unable to present certain information with respect thereto except on a consolidated basis.

(3)	Remaining recoverable Established Reserves.

(4)	Natural gas has been converted to equivalent barrels of oil at 6:1.

Judy Creek Beaverhill Lake Unit and Judy Creek West Beaverhill Lake Unit

Pengrowth Corporation holds a 100% working interest in the Judy Creek Beaverhill Lake Unit (the “Judy Creek A Pool”) and a 94.6% working interest in the Judy Creek Beaverhill West Lake Unit (the “Judy Creek B Pool”), (together “Judy Creek”). Judy Creek is located approximately 200 kilometres northwest of Edmonton in North-Central Alberta and covers an area of approximately 155 square kilometres (60 sections). Judy Creek was discovered in 1959, placed on waterflood (secondary recovery) in 1962 and miscible flood (tertiary recovery) in 1985. Original oil in place totalled 815 mmbbls of oil in the Judy Creek A Pool, making it one of the largest oil pools discovered in Western Canada. To December 31, 2002, 344.1 mmbbls have been produced from the Judy Creek A Pool. Remaining Established Reserves at December 31, 2002 are estimated at 45.1 mmboe. Original oil in place at the Judy Creek B Pool totalled 262 mmbbls and, as at December 31, 2002, 113.5 mmbbls have been produced. Original oil in place at the Judy Creek A and B Pools combined totals 1,077 mmbbls, with an aggregate of 457.6 mmbbls produced as at December 31, 2002. GLJ estimates the net remaining Established Reserves at December 31, 2002 for the Judy Creek B Pool are 10.3 mmboe. Average production for Judy Creek in 2002 was 12,497 boepd and the remaining producing reserve life is 50 years and the Reserve Life Index is 13 years.

Development Activity

Pengrowth Corporation operates both the Judy Creek A and B Pools. Pengrowth Corporation has continued the enhanced oil recovery program that was initiated at Judy Creek in 1985. In the Judy Creek hydrocarbon miscible flood program, oil production is increased by injecting a light, hydrocarbon-based solvent (ethane and methane) into the reservoir. In 2002, solvent was injected at 13 solvent injection wells and Pengrowth Corporation is anticipating increased oil production from up to 37 offsetting production wells.

New development continued in 2002 with the drilling of four oil wells and three water/solvent injection wells in the Judy Creek A Pool.

There may be other methods of enhancing future production in Judy Creek including the use of CO2 as a solvent, potentially reducing solvent costs, or developing the coal bed methane potential on Pengrowth Corporation’s acreage. Coal bed methane technology in Canada is still in the developmental stage, but is being researched by a number of major oil and gas companies. The technology is more advanced in the United States where coal bed methane resources have been successfully harnessed for economic gas production.

During 2002, Pengrowth Corporation continued to focus on reducing operating costs at Judy Creek. A significant proactive program was initiated to test pipeline coating integrity. Pengrowth Corporation also optimized the use of onsite solvent to minimize the cost of solvent purchases.

Development plans in 2003 include drilling at least three oil wells and two vertical and three horizontal injection wells. Pengrowth Corporation will also carry out additional stimulations following a successful 2001 acid fracture in a lower deliverability oil well.

Weyburn Unit

Pengrowth Corporation holds a 9.75% working interest in the Weyburn Unit located approximately 120 kilometres southeast of Regina in southeast Saskatchewan. The unit encompasses approximately 216 square kilometres. Production commenced from the Midale formation, in 1955 under primary depletion (solution gas expansion). The Weyburn Unit was formed in 1963 for the purpose of implementing an inverted nine-spot waterflood pressure maintenance scheme. Commencing in 1985, the operator, PanCanadian Petroleum Limited (now Encana Corporation), embarked on an extensive infill drilling and waterflood reconfiguration program. In recent years horizontal wells have been extensively used to arrest production declines. Produced oil averages 31° API and contains approximately 2% sulphur. GLJ estimates remaining Established Reserves at December 31, 2002 at 147 (14.5 net) mmbbls of oil with a remaining producing life of 48 years and a Reserve Life Index of 19.4 years. In 2002, production from the Weyburn Unit averaged 21,118 (2,059 net) boepd from 630 (61.4 net) oil wells.

Development Activity

A carbon dioxide (CO2) miscible flood project was initiated in the fall of 2000. CO2 injection has been initiated in seventeen of nineteen patterns in phase 1A of the flood with injection rates reaching the targeted 90 to 95 mmcf per day in September 2001. Recent development activity includes a 5 well vertical infill program in 2000, 23 horizontal infill wells in 2001 and 5 horizontal wells and various waterflood enhancement programs in 2002. Incremental oil production to year-end 2002 from the CO2 project has averaged 5,005 (488 net) bopd and the incremental rates are expected to increase to 7,500 bpd by 2008 (731 net).

Swan Hills Unit No. 1

Pengrowth Corporation holds a 10.45% working interest in the Swan Hills Unit No. 1 located approximately 180 kilometres northwest of Edmonton in North-Central Alberta. The Swan Hills Beaverhill Lake A and B pools were discovered and placed on production in 1957. The pools were unitized in 1963 to facilitate the implementation of a line drive waterflood project. Swan Hills Unit No. 1 is the second largest producing crude oil unit in Canada, producing an average of 16,019 (1,674 net) boepd in 2002 and is operated by Devon Canada Ltd. GLJ estimates that the remaining Established Reserves at December 31, 2002 are 95.8 (10.0 net) mmbbls of oil and 73.8 (7.7 net) bcf of natural gas with a remaining producing life of 50 years and a Reserve Life Index of 26 years.

Development Activity

Development activities in the Swan Hills Unit No. 1 during 2002 were minimal. The operator, Devon Canada Corporation, is currently reviewing its development plan for the Unit. No drilling is anticipated for 2003.

Dunvegan Gas Unit No. 1

Pengrowth Corporation holds a 7.97% working interest in the Dunvegan Unit located near Fairview, Alberta, approximately 430 kilometres northwest of Edmonton. The Dunvegan natural gas field is operated by Devon Canada Corporation, has 118 (9.4 net) producing natural gas wells and covers an area of approximately 213 square kilometres. Approximately 95% of the Dunvegan Unit’s identified natural gas reserves are contained in the Mississippian Debolt formation at a depth of approximately 1,465 meters. A natural gas processing plant, a gathering system and satellite facilities were built in 1973. A deep cut facility was completed in 1987 for the purpose of extracting propane, butane and heavier natural gas liquids from the raw natural gas stream. Sour gas processing facilities were added in 1996. A natural gas storage project has also been implemented in the Dunvegan Unit.

GLJ estimates that Established Reserves of 375 (29.9 net) bcf of natural gas and 22.1 (1.8 net) mmbbls of natural gas liquids remain to be produced from the Dunvegan Unit as at December 31, 2002 and that it has a remaining life of 50 years and a Reserve Life Index of 17.3 years. Current production from the Dunvegan Unit is obtained from five zones. In 2002, Pengrowth Corporation’s share of production averaged 1,008 boepd. The majority of unit gas is currently being sold under contract to Progas Limited with the remainder going to Pan-Alberta Gas Ltd. and other direct markets.

Development Activity

Development activities in 2002 were minimal.

Oak

The Oak area consists of 29 operated oil and natural gas wells, 6 injection wells and 7 water source wells surrounding two batteries and three natural gas compressors, and a 20.6% working interest in a non-operated oil unit. Production is obtained from the Halfway, Cecil, Baldonnel, Cadomin and Bluesky formations. Two horizontal wells (one injector and one producer) were drilled in 2001 to optimize the waterflood and enhance Cecil oil production and reserves recovery within the area.

Production averaged 1,440 boepd for the fourth quarter of 2002.

Development Activity

Oak ‘C’ unitization is essentially complete with gas injection commencing in February, 2003 and water injection in April, 2003. One new injection well may be drilled in 2003. It is estimated an incremental two million barrels of oil is recoverable with the waterflood.

Rigel

The Rigel area consists of four Cecil oil pools containing 39 oil wells, 19 injection wells, a central battery, and a solution gas compressor. Two oil wells, four injection wells and two dry exploration wells were drilled in 2002 resulting in better pool delineation and water flood response to the Rigel Cecil oil pools.

Optimization of pumping equipment is ongoing and an injector in the south end of “I” pool was successfully stimulated. Production averaged 3,535 boepd for the fourth quarter of 2002.

Development Activity

Several new well locations are currently under technical review. One or two wells are expected to be drilled in 2003. In addition, other injection wells may be stimulated or injector conversions initiated.

Monogram Gas Unit

Pengrowth Corporation’s working interest in the Monogram Gas Unit, located in southern Alberta, is 53.82 percent. The Unit produces sweet, dry natural gas from the Medicine Hat, Milk River and Second White Specks formations. Pengrowth Corporation’s share of current production is approximately 9 mmcf/d from 366 wells (197 net). Pengrowth Corporation’s share of Established Reserves is estimated to be 34.3 billion cubic feet.

Following a successful 40-well infill drilling program completed in 2001, the operator is evaluating another infill program for 2003.

Enchant

The Enchant property is located approximately 120 miles southeast of Calgary. The property consists of four operated oil pools in which Pengrowth Corporation holds an average 88% working interest. These pools produce 32° API oil from the Nisku formation. The Enchant property averaged 937 boepd for 2002.

Pengrowth Corporation holds a 100% working interest in the largest pool (the J and VV pool) which consists of 33 producing and 9 injection wells with treating, water handling and gas conservation handled at a central battery. Primary production commenced in 1992 and a waterflood project was implemented in 1995. GLJ estimates that the Enchant property has a Reserve Life Index of 16.3 years.

In the Enchant Arcs Unit No. 2, where Pengrowth Corporation converted a well to injection in mid-2000, pressure support is now apparent and consequently production has increased over the year.

Development Activity

Pengrowth Corporation expects to drill one potential oil well in the Arcs unit in 2003.

McLeod River

The McLeod River property is located approximately 70 miles from Edmonton. Production is obtained from the Rock Creek, Notikewin, Gething and Cardium formations. Pengrowth Corporation drilled five gas wells during 2002, with working interests between 50 and 100 percent. Four wells are tied-in and are on production. The fifth well is in the process of being tied-in. McLeod River production averaged 1,755 boepd for 2002.

Development Activity

To date in 2003, four wells have been drilled and cased. One well is on production, one well is being evaluated and two wells are waiting on completion. Two or three additional wells should be drilled prior to year-end.

Squirrel

The Squirrel area consists of 12 producing oil wells, four water injection wells, a gas injection well, a central battery and a compressor station. The oil wells were either drilled or acquired in 2000 to obtain production from the Triassic North Pine formation. A gas re-injection project was implemented during November 2000 to maintain pool pressure and increase oil production. With the commencement of water injection, gas injection has been reduced to two weeks per month. During 2001, a waterflood was implemented to maximize reserve recovery. One oil well was fracture stimulated with positive results. We are currently assessing other fracture candidates. Production averaged 2,583 boepd for the fourth quarter of 2002.

Development Activity

In 2003, Pengrowth will evaluate the conversion of two oil wells to water injection to improve the waterflood and reduce the need for gas injection. We will continue to optimize the existing pumping equipment to improve oil production.

Kaybob Notikewin Unit No. 1

Pengrowth Corporation’s working interest in the Kaybob Notikewin Unit No. 1 is 64.5 percent. The property produces natural gas and natural gas liquids, with 20 producing wells (12.9 net) in the Unit. The estimated Reserve Life Index of the property is 11.7 years.

In 2002, Pengrowth’s production averaged about 5.3 mmcf/d of natural gas and 38 bpd of NGLs. GLJ estimates Pengrowth’s remaining established reserves to be 3.6 mmboe.

Plans for 2003 include the installation of a new wellsite screw compressor.

Quirk Creek

On March 1, 2002 Pengrowth Corporation significantly expanded its ownership in the Quirk Creek area of southern Alberta by acquiring an additional 55.9 percent working interest in three producing gas wells, a 26.4 percent working interest in 10 other producing gas wells and a 25.9 percent working interest in the Quirk Creek natural gas plant for $34 million after adjustments. This compares to Pengrowth Corporation’s previous 5.5 percent interest in 13 producing gas wells in the area and a 4.6 percent in the gas plant. Rated at 80 million cubic feet per day of raw inlet gas, the Quirk Creek gas plant currently operates at about 90 percent of capacity.

Pengrowth Corporation’s total working interest share of production for 2003 is estimated to be approximately 4.5 mmcf/d of natural gas and 220 bpd of natural gas liquids. Pengrowth’s remaining Established Reserves are estimated at 3.5 mmboe, consisting of 16 billion cubic feet of natural gas and 0.8 mmbbls of natural gas liquids. Pengrowth Corporation also expects that its share of processing revenue from the gas plant will be similar to the operating revenue from the acquired interest.

Pengrowth Corporation believes significant upside potential exists for future gas development and processing revenue in the area.

Sable Offshore Energy Project (SOEP)

SOEP is located offshore the Province of Nova Scotia. On June 15, 2001 Pengrowth Corporation acquired a 99.9% royalty interest in the reserves and production associated with Emera’s 8.4% working interest (the “SOEP Royalty”) and is responsible for its royalty share of associated capital and operating costs. As of December 31, 2002 the total SOEP remaining established reserves are estimated by Pengrowth Corporation to be in the range of 2.0 tcf and 83 mmbbls of natural gas liquids, with Pengrowth Corporation’s SOEP Royalty share estimated at 165 bcf of natural gas and 7.0 million barrels of natural gas liquids. SOEP production averaged 519 mmcf/d of raw gas during the fourth quarter of 2002 (43.6 mmcf/d net to Pengrowth Corporation).

On May 8, 2003 Pengrowth Corporation acquired an 8.4% working interest in all of the SOEP production facilities downstream of the Thebaud Central Processing Platform in conjunction with the adjustment of various operating and processing expenses with Emera Offshore Inc. for a net consideration of approximately $57 million. As a result of the acquisition Pengrowth Corporation will no longer be paying processing fees in respect to the downstream facilities (not including the off shore platforms) and the economic interests of Pengrowth Corporation will be better aligned with those of the other SOEP co-venturers.

The SOEP gas reserves were discovered in the early 1970’s and commercial gas production began in December 1999. SOEP currently produces gas and NGLs from three fields in the vicinity of Sable Island, Nova Scotia: Venture, North Triumph and Thebaud. The SOEP project consists of two tiers. The first tier, completed in December 1999, included the construction of the main gas processing plant at Goldboro, a natural gas liquids fractionation plant at Point Tupper, offshore platforms at Thebaud, North Triumph and Venture and the offshore pipeline system.

The operator drilled, cased and completed one well in the Venture field during 2002. The Venture 6 well was placed on production in October, 2002.

One well was drilled in the South Venture field in late 2002 and three more are planned after the platform is installed. The South Venture field is expected to come on-stream in late 2004.

The first development well in the Glenelg field was drilled and abandoned in the first quarter of 2003.

Subject to owner approval, Tier II is expected to be developed over the 2002 – 2007 timeframe and will add three platforms and production from wells in Alma, Glenelg and South Venture. The first Tier II platform will be installed in the Alma Field. Fabrication and construction began in 2002, followed by installation, commissioning and start up in 2003. Two wells will be drilled in the Alma field in 2003. Development of the Tier II fields will be managed in a staged approach over the next several years.

Sales gas from SOEP is delivered to the onshore gas plant facility at Goldboro, and the liquids are processed at the fractionation plant in Point Tupper. The refined gas is transported to market via the Maritimes & Northeast Pipeline.

Production

Production History

The natural gas, natural gas liquids and oil production of Pengrowth Corporation is set out in the following table:

	Natural Gas		Natural Gas Liquids		Crude Oil

							Average Daily
		Average Daily		Average Daily		Average Daily	Total
	Gas	Production		Production		Production	Production
12 Months To	mmcf	mcf/d	mstb	bpd	mstb	bpd	boepd(1)

December 31, 1997	18,744	51,355	677	1,856	2,792	7,650	18,140
December 31, 1998	21,063	57,707	1,220	3,342	6,094	16,695	29,741
December 31, 1999	22,445	61,494	1,433	3,927	6,413	17,570	31,821
December 31, 2000	25,656	70,098	1,539	4,205	6,441	17,599	33,581
December 31, 2001	33,494	91,764	1,919	5,258	7,200	19,726	40,320
December 31, 2002	40,775	111,713	1,917	5,252	7,269	19,914	43,785

Note :

(1)	6:1 gas to oil conversion.

Producing Wells

The producing wells of Pengrowth Corporation are summarized in the following table:

	Gas		Oil		Total

Property	Gross	Net	Gross	Net	Gross	Net

Judy Creek BHL Unit	—	—	118	118.0	118	118.0
Weyburn Unit	—	—	621	60.5	621	60.5
Swan Hills Unit No.1	—	—	193	20.2	193	20.2
Judy Creek West BHL Unit	—	—	32	30.3	32	30.3
Enchant	—	—	62	60.7	62	60.7
Nipisi Non-Unit	—	—	47	44.7	47	44.7
Goose River BHL Unit No.1	—	—	31	13.1	31	13.1
Dunvegan Gas Unit No.1	108	8.6	—	—	108	8.6
McLeod River	68	35.3	3	1.3	71	36.6
Monogram Gas Unit	411	221.2	—	—	411	221.2
Hanlan Swan Hills Pool Gas Unit No.1	9	0.7	—	—	9	0.7
Kaybob Notikewin Unit No.1	20	12.9	—	—	20	12.9
House Mountain Unit No.1	—	—	91	11.4	91	11.4
House Mountain Unit No.2	—	—	18	1.3	18	1.3
Minnehik Buck Lake Unit No.1	21	3.8	—	—	21	3.8
Rigel	1	0.5	46	33.7	47	34.2
Redeye	54	36.0	3	2.0	57	38.0
Oak	27	20.9	43	28.4	70	49.3
Montney	9	8.0	—	—	9	8.0
Beatton River	5	4.3	16	15.3	21	19.6
Bulrush	15	10.4	1	0.3	16	10.7
Squirrel	—	—	31	13.1	31	13.1
Weasel	—	—	6	5.5	6	5.5
Elm	2	1.5	17	17.0	19	18.5
Tupper	8	4.3	—	—	8	4.3
Other	1001	192.5	488	82.6	1489	239.0

Total	1759	560.8	1867	558.2	3626	1083.9

Drilling Activity

The number of wells drilled by Pengrowth Corporation over the past 5 years is set out in the following table:

	Gas		Oil		Service		Dry & Abandoned		Total

Period	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

1998	60	27.7	62	4.8	11	6.5	18	3.0	151	42.0
1999	5	0.5	21	3.5	—	—	3	1.2	29	5.2
2000	8	1.2	61	21.4	19	3.0	3	0.8	91	26.4
2001	62	32.4	75	13.8	9	3.8	2	1.1	148	51.1
2002	12	5.1	22	7.7	4	3.2	1	0.5	39	16.5

Capital Expenditures

The capital expenditures, excluding property acquisitions, made by Pengrowth Corporation are set out in the following table:

	Capital Expenditures
	($000’s)

12 Months to	Drilling and Exploration	Production Facilities	Total

December 31, 1998	25,330	9,595	34,925
December 31, 1999	11,712	6,030	17,742
December 31, 2000	45,351	14,408	59,759
December 31, 2001	59,516	14,510	74,026
December 31, 2002	48,233	7,398	55,631

Reconciliation of Reserves

The following table summarizes the changes in our crude oil, NGLs and natural gas reserves, before the deduction of royalties, from December 31, 2000 to December 31, 2002.

	Crude Oil (mbbls)			NGLs (mbbls)

		Risked			Risked
	Proved	Probable	Total	Proved	Probable	Total

As at December 31, 2000	98,168	19,351	117,519	15,625	2,664	18,289
Acquisitions	0	0	0	7,726	1,778	9,504
Dispositions	(2,107)	(581)	(2,688)	(154)	(29)	(183)
Discoveries	238	20	258	1,806	(315)	1,491
Production	(7,200)	0	(7,200)	(1,919)	0	(1,919)
Revisions	(1,711)	(994)	(2,705)	(1,226)	7	(1,219)

As at December 31, 2001	87,388	17,796	105,184	21,858	4,105	25,963
Acquisitions	14,635	2,274	16,909	1,979	309	2,289
Dispositions	(3,998)	(367)	(4,635)	(1,193)	(187)	(1,380)
Discoveries	0	0	0	128	0	128
Production	(7,269)	0	(7,269)	(1,917)	0	(1,917)
Revisions	(639)	(3,082)	(3,721)	(273)	(462)	(735)

As at December 31, 2002	90,117	16,621	106,738	20,582	3,767	24,349

	Natural Gas (bcf)			Barrels of Oil Equivalent (mboe)

		Risked			Risked
	Proved	Probable	Total	Proved	Probable	Total

As at December 31, 2000	241.5	41.7	283.2	154,043	28,959	183,002
Acquisitions	198.5	35.0	233.5	40,808	7,608	48,416
Dispositions	(10.3)	(2.7)	(13.0)	(3,983)	(1,023)	(5,006)
Discoveries	7.2	(0.4)	6.8	3,173	(355)	2,818
Production	(33.5)	0	(33.5)	(14,717)	0	(14,717)
Revisions	7.9	(8.3)	(0.4)	(1,619)	(2,372)	(3,991)

As at December 31, 2001	410.8	65.3	476.2	177,705	32,817	210,522
Acquisitions	92.9	18.4	111.3	32,086	5,654	37,740
Dispositions	(21.0)	(3.0)	(24.0)	(8,616)	(1,125)	(9,741)
Discoveries	4.1	0.15	4.3	803	31	834
Production	(40.8)	0	(40.8)	(15,892)	0	(15,982)
Revisions	(22.0)	(2.73)	(24.7)	(4,615)	(3,944)	(8,559)

As at December 31, 2002	424.0	78.3	502.3	181,381	33,433	214,814

Reserves

     The following summary of reserves includes those working interests and gross overriding royalty interests held by Pengrowth Corporation as at December 31, 2002. Both the escalated and constant price cases are based on the GLJ Report. Assumptions and qualifications contained in the GLJ Report relating to prices, costs and inflation are set forth in the notes to the tables. All evaluations have been stated prior to any provision for income taxes, interest costs or general and administrative costs. It should not be assumed that the estimated present worth values represent the fair market value of the reserves of Pengrowth Corporation. Probable reserves and cash flows have been reduced by 50% to reflect the risk of recovery. Pengrowth Corporation is not aware of any material adverse changes in the information contained in the GLJ Report.

RESERVES
Pengrowth Corporation
Escalated Prices and Costs

	Gross Reserves				Net Reserves

		Natural				Natural
	Crude	Gas	Natural		Crude	Gas	Natural
	Oil	Liquids	Gas	BOE	Oil	Liquids	Gas	BOE
	(mbbls)	(mbbls)	(bcf)	(mboe)	(mbbls)	(mbbls)	(bcf)	(mboe)

Proved Producing	67,478	14,219	295.0	130,868	56,677	10,085	233.1	105,604
Proved Non-Producing	22,639	6,373	129.0	50,513	19,452	5,065	107.8	42,492

Total Proved	90,117	20,592	424.0	181,381	76,129	15,150	340.9	148,096

Risked Probable	16,621	3,762	78.3	33,433	13,846	2,708	58.8	26,351

Total Proved + Risked Probable	106,738	24,354	502.3	214,814	89,975	17,858	399.7	174,447

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Estimated Future Net Cash Flow
	Before Income Tax ($million)

		Discounted at
	Undis-
	counted	10%	12%	15%

Proved Producing	1,777	1,101	1,032	947
Proved Non-Producing	538	222	190	151

Total Proved	2,316	1,323	1,222	1,098

Risked Probable	509	172	148	121

Total Proved + Risked Probable	2,824	1,495	1,370	1,219

Based on Gilbert Laustsen Jung Associated Ltd. (GLJ) reserve report (the “GLJ Report”) effective December 31, 2002. Natural gas is converted to equivalent barrels of oil based on 6:1. Natural gas liquids are converted based on 1:1.

RESERVES
Pengrowth Corporation
Constant Prices and Costs

	Gross Reserves				Net Reserves

		Natural				Natural
	Crude	Gas	Natural		Crude	Gas	Natural
	Oil	Liquids	Gas	BOE	Oil	Liquids	Gas	BOE
	(mbbls)	(mbbls)	(bcf)	(mboe)	(mbbls)	(mbbls)	(bcf)	(mboe)

Proved Producing	68,178	14,319	297.4	132,072	56,545	10,074	233.3	105,496
Proved Non-Producing	22,647	6,379	129.0	50,531	18,389	4,850	102.6	40,342

Total Proved	90,825	20,698	426.5	182,603	74,934	14,924	335.9	145,838

Risked Probable	16,599	3,781	78.6	33,479	13,476	2,693	58.6	25,941

Total Proved + Risked Probable	107,424	24,479	505.1	216,082	88,410	17,617	394.5	171,779

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Estimated Future Net Cash Flow
	Before Income Tax ($million)

		Discounted at
	Undis-
	counted	10%	12%	15%

Proved Producing	2,627	1,531	1,424	1,292
Proved Non-Producing	885	411	360	299

Total Proved	3,513	1,942	1,784	1,591

Risked Probable	687	246	213	176

Total Proved + Risked Probable	4,200	2,188	1,997	1,767

Based on Gilbert Laustsen Jung Associated Ltd. (GLJ) reserve report (the “GLJ Report”) effective December 31, 2002. Natural gas is converted to equivalent barrels of oil based on 6:1. Natural gas liquids are converted based on 1:1.

ESTIMATED NET CASH FLOWS
Pengrowth Corporation
Established Reserves
Escalated Prices and Costs
($ millions)

			Net								Net Cash
			Revenue							Net	Flow
	Company		After			Net				Capital	Before
	Interest	Royalty	Royalty	Operating	Other	Production		Other	Abandon-	Invest-	Income
Year	Revenue	Burdens	Burdens	Expenses	Expenses	Revenue	ARC	Income	ment Cost	ment	Taxes

2003	617.2	115.1	502.1	123.9	3.8	374.4	0.5	16.7	2.5	117.3	271.7
2004	531.0	90.2	440.8	131.2	3.2	306.4	0.5	16.4	2.5	74.8	246.1
2005	480.4	77.1	403.3	124.1	3.1	276.1	0.5	(6.8)	2.5	64.1	203.1
2006	464.0	76.1	387.9	119.3	2.9	265.7	0.5	(10.1)	3.2	21.6	231.3
2007	438.8	84.6	354.2	113.2	2.8	238.2	0.5	(10.8)	2.6	19.2	206.1
2008	391.0	80.5	310.4	106.6	2.6	201.3	0.5	(9.8)	1.2	17.1	173.7
2009	354.5	70.4	284.1	106.0	2.4	175.7	0.5	(8.7)	1.3	8.9	157.2
2010	318.8	63.5	255.3	98.3	2.3	154.7	0.5	(5.6)	1.5	7.5	140.6
2011	287.1	57.3	229.8	92.7	2.2	135.0	0.5	(2.9)	1.2	6.9	124.5
2012	268.5	54.8	213.7	82.0	2.0	129.7	0.5	(4.1)	1.0	5.8	119.3
2013	244.7	50.3	194.4	71.6	1.9	121.0	0.5	(4.8)	1.5	5.4	109.8
2014	216.3	43.3	173.0	66.4	1.7	105.0	0.5	(3.6)	0.7	4.4	96.7

Subtotal	4,612.3	863.2	3,749.1	1,235.4	30.7	2,483.0	6.0	(34.2)	21.6	353.1	2,080.2
Remaining	2,052.6	310.9	1,741.7	930.5	15.9	795.3	13.7	(0.5)	44.8	19.5	744.2

TOTAL	6,664.9	1,174.2	5,490.8	2,165.9	46.6	3,278.3	19.7	(34.7)	66.4	372.5	2,824.3
Discounted Value at 12% DCF	3,061.9	557.7	2,504.2	819.8	20.2	1,664.2	4.3	(7.6)	16.0	275.2	1,369.8

ESTIMATED NET CASH FLOWS
Pengrowth Corporation
Established Reserves
Constant Prices and Costs
($ millions)

			Net								Net Cash
			Revenue							Net	Flow
	Company		After			Net				Capital	Before
	Interest	Royalty	Royalty	Operating	Other	Production		Other	Abandon-	Invest-	Income
Year	Revenue	Burdens	Burdens	Expenses	Expenses	Revenue	ARC	Income	ment Cost	ment	Taxes

2003	696.9	131.3	565.6	123.8	4.3	437.4	0.5	(7.3)	2.3	117.3	310.9
2004	693.4	126.1	567.3	132.2	4.3	430.8	0.5	(14.1)	2.4	73.7	241.2
2005	669.6	120.9	548.7	124.0	4.4	420.3	0.5	(6.6)	2.5	62.2	349.5
2006	639.6	135.5	504.1	116.1	4.2	383.8	0.5	(10.1)	3.1	20.7	350.4
2007	598.4	136.9	461.5	108.1	4.0	349.4	0.5	(10.1)	2.4	18.1	319.2
2008	526.1	119.1	407.0	100.6	3.6	302.7	0.5	(9.2)	1.2	15.8	277.0
2009	470.7	106.9	363.8	99.3	3.4	261.1	0.5	(8.1)	1.2	8.1	244.2
2010	416.1	94.1	321.9	89.7	3.1	229.1	0.5	(5.3)	1.3	6.8	216.2
2011	369.9	81.4	288.6	83.7	2.9	202.0	0.5	(2.7)	1.1	6.1	192.6
2012	339.8	74.9	264.9	72.4	2.6	189.9	0.5	(4.0)	0.8	5.1	180.4
2013	305.3	67.3	237.9	62.4	2.3	173.2	0.5	(4.8)	1.3	4.6	163.0
2014	266.5	57.0	209.5	57.0	2.1	150.3	0.5	(3.6)	0.5	3.7	142.9

Subtotal	5,992.4	1,251.7	4,740.7	1,169.5	41.3	3,530.0	6.0	(86.0)	20.1	342.4	3,087.5
Remaining	2,220.5	358.9	1,861.7	697.5	17.0	1,147.1	13.2	(3.4)	29.3	14.8	1,112.8

TOTAL	8,212.9	1,610.5	6,602.4	1,867.0	58.3	4,677.2	19.2	(89.5)	49.4	357.2	4,200.3
Discounted Value at 12% DCF	3,924.9	793.3	3,131.6	773.9	26.6	2,331.1	4.3	(54.9)	14.5	268.7	1,997.4

General Notes:

(1)	Gross reserves are defined as the total Pengrowth Corporation share of reserves. Net reserves are defined as Pengrowth Corporation’s gross reserves less all royalties payable to the Crown and others.

(2)	GLJ has used its best engineering judgement in estimating production rates and product pricing in evaluating the properties. It should be recognized, however, that uncertainties in the oil and gas industry may result in production rates and product prices being different from those used in the GLJ Report.

(3)	Proved Reserves: Those reserves estimated as recoverable under current technology and existing economic conditions, in the case of constant pricing, and anticipated economic conditions, in the case of escalated pricing, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

Proved Producing Reserves: Those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner rather than the lack of markets or some other reason. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

Proved Non-Producing Reserves: Those proved reserves that are not currently producing either due to lack of facilities and/or markets.

Probable Reserves: Those reserves which an analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(4)	Net cash flow is income derived from the sale of net reserves of oil, gas and gas by-products, gas processing and other revenue, less all capital costs, production taxes and operation costs and before provision for income taxes and administrative overhead costs.

(5)	All values are shown in Canadian dollars.

(6)	Pengrowth Corporation is entitled to claim Alberta Royalty Credits (“ARC”). The ARC program is based on a price-sensitive formula linked to crude oil prices. Credits vary from a high of 75% of the eligible Alberta Crown Royalties for a taxation year to a maximum of $1,500,000 (75% of $2,000,000) when the price of oil falls below U.S. $15 per barrel, to a low of 25% (maximum $500,000) when the price of oil rises above U.S. $30 per barrel. In the GLJ Report, the ARC program is assumed to continue indefinitely.

(7)	The escalating price assumptions assume the continuance of current laws and regulations and any forecast changes in wellhead selling prices and takes into account inflation with respect to future operating and capital costs. In the escalating price assumptions evaluation contained in the GLJ Report, operating and capital costs have been escalated in accordance with GLJ’s estimate thereof. GLJ’s oil and gas base case price forecasts effective January 1, 2003 are as shown below.

GLJ Oil, Gas and NGL’s Price Forecasts

	Oil Prices			Capital and
			Gas Prices	Operating	Natural Gas Liquid Prices FOB Edmonton
	Edmonton	West Texas	Average	Cost
	FOB	Intermediate	Alberta Price	Escalation	Condensate	Propane	Butane
	CDN	US	CDN	Factors	CDN	CDN	CDN
Year	$/bbl	$/bbl	$/mcf	%/yr	$/bbl	$/bbl	$/bbl

2003	38.50	25.50	5.35	1.5	39.50	24.75	27.25
2004	32.50	22.00	4.75	1.5	33.00	19.75	21.50
2005	30.50	21.00	4.50	1.5	31.00	19.50	20.50
2006	30.50	21.00	4.65	1.5	31.00	19.50	20.50
2007	30.50	21.25	4.65	1.5	31.00	19.50	20.50
2008	31.00	21.75	4.65	1.5	31.50	19.75	21.00
2009	31.50	22.00	4.65	1.5	32.00	20.25	21.50
2010	32.00	22.25	4.70	1.5	32.50	20.50	22.00
2011	32.50	22.50	4.75	1.5	33.00	20.75	22.50
2012	33.00	23.00	4.85	1.5	33.50	21.00	23.00
2013	33.50	23.25	4.90	1.5	34.00	21.50	23.50

and thereafter escalate at 1.5% per annum

(8)	The net cash flows estimated in the GLJ Report will not correspond directly to distributable income reported by Pengrowth Trust for several reasons including the following:

(a)	net cash flow before income tax from the GLJ Report is stated prior to general and administrative expenses, interest, management fees and holdbacks;

(b)	for purposes of calculating distributable income, Pengrowth Trust amortizes the cost of miscible flood injection fluids purchased from third parties over the period of expected future economic benefit arising from the injection of those fluids, which is currently 30 months. The GLJ Report includes the full cost of purchased injection fluids ($21.2 million in 2003) in operating costs in the year incurred.

(9)	The US/Canadian dollar exchange rate is assumed to be $0.65 for 2003, $0.66 for 2004, $0.67 for 2005, $0.67 for 2006, $0.68 for 2007 and beyond.

(10)	The constant price assumptions assume that the prices set out above for 2003 adjusted to the wellhead and for oil quality, will remain constant for the economic life of the reserves.

(11)	Operating costs are based on historical costs determined from a review of operating statements. Capital costs have been included to drill, complete, equip and tie-in wells where applicable. Capital costs have been escalated similarly to operating costs. All operating costs and capital cost figures quoted in the GLJ Report are in terms of 2003 dollars.

(12)	GLJ estimates the total capital costs net to Pengrowth Corporation necessary to achieve the estimated future production revenues to be as follows:

	Projected Capital Costs
	($ millions)

	2003	2004	2005	2006	Remainder	Total

Escalated Prices & Costs	117.3	74.8	64.1	21.6	94.7	372.5
Constant Pricing	117.3	73.7	62.2	20.7	83.3	357.2

(13)	Well abandonment has been considered in evaluating the reserves. Site Restoration and facilities abandonment costs have not been included.

Selected Historical Quarterly Information

Average Daily Production

     The following table shows Pengrowth’s average daily production volumes, before the deduction of royalties, for each of the fiscal quarters of 2001 and 2002.

	2001

	(unaudited)
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,

Crude oil (bpd)	20,433	19,650	19,352	19,482
NGLs (bpd)	4,352	4,418	5,969	6,155

Total liquids (bpd)	24,785	24,068	25,321	25,637
Natural gas (mcf/d)	73,654	75,753	106,579	110,503

Total (boepd)	37,026	36,840	43,083	44,222

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002

	(unaudited)
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,

Crude oil (bblpd)	18,510	18,096	17,640	25,358
NGLs (bblpd)	5,001	5,350	4,991	5,664

Total liquids (bblpd)	23,511	23,446	22,631	31,022
Natural gas (mcfpd)	110,050	103,856	105,434	127,391

Total (boepd)	41,859	40,771	40,203	52,253

Crude Oil and NGLs Netbacks

     The following table shows Pengrowth’s average netbacks received for crude oil and NGLs for each of the fiscal quarters of 2001 and 2002.

	2001				2002

	(unaudited)				(unaudited)
	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,

	(in $ per bbl)
Sales price (net of hedging gains/loss)	40.45	38.52	36.74	28.40	30.52	36.22	38.20	38.24
Processing and other income	0.49	0.50	0.59	0.35	0.63	(0.01)	0.67	0.54
Royalties	(6.38)	(3.49)	(7.10)	(3.73)	(4.97)	(4.56)	(7.64)	(9.67)
Operating costs(1)	(7.33)	(7.54)	(9.09)	(6.33)	(7.32)	(9.20)	(8.23)	(9.42)
Amortization of injectants(2)	(4.79)	(5.40)	(5.39)	(5.25)	(5.76)	(5.28)	(5.14)	(3.56)

Netback	22.44	22.59	15.75	13.44	13.10	17.17	17.86	16.13

Average selling price:
Light and medium conventional crude oil	40.35	39.44	39.28	29.92	32.62	38.63	40.40	39.91
NGLs	40.94	34.42	27.98	23.60	22.71	28.04	30.42	30.78

Notes:

1.	Operating costs are expenses incurred to operate producing properties including such items as field and Calgary based operations staff costs, power, fuel, chemicals, repairs and maintenance, lease rentals, property taxes, processing and treating fees, overhead charges from other operators, and the cost of carbon dioxide injected in the Weyburn carbon dioxide flood.

2.	Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 30 months.

Natural Gas Netbacks

     The following table shows Pengrowth’s average netbacks received for natural gas for each of the fiscal quarters of 2001 and 2002.

	2001				2002

	(unaudited)				(unaudited)
	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,

	(in $ per mcf)
Sales price (net of hedging gains/loss)	8.30	5.72	3.20	2.40	2.84	3.75	3.38	5.16
Processing and other income	0.20	0.19	0.17	0.13	0.14	0.12	0.20	0.14
Royalties	(2.95)	(1.60)	(0.14)	(0.32)	(0.44)	(0.68)	(0.56)	(0.75)
Operating costs(1)	(0.80)	(0.82)	(1.15)	(1.35)	(1.22)	(1.15)	(1.30)	(1.29)

Netback	4.75	3.49	2.08	0.86	1.32	2.04	1.72	3.26

Note:

(1)	Operating costs are expenses incurred to operate producing properties including such items as field and Calgary based operations staff costs, power, fuel, chemicals, repairs and maintenance, lease rentals, property taxes, processing and treating fees, overhead charges from other operators, and the cost of carbon dioxide injected in the Weyburn carbon dioxide flood.

Capital Expenditures

     The following table summarizes Pengrowth’s capital expenditures in the categories indicated for each of the fiscal quarters of 2001 and 2002.

	2001

	(unaudited)
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,

	(in thousands of dollars)
Development drilling and completions	11,378	15,669	18,018	14,451
Plants and facilities	2,538	4,180	2,805	4,987

	13,916	19,849	20,823	19,438
Producing property acquisitions	22,027	227,682	1,611	28,738

Total capital expenditures	35,943	247,531	22,434	48,176
Property dispositions	—	(22,046)	(1,520)	(1)

Net capital expenditures	35,943	225,485	20,914	48,175

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002

	(unaudited)
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,

	(in thousands of dollars)
Development drilling and completions	8,448	10,757	14,700	14,328
Plants and facilities	2,942	3,285	83	1,088

	11,390	14,042	14,783	15,416
Producing property acquisitions	—	33,955	1,681	356,125

Total capital expenditures	11,390	47,997	16,464	371,541
Property dispositions	(4,954)	(39,641)	72	1,370

Net capital expenditures	6,436	8,356	16,536	372,911

Replacement of Properties

     In the event that Pengrowth Corporation determines that the sale of any of its interests in properties, and the release of the Royalty therefrom, would be in the best interest of the Unitholders, the Royalty Indenture permits it to make sales without the requirement of approval of the Unitholders, provided that the aggregate properties sold in any given year total less than 25% of the assets of Pengrowth Corporation, determined as at the date of disposition of the properties based upon an independent engineering appraisal. Any sale exceeding this threshold must be approved by a Special Resolution of the Unitholders.

     In connection with any sale of properties, the management of Pengrowth Corporation will also be required to consider whether the net proceeds of the sale should be distributed or reinvested to purchase replacement properties (the “Replacement Properties”). If the proceeds of disposition are not reinvested in the purchase of Replacement Properties within the same calendar year then these proceeds are allocated to the Royalty Unitholders.

Borrowing

     Pursuant to the Royalty Indenture, Pengrowth Corporation is permitted to borrow funds to finance the purchase of properties or for capital expenditures, to incur take or pay obligations and other burdens and encumbrances in respect of the properties, and to grant security on the properties in priority to the Royalty to secure the borrowing of such funds. Repayment of debt shall be scheduled so as to minimize, to the extent possible, income tax payable by Pengrowth Corporation. Debt service charges (to the extent that they exceed certain revenues of Pengrowth Corporation) and taxes payable by Pengrowth Corporation will be deducted in computing Royalty Income.

     In April 2003, Pengrowth closed a US$200 million private placement of senior unsecured notes to a group of U.S. institutional investors. The notes are in two tranches, one of US$150 million 4.93% senior notes due April 23, 2010 and one of US$50 million 5.47% senior notes due 2013. In addition, Pengrowth has a $260 million revolving credit facility syndicated among eight financial institutions that is extendible on June 20, 2004 for a 364 day revolving period or a two year amortization term. These arrangements replace a single $575 million revolving credit facility that had been in place on December 31, 2002.

Marketing Arrangements

     Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. Pengrowth has hedged a total of 17,000 mmbtu/d of SOEP natural gas using financial swaps for the remainder of 2003 at an average Goldboro netback price of $5.11/mmbtu and 12,000 mmbtu/d of SOEP gas for 2004 at an average Goldboro netback price of $4.54/mmbtu. We have also hedged 14,218 mcf/d of western Canada natural gas for the remainder of 2003 at an average plantgate price of $6.07/mcf.

     Pengrowth has currently hedged 11,000 bopd of crude oil for the remainder of 2003 at an average price of $41.48/bbl and 8,500 bopd for 2004 at a price of $38.09, including foreign exchange risk.

Interest Rate Swaps

     Pengrowth Corporation has fixed the interest rate on $125 million of its debt for periods of three years ending November 30, 2004 ($75 million), December 31, 2004 ($25 million) and March 4, 2005 ($25 million) at an average interest rate of 4.09% before stamping fees.

     The estimated fair value of the interest rate swaps has been determined based on the amount that Pengrowth would receive or pay to terminate the contracts at period end. On December 31, 2002 the amount that Pengrowth would pay to terminate the interest rate swaps was $2.1 million, and as at March 31, 2003, the amount that Pengrowth would pay to terminate the interest rate swaps is $481,000.

TRUST UNITS

The Trust Indenture

     Trust units are issued under the terms of the trust indenture between Pengrowth Corporation and Computershare, as trustee. A maximum of 500,000,000 trust units may be created and issued pursuant to the trust indenture, of which 110,562,327 trust units were outstanding on December 31, 2002. Each trust unit represents a fractional undivided beneficial interest in Pengrowth Trust.

     The trust indenture, among other things, provides for the establishment of Pengrowth Trust, the issue of trust units, the permitted investments of Pengrowth Trust, the procedures respecting distributions to unitholders, the appointment and removal of Computershare as trustee, Computershare’s rights and restrictions, the calling of meetings of unitholders, the conduct of business at such meetings, notice provisions, the form of trust unit certificates and the termination of Pengrowth Trust. The trust indenture may be amended from time to time. Most amendments to the trust indenture, including the early termination of Pengrowth Trust and the sale or transfer of the property of Pengrowth Trust as an entirety or substantially as an entirety, require approval by an extraordinary resolution of the unitholders. An extraordinary resolution of the unitholders requires the approval of not less than 66 2/3% of the votes cast by unitholders at a meeting of unitholders held in accordance with the trust indenture at which two or more holders of at least 5% of the aggregate number of trust units then outstanding are represented. Computershare, as trustee, is permitted to amend the trust indenture without the consent or approval of the unitholders for certain purposes, including: (i) ensuring that Pengrowth Trust complies with applicable laws or government requirements, including satisfaction of certain provisions of the Income Tax Act (Canada); (ii) ensuring that additional protection is provided for the interests of unitholders as Computershare may consider expedient; and (iii) making typographical or other non-substantive changes that are not adverse to the interests of Computershare or unitholders.

The Trustee

     Computershare, as trustee, is generally empowered by the trust indenture to exercise any and all rights and powers that could be exercised by the owner of the assets of Pengrowth Trust. Computershare’s specific responsibilities include, but are not limited to, the following: (i) reviewing and accepting subscriptions for trust units and issuing trust units subscribed for; (ii) subscribing for royalty units; (iii) issuing trust units in exchange for royalty units tendered to it for exchange; and (iv) maintaining records and providing timely reports to unitholders. Computershare is authorized to delegate its powers and duties as trustee except as prohibited by law.

     Computershare, as trustee, must exercise its powers and carry out its functions under the trust indenture honestly, in good faith and in the best interests of Pengrowth Trust and the unitholders, and must exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Computershare is not required to devote its entire time to the business and affairs of Pengrowth Trust.

     Computershare, as trustee, shall be reappointed or replaced every two years as may be determined by a majority of the votes cast at an annual meeting of the unitholders. Computershare may resign upon 60 days notice to Pengrowth Corporation. Computershare may be removed by extraordinary resolution of the unitholders or by Pengrowth Corporation in certain specific circumstances. Such resignation or removal shall become effective upon the acceptance of appointment by a successor.

Redemption Right

     Trust units are redeemable by Computershare, as trustee, at the request of a unitholder when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption. The redemption right permits unitholders in the aggregate to redeem trust units for maximum proceeds of $25,000 in any calendar month; provided that such limitation may be waived at the discretion of the board of directors of Pengrowth Corporation. The redemption price is the lesser of: (i) 95% of the market price of the trust units on the principal market on which the trust units are quoted for trading during the 10 day trading period commencing immediately after the date on which the trust units are surrendered for redemption; and (ii) the closing market price on the principal market on which the trust units are quoted for trading on the date that the trust units are surrendered for redemption.

Voting at Meetings of Pengrowth Trust

     Meetings of unitholders may be called on 21 days notice and may be called at any time by Computershare, as trustee, or upon written request of unitholders holding in the aggregate not less than 5% of the trust units, and shall be called by Computershare and held annually. All activities necessary to organize any such meeting will be undertaken by Pengrowth Corporation on behalf of Computershare. At all meetings of the unitholders, each holder is entitled to one vote in respect of each trust unit held. Unitholders may attend and vote at all meetings of the unitholders either in person or by proxy and a proxy holder need not be a unitholder. Two persons present in person either holding personally or representing as proxies at least 5% of the outstanding trust units constitute a quorum for the transaction of business at all such meetings. Except as otherwise provided in the trust indenture, matters requiring the approval of the unitholders must be approved by extraordinary resolution.

     Unitholders are entitled to pass resolutions that will bind Computershare, as trustee, with respect to a limited list of matters, including but, not limited to, the following: (i) the removal or appointment of Computershare as trustee; (ii) the removal or appointment of the auditor of Pengrowth Trust; (iii) the amendment of the trust indenture; (iv) the approval of subdivisions or consolidations of trust units; (v) the sale of the assets of Pengrowth Trust as an entirety or substantially as an entirety; and (vi) termination of Pengrowth Trust.

     Unitholders can also consider the appointment of an inspector to investigate whether Computershare has performed its duties arising under the trust indenture. Such an inspector shall be appointed if a resolution approving the appointment of such inspector is passed by a majority of the votes duly cast at a meeting held for that purpose.

Voting at Meetings of Pengrowth Corporation

     The unitholders, along with holders of royalty units other than Computershare, as trustee, are entitled to voting rights at meetings of shareholders of Pengrowth Corporation on the basis of one vote for each trust unit (or royalty unit) held.

Termination of Pengrowth Trust

     The unitholders may vote to terminate Pengrowth Trust at any meeting of the unitholders, subject to the following:

(i)	a vote may be held only if requested in writing by the holders of not less than 25% of the trust units, or if the trust units have become ineligible for investment by RRSPs, RRIFs, RESPs and DPSPs;

(ii)	the termination must be approved by extraordinary resolution of the unitholders; and

(iii)	a quorum representing 5% of the issued and outstanding trust units must be present or represented by proxy at the meeting at which the vote is taken.

     If the unitholders approve termination, Computershare, as trustee, will sell the assets of Pengrowth Trust, discharge all known liabilities and obligations, and distribute the remaining assets to the unitholders. Computershare will distribute directly to the unitholders any royalty units which Computershare is unable to sell by the date set for termination.

Unitholder Limited Liability

     The trust indenture between Pengrowth Corporation and Computershare, as trustee, provides that no unitholder will be subject to any personal liability in connection with Pengrowth Trust or its obligations and affairs, and the satisfaction of claims of any nature arising out of or in connection therewith is only to be made out of Pengrowth Trust’s assets. Additionally, the trust indenture states that no unitholder is liable to indemnify or reimburse Computershare for any liabilities incurred by Computershare with respect to any taxes payable by or liabilities incurred by Pengrowth Trust or Computershare, and all such liabilities will be enforceable only against, and will be satisfied only out of, Pengrowth Trust’s assets. It is intended that the operations of Pengrowth Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the unitholders for claims against Pengrowth Trust. Notwithstanding the foregoing, because of uncertainties in the law relating to trusts such as Pengrowth

Trust, there is a risk that a unitholder could be held personally liable for obligations of Pengrowth Trust to the extent that claims are not satisfied by Pengrowth Trust.

THE ROYALTY INDENTURE

Royalty Units

     Royalty units are issued under the terms of the royalty indenture between Pengrowth Corporation and Computershare, as trustee. A maximum of 500,000,000 royalty units can be created and issued pursuant to the royalty indenture. The royalty units represent fractional undivided interests in the royalty, consisting of a 99% share of “royalty income”.

     The royalty indenture, among other things, provides for the grant of the royalty, the issue of royalty units, the imposition on and acceptance by Pengrowth Corporation of certain obligations and business restrictions, the calling of meetings of unitholders, the conduct of business thereat, notice provisions, the appointment and removal of the trustee, and the establishment and use of the “reserve” as discussed below.

     The royalty indenture may be amended or varied only by extraordinary resolution of the unitholders and the holders of royalty units, or by Pengrowth Corporation and Computershare, as trustee, for certain specifically defined purposes so long as, in the opinion of Computershare, the unitholders and the holders of royalty units are not prejudiced as a result.

     The holders of royalty units other than the trustee are currently entitled to vote at shareholder meetings of Pengrowth Corporation on the basis of one vote for each royalty unit held.

The Royalty

     The royalty consists of a 99% share of “royalty income”. Under the terms of the royalty indenture, Pengrowth Corporation is entitled to retain a 1% share of “royalty income”. The royalty indenture provides that “royalty income” means the aggregate of any special distributions and gross revenue less, without duplication, the aggregate of the following amounts:

(a)	operating costs;

(b)	general and administrative costs;

(c)	management fees and debt service charges;

(d)	taxes or other charges payable by Pengrowth Corporation; and

(e)	any amounts paid into the “reserve”.

     Gross revenues essentially consist of cash proceeds from the sale of petroleum substances produced from the properties of Pengrowth Corporation and all other money and things of value received by or incurring to Pengrowth Corporation by virtue of its legal and beneficial ownership of the properties, but not including processing or transportation revenues or proceeds from the sale of properties. Special distributions essentially consist of proceeds from the sale of properties that Pengrowth Corporation is unable to reinvest in suitable replacement properties.

     The “reserve” is established by Pengrowth Corporation with miscellaneous revenues (such as processing and transportation revenues) and allowable portions of gross revenue, and must be used to fund the payment of operating costs, future abandonments, environmental and reclamation costs, general and administrative costs, management fees and debt service charges. Any amounts remaining in the reserve when there are no longer any properties that are subject to the royalty, and all of the above obligations have been satisfied, are to be paid to Pengrowth Trust so long as there are no adverse income tax consequences for Pengrowth Corporation or Pengrowth Trust, failing which such amounts shall be distributed to shareholders of Pengrowth Corporation as a dividend.

     Pengrowth Corporation is required to pay to the holders of royalty units, on each cash distribution date, 99% of “royalty income” received by Pengrowth Corporation from the properties for the period ending on the last day of the second month immediately preceding that cash distribution date. The holders of royalty units, including Pengrowth Trust, will reimburse Pengrowth Corporation for 99% of the Crown royalties and other Crown charges payable by Pengrowth Corporation in respect of production from, or ownership of, the properties. Pengrowth Corporation will at all times be entitled to set off its right to be so reimbursed against its obligation to pay the royalty.

     To date, Pengrowth Corporation has not incurred income taxes but is subject to the federal large corporations tax and the Saskatchewan resource surcharge. Any taxes payable by Pengrowth Corporation will reduce royalty income, and thus the distributions received by holders of royalty units and trust units.

The Trustee

     Computershare Trust Company of Canada is the trustee for the holders of royalty units under the royalty indenture. It will remain the trustee thereunder unless it resigns or is removed by unitholders. Computershare or its successor may resign on 60 days prior notice to the unitholders, and may be removed by extraordinary resolution of the unitholders. Computershare’s successor must be approved in the same manner.

     Computershare, in accordance with its power to delegate under the trust indenture, has appointed Pengrowth Corporation as the administrator of Pengrowth Trust to assume those functions of the trustee which are largely discretionary pursuant to the royalty indenture, subject to the powers and duties of Pengrowth Management pursuant to its management agreement.

DISTRIBUTABLE INCOME PER UNIT

     The following Distributable Income per Unit has been reported in respect of the quarters indicated since January 1, 1990:

Quarter	2002	2001	2000	1999	1998	1997	1996	1995

First	$0.4100	$1.1400	$0.8900	$0.4670	$0.4300	$0.5500	$0.3400	$0.2900
Second	0.5400	0.8300	0.8250	0.5990	0.3550	0.5730	0.6210	0.3944
Third	0.5200	0.6300	0.9600	0.6800	0.3300	0.3900	0.3600	0.2950
Fourth	0.6000	0.4100	1.1100	0.7400	0.4100	0.5040	0.5990	0.3310

Total Annual	$2.0700	$3.0100	$3.7850	$2.4860	$1.5250	$2.0170	$1.9200	$1.3104

Cumulative	$23.4013	$21.3313	$18.3213	$14.5363	$12.0503	$10.5253	$8.5083	$6.5883

[Additional columns below]

[Continued from above table, first column(s) repeated]

Quarter	1994	1993	1992	1991	1990

First	$0.2774	$0.2792	$0.2588	$0.4784	$0.4472
Second	0.2600	0.3400	0.1200	0.1174	0.1395
Third	0.2750	0.1700	0.1300	0.0302	0.0602
Fourth	0.3969	0.2202	0.3788	0.1236	0.2126

Total Annual	$1.2093	$1.0094	$0.8876	$0.7496	$0.8595

Cumulative	$5.2779	$4.0686	$3.0592	$2.1716	$1.4220

     Distributable income is typically paid in the form of distributions in the second month following the month in which they are earned. From time to time, the Board of Directors of Pengrowth Corporation may determine, on behalf of Pengrowth Trust, to cause Pengrowth Trust to withhold a portion of the distributable income in periods of high commodity prices in order to reduce the variability of distributions payable to Trust Unitholders resulting from commodity price fluctuations.

     At the special meeting of the Royalty Unitholders of Pengrowth Corporation held on April 23, 2002, the Royalty Unitholders amended the royalty indenture to permit the Board of Directors of Pengrowth Corporation to establish a reserve, within Pengrowth Corporation, of up to 20% of its gross revenue if the Board of Directors of Pengrowth Corporation determines that it would be advisable to do so in accordance with prudent business practices to provide for the payment of future capital expenditures or for the payment of royalty income in any future period. Subsequent to this Unitholder action, the Board of Directors of Pengrowth Corporation authorized the establishment of a reserve to fund future capital obligations and future payments of royalty income to Pengrowth Trust. The reserve will be comprised of funds retained within Pengrowth Corporation in an amount equivalent to approximately 10% of the distributable income of Pengrowth Trust calculated as if the reserve had not been established.

INDUSTRY CONDITIONS

Government Regulation

     The oil and natural gas industry is subject to extensive controls and regulation imposed by various levels of government. Although we do not expect that these controls and regulation will affect the operations of Pengrowth in a manner materially different than they would affect other oil and gas companies of similar size, the controls and regulations should be considered carefully by investors in the oil and gas industry. All current legislation is a matter of public record and Pengrowth is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing — Oil

     In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends, in part, on oil type and quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance and other contractual terms. Oil exports may be made pursuant to export contracts with terms not exceeding one year, in the case of light crude, and not exceeding two years, in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board. Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the National Energy Board and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing — Natural Gas

     In Canada, the price of natural gas sold in intraprovincial, interprovincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the supply/demand balance and other contractual terms. Natural gas exported from Canada is subject to regulation by the National Energy Board and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the government of Canada. Natural gas exports for a term of less than two years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an order of the National Energy Board. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity, requires an exporter to obtain an export licence from the National Energy Board and the issue of such a licence requires the approval of the Governor in Council.

     The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere, based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

     On January 1, 1994, the North American Free Trade Agreement among the governments of Canada, the U.S. and Mexico became effective. The North American Free Trade Agreement carries forward most of the material energy terms contained in the Canada-United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements and, except as permitted in enforcement of countervailing and antidumping orders and undertakings, minimum or maximum import price requirements.

     The North American Free Trade Agreement contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The North American Free Trade Agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

     In addition to federal regulations, each province in Canada has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the freehold mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location and field discovery date.

     From time to time, the federal and provincial governments in Canada have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects although the trend is toward eliminating these types of programs in favour of long term programs which enhance predictability for producers. Oil and natural gas royalty holidays and reductions for specific wells will reduce the amount of Crown royalties paid by Pengrowth to the provincial governments.

     On October 13, 1992, the government of Alberta implemented major changes to its royalty structure and created incentives for exploring and developing oil and natural gas reserves. The incentives created include: (i) a one year royalty holiday on new oil discovered on or after October 1, 1992; (ii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity, vertical re-entry and horizontal wells; (iii) introduction of separate par pricing for light/medium and heavy oil; and (iv) a modification of the royalty formula structure through the implementation of a the third tier royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

     In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the wells.

     In Alberta, certain producers of oil or natural gas are also entitled to a credit against the royalties payable to the Alberta Crown by virtue of the Alberta royalty tax credit program. The Alberta royalty tax credit program is based on a price-sensitive formula, and the Alberta royalty tax credit program rate varies between 75%, at prices for oil below $100 per cubic meter, and 25%, at prices above $210 per cubic meter. The Alberta royalty tax credit program rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from companies claiming maximum entitlement to Alberta royalty tax credit program will generally not be eligible for Alberta royalty tax credit program. The Alberta royalty tax credit program rate is established quarterly based on the average “par price”, as determined by the Alberta Resource Development Department for the previous quarterly period.

     In British Columbia, the amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Natural gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other natural gas may not be less than 15%.

     Effective October 1, 2002, the government of Saskatchewan revised its fiscal regime for the oil and gas industry. Some royalties on wells existing as of that date will remain unchanged and will therefore be subject to various periods of royalty/tax deduction. The changes include new lower royalty and tax structures applicable to both oil, natural gas and associated natural gas (natural gas produced from oil wells), a new system of volume incentives and a reduced corporation capital tax surcharge rate.

     The new fiscal regime for the Saskatchewan oil and gas industry provides an incentive to encourage exploration and development through a revised royalty/tax structure for oil and natural gas wells with a finished drilling date on or after October 1, 2002 or incremental oil production due to a new or expanded waterflood project with a commencement date on or after October 1, 2002. This “fourth tier” Crown royalty rate, applicable to both oil and natural gas, is price sensitive and ranges from a minimum 5% at a base price to a maximum of 30% at a price above the base price. A fourth tier freehold tax structure, calculated by subtracting a production tax factor of 12.5 percentage points from the corresponding Crown royalty rates, has also been created which is applicable to conventional oil, incremental oil from new or expanded waterfloods and natural gas. The fourth tier royalty/tax structure is also applicable in respect of associated natural gas that is gathered for use or sale which is produced either from oil wells with a finished drilling date on or after October 1, 2002 and oil wells with a finished drilling date prior to October 1, 2002, where the individual oil well has a gas-oil production ratio in any month of more than 3,500 m3 of natural gas per 1 m3 of oil. In addition, volume-based royalty/tax reduction incentives have been changed such that a maximum royalty of 2.5% now applies to various volumes of both oil and natural gas, depending on the depth and nature of the well (up to 16,000 m3 of oil in the case of deep exploratory wells and 25,000 m3 of natural gas produced from exploratory wells). The royalty/tax category with respect to re-entry and short sectional horizontal oil wells has been eliminated such that all horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive fourth tier royalty/tax rates and incentive volumes. Further changes include the reduction of the corporation capital tax surcharge rate from 3.6% to 2.0% and the expansion of the “deep oil well” definition to include oil wells producing from a zone deeper than 1,700 meters provided that the zone is within a geological system deposited during the Mississippian Period or earlier or from a zone that was deposited before the Bakken zone regardless of depth.

     The government of Nova Scotia has established a generic royalty regime in respect of oil and gas produced from offshore Nova Scotia. Such regime contemplates a multi-tier royalty in which the royalty rate fluctuates when certain threshold levels of rates of return on capital have been reached. Notwithstanding the generic royalty regime, royalties in respect of offshore Nova Scotia oil and gas production may be determined contractually between the participant and the government of Nova Scotia.

     Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by Pengrowth to the provincial governments. The Alberta royalty tax credit program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. These incentives result in increased net income and funds from the operations of Pengrowth.

Environmental Regulation

     The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures. A breach of such legislation may result in the imposition of material fines and penalties, the revocation of necessary licenses and authorizations and civil liability for pollution damage.

     In Alberta, environmental compliance is governed by the Alberta Environmental Protection and Enhancement Act. In addition to replacing a variety of older statutes which related to environmental matters, the Alberta Environmental Protection and Enhancement Act imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

     In Saskatchewan, environmental compliance is governed by the Environmental Management and Protection Act.

     In British Columbia, energy projects may be subject to review pursuant to the provisions of the Environmental Assessment Act (British Columbia). The Environmental Assessment Act (British Columbia) rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

     In offshore Nova Scotia, the Canada-Nova Scotia Offshore Petroleum Board created by reciprocal legislation by the governments of Canada and Nova Scotia, is responsible for environmental protection during all phases of offshore petroleum activities. All offshore projects must undergo an environmental assessment prior to approval by the Canada-Nova Scotia Offshore Petroleum Board.

     In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gases. Canada has not ratified the Kyoto Protocol, but should it do so reductions in greenhouse gases from Pengrowth’s operations may be required which could result in increased capital expenditures and reductions in production of oil and gas.

Pengrowth is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment. Pengrowth Corporation will be taking such steps as required to ensure compliance with the Alberta Environmental Protection and Enhancement Act, the Environmental Assessment Act (British Columbia) and similar legislation or requirements in other jurisdictions in which it operates. Pengrowth believes that it is in material compliance with applicable environmental laws and regulations. Pengrowth also believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards.

SELECTED FINANCIAL INFORMATION

Summary of Annual Financial Information
(Stated in thousands of dollars except per unit amounts)
Year ended December 31
(Audited)

	2002	2001	2000	1999	1998

Oil and gas revenue	$482,301	$469,929	$416,228	$252,408	$168,782
Net Income (Loss)	49,067	85,150	123,215	50,223	(767)
Per Unit - basic	0.546	1.201	2.213	0.98	(0.02)
Total Assets	1,504,272	1,249,339	1,090,483	857,914	765,162
Long Term Debt	316,501	345,456	286,823	230,333	157,662
Distributable Income	194,458	215,787	218,340	128,172	72,117
Per Unit	2.07	3.01	3.79	2.49	1.53

Summary of Quarterly Financial Information
(Stated in thousands of dollars except per unit amounts)
Three months ended
(Unaudited)

2002	March 31	June 30	September 30	December 31

Oil and gas revenue	$91,634	$111,544	$111,205	$167,918
Distributable Income	33,118	48,141	46,139	67,060
Per Unit	0.410	0.540	0.520	0.600

2001	March 31	June 30	September 30	December 31

Oil and gas revenue	$142,961	$121,043	$115,847	$90,078
Distributable Income	72,071	63,395	48,324	31,997
Per Unit	1.140	0.830	0.630	0.410

Notes:

(1)	The per unit amount for net income is based on weighted average units outstanding calculated on a quarterly basis. The per unit amounts for distributable income reflect actual distributions paid or declared.

(2)	Certain comparative figures have been restated to conform to the presentation adopted in the current year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
OPERATING RESULTS AND FINANCIAL CONDITION

     Management’s Discussion and Analysis relating to Pengrowth Trust’s financial statements for the fiscal years ended December 31, 2002 and 2001, which are contained on pages 40 to 53 of Pengrowth Trust’s 2002 Annual Report, are incorporated herein by reference and form an integral part of this Annual Information Form.

MARKET FOR SECURITIES

     The Trust Units of Pengrowth Trust were listed on the NYSE on April 10, 2002. The outstanding Trust Units of Pengrowth Trust are now listed and posted for trading on The Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The trading symbol for the Trust Units on the TSX is “PGF.UN” and on the NYSE is “PGH”.

DIRECTORS AND OFFICERS

     Pengrowth Trust does not have any directors or officers. The following is a summary of information relating to the directors and officers respectively of Pengrowth Management, the manager of Pengrowth Corporation and Pengrowth Trust, and of Pengrowth Corporation, the administrator of Pengrowth Trust together with share information for Pengrowth Management.

Directors and Officers of Pengrowth Management

     The name, municipality of residence, position held and principal occupation of each director and officer of Pengrowth Management are set out below:

Name and
Municipality of Residence	Position with Pengrowth Management	Principal Occupation

James S. Kinnear	President and Director	President,
Calgary, Alberta	(since 1982)	Pengrowth Management Limited

Gregory S. Fletcher	Director	President,
Calgary, Alberta	(since 1988)	Sierra Energy Inc.

Gordon M. Anderson	Vice President, Financial Services (since 2001)	Vice President, Financial Services
Calgary, Alberta	Vice President, Treasurer (1998-2001)	Pengrowth Management Limited
Treasurer (1995-1998)

Charles V. Selby	Corporate Secretary	Lawyer, Selby Solicitors
Calgary, Alberta	(since 1993)	Principal, Ikon Strategies Inc.

     Each of the foregoing directors and officers has had the same principal occupation for the previous five years except for: Mr. Fletcher who was President, Canadian Conquest Exploration Inc. (1998-1999), President, Sierra Energy Inc. (1997-1998) and President, Aztec Resources Ltd. (1985-1997); and Mr. Anderson who was Vice President, Treasurer (1998-2001) and Treasurer (1995-1998).

Principal Holders of Shares of Pengrowth Management

     James S. Kinnear, Kinnear Financial Consulting Limited and 585687 Alberta Ltd. (both wholly owned companies of James S. Kinnear) respectively hold 142,501 common shares (40%), 115,000 common shares (32%) and 102,500 common shares (28%) of the issued and outstanding voting securities of Pengrowth Management. No other shareholder holds in excess of 10% of the issued and outstanding shares of Pengrowth Management. The directors and senior officers of Pengrowth Management hold, directly or indirectly, 100% of the issued and outstanding common shares of Pengrowth Management.

Directors and Officers of Pengrowth Corporation

     The name, municipality of residence, position held and principal occupation of each director and officer of Pengrowth Corporation are set out below:

Name and			Trust Units of EnergyTrust
Municipality of			Controlled or Beneficially
Residence	Position with Pengrowth Corporation	Principal Occupation	Owned(1)

James S. Kinnear	President, Chairman, Director and	President,	3,100,778 (4)
Calgary, Alberta	Chief Executive Officer	Pengrowth Management Limited
	(since 1988)

Francis G. Vetsch(2)(3)	Director	President,	26,500
Calgary, Alberta	(since 1988)	Quantex Resources Ltd.

Stanley H. Wong(3)	Director	President,	36,476 (5)
Calgary, Alberta	(since 1988)	Carbine Resources Ltd. a private
		oil and gas producing and
		engineering consulting company

John B. Zaozirny(2)	Director	Counsel,	22,652
Calgary, Alberta	(since 1988)	McCarthy Tétrault, Barristers and
		Solicitors

Thomas A. Cumming(2)	Director	Business Consultant	1,500
Calgary, Alberta	(since 2000)

Michael Grandin(2)(6)	Director (since 2002)	Chairman and Chief Executive Officer	3,000
Calgary, Alberta		Fording Canadian Coal Trust

Robert B. Hodgins	Chief Financial Officer	Chief Financial Officer	3,022
Calgary, Alberta	(since 2002)	Pengrowth Corporation

Gordon M. Anderson	Vice President (since 2001)	Vice President, Financial Services,	48,372
Calgary, Alberta	Vice President, Treasurer (1997-2001),	Pengrowth Management Limited
	Treasurer (1995-1997)
	Chief Financial Officer (1991-1998)

Henry D. McKinnon	Vice President, Operations	Vice President, Operations	8,595
Calgary, Alberta	(since 2000)	Pengrowth Corporation

Lynn Kis	Vice President, Engineering	Vice President, Engineering	18,578
Calgary, Alberta	(since 2001)	Pengrowth Corporation

Charles V. Selby	Corporate Secretary	Lawyer, Selby Solicitors	120,921
Calgary, Alberta	(since 1993)	Principal, Ikon Strategies Inc

Chris Webster	Treasurer	Treasurer	2,506
Calgary, Alberta	(since 2001)	Pengrowth Corporation

Lianne Bigham	Controller	Controller	103,627
Calgary, Alberta	(since 1996)	Pengrowth Corporation

Note:

(1)	Does not include Trust Units issuable upon the exercise of outstanding Trust Unit Options.

(2)	Member of Audit Committee (other than Michael A. Grandin) and Corporate Governance/Compensation Committee.

(3)	Member of Reserves Committee.

(4)	Comprised of 1,109,949 Trust Units held personally, 437,755 Trust Units held by Pengrowth Management Limited and 1,553,074 Trust Units held by Kinnear Financial Consulting Limited. In addition, Mr. Kinnear exercises control over 13,152 Royalty Units which are held by Pengrowth Management Limited.

(5)	In addition, Mr. Wong exercises control over 3,288 Royalty Units held by Carbine Resources Ltd.

(6)	Mr. Grandin was a director of Pegasus Gold Inc. in 1988 when that company filed voluntarily to reorganize under Chapter 11 of the Bankruptcy Code (United States). A liquidation plan for that company received court confirmation later that year.

     Each of the foregoing directors and officers has had the same principal occupation for the previous five years except for Mr. Cumming who was President of the Alberta Stock Exchange from 1988 to 1999; Lynn Kis who was General Manager, Engineering from 1998 to 2001 and Engineering Manager for Jordan Petroleum from 1994 to 1998; Chris Webster who was Manager, Operations Accounting from 2000 to 2001 and Team Leader, Marketing Accounting and Treasury, Union Pacific Resources Inc. from 1996 to 2000; and Michael Grandin who was Vice Chairman and Director, Midland Walwyn from 1996 to 1998; Executive Vice-President and Chief Financial Officer, Canadian Pacific Limited in 2000 and President, PanCanadian Energy Corporation in 2001.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     Pengrowth Corporation provides directors’ and officers’ liability insurance to its directors and officers, to pay on behalf of each insured person all loss, subject to the limits of the policy, for which they become legally obligated, and for which the insured person is not indemnified by Pengrowth Corporation. The insurance shall also pay, on behalf of Pengrowth Corporation, all loss, subject to the limits of the policy, for which Pengrowth Corporation grants indemnification to the directors and officers as permitted or required by law. The cost of the insurance is borne entirely by Pengrowth Corporation.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

     Since the incorporation of Pengrowth Corporation and the creation of Pengrowth Trust, none of the directors or officers of Pengrowth Corporation has been indebted to Pengrowth Corporation or Pengrowth Trust. However, Pengrowth Corporation has delivered a guarantee to a specified Canadian investment dealer to support margin loans by certain directors, officers, employees and special consultants under the terms of the Trust Unit Margin Purchase Plan (discussed below). To the extent that the market value of the Trust Units plus accumulated distributions less interest charges held within the Plan is less than the amount of the margin loan to any participant at maturity, the specified Canadian investment dealer shall be entitled to realize on the guarantee and the participant shall be required to repay the Corporation his or her pro rata share of such amount.

LONG TERM INCENTIVE PLANS

Trust Unit Option Plan of Pengrowth Trust

     In 1992, a Trust Unit Option Plan was created authorizing the issuance of options to acquire Trust Units less than 5% of the issued and outstanding capitalization of Pengrowth Trust at the permitted discount from the trading price of the Trust Units on the TSX. Options to purchase 100,000 Trust Units at a price of $5.00 per Trust Unit expiring on March 23, 1997; options to purchase 100,000 Trust Units at a price of $5.50 per Trust Unit expiring on February 21, 1998; options to purchase 144,000 Trust Units at a price of $8.55 per Trust Unit expiring on October 21, 1998; and options to purchase 169,000 Trust Units at a price of $10.875 per Trust Unit expiring on June 3, 1999, were issued to the directors, officers and special consultants of Pengrowth Corporation.

     In March 1994, the TSX amended its policy in respect to the issuance of options to provide that an issuer must stipulate the maximum number of securities which may be issued under an option plan and that options may only be issued at the market price of the securities at the date of issuance of the options.

     On January 25, 1995, Pengrowth Trust authorized the issuance of an additional 278,400 Trust Unit Options at a price of $9.79 per Trust Unit expiring on January 24, 2000, to directors, officers and special consultants. At the Special and General Meeting of Unitholders of Pengrowth Trust held on April 18, 1995, the Unitholders also approved an amended Trust Unit Option Plan provided in accordance with amended requirements of the TSX which stipulated that the maximum number of Trust Units which may be issued under the plan is 1,181,010 corresponding to approximately 10% of the issued and outstanding Trust Units of Pengrowth Trust as at March 1, 1995. Effective October 6, 1995, Pengrowth Trust authorized the issuance of 517,000 Trust Unit Options at $13.875 per Trust Unit expiring on October 6, 2000. Effective December 29, 1995, Pengrowth Trust authorized the issuance of 388,000 Trust Unit Options at $15.375 per Trust Unit expiring on December 29, 2000. At the Special and Annual General Meeting of Trust Unit Holders held on April 26, 1996, the Unitholders approved an amendment to the Trust Unit Option Plan to increase the number of options to 1,722,488 representing approximately 10% of the issued and outstanding Trust Unit Options. Effective August 9, 1996, Pengrowth Trust authorized the issuance of 570,800 Trust Unit options at $15.85 per Trust Unit expiring on August 9, 2001. Effective December 16, 1996, Pengrowth Trust authorized the issuance of 12,000 Trust Unit Options at $17.15 per Trust Unit expiring on December 16, 2001.

     At the Special and General Meeting of Trust Unitholders conducted on April 29, 1997, the Unitholders approved an amendment to the Trust Unit Option Plan to increase the number of options to 2,304,366 representing approximately 10% of the issued and outstanding Trust Units as of the date of the meeting. At the Special Meeting of Trust Unitholders held on September 23, 1997, the Unitholders approved a further amendment to the Trust Unit Option Plan to increase the number of Trust Unit Options from a total 2,304,366 Trust Unit Options (inclusive of options which have been exercised under the Trust Unit Option (“Option Plan”) to that number which represents 10% of the issued and outstanding Trust Units immediately following closing of the acquisition of properties from Imperial Oil Resources. On October 16, 1997, Pengrowth Trust authorized the issuance of 594,666 Trust Unit Options at $20.50 per Trust Unit expiring on October 16, 2002. Effective December 2, 1997, Pengrowth Trust authorized the issuance of 1,945,600 Trust Unit Options at $17.50 per Trust Unit expiring on December 2, 2002.

     On April 28, 1999, at the Special and Annual Meeting of Trust Unitholders, the Unitholders approved an amendment to the Trust Unit Option Plan to permit the creation of additional Trust Unit Options, at the discretion of the Board of Directors, to a maximum of 6,000,000 Trust Unit Options provided that the Board of Directors permitted to create Trust Unit Options such that the total number of Trust Unit Options that have been created under the Option Plan do not exceed 10% of the number of issued and outstanding Trust Units of Pengrowth Trust (Unitholders previously authorized the creation of the lesser of 5,000,000 Trust Unit Options or 10% of the Trust Units outstanding following the acquisition of property from Imperial Oil Resources). On May 18, 1999, Pengrowth Corporation notified the TSX of its intention to cause the issuance of an additional 580,000 Trust Unit Options at a price of $12.75 subject to ratification by the Board of Directors of Pengrowth Corporation. On November 24, 2000, Pengrowth Corporation notified the TSX of its intention to cause the issuance of an additional 732,000 Trust Unit Options at a price of $18.90 subject to ratification by the Board of Directors of Pengrowth Corporation.

     On April 26, 2000, at the Special and Annual Meeting of Trust Unitholders, the Unitholders approved an ordinary resolution to permit the creation of additional Trust Options, at the discretion of the Board of Directors, to a maximum of 7,000,000, subject to the restriction on that number of Trust Unit Options created under the Option Plan does not exceed 10% of the issued and outstanding Trust Units.

     On June 29, 2001, Pengrowth Corporation notified the TSX of its intention to cause the issuance of 801,237 Trust Unit Options at a price of $17.48 subject to the ratification by the Board of Directors.

     During 2002, a total of 1,895,603 Trust Units Options were granted at a weighted average exercise price of $15.14.

     As at December 31, 2002, options to purchase 4,451,131 Trust Units were outstanding. These options were held by directors, officers, employees and special consultants of Pengrowth Corporation and Pengrowth Management and are exercisable at the prices of $12.00 to $20.50 per Trust Unit. The options have a weighted average exercise price of $16.78 and expire at various dates to June 28, 2009. As at December 31, 2002 officers of Pengrowth Corporation held options to purchase 2,292,335 Trust Units and the directors of Pengrowth Corporation who were not also officers of Pengrowth Corporation held options to purchase 381,440 Trust Units.

     At the Special and Annual General Meeting of Trust Unitholders held on April 23, 2002 (the “2002 Meeting”), the holders of Trust Units approved an Extraordinary Resolution authorizing the issuance of up to 10 million Trust Units pursuant to the Trust Unit Option Plan subject to the restriction that the total number of Trust Unit Options authorized for issuance under the option plan and the Rights Incentive Plan shall not extend 10% of the total issued and outstanding Trust Units.

Trust Unit Purchase Plan

     At the Special and Annual General Meeting of Trust Unitholders conducted on April 16, 1995, Trust Unitholders authorized the terms of a Trust Unit Purchase Plan (the “Original Plan”). Under the Original Plan, all salaried persons of Pengrowth Management and Pengrowth Corporation (the “Permitted Participants”) may contribute a minimum of 1% and up to 10% of their income derived from Pengrowth Management and Pengrowth Corporation each year to purchase Trust Units. Pengrowth Corporation will match the Trust Units purchased at prevailing market prices through the purchase of Trust Units on the market or through the issuance of Trust Units from treasury and the additional Trust Units will vest in the names of the employees one year from the date of purchase.

     At the Special and Annual Meeting of Trust Unitholders conducted on April 29, 1998, Trust Unitholders approved an amendment to the Trust Unit Purchase Plan (the “Amended Plan”). Under the Amended Plan, a Permitted Participant must have completed 12 months of service to be eligible. Pengrowth Corporation’s contribution vests immediately under the Amended Plan, but there is a 12 month restriction on resale of any Trust Units acquired under the Amended Plan.

Employee Trust Unit Rights Incentive Plan

     On April 23, 2002, a special resolution was passed to approve the adoption of an Employee Trust Unit Rights Incentive Plan (“Rights Incentive Plan”), pursuant to which rights to acquire Pengrowth trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to trust unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net property, plant and equipment at the end of such calendar quarter result in a reduction in the exercise price. One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.

     In 2002, a total of 1,964,100 rights were granted at a weighted-average initial exercise price of $13.61. Of the rights granted, 654,700 rights have vested. None of the rights were exercised or cancelled during 2002. The rights expire at various dates to November 7, 2007. As at December 31, 2002, the weighted-average exercise price of the rights is $13.29.

Trust Unit Margin Purchase Plan

     Pengrowth has a plan whereby Pengrowth Management, and employees, directors, and certain consultants of Pengrowth Corporation can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans. Pengrowth Corporation has provided a $5 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2002, 2,529,698 trust units were deposited under the plan with a market value of $37.3 million and a corresponding margin loan of $11.3 million.

     The United States Congress passed the Sarbanes-Oxley Act of 2002 (“SOX”) in response to corporate failures in the United States and other concerns with respect to corporate governance. Among other things, SOX contains broad restrictions upon permitted future financial assistance to directors and officers. The Corporation has suspended future availability of the Margin Purchase Plan to directors and officers pending clarification of the application of SOX.

Principal Holders of Shares and Royalty Units of Pengrowth Corporation

     The common shares of Pengrowth Corporation are held as to 100 shares by Pengrowth Management and as to 1000 shares by Pengrowth Trust. As at December 31, 2002, 99.9% of the issued and outstanding Royalty Units of Pengrowth Corporation were held by Pengrowth Trust.

CORPORATE GOVERNANCE

Mandates of the Trustee, Pengrowth Management and the Board of Directors of Pengrowth Corporation

     Pengrowth Corporation holds petroleum and natural gas rights and other assets. Under the Royalty Indenture, a royalty was created representing 99% of the “Royalty Income”, which is payable to Royalty Unitholders. Pengrowth Trust was created for the purpose of issuing Trust Units to the public, facilitating an indirect investment in Royalty Units and other permitted investments under the Trust Indenture. Pengrowth Trust holds Royalty Units, interests in certain petroleum and natural gas facilities, cash and other assets. The Trust Units of Pengrowth Trust are listed on the Toronto Stock Exchange and on the New York Stock Exchange.

     Under the terms of the Trust Indenture, the Trustee is empowered to exercise those rights and privileges that could be exercised by a beneficial owner of the assets of Pengrowth Trust in respect of the administration and management of Pengrowth Trust. The Trustee is permitted to delegate certain of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons. However, specific powers are delegated to Pengrowth Corporation as “Administrator” under the Trust Indenture and the Trustee has granted broad discretion to Pengrowth Management to administer and regulate the day to day operations of Pengrowth Trust. The powers of the Trustee are also limited through the voting rights of Trust Unitholders.

     Under the Management Agreement, Pengrowth Management is empowered to act as agent for Pengrowth Trust in respect of various matters, to execute documents on behalf of the Trustee and to make executive decisions which conform to general policies and general principles previously established by the Trustee. Pengrowth Management is empowered to undertake, on behalf of Pengrowth Corporation and Pengrowth Trust, subject to the Royalty Indenture, all matters pertaining to the properties of Pengrowth Corporation. These matters include a requirement to keep Pengrowth Corporation fully informed with respect to the acquisition, development, operation and disposition of, and other dealings with, the properties held by Pengrowth Corporation, a review of opportunities to acquire properties, the conduct of negotiations for the acquisition of properties and the operation, administration and retention of consultants, legal and accounting advisors in respect of the foregoing. Pengrowth Management is also given broad responsibility for Unitholder services including the collection and keeping of accounts in respect of cash distributions to Royalty Unitholders and Trust Unitholders.

     Under the Royalty Indenture, Pengrowth Corporation makes all operating decisions with respect to the properties of Pengrowth Corporation. Under the Trust Indenture, general powers have been delegated to Pengrowth Corporation as the “Administrator” of Pengrowth Trust to perform those functions of the Trustee which are largely discretionary, subject to the powers and duties of Pengrowth Management. Additionally, specific powers have been delegated to Pengrowth Corporation in relation to the offering of securities, the acquisition of facilities and other assets, the incurring of indebtedness, the granting of security and the determination of distributable income.

     In accordance with the terms of the Unanimous Shareholder Agreement, all Royalty Unitholders other than the Trustee, and all Trust Unitholders are entitled to attend at, and vote upon, all resolutions brought before meetings of the shareholders of Pengrowth Corporation on the basis of one vote for each Unit held. Currently, the Unanimous Shareholder Agreement also provides that the Board of Directors shall consist of two nominees of Pengrowth Management and up to five independent directors who are elected by the Trust Unitholders of Pengrowth Trust. The Board of Directors meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2002, thirteen regularly constituted Board of Directors meetings were held.

Board Independence

Four of the six directors elected to the Board of Directors are independent directors. An independent director is defined as one who is independent of Pengrowth Management and is free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of Pengrowth Corporation, other than interests and relationships arising from shareholdings.

Mr. James S. Kinnear, who is Chairman, President and Chief Executive Officer of Pengrowth Corporation as well as President and Chief Executive Officer of Pengrowth Management, is a related director. Mr. Stanley H. Wong may be considered to be a related director as he is Pengrowth Management’s additional appointee to the Board of Directors pursuant to the terms of the Unanimous Shareholder Agreement. However, Mr. Wong is neither engaged by Pengrowth Management nor by Pengrowth Corporation and receives remuneration solely in his capacity as a director of Pengrowth Corporation. The remainder of the directors are independent in that they have not worked for Pengrowth Corporation (or Pengrowth Management) nor do they have material contracts with Pengrowth Corporation (or Pengrowth Management) or receive remuneration from Pengrowth Corporation (or Pengrowth Management), other than Trust Unit Options and Trust Unit Rights, in excess of director’s fees payable by Pengrowth Corporation.

Board Approvals and Structure

Pengrowth Management makes recommendations to the Board of Directors as to the strategic direction of Pengrowth Corporation and Pengrowth Trust. The Board of Directors considers those recommendations and assumes overall responsibility for the strategic direction of Pengrowth Corporation and Pengrowth Trust through the annual consideration of a strategic plan and budget. Criteria are approved by the Board of Directors for the acquisition and disposition of oil and natural gas properties and other permitted investments.

Pengrowth Management has general power under the Management Agreement to conduct acquisitions and dispositions and the operation of properties. Because of the structure created by the Trust Indenture, the Royalty Indenture and the Unanimous Shareholder Agreement, neither Pengrowth Management nor the Board of Directors has plenary authority over the businesses and affairs of Pengrowth Trust and Pengrowth Corporation. The trustee responds to directions from Pengrowth Management and from the Board of Directors (with respect to Pengrowth Corporation as administrator of Pengrowth Trust) within the scope of the authority of the trustee and the trustee’s power to delegate.

The Board of Directors responds to recommendations brought forward by Pengrowth Management’s representatives to the Board of Directors on material matters impacting Pengrowth Corporation and Trust Unitholders. Practically, Pengrowth Management defers to the Board of Directors in respect of all matters which may have a material impact upon the business and undertaking of Pengrowth Corporation, the Royalty Unitholders or the Trust Unitholders. Reliance is placed upon independent engineering, legal and accounting consultants where appropriate.

The Board of Directors represents a cross-section of experience in matters of oil and gas, finance and directors’ responsibilities. Four of the six nominated members of the Board of Directors have been directors since the formation of Pengrowth Corporation and Pengrowth Trust. Thomas A. Cumming has been a director since April 2000 and Michael A. Grandin has been a director since April 2002.

Board Committees

The Audit Committee of the Board of Directors is comprised of three of the independent directors. The Board of Directors has formed a Corporate Governance/Compensation Committee which is comprised of the four independent directors. The Board of Directors has also formed a Reserves Committee comprised of two directors, one of whom is an independent director, to review the assumptions and practices and results in respect to the preparation of independent reserve reports for the oil and gas assets of Pengrowth Corporation and the reporting thereof. There are no other committees of the Board of Directors.

In respect of matters such as discussions concerning the Management Agreement or related party transactions, representatives of Pengrowth Management disclose their conflict of interest and absent themselves from discussions and voting.

Statement of Corporate Governance Practices

The Board of Directors and Pengrowth Management support the Guidelines for Corporate Governance (the “TSX Guidelines”) adopted by the Toronto Stock Exchange (“TSX”) in 1995. The TSX published proposed amendments to the TSX Guidelines in April 2002 and November 2002 which have not, at the date of this Circular, been adopted. In addition, the New York Stock Exchange (“NYSE”) in August 2002 proposed a number of changes to the standards for companies listed on the NYSE, such as Pengrowth Trust. As proposed, the changes to the NYSE listing standards would not be mandatory for Pengrowth Trust, but any differences in Pengrowth Trust’s corporate governance practices and the NYSE rules would be required to be disclosed. Certain provisions of SOX and certain rules adopted and proposed by the United States Securities and Exchanges Commission (“SEC”) pursuant to the requirements of SOX, which would be applicable to Pengrowth Trust, will also influence Pengrowth Trust’s approach to corporate governance. The TSX proposed amendments, the proposed rules of the NYSE and the rules being adopted by the SEC as a result of the passage of SOX in the United States may be modified prior to the final adoption. The Corporate Governance/Compensation Committee of the Board continues to monitor the proposed amendments to the TSX Guidelines, the proposed changes to the NYSE listing standards and other changes, in applicable laws (including those adopted and proposed under SOX) and will take appropriate action is response to any new standards which are established.

The Board of Directors, Pengrowth Management and senior management consider good corporate governance to be central to the effective and efficient operation of Pengrowth Trust and Pengrowth Corporation. The Board of Directors has general corporate authority over the business and affairs of Pengrowth Corporation and derives its authority in respect to Pengrowth Trust by virtue of the delegation of powers by the Trustee to Pengrowth Corporation as “Administrator” in accordance with the Trust Indenture. In accordance with the Royalty Indenture, Trust Indenture and Unanimous Shareholders Agreement, the Trust Unitholders and Royalty Unitholders empowered the trustee and Pengrowth Corporation to delegate authority to Pengrowth Management. Pengrowth Management derives its authority from the Management Agreement with both Pengrowth Corporation and Pengrowth Trust. As a result neither Pengrowth Management nor the Board of Directors has plenary authority over the business and affairs of Pengrowth Trust or the Corporation. In practice, Pengrowth Management defers to the Board of Directors on all matters material to Pengrowth Corporation and Pengrowth Trust. Amendments to the Management Agreement have been proposed and will be considered at the annual and special meetings of Trust

Unitholders and Royalty Unitholders on June 17, 2003 which will set out more specifically those duties of Pengrowth Management that are subject to the approval of the Board of Directors.

The following is a statement of Pengrowth Corporation’s existing corporate governance practices with specific reference to the proposed TSX Guidelines as released by the TSX in November, 2002.

1.	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

The Board of Directors is responsible for the overall stewardship of Pengrowth Corporation and Pengrowth Trust and in setting corporate strategy and direction. The Board of Directors has overall responsibility for the management and supervision of the affairs of Pengrowth Corporation and Pengrowth Trust. The Board of Directors has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of Pengrowth Corporation’s operations, the delegation of authority and the execution of documents on behalf of Pengrowth Corporation. The Board of Directors reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board of Directors’ expectations of management of Pengrowth Corporation are communicated directly to management and through committees of the Board of Directors. More specifically, the Board of Directors assumes the following principal responsibilities:

(a)	adoption of a strategic planning process;

The Board of Directors considers management development and succession programs, strategic business developments such as significant acquisitions, and financing proposals including the issuance of trust units and other securities, as well as those matters requiring the approval of the Board of Directors. The Board of Directors conducts an annual strategic planning process.

(b)	the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

The Board of Directors ensures that a system is in place to identify the principal risks to Pengrowth Corporation and to monitor the process to manage such risks. The Audit Committee reviews and approves Management’s identification of principal financial risks and monitors the process to manage such risks.

(c)	succession planning, including appointing, training and monitoring senior management;

The Corporate Governance/Compensation Committee, in conjunction with Pengrowth Management, is responsible for appointing officers and other key employees on behalf of Pengrowth Corporation, planning for the succession of the directors, officers and key employees; and reviewing the performance of senior management.

(d)	a communications policy for the corporation; and

The Board of Directors has approved a Corporate Disclosure Policy to ensure timely, accurate, credible and balanced disclosure of material information in respect of Pengrowth Trust and Pengrowth Corporation. The Policy in place outlines the procedures and practical guidelines for the consistent, transparent, regular and timely public disclosure and dissemination of material and non-material information about Pengrowth Corporation and Pengrowth Trust. Under the Policy, a Disclosure Policy Committee has been established that includes the Chief Executive Officer, Chief Financial Officer, Manager Investor Relations, Lead Director and Corporate Secretary. It is the committee’s responsibility to monitor the effectiveness of and compliance with the Disclosure Policy and educate directors, officers and employees as to disclosure issues.

(e)	the integrity of the corporation’s internal control and management information systems;

The Audit Committee: (a) monitors the integrity of the company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance, (b) monitors the independence and performance of the company’s independent auditors, and (c) provides an avenue of communication among the independent auditors, management and the Board of Directors.

The Audit Committee has approved a process that will be used to review management’s internal controls and procedures.

2.	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The Board of Directors is presently comprised of six members, of whom four are independent and unrelated and two are appointments of Pengrowth Management, one of whom is the President, Chairman and Chief Executive Officer of Pengrowth Corporation.

Pengrowth Management is entitled to appoint two members to the Board of Directors in accordance with the Management Agreement. The balance are to be appointed by the Trust Unitholders.

3.	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

The Board of Directors is composed of a majority of unrelated directors:
Thomas A. Cumming – unrelated director
Michael A. Grandin – unrelated director
James S. Kinnear – related director (Chairman, President and Chief Executive Officer)
Francis G. Vetsch – unrelated director
Stanley H. Wong – related director (appointed by Pengrowth Management*)
John B. Zaozirny – unrelated director (Lead Director)

* Although Mr. Wong is appointed by Pengrowth Management, he holds no position with Pengrowth Management and has had no financial connection to Pengrowth Management for more than 10 years.

4.	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

The Corporate Governance/Compensation Committee is composed of four directors, all of whom are independent directors. This committee’s responsibilities include proposing to the Board of Directors new nominees to the Board of Directors and assessing each director’s performance on an ongoing basis. In assessing new nominees, Pengrowth Corporation Governance/Compensation Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board of Directors can carry out its mandate and functions effectively. Pengrowth Corporation Governance/Compensation Committee receives and evaluates suggestions for candidates from individual directors, the President and Chief Executive Officer and from professional search organizations.

5.	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Corporate Governance/Compensation Committee is responsible for assessing the effectiveness of the Board of Directors, its committees and individual directors. The Corporate Governance/Compensation Committee is also responsible for evaluating the performance of Pengrowth Management and, if necessary, negotiating the Management Agreement and making recommendations to the Trust Unitholders as to Pengrowth Management and the terms of the Management Agreement.

6.	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Corporate Governance/Compensation Committee is responsible for procedures for the orientation and education of new board members concerning their role and responsibilities and for the continued development of existing members of the Board of Directors.

7.	Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.

A board of directors must have enough directors to carry out its duties efficiently while presenting a diversity of views and experiences. The Board of Directors currently has six members. The size of the Board of Directors and criteria for new directors are reviewed by the Corporate Governance/Compensation Committee and suitable candidates are identified.

8.	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Corporate Governance/Compensation Committee reviews and makes recommendations to the Board of Directors on the adequacy and form of the compensation of directors and the compensation to be paid to committee members and to the Lead Director.

9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Board of Directors annually appoints members to its committees. The committees presently established by the Board of Directors are composed as follows:

Audit Committee	Thomas A. Cumming, Chairman	unrelated director
	John B. Zaozirny	unrelated director
	Francis G. Vetsch	unrelated director

Corporation Governance/	John B. Zaozirny, Chairman	unrelated director
Compensation Committee	Michael A. Grandin	unrelated director
	Thomas A. Cumming	unrelated director
	Francis G. Vetsch	unrelated director

Reserves Committee	Francis G. Vetsch	unrelated director
	Stanley H. Wong	related director

In addition, the Board of Directors has established a Disclosure Policy Committee that includes: the Lead Director – John B. Zaozirny – unrelated director, the Chief Executive Officer – James S. Kinnear – related director and officer, Chief Financial Officer – Robert B. Hodgins, Corporate Secretary – Charles V. Selby and Manager Investor Relations – Daniel G. Belot.

10.	Every board of directors should expressly assume responsibly for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

The Corporate Governance/Compensation Committee is responsible for corporate governance issues and the implementation of the guidelines set forth in the TSX Report. The Corporate Governance/Compensation Committee is responsible for reviewing and providing recommendations for improvement to the Board of Directors with respect to all aspects of corporate governance. Pengrowth Corporation has in place a Code of Business Conduct and Code of Ethics for all employees and agents of Pengrowth Corporation; Terms of Reference for the Corporate Governance/Compensation Committee; a Corporate Governance Policy for the Board of Directors; Terms of Reference for the Chairman of the Board of Directors and the Lead Director; and a Charter for the Audit Committee.

11.	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board of Directors has adopted guidelines for the responsibilities of the Board of Directors and has in place Terms of Reference for the positions of Lead Director and Chairman of the Board of Directors. The responsibilities of Pengrowth Management are set out in the Management Agreement. The Corporate Governance/Compensation Committee will set annual performance objectives in discussions with Pengrowth Management in conjunction with the Board of Directors’ strategic planning and budgeting processes.

12.	Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.

The Board of Directors derives its authority with respect to Pengrowth Trust from the duties delegated to Pengrowth Corporation as “Administrator” by the Trustee in accordance with the Trust Indenture. The Trustee also delegates certain powers to Pengrowth Management in accordance with the terms of the Management Agreement. In practice, Pengrowth Management defers to the Board of Directors on all material matters. The Board of Directors is composed of a majority of independent directors. In matters that require independence of the Board of Directors, only the independent directors participate in the decision making and evaluation.

The Board of Directors have appointed a Lead Director who is not a member of management. The Directors meet independently of management at each board meeting. Committees of the Board of Directors also meet independently of management, when necessary.

13.	The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee is composed of three directors, all of whom are independent directors. The mandate of the Audit Committee is to: (a) monitor the integrity of the company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance, (b) monitor the independence and performance of the company’s independent auditors, and (c) provide an avenue of communication among the independent auditors, management and the Board of Directors

14.	The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The Corporate Governance Policy of the Board of Directors permits directors to engage outside advisors at Pengrowth Corporation’s expense with the approval of the Board of Directors.

The Board of Directors has recently approved the following charters and policies in respect to corporate governance:

DATE OF APPROVAL BY
THE BOARD OF
	CHARTER/POLICY	DIRECTORS

1.	Corporate Disclosure Policy	March 3, 2003

2.	Code of Business Conduct	November 19, 2002

3.	Authority Levels	November 19, 2002

4.	Terms of Reference — Corporate Governance/Compensation Committee	July 30, 2002

5.	Corporate Governance Policy	July 30, 2002

6.	Terms of Reference Chairman of the Board of Directors	July 30, 2002
Terms of Reference Lead Director

7.	Audit Committee Charter	July 30, 2001

8.	Internet Policy	July 21, 1999

RISK FACTORS

          If any of the following risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, our trust units. As a result, the trading price of our trust units could decline, and you could lose all or part of your investment.

Our distributions are sensitive to the volatility of crude oil and natural gas prices.

     The monthly distributions we pay to our unitholders depend, in part, on the prices we receive for our oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. These factors include, among others:

•	political conditions in the Middle East;

•	worldwide economic conditions;

•	weather conditions;

•	the supply and price of foreign oil and natural gas;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity to, and capacity of, transportation facilities;

•	the effect of worldwide energy conservation measures; and

•	government regulation.

       Declines in oil or natural gas prices could have an adverse effect on our operations, financial condition and proved reserves and ultimately on our ability to pay distributions to our unitholders.

Our distributions are affected by production and development costs and capital expenditures.

     Production and development costs incurred with respect to properties, including power costs and the costs of injection fluids associated with tertiary recovery operations, reduce the royalty income that Pengrowth Trust receives and, consequently, the amounts we can distribute to our unitholders.

     The timing and amount of capital expenditures will directly affect the amount of income available for distribution to our unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. To the extent that external sources of capital, including the issuance of additional trust units, become limited or unavailable, Pengrowth Corporation’s ability to make the necessary capital investments to maintain or expand oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that Pengrowth Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the cash we receive from Pengrowth Corporation on the royalty units of Pengrowth Corporation will be reduced, resulting in reductions to the amount of cash we are able to distribute to our unitholders.

Our actual results will vary from our reserve estimates, and those variations could be material.

     The value of the trust units will depend upon, among other things, Pengrowth Corporation’s reserves. In making strategic decisions, we generally rely upon reports prepared by our independent reserve engineers. Estimating reserves is inherently uncertain. Ultimately, actual production, revenues and expenditures for the underlying properties will vary from estimates and those variations could be material. Changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our trust units. The reserve and cash flow information contained in this Annual Information Form or contained in the documents incorporated by reference represent estimates only. Petroleum engineers consider many factors and make assumptions in estimating reserves. Those factors and assumptions include:

•	historical production from the area compared with production rates from similar producing areas;

•	the assumed effect of government regulation;

•	assumptions about future commodity prices, exchange rates, production and development costs, capital expenditures, abandonment costs, environmental liabilities, and applicable royalty regimes;

•	initial production rates;

•	production decline rates;

•	ultimate recovery of reserves;

•	marketability of production; and

•	other government levies that may be imposed over the producing life of reserves.

     If these factors and assumptions prove to be inaccurate, our actual results may vary materially from our reserve estimates. Many of these factors are subject to change and are beyond our control. In particular, changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our trust units. In addition, all such assessments involve a measure of geological and engineering uncertainty that could result in lower production and reserves than anticipated.

     In accordance with normal industry practices, we engage independent petroleum engineers to conduct a detailed engineering evaluation of our oil and gas properties for the purpose of estimating our reserves as part of our year-end reporting process. As a result of that evaluation, we may increase or decrease the estimates of our reserves. We do not consider an increase or decrease in the estimates of our reserves in the range of one to five percent to be material or inconsistent with normal industry practice. Any significant reduction to the estimates of our reserves resulting from any such evaluation could have a material adverse effect on the value of our trust units.

Our reserves will be depleted over time and our level of distributable income and the value of our trust units could be reduced if reserves are not replaced.

     Our future oil and natural gas reserves and production, and therefore the cash flows of Pengrowth Trust, will depend upon our success in acquiring additional reserves. If we fail to add reserves by acquiring or developing them, our reserves and production will decline over time as they are produced. When reserves from our properties can no longer be economically produced and marketed, our trust units will have no value unless additional reserves have been acquired or developed. If we are not able to raise capital on favourable terms, we may not be able to add to or maintain our reserves. If we use our cash flow to acquire or develop reserves, we will reduce our distributable income. There is strong competition in all aspects of the oil and gas industry including reserve acquisitions. We will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies and energy trusts. However, many of our competitors have greater resources than we do and we cannot assure you that we will be successful in acquiring additional reserves on terms that meet our objectives.

Our operation of oil and natural gas wells could subject us to environmental claims and liability.

     The oil and natural gas industry is subject to extensive environmental regulation, which imposes restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, Canadian legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of this or other legislation may result in fines or the issuance of a clean-up order. Ongoing environmental obligations will be funded out of our cash flow and could therefore reduce distributable income payable to our unitholders.

We may be unable to successfully compete with other companies in our industry.

     There is strong competition in all aspects of the oil and gas industry. Pengrowth will actively compete for capital, skilled personnel, undeveloped lands, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Pengrowth. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market oil and other products on a world-wide basis and, as such, have greater and more diverse resources on which to draw.

Incorrect assessments of value at the time of acquisitions could adversely affect the value of our trust units and our distributions.

     Acquisitions of oil and gas properties or companies will be based in large part on engineering and economic assessments made by independent engineers. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond our control. All such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated.

Our level of debt could have a material adverse effect on our ability to pay distributions to our unitholders.

     Pengrowth Corporation has issued US$200 million in term debt due in two tranches, the first tranche of US$150 million is due in April 2010 and the second tranche of US$50 million is due in April 2013. Pengrowth also has a $260 million revolving credit facility syndicated among eight financial institutions in place until June 20, 2004. The $260 million facility has a 364 day revolving period and should it not be renewed on June 20, 204, it will be repayable over a two year period. We draw upon these credit facilities from time to time to make acquisitions of oil and natural gas properties and to fund capital investments in our properties. We pay interest at fluctuating rates with respect to a portion of our outstanding debt under our existing credit facilities. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount Pengrowth is required to apply to service its debt. Certain covenants in the agreements with our lenders may also limit the amount of the royalty paid by Pengrowth Corporation to Pengrowth Trust and the distributions paid by us to our unitholders. We cannot assure you that the amount of our credit facility will be adequate for our future financial obligations or that we will be able to obtain additional funds. If we become unable to pay our debt service charges or otherwise cause an event of default to occur, our lenders may foreclose on or sell the properties. The net proceeds of any such sale will be allocated firstly, to the repayment of our lenders and other creditors and only the remainder, if any, would be payable to Pengrowth Trust by Pengrowth Corporation in respect of the royalty.

Loss of our key management and other personnel could impact our business.

     Our unitholders are entirely dependent on the management of Pengrowth Management and Pengrowth Corporation with respect to the acquisition of oil and gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to properties and the administration of Pengrowth Trust. The loss of the services of key individuals who currently comprise the management team of Pengrowth Management and Pengrowth Corporation could have a detrimental effect on Pengrowth Trust. In addition, increased activity within the oil and gas sector can increase the cost of goods and services and make it more difficult to have and retain qualified professional staff.

Trust distributions are affected by marketability of production.

     The marketability of our production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. United States federal and state and Canadian federal and provincial regulation of oil and gas production and transportation, general economic conditions, and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors dramatically change, the financial impact on us could be substantial. The availability of markets is beyond our control.

The operation of a significant portion of our properties is largely dependent on the ability of third party operators, and harm to their business could cause delays and additional expenses in our receiving revenues.

     The continuing production from a property, and to some extent the marketing of production, is dependent upon the ability of the operators of our properties. Currently 42% of our properties are operated by third parties, based on daily production. If, in situations where we are not the operator, the operator fails to perform these functions properly or becomes insolvent, then revenues may be reduced. Revenues from production generally flow through the operator and, where we are not the operator, there is a risk of delay and additional expense in receiving such revenues.

     The operation of the wells located on properties not operated by us are generally governed by operating agreements which typically require the operator to conduct operations in a good and workmanlike manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or wilful misconduct. In addition, third-party operators are generally not fiduciaries with respect to Pengrowth Corporation, Pengrowth Trust or the unitholders. Pengrowth Corporation, as owner of working interests in properties not operated by it, will generally have a cause of action for damages arising from a breach of the operator’s duty. Although not established by definitive legal precedent, it is unlikely that the Pengrowth Trust or our unitholders would be entitled to bring suit against third-party operators to enforce the terms of the operating agreements. Therefore, our unitholders will be dependent upon Pengrowth Corporation, as owner of the working interest, to enforce such rights.

Our distributions could be adversely affected by unforeseen title defects.

     Although title reviews are conducted prior to any purchase of resource assets, such reviews cannot guarantee that an unforeseen defect in the chain of title will not arise to defeat our title to certain assets. Such defects could reduce the amounts distributable to our unitholders, and could result in a reduction of capital.

Fluctuations in foreign currency exchange rates could adversely affect our business.

     World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/United States dollar exchange rate which fluctuates over time. A material increase in the value of the Canadian dollar may negatively impact our net production revenue. To the extent that we have engaged, or in the future engage, in risk management activities related to commodity prices and foreign exchange rates, through entry into oil or natural gas price hedges and forward foreign exchange contracts or otherwise, we may be subject to unfavourable price changes and credit risks associated with the counterparties with which we contract.

     A decline in the value of the Canadian dollar relative to the United States dollar provides a competitive advantage to United States companies in acquiring Canadian oil and gas properties and may make it more difficult for us to replace reserves through acquisitions.

Our insurance coverage could be inadequate.

     We are exposed to a number of risks and maintain liability insurance, where available, in amounts consistent with industry standards. However, we may become liable for damages arising from events against which we cannot insure, or against which we may elect not to insure because of high premium costs or other reasons. The costs to repair such damage or pay such liabilities could reduce distributable income. Our operations are subject to all of the risks normally associated with drilling for, and the production and transportation of oil and natural gas. Such risks and hazards include encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injury, loss of life, property damage and environmental damage. Although we have safety and environmental policies in place to protect operators and employees, as well as to meet regulatory requirements, and although we have liability insurance policies in place, we cannot fully insure against all such risks. Costs incurred to repair such damage or pay such liabilities will reduce payments made by Pengrowth Corporation to Pengrowth Trust.

Being a limited purpose trust makes Pengrowth Trust largely dependent upon the operations and assets of Pengrowth Corporation.

     Pengrowth Trust is a limited purpose trust which is dependent upon the operations and assets of Pengrowth Corporation. Pengrowth Corporation’s income will be received from the production of crude oil and natural gas from its properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. Since the primary focus is to pursue growth opportunities through the development of existing reserves and the acquisition of new properties, Pengrowth Corporation’s involvement in the exploration for oil and natural gas is minimal. As a result, if the oil and natural gas reserves associated with Pengrowth Corporation’s resource properties are not supplemented through additional development or the acquisition of oil and natural gas properties, the ability of Pengrowth Corporation to continue to generate cash flow for distribution to unitholders may be adversely affected.

The Sable Offshore Energy Project properties may present challenges and risks that we have not faced in the past.

     The Sable Offshore Energy Project properties are offshore and we have had no other experience with offshore projects. Moreover, they are in an earlier stage of development than most of our previous acquisitions have been and have not been on production for an extended period of time. As a result, the Sable Offshore Energy Project properties may present challenges and risks that Pengrowth has not faced in the past. Furthermore, because of the early stage of development and relatively brief production history of these properties, events which could materially adversely affect our interests are more likely to occur.

Management may have conflicts of interest.

     Pengrowth Management provides advisory, management and administrative needs of Pengrowth Trust and Pengrowth Corporation in consideration for a management fee which is currently based in part on net production revenue of Pengrowth Corporation. This arrangement may create an incentive for Pengrowth Management to maximize the net production revenue of Pengrowth Corporation, rather than maximizing its distributable income, which is the primary basis for calculating distributions available to unitholders. Pengrowth Management also receives an acquisition fee which is based, in part, upon the aggregate dollar amount of the completed acquisitions in each year. This arrangement may create an incentive for Pengrowth Management to maximize the number of completed acquisitions notwithstanding that such acquisitions may be contrary to the interests of unitholders.

     Pengrowth Management may manage and administer such additional acquired properties, as well as enter into other types of energy related management and advisory activities and may not devote full time and attention to the business of Pengrowth Corporation and therefore act in contradiction to or competition with the interests of our unitholders.

     Any expenses which Pengrowth Management incurs in relation to the business of Pengrowth Corporation and Pengrowth Trust are required to be paid by Pengrowth Corporation. These expenses are not subject to a limit other than as may be provided under a periodic review by the board of directors of Pengrowth Corporation and, as a result, there may not be an incentive for Pengrowth Management to minimize these expenses.

We may incur material costs to comply with, or as a result of, health, safety and environmental laws and regulations.

     Compliance with environmental laws and regulations could materially increase our costs. We may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, known as the Kyoto Protocol that is intended to reduce emissions of pollutants into the air.

Lower oil and gas prices increase the risk of write-downs of our oil and gas property investments.

     Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a “ceiling limit” which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, we must charge the amount of the excess against earnings. As oil and gas prices decline, our net capitalized cost may approach and, in certain circumstances, exceed this cost ceiling, resulting in a charge against earnings. Under United States accounting rules, the cost ceiling is generally lower than under Canadian rules because the future net cash flows used in the United States ceiling test are discounted to a present value. Accordingly, we would have more risk of a ceiling test write-down in a declining price environment if we reported under United States generally accepted accounting principles. While these write-downs would not affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit our ability to borrow funds or comply with covenants contained in our current or future credit agreements or other debt instruments.

Changes in Canadian legislation could adversely affect the value of our trust units.

     The value of the trust units is largely related to our income tax treatment. We cannot assure you that income tax laws and government incentive programs relating to the oil and natural gas industry generally, the status of royalty trusts having our structure, the Alberta royalty tax credit and the resource allowance will remain favourable and not change in a manner that adversely affects your investment.

The investment eligibility of our trust units could be adversely affected if Pengrowth Trust ceases to qualify as a mutual fund trust.

     If Pengrowth Trust ceases to qualify as a mutual fund trust under Canadian tax legislation, the trust units will cease to be qualified investments for trusts governed by RRSPs, RRIFs, RESPs and DPSPs. Where at the end of any month a RRSP, RRIF, RESP or DPSP holds trust units that are not qualified investments, the RRSP, RRIF, RESP or DPSP must, in respect of that month, pay a tax under Part XI.1 of the Tax Act (Canada) equal to 1% of the fair market value of the trust units at the time those trust units were acquired by the RRSP, RRIF, RESP or DPSP. In addition, trusts governed by a RRSP and a RRIF will be subject to tax on the income attributable to the holding of non-qualified investments and on full capital gains, if any, realized on the disposition of trust units. Where a trust governed by a RRSP or a RRIF acquires trust units that are not qualified investments, the value of the investment will be included in the income of the annuitant for the year of the acquisition. Trusts governed by a RESP which hold trust units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency.

     If Pengrowth Trust ceases to qualify as a mutual fund trust, it will be required to pay a tax under Part XII.2 of the Income Tax Act (Canada). The payment of Part XII.2 tax by Pengrowth Trust may have adverse income tax consequences for certain unitholders including non-resident persons and RRSPs, RRIFs, RESPs or DPSPs that acquire an interest in Pengrowth Trust directly or indirectly from another unitholder.

     If, at any particular time, Pengrowth Trust may reasonably be considered to be established or maintained primarily for the benefit of non-residents of Canada, or any of the conditions described under the heading “Certain Income Tax Considerations — Certain Canadian Federal Income Tax Considerations” cease to be met, it will lose its status as a mutual fund trust. There can be no assurance that Pengrowth Trust will always be able to satisfy these requirements and will not lose its status as a mutual fund trust.

The ability of investors resident in the United States to enforce civil remedies may be affected for a number of reasons.

     Pengrowth Trust is an Alberta trust and Pengrowth Management and Pengrowth Corporation are both Alberta corporations. All of these entities have their principal places of business in Canada. A majority of the directors and officers of Pengrowth Management and Pengrowth Corporation, certain of the underwriters and certain experts named herein are residents of Canada and all or a substantial portion of the assets of such persons and of Pengrowth Trust are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon Pengrowth Trust or such persons or to realize in the United States upon judgments of courts of the United States predicated upon civil remedies under the Securities Act of 1933 (United States), as amended. Investors should not assume that Canadian courts:

(a)	will enforce judgments of United States courts obtained in actions against Pengrowth Trust or such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States; or

(b)	will enforce, in original actions, liabilities against Pengrowth Trust or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.

The trust units are not equivalent to shares.

     The trust units should not be viewed by investors as shares in Pengrowth Corporation. The trust units are also dissimilar to conventional debt instruments in that there is no principal amount owing to our unitholders. The trust units represent a fractional interest in Pengrowth Trust. Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. Pengrowth Trust’s assets are royalty units and common shares of Pengrowth Corporation and certain facilities interests, and may also include certain other investments permitted under the trust indenture. The price per trust unit is a function of anticipated distributable income, the oil and natural gas properties acquired by Pengrowth Corporation and the ability to effect long-term growth in the value of Pengrowth Corporation. The market price of the trust units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of Pengrowth Corporation to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of our trust units.

     Trust units will have no value when reserves from the properties can no longer be economically produced or marketed and, as a result, cash distributions do not represent a “yield” in the traditional sense as they represent both return of capital and return on investment. Subscribers for trust units will have to obtain the return of capital invested out of cash flow derived from their investments in the trust units during the period when reserves can be economically recovered. Accordingly, we give no assurances that the distributions you receive over the life of your investment will meet or exceed your initial capital investment.

You may experience substantial future dilution given that the success of the trust is dependent upon raising capital.

     One of our objectives is to continually add to our reserves through acquisitions and through development. Our success is, in part, dependent on our ability to raise capital from time to time. Our unitholders may also suffer dilution in connection with future issuance of trust units.

The limited liability of unitholders is uncertain.

     The trust indenture between Pengrowth Corporation and Computershare Trust Company of Canada, as trustee, provides that no unitholder will be subject to any personal liability in connection with Pengrowth Trust or its obligations and affairs, and the satisfaction of claims of any nature arising out of or in connection therewith is only to be made out of Pengrowth Trust’s assets. Additionally, the trust indenture states that no unitholder is liable to indemnify or reimburse Computershare for any liabilities incurred by Computershare with respect to any taxes payable by or liabilities incurred by Pengrowth Trust or Computershare, and all such liabilities will be enforceable only against, and will be satisfied only out of, Pengrowth Trust’s assets. It is intended that the operations of Pengrowth Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the unitholders for claims against Pengrowth Trust. Notwithstanding the foregoing, because of uncertainties in the law relating to trusts such as Pengrowth Trust, there is a risk that a unitholder could be held personally liable for obligations of Pengrowth Trust to the extent that claims are not satisfied by Pengrowth Trust.

Canadian and United States practices differ in reporting reserves and production.

     We report our production and reserve quantities in accordance with Canadian practices. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

     We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the United States Securities and Exchange Commission and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves; however, we separately estimate our reserves using prices and costs held constant at the date of the reserve report in accordance with the Canadian reserve reporting requirements. These requirements are similar to the constant pricing reserve methodology utilized in the United States.

     We include in this annual information form estimates of probable reserves along with estimates of proved reserves. The United States Securities and Exchange Commission generally prohibits the inclusion of estimates of probable reserves in filings made with it. This prohibition does not apply to Pengrowth Trust because it is a Canadian foreign private issuer.

You may be required to pay taxes even if you do not receive any cash distributions.

     You may be required to pay federal income taxes and, in some cases, state, provincial and local income taxes on your share of our taxable income even if you do not receive any cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

Unitholders who are United States persons face income tax risks.

     The United States federal income tax risks related to owning and disposing of our trust units, include the following:

•	Because the trust units will be publicly traded, Pengrowth Trust will not be treated as a corporation for U.S. federal income tax purposes only if 90% or more of its gross income consists of qualifying income. Although Pengrowth Trust expects to satisfy the 90% requirement at all times, if it fails to satisfy this requirement, it will be treated as a foreign corporation. If Pengrowth Trust were treated as a corporation, it could be a passive foreign investment company or “PFIC”. Treatment of Pengrowth Trust as a PFIC could result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of the trust units.

•	A successful U.S. Internal Revenue Service (“IRS”) contest of the federal income tax positions we take or have taken may adversely affect the market for our trust units. For example, the IRS could challenge our position that the royalty from Pengrowth Corporation should be treated as a non-operating, non-working

55

interest. We have not requested a ruling from the IRS with respect to this or any other matter affecting us other than relating to the timeliness of our election to be treated as a partnership. The IRS may adopt positions that differ from the conclusions of our counsel or from the positions we take or have taken. It may be necessary to resort to administrative or court proceedings to sustain our counsel’s conclusions or those positions. A court may not concur with our counsel’s conclusions or the positions we take or have taken. Any contest with the IRS may materially and adversely impact the U.S. federal income tax consequences to unitholders and, therefore, the market for our trust units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne by us and indirectly by the unitholders.

•	Tax gain or loss on disposition of trust units could be different from expected. If you sell your trust units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in the trust units. Prior distributions in excess of the total net taxable income you were allocated, which decreased your tax basis in the trust units, will, in effect, become taxable income to you if the trust units are sold at a price greater than your tax basis in those trust units, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of trust units than would be the case under those positions, without the benefit of decreased income in prior years. Also, if you sell trust units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

•	We have registered with the IRS as a “tax shelter.” This may increase the risk of an IRS audit of us or a unitholder. The tax laws require that some types of entities register as “tax shelters” in response to the perception that they claim tax benefits that may be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our unitholders’ tax returns and may lead to audits of unitholders’ tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

•	We will treat each owner of trust units as having the same tax benefits without regard to the specific trust units purchased. The IRS may challenge this treatment, which could adversely affect the value of our trust units. Because we cannot match transferors and transferees of our trust units, we will adopt depletion, depreciation and amortization positions that do not conform with all aspects of final Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of trust units and could have a negative impact on the value of our trust units or result in audit adjustments to your tax returns.

•	Pengrowth Trust may not be an appropriate investment for certain types of entities. For example, there is a risk that some of Pengrowth Trust’s income could be unrelated business taxable income with respect to tax-exempt organizations. Furthermore, we anticipate that substantially all of Pengrowth Trust’s gross income will not be “qualifying income” for purposes of the rules relating to regulated investment companies.

CONFLICTS OF INTEREST

     There may be situations in which the interests of Pengrowth Management will conflict with those of our unitholders. Pengrowth Management may acquire oil and natural gas properties on behalf of persons other than the unitholders. Pengrowth Management may manage and administer such additional properties, as well as enter into other types of energy-related management and advisory activities. Accordingly, neither Pengrowth Management nor its management will carry on their full-time activities on behalf of unitholders and, when acting on behalf of others, may at times act in contradiction to or competition with the interests of unitholders. In the event that the interests of Pengrowth Management are in conflict with those of our unitholders, Pengrowth Management is obliged to make decisions acting in good faith, having regard to the best interests of unitholders and in a manner that would not contravene its fiduciary obligations to unitholders.

56

     Oil and natural gas properties may occasionally be made available for purchase in areas where Pengrowth Management’s clients hold interests. In such circumstances, Pengrowth Management shall provide each of its clients, including Pengrowth Corporation, with the opportunity to participate in the acquisition of such properties.

     Although Pengrowth Management provides advisory and management services to Pengrowth Corporation and Pengrowth Trust, the board of directors of Pengrowth Corporation supervises the management of the business and affairs of Pengrowth Corporation and Pengrowth Trust. The board of directors of Pengrowth Corporation makes significant operational decisions and all decisions relating to:

(i)	the issuance of additional trust units;

(ii)	material acquisitions and dispositions of properties;

(iii)	material capital expenditures;

(iv)	borrowing; and

(v)	the payment of distributable income.

     Properties may not be acquired from officers or directors of Pengrowth Management or persons not at arm’s length with such persons at prices which are greater than fair market value and properties may not be sold to officers or directors of Pengrowth Management or persons not at arm’s length with such persons at prices which are less than fair market value, in each case as established by an opinion of an independent financial advisor and approved by the independent members of the board of directors of Pengrowth Corporation. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of unitholders in accordance with the requirements of Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.

Circumstances may arise where members of the board of directors of Pengrowth Corporation serve as directors or officers of corporations which are in competition to the interests of Pengrowth Corporation and Pengrowth Trust. No assurances can be given that opportunities identified by such board members will be provided to Pengrowth Corporation and Pengrowth Trust.

ADDITIONAL INFORMATION

     Additional information, including Pengrowth Management’s remuneration and the principal holders of Pengrowth Trust Units, is contained in the Information Circular — Proxy Statement of Pengrowth Corporation and Pengrowth Trust dated May 12, 2003, which relates to the Annual and Special Meeting of Trust Unitholders, and the Annual and Special General Meeting of Shareholders of Pengrowth Corporation and the Special Meeting of Pengrowth Corporation to be held on June 17, 2003. Additional financial information is contained in Pengrowth Trust’s comparative financial statements for the years ended December 31, 2002 and 2001 which are included in Pengrowth Trust’s 2002 Annual Report.

     Pengrowth Trust will provide to any person or company upon request:

(a)	when the securities of Pengrowth Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities;

(i)	one copy of Pengrowth Trust’s latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of the consolidated financial statements of Pengrowth Trust for the most recently completed financial year in respect of which such financial statements have been issued together with the report of the auditor thereon, and one copy of any unaudited interim consolidated financial statements of Pengrowth Trust subsequent to the financial statements for its most recent financial year;

57

(iii)	one copy of the information circular of Pengrowth Trust in respect of the most recent annual meeting of Unitholders of Pengrowth Trust which involved the election of directors of Pengrowth Corporation; and

(iv)	one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)	at any other time, a copy of the documents referred to in clauses (a) (i), (ii) and (iii) above, provided that Pengrowth Trust or Pengrowth Corporation may require a payment of a reasonable charge from such a person or company who is not a security holder of Pengrowth Trust where the documents are furnished under this clause (b).

      For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Calgary Head Office			Toronto Investor Relations
Suite 2900, 111-5th Avenue S.W.			2315, 200 Bay Street
Calgary, Alberta T2P 3Y6			Toronto, Ontario M5J 2J2
Telephone:	(403) 233-0224		Telephone:	(416) 362-1748
	1-800-223-4122			1-888-744-1111
Fax:	(403) 294-0051		Fax:	(403) 362-8191

	Website:	www.pengrowth.com
	email:	pengrowth@pengrowth.com

58

APPENDIX B

2002 ANNUAL REPORT

PENGROWTH

ENERGY TRUST

2002 Annual Report

| THE BENCHMARK OF ENERGY TRUSTS |

WE’RE ABOUT PERFORMANCE

Corporate Profile

PENGROWTH ENERGY TRUST IS ONE OF NORTH AMERICA’S LARGEST ENERGY TRUSTS, WITH A MARKET CAPITALIZATION OF $1.6 BILLION AT DECEMBER 31,2002 AND AN ENTERPRISE VALUE OF APPROXIMATELY $2.0 BILLION.

PENGROWTH PAYS MONTHLY DISTRIBUTIONS TO UNITHOLDERS BASED ON THE NET CASH FLOW (AFTER FEES AND EXPENSES) GENERATED FROM A PORTFOLIO OF HIGH QUALITY CRUDE OIL AND NATURAL GAS PROPERTIES IN THE WESTERN CANADIAN SEDIMENTARY BASIN AND OFF THE EAST COAST OF CANADA.

UNITS OF PENGROWTH ENERGY TRUST TRADE ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL PGF.UN AND ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL PGH.

CONTENTS

1.	14 Years of Superior Returns

2.	We’re About Performance

4.	Financial Highlights

5.	Operating Highlights

7.	President’s Message to Unitholders

16.	Operations Review

35.	Operations Statistical Review

38.	Health, Safety, Environment and Community

40.	Management’s Discussion and Analysis

54.	Board of Directors

56.	Corporate Governance

58.	Management’s Report

59.	Auditors’ Report

60.	Consolidated Financial Statements

64.	Notes to Consolidated Financial Statements

81.	Five-year Review

83.	Pengrowth Team

85.	Historical Distributions

86.	A Note to U.S. Unitholders

IBC.	Corporate Information

ANNUAL GENERAL MEETING

The annual meeting of the unitholders of Pengrowth Energy Trust will be held on Tuesday, May 27, 2003 at 3:00 p.m. MST, in the Crystal Ballroom, Fairmount Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta. Unitholders who are unable to attend are urged to complete, sign and mail their proxies to ensure their units will be voted at the meeting.

Note: All figures in this annual report are in Canadian dollars, unless otherwise indicated.

PENGROWTH ENERGY TRUST

14 YEARS
      of
Superior Returns

      From well managed, high quality
      crude oil and natural gas assets.

Since inception in 1988, Pengrowth has provided its unitholders with total returns generally exceeding that of the TSX 300 and the S&P 500. This superior performance is due to the effective management of a diverse portfolio of high quality natural gas and crude oil properties.

2002 ANNUAL REPORT

We’re About

               PERFORMANCE

There are many characteristics which define a high quality royalty trust. With the popularity of the income fund structure in Canada and a growing interest in the United States, investors enjoy a choice between many royalty trust and income fund investments.

Pengrowth is about performance. Every aspect of our business is managed to ensure that we maximize value to our unitholders. The following are just some of the reasons why an investor should consider Pengrowth for their portfolio.

14 YEARS OF SUPERIOR PERFORMANCE

Pengrowth completed its Canadian initial public offering in 1988 and since that time has grown into a trust with a market capitalization of $1.6 billion and an enterprise value of approximately $2.0 billion. Pengrowth is now one of North America’s largest oil and gas royalty trusts and is listed on the TSX and the NYSE. Since inception, Pengrowth has outperformed the S&P/TSX Oil and Gas Producers’ Index by over 300 percent and has provided an average annual cash-on-cash yield exceeding 14 percent. As prices of oil and natural gas continue to remain high, Pengrowth is well positioned for continued superior performance.

HIGH QUALITY AND DIVERSIFIED ASSET BASE

Pengrowth owns a diversified portfolio of approximately 70 high quality oil and natural gas properties. Pengrowth’s core operated and non-operated properties are located across Canada in the provinces of British Columbia, Alberta, Saskatchewan and offshore Nova Scotia. This makes Pengrowth the most geographically diversified energy trust in the Canadian royalty trust sector. The portfolio of properties held by Pengrowth are primarily long life, oil and natural gas properties with established production profiles. These assets provide relatively steady production with manageable capital investment requirements.

Through high quality and well timed acquisitions, Pengrowth’s properties generate a reserve life index of 11.6 years on an Established basis compared to an average of 10.5 years in the Canadian royalty trust sector. A long reserve life ensures that Pengrowth unitholders will continue to receive distributions for many years.

EXPERIENCED AND PROVEN MANAGEMENT TEAM

Formed in 1988, Pengrowth is one of the longest operating oil and gas royalty trusts in Canada. Over our 14 year history, Pengrowth’s management team has demonstrated the ability to provide superior performance for the benefit of our unitholders. Our management team has compiled a distinguished

PENGROWTH ENERGY TRUST

record of growth and return while maintaining one of the most efficient cost structures in the royalty trust sector. Pengrowth has one of the lowest combined general and administrative expenses and management fees per barrel of oil equivalent production among its peers.

The nine members of Pengrowth’s senior management team have an average of more than 19 years’ experience each in the oil and gas industry. As we grow, Pengrowth will continue to attract the best and most qualified people available. We encourage all of Pengrowth’s team members to own units in the Trust. Our employees, management and directors own approximately 3.5 percent of the outstanding Pengrowth Energy Trust units, aligning our interests with the unitholders.

PRUDENT CAPITAL STRUCTURE

A key measure of quality for an oil and gas royalty trust is a strong balance sheet. At Pengrowth we have actively managed our capital structure to ensure that we maintain sufficient credit capacity to make accretive acquisitions. At December 31, 2002 Pengrowth’s long-term debt was $317 million, representing 23 percent of our total book capitalization and 1.6 times 12 month trailing distributable income. This is Pengrowth’s most favourable debt position in the last five years, positioning us well for future growth. Pengrowth has one of the most conservative capital structures within its peer group.

ACCESS TO NORTH AMERICAN CAPITAL MARKETS

Pengrowth successfully listed on the New York Stock Exchange on April 10, 2002, which has provided superior access to the large U.S.capital markets. Our listing has increased the volume of trading on both the TSX and the NYSE. Average trading volumes on the TSX and NYSE exceed 230,000 and 79,000 units per day respectively, reflecting significant liquidity in Pengrowth Energy Trust units.

In November 2002, Pengrowth completed the first cross-border trust unit offering within the Canadian royalty trust sector. Pengrowth successfully raised gross proceeds of $281.2 million, of which approximately 43 percent or $120 million was sold into the U.S. market. Pengrowth will continue to utilize the exposure gained through the NYSE listing to increase our access to international capital markets.

2002 ANNUAL REPORT

Financial Highlights

(thousands, except per unit amounts)

Year ended December 31	2002			2001		% Change

INCOME STATEMENT
Oil and gas sales		$482,301		$469,929		3
Net income		$49,067		$85,150		(42)
Per unit		$0.546		$1.201		(55)
Distributable income		$194,458		$215,787		(10)
Actual distributions paid or declared per unit		$2.07		$3.01		(31)
Weighted average number of units outstanding		89,923		70,911		27
UNITS OUTSTANDING AT YEAR-END		110,562		82,240		34

BALANCE SHEET
Working capital		$(36,568)		$(19,746)		85
Property, plant and equipment and other assets		$1,444,668		$1,208,526		20
Long-term debt		$316,501		$345,456		(8)
Unitholders’ equity		$1,053,939		$817,203		29

Debt plus equity, at book		$1,370,440		$1,162,659		18

EQUITY CAPITALIZATION, AT MARKET		$1,628,583		$1,169,454		39
ENTERPRISE VALUE *		$1,945,084		$1,514,910		28
NET ASSET VALUE @ 12%		$1,113,550		$799,327		39
NET ASSET VALUE PER UNIT		$10.08		$9.72		4

TRUST UNIT TRADING (TSX)
High		$17.00		$21.95		(23)
Low		$13.01		$12.80		2
Close		$14.73		$14.22		4
Value		$753,684		$734,382		3
Volume (thousands of units)		51,110		41,249		24
Year-end closing price as a multiple of net asset value at 12%		1.5	x	1.5	x	0

TRUST UNIT TRADING (NYSE) — LISTED ON APRIL 10, 2002
High	US $	10.90		—
Low	US $	8.40		—
Close	US $	9.27		—
Value	US $	89,680		—
Volume (thousands of units)		9, 672		—

LONG-TERM DEBT AS A RATIO OF:
Current year’s distributable income		1.6	x	1.6	x
Total capitalization:
Debt plus equity at book value		23.1%		29.7%
Debt plus equity at market value		16.3%		22.8%

* Enterprise value equals market value of equity plus long-term debt.

PENGROWTH ENERGY TRUST

Operating Highlights

Year ended December 31	2002	2001	% Change

AVERAGE DAILY PRODUCTION
Crude oil (barrels)	19,914	19,726	1
Natural gas (thousands of cubic feet)	111,713	91,764	22
Natural gas liquids (barrels)	5,252	5,258	0
Total production (boe)	43,785	40,320	9
TOTAL ANNUAL PRODUCTION (mboe)	15,982	14,717	9
Production per trust unit (boe/unit)	0.18	0.20	(10)

PRODUCTION PROFILE
Crude oil	45%	49%
Natural gas	43%	38%
Natural gas liquids	12%	13%

AVERAGE PRICES
Crude oil (per barrel)	$38.06	$37.26	2
Natural gas (per mcf)	$3.85	$4.48	(14)
Natural gas liquids (per barrel)	$28.11	$30.68	(8)
Average price per boe	$30.18	$31.93	(5)

ESTABLISHED RESERVES
Crude oil (mbbls)	106,738	105,184	1
Natural gas (bcf)	502.3	476.2	5
Natural gas liquids (mbbls)	24,354	25,964	(6)
Total oil equivalent (mboe)	214,814	210,522	2
Established reserves per unit (boe/unit)	1.94	2.56	(24)

OPERATING COSTS
Millions	$129.8	$104.9	24
Per boe	$8.12	$7.13	14

GENERAL AND ADMINISTRATIVE COSTS
Millions	$11.0	$7.5	47
Per boe	$0.69	$0.51	35

MANAGEMENT FEES
Millions	$6.6	$7.1	(7)
Per boe	$0.41	$0.48	(15)

ACQUISITION COSTS*
Millions	$389.3	$277.1	40
Mmboe acquired	37.7	48.4	(22)
Per boe	$10.33	$5.72	81

* Before acquisition fees.

Natural gas has been converted to equivalent barrels of oil at 6:1 unless otherwise stated.

2002 ANNUAL REPORT

Pengrowth’s Senior Management Team

Left to right:
Robert B. Hodgins, Chief Financial Officer
Lianne Bigham, Controller
Gordon M. Anderson, Vice President
Charles V. Selby, Corporate Secretary
James S. Kinnear, Chairman, President & C.E.O.
Chris Webster, Treasurer
Lynn Kis, Vice President, Engineering
Jim MacDonald, General Manager, East Coast Operations
Henry D. McKinnon, Vice President, Operations

PENGROWTH ENERGY TRUST

President’s Message to Unitholders

PENGROWTH ENERGY TRUST POSTED MIXED RESULTS IN 2002 AS LOWER COMMODITY PRICES YEAR OVER YEAR RESULTED IN REDUCED DISTRIBUTIONS. DESPITE THIS, THE MARKET PRESENTED OPPORTUNITIES FOR HIGH QUALITY ACQUISITIONS WHICH HELPED TO EXPAND PRODUCTION, RESERVES AND GEOGRAPHICAL DIVERSIFICATION.

Cash flow from operations increased from $207.8 million in 2001 to $228.7 million in 2002, an increase of 10 percent. Actual distributions to unitholders during the calendar year declined from $241.6 million in 2001 to $171.4 million in 2002, reflecting a 75 percent payout of cash flow in 2002. Distributable income in 2002 declined by approximately 10 percent to $194.5 million from $215.8 million in 2001. More important for unitholders, distributable income per trust unit declined 31 percent to $2.07 from $3.01

2002 ANNUAL REPORT

in 2001. Despite this decline, the Trust’s overall performance in 2002 exceeded the market averages by a wide margin, achieving a total return of 19 percent, based on yield plus capital appreciation and assuming reinvestment of distributions. This compared with minus 12 percent for the TSX Composite Index and plus 12 percent for the TSX Oil and Gas Producers’ Index.

HOW DID PENGROWTH FARE IN 2002?

Frankly, 2002 was an average year for performance of the trust units. The decline in distributable income per trust unit in 2002 was the result of lower average commodity prices and two equity offerings during the year. The distributable income of $194.5 million in 2002 followed record distributable income of $218.3 million in 2000 and $215.8 million in 2001. The first equity issue closed in June 2002 and raised gross proceeds of $123.2 million through the issue of 8.0 million trust units at $15.40 per trust unit. This bought-deal offering was well received by the market and included a full 15 percent over-allotment or “green shoe” provision. The issue combined with non-core asset sales significantly improved Pengrowth’s overall financial strength, reducing the debt/total capitalization ratio significantly from 28 percent at the end of the first quarter to 20 percent at the end of the second quarter.

SIGNIFICANT ACQUISITIONS

The Trust’s strengthened financial position during 2002 allowed Pengrowth Corporation to successfully negotiate and close the acquisition of producing crude oil and natural gas properties in northeastern British Columbia from Calpine Canada Natural Gas Partnership for total net consideration of $352 million, after closing adjustments. This purchase, which closed on October 1, 2002 added 34 million barrels of oil equivalent of Established reserves to Pengrowth’s asset base, and approximately 12,000 barrels of oil equivalent to our year-end daily production volumes.

In conjunction with the Calpine acquisition, Pengrowth successfully conducted a second equity offering which closed in November 2002, issuing 20.1 million new trust units at Cdn$14.00 or

PENGROWTH ENERGY TRUST

U.S.$8.93 per trust unit for gross proceeds of $281.2 million. This was the first cross-border financing for a Canadian royalty trust and was very well received by Canadian and U.S. investors. The 15 percent over-allotment option was exercised by the underwriters, and approximately 43 percent of the issue was purchased by U.S. investors. The U.S. issue was facilitated in part by Pengrowth’s listing on the New York Stock Exchange, which occurred on April 10th, 2002.

ENERGY SECTOR LEADER IN NEW EQUITY

During 2002, Pengrowth raised total gross proceeds of $404 million of new equity, issuing 28.1 million trust units at a weighted average price of $14.38 per trust unit. This represented the third straight year that Pengrowth has raised the largest amount of new equity in the Canadian oil and gas trust sector. Our future growth depends on our ability to access new equity and debt capital.

At year-end, Pengrowth’s financial position was solid, with debt amounting to 23 percent of total capitalization at book, and 16 percent assuming market value of the Trust’s outstanding trust units.

In addition to the two public offerings, Pengrowth also disposed of five non-core properties, for proceeds of $43.1 million, effectively rationalizing our holdings while also reducing debt and improving the balance sheet.

TRUST UNIT PERFORMANCE

While the Trust’s balance sheet at year-end was arguably stronger than at any point in the past five years, our unitholders faced some dilution. For example, total annual production increased from 14.7 million barrels of oil equivalent in 2001 to 16.0 million barrels of oil equivalent in 2002. However, there was a decline in both production and reserves per trust unit. Production per trust unit declined from 0.20 barrels of oil equivalent in 2001 to 0.18 barrels of oil equivalent in 2002 based on weighted average units outstanding. Similarly, total Established reserves increased from 210.5 million barrels of oil equivalent to 214.8 million barrels of oil equivalent on a year-over-year basis, but reserves per trust unit fell from 2.56 barrels of oil equivalent at the beginning of 2002 to 1.94 barrels of oil equivalent at year-end.

2002 ANNUAL REPORT

The decline in reserves per trust unit reflected the two equity offerings during 2002 plus the year-end downward adjustment of reserves of the Sable Offshore Energy Project (SOEP) and a shorter reserve life associated with the Calpine assets, which reduced the Trust’s reserve life index to 11.6 years at year-end 2002. Our reserve life index remains above the average of the Canadian royalty trust sector.

SABLE OFFSHORE ENERGY PROJECT

Pengrowth acquired a 99.99 percent royalty interest in the natural gas reserves and production associated with the 8.4 percent working interest held by Emera Inc. in June 2001 for a net purchase price of $256 million. Our co-venturers in the project include ExxonMobil Canada, the operator, with 50.8 percent, Shell Canada with 31.3 percent, Imperial Oil with 9.0 percent and Mosbacher with 0.5 percent.

We regard SOEP as a long-term call on the natural gas markets, due to its long Established reserve life which at year-end 2002 was 12.1 years. However, we have experienced some short-term challenges in terms of operating costs, fluctuating production and natural gas prices.

Pengrowth is paying processing fees to the co-venturers and Emera that are higher than our original forecasts. The acquisition has been less accretive than anticipated due to lower natural gas prices in the second half of 2001. Natural gas prices declined from approximately $6.00 per mcf at the time of acquisition to lows in the range of $2.00 per mcf later in the year, contributing to lower cash flows from SOEP. During 2002, natural gas and oil prices recovered and SOEP generated a respectable level of cash flow to Pengrowth.

We have faced further operating challenges with this project. During the first quarter of 2003, increased water production was encountered in the Venture field. Successful recompletions of several wells were required to replace lost production. A well intended to evaluate upside potential from a new fault block in the Glenelg area – a field scheduled to be placed on production in the 2004-2005 timeframe – was abandoned.

On the positive side, a successful well was drilled at the South Venture field, but has not yet been tested. SOEP production has again achieved a rate in excess of 500 million cubic feet per day and natural gas prices are higher than US$5.00 per mmbtu, providing a high expected level of cash flow from the SOEP project in the near future.

B.C. PROPERTIES ACQUISITION

Pengrowth’s new British Columbia assets were previously owned by a Canadian affiliate of Calpine Inc. and are located north of the Fort St. John area in the northern part of the province.

While the Calpine assets have a shorter reserve life index (RLI) than the average of Pengrowth’s properties, they are characterized by good quality reservoirs that produce medium and light gravity crude oil and liquids-rich sweet natural gas. In addition, the properties feature relatively low operating costs which provide higher netbacks. At the time of acquisition, the Calpine properties were generating cash flow before capital expenditures of approximately $100 million on an annualized basis. To the end of February 2003, the fields have generated approximately $48 million of cash flow net to Pengrowth since the closing on October 1, 2002.

Production from our British Columbia properties has been lower than originally forecast by independent reserve engineers, Gilbert Laustsen Jung Associates Ltd. (GLJ), in their report dated July 2002. It is possible that the vendor reduced

PENGROWTH ENERGY TRUST

On April 10, 2002 Pengrowth Energy Trust was listed on the New York Stock Exchange (NYSE).

capital expenditures and development on these properties prior to their sale, resulting in lower production at year-end 2002. During the second half of 2002, the British Columbia assets produced 12, 900 barrels of oil equivalent per day, compared to an anticipated production rate of 15,785 barrels of oil equivalent per day during the second half of 2002.

We are not overly concerned with the higher production declines. The lower production rate has been more than offset by significantly higher crude oil and natural gas prices in the short-term and an increased hedging program to lock in crude oil and natural gas at prices higher than those used in the GLJ appraisal at the time of acquisition. We also anticipate that a significant capital expenditure and development program on these properties in 2003 will help stabilize the production decline. All issues considered, the British Columbia properties have been a positive addition to Pengrowth’s portfolio.

FUNDING CAPITAL EXPENDITURES

Pengrowth faces higher capital expenditures in the near-term to develop the British Columbia properties and over the next three years to develop the Alma, Glenelg, and South Venture fields of the Sable Offshore Energy Project.

Our decision in 2002 to withhold approximately 10 percent of distributable income plays an important role in funding capital expenditures. This holdback at current oil and natural gas prices and production levels is significant and may be applied to debt reduction, to reduce volatility in monthly distributions, or to fund capital expenditures. The holdback took effect starting with the distributions paid on December 15, 2002.

Pengrowth enhanced its distribution reinvestment program effective January 2003. Proceeds from the enhanced program will also contribute to funding capital expenditures.

NEW YORK STOCK EXCHANGE LISTING

On April 10, 2002 Pengrowth Energy Trust was listed on the New York Stock Exchange (NYSE) under the ticker symbol PGH. The rationale for the New York listing was to achieve broader exposure in the United States and world capital markets.

Since April, we have witnessed increased trading activity in our trust units, both in the United States and in Canada, which has improved the market liquidity for investors. The NYSE listing also enhanced the response to our November cross-border MJDS financing when approximately 43 percent of the issue was purchased by residents in the United States.

2002 ANNUAL REPORT

The NYSE listing forms part of our longer-term strategy to attract additional investment in the Trust by seeking new investors from North America and worldwide. It is essential that we continue to enhance our access to capital markets and to maintain a relatively low cost of capital as Pengrowth continues to grow.

OUTLOOK

Conventional oil and gas reserves deplete over time. In order for Pengrowth to continue to grow, we must make acquisitions that more than replace the reserves we produce each year. Over the past five years, Pengrowth has acquired reserves that average more than twice annual production, resulting in net increases in reserves. However, as discussed earlier, successive equity issues over the past two years have resulted in some dilution of reserves on a per trust unit basis.

While it is becoming increasingly difficult to enhance value on behalf of Pengrowth Energy Trust unitholders, we intend to work hard to add value through a combination of acquisitions, internal development of our properties and by farming-out the higher risk exploration potential on our lands.

ENERGY SECTOR DEVELOPMENT

It is interesting to note that despite the record level of cash flow generated by the oil and gas sector worldwide, exploration and development activity has been unable to replace depleting reserves and provide the required new supplies for economic growth. This would suggest that oil and gas prices may remain well above historical averages for the foreseeable future, to provide sufficient incentive for the industry to explore for and develop new reserves.

PENGROWTH ENERGY TRUST

Although international exploration and development has led to the discovery of major fields over the last two to three decades, they are all reaching maturity. Significant discoveries are becoming much harder to find and the last two years have been disappointing as the accompanying graph indicates. This scenario applies equally to the shrinking inventory of discovered but undeveloped reserves.

There is considerable pressure on management within the energy sector to find new oil and natural gas reserves. For Pengrowth, the answer may lie in accessing assets that have a shorter reserve life but offer higher development upside. Pengrowth will develop these assets cost effectively in order to maximize netbacks. We are already seeing several of the largest international companies change focus to bottom line profitability rather than production growth.

To offset the challenge of acquiring new oil and natural gas reserves, Pengrowth will also seek investment opportunities in areas related to our business. This may include processing facilities, pipelines and gas plants that can provide steady income, moderate the volatility of our returns, and provide growing distributions per trust unit for Pengrowth unitholders.

MANAGEMENT AGREEMENT

The existing management agreement must be considered by the unitholders every three years. The next review will occur at the upcoming annual general meeting.

Most royalty trusts have now internalized their management contracts. What this generally means is that the manager has sold the management contract back to the fund for a combination of cash and trust units.

A special committee of the Board of Directors of Pengrowth Corporation has been formed to examine alternatives which address the interests of unitholders and recognize entitlements under the existing management agreement.

2002 ANNUAL REPORT

The energy trust business requires appropriate incentives and entrepreneurial spirit to more than replace reserves and continue to grow and add value for unitholders. Pengrowth is an entrepreneurial organization fostered in part by our structure and flexibility to attract people who perform at a high level in the environment. Pengrowth has initiated a number of firsts in the energy trust business, including:

1991 – First to conclude a rights offering ($3.8 million);

1992 – First to offer monthly distributions;

1992 – First to offer trust unit options to team members and Board of Directors;

1993 – First to offer a Distribution Reinvestment Plan;

1994 – First bought deal – $44 million – in the trust sector;

1994 – First to offer optional distributions in U.S. funds;

1996 – First to provide Direct Deposit service for unitholders’ distributions;

1997 – First to offer Entitlements for Equity Participation allowing existing unitholders to participate in equity issues on a preferred basis;

2001 – First to invest in the Nova Scotia offshore;

2002 – First Canadian royalty trust to operate in north-eastern British Columbia;

2002 – First royalty trust to offer units through MJDS cross-border financing in both Canadian and United States’ markets.

Pengrowth Management has delivered returns for unitholders of Energy Trust – over long periods of time – that includes 16 percent per year compound return since inception of the trust over 14 years ago. Pengrowth has achieved a significant milestone having distributed over $1 billion in cash to unitholders from inception to March 15, 2003. During 2002, Pengrowth had the lowest combined general and administrative and management fee structure in the royalty trust sector. Pengrowth Management believes that the independent management structure, as it has been applied to Pengrowth, has stood the test of time. The structure has been consistently fair, has provided above-average returns, and remains in the best long-term interest of the unitholders.

PENGROWTH ENERGY TRUST

INCENTIVE-BASED COMPENSATION

A challenge for any enterprise is attracting, incentivizing and retaining key people within the organization. At Pengrowth, we have implemented significant incentives over the years that have provided potential remuneration well in excess of normal base salaries. Programs such as annual performance bonuses; trust unit options; a trust unit purchase plan in which Pengrowth matches team member contributions up to 10  percent of salary; a long-term trust unit incentive plan; and a trust unit margin purchase plan, have all been introduced to provide significant individual and overall group incentives, and to encourage ownership by Pengrowth team members in the business. Some 2.7 million trust units or approximately 2.5 percent of the total outstanding units are presently held within these incentive plans, ensuring that the interests of Pengrowth team members are aligned with those of the unitholders.

ACKNOWLEDGEMENTS

We are particularly fortunate that Michael Grandin joined the Board of Directors of Pengrowth Corporation at last year’s annual general meeting. Michael has held many senior corporate and board positions. He is a former Senior Vice President and Director of Midland Walwyn Capital Inc., a former Chief Financial Officer of the Canadian Pacific Group and a former President of PanCanadian Petroleum, a major Canadian independent oil and gas producer that is now part of EnCana Corporation. His involvement with Pengrowth extends to the inception of the fund when Michael was a senior partner with one of the lead underwriters of Pengrowth’s initial public offering in December 1988 which raised $12.5 million in equity at $10.00 per trust unit.

It is also a pleasure to welcome Robert B. Hodgins to the Pengrowth team as Chief Financial Officer effective August 2002. Bob was the former Chief Financial Officer at TransCanada PipeLines and Vice President and Treasurer of Canadian Pacific Limited in Calgary. Bob brings a wealth of experience to his new position at Pengrowth and has already made significant contributions on behalf of the Trust.

We also welcome Jim MacDonald, General Manager, East Coast Operations, who is managing our interests in SOEP. Jim has considerable prior experience with SOEP and is a member of Pengrowth’s leadership team.

A hearty vote of thanks to all the hardworking and dedicated Pengrowth team members for their invaluable contribution to our endeavours in 2002, and to the Board of Directors of Pengrowth Corporation for their wise counsel and guidance over the years.

Sincerely,

“Signed”

James S. Kinnear
Chairman, President and Chief Executive Officer

March 20, 2003

2002 ANNUAL REPORT

Operations Review

Petroleum and natural gas reservoirs naturally deplete as they are produced. In an effort to offset this natural decline, Pengrowth replenishes its reserve base through the acquisition of new reserves and the development of existing properties using the best available technology. Pengrowth does not explore for oil and natural gas.

Pengrowth’s properties are characterized by high working interests, stable production and long-life reserves. Pengrowth has varying working interests in 70 properties and operates approximately 58 percent of its average daily oil and gas production, which reached a record 43,785 boe per day in 2002. The Trust has approximately 215 million boe of quality Established reserves comprised of 39 percent natural gas, 50 percent crude oil and 11 percent natural gas liquids. At the current rate of production, Pengrowth’s reserves generate a reserve life index (RLI) of 11.6 years, which is one of the longest in the Canadian oil and gas industry.

HIGH RETURN ACQUISITIONS

Since inception in 1988, Pengrowth has purchased over $1.8 billion of oil and natural gas interests in Canada through 50 separate transactions. During 2002 alone, Pengrowth completed $392 million of oil and natural gas acquisitions, replacing its annual production by over two times.

The Trust acquired 37.7 million boe of new Established reserves in 2002 at an average cost of $10.33 per boe resulting in overall finding and development costs of $11.53 per boe.

Pengrowth will continue to pursue an active acquisition program to acquire properties which demonstrate stable long-life production and potential for additional development, or farm-out to industry partners.

EFFECTIVE DEVELOPMENT AND OPTIMIZATION

Approximately 80 percent of our total gross production in 2002 was derived from 14 core areas located in British Columbia, Alberta, Saskatchewan and offshore the Province of Nova Scotia. During 2002, Pengrowth spent $55.6 million on development and optimization activities. Development drilling accounted for $48.2 million of total expenditures, while $7.4 million was spent on facilities.

Pengrowth has an active development program planned for 2003 with more than $87 million committed to development opportunities on existing properties. The Trust’s operations personnel are continually seeking further initiatives to enhance production, reduce costs and maximize returns from existing properties.

PENGROWTH ENERGY TRUST

Pengrowth’s ongoing business strategy is to build a diversified portfolio that consists primarily of oil and gas properties with:

•	Established production profiles;

•	low operating costs;

•	a favourable production history;

•	long-life reserves;

•	upside potential through infill drilling and other development activities; and

•	the ability to increase distributions on a per-trust-unit basis.

The majority of Pengrowth’s reserves are in the Sable Offshore Energy Project (SOEP) and in miscible floods such as Judy Creek, Goose River, Swan Hills and Weyburn. Approximately 72 percent of Pengrowth’s total proved reserves are classified by Gilbert Laustsen Jung Associates Ltd. (GLJ) as proved producing, while the remaining 28 percent are classified as proved non-producing reserves. SOEP accounts for 35 percent of Pengrowth’s proved non-producing reserves, most of which are associated with the Tier II development, scheduled to begin production in late 2003, as discussed later in this report.

In 2002, SOEP and the miscible flood projects accounted for approximately 80 percent of Pengrowth’s total capital expenditures of $55.6 million. It should be noted that most of the reserves associated with this proved non-producing category had already been included by GLJ in our year-end 2001 corporate reserve update and resulted in reserves being moved from the non-producing to proved producing category in the Judy Creek and Weyburn units.

Based on a December 31, 2002 report by GLJ, Pengrowth’s Established reserves are approximately 215 million boe, consisting of 502 billion cubic feet of natural gas and 131 million barrels of crude oil and natural gas liquids.

PENGROWTH ENERGY TRUST

Pengrowth’s Major Holdings

2002 OPERATIONS SUMMARY

						2002
	Established	Percent	Reserve	Value at	Percent	Oil Equivalent	Percent	2002 Capital
	Reserves	of Total	Life Index	12% Discount	of Total	Production*	of Total	Expenditures
	(mboe)	Reserves	(years)	($ thousands)	Assets	(boe/d)	Production	($ millions)

Judy Creek BHL Unit	45,062	21.0	14	270,099	19.7	10,272	23.5	15.57
Judy Creek West BHL Unit	10,287	4.8	12	47,022	3.4	2,225	5.1	2.15
Weyburn Unit	14,516	6.8	19	46,410	3.4	2,059	4.7	2.22
Swan Hills Unit No.1	13,482	6.3	26	48,478	3.5	1,674	3.9	1.37
Dunvegan Gas Unit	6,746	3.1	17	33,467	2.4	1,008	2.3	0.36
Oak	6,039	2.8	13	43,678	3.2	363	0.8	0.07
Rigel	5,912	2.8	5	72,494	5.3	891	2.0	—
Monogram Gas Unit	5,716	2.7	11	53,184	3.9	1,579	3.6	0.13
Enchant	5,371	2.5	16	26,807	2.0	937	2.1	0.44
McLeod River	5,155	2.4	7	38,713	2.8	1,755	4.0	5.13
Squirrel	5,128	2.4	6	62,478	4.6	651	1.5	0.03
Kaybob Notikewin Unit No.1	3,573	1.7	12	27,526	2.0	922	2.1	0.20
Quirk Creek	3,491	1.6	10	32,624	2.4	711	1.6	0.10
Other British Columbia**	15,302	7.1	8	122,113	8.9	1,304	2.9	0.14
Other***	69,034	32.1	8	444,675	32.5	17,434	39.9	27.72

Total	214,814	100.0	12	1,369,768	100.0	43,785	100.0	55.63

Crude oil properties designated in green.

Natural gas properties designated in black.

* Natural gas has been converted to equivalent barrels of oil at 6:1.

** “Other British Columbia” includes the British Columbia assets recently acquired from Calpine, effective October 1, 2002.

*** “Other” includes Pengrowth’s royalty interest in Emera’s 8.4 percent working interest in the Sable Offshore Energy Project and 28 other properties. In accordance with the confidentiality agreement between Pengrowth, Emera and the other SOEP owners, Pengrowth is unable to present certain information with respect to SOEP except on a consolidated basis.

2002 ANNUAL REPORT

Northeastern British Columbia — Pengrowth’s Newest Core Area

MAJOR PROPERTIES

Rigel

•	4 producing oil pools with 39 oil wells, 19 injection wells, a central battery and a solution gas compressor.

•	2.8 percent of the Trust’s reserves. Current working interest production averages about 3,344 barrels per day of crude oil and natural gas liquids, and 1.1 million cubic feet per day of natural gas.

2002: Two oil wells and four injection wells, enhanced pool delineation and improved waterflood response in Cecil Formation.

2003: Four wells are planned.

Squirrel

•     12 producing wells, four water injection wells, one gas injection well, a central battery and a compressor station.

•     2.4 percent of the Trust’s reserves. Working interest production approximately 2,296 barrels per day of crude oil and natural gas liquids, and 1.7 million cubic feet per day of natural gas.

2002/2003: Re-injection of solution gas to increase the reservoir pressure and production levels. Continue optimizing the existing pumping equipment to improve oil production.

PENGROWTH ENERGY TRUST

Oak

•	29 operated oil and gas wells, six injection wells and seven water source wells surrounding two batteries and three compressors.

•	2.8 percent of the Trust’s Established reserves. Current working interest production is approximately 993 barrels per day of crude oil and natural gas liquids, and 2.7 million cubic feet per day of natural gas.

2003: One new well and several producer-to-injector conversions in waterflood project.

Pengrowth plans to inject water and solution gas into the Cecil Formation to build pressure in the pool.

THE BRITISH COLUMBIA PROPERTIES

In July 2002 Pengrowth acquired 392, 400 net acres of producing and undeveloped crude oil and natural gas properties in the Fort St. John area for a gross purchase price of $387.5 million. Subsequently, Pengrowth sold interests in seven of the new producing properties for $25.4 million, making its net investment $352 million after closing adjustments.

The relatively high production rates and lower unit operating costs of the new properties add balance to Pengrowth’s western Canadian portfolio by increasing short-term cash flow. During the fourth quarter of 2002, production from the northeastern British Columbia properties was 12,730 boe per day, consisting of 29.0 million cubic feet per day of natural gas and 7,896 barrels per day of light crude oil and natural gas liquids.

The acquisition added Established reserves of 34.4 million boe, including 16.6 million barrels of crude oil, 1.6 million barrels of natural gas liquids and 97 billion cubic feet of natural gas, based on an evaluation conducted by Gilbert Laustsen Jung Associates Ltd. (GLJ). The average cost of the Established reserves addition was $10.23 per boe. The properties have an Established reserve life index of approximately seven years.

A key factor in Pengrowth’s decision to acquire the British Columbia properties was their crude oil production efficiency, particularly from the Rigel, Squirrel and Oak properties. For 2003, Pengrowth projects that base operating costs of the British Columbia properties will be $4.98 per boe, an amount that further enhances the attractiveness of this investment.

The purchase included 247,700 net undeveloped acres with farm-out potential. On October 4, 2002 Pengrowth farmed out 30,500 acres to Progress Energy Ltd. , which has committed to $10 million in exploration expenditures by April, 2004. The farm-out provides Pengrowth with upside exposure to high-impact prospects without the associated exploration risk.

Gas Plant
Gas Plant
Production Complex
Water Plant
'B' Pool
'A' Pool
HWY 32
1 Mile
Judy Creek Operations Area

      Judy Creek Process Overview

23

BACKGROUND

The Judy Creek field was discovered in 1959. Until 1962, operators relied on the natural pressure of the reservoir to push oil to the surface.

In 1962, a secondary recovery process called waterflooding was initiated to increase the amount of oil recovered.

Waterflooding involves pumping water into the oil-bearing formation through dedicated injection wells. By replacing the volume of the produced oil, the injected water maintains the reservoir pressure and displaces additional oil to the production wells.

Miscible flooding is a tertiary, or “enhanced oil recovery” (EOR) process that increases recoverable oil by injecting a hydrocarbon mixture known as solvent into the reservoir. A combination of water and hydrocarbon solvent is a more effective method of recovering oil from suitable reservoirs than waterflooding alone.

MANAGING DEVELOPMENT OF THE ASSET

Pengrowth acquired the Judy Creek property in October 1997. This property represents 26.2 percent of our total Established reserves. Since 1997, Pengrowth has pursued new development in four key areas:

Horizontal Injectors in Mature Areas Portions of the Judy Creek field have undergone miscible flooding using conventional vertical injection wells. In areas that contain the highest quality reservoir, the hydrocarbon solvent will not effectively sweep the reservoir from vertical wells.

Pengrowth uses horizontal drilling technology to selectively target this type of reservoir and improve the effectiveness of the injected solvent. To date, Pengrowth has drilled 10 horizontal injection wells and has successfully increased the amount of oil recovered.

New Pattern Development

Through a combination of drilling new wells, reactivating inactive wells and converting old producers to injectors, Pengrowth has expanded both the waterflood and miscible flood into areas of ‘A’ Pool not previously developed. To date, Pengrowth has drilled 17 new oil producing wells and five vertical water/solvent injection wells.

Edge Wells and 3D Seismic Program

In 1999 Pengrowth shot a 3D seismic survey over the northeast portion of ‘A’ Pool to identify potential oil well drilling locations along the edge of the Pool. To date, Pengrowth has drilled three edge wells, resulting in one oil producer. Pengrowth is currently evaluating two additional edge well locations.

Other Productive Reservoirs in the Area In addition to the Swan Hills Formation, the primary oil reservoir in the Judy Creek area, there are other productive reservoirs on Pengrowth’s Judy Creek land base. Pengrowth has been successful in developing natural gas reserves in the Judy Creek area through joint ventures and 100 percent Pengrowth developments.

Pengrowth has and will continue to pursue this multi-pronged approach to the ongoing development of the reservoir, thereby reducing development risks and increasing the ultimate value of the field.

2002 PROGRESS

In 2002 Pengrowth drilled four production wells and three vertical injection wells at Judy Creek,

PENGROWTH ENERGY TRUST

and continued taking steps to reduce operating costs. In a key 2002 activity, operations staff reviewed the Judy Creek infrastructure, focusing on the integrity of the produced water pipeline system. A combination of diagnostic technologies was utilized to identify potential corrosion problem areas in old pipelines. Many of the new pipelines are constructed of fiberglass, eliminating corrosion failures.

Judy Creek Performance 1998 to 2002

Judy Creek has provided a netback of $15.78 per boe over the past five years, based on a yearly average sales price of $31.77 per boe, less amortized injection costs, operating costs, and royalties.

Field staff have also optimized the scheduling and sourcing of the hydrocarbon components used to blend solvent for the Judy Creek miscible flood, thereby reducing solvent purchase costs.

2003 OUTLOOK

Miscible flooding and other Pengrowth initiated development projects currently account for nearly one-half of Judy Creek’s oil production. Opportunities for further development exist in several areas.

On the east side of  ‘A’ Pool, Pengrowth plans to drill three new horizontal miscible injectors in 2003. In the northwest quadrant of ‘A’ Pool, Pengrowth will add two new water injection wells to support the oil producers that have been drilled to date. Two oil producers will be drilled in the Southwest quadrant of ‘A’ Pool as a first step in developing new waterflood and miscible flood patterns in this area. Based on the results of this drilling, the program may be expanded to four or more producers in 2003.

In 2003, work will continue on longer-term opportunities for Judy Creek. These include:

•	An ongoing evaluation of the potential for CO2 injection to replace hydrocarbon solvent and sequester greenhouse gases; and

•	Evaluation of coalbed methane development potential in the Judy Creek area.

2002 ANNUAL REPORT

Judy Creek, Alberta

THE JEWEL IN THE CROWN

Judy Creek is Pengrowth’s flagship property. Located 160 kilometres northwest of Edmonton, Alberta, it covers an area of about 155 square kilometres and contributes approximately 29 percent of Pengrowth’s 2002 total production on a boe basis. In 2002, sales volumes from Judy Creek averaged 11,915 barrels per day of crude oil and natural gas liquids and 5.4 million cubic feet per day of natural gas.

The property consists of the Judy Creek Beaverhill Lake Unit (the Judy Creek ‘A’ Pool), in which Pengrowth has a 100 percent working interest, and the Judy Creek West Beaverhill Lake Unit (the Judy Creek ‘B’Pool) in which it has a 94.6 percent working interest. ‘A’ Pool is roughly four times the size of ‘B’ Pool. Estimated combined remaining reserves are 56.4 million boe, consisting of 44.7 million barrels of crude oil, 27 billion cubic feet of natural gas and 7.2 million barrels of natural gas liquids.

Since acquiring the Judy Creek property in October 1997 Pengrowth has pursued enhanced oil recovery, drilling and well optimization programs that have stabilized oil production at about 10,000 barrels per day, offsetting previous decline rates of up to 20 percent per year.

2002 ANNUAL REPORT

Sable Offshore Energy Project (SOEP)

WORLD-CLASS OFFSHORE
NATURAL GAS ASSET

SOEP located 340 kilometres east of Halifax, Nova Scotia, accounts for approximately 15 percent of Pengrowth’s estimated 2003 production, using GLJ’s Established reserves case.

Pengrowth’s investment in SOEP was the Trust’s first venture outside the Western Canadian Sedimentary Basin. Pengrowth’s view is that the project, which is expected to ultimately produce natural gas from six fields, has very good leverage to rising natural gas prices and strong potential to provide significant returns for unitholders.

BACKGROUND

The SOEP natural gas reserves were discovered in the early 1970s, with first commercial production in December 1999. The project currently produces natural gas and liquids from three offshore fields: Venture, North Triumph and Thebaud.

Pengrowth acquired a 99.9 percent royalty interest in the reserves and production related to Emera Offshore Inc.’s 8.4 percent working interest in SOEP on June 15,2001. As part of the acquisition agreement, Pengrowth assumed responsibility for its royalty share of associated capital and operating costs.

Pengrowth’s estimate of total gross SOEP remaining Established reserves are approximately 2.0 trillion cubic feet of natural gas and 83 million barrels of natural gas liquids, which makes Pengrowth’s royalty interest in Emera’s share approximately 165 billion cubic feet of natural gas and 7.0 million barrels of natural gas liquids.

During the fourth quarter of 2002, SOEP’s raw gas production averaged 519 million cubic feet per day (43.6 million cubic feet per day net to Pengrowth).

PENGROWTH ENERGY TRUST

The project consists of two tiers. Tier I, completed in December 1999, included construction of the main gas processing plant at Goldboro, Nova Scotia, a natural gas liquids fractionation plant at Point Tupper, Nova Scotia, offshore platforms in the Venture, North Triumph and Thebaud fields and an offshore pipeline system.

The primary markets for natural gas from SOEP are the Canadian provinces of Nova Scotia, New Brunswick and the U.S. states of Maine, New Hampshire and Massachusetts. Natural gas is transported to these markets via the Maritimes & Northeast (M&NE) Pipeline.

PROGRESS IN 2002 AND OUTLOOK FOR 2003

Tier I

The project operator drilled, cased and completed one well in the Venture field during 2002. The Venture 6 well was placed on production in October 2002.

Tier II

Tier II consists of the three remaining fields:

Alma, South Venture and Glenelg. Development of Tier II, which began in 2002 and is expected to continue through 2007, is being managed on a phased basis.

Fabrication and construction of the platform for the Alma field began in 2002, with commissioning and start-up scheduled for 2003. The platform will be located in 67 metres of water and connected to the Thebaud central processing platform via a 50-kilometre sub-sea pipeline. The platform currently under construction is similar in design, size and function to Sable’s North Triumph platform that has been operating successfully since 1999. Two wells will be drilled in the Alma field during 2003.

A concept for a four-legged platform in the South Venture field was approved in 2002. This platform, to be located five kilometres from the current Venture field satellite platform, will stand in about 23 metres of water and will contain six drilling slots and minimal processing facilities.

The SOEP operator began drilling one well in the South Venture field in late 2002 and three more are planned after the platform is installed. The South Venture facilities are expected to come on stream in late 2004.

The first development well in the Glenelg field was drilled and abandoned in the first quarter of 2003.

2002 ANNUAL REPORT

Other Operated Properties in Western Canada

McLeod River, Alberta

Pengrowth holds an average 47 percent working interest in the McLeod River property, which produced an average of 8.6 million cubic feet per day of natural gas in 2002. McLeod River has an estimated Established reserve life of 28.0 years and a reserve life index of 7.3 years and represents 2.4 percent of the Trust’s Established reserves.

Pengrowth operates 39 wells in the McLeod River field, with one well awaiting tie-in. The Trust also has an interest in 22 active non-operated wells. The production is mainly natural gas from the Gething, Cardium, Rock Creek and Notikewin formations. There is also some crude oil production from the Gething Formation.

Pengrowth operates a gas plant and two compressor stations on the property.

Pengrowth drilled five gas wells at McLeod River in 2002 and plans to drill six new wells in operated locations during 2003. Three additional wells are planned for non-operated locations, in which Pengrowth’s working interests range from 10 to 50 percent.

In 2002 Pengrowth farmed out eight high-risk sections, which resulted in two wells being drilled.

Deer Mountain Unit No.2

Pengrowth has a 77.9 percent working interest in the Deer Mountain Unit No.2 property, which includes 17 producing oil wells and two water injection wells.

Production averaged 195 barrels of oil per day in 2002.

PENGROWTH ENERGY TRUST

Kaybob Notikewin, Alberta

Pengrowth’s working interest in the Kaybob Notikewin Unit No. 1 is 64.5 percent. The property produces natural gas and natural gas liquids, with 14 producing wells in the Unit. The estimated Established reserve life index of the property is 11.7 years.

In 2002, production averaged about 5.3 million cubic feet per day of natural gas and 38 barrels of natural gas liquids per day.

Plans for 2003 include the installation of a new wellsite screw compressor.

2002 ANNUAL REPORT

Nipisi, Alberta

Pengrowth’s average working interest in the Nipisi field is 95 percent. Pengrowth operates 31 oil wells and 12 water injection wells in this field located 75 kilometres north of Slave Lake, Alberta. Oil is produced from the Gilwood Formation using a waterflood recovery process. Pengrowth also operates the battery, water injection facility and gas plant on the property.

Average production during 2002 was 1,062 barrels of crude oil per day. The property has an Established reserve life index of 9.1 years.

Pengrowth will continue to optimize the oil production and water handling facilities at Nipisi in the coming year and carry out workovers on select wells.

Enchant, Alberta

The Enchant property located in southern Alberta includes four oil pools in which Pengrowth holds an average 88 percent working interest. In 2002, the Enchant property produced an average of 845 barrels per day of oil, 39 barrels per day of natural gas liquids and 0.3 million cubic feet per day of natural gas. Production is predominately from the Nisku Formation.

The Enchant property has an Established reserve life index of 16.3 years.

Plans for 2003 include drilling one well in the Enchant Arcs Unit No. 2, where a water injection program initiated in 2000 is successfully supporting pressure in the Nisku Formation, resulting in increased oil production.

PENGROWTH ENERGY TRUST

Major Non-operated Properties
in Western Canada

Weyburn, Saskatchewan

Pengrowth holds a 9.75 percent working interest in this crude oil property operated by EnCana Corporation. It is located about 120 kilometres southeast of Regina, Saskatchewan. This interest represents 6.8 percent of the Trust’s Established reserves.

A carbon dioxide (CO2) miscible flood project began at Weyburn in the fall of 2000 with the objective of recovering an additional 120 million barrels of oil by 2020. A CO2 miscible flood is an enhanced recovery technique that involves injecting CO2 into the reservoir. The Weyburn project will be one of the largest of its kind in the world.

By 2008, CO2 miscible flooding is expected to increase overall crude oil production in the Weyburn Unit from its current level of 20,000 barrels per day to 30,000 barrels per day.

By year-end 2002, 39 producing wells had responded to the CO2 flood and the incremental oil attributable to CO2 injection is approximately 488 barrels per day net to Pengrowth.

Phase 1C of the 2003 program includes eight additional CO2 injection patterns.

Pengrowth’s working interest production from the property is approximately 2,000 boe per day. The Trust’s remaining Established reserves in the Weyburn property are estimated at 14.5 million barrels of oil and natural gas liquids.

2002 ANNUAL REPORT

Monogram, Alberta

Pengrowth’s working interest in the Monogram Gas Unit is 53.82 percent. Operated by EnCana Corporation, the Unit produces sweet, dry natural gas. Pengrowth’s share of current production is approximately 9 million cubic feet per day and Pengrowth’s share of Established reserves is estimated to be 34.3 billion cubic feet.

Following a successful 40-well infill drilling program completed in 2001, the operator is evaluating another infill program for 2003.

Quirk Creek, Alberta

On March 1, 2002 Pengrowth significantly expanded its ownership in the Quirk Creek area of southern Alberta by acquiring an additional 55.9 percent working interest in three producing gas wells, a 26.4 percent working interest in 10 other producing gas wells and a 25.9 percent working interest in the Quirk Creek natural gas plant for $34 million after adjustments. This compares to Pengrowth’s previous 5.5 percent interest in 13 producing gas wells in the area and a 4.6 percent interest in the gas plant. Rated at 80 million cubic feet per day of raw inlet gas, the Quirk Creek gas plant currently operates at about 90 percent of capacity.

Pengrowth’s total working interest share of production for 2003 is estimated to be approximately 4.5 million cubic feet per day of natural gas and 220 barrels per day of natural gas liquids. Remaining Established reserves are estimated at 3.5 million boe, consisting of 16 billion cubic feet of natural gas and 0.8 million barrels of natural gas liquids. Pengrowth also expects that its share of processing revenue from the gas plant is similar to the operating revenue from the acquired interest.

Pengrowth believes significant upside potential exists for future gas development and processing revenue in the area.

PENGROWTH ENERGY TRUST

Operations Statistical Review

UNDEVELOPED LAND

During 2002, Pengrowth’s undeveloped land position increased to approximately 324,000 net acres from approximately 76,000 net acres in 2001. The increase of approximately 248,000 net acres is due to our acquisition of assets held by Calpine Canada Natural Gas Partnership in northern British Columbia. This undeveloped land base provides us with significant farm-out potential. As a first step in developing this farm-out potential, we have entered into a farm-out agreement with Progress Energy Ltd. in respect of 30,500 net undeveloped acres in the Fort St. John, B.C. area. Progress has committed to spending a minimum of $10 million on exploration on this acreage over 18 months to drill approximately 15 wells. We are aggressively pursuing other farm-out opportunities on our undeveloped lands.

			Average
	Acres	Acres	Working
	Gross	Net	Interest

Alberta	95,024	40,813	42.9%
British Columbia	550,907	283,353	51.4%

OIL AND GAS RESERVES

RESERVES RECONCILIATION BY BARREL OF OIL EQUIVALENT
(mboe)

			Proved &
	Proved Producing	Proved	Probable	Established

December 31, 2001	127,911	177,705	243,339	210,522
Exploration and development	570	803	865	834
Revisions	2,298	(4,615)	(12,503)	(8,559)
Acquisitions	24,147	32,086	43,394	37,740
Dispositions	(8,076)	(8,616)	(10,866)	(9,741)
Production	(15,982)	(15,982)	(15,982)	(15,982)

December 31, 2002	130,868	181,381	248,247	214,814

Life Index (years)	7.4	10.0	13.2	11.6

The positive reserve revisions in the proved producing category are mainly attributable to the Weyburn and Judy Creek properties. Reserves were moved from the total proved to proved producing category. The negative reserve revisions are mainly attributable to SOEP and in particular the recent performance of the Venture field.

2002 ANNUAL REPORT

RESERVE PRICING FORECAST

Price Assumptions*

		Crude Oil		Natural Gas	Alberta Natural Gas Liquids

	US$/Cdn$	WTI@	Light Sweet	Alberta	Spec	Edmonton	Edmonton	Edmonton
	Exchange	Cushing	@Edmonton	Average	Ethane	Condensate	Propane	Butane
	Rate	(US$/bbl)	(Cdn$/bbl)	(Cdn$/mmbtu)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/bbl)

2003	0.65	25.50	38.50	5.35	18.75	39.50	24.75	27.25
2004	0.66	22.00	32.50	4.75	16.75	33.00	19.75	21.50
2005	0.67	21.00	30.50	4.50	15.75	31.00	19.50	20.50
2006	0.67	21.00	30.50	4.65	16.25	31.00	19.50	20.50
2007	0.68	21.25	30.50	4.65	16.25	31.00	19.50	20.50
2008	0.68	21.75	31.00	4.65	16.25	31.50	19.75	21.00
2009	0.68	22.00	31.50	4.65	16.25	32.00	20.25	21.50
2010	0.68	22.25	32.00	4.70	16.25	32.50	20.50	22.00
2011	0.68	22.50	32.50	4.75	16.50	33.00	20.75	22.50
2012	0.68	23.00	33.00	4.85	17.00	33.50	21.00	23.00
2013	0.68	23.25	33.50	4.90	17.00	34.00	21.50	23.50
2014+	0.68	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr

* Gilbert Laustsen Jung Associates Ltd. price assumptions effective January 1, 2003.

RECYCLE RATIO

(6:1)	2002	2001	2000	1999	1998	1997

Operating netback per boe*	$14.69	$17.17	$20.21	$13.14	$8.30	$10.80
F&D costs per boe**	$11.53	$6.85	$9.28	$5.70	$8.97	$4.71
Recycle ratio***	1.3	2.5	2.2	2.3	0.9	2.3

*	The operating netback is calculated by subtracting royalties, operating costs, and injectant amortization from revenue generated by oil and gas sales.

**	Finding and development (F&D) costs represent the cost of acquiring and developing Established reserves.

***	The recycle ratio is a measure of the efficiency in which new reserves are added. It is defined as the operating netback divided by the F&D cost.

PENGROWTH ENERGY TRUST

SUMMARY OF RESERVES AT DECEMBER 31, 2002 *

					Estimated Future Net Cash Flow
	Gross Interest Reserves				Before Income Tax ($ million)

	Natural	Crude	Gas		Discounted at
	Gas	Oil	Liquids	BOE
	(bcf)	(mbbls)	(mbbls)	(mboe)	10%	12%	15%

Proved
Producing	295.0	67,478	14,219	130,868	$1,101.0	$1,032.0	$946.8
Non-producing	129.0	22,639	6,373	50,513	$221.9	$189.6	$150.8

Total proved	424.0	90,117	20,592	181,381	$1,322.9	$1,221.6	$1,097.6
Probable (50%)	78.3	16,621	3,762	33,433	$172.2	$148.2	$121.0

Total Established	502.3	106,738	24,354	214,814	$1,495.1	$1,369.8	$1,218.6

	Net Interest Reserves **

	Natural	Crude	Gas
	Gas	Oil	Liquids	BOE
	(bcf)	(mbbls)	(mbbls)	(mboe)

Proved
Producing	233.1	56,677	10,085	105,604
Non-producing	107.8	19,452	5,065	42,492

Total proved	340.9	76,129	15,150	148,096
Probable (50%)	58.8	13,846	2,708	26,351

Total Established	399.7	89,975	17,858	174,447

*	Based on Gilbert Laustsen Jung Associates Ltd. (GLJ) reserve report (the “GLJ Report”) effective December 31, 2002.
Natural gas is converted to equivalent barrels of oil based on 6:1. Natural gas liquids are converted based on 1:1.

**	Gross interest reserves net of royalties.

2002 ANNUAL REPORT

Health, Safety, Environment and Community

Pengrowth is committed to protecting the health and safety of its employees and the public, preserving the quality of the environment and supporting the community.

ENVIRONMENTAL

Pengrowth is committed to meeting its responsibilities to protect the environment wherever it operates. Pengrowth engages in activities to ensure compliance with the Alberta Environmental Protection and Enhancement Act, the Environmental Assessment Act (British Columbia) and similar legislation or requirements in other jurisdictions in which it operates.

Pengrowth is an active participant in the Environment, Health and Stewardship Program initiated by the Canadian Association of Petroleum Producers. This program is a commitment to industry and individual company excellence in health, safety and environmental performance and will facilitate communication to all stakeholders.

In 2002, Pengrowth declared its support for the Voluntary Challenge & Registry program. This program tracks Canada’s progress in reducing green-house gas emissions. Pengrowth’s involvement in this program will allow us to register our “baseline“emissions inventory and track our reductions of overall green-house gas emissions. Pengrowth’s 2001 submission received gold level recognition.

Pengrowth’s goal is to reduce emissions by improving the efficiency of our operations. Currently 100 percent of Pengrowth’s operated dehydrators are in compliance with the CAPP voluntary emissions targets. A new program was implemented to ensure that new gas flaring requirements are effectively managed.

During 2002, Pengrowth had an active well abandonment and site restoration program. Pengrowth continued to assess and remediate sites impacted by historic operations, with a primary focus on flare pit removal.

Comprehensive inspection and upgrading programs targeted at improving the integrity of our surface piping, storage tanks and underground pipelines continued in 2002.

HEALTH AND SAFETY

Pengrowth achieved a Certificate of Recognition in the Partnership Program with Alberta Human Resources and the Worker’s Compensation Board in 2000. Each year thereafter we have demonstrated continuous improvement in our Health and Safety Program. This is an excellent accomplishment given the continuous growth of the Trust.

Corporate Emergency Response plans are in place and have government approvals with site exercises being completed on a regular basis.

PENGROWTH ENERGY TRUST

COMMUNITY

Pengrowth believes in enhancing the community where employees live and work. Pengrowth Management supports causes and institutions both financially and through volunteer efforts. We are very proud of these associations and partnerships with many not-for-profit organizations.

For the past 11 years, Pengrowth Management has been the host sponsor of the Rockyview General Hospital Invitational Golf Tournament. Since inception, the tournament has raised $2.3 million to support excellence in programs and services at the Rockyview General Hospital in Calgary. Some of the areas supported include the Gastro-Intestinal Department, Cardiovascular Services, the Emergency Department and the Neo-Natal Intensive Care Unit.

The 12th annual Rockyview Tournament is set for Monday, June 23 2003 at the Glencoe Golf and Country Club in Calgary. This year, net proceeds from the golf tournament will be utilized at the Rockyview to establish the first Smart Operating Room in the Province of Alberta. The Smart Operating Room incorporates laparoscopic technology and utilizes voice control systems to enable a surgeon to control any piece of equipment through voice command. Laparoscopic surgical techniques minimize patient discomfort, speed up recovery, free up hospital beds and reduce hospital waiting times.

2002 ANNUAL REPORT

Management’s Discussion and Analysis

The following discussion and analysis of financial results should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 and is based on information available to March 3, 2003.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward- looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed in this Management’s Discussion and Analysis, may cause actual events or results to vary materially from these estimates. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth has adopted the international standard of six thousand cubic feet (mcf) to one barrel of oil equivalent (boe). All amounts are stated in Canadian dollars unless otherwise specified.

2002 OVERVIEW

•	Distributable income of $194.5 million was paid to unitholders compared to $215.8 million in 2001. The decrease is attributable mainly to lower natural gas prices and higher operating expenses in 2002.

•	Distributable income per unit was $2.07 compared to $3.01 per unit in the prior year. An additional $0.05 per unit earned in 2002 was withheld to fund capital expenditures.

•	Net income decreased to $49.1 million ($0.55 per unit) compared to $85.2 million ($1.20 per unit) in 2001, due mainly to lower natural gas prices, higher operating costs and higher depletion.

•	Average production increased by 9 percent over the prior year to 43,785 boe per day.

•	Pengrowth obtained a listing on the New York Stock Exchange in April, and in November completed a cross-border public equity offering of 20.1 million units at $14.00 per unit. In total, two public trust unit offerings completed during 2002 raised $380 million in net equity proceeds. For the second consecutive year, this was the largest amount of new equity raised by any Canadian oil and gas royalty trust.

•	Pengrowth diversified its property portfolio through the acquisition of substantially all of Calpine Canada’s British Columbia properties. In total, Pengrowth acquired 37.7 million boe of Established reserves in 2002 at a price of $10.33 per boe, and sold non-core properties with reserves of 9.7 million boe.

•	Year-end Established reserves increased by 2 percent to 214.8 million boe.

•	Pengrowth finished the year with a strong balance sheet: long-term debt was reduced to $317 million, while committed loan facilities were expanded to $575 million at year-end. The debt-to-debt-plus-equity ratio was reduced to 23 percent from 30 percent in the prior year.

PENGROWTH ENERGY TRUST

RESULTS OF OPERATIONS

Production

Average daily production increased by 9 percent to 43,785 boe per day in 2002 compared to 40,320 boe per day in 2001. This increase is attributable mainly to the acquisition of Calpine Canada’s British Columbia properties on October 1, 2002 and a full year’s production from the Sable Offshore Energy Project (“SOEP”) interest which was acquired in June 2001.

DAILY PRODUCTION VOLUMES

	2002	2001	% Change

Crude oil (bbls/d)	19,914	19,726	+ 1%
Natural gas (mcf/d)	111,713	91,764	+ 22%
Natural gas liquids (bbls/d)	5,252	5,258	—

Total daily sales volumes (boe/d)	43,785	40,320	+ 9%

The exit production rate for December was approximately 52,000 boe per day, comprised of 48 percent crude oil, 41 percent natural gas and 11 percent natural gas liquids.

Pricing and Commodity Price Hedging

PENGROWTH’S AVERAGE REALIZED PRICES

(Adjusted for Hedging)	2002	2001	% Change

Crude oil ($/bbl)	$38.06	$37.26	+ 2%
Natural gas ($/mcf)	$3.85	$4.48	- 14%
Natural gas liquids ($/bbl)	$28.11	$30.68	- 8%

Total oil and gas sales ($/boe)	$30.18	$31.93	- 5%

BENCHMARK PRICING

	2002	2001	% Change

WTI crude oil (US$/bbl)	$26.08	$25.90	+ 1%
AECO (monthly) natural gas ($/mcf)	$4.07	$6.30	- 35%
NYMEX (HH close) natural gas (US$/mmbtu)	$3.22	$4.27	- 25%
Currency (Cdn$/US$)	1.5703	1.5489	+ 1%

Pengrowth’s average realized crude oil price increased by 2 percent in 2002 to $38.06 per barrel from $37.26 in 2001. This price difference reflects a similar increase in the WTI benchmark crude price, adjusted for the Cdn$/US$ exchange rate. The impact of increased hedging losses in 2002 was largely offset by lower differentials on heavier streams of crude oil in 2002.

In 2002 Pengrowth had 4,430 barrels per day, or 22 percent, of crude oil production hedged at an average price of Cdn$38.66 per barrel. Pengrowth’s hedging program resulted in a total hedging loss on crude oil for the year of $6.1 million or $0.83 per barrel, compared to a loss of $0.6 million or $0.09 per barrel in 2001. Hedging losses are recorded as a component of oil and gas sales.

2002 ANNUAL REPORT

Pengrowth’s average realized natural gas price declined by 14 percent from $4.48 per mcf in 2001 to $3.85 per mcf in 2002. In comparison, the average AECO and NYMEX benchmark gas prices fell by 35 percent and 25 percent respectively. The lower decline in Pengrowth’s average price compared to these indices is due to the impact of Pengrowth’s hedging program for 2002.

During 2002 Pengrowth sold 2.7 billion cubic feet of natural gas at an average price of $2.97 per mcf under fixed-price contracts. These contracts were entered into in 1999 and expired in the fourth quarter of 2002. As the average spot price exceeded this hedged position, an opportunity cost of $1.9 million or $0.05 per mcf (relative to the monthly AECO index) is included in Pengrowth’s gas sales for 2002. In addition, Pengrowth had 2.6 billion cubic feet hedged with financial swap contracts at an average price of US$3.90 (before transportation), resulting in a hedging gain of $0.1 million. In total, Pengrowth realized a net hedging loss on natural gas of $1.8 million ($0.04 per mcf) compared to a loss of $16.1 million ($0.48 per mcf) in 2001.

Pengrowth’s average price for natural gas liquids (NGLs) fell by 8 percent to $28.11 per barrel in 2002, reflecting the impact of lower natural gas prices on natural gas liquids.

Oil and Natural Gas Sales

OIL AND NATURAL GAS SALES

($ millions)	2002	2001	% Change

Crude oil	$276.6	$268.3	+ 3%
Natural gas	156.9	150.2	+ 4%
Natural gas liquids	53.9	58.9	- 8%
Less: gross overriding royalties	(8.2)	(9.9)	- 17%
Gas marketing and brokering income	3.1	2.4	+29%

Total oil and natural gas sales	$482.3	$469.9	+ 3%

Pengrowth’s oil and natural gas sales increased 3 percent to $482.3 million in 2002. This increase in revenue is attributable to acquisitions over the last year, offset by lower average commodity prices. The following table illustrates the effect of changes in prices and volumes on oil and natural gas sales.

OIL AND NATURAL GAS SALES – PRICE AND VOLUME ANALYSIS

($ millions)	Oil	Natural Gas	NGL	GORR	Other	Total

Year ended December 31, 2001	$268.3	$150.2	$58.9	$(9.9)	$2.4	$469.9
Effect of change in sales volumes	2.5	32.7	—	—	—	35.2
Effect of increase (decrease) in product price	5.8	(26.0)	(5.0)	—	—	(25.2)
Other	—	—	—	1.7	0.7	2.4

Year ended December 31, 2002	$276.6	$156.9	$53.9	$(8.2)	$3.1	$482.3

Royalties

Crown royalties, freehold royalties and mineral taxes increased to $80.6 million or 17 percent of oil and natural gas sales from $72.0 million or 15 percent of oil and natural gas sales in 2001. The increase in the

PENGROWTH ENERGY TRUST

royalty rate as a percentage of oil and natural gas sales is due to lower injection credits received in 2002 with the reduction of miscible flood injection costs, and a slightly higher effective royalty rate for the newly acquired British Columbia properties, offset in part by the impact of a lower natural gas Crown royalty reference price in Alberta and a full year’s contribution from the SOEP interest, which had an effective royalty rate of approximately 1 percent in 2002 (this is expected to increase to approximately 2 percent in 2003).

Operating Expenses

Operating expenses increased to $129.8 million in 2002 from $104.9 million in 2001, mainly as a result of additional properties acquired in the past year and the SOEP interest acquired in June 2001. Operating costs per unit of production increased by 14 percent to $8.12 per boe from $7.13 per boe in 2001. The increase in operating costs per boe is attributable to a number of factors, including higher average operating costs at the SOEP interest, offset in part by lower per boe costs for the newly acquired British Columbia properties.

Pengrowth’s operating expenses are expected to increase in 2003 with the full year’s impact of the British Columbia properties acquired in the fourth quarter of 2002, and an expected increase in the Emera Inc. (“Emera”) processing fee due to Emera’s additional capital expenditure requirements for Tier II development, which will increase the processing fee base. Other capital expenditures paid by Emera will also be included in the rate base.

At this time, a moderate increase in Pengrowth’s average operating expenses per boe is anticipated for 2003. If current commodity price levels are sustained, further increases could result from higher electricity rates and general cost increases in the industry.

Amortization of Injectants for Miscible Floods

The cost of injectants (primarily ethane and methane) purchased for injection in miscible flood programs is amortized over the period of expected future economic benefit, which is currently 30 months. In 2002, the total cost of purchased injectants was $15.1 million (2001 – $56.4 million), with $44.3 million amortized and deducted from distributable income (2001 – $47.4 million). As at December 31, 2002, Pengrowth had deferred injectant costs of $33.8 million which will be amortized and charged against distributable income of future periods.

The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these injectants is included in operating costs. Total injectant costs are expected to increase in 2003, due mainly to higher forecast prices for ethane and methane; however, the amount of injectants amortized against distributable income is expected to decline as the deferred portion of prior years’ costs has declined.

Interest

Interest expense declined to $15.4 million in 2002 from $18.8 million in 2001 mainly as a result of lower interest rates in 2002. Pengrowth’s average interest rate for 2002 was 4.6 percent compared to 5.2 percent in 2001.

2002 ANNUAL REPORT

Pengrowth has locked in the interest rate on $125 million of long-term debt by entering into interest rate swaps for three-year terms ending in November 2004 to March 2005, at an average borrowing cost of 4.09 percent, before stamping fees.

Many variables will affect interest expense in 2003, including future acquisitions and capital spending, the relative amount of debt and equity financing, as well as prevailing interest rates on the portion of debt for which the interest rate has not been fixed.

Pengrowth is considering replacing a portion of its existing bank debt with longer-term debt, which will diversify Pengrowth’s sources of debt and provide longer-term certainty on Pengrowth’s interest costs, but may have a higher interest rate compared to prevailing rates on the existing facility.

General and Administrative Expenses

General and administrative expenses increased to $11.0 million ($0.69 per boe) in 2002 from $7.5 million ($0.51 per boe) in 2001. This increase is due to additional costs of managing a larger property portfolio and an expansion of the Trust unitholder base, as well as general cost and salary increases over the period.

As a result of recent staff additions and the move to larger and higher-rent office premises in the fourth quarter of 2002, Pengrowth anticipates general and administrative costs will increase by approximately 20 percent in 2003, based on current staffing levels. Pengrowth includes the general and administrative costs associated with its Calgary-based operations team in operating expense.

EMPLOYEES

Pengrowth Employees (at December 31)	2002	2001

Calgary office	50	38
Calgary operations	33	23
Field	123	108

Total	206	169

Management Fees

Management fees paid to Pengrowth Management Limited (the Manager) were $6.6 million in 2002 compared to $7.1 million in 2001. On a unit-of-production basis, management fees decreased to $0.41 per boe compared to $0.48 per boe in 2001. Management fees are based on a sliding scale percentage of net operating income as follows:

Level of Net Operating Income	Management Fee

First $50 million	3.5%
Next $50 million	3.0%
All amounts over $100 million	2.5%

In addition, the Manager earns a fee on the acquisition of oil and gas properties by Pengrowth based on the following sliding scale:

PENGROWTH ENERGY TRUST

•	1 percent on the “Base Amount”. The Base Amount is defined as a minimum of $100 million, or the purchase price of Established reserves acquired to replace production from the preceding calendar year. If the reserve replacement amount is greater than $100 million in any year, then it becomes the Base Amount for the next year.

•	0.5 percent of the purchase price of any amount above the Base Amount.

The Manager is reimbursed for general and administrative costs incurred on behalf of Pengrowth Corporation and Pengrowth Energy Trust.

In 2002, $2.5 million (2001 – $2.2 million) was paid to the Manager for acquisition fees. Acquisition fees paid to the Manager are capitalized as part of the cost of the acquired properties.

A special committee of the Board of Directors of Pengrowth Corporation has been formed to consider alternatives to the existing management agreement. The management agreement must be considered by the unitholders of Pengrowth Energy Trust at the 2003 Annual General Meeting.

Taxes

Capital taxes of $0.5 million in 2002 (2001 – $2.7 million) consist of the Federal Large Corporations Tax and the Saskatchewan Capital Tax and Resource Surcharge. Included in the amount recorded in 2002 is a recovery of $1.3 million related to prior year reassessments.

In determining its taxable income, Pengrowth Corporation deducts royalty payments to unitholders, and historically, this has been sufficient to reduce taxable income to nil. The recent change to Pengrowth’s distribution policy, whereby approximately 10 percent of funds available for distribution are withheld to fund capital expenditures, could result in taxable income in the Corporation in the future. There are, at present, sufficient tax pools available in the Corporation to offset the expected level of income to be retained.

Pengrowth Energy Trust paid $1.93 per unit as cash distributions during the 2002 calendar year. For Canadian tax purposes, 22 percent of these distributions or $0.4252 per unit is taxable income to unitholders for the 2002 tax year. The remaining 78 percent or $1.5048 per unit is a tax deferred return of capital which will reduce the unitholder’s cost base of the unit for purposes of calculating a capital gain or loss upon ultimate disposition of the trust units.

At December 31, 2002, the Trust had unused tax deductions of $10.64 per unit (2001 – $11.06). At this time, Pengrowth anticipates that approximately 55-60 percent of 2003 distributions will be taxable. This estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.

Depletion and Ceiling Test

Depletion and depreciation of property, plant and equipment is provided on the unit-of-production method based on total proved reserves. The provision for depletion and depreciation increased by 12 percent in 2002 to $138.9 million from $124.2 million in 2001 due to a larger depletable asset base and higher

2002 ANNUAL REPORT

production. On a unit-of-production basis, depletion increased by 3 percent to $8.69 per boe in 2002 from $8.44 per boe in 2001.

Under Canadian generally accepted accounting principles (GAAP), a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The cost of these assets, less accumulated depletion, is limited to the estimated future net revenue from proved reserves (based on unescalated prices and costs at the balance sheet date), less estimated future general and administrative costs, financing costs, and management fees. There was a significant surplus in the ceiling test at year-end 2002.

Future Site Restoration

An engineering estimate of the future costs for restoration and abandonment of well sites and facilities is updated annually. This cost estimate is amortized against net income over the life of the properties on a unit-of-production basis. The provision for future site restoration costs increased to $13.4 million in 2002 from $8.5 million in 2001, primarily as a result of properties acquired over the past year.

The Accounting Standards Board (AcSB) has issued an Exposure Draft proposing a new section of the CICA Handbook – “Asset Retirement Obligations”. The new section, if adopted, would harmonize Canadian GAAP requirements with the corresponding U.S. GAAP requirements under FASB 143. Under these standards, the fair value of a liability for asset retirement obligations would be recognized in the period in which it is incurred, and a corresponding asset retirement cost would be added to the carrying amount of the related asset. The proposed section would be effective for fiscal years beginning on or after January 1, 2004. Pengrowth will be required to comply with FASB 143 within reconciliations of the financial statements to U.S. GAAP effective January 1, 2003.

Remediation Expenses and Trust Fund Contributions

Pursuant to the purchase of the Judy Creek and Swan Hills properties from Imperial Oil Resources in 1997, Pengrowth established a trust fund to fund certain obligations of these properties. Pengrowth made net contributions of $0.9 million to this fund in 2002 compared to $1.0 million in 2001. Under the current terms of the trust fund, Pengrowth must make an annual lump sum contribution of $250,000 and monthly contributions of $0.10 per boe of production from the related properties.

Every five years Pengrowth must deliver a report to Imperial Oil Resources evaluating the assets in the trust fund and the outstanding remediation obligations, and make recommendations as to whether contribution levels should be changed. Pengrowth is currently in discussions with Imperial in respect of required contributions for 2003 and future periods.

During 2002, Pengrowth spent an additional $0.9 million in reclamation expenditures that were not covered by the trust fund, compared to $1.1 million in 2001.

Netbacks

Pengrowth earned $12.48 for every boe produced in 2002 compared to $14.66 per boe in 2001. As illustrated below, the lower netback realized in 2002 is mainly due to lower average commodity prices and higher operating costs.

PENGROWTH ENERGY TRUST

NETBACKS PER BOE OF PRODUCTION (6:1)

Year ended December 31	2002	2001

Oil and gas sales	$30.18	$31.93
Crown and freehold royalties, net of incentives	(5.04)	(4.89)
Other income	0.45	0.56
Operating costs	(8.12)	(7.13)
Amortization of injectants	(2.77)	(3.22)

Operating netback	14.70	17.25
Interest	(0.96)	(1.28)
General and administrative	(0.69)	(0.51)
Management fees	(0.41)	(0.48)
Capital taxes	(0.03)	(0.18)
Other	(0.13)	(0.14)

Netback per boe	$12.48	$14.66

Acquisitions and Dispositions

In October 2002, Pengrowth acquired substantially all of the properties in northern British Columbia owned by Calpine Canada Natural Gas Partnership (less a minor share of these assets which were concurrently sold to Progress Energy) for total net consideration of $352 million, after closing adjustments.

Based on the reserves evaluation completed at the time of the acquisition of the British Columbia properties, GLJ forecast production in the second half of 2002 to average 15,785 boe per day, based on Established reserves. Actual production for this period averaged approximately 12,900 boe per day. This reduced production rate is attributed to a number of factors including an extended third-party facility outage and steeper than anticipated declines in some of the major oil producing properties. GLJ’s most recent 2002 year-end reserves evaluation resulted in a 4 percent reduction in Established reserves associated with these British Columbia properties, compared to their December 2002 reserves forecast at the time of the acquisition.

Pengrowth plans to spend approximately $16 million in development activities at these properties in 2003. Total annual production from the British Columbia properties is expected to average approximately 11,500 boe per day in 2003.

In the second quarter of 2002, Pengrowth acquired additional working interests in the Quirk Creek area, including an additional 25.9 percent working interest in the Quirk Creek gas plant, for $34 million after adjustments. In total, Pengrowth acquired 37.7 million boe of Established reserves in 2002, at an average price of $10.33 per boe to replace more than 230 percent of the year’s total production.

Several non-core properties were sold in 2002 for total aggregate proceeds of $43.1 million, after adjustments. Pengrowth frequently reviews its property portfolio and may dispose of additional non-core assets in the future as opportunities for rationalization and consolidation are identified.

2002 ANNUAL REPORT

Capital Expenditures

Pengrowth spent $55.6 million in capital expenditures in 2002 compared to $74.0 million in 2001; $48.2 million was spent on development drilling, completions and tie-ins, and $7.4 million was spent on facilities.

In 2003, Pengrowth expects to spend approximately $87 million on development opportunities at existing properties. The majority of this will be spent at Judy Creek, SOEP, the newly acquired British Columbia properties, and Weyburn.

CAPITAL EXPENDITURES

Year ended December 31		2002		2001

($ millions)	Development		Total Capital	Total Capital
Property	Drilling	Facilities	Expenditures	Expenditures

Judy Creek	$18.1	$2.7	$20.8	$27.8
SOEP*	14.2	—	14.2	7.5
McLeod River	4.9	0.2	5.1	5.9
Goose River	4.2	0.5	4.7	1.4
Weyburn	1.5	0.7	2.2	5.3
House Mountain	1.3	0.4	1.7	4.0
Swan Hills	1.1	0.4	1.5	2.0
Nipisi	0.3	0.4	0.7	3.0
Monogram	—	0.1	0.1	4.2
Other	2.6	2.0	4.6	12.9

Total	$48.2	$7.4	$55.6	$74.0

* Relates only to Pengrowth’s royalty share of capital expenditures.

Development drilling at Judy Creek included four producing oil wells and three vertical injection wells. Development plans for 2003 include two to four new oil wells and three horizontal and two vertical injectors.

Recent drilling and production results at SOEP have been mixed. A successful well was drilled at the South Venture field but has not yet been tested. Increased water production occurred in the Venture field. Successful reworks of several wells were required to replace lost production. A well intended to identify upside potential from a new fault block in the Glenelg field was abandoned. Production rates were anticipated to continue to vary over the life of the project due to multiple fields and reservoirs as well as facility project timing.

Phase II of the SOEP project is currently under construction with the development of the Alma field. Two wells are planned for Alma this summer and production startup is expected in late 2003. Construction of the South Venture platform is proceeding and production is expected to come on stream in late 2004.

Pengrowth has an agreement with Emera regarding capital expenditures for offshore capital projects at SOEP whereby, once the capital expenditures exceed a threshold of $65 million, further costs can either be reflected as an increase in the processing fee rate base, which is based on a 15 percent rate of return on a pre-tax basis, or, at the option of Emera, the costs could be passed through to or borne directly by Pengrowth. At this time, Pengrowth anticipates that Emera will not reach the $65 million expenditure threshold until early 2004.

PENGROWTH ENERGY TRUST

At McLeod River, Pengrowth drilled five successful natural gas wells in 2002 and plans to drill four to six gas wells in 2003. We anticipate participating in three non-operated wells in 2003. At Goose River, four successful oil wells were drilled and put on production in 2002. At Weyburn, development activities included additional infill drilling, injection wells and infrastructure to support the CO2 miscible flood project. Incremental oil production from the CO2 injection had increased to approximately 5,000 barrels per day (488 barrels per day net to Pengrowth) by year-end.

NET ASSET VALUE

In the following table, Pengrowth’s net asset value is measured with reference to the present value of future net cash flows from reserves, as estimated by independent reserve engineers, Gilbert Laustsen Jung Associates Ltd. (GLJ), less any working capital deficiency and long-term debt at year-end.

NET ASSET VALUE DECEMBER 31, 2002
($ millions except per unit amounts)

	Present Worth Discounted At

	10%	12%	15%

Present value of net cash flows from Established reserves*	$1,495	$1,370	$1,219
Current assets less current liabilities	9	9	9
Remediation trust fund	7	7	7
Distributions payable to unitholders	45	45	45
Long-term debt	(317)	(317)	(317)

Net asset value	$1,239	$1,114	$963
Net asset value per trust unit	$11.21	$10.08	$8.71

*	Based on GLJ’s report effective December 31, 2002 for Established reserves (proved plus half probable) and GLJ’s January 2003 price forecast. Excludes future site restoration costs.

FINANCIAL RESOURCES AND LIQUIDITY

Pengrowth’s long-term debt decreased by $29 million in fiscal 2002 to $317 million at December 31, 2002. The factors contributing to the change in long-term debt are shown in the following table:

CONTINUITY OF LONG-TERM DEBT

($ millions)	2002	2001

Beginning balance, January 1	$345	$287
Less: Net equity proceeds	(382)	(306)
Property dispositions	(43)	(24)
Cash (provided by) used for operating activities	(58)	37
Add: Property acquisitions	392	280
Capital expenditures	56	74
Other	7	(3)

Ending balance, December 31	$317	$345

Pursuant to a unitholder resolution on April 23, 2002, the Board of Directors of Pengrowth Corporation may elect to retain up to 20 percent of gross revenues to provide for the payment of future capital expenditures or for the payment of future distributions. Commencing with the January 15, 2003

2002 ANNUAL REPORT

monthly distribution to unitholders, approximately 10 percent of funds available for distribution have been withheld to repay debt and/or contribute to capital spending in the future. Subject to the limit of 20 percent of gross revenues approved by unitholders, the Board of Directors may elect to increase (or decrease) the amount withheld in the future, depending on a number of factors, including future commodity prices, capital expenditure requirements, and the availability of debt and equity capital.

Pengrowth currently has a $540 million revolving credit facility syndicated among nine financial institutions with an extendible 364-day revolving period and a three-year amortization term. In addition, Pengrowth has a $35 million demand operating line of credit. These facilities in aggregate are reduced by outstanding letters of credit in the amount of approximately $33 million. For 2004, the facilities will be reduced by a further $25 million of letters of credit.

FINANCIAL LEVERAGE AND COVERAGE

	2002	2001

Distributable income to interest expense (times)	12	11
Long-term debt to distributable income (times)	1.6	1.6
Long-term debt to debt plus equity (%)	23%	30%

RISK MANAGEMENT PROGRAM

Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations. Commodity price hedges in place at December 31, 2002 are provided in Note 14 to the Financial Statements. Subsequent to year-end, Pengrowth has entered into additional contracts and now has the following volumes hedged for 2003 and 2004:

	Crude Oil		Western Natural Gas		Eastern Natural Gas

				Average		Average
		Average		Plantgate		Plantgate
	Volume	Price	Volume	Price	Volume	Price
	(bbls/d)	(Cdn$/bbl)	(mcf/d)	(Cdn$/mcf)	(mmbtu/d)	(Cdn$/mmbtu)

2003	11,000	$41.41	14,217	$5.97	17,000	$5.09
2004	8,500	$38.09			12,000	$4.54

TRUST UNIT INFORMATION

					Volume	Value
TRUST UNIT TRADING – TSE		High	Low	Close	(000s)	($ millions)

2002	1st quarter	$16.23	$13.25	$16.13	11,395	$165.7
	2nd quarter	17.00	14.60	15.05	12,588	197.1
	3rd quarter	15.63	13.01	14.90	9,367	140.8
	4th quarter	14.99	13.42	14.73	17,760	250.1

	Year	$17.00	$13.01	$14.73	51,110	$753.7

2001	1st quarter	$21.25	$18.70	$19.85	8,784	$176.2
	2nd quarter	21.95	17.11	18.10	10,048	205.2
	3rd quarter	19.50	14.05	15.00	9,471	163.8
	4th quarter	17.20	12.80	14.22	12,946	189.2

	Year	$21.95	$12.80	$14.22	41,249	$734.4

PENGROWTH ENERGY TRUST

TRUST UNIT TRADING — NYSE					Volume	Value
(listed on April 10, 2002) (in US$)		High	Low	Close	(000s)	($ millions)

2002	2nd quarter	$10.90	$9.50	$9.93	1,784	$18.1
	3rd quarter	10.25	8.40	9.37	1,141	11.0
	4th quarter	9.79	8.50	9.27	6,747	60.6

	Year	$10.90	$8.40	$9.27	9,672	$89.7

Pengrowth had 110,562,327 trust units outstanding at December 31, 2002, compared to 82,240,069 trust units at December 31, 2001. The weighted-average number of units outstanding during the year was 89,922,886 (2001 – 70,910,746).

On June 4, 2002 Pengrowth completed a public offering of 8.0 million units at $15.40 per unit to raise total gross proceeds of $123.2 million. In November 2002, Pengrowth completed another public offering, in Canada and the United States, issuing an additional 20.1 million units at $14.00 for gross proceeds of $281.2 million.

BUSINESS RISKS

The amount of distributable income available to unitholders and the value of Pengrowth Energy Trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

•	The prices of Pengrowth’s products (crude oil, natural gas, and natural gas liquids) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation, and political stability.

•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates, and those variations could be material.

•	Government royalties, income taxes, commodity taxes, and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change (the Kyoto Protocol).

2002 ANNUAL REPORT

•	Pengrowth’s oil and gas reserves will be depleted over time and our level of distributable income and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third-party operators.

•	Increased activity within the oil and gas sector can increase the cost of goods and services and make it more difficult to hire and retain professional staff.

•	Changing interest rates influence borrowing costs and the availability of capital.

•	Investors’interest in the oil and gas sector may change over time, which could affect the availability of additional capital and the value of Pengrowth trust units.

•	Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.

•	Canadian/U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.

•	The declining value of the Canadian dollar, relative to the U.S. dollar, provides a competitive advantage to U.S. companies in acquiring Canadian oil and gas properties and may make it more difficult to replace reserves through acquisitions.

•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.

Pengrowth mitigates some of these risks by:

•	Fixing the price on a portion of its future crude oil and natural gas production through financial hedging contracts or fixed price sales contracts.

•	Fixing the Canadian/U.S. exchange rate through financial hedging contracts or by fixing commodity prices in Canadian dollars.

•	Fixing interest rates through interest rate swaps on a portion of its long-term debt.

•	Offering competitive incentive-based compensation packages to attract and retain highly qualified and motivated professional staff.

•	Adhering to strict investment criteria for acquisitions.

•	Acquiring mature production with long-life reserves and proven production.

•	Performing extensive geological, geophysical, engineering and environmental analysis before committing to capital development projects.

•	Geographically diversifying its portfolio.

•	Controlling costs to maximize profitability.

PENGROWTH ENERGY TRUST

•	Developing and adhering to policies and practices that protect the environment and meet or exceed the regulations imposed by the government.

•	Developing and adhering to safety policies and practices that meet or exceed regulatory standards.

•	Ensuring strong third-party operators for non-operated properties.

•	Carrying insurance to cover physical losses and business interruption.

BUSINESS PROSPECTS

The current commodity price environment is expected to yield favourable results for Pengrowth unitholders in the first quarter of 2003, and perhaps further into the year. Crude oil prices have recently spiked to highs of more than US$35.00 per barrel of West Texas Intermediate (WTI) compared to the US$20.00 per barrel range at this time last year. Oil prices have been driven higher by the strike in Venezuela and concerns over the war in Iraq.

Natural gas prices are also strong, with NYMEX natural gas trading close to the US$5.00 per mmbtu range, and Alberta spot gas at AECO trading well above Cdn$8.00 per mcf. The storage surplus created by the warm winter of 2001-2002 had all but disappeared heading into the 2002-2003 heating season, resulting in substantially higher prices coming into this winter season compared to the prior year, and recent cold weather in the eastern U.S. is continuing to push prices higher. Natural gas prices are also being impacted by high crude prices. Near-term natural gas prices will be impacted by weather conditions throughout the remainder of the winter heating season, as well as the direction of crude prices. Over the longer-term, prices will be impacted by the fundamentals of supply and demand, with supply affected by a continuing decline in North American reserves and production, and demand impacted by the speed of economic recovery in the U.S.

Although we are currently in a very favourable commodity price environment, the oil and gas industry is cyclical and we know we cannot count on these prices being sustained for any length of time. In order to limit unitholders’ exposure to potential price downturns, and to provide some stability to monthly distributions, Pengrowth has hedged a portion of current production and will continue to monitor commodity prices and may enter into additional hedges for 2003 and forward.

Pengrowth has an active development program planned for 2003, with more than $87 million planned for development opportunities at existing properties. In addition, Pengrowth’s operations’ personnel are continually looking for further initiatives to enhance production from existing properties and to control and reduce costs in order to maximize returns from our existing property portfolio.

Pengrowth continues to pursue acquisition opportunities in order to replace production and reserves. However, within the current environment of high commodity prices, the competition for acquisition opportunities is expected to remain strong. Pengrowth will remain diligent in pursuing only those acquisition opportunities that enhance unitholder returns over the long-term.

2002 ANNUAL REPORT

Board of Directors

LEFT TO RIGHT: STANLEY H. WONG, JOHN B. ZAOZIRNY, FRANCIS G. VETSCH,
JAMES S. KINNEAR, THOMAS A. CUMMING, MICHAEL A. GRANDIN

PENGROWTH ENERGY TRUST

THOMAS A. CUMMING, DIRECTOR

Thomas A. Cumming, BA.Sc., P.Eng., joined Pengrowth Corporation’s Board of Directors in April 2000, having held the position of President and C.E.O. of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He currently serves as a Director of the Calgary YMCA Foundation, the Alberta Capital Market Foundation, the Canadian Investor Protection Fund and is a member of Council, Power Pool of Alberta. He is also a past president of the Calgary Chamber of Commerce.

JAMES S. KINNEAR, CHAIRMAN, PRESIDENT & C.E.O.

Mr. Kinnear graduated from the University of Toronto in 1969 with a B.Sc. degree and received a C.F.A. designation in 1979. In 1982 he founded Pengrowth Management Limited and in 1988 created Pengrowth Energy Trust. Prior to 1982 he was research director and partner with a securities firm in Montreal and previously worked as a securities analyst in Toronto and London, England. Mr. Kinnear was awarded the Ernst and Young, Prairies Region Entrepreneur of the Year award for 2001.

FRANCIS G. VETSCH, DIRECTOR

Francis G. Vetsch, B.Sc., P.Eng., is President of Quantex Resources Ltd. and is the former President of Tripet Resources and Chairman of Chauvco Resources Ltd. In his earlier career he served as President and C.E.O. of Alberta Eastern Gas Ltd. for six years and Vice President, Operations of Atlantic Richfield Canada for six years.

STANLEY H. WONG, DIRECTOR

Stanley H. Wong, B.Sc., P.Eng., is President of Carbine Resources Ltd., a private oil and gas producing and engineering consulting company. He was Senior Engineer with Hudson’s Bay Oil & Gas for 10 years and employed by Total Petroleum for 15 years where he was Chief Engineer and later became Manager of Special Projects. He is currently a Director of Cavell Energy Corporation.

JOHN B. ZAOZIRNY, LEAD DIRECTOR

John B. Zaozirny, Q.C., B.Comm., LL.B., LL.M., is Counsel to McCarthy Tetrault and Vice Chairman of Canaccord Capital Corporation. He was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986. John currently serves on the board of numerous Canadian and international corporations. He is also a Governor of the Business Council of British Columbia.

MICHAEL A. GRANDIN, DIRECTOR

Michael A. Grandin, B.Sc., P.Eng., M.B.A., joined the Board of Directors of Pengrowth Corporation in April 2002 having most recently held the position of President of PanCanadian Energy Corporation. Mr. Grandin was Executive Vice President and Chief Financial Officer, Canadian Pacific Limited from 1998 to 2001. Mr. Grandin is currently Chairman & C.E.O. of Fording Canadian Coal Trust and also a Director of Enerflex Systems Ltd., EnCana Corporation and IPSCO.

2002 ANNUAL REPORT

CORPORATE GOVERNANCE

The Board of Directors of Pengrowth Corporation complies with the guidelines for effective corporate governance of the Toronto Stock Exchange Committee on Corporate Governance. The guidelines address the constitution of boards of directors and board committees as well as their functions, their independence from management and other means to promote sound corporate governance practice.

The Board of Directors of Pengrowth Corporation will seek to comply with prevailing standards for corporate governance in both Canada and the United States. As a foreign issuer in the United States, Pengrowth Energy Trust is considering the application of recent recommendations by the Corporate Accountability and Listings Standards Committee of the Board of the New York Stock Exchange and the legislative reforms contained in the Sarbanes-Oxley Act of 2002.

The following are important elements of our current corporate governance practice:

•	The Board of Directors of Pengrowth Corporation is responsible for the overall stewardship of Pengrowth Corporation and Pengrowth Trust and for determining corporate strategy and direction. The Board of Directors of Pengrowth Corporation considers management development and succession programs, strategic business development such as significant acquisitions and financing proposals including the issuance of trust units and other securities, as well as those matters which require board approval;

•	Two members of the Board of Directors are considered related to the Corporation and/or the Trust by virtue of their appointment by Pengrowth Management and other factors. The remainder (up to six) of the directors are independent in that they have not worked for Pengrowth Corporation (nor Pengrowth Management) nor do they have material contracts with Pengrowth Corporation (nor Pengrowth Management) nor do they receive remuneration from Pengrowth Corporation (nor Pengrowth Management), other than options to acquire trust units, in excess of directors’ fees payable by Pengrowth Corporation;

•	The Board of Directors has established the Corporate Governance and Compensation Committee. This Committee is comprised of the four independent directors. The Committee’s activities have included:

•	Adoption of a charter for corporate governance, which has been ratified by the Board of Directors;

•	Development of procedures for assessing the effectiveness of the Board of Directors, its committees and individual directors;

•	Undertaking responsibility for evaluating the performance of Pengrowth Management and making recommendations to the unitholders as to the terms of the Management Agreement. The Committee has engaged outside advisors to review the terms of the Management Agreement in order to make a recommendation to our unitholders at the 2003 annual meeting, as required by the trust indenture; and

•	Consideration of a code of business ethics and policies on disclosure and insider trading.

PENGROWTH ENERGY TRUST

•	The independent members of the Board of Directors meet separately at meetings of the board under the chairmanship of a lead director;

•	The Audit Committee of the Board of Directors is comprised entirely of independent members of the board and communicates directly with the auditors of Pengrowth Corporation and Pengrowth Energy Trust;

•	A Reserves Committee of the Board of Directors has been appointed to review Pengrowth’s standards for reporting reserves for its portfolio of oil and natural gas properties. The Reserves Committee communicates directly with Gilbert Laustsen Jung Associates Ltd., Pengrowth Corporation’s independent engineers; and

•	All stock option plans have been approved by the unitholders of Pengrowth Energy Trust.

BOARD MANDATE, STRUCTURE AND FUNCTION

The Board of Directors of Pengrowth Corporation has general corporate authority over the business and affairs of Pengrowth Corporation and derives its authority with respect to Pengrowth Energy Trust by virtue of Trust Indenture. The Board of Directors consists of two nominees of Pengrowth Management and four independent directors elected by holders of Pengrowth Energy Trust units.

The Board of Directors responds to recommendations brought forward by Pengrowth Management or by other directors on material acquisitions and dispositions, operational matters and other matters impacting Pengrowth Corporation and Pengrowth Energy Trust unitholders. As a practical matter, Pengrowth Management defers to the Board of Directors in respect of all matters which may have a material impact upon the business and undertaking of Pengrowth Corporation and Pengrowth Energy Trust. In respect of matters such as discussions concerning the Management Agreement or related party transactions, representatives of Pengrowth Management disclose their conflict of interest and absent themselves from discussions and voting.

The Board of Directors represents a cross-section of experience in matters of oil and natural gas, finance and directors’ responsibilities. Four of the six current members of the Board of Directors have been directors since the formation of Pengrowth Corporation and Pengrowth Energy Trust. Thomas A. Cumming has been a Director since April 2000 and Michael A. Grandin was elected a Director at the April 23, 2002 Special and Annual Meeting.

MANDATE OF PENGROWTH MANAGEMENT

Pengrowth Management derives its authority from the Management Agreement between Pengrowth Corporation and Pengrowth Energy Trust. Pengrowth Management has broad discretion to administer and regulate the day-to-day operations of Pengrowth Energy Trust and Pengrowth Corporation and initiates acquisition and disposition activity.

MANDATE OF COMPUTERSHARE AS TRUSTEE

Computershare, as Trustee, has broad power over the administration and management of Pengrowth Energy Trust and the power to delegate those duties and responsibilities. This power is governed by the terms of the Trust Indenture between Pengrowth Corporation and Computershare, subject to the voting rights of the unitholders. All unitholders and the holders of all royalty units other than Computershare are entitled to attend at and vote upon all resolutions brought before meetings of the shareholders of Pengrowth Corporation on the basis of one vote for each trust unit held.

2002 ANNUAL REPORT

Management’s Report

Management’s Responsibility to the Unitholders

The financial statements are the responsibility of the management of Pengrowth Energy Trust. They have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgements, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements.

Management is also responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of three non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG llp, the independent auditors appointed by the unitholders, have audited Pengrowth Energy Trust’s consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

“Signed”	“Signed”

James S. Kinnear Chairman, President and Chief Executive Officer	Robert B. Hodgins Chief Financial Officer

March 3, 2003

PENGROWTH ENERGY TRUST

Auditors’ Report

To the Unitholders of Pengrowth Energy Trust

We have audited the consolidated balance sheets of Pengrowth Energy Trust as at December 31, 2002 and 2001 and the consolidated statements of income, trust unitholders’equity and cash flow for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining,on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

“Signed: KPMG LLP”

Chartered Accountants
Calgary, Canada

March 3, 2003

2002 ANNUAL REPORT

Consolidated Balance Sheets

(stated in thousands of dollars)

As at December 31	2002	2001

ASSETS
CURRENT ASSETS
Cash and term deposits	$8,292	$3,797
Marketable securities (Note 14)	1,906	—
Accounts receivable	41,426	27,859
Inventory	1,301	2,687

	52,925	34,343
REMEDIATION TRUST FUND (Note 5)	6,679	6,470
PROPERTY , PLANT AND EQUIPMENT AND OTHER ASSETS (Note 7)	1,444,668	1,208,526

	$1,504,272	$1,249,339

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$43,092	$31,359
Distributions payable to unitholders	45,315	22,207
Due to Pengrowth Management Limited (Note 12)	1,086	523

	89,493	54,089
LONG-TERM DEBT (Note 8)	316,501	345,456
FUTURE SITE RESTORATION COSTS	44,339	32,591
TRUST UNITHOLDERS’ EQUITY (Note 9)	1,053,939	817,203

COMMITMENTS (Note 15)	$1,504,272	$1,249,339

See accompanying notes to the consolidated financial statements.

Approved on behalf of Pengrowth Energy Trust by Pengrowth Corporation,as Administrator:

“Signed”	“Signed”

Thomas A.Cumming Director	Francis G.Vetsch Director

PENGROWTH ENERGY TRUST

Consolidated Statements of Income

(stated in thousands of dollars)

Years ended December 31	2002	2001

REVENUES
Oil and natural gas sales	$482,301	$469,929
Processing and other income	6,936	7,071
Crown royalties,net of incentives	(73,833)	(65,203)
Freehold royalties and mineral taxes	(6,774)	(6,757)

	408,630	405,040
Interest and other income	274	1,348

NET REVENUE	408,904	406,388
EXPENSES
Operating	129,802	104,943
Amortization of injectants for miscible floods	44,330	47,448
Interest	15,395	18,806
General and administrative	10,992	7,467
Management fee (Note 12)	6,567	7,120
Capital taxes	483	2,659
Depletion and depreciation	138,874	124,208
Future site restoration	13,355	8,529

	359,798	321,180

INCOME BEFORE THE FOLLOWING	49,106	85,208
ROYALTY INCOME ATTRIBUTABLE TO ROYALTY UNITS OTHER THAN THOSE HELD BY PENGROWTH ENERGY TRUST	39	58

NET INCOME	$49,067	$85,150

NET INCOME PER UNIT (NOTE 13) BASIC	$0.546	$1.201

DILUTED	$0.545	$1.197

See accompanying notes to the consolidated financial statements.

2002 ANNUAL REPORT

Consolidated Statements of Cash Flow

(stated in thousands of dollars)

Years ended December 31	2002	2001

CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$49,067	$85,150
Items not involving cash
Depletion,depreciation and future site restoration	152,229	132,737
Amortization of injectants	44,330	47,448
Purchase of injectants	(15,107)	(56,352)
Expenditures on remediation	(1,607)	(1,223)
Gain on sale of marketable securities	(176)	—

Funds generated from operations	228,736	207,760
Distributions	(171,350)	(241,590)
Changes in non-cash operating working capital (Note 10)	120	(2,919)

	57,506	(36,749)

FINANCING
Change in long-term debt	(28,955)	58,080
Proceeds from issue of trust units	382,127	305,875

	353,172	363,955

INVESTING
Expenditures on property acquisitions	(391,761)	(280,058)
Expenditures on property,plant and equipment	(55,631)	(74,026)
Proceeds on property dispositions	43,153	23,567
Change in Remediation Trust Fund	(209)	(955)
Purchase of marketable securities	(2,780)	—
Proceeds from sale of marketable securities	1,050	—
Change in non-cash investing working capital (Note 10)	(5)	3,530

	(406,183)	(327,942)

INCREASE (DECREASE) IN CASH	4,495	(736)
CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	3,797	4,533

CASH AND TERM DEPOSITS AT END OF YEAR	$8,292	$3,797

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST

Consolidated Statements of Trust
Unitholders’ Equity

(stated in thousands of dollars)

Years ended December 31	2002	2001

Unitholders’ equity at beginning of year	$817,203	$641,965
Units issued, net of issue costs	382,127	305,875
Net income for year	49,067	85,150
Distributable income	(194,458)	(215,787)

TRUST UNITHOLDERS’ EQUITY AT END OF YEAR	$1,053,939	$817,203

2002 ANNUAL REPORT

Notes to
Consolidated Financial Statements

Years ended December 31, 2002 and 2001 (tabular amounts are stated in thousands of dollars except per unit amounts.)

1.	STRUCTURE OF THE TRUST

Pengrowth Energy Trust (“EnergyTrust”) is a closed-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and ComputerShare Investor Services Inc. Operations commenced on December 30, 1988. The beneficiaries of EnergyTrust are the holders of trust units (the “unitholders”).

EnergyTrust acquires and holds royalty units issued by the Corporation, which entitles EnergyTrust to the net revenue generated by Corporation’s petroleum and natural gas properties less certain defined charges. In addition, unitholders are entitled to receive the net cash flows from other investments that are held directly by EnergyTrust. As at December 31, 2002 EnergyTrust owned 99.9 percent of the royalty units issued by the Corporation.

Pengrowth Management Limited (the “Manager”) is responsible for the management of the business affairs of the Corporation and the administration of EnergyTrust. At December 31, 2002, the Manager owns 9 percent of the common shares of Corporation, and the Manager is controlled by a director of the Corporation. The remaining 91 percent of the common shares of the Corporation are owned by EnergyTrust.

Under the terms of the Royalty Indenture, the Corporation is entitled to retain a 1 percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2002 and 2001, the Corporation was not eligible to retain this Residual Interest.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

EnergyTrust’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and they include the accounts of EnergyTrust and the accounts of Corporation (collectively referred to as “Pengrowth”). All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.

EnergyTrust owns 91 percent of the shares of Corporation and, through the royalty, obtains substantially all the economic benefits of Corporation. In addition, the unitholders of EnergyTrust have the right to elect the majority of the Board of Directors of Corporation.

Joint Interest Operations

A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s proportionate interest in such activities.

PENGROWTH ENERGY TRUST

Property, Plant and Equipment

Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of acquiring such interests are capitalized and depleted on the unit of production method based on proved reserves before royalties as estimated by independent engineers. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.

General and administrative costs are not capitalized other than to the extent they are directly related to a successful acquisition, or to the extent of Pengrowth’s working interest in capital expenditure programs to which overhead fees can be recovered from partners. Overhead fees are not charged on 100 percent owned projects.

Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Pengrowth places a limit on the aggregate carrying value of property, plant and equipment and deferred injectant costs that may be carried forward for depletion against revenues of future periods (the “ceiling test”). The cost of these assets less accumulated depletion and depreciation is limited to an amount equal to the estimated future net revenue from production of proved reserves (based on unescalated prices and costs at the balance sheet date) less estimated future general and administrative costs, financing costs and management fees.

Injectant Costs

Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 30 months.

Inventory

Inventories of crude oil, natural gas and natural gas liquids are stated at the lower of cost and net realizable value.

Future Site Restoration Costs

Provisions for future site restoration costs are made over the life of the oil and gas properties and facilities using the unit of production method. Costs are based on engineering estimates considering current regulations, costs and industry standards. Pengrowth has placed cash in a segregated remediation trust account to fund certain site restoration costs for the Judy Creek and Swan Hills properties. Contributions to the remediation trust account and remediation expenditures not funded by the trust account are charged against distributable income in the period incurred.

Income Taxes

EnergyTrust is a taxable trust under the Income Tax Act (Canada). No provision has been made for income taxes by EnergyTrust in these financial statements, as income taxes are the responsibility of the individual unitholders and EnergyTrust distributes all of its taxable income to its unitholders. In 2002, EnergyTrust allocated $37.8 million in taxable income or $0.425 per unit to unitholders (2001 – $124.3 million, or $1.795 per unit).

2002 ANNUAL REPORT

The Corporation follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Corporation’s financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. In determining its taxable income, the Corporation deducts royalty payments to the unitholders. In 2002, taxable income of the Corporation, after deducting royalty payments to royalty unitholders and other available tax deductions, was nil. If the Corporation ever lacked sufficient deductions to reduce taxable income to nil, the taxes would be deducted from royalty payments to unitholders.

Trust Unit Compensation Plans

Pengrowth has a number of trust unit compensation plans, the accounting policies for which are described in Note 9.

Risk Management

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Pengrowth formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Pengrowth also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Pengrowth uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

Foreign exchange translation gains and losses on foreign currency exchange swaps used to hedge U.S. dollar denominated natural gas sales are recognized in income as a component of natural gas sales during the same period as the corresponding hedged position.

Interest rate swap agreements are used as part of Pengrowth’s program to manage the fixed and floating interest rate mix of Pengrowth’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument.

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

PENGROWTH ENERGY TRUST

The amounts recorded for depletion, depreciation and amortization of injectants and the provision for abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

Earnings per Unit

In calculating diluted net income per unit, Pengrowth follows the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money”dilutive instruments impact the diluted calculations.

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.	CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, Pengrowth adopted the new standard on accounting for options or similar unit based compensation. Pengrowth prospectively adopted the new standard. For options or similar instruments granted to non-employees, an amount equal to the grant date fair value of the instrument will be recorded as a charge to earnings over the vesting period, if any. The new standard also requires recognition of compensation cost with respect to Stock Appreciation Rights granted to employees. No compensation cost results from application of the above provisions for the year ended December 31, 2002.

For options or similar unit based compensation granted to employees of Pengrowth, the standard provides that Pengrowth may elect not to use the fair value method but to disclose the impact of the fair value method on a pro forma basis as discussed in Note 9.

4.	DISTRIBUTABLE INCOME

	2002	2001

Net income	$49,067	$85,150
Add (Deduct): Depletion, depreciation and future site restoration	152,229	132,737
Remediation expenses and trust fund contributions	(1,816)	(2,117)
Cash withheld to fund capital expenditures	(5,022)	—
Other	—	17

Distributable income	$194,458	$215,787

Distributable income per unit:
Based on weighted-average units outstanding	$2.162	$3.043
Based on actual distributions paid or declared	$2.070	$3.010

Pursuant to a Unitholder resolution on April 23, 2002, the Board of Directors of Pengrowth Corporation may elect to retain up to 20 percent of gross revenues to provide for the payment of future capital expenditures or for the payment of future distributions. Commencing with the January 15, 2003 distribution to unitholders, approximately 10 percent of funds available for distribution have been withheld. Subject to the limit of 20 percent of gross revenues approved by unitholders, the Board of Directors may elect to increase (or decrease) the amount withheld in the future.

2002 ANNUAL REPORT

5.	REMEDIATION TRUST FUND

Pursuant to a Purchase and Sale Agreement dated August 15, 1997 between Pengrowth and Imperial Oil Resources (“Imperial”), a trust was established to fund certain remediation obligations of the Judy Creek and Swan Hills properties. ComputerShare Investor Services Inc. is the trustee for the Remediation Trust Fund. Pengrowth is required to make annual contributions of $250,000 to the Remediation Trust Fund. In addition, Pengrowth makes a monthly trust fund contribution equivalent to $0.10 per boe of production from the Judy Creek properties.

Every five years Pengrowth must deliver a report to Imperial evaluating the assets in the Trust Fund and the outstanding remediation obligations, and make recommendations as to whether contribution levels should be changed. Pengrowth is currently in discussions with Imperial in respect of required contributions for 2003 and future periods. If Imperial does not consent to recommended changes in the contribution level, the matter may be arbitrated.

The following summarizes Pengrowth’s Remediation Trust Fund contributions for 2002 and 2001 and Pengrowth’s expenditures on remediation activities not covered by the trust fund:

	2002	2001

Contributions to Remediation Trust Fund	$893	$1,002
Remediation expenditures not covered by the Trust Fund	923	1,115

	$1,816	$2,117

6.	ACQUISITIONS

In October 2002, Pengrowth acquired substantially all of the crude oil and natural gas assets held by Calpine Canada Natural Gas Partnership (“Calpine”) in northern British Columbia for $377.4 million, net of adjustments, with the consideration consisting of cash and the tendering of debt securities of Calpine Corporation and its subsidiaries purchased by Pengrowth on the open market. Also in October 2002, Pengrowth sold to Progress Energy Ltd. for consideration of $25.4 million certain crude oil and natural gas assets acquired from Calpine. The acquisition has been accounted for by the purchase method with the results of operations of the acquired assets included in the financial statements from the date of acquisition.

In June 2001, Pengrowth acquired an 8.4 percent royalty interest in Sable Offshore Energy Project (“SOEP”) for cash consideration of $252.0 million and forgiveness of a note payable of $4.2 million. The acquisition has been accounted for by the purchase method with the results of operations of the acquired assets included in the financial statements from the date of acquisition.

PENGROWTH ENERGY TRUST

The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations would have been had the acquisitions taken place on January 1.

	2002 (a)	2001 (b)
	Unaudited	Unaudited

Oil and gas sales	$603,683	$717,542
Net income	$79,584	$188,839
Net income per unit:
Basic	$0.744	$1.976
Diluted	$0.743	$1.972

(a)	assumes Calpine acquisition took place on January 1, 2002.

(b)	assumes Calpine and SOEP acquisitions took place on January 1, 2001.

7.	PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS

	2002	2001

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, at cost	$1,987,341	$1,583,102
Accumulated depletion and depreciation	(576,473)	(437,599)

Net book value of property, plant and equipment	1,410,868	1,145,503
OTHER ASSETS
Deferred injectant costs	33,800	63,023

Net book value of property, plant and equipment and other assets	$1,444,668	$1,208,526

As at December 31, 2002, Pengrowth had a surplus in its ceiling test using year-end prices.

Total estimated undiscounted future site restoration costs are approximately $225 million of which $44 million has been accrued to date.

8.	LONG-TERM DEBT

The Corporation has a $540 million revolving credit facility syndicated among nine financial institutions with an extendible 364-day revolving period and a three-year amortization term period. In addition, it has a $35 million demand operating line of credit. These facilities are currently reduced by outstanding letters of credit in the amount of approximately $33 million. For 2004, the facilities will be reduced by a further $25 million of letters of credit. Interest payable on amounts drawn is at the prevailing bankers’acceptance rates plus stamping fees, lenders’prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing. Interest expense for the year ended December 31, 2002 includes $15,400,161 in cash interest payments (2001 – $23,630,851).

The credit facility will revolve until June 22, 2003, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility with amounts outstanding under the facility repayable in 12 equal quarterly instalments. The Corporation can post, at its option, security suitable to the banks in lieu of the first year’s payments.

2002 ANNUAL REPORT

9.	TRUST UNITS

The authorized capital of Pengrowth is 500,000,000 trust units.

	2002		2001

	Number		Number
TRUST UNITS ISSUED	of units	Amount	of units	Amount

Balance, beginning of year	82,240,069	$1,280,599	63,852,198	$974,724
Issued for cash	28,125,000	404,350	17,622,500	311,974
Less: issue expenses	—	(24,989)	—	(18,727)
Issued for cash on exercise of stock options	66,093	871	628,828	10,060
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	131,165	1,895	136,543	2,568

Balance,end of year	110,562,327	$1,662,726	82,240,069	$1,280,599

Pursuant to the terms of the Royalty Indenture and the Trust Indenture, there is attached to each royalty unit granted by the Corporation the right to exchange such royalty unit for an equivalent number of trust units. ComputerShare, as Trustee, has reserved 18,940 trust units for such future conversion.

Distribution Reinvestment Plan

The Distribution Reinvestment Plan (“DRIP”) entitles unitholders to reinvest cash distributions in additional units of EnergyTrust. During 2002, the trust units under the plan were acquired in the open market at prevailing market prices or issued from treasury at the weighted-average price of all EnergyTrust units traded on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date.

The DRIP was amended effective January 2003. The trust units under the amended plan will normally be issued from treasury at a 5 percent discount to the weighted-average price of all EnergyTrust units traded on the Toronto Stock Exchange and the New York Stock Exchange for the 20 trading days preceding a distribution payment date.

Trust Unit Option Plan

Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options. Amendments to the trust unit option plan were approved by trust unitholders at the annual meeting of Pengrowth unitholders on April 23, 2002. The maximum number of units which may be reserved for issuance under the Trust Unit Option Plan or the Rights Incentive Plan has been increased from 7 million to 10 million, provided that the number of options and rights granted does not exceed 10 percent of issued and outstanding trust units. The expiry date for all issued and unexercised options, and any options subsequently granted under the plan, has increased from five to seven years. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the remaining third on the second anniversary. As at December 31, 2002, options to purchase 4,451,131 trust units were outstanding (2001 – 3,106,635) that expire at various dates to June 28, 2009.

PENGROWTH ENERGY TRUST

	2002		2001

	Number	Weighted-Average	Number	Weighted-Average
TRUST UNIT OPTIONS	of options	Exercise Price	of options	Exercise Price

Outstanding at beginning of year	3,106,635	$17.78	2,893,554	$17.45
Granted	1,895,603	15.14	905,979	17.66
Exercised	(66,093)	13.17	(628,828)	16.00
Cancelled	(485,014)	17.23	(64,070)	18.98

Outstanding at year-end	4,451,131	$16.78	3,106,635	$17.78

Exercisable at year-end	3,715,271	$17.04	2,238,406	$17.69

The following table summarizes information about trust unit options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

	Number	Weighted-Average		Number
Range of	Outstanding	Remaining	Weighted-Average	Exercisable	Weighted-Average
Exercise Prices	At 12/31/02	Contractual Life	Exercise Price	At 12/31/02	Exercise Price

$12.00 to $14.99	747,759	5.5 years	$13.05	524,888	$12.96
$15.00 to $16.99	907,947	5.1	15.12	666,542	15.16
$17.00 to $17.99	1,673,102	3.6	17.49	1,419,068	17.49
$18.00 to $20.50	1,122,323	3.8	19.55	1,104,773	19.54

$12.00 to $20.50	4,451,131	4.2	$16.78	3,715,271	$17.04

Employee Trust Unit Rights Incentive Plan

On April 23, 2002, a special resolution was passed to approve the adoption of an Employee Trust Unit Rights Incentive Plan (“Rights Incentive Plan”), pursuant to which rights to acquire Pengrowth trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to trust unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net property, plant and equipment at the end of such calendar quarter result in a reduction in the exercise price. One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.

In 2002, a total of 1,964,100 rights were granted at a weighted-average initial exercise price of $13.61. Of the rights granted, 654,700 rights have vested. None of the rights were exercised or cancelled during 2002. The rights expire at various dates to November 7, 2007. As at December 31, 2002, the weighted- average exercise price of the rights is $13.29.

Fair Value of Unit Based Compensation

Had compensation cost for options and rights granted to employees been calculated based on the fair value method, net income would be reduced as follows:

2002 ANNUAL REPORT

Net income as reported	$49,067
Compensation cost related to options granted in 2002	(899)
Compensation cost related to rights granted in 2002	(1,224)

Pro forma net income	$46,944

Pro forma net income per unit:
Basic	$0.522
Diluted	$0.522

The weighted-average fair market value of options granted during the year ended December 31, 2002 was $0.73 per option using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.4 percent, dividend yield of 13 percent, expected volatility of 27 percent, and expected life of five years.

The exercise price of the rights granted under the Rights Incentive Plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably determined as it is dependent upon a number of factors including, but not limited to, future production of crude oil and natural gas, future prices received on the sale of crude oil and natural gas, determination of the amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. As it is not possible to determine the fair value of rights granted under the plan, compensation cost for pro forma disclosure has been determined based on the excess of the unit price over the exercise price at the date of the financial statements.

Share Appreciation Rights

On October 15, 2002, all of the 426,000 Share Appreciation Rights (“SARs”) held by an officer of Pengrowth were converted into an equal number of options under the Trust Unit Option Plan. These options have a weighted-average exercise price of $18.39, are fully vested and have expiry dates ranging from October 15 to December 1, 2004.

The SARs granted the right to receive a Payment Amount equal to any increase in the market price of the 426,000 trust units above the exercise price. Pengrowth, at its option, could have satisfied this Payment Amount with either a cash payment or the issue of trust units from treasury based on market prices at the time of exercise. The new standard for stock based compensation required the recognition of compensation expense equal to the amount of the excess of the market price above the exercise price for SARs. No compensation cost was recognized for the year ended December 31, 2002.

Trust Unit Savings Plan

Pengrowth has a trust unit savings plan whereby qualifying employees may contribute from 1 to 10 percent of their basic annual salary. Employee contributions are invested in trust units purchased on the open market. Pengrowth matches the employees’contribution, investing in additional trust units purchased on the open market. Pengrowth’s share of contributions is recorded as compensation expense and amounted to $844,213 in 2002 (2001 – $729,730).

PENGROWTH ENERGY TRUST

Trust Unit Margin Purchase Plan

Pengrowth has a plan whereby the Manager, and employees, directors, and certain consultants of Corporation can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans. The Corporation has provided a $5 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2002, 2,529,698 trust units were deposited under the plan (2001 – 2,446,896) with a market value of $37.3 million (2001 – $34.8 million) and a corresponding margin loan of $11.3 million (2001 – $13.9 million).

Redemption Rights

Trust units are redeemable at the request of a unitholder. The redemption right permits unitholders in the aggregate to redeem a maximum of $25,000 of trust units in a month.

10.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2002	2001

Accounts receivable	$(13,567)	$5,244
Inventory	1,386	5,822
Accounts payable and accrued liabilities	11,738	(12,567)
Due to Pengrowth Management Limited	563	(1,418)

	$120	$(2,919)

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	2002	2001

Accounts payable for capital accruals	$(5)	$3,530

11.	INCOME TAXES

In 2002, the cost basis for income tax purposes of property, plant and equipment exceeded the net book value by approximately $149 million (2001 – $153 million) principally as a result of the acquisition of oil and natural gas properties during prior years. A future tax asset of $66 million (2001 – $69 million) has been reduced to nil through a valuation allowance of $66 million (2001 - $69 million).

In 2002, the Corporation made cash payments of $1,840,000 in respect of capital taxes (2001 – $2,702,000).

12.	RELATED PARTY TRANSACTIONS

Pengrowth Management Limited provides certain services pursuant to a management agreement for which Pengrowth was charged $2,474,110 (2001 – $2,235,224) for acquisition fees and $6,567,055 (2001 – $7,120,419) for a management fee. The law firm controlled by the corporate secretary and a corporate finance firm controlled by a member of the immediate family of the corporate secretary charged $698,748 (2001 – $1,661,100) for legal and advisory services provided to Pengrowth by the corporate secretary.

2002 ANNUAL REPORT

13.	AMOUNTS PER UNIT

The per unit amounts for net income and distributable income are based on weighted-average units outstanding for the year. The weighted-average units outstanding for 2002 were 89,922,886 units (2001 – 70,910,746 units). In computing diluted net income per unit, 69,398 units were added to the weighted-average number of units outstanding during the year ended December 31, 2002 (2001 – 205,453) for the dilutive effect of stock options and rights under the new Rights Incentive Plan. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

Distributions are declared payable during the month following the month in which the distributions were earned. Distributions are paid to unitholders on the 15th day of the second month after the distributions are earned. As at December 31, 2002, there was a balance of $1,063,013 or $0.010 per unit that had been earned but had not yet been paid or declared (2001 - $823, 334 or $0.010 per unit).

14.	FINANCIAL INSTRUMENTS

Interest Rate Risk

Interest rate swap agreements are used as part of Pengrowth’s program to manage the fixed and floating interest rate mix of Pengrowth’s total debt portfolio and related overall cost of borrowing. As at December 31, 2002, Pengrowth had entered into interest rate swaps on $125 million of its long-term debt for periods of three years ending November 30, 2004 ($75 million), December 31, 2004 ($25 million) and March 4, 2005 ($25 million) at an average interest rate of 4.09 percent (before stamping fees).

The estimated fair value of the interest rate swaps has been determined based on the amount that Pengrowth would receive or pay to terminate the contracts at year-end. At December 31, 2002, the amount that Pengrowth would pay to terminate the interest rate swaps is $2,116,000.

Foreign Currency Exchange Risk

Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the forward and futures contracts section below.

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn$1.55 per U.S.$1 on U.S.$750,000 per month effective 2003 and 2004. This swap has mitigated a portion of the exchange risk on U.S. dollar denominated natural gas sales. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at year-end. At December 31, 2002, the amount Pengrowth would pay to terminate the foreign exchange swap would be Cdn$885,000.

Credit Risk

Pengrowth sells a significant portion of its oil and gas to commodity marketers, and the accounts receivable are subject to normal industry credit risks. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better.

PENGROWTH ENERGY TRUST

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates. However, gains or losses on the contracts are offset by changes in the value of Pengrowth’s production.

As at December 31, 2002, Pengrowth had fixed the price applicable to future production as follows:

Financial Swap Contracts

	Crude Oil		Natural Gas

	Volume	Price	Volume
	(bbl/d)	(Cdn$/bbl)	(mmbtu/d)	Fixed Price

2003	10,000	$41.00	7,000	U.S.$3.90/mmbtu
			9,788	Cdn$7.62/mmbtu
2004	6,500	$37.83	7,000	U.S.$3.90/mmbtu
			5,000	Cdn$6.90/mmbtu

As well, Pengrowth had natural gas fixed price sales contracts which fixed the price on 11,848 mcf per day for 2003 at a price of Cdn$5.96 per mcf.

The estimated fair value of all crude oil and natural gas contracts have been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year-end. At December 31, 2002, the amount Pengrowth would pay if the crude oil and natural gas contracts were terminated would be $5,697,000 and $14,920,000, respectively.

Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than bank debt, remediation trust fund and marketable securities, approximates their fair value due to their short maturity. The fair value of the marketable securities at December 31, 2002 was $2,177,000. The fair value of the Remediation Trust Fund was $7,193,000 (2001 – $6,473,000).

15.	COMMITMENTS

Pengrowth has future commitments under various agreements for the purchase of oil and natural gas pipeline transportation, carbon dioxide and operating leases. The commitment to purchase carbon dioxide arises as a result of Pengrowth’s working interest in the Weyburn CO2 project.

	2003	2004	2005	2006	2007	Thereafter	Total

Pipeline transportation	$30,709	$29,719	$28,411	$27,509	$24,619	$48,981	$189,948
CO2 purchases	2,839	6,104	7,314	6,409	5,327	38,655	66,648
Other commitments	1,104	905	845	400	46	—	3,300

	$34,652	$36,728	$36,570	$34,318	$29,992	$87,636	$259,896

2002 ANNUAL REPORT

16.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The significant differences between Canadian generally accepted accounting principles (“Canadian GAAP”) which, in most respects, conform to generally accepted accounting principles in the United States (“U.S. GAAP”), as they apply to Pengrowth, are as follows:

(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, this “ceiling test” is calculated without application of a discount factor. At December 31, 1998 and 1997, the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $328.6 million and $49.8 million, respectively. At December 31, 2002 and 2001, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation, and amortization will differ in subsequent years.

(b)	Under U.S. GAAP, the provision for abandonment costs is recorded as a reduction of capital assets.

(c)	Under U.S. GAAP, interest and other income would not be included as a component of net revenue.

(d)	Effective January 1, 2002, Pengrowth adopted the new standard for accounting for stock-based compensation. The standards under Canadian GAAP are consistent with those required under SFAS 123 (“Accounting for Stock-Based Compensation”). As permitted, Pengrowth has elected to continue to follow the intrinsic value method of accounting for stock-based compensation arrangements and to disclose the impact of the fair value method on a pro forma basis. Retroactive application was not required for options granted prior to the date of adoption under Canadian standards. Therefore the pro forma effect of options granted prior to the date of adoption will continue to be a difference under U.S. GAAP until the compensation cost related to those options has been fully recognized. Had compensation cost for Pengrowth’s stock options been determined based on the fair market value at the grant dates of the awards consistent with methodology prescribed by SFAS 123, “Accounting for Stock-Based Compensation”, Pengrowth’s net income and net income per unit for years ended December 31, 2002 and 2001 would have been the pro forma amounts indicated below:

Years ended December 31,	2002	2001

Net income:
As reported	$73,246	$110,748
Pro forma	72,356	110,457
Net income per unit:
As reported	$0.81	$1.56
Pro forma	0.80	1.56

PENGROWTH ENERGY TRUST

The weighted-average fair market value of options granted in 2002 and 2001 was $0.73 and $0.50 per option respectively. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions for 2002 and 2001 respectively: risk-free interest rate of 4.4 and 4 percent, dividend yield of 13.0 and 14.0 percent, volatility of 27 percent in both years, and expected life of five years in both years.

Under U.S. GAAP, recognition of compensation cost over the vesting period is required for variable priced stock-based compensation plans such as the Rights Incentive Plan. Compensation cost is based on the excess of the unit price over the exercise price at the date of the financial statements. Application of this provision results in a compensation cost of $1,224,000 for the year ended December 31, 2002.

APB 25 also requires recognition of compensation cost with respect to Stock Appreciation Rights granted to employees. No compensation cost results from application of the above provisions for the years ended December 31, 2002 and 2001. Effective October 15, 2002, all outstanding Stock Appreciation Rights were converted to an equal number of options under the Trust Unit Option Plan.

(e)	Marketable securities held by Pengrowth are classified as available-for-sale in accordance with definitions of SFAS 115. Under provisions of this Statement, available-for-sale securities are reported at the fair value, with unrealized holding gains and losses included in comprehensive income and reported as a separate component of unitholders’equity until realized.

(f)	SFAS 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

(g)	Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), is effective for all fiscal years beginning after June 15, 2000. Pengrowth has implemented the standards set out in SFAS 133 for the fiscal year commencing January 1, 2001, with no restatement of prior periods. SFAS 133 establishes new accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

On initial adoption of SFAS No. 133 on January 1, 2001, additional liabilities of $2.1 million were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as cash flow hedges. A charge of $2.1 million relating to the fair value of these hedges was recognized in other comprehensive income as the cumulative effect of the initial adoption of SFAS No. 133.

At December 31, 2002, $17,824,000 has been recorded as a liability in respect of the fair value of crude oil and natural gas hedges outstanding at year-end with a corresponding decrease in accumulated other comprehensive income. Of the liability, $12,666,000 has been classified as current and $5,158,000 has been classified as long-term. At December 31, 2001, $2,522,000 has been recorded as an asset in respect of fair value of crude oil and natural gas hedges outstanding at year-end with a corresponding increase in accumulated other comprehensive income. These amounts will be amortized against crude oil and natural gas sales over the remaining terms of the related hedges.

2002 ANNUAL REPORT

Also at December 31, 2002, a liability of $2,116,000 has been recorded in respect of the fair value of interest rate swaps outstanding at year-end with a corresponding decrease in accumulated other comprehensive income. Of this liability, $1,445,000 has been classified as current and $671,000 has been classified as long-term. At December 31, 2001, a liability of $328,000 has been recorded in respect of the fair value of interest rate swaps outstanding at year-end with a corresponding decrease in accumulated other comprehensive income.

At December 31, 2002, a liability of $885,000 has been recorded in respect of the fair value of a foreign exchange swap outstanding at year-end with a corresponding decrease in accumulated other comprehensive income. Of this liability, $351,000 has been classified as current and $534,000 has been classified as long-term. There were no foreign exchange swaps outstanding as at December 31, 2001.

At December 31, 2002, $960,000 has been recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year-end, with a corresponding decrease to net income for the year ended December 31, 2002.

Consolidated Statements of Income

The application of U.S. GAAP would have the following effect on net earnings as reported:

Stated in thousands of Canadian Dollars, except per unit amounts

Years ended December 31,	2002	2001

Net income for the year, as reported	$49,067	$85,150
Adjustments:
Depletion and depreciation (a)	26,363	25,598
Compensation cost (d)	(1,224)	—
Unrealized loss on ineffective portion of oil and natural gas hedges (g)	(960)	—

Net income for the year – U.S. GAAP	$73,246	$110,748
Other comprehensive income:
Unrealized gain on available-for-sale securities (e)(f)	271	—
Cumulative effect of the initial adoption of SFAS No. 133 (f)(g)	—	(2,128)
Unrealized hedging gains (f)(g)	—	4,650
Unrealized hedging losses (f)(g)	(23,019)	(328)

Comprehensive income – U.S. GAAP	$50,498	$112,942

Net income per unit – U.S. GAAP:
Basic	$0.81	$1.56
Diluted	$0.81	$1.56

PENGROWTH ENERGY TRUST

Consolidated Balance Sheets

The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:

Stated in thousands of Canadian Dollars

	As	Increase
December 31, 2002	Reported	(Decrease)	U.S. GAAP

Assets:
Marketable securities (e)	$1,906	$271	$2,177
Capital assets (a)(b)	1,444,668	(314,280)	1,130,388

		$(314,009)

Liabilities:
Accounts payable and accrued liabilities (d)(g)	$43,092	$960	$44,052
Current portion of unrealized hedging loss (g)	—	14,462	14,462
Long-term portion of unrealized hedging loss (g)	—	6,363	6,363
Provision for abandonment costs (b)	44,339	(44,339)	—
Unitholders’ equity:
Other comprehensive income (f)(g)	—	(20,554)	(20,554)
Trust Unitholders’ Equity (a)	1,053,939	(270,901)	783,038

		$(314,009)

December 31, 2001
Assets:
Capital assets (a)(b)	$1,208,526	$(328,895)	$879,631
Unrealized hedging gain (g)	—	2,522	2,522

		$(326,373)

Liabilities:
Provision for abandonment costs (b)	$32,591	$(32,591)	$—
Unrealized hedging loss (g)	—	328	328
Unitholders’ equity:
Other comprehensive income (f)(g)	—	2,194	2,194
Trust Unitholders’ Equity (a)	817,203	(296,304)	520,899

		$(326,373)

2002 ANNUAL REPORT

Additional Disclosures Required under U.S. GAAP

The components of accounts receivable are as follows:

December 31	2002	2001

Trade	$35,148	$20,292
Prepaids	5,084	3,968
Other	1,194	3,599

	$41,426	$27,859

The components of accounts payable and accrued liabilities are as follows:

December 31	2002	2001

Accounts payable	$29,806	$19,566
Accrued liabilities	13,286	11,793

	$43,092	$31,359

PENGROWTH ENERGY TRUST

Five Year Review

PENGROWTH ENERGY TRUST

CONSOLIDATED FINANCIAL RESULTS

Stated in thousands of dollars except per unit amounts and percentage calculations.

Years ended December 31	2002	2001	2000	1999	1998

FINANCIAL
Gross oil and natural gas revenue	$482,301	469,929	416,228	252,408	168,782
Crown royalties, net of incentives	$73,833	65,203	69,594	27,671	16,905
Freehold royalties and mineral taxes	$6,774	6,757	6,994	4,215	3,032
Operating costs	$129,802	104,943	65,195	57,642	56,505
Amortized injectant costs	$44,330	47,448	32,463	13,964	5,330
General and administrative costs	$10,992	7,467	7,081	5,972	5,446
Management fee	$6,567	7,120	6,873	4,490	2,891
Interest expense	$15,395	18,806	17,354	10,882	15,997
Capital taxes	$483	2,659	1,830	1,190	927
Depletion, depreciation and future site restoration	$152,229	132,737	96,865	80,981	75,174

Net income	$49,067	85,150	123,215	50,223	(767)
Per unit	$0.55	1.20	2.21	0.98	(0.02)

Distributable income	$194,458	215,787	218,340	128,172	72,117
Per unit	$2.07	3.01	3.79	2.49	1.53

Total assets	$1,504,272	1,249,339	1,090,483	857,914	765,162
Per unit	$13.61	15.19	17.08	15.99	16.15

Long-term debt	$316,501	345,456	286,823	230,333	157,662
Per unit	$2.86	4.20	4.49	4.29	3.33

Unitholders’equity	$1,053,939	817,203	641,965	558,590	560,525
Per unit	$9.53	9.94	10.05	10.41	11.83

Net asset value*	$1,113,550	799,327	819,298	615,340	502,538
Per unit	$10.08	9.72	12.83	11.47	10.61

Return on average equity	5.2%	11.7%	20.5%	9.0%	(0.1%)
Cash flow return on average equity	20.8%	29.6%	36.4%	22.9%	12.1%
Average cost of debt capital	4.6%	5.2%	6.8%	6.2%	5.7%

*     Based on Established (proved plus 50 percent of probable) reserves discounted at 12 percent before income taxes.

2002 ANNUAL REPORT

PENGROWTH ENERGY TRUST
OPERATING RESULTS

Natural gas has been converted to equivalent barrels of oil at 6:1 unless otherwise stated.

Years ended December 31	2002	2001	2000	1999	1998

Daily production
Oil (bbls)	19,914	19,726	17,599	17,570	16,695
Natural gas (mcf)	111,713	91,764	70,098	61,494	57,707
Natural gas liquids (bbls)	5,252	5,258	4,205	3,927	3,342
Oil equivalent (boe)	43,785	40,320	33,581	31,821	29,741
Total annual production (mboe)	15,982	14,717	12,291	11,615	10,856

Average sales price
Oil (per bbl)	$38.06	37.26	40.37	26.73	19.65
Natural gas (per mcf)	$3.85	4.48	4.34	2.48	1.78
Natural gas liquids (per bbl)	$28.11	30.68	33.56	18.08	11.71
Oil equivalent (per boe)	$30.18	31.93	33.87	21.73	15.55

Property acquisitions ($ millions)	$389.3	277.1	179.6	141.8	6.4
Capital expenditures ($ millions)	$55.6	74.0	59.8	17.7	34.9

Reserves (established)
Reserves acquired in the year (mmboe)	37.7	48.4	21.5	26.7	0.7
Reserves at year-end (mmboe)	214.8	210.5	183.0	176.6	160.3
Acquisition cost per boe	$10.33	5.72	8.34	5.31	6.02

STOCK MARKET DATA (thousands except per unit amounts)
Trading volume	51,110	41,249	21,494	14,457	12,079
Trading value	$753,684	734,382	394,244	204,125	164,628
Market capitalization:
Units outstanding	110,562	82,240	63,852	53,639	47,369
Year-end unit price	$14.73	14.22	19.20	15.50	11.00
Total capitalization	$1,628,583	1,169,454	1,225,962	831,410	521,056

Trust unit price:
High	$17.00	21.95	20.35	16.75	18.45
Low	$13.01	12.80	15.00	10.50	10.00
Close	$14.73	14.22	19.20	15.50	11.00

Cash on cash return:
Yearly high price	12.2%	13.7%	18.6%	14.8%	8.3%
Yearly low price	15.9%	23.5%	25.2%	23.7%	15.3%

PENGROWTH ENERGY TRUST

Pengrowth Team

THE PENGROWTH TEAM HAS GROWN FROM A SMALL HANDFUL OF INDIVIDUALS IN 1988 TO OVER 200 STRONG IN 2002. THE HEAD OFFICE EMPLOYEES, PHOTOGRAPHED ABOVE, AND OUR FIELD STAFF IN ALBERTA AND BRITISH COLUMBIA, ARE INNOVATIVE AND DEDICATED TO ENHANCING UNITHOLDER VALUE YEAR AFTER YEAR.

2002 ANNUAL REPORT

Pengrowth Team

CALGARY
Gordon Anderson
Ross Andrews
Sandra Angus
Gail Anson
Art Bader
Richard Bader
Richard Ballantine
Dan Belot
Norm Beunder
Bob Biedler
Lianne Bigham
Micheline Bird
Shane Bradley
Heather Brisson
Eyon Butterworth
Jim Chan
Peter Checknita
Erik Chico
Allen Connick
Glori Cowan
Amanda Crozier
Heather Dean
Linda Dickenson
Chris Dutchak
Larry Dziuba
Dan Edwards
James Ekkel
Sally Elliott
Kathy Fidyk
Greg Fletcher
Terry Fong
Rob Garrison
Dawna Gibb
Dean Godberson
Rebecca Greenan
Brenda Gregoire
Julie Gregson
Kendra Griffiths
John Halbauer
Jim Ham
Jeannine Hannah
Leslie Harris
Kathy Heibert
Shanda Hoar
Bob Hodgins
Stephen Hu
John Hulecki
Paul Jackson
Verneal Jackson - Millice
Tania Kaschl
Tom Kelly
Faryal Khawaja
David Kinnear
James Kinnear
Lynn Kis
Tracy Knibbs
Sheldon Kropiniski
Kirsten Kulyk
Dick Lane
Kate Langejans
Karen Laustsen
Renee Lee
Alan Lyon
Jim MacDonald
Bruce Malcolm
Glenn Malcolm
Leslie McCawley
Carol McDonald
John McInnes
Henry McKinnon
Virginia McRory
Cyndy Mercier
Heather Mitchell
Bill Montgomery
Rob Moriyama
Leah Mullenix
Emily Nickle
Wendy Noonan
Tracey Parsons
Lise Pitt
Terry Pocza
Barrie Quamme
Clay Radu
Rhonda Rankin
Martin Saizew
Jacki Sampson
Norman Schultheis
Ken Segouin
Charles Selby
Tyler Simms
Connie Skimmings
Karen Spencer
Jamie Taszlikowicz
Lisa Telang
Evelyn Thorburn
Nikki Tuveson
Myra Valencerina
Neil Walliser
Chris Webster
Carol Weis
Theressa Wong
Annette Woolmer
Graham Wright
Sue-AnnYu

FIELD
OPERATIONS
Robert Azim
Dale Babiak
Norman Bachand
Dane Baker
Jen Barton
Garry Beamish
David Beeson
Calvin Bell
Moray Berglund
Keith Black
J.Dave Bradley
Warren Bready
Rick Brown
Rodney Carew
C.Duane Carlson
Justin Childs
Robert Collins
Nigel Cook
Kevin Cote
Dean Cotton
Dennie Cox
Donald Craig
Robin Cramer
Debra Danyluk
Leonard Danyluk
Alan Doucette
Wyatt Dressler
Geoff Duff
Tasha Erickson
Greg Ewasiuk
Jean Feckley
Garry Fisher
Brian Fuglerud
Randy Fuglerud
Rose Gardipy
Bernie Gaumont
Dianna Gaumont
Phillip Gauthier
Roy Gertz
Garry Givens
Phillip Goldsney
Elaine Grant
Richard Grant
Jim Greer
Kevin Gunning
Jeff Harasym
Conrad Harty
Troy Hebert
MacKenzie Hehn
John Hestermann
Douglas Hiemstra
Eric Hoek
Frank Horvath
Randall Howe
Grant Huber
Khai Huynh
Curt Jansen
Craig Johnson
Dale Johnson
Dan Jones
Erika Jones
Donald Kallis
Robert Kemp
Bob Kennedy
Nathan Kirby
Pat Kletzel
Francis Kripal
Dean Kroeker
Sam Kuric
Gregory Lawrence
Randy Lawrie
Martin Littke
L.Rodney Machula
Randal Marriott
Terry Martin
Eric McCabe
Patricia McCabe
David McConnell
Mark McDermott
Robbie McKinnon
Gavin McLaren
Pete Mierau
Peter Neudorf
Joseph Oleksow
Laurie Olson
Bernard O’Neill
Jeff Pakish
Robert Paterson
Lonnie Patten
David Peachman
Roger Pechanec
Daniel Plamondon
Ray Pollock
Eric Pratt
Kevin Prodaniuk
Gordon Rau
Brian Read
Laura Rock
Robert Rock
Terry Romaniuk
Lawrence Schafers
Phil Semmler
Ron Shannon
Mitchell Sharp
Stuart Slager
Dean Soucy
Randall Steele
Nolan Steinwand
Linda Struik
Marinus Struik
John Tawiah
Perry Teplyske
Darren Tetlock
Joyce Tonsi
Randy Trofimuk
Robert Vanloenen
Doug Wakaruk
Samuel Webster
James Whaley
Jeffrey Whatmore
Beverly Whitaker - Jackman
Levi Willis
Darren Wilson
Lee Wizniuk
Ken Workman

PENGROWTH ENERGY TRUST

Historical Distributions

Distribution Date	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991

January 15	$0.13	0.34	0.25	0.11	0.14	0.15	0.08	0.07	0.06	0.19	–	–
February 15	0.13	0.40	0.26	0.13	0.22	0.31	0.13	0.18	0.10	0.14	0.12	0.21
March 15	0.13	0.43	0.30	0.13	0.11	0.15	0.08	0.07	0.06	0.05	–	–
April 15	0.13	0.38	0.29	0.15	0.11	0.22	0.09	0.07	0.06	0.05	–	–
May 15	0.15	0.33	0.32	0.22	0.24	0.24	0.23	0.22	0.16	0.18	0.26	0.48
June 15	0.21	0.29	0.24	0.16	0.11	0.21	0.20	0.16	0.13	0.05	0.04	–
July 15	0.17	0.26	0.26	0.19	0.11	0.15	0.20	0.08	0.06	0.05	0.04	–
August 15	0.16	0.28	0.30	0.22	0.11	0.15	0.16	0.08	0.07	0.05	0.04	0.12
September 15	0.15	0.21	0.28	0.21	0.11	0.17	0.10	0.08	0.07	0.24	0.04	–
October 15	0.17	0.21	0.30	0.22	0.11	0.11	0.16	0.14	0.13	0.06	0.04	–
November 15	0.20	0.21	0.38	0.25	0.11	0.11	0.10	0.08	0.07	0.06	0.05	0.03
December 15	0.20	0.15	0.37	0.23	0.17	0.14	0.14	0.12	0.15	0.06	0.05	–

Total	$1.93	3.49	3.55	2.22	1.65	2.11	1.67	1.35	1.12	1.18	0.68	0.84

Cumulative total	$23.00	21.07	17.58	14.03	11.81	10.16	8.05	6.38	5.03	3.91	2.73	2.05

2002 ANNUAL REPORT

A Note to U.S. Unitholders

This note is of a general nature only and is not intended to be legal or tax advice to any particular unitholder. Consequently, existing or prospective unitholders should consult their own tax advisors with respect to their particular circumstances.

BACKGROUND

Pengrowth Energy Trust has elected under applicable U.S. Treasury Regulations to be treated as a partnership for U.S. tax purposes. A U.S. resident unitholder is a partner for U.S. tax purposes and is required to take into account his/her share of partnership income, gain, loss and deduction in computing his/her federal income tax liability.

Pengrowth has made available to U.S. unitholders a schedule K-1 containing the applicable income, gains and deductions for the 2002 tax year. Pengrowth will continue to provide K-1 schedules within 75 days of each calendar year.

A detailed U.S. Tax Reporting Package is available by calling Pengrowth Investor Relations at 1-800-223-4122 or on Pengrowth’s website at www.pengrowth.com.

WITHHOLDING TAX AND REFUNDS

Under the Canada-United States Tax Convention, Canada Customs and Revenue Agency (CCRA) applies a 15 percent withholding tax to distribution payments made by the Trust to U.S. residents. However, this tax (or a portion thereof) is refundable to U.S. residents if the Trust’s distributions (or a portion thereof) are determined not to be cash taxable to residents of Canada. For example, in 2002, approximately 78 percent of the withholding tax is refundable to U.S. unitholders.

U.S. beneficial unitholders, or their agent, can apply for a refund no later than two years after the end of the calendar year in which Pengrowth Energy Trust has paid distributions. Applicable tax information is generally available from Pengrowth in early March of the following year and the refund is obtained by filing CCRA Form NR-7R “Application for Refund of Non-Resident Tax”.

U.S. unitholders may elect to claim any Canadian withholding taxes as deductions against income or, subject to certain restrictions, as a credit against their U.S. tax liability. U.S. unitholders electing to claim a foreign tax credit must complete IRS Form 1116, Foreign Tax Credit, as an attachment to their 1040.

Applicable NR-7R tax forms can be obtained online at www.ccra.gc.ca or by contacting Canada Customs and Revenue Agency, International Tax Services Office at 1-800-267-3395. Forms can also be obtained by contacting Pengrowth Investor Relations at 1-800-223-4122. Computershare Trust Company of Canada automatically provides NR-7R forms to the registered unitholders.

Prospective purchasers of trust units are encouraged to consult their tax advisors regarding the foregoing.

PENGROWTH ENERGY TRUST

Corporate Information

DIRECTORS OF
PENGROWTH CORPORATION

Thomas A. Cumming
Business Consultant

James S. Kinnear
President, Pengrowth Management
Limited, Chairman

Francis G. Vetsch
President, Quantex Resources Ltd.

Stanley H. Wong
President, Carbine Resources Ltd.

John B. Zaozirny
Counsel, McCarthy Tetrault
Lead Director

Michael A. Grandin
Corporate Director

Director Emeritus
Thomas S. Dobson, President,
T. S. Dobson Consultant Ltd.

OFFICERS OF
PENGROWTH CORPORATION

James S. Kinnear
President and Chief Executive Officer

Robert B. Hodgins
Chief Financial Officer

Gordon M. Anderson
Vice President

Henry D. McKinnon
Vice President, Operations

Lynn Kis
Vice President, Engineering

Charles V. Selby
Corporate Secretary

Chris Webster
Treasurer

Lianne Bigham
Controller

TRUSTEE

Computershare Trust Company
of Canada

BANKERS

Bank Syndicate Agent:
Royal Bank of Canada

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung
Associates Ltd.

PENGROWTH AND A
STRONG COMMUNITY

Pengrowth Management Limited believes in enhancing the community where our employees live and work. Pengrowth supports causes and institutions both financially and through volunteer efforts and is proud of these associations and partnerships with many community- building non-profit organizations.

Pengrowth has a substantial investment in our community and although 100 percent of the costs are attributed to Pengrowth Management, Pengrowth Energy Trust unitholders benefit through the visibility associated with these vital partnerships.

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange
Symbol: PGF.UN

The New York Stock Exchange
Symbol: PGH

PENGROWTH ENERGY TRUST
HEAD OFFICE

Suite 2900, 111 – 5 Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
Telephone: (403) 233-0224
Toll-Free: (800) 223-4122
Facsimile: (403) 265-6251
Email: pengrowth@pengrowth.com
Website: http://www.pengrowth.com

TORONTO OFFICE

2315, 200 Bay Street
Toronto, Ontario M5J 2J2 Canada
Telephone: (416) 362-1748
Toll-Free: (888) 744-1111
Facsimile: (416) 362-8191

HALIFAX OFFICE

Suite 407
1959 Upper Water Street
Halifax, Nova Scotia
B3J 3N2 Canada
Telephone: (902) 425-8778
Facsimile: (902) 425-7887

Contact: Jim MacDonald, General
Manager, East Coast Operations

INVESTOR RELATIONS

For investor relations enquiries,
please contact:

Dan Belot,
Manager, Investor Relations
Telephone: (403) 233-0224
Toll-Free: (800) 223-4122
Facsimile: (403) 294-0051
Email: danielb@pengrowth.com
or
Sally Elliott, Investor Relations, Toronto
Telephone: (416) 362-1748
Toll-Free: (888) 744-1111
Facsimile: (416) 362-8191
Email: sallye@pengrowth.com

ABBREVIATIONS

bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil equivalent
boe per day*	barrels of oil equivalent per day
lt	long tonnes
mbbls	thousand barrels
mmbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mmbtu	million British Thermal Units
mcf	thousand cubic feet
mmcf	million cubic feet
mcf per day	thousand cubic feet per day
mcf per day	million cubic feet per day

Pengrowth Energy Trust (EnergyTrust)
Pengrowth Corporation (Corporation)

*6 mcf of natural gas = 1 barrel of oil

Designed and produced by MERLIN EDGE inc.