Form 40-F
period 2003-12-31
PENGROWTH ENERGY TRUST
filed 2004-05-19
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003	Commission File Number: 1-31253

PENGROWTH ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311 (Primary Standard Industrial Classification Code Number)	None (I.R.S. Employer Identification Number)

Suite 2900, 111– 5th Avenue S.W.
Calgary, Alberta Canada T2P 3Y6
(403) 233-0224
(Address and telephone number of Registrant’s principal executive offices)

Vinson & Elkins L.L.P.
2300 First City Tower, 1001 Fannin
Houston, Texas 77002-6760
(713) 758-2222

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Trust Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT
CONTROLS AND PROCEDURES
NOTICES PURSUANT TO REGULATION BTR
IDENTIFICATION OF THE AUDIT COMMITTEE
AUDIT COMMITTEE FINANCIAL EXPERT
GOVERNANCE DISCLOSURE INCORPORATED BY REFERENCE
UNDERTAKING
SIGNATURES
APPENDIX A
GLOSSARY OF TERMS AND ABBREVIATIONS
CONVERSION
PRESENTATION OF OUR FINANCIAL INFORMATION
PRESENTATION OF OUR RESERVE INFORMATION
FORWARD-LOOKING STATEMENTS
PENGROWTH ENERGY TRUST
GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST
Organization and Structure
Business Strategy and Strengths
Historical Development
Recent Acquisitions, Financings and Developments
Trends
PENGROWTH MANAGEMENT LIMITED
Business
Management Agreement
PENGROWTH CORPORATION — OPERATIONAL INFORMATION
Principal Properties
Reserves
Additional Information Relating to Reserves Data
Other Oil And Gas Information
Production
Replacement of Properties
Borrowing
TRUST UNITS
The Trust Indenture
The Trustee
Redemption Right
Voting at Meetings of Pengrowth Trust
Voting at Meetings of Pengrowth Corporation
Termination of Pengrowth Trust
Unitholder Limited Liability
Special Voting Unit
2004 Annual and Special Meeting
THE ROYALTY INDENTURE
Royalty Units
The Royalty
The Trustee
DISTRIBUTIONS
INDUSTRY CONDITIONS
Government Regulation
Pricing and Marketing — Oil
Pricing and Marketing — Natural Gas
The North American Free Trade Agreement
Provincial Royalties and Incentives
Environmental Regulation
SELECTED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
Directors and Officers of Pengrowth Management
Principal Holders of Shares of Pengrowth Management
Directors and Officers of Pengrowth Corporation
RISK FACTORS
CONFLICTS OF INTEREST
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
ADDITIONAL INFORMATION
APPENDIX B
APPENDIX C
APPENDIX E
APPENDIX F
APPENDIX G
EXHIBITS
Consent of Independent Chartered Accountants
Consent of Gilbert Lausten Jung Associates Ltd.
Certificate pursuant to Section 906
Certificate of CEO - Rule 13a-14(a) or 15d-14
Certificate of CFO - Rule 13a-14(a) or 15d-14

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

     For Annual Reports indicate by check mark the information filed with this Form:

☑	Annual information form	☑	Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

     There were 123,873,651 Trust Units, of no par value, outstanding as of December 31, 2003.

     Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐       No ☑

     Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☑      No ☐

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

     The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

Appendix	Documents

A	Pengrowth Energy Trust Renewal Annual Information Form for the year ended December 31, 2003.

B	Management’s Discussion and Analysis (included on pages 42 through 65 of the Pengrowth Energy Trust 2003 Annual Report).

C	Consolidated Financial Statements of Pengrowth Energy Trust (included on pages 66 through 97 of the Pengrowth Energy Trust 2003 Annual Report), including footnote 20 thereof which includes a reconciliation of the Consolidated Financial Statements to United States generally accepted accounting principles.

D	Five Year Review – Pengrowth Energy Trust Consolidated Financial Results (included on pages 98 through 99 of the Pengrowth Energy Trust 2003 Annual Report).

E	Corporate Governance (included on pages 100 through 102 of the Pengrowth Energy Trust 2003 Annual Report).

F	Part II – Corporate Governance (included on pages 12 through 21 of the Pengrowth Energy Trust Information Circular – Proxy Statement dated March 15, 2004).

G	Oil and Gas Producing Activities Prepared in Accordance with SFAS No. 69 – “Disclosures about Oil and Gas Producing Activities”.

CONTROLS AND PROCEDURES

     As of a date within 90 days of the date of filing this Annual Report, an evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as that term is defined in Form 40-F. Based on that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

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

NOTICES PURSUANT TO REGULATION BTR

None

IDENTIFICATION OF THE AUDIT COMMITTEE

The registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Thomas A. Cumming, Michael A. Grandin and Michael S. Parrett.

AUDIT COMMITTEE FINANCIAL EXPERT

     The board of directors of the Registrant has determined that Messrs. Michael A. Grandin and Michael S. Parrett, members of the Registrant’s audit committee, qualify as an audit committee financial experts for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that Messrs. Grandin and Parrett are also independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange. The Commission has indicated that the designation of Messrs. Grandin and Parrett as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or liabilities on them that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

GOVERNANCE DISCLOSURE INCORPORATED BY REFERENCE

     Certain disclosure regarding the corporate governance practices of the Registrant, including disclosure of the Registrant’s code of ethics, principal accountant fees and services, pre-approval policies and procedures, off-balance sheet arrangements and contractual obligations, is included on pages 55 through 57 of the Annual Information Form contained in Appendix C and incorporated herein.

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

Date: May 17, 2004	PENGROWTH ENERGY TRUST by its Administrator PENGROWTH CORPORATION

	By:	/s/ James S. Kinnear

James S. Kinnear
President and Chief Executive Officer

APPENDIX A

PENGROWTH ENERGY TRUST RENEWAL ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2003

PENGROWTH ENERGY TRUST

RENEWAL ANNUAL INFORMATION FORM

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

May 17, 2004

GLOSSARY OF TERMS AND ABBREVIATIONS	4
CONVERSION	5
PRESENTATION OF OUR FINANCIAL INFORMATION	5
PRESENTATION OF OUR RESERVE INFORMATION	6
FORWARD-LOOKING STATEMENTS	6
PENGROWTH ENERGY TRUST	8
GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST	8
Organization and Structure	8
Business Strategy and Strengths	9
Historical Development	10
Recent Acquisitions, Financings and Developments	12
Trends	16
PENGROWTH MANAGEMENT LIMITED	16
Business	16
Management Agreement	16
PENGROWTH CORPORATION — OPERATIONAL INFORMATION	18
Principal Properties	18
Reserves	24
Additional Information Relating to Reserves Data	32
Other Oil And Gas Information	33
Production	35
Replacement of Properties	37
Borrowing	37
TRUST UNITS	37
The Trust Indenture	37
The Trustee	38
Redemption Right	38
Voting at Meetings of Pengrowth Trust	38
Voting at Meetings of Pengrowth Corporation	38
Termination of Pengrowth Trust	39
Unitholder Limited Liability	39
Special Voting Unit	39
2004 Annual and Special Meeting	39
THE ROYALTY INDENTURE	39
Royalty Units	39
The Royalty	40
The Trustee	41
DISTRIBUTIONS	41
INDUSTRY CONDITIONS	41
Government Regulation	41
Pricing and Marketing — Oil	42
Pricing and Marketing — Natural Gas	42
The North American Free Trade Agreement	42
Provincial Royalties and Incentives	42
Environmental Regulation	44

SELECTED FINANCIAL INFORMATION	44
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION	45
MARKET FOR SECURITIES	45
DIRECTORS AND OFFICERS	45
Directors and Officers of Pengrowth Management	45
Principal Holders of Shares of Pengrowth Management	45
Directors and Officers of Pengrowth Corporation	46
RISK FACTORS	47
CONFLICTS OF INTEREST	55
CODE OF ETHICS	56
PRINCIPAL ACCOUNTANT FEES AND SERVICES	56
PRE-APPROVAL POLICIES AND PROCEDURES	57
OFF-BALANCE SHEET ARRANGEMENTS	57
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	57
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE	57
ADDITIONAL INFORMATION	57

Unless otherwise indicated, all of the information provided in this Annual Information Form is as at December 31, 2003.

GLOSSARY OF TERMS AND ABBREVIATIONS

Capitalized terms in this Annual Information Form has the meanings set forth below:

Corporate

•	Board of Directors refers to the board of directors of Pengrowth Corporation;

•	Computershare refers to Computershare Trust Company of Canada;

•	Pengrowth, we, us and our refers to Pengrowth Trust and Pengrowth Corporation on a consolidated basis;

•	Pengrowth Corporation refers to Pengrowth Corporation, the administrator of Pengrowth Trust;

•	Pengrowth Management refers to Pengrowth Management Limited, the manager of Pengrowth Trust and Pengrowth Corporation;

•	Pengrowth Trust refers to Pengrowth Energy Trust; and

•	unitholders refers to holders of trust units issued by Pengrowth Trust.

Engineering

•	Developed Non-Producing Reserves refers to those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown;

•	Developed Producing Reserves refers to those reserves expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production and the date of resumption of production must be known with reasonable certainty;

•	Developed Reserves refers to those reserves that are expected to be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production. The developed category may be subdivided into producing and non-producing;

•	Emera refers to Emera Inc. and its subsidiaries, associates and affiliates on a consolidated basis;

•	GLJ refers to Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants, Calgary, Alberta;

•	GLJ Report refers to the report prepared by GLJ dated February 19, 2004, having an effective date of December 31, 2003;

•	Gross with respect to production and reserves refers to the total production and reserves attributable to a property before the deduction of royalties and with respect to land and wells refers to the total number of acres or wells, as the case may be, in which Pengrowth has a working interest or a royalty interest;

•	Net refers to Pengrowth’s working interest share of production or reserves, as the case may be, after the deduction of royalties, and, with respect to land and wells, refers to Pengrowth’s working interest share therein;

•	Pengrowth Gross Reserves or Pengrowth Interest refers to Pengrowth’s working interest and royalty interest share of reserves before the deduction of royalties;

•	Pengrowth Total Proved Plus Probable Reserves means Pengrowth’s working interest share of Total Proved Plus Probable Reserves before the deduction of royalties;

•	Probable Reserves refers to those additional reserves that are less likely to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

•	Proved Reserves refers to those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

•	Reserve Life Index refers to the number of years determined by dividing the aggregate of the reserves of a property by the estimated production per year from such property using estimated production for the year 2004 as a reference;

•	Reserves refers to estimated remaining quantities of oil and natural gas and related substances anticipated to be recovered from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and specified economic conditions which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimate;

•	royalty interest refers to an interest in an oil and gas property consisting of a royalty granted in respect of production from the property;

•	Total Proved Plus Probable Reserves means the aggregate of Proved Reserves and Probable Reserves before the deduction of royalties;

•	Undeveloped Reserves refers to those reserves expected to be produced from known accumulation where a significant expenditure (eg. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserve classification (proved, probable) to which they are assigned;

•	Unitization refers to a process whereby owners of adjoining properties pool reserves into a single unit operated by one of the owners, typically in order to conduct secondary recovery projects in a manner that promotes improved recovery of reserves from a pool or field; and

•	working interest refers to the percentage of undivided interest held by Pengrowth in an oil and gas property.

Abbreviations

•	bbl, bbls, mbbls, and mmbbls refers to barrel, barrels, thousands of barrels and millions of barrels, respectively;

•	bblpd refers to barrels per day;

•	boe, mboe and mmboe refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or NGLs or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of 6 mcf of natural gas to one boe is based on an energy equivalency conversation method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead;

•	boepd refers to barrels of oil equivalent per day;

•	$M and $MM refers to thousands of dollars and millions of dollars, respectively;

•	mmbtu and mmbtupd refers to a million british thermal units and million british thermal units per day respectively;

•	mcf, mmcf, bcf and tcf refers to thousands of cubic feet, millions of cubic feet, billions of cubic feet and trillions of cubic feet, respectively;

•	mcfpd and mmcfpd refers to thousands of cubic feet per day and millions of cubic feet per day respectively; and

•	NGLs refers to natural gas liquids.

CONVERSION

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

PRESENTATION OF OUR FINANCIAL INFORMATION

     Unless we indicate otherwise, financial information in this Annual Information Form has been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 20 to the audited annual consolidated financial statements of Pengrowth Trust beginning on page 91 of Pengrowth Trust’s 2003 Annual Report.

     We present our financial information in Canadian dollars.

PRESENTATION OF OUR RESERVE INFORMATION

     The United States Securities and Exchange Commission (the “SEC”) generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. In 2003, the securities regulatory authorities in Canada (other than Québec) adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes new oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves but also probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves. Because we are permitted to prepare this Annual Information Form in accordance with Canadian disclosure requirements, we have disclosed in this Annual Information Form and in the documents incorporated by reference reserves designated as “probable”. If this Annual Information Form was required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would prohibit reserves in these categories from being included. Moreover, in accordance with Canadian practice, we have determined and disclosed estimated future net cash flow from our reserves using both escalated and constant prices and costs; for the constant prices and costs case, prices and costs in effect as of December 31, 2003 were held constant for the economic life of the reserves. The SEC does not permit the disclosure of estimated future net cash flow from reserves based on escalating prices and costs and generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. For a description of these and additional differences between Canadian and U.S. standards of reporting reserves, see “Risk Factors — Canadian and United States practices differ in reporting reserves and production”. Additional information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to our oil and gas reserves is set forth in our Form 40-F.

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

     In particular, this Annual Information Form, including the documents incorporated by reference, contains forward-looking statements pertaining to the following:

•	the size of our reserves;

•	estimates of future oil and natural gas production;

•	projections of market prices and costs;

•	supply and demand for oil and natural gas;

•	expectations regarding the ability to raise capital and to continually add to our reserves through acquisitions and exploration and development; and

•	treatment under governmental regulatory regimes.

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

PENGROWTH ENERGY TRUST

     Pengrowth Trust is an oil and gas royalty trust that was created under the laws of the Province of Alberta on December 2, 1988. Pengrowth Trust is governed by a trust indenture dated June 17, 2003 (amending and restating the trust indenture dated April 23, 2002), with further amendments authorized by unitholders on April 22, 2004, between Pengrowth Corporation and Computershare, as trustee. In 1996, Pengrowth Trust’s original name, “Pengrowth Gas Income Fund”, was changed to “Pengrowth Energy Trust”. The purpose of Pengrowth Trust is to purchase and hold royalty units issued by Pengrowth Corporation, its majority owned subsidiary, and to issue trust units to members of the public. Pengrowth Corporation acquires, owns and manages working interests and royalty interests in oil and natural gas properties. The beneficiaries of Pengrowth Trust are the unitholders.

     Pengrowth Corporation was created under the laws of the Province of Alberta on December 30, 1987. In 1998, the name of Pengrowth Corporation was changed from “Pengrowth Gas Corporation” to “Pengrowth Corporation”. Pengrowth Corporation has 1,100 common shares outstanding, 1,000 of which are owned by Pengrowth Trust and 100 of which are owned by Pengrowth Management.

     Pengrowth Management was created under the laws of the Province of Alberta on December 16, 1982. Pengrowth Management serves as the manager of Pengrowth Trust and as the manager of Pengrowth Corporation.

GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST

Organization and Structure

     Under a royalty indenture dated June 17, 2003 (amending and restating the royalty indenture dated April 23, 2002), with further amendments authorized by unitholders on April 22, 2004, between Pengrowth Corporation and Computershare, as trustee, Pengrowth Corporation has granted a royalty consisting of a 99% share of “royalty income” to the holders of royalty units. The royalty units represent fractional undivided interests in the royalty.

     Under the trust indenture, Pengrowth Trust has issued trust units to the unitholders. Each trust unit represents a fractional undivided beneficial interest in Pengrowth Trust. Our unitholders are entitled to receive monthly distributions in respect of the royalty and in respect of investments that are held directly by us.

     Pengrowth Trust presently holds approximately 99.9% of the royalty units issued by Pengrowth Corporation. In addition, Pengrowth Trust holds other permitted investments, such as oil and gas processing facilities and cash.

     Pursuant to the unanimous shareholder agreement dated June 17, 2003 (amending and restating the unanimous shareholder agreement dated April 23, 2002), with further amendments authorized by unitholders on April 22, 2004, among Pengrowth Management, Pengrowth Trust, Pengrowth Corporation and Computershare, our unitholders and holders of royalty units (other than Computershare) are entitled to notice of, and to attend, all meetings of shareholders of Pengrowth Corporation and vote as shareholders at all meetings of the shareholders of Pengrowth Corporation to the same extent as if they were holders of common shares of Pengrowth Corporation, including voting on the election of the directors of Pengrowth Corporation (other than the two directors to be appointed by Pengrowth Management), approving its financial statements, appointing its auditors and appointing the auditor of Pengrowth Trust. In addition, our unitholders are entitled to vote on any proposed amendment to the unanimous shareholder agreement.

     The principal business of Pengrowth Management is that of a specialty fund manager. Pengrowth Management currently provides advisory, management, and administrative services to Pengrowth Trust and to Pengrowth Corporation. In particular, Pengrowth Management also manages and provides services relating to the acquisition and disposition of oil and natural gas properties and other related assets on behalf of Pengrowth Corporation.

     James S. Kinnear, President and a director of Pengrowth Management and Chairman, President, Chief Executive Officer and a director of Pengrowth Corporation, owns, directly or indirectly, all of the issued and outstanding voting securities of Pengrowth Management.

     The following chart illustrates the organization and structure of Pengrowth.

Business Strategy and Strengths

     Our goal is to maximize cash distributions on a per trust unit basis to our unitholders over time while enhancing the value of our trust units. We generally do not explore for oil and natural gas. Instead, we focus on making accretive acquisitions and maximizing the value of our mature property base by reducing operating costs, implementing new development technologies, including three dimensional seismic and tertiary recovery operations, and implementing other operational efficiencies.

     Our ability to pay out distributions while enhancing unitholder value over time is dependent upon effective operations and our ability to make acquisitions which yield returns that exceed our cost of capital. We evaluate acquisition opportunities based upon the following acquisition criteria:

Financial

•	Acquisitions should increase future distributions on a per trust unit basis based upon current economics.

•	The undiscounted aggregate projected future net cash flow from the properties should exceed the aggregate purchase price of the properties and provide a reasonable rate of return.

•	The oil and gas producing properties to be acquired should, in the context of the market, have an attractive rate of return and a relatively low reserve cost.

Operational

•	Properties to be acquired should be high quality, relatively long life, proven producing properties. Pengrowth Corporation gives priority to properties with:

•	low anticipated capital expenditures relative to the cash generation potential of the properties;

•	relatively low operating costs or high netbacks;

•	experienced, well regarded industry operators or where operatorship may be assumed by Pengrowth;

•	favourable production history;

•	upside potential through infill drilling, improved field operations and other development activities;

•	relatively long reserve life; and

•	low environmental and site remediation risk.

Independent Verification

•	Each purchase of new properties will be based on an independent engineering report except for properties where the purchase price is less than $5 million.

     Our structure, tax effectiveness and cost of capital allow us to bid competitively for oil and natural gas properties relative to taxable corporations and other taxable entities. Opportunities to acquire oil and gas properties generally arise from sellers looking to reduce indebtedness, seeking funds for higher risk exploration and development activities, exiting the business, or fulfilling other strategic objectives.

Historical Development

     Pengrowth Corporation’s first acquisition, in December of 1988, was the purchase of a 2.6507% interest in the Dunvegan Gas Unit No. 1 located near Fairview, Alberta in the Peace River Arch. Pengrowth Corporation financed the acquisition by issuing 1,250,000 royalty units at a price of $10.00 per royalty unit, substantially all of which were issued to Pengrowth Trust. Pengrowth Trust issued 1,243,500 trust units to the public at a price of $10.00 per trust unit for gross proceeds of $12,435,000 which were used to pay for the royalty units. An additional 56,500 royalty units were also issued in the public offering which remain outstanding.

     Commencing in 1991, Pengrowth Management adopted a plan, and established criteria, to build unitholder value through accretive acquisitions and financings of those acquisitions. Thereafter Pengrowth Corporation completed a series of acquisitions that were financed through periodic issuances of trust units, rights offerings and bank indebtedness.

     Pengrowth Trust commenced a series of fully marketed equity offerings in 1994 to fund various property acquisitions. Since that time Pengrowth Corporation has continued a course of targeted asset acquisitions for cash. The most significant purchases and financings are described below.

     Effective July 1, 1997, Pengrowth Corporation acquired a 98.11% working interest in the Judy Creek Beaverhill Lake Unit, a 94.58% working interest in the Judy Creek West Beaverhill Lake Unit, and a 9.58% working interest in the Swan Hills Unit No. 1 for a net purchase price of $496.1 million. In November 1997, Pengrowth Corporation increased its working interest in the Judy Creek Beaverhill Lake Unit to 100%. On October 15, 1997, Pengrowth Trust completed an offering of 23,928,572 trust units on an installment receipt basis with $12.50 per trust unit paid on closing and the balance of $8.75 per unit due on or before October 15, 1998. Gross proceeds raised amounted to $508 million comprised of cash of $299 million and an installment receivable of $209 million. On April 15, 1998, Pengrowth Corporation assumed operatorship of the Judy Creek Units from Imperial Oil Resources Ltd. Effective October 15, 1998, Pengrowth Trust acquired certain facilities interests related to operations in the Judy Creek and Swan Hills areas from Pengrowth Corporation for consideration of $106,000,000. Pengrowth Trust entered into an agreement to lease the facilities back to Pengrowth Corporation.

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

     Effective June 15, 2001, Pengrowth Corporation acquired a royalty representing substantially all of the beneficial interest in the natural gas and liquids production from an 8.4% working interest in the Sable Offshore Energy Project (“SOEP”) from Nova Scotia Resources (Ventures) Limited (“NSRVL”), for $265 million (net adjusted price of $228.4 million). On December 24, 2001, Pengrowth Corporation acquired certain additional petroleum and natural gas rights and other assets from NSRVL for a gross purchase price of $27.5 million.

     On June 4, 2002, Pengrowth Trust issued 8,000,000 trust units at a price of $15.40 per trust unit for total gross proceeds of $123.2 million.

     On October 1, 2002, with an effective date of July 1, 2002, Pengrowth Corporation acquired certain properties located in northern British Columbia from Calpine Natural Gas Partnership for net consideration after adjustments of $352 million.

     In November, 2002, Pengrowth Trust completed a cross-border equity offering in Canada and the United States of 20,125,000 trust units at $14.00 per trust unit (US$8.93 per unit) for gross proceeds of approximately $281.8 million. In total, two public trust unit offerings completed during 2002 raised $380 million in net equity proceeds.

     On April 23, 2003, Pengrowth completed a US$200 million private placement of senior unsecured notes to a group of U.S. investors. The notes were offered in two tranches: US$150 million at 4.93% due April 23, 2010 and US$50 million at 5.47% due April 23, 2013. Interest on the notes is payable semi-annually.

     On May 7, 2003, Pengrowth Corporation acquired an 8.4% working interest in the four SOEP production facilities downstream of Thebaud Central Platform from SOEP co-venturers ExxonMobil Canada Properties, Shell Canada Resources Limited, Imperial Oil Resources Ltd. and Mosbacher Operating Company Ltd. for net consideration of approximately $57 million.

     Since the formation of Pengrowth in 1988, Pengrowth has completed a total of 17 public financings of equity for gross proceeds in excess of $2 billion.

Recent Acquisitions, Financings and Developments

SOEP Facilities Acquisition

     On December 31, 2003, Pengrowth Corporation acquired an 8.4% working interest in the SOEP offshore production platforms and associated sub-sea field gathering lines from Emera for net consideration of approximately $65 million including approximately $20 million in cash and a $45 million note payable over three years. In addition, Pengrowth Corporation obtained an 8.4% working interest in the SOEP reserves in exchange for its 99.9% SOEP royalty interest in 8.4% of the reserves and production from SOEP. Combined with Pengrowth Corporation’s May, 2003 purchase of an 8.4% working interest in the downstream SOEP pipelines and processing facilities, Pengrowth Corporation holds an undivided 8.4% working interest in all of SOEP. In addition, in June, 2003, Pengrowth acquired interests in eleven significant discovery licenses from Nova Scotia Resources (Ventures) Limited for $4.5 million and a 10% net profits interest.

2004 Equity Financing

     On March 23, 2004, Pengrowth Trust completed an equity offering of 10,900,000 trust units, including 2,700,000 trust units issued upon exercise of an underwriters’ option, at a price of $18.40 per trust unit for gross proceeds of $200.5 million.

Murphy Oil Acquisition

     On April 8, 2004 Pengrowth Corporation entered into an agreement with a subsidiary of Murphy Oil Corporation to acquire oil and natural gas assets in Alberta and Saskatchewan for $550 million through the purchase of shares in a Alberta numbered company.

     The properties to be acquired represent a diverse group of assets within western Canada, including interests in the West Central and Peace River Arch areas (including interests in the McLeod, Deep Basin and Peace River Arch areas); Southern Alberta (including interests in the Countess, Princess and Twining/Three Hills areas); and heavy oil (including interests in the Lindbergh, Tangleflags, and Lloydminster areas). Current production from the interests Pengrowth is acquiring is approximately 15,500 boepd before royalties, comprised of 46 mmcfpd of natural gas, 1,550 bblpd of light medium crude oil and natural gas liquids and 6,250 bblpd of heavy oil. Subsequent to the acquisition, Pengrowth Corporation’s total production will increase from the current level of approximately 45,600 boepd to approximately 60,000 boepd, an increase of 32%. The properties also include 219,000 acres of undeveloped land.

     Pengrowth Corporation will complete the acquisition with cash on hand including the proceeds of the March 23, 2004 equity issue and through committed interim debt provided by Pengrowth Corporation’s lead banker. Various options are being examined with respect to permanent financing. There are limited tax pools associated with the transaction and Pengrowth Corporation will assume various marketing and transportation arrangements as part of the consideration.

2004 Annual and Special Meetings

     Reclassification of Trust Unit Capital

     At the annual general and special meeting of the shareholders of Pengrowth Corporation, the annual and special meeting of unitholders and the special meeting of royalty unitholders, held on April 22, 2004, amendments were approved to the trust indenture, royalty indenture, unanimous shareholder agreement and articles of Pengrowth Corporation to facilitate the reclassification of our trust unit capital by in excess of 95% of the votes cast at the meetings.

     The unitholders approved the reclassification of our trust unit capital into two classes of units: Class A Trust Units and Class B Trust Units (the “A/B Unit Structure”). Each class of new trust units will have the same rights as the existing trust units to vote, obtain distributions and obtain assets upon the wind-up or dissolution of Pengrowth Trust. The only distinction between the two classes of units will be in respect of the residency of the persons entitled to hold and trade the Class A and Class B Trust Units. The Class A Trust Units are not subject to any residency restriction, will trade on both the TSX and NYSE, may be exchanged at any time for Class B Trust Units provided that the holder is a resident of Canada and provides suitable residency declaration, and are subject to a restriction on the number to be issued such that the Class A Trust Units will not exceed 99% (the “Ownership Threshold”) of the number of issued and outstanding Class B Trust Units (subject to certain transitional provisions). The Class B Trust Units may not be held by non-residents of Canada, will trade only on the TSX and may be exchanged by holder for Class A Trust Units, provided that the Ownership Threshold will not be exceeded.

     Pengrowth Trust intends to take all necessary measures to ensure that it continues to qualify as a mutual fund trust, within the meaning of the Income Tax Act (Canada) (the “Tax Act”), on the basis that it is not reasonable, at any time, to consider that Pengrowth Trust was established or is maintained primarily for the benefit of non-residents of Canada.

     Pengrowth Trust was formed in 1988 as a “mutual fund trust” under the Tax Act. The trust units are listed and posted for trading on the New York Stock Exchange (“NYSE”) under the symbol PGH and on the Toronto Stock Exchange (“TSX”) under the symbol PGF.UN. Since the trust units were listed on the NYSE in April, 2002, and in particular since the completion of the cross-border offering of trust units in November, 2002, Pengrowth Trust has experienced increased interest in its trust units by non-residents of Canada, both in terms of trading volumes and level of ownership.

     In making residency determinations, Pengrowth Trust has relied upon ADP Reports (reports prepared by ADP Investor Communications (“ADP”) to show the geographical locations of beneficial owners of trust units) as the best available information about the residency of unitholders. There are uncertainties in the ADP Reports and Pengrowth Trust has conservatively assumed that unknown or non-reporting ADP participants represent non-resident unitholders.

     On March 4, 2004, in conjunction with the release of Pengrowth Trust’s year end 2003 financial results, Pengrowth Trust announced that it was developing a strategy to address non-resident ownership levels. The following priorities were adopted by the Board of Directors:

•	compliance with the mutual fund trust requirements of the Tax Act;

•	maintenance of orderly markets for trust units in Canada and the U.S.; and

•	the ability to continue to raise capital within Canada and the U.S. to facilitate growth of unitholder value.

     The Board of Directors have resolved, and the unitholders have approved, a resolution to amend the trust indenture to enhance the structure and procedures that regulate non-resident ownership of trust units and ensure that Pengrowth Trust continues to maintain its “mutual fund trust” status. Among other things, these amendments will result in the reclassification of the existing trust units into Class B Trust Units and the immediate conversion thereafter of any such units held by non-residents into Class A Trust Units. The Board of Directors believes that these changes together with the other changes described below are in the best interests of unitholders.

     The Board of Directors believe that the A/B Unit Structure must be put in place to maintain non-resident ownership of the equity of Pengrowth Trust at below 50%. Provisions that restrict foreign ownership are not unique. They presently exist in the transportation, banking and telecommunications sectors of the Canadian economy. The Board of Directors believe that it is practicable to maintain an active market for securities in both Canada and the United States and also maintain Pengrowth Trust’s mutual fund trust status.

     The Board of Directors is of the view that:

•	the reclassification can be accomplished without adverse tax consequences to unitholders resident either in Canada or in the United States; and

•	corporate mechanisms are available and will be implemented by Pengrowth Corporation to monitor and control Non-Resident ownership of Class B Units following the reclassification.

     Subject to receipt of stock exchange and other regulatory approvals, which Pengrowth Corporation has applied for, the reclassification will be implemented upon receipt of satisfactory tax advice by the Board of Directors.

     Following the reclassification, the following procedures will be adopted to monitor and constrain the ownership of Class B Trust Units by non-residents of Canada:

•	Canadian Depository for Securities Limited (“CDS”) will be advised that it is prohibited from holding Class B Trust Units on behalf of non-residents. Pengrowth Corporation will require participants in the book-based system to provide a participant declaration on a periodic basis to ensure that no non-resident of Canada owns any Class B Trust Units;

•	Depository Trust Company (“DTC”) will not be permitted to hold Class B Trust Units;

•	the number of issued and outstanding Class A Trust Units will be monitored to ensure the number of such limits does not exceed 99% of the number of issued and outstanding Class B Trust Units;

•	Class B Trust Units may be exchanged for Class A Trust Units. However, Pengrowth Corporation will implement a reservation system pursuant to which a reservation number must be obtained for the conversion of Class B Trust Units to Class A Trust Units;

•	Class A Trust Units may be exchanged for Class B Trust Units provided that the transferee provides a residency declaration; and

•	Class A Trust Units will be registered with CDS, DTC and Computershare in the same manner as the registered and book based system which currently operates in respect of trust units.

     These rules and procedures may be amended from time to time by Pengrowth Trust and Computershare.

     Maintaining its status as a mutual fund trust is of fundamental importance to Pengrowth Trust. The negative tax consequences in the event of the loss of Pengrowth’s trust status as a mutual fund trust are summarized under the heading “Risk Factors”.

     The Tax Act currently provides that where at any time it can reasonably be considered that a trust is established or is maintained primarily for the benefit of non-resident persons, it will not be a mutual fund trust unless, among other exceptions which are not applicable to Pengrowth Trust, all or substantially all of its property consisted of property other than “taxable Canadian property” at all times since February 21, 1990. The Canadian Federal Budget dated March 23, 2004 (the “Federal Budget”) proposes to amend the Tax Act to provide that for the purpose of this exception Canadian resource property, such as the royalty held by Pengrowth Trust, will be taxable Canadian property. The Federal Budget provides that this amendment will not apply before 2007 to a trust that would otherwise cease on March 23, 2004 to be a mutual fund trust as a result of this newly proposed rule.

     An ADP report received by Pengrowth Trust indicated that the ownership of trust units by non-residents was approximately 53% on the morning of the Federal Budget and was reduced to approximately 48.5% on the same date through the completion of a Canadian only bought deal equity issue of trust units.

     It is highly likely that the reclassification can be implemented without adverse tax consequences to unitholders resident either in Canada or in the United States. However, the interpretation and application of some of the relevant provisions of the Tax Act and the Federal Budget are somewhat unclear and the Board of Directors is of the view that the status of Pengrowth Trust as a mutual fund trust could potentially be subject to some risk if non-resident ownership of trust units is allowed to exceed 50% for a material period of time. As the ownership of trust units by non-residents appears to be increasing over time, the Board of Directors considers it very important to implement the reclassification of trust unit capital as soon as possible. To provide certainty to the reclassification, the Board of Directors would prefer to implement the reclassification after obtaining an advance tax ruling or other assurances from CRA acceptable to Pengrowth Trust and the Board of Directors. The advance tax ruling process permits a taxpayer to confirm certain tax consequences of proposed transactions in advance. However, given the time that may be required to obtain an advance tax ruling and the likely increase in non-resident ownership during such period, the Board of Directors has determined that it may be prudent to implement the reclassification of trust unit capital without an advance tax ruling. On balance, the Board of Directors may determine that the preferred course, and the one that exposes the unitholders to the least tax risk, is the practical course of complying as quickly as possible with the Canadian federal government’s apparent policy objective of maintaining foreign ownership of trust units at below 50%.

     Exchangeable Shares

     At the shareholders’ meeting and royalty unitholders’ meeting conducted on April 22, 2004, amendments were made to the Unanimous Shareholder Agreement to facilitate the issuance of exchangeable shares. The amendments approved will give the Board of Directors greater flexibility to issue a series of exchangeable shares of Pengrowth Corporation which could meet Pengrowth Corporation’s objectives of creating a security that is economically similar to trust units, marketable in Canada, the United States and internationally, with favourable income tax consequences in the offered jurisdictions and that can be issued by Pengrowth Trust without exceeding the residency restrictions under the mutual fund trust requirements of the Tax Act. Among other things, exchangeable shares may provide a valuable alternative source of equity to Pengrowth Corporation to finance ongoing capital commitments of Pengrowth Corporation, new acquisitions and for other general corporate purposes. The exchangeable shares will be securities of Pengrowth Corporation that have rights upon a liquidation, wind-up or dissolution of Pengrowth Corporation (a “Liquidation Event”) that are economically similar to the rights of trust unitholders under the Trust Indenture and Royalty Indenture, except in relation to assets other than royalty units that may be held by Pengrowth Trust and the impact of general claims against Pengrowth Corporation. As a result of the amendments approved, exchangeable shares will have the same rights as the rights of the holders of common shares of Pengrowth Corporation to vote, to dividends or to share splits in lieu of dividends and to the assets of Pengrowth Corporation upon the occurrence of a Liquidation Event.

     In addition to the foregoing objective, the exchangeable shares may be eligible for investment by certain classes of investors for whom there are limitations with respect to holding trust units. The exchangeable shares may also facilitate business combinations and acquisitions and may be issued to Pengrowth Management should there be a wind-up or termination of the Management Agreement.

     The creation of exchangeable shares was originally approved by unitholders at the Annual and Special Meetings held on June 17, 2003. It was contemplated at that time if a Liquidation Event were to occur, that holders of exchangeable shares would exercise their exchange right for trust units and would participate along with trust unitholders in accordance and provisions prescribed by the Royalty Indenture and the Trust Indenture. However, a series of exchangeable shares may, from time to time, be issued that would limit the right of exchange to holders of exchangeable shares who are resident in Canada or the right of exchange may otherwise be prescribed in terms of Class B Trust Units and the conditions of ownership thereof.

     In order not to disenfranchise any holders of exchangeable shares and to create clear rights with respect to the assets of Pengrowth Corporation subject to claims against Pengrowth Corporation, unitholder approval was obtained to make appropriate amendments to the Royalty Indenture to create insolvency rights with respect to the assets of Pengrowth Corporation which are economically similar to the rights of trust unitholders under the Trust Indenture and the Royalty Indenture. Although economically similar, these rights are distinct from the rights of holders of trust units in that the holders of exchangeable shares shall only have a claim against the assets of Pengrowth Corporation if a Liquidation Event shall occur and shall have no claim against the cash or other assets of Pengrowth Trust. The exchangeable shares, shall in the same manner as the common shares, be subject to claims made against the Corporation generally.

     Upon a Liquidation Event, an amount will be withheld from the assets or monies available for distribution to royalty unitholders under the Royalty Indenture to be paid to holders of the exchangeable shares and common shares representing the proportion of the economic interests in Pengrowth Corporation represented by the exchangeable shares and in the common shares compared with the beneficial economic interest in Pengrowth Corporation held by the trust unitholders (through the royalty units held by Pengrowth Trust).

     New Long-Term Incentive Plan

     The unitholders approved a new long-term incentive program and the grant of up to 250,000 phantom units and corresponding treasury units to executive officers of Pengrowth Corporation in accordance with the terms of the program. The mechanics of the program are as follows:

•	The Board of Directors will allocate phantom trust units under the program to executive officers of Pengrowth Corporation from time to time as part of their total compensation. Subject to vesting conditions to be determined by the Board of Directors, the phantom trust units can be exchanged by holders at any time for trust units to be issued from treasury for nil consideration.

•	The phantom trust units will typically vest over a period of two years after the initial grant and the Board of Directors may prescribe other conditions for vesting such as personal performance or performance by Pengrowth Trust.

     Phantom distributions will be paid on the phantom trust units in the form of the issuance of additional phantom trust units based upon a deemed reinvestment formula using a 20-day weighted average market price and any phantom distributions so paid shall be considered to be fully vested phantom trust units.

     Amendments to Unanimous Shareholders Agreement

     Amendments to the Unanimous Shareholder Agreement were approved in order to: (i) provide that the special voting unit of Pengrowth Trust will be entitled to a number of votes at any meeting of the shareholders of Pengrowth Corporation equal to the number of outstanding Exchangeable Shares (to provide voting rights for Exchangeable Shares that do not otherwise have voting rights); (ii) provide voting rights to the Common Shares and to any series of Exchangeable Shares that are provided with voting rights at the time they are created by the Board of Directors; (ii) permit stock splits of the Common Shares on equivalent terms to the Exchangeable Shares; and (iii) delete Article V of the Unanimous Shareholders Agreement which prohibits the issuance of additional shares of Pengrowth Corporation. These amendments are required to achieve the desired financial and tax consequences for the Exchangeable Shares.

Trends

     There are a number of business and economic factors which underlie trends in the oil and gas industry that influence the near term future of our business.

     The conversion of traditional oil and gas companies into income and royalty trusts has continued in 2003. The proliferation of income and royalty trusts, the efforts of these trusts to replace annual production declines and robust oil and natural gas prices have resulted in a very competitive market for the acquisition of oil and gas properties and related assets. There has been a corresponding increase in the valuation parameters for corporate and asset acquisitions, while at the same time income and royalty trusts, including Pengrowth Trust, have enjoyed favourable access to equity and debt capital markets.

     Commodity prices, while volatile, are at relatively high levels compared with historical averages, with oil prices currently at thirteen-year highs. However, the appreciation of the Canadian dollar in 2003 relative to the U.S. dollar has offset a portion of the economic benefit to Canadian oil and gas producers, including trusts, of these higher prices. Increases or decreases in the Canadian dollar relative to the U.S. dollar also result in decreases or increases, respectively, in revenues as operating costs are denominated in Canadian dollars. The Canadian dollar was strong in early 2004, but has weakened as of late.

     At the same time, interest rates have been at 42-year record lows, providing a significant stimulative impact on the North American economy.

     For additional information regarding Pengrowth Trust’s strategy in this business environment, see “Management’s Discussion and Analysis — Outlook” on page 65 of Pengrowth Trust’s 2003 Annual Report.

PENGROWTH MANAGEMENT LIMITED

Business

     The principal business of Pengrowth Management is that of a specialty fund manager. Pengrowth Management currently provides advisory, management, and administrative services primarily to Pengrowth Trust and Pengrowth Corporation. Pengrowth Management also previously provided investment advisory and management services in relation to investments by several Canadian pension funds in the energy sector. These investments were subsequently acquired by Pengrowth Corporation for royalty units and cash. Pengrowth Management utilizes its extensive experience and employs prudent oil and gas business practices to increase the value of the assets of Pengrowth Corporation through effective acquisitions and dispositions and through effective operations. Pengrowth Management has focused upon high quality, long life proven producing properties located in Canada. Pengrowth Management will continue to focus upon acquisitions which are strategic and which add value to Pengrowth Corporation and Pengrowth Trust on a per unit basis.

Management Agreement

     The unitholders and the holders of royalty units approved an amended and restated management agreement among Pengrowth Trust, Pengrowth Corporation, Pengrowth Management and Computershare, as trustee (the “Management Agreement”) at annual and special meetings held on June 17, 2003. The Management Agreement governs both Pengrowth Trust and Pengrowth Corporation. The Board of Directors negotiated the Management Agreement with Pengrowth Management, to incentisize future performance and to avoid the upfront termination payments associated with internalizations.

     Key elements of the Management Agreement are:

•	two distinct 3-year terms with a declining fee structure in the second 3-year term;

•	a base fee determined on a sliding scale:

•	in the first three-year contract term:

•	2% of the first $200 million of Income; and

•	1% of the balance of Income over $200 million; and

•	in the second three-year contract term:

•	1.5% of the first $200 million of Income; and

•	0.5% of the balance of Income over $200 million.

(For these purposes, “Income” means the aggregate of net production revenue of Pengrowth Corporation and any other income earned from permitted investments of Pengrowth Trust (excluding interest on cash or near-cash deposits or similar investments).

•	a performance based fee based on total returns received by unitholders which essentially compensates Pengrowth Management for total annual returns which average in excess of 8% per annum over a 3-year period;

•	a ceiling on total fees payable determined in reference to a percentage of the fees paid under the previous management agreement: 80% each year in the first three-year contract term and 60% each year in the second three-year contract term and subject to a further ceiling essentially equivalent to $12 million annually during the second three-year contract term;

•	requirement for Pengrowth Management to pay certain expenses of Pengrowth Corporation and Pengrowth Trust of approximately $2 million per year;

•	an annual minimum management fee of $3.6 million comprised of $1.6 million of management fees and $2.0 million of expenses;

•	key man provisions in respect of James S. Kinnear, the President of Pengrowth Management;

•	a bonus structure based on 10% of Pengrowth Management’s base fee for employees and special consultants of Pengrowth Corporation; and

•	an optional buyout of the Management Agreement at the election of the Board of Directors upon the expiry of the first three-year contract term with a termination payment of essentially 2/3 of the management fee paid during the first three-year contract term plus expenses of termination.

     The responsibilities of Pengrowth Management under the Management Agreement include:

•	reviewing and negotiating acquisitions for Pengrowth Corporation and Pengrowth Trust;

•	providing written reports to the Board of Directors to keep Pengrowth Corporation fully informed about the acquisition, exploration, development, operation and disposition of properties, the marketing of petroleum substances, risk management practices and forecasts as to market conditions;

•	supervising Pengrowth Corporation in connection with its acting as operator of certain of its properties;

•	arranging for, and negotiating on behalf of, and in the name of, Pengrowth Corporation all contracts with third parties for the proper management and operation of the properties of Pengrowth Corporation;

•	supervising, training and providing leadership to the employees and consultants of Pengrowth Corporation and assisting in recruitment of key employees of Pengrowth Corporation;

•	arranging for professional services for Pengrowth Corporation and Pengrowth Trust;

•	arranging for borrowings by Pengrowth Corporation and equity issuances by Pengrowth Trust; and

•	conducting general unitholder services, including investor relations, maintaining regulatory compliance, providing information to unitholders in respect of material changes in the business of Pengrowth Corporation or Pengrowth Trust and all other reports required by law, and calling, holding and distributing material in respect of meetings of unitholders and holders of royalty units.

     Despite the broad authority of Pengrowth Management, approval of the Board of Directors is required on decisions relating to any offerings, including the issuance of additional trust units, acquisitions in excess of $5 million, annual operating and capital expenditure budgets, the establishment of credit facilities, the determination of cash distributions paid to unitholders, the amendment of any of the constating documents of Pengrowth Corporation or Pengrowth Trust and the amount of the assumed expenses of Pengrowth Management which are a portion of the compensation of Pengrowth Management.

Management Fee

     Pengrowth Management received $695,000 for acquisition fees, $9,661,349 for management services and $520,000 as performance fees in 2003. Although the management fee rate decreased effective July 1, 2003, there was an increase in total management fees compound to 2002 due to the higher fee base in 2003. Management fees are calculated on a percentage of “net operating income” (oil and gas sales and other income, less royalties, operating costs, solvent amortization and reclamation funding.) The base fee has been reduced from a sliding scale between 3.5% and 2.5%, to the new rate of 2% on the first $200 million of net operating income and 1% on net operating income over $200 million. Acquisition fees have been eliminated (effective July 1, 2003), and Pengrowth Management is eligible to receive a “performance fee” if certain performance criteria are met. The previous fee arrangements remain relevant however as there is a cap imposed on the fees, including the performance fee, limiting the aggregate of such fees to 80% of the fees that would otherwise have been paid under the old management agreement (inclusive of acquisition fees) for the first three years, and 60% for the second three years.

Bonus Pool

     As an incentive to officers, employees and special consultants of Pengrowth Management (including employees of Pengrowth Corporation but excluding the President, James S. Kinnear), a bonus pool has been established which is carved out from the management fee paid to Pengrowth Management, determined as 10% of the total fees received by Pengrowth Management (ie. 10% of the management fee and any performance fee earned). Bonuses are paid from time to time in accordance with criteria to be set at the discretion of Pengrowth Management as a further incentive for performance.

PENGROWTH CORPORATION — OPERATIONAL INFORMATION

     As at December 31, 2003, Pengrowth Corporation had 217 permanent employees. Pengrowth Corporation has invested more than $1.95 billion in the energy sector primarily to purchase mature, proven producing oil and natural gas properties in Canada.

Principal Properties

     The portfolio of properties acquired and held by Pengrowth Corporation primarily includes relatively long life, oil and gas producing properties with established production profiles.

     Pengrowth Corporation obtained the GLJ Report dated February 19, 2004 in respect to the oil and gas properties of Pengrowth Corporation effective December 31, 2003. All reserve data presented under this sub-heading is based on the GLJ Report.

     Pengrowth Corporation’s producing properties are summarized in the following table:

Summary of Property Interests Held by Pengrowth Corporation as at December 31, 2003

			Pengrowth Total
			Proved Plus		2003 Actual Oil	2004 Estimated Oil
	Remaining	Reserve	Probable	Value at 12%	Equivalent	Equivalent
	Reserve Life	Life Index	Reserves(3)	Discount	Production(3)	Production(3)
	(Years)	(Years)	(mboe)	($M)	(boepd)	(boepd)
Judy Creek BHL Unit	50	11.7	43,552	282,012	10,359	10,197
Judy Creek West BHL Unit	50	13.5	10,451	32,874	1,946	2,129
SOEP	10	7.2	18,746	181,021	7,620	7,133
Weyburn Unit	39	18.8	14,641	43,787	2,091	2,128
Swan Hills Unit No.1	50	23.0	11,325	40,267	1,455	1,348
Dunvegan Gas Unit No. 1	45	16.1	6,140	30,998	972	1,046
Oak	42	9.9	5,343	48,591	1,052	1,474
Rigel	20	5.4	4,705	50,044	2,996	2,404
Monogram Gas Unit	38	12.8	7,071	51,132	1,363	1,508
Enchant	40	13.3	3,821	18,448	826	784
McLeod River	28	7.4	4,679	33,599	1,760	1,725
Squirrel	20	5.7	2,638	24,885	1,779	1,271
Kaybob Notikewin Unit No. 1	43	12.8	3,512	24,994	811	754
Quirk Creek	32	10.9	3,610	28,520	1,023	907
Other B.C. (1)	50	7.1	12,448	105,043	5,164	4,759
Other (2)	50	10.7	31,734	254,709	7,816	8,092

Total	50	10.6	184,416	1,250,924	49,033	47,659

Source: GLJ Report

Notes:

(1)	“Other B.C.” includes Pengrowth’s working interest in 30 other properties.

(2)	“Other” includes Pengrowth Corporation’s working interest in 27 other properties.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

Judy Creek Beaverhill Lake Unit and Judy Creek West Beaverhill Lake Unit

     Pengrowth Corporation holds a 100% working interest in the Judy Creek Beaverhill Lake Unit (the “Judy Creek A Pool”) and a 98.38% working interest in the Judy Creek West Beaverhill Lake Unit (the “Judy Creek B Pool”), (together “Judy Creek”). Judy Creek is located approximately 200 kilometres northwest of Edmonton in North-Central Alberta and covers an area of approximately 155 square kilometres (60 sections). Judy Creek was discovered in 1959, placed on waterflood (secondary recovery) in 1962 and miscible flood (tertiary recovery) in 1985. Original oil in place totalled 815 mmbbls of oil in the Judy Creek A Pool, making it one of the largest oil pools discovered in western Canada. To December 31, 2003, a total of 347.6 mmbbls have been produced from the Judy Creek A Unit, before royalties. Remaining Total Proved Plus Probable Reserves at December 31, 2003 are estimated at 43.5 mmboe. Original oil in place at the Judy Creek B Unit totalled 262 mmbbls and, as at December 31, 2003, 118 mmbbls have been produced, before royalties. Original oil in place at the Judy Creek A and B Pools combined totals 1,077 mmbbls, with an aggregate of 465.6 mmbbls produced as at December 31, 2003. Pengrowth’s average production for Judy Creek in 2003 was 12,535 boepd (before royalties), the remaining producing reserve life is 50 years and the Reserve Life Index is 11.7 and 13.5 years respectively for the A and B pools.

Development Activity

     Pengrowth Corporation operates both the Judy Creek A and B Pools. Pengrowth Corporation has continued the enhanced oil recovery program that was initiated at Judy Creek in 1985. In the Judy Creek hydrocarbon miscible flood program, oil production is increased by injecting a light, hydrocarbon-based solvent (ethane and methane) into the reservoir. In 2003, solvent was injected at 13 solvent injection wells and Pengrowth Corporation is anticipating increased oil production from up to 43 offsetting production wells.

     New development continued in 2003 with the drilling of four oil wells and three water/solvent injection wells in the Judy Creek A Pool.

     There may be other methods of enhancing future production in Judy Creek including the use of C02 as a solvent, potentially reducing solvent costs, or developing the coal bed methane potential on Pengrowth Corporation’s acreage. Coal bed methane technology in Canada is still in the developmental stage, but is being researched by a number of major oil and gas companies. Coal bed methane technology is more advanced in the United States where coal bed methane resources have been successfully harnessed for economic gas production.

     During 2003, Pengrowth Corporation continued to focus on reducing operating costs at Judy Creek and improving productivity with acid fracs and injector booster pumps. Pengrowth Corporation also optimized the use of onsite solvent to minimize the cost of solvent purchases.

     Development plans in 2004 include drilling up to five new oil wells, four horizontal injection wells and three gas wells targeting shallow natural gas reservoirs.

Sable Offshore Energy Project

     The Sable Offshore Energy Project is located offshore the Province of Nova Scotia. On June 15, 2001, Pengrowth Corporation acquired a 99.9% royalty interest in the reserves and production associated with Emera Offshore Incorporated’s 8.4% working interest and was responsible for its royalty share of associated capital and operating costs.

     On May 8, 2003, Pengrowth Corporation acquired an 8.4% working interest in all of the SOEP production facilities downstream of the Thebaud Central Processing Platform in conjunction with the adjustment of various operating and processing expenses with Emera for a net consideration of approximately $57 million. As a result of the acquisition Pengrowth Corporation is no longer paying processing fees in respect to the downstream facilities and the economic interests of Pengrowth Corporation will be better aligned with those of the other SOEP co-venturers. Although the acquisition of these facilities does not increase Pengrowth’s SOEP reserves, the acquisition of these facilities does increase the present value of future cash flows from the SOEP reserves by reducing future operating costs. Effective December 31, 2003, Pengrowth acquired an 8.4% working interest in the SOEP offshore platforms and associated sub-sea field gathering lines from Emera and exchanged the royalty interest previously held for a working interest in the SOEP reserves for a total purchase price of $65 million. As a result of these two transactions, Pengrowth now holds an 8.4% working interest in the overall SOEP project. The acquisition of SOEP facilities interests in 2003 initially reduces Pengrowth Corporation’s annual operating costs by $28 to $30 million.

     As of December 31, 2003, the total SOEP remaining Total Proved Plus Probable Reserves are estimated by GLJ to be 1.1 tcf of natural gas and 41 mmbbls of NGLs and Pengrowth Total Proved Plus Probable Reserves are estimated to be 92 bcf of natural gas and 3.5 mmbbls of NGLs. Pengrowth’s working interest share of SOEP production averaged 36.7 mmcfpd of sales gas and 1,500 bblpd of NGLs in 2003 (before royalties).

     The SOEP gas reserves were discovered in the early 1970’s and commercial gas production began in December 1999. SOEP currently produces gas and NGLs from four fields in the vicinity of Sable Island, Nova Scotia: Venture, North Triumph and Thebaud and Alma. The SOEP project consists of two tiers. The first tier, completed in December 1999, included the construction of the main gas processing plant at Goldboro, a natural gas liquids fractionation plant at Point Tupper, offshore platforms at Thebaud, North Triumph and Venture and the offshore pipeline system. The second tier encompasses the development of the Alma and South Venture fields and development activity, including further drilling, is expected to continue through 2008. The Alma platform was tied back to the Thebaud platform in October, 2003 and the field came on-stream in November 2003 at a total rate of 120 mmcfpd of which Pengrowth’s working interest share was 10.1 mmcfpd (before royalties).

     One well was drilled in the South Venture field in late 2002 and is awaiting completion pending installation of the production platform and at least two more are planned after the platform is installed. Fabrication of facilities began in March 2003 with construction approximately 50% complete at year end. The South Venture field is expected to commence in late 2004.

     The first development well in the Glenelg field was drilled and abandoned in the first quarter of 2003. Development of Glenelg has been deferred and future plans for production at Glenelg are currently being re-evaluated. Glenelg was originally included in the second tier development plans.

     Sales gas from SOEP is delivered to the onshore gas plant facility at Goldboro, and the liquids are processed at the fractionation plant in Point Tupper. The refined gas is transported to market via the Maritimes & Northeast Pipeline.

     With long term opportunities in mind, Pengrowth acquired Nova Scotia Resources Limited’s interests in 11 Significant Discovery Licences in May 2003 for $4.5 million plus a 10 % net profits interest (“NPI”). The NPI starts after the payment of capital invested plus a rate of return allowance. These licences indicate that previous exploratory drilling has discovered hydrocarbon resources. Further drilling will be required to prove up economic reserves. The working interests in the licences range from 1.5 to 10%.

Weyburn Unit

     Pengrowth Corporation holds a 9.75% working interest in the Weyburn Unit located approximately 120 kilometres southeast of Regina in southeast Saskatchewan. The Weyburn Unit encompasses approximately 216 square kilometres. Production commenced from the Midale formation in 1955 under primary depletion (solution gas expansion). The Weyburn Unit was formed in 1963 for the purpose of implementing an inverted nine-spot waterflood pressure maintenance scheme. Commencing in 1985, the operator, PanCanadian Petroleum Limited (now EnCana Corporation), embarked on an extensive infill drilling and waterflood reconfiguration program. In recent years horizontal wells have been extensively used to arrest production declines. Produced oil averages 31° API and contains approximately 2% sulphur. GLJ estimates a remaining Total Proved Plus Probable Reserves at December 31, 2003 of 150.1 mmboes of oil (Pengrowth Total Proved Plus Probable Reserves are estimated to be 14.6 mmboes) with a remaining producing life of 38.5 years and a Reserve Life Index of 18.8 years. In 2003, gross lease production from the Weyburn Unit averaged 21,454 boepd from 749 (89 net) oil wells, of which Pengrowth’s working interest share was 2,091 boepd (before royalties).

Development Activity

     A carbon dioxide (CO2) miscible flood project was initiated in the fall of 2000. CO2 injection has been initiated in thirty two patterns in phases 1A, 1B and 1C of the flood. Recent development activity included 23 horizontal infill wells in 2001, 5 horizontal wells and various waterflood enhancement programs in 2002 and 7 horizontal infill wells in 2003. Including December 2003 data, the CO2 pattern development area now contributes 57% of total production at the Weyburn Unit. Current gross lease incremental production directly due to the CO2 miscible scheme is estimated at 8,800 bblpd of which Pengrowth’s working interest share is estimated at 858 bblpd (before royalties).

Swan Hills Unit No. 1

     Pengrowth Corporation holds a 10.45% working interest in the Swan Hills Unit No. 1 located approximately 180 kilometres northwest of Edmonton in North-Central Alberta. The Swan Hills Beaverhill Lake A and B pools were discovered and placed on production in 1957. The pools were unitized in 1963 to facilitate the implementation of a line drive waterflood project. Swan Hills Unit No. 1 is the second largest producing crude oil unit in Canada, producing a total lease average of 13,925 boepd in 2003 and is operated by Devon Canada Ltd. In 2003, Pengrowth’s working interest share of production was 1,455 boepd before royalties. GLJ estimates that the remaining Total Proved Plus Probable Reserves at December 31, 2003 are 94.3 mmbbls of oil, 65.4 bcf of natural gas and 3.2 mmbbls of NGLs (Pengrowth Total Proved Plus Probable Reserves are estimated to be 9.9 mmbbls of oil, 6.8 bcf of natural gas and 0.3 mmbbls of NGLs) with a remaining producing life of 50 years and a Reserve Life Index of 23 years.

Development Activity

     Development activities in the Swan Hills Unit No. 1 during 2003 included successful drilling of three northwest platform wells and three recompletions. More platform drilling is anticipated for 2004 and a CO2 miscible pilot project was approved.

Dunvegan Gas Unit No. 1

     Pengrowth Corporation holds a 7.97% working interest in the Dunvegan Unit located near Fairview, Alberta, in the Peace River Arch, approximately 430 kilometres northwest of Edmonton. The Dunvegan natural gas field is operated by Devon Canada Corporation, has 129 (10 net) producing natural gas wells and covers an area of approximately 213 square kilometres. Approximately 95% of the Dunvegan Unit’s identified natural gas reserves are contained in the Mississippian Debolt formation at a depth of approximately 1,465 meters. A natural gas processing plant, a gathering system and satellite facilities were built in 1973. A deep cut facility was completed in 1987 for the purpose of extracting propane, butane and heavier natural gas liquids from the raw natural gas stream. Sour gas processing facilities were added in 1996. A natural gas storage project also exists in the Dunvegan Unit.

     GLJ estimates that Total Proved Plus Probable Reserves of 341.9 bcf of natural gas and 20.1 mmbbls of NGLs (Pengrowth Total Proved Plus Probable Reserves of 27.2 bcf of natural gas and 1.6 mmbbls of NGLs) remain to be produced from the Dunvegan Unit as at December 31, 2003. It has a remaining life of 45 years and a Reserve Life Index of 16.1 years. Current production from the Dunvegan Unit is obtained from five zones. In 2003, Pengrowth Corporation’s working interest share of production averaged 972 boepd (before royalties). The majority of gas from the Dunvegan Unit is currently being sold under contract to Progas Limited with the remainder going to Pan-Alberta Gas Ltd. and other direct markets.

Development Activity

     Development activity at the Dunvegan Unit was very high and successful in 2003 with 12 new gas wells drilled and 14 recompletions of existing producers. The operator proposes increased development in 2004, including 24 new wells and 12 recompletions.

Oak

     The Oak area is located in northeastern British Columbia and is approximately 20 kilometers north of Fort St. John. The property consists of 29 operated oil and natural gas wells, six injection wells and seven water source wells surrounding two batteries and three natural gas compressors. Pengrowth Corporation also holds a 20.6% working interest in the non-operated Oak Cecil “I” Unit #1. Production is obtained from the Halfway, Cecil, Baldonnel, Cadomin and Bluesky formations. One injector was drilled in 2003 to optimize the waterflood and enhance Cecil oil production and reserves recovery within the area. Also, two vertical Baldonnel gas wells were drilled in 2004 with one tied in and producing at a total rate of 500 mcfpd before royalties; the other well is still under evaluation.

     Pengrowth’s working interest share of production averaged 1,052 boepd (before royalties) for 2003.

Development Activity

     Oak “C” unitization was completed, with gas injection commencing in February, 2003 and water injection in April, 2003. The pool is estimated to see increased production, in 2004, due to waterflood response. It is estimated an incremental two million barrels of oil is recoverable with the waterflood. The Baldonnel development drilling program will continue in 2004.

Rigel

     The Rigel area is located in northeastern British Columbia and is approximately 40 kilometers north of Fort St. John. Pengrowth Corporation holds an average 60% working interest in the property. The property consists of four Cecil oil pools containing 39 oil wells, 19 injection wells, a central battery, and a solution gas compressor. One new edge well was drilled and abandoned in 2003.

     Optimization of pumping equipment is ongoing and stimulations of selected injectors will continue to optimize the waterflood. Pengrowth’s working interest share of production averaged 2,996 boepd (before royalties) in 2003.

Development Activity

     No new wells are currently budgeted.

Monogram Gas Unit

     Pengrowth Corporation’s working interest in the Monogram Gas Unit, located in southern Alberta, is 53.82%. The Monogram Gas Unit produces sweet, dry natural gas from the Medicine Hat, Milk River and Second White Specks formations. Pengrowth’s working interest share of 2003 production averaged 8.2 mmcfpd from 366 wells (197 net). Pengrowth Total Proved Plus Probable Reserves are estimated to be 42.4 bcf.

     A successful 40-well infill drilling program was completed in 2001. The operator is currently evaluating a 154 well infill program for 2004. The facilities will be upgraded with the addition of compression and line looping in order to accommodate production from the new wells. It is anticipated that the infill drilling program will double Pengrowth’s production from Monogram by the end of 2004.

Enchant

     The Enchant property is located approximately 120 miles southeast of Calgary. The property consists of four operated oil pools in which Pengrowth Corporation holds an average 88% working interest. These pools produce 32° API oil from the Nisku formation. Pengrowth’s working interest share of production from Enchant averaged 826 boepd (before royalties) for 2003.

     Pengrowth Corporation holds a 99% working interest in the largest pools (the J and VV pool) which consists of 33 producing and 10 injection wells with treating, water handling and gas conservation handled at a central battery. Primary production commenced in 1992 and a waterflood project was implemented in 1995. GLJ estimates that the Enchant property has a Reserve Life Index of 13 years.

     In the Enchant Arcs Unit No. 2, where Pengrowth Corporation converted a well to injection in mid-2000, pressure support is now apparent and water break through is being observed in our oil producers.

Development Activity

     Pengrowth Corporation is currently evaluating drilling one potential oil well in the Arcs Unit in 2004 to capture bypassed reserves due to water breakthrough.

McLeod River

     The McLeod River property is located approximately 70 miles from Edmonton. Production is obtained from the Rock Creek, Notikewin, Gething and Cardium formations. Pengrowth Corporation drilled eight gas wells during 2003, with working interests between 30% and 100%. Three wells are tied-in and are on production, one is awaiting tie-in and the other wells are under evaluation. Pengrowth’s working interest share of production from McLeod River averaged 1,760 boepd (before royalties) for 2003.

Development Activity

     To date in 2004, one well has been drilled, completed and is on production and a second well has been drilled and is awaiting to be completed. Four to seven additional wells are planned to be drilled in the second half of 2004.

Squirrel

     The Squirrel area located in North Eastern British Columbia approximately 48 kilometers north of Fort St. John consists of 12 producing oil wells, four water injection wells, a gas injection well, a central battery and a compressor station. The oil wells were either drilled or acquired in 2000 to obtain production from the Triassic North Pine formation. A gas re-injection project was implemented during November 2000 to maintain pool pressure and increase oil production. With the commencement of water injection, gas injection has been reduced to 10 days per month. During 2001, a waterflood was implemented to maximize reserve recovery. One oil well was fracture stimulated with positive results. We are currently assessing other fracture candidates. Pengrowth’s working interest share of production from Squirrel averaged 1,779 boepd (before royalties) 2003.

Development Activity

     In 2004, Pengrowth will evaluate the conversion of one oil well to water injection to improve the waterflood and reduce the need for gas injection. We will continue to optimize the existing pumping equipment to improve oil production. We are evaluating concurrent production approval of the gas cap and also potential infill drilling for enhanced waterflood recovery.

Kaybob Notikewin Unit No. 1

     Pengrowth Corporation’s working interest in the Kaybob Notikewin Unit No. 1 is 64.5%. The property produces natural gas and natural gas liquids, with 19 producing wells (12.3 net) in the Kaybob Notikewin Unit. The estimated Reserve Life Index of the property is 12.8 years.

     In 2003, Pengrowth’s working interest share of production averaged 811 boepd (before royalties). GLJ estimates Pengrowth Total Proved Plus Probable Reserves at December 31, 2003 to be 3.5 mmboe.

     Plans for 2004 include reviewing the long term inactive wells.

Quirk Creek

     Pengrowth Corporation holds a 55.9% working interest in three producing deep plate gas wells, a 26.4% working interest in 10 other producing shallow plate gas wells, a 5.5% working interest in 13 producing gas wells and a 30.5% working interest in the Quirk Creek natural gas plant located in the Quirk Creek areas of Southern Alberta. This compares to Pengrowth Corporation’s previous 5.5% working interest in 13 producing gas wells in the area and a 4.6% in the gas plant. Rated at 80 million cubic feet per day of raw inlet gas, the Quirk Creek gas plant currently operates at about 90% of capacity.

     Pengrowth working interest share of production for 2003 was approximately 4.8 mmcfpd of natural gas and 219 bpd of natural gas liquids (before royalties). Pengrowth’s remaining Total Proved Plus Probable Reserves are estimated at 3.6 mmboe, consisting of 16.8 bcf of natural gas and 0.8 mmbbls of NGLs.

     Pengrowth Corporation believes significant upside potential exists for future gas development and processing revenue in the area.

Reserves

     The effective date of the information in this section is December 31, 2003 and the preparation date of the information is January 30, 2004. The information in this section is based upon an evaluation by GLJ with an effective date of December 31, 2003 contained in the GLJ Report dated February 19, 2004. The information in this section summarizes the oil, liquids and natural gas reserves of Pengrowth Corporation and the net present values of future net revenue for these reserves using GLJ’s constant prices and costs and forecast prices and costs and conforms with the requirements of NI 51-101. Pengrowth Corporation engaged GLJ to provide an evaluation of proved reserves and proved plus probable reserves and no attempt was made to evaluate possible reserves. It is Pengrowth’s practice to obtain an engineering report evaluating all of its reserves as at December 31 of each year.

     All of Pengrowth Corporation’s reserves are in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia (SOEP offshore).

     The following tables set forth certain information relating to the oil and natural gas reserves of Pengrowth Corporation and the present value of the estimated future net cash flow associated with such reserves as at December 31, 2003. The information set forth below is derived from the GLJ Report which has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserves definitions contained in NI 51-101 and the Canadian Oil and Gas Evaluation Handbook. The GLJ Report incorporates estimates of future well abandonment obligations but does not include estimates of remediation costs. All evaluations of future net cash flow are stated prior to any provision for income taxes, interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

     In 2003, the securities regulatory authorities in Canada (other than Québec) adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities which imposes new oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. Under the new reserve categories, reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward based on:

(a)	analysis of drilling, geological, geophysical and engineering data;

(b)	the use of established technology; and

(c)	specified economic conditions.

     Reserves are classified according to the degree of certainty associated with the estimates.

(d)	Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(e)	Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

     Reported reserves should target the following levels of certainty under a specific set of economic conditions:

•	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

•	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

     A qualitative measure of the certainty levels pertaining to the estimates prepared for the various reserve categories is desirable to provide an understanding of the associated risks and uncertainties. However, the majority of reserve estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

     Pengrowth Corporation is entitled to claim Alberta Royalty Credits. The Alberta Royalty Credits program is based on a price-sensitive formula linked to crude oil prices. Credits vary from a high of 75% of the eligible Alberta Crown Royalties for a taxation year to a maximum of $1,500,000 (75% of $2,000,000) when the price of oil falls below U.S. $15 per barrel, to a low of 25% (maximum $500,000) when the price of oil rises above U.S. $30 per barrel. In the GLJ Report, this program is assumed to continue indefinitely.

     The net cash flows estimated in the GLJ Report represent estimates of the revenues from oil and gas sales from the petroleum and natural gas properties of Pengrowth Corporation together with an estimate of processing revenues less royalties (net of incentives), mineral taxes, field operating expenses and capital obligations. These net cash floes are not the same as the distributable cash reported by Pengrowth Trust. Reference is made to the audited consolidated financial statements of Pengrowth Trust for the year ended December 31, 2003 for the computation of distributable cash and in particular to the consolidated statements of income, the consolidated statements of cash flow and note 4 to the financial statements headed “Distributable Cash”. Significant factors to consider include:

(a)	the GLJ Report does not estimate general and administrative expenses, interest, management fees and holdbacks;

(b)	for purposes of calculating distributable income, Pengrowth Trust amortizes the cost of miscible flood injection fluids purchased from third parties over the period of expected future economic benefit arising from the injection of those fluids, which is currently 30 months. The GLJ Report includes the full cost of purchased injection fluids ($21.2 million in 2003) in operating costs in the year incurred; and

(c)	Pengrowth Corporation withholds approximately 10% of distributable cash to fund capital.

     In accordance with the requirements of NI 51-101, the Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached as Appendices A and B hereto, respectively.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND			NATURAL GAS
	MEDIUM OIL	NATURAL GAS		LIQUIDS
	Pengrowth	Working		Pengrowth	Working		Pengrowth	Working
	Interest	Interest(2)	Net	Interest	Interest(2)	Net	Interest	Interest(2)	Net
RESERVES CATEGORY	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)	(bcf)	(mbbls)	(mbbls)	(mbbls)
Proved
Developed Producing	61,402	61,279	51,423	278	272	220	12,977	12,818	9,146
Developed Non-Producing	502	501	421	12	11	9	237	231	190
Undeveloped	17,655	17,641	14,946	54	52	42	1,585	1,534	1,129
Total Proved	79,559	79,421	66,790	343	336	271	14,799	14,583	10,464
Probable	18,855	18,821	15,785	76	72	57	3,598	3,513	2,578
Total Proved Plus Probable	98,414	98,241	82,575	419	408	329	18,393	18,096	13,044

	TOTAL OIL
	EQUIVALENT BASIS(1)
	Pengrowth	Working
	Interest	Interest(2)	Net
RESERVES CATEGORY	(mboe)	(mboe)	(mboe)
Proved
Developed Producing	120,663	119,439	97,220
Developed Non-Producing	2,693	2,637	2,125
Undeveloped	28,174	27,808	23,141
Total Proved	151,530	149,884	122,486
Probable	35,038	34,383	27,938
Total Proved Plus Probable	186,569	184,267	150,424

Notes:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

(2)	Excludes royalty interests held by Pengrowth Corporation.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	BEFORE INCOME TAXES
	DISCOUNTED AT (% per year)
	0	5	10	15	20
RESERVES CATEGORY	($MM)	($MM)	($MM)	($MM)	($MM)
Proved
Developed Producing	2,193.4	1,647.7	1,343.1	1,147.6	1,010.3
Developed Non-Producing	58.7	38.8	28.0	21.3	16.9
Undeveloped	510.7	339.5	233.0	162.5	113.6
Total Proved	2,762.8	2,026.0	1,604.1	1,331.5	1,140.8
Probable	765.4	448.8	306.6	227.1	176.6
Total Proved Plus Probable	3,528.2	2,474.8	1,910.7	1,558.6	1,317.4

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003

CONSTANT PRICES AND COSTS

						FUTURE
						NET
						REVENUE
					WELL	BEFORE
			OPERATING	DEVELOPMENT	ABANDONMENT	INCOME
	REVENUE	ROYALTIES	COSTS	COSTS	COSTS	TAXES
RESERVES CATEGORY	($M)	($M)	($M)	($M)	($M)	($M)
Proved Reserves	5,816,911	1,076,730	1,564,602	336,270	76,499	2,762,812
Proved Plus Probable Reserves	7,176,177	1,354,292	1,830,578	384,130	78,955	3,528,222

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003

CONSTANT PRICES AND COSTS

		FUTURE NET REVENUE BEFORE
		INCOME TAXES
		(discounted at 10% per year)
RESERVES CATEGORY	PRODUCTION GROUP	($M)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(1)	884,270
	Natural Gas (including by-products but excluding solution gas from oil wells)(2)	713,853
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)(1)	1,056,697
Reserves	Natural Gas (including by-products but excluding solution gas from oil wells)(2)	847,872

Notes:

(1)	NGL’s associated with the production of crude oil are included as a by-product.

(2)	NGL’s associated with the production of natural gas are included as a by-product.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003

FORECAST PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND			NATURAL GAS
	MEDIUM OIL	NATURAL GAS		LIQUIDS

	Pengrowth	Working		Pengrowth	Working		Pengrowth	Working
	Interest	Interest(2)	Net	Interest	Interest(2)	Net	Interest	Interest(2)	Net
RESERVES CATEGORY	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)	(bcf)	(mbbls)	(mbbls)	(mbbls)

Proved
Developed Producing	59,677	59,559	50,344	273	267	218	12,774	12,614	9,099
Developed Non-Producing	494	492	414	12	11	9	237	231	189
Undeveloped	17,867	17,853	15,910	54	52	44	1,628	1,577	1,221
Total Proved	78,038	77,904	66,667	338	331	271	14,638	14,422	10,509
Probable	19,322	19,288	16,506	75	71	57	3,611	3,531	2,629
Total Proved Plus Probable	97,360	97,192	83,173	413	402	328	18,250	17,953	13,138

	TOTAL OIL
	EQUIVALENT BASIS(1)
	Pengrowth	Working
	Interest	Interest(2)	Net
RESERVES CATEGORY	(mboe)	(mboe)	(mboe)
Proved
Developed Producing	117,937	116,717	95,760
Developed Non-Producing	2,680	2,624	2,120
Undeveloped	28,442	28,076	24,478
Total Proved	149,060	147,417	122,357
Probable	35,356	34,700	28,703
Total Proved Plus Probable	184,416	182,118	151,060

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

(2)	Excludes royalty interests held by Pengrowth Corporation.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	BEFORE INCOME TAXES
	DISCOUNTED AT (% per year)
	0	5	10	15	20
RESERVES CATEGORY	($MM)	($MM)	($MM)	($MM)	($MM)
Proved
Developed Producing	1,491.1	1,168.0	977.9	851.8	761.1
Developed Non-Producing	44.7	29.3	21.0	16.0	12.7
Undeveloped	338.3	213.4	136.4	85.9	51.0
Total Proved	1,874.1	1,410.7	1,135.4	953.6	824.8
Probable	575.7	336.2	229.2	169.9	132.3
Total Proved Plus Probable	2,449.7	1,746.9	1,364.6	1,123.5	957.2

TOTAL OF FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003

FORECAST PRICES AND COSTS

						FUTURE
						NET
						REVENUE
					WELL	BEFORE
			OPERATING	DEVELOPMENT	ABANDONMENT	INCOME
RESERVES	REVENUE	ROYALTIES	COSTS	COSTS	COSTS	TAXES
CATEGORY	($M)	($M)	($M)	($M)	($M)	($M)
Proved Reserves	4,823,665	800,685	1,710,096	345,920	92,906	1,874,058
Proved Plus Probable Reserves	6,049,709	1,016,693	2,085,052	398,309	99,918	2,449,737

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003

FORECAST PRICES AND COSTS

		FUTURE NET REVENUE BEFORE
		INCOME TAXES
		(discounted at 10% per year)
RESERVES CATEGORY	PRODUCTION GROUP	($M)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(1)	590,512
	Natural Gas (including by-products but excluding solution gas from oil wells)(2)	539,016
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(1)	713,320
	Natural Gas (including by-products but excluding solution gas from oil wells)(2)	645,201

Notes:

(1)	NGL’s associated with the production of crude oil are included as a by-product.

(2)	NGL’s associated with the production of natural gas are included as a by-product.

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2003

CONSTANT PRICES AND COSTS

EXCHANGE
	OIL			NATURAL GAS	NATURAL GAS LIQUIDS(1)			RATE
	WTI Cushing	Edmonton Par Price	Cromer Medium	AECO Gas		Butane
	Oklahoma	40[0] API	29.3[0] API	Price	Propane	Field Gate	Pentanes Plus
Year(2)	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/Cdn)
2004(3)	32.52	40.81	34.81	6.09	29.81	31.81	41.31	0.7738

Notes:

(1)	At Edmonton.

(2)	Information provided as at December 31, 2003.

(3)	This forecast represents the constant price forecast used by GLJ.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2003

FORECAST PRICES AND COSTS

								INFLATION	EXCHANGE
	OIL			NATURAL GAS	NATURAL GAS LIQUIDS(1)			RATES(2)	RATE(3)
	WTI Cushing	Edmonton Par Price	Cromer Medium	AECO Gas		Butane
	Oklahoma	40[0] API	29.3[0] API	Price	Propane	Field Gate	Pentanes Plus
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/Year)	($US/Cdn)
2004	29.00	37.75	31.75	5.85	26.75	28.75	38.25	1.5	0.75
2005	26.00	33.75	28.75	5.15	21.75	23.75	34.25	1.5	0.75
2006	25.00	32.50	28.50	5.00	20.50	22.50	33.00	1.5	0.75
2007	25.00	32.50	28.50	5.00	20.50	22.50	33.00	1.5	0.75
2008 to 2014	25.00	32.50	28.50	5.00	20.50	22.50	33.00	1.5	0.75
Thereafter	+1.5%	+1.5%	+1.5%	+1.5%	+1.5%	+1.5%	+1.5%	+1.5	0.75

Notes:

(1)	At Edmonton.

(2)	Inflation rates for forecasting prices and costs.

(3)	The exchange rates used to generate the benchmark reference prices in this table.

RECONCILIATION OF
NET RESERVES BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			NATURAL GAS
			Net Proved			Net Proved
	Net Proved	Net Probable	Plus Probable	Net Proved	Net Probable	Plus Probable
FACTORS	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mmcf)	(mmcf)
December 31, 2002	76,129	13,846	89,975	340,900	58,800	399,700

Extensions	1	(1)	—	3,100	2,000	5,100
Improved Recovery	—	—	—	—	—	—
Technical Revisions	(2,843)	2,648	(195)	(37,900)	(3,300)	(41,200)
Discoveries	—	—	—	100	(100)	—
Acquisitions	274	76	350	700	100	800
Dispositions	(239)	(63)	(302)	(600)	(100)	(700)
Economic Factors	—	—	—	—	—	—
Production	(6,655)	—	(6,655)	(35,200)	—	(35,200)

December 31, 2003	66,667	16,506	83,173	271,100	57,400	328,500

[Additional columns below]

[Continued from above table, first column(s) repeated]

	NATURAL GAS LIQUIDS			TOTAL OIL EQUIVALENT BASIS(1)
			Net Proved			Net Proved
	Net Proved	Net Probable	Plus Probable	Net Proved	Net Probable	Plus Probable
	(mbbls)	(mbbls)	(mbbls)	(mboe)	(mboe)	(mboe)
December 31, 2002	15,150	2,708	17,858	148,096	26,354	174,450

Extensions	74	54	128	592	386	978
Improved Recovery	—	—	—	—	—	—
Technical Revisions	(3,045)	(141)	(3,186)	(12,206)	1,957	(10,247)
Discoveries	—	—	—	17	(17)	—
Acquisitions	36	8	44	427	101	527
Dispositions	(20)	—	(20)	(359)	(80)	(439)
Economic Factors	—	—	—	—	—	—
Production	(1,686)	—	(1,686)	(14,208)	—	(14,208)

December 31, 2003	10,509	2,629	13,138	122,359	28,702	151,061

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

     At year end 2003, Pengrowth Corporation’s remaining recoverable Total Proved Plus Probable Reserves were 184.4 mmboe as compared to 214.8 mmboe of established reserves reported at year end 2002. Although not directly comparable due to a change in reserve definitions under NI 51-101, the Total Proved Plus Probable Reserves are similar to Pengrowth’s previously reported “established” reserves which were defined as proved plus 50% of probable reserves under the old reserve definitions.

     The following additional GLJ reserves reconciliation is presented for year-end December 31, 2003.

RECONCILIATION OF RESERVES
ON TOTAL EQUIVALENT BASIS

FORECAST PRICES AND COSTS

	Proved		Proved Plus
	Producing Reserves	Proved Reserves	Probable Reserves
	(mboe)(1)(2)	(mboe)(1)(2)	(mboe)(1)(2)
December 31, 2002(3)	130,868	181,381	214,844 (4)

Exploration and Development	4,190	2,720	2,710
Revisions(5)	1,090	(17,110)	(15,267)
Acquisitions	240	490	620
Dispositions	(410)	(420)	(510)
Production	(17,897)	(17,897)	(17,897)

December 31, 2003	118,081	149,164	184,470

Notes:

(1)	Pengrowth’s working interest share before royalties.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

(3)	National Policy Statement 2-B reserves definitions.

(4)	“Established” (proved reserves and one-half probable reserves) reserves as at December 31, 2002 based on National Policy Statement 2-B reserves definitions.

(5)	Revisions reflect both reservoir performance and the effect of the change in reserves definitions under NI 51-101.

     Significant factors on the reserves reconciliation were as follows:

•	GLJ reduced estimates of sales gas reserves attributed to Pengrowth Corporation’s 8.4% working interest in the Sable Offshore Energy Project (“SOEP”) determined at project startup by 50 bcf from 176 bcf to 126 bcf consistent with the reduction to SOEP reserves announced by Shell Canada Resources Limited on January 29, 2004. The adjustments were primarily due to the removal of the Glenelg field from current development plans, the exclusion of an undrilled fault block at North Triumph and poorer than anticipated performance at the Venture field.

•	Revisions to Proved Reserves for Pengrowth Corporation’s overall oil and gas property portfolio are 17.1 mmboes or approximately 9.3% of Pengrowth Corporation’s Proved Reserves. Effective December 31, 2003, SOEP represented approximately 10% of Pengrowth’s total Proved Reserves.

•	Revisions to Total Proved Plus Probable Reserves (formerly “established reserves” reported by GLJ as at December 31, 2002) were 15.3 mmboes or 7.1%, approximately 85% of which can be attributed to reductions in reserves for Pengrowth Corporation’s SOEP interest.

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR

PROVED RESERVES

CONSTANT PRICES AND COSTS

Period and Factor	Before Tax 2003 ($M)
Estimated Net Present Value at Beginning of Year	1,941,700

Oil and Gas Sales During the Period Net of Production Costs and Royalties(1)	(395,000)
Net Change due to Prices and Royalties Related to Forecast Production (2)	(115,000)
Change in Development Costs During the Period (3)	85,700
Change in Forecast Development Costs (4)	—
Change Resulting from Extensions and Improved Recovery (5)	7,200

Period and Factor	Before Tax 2003 ($M)
Net Change Resulting from Discoveries (5)	300
Change Resulting from Acquisitions of Reserves (5)	5,400
Change Resulting from Dispositions of Reserves (5)	(4,500)
Accretion of Discount (6)	194,170
Net Change in Income Taxes (7)	—
Change Resulting from Technical Reserves Revisions (8)	(133,900)
All Other Changes	18,000

Estimated Net Present Value at End of Year	1,604,070

Notes:

(1)	Net of income taxes and excluding general and administrative expenses.

(2)	The impact of changes in prices and other economic factors on future net revenue.

(3)	Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4)	The change in forecast development costs.

(5)	End of period net present value of the related reserves.

(6)	Estimated as 10% of the beginning of period net present value.

(7)	The difference between forecast income taxes at beginning of period and actual taxes for the period plus forecast income taxes at the end of period.

(8)	Changes due to the implementation of new reserve definitions under NI 51-101 and reductions in proved reserves primarily due to a reserves adjustment for Pengrowth Corporation’s 8.4% working interest in SOEP.

Additional Information Relating to Reserves Data

Undeveloped Reserves

     Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

     Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, undeveloped reserves are scheduled to be developed within the next two years. Much of the remaining capital scheduled beyond two years is related to the Sable Island Offshore and Weyburn carbon dioxide projects, which have staged development plans.

Proved Undeveloped Reserves

     Pengrowth Corporation’s Proved Undeveloped Reserves comprise roughly 20% of the total Proved Reserves on a barrel of oil equivalency basis. The 24.5 mmboe of Proved Undeveloped Reserves (net of royalties) assigned to Pengrowth Corporation by GLJ meets the current accepted guidelines as stated in National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities. In general, Proved Undeveloped Reserves were assigned to certain properties because capital commitments have been made to convert the Undeveloped Reserves to Proved Producing Reserves. Proved Undeveloped Reserves have been primarily assigned for future miscible flood expansion and development drilling.

     The Judy Creek Units hold roughly 27% of the Proved Undeveloped Reserves. Miscible injection has resulted in an overall incremental recovery of between five and seven percent of the original oil in place in this area and has been in use since 1985. Miscible flood expansion is an on going program which is limited by the availability of injectant materials and is budgeted to continue through to 2008. Similarly, at Swan Hills miscible flood expansion as well as some infill drilling accounts for another 17% of Pengrowth’s Proved Undeveloped Reserves assignments. The Swan Hills Unit Reserves have a 50 year reserve life. The incremental recovery is well documented and is forecasted to continue until 2014. In the Weyburn Unit, an additional 14% of the Proved Undeveloped Reserves assignment reflects the capital allocated to the CO2 miscible flood. Working interest partners are committed to a 15 year supply of CO2 to further develop the flood area from the existing 32 patterns to full development with 75 patterns.

     SOEP has 17% of the Pengrowth’s Proved Undeveloped Reserves to reflect capital committed to future drilling. The 2004 budget has allocated capital for drilling three new wells in South Venture along with the construction of the South Venture platform. Shallow gas infill programs at Monogram (154 wells) and Tilley (100 wells) will be underway in 2004. Roughly 8% of the total Proved Undeveloped Reserves can be attributed to these projects. The Dunvegan Unit has 4% of the Proved Undeveloped Reserves assignments that reflect an on-going successful recompletion and drilling program.

Future Development Costs

     The following table outlines development costs deducted in the estimation of future net revenue for each of the next five financial years and in total, undiscounted and using a discount rate of 10% per annum.

	2004	2005	2006	2007	2008	Remainder	Total	Total (discounted
	(undiscounted)	(undiscounted)	(undiscounted)	(undiscounted)	(undiscounted)	(undiscounted)	(undiscounted)	at 10%)
RESERVE CATEGORY	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves (Constant Prices and Costs)	125.2	67.5	51.8	19.4	15.9	56.5	336.3	267.9
Proved Reserves (Forecast Prices and Costs)	125.2	68.4	53.2	20.2	16.8	62.1	345.9	272.8
Proved & Probable Reserves (Forecast Prices and Costs)	131.2	82.4	63.5	24.4	19.7	77.1	398.3	309.9

     Commencing with the January 15, 2003 distribution to unitholders, approximately 10% of cash available for distribution has been withheld to fund capital expenditures.

Other Oil And Gas Information

Oil and Gas Wells

     As at December 31, 2003, Pengrowth had an interest in 3,585 gross (1,049 net) producing oil and natural gas wells and 542 gross (268 net) inactive wells.

	PRODUCING		NON-PRODUCING
	Gross	Net	Gross	Net
Crude Oil Wells
Alberta	875	312	249	116
British Columbia	148	103	44	39
Saskatchewan	749	89	61	6
Nova Scotia	0	0	0	0
Natural Gas Wells
Alberta	1660	469	81	19
British Columbia	139	75	59	44
Saskatchewan	0	0	0	0
Nova Scotia	14	1	0	0
Other
British Columbia(1)	0	0	48	44

Total	3585	1049	542	268

Note:

(1)	Pengrowth cannot classify these wells as either oil or gas.

Properties with No Attributed Reserves

     The following table sets forth the gross and net acres of unproved properties held by Pengrowth and the net area of unproved property for which Pengrowth expects its rights to explore, develop and exploit to expire during the next year.

	UNPROVED PROPERTIES
	(acres)
LOCATION	Gross	Net	Net Area to Expire
Alberta	65,586	22,955	4,590
British Columbia	605,312	292,536	58,500
Saskatchewan	1,393	201	—

UNPROVED PROPERTIES
(acres)
LOCATION	Gross	Net	Net Area to Expire
Nova Scotia	—	—	—
Other	—	—	—

TOTAL	672,291	315,692	63,090

Unproved Properties

     The expiring acreage in Alberta will be held based on current activity which is focused on exploitation of up-hole potential in existing wells.

     The British Columbia properties are primarily “winter access only” properties. Three wells were drilled in January 2004. There is a concerted effort being made to farmout the remaining properties that are scheduled to expire. The properties remaining will be placed in sale packages when all other opportunities have been exhausted.

Forward Contracts

     Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. Pengrowth has hedged a total of 17,000 mmbtupd of SOEP natural gas using financial swaps for the remainder of 2004 at an average price of $7.11 per mmbtu.

     In 2005, Pengrowth has hedged a total of 6000 mmbtupd of SOEP natural gas at an average price of $8.86 per mmbtu. Pengrowth has an additional 3500 giga joules per day of AECO gas hedged for 2004 at an average price of $7.17 per giga joule.

     Pengrowth has currently hedged 10,500 blpd of crude oil for the remainder of 2004 at an average price of $38.78 per bbl including foreign exchange risk. In 2005, Pengrowth has hedged a total of 2,000 bblpd of crude oil at an average price of $48.60 per bbl.

     From February 1, 2004 to December 31, 2004 Pengrowth has hedged 5 mega watts of power at an average price of $53 per mega watt hour.

Abandonment & Reclamation Costs

     The total future abandonment and reclamation costs are estimated by management based on Pengrowth Corporation’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities, and the estimated costs to be incurred in future periods. The downhole abandonment costs are included in the GLJ Report and therefore are included in the estimate of future net revenue. All other abandonment and reclamation costs are not reflected in the estimate of future net revenue.

     Pengrowth has estimated the net present value (discounted 10% per annum) of its total asset retirement obligations to be $84 million as at December 31, 2003, based on a total future liability of $352 million. These costs are anticipated to be made over 51 years with the majority of the costs incurred between 2014 and 2040.

     Pengrowth anticipates to incur abandonment costs on a total of 503 net oil wells, 545 net gas wells and 239 net inactive wells.

     The following table summarizes Pengrowth’s total asset retirement obligation:

	Future Reclamation, Remediation, Dismantling & Abandonment Costs
	2004	2005	2006	Remainder	Total
	($M)	($M)	($M)	($M)	($M)
Total Reclamation, Remediation & Dismantling	5,329	6,560	6,858	312,236	330,983
Well Abandonment	641	671	638	18,755	20,705
Total	5,970	7,231	7,496	330,991	351,688
Discounted at 10%	5,692	6,268	5,906	66,374	84,240

Tax Horizon

     In determining its taxable income, Pengrowth Corporation deducts royalty payments to unitholders and, historically, this has been sufficient to reduce taxable income to nil. The recent change to Pengrowth’s distribution approach, whereby approximately 10 percent of funds available for distribution are withheld to fund future capital expenditures, could result in taxable income in Pengrowth Corporation in the future. However, there are at present sufficient tax pools available in Pengrowth Corporation to offset the expected level of income to be retained. As a result, our after tax future net revenues from our reserves are the same as our before tax future net revenues from our reserves.

Costs Incurred

     The following table outlines property acquisition, exploration and development costs incurred during the financial year ended December 31, 2003.

NATURE OF COST	AMOUNT ($MM)
Acquisition Costs	123.0
Proved	—	(1)
Unproved	—	(1)
Exploration Costs	—
Development Costs	85.7

Total	208.7

Note:

(1)	The acquisition costs reflect the amount paid by Pengrowth to acquire a working interest in the SOEP natural gas processing facilities downstream of the Thebaud Central Processing Platform and the SOEP offshore platforms and associated sub-sea field gathering lines from Emera. This purchase results in a savings in operating costs and does not increase proved and unproved reserve values.

Development Activities

     The following table summarizes the results of development activities during the financial year ended December 31, 2003.

	GROSS	NET
Development Wells
Gas	138.0	61.7
Oil	29.0	8.3
Service	4.0	3.9
Dry	9.0	3.8

Total Wells	180.0	77.7

Production

Production Estimates

     The following tables summarize the volume of production estimated for the year ended December 31, 2004 using constant and forecast prices and costs.

	ESTIMATED PRODUCTION
	Total Proved	Proved Plus Probable
	Constant Prices and Costs	Forecast Prices and Costs
Light and Medium Crude Oil (bblpd)	21,597	22,086
Natural Gas (mcfpd)	111,693	116,882
Natural Gas Liquids (bblpd)	5,401	5,657

Production History

     The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting operating netbacks of Pengrowth for the periods indicated below:

	QUARTER ENDED

	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003

Crude Oil and NGLS(1)
Average Daily Oil Production(2) (bblpd)	24,807	23,530	22,852	22,193
Average Daily NGL Production(2) (bblpd)	5,952	5,390	5,641	5,907
Sales Price (net of hedging gains/losses) ($/bbl)	44.11	38.83	37.75	37.53
Processing and other income ($/bbl)	0.76	0.12	0.70	0.54
Royalties ($/bbl)	(8.42)	(7.62)	(7.26)	(4.78)
Amortization of injectants ($/bbl)	(3.56)	(3.43)	(2.90)	(2.33)
Production Costs ($/bbl)	(8.56)	(8.01)	(8.52)	(9.61)
Operating Netback ($/bbl)	24.33	19.89	19.77	21.35
Natural Gas(1)
Average Daily Natural Gas Production(2) (mcfpd)	120,402	119,519	122,140	117,315
Sales Price (net of hedging gains/losses) ($/mcfpd)	7.63	6.20	5.67	5.36
Processing and other income ($/mcfpd)	0.18	0.19	0.16	0.17
Royalties ($/mcfpd)	(1.38)	(1.33)	(1.02)	(1.02)
Production Costs ($/mcfpd)	(1.46)	(1.25)	(1.20)	(1.32)
Operating Netback ($/mcfpd)	4.97	3.81	3.61	3.19

Notes:

(1)	Determined based upon the principal product type attributable to each well.

(2)	Before the deduction of royalties.

	QUARTER ENDED

	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003

Barrels of Oil Equivalent(1)
Average Daily Production(2) (boepd)	50,827	48,839	48,850	47,653
Sales Price (net of hedging gains/losses) ($/boe)	44.33	37.63	35.76	34.69
Processing and other income ($/boe)	0.65	0.48	0.62	0.63
Royalties ($/boe)	(7.69)	(7.17)	(6.17)	(4.60)
Amortization of injectants ($/boe)	(2.16)	(2.03)	(1.69)	(1.38)
Production Costs ($/boe)	(8.63)	(7.80)	(7.98)	(8.91)
Operating Netback ($/boe)	26.50	21.11	20.54	20.43

Notes:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

(2)	Before the deduction of royalties.

Production History

     The annual and average daily production of crude oil, natural gas and natural gas liquids of Pengrowth Corporation is set out in the following table:

	Crude Oil		Natural Gas		Natural Gas Liquids
	Annual	Average Daily	Annual	Average Daily	Annual	Average Daily	Average Daily Total
Year ended	Production(2)	Production(2)	Production(2)	Production(2)	Production(2)	Production(2)	Production(1)(2)
12 Months To	(mbbls)	(bblpd)	(mmcf)	(mcfpd)	(mbbls)	(bblpd)	(boepd)
December 31, 1997	2,792	7,650	18,744	51,355	677	1,856	18,140
December 31, 1998	6,094	16,695	21,063	57,707	1,220	3,342	29,741
December 31, 1999	6,413	17,570	22,445	61,494	1,433	3,927	31,821
December 31, 2000	6,441	17,599	25,656	70,098	1,539	4,205	33,581
December 31, 2001	7,200	19,726	33,494	91,764	1,919	5,258	40,320
December 31, 2002	7,269	19,914	40,775	111,713	1,917	5,252	43,785
December 31, 2003	8,518	23,337	43,742	119,842	2,089	5,722	49,033

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

(2)	Before the deduction of royalties.

Replacement of Properties

     In the event that Pengrowth Corporation determines that the sale of any of its interests in properties, and the release of the royalty therefrom, would be in the best interest of the unitholders, the royalty indenture permits it to make sales without the requirement of approval of the unitholders, provided that the aggregate properties sold in any given year total less than 25% of the assets of Pengrowth Corporation, determined as at the date of disposition of the properties based upon an independent engineering appraisal. Any sale exceeding this threshold must be approved by an extraordinary resolution of the unitholders.

     In connection with any sale of properties, Pengrowth Corporation will also be required to consider whether the net proceeds of the sale should be distributed or reinvested to purchase replacement properties (the “Replacement Properties”). If the proceeds of disposition are not reinvested in the purchase of Replacement Properties within the same calendar year then these proceeds are allocated to the holders of royalty units, provided that such rights are subordinate to the rights of the lenders to Pengrowth Corporation under its credit facility and operating time of credit.

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

     In April 2003, Pengrowth closed a US$200 million private placement of senior unsecured notes to a group of U.S. institutional investors. The notes are in two tranches, one of US$150 million 4.93% senior notes due April 23, 2010 and one of US$50 million 5.47% senior notes due 2013. In addition, Pengrowth has a $200 million revolving credit facility syndicated among eight financial institutions that is extendible on June 18, 2004 for a 364 day revolving period or a two year amortization term. These arrangements replace a single $540 million revolving credit facility that had been in place on December 31, 2002. Pengrowth also has a $35 million demand operating line of credit.

TRUST UNITS

The Trust Indenture

     Trust units are issued under the terms of a trust indenture between Pengrowth Corporation and Computershare, as trustee. A maximum of 500,000,000 trust units may be created and issued pursuant to the trust indenture, of which 123,873,651 trust units were outstanding on December 31, 2003. Each trust unit represents a fractional undivided beneficial interest in Pengrowth Trust.

     The trust indenture, among other things, provides for the establishment of Pengrowth Trust, the issue of trust units, the permitted investments of Pengrowth Trust, the procedures respecting distributions to unitholders, the appointment and removal of Computershare as trustee, Computershare’s authority and restrictions thereon, the calling of meetings of unitholders, the conduct of business at such meetings, notice provisions, the form of trust unit certificates and the termination of Pengrowth Trust. The trust indenture may be amended from time to time. Most amendments to the trust indenture, including the early termination of Pengrowth Trust and the sale or transfer of the property of Pengrowth Trust as an entirety or substantially as an entirety, require approval by an extraordinary resolution of the unitholders. An extraordinary resolution of the unitholders requires the approval of not less than 66 2/3% of the votes cast by unitholders at a meeting of unitholders held in accordance with the trust indenture at which two or more holders of at least 5% of the aggregate number of trust units then outstanding are represented. Computershare, as trustee, is permitted to amend the trust indenture without the consent or approval of the unitholders for certain purposes, including: (i) ensuring that Pengrowth Trust complies with applicable laws or government requirements, including satisfaction of certain provisions of the Income Tax Act (Canada); (ii) ensuring that additional protection is provided for the interests of unitholders as Computershare may consider expedient; and (iii) making typographical or other non-substantive changes that are not adverse to the interests of Computershare or unitholders.

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

Redemption Right

     Trust units are redeemable by Computershare, as trustee, at the request of a unitholder when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption. The redemption right permits unitholders in the aggregate to redeem trust units for maximum proceeds of $25,000 in any calendar month; provided that such limitation may be waived at the discretion of the Board of Directors. The redemption price is the lesser of: (i) 95% of the market price of the trust units on the principal market on which the trust units are quoted for trading during the 10 day trading period commencing immediately after the date on which the trust units are surrendered for redemption; and (ii) the closing market price on the principal market on which the trust units are quoted for trading on the date that the trust units are surrendered for redemption.

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

     If the unitholders approve termination, Computershare, as trustee, will sell the assets of Pengrowth Trust, discharge all known liabilities and obligations, and distribute the remaining assets to the unitholders. Computershare will distribute directly to the unitholders any assets which Computershare is unable to sell by the date set for termination.

Unitholder Limited Liability

     The trust indenture, provides that no unitholder will be subject to any personal liability in connection with Pengrowth Trust or its obligations and affairs, and the satisfaction of claims of any nature arising out of or in connection therewith is only to be made out of Pengrowth Trust’s assets. Additionally, the trust indenture states that no unitholder is liable to indemnify or reimburse Computershare for any liabilities incurred by Computershare with respect to any taxes payable by or liabilities incurred by Pengrowth Trust or Computershare, and all such liabilities will be enforceable only against, and will be satisfied only out of, Pengrowth Trust’s assets. It is intended that the operations of Pengrowth Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the unitholders for claims against Pengrowth Trust. Notwithstanding the foregoing, because of uncertainties in the law relating to trusts such as Pengrowth Trust, there is a risk that a unitholder could be held personally liable for obligations of Pengrowth Trust to the extent that claims are not satisfied by Pengrowth Trust.

     The Income Trusts Liability Act passed third reading on May 11, 2004 in the Alberta Legislative and now awaits royal ascent. The Act will apply to Alberta income trusts which include Pengrowth Trust by virtue of being a trust governed by the laws of the Province of Alberta and being a reporting issuer under the Securities Act (Alberta). From and after coming into force, notwithstanding any express or implied indemnity of a trustee by a beneficiary of an Alberta income trust, the beneficiary will not, as a beneficiary, be liable for any act, default, obligation or liability of the trustee of the Alberta income trust.

Special Voting Unit

     The authorized trust units include the special voting trust unit which entitles the holder thereof to a number of votes equal to the number of outstanding exchangeable shares of Pengrowth Corporation at any meeting of the unitholders. The special voting trust unit is not entitled to receive distributions from Pengrowth Trust. The special voting trust unit is intended to provide voting rights to the holders of exchangeable shares of Pengrowth Corporation equivalent to the voting rights attached to trust units. As of the date hereof, the special voting trust unit has not been issued.

2004 Annual and Special Meeting

     At the annual and special meeting of unitholders on April 22, 2004, several amendments to the trust indenture were approved by the unitholders. See “General Development of Pengrowth Energy Trust — Recent Acquisitions, Financings and Developments — 2004 Annual and Special Meetings.”

THE ROYALTY INDENTURE

Royalty Units

     Royalty units are issued under the terms of the royalty indenture dated June 17, 2003 (amending and restating royalty indenture dated April 23, 2002) between Pengrowth Corporation and Computershare, as trustee. A maximum of 500,000,000 royalty units can be created and issued pursuant to the royalty indenture. The royalty units represent fractional undivided interests in the royalty, consisting of a 99% share of “royalty income”.

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

     At the special meeting of royalty unitholders held on April 22, 2004, amendments to the royalty indenture were approved by the unitholders to facilitate the issuance of exchangeable shares by Pengrowth Corporation. See “General Development of Pengrowth Energy Trust — Recent Acquisitions, Financing and Developments — 2004 Annual and Special Meetings.

The Royalty

     The royalty consists of a 99% share of “royalty income”. Under the terms of the Royalty Indenture, Pengrowth Corporation is entitled to retain a 1 percent share of “royalty income” and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2003 and 2002, this Residual Interest, as computed, did not result in any income being retained by Pengrowth Corporation. The royalty indenture provides that “royalty income” means the aggregate of any special distributions and gross revenue less, without duplication, the aggregate of the following amounts:

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

     The “reserve” is established by Pengrowth Corporation with miscellaneous revenues (such as processing and transportation revenues) and allowable portions of gross revenue, and must be used to fund the payment of operating costs, future abandonments, environmental and reclamation costs, general and administrative costs, management fees and debt service charges. Any amounts remaining in the reserve when there are no longer any properties that are subject to the royalty, and all of the above obligations have been satisfied, are to be paid to Pengrowth Trust and to the holders of common shares and exchangeable shares of Pengrowth Corporation in proportion to their respective interests.

     Pengrowth Corporation is required to pay to the holders of royalty units, on each cash distribution date, 99% of “royalty income” received by Pengrowth Corporation from the properties for the period ending on the last day of the second month immediately preceding that cash distribution date less the percentage of distributable cash (currently 10%) that is retained by Pengrowth Corporation to fund capital obligations. See “Distributions”. The holders of royalty units, including Pengrowth Trust, will reimburse Pengrowth Corporation for 99% of the non-deductible Crown royalties and other non-deductible Crown charges payable by Pengrowth Corporation in respect of production from, or ownership of, the properties. Pengrowth Corporation will at all times be entitled to set off its right to be so reimbursed against its obligation to pay the royalty.

     To date, Pengrowth Corporation has not incurred income taxes but is subject to the federal large corporations tax and the Saskatchewan resource surcharge. Any taxes payable by Pengrowth Corporation will reduce royalty income, and thus the distributions received by unitholders and holders of royalty units.

The Trustee

     Computershare is the trustee for holders of royalty units under the royalty indenture and will remain the trustee thereunder unless it resigns or is removed by unitholders. Computershare or its successor may resign on 60 days prior notice to the unitholders, and may be removed by extraordinary resolution of the unitholders. Computershare’s successor must be approved in the same manner.

     Computershare, in accordance with its power to delegate under the trust indenture, has appointed Pengrowth Corporation as the administrator of Pengrowth Trust to assume those functions of the trustee which are largely discretionary pursuant to the royalty indenture, subject to the powers and duties of Pengrowth Management pursuant to the management agreement.

DISTRIBUTIONS

     Pengrowth uses the term “distributable cash” to refer to the amount of cash that has been or is to be available for distribution to the unitholders. “distributable cash” is not a measure recognized by generally accepted accounting principles in Canada and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the royalty indenture. Therefore, distributable cash of Pengrowth may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributable cash should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.

     Distributable cash is typically paid in the form of distributions in the second month following the month in which they are earned. From time to time, the Board of Directors may determine, on behalf of Pengrowth Trust, to cause Pengrowth Trust to withhold a portion of the distributable cash in periods of high commodity prices in order to reduce the variability of distributions payable to unitholders resulting from commodity price fluctuations.

     At the special meeting of the holders of royalty units held on April 23, 2002, the holders of royalty units amended the royalty indenture to permit the Board of Directors to establish a holdback, within Pengrowth Corporation, of up to 20% of its gross revenue if the Board of Directors determines that it would be advisable to do so in accordance with prudent business practices to provide for the payment of future capital expenditures or for the payment of royalty income in any future period. Subsequent to this action, the Board of Directors authorized the establishment of a holdback to fund future capital obligations and future payments of royalty income to Pengrowth Trust comprised of funds retained within Pengrowth Corporation in an amount equivalent to approximately 10% of the distributable cash of Pengrowth Trust calculated as if the reserve had not been established.

     The following distributions per trust unit has been reported in respect of the quarters indicated since January 1, 2001:

Quarter	2003	2002	2001
First	$0.75	$0.41	$1.14
Second	0.67	0.54	0.83
Third	0.63	0.52	0.63
Fourth	0.63	0.60	0.41
Total Annual	$2.68	$2.07	$3.01
Cumulative, since inception	$26.08	$23.40	$21.33

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

Pricing and Marketing — Oil

     In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends, in part, on oil type and quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance, other contractual terms and the world price of oil. Oil exports may be made pursuant to export contracts with terms not exceeding one year, in the case of light crude, and not exceeding two years, in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board. Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the National Energy Board and the issue of such a licence requires the approval of the Governor in Council.

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

Provincial Royalties and Incentives

     The Federal and provincial governments in Canada have legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the freehold mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location and field discovery date.

     The Government of Alberta’s royalty structure includes incentives for exploring and developing oil and natural gas reserves. The incentives include a modification of the royalty formula structure through the implementation of a third tier royalty. For oil produced from wells drilled after October 13, 1992, oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The oil royalty reserved to the Crown on older oil wells has a base rate of 10% and a rate cap of 35%. The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price.

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

     On May 30, 2003, the Minister of Energy and Mines for British Columbia announced an Oil and Gas Development Strategy for the Heartlands. The strategy, which was updated in November 2003, is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and service-sector opportunities. Some of the financial incentives include: i) royalty credits of up to $30 million annually towards road infrastructure in support of resource development (Industry must make an equal contribution); ii) royalty credits for deep gas exploration, re-entry and horizontal drilling; and iii) royalty credits for unconventional and new basins.

     The new fiscal regime for the Saskatchewan oil and gas industry effective October 1, 2002, provides an incentive to encourage exploration and development through a revised royalty/tax structure for oil and natural gas wells with a finished drilling date on or after October 1, 2002 or incremental oil production due to a new or expanded waterflood project with a commencement date on or after October 1, 2002. This “fourth tier” Crown royalty rate, applicable to both oil and natural gas, is price sensitive and ranges from a minimum 5% at a base price to a maximum of 30% at a price above the base price. A fourth tier freehold tax structure, calculated by subtracting a production tax factor of 12.5 percentage points from the corresponding Crown royalty rates, has also been created which is applicable to conventional oil, incremental oil from new or expanded waterfloods and natural gas. The fourth tier royalty/tax structure is also applicable in respect of associated natural gas that is gathered for use or sale which is produced either from oil wells with a finished drilling date on or after October 1, 2002 and oil wells with a finished drilling date prior to October 1, 2002, where the individual oil well has a gas-oil production ratio in any month of more than 3,500 m3 of natural gas per 1 m3 of oil. In addition, volume-based royalty/tax reduction incentives have been changed such that a maximum royalty of 2.5% now applies to various volumes of both oil and natural gas, depending on the depth and nature of the well (up to 16,000 m3 of oil in the case of deep exploratory wells and 25,000 m3 of natural gas produced from exploratory wells). The royalty/tax category with respect to re-entry and short sectional horizontal oil wells has been eliminated such that all horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive fourth tier royalty/tax rates and incentive volumes. Further changes include the reduction of the corporation capital tax surcharge rate from 3.6% to 2.0% and the expansion of the “deep oil well” definition to include oil wells producing from a zone deeper than 1,700 meters provided that the zone is within a geological system deposited during the Mississippian Period or earlier or from a zone that was deposited before the Bakken zone regardless of depth.

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

     In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gases. As a consequence of the Kyoto Protocol, reductions in greenhouse gases from Pengrowth’s operations may be required which could result in increased capital expenditures and reductions in production of oil and gas. Pengrowth may however earn carbon credits offsetting liabilities which may be imposed under Kyoto due to Pengrowth’s participation in the carbon dioxide miscible recovery scheme at Weyburn and other potential tertiary recovery projects in the future.

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

SELECTED FINANCIAL INFORMATION

Summary of Annual Financial Information

(Stated in thousands of dollars except per unit amounts)

Year ended December 31

(Audited)

	2003	2002	2001
Oil and Gas Revenue	$682,795	$482,301	$469,929
Net Income (Loss)	189,297	56,955	88,185
Per trust unit — basic	1.63	0.63	1.24
Total Assets	1,673,718	1,552,651	1,270,208
Long Term Debt	259,300	316,501	345,456
Distributable cash	313,415	194,458	215,787
Per trust unit	2.68	2.07	3.01

Summary of Quarterly Financial Information

(Stated in thousands of dollars except per trust unit amounts)

Three months ended

(Unaudited)

2003	March 31	June 30	September 30	December 31
Oil and gas revenue	$202,801	$167,222	$160,695	$152,077
Distributable cash	97,221	71,774	72,951	71,469
Per trust unit	0.75	0.67	0.63	0.63

2002	March 31	June 30	September 30	December 31
Oil and gas revenue	$91,634	$111,544	$111,205	$167,918
Distributable cash	33,118	48,141	46,139	67,060
Per trust unit	0.41	0.54	0.52	0.60

Notes:

(1)	The per trust unit amount for net income is based on weighted average trust units outstanding calculated on a quarterly basis. The per trust unit amounts for distributable cash reflect actual distributions paid or declared.

(2)	Certain comparative figures have been restated to conform to the presentation adopted in the current year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
OPERATING RESULTS AND FINANCIAL CONDITION

     Management’s Discussion and Analysis relating to Pengrowth Trust’s financial statements for the fiscal years ended December 31, 2003 and 2002, which are contained on pages 42 to 65 of Pengrowth Trust’s 2003 Annual Report, are incorporated herein by reference and form an integral part of this Annual Information Form.

MARKET FOR SECURITIES

     Our outstanding trust units are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The trading symbol for the trust units on the TSX is “PGF.UN” and on the NYSE is “PGH”. At the annual and special meeting of unitholders on April 22, 2004, several amendments to the trust indenture were approved by the unitholders to permit the reclassification of existing trust units into Class B trust units which may only be held by Canadian residents and will only trade on the TSX and Class A trust units which are unrestricted and will trade on the TSX and the NYSE. See “General Development of Pengrowth Energy Trust — Recent Acquisitions, Financings and Developments — 2004 Annual and Special Meetings.

DIRECTORS AND OFFICERS

     Pengrowth Trust does not have any directors or officers. The following is a summary of information relating to the directors and officers respectively of Pengrowth Management, Pengrowth Management of Pengrowth Corporation and Pengrowth Trust, and of Pengrowth Corporation, the administrator of Pengrowth Trust.

Directors and Officers of Pengrowth Management

     The name, municipality of residence, position held and principal occupation of each director and officer of Pengrowth Management are set out below:

Name and
Municipality of Residence	Position with Pengrowth Management	Principal Occupation
James S. Kinnear	President and Director	President,
Calgary, Alberta	(since 1982)	Pengrowth Management Limited

Gregory S. Fletcher	Director	President,
Calgary, Alberta	(since 1988)	Sierra Energy Inc.

Gordon M. Anderson Calgary, Alberta	Vice President, Financial Services (since 2001) Vice President, Treasurer (1998-2001)	Vice President, Financial Services Pengrowth Management Limited
Treasurer (1995-1998)

Charles V. Selby	Corporate Secretary	Lawyer, Selby Professional Corporation
Calgary, Alberta	(since 1993)	Principal, Ikon Strategies Inc.

     Each of the foregoing directors and officers has had the same principal occupation for the previous five years except for: Mr. Fletcher who was President, Canadian Conquest Exploration Inc. (1998-1999); and Mr. Anderson who was Vice President, Treasurer (1998-2001).

Principal Holders of Shares of Pengrowth Management

     James S. Kinnear, President and a director of Pengrowth Management and Chairman, President, Chief Executive Officer and a director of Pengrowth Corporation, owns, directly or indirectly, all of the issued and outstanding voting securities of Pengrowth Management.

Directors and Officers of Pengrowth Corporation

     The name, municipality of residence, position held and principal occupation of each director and officer of Pengrowth Corporation are set out below:

			Trust Units of
Name and			Controlled or
Municipality of			Beneficially
Residence	Position with Pengrowth Corporation	Principal Occupation	Owned(1)(2)
James S. Kinnear Calgary, Alberta	President, Chairman, Director and Chief Executive Officer	President, Pengrowth Management Limited	3,197,933 (6)
	(since 1988)

Stanley H. Wong(4) Calgary, Alberta	Director (since 1988)	President, Carbine Resources Ltd. a private oil and gas producing and	44,076 (7)
		engineering consulting company

John B. Zaozirny(5) Calgary, Alberta	Director (since 1988)	Counsel, McCarthy Tétrault, Barristers and	31,328
		Solicitors

Thomas A. Cumming(3)(5)	Director
Calgary, Alberta	(since 2000)	Business Consultant	6,678

Michael Grandin(3)(5)(8)	Director	Chairman and Chief Executive Officer,	3,100
Calgary, Alberta	(since 2002)	Fording Canadian Coal Trust and Dean, Haskayne School of Business, University of Calgary

Michael S. Parrett(3)	Director
Aurora, Ontario	(since 2004)	Business Consultant	nil

William R. Stedman(4)	Director	Chairman and Chief Executive	nil
Calgary, Alberta	(since 2004)	Officer, ENTx Capital Corporation

Robert B. Hodgins	Chief Financial Officer	Chief Financial Officer	5,008
Calgary, Alberta	(since 2002)	Pengrowth Corporation

Gordon M. Anderson Calgary, Alberta	Vice President (since 2001) Vice President, Treasurer (1997-2001), Treasurer (1995-1997)	Vice President, Financial Services, Pengrowth Management Limited	33,594
	Chief Financial Officer (1991-1998)

Henry D. McKinnon	Vice President, Operations	Vice President, Operations	7,258
Calgary, Alberta	(since 2000)	Pengrowth Corporation

Lynn Kis	Vice President, Engineering	Vice President, Engineering	23,379
Calgary, Alberta	(since 2001)	Pengrowth Corporation

Charles V. Selby Calgary, Alberta	Corporate Secretary (since 1993)	Lawyer, Selby Professional Corporation Principal, Ikon Strategies Inc.	121,021

Chris Webster	Treasurer	Treasurer	6,569
Calgary, Alberta	(since 2001)	Pengrowth Corporation

Lianne Bigham	Controller	Controller	96,875
Calgary, Alberta	(since 1996)	Pengrowth Corporation

Notes:

(1)	Does not include trust units issuable upon the exercise of outstanding trust unit options or trust unit rights.

(2)	As at December 31, 2003.

(3)	Member of Audit Committee.

(4)	Member of Reserves Committee.

(5)	Member of Corporate Governance/Compensation Committee.

(6)	Comprised of 1,199,104 trust units held personally and 1,998,829 trust units held by Kinnear Financial Consulting Limited. In addition, Mr. Kinnear exercises control over 13,152 royalty units which are held by Pengrowth Management Limited.

(7)	In addition, Mr. Wong exercises control over 3,288 royalty units held by Carbine Resources Ltd.

(8)	Mr. Grandin was a director of Pegasus Gold Inc. in 1988 when that company filed voluntarily to reorganize under Chapter 11 of the Bankruptcy Code (United States). A liquidation plan for that company received court confirmation later that year.

     Each of the foregoing directors and officers has had the same principal occupation for the previous five years except for Mr. Cumming who was President of the Alberta Stock Exchange from 1988 to 1999; Michael Grandin who was Executive Vice-President and Chief Financial Officer, Canadian Pacific Limited in 2000 and President, PanCanadian Energy Corporation in 2001 and has served as Chairman and Chief Executive Officer of Fording Canadian Coal Trust since 2003; Michael S. Parrett who was Vice-President and Chief Financial Officer of Rio Algom Limited (“Rio”) from 1991 to

2000, Vice-President, Strategic Development and Joint Ventures of Rio from 1999 to 2000, President of Rio from 2000 to 2001; William R. Stedman who was President and CEO of Pembina Pipeline Corporation from 1997 to 1999; Robert B. Hodgins who was Vice President and Treasurer of Canadian Pacific Limited from 1998 to 2001 and Chief Financial Officer of TransCanada Pipelines Limited from 1993 to 1998; Lynn Kis who was General Manager, Engineering from 1998 to 2001; and Chris Webster who was Manager, Operations Accounting from 2000 to 2001 and Team Leader, Marketing Accounting and Treasury, Union Pacific Resources Inc. from 1996 to 2000.

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

     The timing and amount of capital expenditures will directly affect the amount of income available for distribution to our unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. To the extent that external sources of capital, including the issuance of additional trust units, become limited or unavailable, Pengrowth Corporation’s ability to make the necessary capital investments to maintain or expand oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that Pengrowth Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the cash we receive from Pengrowth Corporation on the royalty units will be reduced, resulting in reductions to the amount of cash we are able to distribute to our unitholders.

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

     If these factors and assumptions prove to be inaccurate, our actual results may vary materially from our reserve estimates. Many of these factors are subject to change and are beyond our control. In particular, changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our trust units. In addition, all such assessments involve a measure of geological and engineering uncertainty that could result in lower production and reserves than anticipated. A significant portion of our reserves are classified as “undeveloped” and are subject to greater uncertainty than reserves classified as “developed”.

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

Our reserves will be depleted over time and our level of distributable cash and the value of our trust units could be reduced if reserves are not replaced.

     Our future oil and natural gas reserves and production, and therefore the cash flows of Pengrowth Trust, will depend upon our success in acquiring additional reserves. If we fail to add reserves by acquiring or developing them, our reserves and production will decline over time as they are produced. When reserves from our properties can no longer be economically produced and marketed, our trust units will have no value unless additional reserves have been acquired or developed. If we are not able to raise capital on favourable terms, we may not be able to add to or maintain our reserves. If we use our cash flow to acquire or develop reserves, we will reduce our distributable cash. There is strong competition in all aspects of the oil and gas industry including reserve acquisitions. We will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies and energy trusts. However, many of our competitors have greater resources than we do and we cannot assure you that we will be successful in acquiring additional reserves on terms that meet our objectives.

Our operation of oil and natural gas wells could subject us to environmental claims and liability.

     The oil and natural gas industry is subject to extensive environmental regulation, which imposes restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, Canadian legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of this or other legislation may result in fines or the issuance of a clean-up order. Ongoing environmental obligations will be funded out of our cash flow and could therefore reduce distributable cash payable to our unitholders.

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

     Pengrowth Corporation has issued US$200 million in term debt due in two tranches, the first tranche of US$150 million is due in April 2010 and the second tranche of US$50 million is due in April 2013. Pengrowth also has a $200 million revolving credit facility syndicated among eight financial institutions in place until June 20, 2004. The $200 million facility has a 364 day revolving period and should it not be renewed on June 20, 2004, it will be repayable over a two year period. Pengrowth also has a $35 million demand operating line of credit. We draw upon these credit facilities from time to time to make acquisitions of oil and natural gas properties and to fund capital investments in our properties. We pay interest at fluctuating rates with respect to a portion of our outstanding debt under our existing credit facilities. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount Pengrowth is required to apply to service its debt. Certain covenants in the agreements with our lenders may also limit the amount of the royalty paid by Pengrowth Corporation to Pengrowth Trust and the distributions paid by us to our unitholders. On April 8, 2004, Pengrowth Corporation entered into an agreement with a subsidiary of Murphy Oil Corporation to acquire oil and natural gas assets through the purchase of shares in a numbered company for $550 million which will be funded through cash on hand and through a committed interim debt facility provided by Pengrowth Corporation’s lead banker. Pengrowth Corporation will seek to replace the interim credit facility with other sources of financing. We cannot assure you that the amount of our credit facility will be adequate for our future financial obligations or that we will be able to obtain additional funds. If we become unable to pay our debt service charges or otherwise cause an event of default to occur, our lenders may foreclose on or sell the properties. The net proceeds of any such sale will be allocated firstly, to the repayment of our lenders and other creditors and only the remainder, if any, would be payable to Pengrowth Trust by Pengrowth Corporation in respect of the royalty.

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

     World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/United States dollar exchange rate which fluctuates over time. A material increase in the value of the Canadian dollar may negatively impact our net production revenue and cash flow. To the extent that we have engaged, or in the future engage, in risk management activities related to commodity prices and foreign exchange rates, through entry into oil or natural gas price hedges and forward foreign exchange contracts or otherwise, we may be subject to unfavourable price changes and credit risks associated with the counterparties with which we contract.

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

The SOEP properties may present challenges and risks that we have not faced in the past.

     The SOEP properties are offshore and Pengrowth has had no other experience with offshore projects. Moreover, they are in an earlier stage of development than most of our previous acquisitions have been and have not been on production for an extended period of time. As a result, the SOEP properties may present challenges and risks that Pengrowth has not faced in the past. Furthermore, because of the early stage of development and relatively brief production history of these properties, events which could materially adversely affect our interests are more likely to occur. No assurance can be given that capital obligations will not be greater than forecast and that there will not be further negative revisions to reserves.

Management may have conflicts of interest.

     Pengrowth Management provides advisory, management and administrative needs of Pengrowth Trust and Pengrowth Corporation in consideration for a management fee which is currently based in part on net production revenue of Pengrowth Corporation. This arrangement may create an incentive for Pengrowth Management to maximize the net production revenue of Pengrowth Corporation, rather than maximizing its distributable cash, which is the primary basis for calculating distributions available to unitholders.

     Pengrowth Management may manage and administer such additional acquired properties, as well as enter into other types of energy related management and advisory activities and may not devote full time and attention to the business of Pengrowth Corporation and therefore act in contradiction to or competition with the interests of our unitholders.

     General and administrative expenses which Pengrowth Management incurs in relation to the business of Pengrowth Corporation and Pengrowth Trust are required to be paid by Pengrowth Corporation. These expenses are not subject to a limit other than as may be provided under a periodic review by the Board of Directors and, as a result, there may not be an incentive for Pengrowth Management to minimize these expenses.

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

     Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a “ceiling limit” which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, we must charge the amount of the excess against earnings. As oil and gas prices decline, our net capitalized cost may approach and, in certain circumstances, exceed this cost ceiling, resulting in a charge against earnings. Under United States accounting rules, the cost ceiling is generally lower than under Canadian rules because the future net cash flows used in the United States ceiling test are discounted to a present value. Accordingly, we would have more risk of a ceiling test write-

down in a declining price environment if we reported under United States generally accepted accounting principles. While these write-downs would not affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit our ability to borrow funds or comply with covenants contained in our current or future credit agreements or other debt instruments.

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

If Pengrowth Trust ceases to qualify as a mutual fund trust it would adversely affect the value of our trust units.

     It is intended that Pengrowth Trust will at all times qualify as a mutual fund trust for the purposes of the Tax Act. While Pengrowth Trust may have an alternative basis for qualifying as a mutual fund trust, Pengrowth Trust intends to take measures to ensure that it qualifies as a mutual fund trust on the basis that it is not reasonable, at any time, to consider that Pengrowth Trust was established or is maintained primarily for the benefit of non-residents of Canada.

     Recent residency information received by Pengrowth regarding the beneficial ownership of trust units indicates that a majority of trust units are owned by non-residents of Canada. However, it is the view of Pengrowth Corporation that Pengrowth Trust is not being maintained primarily for the benefit of non-residents as it is continuing to undertake measures to monitor, control and ultimately reduce the level of non-resident ownership, including implementation of the reclassification of the outstanding Trust Units as Class A and B Trust Units, where the Class B Trust Units may not be owned by non-residents of Canada and will constitute greater than 50% of the outstanding trust units. See “General Development of Pengrowth Energy Trust — Recent Acquisitions, Financings and Developments — 2004 Annual and Special Meetings — Reclassification of Trust Unit Capital”.

     Notwithstanding the steps taken or to be taken by Pengrowth, no assurance can be given that the status of Pengrowth Trust as a mutual fund trust will not be challenged by a relevant taxation authority. If Pengrowth Trust’s status as a mutual fund trust is determined to have been lost, certain negative tax consequences will have resulted for Pengrowth Trust and its unitholders. These negative tax consequences include the following:

•	The trust units would cease to be a qualified investment for trusts governed by RRSPs, RRIFs, RESPs and DPSPs, as defined in the Income Tax Act (Canada) (the “Tax Act”). Where, at the end of a month, a RRSP, RRIF, RESP or DPSP holds trust units that ceased to be a qualified investment, the RRSP, RRIF, RESP or DPSP, as the case may be, must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the trust units at the time such trust units were acquired by the RRSP, RRIF, RESP or DPSP. In addition, trusts governed by a RRSP or a RRIF which hold trust units that are not qualified investments will be subject to tax on the income attributable to the trust units while they are non-qualified investments, including the full capital gains, if any, realized on the disposition of such trust units. Where a trust governed by a RRSP or a RRIF acquires trust units that are not qualified investments, the value of the investment will be included in the income of the annuitant for the year of the acquisition. Trusts governed by RESPs which hold trust units that are not qualified investments can have their registration revoked by the Canada Revenue Agency.

•	Pengrowth Trust would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by Pengrowth Trust may have adverse income tax consequences for certain unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax.

•	The trust units would be foreign property for RRSPs, RRIFs DPSPs and other persons subject to tax under Part XI of the Tax Act.

•	Pengrowth Trust would not be entitled to use the capital gains refund mechanism otherwise available for mutual fund trusts.

•	The trust units would constitute taxable Canadian property for the purposes of the Tax Act, potentially subjecting non-residents of Canada to tax pursuant to the Tax Act on the disposition (or deemed disposition) of such trust units.

The ability of investors resident in the United States to enforce civil remedies may be affected for a number of reasons.

     Pengrowth Trust is an Alberta trust and Pengrowth Management and Pengrowth Corporation are both Alberta corporations. All of these entities have their principal places of business in Canada. All of the directors and officers of Pengrowth Management and Pengrowth Corporation are residents of Canada and all or a substantial portion of the assets of such persons and of Pengrowth Trust are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon Pengrowth Trust or such persons or to realize in the United States upon judgments of courts of the United States predicated upon civil remedies under the Securities Act of 1933 (United States), as amended. Investors should not assume that Canadian courts:

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

Our trust units are not equivalent to shares.

     Trust units should not be viewed by investors as shares in Pengrowth Corporation. Trust units are also dissimilar to conventional debt instruments in that there is no principal amount owing to our unitholders. Trust units represent a fractional interest in Pengrowth Trust. unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. Pengrowth Trust’s assets are royalty units and common shares of Pengrowth Corporation and certain facilities interests, and may also include certain other investments permitted under the trust indenture. The price per trust unit is a function of anticipated distributable cash, the oil and natural gas properties acquired by Pengrowth Corporation and the ability to effect long-term growth in the value of Pengrowth Corporation. The market price of the trust units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of Pengrowth Corporation to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of our trust units.

     Trust units will have no value when reserves from the properties can no longer be economically produced or marketed and, as a result, cash distributions do not represent a “yield” in the traditional sense as they represent both return of capital and return on investment. unitholders will have to obtain the return of capital invested out of cash flow derived from their investments in the trust units during the period when reserves can be economically recovered. Accordingly, we give no assurances that the distributions you receive over the life of your investment will meet or exceed your initial capital investment.

You may experience substantial future dilution given that the success of Pengrowth Trust is dependent upon raising capital.

     One of our objectives is to continually add to our reserves through acquisitions and through development. Our success is, in part, dependent on our ability to raise capital from time to time. Unitholders may also suffer dilution in connection with future issuance of trust units.

The limited liability of unitholders is uncertain.

     The trust indenture provides that no unitholder will be subject to any personal liability in connection with Pengrowth Trust or its obligations and affairs, and the satisfaction of claims of any nature arising out of or in connection therewith is only to be made out of Pengrowth Trust’s assets. Additionally, the trust indenture states that no unitholder is liable to indemnify or reimburse Computershare for any liabilities incurred by Computershare with respect to any taxes payable by or liabilities incurred by Pengrowth Trust or Computershare, and all such liabilities will be enforceable only against, and will be satisfied only out of, Pengrowth Trust’s assets. It is intended that the operations of Pengrowth Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the unitholders for claims against Pengrowth Trust. Notwithstanding the foregoing, because of uncertainties in the law relating to trusts such as Pengrowth Trust, there is a risk that a unitholder could be held personally liable for obligations of Pengrowth Trust to the extent that claims are not satisfied by Pengrowth Trust.

     The Income Trusts Liability Act passed third reading on May 11, 2004 in the Alberta Legislative and now awaits royal ascent. The Act will apply to Alberta income trusts which include Pengrowth Trust by virtue of being a trust governed by the laws of the Province of Alberta and being a reporting issuer under the Securities Act (Alberta). From and after coming into force, notwithstanding any express or implied indemnity of a trustee by a beneficiary of an Alberta income trust, the beneficiary will not, as a beneficiary, be liable for any act, default, obligation or liability of the trustee of the Alberta income trust.

Canadian and United States practices differ in reporting reserves and production.

     We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the United States Securities and Exchange Commission by companies in the United States.

     We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the United States Securities and Exchange Commission and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves; however, we separately estimate our reserves using prices and costs held constant at the effective date of the reserve report in accordance with the Canadian reserve reporting requirements. These requirements are similar to the constant pricing reserve methodology utilized in the United States.

     We include in this Annual Information Form estimates of proved and proved plus probable reserves. The United States Securities and Exchange Commission generally prohibits the inclusion of estimates of probable reserves in filings made with it. This prohibition does not apply to Pengrowth Trust because it is a Canadian foreign private issuer.

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

Unitholders who are United States persons face income tax risks.

     The United States federal income tax risks related to owning and disposing of our trust units, include the following:

•	Because the trust units will be publicly traded, Pengrowth Trust will not be treated as a corporation for U.S. federal income tax purposes only if 90% or more of its gross income consists of qualifying income. Although Pengrowth Trust expects to satisfy the 90% requirement at all times, if it fails to satisfy this requirement, it will be treated as a foreign corporation. If Pengrowth Trust were treated as a corporation, it could be a passive foreign investment company or “PFIC”. Treatment of Pengrowth Trust as a PFIC could result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of the trust units.

•	A successful U.S. Internal Revenue Service (“IRS”) contest of the federal income tax positions we take or have taken may adversely affect the market for our trust units. For example, the IRS could challenge our position that the royalty from Pengrowth Corporation should be treated as a non-operating, non-working interest. We have not requested a ruling from the IRS with respect to this or any other matter affecting us other than relating to the timeliness of our election to be treated as a partnership. The IRS may adopt positions that differ from the conclusions of our counsel or from the positions we take or have taken. It may be necessary to resort to administrative or court proceedings to sustain our counsel’s conclusions or those positions. A court may not concur with our counsel’s conclusions or the positions we take or have taken. Any contest with the IRS may materially and adversely impact the U.S. federal income tax consequences to unitholders and, therefore, the market for our trust units and the price at which they

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

     Although Pengrowth Management provides advisory and management services to Pengrowth Corporation and Pengrowth Trust, the Board of Directors supervises the management of the business and affairs of Pengrowth Corporation and Pengrowth Trust. The Board of Directors makes significant operational decisions and all decisions relating to:

(i)	the issuance of additional trust units;

(ii)	material acquisitions and dispositions of properties;

(iii)	material capital expenditures;

(iv)	borrowing; and

(v)	the payment of distributable cash.

     Properties may not be acquired from officers or directors of Pengrowth Management or persons not at arm’s length with such persons at prices which are greater than fair market value and properties may not be sold to officers or directors of Pengrowth Management or persons not at arm’s length with such persons at prices which are less than fair market value, in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Board of Directors. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of unitholders in accordance with the requirements of Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.

     Circumstances may arise where members of the Board of Directors serve as directors or officers of corporations which are in competition to the interests of Pengrowth Corporation and Pengrowth Trust. No assurances can be given that opportunities identified by such board members will be provided to Pengrowth Corporation and Pengrowth Trust.

CODE OF ETHICS

     Pengrowth has adopted a code of ethics, as that term is defined in Form 40-F under the U.S. Securities Exchange Act of 1934 (the “Code of Ethics”) that applies to Pengrowth’s management, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Ethics is available for viewing on our website (http://www.pengrowth.com).

     Since the adoption of its Code of Ethics, Pengrowth has not amended the code or granted any waivers (including implicit waivers) from the terms thereof.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table provides information about the aggregate fees billed to Pengrowth for professional services rendered by KPMG LLP during fiscal 2003 and 2002:

	2003	2002
Category	$M	$M
Audit Fees	$253	$627
Audit Related Fees	nil	nil
Tax Fees	$84	$427
All Other Fees	$26	nil

Total	$363	$1,054

     Audit Fees. Audit fees consist of fees for the audit of Pengrowth’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

     Audit-Related Fees. Audit-related fees normally include due diligence reviews in connection with acquisitions, research of accounting and audit-related issues, review of reserves disclosure and the completion of audits required by contracts to which Pengrowth is a party.

     Tax Fees. During 2003 and 2002 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for Pengrowth Trust and its subsidiaries, tax advice and planning and commodity tax consultation.

     All Other Fees. During 2003 the services provided in this category included consultation regarding the US Sarbanes Oxley Act and internal controls.

PRE-APPROVAL POLICIES AND PROCEDURES

     Pengrowth has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by KPMG LLP: The audit committee approves a schedule which summarizes the services to be provided that the audit committee believes to be typical, recurring or otherwise likely to be provided by KPMG LLP. The schedule generally covers the period between the adoption of the schedule and the next meeting of the audit committee, but at the option of the audit committee, may cover a shorter or longer period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that (i) the audit committee knows precisely what services it is being asked to pre-approve and (ii) it is not necessary for any member of Pengrowth’s management to make a judgment as to whether a proposed service fits within the pre-approved services.

     Pengrowth has not approved any non-audit services on the basis of the de minimis exemptions. All non-audit services are pre-approved by the Audit Committee in accordance with the pre-approval policy referenced herein.

OFF-BALANCE SHEET ARRANGEMENTS

     Pengrowth has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The disclosure regarding the contractual obligations of Pengrowth under the heading “Commitments and Contractual Obligations” in the Management’s Discussion and Analysis appearing on page 59 of Pengrowth Trust’s 2003 annual report is incorporated by reference herein.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

     The board of directors of Pengrowth complies with the Guidelines for effective Corporate Governance of the Toronto Stock Exchange (the “TSX”) and Pengrowth’s corporate governance practices in comparison with the TSX best practices are disclosed on pages 12 through 21 of Pengrowth’s Information Circular-Proxy Statement, which pages are incorporated by reference herein. These guidelines address the constitution of boards of directors and board committees as well as their functions, their independence from management and other means to promote sound Corporate Governance practices.

     Pengrowth is also considering and preparing for the application of recent legislative changes in Canada and the recommendations of influential organizations and commentators on effective corporate governance. Multilateral Instrument 58-201 on effective Corporate Governance was published for comment by the Canadian Securities administrators (the “CSA”) and will be considered for implementation in 2005. The impact of Multilateral Instrument 52-110 in respect of audit committees, Multilateral Instrument 52-109 in respect of the certification of disclosure on issuers’ annual and interim filings and National Instrument 51-101 in respect of standards of disclosure for oil and gas activities are being considered by Pengrowth. These rules, as implemented and as proposed for implementation, are meant to align Canadian corporate governance with U.S. corporate governance, as set out in the Sarbanes-Oxley Act of 2002 and the Corporate Governance Listing Standards of the New York Stock Exchange. Further disclosure of Pengrowth’s corporate governance practices, is found on pages 100 through 102 of Pengrowth’s 2003 Annual Report, which pages are incorporated by reference herein.

ADDITIONAL INFORMATION

     Additional information, including Pengrowth Management’s remuneration and the principal holders of trust units, is contained in the Information Circular — Proxy Statement of Pengrowth Corporation and Pengrowth Trust dated March 15, 2004 and the Supplement thereto dated March 29, 2004, which relates to the Annual and Special Meeting of unitholders, and the Annual and Special Meeting of shareholders of Pengrowth Corporation and the Special Meeting of holders of royalty units to be held on April 22, 2004. Additional financial information is contained in Pengrowth Trust’s comparative financial statements for the years ended December 31, 2003 and 2002 which are included in Pengrowth Trust’s 2003 Annual Report.

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

(iv)	one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (a) (i) to (iii) above; or

(b)	at any other time, a copy of the documents referred to in clauses (a) (i) to (iii) above, provided that Pengrowth Trust may require a payment of a reasonable charge from such a person or company who is not a unitholder.

     For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Calgary Head Office	Toronto Investor Relations
Suite 2900, 111 — 5th Avenue S.W.	Suite 2315, 200 Bay Street
Calgary, Alberta T2P 3Y6	Toronto, Ontario M5J 2J2
Telephone: (403) 233-0224	Telephone: (416) 362-1748
1-800-223-4122	1-888-744-1111
Fax: (403) 294-0051	Fax: (403) 362-8191

Website: www.pengrowth.com
email: pengrowth@pengrowth.com

APPENDIX A

REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Pengrowth Corporation (the “Company”):

We have prepared an evaluation of the Company’s reserves data as at December 31, 2003. The reserves data consist of the following:

(a) (i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2003, using forecast prices and costs; and

(ii)	the related estimated future net revenue; and

(b) (i)	proved oil and gas reserves estimated as at December 31, 2003, using constant prices and costs; and

(ii)	the related estimated future net revenue.

The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:

Description and Preparation Date of	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)
[Audit/Evaluation/	Geographic
Review] Report	Area)	Audited	Evaluated	Reviewed	Total
January 30, 2004	Canada	$0	$1604MM	$0	$1604MM

We have no responsibility to update this evaluation for events and circumstances occurring after the preparation date.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada                                           Dated February 19, 2004

ORIGINALLY SIGNED BY

Doug R. Sutton, P. Eng.
Vice-President

A-1

APPENDIX B

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Management of Pengrowth Corporation (the “Company”) are responsible for the preparation and disclosure of information with respect to the oil and gas activities of Pengrowth Energy Trust (the “Pengrowth Trust”) in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii)	the related estimated future net revenue; and

(b)	(i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii)	the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(d)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(e)	the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(f)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

B-1

/s/ James S. Kinnear

James S. Kinnear
Chairman, President and Chief Executive Officer
Pengrowth Corporation

/s/ Lynn Kis

Lynn Kis
Vice President, Engineering
Pengrowth Corporation

/s/ Stanley H. Wong

Stanley H. Wong
Director
Pengrowth Corporation

/s/ Thomas A. Cumming

Thomas A. Cumming
Director
Pengrowth Corporation

May 17, 2004

B-2

APPENDIX B

MANAGEMENT’S DISCUSSION AND ANALYSIS (INCLUDED ON PAGES 42 THROUGH 65 OF THE PENGROWTH ENERGY TRUST 2003 ANNUAL REPORT)

Management’s Discussion and Analysis

The following discussion and analysis of financial results should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 and is based on information available to February 29, 2004 except for the unit offering entered into on March 4, 2004 as discussed on page 58. Certain prior period comparative numbers included within this discussion and analysis have been restated to reflect the changes in accounting policies as discussed in Note 3 to the financial statements.

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third-party industry sources. Readers should not place undue reliance on these forward-looking statements.

Critical Accounting Estimates

As discussed in Note 2 to the financial statements, the preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

The amounts recorded for depletion, depreciation and amortization of injectants and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (NI 51-101), Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.

Conversion and Currency

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth has adopted the international standard of six thousand cubic feet (mcf) to one barrel of oil equivalent (boe). All amounts are stated in Canadian dollars unless otherwise specified.

42   Pengrowth Energy Trust · 2003 annual report

Year 2003 Overview

Record high commodity prices in 2003, partially offset by a decline in the U.S. dollar relative to the Canadian dollar and increased production from the acquisition of producing properties in British Columbia in the fourth quarter of 2002, contributed to the strong performance by Pengrowth Energy Trust in 2003.

Highlights

•	Oil and gas sales increased by 42 percent to a record $683 million in 2003 from $482 million in 2002.

•	Production increased by 12 percent to 49,033 boe per day in 2003 compared to 43,785 boe per day in 2002.

•	Pengrowth’s average realized commodity price increased by 26 percent to $38.15 per boe in 2003, the highest average realized price per boe in the history of the Trust.

•	On April 23, 2003 Pengrowth closed a US$200 million private debt placement, issuing U.S. $150 million 7-year and U.S. $50 million 10-year term notes at an average interest rate of 5.07 percent. As a result of the increase in the Canadian dollar relative to the U.S. dollar since April 2003, Pengrowth recorded an unrealized foreign exchange gain of $31 million on $U.S.-denominated debt.

•	During 2003 Pengrowth strengthened its financial position. Long-term debt was reduced to $259 million at the end of 2003 compared to $317 million at year-end 2002. The long-term debt to debt-plus-equity ratio was a conservative 0.2 times, and Pengrowth had $64 million of cash on the balance sheet at year-end.

•	On July 23, Pengrowth closed a public offering of 8.5 million trust units at $16.95 per unit to raise gross proceeds of $144 million (net equity proceeds of $136 million). These proceeds more than funded total acquisitions in the year of $123 million.

Pengrowth Energy Trust · 2003 annual report   43

•	During 2003 Pengrowth acquired an 8.4 percent interest in the Sable Energy Offshore Project (SOEP) onshore and offshore facilities, certain significant discovery licences and converted its royalty interest into an 8.4 percent working interest in SOEP for a total purchase price of $127 million net of adjustments. As a result of these transactions, Pengrowth has eliminated the requirement to pay third-party processing fees for the SOEP facilities, which were approximately $30 million per year, prior to acquisition.

•	Operating costs increased marginally to $8.33 per boe in 2003 from $8.12 per boe in 2002, as a result of increasing costs in the industry, offset in part by reduced processing fees at SOEP following our acquisition of an interest in the SOEP onshore facilities in May 2003.

•	Pengrowth spent a total of $85.7 million on development projects in 2003. These expenditures were funded through the 10 percent holdback from distributions which commenced in January 2003, and equity proceeds received from the distribution reinvestment plan (DRIP) and the trust unit option and rights incentive plans.

•	Net income increased to $189 million in 2003 from $57 million in 2002. Included in 2003 net income is an unrealized foreign exchange gain of $31 million.

•	Cash distributions to unitholders totaled $313 million or $2.68 per trust unit, an increase of 29 percent from the $2.07 per unit paid to unitholders in 2002.

•	Year-end proved plus probable (P50) reserves declined by 30.4 million boe as compared to the established reserves reported at year-end 2002 including 17.9 million boe attributable to production and revisions as announced in a News Release on February 2, 2004.

44   Pengrowth Energy Trust · 2003 annual report

Financial and Operating Highlights

(thousands, except per unit amounts)	Three Months ended December 31			Twelve Months ended December 31
			%			%
	2003	2002	Change	2003	2002	Change
Income Statement
Oil and gas sales	$152,077	$167,918	(9)	$682,795	$482,301	42
Net income	$37,355	$25,873	44	$189,297	$56,955	232
Net income per unit	$0.31	$0.25	24	$1.63	$0.63	159
Distributable cash (1)	$71,469	$67,060	7	$313,415	$194,458	61
Actual distributions paid or declared per unit	$0.63	$0.60	5	$2.68	$2.07	29
Weighted average number of trust units outstanding	122,326	102,209	20	115,912	89,923	29

Balance Sheet
Working capital				$12,966	$(36,568)	135
Property, plant and equipment and other assets				$1,530,359	$1,493,047	2
Long-term debt				$259,300	$316,501	(18)
Unitholders’ equity				$1,159,433	$1,073,164	8
Unitholders’ equity per unit				$9.36	$9.71	(4)
Number of units outstanding at year-end				123,874	110,562	12

Daily Production
Crude oil (barrels)	22,193	25,358	(12)	23,337	19,914	17
Natural gas (thousands of cubic feet)	117,315	127,391	(8)	119,842	111,713	7
Natural gas liquids (barrels)	5,907	5,664	4	5,722	5,252	9
Total production (boe) (6:1)	47,653	52,253	(9)	49,033	43,785	12
Change in production (year over year) (%)	(9)	18		12	9

Production Profile (6:1 conversion) (%)
Crude oil	47	48		47	45
Natural gas	41	41		41	43
Natural gas liquids	12	11		12	12

Average Prices
Crude oil (per barrel)	$38.08	$39.91	(5)	$40.64	$38.06	7
Natural gas (per mcf)	$5.36	$5.16	4	$6.21	$3.85	61
Natural gas liquids (per barrel)	$35.45	$30.78	15	$35.46	$28.11	26
Average price per boe (6:1)	$34.69	$34.93	(1)	$38.15	$30.18	26

Proved plus Probable (P50) Reserves (2)
Crude oil (mbbls)				97,360	106,738	(9)
Natural gas (bcf)				412.8	502.3	(18)
Natural gas liquids (mbbls)				18,250	24,354	(25)
Total oil equivalent (mboe)				184,416	214,814	(14)

(1) See Note 4 to the Financial Statements.
(2) For 2002, Reserves were Established Reserves which are equivalent to Proved Plus Probable (P50) Reserves as reported in 2003.

Pengrowth Energy Trust · 2003 annual report   45

Results Of Operations

Production

Average daily production increased by 12 percent to 49,033 boe per day in 2003 compared to 43,785 boe per day in 2002. This increase is mainly attributable to the acquisition of Calpine Canada’s British Columbia properties on October 1, 2002 and development activities at some other Pengrowth properties which partially offset normal production declines. The 2003 fourth-quarter production of 47,653 boe per day was 9 percent lower than 2002 fourth quarter production of 52,253 boe per day, reflecting the production decline over this period, offset in part by development activities and minor acquisition volumes. Production from the SOEP Alma field, which came onstream at the end of November 2003, and incremental gas volumes from new wells drilled at Cessford and Dunvegan near year-end 2003, should have a positive impact on first-quarter 2004 production. At this time, Pengrowth is forecasting average 2004 production of approximately 44,000 to 45,000 boe per day from our existing properties.

46   Pengrowth Energy Trust  •  2003 annual report

Daily Production Volumes

	2003	2002	% Change
Crude oil (bbl)	23,337	19,914	17
Natural gas (mcf)	119,842	111,713	7
Natural gas liquids (bbl)	5,722	5,252	9
Total daily sales volumes (boe)	49,033	43,785	12

Pricing and Commodity Price Hedging

The increase in U.S.-based prices for North American crude oil and natural gas were partially offset by the negative impact of the rising Canadian dollar relative to the U.S. dollar. Pengrowth’s average realized commodity price for 2003 was the highest for any year since the inception of the Trust.

Benchmark Pricing

	2003	2002	% Change
WTI crude oil ($ U.S./bbl)	$30.99	$26.08	19
AECO (monthly) natural gas ($/mcf)	$6.70	$4.07	65
NYMEX (HH close) natural gas ($U.S./mmbtu)	$5.39	$3.22	67
Currency ($Cdn/$U.S.)	$0.7136	$0.6368	12

Pengrowth Energy Trust  •  2003 annual report   47

Pengrowth’s Average Realized Prices
(Adjusted for Hedging)

	2003	2002	% Change
Crude oil ($/bbl)	$40.64	$38.06	7
Natural gas ($/mcf)	$6.21	$3.85	61
Natural gas liquids ($/bbl)	$35.46	$28.11	26
Total oil and gas sales ($/boe)	$38.15	$30.18	26

Pengrowth’s average crude oil price increased by 7 percent in 2003 to $40.64 per barrel compared to $38.06 per barrel in 2002. Although the 2003 average WTI benchmark crude price increased by 19 percent to $31.02 per barrel in 2003, much of this increase was offset by the decline in the U.S. dollar relative to the Canadian dollar.

In 2003 Pengrowth had 10,838 barrels per day, or 46 percent of crude oil production hedged at an average price of Cdn $41.41 per barrel. Pengrowth’s hedging program resulted in a total hedging loss on crude oil for the year of $7.8 million or $0.92 per barrel, compared to a loss of $6.1 million or $0.83 per barrel in 2002.

Pengrowth’s average natural gas price increased by 61 percent from $3.85 per mcf in 2002 to $6.21 per mcf in 2003. In comparison, the average AECO and NYMEX benchmark gas prices increased by 65 percent and 67 percent respectively.

Pengrowth sold a total of 30.4 mmcf per day or approximately 26 percent of 2003 natural gas production under fixed price or financial swap contracts at an average price of $6.60 per mcf. The Trust realized a net hedging loss of $16.0 million, or $0.37 per mcf in 2003, compared to a net loss of $1.8 million or $0.04 per mcf in 2002.

Pengrowth’s average price for natural gas liquids (NGLs) increased by 26 percent to $35.46 in 2003 compared to $28.11 in 2002. Approximately one-third of Pengrowth’s NGL production is condensate and pentane for which market prices are impacted more by the price of crude. Prices for propane, butane and ethane, which comprise the balance of Pengrowth’s NGLs, track natural gas prices more closely.

Oil and Gas Sales
Oil and Gas Sales

($ millions)	2003	2002	% Change
Crude oil	$346.2	$276.6	25
Natural gas	271.6	156.9	73
Natural gas liquids	74.1	53.9	37
Less: gross overriding royalties	(11.7)	(8.2)	43
Gas marketing and brokering income, sulphur	2.6	3.1	(16)

Total oil and gas sales	$682.8	$482.3	42

48   Pengrowth Energy Trust  •  2003 annual report

As a result of the 12 percent increase in production volumes and the 26 percent increase in the average realized price per boe, as previously discussed, Pengrowth’s total oil and gas sales reported in 2003 increased by 42 percent to $682.8 million. The following table illustrates in detail the effect of changes in prices and volumes on the components of oil and gas sales.

Oil and Gas Sales – Price and Volume Analysis

($ millions)	Oil	Gas	NGL	GORR	Other	Total
Year ended December 31, 2002	$276.6	$156.9	$53.9	$(8.2)	$3.1	$482.3
Effect of increase in sales volumes	47.6	11.4	4.8	–	–	63.8
Effect of increase in product prices	22.0	103.3	15.4	–	–	140.7
Other	–	–	–	(3.5)	(0.5)	(4.0)

Year end December 31, 2003	$346.2	$271.6	$74.1	$(11.7)	$2.6	$682.8

Royalties

Crown royalties, net of incentives and freehold royalties and mineral taxes increased to $114.9 million in 2003 from $80.6 million in 2002. Royalties as a percentage of oil and gas sales were consistent with 2002 at 17 percent. Although the effective royalty rate was somewhat higher for most properties in 2003 due to higher commodity prices, particularly natural gas, this increase was offset by increased injection credits at Judy Creek as a result of higher miscible flood injection costs.

Operating Expenses

Operating expenses increased to $149.0 million in 2003 compared to $129.8 million in 2002, mainly as a result of the British Columbia properties acquired in the fourth quarter of 2002. This was somewhat offset by a reduction of SOEP processing fees, following the acquisition of an interest in the facilities downstream of the Thebaud Central Platform in May 2003.

Operating costs per boe increased by 3 percent to $8.33 per boe compared to $8.12 per boe in 2002. Higher electricity rates in 2003, an increase in CO2 costs at Weyburn, general cost increases in the industry, and production declines contributed to higher operating costs per boe in 2003. This was despite cost savings on processing fees of approximately $9.5 million realized as a result of the purchase of the SOEP onshore facilities. The 2003 fourth-quarter operating costs were $3.0 million lower than the fourth quarter of 2002, due to the reduction of SOEP processing fees in 2003 and some additional costs incurred in the last quarter of 2002. Fourth-quarter 2003 operating expenses were $3.2 million higher than the third quarter of 2003, due to a number of factors including additional well workover costs on operated properties, prior period adjustments billed by other operators on non-operated properties, and lower casinghead revenues (which is netted against operating expenses at Judy Creek).

At this time, based on our current property portfolio, Pengrowth’s total operating costs are expected to decline by approximately $10-$15 million in 2004. This reduction is anticipated as a result of decreased processing fees at SOEP due to the purchase of the SOEP offshore facilities at the end of December 2003, and the SOEP on-shore facilities in May 2003, offset in part by

Pengrowth Energy Trust  •  2003 annual report   49

higher costs at some of our other properties and general cost increases. If we continue to see strong market prices for commodities, there is likely to be continued upward pressure on operating costs, due to factors such as increased demand for skilled industry workers as companies expand exploration and development projects, higher fuel costs and higher electricity rates. In order to help mitigate the risk of higher electricity rates, Pengrowth has fixed the price on approximately 20 percent of our estimated electricity requirements at operated properties in 2004.

Amortization of Injectants for Miscible Floods

The cost of injectants (primarily ethane and methane) purchased for injection in miscible flood programs is amortized over the period of expected future economic benefit, which is estimated at 30 months. In 2003, the total cost of products purchased for reinjection increased to $23.0 million in 2003 from $15.1 million in 2002. Pengrowth amortized and deducted $32.5 million of injectant costs from distributable cash in 2003 (2002 – $44.3 million). As at December 31, 2003 Pengrowth had deferred injectant costs of $24.3 million which will be amortized and charged against distributable cash of future periods.

The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these products for reinjection is included in operating costs. Total injectant costs are expected to increase in 2004 due to higher forecasted prices for natural gas and ethane and increased activity at the Swan Hills flood. The amount of injectants amortized against distributable cash is expected to decline in 2004 as the deferred portion of prior years’ costs has declined.

Interest

Pengrowth’s average long-term debt was marginally lower in 2003 compared to 2002. However, interest expense increased to $18.2 million in 2003 from $15.2 million in 2002, reflecting a higher average interest rate on the term debt issued in 2003 compared to floating rates on bank debt in 2002. Included in interest expense in 2003 is $2.2 million related to the cancellation of interest rate swaps after all of Pengrowth’s floating rate debt was either replaced with fixed-rate term debt in April 2003, or repaid with the July 2003 equity proceeds.

The average interest rate on all of Pengrowth’s long-term debt outstanding at December 31, 2003 is 5.07 percent and is payable in U.S. dollars and therefore subject to fluctuations in the exchange rate. The Note Payable is non-interest bearing.

Foreign Currency Gains and Losses

Pengrowth recorded a net foreign exchange gain of $29.9 million in 2003 compared to a foreign exchange loss of $0.2 million in 2002. Included in the 2003 net gain of $29.9 million is $30.9 million of unrealized foreign exchange gain related to the U.S. dollar-denominated debt. This arises as a result of the increase in the Canadian dollar since the debt was issued in April 2003, from a rate of approximately $0.69 to $0.77 at year-end. The balance, a foreign exchange loss of $1.0 million, relates mainly to U.S. dollar-denominated natural gas sales from SOEP. Pengrowth

50   Pengrowth Energy Trust · 2003 annual report

has hedged the exchange rate on a portion of these U.S.-denominated gas sales. Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the month following production. As a result of the increase in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange loss was recorded to the extent of the differential between the average exchange rate for the month of production and the exchange rate at the date the payments were received on unhedged gas sales.

General and Administrative

General and administrative expenses (G&A) increased to $16.0 million ($0.89 per boe) from $11.0 million ($0.69 per boe) in 2002. G&A costs have increased in 2003 due to a number of factors including an increase in office rent and staffing levels following the acquisition of Calpine’s British Columbia properties in October 2002, and additional costs of administering an expanding unitholder base. Legal and regulatory costs have also increased as a result of listing on the New York Stock Exchange in the second quarter of 2002 and recent changes to regulatory requirements arising from the Sarbanes-Oxley Act and similar new or proposed legislation in Canada. Included in 2003 G&A is $0.2 million in non-cash compensation expense related to the estimated fair value of trust unit rights granted in 2003. (See Note 3 and Note 11 to the Financial Statements for details).

Management Fees

Management fees paid to Pengrowth Management Limited (the Manager) increased to $10.2 million in 2003 from $6.6 million in 2002. Although the management fee rate decreased effective July 1, 2003 there is an increase in total management fees due to the growth in the size of the business and net operating income as management fees are calculated on a percentage of “net operating income” (oil and gas sales and other income, less royalties, operating costs, solvent amortization and reclamation funding).

A new management agreement, which was approved at the annual general meeting on June 17, 2003 was effective July 1, 2003. Under the terms of this agreement, the base fee has been reduced from a sliding scale between 3.5 percent and 2.5 percent, to 2 percent on the first $200 million of net operating income and 1 percent on net operating income over $200 million for the first three-year term; acquisition fees have been eliminated, and the manager will receive a ‘performance fee’ if certain performance criteria are met — in particular should returns exceed 8 percent per annum on a three-year rolling-average basis. The maximum fees, including the performance fee, is limited to 80 percent of the fees that would otherwise have been paid under the old management agreement (including acquisition fees) for the first three years, and 60 percent for the second three years. Management fees for 2003 include a performance fee of $520,000, which represents 80 percent of the amount that would have been earned as an ‘acquisition fee’ under the old agreement, and together with the base fee for the second half of 2003, is equivalent to 80 percent of total fees that would have been earned by the Manager for that period.

Pengrowth Energy Trust  •  2003 annual report   51

Related Party Transactions

Details of related party transactions incurred in 2003 and 2002 are provided in Note 16 to the financial statements. These transactions include the Management fees paid to the Manager, as discussed in the preceding paragraphs. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive officer of Pengrowth Corporation. As discussed above, the management fees paid to the Manager are pursuant to a management agreement which has been approved by the Trust unitholders. Mr. Kinnear is not entitled to receive any salary or bonus in his capacity as a director and officer of Pengrowth Corporation.

Related party transactions in 2003 also include $675,692 paid to a firm controlled by the Corporate Secretary of Pengrowth Corporation, Mr. Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Corporate Secretary.

Taxes

In determining its taxable income, Pengrowth Corporation deducts royalty payments to unitholders and historically, this has been sufficient to reduce taxable income to nil. The recent change to Pengrowth’s distribution approach, whereby approximately 10 percent of funds available for distribution are withheld to fund future capital expenditures, could result in taxable income in the Corporation in the future. However, there are at present sufficient tax pools available in the Corporation to offset the expected level of income to be retained.

Capital taxes of $1.8 million in 2003 (2002 — $0.5 million) consists of Federal Large Corporations Tax (LCT) of $0.6 million and $1.2 million Saskatchewan Capital Tax and Resource Surcharge. Included in the amount recorded in 2002 is a LCT recovery of $1.3 million related to prior year reassessments. Under new federal tax legislation passed in 2003 and commencing in 2004, the taxable capital threshold will increase to $50 million and the LCT rate will gradually decline and be eliminated completely by 2008.

Depletion and Depreciation

Depletion and depreciation of property, plant and equipment and other assets is provided on the unit-of-production method based on total proved reserves. The provision for depletion and depreciation increased by 32 percent in 2003 to $185.3 million from $140.8 million in 2002 due to a larger depletable asset base and higher depletion rate (production as a percentage of total proved reserves). On a unit-of-production basis, depletion increased by 17 percent to $10.35 per boe in 2003 from $8.81 per boe in 2002. The retroactive application of the new accounting policy for asset retirement obligations required restatement of prior periods and this resulted in an increase in the 2002 depletion and depreciation rate to $8.81 per boe from $8.69 per boe. The increase in the per boe depletion amount in 2003 reflects the acquisition of the SOEP facilities in 2003 without any associated reserves. With respect to the fourth-quarter depletion provision, the increase also reflects the reduction in total proved reserves recognized at year-end, which increases the depletion rate.

52   Pengrowth Energy Trust  •  2003 annual report

Ceiling Test

In 2003 Pengrowth adopted AcG-16 “Oil and Gas Accounting — Full Cost” a new CICA guideline which replaces AcG-5 “Full Cost Accounting in the Oil and Gas Industry”. AcG-16 includes changes to the way the ceiling test must be calculated, the details of which are provided in Note 2 to the financial statements. Implementation of this guideline had no impact on Pengrowth’s 2003 financial results.

Asset Retirement Obligations

In 2003, the CICA issued Section 3110, “Asset Retirement Obligations” which harmonizes Canadian GAAP requirements with the corresponding U.S. GAAP requirements under SFAS 143. Under these standards, the fair value of a liability for asset retirement obligations must be recognized in the period in which it is incurred, and a corresponding asset retirement cost is to be added to the carrying amount of the related asset. The new Canadian standard is effective for fiscal years beginning on or after January 1, 2004 with earlier adoption encouraged. Pengrowth has elected to implement this standard in 2003. As a result of implementation, the liability for future site restoration costs (now called “asset retirement obligations” under the new standard) increased by $41 million and property, plant and equipment net of accumulated depletion increased by $70 million as at December 31, 2003. Opening 2003 unitholders’ equity increased by $19 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative change to the site restoration provision.

Under the previous accounting method for future site restoration costs, the provision for future site restoration costs was made over the life of the oil and gas properties and facilities using the unit-of-production method. Accretion, as recorded under the new Section 3110, represents the change in the discounted value of the liability due to the passage of time.

Remediation Trust Funds and Remediation and Abandonment Expenses

Pursuant to the purchase of the Judy Creek and Swan Hills properties from Imperial Oil Resources in 1997, Pengrowth established a trust fund to fund certain obligations of these properties. Following the acquisition of a working interest in the SOEP facilities in 2003, Pengrowth has also contributed to a trust fund in respect to the future remediation costs of these facilities.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations on operated properties. Operations personnel have completed a detailed analysis of expected future site restoration and abandonment costs for all of the major operated properties. Pengrowth expects to spend approximately $6 million per year over the next 10 years on remediation and abandonment expenses at operated properties.

Netbacks

Pengrowth recorded an operating netback of $22.17 per boe in 2003 compared to $14.70 in 2002, mainly due to higher average commodity prices in 2003. For the fourth quarter of 2003 the operating netback of $20.43 was higher than the fourth quarter of 2002, mainly due to lower royalties and amortization of injectants.

Pengrowth Energy Trust  •  2003 annual report   53

Operating Netback per Boe

	Three months		Year ended
	ended December 31		December 31,
	2003	2002	2003	2002
Oil and gas sales	$34.69	$34.93	$38.15	$30.18
Crown and freehold royalties	(4.60)	(7.05)	(6.42)	(5.04)
Other income	0.63	0.48	0.59	0.45
Operating costs	(8.91)	(8.74)	(8.33)	(8.12)
Amortization of injectants	(1.38)	(2.12)	(1.82)	(2.77)

Operating netback	$20.43	$17.50	$22.17	$14.70

Distributions and Taxability of Distributions

Pengrowth paid $313.4 million ($2.68 per unit) in distributions related to 2003 cash flow, compared to $194.5 million ($2.07 per unit) in 2002. This equates to 88 percent of funds generated from operations, compared to 85 percent in 2002.

Commencing with the January 15, 2003 distribution to unitholders, approximately 10 percent of cash available for distribution has been withheld to fund capital expenditures as well as to stabilize monthly distributions. Subject to a limit of 20 percent of gross revenues, as approved by unitholders at the 2002 annual general meeting, the Board of Directors may decide to increase (or decrease) the amount withheld in the future, depending on a number of factors. These include future commodity prices, capital expenditures requirements, and the availability of debt and equity capital.

Cash distributions are paid to unitholders on the 15th of the second month following the month of production. Pengrowth paid $2.66 per unit as cash distributions during the 2003 calendar year. For Canadian tax purposes 55.23 percent of these distributions or $1.4692 per unit is taxable income to unitholders for the 2003 tax year. The remaining 44.77 percent or $1.1908 per unit is a tax-deferred return of capital which will reduce the unitholder’s cost base of the unit for purposes of calculating a capital gain or loss upon ultimate disposition of the trust units.

At December 31, 2003 the Trust had unused tax deductions of $10.13 per unit (2002 — $10.64 per unit). At this time, Pengrowth anticipates that approximately 55 to 60 percent of 2004 distributions will be taxable; this estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.

Non-Resident Ownership

Pengrowth’s ability to continue to qualify as a mutual fund trust is dependent on both the interpretation of the Income Tax Act (Canada) and its level of foreign ownership. The latest ownership report received by Pengrowth dated effective January 31, 2004 indicated that foreign ownership of trust units was less than but approaching 50 percent. The level of foreign ownership of Pengrowth trust units has increased steadily since trust units were listed on the

54   Pengrowth Energy Trust  •  2003 annual report

New York Stock Exchange during April 2002 and following the cross-border equity offering of Pengrowth trust units completed in November 2002. Unitholder approval will be sought at Pengrowth’s Annual General Meeting for amendments to Pengrowth’s trust indenture and other constating documents that will enable the trust to manage foreign ownership levels and continue to maintain the trust primarily for the benefit of Canadian residents while encouraging orderly markets for trust units in Canada and the United States.

Acquisitions and Dispositions

On May 8, 2003 Pengrowth acquired an 8.4 percent working interest in the SOEP natural gas processing facilities downstream of the Thebaud Central Processing Platform for a net purchase price of $57 million. On December 31, 2003 Pengrowth acquired an 8.4 percent working interest in the SOEP offshore platforms and associated sub-sea field gathering lines from Emera Offshore Incorporated (Emera) and exchanged the royalty interest previously held for a working interest in the SOEP reserves, for a total purchase price of $65 million. As a result of these two transactions, Pengrowth now holds an 8.4 percent working interest in the entire SOEP project. In addition, in June of 2003 Pengrowth acquired interests in 11 significant discovery licenses (SDLs) related to potential future offshore Nova Scotia resources, for $4.5 million.

Capital Expenditures

Pengrowth spent $85.7 million in capital expenditures in 2003 compared to $55.6 million in 2002. In 2004, Pengrowth expects to spend approximately $135 million on development opportunities at our existing properties. The majority of this will be spent at Judy Creek, Monogram and SOEP.

Capital Expenditures

Year ended December 31	2003			2002
($ millions)	Development		Total Capital	Total Capital
Property	Drilling	Facilities	Expenditures	Expenditures
Judy Creek	$20.3	$1.2	$21.5	$20.8
SOEP	13.7	1.3	15.0	14.2
Weyburn	5.4	3.3	8.7	2.2
Cessford	6.2	1.0	7.2	–
Oak	4.1	2.0	6.1	0.1
McLeod River	5.6	0.4	6.0	5.1
House Mountain	2.7	0.1	2.8	1.7
Elm	2.4	–	2.4	–
Tupper	1.7	0.1	1.8	–
Other	9.9	4.3	14.2	11.5

Total	$72.0	$13.7	$85.7	$55.6

Pengrowth Energy Trust  •  2003 annual report   55

Review of Development Activities

Operated Properties

At Judy Creek, 2003 development activity included four producing oil wells, two vertical water injection wells, one horizontal miscible injection well and two shallow gas wells. The 2004 development plan for Judy Creek includes four horizontal miscible injection wells, up to three oil wells in Judy “A” Pool, and up to three shallow gas wells.

At McLeod River, Pengrowth drilled a total of eight (4.9 net) wells in 2003—three of which are producing natural gas wells, one is awaiting tie-in, and the remaining four are currently under evaluation. The 2004 development plan at McLeod River includes 13 (7.2 net) new natural gas wells.

In 2003, Pengrowth drilled 10 (7.4 net) wells in northeast British Columbia. In addition, Pengrowth completed 23 additional farm-out transactions in 2003 on higher-risk development lands. These transactions have resulted in 14 new wells drilled and commitments for the drilling of 13 additional wells in 2004. Pengrowth holds gross overriding royalty interests in these farm-out lands—ranging from 0.5 to 15 percent. Approximately $17 million of Pengrowth’s 2004 capital budget will target further development opportunities at the British Columbia properties.

Non-operated Properties

At the Sable Offshore Energy Project (SOEP), where Pengrowth now holds an 8.4 percent working interest, the major milestone for 2003 was the successful start-up of Alma, the first Tier II field. The Alma platform is located in 67 metres of water and is connected to the SOEP Thebaud central processing platform via a 52-kilometre sub-sea pipeline. The Alma field is currently producing approximately 120 mmcf per day of natural gas and 3,000 barrels per day of condensate and natural gas liquids. With the addition of Alma, average daily production from the SOEP is approximately 500 mmcf per day of natural gas and 20,000 barrels per day of associated condensate and natural gas liquids. Natural declines in production are expected to be supplemented by production from South Venture when production starts in late 2004 and the installation of compression in 2006/2007.

SOEP activity for 2004 will be concentrated on the development of South Venture, SOEP compression and future field development.

At the Dunvegan Gas Unit, where Pengrowth holds a 7.98 percent working interest, the operator drilled 13 successful gas wells during the latter part of 2003. The wells are anticipated to commence production at an average gross rate of 1.0 mmcf per day per well. Three wells from the 2003 program were carried over and were drilled in January and 14 existing producers were also recompleted in 2003 with an average anticipated gross incremental rate of 250 mcf per day per well. The operator plans to drill an additional 24 wells and recomplete 12 existing producers in 2004.

At the Monogram Gas Unit, where Pengrowth holds a 53.82 percent working interest, 2004 plans include an extensive infill drilling program of approximately 150 wells as well as facility upgrades such as line looping and additional compression.

56   Pengrowth Energy Trust  •  2003 annual report

At Swan Hills Unit #1, three successful wells were drilled in the fourth quarter of 2003 and up to five additional wells are planned for 2004. Other major 2004 projects include a CO2 pilot and additional miscible pattern development. Pengrowth has a 10.45 percent working interest in this unit.

At the Weyburn Unit, where Pengrowth has a 9.75 percent working interest, there are now 32 active CO2 patterns and the operator has proposed to develop an additional 10 patterns in 2004.

At Cessford, Pengrowth participated in a 73 well shallow gas program and also drilled eight operated wells in the fourth quarter of 2003. Prior to the infill program Pengrowth’s working-interest share of production was approximately 650 mcf per day and production had tripled as of year-end. Pengrowth holds a 60 percent working interest in the 73 non-operated wells and an 87.5 percent working interest in the eight operated wells.

Reserves

Pengrowth is now required to comply with National Instrument 51-101, issued by the Canadian Securities Administrators, in all its reserves-related disclosures. NI 51-101 came into effect on September 30, 2003 and is applicable for financial years ended on or after December 31, 2003. NI 51-101 brought about significant changes in which reporting issuers manage and publicly disclose information relating to their oil and natural gas reserves, mandates annual disclosure requirements and prescribes new reserve definitions.

Pengrowth reported year-end Proved plus Probable (P50) reserves of 184.4 million boe compared to 214.8 million boe of Established reserves reported at year-end 2002. Most of the decline of 30.4 million boe relates to 2003 production of 17.9 million boe and year-end revisions to SOEP reserves, as previously reported by Pengrowth in a news release on February 2, 2004. Further details of Pengrowth’s 2003 year-end reserves are provided on pages 36-38 of this annual report.

Financial Resources and Liquidity

In 2003, Pengrowth continued its policy of maintaining a conservative capital structure, capitalizing on opportunities to issue new equity when appropriate, while maintaining a high distribution pay-out ratio to unitholders. At year-end 2003, Pengrowth was in a strong financial position, with long-term debt to long-term debt-plus-equity ratio of 18 percent. Pengrowth has $235 million in committed credit facilities which is currently reduced by $22 million in letters of credit (reduced from $47 million outstanding at year-end 2003). With additional cash and term deposits of $64 million, Pengrowth is well positioned to fund its 2004 development program of $135 million, and to take advantage of acquisition opportunities as they arise.

In 2003, Pengrowth raised a total of $210.2 million net proceeds from new equity—$136.3 million net equity proceeds from an equity issue in July, with the balance coming from the employee trust unit option and trust unit rights plans, and the distribution reinvestment plan.

Pengrowth Energy Trust  •  2003 annual report   57

On March 4, 2004 Pengrowth entered into an agreement to sell 8.2 million trust units at $18.40 per trust unit to raise gross proceeds of $150.9 million on a bought-deal basis. Pengrowth has granted the underwriters an option to purchase up to an additional 2.7 million trust units at the same offering price.

Pengrowth’s long-term debt at December 31, 2003 was fixed-rate term debt denominated in U.S. dollars and translated to $259 million. Due to the increase in the $Cdn/$U.S. exchange rate in 2003, an unrealized gain of $31 million has been recorded since the U.S. dollar-denominated debt was issued in April 2003.

Pengrowth’s long-term debt decreased by $58 million in fiscal 2003 to $259 million at year-end 2003. The factors contributing to the change in long-term debt are shown in the following table:

Continuity of Long-term Debt

($ millions)	2003	2002
Beginning balance, January 1	$317	$345
Less: Cash provided by operating activities	(347)	(229)
Net equity proceeds	(210)	(382)
Note payable	(45)	–
Unrealized foreign exchange gain	(31)	–
Property dispositions	(3)	(43)
Add: Distributions	307	171
Property acquisitions	123	392
Capital expenditures	86	56
Increase in cash and term deposits	56	4
Other	6	3

Ending balance, December 31	$259	$317

At December 31, 2003 Pengrowth also had a $45 million non-interest-bearing note payable to Emera Offshore Incorporated related to installments due upon the purchase of the SOEP offshore facilities from Emera on December 31, 2003. The terms of this note are provided in Note 9 to the financial statements.

At December 31, 2003 Pengrowth had cash and term deposits of $64 million, which are available to fund future capital expenditures and/or future acquisitions.

Financial Leverage and Coverage

	2003	2002
Distributable cash to interest expense (times)	17	12
Long-term debt to distributable cash (times)	0.8	1.6
Long-term debt to long-term debt-plus-equity (%)	18	23

58   Pengrowth Energy Trust  •  2003 annual report

Commitments and Contractual Obligations

		Less than			After
($ thousands)	Total	1 year	1-3 years	4-5 years	5 years
Long-term debt(1)	$259,300	$–	$–	$–	$259,300
Interest payments on long-term debt(2)	93,505	13,134	39,402	26,268	14,701
Note payable	45,000	10,000	35,000	–	–
Operating leases
Office rent	1,679	697	982	–	–
Vehicle leases	1,966	519	1,282	165	–

	3,645	1,216	2,264	165	–
Purchase obligations
Pipeline transportation	128,814	24,041	66,282	37,915	576
Capital expenditures	82,303	46,242	36,061	–	–
CO2 purchases	57,508	5,372	17,089	9,341	25,706
Electricity commitment	2,130	2,130	–	–	–

	270,755	77,785	119,432	47,256	26,282
Remediation trust fund payments(3)	1,250	250	750	250	–

Total	$673,455	$102,385	$196,848	$73,939	$300,283

(1)	U.S. dollar-denominated debt due as follows: $150 million on April 2010 and $50 million on April 2013, translated at the December 31, 2003 foreign exchange rate of 0.7713 Cdn/U.S.

(2)	Interest payments on U.S.-denominated debt, calculated based on the December 31, 2003 foreign exchange rate.

(3)	The annual remediation trust fund payment of $250,000 has been assumed for the next five years based on the current Judy Creek remediation trust fund agreement. The assets in the Judy Creek remediation trust fund and the outstanding asset retirement obligations are evaluated every five years. The contribution level beyond 2008 is not known.

Risk Management

Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations. Commodity price hedges in place at December 31, 2003 are provided in Note 18 to the financial statements. Subsequent to year-end, Pengrowth has entered into additional contracts and now has the following volumes hedged for 2004:

	Crude Oil		Eastern Natural Gas
	Volume	Average	Volume	Average
	(bbls/d)	Price*	(mcf/d)	Price*
		(Cdn $/bbl)		(Cdn $/mmbtu)
2004	9,500	$38.11	13,830	$6.65

*	before transportation

In addition, subsequent to year-end, Pengrowth has entered into an agreement to purchase 5 megawatts of electricity from February 1, 2004 to December 31, 2004 at a price of $53.00 per megawatt hour. This constitutes approximately 20 percent of the electricity requirements of our operated properties for the period.

Pengrowth Energy Trust  •  2003 annual report   59

Trust Unit Information

					Volume	Value
Trust Unit Trading – TSX		High	Low	Close	(000s)	($ millions)
2003	1st quarter	$15.90	$13.39	$14.25	20,122	$297.6
	2nd quarter	18.22	13.95	17.25	32,575	519.0
	3rd quarter	17.87	16.20	17.25	20,476	349.5
	4th quarter	22.22	16.75	21.25	24,220	451.6
	Year	$22.22	$13.39	$21.25	97,393	$1,617.7

2002	1st quarter	$16.23	$13.25	$16.13	11,395	$165.7
	2nd quarter	17.00	14.60	15.05	12,588	197.1
	3rd quarter	15.63	13.01	14.90	9,367	140.8
	4th quarter	14.99	13.42	14.73	17,760	250.1
	Year	$17.00	$13.01	$14.73	51,110	$753.7

Trust Unit Trading – NYSE					Volume	Value
(listed on April 10, 2002) (in $US)		High	Low	Close	(000s)	($ millions)
2003	1st quarter	$10.67	$9.07	$9.71	8,168	$80.8
	2nd quarter	13.80	9.40	12.83	22,500	271.1
	3rd quarter	13.13	11.55	12.81	18,614	230.2
	4th quarter	17.00	12.50	16.40	24,721	340.8
	Year	$17.00	$9.07	$16.40	74,003	$922.9

2002	2nd quarter	$10.90	$9.50	$9.93	1,784	$18.1
	3rd quarter	10.25	8.40	9.37	1,141	11.0
	4th quarter	9.79	8.50	9.27	6,747	60.6
	Year	$10.90	$8.40	$9.27	9,672	$89.7

Pengrowth had 123,873,651 trust units outstanding at December 31, 2003, compared to 110,562,327 trust units at December 31, 2002. The weighted average number of units during the year was 115,912,374 (2002 – 89,922,886).

In 2003, Pengrowth raised a total of $210.2 million net proceeds from new equity, issuing a total of 13.3 million additional trust units. On July 23, 2003 Pengrowth completed a public offering of 8.5 million units at $16.95 per unit to raise total gross proceeds of $144.1 million, and net proceeds of $136.3 million. During 2003, Pengrowth issued 1.5 million units under the DRIP plan at an average price of $15.31 per unit, raising additional equity of $22.2 million. A further 3.4 million units were issued under the employee trust unit option and rights plans, at an average price of $15.39 per trust unit, to raise an additional $51.7 million in new equity.

60   Pengrowth Energy Trust  •  2003 annual report

Summary of Quarterly Results

The following table is a summary of quarterly results for 2003 and 2002. As this table illustrates, net income and distributable cash were impacted positively by the acquisition of the British Columbia properties in the fourth quarter of 2002. As Pengrowth did not make any significant acquisitions in 2003, production declined to the fourth-quarter level of approximately 48,000 boe per day. Natural production declines were partially offset by Pengrowth’s 2003 development program on existing properties.

This table also shows the relatively high commodity prices sustained since the first quarter of 2002, which have had a positive impact on net income and distributable cash.

	2003
($ thousands)	Q1	Q2	Q3	Q4	Total
Oil and gas sales	$202,801	$167,222	$160,695	$152,077	$682,795
Net income	$62,920	$54,214	$34,808	$37,355	$189,297
Net income per unit	$0.57	$0.49	$0.29	$0.31	$1.63
Net income per unit – diluted	$0.57	$0.48	$0.29	$0.30	$1.63
Distributable cash(1)	$97,221	$71,774	$72,951	$71,469	$313,415
Actual distributions paid or declared per unit	$0.75	$0.67	$0.63	$0.63	$2.68
Daily production (boe)	50,827	48,839	48,850	47,653	49,033
Average price per boe	$44.33	$37.63	$35.76	$34.69	$38.15
Operating netback per boe	$26.48	$21.11	$20.54	$20.43	$22.17

	2002
	Q1	Q2	Q3	Q4	Total
Oil and gas sales	$91,634	$111,544	$111,205	$167,918	$482,301
Net income	$1,904	$15,167	$14,011	$25,873	$56,955
Net income per unit	$0.02	$0.18	$0.16	$0.25	$0.63
Net income per unit – diluted	$0.02	$0.18	$0.15	$0.25	$0.63
Distributable cash(1)	$33,118	$48,141	$46,139	$67,060	$194,458
Actual distributions paid or declared per unit	$0.41	$0.54	$0.52	$0.60	$2.07
Daily production (boe)	41,859	40,771	40,203	52,253	43,785
Average price per boe	$24.32	$30.06	$30.07	$34.93	$30.18
Operating netback per boe	$10.71	$15.34	$14.57	$17.50	$14.70

(1)	See note 4 to the financial statements

Pengrowth Energy Trust  •  2003 annual report   61

Selected Annual Information

Financial Results
($ thousands)	2003	2002	2001
Oil and gas sales	$682,795	$482,301	$469,929
Net income	$189,297	$56,955	$88,185
Net income per unit	$1.63	$0.63	$1.24
Distributable cash(1)	$313,415	$194,458	$215,787
Actual distributions paid or declared per unit	$2.68	$2.07	$3.01
Total assets	$1,673,718	$1,552,651	$1,270,208
Long term financial liabilities(2)	$294,300	$316,501	$345,456
Trust unitholders’ equity	$1,159,433	$1,073,164	$828,540
Units outstanding at year-end (thousands)	123,874	110,562	82,240

(1)	See note 4 to the financial statements

(2)	Long-term debt plus Note Payable (excluding current portion)

Impact on Net Income of Change in Accounting Policies

The implementation of new accounting policies in 2003 relating to stock-based compensation and asset retirement obligations has resulted in restatements of previously reported income. The restatements were required under the provisions of the new accounting standards.

The following table shows the impact of the new accounting policies on annual net income for the years presented:

($ thousands)	2003	2002	2001
Net income before change in accounting policies	$180,204	$49,067	$85,150
Increase (decrease) in net income:
Stock-based compensation	(189)	–	–
Asset retirement obligations	9,282	7,888	3,035

Net income after change in accounting policies	$189,297	$56,955	$88,185

The following table shows the impact of the new accounting policies on quarterly net income for periods which have been presented for comparative purposes:

	2003
($ thousands)	Q1	Q2	Q3	Q4
Net income before change in accounting policies(1)	$61,050	$52,435	$33,025	$33,694
Increase (decrease) in net income:
Stock-based compensation(2)	(54)	(12)	(39)	(84)
Asset retirement obligations(3)	1,924	1,791	1,822	3,745

Net income after change in accounting policies	$62,920	$54,214	$34,808	$37,355

62   Pengrowth Energy Trust  •  2003 annual report

	2002
($ thousands)	Q1	Q2	Q3	Q4
Net income before change in accounting policies(1)	$442	$13,604	$12,497	$22,524
Increase (decrease) in net income:
Stock-based compensation(2)	–	–	–	–
Asset retirement obligations(3)	1,462	1,563	1,514	3,349

Net income after change in accounting policies	$1,904	$15,167	$14,011	$25,873

(1)	This represents net income as reported before retroactive restatement for changes in accounting policies.

(2)	The new accounting policy for stock-based compensation was implemented in the fourth quarter of 2003. The first three quarters of 2003 have been restated as a result of this new policy.

(3)	The new accounting policy for asset retirement obligations was implemented in the fourth quarter of 2003. This new standard required retroactive application with restatement of all prior periods presented for comparative purposes.

Business Risks

     The amount of distributable cash available to unitholders and the value of Pengrowth Energy Trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

•	The prices of Pengrowth’s products (crude oil, natural gas and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability.

•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Government royalties, income taxes, commodity taxes, and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.

•	Pengrowth’s oil and gas reserves will be depleted over time and our level of distributable cash and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

Pengrowth Energy Trust  •  2003 annual report   63

•	A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•	Increased activity within the oil and gas sector can increase the cost of goods and services and make it more difficult to hire and retain professional staff.

•	Changing interest rates influence borrowing costs and the availability of capital.

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

•	Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units.

•	Canadian/ U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs as well as reserve acquisition costs.

•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.

•	In order to continue to qualify as a mutual fund trust. Pengrowth Trust cannot, and may not at any time, reasonably be considered to be established or maintained primarily for the benefit of non-resident persons. Canges in the Income Tax Act (Canada), or changes in the level of foreign ownership may require Pengrowth to restrict or control the level of foreign ownership which could adversely affect the value of our trust units.

Pengrowth mitigates some of these risks by:

•	Fixing the price on a portion of its future crude oil and natural gas production.

•	Fixing the Canadian/ U.S. exchange rate through financial hedging contracts or by fixing commodity prices in Canadian dollars.

•	Offering competitive incentive-based compensation packages to attract and retain highly qualified and motivated professional staff.

•	Adhering to investment criteria for acquisitions.

•	Acquiring mature production with long-life reserves and proven production.

•	Performing extensive geological, geophysical, engineering and environmental analysis before committing to acquisitions and capital development projects.

•	Geographically diversifying its portfolio.

•	Controlling costs to maximize profitability.

•	Developing and adhering to policies and practices that protect the environment and meet or exceed the regulations imposed by the government.

•	Developing and adhering to safety policies and practices that meet or exceed regulatory standards.

•	Ensuring strong third-party operators for non-operated properties.

•	Carrying insurance to cover physical losses and business interruption.

64   Pengrowth Energy Trust  •  2003 annual report

Outlook

Our focus in 2004 continues to be on creating unitholder value. We successfully accomplished this mission in 2003 delivering distributions of $2.68 per unit and appreciation of trust units in the market place. In 2004 we will again optimize the distributions to our unitholders within the parameters of maintaining a prudent financial structure and allowing us to act on longer-term growth opportunities for our unitholders.

We will continue in 2004 to strive to accomplish many of the objectives which have successfully grown the business and unitholders’ value over the years including:

•	Maintaining a balanced property portfolio which includes gas, oil and liquids as well as a mix of operated versus non-operated properties:

•	Growing production and reserves through potentially accretive acquisitions;

•	The continued optimization of our existing properties and either reducing declines or growing production through development drilling, workovers and field optimization strategies;

•	Maintaining a strong focus on operational and technical excellence to reduce developmental risks, maintain relatively low operating costs and maximize netbacks;

•	Actively managing financial risk including reducing the cost of capital for acquisitions and reinvestment, maximizing sales prices and managing our credit exposure;

•	Protecting the health and safety of our employees and the public, and preserving the quality of our environment;

•	Continuing to farm out our higher risk undeveloped acreage to exploration companies which allows Pengrowth participatation in the upside potential with much reduced capital risk to our unitholders;

•	Utilizing proven and cost-effective technologies; and

•	Maintaining our commitment to making a positive difference in the community at-large.

•	Seeking to reduce the volatility of returns through market risk management and the acquisition of steady cash flow producing assets such as infrastructure systems, gas plants, gas gathering systems, other infrastructure type assets related to the oil and gas industry.

In 2004 we have planned the largest capital program of the Trust’s history at $135 million which we will strive to deploy in a manner which enhances value for our unitholders.

Pengrowth Energy Trust  •  2003 annual report   65

APPENDIX C

CONSOLIDATED FINANCIAL STATEMENTS OF PENGROWTH ENERGY TRUST (INCLUDED ON PAGES
66 THROUGH 97 OF THE PENGROWTH ENERGY TRUST 2003 ANNUAL REPORT), INCLUDING
FOOTNOTE 20 THEREOF WHICH INCLUDES A RECONCILIATION OF THE CONSOLIDATED
FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

Management is also responsible for ensuring that it fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee, which is composed of three independent non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

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
February 29, 2004 except for Note 11 which is as of March 4, 2004.

66   Pengrowth Energy Trust  •  2003 annual report

Auditors’ Report

To the Unitholders of Pengrowth Energy Trust

We have audited the consolidated balance sheets of Pengrowth Energy Trust as at December 31, 2003 and 2002 and the consolidated statements of income, trust unitholders’ equity and cash flow for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
February 29, 2004 except for Note 11 which is as of March 4, 2004.

Pengrowth Energy Trust  •  2003 annual report   67

Consolidated Balance Sheets

(Stated in thousands of dollars)

As at December 31	2003	2002
	(restated see Note 3)
ASSETS
CURRENT ASSETS
Cash and term deposits	$64,154	$8,292
Accounts receivable	65,570	41,426
Inventory	699	1,301
Marketable Securities	–	1,906

	130,423	52,925
REMEDIATION TRUST FUNDS (Note 5)	7,392	6,679
DEFERRED CHARGES (Note 12)	5,544	–
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS (Note 7)	1,530,359	1,493,047

	$1,673,718	$1,552,651

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$54,196	$43,092
Distributions payable to unitholders	52,139	45,315
Due to Pengrowth Management Limited (Note 16)	1,122	1,086
Note payable (Note 9)	10,000	–

	117,457	89,493
NOTE PAYABLE (Note 9)	35,000	–
LONG-TERM DEBT (Note 10)	259,300	316,501
ASSET RETIREMENT OBLIGATIONS (Note 8)	102,528	73,493
TRUST UNITHOLDERS’ EQUITY	1,159,433	1,073,164

COMMITMENTS (Note 19)	$1,673,718	$1,552,651

See accompanying notes to the consolidated financial statements.

Approved on behalf of Pengrowth Energy Trust
by Pengrowth Corporation, as Administrator:

Director	Director

68   Pengrowth Energy Trust  •  2003 annual report

Consolidated Statements of Income

(Stated in thousands of dollars)

Years ended December 31	2003	2002
		(restated see Note 3)
REVENUES
Oil and gas sales	$682,795	$482,301
Processing and other income	9,726	6,936
Crown royalties, net of incentives	(108,325)	(73,833)
Freehold royalties and mineral taxes	(6,580)	(6,774)

	577,616	408,630
Interest and other income	840	274

NET REVENUE	578,456	408,904
EXPENSES
Operating	149,032	129,802
Amortization of injectants for miscible floods	32,541	44,330
Interest	18,153	15,213
Foreign exchange loss (gain) (Note 13)	(29,911)	182
General and administrative	15,997	10,992
Management and performance fee (Note 16)	10,181	6,567
Capital taxes	1,798	483
Depletion and depreciation	185,270	140,775
Accretion (Note 8)	6,039	3,566

	389,100	351,910

INCOME BEFORE THE FOLLOWING	189,356	56,994
ROYALTY INCOME ATTRIBUTABLE TO ROYALTY UNITS OTHER THAN THOSE HELD BY PENGROWTH ENERGY TRUST	59	39

NET INCOME	$189,297	$56,955

NET INCOME PER UNIT (Note 17)
Basic	$1.633	$0.633

Diluted	$1.625	$0.633

See accompanying notes to the consolidated financial statements.

Pengrowth Energy Trust  •  2003 annual report   69

Consolidated Statements of Cash Flow

(Stated in thousands of dollars)

Years ended December 31	2003	2002
	(restated see Note 3)
CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$189,297	$56,955
Items not involving cash
Depletion, depreciation and accretion	191,309	144,341
Amortization of injectants	32,541	44,330
Purchase of injectants	(23,037)	(15,107)
Expenditures on remediation	(3,243)	(1,607)
Unrealized foreign exchange gain (Note 13)	(30,940)	–
Trust unit based compensation (Note 11)	189	–
Amortization of deferred charges (Note 12)	204	–
Loss (gain) on sale of marketable securities	94	(176)

Funds generated from operating activities	356,414	228,736
Changes in non-cash operating working capital (Note 14)	(9,863)	120

Cash provided by operating activities	346,551	228,856

FINANCING
Distributions	(306,591)	(171,350)
Change in long-term debt	(26,261)	(28,955)
Note payable (Note 9)	41,393	–
Proceeds from issue of trust units	210,198	382,127

	(81,261)	181,822

INVESTING
Expenditures on property acquisitions	(122,964)	(391,761)
Expenditures on property, plant and equipment	(85,718)	(55,631)
Proceeds on property dispositions	2,835	43,153
Deferred charges	(2,141)	–
Change in Remediation Trust Funds	(713)	(209)
Purchase of marketable securities	–	(2,780)
Proceeds from sale of marketable securities	1,812	1,050
Change in non-cash investing working capital (Note 14)	(2,539)	(5)

	(209,428)	(406,183)

CHANGE IN CASH AND TERM DEPOSITS	55,862	4,495
CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	8,292	3,797

CASH AND TERM DEPOSITS AT END OF YEAR	$64,154	$8,292

See accompanying notes to the consolidated financial statements.

70   Pengrowth Energy Trust  •  2003 annual report

Consolidated Statements of
Trust Unitholders’ Equity

(Stated in thousands of dollars)

Years ended December 31	2003	2002
	(restated see Note 3)
Unitholders’ equity at beginning of (Note 3)	$1,073,164	$828,540
Units issued, net of issue costs (Note 11)	210,198	382,127
Net income for year	189,297	56,955
Contributed Surplus (Note 11)	189	–
Distributable cash (Note 4)	(313,415)	(194,458)

TRUST UNITHOLDERS’ EQUITY AT END OF YEAR	$1,159,433	$1,073,164

See accompanying notes to the consolidated financial statements.

Pengrowth Energy Trust  •  2003 annual report   71

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Tabular amounts are stated in thousands of dollars except per unit amounts.)

1.  Structure of the Trust

Pengrowth Energy Trust (“EnergyTrust”) is a closed-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and ComputerShare Investor Services Inc. (“Computershare”). Operations commenced on December 30, 1988. The beneficiaries of EnergyTrust are the holders of trust units (the “unitholders”).

EnergyTrust acquires and holds royalty units issued by the Corporation, which entitles EnergyTrust to the net revenue generated by Corporation’s petroleum and natural gas properties less certain defined charges. In addition, unitholders are entitled to receive the net cash flows from other investments that are held directly by EnergyTrust. EnergyTrust owns approximately 99.9 percent of the royalty units issued by the Corporation.

Pengrowth Management Limited (the “Manager”) is responsible for the management of the business affairs of the Corporation and the administration of EnergyTrust. The Manager owns 9 percent of the common shares of Corporation, and the Manager is controlled by an officer and a director of the Corporation. The remaining 91 percent of the common shares of the Corporation are owned by EnergyTrust.

Under the terms of the Royalty Indenture, the Corporation is entitled to retain a 1 percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2003 and 2002, this Residual Interest, as computed, did not result in any income retained by Pengrowth Corporation.

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

72   Pengrowth Energy Trust  •  2003 annual report

JOINT INTEREST OPERATIONS

A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s proportionate interest in such activities.

PROPERTY PLANT AND EQUIPMENT

Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of acquiring such interests are capitalized and depleted on the unit of production method based on proved reserves before royalties as estimated by independent engineers. The fair value of the future estimated asset retirement obligations associated with properties and facilities are also capitalized and depleted on the unit-of-production method (see Asset Retirement Obligation). Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.

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

Pengrowth places a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

INJECTANT COSTS

Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 30 months.

Pengrowth Energy Trust  •  2003 annual report   73

INVENTORY

Inventories of crude oil, natural gas and natural gas liquids are stated at the lower of cost and net realizable value.

ASSET RETIREMENT OBLIGATIONS

Pengrowth recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Pengrowth has placed cash in segregated remediation trust accounts to fund certain asset retirement obligations for the Judy Creek and Swan Hills properties, and the SOEP facilities. Contributions to these remediation trust accounts and expenditures on ARO not funded by the trust accounts are charged against distributable cash in the period incurred.

INCOME TAXES

EnergyTrust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and EnergyTrust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by EnergyTrust in these financial statements.

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

TRUST UNIT COMPENSATION PLANS

Pengrowth has unit based compensation plans, which are described in Note 11. Compensation expense associated with unit based compensation plans is deferred and recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the unit based compensation at the date of grant using a modified Black-Scholes option pricing model.

74   Pengrowth Energy Trust  •  2003 annual report

Any consideration received upon the exercise of the unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders’ equity.

Pengrowth does not have any outstanding unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as expenses and liabilities based on the intrinsic value.

RISK MANAGEMENT
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s practice is not to utilize financial instruments for trading or speculative purposes.

Pengrowth formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Pengrowth also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Pengrowth uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

Foreign exchange translation gains and losses on foreign currency exchange swaps used to hedge U.S. dollar denominated gas sales are recognized in income as a component of natural gas sales during the same period as the corresponding hedged position.

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

Pengrowth Energy Trust  •  2003 annual report   75

The amounts recorded for depletion, depreciation, amortization of injectants and the asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

EARNINGS PER UNIT
In calculating diluted net income per unit, Pengrowth follows the treasury stock method to determine the dilutive effect of trust unit options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations.

CASH AND TERM DEPOSITS
Pengrowth considers term deposits with a maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION
Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.  Change in Accounting Policies

FULL COST ACCOUNTING GUIDELINE
Effective January 1, 2003, Pengrowth adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities, as outlined in Note 2.

Prior to adopting the new standard, the limit on the aggregate carrying value of the property, plant and equipment and other assets that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved reserves and the cost of major development projects less the estimated future costs for administration, financing, asset retirement obligations and income taxes.

There were no changes to net income, property plant and equipment and other assets or any other reported amounts in the financial statements as a result of adopting the standard.

76   Pengrowth Energy Trust  •  2003 annual report

ASSET RETIREMENT OBLIGATIONS (ARO)
Effective January 1, 2002, Pengrowth retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations, as outlined in Note 2. Prior to adopting the standard, Pengrowth recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

As a result of this change, net income for the year ended December 31, 2003 increased $9.3 million. The ARO increased by $41.0 million and property, plant and equipment and other assets, net of accumulated depletion increased by $69.5 million as at December 31, 2003. Opening 2003 unitholders’ equity increased by $19.2 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision.

The previously reported amounts for 2002 have been restated due to the retroactive application of this new standard. Net income for the year ended December 31, 2002 increased by $7.9 million. The ARO increased by $29.2 million and property, plant and equipment and other assets, net of accumulated depletion increased by $48.4 million as at December 31, 2002. Opening 2002 unitholders’ equity increased by $11.3 million to reflect the cumulative impact of accretion and depletion expense, less the previously recorded cumulative site restoration provision.

There was no impact on Pengrowth’s cash flow as a result of adopting the standard.

TRUST UNIT BASED COMPENSATION PLAN
Effective January 1, 2003, Pengrowth prospectively adopted amendments to a Canadian accounting standard relating to recognizing the compensation expense associated with unit based compensation plans, as outlined in Note 2. Under the amended standards, Pengrowth must recognize compensation expense based on the fair value of the trust unit options and rights granted under Pengrowth’s unit based compensation plans. Pengrowth uses a modified Black-Scholes option pricing model to determine the fair value of trust unit based compensation plans at the date of grant.

For trust unit options and rights granted in 2002, Pengrowth elected not to recognize compensation expense but provide pro forma disclosure as if the amended accounting standards were adopted retroactively.

As a result of adopting this amended standard, net income for the year ended December 31, 2003 decreased by $189,000 and contributed surplus increased by $189,000. Net income for 2002 remains unchanged with respect to trust unit options and rights granted in 2002 and the pro forma results are disclosed in Note 11.

Pengrowth Energy Trust  •  2003 annual report   77

4.  Distributable Cash

There is no standardized measure of Distributable Cash and therefore Distributable Cash, as presented below, may not be comparable to similar measures presented by other trusts.

		2003	2002
	Net income	$189,297	$56,955
Add (Deduct):	Depletion, depreciation and accretion	191,309	144,341
	ARO expenses not covered by the trust
	funds and trust fund contributions	(3,956)	(1,816)
	Unrealized foreign exchange gain (Note 13)	(30,940)	–
	Non-cash compensation expense	189	–

	Distributable cash before withholding	345,899	199,480
	Cash withheld to fund capital expenditures	(32,484)	(5,022)

	Distributable cash	313,415	194,458
	Less: Actual distributions paid or declared	(313,381)	(193,395)

	Balance to be distributed	$34	$1,063

	Actual distributions paid or declared per unit	$2.680	$2.070

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

5.  Remediation Trust Funds
Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.

Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding asset retirement obligations, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. Pengrowth is currently in discussions in respect of required contributions for 2004 and future periods. If an agreement is not reached regarding the changes in the contribution level, the matter may be arbitrated.

78   Pengrowth Energy Trust  •  2003 annual report

Commencing in May 2003, Pengrowth was required, pursuant to various agreements with the Sable Offshore Energy Project (SOEP) partners, to make contributions to a remediation trust fund that will be used to fund ARO of the SOEP facilities and properties. Pengrowth has made monthly contributions to the fund of $0.02 per mcf of natural gas production and $0.08 per boe of natural gas liquids production from SOEP. An additional $0.02 per mcf of natural gas production will be required as a result of the acquisitions in December 2003 (see Note 6).

The following summarizes Pengrowth’s trust fund contributions for 2003 and 2002 and Pengrowth’s expenditures on ARO not covered by the trust funds:

	2003	2002
Contributions to Judy Creek Remediation Trust Fund	$910	$893
Contributions to SOEP Environmental Restoration Fund	181	–
Expenditures related to Judy Creek Remediation Trust Fund	(378)	(684)

	713	209

Expenditures on ARO not covered by the trust funds	2,865	923
Expenditures on ARO covered by the trust funds	378	684

	3,243	1,607

Total trust fund contributions and ARO expenditures not covered by the trust funds	$3,956	$1,816

6.  Acquisitions
 In May 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP processing facilities, downstream of the Thebaud central processing platform, for approximately $57 million.

In June 2003, Pengrowth acquired interests in eleven significant discovery licenses from Nova Scotia Resources (Ventures) Limited (NSRVL) for $4.5 million plus a ten percent Net Profits Interest to NSRVL.

In December 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP offshore production platforms and associated sub-sea field gathering lines from Emera Offshore Incorporated (Emera) for $65 million. The consideration for this acquisition included cash of $20 million and a $45 million note payable over three years (see Note 9).

In conjunction with the December acquisition, Pengrowth exchanged its royalty interest in SOEP for a direct working interest in SOEP.

Pengrowth Energy Trust  •  2003 annual report   79

In October 2002, Pengrowth acquired substantially all of the crude oil and natural gas assets held by Calpine Canada Natural Gas Partnership (Calpine) in northern British Columbia for $377.4 million, net of adjustments, with the consideration consisting of cash and the tendering of debt securities of Calpine Corporation and its subsidiaries purchased by Pengrowth on the open market. Also in October 2002, Pengrowth sold to Progress Energy Ltd. for consideration of $25.4 million certain crude oil and natural gas assets acquired from Calpine. The acquisition was accounted for by the purchase method with the results of operations of the acquired assets included in the financial statements from the date of acquisition.

The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations would have been had the Calpine acquisition taken place on January 1, 2002.

2002
(unaudited)
Oil and gas sales	$603,683
Net income	$90,661
Net income per unit:
Basic	$0.847
Diluted	$0.847

7.  Property, Plant and Equipment and Other Assets

	2003	2002
PROPERTY, PLANT AND EQUIPMENT
Property, Plant and Equipment, at cost	$2,281,166	$2,049,080
Accumulated depletion and depreciation	(775,103)	(589,833)

Net book value of property, plant and equipment	1,506,063	1,459,247
OTHER ASSETS
Deferred injectant costs	24,296	33,800

Net book value of property, plant and equipment and other assets	$1,530,359	$1,493,047

Property, plant and equipment includes $69.5 million (2002 – $48.4 million), net of accumulated depletion, related to the ARO.

Pengrowth performed a ceiling test calculation at December 31, 2003 to assess the recoverable value of the property, plant and equipment and other assets. The oil and gas future prices are based on the January 1, 2004 commodity price forecast of our independent reserve evaluators.

80   Pengrowth Energy Trust  •  2003 annual report

These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment and other assets at December 31, 2003.

		Foreign	Edmonton Light
	WTI Oil	Exchange	Crude Oil	AECO Gas
Year	($U.S./bbl)	Rate	($Cdn/bbl)	($Cdn/mmbtu)
2004	29.00	0.75	37.75	5.85
2005	26.00	0.75	33.75	5.15
2006	25.00	0.75	32.50	5.00
2007	25.00	0.75	32.50	5.00
2008	25.00	0.75	32.50	5.00
2009 - 2014	25.00	0.75	32.50	5.00

Escalate thereafter	1.5% per year		1.5% per year	1.5% per year

8.  Asset Retirement Obligations
 The total future asset retirement obligations were estimated by management based on Pengrowth’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total asset retirement obligations to be $103 million as at December 31, 2003, based on a total future liability of $352 million. These costs are expected to be made over 51 years with the majority of the costs incurred between 2014 and 2040. Pengrowth’s credit adjusted risk free rate of eight percent and an inflation rate of 1.5 percent were used to calculate the net present value of the asset retirement obligations.

The following reconciles Pengrowth’s asset retirement obligations:

	2003	2002
ARO, beginning of year	$73,493	$42,123
Increase in liabilities during the year related to:
Additions	11,086	29,411
Revisions	15,153	–
Accretion expense	6,039	3,566
Liabilities settled during the year	(3,243)	(1,607)

ARO, end of year	$102,528	$73,493

Pengrowth Energy Trust  •  2003 annual report   81

9.  Note Payable
 The note payable is due to Emera in respect of the acquisition of the SOEP facility (Note 6). The note payable is secured by Pengrowth’s woring interest in SOEP. The note payable is non-interest bearing with payments due as follows: $10 million on December 30, 2004, $15 million on December 29, 2005, and $20 million on December 31, 2006.

At December 31, 2003, $3.6 million has been recorded as a deferred charge representing the imputed interest on the non-interest bearing note. This amount will be recognized as interest expense over the period outstanding for each individual instalment.

10.  Long-Term Debt

As at December 31,	2003	2002
U.S. dollar denominated debt:
$150 million senior unsecured notes at
4.93 percent due April 2010	$217,680	$–
$50 million senior unsecured notes at
5.47 percent due April 2013	72,560	–
Unrealized foreign exchange gain on translation	(30,940)	–

	259,300	–
Canadian dollar revolving credit borrowings	–	316,501

	$259,300	$316,501

On April 23, 2003, Pengrowth closed a U.S.$200 million private placement of senior unsecured notes to a group of U.S. investors. The notes were offered in two tranches of U.S.$150 million at 4.93 percent due April 2010 and U.S.$50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. The proceeds from the private placement were used to repay a portion of Pengrowth’s outstanding bank debt. Costs incurred in connection with issuing the notes, in the amount of $2,141,000, are being amortized straight line over the term of the notes (see Note 12).

The Corporation has a $200 million revolving credit facility syndicated among eight financial institutions with an extendible 364 day revolving period and a two year amortization term period. In addition, it has a $35 million demand operating line of credit. At December 31, 2003, the borrowing capacity under these facilities was reduced by outstanding letters of credit in the amount of approximately $47 million. In January 2004, this amount of outstanding letters of credit was reduced by $25 million. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing.

82   Pengrowth Energy Trust  •  2003 annual report

The credit facility will revolve until June 18, 2004, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility with amounts outstanding under the facility repayable in eight equal quarterly instalments. The Corporation can post, at its option, security suitable to the banks in lieu of the first year’s payments.

11.  Trust Units
 The authorized capital of Pengrowth is 500,000,000 trust units.

	2003		2002
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount
Balance, beginning of year	110,562,327	$1,662,726	82,240,069	$1,280,599
Issued for cash	8,500,000	144,075	28,125,000	404,350
Less: issue expenses	–	(7,820)	–	(24,989)
Issued for cash on exercise of trust unit options and rights incentive options	3,358,442	51,701	66,093	871
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	1,452,882	22,242	131,165	1,895

Balance, end of year	123,873,651	$1,872,924	110,562,327	$1,662,726

Pursuant to the terms of the Royalty Indenture and the Trust Indenture, there is attached to each royalty unit granted by the Corporation the right to exchange such royalty unit for an equivalent number of trust units. ComputerShare, as Trustee has reserved 18,940 trust units for such future conversion.

DISTRIBUTION REINVESTMENT PLAN
The Distribution Reinvestment Plan (DRIP) entitles Canadian unitholders to reinvest cash distributions in additional units of EnergyTrust. The DRIP was amended effective January 2003 such that trust units under the amended plan are normally issued from treasury at a 5 percent discount to the weighted average closing price of all EnergyTrust units traded on the Toronto Stock Exchange and the New York Stock Exchange for the 20 trading days preceding a distribution payment date.

Prior to January 2003, the trust units under the plan were acquired in the open market at prevailing market prices or issued from treasury at the weighted average price of all EnergyTrust units traded on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date.

Pengrowth Energy Trust  •  2003 annual report   83

TRUST UNIT OPTION PLAN
Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options. Under the terms of the plan, up to 10 percent of the issued and outstanding trust units to a maximum of 10 million units may be reserved for option and right grants. The options expire seven years from the date of grant. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the remaining third on the second anniversary. As at December 31, 2003, options to purchase 2,014,903 trust units were outstanding (2002 – 4,451,131) that expire at various dates to June 28, 2009.

	2003		2002
		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Options	of options	Exercise price	of options	Exercise price
Outstanding at beginning of year	4,451,131	$16.78	3,106,635	$17.78
Granted	–	–	1,895,603	15.14
Exercised	(2,374,182)	16.19	(66,093)	13.17
Cancelled	(62,046)	17.17	(485,014)	17.23

Outstanding at year-end	2,014,903	$17.47	4,451,131	$16.78

Exercisable at year-end	1,999,436	$17.48	3,715,271	$17.04

The following table summarizes information about trust unit options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
	Outstanding	Remaining	Average	Exercisable	Average
Range of Exercise Prices	At 12/31/03	Contractual Life	Exercise Price	At 12/31/03	Exercise Price
$12.00 to $14.99	260,893	4.7 years	$13.19	245,426	$13.08
$15.00 to $16.99	235,090	3.7	15.09	235,090	15.09
$17.00 to $17.99	756,545	2.6	17.49	756,545	17.49
$18.00 to $20.50	762,375	2.6	19.64	762,375	19.64

$12.00 to $20.50	2,014,903	3.0	$17.47	1,999,436	$17.48

EMPLOYEE TRUST UNIT RIGHTS INCENTIVE PLAN
Pengrowth has an Employee Trust Unit Rights Incentive Plan (“Rights Incentive Plan”), pursuant to which rights to acquire Pengrowth trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to trust unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net property, plant and equipment at the end of such calendar quarter result in a reduction in the exercise price. Total price reductions calculated for 2003 were $1.47 per trust unit right (2002 – $0.64 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the

84   Pengrowth Energy Trust  •  2003 annual report

first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant. As at December 31, 2003, rights to purchase 1,112,140 trust units were outstanding (2002 – 1,964,100) that expire at various dates to October 30, 2008.

	2003		2002
		Weighted		Weighted
	Number	Average	Number	Average
Rights Incentive Options	of Rights	Exercise Price	of Rights	Exercise Price
Outstanding at beginning of year	1,964,100	$13.29	–	$–
Granted(1)	165,000	16.35	1,964,100	13.61
Exercised	(984,260)	13.49	–	–
Cancelled	(32,700)	12.75	–	–

Outstanding at year-end	1,112,140	$12.20	1,964,100	$13.29

Exercisable at year-end	359,740	$11.92	654,700	$13.29

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

The following table summarizes information about rights incentive options outstanding and exercisable at December 31, 2003:

	Rights Outstanding			Rights Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
	Outstanding	Remaining	Average	Exercisable	Average
Range of Exercise Prices	At 12/31/03	Contractual Life	Exercise Price	At 12/31/03	Exercise Price
$11.00 to $12.99	991,940	3.8 years	$11.80	346,740	$11.76
$13.00 to $14.99	42,300	4.2	14.03	2,500	14.03
$15.00 to $16.99	77,900	4.7	16.32	10,500	16.80

$11.00 to $16.99	1,112,140	3.9	$12.20	359,740	$11.92

FAIR VALUE OF UNIT BASED COMPENSATION
Pengrowth recorded compensation expense and contributed surplus of $189,000 on rights incentive options granted in 2003. The amount of compensation expense was reduced for rights granted on or after January 1, 2003 which were subsequently cancelled prior to vesting.

For trust unit options and rights granted in 2002, Pengrowth has elected to disclose the pro forma effect as if the amended accounting standard had been adopted retroactively. For the year ended December 31, 2003, Pengrowth’s net income would have decreased by $1.6 million for the estimated compensation expense related to the trust unit options and rights granted on or after January 1, 2002.

Pengrowth Energy Trust  •  2003 annual report   85

The following is the pro forma effect of retroactive adoption of the amended accounting standard on trust unit options and rights granted in 2002:

	2003	2002
Net income, as reported	$189,297	$56,955
Compensation expense related to trust unit options granted in 2002	(367)	(899)
Compensation expense related to rights incentive options granted in 2002	(1,279)	(1,561)

Pro forma net income	$187,651	$54,495

Pro forma net income per unit:
Basic	$1.619	$0.606
Diluted	$1.611	$0.606

The weighted average fair market value of trust unit options granted in 2002 was $0.73 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.4 percent, dividend yield of 13 percent, expected volatility of 27 percent, and expected life of five years.

The fair value of rights incentive options granted in 2003 and 2002 was estimated as 15 percent of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the right incentive option.

SHARE APPRECIATION RIGHTS
On October 15, 2002, all of the 426,000 Share Appreciation Rights (SAR’s) held by an officer of Pengrowth were converted into an equal number of options under the Trust Unit Option Plan. These options have a weighted average exercise price of $18.39, are fully vested and have expiry dates ranging from October 15 to December 1, 2004.

The SAR’s granted the right to receive a Payment Amount equal to any increase in the market price of the 426,000 trust units above the exercise price. Pengrowth, at its option, could have satisfied this Payment Amount with either a cash payment or the issue of trust units from treasury based on market prices at the time of exercise. The new standard for stock based compensation required the recognition of compensation expense equal to the amount of the excess of the market price above the exercise price for SAR’s. No compensation cost was recognized for the year ended December 31, 2002.

86   Pengrowth Energy Trust  •  2003 annual report

TRUST UNIT SAVINGS PLAN
Pengrowth has a trust unit savings plan whereby qualifying employees may contribute from one to ten percent of their basic annual salary. Employee contributions are invested in trust units purchased on the open market. Pengrowth matches the employees’ contribution, investing in additional trust units purchased on the open market. Pengrowth’s share of contributions is recorded as compensation expense and amounted to $1,037,063 in 2003 (2002 – $844,213).

TRUST UNIT MARGIN PURCHASE PLAN
Pengrowth has a plan whereby the employees, officers and directors, and certain consultants of Corporation and the Manager can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans.

The Corporation has provided a $5 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2003, 2,471,120 trust units were deposited under the plan (2002 – 2,529,698) with a market value of $52.5 million (2002 – $37.3 million) and a corresponding margin loan of $4.8 million (2002 – $11.3 million).

The investment dealer has limited the total margin loan available under the plan to the lesser of $15 million or 35 percent of the market value of the units held under the plan. If the market value of the trust units under the plan declines, the Corporation may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by the Corporation would be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount of the guarantee at December 31, 2003 was $4.8 million, the fair value of which is estimated to be a nominal amount.

REDEMPTION RIGHTS
Trust units are redeemable at the request of a Unitholder. The redemption right permits Unitholders in the aggregate to redeem a maximum of $25,000 of trust units in a month.

2004 OFFERING OF TRUST UNITS
On March 4, 2004 Pengrowth entered into an agreement to sell 8.2 million trust units at $18.40 per trust unit to raise gross proceeds of $150.9 million on a bought-deal basis. Pengrowth has granted the underwriters an option to purchase up to an additional 2.7 million trust units at the same offering price.

Pengrowth Energy Trust  •  2003 annual report   87

12.  Deferred Charges

	2003	2002
Imputed interest on note payable (Note 9)	$3,607	$–
U.S. debt issue costs (net of accumulated amortization of $204) (Note 10)	1,937	–

	$5,544	$–

13.  Foreign Exchange Loss (Gain)

	2003	2002
Unrealized foreign exchange gain on translation of U.S. dollar denominated debt	$(30,940)	$–
Realized foreign exchange losses	1,029	182

	$(29,911)	$182

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included income.

14.  Other Cash Flow Disclosures
 CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2003	2002
Accounts receivable	$(24,144)	$(13,567)
Inventory	602	1,386
Accounts payable and accrued liabilities	13,643	11,738
Due to Pengrowth Management Limited	36	563

	$(9,863)	$120

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	2003	2002
Accounts payable for capital accruals	$(2,539)	$(5)

CASH PAYMENTS

	2003	2002
Cash payments made for taxes	$1,834	$1,840
Cash payments made for interest	$16,657	$15,400

15.  Income Taxes
 In 2003, the cost basis for income tax purposes of property, plant and equipment exceeded the net book value by approximately $164 million (2002 – $149 million). A future tax asset of $56 million (2002 – $66 million) has been reduced to nil through a valuation allowance of $56 million (2002 – $66 million).

88   Pengrowth Energy Trust  •  2003 annual report

16.  Related Party Transactions
Pengrowth Management Limited provides certain services pursuant to a management agreement for which Pengrowth was charged $695,000 (2002 – $2,474,110) for acquisition fees, $520,000 (2002 – nil) for performance fees and $9,660,749 (2002 – $6,567,055) for a management fee. The law firm controlled by the corporate secretary charged $675,692 (2002 – $698,748) for legal and advisory services provided to Pengrowth by the corporate secretary. The transactions have been recorded at the exchange amount.

17.  Amounts per Unit
The per unit amounts for net income are based on weighted average units outstanding for the year. The weighted average units outstanding for 2003 were 115,912,374 units (2002 – 89,922,886 units). In computing diluted net income per unit, 567,335 units were added to the weighted average number of units outstanding during the year ended December 31, 2003 (2002 – 69,398) for the dilutive effect of trust unit options and rights.

18.  Financial Instruments
INTEREST RATE RISK
On April 23, 2003, Pengrowth completed a U.S. $200 million private placement of fixed rate seven and ten year term notes. Proceeds from the notes were used to pay down existing floating rate bank debt. The interest and principal payments on the term notes are payable in U.S. dollars. Pengrowth had previously fixed the interest rates on $125 million of Canadian bank debt using interest rate swaps. In 2003, Pengrowth terminated these interest rate swaps at a total cost including accrued interest of approximately $2,229,000.

FOREIGN CURRENCY EXCHANGE RISK
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the forward and futures contracts section below.

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn$1.55 per U.S.$1 on U.S.$750,000 per month effective 2003 and 2004. This swap has mitigated a portion of the exchange risk on U.S. dollar denominated gas sales. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at year end. At December 31, 2003, the amount Pengrowth would receive to terminate the foreign exchange swap would be Cdn$2,169,000.

Pengrowth Energy Trust  •  2003 annual report   89

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

As at December 31, 2003, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	Per bbl
2004
Financial:
Jan 1, 2004 – Dec 31, 2004	9,500	WTI (1)	$38.11 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	Per mmbtu
2004
Financial:
Jan 1, 2004 – Dec 31, 2004	5,000	Tetco M3 (1)	$6.90 Cdn
Jan 1, 2004 – Dec 31, 2004	7,000	Transco Z6	$3.90 U.S.

(1)	Associated CDN$ / U.S.$ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year-end. At December 31, 2003, the amounts Pengrowth would pay to terminate the financial crude oil and natural gas contracts would be $4,401,000 and $9,768,000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying value of financial instruments included in the balance sheet, other than long term debt, the note payable and remediation trust funds, approximate their fair value due to their short maturity. The fair value of the remediation trust funds at December 31, 2003, was $7,479,000 (2002 – $6,729,000). The fair value of the U.S. denominated debt approximates its

90   Pengrowth Energy Trust  •  2003 annual report

carrying value at December 31, 2003, as the rate on the debt did not vary significantly from market rates. The fair value of the note payable approximates its carrying value net of the imputed interest included in deferred charges.

19.   Commitments
Pengrowth has future commitments under various agreements for oil and natural gas pipeline transportation, the purchase of carbon dioxide and operating leases. The commitment to purchase carbon dioxide arises as a result of Pengrowth’s working interest in the Weyburn CO2 miscible flood project (1).

	2004	2005	2006	2007	2008 Thereafter		Total
Pipeline transportation	$24,041	$23,642	$23,192	$19,448	$19,052	$19,439	$128,814
Capital expenditures	46,242	18,656	17,405	–	–	–	82,303
CO2 purchases	5,372	6,534	5,725	4,830	4,651	30,396	57,508
Other commitments	1,216	1,174	732	358	165	–	3,645

	$76,871	$50,006	$47,054	$24,636	$23,868	$49,835	$272,270

(1)	Contract prices for CO2 are denominated in U.S. dollars and have been translated at the year end foreign exchange rate.

20.	Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles

The significant differences between Canadian generally accepted accounting principles (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”), as they apply to Pengrowth, are as follows:

(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Prior to 2003, under Canadian GAAP, the “ceiling test” was calculated without application of a discount factor. At December 31, 1998 and 1997 the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $328.6 million and $49.8 million, respectively. At December 31, 2003 and 2002, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

Where the amount of a ceiling test writedown under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation, and amortization will differ in subsequent years.

Pengrowth Energy Trust  •  2003 annual report   91

(b)	Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

(c)	Effective January 1, 2003, Pengrowth prospectively adopted U.S. standards relating to recognizing the compensation expense associated with unit based compensation plans. Under U.S. GAAP Pengrowth adopted the following:

(i)	For trust unit options granted on or after January 1, 2003, the estimated fair value of the options is recognized as an expense over the vesting period. The compensation expense associated with trust unit options granted prior to January 1, 2003 is disclosed on a pro forma basis;

(ii)	For rights incentive options granted on or after January 1, 2003, the estimated fair value of the rights, determined using a modified Black-Scholes option pricing model, is recognized as an expense over the vesting period. The compensation expense associated with the rights granted prior to January 1, 2003 is disclosed on a pro forma basis.

The following is the pro forma effect of trust unit options and rights granted prior to January 1, 2003, had the fair value method of accounting been used:

Years ended December 31,	2003	2002
Net income – U.S. GAAP, as reported	$236,181	$73,246
Compensation expense related to trust unit options granted prior to January 1, 2003	(426)	(890)
Compensation expense related to rights incentive options granted prior to January 1, 2003	(1,279)	(337)

Pro forma net income – U.S. GAAP	$234,476	$72,019

Pro forma net income – U.S. GAAP per unit:
Basic	$2.02	$0.80
Diluted	$2.01	$0.80

(d)	Marketable securities held by Pengrowth are classified as available-for-sale in accordance with the definitions of Statement of Financial Accounting Standards (“SFAS”) 115. Under provisions of this Statement, available-for-sale securities are reported at fair value, with unrealized holding gains and losses included in comprehensive income and reported as a separate component of unitholders’ equity until realized.

(e)	SFAS 130 requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

(f)	Effective January 1, 2002, Pengrowth retroactively adopted with restatement of prior periods, a new Canadian accounting standard relating to asset retirement obligations, as outlined in Note 2. Canadian standards are consistent with the requirements under SFAS 143, “Accounting for Asset Retirement Obligations”, except under U.S. GAAP the change

92   Pengrowth Energy Trust  •  2003 annual report

was effective January 1, 2003. Under U.S. GAAP, prior periods are not restated for the change in accounting policy and the effect of the change is charged to income, not unitholders’ equity. The effect of the change in accounting policy of $19,225,000 or $0.17 per unit basic and diluted was charged to income in 2003.

The following shows the effect of the change in accounting policy on the 2002 U.S. GAAP financial statements:

As reported:
Net income under U.S. GAAP	$73,246
Net income per unit under U.S. GAAP
Basic	$0.81
Diluted	$0.81
Pro forma amounts assumed SFAS 143 was applied retroactively:
Net income under U.S. GAAP	$81,134
Net income per unit under U.S. GAAP
Basic	$0.90
Diluted	$0.90
ARO beginning of year	$42,123
ARO end of year	$73,493

Prior to January 1, 2003, U.S. GAAP required the provision for abandonment costs to be recorded as a reduction of capital assets.

(g)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

At December 31, 2003, $13,869,000 has been recorded as a current liability in respect of the fair value of crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. At December 31, 2002, $17,824,000 has been recorded as a liability in respect of fair value of crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. Of the liability, $12,666,000 has been classified as current and $5,158,000 has been classified as long term. These amounts will be recognized against crude oil and natural gas sales over the remaining terms of the related hedges.

Pengrowth Energy Trust  •  2003 annual report   93

At December 31, 2003, $300,000 has been recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change to net income. At December 31, 2002, $960,000 has been recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change to net income.

At December 31, 2003, a current asset of $2,169,000 has been recorded in respect of the fair value of a foreign exchange swap outstanding at year end with a corresponding change in accumulated other comprehensive income. At December 31, 2002, a liability of $885,000 has been recorded with respect to the fair value of a foreign exchange swap outstanding at year end with a corresponding change in accumulated other comprehensive income. Of this liability, $351,000 has been classified as current and $534,000 has been classified as long term.

In 2003, Pengrowth terminated interest rate swaps at a total cost including accrued interest of $2,229,000. The cost has been recorded as an expense under Canadian GAAP. The unrealized hedging loss recorded in other comprehensive income related to the interest rate swaps, as at December 31, 2002 was $2,116,000.

(h)	In 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46 (Revised) “Consolidation of certain entities that are controlled through financial interests that indicate control (referred to as “variable interests”). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of an entity’s assets or liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. Adopting the provisions of FIN 46 (Revised) had no impact on the U.S. GAAP financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because the financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. Adopting the provisions of SFAS No. 150 had no impact on the U.S. GAAP financial statements.

94   Pengrowth Energy Trust  •  2003 annual report

Consolidated Statements of Income
The application of U.S. GAAP would have the following effect on net income as reported:

(Stated in thousands of Canadian Dollars, except per unit amounts)

Years ended December 31	2003	2002
Net income for the year, as reported	$189,297	$56,955
Adjustments:
Depletion and depreciation (a)	26,999	26,363
Effect of retroactive application with restatement under Canadian GAAP (f)	–	(7,888)
Compensation expense (c)	–	(1,224)
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges (g)	660	(960)

Net income before cumulative effect of change in accounting policy under U.S. GAAP	$216,956	$73,246
Cumulative effect of change in accounting policy (f)	19,225	–

Net income – U.S. GAAP	$236,181	$73,246
Other comprehensive income:
Unrealized gain on available for-sale-securities (d)(e)	–	271
Realized loss on available for-sale-securities (d)(e)	(271)	–
Realized gain on settlement of interest rate swaps (e)(g)	2,116	(2,116)
Unrealized hedging gains (losses) (e)(g)	7,009	(20,903)

Comprehensive income – U.S. GAAP	$245,035	$50,498

Net income before cumulative effect of change in accounting policy under U.S. GAAP:
Basic	$1.87	$0.81
Diluted	$1.86	$0.81
Net income – U.S. GAAP
Basic	$2.04	$0.81
Diluted	$2.03	$0.81

Pengrowth Energy Trust  •  2003 annual report   95

Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:

Stated in thousands of Canadian Dollars

	As	Increase
December 31, 2003	Reported	(Decrease)	U.S. GAAP
Assets:
Current portion of unrealized hedging gain (g)	$–	$2,169	$2,169
Capital assets (a)	1,530,359	(242,942)	1,287,417

		$(240,773)

Liabilities:
Accounts payable and accrued liabilities (g)	$54,196	$300	$54,496
Current portion of unrealized hedging loss (g)	–	13,869	13,869
Unitholders’ equity:
Other comprehensive income (e)(g)	–	(11,700)	(11,700)
Trust Unitholders’ Equity (a)	1,159,433	(243,242)	916,191

		$(240,773)

December 31, 2002
Assets:
Marketable securities (d)	$1,906	$271	$2,177
Capital assets (a)(f)	1,493,047	(362,659)	1,130,388

		$(362,388)

Liabilities:
Accounts payable and accrued liabilities (g)	$43,092	$960	$44,052
Current portion of unrealized hedging loss (g)	–	14,462	14,462
Long-term portion of unrealized hedging loss (g)	–	6,363	6,363
Provision for abandonment costs (f)	73,493	(73,493)	–
Unitholders’ equity:
Other comprehensive income (e)(g)	–	(20,554)	(20,554)
Trust Unitholders’ Equity (a)(f)	1,073,164	(290,126)	783,038

		$(362,388)

96   Pengrowth Energy Trust  •  2003 annual report

Additional disclosures required under U.S. GAAP

The components of accounts receivable are as follows:

December 31,	2003	2002
Trade	$52,663	$35,148
Prepaids	9,759	5,084
Other	3,148	1,194

	$65,570	$41,426

The components of accounts payable and accrued liabilities are as follows:

December 31,	2003	2002
Accounts payable	$41,694	$29,806
Accrued liabilities	12,802	14,246

	$54,496	$44,052

Pengrowth Energy Trust  •  2003 annual report   97

APPENDIX E

CORPORATE GOVERNANCE (INCLUDED ON PAGES 100 THROUGH 102 OF THE PENGROWTH ENERGY
TRUST 2003 ANNUAL REPORT)

Corporate Governance

Corporate Responsibility

Pengrowth Energy Trust is in business to provide returns to Pengrowth unitholders through competitive acquisitions and effective management of our petroleum and natural gas properties. As a good corporate citizen we also recognize that economic performance is not the only criteria on which Pengrowth is evaluated. Pengrowth also supports a broad base of charitable organizations and is actively involved in the community.

Corporate Governance Practices

The Board of Directors of Pengrowth Corporation seeks to comply with prevailing standards for Corporate Governance in both Canada and the United States. The trust units of Pengrowth Energy Trust are listed on both the Toronto Stock Exchange and the New York Stock Exchange. Pengrowth Energy Trust is an issuer in Canada and a foreign issuer in the United States.

The Board of Directors of Pengrowth Corporation complies with the guidelines for effective Corporate Governance of the Toronto Stock Exchange and Pengrowth’s Corporate Governance practices in comparison with the TSX best practices are disclosed in Pengrowth’s annual proxy materials. These guidelines address the constitution of boards of directors and board committees as well as their functions, their independence from management and other means to promote sound Corporate Governance practices.

Pengrowth is also considering the application of recent legislative changes and the recommendations of influential organizations and commentators on effective Corporate Governance. Multilateral Instrument 58-201 on effective Corporate Governance was published for comment by the Canadian Securities administrators (the “CSA”) and will be considered for implementation in 2005. The impact of Multilateral Instrument 52-101 in respect of audit committee, Multilateral Instrument 52-109 in respect of the certification of disclosure on issuers’ annual and interim filings and National Instrument 51-101 in respect of standards of disclosure for oil and gas activities are being considered by Pengrowth. In the United States, the two most significant recent developments relate to the Sarbanes-Oxley Act of 2002 (“SOX”) and the Corporate Governance Listing Standards proposed by the New York Stock Exchange (“NYSE”). The SOX stipulates a certification process for financial results and internal financial statements by the Chief Executive Officer and Chief Financial Officer. The Corporate Governance Listings Standards establish mandatory Corporate Governance practices for issuers listed on the NYSE addressing issues such as board and committee independence and codes of conduct. Non-U.S. issuers listed on the NYSE are required only to comply with the audit committee requirement by July 31st, 2005 though such issuers much disclose either on their websites or in their annual reports any significant differences between their corporate governance practices and those required for U.S. issues.

100   Pengrowth Energy Trust  •  2003 annual report

The following are important elements of our current Corporate Governance practice:

•	The Board of Directors of the Corporation, Pengrowth Management Limited and senior management of the Corporation consider good Corporate Governance to be central to the effective and efficient operation of Pengrowth Energy Trust and Pengrowth Corporation.

•	Pengrowth Management Limited makes recommendations to the Board of Directors as to the strategic direction of Pengrowth Corporation and Pengrowth Energy Trust and as to acquisitions and divestitures. The Board of Directors considers these recommendations and assumes overall responsibility for the strategic direction of Pengrowth Corporation and Pengrowth Energy Trust. The Board of Directors of Pengrowth Corporation also considers management development and succession programs, financing proposals including the issuance of trust units and other securities as well as those matters which require Board approval;

•	Two members of the Board of Directors are considered related to the Corporation and/or Pengrowth Energy Trust by virtue of their appointment by Pengrowth Management Limited and other factors. The remainder (up to six) of the Directors are independent in that they have not worked for Pengrowth Corporation (nor Pengrowth Management Limited) nor have they material contracts with Pengrowth Corporation (nor Pengrowth Management Limited) nor have they received remuneration from Pengrowth Corporation (nor Pengrowth Management Limited), other than options or rights to acquire trust units, in excess of Directors’ fees payable by Pengrowth Corporation;

•	The Board of Directors has established a Corporate Governance and Compensation Committee. This committee is comprised of four independent directors and has activities which include:

–	adoption of a charter for Corporate Governance, which has been ratified by the Board of Directors;

–	development of procedures for assessing the effectiveness of the Board of Directors, committees and individual directors;

–	undertaking responsibility for evaluating the performance of Pengrowth Management Limited;

–	adoption of a business code of ethics and policies on disclosure and insider trading.

–	the independent members of the Board of Directors meet separately at meetings of the Board under the chairmanship of a lead director;

–	the audit committee of the Board of Directors is comprised entirely of independent members of the Board and communicates directly with the auditors of Pengrowth Corporation and Pengrowth Energy Trust;

–	the reserves committee of the Board has been appointed to review Pengrowth’s standards for reporting reserves for its portfolio of oil and natural gas properties. The reserves

Pengrowth Energy Trust  •  2003 annual report   101

committee communicates directly with Gilbert Laustsen Jung Associates Ltd., Pengrowth Corporation’s independent engineers;

–	all stock option and stock rights plans have been approved by the unitholders of Pengrowth Energy Trust.

Structure and Function

The Board of Directors has general corporate authority over the business and affairs of Pengrowth Corporation and derives its authority and respect to Pengrowth Energy Trust by virtue of the delegation of powers of the Trustee to Pengrowth Corporation as administrator in accordance with the Trust Indenture. In accordance with the Royalty Indenture, Trust Indenture and Unanimous Shareholders’ Agreement, the Trust unitholders and Royalty unitholders empowered the Trustee and Pengrowth Corporation to delegate authority to Pengrowth Management Limited. Pengrowth Management Limited derives its authority from the Management Agreement with both Pengrowth Corporation and Pengrowth Energy Trust. As a result neither Pengrowth Management Limited nor the Board of Directors has plenary authority over the business and affairs of Pengrowth Energy Trust or Pengrowth Corporation. In practice, Pengrowth Management Limited defers to the Board of Directors on all matters material to Pengrowth Corporation and Pengrowth Energy Trust.

The Board of Directors represents a cross-section of experience in matters of oil and natural gas, finance and directors’ responsibilities. Four of the six current members of the Board of Directors have been directors since the formation of Pengrowth Corporation and Pengrowth Energy Trust. Thomas A. Cumming has been a Director since April 2000 and Michael A. Grandin was elected a director at the April 23rd, 2002 Special and Annual Meeting.

Pengrowth Management Limited has broad discretion to administer and regulate the day-to-day operations of Pengrowth Energy Trust and Pengrowth Corporation and initiates acquisition and disposition activity.

Mandate of Computershare as Trustee

Computershare, as Trustee, has broad power over the administration and management of Pengrowth Energy Trust and the power to delegate those duties and responsibilities. This power is governed by the terms of the Trust Indenture between Pengrowth Corporation and Computershare, subject to the voting rights of the unitholders. All Trust unitholders and Royalty unitholders other than Computershare, are entitled to attend and vote upon all resolutions brought before meetings of the unitholders of Pengrowth Corporation on the basis of one vote for each trust unit.

102   Pengrowth Energy Trust  •  2003 annual report

APPENDIX F

PART II - CORPORATE GOVERNANCE (INCLUDED ON PAGES 12 THROUGH 21 OF THE
PENGROWTH ENERGY TRUST INFORMATION CIRCULAR – PROXY STATEMENT (DATED MARCH 15, 2004)

of credit facilities, the determination of cash distributions paid to Trust Unitholders, the amendment of any of the constating documents of the Corporation or Pengrowth Trust and the amount of the assumed expenses of the Manager which are a portion of the compensation of the Manager.

PART II — CORPORATE GOVERNANCE

MANDATES OF THE TRUSTEE, THE MANAGER AND THE BOARD OF DIRECTORS

The Corporation holds petroleum and natural gas rights and other assets. Under the Royalty Indenture, a royalty was created representing 99% of the “Royalty Income”, which is payable to Royalty Unitholders. Pengrowth Trust was created for the purpose of issuing Trust Units to the public, facilitating an indirect investment in Royalty Units and other permitted investments under the Trust Indenture. Pengrowth Trust holds Royalty Units, interests in certain petroleum and natural gas facilities, cash and other assets. The Trust Units of Pengrowth Trust are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) and Pengrowth Trust is therefore subject to the corporate governance listing requirements of both exchanges.

Under the terms of the Trust Indenture, the Trustee is empowered to exercise those rights and privileges that could be exercised by a beneficial owner of the assets of Pengrowth Trust in respect of the administration and management of Pengrowth Trust. The Trustee is permitted to delegate certain of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons. However, specific powers are delegated to the Corporation as “Administrator” under the Trust Indenture and the Trustee has granted broad discretion to the Manager to administer and regulate the day to day operations of Pengrowth Trust. The powers of the Trustee are also limited through the voting rights of Trust Unitholders.

Under the Management Agreement, the Manager is empowered to act as agent for Pengrowth Trust in respect of various matters, to execute documents on behalf of the Trustee and to make executive decisions which conform to general policies and general principles previously established by the Trustee. The Manager is empowered to undertake, on behalf of the Corporation and Pengrowth Trust, subject to the Royalty Indenture, all matters pertaining to the properties of the Corporation. See “Management Agreement”.

Under the Royalty Indenture, the Corporation makes all operating decisions with respect to the properties of the Corporation. Under the Trust Indenture, general powers have been delegated to the Corporation as the “Administrator” of Pengrowth Trust to perform those functions of the Trustee which are largely discretionary, subject to the powers and duties of the Manager. Additionally, specific powers have been delegated to the Corporation in relation to the offering of securities, the acquisition of facilities and other assets, the incurring of indebtedness, the granting of security and the determination of distributable income.

In accordance with the terms of the Unanimous Shareholder Agreement, all Royalty Unitholders other than the Trustee, and all Trust Unitholders are entitled to attend at, and vote upon, all resolutions brought before meetings of the Shareholders of the Corporation on the basis of one vote for each Unit held. Currently, the Unanimous Shareholder Agreement also provides that the Board of Directors shall consist of two nominees of the Manager and up to six directors who are elected by the Trust Unitholders of Pengrowth Trust. The Board of Directors meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2003, eight regularly constituted Board of Directors meetings were held.

BOARD INDEPENDENCE

The NYSE listing standards state that a majority of directors be independent. An independent director is defined as one who is independent of the Manager and is free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the issuer, other than interests and relationships arising from shareholdings. In addition, the TSX Company Manual recommends that the board of directors of every issuer be constituted with a majority of individuals who qualify as “unrelated directors”. An unrelated director is a director who is independent of the Manager and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interest of Pengrowth Trust.

Five of seven directors recommended for election to the Board of Directors are independent directors under the NYSE requirements and five of the seven directors are unrelated. Mr. James S. Kinnear, who is Chairman, President and Chief Executive Officer of the Corporation as well as President and Chief Executive Officer of the Manager, is not independent of either entity and is a related director. Mr. Stanley H. Wong may be considered not to be independent and is a related director as he is the Manager’s additional appointee to the Board of Directors pursuant to the terms of the Unanimous Shareholder Agreement. However, Mr. Wong is neither engaged by the Manager nor by the Corporation and receives remuneration solely in his capacity as a director of the Corporation. The remainder of the directors are independent and unrelated, in that they have not worked for the Corporation (or the Manager) nor do they have material contracts with the Corporation (or the Manager) or receive remuneration from the Corporation (or the Manager), other than Trust Unit Options and Trust Unit Rights, in excess of director’s fees payable by the Corporation.

BOARD APPROVALS AND STRUCTURE

The Manager makes recommendations to the Board of Directors as to the strategic direction of the Corporation and Pengrowth Trust. The Board of Directors considers these recommendations and assumes overall responsibility for the strategic direction of the Corporation and Pengrowth Trust through the annual consideration of a strategic plan and budget. Criteria are approved by the Board of Directors for the acquisition and disposition of oil and natural gas properties and other permitted investments.

The Manager has general power under the Management Agreement to conduct acquisitions and dispositions and the operation of properties. Because of the structure created by the Trust Indenture, the Royalty Indenture and the Unanimous Shareholder Agreement, neither the Manager nor the Board of Directors has plenary authority over the businesses and affairs of Pengrowth Trust and the Corporation. The Trustee responds to directions from the Manager and from the Board of Directors (with respect to the Corporation as administrator of Pengrowth Trust) within the scope of the authority of the Trustee and the Trustee’s power to delegate.

The Board of Directors responds to recommendations brought forward by the Manager to the Board of Directors on material matters impacting the Corporation and Pengrowth Trust. Practically, the Manager defers to the Board of Directors in respect of all matters which may have a material impact upon the business and undertaking of the Corporation, Pengrowth Trust, the Royalty Unitholders or the Trust Unitholders. Reliance is placed upon independent engineering, legal and accounting consultants where appropriate.

The Board of Directors represents a cross-section of experience in matters of oil and gas, finance and directors’ responsibilities. Three of the seven nominated members of the Board of Directors have been directors since the formation of the Corporation and Pengrowth Trust. Thomas A. Cumming has been a director since April 2000 and Michael A. Grandin has been a director since April 2002. Michael S.

Parrett and William R. Stedman have been nominated for election to the Board of Directors at the 2004 Annual Meeting. Mr. Parrett is a chartered accountant with extensive financial and management experience and Mr. Stedman is a professional engineer with extensive technical, financial and management experience.

BOARD COMMITTEES

The Audit Committee of the Board of Directors is currently comprised of four of the independent, unrelated directors. The Board of Directors has a Corporate Governance/Compensation Committee which is also comprised of four independent, unrelated directors. The Board of Directors has also formed a Reserves Committee comprised of two directors, one of whom is an independent, unrelated director, to review the assumptions and practices and results in respect to the preparation of independent reserve reports for the oil and gas assets of the Corporation and the reporting thereof. There are no other committees of the Board of Directors.

In respect of matters such as discussions concerning the Management Agreement or related party transactions, representatives of the Manager disclose their conflict of interest and absent themselves from discussions and voting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and the Manager support the Guidelines for Corporate Governance (the “TSX Guidelines”) adopted by the TSX. On November 4, 2003, the NYSE adopted a number of changes to the standards for issuers listed on the NYSE, such as Pengrowth Trust. The changes to the NYSE listing standards are not mandatory for Pengrowth Trust, but any differences in Pengrowth Trust’s corporate governance practices and the NYSE rules must be disclosed by Pengrowth Trust in its annual 40F filing with the Securities and Exchange Commission in the United States. Certain provisions of SOX and certain rules adopted and proposed by the United States Securities and Exchanges Commission (“SEC”) pursuant to the requirements of SOX, which are applicable to Pengrowth Trust, also influence Pengrowth Trust’s approach to corporate governance. The Corporate Governance/Compensation Committee of the Board of Directors continues to monitor proposed amendments to Canadian and United States corporate governance practices and will take appropriate action in response to any new standards which are established.

Pengrowth is also considering the application of recent legislative changes and the recommendations of influential organizations and commentators on effective Corporate Governance. Multilateral Instrument 58-201 on effective Corporate Governance was published for comment by the Canadian Securities Administrators (the “CSA”) and will be considered for implementation in 2005. The impact of Multilateral Instrument 52-101 in respect of audit committee, Multilateral Instrument 52-109 in respect of certification of disclosure on issuers’ annual and interim filings and National Instrument 51-101 in respect of standards of disclosure for oil and gas activities are being considered by Pengrowth.

The Board of Directors, the Manager and senior management consider good corporate governance to be central to the effective and efficient operation of Pengrowth Trust and the Corporation. The Board of Directors has general corporate authority over the business and affairs of the Corporation and derives its authority in respect to Pengrowth Trust by virtue of the delegation of powers by the Trustee to the Corporation as “Administrator” in accordance with the Trust Indenture. In accordance with the Royalty Indenture, Trust Indenture and Unanimous Shareholder Agreement the Trust Unitholders and Royalty Unitholders empowered the Trustee and the Corporation to delegate authority to the Manager. The Manager derives its authority from the Management Agreement with both the Corporation and Pengrowth Trust. In practice, the Manager defers to the Board of Directors on all matters material to the Corporation and Pengrowth Trust.

The following is a statement of the Corporation’s existing corporate governance practices with specific reference to the TSX Guidelines.

1.	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

The Board of Directors is responsible for the overall stewardship of the Corporation and Pengrowth Trust and in setting corporate strategy and direction. The Board of Directors has overall responsibility for the management and supervision of the affairs of the Corporation and Pengrowth Trust. The Board of Directors has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of the Corporation’s operations, the delegation of authority and the execution of documents on behalf of the Corporation. The Board of Directors reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board of Directors’ expectations of management of the Corporation are communicated directly to management and through committees of the Board of Directors. More specifically, the Board of Directors assumes the following principal responsibilities:

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

As part of the strategic planning process conducted in 2003, senior officers of the Corporation and the general management of the Corporation held several meetings and put forward their views. This input from senior members of management was used as part of the background information reviewed by the Board of Directors to assist them in developing the Corporation’s strategic plan.

(b)	the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

The Board of Directors ensures that a system is in place to identify the principal risks to the Corporation and to monitor the process to manage such risks. The Audit Committee reviews and approves Management’s identification of principal financial risks and monitors the process to manage such risks.

(c)	succession planning, including appointing, training and monitoring senior management;

The Corporate Governance/Compensation Committee, in conjunction with the Manager, is responsible for appointing officers and other key employees on behalf of the Corporation, planning for the succession of the directors, officers and key employees; and reviewing the performance of senior management.

The Corporate Governance/Compensation Committee reviews the performance of senior members of management and also the total compensation paid to those individuals, including salary, bonus and options. The Committee also reviews the process and background information used to determine overall compensation in reference to industry data, performance and future objectives.

(d)	a communications policy for the corporation; and

The Board of Directors has approved a Corporate Disclosure Policy to ensure timely, accurate, credible and balanced disclosure of material information in respect of Pengrowth Trust and the Corporation. The policy in place outlines the procedures and practical guidelines for the consistent, transparent, regular and timely public disclosure and dissemination of material and non-material information about the Corporation and Pengrowth Trust. Under the policy, a Disclosure Policy Committee has been established by the Board of Directors and includes the Chief Executive Officer, Chief Financial Officer, Lead Director and Corporate Secretary. It is this committee’s responsibility to monitor the effectiveness of and compliance with the Corporate Disclosure Policy and educate directors, officers and employees as to disclosure issues.

The Corporate Disclosure Policy has been provided to all staff to ensure employees are aware of the procedures in place regarding information being disclosed to the public.

(e)	the integrity of the corporation’s internal control and management information systems.

The Audit Committee: (a) monitors the integrity of the Corporation’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; (b) monitors the independence and performance of the Corporation’s independent auditors; and (c) provides an avenue of communication among the independent auditors, management and the Board of Directors.

The Audit Committee has approved a process that will be used to review management’s internal controls and procedures.

In order to comply with Section 404 of the SOX, which involves the Corporation’s internal control over financial reporting, management is reviewing and testing the company’s internal controls over financial reporting. The Board of Directors is provided with regular updates from management on this process. This process needs to be complete and in place for year end 2005 reporting. However, it is management’s intention to complete the review in 2004.

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

The Board of Directors is presently comprised of six members, four of whom are independent and unrelated and two are appointments of the Manager, one of whom is the President, Chairman and Chief Executive Officer of the Corporation.

The Manager is entitled to appoint two members to the Board of Directors in accordance with the Management Agreement. The balance are to be appointed by the Trust Unitholders.

The two new nominees to the Board of Directors would also be considered independent and unrelated.

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

The Board of Directors is presently composed of a majority of unrelated directors and will be comprised of a majority of unrelated directors upon election of the directors proposed at the Shareholder Meeting:
Thomas A. Cumming – unrelated director
Michael A. Grandin – unrelated director
James S. Kinnear – related director (Chairman, President and Chief Executive Officer)
Francis G. Vetsch – retiring unrelated director
Michael S. Parrett – unrelated director nominee
William R. Stedman – unrelated director nominee
Stanley H. Wong – related director (appointed by the Manager*)
John B. Zaozirny – unrelated director (Lead Director)

*	Although Mr. Wong is appointed by the Manager, he holds no position with the Manager and has not had a financial connection to the Manager for more than 10 years.

4.	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

The Corporate Governance/Compensation Committee is presently composed of four directors, all of whom are independent directors. This committee’s responsibilities include proposing to the Board of Directors new nominees to the Board of Directors and assessing each director’s performance on an ongoing basis. In assessing new nominees, the Corporate Governance/Compensation Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board of Directors can carry out its mandate and functions effectively. The Corporate Governance/Compensation Committee receives and evaluates suggestions for candidates from individual directors, the President and Chief Executive Officer and from professional search organizations. During 2003 the Corporate Governance/Compensation Committee initiated a search process to seek two new directors of the Corporation, one with financial expertise and the second with technical/engineering expertise. Many candidates were considered and ultimately Korn/Ferry International were retained resulting in the two nominees proposed for election at the Shareholders Meeting.

5.	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Corporate Governance/Compensation Committee is responsible for assessing the effectiveness of the Board of Directors, its committees and individual directors. The Corporate Governance/Compensation Committee is also responsible for evaluating the performance of the

Manager and, if necessary, negotiating the Management Agreement and making recommendations to the Trust Unitholders as to the Manager and the terms of the Management Agreement.

The Corporate Governance/Compensation Committee has developed an Annual Effectiveness Survey which includes evaluating board responsibility, board operations and board effectiveness. The Survey is completed by each Director and submitted anonymously. The collated results are then reviewed by the President and Lead Director. During 2003, the Corporate Governance/Compensation Committee negotiated a new Management Agreement with the Manager.

6.	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Corporate Governance/Compensation Committee is responsible for procedures for the orientation and education of new board members concerning their role and responsibilities and for the continued development of existing members of the Board of Directors. Materials have been prepared for review by new directors in respect of the structure, business and results of Pengrowth Trust.

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

Over the past year the Corporte Governance/Compensation Committee has reviewed the size of the Board of Directors, the experience of existing members and the increasing time commitments required of Directors. Once this review was complete criteria were set for new directors including a requirement for additional financial expertise and for additional technical expertise to replace the expertise of Mr. Francis G. Vetsch who has declined to stand for reelection to the Board. After an extensive search by the Committee and the President and Chief Executive Officer suitable candidates were identified and brought forward to the Board of Directors. The names of two new director nominees are being put forward for approval at the Shareholders Meeting.

8.	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Corporate Governance/Compensation Committee reviews and makes recommendations to the Board of Directors on the adequacy and form of the compensation of directors and the compensation to be paid to committee members and to the lead director based upon comparable available industry data.

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

The Board of Directors annually appoints members to its committees. The committees presently established by the Board of Directors are composed as follows:

Audit Committee	Thomas A. Cumming, Chairman	unrelated director
	John B. Zaozirny	unrelated director
	Francis G. Vetsch*	unrelated director
	Michael A. Grandin	unrelated director

Corporate Governance/	John B. Zaozirny, Chairman	unrelated director
Compensation Committee	Michael A. Grandin	unrelated director
	Thomas A. Cumming	unrelated director
	Francis G. Vetsch*	unrelated director

Reserves Committee	Francis G. Vetsch*	unrelated director
	Stanley H. Wong	related director

*	Mr. Francis G. Vetsch has advised the Board of Directors that he does not propose to stand for re-election.

In addition, the Board of Directors has established a Disclosure Policy Committee that includes: the lead director – John B. Zaozirny – unrelated director, the Chief Executive Officer – James S. Kinnear – related director, Chief Financial Officer – Robert B. Hodgins and Corporate Secretary – Charles V. Selby.

10.	Every board of directors should expressly assume responsibly for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

The Corporate Governance/Compensation Committee is responsible for corporate governance issues and the implementation of the TSX Guidelines. The Corporate Governance/Compensation Committee is responsible for reviewing and providing recommendations for improvement to the Board of Directors with respect to all aspects of corporate governance. The Corporation has in place a Code of Business Conduct and a Code of Ethics for all employees and agents of the Corporation; Terms of Reference for the Corporate Governance/Compensation Committee; a Corporate Governance Policy for the Board of Directors; Terms of Reference for the Chairman of the Board of Directors and the lead director; and a Charter for the Audit Committee.

The Corporate Governance/Compensation Committee reviews new corporate governance information on an ongoing basis to ensure they are following best practices suggested in this area.

11.	The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.

The Board of Directors has adopted guidelines for the responsibilities of the Board of Directors and has in place Terms of Reference for the positions of lead director and Chairman of the Board of Directors. The responsibilities of the Manager are set out in the Management Agreement. The Corporate Governance/Compensation Committee will set annual performance objectives in discussions with the Manager in conjunction with the Board of Directors’ strategic planning and budgeting processes.

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

The Board of Directors derives its authority with respect to Pengrowth Trust from the duties delegated to the Corporation as “Administrator” by the Trustee in accordance with the Trust Indenture. The Trustee also delegates certain powers to the Manager in accordance with the terms of the Management Agreement. In practice, the Manager defers to the Board of Directors on all material matters. The Board of Directors is composed of a majority of independent directors. In matters that require independence of the Board of Directors, only the independent directors participate in the decision making and evaluation.

The Board of Directors have appointed a lead director who is not a member of management. The Board of Directors meets independently of management at all board and committee meetings.

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

The Audit Committee is composed of four independent, unrelated directors. The mandate of the Audit Committee is set forth in the Audit Committee Charter, which the Board of Directors adopted July 30, 2001. The charter directs the Audit Committee to: (a) monitor the integrity of the company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; (b) monitor the independence and performance of the company’s independent auditors; and (c) provide an avenue of communication among the independent auditors, management and the Board of Directors.

The Board of Directors notes that the Canadian Securities Administrators have recently adopted Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) which will become effective for Pengrowth Trust on the earlier of its next annual unitholders’ meeting and July 1, 2005. The Board of Directors is currently reviewing Pengrowth Trust’s practices to determine compliance to MI 52-110. The Board of Directors expects that, given its historical focus on corporate governance, only minor changes will be necessary.

The Audit Committee meets independently with the external auditor of the Corporation on a regular basis.

14.	The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The Corporate Governance Policy of the Board of Directors permits directors to engage outside advisors at the Corporation’s expense with the approval of the Board of Directors.

The Board of Directors has approved the following charters and policies in respect to corporate governance:

DATE OF APPROVAL BY THE
	CHARTER/POLICY	BOARD OF DIRECTORS
1.	Policy on Trading in Securities by Directors, Officers and Employees	October 30, 2003
2.	Corporate Disclosure Policy	March 3, 2003
3.	Code of Business Ethics	November 19, 2002
4.	Authority Levels	November 19, 2002
5.	Terms of Reference — Corporate Governance/Compensation Committee	July 30, 2002
6.	Corporate Governance Policy	July 30, 2002
7.	Terms of Reference Chairman of the Board of Directors	July 30, 2002
Terms of Reference Lead Director
8.	Audit Committee Charter	July 30, 2001
9.	Internet Policy	July 21, 1999

OTHER MATTERS

The Manager knows of no amendment, variation or other matter to come before the Meetings other than the matters referred to in the Notices of Meetings. If any other matter properly comes before the Meetings, however, the enclosed proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

PART III – MATTERS TO BE CONSIDERED AT THE SHAREHOLDER MEETING

APPOINTMENT OF AUDITORS

The Unitholders will be asked to consider a resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold office until the next annual meeting of the Shareholders or until their successor is elected or appointed, at the remuneration to be fixed by the Board of Directors.

ELECTION OF DIRECTORS

The current directors of the Corporation are James S. Kinnear, John B. Zaozirny, Stanley H. Wong, Francis G. Vetsch, Thomas A. Cumming and Michael A. Grandin. Mr. Vetsch has advised the board that he does not propose to stand for reelection. Mr. Vetsch is a professional engineer with extensive oil and natural gas management experience who has capably served as a member of the board of directors since inception of the fund in 1988.

Pursuant to the Unanimous Shareholder Agreement, the Corporation shall have a Board of Directors of a minimum of three and a maximum of eight members, two of whom are to be appointed by the Manager. It is the intention of the Manager to appoint James S. Kinnear and Stanley H. Wong as directors. The

APPENDIX G

OIL AND GAS PRODUCING ACTIVITIES PREPARED IN ACCORDANCE WITH SFAS NO. 69 –
“DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES”.

SUPPLEMENTAL INFORMATION — OIL AND GAS PRODUCING ACTIVITIES
(unaudited)

The following disclosures have been prepared in accordance with SFAS No. 69 — “disclosures about Oil and Gas Producing Activities.”:

OIL AND GAS RESERVES

Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and the Trust’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause the Trust’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2003 no major discovery or other favorable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES

The following table sets forth revenue and direct cost information relating to the Trust’s oil and gas producing activities for the years ended December 31.

(thousands of dollars)	2003	2002
Revenue
Sales	$577,616	$408,630
Deduct
Production costs	143,453	125,558
Amortization of injectant costs	32,541	44,330
Technical support and other	5,579	4,244
Depletion, depreciation and amortization and valuation provision	158,271	112,511

Results of operations from producing activities	$237,772	$121,987

1.	The costs in this schedule exclude corporate overhead, interest expense and other operating costs which are not directly related to producing activities.

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

Costs incurred in oil and gas producing activities for the years ended December 31 are as follows:

(thousands of dollars)	2003	2002
Property Acquisition Costs
Proved	$122,964	$391,761
Development Costs	85,718	55,631
Injectant Costs	23,037	15,107

	$231,719	$462,499

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties.

Development costs include the costs of drilling and equipping development wells and facilities to extract, treat and gather and store oil and gas.

Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 30 months.

General and administrative costs are not capitalized other than to the extent they are directly related to a successful acquisition, or to the extent of the Trust’s working interest in exploration or development projects to which overhead fees can be recovered from partners. Overhead fees are not charged on 100% owned projects.

There were no oil and gas property costs not being amortized in any of the years presented.

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to the Trust’s oil and gas exploration, development and producing activities at December 31 consist of:

(thousands of dollars)	2003	2002
Proved oil and gas properties	$2,305,462	$1,976,802
Less accumulated depletion, depreciation and amortization	(1,018,045)	(846,415)

Net capitalized costs	$1,287,417	$1,130,388

OIL AND GAS RESERVE INFORMATION

All of the Trust’s proved oil, natural gas liquids, and natural gas reserves are located in Canada, primarily in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. The Trust’s proved developed and undeveloped reserves after deductions of royalties are summarized below:

	Crude Oil and
	Natural Gas	Natural
	Liquids	Gas
	MMbbls	Bcf
NET PROVED DEVELOPED AND UNDEVELOPED RESERVES AFTER ROYALTIES

End of year 2001	90.9	330.3
Revision of previous estimates	(3.0)	(22.1)
Purchase of reserves in place	13.4	73.2
Sales of reserves in place	(4.2)	(16.5)
Discoveries and extensions	0.1	3.2
Production	(7.4)	(32.1)

End of year 2002	89.8	336.0
Revision of previous estimates	(4.6)	(33.8)
Purchase of reserves in place	0.3	0.6
Sales of reserves in place	(0.2)	(0.6)
Discoveries and extensions	0.1	3.0
Production	(8.1)	(33.8)

End of year 2003	77.3	271.4

NET PROVED DEVELOPED RESERVES AFTER ROYALTIES
End of year 2001	65.9	231.6
End of year 2002	66.6	233.2
End of year 2003	60.6	219.9

Notes:

1.	Net after royalty reserves are the Trust’s lessor royalty, overriding royalty, and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

2.	Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and prices in effect at year end.

3.	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

4.	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

The following information has been developed utilizing procedures described by SFAS No. 69 and based on crude oil and natural gas reserve and production volumes estimated by the independent engineering consultants of the Trust. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the Trust or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Trust’s reserves.

The future cash flows presented below are based on sales prices, cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2003 was based on a crude price of $38.77/bbl and natural gas price of $6.13/mcf. The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2002 was based on the Trust’s crude oil price of $42.58 /bbl and natural gas price of $5.58 /mcf.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES

The following table sets forth the standardized measure of discounted future net cash flows from projected production of the Trust’s crude oil and natural gas reserves at December 31, for the years presented.

(millions of dollars)	2003	2002
Future cash inflows	$4,797	$5,621
Future costs
Future production and development costs	(2,034)	(2,108)

Future net cash flows	2,763	3,513
Deduct: 10% annual discount factor	(1,159)	(1,571)

Standardized measure of discounted future net cash flows	$1,604	$1,942

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES

The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for the years presented.

(millions of dollars)	2003	2002
Future discounted net cash flows at beginning of year	$1,942	$897

Sales and transfer, net of production costs	(395)	(262)
Net change in sales and transfer prices, net of development and production costs	(115)	733
Extensions, discoveries and improved recovery, net of related costs	7	9
Revisions of quantity estimates	(134)	(89)
Accretion of discount	194	90
Sales of reserves in place	(4)	(92)
Purchase of reserves in place	5	432
Changes in timing of future net cash flows and other	104	224

End of Year	$1,604	$1,942

Note:

1.	The schedules above are calculated using year-end prices, costs, statutory tax rates and existing proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

EXHIBITS

Exhibit No.	Description

1	Consent of KPMG LLP, independent chartered accountants

2	Consent of Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants

3	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

5	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934