Form 40-F
PENGROWTH ENERGY TRUST
filed 2004-07-14
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:               Commission File Number:

PENGROWTH ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311	None
(Primary Standard Industrial	(I.R.S. Employer
Classification Code Number)	Identification Number)

Suite 2900, 111 – 5th Avenue S.W.
Calgary, Alberta Canada T2P 3Y6
(403) 233-0224
(Address and telephone number of Registrant’s principal executive offices)

Vinson & Elkins L.L.P.
2300 First City Tower, 1001 Fannin Street
Houston, Texas 77002-6760
(713) 758-2222

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Trust Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

     For Annual Reports indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

     There were 135,677,394 Trust Units, of no par value, outstanding as of June 30, 2004.

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

DOCUMENTS FILED AS PART OF THIS FORM 40-F
BACKGROUND AND STRUCTURE OF THE REGISTRANT
CERTAIN INCOME TAX CONSIDERATIONS
ERISA CONSIDERATIONS
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
PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
ADDITIONAL INFORMATION
APPENDIX B
APPENDIX C
APPENDIX D
APPENDIX E
APPENDIX F
APPENDIX G
Consent of KPMG LLP
Consent of Gilbert Laustsen Jung Associates Ltd.
Consent of Bennett Jones LLP
Consent of Vinson & Elkins LLP

DOCUMENTS FILED AS PART OF THIS FORM 40-F

     The following documents have been filed as part of this Form 40-F as Appendices hereto:

Appendix	Documents
A	Pengrowth Energy Trust Renewal Annual Information Form for the year ended December 31, 2003.

B	Management’s Discussion and Analysis (included on pages 42 through 65 of the Pengrowth Energy Trust 2003 Annual Report).

C	Consolidated Financial Statements of Pengrowth Energy Trust (included on pages 66 through 97 of the Pengrowth Energy Trust 2003 Annual Report), including footnote 20 thereof which includes a reconciliation of the Consolidated Financial Statements to United States generally accepted accounting principles.

D	Five Year Review — Pengrowth Energy Trust Consolidated Financial Results (included on pages 98 through 99 of the Pengrowth Energy Trust 2003 Annual Report).

E	Corporate Governance (included on pages 100 through 102 of the Pengrowth Energy Trust 2003 Annual Report).

F	Part II — Corporate Governance (included on pages 12 through 21 of the Pengrowth Energy Trust Information Circular — Proxy Statement dated March 15, 2004).

G	Oil and Gas Producing Activities Prepared in Accordance with SFAS No. 69 — “Disclosures about Oil and Gas Producing Activities”.

BACKGROUND AND STRUCTURE OF THE REGISTRANT

     Disclosure regarding the background and structure of the Registrant is included on pages 8 and 9 of the Annual Information Form contained in Appendix A, which is incorporated herein.

Pengrowth Management Limited

     Disclosure regarding Pengrowth Management Limited is included on pages 16 through 18 of the Annual Information Form contained in Appendix A, which is incorporated herein.

The Trust Units

     Trust units are issued under the terms of a trust indenture (the “Trust Indenture”) between Pengrowth Corporation and Computershare Trust Company of Canada (“Computershare”), as trustee. A maximum of 500,000,000 trust units may be created and issued pursuant to the Trust Indenture, of which 123,873,651 trust units were outstanding on December 31, 2003 and 135,677,394 trust units were outstanding on June 30, 2004. Each trust unit represents a fractional undivided beneficial interest in the Registrant.

     The Trust Indenture, among other things, provides for the establishment of the Registrant, the issue of trust units, the permitted investments of the Registrant, the procedures respecting distributions to unitholders, the appointment and removal of Computershare as trustee, Computershare’s authority and restrictions thereon, the calling of meetings of unitholders, the conduct of business at such meetings, notice provisions, the form of trust unit certificates and the termination of the Registrant. The Trust Indenture may be amended from time to time. Most amendments to the Trust Indenture, including the early termination of the Registrant and the sale or transfer of the property of the Registrant as an entirety or substantially as an entirety, require approval by an extraordinary resolution of the unitholders. An extraordinary resolution of the unitholders requires the approval of not less than 66 2/3% of the votes cast by unitholders at a meeting of unitholders held in accordance with the Trust Indenture at which two or more holders of at least 5% of the aggregate number of trust units then outstanding are represented. Computershare, as trustee, is permitted to amend the Trust Indenture without the consent or approval of the unitholders for certain purposes, including: (i) ensuring that the Registrant complies with applicable laws or government requirements, including satisfaction of certain provisions of the Income Tax Act (Canada); (ii) ensuring that additional protection is provided for the interests of unitholders as Computershare may consider expedient; and (iii) making typographical or other non-substantive changes that are not adverse to the interests of Computershare or unitholders.

     At a meeting of the holders of the outstanding trust units of the Registrant held on April 22, 2004, the holders of trust units approved and adopted an extraordinary resolution to amend the Trust Indenture. Pursuant to this resolution, the Trust Indenture was amended, effective as of July 12, 2004, to (i) create two classes of trust units, consisting of Class A Trust Units (“Class A Units”) and Class B Trust Units (“Class B Units”), (ii) provide that, at the Effective Time (as defined below), the existing trust units will be reclassified as Class B Units, and (iii) provide that, immediately following such reclassification, the Class B Units held by a holder that is a Non-Resident (as defined below) will be deemed to be converted into Class A Units on the basis of one Class A Unit for each Class B Unit held. The “Effective Time” means 5:00 p.m. (eastern time) on the date determined by the Board of Directors of Pengrowth Corporation for the reclassification of the trust unit capital of the Registrant to become effective, which date has been determined by such Board of Directors to be July 27, 2004. “Non-Resident” means a non-resident of Canada for the purposes of the Income Tax Act (Canada).

     Upon the reclassification of the existing trust units into Class B Units and the conversion of Class B Units held by Non-Resident into Class A Units (collectively, the “Reclassification Transactions”), the Registrant will have outstanding two classes of trust units in the capital of the Registrant under the Trust Indenture: Class A Trust Units and Class B Trust Units. Both classes of trust units will have the same rights in relation to voting, obtaining distributions and obtaining assets upon the wind-up or dissolution of the Registrant. The only principal distinction between the two classes of units will be in respect of the residency of the persons entitled to hold and trade the Class A and Class B Trust Units. The Class A Units will not be subject to any residency restriction and may be exchanged at any time for Class B Trust Units (provided that the holder provides a suitable declaration that the holder is not a Non-Resident) and will be subject to a restriction on the number to be issued such that the number of issued and outstanding Class A Trust Units will not exceed 99% (the “Ownership Threshold”) of the number of issued and outstanding Class B Trust Units (subject to certain transitional provisions). The Registrant has applied to list the Class A Units on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The Class B Units may not be held by non-residents of Canada, and may be exchanged by holder for Class A Units, provided that the Ownership Threshold will not be exceeded. The Registrant has applied to list the Class B Units on the TSX. The Class B Units will not be listed on the NYSE.

The following procedures have been adopted by the Registrant and the Trustee to monitor and constrain the ownership of Class B Trust Units by Non-Residents:

•	Canadian Depository for Securities Limited (“CDS”) will be advised that it is prohibited from holding Class B Units on behalf of non-residents. Pengrowth Corporation will require participants in the book-based system to provide a participant declaration on a periodic basis to ensure that no non-resident of Canada owns any Class B Units;

•	Depository Trust Company (“DTC”) will not be permitted to hold Class B Units;

•	the number of issued and outstanding Class A Units will be monitored to ensure the number of such limits does not exceed 99% of the number of issued and outstanding Class B Units (after the initial implementation period);

•	Class B Units may be exchanged for Class A Units. However, Pengrowth Corporation will implement a reservation system pursuant to which a reservation number must be obtained for the conversion of Class B Units to Class A Units;

•	Class A Units may be exchanged for Class B Units provided that the transferee provides a declaration that the transferee is not a Non-Resident; and

•	Class A Units will be registered with CDS, DTC and Computershare in the same manner as the registered and book based system which currently operates in respect of trust units.

These rules and procedures may be amended from time to time by the Registrant and Computershare, as trustee.

     If it appears from the securities registers, or if the Board of Directors determines that the number of issued and outstanding Class A Units exceeds the Ownership Threshold, the Registrant may make a public announcement of the contravention and may refuse to accept subscriptions for Class A Units or accept conversions of Class B Units into Class A Units. In addition, if the Board of Directors determines that it would not be unfairly prejudicial to, and would not unfairly disregard the interests of, persons beneficially owning or controlling Class A Units, the Registrant shall send a notice to the registered holders of Class A Units chosen on the basis of inverse order of registration requiring such holders to dispose of their Class A Units and, pending such disposition, may suspend the rights of ownership attached to such units. Any such disposition notice would specify in reasonable detail (i) the nature of the contravention of the Ownership Threshold, (ii) the number of excess Class A Units, (iii) a date, which shall not be less than 60 days after the date of notice, by which the Class A Units are not to be (A) sold or otherwise disposed of to a person who is not a Non-Resident and who concurrently agrees to convert such units into Class B Units or (B) if the holder is not a Non-Resident, converted into Class B Units and (iv) state that unless the holder complies, the Registrant may sell or redeem the excess Class A Units held by such holder. If a holder of Class A Units fails to comply with such notice, the Registrant may elect to sell, on behalf of the registered holder, the excess Class A Units on their principal stock exchange and pay to the holder the net proceeds of the sale after deduction of any commission, tax or other costs of sale.

     If the holder fails to comply with the notice, and the Registrant determines that a sale of the excess Class A Units would be impracticable or have a material adverse effect on the market value of the Class A Units, the Registrant may elect to repurchase or redeem the excess Class A Units, without providing further notice. The repurchase or redemption price to be paid for such excess Class A Units will be the 10 day average closing price of the Class B Units on their principal stock exchange.

Exclusionary Offer

     If an offer is made to purchase Class A Units that must, by reason of securities legislation or stock exchange requirements, be made to all or substantially all of the owners of Class A Units and such offer is not made concurrently with an offer to purchase Class B Units that is identical to the offer to purchase Class A Units in terms of price per trust unit and in all other material respects, then each outstanding Class B Unit shall be convertible into one Class A Unit at the option of the holder thereof from the day the offer is made until the expiry date of the offer. In these circumstances, the Ownership Threshold would not apply in respect of the Class A Units. An election of the holder of Class B Units to exercise this conversion right shall also be deemed to also constitute the irrevocable election by the holder to deposit such units pursuant to the offer and to exercise a right of the holder to convert such units back into Class B Units if such units are not taken up and paid for under the offer.

     However, the Trust Indenture restricts the coat-tail provisions to ensure that the Ownership Threshold is not violated by providing that, in respect of exclusionary offers made for only one class of Trust Units,

(i)	holders of Class A Units do not have the right to convert Class A Units to Class B Units where an exclusionary offer is made for the Class B Units if the offeror is a Non-Resident (this would not be a valid offer because a Non-Resident is not permitted to hold Class B Units);

(ii)	where Class B Units are converted to Class A Units upon an exclusionary offer being made for the Class A Units, those units will be immediately converted back to Class B Units upon being taken up and paid for to preserve the relative number of Class A Trust Units and Class B Trust Units outstanding both before and after the bid;

(iii)	if a Non-Resident acquires 10% or more of the outstanding Class A Units (including Class A Units issued on the conversion of Class B Units) the Non-Resident shall not be entitled to vote or receive distributions in respect to all of such units. These sanctions provide a strong disincentive for a non-resident to make an exclusionary offer for Class A Units;

(iv)	if Class A Units or Class B Units are tendered to an exclusionary offer for the Class B Units or the Class A Units, respectively, the deemed conversion of such units is delayed until the take-up of the units pursuant to the offer and not before; and

(v)	if an exclusionary offer is withdrawn or expires, or trust units that are tendered to an exclusionary offer are withdrawn, no conversion will occur.

The Trustee

     Computershare, as trustee, is generally empowered by the Trust Indenture to exercise any and all rights and powers that could be exercised by the owner of the assets of the Registrant. Computershare’s specific responsibilities include, but are not limited to, the following: (i) reviewing and accepting subscriptions for trust units and issuing trust units subscribed for; (ii) subscribing for royalty units of the Registrant (“Royalty Units”); (iii) issuing trust units in exchange for Royalty Units tendered to it for exchange; and (iv) maintaining records and providing timely reports to unitholders. Computershare is authorized to delegate its powers and duties as trustee except as prohibited by law. Specific powers are delegated to Pengrowth Corporation as “Administrator” under the Trust Indenture and Computershare has granted broad discretion to Pengrowth Management Limited to administer and regulate the day to day operations of the Registrant.

     Computershare, as trustee, must exercise its powers and carry out its functions under the Trust Indenture honestly, in good faith and in the best interests of the Registrant and the unitholders, and must exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Computershare is not required to devote its entire time to the business and affairs of the Registrant.

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

Redemption Right

     The Class A Units and Class B Units (collectively “Trust Units”) are redeemable by Computershare, as trustee, at the request of a unitholder when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption. The redemption right permits unitholders in the aggregate to redeem Trust Units for maximum proceeds of $25,000 in any calendar month; provided that such limitation may be waived at the discretion of the Board of Directors. The redemption price is the lesser of: (i) 95% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for redemption. Following the Reclassification Transactions, the redemption price for both Class A Units and Class B Units will be determined in reference to the principal market for the Class B Units.

Right to Exchange Royalty Units for Trust Units

     Holders of Royalty Units have the right under the Trust Indenture to exchange their Royalty Units for Trust Units. Pursuant to the amendments to the Trust Indenture approved and adopted by the unitholders on April 22, 2004, a holder of Royalty Units who is a Non-Resident may exchange Royalty Units only for Class A Units and not Class B Units, and a holder of Royalty Units who is not a Non-Resident will be able to exchange Royalty Units for Class A Units or Class B Units, subject in both cases to the terms, conditions and limitations in the Trust Indenture. A holder of Royalty Units wishing to exchange any or all of his Royalty Units for Class A Units would be able to do so only if and to the extent that the number of Class A Units issued and outstanding at the particular time is not greater than the Ownership Threshold and will not exceed the Ownership Threshold as a result of the exchange. A holder of Royalty Units wishing to exercise his right to exchange any or all of his Royalty Units for Class B Units will be required to submit a unitholder’s declaration stating that the beneficial owner of the Royalty Units is not a Non-Resident. A holder of Royalty Units applying to exchange Royalty Units for Trust Units will be required to elect and indicate irrevocably at that time:

(a)	how many Royalty Units he wishes to exchange;

(b)	how many Class A Units and Class B Units respectively he wishes to receive upon the exchange;

(c)	whether, if having regard to the Ownership Threshold fewer Class A Units are available than the number that he has requested to receive upon the exchange, he wishes to receive the small number and to retain the balance of his Royalty Units; and

(d)	whether, if Class A Units are not available, he elects and is entitled by virtue of not being a Non-Resident to receive Class B Units instead.

     The Registrant, together with its transfer agent, may from time to time establish procedures for recognizing the priorities of requested exchanges of Royalty Units for Class A Units and requests for conversions of Class B Units into Class A Units, which procedures may, but are not required to, apply a reservation or waiting list system to holders of Royalty Units and Class B Units whose requests to exchange Royalty Units for Class A Units and to convert Class

B Units into Class A Units are refused due to the approach of the number of Class A Units issued and outstanding to the Ownership Threshold.

Voting at Meetings of the Registrant

     Meetings of holders of Class A Units and holders of Class B Units (collectively “Unitholders”) may be called on 21 days notice (subject to the requirements of applicable securities laws) and may be called at any time by Computershare, as trustee, or upon written request of Unitholders holding in the aggregate not less than 5% of the Trust Units, and shall be called by Computershare and held annually. All activities necessary to organize any such meeting will be undertaken by Pengrowth Corporation on behalf of Computershare. At all meetings of the Unitholders, each holder is entitled to one vote in respect of each trust unit held. Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy holder need not be a unitholder. Two persons present in person either holding personally or representing as proxies at least 5% of the outstanding Trust Units constitute a quorum for the transaction of business at all such meetings. Except as otherwise provided in the Trust Indenture, matters requiring the approval of the Unitholders must be approved by extraordinary resolution.

     Unitholders are entitled to pass resolutions that will bind Computershare, as trustee, with respect to a limited list of matters, including but, not limited to, the following: (i) the removal or appointment of Computershare as trustee; (ii) the removal or appointment of the auditor of the Registrant; (iii) the amendment of the Trust Indenture; (iv) the approval of subdivisions or consolidations of Trust Units; (v) the sale of the assets of the Registrant as an entirety or substantially as an entirety; and (vi) termination of the Registrant.

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

Termination of the Registrant

     The Unitholders may vote to terminate the Registrant at any meeting of the Unitholders, subject to the following:

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

     If the Unitholders approve termination, Computershare, as trustee, will sell the assets of the Registrant, discharge all known liabilities and obligations, and distribute the remaining assets to the Unitholders. Computershare will distribute directly to the Unitholders any assets which Computershare is unable to sell by the date set for termination.

Unitholder Limited Liability

     The Trust Indenture, provides that no unitholder will be subject to any personal liability in connection with the Registrant or its obligations and affairs, and the satisfaction of claims of any nature arising out of or in connection therewith is only to be made out of the Registrant’s assets. Additionally, the Trust Indenture states that no unitholder is liable to indemnify or reimburse Computershare for any liabilities incurred by Computershare with respect to any taxes payable by or liabilities incurred by the Registrant or Computershare, and all such liabilities will be enforceable only against, and will be satisfied only out of, the Registrant’s assets. It is intended that the operations of the Registrant will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Registrant.

     The Income Trusts Liability Act was proclaimed in force effective July 1, 2004. The Act applies to Alberta income trusts, which include the Registrant by virtue of being a trust governed by the laws of the Province of Alberta and being a reporting issuer under the Securities Act (Alberta). The legislation protects Unitholders of income funds and royalty trusts from the legal uncertainties regarding the potential liability of Unitholders. However, the Act does not affect the liability of Unitholders with respect to any act, default, obligation or liability that arose before July 1, 2004 and there is a risk that a unitholder could be personally liable for obligations of the Registrant arising before that date that are not satisfied by the Registrant.

Special Voting Unit

     The authorized Trust Units include the special voting trust unit which entitles the holder thereof to a number of votes equal to the number of outstanding exchangeable shares of Pengrowth Corporation at any meeting of the Unitholders. The special voting trust unit is not entitled to receive distributions from the Registrant. The special voting trust unit is intended to provide voting rights to the holders of exchangeable shares of Pengrowth Corporation equivalent to the voting rights attached to Trust Units. As of the date hereof, the special voting trust unit has not been issued and there are no issued and outstanding exchangeable shares.

The Royalty Indenture

     Disclosure regarding the royalty indenture of the Registrant and the Royalty Units issued thereunder is included on pages 39 through 40 of the Annual Information Form contained in Appendix A, which is incorporated herein. Disclosure regarding exchangeable shares of Pengrowth Corporation, which may be entitled under certain circumstances to payments from assets subject to the royalty created by the royalty indenture, is included on pages 14 through 15 of the Annual Information Form contained in Appendix A, which is incorporated herein.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

     In the opinion of Bennett Jones LLP, Canadian legal counsel to the Registrant, the following summary describes the principal Canadian federal income tax considerations generally applicable to a unitholder who acquires, holds and disposes of trust units of the Registrant and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), holds the trust units as capital property, deals at arm’s length with the Registrant and is neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (a “non-resident unitholder”). Generally, the trust units will be considered to be capital property to a non-resident unitholder provided that the non-resident unitholder does not hold the trust units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. This summary is not applicable to a non-resident person that is an insurer carrying on business in Canada and elsewhere. Any such non-resident unitholder should consult its own tax advisor with respect to an investment in trust units.

     This summary is based upon the provisions of the Tax Act in force as of the date hereof, the Income Tax Regulations, all specific proposals to amend the Tax Act and the Income Tax Regulations that have been publicly announced prior to the date hereof, including the March 23, 2004 Canadian federal budget (the “budget”) and counsel’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency, including the advance income tax rulings obtained by the Registrant from the Canada Revenue Agency.

     This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account any changes in the law, whether by legislative, governmental or judicial action. This summary does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

     This summary is of a general nature only and is not intended to be legal or tax advice to any particular non-resident unitholder. Consequently, non-resident Unitholders should consult their own tax advisors with respect to their own particular circumstances.

     This summary assumes that the Registrant qualifies as a “unit trust” and a “mutual fund trust” within the meaning of the Tax Act as of the date hereof, and will continue to qualify thereafter, as a mutual fund trust for the duration of its existence. In order to so qualify, there must be at least 150 Unitholders each of whom owns not less than one “block” of trust units having a fair market value of not less than $500 (Cdn.). A “block” of trust units means 100 trust units if the fair market value of one trust unit is less than $25 (Cdn.) and 25 trust units if the fair market value of one trust unit is greater than $25 (Cdn.) and less than $100 (Cdn.). In order to qualify as a mutual fund trust, the Registrant cannot, and may not at any time, reasonably be considered to be established or maintained primarily for the benefit of non-resident persons. In addition, the undertaking of the Registrant must be restricted to the investing of its funds in property (other than real property or an interest in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of the Registrant, or a combination of these activities. This summary assumes that these requirements will be satisfied so that the Registrant will qualify as a mutual fund trust at all relevant times. In the event that the Registrant were not to qualify as a mutual fund trust, the income tax considerations would, in some respects, be materially different from those described below.

     Counsel has been advised by Pengrowth Corporation that the most recent residency information received indicates that a majority of trust units of the Registrant are beneficially owned by non-resident Unitholders despite efforts by the Registrant to reduce non-resident ownership of trust units to below 50% of all trust units issued. Counsel is of the opinion that the better view is that the Registrant should qualify as a mutual fund trust as of the date hereof. However, there is some uncertainty in this regard and counsel can provide no assurance that the Registrant qualifies as a mutual fund trust given the potential that the Registrant is, or has been prior to the date hereof, maintained primarily for the benefit of non-resident persons. If the Registrant does not qualify as a mutual fund trust, a non-resident unitholder will be subject to Canadian tax on any gains realized on the disposition of trust units. In addition, if the Registrant is not a mutual fund trust, the Registrant will be subject to a special Canadian tax under Part XII.2 of the Tax Act which may have adverse tax consequences to non-resident Unitholders. Non-resident Unitholders are urged to read “Risk Factors — If the Registrant ceases to qualify as a mutual fund trust it would adversely affect the value of our trust units” in the 2004 Annual Information Form of the Registrant dated May 17, 2004 for further details regarding the Registrant not qualifying as a mutual fund trust.

Taxation of the Registrant

     The Registrant is subject to taxation in each taxation year on its income or loss for the year as though it were a separate individual. The taxation year of the Registrant is the calendar year.

     The Registrant will be required to include in its income for each taxation year all amounts that it receives in respect of the royalty paid by Pengrowth Corporation, any interest on indebtedness owed by Pengrowth Corporation to it and any other interest in respect of its other investments that accrues to the Registrant to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such amount was included in computing its income for a preceding taxation year. Other types of income from the Registrant’s investments, including its oil and natural gas facilities, is generally required to be included in its income on an accrual basis. Proposed amendments to the Tax Act will require the Registrant to include income on the royalty paid from Pengrowth Corporation on an accrual basis.

     In computing its income for tax purposes, the Registrant may deduct reasonable administrative expenses, capital cost allowance in respect of its oil and natural gas facilities in an amount generally equal to the lesser of the prescribed rate and the net leasing income attributable to such property, an amount not exceeding 10% of its cumulative Canadian oil and gas property expense account, determined on a declining balance basis, 20% of the total issue expenses of offerings of trust units to the extent that the expenses were not otherwise deductible in a preceding year and amounts in respect of a resource allowance and/or deductible Crown charges computed in accordance with the rules contained in the Tax Act.

     The Registrant will be entitled to deduct from its income for a taxation year otherwise determined, after taking into account the inclusions and deductions outlined above, the portion thereof that is paid or becomes payable in the year to Unitholders, including the amount which constitutes the excess, if any, of reimbursed Crown charges paid by the Registrant over the resource allowance deductible for the year to the extent that such excess amount is designated to the Unitholders for that year. In accordance with the terms of the Trust Indenture between Pengrowth Corporation and Computershare, as trustee, Computershare has agreed to designate the full amount of such excess amount annually in favour of Unitholders. An amount will be considered to be payable to a unitholder in a taxation year if it is paid in the year by the Registrant or the unitholder is entitled in the year to enforce payment of the amount. The Trust Indenture provides that Computershare, on behalf of the Registrant, shall claim the maximum permissible deductions for the purposes of computing the income of the Registrant pursuant to the Tax Act to the extent required to reduce the taxable income of the Registrant to nil or to the extent desirable in the best interests of Unitholders. As a result, Computershare may choose not to claim all deductions in computing income and taxable income to the maximum extent permitted by the Tax Act in order to utilize losses from prior taxation years.

Taxation of Non-Residents Unitholders

     Any distribution of income of the Registrant to a non-resident unitholder will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the non-resident unitholder’s country of residence. For example, pursuant to the Canada — United States Income Tax Convention, 1980 (the “Canada-U.S. Tax Treaty”), residents of the United States for the purposes of such treaty will be entitled to have the rate of withholding generally reduced to 15% of the amount of any distribution of income. To the extent that Canadian withholding tax is applied to the non-taxable portion of a distribution made on or before December 31, 2004, non-resident Unitholders (or their agent) may apply for a refund of such Canadian withholding tax by filing Canada Revenue Agency Form NR7-R “Application for Refund of Non-Resident Tax Withheld” no later than two years after the end of the calendar year in which the Registrant has paid the distribution.

     The budget proposes a new 15% Canadian withholding tax on the non-taxable portion of the Registrant’s distributions, which, under the current provisions of the Tax Act, are not subject to any Canadian withholding tax. The budget proposes that the new 15% Canadian withholding tax be applicable to distributions made by the Registrant after 2004. The new 15% Canadian withholding tax will only apply if, at the time of the distribution, trust units of the Registrant are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange) and the value of the trust units is primarily attributable to real property situated in Canada, Canadian resource property (which includes the royalty payable by Pengrowth Corporation to the Registrant) or a timber resource property. If a subsequent disposition of a trust unit results in a capital loss to a non-resident unitholder, a refund of the new 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

     The budget also proposes a 25% withholding tax on distributions made to non-resident Unitholders which are attributable to capital gains realized by the Registrant after March 22, 2004 on the disposition of taxable Canadian property where the Registrant has made certain designations on such capital gains with respect to its Unitholders. The 25% rate of Canadian withholding tax may be reduced pursuant to the terms of an applicable income tax treaty between Canada and the non-resident unitholder’s country of residence. For non-resident Unitholders who are residents of the United States for the purposes of the Canada-U.S. Tax Treaty, the rate of withholding is generally reduced to 15%.

     A disposition or deemed disposition of trust units of the Registrant, whether on redemption, by virtue of non-taxable distributions in excess of a non-resident unitholder’s adjusted cost base, or otherwise, will not give rise to any capital gain subject to tax under the Tax Act to a non-resident unitholder provided that such trust units do not constitute taxable Canadian property under the Tax Act. Trust units of a non-resident unitholder will not generally be considered to be “taxable Canadian property” unless either: (i) at any time during the period of five years immediately preceding the disposition of trust units by such non-resident unitholder, not less than 25% of the issued trust units were owned by the non-resident unitholder, by persons with whom the non-resident unitholder did not deal at arm’s length or by any combination thereof; (ii) the Registrant ceases to qualify as a mutual fund trust; or (iii) the non-resident unitholder’s trust units are otherwise deemed to be taxable Canadian property.

     The cost of a trust unit to a non-resident unitholder will generally be the aggregate of the subscription price thereof and reasonable acquisition costs computed in Canadian dollars. In determining the adjusted cost base of a trust unit, a non-resident unitholder will be required to deduct any non-taxable distributions made on or prior to December 31, 2004 in respect of such trust unit. The cost of trust units acquired by a non-resident unitholder will generally be required by the Tax Act to be averaged with the adjusted cost base of all other trust units which are held by such non-resident unitholder as capital property immediately prior to such acquisition for the purpose of determining the adjusted cost base of all such trust units at any time after such acquisition. To the extent that the adjusted cost base of a trust unit to a non-resident unitholder would otherwise be less than nil, the negative amount will be deemed to be a capital gain realized by the non-resident unitholder from the disposition of the trust unit in the year in which the negative amount arises. For the purposes of computing a non-resident unitholder’s adjusted cost base of a trust unit after 2004, the budget proposes that a distribution paid in respect of a trust unit which is subject to the new 15% Canadian withholding tax will not reduce the adjusted cost base of such trust unit to a non-resident unitholder.

Certain United States Federal Income Tax Considerations

     The following is a summary of all the material United States federal income tax consequences that generally would apply to a unitholder who is a United States person, with respect to the ownership and disposition of trust units. This description is based on the Internal Revenue Code of 1986 (United States), as amended (the “Code”), existing regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. Unless otherwise noted, all statements of legal conclusions contained in this discussion represent the opinion of Vinson & Elkins L.L.P., United States legal counsel for the Registrant. That opinion is based in part upon the accuracy and completeness of certain factual representations made by us to Vinson & Elkins L.L.P. The tax treatment of an owner of our trust units may vary depending upon his particular situation. Certain owners (including persons that are not United States persons, banks, insurance companies, tax-exempt organizations, financial institutions, persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax and broker-dealers) may be subject to special rules not discussed below. The following summary is limited to investors who will own the trust units as “capital assets” within the meaning of the Code. The discussion below does not address the effect of any state, local or foreign tax law on an owner of the trust units. Purchasers of trust units are urged to consult with their own tax advisors with respect to circumstances peculiar to them that could affect the U.S. federal income tax treatment of their investment in the trust units.

     As used herein, the term “United States person” means an individual who is a citizen or resident of the United States, a partnership, corporation or other entity organized in or under the laws of the United States or any state thereof, an estate that is subject to United States federal income taxation without regard to the source of its income or a trust if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

Classification of the Registrant as a Partnership

     The Registrant has elected under applicable Treasury Regulations to be treated as a partnership for United States federal income tax purposes. The application of these regulations is unclear in certain respects and no rulings have been requested from the United States Internal Revenue Service (the “IRS”) with respect to the United States federal income tax treatment of the Registrant or other matters regarding the Registrant except the Registrant received a ruling from the IRS regarding the timeliness of its partnership election. Although there is no plan or intention to do so, the Registrant has the right to elect under applicable Treasury Regulations to be treated as a corporation for United States federal income tax purposes if such election was determined to be beneficial.

     A partnership generally is not treated as a taxable entity and incurs no United States federal income tax liability. Instead, as discussed below, each partner in an entity treated as a partnership for tax purposes is required to take into account his share of partnership income, gain, loss and deduction in computing his federal income tax liability, regardless of whether cash or other distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Each owner of trust units will be treated as a partner in the Registrant.

     Section 7704 of the Code provides that entities treated as publicly-traded partnerships such as the Registrant will, as a general rule, be taxed as corporations. However, an exception (the “qualifying income exception”) exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes interest (from other than a financial business), dividends, rents from real property, and income and gains derived from the exploration, development, mining, production, processing, refining, transportation, or marketing of oil and gas. In the opinion of Vinson & Elkins L.L.P., income with respect to the royalty units issued by Pengrowth Corporation, to the extent attributable to qualifying income, will itself be treated as qualifying income. The income of Pengrowth Corporation is expected to consist primarily of income and gains derived from activities with respect to oil and gas that will result in qualifying income.

Moreover, Pengrowth Corporation has entered into (and intends to continue entering into) hedging transactions to protect the value of the royalty payments that it anticipates making to the Registrant. Based on certain factual representations relating to such transactions, Vinson & Elkins L.L.P. is of the opinion that income from such transactions should constitute qualifying income.

     We estimate that less than 5% of the Registrant’s current gross income is not qualifying income; however, this estimate could change from time to time. No assurance can be given that the qualifying income exception will in fact be met in future taxable periods. Based on and subject to this estimate, certain factual representations made by the Registrant and the legal conclusions discussed above, Vinson & Elkins L.L.P. is of the opinion that at least 90% of the current gross income of the Registrant constitutes qualifying income. The opinion of Vinson & Elkins L.L.P. is based upon factual representations made to them by the Registrant that:

(a)	The Registrant has not elected to be treated as a corporation for U.S. tax purposes and

(b)	For each taxable year since the effective date of the election by the Registrant to be treated as a partnership for U.S. tax purposes more than 90% of the gross income of the Registrant has been gross income that Vinson & Elkins L.L.P. has opined or will opine should be qualifying income within the meaning of Section 7704(d) of the Code.

Possible Classification as a Corporation; PFIC

     If the Registrant fails to meet the qualifying income exception (other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Registrant will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the qualifying income exception) in return for stock in that corporation, and then distributed that stock to the owners of our trust units in liquidation of their interests in the Registrant. That deemed transfer and liquidation would likely be taxable to the Unitholders. Thereafter, the Registrant would be treated as a corporation for United States federal income tax purposes.

     If the Registrant were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the Unitholders, and our net income sourced in the United States would be taxed to us at corporate rates. Moreover, Unitholders would be taxed upon the receipt of distributions, as either taxable dividend income (to the extent of the Registrant’s current or accumulated earnings and profits calculated by reference to the Registrant’s tax basis in its assets without regard to the price paid for trust units by subsequent Unitholders) or (in the absence of earnings and profits) a non-taxable return of capital (to the extent of the unitholder’s tax basis in the trust units) or taxable capital gain (after the unitholder’s tax basis in the trust units is reduced to zero). In addition, the benefits of the Section 754 election under the Code would no longer be available to purchasers in the marketplace. See “Tax Consequences of Trust Unit Ownership — Section 754 Election”. Accordingly, taxation as a corporation could result in a material reduction in a unitholder’s cash flows and after-tax return and thus would likely result in a substantial reduction of the value of the trust units. In addition, should the Registrant be treated as a corporation, it is possible that it would be a considered a passive foreign investment company (“PFIC”), in which case special rules (discussed below), potentially quite adverse to U.S. persons, would apply.

Consequences of Possible PFIC Classification

     A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “assets test”).

     Based upon factual representations made by the Registrant concerning, among other things, the nature of its assets, income and operations, Vinson & Elkins L.L.P. is of the opinion that the Registrant, if classified as a corporation, would not be a PFIC. There are, however, legal uncertainties involved and, in addition, there is no assurance that the nature of the Registrant’s assets, income and operations will continue in the same manner. Therefore, no assurance can be given that the Registrant is not now, and will not be in the future, a PFIC.

     If the Registrant were classified as a PFIC, for any year during which a unitholder owns trust units, he will generally be subject to special rules (regardless of whether the Registrant continues to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by him on trust units in a taxable year that is greater than 125 percent of the average annual distributions received by him in the three preceding taxable years or, if shorter, his holding period for the trust units) and (2) any gain realized upon the sale or other disposition of trust units. Under these rules:

•	the excess distribution or gain will be allocated ratably over the unitholder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which the Registrant was a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years in the unitholder’s holding period will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

     Certain elections may be available to a unitholder if the Registrant was classified as a PFIC. The Registrant will provide Unitholders with information concerning the potential availability of such elections if it determines that it is or will become a PFIC.

     The discussion below is based on the assumption, consistent with the opinion of Vinson & Elkins L.L.P. as discussed above, that the Registrant will be treated as a partnership for United States federal income tax purposes.

Tax Consequences of the Reorganization of Trust Unit Capital

     Vinson & Elkins L.L.P. is of the opinion that the reorganization of trust unit capital should be a non-taxable event for U.S. federal income tax purposes. Thus, for U.S. federal income tax purposes, a holder of trust units at the effective time should recognize no income or loss, and such Unitholders’ tax bases and holding periods in their trust units should be unaffected, as a result of the reclassification. Moreover, the Registrant should not terminate as a partnership for U.S. federal income tax purposes as a result of reclassification and thus should be treated as a continuation of the partnership represented by the trust for U.S. federal income tax purposes. See "— Disposition of Trust Units — Constructive Termination.”

     Notwithstanding the foregoing, a unitholder that owns directly, or indirectly, after the application of certain constructive ownership rules, trust units with a value exceeding U.S.$100,000 may be required to file Internal Revenue Service Form 8865 with his tax return for the taxable year that includes the effective time of the reclassification. Significant penalties may apply for failing to satisfy this filing requirement and thus such a U.S. holder is advised to contact his tax advisor to determine the application of this filing requirement under his own circumstances.

Tax Consequences of Trust Units Ownership

     Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share (based generally on the percentage of our trust units owned by that unitholder) of the income, gains, losses and deductions of the Registrant without regard to whether corresponding cash distributions are received by him. Consequently, a unitholder may be allocated income from the Registrant even if he has not received a cash distribution from the Registrant. Each unitholder will be required to include in income his share for the taxable year of the Registrant ending with or within the taxable year of the unitholder.

     The Registrant intends to make available to each unitholder, within 75 days after the close of each calendar year, specific tax information, including a Schedule K-1, containing his share of our income, gain, loss and deduction for our preceding taxable year.

     The Registrant treats the royalty between it and Pengrowth Corporation as a royalty interest for all legal purposes, including United Stated federal income tax purposes. Vinson & Elkins L.L.P. has advised the Registrant that, based upon existing authorities, this treatment is supportable. However, the royalty indenture between Pengrowth Corporation and Computershare, as trustee, in some respects differs from more conventional “net profits” interests as to which the courts and the IRS have ruled, and as a result the matter is not free from doubt. It is possible that the IRS could contend, for example, that the Registrant should be considered to have a working interest in the properties of Pengrowth Corporation. If the IRS were successful in making such a contention, the United States federal income tax consequences to Unitholders could be different, perhaps materially worse, than indicated in the discussion herein, which generally assumes that the royalty indenture will be respected as a royalty.

     Treatment of Distributions. Cash distributions by the Registrant to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his trust units immediately before the distribution. Cash distributions made by us to a unitholder in excess of his tax basis generally will be considered to be gain from the sale or exchange of the trust units, taxable in accordance with the rules described under “Disposition of Trust Units” below.

     Basis of Trust Units. A unitholder’s initial tax basis for his trust units will be the amount he paid for the trust units. That basis will be increased by his share of the Registrant income and decreased (but not below zero) by distributions to him from the Registrant, by his share of the Registrant losses and deductions, and by his share of expenditures of the Registrant that are not deductible in computing its taxable income and are not required to be capitalized. See “Disposition of Trust Units — Recognition of Gain or Loss.”

     Limitations on Deductibility of Losses. Although we do not expect losses, the deduction by a unitholder of his share of any losses of the Registrant will be limited to the tax basis in his trust units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to the Registrant’s activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a trust unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a unitholder will be at risk to the extent of the tax basis in his trust units, reduced by any amount of money he borrows to acquire or hold his trust units if the lender of those borrowed funds owns an interest in the Registrant, is related to a person that owns an interest in the Registrant (other than the unitholder whose at risk amount is being considered), or can look only to the trust units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of his trust units increases or decreases.

     The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately to each entity such as the Registrant which is treated as a publicly-traded partnership. Consequently, any passive losses generated by the Registrant will only be available to offset passive income generated in the future by the Registrant and will not be available to offset income from other passive activities or investments, including the Registrant investments or investments in other publicly-traded partnerships, or salary or active business income. Similarly, a unitholder’s share of net income from the Registrant may be offset by any suspended passive losses from the Registrant, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other entities treated as publicly-traded partnerships. Passive losses that are not deductible because they exceed a unitholder’s share of income may be deducted in full when he disposes of his entire investment in the Registrant in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

     Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributable to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or own trust units. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its Unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

     Section 754 Election. The Registrant has made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally require the Registrant, in the case of a sale of the trust units in the secondary market, to adjust the purchaser’s tax basis in the assets of the Registrant pursuant to Section 743(b) of the Code to reflect his purchase price. This election does not apply to a person who purchases trust units directly from the Registrant.

     A Section 754 election is advantageous if the subsequent purchaser’s tax basis in his trust units is higher than his share of the aggregate tax basis to the Registrant of the assets of the Registrant immediately prior to the purchase. In such a case, as a result of the election, the purchaser would have a higher tax basis in his share of the assets of the Registrant for purposes of calculating depletion and depreciation. Conversely, a Section 754 election is disadvantageous if the subsequent purchaser’s tax basis in such trust units is lower than his share of the aggregate tax basis of the assets of the Registrant immediately prior to the purchase. Thus, the fair market value of the trust units may be affected either favorably or adversely by the election.

     Foreign Tax Credits. Subject to the limitations set forth in the Code, United States persons may elect to claim a credit against their United States federal income tax liability for net Canadian income tax withheld from distributions received in respect of the trust units (see “Certain Canadian Federal Income Tax Considerations”). Unitholders will also be entitled to claim a foreign tax credit for their share of any Canadian income taxes paid by the Registrant.

Income from the Registrant will likely constitute foreign source “passive income” for purposes of the United States foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. United States persons that do not elect to claim foreign tax credits may instead claim a deduction for their shares of Canadian income taxes paid by the Registrant or withheld from distributions by the Registrant.

Tax Treatment of the Registrant Operations

     Accounting Method and Taxable Year. The Registrant uses the year ending December 31 as its taxable year and has adopted the accrual method of accounting for United States federal income tax purposes. Each unitholder will be required to include in income his share of the Registrant’s income, gain, loss and deduction for the taxable year of the Registrant ending within or with the taxable year of the unitholder. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his trust units following the close of the Registrant’s taxable year but before the close of his taxable year must include his share of the Registrant income, gain, loss and deduction in income for his taxable year with the result that he will be required to report in income for his taxable year his share of more than one year of the Registrant income, gain, loss and deduction. See “Disposition of Trust Units — Allocations Between Transferors and Transferees.”

     Depletion. Under the Code, a unitholder may deduct in his United States federal income tax return a cost depletion allowance with respect to the royalty units issued by Pengrowth Corporation to the Registrant. Unitholders must compute their own depletion allowance and maintain records of the adjusted basis of the royalty units for depletion and other purposes. The Registrant, however, intends to furnish each unitholder with information relating to this computation.

     Cost depletion is calculated by dividing the adjusted basis of a property by the total number of units of oil or gas expected to be recoverable therefrom and then multiplying the quotient by the number of units of oil and gas sold during the year. Cost depletion, in the aggregate, cannot exceed the initial adjusted basis of the property. In this connection, the Registrant intends to utilize a tax election available to it which will allow Purchasers of trust units in this offering to be entitled to depletion deductions based upon their purchase price for the trust units.

     The depletion allowance must be computed separately by each unitholder for each oil and gas property, within the meaning of Section 614 of the Code. The IRS is currently taking the position that a net profits interest carved from multiple properties is a single property for depletion purposes. The royalty indenture between Pengrowth Corporation and Computershare, as trustee, burdens multiple properties. Accordingly, the Registrant intends to take the position that the properties subject to the royalty indenture constitute a single property for depletion purposes and the income from the net profits interest will be royalty income qualifying for an allowance for depletion. Vinson & Elkins L.L.P. believes this position is consistent with the policy underlying the IRS position. The Registrant anticipates that it would change this position if it should be determined that a different method of computing the depletion allowance is required by law.

     Depreciation. The tax basis of the various depreciable assets of the Registrant will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition, of such assets.

     Valuation of the Registrant’s Properties. Certain of the United States federal income tax consequences of the ownership and disposition of trust units will depend in part on the Registrant’s estimates of the relative fair market value of its assets. Although the Registrant may consult from time to time with professional appraisers regarding valuation matters, the Registrant will itself make many of the relative fair market value estimates. These estimates are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Unitholders might change, and Unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

     Transfers of Units to Employees or Directors of Pengrowth Corporation and Pengrowth Management. Under Pengrowth’s trust unit option plan and the share appreciation rights plan, employees and directors of Pengrowth Corporation and Pengrowth Management may receive trust units for less than their fair market value on the date of issuance. The United States federal income tax treatment of such transfers to the Registrant and the Unitholders is not clear. It is possible that the IRS could take the position that the Registrant should be treated as having disposed of a pro rata portion of all of its assets, equal in value to the amount of such discount, thereby recognizing taxable gain (or loss), which would flow through to Unitholders. In such event, the Registrant may be entitled to an offsetting compensation deduction.

Disposition of Trust Units

     Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss of a maximum rate of 15%. A portion of any gain or loss on a sale or exchange of trust units (which portion could be substantial) will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to the recapture of depletion or depreciation deductions. Ordinary income attributable to depletion deductions and depreciation recapture could exceed net taxable gain realized upon the sale of the trust units and may be recognized even if there is a net taxable loss realized on the sale of the trust units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a taxable disposition of trust units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a person who acquires interests in an entity such as the Registrant, which is treated as a partnership for United States federal income tax purposes, in separate transactions must maintain a single, combined adjusted tax basis for the interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be ratably allocated to the interests sold using an “equitable apportionment” method. Treasury regulations allow a seller of such an interest who can identify the interest sold with an ascertainable holding period to elect to use that holding period. Thus, according to the ruling, a unitholder will be unable to select high or low basis trust units to sell as would be the case with corporate stock but, according to the regulations, may designate trust units sold for purposes of determining the holding period of the trust units sold. A unitholder electing to use the actual holding period of trust units sold must consistently use that approach for all subsequent sales and exchanges of trust units. A unitholder considering the purchase of additional trust units or the sale of trust units purchased in separate transactions should consult his own tax advisor regarding the application of this ruling and the recently finalized regulations.

     Allocations Between Transferors and Transferees. In general, the Registrant’s taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the Unitholders in proportion to the number of trust units owned by each of them on the first business day of the month (the “allocation date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business, and other extraordinary items, will be allocated among the Unitholders on the allocation date in the month in which that gain or loss is recognized.

     Notification Requirements. A unitholder who sells or exchanges trust units is required to notify the Registrant in writing of that sale or exchange within 30 days after the sale or exchange. The Registrant is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of trust units will be required to furnish statements to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that allocates the consideration paid for the trust units. This information will be provided by the Registrant. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

     Constructive Termination. The Registrant will be considered to have been terminated for United States federal income tax purposes if there is a sale or exchange of 50% or more of the total trust units within a 12-month period. A termination of the Registrant will result in a decrease in tax depreciation available to the Unitholders in the year of termination and in the closing of its taxable year for all Unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the Registrant’s taxable year may result in more than 12 months’ taxable income or loss of the Registrant being includable in his taxable income for the year of termination. New tax elections would have to be made by the Registrant subsequent to a termination, including a new election under Section 754 of the Code. Adverse tax consequences could ensue if the Registrant were unable to determine that the termination had occurred. Finally, a termination of the Registrant could result in taxation of the Registrant as a corporation if the qualifying income exception was not met in the short taxable years caused by termination. See “Classification of the Registrant as a Partnership.”

     Treatment of Trust Unit Lending and Short Sales. A unitholder whose trust units are loaned to a “short seller” to cover a short sale of trust units may be considered as having disposed of ownership of those trust units. If so, he would no longer be a partner with respect to those trust units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any the Registrant income, gain, deduction or loss with respect to those trust units would not be reportable by the unitholder, any cash distributions received by the unitholder with respect to those trust units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as owners of trust units and avoid the risk of gain recognition resulting from the application of these rules should modify any applicable brokerage account agreements to prohibit their brokers from borrowing or loaning their trust units.

     The Code also contains provisions affecting the taxation of some financial products and securities, including interests in entities such as the Registrant, by treating a taxpayer as having sold an “appreciated” interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or related persons enter into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the interest on substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the interest or substantially identical property. The Secretary of Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Uniformity of Trust Units

     Because the Registrant cannot match transferors and transferees of trust units, it must maintain uniformity of the economic and tax characteristics of the trust units to a purchaser of these trust units. In the absence of uniformity, the Registrant may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory.

     A lack of uniformity can result from a literal application of some Treasury regulations. Any non-uniformity could have a negative impact on the value of the trust units.

Tax-Exempt Organizations and Regulated Investment Companies

     Employee benefit plans (including individual retirement accounts (“IRAs”) and other retirement plans) and most other organizations exempt from federal income tax (each, a “TEO”) are subject to federal income tax on unrelated business taxable income (“UBTI”). Because we expect substantially all income of the Registrant to be royalty income, rents from real property or interest, none of which is UBTI, a TEO should not be taxable on any income generated by ownership of the trust units except as described in the next paragraph. However, the royalty indenture between Pengrowth Corporation and Computershare, as trustee, is in several respects an unusual royalty indenture, for which there is no clear United States income tax guidance. It is possible that the IRS could contend that some or all of the income of the Registrant under the royalty indenture does not qualify as royalty income, but should instead be treated as UBTI. In addition, the classification of certain facilities owned by the Registrant as real property or personal property is a determination subject to uncertainty. If such facilities were determined to be personal property for United States federal income tax purposes, the rent derived therefrom would be UBTI to a TEO. Prospective purchasers of trust units that are TEOs are encouraged to consult their tax advisors regarding the foregoing.

     If the trust units constitute “debt-financed property” within the meaning of Code Section 514(b), then a portion of any interest, rents from real property and royalty income received by the TEO attributable to the trust units will be treated as UBTI and thus will be taxable to a TEO. Under Code Section 514(b), “debt-financed property” is defined as any property which is held to produce income and with respect to which there is acquisition indebtedness.

     A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources (“RIC qualifying income”). It is anticipated that substantially all of the Registrant’s gross income will be non-RIC qualifying income. Furthermore, it is unclear whether gain from the sale of the trust units is properly treated as RIC qualifying income. Prospective purchasers of our trust units that are regulated investment companies are encouraged to consult their tax advisors regarding the impact of these rules on their status as regulated investment companies.

Administrative Matters

     Information Returns. The Registrant currently is not required to file a United States federal income tax return, since it has no gross income derived from sources within the United States or gross income which is effectively connected with the conduct of a trade or business within the United States. However, the IRS may require a unitholder to provide statements or other information necessary for the IRS to verify the accuracy of the reporting by the unitholder on its income tax return of any items of the Registrant’s income, gain, loss, deduction, or credit. If the Registrant were to file a United States tax return in future tax years, the filing would change the manner in which they provide tax information to the Unitholders and special procedures would also apply to an audit of such tax return by the IRS.

     Registration as a Tax Shelter. The Code requires that “tax shelters” be registered with the Secretary of the Treasury. It is arguable that the Registrant is not subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the Registrant has registered as a tax shelter with the Secretary of the Treasury because of the absence of assurance that it will not be subject to tax shelter registration and in light of the substantial penalties which otherwise might be imposed if it failed to register and it were subsequently determined that registration was required.

     The IRS has issued the Registrant the following tax shelter registration number: 99068000003.

     You must report this registration number to the IRS, if you claim any deduction, loss, credit, or other tax benefit or report any income by reason of your investment in the Registrant.

     You must report the registration number (as well as the name, and taxpayer identification number of the Registrant) on Internal Revenue Service Form 8271. The Registrant’s taxpayer identification number is 98-0185056.

     Internal Revenue Service Form 8271 must be attached to the return on which you claim the deduction, loss, credit, or other tax benefit or report any income.

     Issuance of a registration number does not indicate that an investment in the Registrant or the claimed tax benefits have been reviewed, examined, or approved by the IRS.

     A unitholder who sells or otherwise transfers trust units must furnish the tax shelter registration number to the transferee. The penalty for failure of the transferor of a trust unit to furnish the registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Registrant on Internal Revenue Service Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by the Registrant is claimed or income of the Registrant is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.

     Accuracy-Related Penalties. A penalty equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion. Special rules exist for “tax shelters,” a term that in this context does not appear to include the Registrant. When necessary, the Registrant will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid any penalty attributable to ownership of the trust units.

     Foreign Partnership Reporting. A unitholder who contributes more than U.S. $100,000 to the Registrant (when added to the value of any other property contributed to the Registrant by such person or a related person during the previous 12 months) in exchange for trust units, may be required to file Internal Revenue Service Form 8865, Return of US Persons With Respect to Certain Foreign Partnerships, in the year of the contribution. There may be other circumstances when a unitholder is required to file Internal Revenue Service Form 8865. See “Tax Consequences of the Reorganization of Trust Unit Capital”.

ERISA CONSIDERATIONS

     An investment in trust units by employee benefit plans is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of The Employee Retirement Income Security Act of 1974 (United States) (“ERISA”) and restrictions imposed by Section 4975 of the Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Prior to an employee benefit plan investing in trust units, consideration should be given to, among other things to: (a) whether the investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and (c) whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in trust units is authorized by the appropriate plan documents and is a proper investment for the plan. Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan. In addition to considering whether the purchase of trust units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in trust units, be deemed to own an undivided interest in the assets of the Registrant, with the result that Pengrowth Management also would be a fiduciary of the plan and the Registrants’ operations would be subject to the regulatory provisions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

     Regulations issued by the U.S. Department of Labor provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things, the equity interests acquired by employee benefit plans are (i) publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other; (ii) freely transferable; and (iii) registered under some provisions of the federal securities laws. the Registrant’s assets should not be considered “plan assets” under these regulations because our trust units will satisfy the requirements described above. Plan fiduciaries contemplating a purchase of our trust units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, and the tax issues discussed above.

NOTICES PURSUANT TO REGULATION BTR

     None.

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

GOVERNANCE DISCLOSURE INCORPORATED BY REFERENCE

     Certain disclosure regarding the corporate governance practices of the Registrant, including disclosure of the Registrant’s code of ethics, principal accountant fees and services, pre-approval policies and procedures, off-balance sheet arrangements and contractual obligations, is included on pages 55 through 57 of the Annual Information Form contained in Appendix A and incorporated herein.

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

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2004	PENGROWTH ENERGY TRUST by its Administrator PENGROWTH CORPORATION
	By:	/s/ James S. Kinnear
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

APPENDIX D

FIVE YEAR REVIEW – PENGROWTH ENERGY TRUST CONSOLIDATED FINANCIAL RESULTS
(INCLUDED ON PAGES 98 THROUGH 99 OF THE PENGROWTH ENERGY TRUST 2003 ANNUAL REPORT)

Five Year Review

Pengrowth Energy Trust Consolidated Financial Results

(Stated in thousands of dollars, except per unit amounts)
Years ended December 31	2003	2002	2001	2000	1999
Financial (in thousands of dollars)
Gross oil and gas revenue	$682,795	482,301	469,929	416,228	252,408
Crown royalties, net of incentives	$108,325	73,833	65,203	69,594	27,671
Freehold royalties and mineral taxes	$6,580	6,774	6,757	6,994	4,215
Operating costs	$149,032	129,802	104,943	65,195	57,642
Amortized injectant costs	$32,541	44,330	47,448	32,463	13,964
General and administrative	$15,997	10,992	7,467	7,081	5,972
Management fee	$10,181	6,567	7,120	6,873	4,490
Interest expense	$18,153	15,213	18,806	17,354	10,882
Capital taxes	$1,798	483	2,659	1,830	1,190
Depletion, depreciation and accretion	$191,309	144,341	129,702	94,244	78,499

Net Income	$189,297	56,955	88,185	125,836	52,705
Per unit	$1.63	0.63	1.24	2.26	1.03

Distributable cash(1)	$313,415	194,458	215,787	218,340	128,172
Per unit	$2.68	2.07	3.01	3.79	2.49

Total assets	$1,673,718	1,552,651	1,270,208	1,113,503	880,217
Per unit	$13.51	14.04	15.45	17.44	16.41

Long term debt	$259,300	316,501	345,456	286,823	230,333
Per unit	$2.09	2.86	4.20	4.49	4.29

Unitholders’ equity	$1,159,433	1,073,164	828,540	650,267	564,271
Per unit	$9.36	9.71	10.07	10.18	10.52

Net asset value at 10%(2)	$1,124,433	1,239,322	914,970	926,899	705,159
Per unit	$9.08	11.21	11.13	14.52	13.15

Return on average equity	17.0%	6.0%	11.9%	20.7%	9.3%
Cash flow return on average equity	28.1%	20.5%	29.2%	36.0%	22.7%
Average cost of debt capital	5.1%	4.6%	5.2%	6.8%	6.2%

(1)	See Note 4 to the financial statements.
(2)	Based on Proved plus Probable (P50) reserves discounted before income taxes

98   Pengrowth Energy Trust  •  2003 annual report

Pengrowth Energy Trust
Operating Results

Natural gas has been converted to equivalent barrels of oil at 6:1 unless otherwise stated

Years ended December 31	2003		2002	2001	2000	1999
Daily production
Oil (bbl)		23,337	19,914	19,726	17,599	17,570
Gas (mcf)		119,842	111,713	91,764	70,098	61,494
Natural gas liquids (bbl)		5,722	5,252	5,258	4,205	3,927
Oil equivalent (boe) 6:1		49,033	43,785	40,320	33,581	31,821
Total annual production (mboe) (6:1)		17,897	15,982	14,717	12,291	11,615

Average price
Oil (per bbl)		$40.64	38.06	37.26	40.37	26.73
Gas (per mcf)		$6.21	3.85	4.48	4.34	2.48
Natural gas liquids (per bbl)		$35.46	28.11	30.68	33.56	18.08
Oil equivalent (per boe) 6:1		$38.15	30.18	31.93	33.87	21.73

Property acquisitions ($millions)		$126.5	389.3	277.1	179.6	141.8
Capital expenditures ($millions)		$85.7	55.6	74.0	59.8	17.7

Reserves (Proved plus Probable)
Reserves acquired in the year (mmboe)		N/A	37.7	48.4	21.5	26.7
Reserves at year-end (mmboe)		184.4	214.8	210.5	183.0	176.6
Acquisition cost per boe	$	N/A	10.33	5.72	8.34	5.31

Stock Market Data
Toronto Stock Exchange
Trading volume		97,393	51,110	41,249	21,494	14,457
Trading value		$1,617,668	753,684	734,382	394,244	204,125
New York Stock Exchange
Trading volume		74,002	9,672
Trading value (in U.S. $)		$922,942	89,680
Market capitalization:
Units outstanding		123,874	110,562	82,240	63,852	53,639
Year end unit price		$21.25	14.73	14.22	19.20	15.50
Total capitalization		$2,632,315	1,628,583	1,169,454	1,225,962	831,410

Toronto Stock Exchange
Trust unit price:
High		$22.22	17.00	21.95	20.35	16.75
Low		$13.39	13.01	12.80	15.00	10.50
Close		$21.25	14.73	14.22	19.20	15.50

New York Stock Exchange
Trust unit price (in U.S. $):
High		$17.00	10.90
Low		$9.07	8.40
Close		$16.40	9.27

Cash on cash return:
Yearly high price		12.1%	12.2%	13.7%	18.6%	14.8%
Yearly low price		20.0%	15.9%	23.5%	25.2%	23.7%

Pengrowth Energy Trust  •  2003 annual report   99

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

(millions of dollars)	2003	2002
Future cash inflows	$4,797	$5,621
Future costs
Future production and development costs	(2,034)	(2,108)

Future net cash flows	2,763	3,513
Deduct: 10% annual discount factor	(1,159)	(1,571)

Standardized measure of discounted future net cash flows	$1,604	$1,942

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES

The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for the years presented.

(millions of dollars)	2003	2002
Future discounted net cash flows at beginning of year	$1,942	$897

Sales and transfer, net of production costs	(395)	(262)
Net change in sales and transfer prices, net of development and production costs	(115)	733
Extensions, discoveries and improved recovery, net of related costs	7	9
Revisions of quantity estimates	(134)	(89)
Accretion of discount	194	90
Sales of reserves in place	(4)	(92)
Purchase of reserves in place	5	432
Changes in timing of future net cash flows and other	104	224

End of Year	$1,604	$1,942

Note:

1.	The schedules above are calculated using year-end prices, costs, statutory tax rates and existing proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

EXHIBITS

Exhibit No.	Description
1	Consent of KPMG LLP, independent registered public accounting firm

2	Consent of Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants

3	Consent of Bennett Jones LLP, legal counsel

4	Consent of Vinson & Elkins L.L.P., legal counsel