Form 40-F
period 2004-12-31
PENGROWTH ENERGY TRUST
filed 2005-04-01
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934.

☑     ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004          Commission File Number: 1-31253

PENGROWTH ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311 (Primary Standard Industrial Classification Code Number)	None (I.R.S. Employer Identification Number)

Suite 2900, 111 — 5th Avenue S.W.
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

     There were 76,792,759 Class A Trust Units, of no par value, outstanding as of December 31, 2004.

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

Yes ☑          No ☐

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

     The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

Appendix	Documents
A	Pengrowth Energy Trust Annual Information Form for the year ended December 31, 2004.

B	Management’s Discussion and Analysis (included on pages 47 through 76 of the Pengrowth Energy Trust Annual Report 2004).

Appendix	Documents
C	Consolidated Financial Statements of Pengrowth Energy Trust, including note 20 thereof which includes a reconciliation of the Consolidated Financial Statements to United States generally accepted accounting principles.

D	Five Year Review — Pengrowth Energy Trust Consolidated Financial Results (included on pages 106 through 107 of the Pengrowth Energy Trust Annual Report 2004).

E	Corporate Governance (included on pages 41 through 46 of the Pengrowth Energy Trust Annual Report 2004).

F	Part II — Corporate Governance (included on pages 17 through 27 of the Pengrowth Energy Trust Information Circular — Proxy Statement dated March 14, 2005).

G	Oil and Gas Producing Activities Prepared in Accordance with SFAS No. 69 — “Disclosures about Oil and Gas Producing Activities”.

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

NOTICES PURSUANT TO REGULATION BTR

     None

IDENTIFICATION OF THE AUDIT COMMITTEE

The registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Thomas A. Cumming, Michael S. Parrett and William R. Stedman.

AUDIT COMMITTEE FINANCIAL EXPERT

     The board of directors of the Registrant has determined that Michael S. Parrett, a member of the Registrant’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that Mr. Parrett is also independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange. The Commission has indicated that the designation of Mr. Parrett as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

GOVERNANCE DISCLOSURE INCORPORATED BY REFERENCE

     Certain disclosure regarding the corporate governance practices of the Registrant, including disclosure of the Registrant’s code of ethics, principal accountant fees and services, pre-approval policies and procedures, off-balance sheet arrangements and contractual obligations, is included on pages 56 through 58 and 69 through 70 of the Annual Information Form contained in Appendix A and incorporated herein.

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

Date: March 29, 2005	PENGROWTH ENERGY TRUST by its Administrator PENGROWTH CORPORATION
	By:	/s/ James S. Kinnear
James S. Kinnear
Chairman, President and Chief Executive Officer

APPENDIX A

PENGROWTH ENERGY TRUST ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2004

PENGROWTH ENERGY TRUST

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

March 29, 2005

- i -

     Unless otherwise indicated, all of the information provided in this Annual Information Form is as at December 31, 2004.

- ii -

GLOSSARY OF TERMS AND ABBREVIATIONS

Capitalized terms in this Annual Information Form has the meanings set forth below:

Corporate

•	Board of Directors refers to the board of directors of Pengrowth Corporation;

•	Computershare refers to Computershare Trust Company of Canada;

•	Pengrowth, we, us and our refers to Pengrowth Trust and Pengrowth Corporation on a consolidated basis;

•	Pengrowth Corporation refers to Pengrowth Corporation, the administrator of Pengrowth Trust;

•	Pengrowth Management refers to Pengrowth Management Limited, the manager of Pengrowth Trust and Pengrowth Corporation;

•	Pengrowth Trust refers to Pengrowth Energy Trust;

•	Reclassification means the reclassification of our outstanding trust units as Class B trust units and the conversion of Class B trust units held by non-residents of Canada to Class A trust units which occurred on July 27, 2004;

•	trust units, when used in reference to any time before 5:00 p.m. Eastern Daylight Time on July 27, 2004, refers to the trust units of Pengrowth Trust as they existed before the Reclassification, and when used in reference to any time after 5:00 p.m. Eastern Daylight Time on July 27, 2004, refers to the Class A trust units and the Class B trust units of Pengrowth Trust as well as the trust units of Pengrowth Trust that remain as they existed before the Reclassification; and

•	unitholders refers to holders of trust units issued by Pengrowth Trust.

Engineering

•	API means American Petroleum Institute;

•	CBM refers to coal bed methane;

•	Developed Non-Producing Reserves refers to those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown;

•	Developed Producing Reserves refers to those reserves expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production and the date of resumption of production must be known with reasonable certainty;

•	Developed Reserves refers to those reserves that are expected to be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production. The developed category may be subdivided into producing and non-producing;

•	Emera refers to Emera Inc. and its subsidiaries, associates and affiliates on a consolidated basis;

•	GLJ refers to Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants, Calgary, Alberta;

•	GLJ Report refers to the report prepared by GLJ dated February 15, 2005, having an effective date of December 31, 2004;

•	Gross with respect to production and reserves refers to the total production and reserves attributable to a property before the deduction of royalties and with respect to land and wells refers to the total number of acres or wells, as the case may be, in which Pengrowth has a working interest or a royalty interest;

•	Net refers to Pengrowth’s working interest share of production or reserves, as the case may be, after the deduction of royalties, and, with respect to land and wells, refers to Pengrowth’s working interest share therein;

•	Pengrowth Gross Reserves or Pengrowth Interest refers to Pengrowth’s working interest and royalty interest share of reserves before the deduction of royalties;

•	Pengrowth Total Proved Plus Probable Reserves means Pengrowth’s working interest share of Total Proved Plus Probable Reserves before the deduction of royalties;

•	Probable Reserves refers to those additional reserves that are less likely to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

•	Proved Reserves refers to those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

•	Reserve Life Index refers to the number of years determined by dividing the aggregate of the reserves of a property by the estimated production per year from such property using estimated production for the year 2005 as a reference;

•	Reserves refers to estimated remaining quantities of oil and natural gas and related substances anticipated to be recovered from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and specified economic conditions which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimate;

•	royalty interest refers to an interest in an oil and gas property consisting of a royalty granted in respect of production from the property;

•	Total Proved Plus Probable Reserves means the aggregate of Proved Reserves and Probable Reserves before the deduction of royalties;

•	Undeveloped Reserves refers to those reserves expected to be produced from known accumulation where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserve classification (proved, probable) to which they are assigned;

•	Unitization refers to a process whereby owners of adjoining properties pool reserves into a single unit operated by one of the owners, typically in order to conduct secondary recovery projects in a manner that promotes improved recovery of reserves from a pool or field; and

•	working interest refers to the percentage of undivided interest held by Pengrowth in an oil and gas property.

Abbreviations

•	bbl, bbls, mbbls, and mmbbls refers to barrel, barrels, thousands of barrels and millions of barrels, respectively;

•	bblpd refers to barrels per day;

•	boe, mboe and mmboe refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or NGLs or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of 6 mcf of natural gas to one boe is based on an energy equivalency conversation method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead;

•	boepd refers to barrels of oil equivalent per day;

•	$M and $MM refers to thousands of dollars and millions of dollars, respectively;

•	mmbtu and mmbtupd refers to a million British thermal units and million British thermal units per day respectively;

•	mcf, mmcf, bcf and tcf refers to thousands of cubic feet, millions of cubic feet, billions of cubic feet and trillions of cubic feet, respectively;

•	mcfpd and mmcfpd refers to thousands of cubic feet per day and millions of cubic feet per day respectively; and

•	NGLs refers to natural gas liquids.

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

PRESENTATION OF OUR FINANCIAL INFORMATION

Financial information in this Annual Information Form has been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 20 to the audited annual consolidated financial statements of Pengrowth Trust which are available on the SEDAR website at www.sedar.com and in our Form 40-F which is available through EDGAR at the United States Securities and Exchange Commission’s website at www.sec.gov.

We present our financial information in Canadian dollars.

PRESENTATION OF OUR RESERVE INFORMATION

The United States Securities and Exchange Commission (the “SEC”) generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. In 2003, the securities regulatory authorities in Canada (other than Québec) adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves but also probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves. Because we are permitted to prepare this Annual Information Form in accordance with Canadian disclosure requirements, we have disclosed in this Annual Information Form and in the documents incorporated by reference reserves designated as “probable”. If this Annual Information Form was required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would prohibit reserves in these categories from being included. Moreover, in accordance with Canadian practice, we have determined and disclosed estimated future net cash flow from our reserves using both escalated and constant prices and costs; for the constant prices and costs case, prices and costs in effect as of December 31, 2004 were held constant for the economic life of the reserves. The SEC does not permit the disclosure of estimated future net cash flow from reserves based on escalating prices and costs and generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. For a description of these and additional differences between Canadian and U.S. standards of reporting reserves, see “Risk Factors — Canadian and United States practices differ in reporting reserves and production”. Additional information prepared in accordance with United States Statement of Financial Accounting

Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to our oil and gas reserves is set forth in our Form 40-F which is available through EDGAR at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, including certain documents incorporated by reference, constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included, or incorporated by reference, in this Annual Information Form. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference in this Annual Information Form, as the case may be. We undertake no obligation to publicly update or revise any forward-looking statements.

In particular, this Annual Information Form, including the documents incorporated by reference, contains forward-looking statements pertaining to the following:

•	the size of our reserves;

•	oil and natural gas production levels;

•	capital expenditures;

•	projections of market prices and costs and the related sensitivities of distributions;

•	supply and demand for oil and natural gas;

•	expectations regarding the ability to raise capital and to continually add to our reserves through acquisitions and exploration and development; and

•	treatment under governmental regulatory regimes and tax laws.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form, including under “Risk Factors”:

•	volatility in market prices for oil and natural gas;

•	liabilities inherent in our oil and gas operations;

•	uncertainties associated with estimating reserves;

•	competition for, among other things, capital, reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of our acquisitions;

•	geological, technical, drilling and processing problems; and

•	changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and royalty trusts.

These factors should not be construed as exhaustive. We undertake no obligation to publicly update or revise any forward-looking statements.

PENGROWTH ENERGY TRUST

Pengrowth Trust is an oil and gas royalty trust that was created under the laws of the Province of Alberta on December 2, 1988. Pengrowth Trust is governed by a trust indenture dated July 27, 2004 (amending and restating the trust indenture dated June 17, 2003 and with further amendments authorized by unitholders on April 22, 2004), between Pengrowth Corporation and Computershare, as trustee. In 1996, Pengrowth Trust’s original name, “Pengrowth Gas Income Fund”, was changed to “Pengrowth Energy Trust”. The purpose of Pengrowth Trust is to purchase and hold royalty units issued by Pengrowth Corporation, its majority owned subsidiary, and to issue trust units to members of the public. Pengrowth Corporation acquires, owns and manages working interests and royalty interests in oil and natural gas properties. The beneficiaries of Pengrowth Trust are the unitholders.

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

GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST

Organization and Structure

Under the royalty indenture between Pengrowth Corporation and Computershare, as trustee, Pengrowth Corporation has granted a royalty consisting of a 99% share of “royalty income” to the holders of royalty units. The royalty units represent fractional undivided interests in the royalty.

Under the trust indenture between Pengrowth Corporation and Computershare, as trustee, Pengrowth Trust has issued trust units to the unitholders. Each trust unit represents a fractional undivided beneficial interest in Pengrowth Trust. Our unitholders are entitled to receive monthly distributions in respect of the royalty and in respect of investments that are held directly by us.

Pengrowth Trust presently holds approximately 99.9% of the royalty units issued by Pengrowth Corporation. In addition, Pengrowth Trust holds other permitted investments, such as oil and gas processing facilities, debt obligations of Pengrowth Corporation and cash.

Pengrowth Corporation acquires, owns and operates working interests and royalty interests in oil and natural gas properties. Pengrowth Corporation has issued royalty units which entitle the holders thereof to receive a 99% share of the “royalty income” related to the oil and natural gas interests of Pengrowth Corporation.

Pengrowth Corporation owns all of the issued and outstanding shares of Pengrowth Acquisition Corporation, a corporation incorporated under the laws of Canada. Pengrowth Corporation also holds a 0.01% partnership interest in two limited partnerships, Pengrowth Heavy Oil Partnership and Pengrowth Energy Partnership, and acts as the general partner of the partnerships. The remaining 99.99% partnership interest in each of the partnerships is held by Pengrowth Acquisition Corporation. Pengrowth Acquisition Corporation and the two limited partnerships were formed during 2004 to facilitate the acquisition of certain properties from Murphy Oil Corporation.

Pursuant to the unanimous shareholder agreement dated June 17, 2003 (amending and restating the unanimous shareholder agreement dated April 23, 2002), with further amendments authorized by unitholders on April 22, 2004, among Pengrowth Management, Pengrowth Trust, Pengrowth Corporation and Computershare, our unitholders and holders of royalty units (other than Computershare) are entitled to notice of, and to attend, all meetings of shareholders of Pengrowth Corporation and vote as shareholders at all meetings of the shareholders of Pengrowth Corporation to the same extent as if they were holders of common shares of Pengrowth Corporation in respect of all matters upon which the Business Corporations Act (Alberta) requires a shareholder vote including voting on the election of the directors of Pengrowth Corporation (other than the two directors to be appointed by Pengrowth

Management), appointing its auditors and appointing the auditor of Pengrowth Trust. The right of holders of royalty units to vote as shareholders at all meetings of shareholders of Pengrowth Corporation is subject to clarification pursuant to certain amendments to the unanimous shareholder agreement proposed for consideration at the meeting of shareholders scheduled for April 26, 2005. In addition, our unitholders are entitled to vote on any proposed amendment to the unanimous shareholder agreement.

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

The following chart illustrates the organization and structure of Pengrowth.

Note:

(1)	These properties were acquired in an acquisition of a company which had interests in oil and natural gas assets in Alberta and Saskatchewan. See “Recent Acquisitions, Financings and Developments — Murphy Oil Acquisition.”

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

Our ability to pay out distributions while enhancing unitholder value over time is dependent upon effective operations and our ability to make acquisitions which yield returns that exceed our cost of capital. We evaluate acquisition opportunities based upon the following acquisition criteria:

Financial

•	Acquisitions should increase future distributions on a per trust unit basis based upon current economics.

•	The undiscounted aggregate projected future net cash flow from the properties should exceed the aggregate purchase price of the properties and provide a reasonable rate of return.

•	The oil and gas producing properties to be acquired should, in the context of the market, have an attractive rate of return and a relatively low reserve cost.

Operational

•	Properties to be acquired should be high quality, relatively long life, proven producing properties. Pengrowth Corporation gives priority to properties with:

¡	low anticipated capital expenditures relative to the cash generation potential of the properties;

¡	relatively low operating costs or high netbacks;

¡	experienced, well regarded industry operators or where operatorship may be assumed by Pengrowth;

¡	favourable production history;

¡	upside potential through infill drilling, improved field operations and other development activities;

¡	relatively long reserve life; and

¡	low environmental and site remediation risk.

Independent Verification

•	Each purchase of new properties will be based on an independent engineering report except for properties where the purchase price is less than $5 million.

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

Historical Development

Pengrowth Corporation’s first acquisition, in December of 1988, was the purchase of a 2.6507% interest in the Dunvegan Gas Unit No. 1 located near Fairview, Alberta in the Peace River Arch. Pengrowth Corporation financed the acquisition by issuing 1,250,000 royalty units at a price of $10.00 per royalty unit, substantially all of which were issued to Pengrowth Trust. Pengrowth Trust issued 1,243,500 trust units to the public at a price of $10.00 per trust unit for gross proceeds of $12,435,000 which were used to pay for the royalty units. An additional 56,500 royalty units were also issued in the public offering. Of these additional royalty units, 18,240 royalty units were outstanding as of December 31, 2004.

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

Effective June 15, 2001, Pengrowth Corporation acquired a royalty representing substantially all of the beneficial interest in the natural gas and liquids production from an 8.4% working interest in the Sable Offshore Energy Project (“SOEP”) from Nova Scotia Resources (Ventures) Limited (“NSRVL”), for $265 million (net adjusted price of $228.4 million). On December 24, 2001, Pengrowth Corporation acquired certain additional petroleum and natural gas rights and other assets from NSRVL for a gross purchase price of $27.5 million. On May 7, 2003, Pengrowth Corporation acquired an 8.4% working interest in the four SOEP production facilities downstream of Thebaud Central Platform from SOEP co-venturers ExxonMobil Canada Properties, Shell Canada Resources Limited, Imperial Oil Resources Ltd. and Mosbacher Operating Company Ltd. for net consideration of approximately $57 million. In May of 2003 Pengrowth entered into an agreement with Nova Scotia Resources Limited (“NSRL”) to purchase varying interests in eleven Significant Discovery Licenses (“SDLs”) for $4.5 million plus a 10% Net Profit Interest to Nova Scotia Resources Limited. In December 2003 Pengrowth acquired from Emera their 8.4% interest in the SOEP offshore production platforms facilities for $65 million. As a result of the foregoing transactions, Pengrowth Corporation holds an undivided 8.4% working interest in SOEP.

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

During 2004 and early 2005 Pengrowth Corporation and Pengrowth Trust completed the following acquisitions and financings:

On March 23, 2004, Pengrowth Trust completed an equity offering of 10,900,000 trust units, including 2,700,000 trust units issued upon exercise of an underwriters’ option, at a price of $18.40 per trust unit for gross proceeds of $200.5 million.

On May 31, 2004 Pengrowth Corporation acquired certain properties from Murphy Oil Corporation (the “Murphy Properties”) for $551 million. See — Recent Acquisitions, Financings and Developments — Murphy Oil Acquisition.”

On August 12, 2004 Pengrowth acquired an additional 34.35% working interest in the company operated Kaybob Notikewan Gas Unit, adding approximately 2 mmboes of proved plus probable reserves for $20 million before adjustments. The acquisition increased Pengrowth’s working interest in the unit to 99%.

On December 30, 2004, Pengrowth Trust completed an equity offering of 15,985,000 Class B trust units, including 5,285,000 Class B trust units issued upon exercise of an underwriters’ option and an over-allotment option, at a price of $18.70 per Class B trust unit for gross proceeds of $298.92 million.

On February 17, 2005, Pengrowth entered into an Arrangement Agreement with Crispin Energy Inc. (“Crispin”) under which Pengrowth will acquire all of the issued and outstanding shares of Crispin, subject to certain restrictions, on the basis of 0.0725 Class B trust units for each share held by Canadian resident shareholders of Crispin who file the required notice of residency prior to the effective date of the arrangement and 0.0512 Class A trust units for each share held by non-Canadian resident shareholders of Crispin or those who do not file the required notice of residency prior to the effective date of the arrangement, provided that the number of Class A trust units issued may not be more than 25% of the Class B trust units issued pursuant to a Plan of Arrangement under the Business Corporations Act (Alberta) (the “Crispin Arrangement”). Completion of the Crispin Arrangement is expected prior to the end of April 2005.

Since the formation of Pengrowth in 1988, Pengrowth has completed a total of 18 public financings of equity for gross proceeds approximately $2.3 billion.

Recent Acquisitions, Financings and Developments

Reclassification of Trust Unit Capital

At the annual general and special meeting of the shareholders of Pengrowth Corporation, the annual and special meeting of unitholders and the special meeting of royalty unitholders, held on April 22, 2004, amendments were approved to the trust indenture, royalty indenture, unanimous shareholder agreement and articles of Pengrowth Corporation by in excess of 95% of the votes cast at the meetings to facilitate the reclassification of our trust unit capital. The reclassification of our trust unit capital into two classes of units: Class A Trust Units and Class B Trust Units occurred on July 27, 2004. The reclassification was recommended by the Board of Directors to provide a mechanism to ensure that a majority of the outstanding trust units, after the implementation period, would be held by residents of Canada, thereby preserving Pengrowth’s mutual fund trust status under the Income Tax Act (Canada) (the “Tax Act”). See “Trust Units — Trust Unit Reclassification”.

Conversion of Class B Trust Units into Class A Trust Units

The Class B trust units are convertible into Class A trust units on a one-for-one basis, provided that at the time of conversion the number of Class A trust units outstanding is not greater than the Ownership Threshold of 49.75% and that the conversion will not result in the number of Class A trust units outstanding immediately after giving effect to the conversion exceeding the Ownership Threshold. See “Trust Units — Trust Unit Reclassification”.

As of the date hereof, approximately 863,716 additional Class B trust units must be issued by Pengrowth for the Class A trust units to be at or below the Ownership Threshold. It is anticipated that approximately 462,098 additional Class A trust units and approximately 3,888,205 additional Class B trust units will be issued pursuant to the Crispin Arrangement, which is expected to be completed prior to the end of April, 2005. As a result, following the completion of the Crispin Arrangement, the Class A trust units will be below the Ownership Threshold. In addition to public offerings of Class B trust units, the number of Class B trust units will increase over time upon the exercise of options and rights under our incentive plans and the conversion of phantom units under the long term incentive plan all of which are exercisable for Class B trust units. Pengrowth Trust also issues additional Class B trust units each month pursuant to our Distribution Reinvestment and Trust Unit Purchase Plan (“DRIP”). In 2004, an aggregate of approximately 2,200,000 trust units were issued pursuant to our incentive plans and the DRIP.

As a result of these on-going issuances of Class B trust units, the opportunity may exist for Class B trust units to be converted into Class A trust units on a continuing basis.

To provide all unitholders with an equal and orderly opportunity to convert Class B trust units into Class A trust units, Pengrowth intends to implement a new form of reservation system. The reservation system will be considered by the holders of trust units at the annual meeting of holders of trust units to be held on April 26, 2005. If approved, all registered and beneficial unitholders will have the opportunity to participate in the reservation system by providing an appropriate form to Computershare. Computershare will at specified times select unitholders from among all of the unitholders within the reservation system using a random selection process that provides essentially an equal opportunity to all unitholders within the system. Each selection will entitle a unitholder to convert up to 1,000 Class B trust units into Class A trust units. Unitholders will remain in the reservation system until they receive reservation numbers in respect of all of their Class B trust units within the system or until the reservation expires in accordance with its terms. It is anticipated that selections will occur monthly, but they may occur more or less frequently as determined by the Board of Directors of Pengrowth Corporation. At each periodic selection, the number of unitholders that will be selected will be limited by the number of Class B trust units that may be converted into Class A trust units without exceeding the Ownership Threshold (subject to a safety margin of Class B trust units that will be maintained).

Further details regarding the reservation system, including potential tax consequences of a conversion of Class B trust units to Class A trust units, will be provided sufficiently in advance of the first selection process so that all interested unitholders will have an equal opportunity to participate.

2005 Capital Expenditure Program

On November 29, 2004, the Board of Directors of Pengrowth Corporation approved Pengrowth’s 2005 Capital Expenditure Program of up to $171 million. Pengrowth will continue to develop the Judy Creek miscible flood program through a combination of infill drilling and new horizontal injection wells. In north east British Columbia, Pengrowth will focus on new gas wells and further development of existing waterflood programs. Pengrowth also anticipates an additional well being drilled and increased compression being installed at the Sable Offshore Energy Project. Several drilling opportunities in both heavy oil and shallow gas in the Murphy Properties are anticipated to be completed in 2005. The table below provides a breakdown of Pengrowth’s 2005 Capital Expenditure Program (A) between (i) operated and (ii) non-operated properties and (B) between (i) maintenance and enhancement expenditures and (ii) development expenditures.

	Maintenance
	and		Total
	Enhancement	Development	Capital
	(in millions)
Operated Properties
Alberta	$22	$30	$52
Murphy Properties	2	25	27
Northeast British Columbia	4	17	21

Subtotal	$28	$72	$100
Non-operated Properties	$40	$31	$71

Total	$68	$103	$171

Murphy Oil Acquisition

On May 31, 2004 Pengrowth Corporation acquired the Murphy Properties from Murphy Oil Corporation for $550 million, subject to customary adjustments. The Murphy Properties represent a diverse group of assets within western Canada, encompassing interests in the West Central Alberta and Peace River Arch areas (including interests in the McLeod and Deep Basin areas); Southern Alberta (including interests in the Countess, Princess and Twining/Three Hills areas); and heavy oil (including interests in the Lindbergh, Tangleflags and Bodo/Cactus areas). The properties also include 219,000 acres of undeveloped land. See the Business Acquisition Report dated August 13, 2004 filed on SEDAR on August 13, 2004 and the supplement thereto filed on December 22, 2004, each of which is hereby incorporated by reference herein.

Borrowing and Note Payable

In December 2004, Pengrowth Corporation negotiated a $375 million revolving credit facility syndicated among eight financial institutions. This credit facility is extendible on a 364 day revolving basis which, if not extended, will result in a two year amortization term. Pengrowth Corporation also has a $35 million demand operating line of credit. As of March 28, 2005, an aggregate of $195 million was drawn on these facilities which are also reduced by outstanding letters of credit in the amount of approximately $22 million. In addition, a note payable is due to Emera in respect to the acquisition of the SOEP facilities. The note is secured by Pengrowth’s working interest in SOEP. It is a non-interest bearing note with payments due as follows: $15 million on December 29, 2005 and $20 million on December 31, 2006.

Unitholder Limited Liability

Effective July 1, 2004 the Income Trusts Liability Act (Alberta) was proclaimed in force. The Act creates a statutory limitation on the liability of unitholders of Alberta income trusts such as Pengrowth Trust. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect. The legislation does not affect the liability of unitholders with respect to any act, default, obligation or liability that arose before July 1, 2004.

Crispin Acquisition

On February 17, 2005, Pengrowth entered into an Arrangement Agreement with Crispin Energy Inc. (“Crispin”) under which Pengrowth will acquire all of the issued and outstanding shares of Crispin, subject to certain restrictions, on the basis of 0.0725 Class B trust units for each share held by Canadian resident shareholders of Crispin who file the required notice of residency prior to the effective date of the arrangement and 0.0512 Class A trust units for each share held by non-Canadian resident shareholders of Crispin or those who do not file the required notice of residency prior to the effective date of the arrangement, provided that the number of Class A trust units issued may not be more than 25% of the Class B trust units issued pursuant to a Plan of Arrangement under the

Business Corporations Act (Alberta). Completion of the Crispin Arrangement is expected prior to the end of April 2005.

2004 Equity Financings

On March 23, 2004, Pengrowth Trust completed an equity offering of 10,900,000 trust units, including 2,700,000 trust units issued upon exercise of an underwriters’ option, at a price of $18.40 per trust unit for gross proceeds of $200.5 million and net proceeds of $190 million.

On December 30, 2004, Pengrowth Trust completed an equity offering of 15,985,000 Class B trust units, including 5,285,000 Class B trust units issued upon exercise of an underwriters’ option and an over-allotment option, at a price of $18.70 per Class B trust unit for gross proceeds of $298.92 million and net proceeds of $283.3 million.

Trends

There are a number of business and economic factors which underlie trends in the oil and gas industry that influence the near term future of our business.

The conversion of traditional oil and gas companies into income and royalty trusts has continued in 2004. The proliferation of income and royalty trusts, the efforts of these trusts to replace annual production declines, robust oil and natural gas prices and low interest rates have resulted in a very competitive market for the acquisition of oil and gas properties and related assets. There has been a corresponding increase in the valuation parameters for corporate and asset acquisitions, while at the same time income and royalty trusts, including Pengrowth Trust, have enjoyed favourable access to equity and debt capital markets.

Commodity prices, while volatile, are at high levels compared with historical averages. However, the appreciation of the Canadian dollar in 2004 relative to the U.S. dollar has offset a portion of the economic benefit to Canadian oil and gas producers, including trusts, of these higher prices. Increases or decreases in the Canadian dollar relative to the U.S. dollar also result in decreases or increases, respectively, in net revenue as oil and gas prices are demonstrated in US dollars and operating costs are denominated in Canadian dollars. The Canadian dollar has continued its strength into 2005.

At the same time, interest rates have been at, or remain near, their lowest levels in 40 years, providing a significant stimulative impact on the North American economy.

For additional information regarding Pengrowth Trust’s strategy in this business environment, see “Management’s Discussion and Analysis — Outlook” on page 76 of Pengrowth Trust’s Annual Report for the year ended December 31, 2004.

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

Management Agreement

The unitholders and the holders of royalty units approved an amended and restated management agreement among Pengrowth Trust, Pengrowth Corporation, Pengrowth Management and Computershare, as trustee (the “Management Agreement”) at annual and special meetings held on June 17, 2003. The Management Agreement governs both Pengrowth Trust and Pengrowth Corporation. The Board of Directors negotiated the Management Agreement with Pengrowth Management, to incentivize future performance and to avoid the upfront termination payments associated with internalizations.

Key elements of the Management Agreement are:

•	two distinct 3-year terms with a declining fee structure in the second 3-year term;

•	a base fee determined on a sliding scale:

¡	in the first three-year contract term:

■	2% of the first $200 million of Income; and

■	1% of the balance of Income over $200 million; and

¡	in the second three-year contract term:

■	1.5% of the first $200 million of Income; and

■	0.5% of the balance of Income over $200 million.

(For these purposes, “Income” means the aggregate of net production revenue of Pengrowth Corporation and any other income earned from permitted investments of Pengrowth Trust (excluding interest on cash or near-cash deposits or similar investments).

•	a performance based fee based on total returns received by unitholders which essentially compensates Pengrowth Management for total annual returns which average in excess of 8% per annum over a 3-year period;

•	a ceiling on total fees payable determined in reference to a percentage of the fees paid under the previous management agreement: 80% each year in the first three-year contract term and 60% each year in the second three-year contract term and subject to a further ceiling essentially equivalent to $12 million annually during the second three-year contract term;

•	requirement for Pengrowth Management to pay certain expenses of Pengrowth Corporation and Pengrowth Trust of approximately $2 million per year;

•	an annual minimum management fee of $3.6 million comprised of $1.6 million of management fees and $2.0 million of expenses;

•	key man provisions in respect of James S. Kinnear, the President of Pengrowth Management;

•	an annual bonus pool based on 10% of Pengrowth Management’s base fee and performance fee for employees of, and special consultants to, Pengrowth Corporation; and

•	an optional buyout of the Management Agreement at the election of the Board of Directors upon the expiry of the first three-year contract term with a termination payment of essentially 2/3 of the management fee paid during the first three-year contract term plus expenses of termination.

The responsibilities of Pengrowth Management under the Management Agreement include:

•	reviewing and negotiating acquisitions for Pengrowth Corporation and Pengrowth Trust;

•	providing written reports to the Board of Directors to keep Pengrowth Corporation fully informed about the acquisition, exploration, development, operation and disposition of properties, the marketing of petroleum substances, risk management practices and forecasts as to market conditions;

•	supervising Pengrowth Corporation in connection with its acting as operator of certain of its properties;

•	arranging for, and negotiating on behalf of, and in the name of, Pengrowth Corporation all contracts with third parties for the proper management and operation of the properties of Pengrowth Corporation;

•	supervising, training and providing leadership to the employees and consultants of Pengrowth Corporation and assisting in recruitment of key employees of Pengrowth Corporation;

•	arranging for professional services for Pengrowth Corporation and Pengrowth Trust;

•	arranging for borrowings by Pengrowth Corporation and equity issuances by Pengrowth Trust; and

•	conducting general unitholder services, including investor relations, maintaining regulatory compliance, providing information to unitholders in respect of material changes in the business of Pengrowth Corporation or Pengrowth Trust and all other reports required by law, and calling, holding and distributing material in respect of meetings of unitholders and holders of royalty units.

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

Bonus Pool

As an incentive to officers, employees and special consultants of Pengrowth Management (including employees of Pengrowth Corporation but excluding the President, James S. Kinnear), an annual bonus pool has been established which is carved out from the management fee paid to Pengrowth Management, determined as 10% of the total fees received by Pengrowth Management (i.e. 10% of the management fee and any performance fee earned). Bonuses are paid from time to time in accordance with criteria to be set at the discretion of Pengrowth Management as a further incentive for performance.

PENGROWTH CORPORATION — OPERATIONAL INFORMATION

As at December 31, 2004, Pengrowth Corporation had 289 permanent employees. Pengrowth Corporation has invested more than $2.68 billion in the energy sector primarily to purchase mature, proven producing oil and natural gas properties in Canada.

Principal Properties

The portfolio of properties acquired and held by Pengrowth Corporation primarily includes relatively long life, oil and gas producing properties with established production profiles.

Pengrowth Corporation obtained the GLJ Report dated February 15, 2005 in respect to the oil and gas properties of Pengrowth Corporation effective December 31, 2004. All reserve data presented under this sub-heading is based on the GLJ Report.

Pengrowth Corporation’s producing properties are summarized in the following table:

Summary of Property Interests Held by Pengrowth Corporation as at December 31, 2004

			Pengrowth			2005
			Total Proved		2004 Actual Oil	Estimated Oil
	Remaining	Reserve	Plus Probable	Value at 10%	Equivalent	Equivalent
	Reserve Life	Life Index	Reserves(2)	Discount	Production(2)(3)	Production(2)
	(Years)	(Years)	(mboe)	($M)	(boepd)	(boepd)
Judy Creek BHL Unit	50	11.9	39,691	367,690	10,103	9,128
Judy Creek West BHL Unit	50	17.8	9,934	51,129	1,495	1,529
SOEP	10	7.5	17,610	251,446	6,628	6,468
Weyburn Unit	41	19.3	16,671	105,348	2,301	2,371
Swan Hills Unit No.1	50	21.8	10,605	64,151	1,297	1,331
Monogram Gas Unit	31	8.2	6,647	86,550	1,610	2,222
McLeod River	33	7.0	5,951	69,325	1,700	2,323
Dunvegan Gas Unit No. 1	39	10.9	5,643	48,859	1,150	1,418
Tangleflags	20	7.4	5,633	25,709	1,308	2,086
East Bodo	39	32.6	5,264	21,352	319	442
Oak	42	12.1	4,952	55,597	1,283	1,124
Kaybob Notikewin Unit No. 1	50	13.1	4,824	41,111	905	1,008
Princess	50	13.3	4,104	42,044	360	845
Twining	40	9.2	4,083	44,834	842	1,217
Rigel	21	6.1	3,808	67,181	2,366	1,713
Enchant	50	12.8	3,706	30,046	764	790
Quirk Creek	31	10.2	3,361	25,739	849	902
Other (1)	50	8.8	66,126	768,971	18,422	20,703

Total	50	10.4	218,613	2,167,082	53,702	57,620

Notes:

(1)	“Other” includes Pengrowth Corporation’s working and royalty interest in 111 other properties.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

(3)	Murphy properties based on seven months of production averaged over the year.

Judy Creek Beaverhill Lake Unit and Judy Creek West Beaverhill Lake Unit

Pengrowth Corporation holds a 100% working interest in the Judy Creek Beaverhill Lake Unit (the “Judy Creek A Pool”) and a 98.38% working interest in the Judy Creek West Beaverhill Lake Unit (the “Judy Creek B Pool”), (together, “Judy Creek”). Judy Creek is located approximately 200 kilometres northwest of Edmonton in North-Central Alberta and covers an area of approximately 155 square kilometres (60 sections). Judy Creek was discovered in 1959, placed on waterflood (secondary recovery) in 1962 and miscible flood (tertiary recovery) in 1985. Original oil in place totalled 815 mmbbls of oil in the Judy Creek A Pool, making it one of the largest oil pools discovered in western Canada. To December 31, 2004, a total of 351 mmbbls have been produced from the Judy Creek A Unit (before royalties). Remaining Total Proved Plus Probable Reserves at December 31, 2004 are estimated at 31.6 mmboe. Original oil in place at the Judy Creek B Unit totalled 262 mmbbls and, as at December

31, 2004, 114 mmbbls have been produced (before royalties). Original oil in place at the Judy Creek A and B Pools combined totals 1,077 mmbbls, with an aggregate of 465 mmbbls produced as at December 31, 2004. Pengrowth’s average production for Judy Creek in 2004 was 11,598 boepd (before royalties). The remaining producing reserve life is 50 years and the Reserve Life Index is 11.9 and 17.8 years, respectively for the A and B pools.

Development Activity

Pengrowth Corporation operates both the Judy Creek A and B Pools. Pengrowth Corporation has continued the enhanced oil recovery program that was initiated at Judy Creek in 1985. In the Judy Creek hydrocarbon miscible flood program, oil production is increased by injecting a light, hydrocarbon-based solvent (ethane and methane) into the reservoir. In 2004, solvent was injected at 12 injection wells and Pengrowth Corporation is anticipating increased oil production from up to 34 offsetting production wells.

Development activity in 2004 was largely focused within the “A” Pool and included five horizontal solvent injection wells and five oil producers. Drilling and related activities such as well workovers and conversions resulted in the development of nine new solvent patterns and three new waterflood patterns in 2004. Six of the new solvent patterns were receiving solvent by year end with response expected during the first quarter of 2005. The remaining patterns are scheduled to begin injection by mid 2005 with response expected one to three months later.

Other methods of enhancing future production in Judy Creek are being investigated including the use of CO2 as a solvent, potentially increasing recovery and reducing solvent costs. Natural gas production may also be possible through development of the coal bed methane potential on Pengrowth Corporation’s acreage. Pengrowth has recently entered into an agreement with a prominent coal bed methane company for the farmout of a portion of Pengrowth’s CBM potential lands at Judy Creek pursuant to which a minimum of two horizontal wells will be drilled to test the Mannville coal formations.

During 2004 significant upgrades were completed on the Judy Creek “A” Pool produced water injection system. These proactive upgrades improve the integrity of the system. Upgrades in the control systems of five gas compression installations were also completed in 2004. These upgrades increase the reliability and operating efficiency of the units and are expected to result in reduced maintenance and fuel consumption costs.

Development plans in 2005 include drilling up to seven new oil wells, two injection wells and three gas wells targeting shallow natural gas reservoirs.

Sable Offshore Energy Project (SOEP)

2004 represented the first full year that Pengrowth held a full 8.4% working interest in both the production and facilities associated with the Sable Offshore Energy Project. Tier I was completed over the course of 1999 to 2002 and consists of the North Triumph, Venture and Thebaud fields. Tier II development began in late 2002 with gas brought on stream in late 2003 with the completion of two wells at Alma. Both Alma wells continue to perform solidly. 2004 saw further development at Tier II in the South Venture field. South Venture 1, a previously drilled development well, was tied-in and placed on production in December 2004. A second South Venture well that started drilling in 2004 is expected to be on stream in the first quarter of 2005 and will help offset normal production decline.

As of December 31, 2004, the total SOEP remaining Total Proved Plus Probable Reserves are estimated by GLJ to be 985 bcf of natural gas and 45.5 mmbbls of NGLs and Pengrowth Total Proved Plus Probable Reserves are estimated to be 83 bcf of natural gas and 3.8 mmbbls of NGLs. Pengrowth’s working interest share of SOEP production averaged 33.9 mmcfpd of sales gas and 990 bblpd of NGLs in 2004 (before royalties).

Development Activity

A significant portion of Pengrowth’s capital expenditures on non-operated properties will be invested at SOEP in 2005. The capital will fund the drilling of a third well at South Venture and a potential infill well at Venture.

Capital will also be spent on the construction of a 30,000 HP compression project which will be installed at Thebaud in 2006. Compression will allow the SOEP fields to be drawn down to much lower pressures allowing for a higher recovery of gas at higher production rates.

Weyburn Unit

Pengrowth owns a 9.75% working interest in the Encana operated Weyburn Unit in southeast Saskatchewan. Medium gravity oil is produced from the Midale carbonate reservoir under waterflood and, more recently, a CO2 miscible flood enhanced recovery scheme. The Weyburn Unit averaged 23,400 bblpd during 2004 and exited the year at 25,800 bblpd, exceeding budget expectations. At December 31, 2004, GLJ estimates remaining Total Proved Plus Probable company interest reserves of 16.7 mmboes with a remaining producing life of 41 years and a Reserve Life Index of 19.3 years.

Development Activity

2004 was a very active year in the Weyburn Unit. Expansion of the CO2 miscible flood continued with 12 new patterns being developed, adding to the 32 from previous years. Ultimately, 75 patterns are expected to be developed in the unit. In addition, there was ongoing development and optimization in existing enhanced oil recovery and waterflood areas where a total of 24 horizontal infill/re-entry wells were drilled. Excluding CO2 purchases, $68 MM was spent in the 2004 capital program. Only 4 of the 12 new enhanced oil recovery patterns started injection in 2004. With the success of the infill program, resulting in the bulk of the production increase, it was necessary for additional CO2 to be directed to the existing patterns to replace voidage. In 2005, injection will commence in more of the new enhanced oil recovery patterns depending on the availability of CO2.

The 2005 capital program is focused on further development and optimization in existing enhanced oil recovery and waterflood areas where opportunities exist to increase production and recovery. There are no plans to roll out any new miscible flood patterns until 2006. Capital expenditures of $43 MM are budgeted for 2005, excluding CO2 purchases, and will include 22 enhanced oil recovery and 8 waterflood infill wells. It is anticipated the capital projects will result in maintaining unit production at a level in excess of 25,000 bblpd during 2005. In addition, the injection of CO2 provides for an ongoing real and measurable reduction in greenhouse gas emissions.

Swan Hills Unit No. 1

Pengrowth previously held a 10.45 percent working interest in the Devon operated Swan Hills Unit No. 1. On February 28, 2005, Pengrowth completed the acquisition of an additional 11.89 percent interest in the unit, bringing Pengrowth’s interest to 22.34 percent.

In 2004, Pengrowth’s working interest share of production from the Swan Hills Unit No. 1 was 1,297 boepd (before royalties). GLJ estimates that the total remaining Total Proved Plus Probable Reserves at December 31, 2004 are 88.4 mmbbls of oil, 58.7 bcf of natural gas and 3.3 mmbbls of NGLs (Pengrowth Total Proved Plus Probable Reserves are estimated to be 9.2 mmbbls of oil, 6.1 bcf of natural gas and 0.3 mmbbls of NGLs, exclusive of the recent acquisition) with a remaining producing life of 50 years and a Reserve Life Index of 22 years.

Development Activity

In 2004, six new wells were drilled. This included a successful 3 well infill program in the North Central Platform area and one well in the hillslide area. One producer and one injector were drilled as part of a two pattern development in the hydrocarbon miscible flood expansion area. Six hydrocarbon miscible flood patterns were active in 2004 including the two new patterns.

A CO2 miscible flood pilot project started injection in the fourth quarter of 2004. The project looks promising with the third injection cycle underway in January 2005 with no breakthrough of the CO2. The aim of the CO2 pilot is to quantify the incremental oil which may be recoverable beyond hydrocarbon miscible flooding. It is also expected this tertiary recovery process will recover additional solvent that has been left behind in the reservoir from the hydrocarbon miscible flood. A full scale project will qualify for Alberta Royalty Relief.

A seven well infill drilling program has been approved by partners in the hillslide area for 2005. These wells will be drilled directionally to access an area that is underdeveloped. Several solvent injection cycles are planned in various hydrocarbon miscible flood patterns during 2005.

Monogram Gas Unit

Pengrowth Corporation’s working interest in the Monogram Gas Unit, located in southern Alberta, is 53.8%. The Monogram Gas Unit produces sweet, dry natural gas from the Medicine Hat, Milk River and Second White Specks formations. Pengrowth’s working interest share of 2004 production averaged 9.7 mmcfpd from 520 wells (280 net). Pengrowth Total Proved Plus Probable Reserves are estimated to be 39.9 bcf.

Development Activity

A successful 40-well infill drilling program was completed in 2001. The 2004 infill drilling program was nearly four times as large and was completed on time and ahead of budget projections. A total of 154 wells were drilled in 2004 and 149 were on stream by yearend. December production levels increased to 30 mmcfpd gross (16 mmcfpd net to Pengrowth) which more than doubled Pengrowth’s production of approximately 7.5 mmcfpd prior to commencing the infill program. New field and central compression was added, along with main line looping to reduce back pressure on the existing wells and to accommodate the new wells. The 2004 drilling program effectively downspaced the unit to eight wells per section.

McLeod River

The McLeod River property is located approximately 110 kilometres west of Edmonton. Production is obtained from the Rock Creek, Notikewin, Gething and Cardium formations. Pengrowth Corporation drilled four gas wells during 2004, with working interests between 50% and 100%. All the wells were tied-in and are on production. Lands and wells acquired from Murphy fit nicely with Pengrowth’s ownership in the area. Pengrowth’s working interest share of production from McLeod River averaged 1,700 boepd (before royalties) for 2004.

Development Activity

To date in 2005, one well is drilling with another to follow. Up to three additional wells are planned to be drilled in the second half of 2005.

Dunvegan Gas Unit No. 1

Pengrowth Corporation holds a 7.97% working interest in the Dunvegan Unit located near Fairview, Alberta, in the Peace River Arch, approximately 430 kilometers northwest of Edmonton. The Dunvegan natural gas field is operated by Devon Canada Corporation, has 155 (12 net) producing natural gas wells and covers an area of approximately 213 square kilometers. Approximately 95% of the Dunvegan Unit’s identified natural gas reserves are contained in the Mississippian Debolt formation at a depth of approximately 1,465 meters. A natural gas processing plant, gathering system and satellite facilities were built in 1973. A deep cut facility was completed in 1987 for the purpose of extracting propane, butane and heavier natural gas liquids from the raw natural gas stream. Sour gas processing facilities were added in 1996. A natural gas storage project also exists in the Dunvegan Unit.

GLJ estimates gross Total Proved Plus Probable Reserves of 316.9 bcf of natural gas and 17.9 mmbbls of NGLs (Pengrowth Total Proved Plus Probable Reserves of 25.3 bcf of natural gas and 1.4 mmbbls of NGLs) remain to be produced from the Dunvegan Unit as at December 31, 2004. It has a remaining life of 39 years and a Reserve Life Index of 10.9 years. Current production from the Dunvegan Unit is obtained from five zones. In 2004, Pengrowth Corporation’s working interest share of production averaged 1,150 boepd (before royalties). The majority of gas from the Dunvegan Unit is currently being sold under contract to Progas Limited with the remainder going to Pan-Alberta Gas Ltd. and other direct markets.

Development Activity

A successful development program that commenced in the Dunvegan Unit in 2003 continued through 2004 with Pengrowth participating in the drilling of 26 infill wells. Despite adverse weather delaying completions and tie-ins, results to date indicate an average production rate exceeding 1 mmcfpd and 1 bcf of gross reserves per well. Due to the success of both the 2003 and 2004 programs, the unit operator has proposed a 36 well development program and 6 recompletions for 2005.

Tangleflags

Through the Murphy acquisition, Pengrowth acquired a 50% working interest in the Canadian Natural Resources Limited operated Tangleflags North enhanced oil recovery project and various interests in adjacent primary heavy oil production, also operated by Canadian Natural Resources Limited. Located in west central Saskatchewan, approximately 40 kilometres northeast of Lloydminster, the property produces 12° API oil mainly from the Lloydminster sands under a Steam Assisted Gravity Drainage (SAGD) thermal recovery process. The enhanced oil recovery project area contains horizontal producing wells along with both vertical and horizontal steam injection wells and commenced operation in the late 1980’s. As steam is injected into the reservoir and oil and water is withdrawn, a stream chamber is created which expands vertically and laterally, heating the reservoir allowing the oil to drain more easily to the horizontal producing wells located near the base of the reservoir. Ultimately, it is expected that in excess of 70% of the original oil in place of 35.6 mmbbls will be recovered in the enhanced oil recovery project area. Recovery to date is approximately 50%. As of December 31, 2004, GLJ estimates gross remaining Total Proved Plus Probable Reserves of 11.0 mmbbls.

Development Activity

Stratigraphic wells drilled in 2003 identified a new part of the reservoir to the southeast of the main pool that was suitable for thermal development. Two SAGD wells pairs were subsequently drilled in this area of the pool, steam injection began in early 2004 and the producers were put on stream by mid year. As a result of this and other development and optimization activity during 2004, Pengrowth’s production at Tangleflags increased from 1,800 bblpd at the time of the acquisition to over 2,200 bblpd by year-end. Although there are no further plans for additional SAGD development, optimization activities continue in an effort to maintain production and maximize recovery.

Bodo/Cactus Lake

The Bodo, Cactus and Plover heavy oil properties were purchased in the Murphy acquisition. The properties produce mainly 12° API oil from the McLaren and 15° API oil from the Lloydminster reservoirs. The fields have several batteries to treat oil to pipeline specification, as well as a number of compressor stations to process solution and non-associated gas. An active waterflood is underway in East Bodo Lloydminster sands. During 2004, Pengrowth drilled six horizontal infill wells (4.5 net) in the South Bodo McLaren reservoir ranging up to 1,000 metres in horizontal length. These wells were successfully drilled in an existing field with low reservoir pressure. Production from these wells added approximately 400 boepd to the base production of 4,700 boepd.

Pengrowth continues to review uphole gas potential on the acquired lands and has successfully added processing volumes in existing facilities by aggressively pursuing third party opportunities.

Development Activity

The East Bodo waterflood will be expanded in the second quarter of 2005 by drilling three stepout wells and converting four producers to injectors. The production rate is expected to double in this particular pattern. Reservoir engineering work has begun on the Cosine portion of the same pool in preparation to further apply waterflood technology in the near future.

Given the success of the 2004 infill horizontal drilling program in South Bodo, additional infill locations are currently being identified in South Bodo and Cactus Lake. A well clean out and reactivation program has resulted in incremental production of 120 boepd. Additional candidates have been identified.

The acquired lands continue to be reviewed for opportunities, as we populate a prospect inventory for drilling or recompletion later this year. Other means of monetizing the land base are being pursued for non-core properties, and farm out activities thus far have resulted in net incremental gas production of 525 mcfpd.

Oak

The Oak area is located in north-eastern British Columbia and is approximately 20 kilometres north of Fort St. John. The property consists of 43 operated oil and natural gas wells, six injection wells and seven water source wells surrounding two batteries and three natural gas compressor facilities. Pengrowth Corporation also holds a 20.6% working interest in the non-operated Oak Cecil “I” Unit #1. Production is obtained from the Halfway, Cecil, Baldonnel, Cadomin and Bluesky formations. Two vertical Baldonnel gas wells were drilled in 2004 with one tied in and the other under evaluation.

The Oak “C” simulation modeling is underway to optimize the waterflood performance and identify potential infill locations. The Oak “B” waterflood scheme was approved in early 2004 and water injection began in July, 2004 with response anticipated Q2 2005. Pengrowth’s working interest share of production averaged 1,283 boepd (before royalties) in 2004.

Development Activity

An Oak area Baldonnel gas play is proceeding with two proposed drilling locations for 2005 and potential follow-up locations based on the success in 2004.

Kaybob Notikewin Unit No. 1

Pengrowth Corporation’s ownership in the Kaybob Notikewin Unit No. 1 is 98.88% after purchasing an additional 34.35% working interest in an acquisition that closed in August 2004. The property produces natural gas and natural gas liquids from 19 wells in the Unit. In 2004, Pengrowth’s working interest share of production averaged 905 boepd (before royalties). GLJ estimates Pengrowth’s Total Proved Plus Probable Reserves at December 31, 2004 to be 4.8 mmboe with a Reserve Life Index of 13.1 years.

Development Activity

No further development is currently planned. Most of the long term inactive wells have now been abandoned.

Princess

Pengrowth acquired the Princess Field as part of the Murphy acquisition. The field has two compressor stations with dehydration equipment servicing over 200 shallow gas wells on 38 sections of lands. These wells are typically low volume, long life producers.

The company operated Princess property in southeast Alberta covers over 36 sections of land with mostly 100% working interest ownership. It produces sweet dry gas from the Milk River, Medicine Hat and Second White Specks sequence. Upon acquiring the property from Murphy, Pengrowth embarked on an active development program in 2004. Preparations required regulatory approvals for downspacing, negotiations with partners to swap working interests and consolidate land ownership as well as coordination of field services for drilling, completions and tie-ins. The program which involved the drilling of 23 infill wells resulted in the addition of approximately 300 boepd of long life production to the existing base production of 616 boepd. Production from the new wells came on stream in November.

Development Activity

Up to 80 additional locations have been identified with an approximate 50 well program planned for Q3 2005 as well as certain infrastructure modifications to optimize production. Third party volumes are also processed through the Princess facilities to maximize equipment utilization.

Twining

The Twining Field is located approximately 160 kilometres northeast of Calgary. The primary producing zone is the Pekisko with additional production from the Ellerslie, Glauconite and Belly River zones. Working interest production from the Twining Field is currently 1,439 boepd.

Pengrowth operates over 100 wells and four main battery facilities in the Twining area. The company also operates the Equity Gas Unit No. 1 and has working interests in four non-operated units.

Development Activity

Since acquiring Murphy Oil’s interests in the Twining area, Pengrowth has been evaluating potential drilling locations. A 3-D seismic program in the first quarter of 2005 is intended to help identify locations for drilling which is expected to start this summer. Pengrowth is also monitoring CBM activity in the area including an existing program operated by MGV Energy Inc. on Pengrowth lands under a farmout agreement initiated by Murphy.

Rigel

The Rigel area is located in north-eastern British Columbia, approximately 40 kilometres north of Fort St. John. Pengrowth Corporation holds an average 60% working interest in the property. The property consists of four Cecil oil pools containing 33 oil wells, 16 injection wells and a central battery facility.

Optimization of pumping equipment is ongoing and stimulations of selected injectors will continue to optimize waterflood performance. The Rigel “I” and “H” pools are targeted for modeling and simulation work to identify opportunities to optimize the existing waterfloods. Pengrowth’s working interest share of production averaged 2,366 boepd (before royalties) in 2004.

Development Activity

One new well is currently budgeted.

Enchant

The Enchant property is located approximately 200 kilometres southeast of Calgary. The property consists of four operated oil pools in which Pengrowth Corporation holds an average 88% working interest. These pools produce 32° API oil from the Nisku formation. Pengrowth’s working interest share of production from Enchant averaged 764 boepd (before royalties) in 2004.

Pengrowth Corporation holds a 99% working interest in the largest pools (the J and VV pool) which consists of 33 producing and 10 injection wells with treating, water handling and gas conservation located at a central battery facility. Primary production commenced in 1992 and a waterflood project was implemented in 1995. GLJ estimates that the Enchant property has a Reserve Life Index of 12.8 years.

In the Enchant Arcs Unit No. 2, where Pengrowth Corporation converted a well to injection in mid-2000, pressure support is now apparent and water break through is being observed in our oil producers.

Development Activity

Pengrowth Corporation is currently evaluating drilling up to three potential oil wells in the Arcs Unit in 2005 to capture bypassed reserves due to water breakthrough.

Quirk Creek

Pengrowth Corporation holds a 68% working interest in three producing deep plate gas wells, a 31% working interest in 10 producing shallow plate gas wells, a 25% working interest in 3 producing gas wells in Millarville and a 30.5% working interest in the Quirk Creek natural gas plant located in the Quirk Creek area of Southern Alberta, approximately 30 kilometres southwest of Calgary.

Pengrowth working interest share of production for 2004 was approximately 4.0 mmcfpd of natural gas and 178 bblpd of natural gas liquids (before royalties). GLJ estimates Pengrowth Total Proved Plus Probable Reserves at December 31, 2004 to be 3.4 mmboe, consisting of 15.9 bcf of natural gas and 0.7 mmbbls of NGLs.

Pengrowth Corporation is currently evaluating the potential in development drilling and the opportunity for additional third party gas processing revenue in the area. Third party processing revenues in 2004 made up 22% of gross revenues for the property.

Reserves

The effective date of the information in this section is December 31, 2004 and the preparation date of the information is January 15, 2005. The information in this section is based upon an evaluation by GLJ with an effective date of December 31, 2004 contained in the GLJ Report dated February 15, 2005. The information in this section summarizes the oil, liquids and natural gas reserves of Pengrowth Corporation and the net present values of future net revenue for these reserves using GLJ’s constant prices and costs and forecast prices and costs and conforms with the requirements of NI 51-101. Pengrowth Corporation engaged GLJ to provide an evaluation of Proved Reserves and Total Proved Plus Probable Reserves and no attempt was made to evaluate possible reserves. It is Pengrowth’s practice to obtain an engineering report evaluating all of its Proved Reserves and Probable Reserves as at December 31 of each year.

All of Pengrowth Corporation’s reserves are in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia (SOEP offshore).

The following tables set forth certain information relating to the oil and natural gas reserves of Pengrowth Corporation and the present value of the estimated future net cash flow associated with such reserves as at December 31, 2004. The information set forth below is derived from the GLJ Report which has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserves definitions contained in NI 51-101 and the Canadian Oil and Gas Evaluation Handbook. The GLJ Report incorporates estimates of future well abandonment obligations but does not include estimates of remediation costs. All evaluations of future net cash flow are stated prior to any provision for income taxes, interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

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

The net cash flows estimated in the GLJ Report represent estimates of the revenues from oil and gas sales from the petroleum and natural gas properties of Pengrowth Corporation together with an estimate of processing revenues less royalties (net of incentives), mineral taxes, field operating expenses and capital obligations. These net cash flows are not the same as the distributable cash reported by Pengrowth Trust. The computation of distributable cash is described under the heading “Distributions and Taxability of Distributions” in the Management’s Discussion and Analysis appearing on page 62 of Pengrowth Trust’s Annual Report 2004. Significant factors to consider include:

(a)	the GLJ Report does not estimate general and administrative expenses, interest, management fees and holdbacks;

(b)	the GLJ Report does not estimate all abandonment or any reclamation liabilities;

(c)	for purposes of calculating distributable income, Pengrowth Trust amortizes the cost of miscible flood injection fluids purchased from third parties over the period of expected future economic benefit arising from the injection of those fluids, which has been 30 months and is being revised to 24 months for 2005 onward. The GLJ Report includes the full cost of purchased injection fluids ($20.4 million in 2004) in operating costs in the year incurred; and

(d)	Pengrowth Corporation withholds an amount equivalent to approximately 10% of distributable cash to fund capital.

In accordance with the requirements of NI 51-101, the Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached as Appendices A and B hereto, respectively.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND			HEAVY			NATURAL
	MEDIUM OIL			OIL			GAS
	Pengrowth	Working		Pengrowth	Working		Pengrowth	Working
RESERVES	Interest	Interest(1)	Net	Interest	Interest(1)	Net	Interest	Interest(1)	Net
CATEGORY	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	58,384	58,179	49,705	12,069	12,059	10,834	358.9	351.8	288.0
Proved Developed Non-Producing	549	547	466	72	72	62	23.1	22.5	17.6
Proved Undeveloped	16,000	15,987	13,562	1,922	1,922	1,632	47.9	46.1	37.9

Total Proved Reserves	74,933	74,713	63,732	14,063	14,053	12,528	429.8	420.4	343.6
Probable Reserves	19,699	19,655	16,540	3,704	3,702	3,241	95.5	92.4	75.3

Total Proved Plus Probable Reserves	94,632	94,367	80,273	17,767	17,755	15,769	525.3	512.8	418.9

	NATURAL GAS LIQUIDS			TOTAL OIL EQUIVALENT BASIS(2)
	Pengrowth	Working		Pengrowth	Working
RESERVES	Interest	Interest(1)	Net	Interest	Interest(1)	Net
CATEGORY	(mbbls)	(mbbls)	(mbbls)	(mboe)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	12,943	12,744	9,093	143,214	141,615	117,636
Proved Developed Non-Producing	376	367	292	4,829	4,742	3,759
Proved Undeveloped	2,242	2,190	1,616	28,151	27,774	23,129

Total Proved Reserves	15,560	15,300	11,002	176,194	174,132	144,524
Probable Reserves	3,918	3,837	2,855	43,240	42,597	35,192

Total Proved Plus Probable Reserves	19,479	19,138	13,856	219,434	216,729	179,716

Notes:

(1)	Excludes royalty interests held by Pengrowth Corporation.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES	0%	5%	10%	15%	20%
CATEGORY	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	2,720.4	2,055.6	1,674.7	1,427.1	1,251.9
Proved Developed Non-Producing	120.7	87.0	68.1	55.8	47.1
Proved Undeveloped	534.0	357.1	249.6	179.8	132.2

Total Proved Reserves	3,375.1	2,499.7	1,992.4	1,662.7	1,431.2
Probable Reserves	970.3	568.2	387.5	287.3	224.1

Total Proved Plus Probable Reserves	4,345.3	3,067.9	2,379.9	1,949.9	1,655.4

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004

CONSTANT PRICES AND COSTS

						FUTURE NET
				CAPITAL		REVENUE
			OPERATING	DEVELOPMENT	ABANDONMENT	BEFORE
RESERVES	REVENUE	ROYALTIES	COSTS	COSTS	COSTS(1)	INCOME TAX
CATEGORY	($MM)	($MM)	($MM)	$MM	($MM)	($MM)
Proved Reserves	7,012	1,214	1,979	351	93	3,375

Total Proved Plus Probable Reserves	8,714	1,528	2,343	403	95	4,345

Note:

(1)	Includes downhole abandonment cost but does not include surface reclamation costs. See “Abandonment and Reclamation Costs”.

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004

CONSTANT PRICES AND COSTS

		FUTURE NET REVENUE
		BEFORE INCOME TAXES
RESERVES		(discounted at 10%/yr)
CATEGORY	PRODUCTION GROUP	($M)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	845,455
	Heavy Oil (including solution gas and other by-products) (1)	65,838
	Natural Gas (including by-products but excluding solution gas from oil wells) (2)	1,023,319

Total Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	1,025,927
	Heavy Oil (including solution gas and other by-products) (1)	77,180
	Natural Gas (including by-products but excluding solution gas from oil wells) (2)	1,211,191

Notes:

(1)	NGL’s associated with the production of solution gas are included as a by-product.

(2)	NGL’s associated with the production of natural gas are included as a by-product.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004

FORECAST PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND			HEAVY			NATURAL
	MEDIUM OIL			OIL			GAS
	Pengrowth	Working		Pengrowth	Working		Pengrowth	Working
RESERVES	Interest	Interest(1)	Net	Interest	Interest(1)	Net	Interest	Interest(1)	Net
CATEGORY	(mbbls)	(mbbls	(mbbls)	(mbbls)	(mbbls	(mbbls)	(bcf)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	57,654	57,458	49,212	12,592	12,581	11,037	355.6	348.5	285.1
Proved Developed Non-Producing	548	546	465	72	72	62	23.0	22.5	17.6
Proved Undeveloped	15,973	15,960	13,894	1,958	1,958	1,633	48.7	46.9	38.7

Total Proved Reserves	74,175	73,965	63,572	14,622	14,611	12,733	427.3	417.9	341.4
Probable Reserves	19,891	19,847	16,871	3,623	3,621	3,065	94.1	91.0	74.1

Total Proved Plus Probable Reserves	94,066	93,812	80,443	18,245	18,232	15,798	521.4	508.9	415.4

	OIL AND GAS RESERVES
	NATURAL GAS LIQUIDS			TOTAL OIL EQUIVALENT BASIS(2)
	Pengrowth	Working		Pengrowth	Working
RESERVES	Interest	Interest(1)	Net	Interest	Interest(1)	Net
CATEGORY	(mbbls)	(mbbls	(mbbls)	(mboe)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	12,841	12,643	9,037	142,353	140,767	116,798
Proved Developed Non-Producing	376	366	292	4,825	4,738	3,757
Proved Undeveloped	2,271	2,219	1,644	28,324	27,949	23,616

Total Proved Reserves	15,488	15,229	10,974	175,502	173,453	144,171
Probable Reserves	3,907	3,826	2,846	43,111	42,468	35,126

Total Proved Plus Probable Reserves	19,395	19,055	13,819	218,613	215,921	179,298

Notes:

(1)	Excludes royalty interests held by Pengrowth Corporation.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	FORECAST PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES	0%	5%	10%	15%	20%
CATEGORY	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	2,364.6	1,849.7	1,544.6	1,340.9	1,193.8
Proved Developed Non-Producing	109.6	78.0	60.9	50.0	42.4
Proved Undeveloped	458.1	302.1	208.8	148.8	108.0

Total Proved Reserves	2,932.3	2,229.8	1,814.2	1.539.7	1,344.2
Probable Reserves	904.3	520.6	352.9	261.7	205.0

Total Proved Plus Probable Reserves	3,836.5	2,750.4	2,167.1	1,801.4	1,549.2

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004

FORECAST PRICES AND COSTS

				CAPITAL		FUTURE NET
RESERVES	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	ABANDONMENT COSTS(1)	REVENUE BEFORE INCOME TAX
CATEGORY	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves	6,916	1,153	2,335	372	124	2,932

Total Proved Plus Probable Reserves	8,735	1,465	2,870	428	135	3,837

Note:

(1)	Includes downhole abandonment cost but does not include surface reclamation costs. See “Abandonment and Reclamation Costs”.

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004

FORECAST PRICES AND COSTS

		FUTURE NET REVENUE
		BEFORE
		INCOME TAXES
RESERVES		(discounted at 10%/yr)
CATEGORY	PRODUCTION GROUP	($M)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	757,585
	Heavy Oil (including solution gas and other by-products) (1)	116,634
	Natural Gas (including by-products but excluding solution gas from oil wells) (2)	882,220

Total Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	920,863
	Heavy Oil (including solution gas and other by-products) (1)	135,171
	Natural Gas (including by-products but excluding solution gas from oil wells) (2)	1,045,424

Notes:

(1)	NGL’s associated with the production of solution gas are included as a by-product.

(2)	NGL’s associated with the production of natural gas are included as a by-product.

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004

CONSTANT PRICES AND COSTS

					NATURAL				EXCHANGE
	OIL				GAS	NATURAL GAS LIQUIDS(1)			RATE(2)
	WTI	Edmonton	Cromer	LLB Crude
	Cushing	Par Price	Medium	Oil at	AECO Gas			Pentanes
	Oklahoma	40[0] API	29.3[0] API	Hardisty	Price	Propane	Butane	Plus
YEAR(3)	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/Cdn)
2004(4)	43.45	46.54	32.12	24.33	6.79	29.79	34.44	48.97	0.8308

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

(3)	Information provided as at December 31, 2004.

(4)	This forecast represents the constant price forecast used by GLJ and is a representation of posted prices as of December 31, 2004.

SUMMARY OF PRICING
AND INFLATION RATE ASSUMPTIONS
as of January 1, 2005

FORECAST PRICES AND COSTS

					NATURAL				INFLATION	EXCHANGE
YEAR	OIL				GAS	NATURAL GAS LIQUIDS(1)			RATES(2)	RATE(3)
		Edmonton	Cromer	Hardisty	AECO Gas
	WTI Cushing	Par Price	Medium	Heavy	Price
	Oklahoma	40[0] API	29.3[0] API	12[0] API	($Cdn/	Propane	Butane	Pentanes Plus
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	mmbtu)	($CDN/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/Year)	($US/Cdn)

2004(4)	41.38	52.96	45.75	29.11	6.88	35.09	40.49	54.07	1.9%	0.769
2005	42.00	50.25	43.75	27.50	6.60	32.25	37.25	50.75	2.0%	0.82
2006	40.00	47.75	41.50	28.50	6.35	30.50	35.25	48.25	2.0%	0.82
2007	38.00	45.50	39.50	28.75	6.15	29.00	33.75	46.00	2.0%	0.82
2008	36.00	43.25	37.75	28.25	6.00	27.75	32.00	43.75	2.0%	0.82
2009	34.00	40.75	35.50	25.50	6.00	26.00	30.25	41.25	2.0%	0.82
2010	33.00	39.50	34.25	24.75	6.00	25.25	29.25	40.00	2.0%	0.82
2011	33.00	39.50	34.25	24.75	6.00	25.25	29.25	40.00	2.0%	0.82
2012	33.00	39.50	34.25	24.75	6.00	25.25	29.25	40.00	2.0%	0.82
2013	33.50	40.00	34.75	24.75	6.10	25.50	29.50	40.50	2.0%	0.82
2014	34.00	40.75	35.50	25.50	6.20	26.00	30.25	41.25	2.0%	0.82
2015	34.50	41.25	36.00	25.75	6.30	26.50	30.50	41.75	2.0%	0.82
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.82

Notes:

(1)	FOB Edmonton.

(2)	Inflation rates for forecasting prices and costs.

(3)	The exchange rates used to generate the benchmark reference prices in this table.

(4)	Actual average prices, inflation rate and exchange rate estimated for 2004.

RECONCILIATION OF
NET RESERVES BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

	LIGHT AND			NATURAL			NATURAL
	MEDIUM OIL			GAS			GAS LIQUIDS
			Net			Net			Net
			Proved			Proved			Proved
	Net	Net	Plus	Net	Net	Plus	Net	Net	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
FACTORS	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mmcf)	(mmcf)	(mbbls)	(mbbls)	(mbbls)
December 31, 2003	66,667	16,506	83,173	271,100	57,400	328,500	10,509	2,629	13,138

Extensions	—	—	—	959	396	1,354	—	—	—
Improved Recovery	405	(92)	314	8,628	932	9,560	25	1	26
Technical Revisions	791	117	908	5,390	(1,281)	4,109	590	(9)	581
Discoveries	79	69	148	879	316	1,195	8	4	12
Acquisitions	1,733	271	2,004	97,144	16,305	113,449	1,392	220	1,612
Dispositions	—	—	—	—	—	—	—	—	—
Economic Factors		—	—	—	—	—	—	—	—
Production	(6,104)	—	(6,104)	(42,739)	—	(42,739)	(1,550)	—	(1,550)

December 31, 2004	63,572	16,871	80,443	341,360	74,068	415,428	10,974	2,845	13,819

RECONCILIATION OF
NET RESERVES BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

	HEAVY OIL			TOTAL OIL EQUIVALENT BASIS(1)
			Net			Net Proved
		Net	Proved			Plus
	Net Proved	Probable	Plus Probable	Net Proved	Net Probable	Probable
FACTORS	(mbbls)	(mbbls)	(mbbls)	(mboe)	(mboe)	(mboe)
December 31, 2003	—	—	—	112,359	28,702	151,061

Extensions	—	—	—	160	66	226
Improved Recovery	—	—	—	1,869	64	1,933
Technical Revisions	—	—	—	2,278	(105)	2,173
Discoveries	—	—	—	234	126	360
Acquisitions	13,863	3,065	16,928	33,179	6,273	39,452
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—
Production	(1,130)	—	(1,130)	(15,907)	—	(15,907)

December 31, 2004	12,733	3,065	15,798	144,172	35,126	179,298

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

At year end 2004, Pengrowth Corporation’s remaining recoverable Total Proved Plus Probable Reserves were 218.6 mmboe as compared to 184.4 mmboe reported at year end 2003.

The following additional GLJ reserves reconciliation is presented for year-end December 31, 2004.

RECONCILIATION OF RESERVES
ON TOTAL EQUIVALENT BASIS

FORECAST PRICES AND COSTS

	Proved		Proved Plus
	Producing Reserves	Proved Reserves	Probable Reserves
	(mboe)(1)(2)	(mboe) (1)(2)	(mboe) (1)(2)
December 31, 2003	117,937	149,060	184,416

Exploration and Development	2,610	487	724
Improved Recovery and	5,810	2,309	2,404
Infill Drilling Revisions	1,290	3,124	2,838
Acquisitions	34,361	40,177	47,886
Dispositions	—	—	—
Production	(19,655)	(19,655)	(19,655)

December 31, 2004	142,353	175,502	218,613

Notes:

(1)	Pengrowth’s company interest share before royalties.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

Significant factors on the reserves reconciliation were as follows:

•	Purchase of the Murphy properties accounted for 96% of the reserves added by acquisitions in 2004. The balance is from an acquisition of an additional interest in the Kaybob Notikewin Unit.

•	Reserve increases for Drilling and Improved Recovery in the Proved Producing category are mainly due to reclassification of Proved Undeveloped reserves primarily for Judy Creek and Weyburn miscible flood expansion, development drilling in the Sable Island South Venture field and shallow gas infill drilling at Monogram.

•	New reserves were added for various drilling successes. The largest increases though were Proved Undeveloped reserves for future shallow gas infill drilling programs in the Tilley and Patricia/Dinosaur properties.

•	Various performance related revisions were made to previous estimates resulting in a net positive change. The largest Proved Plus Probable revisions occurred at Weyburn (+2379 mboe), Sable Island Energy Project (+1336 mboe), Goose River (-987 mboe) and Squirrel (-749 mboe).

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR

PROVED RESERVES

CONSTANT PRICES AND COSTS

Period and Factor	Before Tax 2004 ($M)
Estimated Net Present Value at Beginning of Year	1,604,070

Oil and Gas Sales During the Period Net of Production Costs and Royalties(1)	(480,105)
Net Change due to Prices and Royalties Related to Forecast Production (2)	176,300
Change in Development Costs During the Period (3)	161,000
Change in Forecast Development Costs (4)	—
Change Resulting from Extensions and Improved Recovery (5)	28,000
Net Change Resulting from Discoveries (5)	3,200
Change Resulting from Acquisitions of Reserves (5)	323,100
Change Resulting from Dispositions of Reserves (5)	—
Accretion of Discount (6)	160,400
Net Change in Income Taxes (7)	—
Change Resulting from Technical Reserves Revisions(8)	31,500
All Other Changes	(15,080)

Estimated Net Present Value at End of Year	1,992,385

Notes:

(1)	Net of income taxes and excluding general and administrative expenses.

(2)	The impact of changes in prices and other economic factors on future net revenue.

(3)	Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4)	The change in forecast development costs.

(5)	End of period net present value of the related reserves.

(6)	Estimated as 10% of the beginning of period net present value.

(7)	The difference between forecast income taxes at beginning of period and actual taxes for the period plus forecast income taxes at the end of period.

(8)	Net positive revision of previous estimates, the largest being in Weyburn EOR and Sable Island.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, undeveloped reserves are scheduled to be developed within the next two years. Much of the remaining capital scheduled beyond two years is related to the Sable Island Offshore, Weyburn EOR and Judy Creek EOR projects, which have staged development plans.

Proved Undeveloped Reserves

Pengrowth Corporation’s Proved Undeveloped Reserves comprise roughly 16% of the Total Proved Reserves on a barrel of oil equivalency basis. Proved Undeveloped Reserves (net of royalties) of 23.6 mmboe were assigned to Pengrowth Corporation by GLJ in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities. In general, Proved Undeveloped Reserves were assigned to certain properties because capital commitments have been made to convert the Undeveloped Reserves to Proved Producing Reserves. Proved Undeveloped Reserves have been primarily assigned for future miscible flood expansion and development drilling.

The Judy Creek Units comprise roughly 25% of the Proved Undeveloped Reserves. Miscible injection has resulted in an overall incremental recovery of between five and seven percent of the original oil in place in this area and has been in use since 1985. Miscible flood expansion is an on going program which is limited by the availability of injectant materials and is budgeted to continue through to 2008. Similarly, at Swan Hills, miscible flood expansion as well as some infill drilling accounts for another 16% of Pengrowth’s Proved Undeveloped Reserves assignments. The Swan Hills Unit reserves have a 50 year reserve life. The incremental recovery is reflected in the GLJ Report and miscible flood expansion is forecasted to continue until 2015. In the Weyburn Unit, an additional 16% of the Proved Undeveloped Reserves assignment reflects the capital allocated to the CO2 miscible flood. Working interest partners are committed to a 15 year supply of CO2 to further develop the flood area from the existing 44 patterns to full development with 75 patterns.

SOEP comprises 12% of the Pengrowth’s Proved Undeveloped Reserves. The 2005 budget has allocated capital for drilling a third well at South Venture, a potential infill well at Venture and the construction of compression facilities at Thebaud. Multi-well shallow gas infill programs are scheduled for 2005 and beyond at Tilley, Princess and Patricia/Dinosaur. Roughly 10% of the total Proved Undeveloped Reserves can be attributed to these projects. Ongoing development is scheduled in heavy oil properties where approximately 8% of Pengrowth’s Proved Undeveloped Reserves are assigned. These include waterflood expansion in East Bodo and infill drilling in South Bodo and Southeast Bodo. The Dunvegan Unit has 4% of the Proved Undeveloped Reserves reflecting an ongoing infill drilling and recompletion program.

Future Development Costs

The following table outlines development costs deducted in the estimation of future net revenue for each of the next five financial years and in total, undiscounted and using a discount rate of 10% per annum.

								Total
	2005	2006	2007	2008	2009	Remainder	Total	(discounted
	(undiscounted)	(undiscounted)	(undiscounted)	(undiscounted)	(undiscounted)	(undiscounted)	(undiscounted)	at 10%)
RESERVE CATEGORY	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves (Constant Prices and Costs)	108.4	94.7	39.8	19.6	16.0	72.7	351.2	272.7
Proved Reserves (Forecast Prices and Costs)	108.4	96.5	41.4	20.7	17.3	88.2	372.5	282.4
Proved & Probable Reserves (Forecast Prices and Costs)	122.6	101.9	55.0	25.5	19.1	103.9	428.0	322.2

Commencing with the January 2003 distribution to unitholders, an amount equivalent to approximately 10% of cash available for distribution has been withheld to fund capital expenditures. See “Distributions”.

Other Oil And Gas Information

Oil and Gas Wells

As at December 31, 2004 Pengrowth had an interest in 5,417 gross (1,990 net) producing oil and natural gas wells and 1,194 gross (679 net) inactive wells.

	PRODUCING		NON-PRODUCING
	Gross	Net	Gross	Net
Crude Oil Wells
Alberta	1301	563	396	235
British Columbia	150	105	43	39
Saskatchewan	1037	279	181	82
Nova Scotia	0	0	0	0
Natural Gas Wells
Alberta	2655	874	225	72
British Columbia	146	79	60	45
Saskatchewan	41	32	82	42
Nova Scotia	16	1	0	0
Other
Alberta (1)	50	42	138	102
British Columbia(1)	0	0	48	44
Saskatchewan(1)	21	15	21	18

Total	5417	1990	1194	679

Note:

(1)	Pengrowth cannot classify these wells as either oil or gas.

Properties with No Attributed Reserves

The following table sets forth the gross and net acres of unproved properties held by Pengrowth and the net area of unproved property for which Pengrowth expects its rights to explore, develop and exploit to expire during the next year.

	UNPROVED PROPERTIES
	(acres)
LOCATION	Gross	Net	Net Area to Expire
Alberta	318,826	169,263	32,952
British Columbia	540,106	244,544	89,507
Saskatchewan	63,536	52,109	4,566
Nova Scotia	—	—	—
Other	—	—	—

TOTAL	922,468	465,916	127,025

Unproved Properties

The expiring acreage in Alberta is being evaluated and attempts will be made to continue acreage based on current activity which is focused on exploitation of up-hole potential in existing wells.

The British Columbia properties are primarily “winter access only” properties. Three wells were drilled in December 2004 and six in January 2005. There is a concerted effort being made to farmout or divest the remaining properties that are scheduled to expire.

Forward Contracts

The information in this section is as of March 1, 2005.

Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. Pengrowth has hedged a total of 18,500 mmbtupd of natural gas for the first three months of 2005 and 16,000 mmbtupd of natural gas for the remainder of the year. In 2005 Pengrowth has hedged 8,000 bblpd of oil. Pengrowth is utilizing financial swap contracts for these hedges.

In 2005, Pengrowth has hedged a total of 16,000 mmbtupd of SOEP production for the first Quarter of 2005 at an average price of $9.91/mmbtu. For the remainder of 2005 Pengrowth has hedged a total of 13,500 mmbtupd of

SOEP production at an average price of $9.40/mmbtu. Additionally Pengrowth has hedged 2,500 mmbtupd of Chicago City Gate gas for 2005 at a price of $9.406/mmbtu.

Pengrowth assumed a natural gas fixed price sales contract in conjunction with the acquisition of the Murphy Properties. The contract is for 3,886 mmbtupd, at an average price of $2.188/mmbtu for 2005. It expires on April 30, 2009.

Pengrowth has currently hedged 8,000 bblpd of crude oil at an average price of $51.659/bbl, inclusive of foreign exchange conversion.

Pengrowth currently has no commodity hedge transactions in place for 2006.

Abandonment & Reclamation Costs

The total future abandonment and reclamation costs are estimated by management based on Pengrowth Corporation’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities, and the estimated costs to be incurred in future periods. GLJ’s estimate of downhole abandonment costs are included in their report and therefore in their estimate of future net revenue. All other abandonment and reclamation costs are not reflected in their estimate of future net revenue. Pengrowth anticipates incurring abandonment costs on a total of 3,060 net wells.

Pengrowth has estimated the net present value (discounted 10% per annum) of its total asset retirement obligations to be $139 million as at December 31, 2004, based on a total future liability (inflated at 1.5% per annum) of $551 million. These costs are anticipated to be paid over 50 years with the majority of the costs incurred between 2014 and 2037.

The following table summarizes Pengrowth’s total asset retirement obligation:

	Future Reclamation, Remediation, Dismantling & Abandonment Costs
	2005	2006	2007	Remainder	Total
	($M)	($M)	($M)	($M)	($M)
Total Abandonment, Reclamation, Remediation & Dismantling	8,231	9,831	9,388	523,377	550,827
Discounted at 10%	7,848	8,521	7,397	115,142	138,908

Tax Horizon

In determining its taxable income, Pengrowth Corporation deducts royalty payments to unitholders, interest expenses and other permitted deductions. Historically, this has been sufficient to reduce taxable income to nil. The recent change to Pengrowth’s distribution approach, whereby an amount equivalent to approximately 10 percent of funds available for distribution are withheld to fund future capital expenditures, could result in taxable income in Pengrowth Corporation in the future. However, there are at present sufficient tax pools and anticipated deductions available in Pengrowth Corporation to offset the expected level of income to be retained. As a result, our after tax future net revenues from our reserves are the same as our before tax future net revenues from our reserves.

Costs Incurred

The following table outlines property acquisition, exploration and development costs incurred during the financial year ended December 31, 2004.

NATURE OF COST	AMOUNT ($MM)
Acquisition Costs
Proved	512.3
Unproved	12.8
Exploration Costs	—
Development Costs	161.1

Total	686.2

Development Activities

The following table summarizes the results of development activities during the financial year ended December 31, 2004.

	GROSS	NET
Development Wells
Gas	351	139.7
Oil	47	18.8
Service	11	5.7
Dry	6	2.7

Total Wells	415	166.9

Production

Production Estimates

The following tables summarize the volume of production estimated for the year ended December 31, 2005 using constant and forecast prices and costs.

	ESTIMATED PRODUCTION
	Total Proved	Proved Plus Probable
	Constant Prices and Costs	Forecast Prices and Costs
Light and Medium Crude Oil (bblpd)	19,258	19,888
Heavy Oil (bblpd)	5,801	5,981
Natural Gas (mcfpd)	151,581	157,325
Natural Gas Liquids (bblpd)	5,316	5,529

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting operating netbacks of Pengrowth for the periods indicated below:

	QUARTER ENDED
	March 31, 2004(3)	June 30, 2004(3)	September 30, 2004(3)	December 31, 2004
Light Crude Oil
Average Daily Oil Production(1) (bblpd)	21,516	20,906	20,735	20,118
Sales Price (net of hedging gains/losses) ($/bbl)	40.57	42.46	45.15	44.76
Processing and other income ($/bbl)	0.97	1.37	0.31	0.99
Royalties ($/bbl)	(4.08)	(6.58)	(10.29)	(9.65)
Amortization of injectants ($/bbl)	(2.66)	(2.54)	(2.46)	(2.67)
Production Costs (2) ($/bbl)	(8.82)	(10.32)	(9.61)	(9.40)
Operating Netback ($/bbl)	25.99	24.40	23.10	24.03

Heavy Oil
Average Daily Oil Production(1) (bblpd)	—	1,848	6,507	5,819
Sales Price (net of hedging gains/losses) ($/bbl)	—	30.19	37.96	26.99
Royalties ($/bbl)	—	(4.65)	(5.55)	(4.19)
Production Costs (2) ($/bbl)	—	(6.36)	(11.20)	(9.44)
Operating Netback ($/bbl)	—	19.18	21.21	13.36

	QUARTER ENDED
	March 31, 2004(3)	June 30, 2004(3)	September 30, 2004(3)	December 31, 2004
NGLs
Average Daily Oil Production(1) (bblpd)	4,594	6,007	5,139	5,385
Sales Price (net of hedging gains/losses) ($/bbl)	37.08	40.75	42.33	48.04
Royalties ($/bbl)	(16.77)	(11.90)	(14.19)	(19.37)
Production Costs (2) ($/bbl)	(7.56)	(8.32)	(8.17)	(7.97)
Operating Netback ($/bbl)	12.76	20.53	19.97	20.70

Natural Gas
Average Daily Natural Gas Production(1) (mcfpd)	117,348	136,142	166,618	156,621
Sales Price (net of hedging gains/losses) ($/mcf)	6.82	7.08	6.36	7.02
Processing and other income ($/mcf)	0.23	0.17	0.16	0.24
Royalties ($/mcf)	(1.16)	(1.20)	(1.27)	(1.34)
Production Costs (2) ($/mcf)	(1.15)	(1.25)	(1.35)	(1.30)
Operating Netback ($/mcf)	4.74	4.81	3.90	4.62

Notes:

(1)	Before the deduction of royalties.

(2)	Includes transportation costs.

(3)	Allocation of production costs to each product has been revised for January to September as compared to quarterly disclosure.

	QUARTER ENDED
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Barrels of Oil Equivalent(1)
Average Daily Production(2) (boepd)	45,668	51,451	60,151	57,425
Sales Price (net of hedging gains/losses) ($/boe)	40.37	41.83	40.90	42.08
Processing and other income ($/boe)	1.06	1.01	0.55	1.00
Royalties ($/boe)	(6.60)	(7.43)	(8.88)	(9.29)
Amortization of injectants ($/boe)	(1.25)	(1.03)	(0.85)	(0.94)
Production Costs (3) ($/boe)	(7.87)	(8.67)	(8.97)	(8.53)
Operating Netback ($/boe)	25.71	25.71	22.77	24.31

Notes:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

(2)	Before the deduction of royalties.

(3)	Includes transportation costs.

Production History

The annual and average daily production of crude oil, natural gas and natural gas liquids of Pengrowth Corporation, since December 31, 1997, is set out in the following table:

	Light/Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
		Average		Average		Average		Average	Average Daily
	Annual	Daily	Annual	Daily	Annual	Daily	Annual	Daily	Total
Year ended	Production(2)	Production(2)	Production(2)	Production(2)	Production(2)	Production(2)	Production(2)	Production(2)	Production(1)(2)
	(mbbls)	(bblpd)	(mbbls)	(bblpd)	(mmcf)	(mcfpd)	(mbbls)	(bblpd)	(boepd)

Dec 31, 1997	2,792	7,650	—	—	18,744	51,355	677	1,856	18,140
Dec 31, 1998	6,094	16,695	—	—	21,063	57,707	1,220	3,342	29,741
Dec 31, 1999	6,413	17,570	—	—	22,445	61,494	1,433	3,927	31,821
Dec 31, 2000	6,441	17,599	—	—	25,656	70,098	1,539	4,205	33,581
Dec 31, 2001	7,200	19,726	—	—	33,494	91,764	1,919	5,258	40,320
Dec 31, 2002	7,269	19,914	—	—	40,775	111,713	1,917	5,252	43,785
Dec 31, 2003	8,518	23,337	—	—	43,742	119,842	2,089	5,722	49,033
Dec 31, 2004	7,619	20,817	1,302	3,558	52,806	144,278	1,933	5,281	53,702

Notes:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

(2)	Before the deduction of royalties.

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

Borrowing

Pursuant to the royalty indenture, Pengrowth Corporation is permitted to borrow funds to finance the purchase of properties or for capital expenditures, to incur take or pay obligations and other burdens and encumbrances in respect of the properties, and to grant security on the properties in priority to the royalty to secure the borrowing of such funds. Pengrowth Corporation is also permitted to borrow funds to finance purchases of other classes of assets including partnership units and shares of companies. Repayment of debt shall be scheduled so as to minimize, to the extent possible, income tax payable by Pengrowth Corporation. Debt service charges (to the extent that they exceed certain revenues of Pengrowth Corporation) and taxes payable by Pengrowth Corporation are deducted in computing royalty income. At the special meeting of royalty unitholders to be held on April 26, 2005, unitholders will consider an extraordinary resolution clarifying the ability of Pengrowth Corporation to offset certain classes of income against debt service changes in the computation of the royalty.

In 2004, Pengrowth continued its policy of maintaining a conservative capital structure, capitalizing on opportunities to issue new equity when appropriate while maintaining a high distribution pay-out ratio to unit holders. At year end 2004, Pengrowth was in a strong financial position, with a long term debt to debt plus equity ratio of 0.19. Pengrowth has $375 million in committed credit facilities, which was reduced by $23 million in letters of credit outstanding at year end. In addition, Pengrowth has a $35 million demand operating line of credit. Pengrowth is well positioned to fund its 2005 development program and to take advantage of acquisition opportunities as they arise.

TRUST UNITS

The Trust Indenture

Trust units are issued under the terms of the trust indenture between Pengrowth Corporation and Computershare, as trustee. A maximum of 500,000,000 trust units may be created and issued pursuant to the trust indenture (including the Class A trust units, the Class B trust units and any trust units in the form in existence before the Reclassification that have not yet been reclassified as Class A trust units or Class B trust units), of which 153,607,000 trust units were outstanding on March 22, 2005 (comprised of 76,793,639 Class A trust units, 76,757,819 Class B trust units and 55,542 unreclassified trust units). Each trust unit represents a fractional undivided beneficial interest in Pengrowth Trust.

The trust indenture, among other things, provides for the establishment of Pengrowth Trust, the issue of trust units, the permitted investments of Pengrowth Trust, the procedures respecting distributions to unitholders, the appointment and removal of Computershare as trustee, Computershare’s authority and restrictions thereon, the calling of meetings of unitholders, the conduct of business at such meetings, notice provisions, the form of trust unit certificates and the termination of Pengrowth Trust. The trust indenture may be amended from time to time. Most amendments to the trust indenture, including the early termination of Pengrowth Trust and the sale or transfer of the property of Pengrowth Trust as an entirety or substantially as an entirety, require approval by an extraordinary resolution of the unitholders. An extraordinary resolution of the unitholders requires the approval of not less than 66 2/3% of the votes cast by unitholders at a meeting of unitholders held in accordance with the trust indenture at which two or more holders of at least 5% of the aggregate number of trust units then outstanding are represented. Computershare, as trustee, is permitted to amend the trust indenture without the consent or approval of the unitholders for certain purposes, including: (i) ensuring that Pengrowth Trust complies with applicable laws or government requirements, including satisfaction of certain provisions of the Tax Act; (ii) ensuring that additional protection is provided for the interests of unitholders as Computershare may consider expedient; and (iii) making typographical or other non-substantive changes that are not adverse to the interests of Computershare or unitholders.

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

Computershare, as trustee, shall be reappointed or replaced every two years as may be determined by a majority of the votes cast at an annual meeting of the trust unitholders. Computershare may resign upon 60 days notice to Pengrowth Corporation. Computershare may be removed by extraordinary resolution of the trust unitholders or by Pengrowth Corporation in certain specific circumstances. Such resignation or removal shall become effective upon the acceptance of appointment by a successor. The reappointment of Computershare as trustee will be considered at the annual and special meeting of trust unitholders to be held on April 26, 2005.

Redemption Right

Trust units are redeemable by Computershare, as trustee, at the request of a unitholder when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption at a redemption price equal to the lesser of: (i) 95% of the average closing price of the Class B trust units on the ten days after the trust units are surrendered for redemption and (ii) the closing price of the Class B trust units on the date the trust units are surrendered for redemption. The redemption right permits unitholders in the aggregate to redeem trust units for maximum proceeds of $25,000 in any calendar month provided that such limitation may be waived at the discretion of the board of directors of Pengrowth Corporation. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by Pengrowth Trust at the time the trust units are to be redeemed. Following the Reclassification, the price of trust units for redemption purposes is based upon the closing trading price of the Class B trust units irrespective of whether the trust units being redeemed are Class A trust units or Class B trust units.

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

Voting at Meetings of Pengrowth Corporation

The unitholders, along with holders of royalty units other than Computershare, as trustee, are entitled to voting rights at meetings of shareholders of Pengrowth Corporation on the basis of one vote for each trust unit (or royalty Unit) held in respect of all matters upon which the Business Corporations Act (Alberta) requires a shareholder vote. At the annual and special meeting of shareholders scheduled for April 26, 2005, the unitholders will consider an extraordinary resolution approving amendments to the unanimous shareholders agreement clarifying the voting rights of royalty unitholders.

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

Unitholder Limited Liability

The trust indenture, provides that no unitholder will be subject to any personal liability in connection with Pengrowth Trust or its obligations and affairs, and the satisfaction of claims of any nature arising out of or in connection therewith is only to be made out of Pengrowth Trust’s assets. Additionally, the trust indenture states that no unitholder is liable to indemnify or reimburse Computershare for any liabilities incurred by Computershare with respect to any taxes payable by or liabilities incurred by Pengrowth Trust or Computershare, and all such liabilities will be enforceable only against, and will be satisfied only out of, Pengrowth Trust’s assets. It is intended that the operations of Pengrowth Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the unitholders for claims against Pengrowth Trust. Legislation has recently been enacted in Alberta which will protect unitholders from the legal uncertainties regarding the potential liability of unitholders. See “General Development of Pengrowth Energy Trust — Recent Acquisitions, Financings and Developments — Unitholder Limited Liability”.

Special Voting Unit

In addition to the trust units, Pengrowth Trust may issue the special voting trust unit which entitles the holder thereof to a number of votes equal to the number of outstanding exchangeable shares of Pengrowth Corporation at any meeting of the unitholders. The special voting trust unit is not entitled to receive distributions from Pengrowth Trust. The special voting trust unit is intended to provide voting rights to the holders of exchangeable shares of Pengrowth Corporation equivalent to the voting rights attached to trust units. As of the date hereof, the special voting trust unit has not been issued.

Trust Unit Reclassification

On July 27, 2004 Pengrowth implemented the Reclassification whereby the existing outstanding trust units were reclassified into Class B trust units and the Class B trust units held by non-residents of Canada were converted into Class A trust units (with the exception of trust units held by holders who did not provide a residency declaration to Computershare which remained unchanged pending receipt of a suitable residency declaration).

Background

Maintaining its status as a mutual fund trust under the Tax Act is of fundamental importance to Pengrowth Trust. The consequences of the loss of this status are described under “Risk Factors”. If Pengrowth Trust ceases to qualify as a mutual fund trust it will adversely affect the value of the trust units. Pengrowth implemented the Reclassification to enable Pengrowth Trust to manage its level of ownership by non-residents of Canada in conjunction with the rules governing mutual fund trusts. Early in the year it had become apparent that the level of non-resident ownership of Pengrowth Trust had risen from approximately 8% at the time of listing on the New York Stock Exchange in April 2002 to a level approaching 50%. The level of non-resident ownership rose further to approximately 56% by the date of the implementation of the Reclassification.

Generally speaking, the Tax Act provides that a Trust will permanently lose its mutual fund trust status if it is established or maintained primarily for the benefit of non-residents of Canada (which is generally interpreted to mean that the majority of Unitholders must be non-residents of Canada) (the “Benefit Test”), unless at all times after February, 21, 1990, “all or substantially all” of the Trust’s property consisted of property other than taxable Canadian property (the “TCP Exception”). For reasons that may be unique to Pengrowth Trust, it was not clear that Pengrowth Trust could rely on the TCP Exception and the Board of Directors recommended that Reclassification to enable Pengrowth Trust to manage the level of non-resident ownership on an ongoing basis.

The Federal Budget tabled by the Minister of Finance on March 23, 2004 proposed several changes to Subsection 132(7) of the Tax Act to the effect that the TCP Exception would generally no longer be available to royalty trusts after December 31, 2004. On April 22, 2004, Pengrowth Trust sought and obtained the approval of its Unitholders for the Reclassification to enable Pengrowth Trust to satisfy the Benefit Test by providing a mechanism to ensure that the majority of trust units, distributions, votes and entitlements to the capital of Pengrowth Trust would be held by residents of Canada. The Reclassification was implemented by Pengrowth Trust on July 27, 2004.

On November 26, 2004, Pengrowth Trust received a customary form of comfort letter from the Department of Finance (Canada) (the “November Finance Letter”) stating that the Department of Finance will recommend to the Minister of Finance that an amendment be made to the TCP Exception that would clarify Pengrowth Trust’s ability to rely upon the TCP Exception and would effectively remove any significant risk regarding the status of Pengrowth Trust as a mutual fund trust. The November Finance Letter is subject to acceptance of the recommendations therein by the Minister of Finance and Parliament, which Pengrowth Trust believes is reasonable to assume will occur.

On December 6, 2004, the Minister of Finance tabled a Notice of Ways and Means Motion in the House of Commons to implement measures proposed in the March 23, 2004 Federal Budget. However, the changes to the mutual fund trust provisions proposed in the March 23, 2004 Federal Budget to remove the TCP Exception were not included. The Minister of Finance indicated that further discussions would be pursued with the private sector concerning the appropriate tax treatment of non-residents investing in resource property through mutual funds. Therefore, uncertainty remains as to whether or not the TCP Exception will be available to royalty trusts such as Pengrowth Trust indefinitely.

The February 23, 2005 Federal Budget contained no new provisions in respect of the residency restrictions on mutual fund trusts. Legislative amendments may be proposed by the Department of Finance following a period of consultation with the private sector. The timing or impact of any legislative amendments cannot be predicted. The Board of Directors has recommended that Pengrowth Trust maintain maximum possible flexibility to respond appropriately to legislative amendments as they occur. In the interim, maintaining the Class A trust unit and Class B trust unit structure;

•	provides Pengrowth Trust with certainty as to its mutual fund trust status provided that Pengrowth Trust achieves a non-resident ownership level at or beneath 49.75% by June 1, 2005 in accordance with an advantage tax ruling pertaining to Pengrowth Trust;

•	allows Pengrowth Trust to gain access to international capital markets through the sale of Class A trust units.

It is possible that the Federal Government may remove all residency restrictions with respect to mutual fund trusts at some future time without imposing any significant tax penalties related to non-resident ownership. If such event should occur, the Board of Directors may determine, based upon market circumstances as they exist at that time or other factors, that it is in the best interests of all Unitholders to: (a) remove the residency restrictions pertaining to the holding of Class B trust units, (b) permit a free conversion of Class B trust units to Class A trust units, (c) permit the consolidation of the trust unit capital of Pengrowth Trust, or (d) take such other action as the Board of Directors may consider appropriate.

At the annual and special meeting of holders of trust units scheduled for April 26, 2005, the unitholders will be asked to consider an extraordinary resolution authorizing the Board of Directors on behalf of Pengrowth Corporation as administrator of Pengrowth Trust, to make amendments to the Trust Indenture at the discretion of the Board of Directors to change the rights pertaining to Class A trust units and Class B trust units. The power and authority proposed to be granted to the Board of Directors as described above provides broad and extraordinary powers to the Board of Directors. While the Board of Directors intends to exercise such discretion, if at all, in a manner it believes is in the best interests of Pengrowth Trust and the trust unitholders, the consequences of any exercise of discretion may differ as between classes of Trust Unitholders and may effect the market price or value of the Class A trust units and the Class B trust units, and such effect may be significantly different as between the Class A trust units and the Class B trust units. Any exercise by the Board of Directors of this discretion in a manner that amends the provisions attending to the Trust Units, including the consolidation of the Trust Units into a single class, would be subject to all required regulatory approvals. In respect of the consolidation of the Trust Units into a single class, the exercise by the Board of Directors of this discretion would also be subject to the receipt of comfort, in the form of an advance tax ruling or advice from Pengrowth’s legal counsel satisfactory to the Board of Directors, that there would be no adverse tax consequences to holder of Class A trust units or Class B trust units as a result of the consolidation.

The trust indenture currently defines the “Ownership Threshold” to mean a number of Class A trust units issued and outstanding at any point of time equalling 99% of the number of Class B trust units issues and outstanding at such time (equivalent to 49.75% of all outstanding trust units). The Trust Indenture stipulates that the number of outstanding Class A trust units cannot exceed the Ownership Threshold after an enforcement date, which is December 31, 2004, or such later date by which Pengrowth Trust must comply with the Ownership Threshold as may be specified in any advance ruling issued by Canada Revenue Agency in respect of the reclassification of the trust units. An advance tax ruling was provided by the Canada Revenue Agency on July 26, 2004 that stipulated that the Ownership Threshold should be achieved by December 31, 2004. On December 1, 2004, Pengrowth Trust

received an amended tax ruling stipulating that the requirement to achieve the Ownership Threshold had been extended to June 1, 2005 (the “December Advance Tax Ruling”).

As of December 31, 2004, Pengrowth Trust had 152,972,555 outstanding trust units comprised of 76,792,759 Class A trust units, 76,106,471 Class B trust units and 73,325 unreclassified trust units. As at March 22, 2005, there were 153,607,000 outstanding trust units comprised of 76,793,639 Class A trust units, 76,757,819 Class B trust units and 55,542 unreclassified trust units. No additional Class A trust units are being issued by Pengrowth Trust at this time other than as appropriate to correct errors made with respect to the allocation of Class A trust units and Class B trust units as of the effective date of the Reclassification. Accordingly, approximately 863,716 additional Class B trust units must be issued in order to achieve the Ownership Threshold. Additional Class B trust units are being issued from time to time as a result of the operation of the distribution reinvestment plan and Pengrowth’s other incentive plans. It is anticipated that approximately 462,098 additional Class A trust units and approximately 3,888,205 additional Class B trust units will be issued pursuant to the Crispin Arrangement, which is expected to be completed prior to the end of April, 2005. As a result of that transaction and the operation of the Pengrowth Plans, it is likely but cannot be assured, that the Ownership Threshold will be achieved prior to June 1, 2005.

It is desirable to achieve the Ownership Threshold by June 1, 2005 in order that Pengrowth Trust can continue to rely upon the December Advance Tax Ruling. The December Advance Tax Ruling states, in effect that Pengrowth Trust will continue to be a mutual fund trust it if meets the Ownership Threshold prior to June 1, 2005 and was a mutual fund trust prior to that date. The December Advance Tax Ruling also states, in effect, that there are no adverse tax consequences in Canada to the Reclassification. Whether or not the Ownership Threshold is achieved representatives of the Department of Finance have advised Pengrowth Trust that the November Finance Letter remains effective and that the representations contained in the November Finance Letter will be introduced in Parliament in 2005 in connection with technical amendments to the Tax Act.

Key Features of the Trust Units

The key features of the Class A trust units and the Class B trust units are as follows:

Class A Trust Units

•	are not subject to any residency restriction;

•	are subject to a restriction on the number to be issued such that the total number of issued and outstanding Class A trust units will not exceed 99% of the number of issued and outstanding Class B trust units (after an initial implementation period) (the “Ownership Threshold”);

•	may be converted by a holder at any time into Class B trust units provided that the holder is a resident of Canada and provides a suitable residency declaration;

•	trade on both the TSX and NYSE; and

•	have identical rights to voting, distributions and assets of Pengrowth Trust on a wind-up to the Class B trust units.

Class B Trust Units

•	may not be owned or controlled, directly or indirectly, otherwise than by security only, by non-residents of Canada;

•	trade only on the TSX;

•	may be converted by a holder into Class A trust units, provided that the Ownership Threshold will not be exceeded (see “General Development of Pengrowth Energy Trust — Recent Acquisitions,

Financings and Developments — Conversion of Class B Trust Units into Class A Trust Units”); and

•	have identical rights to voting, distributions and assets of Pengrowth Trust on a wind-up to the Class A trust units.

A resident of Canada for the purposes of the Tax Act generally includes a person who is resident, for taxation purposes, in Canada based on such factors as physical location, personal and economic ties, citizenship, place of domicile and place of incorporation or establishment. In general, a person will be a resident of Canada if the person is required to file tax returns in Canada and is subject to Canadian tax on worldwide income as a Canadian resident. If you are uncertain as to your residency for the purposes of the Tax Act and any applicable income tax treaty or convention, you should consult with your tax advisors.

Ownership of Class B Trust Units Restricted

The following procedures have been adopted to monitor and constrain the ownership of Class B trust units by non-residents of Canada:

•	The Canadian Depository for Securities Limited (“CDS”) has been advised that it is prohibited from holding Class B trust units on behalf of non-residents. Pengrowth Corporation will require participants in the book-based system to provide a participant declaration on a periodic basis to ensure that no non-resident of Canada owns any Class B trust units;

•	Depository Trust Company (“DTC”) is not be permitted to hold Class B trust units;

•	a residency declaration is required for any proposed registered transfer of Class B trust units; and

•	a residency declaration is required for any proposed conversion of Class A trust units into Class B trust units.

These rules and procedures may be amended from time to time by Pengrowth Trust and Computershare.

Violation of Ownership Provisions

At the annual and special meeting of holders of trust units Scheduled for April 26, 2005, it is proposed that the trust unitholders pass an extraordinary resolution extending the date by which the Ownership Threshold must be achieved to June 1, 2006 or such later date as determined by the Board of Directors in its sole discretion. If the extraordinary resolution is passed and the Ownership Threshold is not achieved by June 1, 2005, Pengrowth Trust will rely on the November Finance Letter in respect to Pengrowth Trust’s status as a mutual fund trust and the enforcement actions set out below will not be necessary.

If it appears from the securities registers, or if the Board of Directors of Pengrowth Corporation determines that, the number of issued and outstanding Class A trust units exceeds the Ownership Threshold, from and after June 1, 2005, or such other enforcement date that may be set in accordance with unitholder approval, Pengrowth Trust may make a public announcement of the contravention and shall refuse to accept subscriptions for Class A trust units or accept conversions of Class B trust units into Class A trust units. In addition, if the Board of Directors of Pengrowth Corporation determines that it would not be unfairly prejudicial to, and would not unfairly disregard the interests of, persons beneficially owning or controlling Class A trust units, Pengrowth Trust shall send a notice to the registered holders of Class A trust units chosen on the basis of inverse order of registration requiring such holders to dispose of their Class A trust units and pending such disposition may suspend all rights of ownership attached to such trust units (including the right to receive distributions). Any such disposition notice will specify in reasonable detail: (i) the nature of the contravention of the Ownership Threshold; (ii) the number of Class A trust units that are in excess of the Ownership Threshold; (iii) a date, which shall not be less than 60 days after the date of the notice, by which the Class A trust units are to be (A) sold or otherwise disposed of to a person who is not a non-resident of Canada and who concurrently agrees to convert such units into Class B trust units or (B) if the holder is not a non-resident of Canada, converted into Class B trust units; and (iv) state that unless the holder complies, Pengrowth Trust may sell or redeem the excess Class A trust units held by such holder. If a holder of Class A trust units fails to comply with such notice, Pengrowth Trust may elect to sell, on behalf of the registered holder, the excess Class A trust units on its principal stock exchange and pay to the holder the net proceeds of the sale after deduction of any commission, tax or other costs of sale. In addition, if the holder fails to comply with the notice, and Pengrowth Trust determines that a sale of the excess Class A trust units would be impracticable or have a material adverse effect on the market value of the Class A trust units, Pengrowth Trust shall elect to repurchase or redeem the excess Class A trust units, without providing further notice. The repurchase or redemption price to be paid for such excess Class A trust units will be the 10 day average closing price of the Class B trust units on their principal stock exchange.

If it appears from the securities registers, or if the Board of Directors of Pengrowth Corporation determines that, a person that is a non-resident of Canada holds or beneficially owns any Class B trust units, Pengrowth Trust shall send a notice to the registered holder(s) of the Class B trust units requiring such holder(s) to dispose of the Class B trust units and pending such disposition may suspend all rights of ownership attached to such trust units (including the right to receive distributions). Any such disposition notice would specify in reasonable detail: (i) the number of trust units held by such holder; (ii) a date, which shall not be less than 60 days after the date of the notice, by which the Class B trust units are to be sold or otherwise disposed of to a person who is not a non-resident of Canada (and does not hold on behalf of any person who is a non-resident of Canada), or by which the holder must provide a declaration that they are not a non-resident of Canada; and (iii) state that unless the holder complies, Pengrowth Trust may sell or redeem the Class B trust units held by such holder. If the holder of Class B trust units fails to comply with such notice, Pengrowth Trust may elect to sell, on behalf of the registered holder, the Class B trust units on its principal stock exchange and pay to the holder the net proceeds of the sale after deduction of any commission, tax or other costs of sale. In addition, if the holder fails to comply with the notice, and Pengrowth Trust determines that a sale of the excess Class B trust units would be impracticable or have a material adverse effect on the market value of the Class B trust units, Pengrowth Trust may elect to repurchase or redeem the excess Class B trust units, without providing further notice. The repurchase or redemption price to be paid for such Class B trust units will be the 10 day average closing price of the Class B trust units on their principal stock exchange.

Exclusionary Offers

If an offer is made to purchase Class A trust units that must, by reason of securities legislation or stock exchange requirements, be made to all or substantially all of the owners of Class A trust units and such offer is not made concurrently with an offer to purchase Class B trust units that is identical to the offer to purchase Class A trust units in terms of price per trust unit and in all other material respects, then each outstanding Class B trust unit shall be convertible into one Class A trust unit at the option of the holder thereof from the day the offer is made until the expiry date of the offer. In these circumstances, the Ownership Threshold would temporarily cease to apply in respect of the Class A trust units. An election of the holder of Class B trust units to exercise this conversion right shall also be deemed to also constitute the irrevocable election by the holder to deposit such units pursuant to the offer and to exercise a right of the holder to convert such units back into Class B trust units if such units are not taken up and paid for under the offer.

If an offer is made to purchase Class B trust units that must, by reason of securities legislation or stock exchange requirements, be made to all or substantially all of the owners of Class B trust units and such offer is not made concurrently with an offer to purchase Class A trust units that is identical to the offer to purchase Class B trust units in terms of price per trust unit and in all other material respects, then each outstanding Class A trust unit shall be convertible into one Class B trust unit at the option of the holder thereof. In these circumstances, the restriction on the ownership of Class B trust units by non-residents of Canada would temporarily cease to apply in respect of such Class B trust units. An election of the holder of Class A trust units to exercise this conversion right shall also be deemed to also constitute the irrevocable election by the holder to deposit such units pursuant to the offer and to exercise a right of the holder to convert such units back into Class A trust units if such units are not taken up and paid for under the offer.

In order to ensure that compliance with the “coat-tail” requirements of the TSX would not jeopardize Pengrowth’s mutual fund trust status, the trust indenture restricts the operation of these provisions to ensure that the Ownership Threshold cannot be violated by providing that in respect of exclusionary offers made for only one class of trust units:

•	holders of Class A trust units do not have the right to convert Class A trust units to Class B trust units where an exclusionary offer is made for the Class B trust units if the offeror is a non-resident of Canada (this would not be a valid offer because a non-resident is not permitted to hold Class B trust units);

•	where Class B trust units are converted to Class A trust units upon an exclusionary offer being made for the Class A trust units, those units will be immediately converted back to Class B trust units upon being taken up and paid for to preserve the relative number of Class A trust units and Class B trust units outstanding both before and after the bid (even if the offeror is a non-resident of Canada and Pengrowth will have all of the remedies described above against such offeror);

•	if a non-resident acquires 10% or more of the outstanding Class A trust units (including Class A trust units issued on the conversion of Class B trust units) the non-resident shall not be entitled to vote or receive distributions in respect to all of such units. These sanctions provide a strong disincentive for a non-resident to make an exclusionary offer for Class A trust units;

•	if Class A trust units or Class B trust units are tendered to an exclusionary offer for the Class B trust units or the Class A trust units, respectively, the deemed conversion of such units is delayed until the take-up of the units pursuant to the offer and not before; and

•	if an exclusionary offer is withdrawn or expires, or trust units that are tendered to an exclusionary offer are withdrawn, no conversion will occur.

THE ROYALTY INDENTURE

Royalty Units

Royalty units are issued under the terms of the royalty indenture. A maximum of 500,000,000 royalty units can be created and issued pursuant to the royalty indenture. The royalty units represent fractional undivided interests in the royalty, consisting of a 99% share of “royalty income”.

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

The holders of royalty units other than the trustee are currently entitled to vote at shareholder meetings of Pengrowth Corporation on the basis of one vote for each royalty unit held, subject to clarifications to those voting rights that will be considered at the annual and special meeting of shareholders scheduled for April 26, 2005.

At the special meeting of royalty unitholders held on April 22, 2004, amendments to the royalty indenture were approved by the unitholders to facilitate the issuance of exchangeable shares by Pengrowth Corporation. See “Exchangeable Shares”.

The Royalty

The royalty consists of a 99% share of “royalty income”. Under the terms of the Royalty Indenture, Pengrowth Corporation is entitled to retain a 1 percent share of “royalty income” and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2004 and 2003, this Residual Interest, as computed, did not result in any income being retained by Pengrowth Corporation. The royalty indenture provides that “royalty income” means the aggregate of any special distributions and gross revenue less, without duplication, the aggregate of the following amounts:

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

EXCHANGEABLE SHARES

At the shareholders’ meeting and royalty unitholders’ meeting conducted on April 22, 2004, amendments to the Unanimous Shareholder Agreement were approved to facilitate the issuance of exchangeable shares. The amendments approved will give the Board of Directors greater flexibility to issue a series of exchangeable shares of Pengrowth Corporation which could meet Pengrowth Corporation’s objectives of creating a security that is economically similar to trust units, marketable in Canada, the United States and internationally, with favourable income tax consequences in the offered jurisdictions and that can be issued by Pengrowth Trust without exceeding the residency restrictions under the mutual fund trust requirements of the Tax Act. Among other things, exchangeable shares may provide a valuable alternative source of equity to Pengrowth Corporation to finance ongoing capital commitments of Pengrowth Corporation, new acquisitions and for other general corporate purposes. The exchangeable shares will be securities of Pengrowth Corporation that have rights upon a liquidation, wind-up or dissolution of Pengrowth Corporation (a “Liquidation Event”) that are economically similar to the rights of trust unitholders under the Trust Indenture and Royalty Indenture, except in relation to assets other than royalty units that may be held by Pengrowth Trust and the impact of general claims against Pengrowth Corporation. As a result of the amendments approved, exchangeable shares will have the same rights as the rights of the holders of common shares of Pengrowth Corporation to vote, to dividends or to share splits in lieu of dividends and to the assets of Pengrowth Corporation upon the occurrence of a Liquidation Event.

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

DISTRIBUTIONS

We make monthly payments to our unitholders on the 15th of each month or the first business day following the 15th. The record date for any distribution is ten business days prior to the distribution date. In accordance with stock exchange rules, an ex-distribution date occurs two trading days prior to the record date to permit time for settlement of trades of securities and distributions must be declared a minimum of seven trading days before the record date.

Actual distributions paid or declared per trust unit for each quarter for the preceding five fiscal years were as follows:

	Actual Distributions Paid or Declared Per Trust Unit
	2004	2003	2002	2001	2000
First Quarter	$0.63	$0.75	$0.41	$1.14	$0.89
Second Quarter	0.64	0.67	0.54	0.83	0.83
Third Quarter	0.67	0.63	0.52	0.63	0.96
Fourth Quarter	0.69	0.63	0.60	0.41	1.11

Total	$2.63	$2.68	$2.07	$3.01	$3.79

All amounts distributed to unitholders from the inception of Pengrowth Trust to December 31, 2004 have been treated as a return of capital, except that in 1996, 1999, 2000, 2001, 2002, 2003 and 2004 respectively, Pengrowth Trust had taxable income per trust unit of $0.2044, $0.6742, $1.9831, $1.7951, $0.4252, $1.4692 and $1.4328 respectively, which was allocated to unitholders representing 12.2%, 30.4%, 55.8%, 51.4%, 22.0%, 55.2% and 55.3% of total cash distributions for those years. For Canadian residents, amounts which are treated as a return of capital generally are not required to be included in a unitholder’s income but such amounts will reduce the adjusted cost base to the unitholder of the trust units.

At the special meeting of the royalty unitholders of Pengrowth Corporation held on April 23, 2002, the royalty unitholders approved the amendment of the royalty indenture to permit the board of directors of Pengrowth Corporation to establish a holdback, within Pengrowth Corporation, of up to 20% of its gross revenue if the board of directors of Pengrowth Corporation determines that it would be advisable to do so in accordance with prudent business practices to provide for the payment of future capital expenditures or for the payment of royalty income in any future period. Subsequent to this royalty unitholder action, the board of directors of Pengrowth Corporation authorized the establishment of a holdback to fund future capital obligations and future payments of royalty income to Pengrowth Trust comprised of funds retained within Pengrowth Corporation in an amount equivalent to approximately 10% of the distributable cash of Pengrowth Trust calculated as if the reserve had not been established.

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

MARKET FOR SECURITIES

Prior to the reclassification that occurred at 5:00 p.m. Eastern Daylight Time on July 27, 2004, our outstanding trust units were listed and posted for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). After July 27, 2004, our Class A trust units are listed on both the TSX and the NYSE under the symbols “PGF.A” and “PGH”, respectively, and our Class B trust units are listed on the TSX under the symbol “PGF.B”.

TRADING OF TRUST UNITS PRIOR TO THE RECLASSIFICATION

	Toronto Stock Exchange				New York Stock Exchange
	Share Price Range				Share Price Range
	High	Low	Close	Volume	High	Low	Close	Volume

	(Canadian $ per trust unit)			(thousands)	(U.S. $ per trust unit)			(thousands)
2004

January	21.25	18.00	18.56	10,154	16.60	13.75	14.03	15,248
February	19.20	15.55	19.00	10,223	14.31	12.10	14.22	12,077
March	19.72	17.01	17.98	10,242	14.73	12.76	13.70	9,574
April	18.51	17.70	18.10	8,645	13.92	13.00	13.18	9,508
May	18.40	16.15	17.81	5,128	13.47	11.62	13.13	7,071
June	19.15	17.61	18.67	4,372	14.24	12.99	13.98	5,615
July (to July 27)	19.75	18.52	19.42	3,554	14.95	13.84	14.64	5,797

TRADING OF CLASS A TRUST UNITS AFTER THE RECLASSIFICATION

	Toronto Stock Exchange				New York Stock Exchange
	Share Price Range				Share Price Range
	High	Low	Close	Volume	High	Low	Close	Volume

	(Canadian $ per trust unit)			(thousands)	(U.S. $ per trust unit)			(thousands)
2004

July (from July 28)	20.00	19.26	19.91	99	14.95	14.40	14.95	843
August	20.50	19.10	20.50	508	15.81	14.52	15.70	7,363
September	24.19	20.19	22.67	1,065	18.94	15.51	17.93	12,995
October	23.90	20.03	21.23	1,004	18.99	15.85	17.44	13,372
November	24.45	20.22	24.12	725	20.59	16.65	20.37	8,306
December	26.33	21.54	24.93	878	21.24	18.00	20.82	9,496

TRADING OF CLASS B TRUST UNITS AFTER THE RECLASSIFICATION

	Toronto Stock Exchange
	Share Price Range
	High	Low	Close	Volume

	(Canadian $ per trust unit)			(thousands)
2004

July (from July 28)	20.00	18.52	18.85	410
August	19.06	18.03	18.20	1,463
September	19.75	18.17	18.87	3,715
October	20.04	18.40	18.89	4,940
November	19.25	17.51	19.05	3,557
December	19.60	18.00	18.50	7,511

DIRECTORS AND OFFICERS

Pengrowth Trust does not have any directors or officers. The following is a summary of information relating to the directors and officers respectively of Pengrowth Management, Manager of Pengrowth Corporation and Pengrowth Trust, and of Pengrowth Corporation, the administrator of Pengrowth Trust.

Directors and Officers of Pengrowth Management

The name, municipality of residence, position held and principal occupation of each director and officer of Pengrowth Management are set out below:

Name and
Municipality of Residence	Position with Pengrowth Management	Principal Occupation
James S. Kinnear Calgary, Alberta	President and Director (since 1982)	President, Pengrowth Management Limited

Gregory S. Fletcher Calgary, Alberta	Director (since 1988)	President, Sierra Energy Inc.

Gordon M. Anderson Calgary, Alberta	Vice President, Financial Services (since 2001) Vice President, Treasurer (1998-2001) Treasurer (1995-1998)	Vice President, Financial Services Pengrowth Management Limited

Charles V. Selby Calgary, Alberta	Corporate Secretary (since 1993)	Lawyer, Selby Professional Corporation Principal, Ikon Strategies Inc.

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

Directors and Officers of Pengrowth Corporation

The name, municipality of residence, position held and principal occupation of each director and officer of Pengrowth Corporation are set out below:

Name and
Municipality of			Trust Units of Controlled or
Residence	Position with Pengrowth Corporation	Principal Occupation	Beneficially Owned(1)(2)
James S. Kinnear Calgary, Alberta	President, Chairman, Director and Chief Executive Officer (since 1988)	President, Pengrowth Management Limited	3,700,229

Stanley H. Wong(4) Calgary, Alberta	Director (since 1988)	President, Carbine Resources Ltd. a private oil and gas producing and engineering consulting company	46,576

John B. Zaozirny(5) Calgary, Alberta	Director (since 1988)	Counsel, McCarthy Tétrault, Barristers and Solicitors	36,362

Thomas A. Cumming(3)(5) Calgary, Alberta	Director (since 2000)	Business Consultant	6,678

Michael S. Parrett(3)(5) Aurora, Ontario	Director (since 2004)	Business Consultant	4,000

Name and
Municipality of			Trust Units of Controlled or
Residence	Position with Pengrowth Corporation	Principal Occupation	Beneficially Owned(1)(2)
William R. Stedman(3)(4) Calgary, Alberta	Director (since 2004)	Chairman and Chief Executive Officer, ENTx Capital Corporation	5,000

Gordon M. Anderson Calgary, Alberta	Vice President (since 2001) Vice President, Treasurer (1997-2001), Treasurer (1995-1997) Chief Financial Officer (1991-1998)	Vice President, Financial Services, Pengrowth Management Limited	37,626

Henry D. McKinnon Calgary, Alberta	Vice President, Operations (since 2000)	Vice President, Operations Pengrowth Corporation	12,733

Lynn Kis Calgary, Alberta	Vice President, Engineering (since 2001)	Vice President, Engineering Pengrowth Corporation	27,178

Charles V. Selby Calgary, Alberta	Corporate Secretary (since 1993)	Lawyer, Selby Professional Corporation Principal, Ikon Strategies Inc.	125,622

Chris Webster Calgary, Alberta	Chief Financial Officer (since 2005)	Chief Financial Officer Pengrowth Corporation	11,176

Lianne Bigham Calgary, Alberta	Controller (since 1996)	Controller Pengrowth Corporation	100,019

Notes:

(1)	Does not include trust units issuable upon the exercise of outstanding trust unit options or trust unit rights.

(2)	As at March 9, 2004.

(3)	Member of Audit Committee.

(4)	Member of Reserves Committee.

(5)	Member of Corporate Governance/Compensation Committee.

(6)	In addition, Mr. Kinnear exercises control over 13,152 royalty units which are held by Pengrowth Management Limited.

(7)	In addition, Mr. Wong exercises control over 3,288 royalty units held by Carbine Resources Ltd.

As at March 29, 2005, the foregoing directors and officers, as a group, beneficially, owned, directly or indirectly, 4,113,199 trust units or approximately 2.7% of the issued and outstanding trust units and held options and rights to acquire a further 1,014,035 trust units. Assuming exercise of all options and rights, the foregoing directors and officers, as a group, would beneficially own, directly and indirectly, 5,127,234 trust units or approximately 3.3% of the then issued and outstanding trust units. The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective individuals.

The term of each director expires at the next annual meeting of unitholders. The next annual meeting of unitholders is currently scheduled to be held on April 26, 2005.

Each of the foregoing directors and officers has had the same principal occupation for the previous five years except for Mr. Cumming who was President of the Alberta Stock Exchange from 1988 to 1999; Michael S. Parrett who was Vice-President and Chief Financial Officer of Rio Algom Limited from 1991 to 2000, Vice-President, Strategic Development and Joint Ventures of Rio from 1999 to 2000, President of Rio from 2000 to 2001; William R. Stedman who was President and CEO of Pembina Pipeline Corporation from 1997 to 1999; Lynn Kis who was General Manager, Engineering from 1998 to 2001; and Chris Webster who was Vice President, Treasurer from September 30, 2004 to 2005, Treasurer from 2001 to September 30, 2004, Manager, Operations Accounting from 2000 to 2001 and Team Leader, Marketing Accounting and Treasury, Union Pacific Resources Inc. from 1996 to 2000.

Messrs. A. Terence Poole and Kirby L. Hedrick have been nominated for election as directors at the annual meeting of unitholders on April 26, 2005. Mr. Poole is a Chartered Accountant who received his Bachelor of Commerce degree from Dalhousie University in 1965. Mr. Poole would be considered to be a financial expert for the purpose of the Sarbanes-Oxley Act of 2002 with extensive senior financial management, accounting, capital and debt market experience. He is presently Executive Vice President, Corporate Strategy and Development of Nova Chemicals Corporation. Mr. Hedrick is an engineer who received his Bachelor of Science in Mechanical Engineering (summa cum laude) from the University of Evansville, Indiana in 1975. He completed the Stanford Executive Program in 1997 and the Stanford Corporate Governance Program in 2003. Prior to retiring in 2000 as Executive Vice

President Upstream of Phillips Petroleum, Mr. Hedrick had a varied 25-year career with Phillips in the United States and internationally.

Corporate Cease Trade Orders or Bankruptcies

No current or proposed director, officer or controlling securityholder of Pengrowth or Pengrowth Management is as at the date of this annual information form or has been, within the past 10 years before the date hereof, a director or officer of any other issuer that, while that person was acting in that capacity:

(i)	was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(ii)	was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No current or proposed director, officer or controlling securityholder of Pengrowth or Pengrowth Management has, within the past 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person’s assets.

Penalties or Sanctions

No current or proposed director, officer or controlling securityholder of Pengrowth or Pengrowth Management has:

(i)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than: (i) penalties for late filing of insider reports; and (ii) Mr. Selby, the Corporate Secretary of the Corporation, and other directors of AltaCanada Energy Corp. entered into a settlement agreement in 1998 with the Alberta Securities Commission in regard to the application of rules governing junior capital pool companies to drilling expenses assumed by the directors on behalf of the Company; or

(ii)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE

The Audit Committee is appointed annually by the Board of Directors. The responsibilities and duties of the Audit Committee are set forth in the Audit Committee Charter attached hereto as Appendix C.

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, as defined in Multilateral Instrument 52-110 — Audit Committees, whether such member is financially literate, in that they are able to read and understand a set of financial statements that represents the breadth and level of complexity of accounting issues that can reasonably be expected to arise in Pengrowth’s financial statements, and the relevant education and experience of such member:

Name	Independent	Financially Literate	Relevant Education and Experience
Thomas A. Cumming	Yes	Yes	Mr. Cumming was President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool, and serves as a Director of the Canadian Investor Protection Fund, the Alberta Capital Market Foundation and Western Lakota Energy Services Inc. Mr. Cumming is a professional engineer and holds a Bachelor of Applied Science degree in Engineering and Business.

Michael S. Parrett	Yes	Yes	Mr. Parrett is currently an independent consultant providing advisory service to various public companies in Canada and the United States. Mr. Parrett is a member of the Board of Fording Inc. and is serving as a Trustee for Fording Canadian Coal Trust as well as a board member of Gabriel Resources Limited. He formerly was President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. Mr. Parrett is a chartered accountant and holds a Bachelor of Arts in Economics from York University.

William R. Stedman	Yes	Yes	Mr. Stedman has been the Chairman and CEO of ENTx Capital Corporation a private venture capital firm, since its inception in 2001. He currently sits on the Board of Directors of a number of private companies and on four publicly traded companies: Innicor Subsurface Technologies, Keyspan Facilities Income Fund, Masters Energy, Inc., and most recently Pengrowth Corporation. Prior to co-founding ENTx, Mr. Stedman was President and CEO of Pembina Pipeline Corporation, and played an important role in building Pembina Corporation into a substantial Canadian oil and gas exploration and production and liquids pipeline company. Mr. Stedman holds a Masters of Business Administration from Harvard Business School (1982), a Bachelor of Civil Engineering (with Distinction) from McGill University (1975), and a Bachelor of Science from Dalhousie University (1973).

Principal Accountant Fees and Services

The following table provides information about the aggregate fees billed to Pengrowth for professional services rendered by KPMG LLP during fiscal 2004 and 2003:

	2004	2003
Category	$M	$M
Audit Fees	$624	$253
Audit Related Fees	nil	nil
Tax Fees	$102	$84
All Other Fees	$6	$26

Total	$732	$363

Audit Fees. Audit fees consist of fees for the audit of Pengrowth’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees normally include due diligence reviews in connection with acquisitions, research of accounting and audit-related issues and the completion of audits required by contracts to which Pengrowth is a party.

Tax Fees. During 2004 and 2003 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for Pengrowth and its subsidiaries, tax advice and planning and commodity tax consultation.

All Other Fees. During 2004 and 2003 the services provided in this category included consultation regarding the US Sarbanes Oxley Act and internal controls.

Pre-approval Policies and Procedures

Pengrowth has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by KPMG LLP: The audit committee approves a schedule which summarizes the services to be provided that the audit committee believes to be typical, recurring or otherwise likely to be provided by KPMG LLP. The schedule generally covers the period between the adoption of the schedule and the end of the year, but at the option of the audit committee, may cover a shorter or longer period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that (i) the audit committee knows precisely what services it is being asked to pre-approve and (ii) it is not necessary for any member of Pengrowth’s management to make a judgment as to whether a proposed service fits within the pre-approved services. Services that arise that were not contemplated in the schedule must be pre-approved by the audit committee chairman or a delegate of the audit committee. The full audit committee is informed of the services at its next meeting.

Pengrowth has not approved any non-audit services on the basis of the de minimis exemptions. All non-audit services are pre-approved by the Audit Committee in accordance with the pre-approval policy referenced herein.

RISK FACTORS

If any of the following risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, our trust units. As a result, the trading price of our trust units could decline, and you could lose all or part of your investment. Additional risks are described under the heading “Business Risks” in the Management’s Discussion Analysis appearing on page 73 of Pengrowth Trust’s Annual Report 2004.

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

Pengrowth Corporation has issued US$200 million in term debt due in two tranches, the first tranche of US$150 million is due in April 2010 and the second tranche of US$50 million is due in April 2013. Pengrowth also has a $375 million revolving credit facility syndicated among eight financial institutions in place until May 30, 2005. The $375 million facility has a 364 day revolving period and should it not be renewed on May 30, 2005, it will be repayable over a two year period. Pengrowth also has a $35 million demand operating line of credit. We draw upon these credit facilities from time to time to make acquisitions of oil and natural gas properties and to fund capital investments in our properties. We pay interest at fluctuating rates with respect to a portion of our outstanding debt under our existing credit facilities. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount Pengrowth is required to apply to service its debt. Certain covenants in the agreements with our lenders may also limit the amount of the royalty paid by Pengrowth Corporation to Pengrowth Trust and the distributions paid by us to our unitholders. We cannot assure you that the amount of our credit facility will be adequate for our future financial obligations or that we will be able to obtain additional funds. If we become unable to pay our debt service charges or otherwise cause an event of default to occur, our lenders may foreclose on or sell the properties. The net proceeds of any such sale will be allocated firstly, to the repayment of our lenders and other creditors and only the remainder, if any, would be payable to Pengrowth Trust by Pengrowth Corporation in respect of the royalty.

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

Some of the SOEP reservoirs have proved to be more complex than originally expected. Faulting at Venture and other fields has caused compartmentalization and a reduction in gas recovery. Alma and South Venture are in the early stages of recovery so future recovery could change materially affecting our interests. No assurance can be given that capital obligations will not be greater than forecast and that there will not be further negative revisions to reserves.

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

Recent residency information received by Pengrowth regarding the beneficial ownership of trust units indicates that a majority of trust units are owned by non-residents of Canada. However, it is the view of Pengrowth Corporation that Pengrowth Trust is not being maintained primarily for the benefit of non-residents as it is continuing to undertake measures to monitor, control and ultimately reduce the level of non-resident ownership, including implementation of the reclassification of the outstanding Trust Units as Class A and B Trust Units, where the Class B Trust Units may not be owned by non-residents of Canada and will constitute greater than 50% of the outstanding trust units. See “General Development of Pengrowth Energy Trust — Recent Acquisitions, Financings and Developments — Reclassification of Trust Unit Capital”.

Notwithstanding the steps taken or to be taken by Pengrowth, no assurance can be given that the status of Pengrowth Trust as a mutual fund trust will not be challenged by a relevant taxation authority. If Pengrowth Trust’s status as a mutual fund trust is determined to have been lost, certain negative tax consequences will have resulted for Pengrowth Trust and its unitholders. These negative tax consequences include the following:

•	The trust units would cease to be a qualified investment for trusts governed by RRSPs, RRIFs, RESPs and DPSPs, as defined in the Tax Act. Where, at the end of a month, a RRSP, RRIF, RESP or DPSP holds trust units that ceased to be a qualified investment, the RRSP, RRIF, RESP or DPSP, as the case may be, must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the trust units at the time such trust units were acquired by the RRSP, RRIF, RESP or DPSP. In addition, trusts governed by a RRSP or a RRIF which hold trust units that are not qualified investments will be subject to tax on the income attributable to the trust units while they are non-qualified investments, including the full capital gains, if any, realized on the disposition of such trust units. Where a trust governed by a RRSP or a RRIF acquires trust units that are not qualified investments, the value of the investment will be included in the income of the annuitant for the year of the acquisition. Trusts governed by RESPs which hold trust units that are not qualified investments can have their registration revoked by the Canada Revenue Agency.

•	Pengrowth Trust would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by Pengrowth Trust may have adverse income tax consequences for certain unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax.

•	The trust units would be foreign property for RRSPs, RRIFs DPSPs and other persons subject to tax under Part XI of the Tax Act.

•	Pengrowth Trust would not be entitled to use the capital gains refund mechanism otherwise available for mutual fund trusts.

•	The trust units would constitute taxable Canadian property for the purposes of the Tax Act, potentially subjecting non-residents of Canada to tax pursuant to the Tax Act on the disposition (or deemed disposition) of such trust units.

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

Although Pengrowth Management provides advisory and management services to Pengrowth Corporation and Pengrowth Trust, the Board of Directors supervises the management of the business and affairs of Pengrowth Corporation and Pengrowth Trust. As a practical matter, Pengrowth Management defers to the Board of Directors on all matters of material significance to the unitholders. The Board of Directors makes significant operational decisions and all decisions relating to:

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

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Pengrowth to which Pengrowth is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to Pengrowth to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of directors, executive officers, senior officers, any direct or indirect unitholder of Pengrowth who beneficially owns, or who exercises control over, more than 10% of the outstanding trust units or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Pengrowth.

Mr. James S. Kinnear, President and a director of Pengrowth Management and Chairman, President, Chief Executive Officer and a director of Pengrowth Corporation, is a shareholder (holding shares that represent less than 1% of the outstanding shares) of Rockwater Capital Corporation, of which First Associates Investments Inc. is a subsidiary. First Associates Investments Inc. participated as a member of the syndicate of underwriters in connection with the December 30, 2004 equity offering by Pengrowth Trust of 15,985,000 Class B Trust Units and received a portion of the underwriters’ fee.

Mr. John Zaozirny, the lead director of Pengrowth Corporation, is the Vice-Chairman of Canaccord Capital Corporation. Canaccord Capital Corporation participated as a member of the syndicate of underwriters in connection with the March 23, 2004 and December 30, 2004 equity offerings by Pengrowth Trust of 10,900,000 and 15,985,000 trust units, respectively, and received a portion of the underwriters’ fee from both offerings.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates, as a group of Bennett Jones LLP beneficially own, directly or indirectly, less than 1% of the outstanding trust units. As of the date hereof, the directors and officers of Gilbert Laustsen Jung & Associates Ltd., as a group, beneficially own, directly or indirectly, less than 1% of the outstanding trust units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Class A trust units is Computershare Trust Company of Canada at its principal offices in the cities of Montreal, Toronto, Calgary and Vancouver in Canada and New York, New York and Denver, Colorado in the United States of America. The transfer agent and registrar for the Class B trust units is Computershare Trust Company of Canada at its principal offices in the cities of Montreal, Toronto, Calgary and Vancouver. The auditors of Pengrowth Trust are KPMG LLP, Chartered Accountants, Calgary, Alberta.

MATERIAL CONTRACTS

The only material contracts entered into by Pengrowth Corporation or Pengrowth Trust during the most recently completed financial year, or before the most recently completed financial year that is still in effect, other than during the ordinary course of business, are as follows:

1.	Trust Indenture;

2.	Royalty Indenture;

3.	Unanimous Shareholders Agreement, and

4.	Management Agreement.

Copies of these contracts have been filed by the Trust on SEDAR and are available through the SEDAR website at www.sedar.com.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure regarding the contractual obligations of Pengrowth under the heading “Commitments and Contractual Obligations” in the Management’s Discussion and Analysis appearing on page 69 of Pengrowth Trust’s Annual Report for the year ended December 31, 2004 is incorporated by reference herein.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

As a Canadian reporting issuer with securities listed on the TSX, Pengrowth has in place a system of corporate governance practices which complies with the TSX corporate governance guidelines and the corporate governance rules of the NYSE applicable to foreign private issuers. In the context of its listing on the New York Stock Exchange, Pengrowth is classified as a foreign private issuer and therefore only certain of the NYSE rules are applicable to Pengrowth. However, Pengrowth benchmarks its policies and procedures against major north American entities, with a view to adopting the best practices when appropriate to its circumstances.

The Board of Directors of Pengrowth Corporation has formerly adopted and published a Corporate Governance Policy which affirms Pengrowth’s commitment to maintaining a high standard of corporate governance. This policy is published on Pengrowth’s website at www.pengrowth.com. In addition, Pengrowth’s corporate governance practices are published in its Information Circular — Proxy Statement dated March 14, 2005 under the heading “Part II — Corporate Governance” and on pages 41 through 46 of Pengrowth’s Annual Report 2004 under the headings “Corporate Responsibility”, “Corporate Governance Practices” and “Structure and Function”. The Board of Directors of Pengrowth Corporation has also adopted an Audit Committee Charter, Corporate Governance/Compensation Committee Terms of Reference, a Code of Business Conduct, a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy each of which is published on Pengrowth’s website. The Audit Committee Charter is also attached hereto as Appendix C.

The following is a summary of significant ways in which Pengrowth’s corporate governance practices differ from those required to be followed by domestic United States issuers under the NYSE Listed Company Manual:

•	The NYSE Listed Company Manual requires that each member of the audit committee be financially literate and that at least one member of the audit committee have accounting or related financial management expertise. Pengrowth’s Audit Committee Charter requires that all members of the Audit Committee have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, but does not require any member to satisfy a higher standard. However, as a matter of practice, Pengrowth’s Audit Committee includes a financial expert and thereby satisfies the NYSE requirement.

•	The NYSE Listed Company Manual requires that the nominating/corporate governance committee and compensation committee be comprised entirely of “independent” directors. The terms of reference of Pengrowth’s Corporate Governance/Compensation Committee provide that only a majority of the members of the committee be “unrelated directors”. An “unrelated director” is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of Pengrowth other than interests arising from securityholdings. However, all members of Pengrowth’s Corporate Governance/Compensation Committee are currently unrelated, therefore satisfying the NYSE requirement.

•	The NYSE Listed Company Manual requires the audit committee charter to address the duties and responsibilities of the committee which must include that the audit committee must discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. Pengrowth’s audit committee charter does not require that the audit committee discuss this type of information before being released to the public or provided to analysts or rating agencies; however, Pengrowth has a written Corporate Disclosure Policy and has established a Disclosure Policy Committee consisting of the CEO, CFO, Manager of Investor Relations, the Lead Director and Corporate Secretary. Pursuant to the Corporate Disclosure Policy, the Disclosure Policy Committee reviews, and makes determinations in respect of, all new releases issued by Pengrowth, and the release of information to analysts and investors.

•	The NYSE Listed Company Manual requires the written charter of the compensation committee to state that the committee has responsibility to review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives and either as a committee or together with the other independent directors (as directed by the board) determine and approve the CEO’s compensation level based on this evaluation. In Pengrowth’s structure, the CEO is compensated through the Management Agreement with Pengrowth Management. The charter for Pengrowth’s Corporate Governance/Compensation Committee recognizes this distinction and requires the committee to review the performance of Pengrowth Management and review and consider the terms of the Management Agreement, where appropriate to enter into discussions with Pengrowth Management as to amendments or changes to the Management Agreement that are in the interests of unitholders and to set annual performance targets and plans in connection therewith.

•	The NYSE Listed Company Manual provides that an issuer must adopt and disclose corporate governance guidelines that include the responsibilities of directors. Pengrowth has not adopted guidelines that specify the responsibilities of directors as of the date hereof, but allows the Corporate Governance/Compensation Committee to ensure that individual directors satisfy the expectations of the committee through the authority of that committee to assess the effectiveness of the Board of Directors, its committees and the contribution of individual directors.

•	The NYSE Listed Company Manual requires shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the security is to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders. As a matter or practice, Pengrowth has obtained the approval of its unitholders to all of its equity compensation plans, regardless of whether the trust units to be delivered under such plans are newly issued or purchased on the open market.

•	The NYSE Listed Company Manual requires that the charters of the nominating/corporate governance committee, the audit committee and the compensation committee require an annual performance evaluation of the committee. While Pengrowth’s charters for these committees does not require those committees to perform an annual performance evaluation, the charter of the Corporate Governance/Compensation Committee includes the mandate to assess the effectiveness of the board and its committees.

•	The NYSE Listed Company Manual requires the written charter of the compensation committee to provide that the committee must produce a compensation committee report on executive officer compensation for inclusion in the issuer’s annual information circular or annual report. It is Pengrowth’s practice for management of the Corporation to prepare a report on executive compensation for inclusion in Pengrowth’s annual Information Circular — Proxy Statement, which is reviewed and approved by the Board of Directors.

•	The NYSE Listed Company Manual requires the written charter of the audit committee to provide that the audit committee must prepare a report to be included in the issuer’s annual information circular. There is no requirement under Canadian law to prepare such a report, and it is not Pengrowth’s current practice to prepare such a report. However, read together, the disclosure contained in Pengrowth’s Information Circular — Proxy Statement under the heading “Part II — Corporate Governance”, Pengrowth’s Annual Report under the headings “Corporate Responsibility”, “Corporate Governance Practices” and “Structure and Function”, and herein under the heading “Audit Committee” provides the substance of the disclosure mandated by the NYSE rule.

ADDITIONAL INFORMATION

Additional information, including Pengrowth Management’s remuneration and the principal holders of trust units, is contained in the Information Circular — Proxy Statement of Pengrowth Corporation and Pengrowth Trust dated March 14, 2005, which relates to the Annual and Special Meeting of unitholders, and the Annual and Special Meeting of shareholders of Pengrowth Corporation and the Special Meeting of holders of royalty units to be held on April 26, 2005. Additional financial information is contained in Pengrowth Trust’s comparative financial statements for the years ended December 31, 2004 and 2003 which are included in Pengrowth Trust’s Annual Report for the year ended December 31, 2004.

Additional information relating to Pengrowth Energy Trust may be found on SEDAR at www.sedar.com.

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

APPENDIX A

REPORT ON RESERVES DATA BY INDEPENDENT
QUALIFIED RESERVES EVALUATIONS ON FORM 51-101F2

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR

To the board of directors of Pengrowth Corporation (the “Company”):

1.	We have prepared an evaluation of the Company’s reserves data as at December 31, 2004. The reserves data consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at January 1, 2005, using forecast prices and costs; and

(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

	(ii)	the related estimated future net revenue.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:

Description and
Preparation Date of	Location of Reserves
[Audit/Evaluation/Review]	(Country or Foreign	Net Present Value of Future Net Revenue
Report	Geographic Area)	(before income taxes, 10% discount rate M$)
		Audited	Evaluated	Reviewed	Total
January 15, 2005	Canada	$0	$2,167,082	$0	$2,167,082

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert, Laustsen Jung Associates Ltd., Calgary, Alberta, Canada.

Dated January 19, 2005

(signed)
Doug R. Sutton, P. Eng. Vice-President

APPENDIX B

REPORT OF MANAGEMENT AND DIRECTORS ON
OIL AND GAS DISCLOSURE ON FORM 51-101F3

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Management of Pengrowth Corporation (the “Company”) are responsible for the preparation and disclosure of information with respect to the oil and gas activities of Pengrowth Energy Trust (the “Pengrowth Trust”) in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii)	the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has

(c)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(d)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(e)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(f)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g)	the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(h)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

“James S. Kinnear”
James S. Kinnear
Chairman, President and Chief Executive Officer
Pengrowth Corporation

“Lynn Kis”
Lynn Kis
Vice President, Engineering
Pengrowth Corporation

“Stanley H. Wong”
Stanley H. Wong
Director
Pengrowth Corporation

“William R. Stedman”
William R. Stedman
Director
Pengrowth Corporation

March 29, 2005

APPENDIX C

AUDIT COMMITTEE CHARTER

C- 1

CHARTER OF THE AUDIT COMMITTEE OF THE
BOARD OF DIRECTORS OF PENGROWTH CORPORATION
JULY 30, 2001

I.	Audit Committee purpose:

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

•	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

•	Monitor the independence and performance of the Company’s independent auditors.

•	Provide an avenue of communication among the independent auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

II.	Audit Committee Composition and Meetings

Audit Committee members shall meet the requirements of the stock exchanges on which Pengrowth Energy Trust trades. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements. Audit Committee members shall be appointed by the Board. If an audit committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management and as a committee to discuss any matters that the Committee or management believes should be discussed. In addition, the Committee, or at least its Chair, should communicate with management quarterly to review the Company’s financial statements and significant findings based upon the auditors limited review procedures.

III.	Audit Committee Responsibilities and Duties

Review Procedures

1.	Review and reassess the adequacy of this Charter at least annually. Submit the charter to the Board of Directors for approval and have the document published at least every three years in accordance with SEC regulations.

2.	Review the Company’s annual audited financial statements prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

3.	In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

4.	Review with financial management and the independent auditors the company’s quarterly financial results prior to the release of earnings and/or the company’s quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors in accordance with Assurance and Related Services Guideline #11 (AuG-11) (see item 9).

Independent Auditors

5.	The independent auditors are ultimately accountable to the Audit Committee and the Board of Directors. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

6.	Approve the fees and other significant compensation to be paid to the independent auditors.

7.	On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors’ independence.

8.	Review the independent auditors audit plan — discuss scope, staffing, locations, and reliance upon management and general audit approach.

9.	Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors.

10.	Consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Other Audit Committee Responsibilities

11.	On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

12.	Annually prepare a report to shareholders as required by the Securities and Exchange Commission. The report should be included in the Company’s annual proxy statement.

13.	Perform any other activities consistent with this Charter, the Company’s by-laws, and governing law as the Committee or the Board deems necessary or appropriate.

14.	Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

APPENDIX B

MANAGEMENT’S DISCUSSION AND ANALYSIS (INCLUDED ON PAGES 47 THROUGH 76 OF THE
PENGROWTH ENERGY TRUST ANNUAL REPORT 2004)

MANAGEMENTS’S DISCUSSION & ANALYSIS

Management’s Discussion and Analysis

The following discussion and analysis of financial results should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 and is based on information available to March 4, 2005.

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

Critical Accounting Estimates

As discussed in Note 2 to the financial statements, the preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

The amounts recorded for depletion, depreciation and amortization of injectants and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (“NI 51-101”), Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.

Non-GAAP Financial Measures

This discussion and analysis refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Although such measures as distributable cash, distributable cash before withholding, and operating netbacks do not have standardized meanings prescribed by GAAP, distributable cash is determined by reference to the Distributions and Taxability of Distributions section of this report while the remaining measures are determined by reference to our financial statements. We discuss these measures, which have been applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position.

PENGROWTH ENERGY TRUST 47 Annual Report 2004

Conversion and Currency

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth has adopted the international standard of six thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All amounts are stated in Canadian dollars unless otherwise specified.

YEAR 2004 OVERVIEW

Robust commodity prices and seven months of incremental production from the Murphy Assets combined for another solid year of cash flow generation for Pengrowth. Funds generated from operations were up 13 percent from 2003 leading to an increase of 16 percent in the level of Distributable cash for the year ended December 31, 2004 compared to 2003. Financial hedging losses of $69.1 million on crude oil and natural gas offset some of the positive impact of the high benchmark prices for the year as did the seven percent depreciation of the U.S. dollar relative to the Canadian dollar.

PENGROWTH ENERGY TRUST 48 Annual Report 2004

MANAGEMENTS’S DISCUSSION & ANALYSIS

Highlights

▪	Oil and gas sales increased 16 percent to $801.2 million in 2004 from $691.0 million in 2003.

▪	Average production increased 10 percent to 53,702 boe per day for 2004 compared to 49,033 boe per day for 2003.

▪	Pengrowth’s average realized commodity price increased six percent to $40.76 per boe in 2004, from $38.61 in 2003.

▪	On May 31, 2004 Pengrowth acquired certain oil and natural gas assets in Alberta and Saskatchewan from Murphy Oil Corporation (the “Murphy Assets”) for $550.8 million. These properties increased Pengrowth’s proved plus probable reserves by 46.1 million boe and increased daily production by approximately 14,600 boe per day, representing an increase of 25 percent from Pengrowth’s opening reserve base and a contribution of approximately 31 percent to average daily production during the fourth quarter 2004.

▪	Pengrowth raised a total of $509.8 million in new equity during 2004, including a public offering of 10.9 million units on March 23, 2004 for gross proceeds of $200.6 million ($189.9 million net proceeds) and a public offering of 16.0 million Class B trust units for gross proceeds of $298.9 million ($283.3 million net proceeds) on December 30, 2004. An additional $36.6 million in net proceeds was raised under the Distribution Reinvestment Plan (“DRIP”) and the employee trust unit option and rights plans.

PENGROWTH ENERGY TRUST 49 Annual Report 2004

MANAGEMENTS’S DISCUSSION & ANALYSIS

▪	Pengrowth issued $325 million of new debt to fund the acquisition of the Murphy Assets. Of this amount, $220 million was comprised of an acquisition bridge facility with a one year term ending May 31, 2005 with the remaining $105 million drawn from a revolving credit facility with a renewal date of May 30, 2005. A portion of the proceeds from the December 30, 2004 Class B unit offering were used to fully repay the drawing on the bridge facility. Effective December 31, 2004, Pengrowth increased the amount available on its revolving unsecured credit facility to $375 million from $275 million. Approximately $246 million of the credit facility remained unutilized at December 31, 2004.

▪	With the closing of the Class B unit offering at the end of 2004, Pengrowth’s financial position remained strong with a long-term debt to debt-plus-equity ratio at a conservative 19 percent of total consolidated capitalization at book value, providing Pengrowth with sufficient borrowing capacity to fully fund its 2005 capital requirements.

▪	On July 27, 2004 Pengrowth Trust Units were reclassified into Class A and Class B trust units. The reclassification was initiated in response to restrictions on foreign ownership in mutual fund trusts. On December 6, 2004, subsequent to the reclassification, the Minister of Finance announced his intention to defer implementation of legislation proposed in the March 23, 2004 Federal Budget that would have further restricted foreign ownership to allow further consultation with industry participants. The reclassification positions Pengrowth to actively manage the level of foreign ownership in the Trust to comply with existing and possible future legislative requirements, thereby ensuring the Trust’s continued status as a mutual fund trust.

PENGROWTH ENERGY TRUST 50 Annual Report 2004

MANAGEMENTS’S DISCUSSION & ANALYSIS

▪	Pengrowth ended the year with proved plus probable reserves of 218.6 mmboe compared to 184.4 mmboe at year-end 2003. This represents an increase of 34.2 mmboe or over 18 percent resulting from acquisitions of 47.9 mmboe, largely attributable to the Murphy Assets, and 6.0 mmboe of positive reserve revisions and additions, offset by 19.7 mmboe of production.

▪	During the year Pengrowth spent a combined total of $161.1 million on maintenance and development projects with approximately $112.1 million of that amount directed specifically towards development activities which resulted in the addition of new proved plus probable reserves of 1.4 mmboe and the reclassification of 6.6 mmboe of reserves from the proved undeveloped to the proved developed category. Approximately 46 percent of expenditures were funded through a combination of the 10 percent holdback from distributions and equity proceeds received from the DRIP and the employee trust unit option and rights incentive plans.

▪	Operating costs decreased marginally to $8.13 per boe in 2004 from $8.33 per boe in 2003. The decrease was due mainly to the purchase of the Sable Offshore Energy Project (“SOEP”) facilities in May and December of 2003 which reduced operating costs on a year-over-year basis by approximately $19.4 million, offset in part by the impact of production declines at a number of Pengrowth’s properties and general cost increases in the industry.

PENGROWTH ENERGY TRUST 51 Annual Report 2004

MANAGEMENTS’S DISCUSSION & ANALYSIS

▪	Net income decreased to $153.7 million in 2004 from $189.3 million in 2003. The reduction in income resulted largely from lower unrealized foreign exchange gains on U.S. dollar debt (2004 — $18.9 million; 2003 — $30.9 million) and a higher per boe depletion rate in 2004 versus 2003 (2004 — $12.58 per boe; 2003 — $10.35 per boe). The 22 percent increase in the depletion rate per boe is reflective of relatively higher cost 2004 reserves acquisitions compared to the lower cost older reserves. In 2004, Pengrowth recognized a future income tax liability on the acquisition of the Murphy Assets. Net income in 2004 includes a $15.6 million future income tax expense which represents an increase in the future income tax liability subsequent to the acquisition.

▪	Distributable cash to unitholders increased to $363.1 million in 2004 from $313.4 million in 2003. Actual distributions paid or declared in respect of the 2004 production year were $2.63 per trust unit, a marginal decrease of two percent from $2.68 per trust unit in 2003.

PENGROWTH ENERGY TRUST 52 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months ended December 31				Twelve Months ended December 31
				%				%
(thousands, except per unit amounts)	2004	2003		Change	2004	2003		Change

Income Statement
Oil and gas sales	$218,835	$154,139	(1)	42	$801,200	$691,020	(1)	16
Net income	$31,138	$37,355		(17)	$153,745	$189,297		(19)
Net income per unit	$0.23	$0.31		(26)	$1.15	$1.63		(29)
Distributable cash	$96,466	$71,469		35	$363,061	$313,415		16
Actual distributions paid or declared per unit	$0.69	$0.63		10	$2.63	$2.68		(2)
Weighted average number of trust units outstanding	136,916	122,326		12	133,395	115,912		15

Balance Sheet
Working capital					$(78,546)	$12,966		(706)
Property, plant and equipment and other assets					$1,989,288	$1,530,359		30
Long-term debt					$345,400	$259,300		33
Unitholders’ equity					$1,462,211	$1,159,433		26
Unitholders’ equity per unit					$9.56	$9.36		2
Number of units outstanding at year end					152,973	123,874		23

Daily Production
Crude oil (barrels)	20,118	22,193		(9)	20,817	23,337		(11)
Heavy oil (barrels)	5,819	—		—	3,558	—		—
Natural gas (thousands of cubic feet)	156,621	117,315		34	144,277	119,842		20
Natural gas liquids (barrels)	5,385	5,907		(9)	5,281	5,722		(8)

Total production (boe) 6:1	57,425	47,653		21	53,702	49,033		10

Total production (mboe) 6:1	5,283	4,384		21	19,655	17,897		10

Change in production (year-over-year) (%)	21%	(9%)			10%	12%

Production Profile
Crude oil	35%	47%			39%	47%
Heavy oil	10%	0%			6%	0%
Natural gas	46%	41%			45%	41%
Natural gas liquids	9%	12%			10%	12%

Average Prices
Crude oil (per barrel)	$44.76	$38.29	(1)	17	$43.21	$40.85	(1)	6
Heavy oil (per barrel)	$26.99	$—		—	$32.45	$—		—
Natural gas (per mcf)	$7.02	$5.50	(1)	28	$6.80	$6.35	(1)	7
Natural gas liquids (per barrel)	$48.04	$35.52	(1)	35	$42.21	$35.54	(1)	19
Average price per boe 6:1	$41.42	$35.16	(1)	18	$40.76	$38.61	(1)	6

Proved Plus Probable Reserves
Crude oil (mbbls)					94,066	97,360		(3)
Heavy oil (mbbls)					18,245	—		—
Natural gas (bcf)					521	413		26
Natural gas liquids (mbbls)					19,395	18,250		6
Total oil equivalent (mboe)					218,613	184,416		19

(1)	Restated to conform to presentation adopted in the current year.

PENGROWTH ENERGY TRUST 53 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Results of Operations

Production

Average daily production increased 10 percent to 53,702 boe per day in 2004 compared to 49,033 boe per day in 2003. This increase is attributable mainly to the acquisition of the Murphy Assets on May 31, 2004 which added approximately 14,600 boe per day commencing in June, comprised mainly of heavy oil and natural gas. At this time, Pengrowth is forecasting average 2005 production of 55,000 to 57,000 boe per day from our existing properties. This estimate incorporates anticipated production additions from the Swan Hills acquisition, scheduled to close on February 28, 2005, as well as our 2005 development program, offset by the impact of expected production declines from normal operations. The above estimate specifically excludes the acquisition of Crispin Energy Inc. announced on February 17, 2005 and the potential impact of any future acquisitions or divestitures.

DAILY PRODUCTION
	2004	2003	% Change

Light crude oil (bbl)	20,817	23,337	(11)
Heavy oil (bbl)	3,558	—	—
Natural gas (mcf)	144,277	119,842	20
Natural gas liquids (bbl)	5,281	5,722	(8)

Total production (boe)	53,702	49,033	10

Pricing and Commodity Price Hedging

The increase in U.S. based prices for North American crude oil and natural gas were partially offset by the negative impact of the rising Canadian dollar relative to the U.S. dollar and hedging losses.

BENCHMARK PRICING
	2004	2003	% Change

WTI crude oil (U.S.$/bbl)	$41.40	$30.99	34
AECO (monthly) natural gas ($/mcf)	$6.79	$6.70	1
NYMEX (Henry Hub close) natural gas (U.S.$/MMbtu)	$6.16	$5.39	14
Currency (U.S.$/Cdn$)	$0.77	$0.71	(7)

PENGROWTH’S AVERAGE REALIZED PRICES
(Adjusted for Hedging)	2004	2003	% Change

Crude oil ($/bbl)	$43.21	$40.85	6
Heavy oil ($/bbl)	$32.45	—	—
Natural gas ($/mcf)	$6.80	$6.35	7
Natural gas liquids ($/bbl)	$42.21	$35.54	19
Average price ($/boe) 6:1	$40.76	$38.61	6

PENGROWTH ENERGY TRUST 54 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

OIL AND GAS SALES
($ millions)	2004	2003	% Change

Crude oil	$329.2	$348.0	(5)
Heavy oil	42.3	—	—
Natural gas	359.3	277.8	29
Natural gas liquids	81.6	74.2	10
Less: gross overriding royalties	(14.6)	(11.7)	24
Gas marketing, brokering income and sulphur	3.4	2.7	27

Total oil and gas sales	$801.2	$691.0	16

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of hedges which expired during the period.

OIL AND GAS SALES - PRICE AND VOLUME ANALYSIS
($ millions)	Light Oil	Heavy Oil	Natural Gas	NGL	GORR	Other	Total

Year ended December 31, 2003	$348.0	$—	$277.8	$74.2	$(11.7)	$2.7	$691.0
Effect of changes in sales volumes	(36.8)	42.3	57.6	(5.5)	—	—	57.6
Effect of increase in product prices	18.0	—	23.9	12.9	—	—	54.8
Other	—	—	—	—	(2.9)	0.7	(2.2)

Year ended December 31, 2004	$329.2	$42.3	$359.3	$81.6	$(14.6)	$3.4	$801.2

Royalties

Crown royalties (net of incentives), freehold royalties and mineral taxes increased to $145.8 million in 2004 from $114.9 million in 2003. Royalties as a percentage of oil and gas sales increased to 18.2 percent from 16.6 percent in 2003 as a result of higher commodity prices. Also affecting royalties was an adjustment to the Enhanced Oil Recovery Relief (“EOR”)as a result of solvent injection costs being $6.5 million lower than expected at Judy Creek due to shutdowns and changes in injection strategy.

Operating Expenses

Operating expenses increased to $159.7 million in 2004 compared to $149.0 million in 2003. The increase is due mainly to the purchase of the Murphy Assets offset in part by a decrease in operating costs at the Sable Offshore Energy Project (“SOEP”) due to the elimination of processing fees as a result of the purchase of an interest in the processing facilities in May and December of 2003.

Operating costs per boe decreased to $8.13 per boe in 2004 from $8.33 per boe in 2003. The decrease was due mainly to the elimination of SOEP processing fees, offset in part by the impact of production declines at a number of Pengrowth’s properties and general cost increases in the industry.

PENGROWTH ENERGY TRUST 55 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization of Injectants for Miscible Floods

The cost of injectants (primarily ethane and methane) purchased for injection in miscible flood programs is amortized over the period of expected future economic benefit. Prior to 2005, the expected future economic benefit from injection was estimated at 30 months, based on the results of previous flood patterns. Commencing in 2005 the response period for additional new patterns being developed is expected to be somewhat shorter relative to the historical miscible patterns in the project. Accordingly, the cost of injectants purchased in 2005 will be amortized over a 24 month period while costs incurred for the purchase of injectants in prior periods will continue to be amortized over 30 months. The total cost of purchased injectants decreased to $20.4 million in 2004 from $23.0 million in 2003. In 2004, $19.7 million was amortized and deducted from distributable cash (2003 - $32.5 million). As at December 31, 2004, Pengrowth had deferred injectant costs of $25.0 million, which will be amortized and charged against distributable cash of future periods.

The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these injectants is included in operating costs. Pengrowth currently anticipates lower injection volumes through 2005, however, this is expected to be offset somewhat by higher forecast prices for natural gas and ethane and the increase in Pengrowth’s working interest in Swan Hills resulting in anticipated total injectant costs for 2005 relatively unchanged from those incurred in 2004. The amount of injectants amortized against net income is expected to increase in 2005 as a result of a shorter amortization period and the acquisition of the additional interest in Swan Hills Unit No. 1.

Interest

Pengrowth’s average long-term debt balances increased by approximately 58.0 percent in 2004 compared to 2003. As a result, interest expense increased by 65.0 percent to $29.9 million in 2004 from $18.2 million in 2003, reflecting a higher average debt level and higher standby fees and debt amortization costs. Standby fees related to the set-up of bridge financing utilized for the Murphy acquisition amounted to $3.9 million (2003 - nil). Interest expense also includes $0.3 million of fees related to the amortization of U.S. debt issue costs (2003 - $0.2 million). Imputed interest on the note payable to Emera was also recorded in the amount of $1.6 million (2003 - nil).

The average interest rate on Pengrowth’s long-term debt outstanding at December 31, 2004 is 4.56 percent. Approximately 70.0 percent of Pengrowth’s outstanding debt as at December 31, 2004 incurs interest expense payable in U.S. dollars and therefore remains subject to fluctuations in the exchange rate. The Note Payable is non-interest bearing.

Foreign Currency Gains and Losses

Pengrowth recorded a foreign exchange gain of $17.3 million in 2004, compared to a foreign exchange gain of $29.9 million in 2003. Included in the 2004 gain of $17.3 million is an $18.9 million unrealized foreign exchange gain related to the U.S. dollar denominated debt. This gain

PENGROWTH ENERGY TRUST 56 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

arises as a result of the increase in the Canadian to U.S. dollar exchange rate in 2004 from a rate of approximately $0.77 at December 31, 2003 to a rate of approximately $0.83 at December 31, 2004. The balance, a foreign exchange loss of $1.6 million relates mainly to U.S. dollar denominated natural gas sales from SOEP. Pengrowth had hedged the exchange rate on a portion of these U.S. dollar denominated gas sales. Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the following month. As a result of the increase in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange loss was recorded to the extent that there was a difference between the average exchange rate for the month of production and the exchange rate at the date the payments were received on that portion of production sales that were un-hedged. Pengrowth has arranged a significant portion of its long-term debt in U.S. dollars as a natural hedge against a stronger Canadian dollar, as the negative impact on oil and gas sales is somewhat offset by a reduction in the U.S. dollar denominated interest cost.

General and Administrative

General and administrative expenses (“G&A”) increased to $24.4 million ($1.24 per boe) from $16.0 million ($0.89 per boe) in 2003. Included in 2004 G&A is $2.3 million (2003 - $0.2 million) in non-cash compensation expense related to the value of trust unit options and rights (see Note 2 and Note 10 to the Financial Statements for details). Also included in 2004 G&A is $0.8 million for estimated reimbursement of G&A expenses incurred by the Manager, pursuant to the Management Agreement. Excluding the non-cash component of G&A, and the reimbursement of Manager expenses, 2004 year-to-date G&A increased by $5.5 million over 2003 levels. G&A costs increased due to a number of factors including the addition of personnel and office space in conjunction with the purchase of the Murphy Assets and costs incurred in conjunction with the restructuring of the Class A and B units. Other ongoing factors contributing to a general increase in G&A costs include increasing financial reporting, legal and regulatory costs from the growth in our unitholder base, and increasing regulatory requirements including preparing for compliance with Section 404 of the Sarbanes Oxley Act when it becomes applicable.

Management Fees

Management fees paid to Pengrowth Management Limited (“the Manager”) increased to $12.9 million in 2004 from $10.2 million in 2003. The base fees paid to the Manager totaled $6.8 million and are calculated as a fixed percentage of “net operating income” (oil and gas sales and other income, less royalties, operating costs, solvent amortization and reclamation funding). Although the fixed percentage rates at which base fees are calculated decreased by 47 percent from an average rate of 2.7 percent to 1.4 percent under the new Management Agreement effective July 1, 2003, there was an increase in total Management fees due to the higher level of net operating income in 2004.

PENGROWTH ENERGY TRUST 57 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Management fees for 2004 also include a performance fee of $6.1 million, which combined with the base fee for the year is equivalent to the cap of 80 percent of total fees that would have been earned by the Manager for the year pursuant to the old Management Agreement. The Manager earned the maximum performance fee by meeting or exceeding the performance criteria for a rolling three year average total return in excess of 8 percent. The Manager achieved a three year average return of 27 percent as at the end of 2004.

Related Party Transactions

Details of related party transactions incurred in 2004 and 2003 are provided in Note 15 to the financial statements. These transactions include the Management fees paid to the Manager, as discussed in the preceding paragraphs. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive Officer of Pengrowth Corporation. As discussed above, the management fees paid to the Manager are pursuant to a Management Agreement which has been approved by the trust unitholders. Mr. Kinnear is not entitled to receive any salary or bonus in his capacity as a director and officer of Pengrowth Corporation.

Related party transactions in 2004 also include $841,457 (2003 — $ 675,692) paid to a firm controlled by the Corporate Secretary of Pengrowth Corporation, Mr. Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Corporate Secretary.

Taxes

In determining its taxable income, Pengrowth Corporation deducts royalty payments to unitholders, and historically, this has been sufficient to reduce taxable income to nil. As a result of Pengrowth’s distribution approach, whereby approximately 10 percent of funds available for distribution are withheld to repay debt or fund future capital expenditures, the Corporation could become subject to taxation on a portion of its income within the Corporation at some point in the future. However the Corporation believes there are sufficient tax pools available in the Corporation at present to offset the expected level of income to be retained.

Capital taxes of $4.6 million in 2004 (2003 — $1.8 million) include Federal Large Corporations Tax (LCT) of $1.3 million (2003 — $0.6 million) and Saskatchewan Capital Tax and Resource Surcharge of $3.2 million (2003 — $1.2 million).

Depletion and Depreciation

Depletion and depreciation of property, plant and equipment and other assets is provided on the unit of production method based on total proved reserves. The provision for depletion and depreciation increased 33 percent in 2004 to $247.3 million from $185.3 million in 2003 due to a larger depletable asset base and a higher depletion rate (production as a percentage of total proved reserves). On a unit of production basis, depletion increased 22 percent to $12.58 per boe in 2004 from $10.35 per boe in 2003. The increase in the per boe depletion amount in 2004 reflects the acquisition of the Murphy Assets.

PENGROWTH ENERGY TRUST 58 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. There was a significant surplus in the ceiling test at year-end 2004.

Asset Retirement Obligations

In 2003, the CICA issued Section 3110, Asset Retirement Obligations (“ARO”) which harmonizes Canadian GAAP requirements with the corresponding U.S. GAAP requirements under SFAS 143. Under these standards, the fair value of a liability for ARO must be recognized in the period in which it is incurred, and a corresponding asset retirement cost is to be added to the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. The new Canadian standard was effective for fiscal years beginning on or after January 1, 2004 with earlier adoption encouraged. Pengrowth elected to early adopt this standard in 2003.

The total future ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total ARO to be $172.0 million as at December 31, 2004 (2003 – $103 million), based on a total future liability of $551.0 million (2003 – $352 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2014 and 2037. Pengrowth’s credit adjusted risk free rate of eight percent and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO.

PENGROWTH ENERGY TRUST 59 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Remediation Trust Funds & Remediation and Abandonment Expenses

During 2004, Pengrowth contributed $1.5 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek, Swan Hills and SOEP. The balance in these remediation trust funds was $8.3 million at December 31, 2004.

Pengrowth takes a proactive approach to managing our well abandonment and site restoration obligations. We have an on-going program to abandon wells and reclaim well and facility sites on the properties we operate. In 2004, Pengrowth spent $ 4.4 million on abandonment and reclamation (2003 – $3.2 million). Pengrowth expects to spend approximately $8.2 million per year, prior to inflation, over the next 10 years on remediation and abandonment expenses at operated properties.

Future Tax Liability

As required by Canadian GAAP, Pengrowth recorded a $75.6 million future tax liability related to the acquisition of the Murphy Assets. The tax liability arises due to the deficiency in tax pools of the Murphy Assets acquired offset in part by excess tax pools (compared to book value) from past acquisitions. The future tax liability represents the income taxes that would arise, based on the enacted income tax rates, if the operating company’s assets and liabilities were disposed of or settled at book value. Because of the tax structure of the Trust, Pengrowth does not expect to pay cash income taxes in the operating companies in the foreseeable future.

Goodwill

In accordance with Canadian GAAP, Pengrowth was also required to record goodwill of $170.6 million upon acquisition of the Murphy Assets. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including the future income tax liability. Details of the acquisition are provided in Note 5 of the financial statements.

Netbacks

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.

While light crude prices rose six percent for the year above 2003 levels, netbacks only improved by four percent due to increasing effective royalty rates at the higher price levels and operating cost increases of eight percent over the previous year.

Heavy oil netbacks declined in the fourth quarter (relative to the 2004 year average) due to an increased pricing differential below the level of light oil prices. This increasing differential was due to a shortage of available heavy oil upgrading capacity in the fourth quarter.

PENGROWTH ENERGY TRUST 60 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Natural gas prices improved by seven percent from 2003 levels while netbacks improved even further with a 15 percent increase resulting from reduced operating costs. Most of the decrease in operating costs was achieved at SOEP and was due to the elimination of processing fees as a result of the purchase of an interest in the processing facilities in May and December of 2003. This reduction at SOEP also reduced operating costs associated with NGL netbacks which improved 43 percent over 2003 levels.

On a combined basis, netbacks increased 11 percent or $2.34 per boe from $22.17 per boe in 2003 to $24.51 per boe in 2004. The principal contributing factor was higher average commodity priced of $2.22 per boe – further complemented by declining operating costs of $0.20 per boe. The amortization of solvent injection costs also decreased by $0.82 per boe from 2003 levels due to a reduction in total injected volumes at Judy Creek and an increase in the use of proprietary injectants.

The tables below show the netbacks for each commodity and on a compound basis per boe.

LIGHT CRUDE NETBACKS

	Three Months Ended		Twelve Months Ended

($ per bbl)	Dec. 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Sales price	$44.76	$38.29	$43.21	$40.85
Other production income	0.48	0.25	0.45	0.31
GORR royalties	(0.90)	(0.54)	(0.76)	(0.54)

	44.34	38.00	42.90	40.62
Other income	0.51	0.43	0.46	0.35
Crown and Freehold royalties	(8.75)	(2.77)	(6.86)	(4.94)
Operating costs	(9.17)	(9.65)	(9.31)	(8.60)
Transportation costs	(0.23)	(0.21)	(0.23)	(0.21)
Amortization of injectants	(2.67)	(2.96)	(2.58)	(3.82)

Operating netback	$24.03	$22.84	$24.38	$23.40

HEAVY OIL NETBACKS

	Three Months Ended		Twelve Months Ended

($ per bbl)	Dec. 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Sales price	$26.99	$–	$32.45	$–
GORR royalties	(0.27)	–	(0.21)	–

	26.72	–	32.24	–
Crown and Freehold royalties	(3.92)	–	(4.66)	–
Operating costs	(9.44)	–	(9.85)	–

Operating netback	$13.36	$–	$17.73	$–

PENGROWTH ENERGY TRUST 61 Annual Report 2004

MANAGEMENTS’S DISCUSSION & ANALYSIS

NATURAL GAS NETBACKS

	Three Months Ended		Twelve Months Ended

($ per mcf)	Dec. 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Sales price	$7.02	$5.50	$6.80	$6.35
GORR royalties	(0.14)	(0.15)	(0.13)	(0.12)

	6.88	5.35	6.67	6.23
Other income	0.24	0.17	0.20	0.17
Crown and Freehold royalties	(1.20)	(0.87)	(1.13)	(1.06)
Operating costs	(1.16)	(1.32)	(1.15)	(1.31)
Transportation costs	(0.14)	(0.15)	(0.12)	(0.14)

Operating netback	$4.62	$3.18	$4.47	$3.89

NGL NETBACKS

	Three Months Ended		Twelve Months Ended

($ per bbl)	Dec. 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Sales price	$48.04	$35.52	$42.21	$35.54
GORR royalties	(1.02)	(0.92)	(0.92)	(0.87)

	47.02	34.60	41.29	34.67
Crown and Freehold royalties	(18.35)	(9.38)	(14.51)	(12.56)
Operating costs	(7.87)	(9.46)	(7.94)	(8.94)
Transportation costs	(0.10)	(0.07)	(0.10)	(0.08)

Operating netback	$20.70	$15.70	$18.74	$13.09

COMBINED NETBACKS

	Three Months Ended		Twelve Months Ended

($ per bbl)	Dec. 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Sales price	$42.08	$35.78	$41.33	$39.11
Other production income	0.17	0.12	0.17	0.15
GORR royalties	(0.82)	(0.73)	(0.74)	(0.65)

	41.42	35.16	40.76	38.61
Other income	0.83	0.63	0.72	0.59
Crown and Freehold royalties	(8.47)	(4.60)	(7.42)	(6.42)
Operating costs	(8.06)	(8.91)	(8.13)	(8.33)
Transportation costs	(0.47)	(0.47)	(0.42)	(0.46)
Amortization of injectants	(0.94)	(1.38)	(1.00)	(1.82)

Operating netback	$24.31	$20.43	$24.51	$22.17

Distributions and Taxability of Distributions

Pengrowth generated $363.1 million ($2.63 per unit) of distributable cash related to 2004 operations, compared to $313.4 million ($2.68 per unit) in 2003. This equates to 90 percent of funds generated from operations, compared to 88 percent in 2003.

PENGROWTH ENERGY TRUST 62 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Pengrowth currently withholds approximately 10 percent of cash available for distribution to repay debt and/or contribute to capital spending. The Board of Directors may decide to increase (or decrease) the amount withheld in the future, depending on a number of factors, including future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Board discretion with respect to withholding is subject to a maximum withholding amount of 20 percent of gross revenues, as approved by unitholders at the 2003 annual general meeting.

Cash distributions are paid to unitholders on the 15th day of the second month following the month of production. Pengrowth paid $2.59 per unit as cash distributions during the 2004 calendar year. For Canadian tax purposes 55.32 percent of these distributions or $1.4328 per unit is taxable income to unitholders for the 2004 tax year. The remaining 44.68 percent or $1.1572 per unit is a tax deferred return of capital which will reduce the unitholder’s cost base of the trust unit for purposes of calculating a capital gain or loss upon ultimate disposition of the trust units.

There is no standardized measure of distributable cash and therefore distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. The following table provides a reconciliation of distributable cash for fiscal years 2004 and 2003.

($ thousands, except per unit amounts)	2004	2003

Funds generated from operations	$402,994	$356,414
Change in deferred injectants	746	(9,504)
Change in Remediation Trust Funds	(917)	(713)
Amortization of deferred charges	(1,893)	(204)
Gain (loss) on sale of marketable securities	248	(94)

Distributable cash before withholding	401,178	345,899
Cash withheld	(38,117)	(32,484)

Distributable cash	363,061	313,415
Less: Actual distributions paid or declared	(363,001)	(313,381)

Balance to be distributed	$60	$34
Actual distributions paid or declared per unit	$2.63	$2.68

At December 31, 2004, the trust had unused tax deductions of $7.66 per unit (2003 – $10.27 per unit). At this time, Pengrowth anticipates that approximately 70-75 percent of 2005 distributions will be taxable; this estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.

Acquisitions and Dispositions

On May 31, 2004, Pengrowth acquired the Murphy Assets which consist of oil and natural gas assets in Alberta and Saskatchewan from a subsidiary of Murphy Oil Corporation for a purchase price of $550.8 million. The reserves associated with this acquisition include total proved reserves of 38.6 million boe and proved plus probable reserves of 46.1 million boe.

PENGROWTH ENERGY TRUST 63 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

As required by Canadian GAAP, Pengrowth recorded a future tax liability upon acquisition of the Murphy Assets. The tax liability arises due to the deficiency in tax pools of the Murphy Assets acquired, offset in part by excess tax pools (compared to book value) from past acquisitions. The future tax liability represents the income taxes that would arise, based on the enacted income tax rates, if the operating company’s assets and liabilities were disposed of or settled at book value. Because of the tax structure of the Trust, Pengrowth does not expect to pay cash income taxes in the operating companies in the foreseeable future.

In accordance with Canadian GAAP, Pengrowth was required to record goodwill of $170.6 million upon acquisition of the Murphy Assets. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including the future income tax liability. Details of the acquisition are provided in Note 5 of the financial statements.

On August 12, 2004, Pengrowth acquired an additional 34.34 percent interest in Kaybob Notikewin Unit No. 1 for a gross purchase price of $20.0 million, bringing Pengrowth’s total working interest in this unit to just under 99 percent. The acquisition added approximately 415 boe per day of production and approximately 1.8 mmboe of proved plus probable reserves.

Capital Expenditures

During 2004, Pengrowth spent $161.1 million on development and optimization activities. The largest expenditures were in Judy Creek ($38.3 million), SOEP ($31.9 million), Monogram ($17.7 million), Weyburn ($5.4 million) and Squirrel ($5.3 million). Pengrowth does not typically participate in exploration activities and in 2004 most of the capital spent on development was directed towards arresting production declines and improving recovery by infill drilling, rather than finding new reserves.

Budgeted expenditures for 2005 total approximately $171 million on maintenance and development opportunities at our existing properties. Approximately one-half of the expected 2005 expenditures are planned for the SOEP and the Judy Creek properties.

PENGROWTH ENERGY TRUST 64 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table provides further detail regarding Pengrowth’s capital expenditures by major property for 2004. Capital expenditures for 2003 are also provided for purposes of comparison.

CAPITAL EXPENDITURES

Year ended December 31	2004			2003

($ million)	Development	Dec 31, 2003	Total Capital	Total Capital
Property	Drilling	Facilities	Expenditures	Expenditures

Judy Creek	35.2	3.1	38.3	21.5
SOEP	8.1	23.8	31.9	15.0
Monogram	12.4	5.3	17.7	0.1
Weyburn	3.5	1.9	5.4	8.7
Squirrel	4.8	0.5	5.3	0.4
Princess	4.2	0.3	4.5	—
Dunvegan	3.3	0.7	4.0	1.5
McLeod River	4.4	0.1	4.5	6.0
Swan Hills	2.9	1.0	3.9	1.1
Bodo	3.3	—	3.3	—
Oak	2.0	1.2	3.2	6.1
Weasel	2.6	0.3	2.9	0.2
Tilley	2.2	0.4	2.6	0.9
Laprise	2.4	0.1	2.5	1.3
Countess	0.2	2.2	2.4	—
Tangleflags	1.9	0.5	2.4	—
House Mountain	2.2	—	2.2	2.8
Tupper	1.1	0.9	2.0	1.8
Elm	1.5	0.1	1.6	2.4
Redeye	0.6	0.1	0.7	1.3
Cessford	0.1	0.2	0.3	7.2
Other	13.2	6.3	19.5	7.4

	112.1	49.0	161.1	85.7

Reserves

Pengrowth reported year-end Proved plus Probable reserves of 218.6 mmboe compared to 184.4 mmboe at year-end 2003. Further details of Pengrowth’s 2004 year-end reserves are provided on pages 34-38 of this annual report.

Working Capital

Working capital declined by $91.5 million from a positive balance of $13.0 million in 2003 to a working capital deficiency of $78.5 million as at December 31, 2004. Of the decline of $91.5 million, $64.2 million is attributable to the cash and term deposits held at the end of 2003. Most of the balance of the working capital decline is attributable to an increase in the current portion of the note payable and contract liabilities, and a higher level of distributions payable to unitholders as at December 31, 2004.

PENGROWTH ENERGY TRUST 65 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Pengrowth frequently operates with a working capital deficiency as a result of the fact that distributions related to two production months of distributable cash are payable to unitholders at the end of any month, but only one month of production is still receivable. For example, at the end of December, distributions related to November and December production months were payable on January 15 and February 15 respectively. November’s production revenue, received on December 25, is temporarily applied against Pengrowth’s revolving credit facility until the distribution payment on January 15.

Financial Resources and Liquidity

At year-end 2004, Pengrowth had a long-term debt to debt-plus-equity at book value ratio of 0.2 and maintained $375.0 million in committed credit facilities which were reduced by drawings of $106.0 million and by $23.0 million in letters of credit outstanding at year end. In addition, Pengrowth maintains a $35.0 million demand operating line of credit. Pengrowth remains well positioned to fund its 2005 development program and to take advantage of acquisition opportunities as they arise.

Long-term debt at December 31, 2004 included fixed rate term debt denominated in U.S. dollars and translated to Cdn $240.4 million. Due to the improvement in the Canadian to U.S. dollar exchange rate, an unrealized gain of Cdn $49.8 million has been recorded since the U.S. dollar denominated debt was issued in April of 2003.

Pengrowth’s long-term debt increased by $86.1 million in fiscal 2004 to $345.4 million at December 31, 2004. At the end of 2004 Pengrowth also had a $35.0 million non-interest-bearing note payable to Emera Offshore Incorporated (“Emera”) related to the purchase of the SOEP offshore facilities from Emera on December 31, 2003. The terms of this note are provided in Note 8 to the financial statements.

During the year Pengrowth incurred $325.0 million of new debt to fund the acquisition of the Murphy Assets. Of this amount, $220.0 million was comprised of an acquisition bridge facility with a one year-term ending May 31, 2005 with the remaining $105.0 million drawn from a revolving credit facility with a renewal date of May 30, 2005. A portion of the proceeds from the December 30, 2004 Class B trust unit offering was used to fully repay the drawing on the bridge facility.

At December 31, 2004 Pengrowth also had a $35.0 million non-interest-bearing note payable to Emera Offshore Incorporated (“Emera”) related to installments due upon the purchase of the SOEP offshore facilities from Emera on December 31, 2003. The terms of this note are provided in Note 8 to the financial statements.

FINANCIAL LEVERAGE AND COVERAGE

	2004	2003

Distributable cash to interest expense (times)	12	17
Long-term debt to distributable cash (times)	1.0	0.8
Long-term debt-to-debt plus-equity	19%	18%

PENGROWTH ENERGY TRUST 66 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Class A and Class B Trust Unit Reclassification

Generally speaking, the Income Tax Act (Canada) provides that a trust will permanently lose its mutual fund trust status if it is established or maintained primarily for the benefit of non-residents of Canada (which is generally interpreted to mean that the majority of unitholders must not be non-residents of Canada) (the “Benefit Test”), unless at all times after February 21, 1990, “all or substantially all” of the Trust’s property consisted of property other than taxable Canadian property (the “TCP Exception”).

The Federal Budget tabled by the Minister of Finance on March 23, 2004 proposed several changes to Subsection 132 (7) of the Tax Act to the effect that the TCP Exception would generally no longer be available to royalty trusts after December 31, 2004.

On April 22, 2004, Pengrowth Energy Trust sought and obtained the approval of its unitholders for the reclassification of its trust units as Class A trust units and Class B trust units (the “A/B Structure”). The purpose of the A/B Structure was to enable Pengrowth Energy Trust to satisfy the Benefit Test by providing a mechanism to ensure that the majority of trust units, distributions, votes and entitlements to the capital of Pengrowth Energy Trust would be held by residents of Canada. The A/B Structure was implemented by Pengrowth Energy Trust on July 27, 2004, but the ownership threshold has not yet been achieved. As of December 31, 2004, the outstanding Class A trust units of Pengrowth Energy Trust represented approximately 50.2 percent of the total outstanding trust units. The Trust Indenture of Pengrowth Energy Trust currently stipulates that an ownership threshold of a maximum of 49.75 percent represented by Class A trust units must be achieved by June 1, 2005. It is anticipated that the ownership threshold will be achieved prior to June 1, 2005 due to the issuance of Class B trust units under the Arrangement with Crispin and through the issuance of Class B trust units through the DRIP and employee trust unit option and rights incentive plans.

	2004	2003

Class A trust units	50.20%	0.00%
Class B trust units	49.75%	0.00%
Trust units prior to reclassification	0.05%	100.00%

On November 26, 2004, Pengrowth Energy Trust received a customary form of comfort letter from the Department of Finance (Canada) (the “November Finance Letter”) stating that the Department of Finance will recommend to the Minister of Finance that an amendment be made to the TCP Exception that would clarify Pengrowth Energy Trust’s ability to rely upon that exception and would effectively remove any significant risk regarding the status of Pengrowth Energy Trust as a Mutual Fund Trust. The November Finance Letter is subject to acceptance of the recommendations therein by the Minister of Finance and Parliament, which Pengrowth Energy Trust believes is reasonable to assume will occur.

PENGROWTH ENERGY TRUST 67 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

On December 6, 2004, the Minister of Finance tabled a Notice of Ways and Means Motion in the House of Commons to implement measures proposed in the March 23, 2004 Federal Budget. However, the changes to the Mutual Fund Trust provisions proposed in the March 23, 2004 Federal Budget to remove the TCP Exception were not included. The Minister of Finance indicated that further discussions would be pursued with the private sector concerning the appropriate tax treatment of non-residents investing in resource property through mutual funds. Therefore, uncertainty remains as to whether or not the TCP Exception will be available to royalty trusts such as Pengrowth Energy Trust indefinitely.

To the extent that Class A trust units in the future represent less than the ownership threshold of 49.75 percent, conversions of Class B trust units to Class A trust units will be permissible under the Trust Indenture. Pengrowth intends to implement a new form of reservation system in order to provide all unitholders with an equal and orderly opportunity to convert Class B trust units into Class A trust units. All registered and beneficial unitholders will have the opportunity to participate in the reservation system by providing an appropriate form to Computershare Trust Company of Canada (“Computershare”). Computershare will, at a specified time, select unitholders from within the reservation system using a random selection process that essentially provides an equal opportunity to all unitholders within the system. Each selection will entitle a unitholder to convert up to 1,000 Class B trust units into Class A trust units on a one-for-one basis. Unitholders will remain in the reservation system until they receive reservation numbers in respect of all of their Class B trust units within the system or until the reservation expires in accordance with its terms. It is anticipated that selections will occur monthly, but they may occur more or less frequently as determined by the Board of Directors of Pengrowth. At each periodic selection, the number of unitholders that will be selected will be determined by the number of Class B trust units that may be converted into Class A trust units without exceeding the ownership threshold. Further details regarding the reservation system, including certain income tax consequences of exercising the conversion option, will be provided sufficiently in advance of the first selection process so that all interested unitholders will have an equal opportunity to participate.

PENGROWTH ENERGY TRUST 68 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ thousands)	2005	2006	2007	2008	2009	thereafter	Total

Long-term debt(1)	—	—	—	—	—	345,400	345,400
Interest payments on long-term debt(2)	12,176	12,176	12,176	12,176	12,176	13,632	74,512
Note payable	15,000	20,000	—	—	—	—	35,000
Operating leases
Office rent	1,235	469	—	—	—	—	1,704
Vehicle leases	745	700	567	342	95	—	2,449

	1,980	1,169	567	342	95	—	4,153
Purchase obligations
Pipeline transportation	41,475	41,281	40,192	33,420	29,728	63,894	249,990
Capital expenditures	36,900	34,800	6,600	—	—	—	78,300
CO2 purchases	5,976	5,236	4,418	4,254	4,289	23,513	47,686

	84,351	81,317	51,210	37,674	34,017	87,407	375,976
Remediation trust fund payments	250	250	250	250	250	—	1,250

	113,757	114,912	64,203	50,442	46,538	446,439	836,291

(1) U.S. dollar denominated debt due as follows: $150M on April 2010 and $50M on April 2013, translated at the Dec. 31, 2004 foreign exchange rate of 1.2020 Cdn/U.S.

(2) Interest payments on U.S. denominated debt, calculated based on Dec. 31, 2004 foreign exchange rate.

Price Risk Management

Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations. Commodity price hedges in place at December 31, 2004 are provided in Note 17 to the Financial Statements. Pengrowth has not entered into any additional contracts subsequent to year end.

PENGROWTH ENERGY TRUST 69 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Trust Unit Information

TRUST UNIT TRADING – AFTER RE-CLASSIFICATION (1)

	High	Low	Close	Volume (000s)	Value ($ millions)

TSX - PGF.A ($Cdn)
2004 1st quarter
2nd quarter
3rd quarter	$24.19	$19.10	$22.67	1,672	$35.50
4th quarter	26.33	20.03	24.93	2,607	58.90
Year	$26.33	$19.10	$24.93	4,279	$94.40
TSX - PGF.B ($Cdn)
2004 1st quarter
2nd quarter
3rd quarter	$20.00	$18.03	$18.87	5,588	$105.60
4th quarter	20.04	17.51	18.50	16,007	301.80
Year	$20.04	$17.51	$18.50	21,595	$407.40
NYSE - PGH ($U.S.)
2004 1st quarter
2nd quarter
3rd quarter	$18.94	$14.40	$17.93	21,200	$350.40
4th quarter	21.24	15.85	20.82	31,174	574.70
Year	$21.24	$14.40	$20.82	52,374	$925.10

TRUST UNIT TRADING – BEFORE RE-CLASSIFICATION (1)

	High	Low	Close	Volume (000s)	Value ($ millions)

TSX - PGF.UN ($Cdn)
2004 1st quarter	$21.25	$15.55	$17.98	30,620	$567.80
2nd quarter	19.15	16.15	18.67	18,145	328.50
3rd quarter	19.75	18.52	19.42	3,554	68.50
4th quarter
Year	$21.25	$15.55	$19.42	52,319	$964.80
2003 1st quarter	$15.90	$13.39	$14.25	20,122	$297.60
2nd quarter	18.22	13.95	17.25	32,575	519.00
3rd quarter	17.87	16.20	17.25	20,476	349.50
4th quarter	22.22	16.75	21.25	24,220	451.60
Year	$22.22	$13.39	$21.25	97,393	$1,617.70
NYSE - PGH ($U.S.)
2004 1st quarter	$16.60	$12.10	$13.70	36,899	$525.60
2nd quarter	14.24	11.62	13.98	22,194	295.90
3rd quarter	14.95	13.84	14.64	5,797	84.50
4th quarter
Year	$14.95	$11.62	$14.64	64,890	$906.00
2003 1st quarter	$10.67	$9.07	$9.71	8,168	$80.80
2nd quarter	13.80	9.40	12.83	22,500	271.10
3rd quarter	13.13	11.55	12.81	18,614	230.20
4th quarter	17.00	12.50	16.40	24,721	340.80
Year	$17.00	$9.07	$16.40	74,003	$922.90

(1) July 27, 2004, trust units were re-classified as Class A or Class B trust units.

Class A trust units trade on the New York Stock Exchange (“NYSE”) under PGH and on the Toronto Stock Exchange (“TSX”) under PGF.A. Class B trust units trade only on the TSX under PGF.B.

PENGROWTH ENERGY TRUST  70  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Pengrowth had 152,972,555 trust units outstanding at December 31, 2004, compared to 123,873,651 trust units at December 31, 2003. The weighted average number of units during the year was 133,395,485 (2003 – 115,912,374).

In 2004, Pengrowth raised a total of $509.8 million in new equity proceeds, issuing a total of 29.1 million additional trust units. On March 23, 2004 Pengrowth completed a public offering of 10.9 million units at $18.40 per trust unit to raise total gross proceeds of $200.6 million, and net proceeds of $189.9 million, on December 30, 2004 Pengrowth completed a public offering of 16.0 million Class B trust units at $18.70 per trust unit to raise total gross proceeds of $298.9 million, and net proceeds of $283.3 million. During 2004, 0.9 million trust units were issued under the DRIP plan at an average price of $17.84 per unit, raising additional equity of $16.4 million, and 1.3 million trust units were issued under the employee trust unit option and rights plans, at an average price of $15.63 per trust unit, to raise an additional $20.3 million in new equity.

Fourth Quarter Results

Oil and gas sales increased 42 percent to $218.8 million in the fourth quarter of 2004, compared to $154.1 million recorded in the fourth quarter of 2003, as a result of a 21 percent increase in volumes and an 18 percent increase in Pengrowth’s average realized price per boe. Volumes for the fourth quarter of 2004 averaged 57,425 boe per day compared to 47,653 boe per day in the fourth quarter of 2003. The increase of 9,772 boe per day was due mainly to the addition of production volumes from the Murphy Assets which averaged approximately 14,400 boe per day in the fourth quarter of 2004, offset in part by an overall production decline at other properties. Operating costs increased to $42.6 million compared to $39.1 million in the fourth quarter of 2003 mainly due to the addition of the Murphy properties, offset in part by a reduction of processing fees at SOEP. Funds generated from operations increase 31 percent to $101.9 million in the fourth quarter of 2004 compared to $77.5 million in the fourth quarter of 2003, and distributable cash increased 35 percent to $96.5 million. An increase in depletion and depreciation, interest expense, general and administrative costs and income tax expense contributed to a 17 percent decrease in net income for the fourth quarter of 2004 compared to the same period in the prior year. Future taxes of $14.9 million recorded in the fourth quarter of 2004 relate mainly to recently proposed tax changes to resource allowance and the deductibility of crown charges.

PENGROWTH ENERGY TRUST  71  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Summary of Quarterly Results

The following table is a summary of quarterly results for 2004 and 2003. As this table illustrates, production and Distributable cash were impacted positively by the acquisition of the Murphy Assets in the second quarter of 2004.

This table also shows the relatively high commodity prices sustained throughout 2003 and 2004, which have had a positive impact on net income and Distributable cash.

Net income in the second quarter of 2004 decreased $6.0 million to $32.7 million ($0.24 per trust unit) from $38.7 million ($0.31 per trust unit) in the first quarter of 2004. An increase in net revenue from the Murphy Assets for one month in the second quarter was more than offset by incremental expenses, resulting in lower net income in the second quarter. An increase of $3.6 million in interest costs associated with incremental debt raised for the Murphy acquisition in May 2004, $3.5 million higher management fees accrued in relation to the performance fee associated with the Murphy acquisition, future income taxes recorded of $3.5  million in the second quarter and an increase in foreign exchange losses of $1.5 million on translation of the U.S. dollar debt to Canadian dollars at higher U.S. dollar exchange rates contributed to the decrease in net income. The partial pre-funding of the Murphy acquisition, through the issuance of 10.9 million trust units on March 23, 2004 also contributed to lower net income per unit in the second quarter.

The decrease in net income in the third quarter of 2003 to $34.8 million ($0.29 per trust unit) compared to $54.2 million ($0.49 per trust unit) in the second quarter of 2003 is due mainly to an unrealized foreign exchange gain of $20.7 million recorded on the translation of U.S. denominated debt issued on April 23, 2003. An increase in the average units outstanding from 111.5 million in the second quarter to 118.9 million units outstanding in the third quarter also contributed to the decline in net income per unit amounts. This increase was due to the July 23, 2003 issue of a further 8.5 million trust units and further impacted the per unit amounts in the fourth quarter of 2003.

SUMMARY OF QUARTERLY RESULTS
( $ thousands)	2004
	Q1	Q2	Q3	Q4	Total

Oil and gas sales (1)	$165,880	$193,637	$222,848	$218,835	$801,200
Net income	$38,652	$32,684	$51,271	$31,138	$153,745
Net income per unit	$0.31	$0.24	$0.38	$0.23	$1.15
Net income per unit – diluted	$0.31	$0.24	$0.38	$0.23	$1.15
Distributable cash	$83,606	$89,119	$93,870	$96,466	$363,061
Actual distributions paid or declared per unit	$0.63	$0.64	$0.67	$0.69	$2.63
Daily production (boe)	45,668	51,451	60,151	57,425	53,702
Total production mboe (6:1)	4,156	4,682	5,534	5,283	19,655
Average price per boe	$39.91	$41.36	$40.27	$41.42	$40.76
Operating netback per boe	$25.71	$25.71	$22.77	$24.31	$24.51

(1)	Restated to conform to presentation adopted in the current year.

PENGROWTH ENERGY TRUST  72  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

SUMMARY OF QUARTERLY RESULTS
( $ thousands)	2003

	Q1	Q2	Q3	Q4	Total

Oil and gas sales (1)	$204,824	$169,238	$162,819	$154,140	$691,021
Net income	$62,920	$54,214	$34,808	$37,355	$189,297
Net income per unit	$0.57	$0.49	$0.29	$0.31	$1.66
Net income per unit – diluted	$0.57	$0.48	$0.29	$0.30	$1.64
Distributable cash	$97,221	$71,774	$72,951	$71,469	$313,415
Actual distributions paid or declared per unit	$0.75	$0.67	$0.63	$0.63	$2.68
Daily production (boe)	50,827	48,839	48,850	47,653	49,030
Total production mboe (6:1)	4,574	4,444	4,494	4,384	17,896
Average price per boe	$44.78	$38.08	$36.22	$35.16	$38.61
Operating netback per boe	$26.50	$21.11	$20.54	$20.43	$22.17

(1)	Restated to conform to presentation adopted in the current year.

FINANCIAL RESULTS
($ thousands)
	2004	2003	2002

Oil and gas sales	$801,200	$691,020	$482,301
Net income	$153,745	$189,297	$56,955
Net income per unit	$1.15	$1.63	$0.63
Distributable cash	$363,061	$313,415	$194,458
Actual distributions paid or declared per unit	$2.63	$2.68	$2.07
Total assets	$2,276,534	$1,673,718	$1,552,651
Long-term financial liabilities (1)	$383,616	$294,300	$316,501
Unitholders’ equity	$1,462,211	$1,159,433	$1,073,164
Number of units outstanding at year end (thousands)	152,973	123,874	110,562

(1)	Long-term debt plus long-term portion of note payable and contract liabilities.

Business Risks

The amount of distributable cash available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the distributable cash from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

▪	The prices of Pengrowth’s products (oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation, and political stability.

▪	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

PENGROWTH ENERGY TRUST  73  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

▪	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates, and those variations could be material.

▪	Government royalties, income taxes, commodity taxes, and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

▪	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”).

▪	Pengrowth’s oil and gas reserves will be depleted over time and our level of distributable cash and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

▪	A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

▪	Increased activity within the oil and gas sector can increase the cost of goods and services and make it more difficult to hire and retain professional staff.

▪	Changing interest rates influence borrowing costs and the availability of capital.

▪	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

▪	Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units.

▪	Canadian/U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.

▪	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.

PENGROWTH ENERGY TRUST  74  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Pengrowth mitigates some of these risks by:

▪	Fixing the price on a portion of its future crude oil and natural gas production.

▪	Fixing the Canadian/U.S. exchange rate through financial hedging contracts or by fixing commodity prices in Canadian dollars.

▪	Offering competitive incentive-based compensation packages to attract and retain highly qualified and motivated professional staff.

▪	Adhering to strict investment criteria for acquisitions.

▪	Acquiring mature production with long life reserves and proven production.

▪	Performing extensive geological, geophysical, engineering and environmental analysis before committing to capital development projects.

▪	Geographically diversifying its portfolio.

▪	Controlling costs to maximize profitability.

▪	Developing and adhering to policies and practices that protect the environment and meet or exceed the regulations imposed by the government.

▪	Developing and adhering to safety policies and practices that meet or exceed regulatory standards.

▪	Ensuring strong third-party operators for non-operated properties.

▪	Carrying insurance to cover physical losses and business interruption.

Subsequent Events

On January 21, 2005, Pengrowth announced it had entered into an agreement to purchase an additional 12.5 percent working interest in Swan Hills Unit No. 1 for a purchase price of $90 million, before adjustments. The transaction, which is subject to Rights of First Refusal, is effective October 1, 2004 and closed February 28, 2005. The acquisition increases Pengrowth’s working interest in Swan Hills Unit No. 1 to 22.7 percent.

On February 17, 2005, Pengrowth announced an Arrangement Agreement (“the Arrangement”) with Crispin Energy Inc. (“Crispin”) under which Pengrowth will acquire all of the issued and outstanding shares of Crispin on the basis of 0.0725 Class B trust units of EnergyTrust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of EnergyTrust for each share held by non-Canadian resident shareholders of Crispin. The Board of Directors of Crispin will call a Special Meeting of Shareholders in mid to late April 2005 for approval of the Arrangement. The Arrangement will require the approval of 66 2/3 percent of the votes cast by shareholders and optionholders of Crispin voting as a single class, the approval of the majority of shareholders excluding certain management personnel and the approval of the majority of shareholders excluding certain management personnel and the approval of the Court of Queen’s Bench of Alberta and certain regulatory agencies. Completion of the Arrangement is expected to close prior to the end of April 2005.

PENGROWTH ENERGY TRUST  75  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Outlook

Unitholders of Pengrowth Energy Trust saw Pengrowth complete one of its largest acquisitions with the purchase of the Murphy Assets in May 2004. The Murphy Assets were funded through two equity issues allowing Pengrowth to continue to maintain a prudent and flexible financial structure.

Pengrowth will strive to provide attractive long-term returns for unitholders. Our business objectives include:

▪	Maintaining a balanced portfolio of oil and gas properties in our key focus areas;

▪	Growing production and reserves through accretive acquisitions and low risk development drilling;

▪	Farming out undeveloped land with higher risk exploration potential;

▪	Continuing to optimize costs and maximize netbacks;

▪	The selective disposition of oil and gas properties that do not meet our return objectives;

▪	Operating our properties in a safe and prudent manner in order to protect our employees, the public, the environment and our investment;

Continuing to maintain a stable distribution policy while withholding a portion of distributable cash to fund future capital programs.

At this time, Pengrowth is forecasting average 2005 production of 55,000 to 57,000 boe per day from our existing properties. This estimate incorporates anticipated production additions from the Swan Hills acquisition, which closed on February 28, 2005, as well as our 2005 development program, offset by the impact of expected production declines from normal operations. The above estimate excludes the potential impact of any future acquisitions or divestitures, including the acquisition of Crispin.

Total operating costs for 2005 are expected to increase to approximately $200.0 million. This increase is due to the addition of a full year of operating expenses associated with the Murphy Assets, Pengrowth’s increased working interest in Swan Hills Unit No. 1 and the prospective addition of operating expenses associated with the recently announced acquisition of Crispin. Assuming Pengrowth’s average production at the end of 2005 results largely as forecast above, Pengrowth currently estimates 2005 operating costs between $9.61 and $9.96 and combined G&A and Management fees of approximately $1.81 per boe.

Budgeted capital expenditures for 2005 total approximately $171.0 million for maintenance and development opportunities at existing properties. Approximately one-half of the expected 2005 expenditures are planned for the SOEP and Judy Creek properties. The above estimate does not take into account any incremental expenditures which may be incurred in association with the recently announced acquisitions of Swan Hills Unit No. 1 and Crispin. Pengrowth currently anticipates a successful completion of the acquisition of Crispin on or before April 30, 2005.

PENGROWTH ENERGY TRUST 76 Annual Report 2004

APPENDIX C

CONSOLIDATED FINANCIAL STATEMENTS OF PENGROWTH ENERGY TRUST INCLUDING NOTE 20 THEREOF WHICH
INCLUDES A RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES

MANAGEMENT’S REPORT TO UNITHOLDERS

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

(Signed) James S. Kinnear Chairman, President and Chief Executive Officer March 4, 2005	(Signed) Chris Webster Vice President, Treasurer Interim Chief Financial Officer

KPMG llp
Chartered Accountants	Telephone	(403) 691-8000
1200 205 — 5th Avenue SW	Fax	(403) 691-8008
Calgary AB T2P4B9	Internet	www.kpmg.ca

AUDITORS’ REPORT TO THE UNITHOLDERS

To the Unitholders of Pengrowth Energy Trust

We have audited the consolidated balance sheets of Pengrowth Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of income and accumulated earnings and cash flow for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
March 4, 2005

KPMG llp, a Canadian limited liability partnership is the Canadian member firm of
KPMG International, a Swiss cooperative

PENGROWTH ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Stated in thousands of dollars)

	2004	2003
ASSETS
CURRENT ASSETS
Cash and term deposits	$—	$64,154
Accounts receivable	104,228	65,570
Inventory	439	699

	104,667	130,423

REMEDIATION TRUST FUNDS (Note 4)	8,309	7,392

DEFERRED CHARGES (Note 11)	3,651	5,544

GOODWILL (Note 5)	170,619	—

PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS (Note 6)	1,989,288	1,530,359

	$2,276,534	$1,673,718

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$4,214	$—
Accounts payable and accrued liabilities	80,423	54,196
Distributions payable to unitholders	70,456	52,139
Due to Pengrowth Management Limited	7,325	1,122
Note payable (Note 8)	15,000	10,000
Current portion of contract liabilities (Note 5)	5,795	—

	183,213	117,457

NOTE PAYABLE (Note 8)	20,000	35,000

CONTRACT LIABILITIES (Note 5)	18,216	—

LONG-TERM DEBT (Note 9)	345,400	259,300

ASSET RETIREMENT OBLIGATIONS (Note 7)	171,866	102,528

FUTURE INCOME TAXES (Note 14)	75,628	—

TRUST UNITHOLDERS’ EQUITY
Trust Unitholders’ capital (Note 10)	2,383,284	1,872,924
Contributed surplus (Note 10)	1,923	189
Accumulated earnings	727,057	573,312
Accumulated distributable cash	(1,650,053)	(1,286,992)

	1,462,211	1,159,433

COMMITMENTS (Note 18)
SUBSEQUENT EVENTS (Note 19)
	$2,276,534	$1,673,718

See accompanying notes to the consolidated financial statements.

Approved on behalf of Pengrowth Energy Trust by
Pengrowth Corporation, as Administrator:

(Signed)	Thomas A. Cumming DIRECTOR

(Signed)	William R. Stedman DIRECTOR

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
YEARS ENDED DECEMBER 31
(Stated in thousands of dollars)

	2004	2003
REVENUES
Oil and gas sales	$801,200	$691,020
Processing and other income	12,390	9,726
Crown royalties, net of incentives	(133,952)	(108,325)
Freehold royalties and mineral taxes	(11,848)	(6,580)

	667,790	585,841
Interest and other income	1,770	840

NET REVENUE	669,560	586,681

EXPENSES
Operating	159,742	149,032
Transportation	8,274	8,225
Amortization of injectants for miscible floods	19,669	32,541
Interest	29,924	18,153
General and administrative	24,448	15,997
Management fee (Note 15)	12,874	10,181
Foreign exchange gain (Note 12)	(17,300)	(29,911)
Depletion and depreciation	247,332	185,270
Accretion (Note 7)	10,642	6,039

	495,605	395,527

INCOME BEFORE TAXES	173,955	191,154

Income tax expense (Note 14)
Capital	4,594	1,857
Future	15,616	—

	20,210	1,857

NET INCOME	$153,745	$189,297

Accumulated earnings, beginning of year	573,312	384,015

ACCUMULATED EARNINGS, END OF YEAR	$727,057	$573,312

NET INCOME PER UNIT (Note 16) Basic	$1.153	$1.633

Diluted	$1.147	$1.625

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31
(Stated in thousands of dollars)

	2004	2003
CASH PROVIDED BY (USED FOR):

OPERATING
Net income	$153,745	$189,297
Depletion, depreciation and accretion	257,974	191,309
Future income taxes	15,616	—
Contract liability amortization	(4,164)	—
Amortization of injectants	19,669	32,541
Purchase of injectants	(20,415)	(23,037)
Expenditures on remediation	(4,440)	(3,243)
Unrealized foreign exchange gain (Note 12)	(18,900)	(30,940)
Trust unit based compensation (Note 10)	2,264	189
Amortization of deferred charges (Note 11)	1,893	204
(Gain) loss on sale of marketable securities	(248)	94

Funds generated from operations	402,994	356,414

Changes in non-cash operating working capital (Note 13)	1,173	(9,863)

	404,167	346,551

FINANCING
Distributions	(344,744)	(306,591)
Change in long-term debt	105,000	(26,261)
Note payable (Note 8)	(10,000)	41,393
Proceeds from issue of trust units	509,830	210,198

	260,086	(81,261)

INVESTING
Expenditures on property acquisitions	(572,980)	(122,964)
Expenditures on property, plant and equipment	(161,141)	(85,718)
Proceeds on property dispositions	—	2,835
Deferred Charges	—	(2,141)
Change in Remediation Trust Fund	(917)	(713)
Purchase of marketable securities	(2,680)	—
Proceeds from sale of marketable securities	2,928	1,812
Change in non-cash investing working capital (Note 13)	2,169	(2,539)

	(732,621)	(209,428)

INCREASE (DECREASE) IN CASH AND TERM DEPOSITS	(68,368)	55,862

CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	64,154	8,292

CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT END OF YEAR	$(4,214)	$64,154

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
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

EnergyTrust acquires and holds royalty units and notes issued by the Corporation, which entitles EnergyTrust to the net income generated by the Corporation and its subsidiaries’ petroleum and natural gas properties less certain charges, as defined in the Royalty Indenture. In addition, unitholders are entitled to receive the net income from other investments that are held directly by EnergyTrust. EnergyTrust owns approximately 99.9 percent of the royalty units issued by the Corporation.

Pengrowth Management Limited (the “Manager”) is responsible for the management of the business affairs of the Corporation and the administration of EnergyTrust. The Manager owns nine percent of the common shares of Corporation, and the Manager is controlled by an officer and a director of the Corporation. The remaining 91 percent of the common shares of the Corporation are owned by EnergyTrust.

Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2004 and 2003, this Residual Interest, as computed, did not result in any income retained by Pengrowth Corporation.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
EnergyTrust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada and they include the accounts of EnergyTrust, the Corporation and its subsidiaries (collectively referred to as “Pengrowth”). All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.

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

Property Plant and Equipment
Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized and depleted on the unit of production method based on proved reserves before royalties as estimated by independent engineers. The fair value of future estimated asset retirement obligations associated with properties and facilities are also capitalized and depleted on the unit of production method. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.

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

Pengrowth places a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.

Repairs and maintenance costs are expensed as incurred.

Goodwill
Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could result in impairment. Impairment is assessed by determining the fair value of the reporting entity (consolidated EnergyTrust) and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment.

Injectant Costs
Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 24 to 30 months.

Inventory Inventories of crude oil, natural gas and natural gas liquids are stated at the lower of average cost and net realizable value.

Asset Retirement Obligations
Pengrowth recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit of production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek and Swan Hills properties, and the Sable Offshore Energy Project (“SOEP”). Contributions to these remediation trust accounts and expenditures on ARO not funded by the trust accounts are charged against actual cash distributions in the period incurred.

Income Taxes
EnergyTrust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and EnergyTrust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by EnergyTrust in these financial statements.

The Corporation follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Corporation and its subsidiaries and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Trust Unit Compensation Plans
Pengrowth has unit based compensation plans, which are described in Note 10. Compensation expense associated with unit based compensation plans is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. The amount of compensation expense and contributed surplus is reduced for options and rights that are cancelled prior to vesting. Any consideration received upon the exercise of the unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in trust unitholders’ capital. Compensation expense is based on the fair value of the unit based compensation at the date of grant using a modified Black-Scholes option pricing model.

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

Foreign exchange gains and losses on foreign currency exchange swaps used to hedge U.S. dollar denominated gas sales are recognized in income as a component of natural gas sales during the same period as the corresponding hedged position.

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

Measurement Uncertainty
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

The amounts recorded for depletion, depreciation, amortization of injectants and ARO are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

Earnings per unit
In calculating diluted net income per unit, Pengrowth follows the treasury stock method to determine the dilutive effect of trust unit options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations.

Cash and term deposits Pengrowth considers term deposits with an original maturity of three months or less to be cash equivalents.

Revenue recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

Comparative figures Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.	CHANGES IN ACCOUNTING POLICIES

Full Cost Accounting Guideline
Effective January 1, 2003, Pengrowth adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities, as outlined in Note 2. Prior to adopting the new standard, the limit on the aggregate carrying value of the property, plant and equipment and other assets that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved reserves and the cost of major development projects less the estimated future costs for administration, financing, ARO and income taxes.

Asset Retirement Obligations
Effective January 1, 2002, Pengrowth retroactively adopted, with restatement of prior periods, a new accounting standard relating to ARO, as outlined in Note 2. Prior to adopting the standard, Pengrowth recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

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

4.	REMEDIATION TRUST FUNDS

Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.

Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. In 2004 an evaluation was completed with the results of the evaluation determining that current funding levels would remain unchanged until the next evaluation in 2007. Pengrowth may be required to increase contributions to the Judy Creek remediation trust fund based on future evaluations of the fund.

Pengrowth is required, pursuant to various agreements with the SOEP partners, to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth makes monthly contributions to the fund of $0.04 per mcf of natural gas production and $0.08 per boe of natural gas liquids production from SOEP.

The following summarizes Pengrowth’s trust fund contributions for 2004 and 2003 and Pengrowth’s expenditures on ARO not covered by the trust funds:

	2004	2003
Contributions to Judy Creek Remediation Trust Fund	$906	$910
Contributions to Sable Environmental Restoration Fund	548	181
Expenditures related to Judy Creek Remediation Trust Fund	(537)	(378)

	917	713

Expenditures on ARO not covered by the trust funds	3,903	2,865
Expenditures on ARO covered by the trust funds	537	378

	4,440	3,243

Total trust fund contributions and ARO expenditures not covered by the trust funds	$5,357	$3,956

5.	ACQUISITIONS

Corporate Acquisition

On May 31, 2004, Pengrowth acquired all of the issued and outstanding shares of a company which had interests in oil and natural gas assets in Alberta and Saskatchewan (the “Murphy Assets”). The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Working capital	$9,310
Property, plant, and equipment	502,924
Goodwill (with no tax base)	170,619
Asset retirement obligations	(43,876)
Future income taxes	(60,012)
Contract liabilities	(28,175)

$550,790

Cost of acquisition:
Cash and term deposits	$224,700
Acquisition facility	325,000
Acquisition costs	1,090

$550,790

Property, plant and equipment of $503 million represents the fair value of the assets acquired determined in part by an independent reserve evaluation, net of purchase price adjustments. Goodwill of $171 million was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future income tax liability.

The future income tax liability was determined based on the enacted income tax rate of approximately 34 percent as at May 31, 2004.

Contract liabilities include a natural gas fixed price sales contract (see Note 17) and firm pipeline demand charge contracts. The fair value of these liabilities has been determined on the date of acquisition and a liability of $21,824,000 has been recorded for the natural gas fixed price sales contract and $6,351,000 has been recorded for the firm pipeline demand charge contracts. The liabilities will be reduced as the contracts are settled.

Results from operations of the acquired Murphy Assets subsequent to May 31, 2004 are included in the consolidated financial statements.

The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations might have been had the acquisition of the Murphy Assets taken place on January 1 of each of the following years:

	2004	2003
	(unaudited)	(unaudited)
Oil and gas sales	$882,846	$899,770
Net income	$180,101	$236,500
Net income per unit:
Basic	$1.206	$1.793
Diluted	$1.201	$1.785

Property Acquisitions
In August 2004, Pengrowth acquired an additional 34.35 percent working interest in Kaybob Notikewin Unit No.1 for a purchase price of $20.0 million before adjustments. The acquisition increased Pengrowth’s working interest in the Kaybob Notikewin Unit No.1 to approximately 99 percent.

In December 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP offshore production platforms and associated sub-sea field gathering lines from Emera Offshore Incorporated (“Emera”) for $65 million. The consideration for this acquisition included cash of $20 million and a $45 million note payable over three years (see Note 8).

In conjunction with the December 2003 acquisition, Pengrowth exchanged its royalty interest in SOEP for a direct working interest in SOEP.

In May 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP processing facilities, downstream of the Thebaud central processing platform, for approximately $57 million.

In June 2003, Pengrowth acquired interests in eleven significant discovery licenses from Nova Scotia Resources (Ventures) Limited (“NSRVL”) for $4.5 million plus a ten percent Net Profits Interest to NSRVL.

6.	PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS

	2004	2003
Property, Plant and Equipment
Property, Plant and Equipment, at cost	$2,986,681	$2,281,166
Accumulated depletion and depreciation	(1,022,435)	(775,103)

Net book value of property, plant and equipment	1,964,246	1,506,063
Other Assets
Deferred injectant costs	25,042	24,296

Net book value of property, plant and equipment and other assets	$1,989,288	$1,530,359

Property, plant and equipment includes $81.1 million (2003 — $69.5 million) related to ARO, net of accumulated depletion.

Pengrowth performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of the property, plant and equipment and other assets. The oil and gas future prices are based on the January 1, 2005 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment and other assets at December 31, 2004.

		Foreign
		Exchange	Edmonton Light
	WTI Oil	Rate	Crude Oil	AECO Gas
Year	($U.S./bbl)	($U.S./Cdn)	($Cdn/bbl)	($Cdn/mmbtu)

2005	42.00	0.82	50.25	6.60
2006	40.00	0.82	47.75	6.35
2007	38.00	0.82	45.50	6.15
2008	36.00	0.82	43.25	6.00
2009	34.00	0.82	40.75	6.00
2010 — 2015	33.50	0.82	40.08	6.10
Escalate thereafter	2.0% per year		2.0% per year	2.0% per year

7.	ASSET RETIREMENT OBLIGATIONS

The total future ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its ARO to be $172 million as at December 31, 2004 (2003 — $103 million), based on a total future liability of $551 million (2003 — $352 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2014 and 2037. Pengrowth’s credit adjusted risk free rate of 8 percent (2003 — 8 percent) and an inflation rate of 1.5 percent (2003 — 1.5 percent) were used to calculate the net present value of the ARO.

The following reconciles Pengrowth’s ARO:

	2004	2003
Asset retirement obligations, beginning of year	$102,528	$73,493
Increase in liabilities during the year related to:
Acquisitions	44,368	9,865
Additions	2,681	1,221
Revisions	16,087	15,153
Accretion expense	10,642	6,039
Liabilities settled during the year	(4,440)	(3,243)

Asset retirement obligations, end of year	$171,866	$102,528

8.	NOTE PAYABLE

The note payable is due to Emera, in respect of the acquisition of the SOEP facility (Note 5). The note payable is secured by Pengrowth’s working interest in SOEP. The note payable is non-interest bearing with payments due as follows: $15 million on December 29, 2005, and $20 million on December 31, 2006.

At December 31, 2004, $2.0 million has been recorded as a deferred charge representing the imputed interest on the non-interest bearing note. This amount will be recognized as interest expense over the period outstanding for each individual instalment.

9.	LONG TERM DEBT

	2004	2003
U.S. dollar denominated debt:
U.S. dollar $150 million senior unsecured notes at 4.93 percent due April 2010	$180,300	$194,475
U.S. dollar $50 million senior unsecured notes at 5.47 percent due April 2013	60,100	64,825

	240,400	259,300
Canadian dollar revolving credit borrowings	105,000	—

	$345,400	$259,300

On April 23, 2003, Pengrowth closed a U.S.$200 million private placement of senior unsecured notes to a group of U.S. investors. The notes were offered in two tranches of U.S.$150 million at 4.93 percent due April 2010 and U.S.$50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2,141,000, are being amortized straight line over the term of the notes (see Note 11).

The Corporation has a $375 million revolving unsecured credit facility syndicated among eight financial institutions with an extendible 364 day revolving period and a two year amortization term period. The facilities are currently reduced by outstanding letters of credit in the amount of approximately $23 million. In addition, it has a $35 million demand operating line of credit. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing.

The revolving credit facility will revolve until May 30, 2005, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility. One third of the amount outstanding would be repaid in equal quarterly instalments in each of the first two years with the final one third to be repaid upon maturity of the term period. The Corporation can post, at its option, security suitable to the banks in lieu of the first year’s payments. In such an instance, no principal payment would be made to the banks for one year following the date of non-renewal.

10.	TRUST UNITS

The total authorized capital of Pengrowth is 500,000,000 trust units.

	2004		2003
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount
Balance, beginning of year	123,873,651	$1,872,924	110,562,327	$1,662,726
Issued for cash	10,900,000	200,560	8,500,000	144,075
Less: issue expenses	—	(10,710)	—	(7,820)
Issued for cash on exercise of trust units options and rights	547,974	8,735	3,358,442	51,701
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	543,888	9,636	1,452,882	22,242
Trust unit rights incentive plan (non-cash exercised)	—	259	—	—
Royalty units exchanged for trust units	700	—	—	—
Balance, prior to conversion	135,866,213	$2,081,404	123,873,651	$1,872,924
Converted to Class A or Class B trust units	(135,792,888)	(2,080,281)	—	—
Balance, end of year	73,325	$1,123	123,873,651	$1,872,924

For the period from July 27, 2004 to December 31, 2004:

	Class A Trust Units		Class B Trust Units
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount
Balance, beginning of period	—	$—	—	$—
Trust units converted	76,792,759	1,176,427	59,000,129	903,854
Issued for cash	—	—	15,985,000	298,920
Less: issue expenses	—	—		(15,577)
Issued for cash on exercise of trust units options and rights	—	—	746,864	11,516
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	—	—	374,478	6,750
Trust unit rights incentive plan (non-cash exercised)	—	—	—	271
Balance, end of period	76,792,759	$1,176,427	76,106,471	$1,205,734

On July 27, 2004 Pengrowth implemented a reclassification of its trust units whereby the existing outstanding trust units were reclassified into Class A or Class B trust units depending on the residency of the unitholder. Of the original trust units, 73,325 are undeclared trust units that have not been classified as Class A or Class B trust units as the unitholders of these trust units have not submitted a declaration of residency certificate.

The Class A trust units and the Class B trust units have the same rights to vote, obtain distributions upon wind-up or dissolution of EnergyTrust. The most significant distinction between the two classes of units is in respect of residency of the persons entitled to hold and trade the Class A trust units and Class B trust units.

Class A trust units are not subject to any residency restriction but are subject to a restriction on the number to be issued such that the total number of issued and outstanding Class A trust units will not exceed 99 percent of the number issued and outstanding Class B trust units after an initial implementation period (the “Ownership Threshold”). Class A trust units may be converted by a holder at any time into Class B trust units provided that the holder is a resident of Canada and provides a suitable residency declaration. Class A trust units trade on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

Class B trust units may not be held by non-residents of Canada and trade only on the TSX. Class B trust units may be converted by a holder into Class A trust units, provided that the Ownership Threshold will not be exceeded.

If the number of issued and outstanding Class A trust units exceeds the Ownership Threshold, EnergyTrust may make a public announcement of the contravention and enforce one or several available options to reduce the number of Class A trust units to the Ownership Threshold, as outlined in the Trust Indenture.

If it appears from the securities registers, or if the Board of Directors of Corporation determines that, a person that is a non-resident of Canada holds or beneficially owns any Class B trust units, Pengrowth shall send a notice to the registered holder(s) of the Class B trust units requiring such holder(s) to dispose of the Class B trust units and pending such disposition may suspend all rights of ownership attached to such units, including the rights to receive distributions.

Following the reclassification, the number of outstanding Class A trust units exceeded the Ownership Threshold. The Trust Indenture provides that the provisions of the Ownership Threshold will not apply until December 31, 2004 or such later date by which Pengrowth must comply with the Ownership Threshold as may be specified in the Advance Tax Ruling; however, if the Board of Directors of Pengrowth Corporation determines that the number of outstanding Class A trust units on or after that date is likely to exceed the Ownership Threshold, Pengrowth Corporation may enforce any or all of the available provisions. On December 1, 2004, Pengrowth received a letter from the Canada Revenue Agency that amended the Advance Tax Ruling to extend the date by which Pengrowth must comply with the Ownership Threshold in order to be able to rely on the ruling from December 31, 2004 to June 1, 2005. The number of Class A trust units exceeded the Ownership Threshold by 0.45 percent on December 31, 2004.

Certain provisions exist that could prevent exclusionary offers being made for only one class of trust units in existence at the time of the original offer. In the event that an offer is made for only one class of trust units; in certain circumstances the Ownership Threshold would temporarily cease to apply.

Pursuant to the terms of the Royalty Indenture and the Trust Indenture, there is attached to each royalty unit granted by the Corporation, to royalty unitholders other than EnergyTrust, the right to exchange such royalty unit for an equivalent number of trust units. Accordingly ComputerShare, as Trustee has reserved 18,240 trust units for such future conversion.

Distribution Reinvestment Plan
Class B unitholders are eligible to participate in the Distribution Re-investment Plan (“DRIP”). DRIP entitles the unitholder to reinvest cash distributions in additional units of EnergyTrust. The trust units under the plan are issued from treasury at a 5 percent discount to the weighted average closing price of all Class B trust units traded on the TSX for the 20 trading days preceding a distribution payment date. Class A unitholders are not eligible to participate in DRIP. Trust units issued on the exercise of options and rights under Pengrowth’s unit based compensation plans are Class B trust units.

Contributed Surplus

	2004	2003
Balance, beginning of year	$189	$—
Trust unit rights incentive plan (non-cash expensed)	2,264	189
Trust unit rights incentive plan (non-cash exercised)	(530)	—

Balance, end of year	$1,923	$189

Trust Unit Option Plan
Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options to purchase Class B trust units. Under the terms of the plan, up to 10 percent of the issued and outstanding trust units to a maximum of 10 million units may be reserved for option and right grants. The options expire seven years from the date of grant. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the remaining third on the second anniversary.

As at December 31, 2004, options to purchase 845,374 Class B trust units were outstanding (2003 — 2,014,903) that expire at various dates to June 28, 2009.

	2004		2003
		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Options	Of options	Exercise price	of options	Exercise price
Outstanding at beginning of year	2,014,903	$17.47	4,451,131	$16.78
Exercised	(838,789)	$16.82	(2,374,182)	$16.19
Expired	(325,200)	$20.44	—	$—
Cancelled	(5,540)	$16.53	(62,046)	$17.17
Outstanding at year-end	845,374	$16.97	2,014,903	$17.47
Exercisable at year-end	845,374	$16.97	1,999,436	$17.48

The following table summarizes information about trust unit options outstanding and exercisable at December 31, 2004:

	Options Outstanding and Exercisable
		Weighted Average
Range of	Number Outstanding	Remaining Contractual	Weighted Average
Exercise Prices	and Exercisable	Life (years)	Exercise Price
$12.00 to $14.99	150,105	3.6	$13.05
$15.00 to $16.99	130,244	3.7	$15.04
$17.00 to $17.99	207,782	3.5	$17.48
$18.00 to $20.50	357,243	2.9	$19.02

$12.00 to $20.50	845,374	3.3	$16.97

Employee Trust Unit Rights Incentive Plan
Pengrowth has an Employee Trust Unit Rights Incentive Plan (“Rights Incentive Plan”), pursuant to which rights to acquire Class B trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to trust unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter result in a reduction in the exercise price. Total price reductions calculated for 2004 were $1.30 per trust unit right (2003 — $1.47 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.

As at December 31, 2004, rights to purchase 2,011,451 Class B trust units were outstanding (2003 — 1,112,140) that expire at various dates to October 28, 2009.

	2004		2003
		Weighted		Weighted
Rights Incentive Options	Number	Average	Number	Average
	of rights	Exercise price	of rights	Exercise price
Outstanding at beginning of year	1,112,140	$12.20	1,964,100	$13.29
Granted (1)	1,409,856	$17.35	165,000	$16.35
Exercised	(456,049)	$13.47	(984,260)	$13.49
Cancelled	(54,496)	$14.19	(32,700)	$12.75
Outstanding at year-end	2,011,451	$14.23	1,112,140	$12.20
Exercisable at year-end	1,037,078	$12.48	359,740	$11.92

(1) Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

The following table summarizes information about rights incentive options outstanding and exercisable at December 31, 2004:

	Rights Outstanding			Rights Exercisable
		Weighted Average
		Remaining	Weighted		Weighted
Range of	Number	Contractual Life	Average	Number	Average
Exercise Prices	Outstanding	(years)	Exercise Price	Exercisable	Exercise Price

$10.00 to $11.99	685,500	2.9	$10.46	685,500	$10.46
$12.00 to $13.99	32,900	3.3	$13.08	2,867	$12.73
$14.00 to $15.99	994,773	4.1	$15.50	249,285	$15.51
$17.00 to $18.99	298,278	4.6	$18.78	99,426	$18.78

$10.00 to $18.99	2,011,451	3.7	$14.23	1,037,078	$12.48

Fair Value of Unit Based Compensation
Pengrowth records compensation expense on rights incentive options granted on or after January 1, 2003. For trust unit options and rights granted in 2002, Pengrowth has elected to disclose the pro forma effect on net income had compensation expense been recorded using the fair value method. The following is the pro forma effect on net income:

	2004	2003
Net income	$153,745	$189,297
Compensation expense related to trust unit options granted in 2002	—	(367)
Compensation expense related to rights incentive options granted in 2002	(1,067)	(1,279)

Pro forma net income	$152,678	$187,651

Pro forma net income per unit:
Basic	$1.145	$1.619

Diluted	$1.139	$1.611

The fair value of rights incentive options granted in 2004 and 2003 was estimated at 15 percent of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the rights incentive option.

Long Term Incentive Program
On November 29, 2004, the Board of Directors approved a new Long Term Incentive Program effective, January 1, 2005. Under the new Long Term Incentive Program, Restricted Share Units (“Phantom trust units”) will be allocated to employees, officers, directors and certain consultants of the Corporation and the Manager. The number of Phantom trust units granted will be based on a grant value as a percentage of an individual’s base salary and an established weighting of Phantom trust units and/or rights incentive options that is dependent on an individual’s position. The Phantom trust units will fully vest on the third anniversary year from the date of grant. The Phantom trust units will receive distributions in the form of additional Phantom trust units. The number of Phantom trust units, including any additional units from re-invested distributions at the end of the three year vesting period will be subject to a relative performance test which compares Pengrowth’s three year average total return on the Phantom trust units to the three year average total return of a peer group of other energy trusts. Upon vesting, the number of trust units issued from treasury may range from zero to one and one-half times the number of Phantom trust units granted.

Employee Savings Plans
Pengrowth has a trust unit savings plan whereby qualifying employees may contribute from one to ten percent of their basic annual salary. Employee contributions are invested in trust units purchased on the open market. Pengrowth matches the employees’ contribution, investing in additional trust units purchased on the open market. Pengrowth’s share of contributions is recorded as an expense and amounted to $1,301,314 in 2004 (2003 — $1,037,063).

In addition, Pengrowth has a plan whereby it will match zero to five percent of an employee’s contribution to their Group Registered Retirement Savings Plan. Pengrowth’s share of contributions under this plan is recorded as an expense and amounted to $425,371 in 2004 (2003 — $358,245). Pengrowth’s combined matching contributions under both Employee Savings Plans cannot exceed ten percent of an employee’s basic annual salary.

Trust Unit Margin Purchase Plan
Pengrowth has a plan whereby the employees and certain consultants of Corporation and the Manager can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Certain officers and directors hold trust units under the Trust Unit Margin Purchase Plan; however, they are prohibited from increasing the number of trust units they can hold under the plan. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans.

The Corporation has provided a $5 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2004, 848,022 trust units were deposited under the plan (2003 — 2,471,120) with a market value of $15.7 million (2003 — $52.5 million) and a corresponding margin loan of $3.1 million (2003 — $4.8 million).

The investment dealer has limited the total margin loan available under the plan to the lesser of $15 million or 35 percent of the market value of the units held under the plan. If the market value of the trust units under the plan declines, the Corporation may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by the Corporation are to be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount of the guarantee at December 31, 2004 was $3.1 million (2003 — $4.8 million), the fair value of which is estimated to be a nominal amount.

Redemption Rights Trust units are redeemable at the request of a unitholder. The redemption right permits unitholders in the aggregate to redeem a maximum of $25,000 of trust units in a month.

11.	DEFERRED CHARGES

	2004	2003
Imputed interest on note payable (net of accumulated amortization of $1,587, 2003 — nil)	$2,020	$3,607
U.S. debt issue costs (net of accumulated amortization of $510, 2003 — $204)	1,631	1,937

	$3,651	$5,544

12.	FOREIGN EXCHANGE LOSS (GAIN)

	2004	2003
Unrealized foreign exchange gain on translation of U.S. dollar denominated debt	$(18,900)	$(30,940)
Realized foreign exchange losses	1,600	1,029

	$(17,300)	$(29,911)

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

13.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	2004	2003
Accounts receivable	$(22,515)	$(24,144)
Inventory	260	602
Accounts payable and accrued liabilities	17,225	13,643
Due to Pengrowth Management Limited	6,203	36

	$1,173	$(9,863)

Change in Non-Cash Investing Working Capital

	2004	2003
Accounts payable for capital accruals	$2,169	$(2,539)

Cash payments

	2004	2003
Cash payments made for taxes	$4,729	$1,834
Cash payments made for interest	$28,119	$16,657

14.	INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to Pengrowth’s income before taxes.

	2004	2003
Income before taxes	$173,955	$191,154
Combined federal and provincial tax rate	38.6%	40.6%

Expected income tax	67,147	77,609
Net income of EnergyTrust	(59,346)	(78,893)
Resource allowance	(8,807)	(462)
Non-deductible crown charges	16,476	413
Unrealized foreign exchange gain	(3,648)	(6,281)
Attributed Canadian royalty income	(3,113)	(1,073)
Effect of proposed tax changes	3,850	—
Rate reductions	—	14,089
Change in valuation allowance	3,035	(4,947)
Other	22	(455)

Future income taxes	15,616	—
Capital taxes	4,594	1,857

	$20,210	$1,857

The net future income tax liability is comprised of:

	2004	2003
Future income tax liabilities:
Property, plant, equipment and other assets	$79,774	$—
Unrealized foreign exchange gain	8,378	5,356
Other	—	27

	88,152	5,383
Future income tax assets:
Property, plant, equipment and other assets	—	(60,628)
Attributed Canadian royalty income	(4,418)	—
Contract liabilities	(8,072)	—
Other	(34)	—

	75,628	(55,245)
Valuation allowance	—	55,245

	$75,628	$—

Non-Resident Ownership and Mutual Fund Trust Status
The Federal budget tabled on March 23, 2004 proposed several changes to subsection 132(7) of the Income Tax Act (Canada) (the “Act”), that would have affected the mutual fund status of royalty trusts.

On December 5, 2004, the Minister of Finance tabled a Notice of Ways and Means Motion in the House of Commons to implement the measures proposed in the March 23, 2004 Federal budget. However, the changes to the mutual fund trust provisions proposed in both the March 23, 2004 Federal budget and in the draft legislation published on September 16, 2004 were not included. The Minister of Finance indicated that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of non-residents investing in resource property through mutual fund trusts. Therefore, the uncertainty remains as to whether or not the taxable Canadian property exception will be available to royalty trusts, such as Pengrowth Energy Trust, indefinitely.

15.	RELATED PARTY TRANSACTIONS

Pengrowth Management Limited provides certain services pursuant to a management agreement for which Pengrowth was charged $6,135,000 (2003 — $520,000) for performance fees and $6,739,000 (2003 — $9,660,749) for a management fee. In 2003, Pengrowth was charged $695,000 for acquisition fees. In 2004, no acquisition fee was charged. In addition, Pengrowth was charged $800,000 for estimated reimbursement of general and administrative expenses incurred by the Manager pursuant to the management agreement. The law firm controlled by the corporate secretary charged $841,457 (2003 — $675,692) for legal and advisory services provided to Pengrowth by the corporate secretary. The transactions have been recorded at the exchange amount.

16.	AMOUNTS PER UNIT

The per unit amounts for net income are based on the weighted average units outstanding for the year. The weighted average units outstanding for 2004 were 133,395,485 units (2003 — 115,912,374 units). In computing diluted net income per unit, 611,086 units were added to the weighted average number of units outstanding during the year ended December 31, 2004 (2003 — 567,335) for the dilutive effect of trust unit options and rights. In 2004, 624,723 (2003 — 14,820) trust unit options and rights were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.

17.	FINANCIAL INSTRUMENTS

Interest Rate Risk
On April 23, 2003, Pengrowth completed a U.S. $200 million private placement of fixed rate seven and ten year term notes. The interest and principal payments on the term notes are payable in U.S. dollars. Pengrowth had previously fixed the interest rates on $125 million of Canadian bank debt using interest rate swaps. In 2003, Pengrowth terminated these interest rate swaps at a total cost including accrued interest of approximately $2,229,000. There were no interest rate swaps outstanding in 2004.

Foreign Currency Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the forward and futures contracts section below.

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn$1.55 per U.S.$1 on U.S.$750,000 per month effective 2003 and 2004. At December 31, 2004, there were no foreign exchange swaps outstanding.

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

As at December 31, 2004, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl
Financial:
Jan 1, 2005 — Dec 31, 2005	8,000	WTI (1)	$51.66 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu
Financial:
Jan 1, 2005 — Mar 31, 2005	2,500	Transco Z6 (1)	$12.62 Cdn
Jan 1, 2005 — Dec 31, 2005	11,000	Tetco M3 (1)	$9.27 Cdn
Jan 1, 2005 — Dec 31, 2005	2,500	Transco Z6 (1)	$10.01 Cdn
Jan 1, 2005 — Dec 31, 2005	2,500	NGI Chicago (1)	$9.41 Cdn

(1)	Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year end. At December 31, 2004, the amount Pengrowth would receive to terminate the financial crude oil and natural gas contracts would be $1,360,000 and $5,957,000 respectively.

Natural Gas Fixed Price Sales Contract:

Pengrowth assumed a natural gas fixed price sales contract in conjunction with the acquisition of the Murphy Assets. The fair value of the liability associated with the natural gas contract at the date of acquisition was estimated to be $21,824,000 in respect thereof. The liability will be reduced as the contract is settled. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mcf/d)	per mcf (1)
2005 to 2009
Jan 1, 2005 — Oct 31, 2005	3,886	$2.18 Cdn
Nov 1, 2005 — Oct 31, 2006	3,886	$2.23 Cdn
Nov 1, 2006 — Oct 31, 2007	3,886	$2.29 Cdn
Nov 1, 2007 — Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 — April 30, 2009	3,886	$2.40 Cdn

(1)	Reference price based on AECO

Fair value of financial instruments
The carrying value of financial instruments included in the balance sheet, other than long term debt, the note payable and remediation trust funds approximate their fair value due to their short maturity. The fair value of the remediation trust funds at December 31, 2004, was $8,366,000 (2003 — $7,479,000). The fair value of the U.S. dollar denominated debt at December 31, 2004 was approximately $238,726,000 based on changes in the fair value of the underlying U.S. Treasury Bill that was originally used as the basis for determining the coupon rate for each of the Corporation’s notes. The fair value of the U.S. dollar denominated debt approximated its fair value at December 31, 2003, as the rate on the debt did not vary significantly from market rates. The fair value of the note payable at December 31, 2004 and 2003 approximated its carrying value net of the imputed interest included in deferred charges.

18.	COMMITMENTS

Pengrowth has future commitments under various agreements for oil and natural gas pipeline transportation, the purchase of carbon dioxide and operating leases. The commitment to purchase carbon dioxide arises as a result of Pengrowth’s working interest in the Weyburn CO2 miscible flood project (1).

	2005	2006	2007	2008	2009	Thereafter	Total
Pipeline transportation	$41,475	$41,281	$40,192	$33,420	$29,728	$63,894	$249,990
Capital expenditures	36,900	34,800	6,600	—	—	—	78,300
CO2 purchases	5,976	5,236	4,418	4,254	4,289	23,513	47,686
Other commitments	1,980	1,169	567	342	95	—	4,153

	$86,331	$82,486	$51,777	$38,016	$34,112	$87,407	$380,129

(1)	Contract prices for CO2 are denominated in U.S. dollars and have been translated at the year end foreign exchange rate.

19.	SUBSEQUENT EVENTS

On February 28, 2005, Pengrowth closed an acquisition to purchase an additional 11.89 percent working interest in Swan Hills Unit No.1 for a purchase price of $87 million. The acquisition is effective October 1, 2004 and increases Pengrowth’s working interest in the Swan Hills Unit No.1 to 22.34 percent.

On February 17, 2005, Pengrowth announced an Arrangement Agreement (the “Arrangement”) with Crispin Energy Inc. (“Crispin”) under which Corporation will acquire all of the issued and outstanding shares of Crispin on the basis of 0.0725 Class B trust units of EnergyTrust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of EnergyTrust for each share held by non-Canadian resident shareholders of Crispin. The Board of Directors of Crispin will call a Special Meeting of Shareholders in mid to late April 2005 for approval of the Arrangement. The Arrangement will require the approval of 66 2/3 percent of the votes cast by shareholders and optionholders of Crispin voting as a single class, the approval of the majority of shareholders excluding certain management personnel and the approval of the Court of Queen’s Bench of Alberta and certain regulatory agencies. Completion of the Arrangement is expected to close prior to the end of April 2005.

20.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The significant differences between Canadian generally accepted accounting principles (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”), as they apply to Pengrowth, are as follows:

(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 1998 and 1997 the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $328.6 million and $49.8 million, respectively. At December 31, 2004 and 2003, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

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

The following is the pro forma effect of trust unit options and rights granted prior to January 1, 2003, had the fair value method of accounting been used:

Years ended December 31,	2004	2003
Net income (loss) — U.S. GAAP, as reported	$180,045	$236,181
Compensation expense related to trust unit options granted prior to January 1, 2003	—	(426)
Compensation expense related to rights incentive options granted prior to January 1, 2003	(1,067)	(1,279)

Pro forma net income — U.S. GAAP	178,978	$234,476

Pro forma net income — U.S. GAAP per unit:
Basic	$1.34	$2.02
Diluted	$1.34	$2.01

(d)	Marketable securities held by Pengrowth are classified as available-for-sale in accordance with the definitions of Statement of Financial Accounting Standards (“SFAS”) 115. Under provisions of this Statement, available-for-sale securities are reported at fair value, with unrealized holding gains and losses included in comprehensive income and reported as a separate component of unitholders’ equity until realized.

(e)	SFAS 130 requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

(f)	Effective January 1, 2002, Pengrowth retroactively adopted with restatement of prior periods, a new Canadian accounting standard relating to asset retirement obligations, as outlined in Note 2. Canadian standards are consistent with the requirements under SFAS 143, “Accounting for Asset Retirement Obligations”, except under U.S. GAAP the change was effective January 1, 2003. Under U.S. GAAP, prior periods are not restated for the change in accounting policy and the effect of the change is charged to income, not unitholders’ equity. The effect of the change in accounting policy of $19,225,000 or $0.17 per unit basic and diluted was charged to income in 2003.

(g)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

At December 31, 2004, $7,317,000 has been recorded as a current asset in respect of the fair value of the financial crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. At December 31, 2003, $13,869,000 has been recorded as a current liability in respect of the fair value of financial crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. These amounts will be recognized against crude oil and natural gas sales over the remaining terms of the related hedges.

At December 31, 2004, the ineffective portion of crude oil and natural gas hedges outstanding at year end was not significant. At December 31, 2003, $300,000 has been recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change to net income.

At December 31, 2004, there were no foreign exchange swaps outstanding. At December 31, 2003, a current asset of $2,169,000 has been recorded in respect of the fair value of a foreign exchange swap outstanding at year end with a corresponding change in accumulated other comprehensive income.

In 2003, Pengrowth terminated interest rate swaps at a total cost including accrued interest of $2,229,000. The cost has been recorded as an expense under Canadian GAAP. The unrealized hedging loss recorded in other comprehensive income related to the interest rate swaps, as at December 31, 2002 was $2,116,000.

(h)	Under U.S. GAAP EnergyTrust’s equity is classified as redeemable equity. Trust units are redeemable at the option of the holder. The redemption price is equal to the lessor of 95 percent of the market trading price of the Class B trust units traded on the TSX for the 10 trading days after the units have been surrendered for redemption and the closing market price of the Class B trust units quoted on the TSX on the date the units have been surrendered for redemption. Prior to the reclassification of trust units into Class A or Class B trust units, the units were redeemable as described above except the redemption price was based on the market trading price of the original trust units. Trust units can be redeemed for cash to a maximum of $25,000 per month. Redemptions in excess of the cash limit must be satisfied by way of a distribution in Specie of a pro-rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by EnergyTrust at the time the trust units are to be redeemed.

(i)	Under U.S. standards, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense at each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of income tax expense taxed at the federal level is $14,817,000 (2003 — $610,000). The portion of income tax expense taxed at the provincial level is $5,393,000 (2003 — $1,247,000) respectively.

(j)	Under U.S. accounting principles, no subtotal for funds generated from operations before changes in non-cash working capital balance is allowed.

(k)	In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation 46, “Accounting for Variable Interest Entities” (“FIN 46”) that requires the consolidation of Variable Interest Entities (“VIEs”). VIEs are entities that have insufficient equity or their equity investors lack one or more of the specified elements that a controlling entity would have. The VIEs are controlled through financial interests that indicate control (referred to as “variable interests”). Variable interests are the rights or obligations that expose the holder of the variable interest to expected losses or expected residual gains of the entity. The holder of the majority of an entity’s variable interests is considered the primary beneficiary of the VIE and is required to consolidate the VIE. In December 2003, the FASB issued FIN 46R which superceded FIN 46 and restricts the scope of the definition of entities that would be considered VIEs that require consolidation. Adopting the provisions of FIN 46R had no impact on the U.S. GAAP financial statements.

In September 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin 106 (“SAB 106”) regarding the application of FAS 143 by oil and gas companies that follow the full cost accounting method. SAB 106 states that after the adoption of FAS 143 the future cash flows associated with the settlement of asset retirement obligations that have been accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling test calculation. Pengrowth excludes the future cash outflows associated with settling asset retirement obligations from the present value of estimated future net cash flows and does not reduce the capitalized oil and gas costs by the asset retirement obligation accrued on the balance sheet. Costs subject to depletion and depreciation include estimated costs required to develop proved undeveloped reserves and the associated addition to the asset retirement obligations. The adoption of SAB 106 did not have a significant effect on the results of the ceiling test or the depletion and depreciation calculation.

In December 2004, the FASB issued FAS 153 which deals with the accounting for the exchanges of non-monetary assets. FAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for non-monetary exchanges of similar productive assets and introduce a broader exception for exchanges of non-monetary assets that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adopting the provisions of FAS 153 is not expected to impact the U.S. GAAP financial statements.

Consolidated Statements of Income

The application of U.S. GAAP would have the following effect on net income as reported: Stated in thousands of Canadian Dollars, except per unit amounts

Years ended December 31,	2004	2003

Net income for the year, as reported	$153,745	$189,297

Adjustments:
Depletion and depreciation (a)	26,000	26,999
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges (g)	300	660

Net income before cumulative effect of change in accounting policy under U.S. GAAP	$180,045	$216,956
Cumulative effect of change in accounting policy (f)		19,225

Net income — U.S. GAAP	$180,045	$236,181

Other comprehensive income:
Realized loss on available for-sale-securities (d)(e)	—	(271)
Realized gain on settlement of interest rate swaps (e)(g)	—	2,116
Realized gain on foreign exchange swap (e)(g)	(2,169)
Unrealized hedging gains (e)(g)	21,186	7,009

Comprehensive income — U.S. GAAP	$199,062	$245,035

Net income before cumulative effect of change in accounting policy under U.S. GAAP:
Basic	$1.35	$1.87
Diluted	$1.34	$1.86

Net income — U.S. GAAP
Basic	$1.35	$2.04
Diluted	$1.34	$2.03

Consolidated Balance Sheets

The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:

Stated in thousands of Canadian Dollars

	As	Increase
December 31, 2004	Reported	(Decrease)	U.S. GAAP

Assets:
Current portion of unrealized hedging gain (g)	$—	$7,317	$7,317
Capital assets (a)	1,989,288	(216,942)	1,772,346

		$(209,625)

Unitholders’ equity (h):
Accumulated other comprehensive income (e)(g)	$—	$7,317	$7,317
Trust Unitholders’ Equity (a)	1,462,211	(216,942)	1,245,269

		$(209,625)

	As	Increase
December 31, 2003	Reported	(Decrease)	U.S. GAAP

Assets:
Current portion of unrealized hedging gain (g)	$—	$2,169	$2,169
Capital assets (a)	1,530,359	(242,942)	1,287,417

		$(240,773)

Liabilities:
Accounts payable and accrued liabilities (g)	$54,196	$300	$54,496
Current portion of unrealized hedging loss (g)	—	13,869	13,869

Unitholders’ equity (h):
Accumulated other comprehensive income (e)(g)	—	(11,700)	(11,700)
Trust Unitholders’ Equity (a)	1,159,433	(243,242)	916,191

		$(240,773)

Additional disclosures required under U.S. GAAP

The components of accounts receivable are as follows:

	December 31,
	2004	2003

Trade	$77,778	$52,663
Prepaids	15,378	9,759
Other	11,072	3,148

	$104,228	$65,570

The components of accounts payable and accrued liabilities are as follows:

	December 31,
	2004	2003

Accounts payable	$37,588	$41,694
Accrued liabilities	42,835	12,802

	$80,423	$54,496

APPENDIX D

FIVE YEAR REVIEW — PENGROWTH ENERGY TRUST CONSOLIDATED FINANCIAL RESULTS
(INCLUDED ON PAGES 106 THROUGH 107 OF THE PENGROWTH ENERGY TRUST ANNUAL REPORT 2004)

Five Year Review

Consolidated Financial Results

(Stated in $ thousands, except per unit amounts)

Years ended December 31	2004	2003	2002	2001	2000

Gross oil and gas revenue	$801,200	691,020	482,301	469,929	416,228
Crown royalties, net of incentives	$133,952	108,325	73,833	65,203	69,594
Freehold royalties and mineral taxes	$11,848	6,580	6,774	6,757	6,994
Operating costs	$159,742	149,032	129,802	104,943	65,195
Amortized injectant costs	$19,669	32,541	44,330	47,448	32,463
General and administrative	$24,448	15,997	10,992	7,467	7,081
Management fee	$12,874	10,181	6,567	7,120	6,873
Interest expense	$29,924	18,153	15,213	18,806	17,354
Depletion, depreciation and accretion	$257,974	191,309	144,341	129,702	94,244

Net income	$153,745	189,297	56,955	88,185	125,836
Per unit	$1.15	1.63	0.63	1.24	2.26

Distributable cash	$363,061	313,415	194,458	215,787	218,340
Per unit	$2.63	2.68	2.07	3.01	3.79

Total assets	$2,276,534	1,673,718	1,552,651	1,270,208	1,113,503
Per unit	$14.88	13.51	14.04	15.45	17.44

Long-term debt	$345,400	259,300	316,501	345,456	286,823
Per unit	$2.26	2.09	2.86	4.20	4.49

Unitholders’ equity	$1,462,211	1,159,433	1,073,164	828,540	650,267
Per unit	$9.56	9.36	9.71	10.07	10.18

Net asset value at 10% (1)	$1,708,012	1,124,433	1,239,322	914,970	926,899
Per unit	$11.17	9.08	11.21	11.13	14.52

Return on average equity	11.7%	17.0%	6.0%	11.9%	20.7%
Cash flow return on average equity	27.7%	28.1%	20.5%	29.2%	36.0%
Average cost of debt capital	4.6%	5.1%	4.6%	5.2%	6.8%

(1) Based on Proved plus Probable reserves discounted before income taxes.

PENGROWTH ENERGY TRUST 106 Annual Report 2004

Five Year Review

Operating Results

Natural gas has been converted to equivalent barrels of oil at 6:1 unless otherwise stated

Years ended December 31	2004	2003	2002	2001	2000

Daily production
Crude oil (bbls)	20,817	23,337	19,914	19,726	17,599
Heavy oil (bbls)	3,558	—	—	—	—
Natural gas (mcf)	144,277	119,842	111,713	91,764	70,098
Natural gas liquids (bbls)	5,281	5,722	5,252	5,258	4,205
Oil equivalent (boe)	53,702	49,033	43,785	40,320	33,581
Total annual production (mboe)	19,655	17,897	15,982	14,717	12,291

Average price
Crude oil (per bbl)	$43.21	40.85	38.06	37.26	40.37
Heavy oil (per bbl)	$32.45	—	—	—	—
Natural gas (per mcf)	$6.80	6.35	3.85	4.48	4.34
Natural gas liquids (per bbl)	$42.21	35.54	28.11	30.68	33.56
Oil equivalent (per boe)	$40.76	38.61	30.18	31.93	33.87

Property acquisitions ($ millions)	$560.2	126.5	389.3	277.1	179.6
Capital expenditures ($ millions)	$161.1	85.7	55.6	74.0	59.8

Reserves (proved plus probable)
Reserves acquired in the year (mmboe)	47.9	NA	37.7	48.4	21.5
Reserves at year-end (mmboe)	218.6	184.4	214.8	210.5	183.0
Acquisition cost per boe	$11.70	NA	10.33	5.72	8.34

Cash on cash return:
Yearly high price (1)	12.4%	12.1%	12.2%	13.7%	18.6%
Yearly low price (1)	16.9%	20.0%	15.9%	23.5%	25.2%

(1)	2004 Cash-on-cash return is calculated based on PGF.UN units prior to July 28, 2004 and PGF.B units thereafter

PENGROWTH ENERGY TRUST 107 Annual Report 2004

APPENDIX E

CORPORATE GOVERNANCE (INCLUDED ON PAGES 41 THROUGH 46 OF
THE PENGROWTH ENERGY TRUST ANNUAL REPORT 2004)

Corporate Governance

ABOVE: Left to right standing: Michael S. Parrett, Stanley H. Wong, Thomas A. Cumming, Left to right sitting: John B. Zaozirny, James S. Kinnear, William R. Stedman.
Pengrowth Energy Trust is committed to the highest standards of corporate governance practices and procedures in both Canada and the United States.

PENGROWTH ENERGY TRUST  41  Annual Report 2004

CORPORATE GOVERNANCE

PENGROWTH CORPORATION

Board of Directors

JAMES S. KINNEAR, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Kinnear graduated from the University of Toronto in 1969 with a B.Sc. degree and received a C.F.A. designation in 1979. In 1982 he founded Pengrowth Management Limited and in 1988 created Pengrowth Energy Trust. Prior to 1982 he worked in the securities sector in Montreal, Toronto and London, England. Mr. Kinnear was awarded the Ernst and Young, Prairies Region Entrepreneur of the Year award for 2001. He is currently a Director of the Calgary Chamber of Commerce and as of 2004 a Director of the National Arts Centre Foundation Board. Mr. Kinnear is Chairman of the Pengrowth Rockyview General Hospital Invitational Golf Tournament, a member of the Calgary Health Trust Development Council and a member of the Canadian Council of Chief Executives.

JOHN B. ZAOZIRNY, q.c., b.comm., ll.b., ll.m.

John Zaozirny is Counsel to McCarthy Tetrault and Vice Chairman of Canaccord Capital Corporation. He was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986. Mr. Zaozirny currently serves on the board of numerous Canadian and international corporations. He is also a Governor of the Business Council of British Columbia.

THOMAS A. CUMMING, ba. sc., p. eng.

Thomas Cumming joined Pengrowth Corporation’s Board of Directors in April 2000, having held the position of President and CEO of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool, and serves as a Director of the Canadian Investor Protection Fund, the Alberta Capital Market Foundation and Western Lakota Energy Services Inc. He is also a past president of the Calgary Chamber of Commerce.

MICHAEL S. PARRETT, b.a. economics, ca

Michael Parrett, appointed to the Board of Directors of Pengrowth Corporation in April 2004, is currently an independent consultant providing advisory service to various public companies in Canada and the United States. Mr. Parrett is a member of the Board of Fording Inc. and is serving as a Trustee for Fording Canadian Coal Trust as well as a board member of Gabriel Resources Limited. He formerly was President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. He has participated as an instructor, panel member and guest speaker at various mining conferences, as well as, the Law Society of Upper Canada, the Insurance Institute of Ontario and the Canadian School of Management .

WILLIAM R. STEDMAN, b.sc., b. eng, mba

William Stedman has been the Chairman and CEO of ENTx Capital Corporation since its inception in 2001. ENTx is a private venture capital firm which specializes in the electric power industry. He currently sits on the Board of Directors of a number of private companies and on four publicly traded companies: Innicor Subsurface Technologies, Keyspan Facilities Income Fund, Masters Energy, Inc., and most recently Pengrowth Corporation. Prior to co-founding ENTx, Mr. Stedman was President and CEO of Pembina Pipeline Corporation, and played an important role in building Pembina Corporation into a substantial Canadian oil and gas exploration and production and liquids pipeline company.

STANLEY H. WONG, b.sc., p. eng.

Stanley Wong is President of Carbine Resources Ltd., a private oil and gas producing and engineering consulting company. He was Senior Engineer with Hudson’s Bay Oil & Gas for 10 years and employed by Total Petroleum for 15 years where he was Chief Engineer and later became Manager of Special Projects.

PENGROWTH ENERGY TRUST  42  Annual Report 2004

CORPORATE GOVERNANCE

Corporate Responsibility

Pengrowth Energy Trust is in business to provide returns to Pengrowth unitholders through competitive acquisitions and effective management of our petroleum and natural gas properties. As a good corporate citizen, we also recognize that economic performance is only one criteria on which Pengrowth is evaluated. Pengrowth conducts its business and operations in accordance with best corporate practices. Pengrowth also supports a broad base of charitable organizations and is actively involved in the community.

Corporate Governance Practices

The Board of Directors of Pengrowth Corporation seeks to comply with prevailing standards for Corporate Governance in both Canada and the United States. The trust units of Pengrowth Energy Trust are listed on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Pengrowth Energy Trust is a reporting issuer in all provinces of Canada and a foreign private issuer in the United States.

The Board of Directors of Pengrowth Corporation complies with the guidelines for effective Corporate Governance of the TSX and Pengrowth’s Corporate Governance practices in comparison with the TSX best practices are disclosed in Pengrowth’s annual proxy materials. These guidelines address the constitution of boards of directors and board committees as well as their functions, their independence from management and other means to promote sound Corporate Governance practices.

Pengrowth also considers the application of recent legislative changes and the recommendations of influential organizations and commentators on effective Corporate Governance and, where appropriate, modifies Corporate Governance rules in accordance with prevailing rules and best practices. On October 29, 2004, the Canadian Securities Administrators (“CSA”) published for comment proposed National Instrument 58-101 –Disclosure of Corporate Governance Practices and proposed National Policy 58-201 – Corporation Guidelines. In the United States, the two most significant recent developments relate to the Sarbanes-Oxley Act of 2002 (“SOX”) and the Corporate Governance Listing Standards of the NYSE. In general, foreign private issuers such as Pengrowth Energy Trust are subject to the same CEO and CFO certifications in

PENGROWTH ENERGY TRUST  43  Annual Report 2004

CORPORATE GOVERNANCE

their Forms 20-F and 40-F as are U.S. companies in their Form 10-K. The same executive loan prohibitions apply, as do the strong audit committee and auditor independence requirements, the specific revised financial disclosures and the improved whistleblower protections. The Corporate Governance Listings Standards establish mandatory Corporate Governance practices for issuers listed on the NYSE addressing issues such as board and committee independence and codes of conduct. Non-U.S. issuers listed on the NYSE are required only to comply with the audit committee requirement by July 31, 2006 although such issuers must disclose, either on their websites or in their annual reports, any significant differences between their Corporate Governance practices and those required for U.S. issuers.

The following are important elements of our current corporate governance practice:

•	The Board of Directors of the Corporation, Pengrowth Management Limited and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of Pengrowth Energy Trust and Pengrowth Corporation.

•	Pengrowth Management Limited makes recommendations to the Board of Directors as to the strategic direction of Pengrowth Corporation and Pengrowth Energy Trust and as to acquisitions and divestitures. The Board of Directors considers these recommendations and assumes overall responsibility for the strategic direction of Pengrowth Corporation and Pengrowth Energy Trust.

•	The Board of Directors of Pengrowth Corporation also considers management development and succession programs, financing proposals including the issuance of trust units and other securities as well as those matters which require Board approval.

•	Two members of the Board of Directors are considered related to the Corporation and/or Pengrowth Energy Trust by virtue of their appointment by Pengrowth Management Limited and other factors. The remainder (presently four, but up to six) of the Directors are independent in that they have not worked for Pengrowth Corporation (or Pengrowth Management Limited), nor have they received remuneration from Pengrowth Corporation (or Pengrowth Management Limited), other than options or rights to acquire trust units, in excess of Directors’ fees payable by Pengrowth Corporation.

PENGROWTH ENERGY TRUST  44  Annual Report 2004

CORPORATE GOVERNANCE

•	The Board of Directors has established a Corporate Governance and Compensation committee. This committee is comprised of four independent directors and has activities that include:

▪	adoption of a charter for corporate governance, which has been ratified by the Board of Directors;

▪	nominating new members to the Board of Directors;

▪	development of procedures for assessing the effectiveness of the Board of Directors, committees and individual directors;

▪	undertaking responsibility for evaluating the performance of Pengrowth Management Limited; and

▪	adoption of a business code of ethics and policies on disclosure and insider trading.

•	The independent members of the Board of Directors meet separately at meetings of the Board under the chairmanship of the Lead Director, John B. Zaozirny.

•	The Audit Committee of the Board of Directors is comprised of three members of the Board. Tom Cumming (“Chairman”), Michael Parrett and William Stedman are considered independent and financially literate for the purpose of the specific SOX rules governing the composition of audit committees. The committee includes at least one person that would be considered an audit committee financial expert. The committee communicates directly with the auditors of Pengrowth Corporation and Pengrowth Energy Trust.

•	The Reserves Committee of the Board, comprised of two professional engineers, has been appointed to review Pengrowth’s standards for reporting reserves for its portfolio of oil and natural gas properties. The Reserves Committee communicates directly with Gilbert Laustsen Jung Associates Ltd., Pengrowth Corporation’s independent engineers.

•	The Board of Directors has established a Disclosure Committee, comprised of the Chief Executive Officer, Chief Financial Officer, Lead Director, Corporate Secretary and Manager of Investor Relations that is charged with reviewing press releases and other public disclosure documents prior to their release by Pengrowth Corporation.

•	All stock options and stock rights plans have been approved by the unitholders of Pengrowth Energy Trust.

PENGROWTH ENERGY TRUST  45  Annual Report 2004

CORPORATE GOVERNANCE

Structure and Function

The Board of Directors has general corporate authority over the business and affairs of Pengrowth Corporation and derives its authority with respect to Pengrowth Energy Trust by virtue of the delegation of powers of the Trustee to Pengrowth Corporation as administrator in accordance with the Trust Indenture. In accordance with the Royalty Indenture, Trust Indenture and Unanimous Shareholders’ Agreement, the Trust unitholders and Royalty unitholders empowered the Trustee and Pengrowth Corporation to delegate authority to Pengrowth Management Limited under the Management Agreement. As a result, neither Pengrowth Management Limited nor the Board of Directors has plenary authority over the business and affairs of Pengrowth Energy Trust or Pengrowth Corporation. Pengrowth Management Limited has broad discretion to administer and regulate the day-to-day operations of Pengrowth Energy Trust and Pengrowth Corporation and initiates acquisition and disposition activity. In practice, however, Pengrowth Management Limited defers to the Board of Directors on all matters material to Pengrowth Corporation and Pengrowth Energy Trust.

The Board of Directors represents a cross-section of experience in matters of oil and natural gas, finance and directors’ responsibilities. Three of the six current members of the Board of Directors have been directors since the formation of Pengrowth Corporation and Pengrowth Energy Trust. Thomas A. Cumming has been a Director since April 2000. Michael Parrett and William Stedman were elected as directors at the April 26th, 2004 Annual and Special Meeting.

Mandate of Computershare as Trustee

Computershare, as Trustee, has broad power over the administration and management of Pengrowth Energy Trust and the power to delegate those duties and responsibilities. This power is governed by the terms of the Trust Indenture between Pengrowth Corporation and Computershare, subject to the voting rights of the unitholders. All Trust unitholders are entitled to attend and vote upon all resolutions brought before meetings of the unitholders of Pengrowth Energy Trust on the basis of one vote for each trust unit.

PENGROWTH ENERGY TRUST  46  Annual Report 2004

APPENDIX F

PART II — CORPORATE GOVERNANCE (INCLUDED ON PAGES 17 THROUGH 27
OF THE PENGROWTH ENERGY TRUST INFORMATION CIRCULAR — PROXY
STATEMENT (DATED MARCH 14, 2005)

PART II — CORPORATE GOVERNANCE

Mandates of the Trustee, the Manager and the Board of Directors

The Corporation holds petroleum and natural gas rights and other assets. Under the Royalty Indenture, a royalty was created representing 99% of the “Royalty Income”, which is payable to Royalty Unitholders.

Pengrowth Trust was created for the purpose of issuing Trust Units to the public, facilitating an indirect investment in Royalty Units and other permitted investments under the Trust Indenture. Pengrowth Trust holds Royalty Units, interests in certain petroleum and natural gas facilities, cash and other assets. The Class B trust units and the Class A trust units of Pengrowth Trust are listed on the Toronto Stock Exchange (the “TSX”) and the Class A trust units of Pengrowth Trust are also listed on the New York Stock Exchange (the “NYSE”). Pengrowth Trust is therefore subject to the corporate governance listing requirements of both exchanges.

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

In accordance with the terms of the Unanimous Shareholder Agreement, all Royalty Unitholders other than the Trustee, and all Trust Unitholders are entitled to attend at, and vote upon, all resolutions brought before meetings of the Shareholders of the Corporation on the basis of one vote for each Unit held. Currently, the Unanimous Shareholder Agreement also provides that the Board of Directors shall consist of two nominees of the Manager and up to six directors who are elected by the Trust Unitholders of Pengrowth Trust. The Board of Directors meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2004, 15 regularly constituted Board of Directors meetings were held.

Board Independence

The NYSE Listed Company Manual states that a majority of directors must be independent. An independent director is defined as one who has been determined by the Board of Directors to have no material relationship with Pengrowth, other than relationships arising from shareholdings. In addition, a director is not independent if: (i) the director or an immediate family member is, or has been within the last three years, an employee or executive officer of Pengrowth; (ii) the director or an immediate family member has received during any twelve month period within the last three years, more than $100,000 in direct compensation from Pengrowth; (iii) the director or an immediate family member, a partner or employee of a firm that is Pengrowth’s internal or external auditor or the director or an immediate family member has, within the last three years, been a partner or employee of such firm and worked on Pengrowth’s audit; (iv) the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Pengrowth’s present officers at the same time serves or served on that company’s compensation committee; and (v) the director or an immediate family member is a current employee of a company that has made payments to, or received payments from, Pengrowth for a property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1,000,000, or 2% of such other company’s consolidated gross revenues. The TSX Company Manual recommends that the board of directors of every issuer be constituted with a majority of individuals who qualify as “unrelated directors”. An unrelated director is a director who is independent of the Manager and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interest of Pengrowth Trust.

Six of eight directors recommended for election to the Board of Directors are independent directors under the NYSE requirements and are also considered unrelated. Mr. James S. Kinnear, who is Chairman, President and Chief Executive Officer of the Corporation as well as President and Chief Executive Officer of the Manager, is not independent of either entity and is a related director. Mr. Stanley H. Wong may be considered not to be independent and is a related director as he is the Manager’s additional appointee to the Board of Directors pursuant to the terms of the Unanimous Shareholder Agreement. However, Mr. Wong is neither engaged by the Manager nor by the Corporation and receives remuneration solely in his capacity as a director of the Corporation. The remainder of the directors are independent and unrelated in that they have not worked for the Corporation (or the Manager) nor do they have material contracts with the Corporation (or the Manager) or receive remuneration from the Corporation (or the Manager), other than Trust Unit Rights, in excess of director’s fees payable by the Corporation.

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

The Board of Directors represents a cross-section of experience in matters of oil and gas, finance and directors’ responsibilities. Three of the eight nominated members of the Board of Directors have been directors since the formation of the Corporation and Pengrowth Trust. Thomas A. Cumming has been a director since April 2000. Michael S. Parrett and William R. Stedman have been directors since April 22, 2004. Messrs. A. Terence Poole and Kirby L. Hedrick are nominated to the board for the first time.

Board Committees

The Audit Committee of the Board of Directors is currently comprised of three of the independent, unrelated directors. The Board of Directors has a Corporate Governance/Compensation Committee which is also comprised of three independent, unrelated directors. The Board of Directors has also formed a Reserves Committee comprised of two directors, one of whom is an independent, unrelated director, to review the assumptions and practices and results in respect to the preparation of independent reserve reports for the oil and gas assets of the Corporation and the reporting thereof. There are no other committees of the Board of Directors.

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

Pengrowth is also considering the application of recent legislative changes and the recommendations of influential organizations and commentators on effective Corporate Governance. Multilateral Instrument 58-201 on effective Corporate Governance was published for comment by the Canadian Securities Administrators (the “CSA”) on October 24, 2004 and will likely be implemented during 2005.

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

As part of the strategic planning process conducted in 2004, senior officers of the Corporation and the general management of the Corporation held several meetings and put forward their views. This input from senior members of management was used as part of the background information reviewed by the Board of Directors to assist them in developing the Corporation’s strategic plan.

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

(d)	a communications policy for the corporation; and

The Board of Directors has approved a Corporate Disclosure Policy to ensure timely, accurate, credible and balanced disclosure of material information in respect of Pengrowth Trust and the Corporation. The policy in place outlines the procedures and practical guidelines for the consistent, transparent, regular and timely public disclosure and dissemination of material and non-material information about the Corporation and Pengrowth Trust. Under the policy, a Disclosure Policy Committee has been established by the Board of Directors and includes the Chief Executive Officer, Interim Chief Financial Officer, Lead Director, Corporate Secretary and Manager of Investor Relations. It is this committee’s responsibility to monitor the effectiveness of and compliance with the Corporate Disclosure Policy and educate directors, officers and employees as to disclosure issues.

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

In order to comply with Section 404 of the SOX, which involves the Corporation’s internal control over financial reporting, management is reviewing and testing the company’s internal controls over financial reporting. The Board of Directors is provided with regular updates from management on this process. This process needs to be complete and in place for year end 2006 reporting.

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

Thomas A. Cumming — unrelated director
James S. Kinnear — related director (Chairman, President and Chief Executive Officer)
Michael S. Parrett — unrelated director
William R. Stedman — unrelated director
Stanley H. Wong — related director (appointed by the Manager*)
John B. Zaozirny — unrelated director (Lead Director)
A. Terence Poole — unrelated director nominee
Kirby L. Hedrick — unrelated director nominee

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

The Corporate Governance/Compensation Committee is presently composed of three directors, all of whom are independent directors. This committee’s responsibilities include proposing to the Board of Directors new nominees to the Board of Directors and assessing each director’s performance on an ongoing basis. In assessing new nominees, the Corporate Governance/Compensation Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board of Directors can carry out its mandate and functions effectively. The Corporate Governance/Compensation Committee receives and evaluates suggestions for candidates from individual directors, the President and Chief Executive Officer and from professional search organizations. During 2004 the Corporate Governance/Compensation Committee initiated a search process to seek two new directors of the Corporation, one with financial expertise and the second with technical/engineering expertise.

Many candidates were considered and ultimately Korn/Ferry International was retained, resulting in the two nominees proposed for election at the Shareholders’ Meeting.

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

Over the past year the Corporate Governance/Compensation Committee has reviewed the size of the Board of Directors, the experience of existing members and the increasing time commitments required of Directors. Once this review was complete criteria were set for new directors including a requirement for additional financial expertise and for additional technical expertise to replace the expertise of Mr. Michael A. Grandin who retired from the Board of Directors during 2004. After an extensive search by the Committee and the President and Chief Executive Officer suitable candidates were identified and brought forward to the Board of Directors. The names of two new director nominees are being put forward for approval at the Shareholders Meeting.

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

The Board of Directors annually appoints members to its committees. The committees presently established by the Board of Directors are composed as follows:

Audit Committee	Thomas A. Cumming, Chairman	unrelated director
	Michael S. Parrett	unrelated director
	William R. Stedman	unrelated director

Corporate Governance/	John B. Zaozirny, Chairman	unrelated director
Compensation Committee	Michael S. Parrett	unrelated director
	Thomas A. Cumming	unrelated director

Reserves Committee	William R. Stedman, Chairman	unrelated director
	Stanley H. Wong	related director

In addition, the Board of Directors has established a Disclosure Policy Committee that includes: the Chief Executive Officer — James S. Kinnear — related director, the lead director — John B. Zaozirny — unrelated lead director, Interim Chief Financial Officer — Christopher G. Webster, Corporate Secretary — Charles V. Selby, and Manager of Investor Relations — Dean Morrison.

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

The Audit Committee is composed of three independent, unrelated directors. The mandate of the Audit Committee is set forth in the Audit Committee Charter, which the Board of Directors adopted July 30, 2001. The charter directs the Audit Committee to: (a) monitor the integrity of the company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; (b) monitor the independence and performance of the company’s independent auditors; and (c) provide an avenue of communication among the independent auditors, management and the Board of Directors.

Certain disclosure regarding the charter and composition of the audit committee of the Board of Directors and the fees paid to Pengrowth’s external auditor as required by Form 52-110F2 will be contained under the heading “Audit Committee” in Pengrowth’s AIF for the year ended December 31, 2004.

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

The Board of Directors has approved the following charters and policies in respect to corporate governance:

DATE OF APPROVAL BY THE
	CHARTER/POLICY	BOARD OF DIRECTORS
1.	Mandate and Terms of Reference — Reserves Committee	February 25, 2005
2.	Whistleblower Policy (Audit Committee)	May 17, 2004
3.	Privacy Policy	December 23, 2003
4.	Policy on Trading in Securities by Directors, Officers and Employees	October 30, 2003
5.	Corporate Disclosure Policy	March 3, 2003
6.	Code of Business Ethics	November 19, 2002
7.	Authority Levels	November 19, 2002
8.	Terms of Reference — Corporate Governance/Compensation Committee	July 30, 2002
9.	Corporate Governance Policy	July 30, 2002
10.	Terms of Reference Chairman of the Board of Directors Terms of Reference Lead Director	July 30, 2002
11.	Audit Committee Charter	July 30, 2001
12.	Internet Policy	July 21, 1999

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

Subsequent to December 31, 2004 no major discovery or other favorable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES

The following table sets forth revenue and direct cost information relating to the Trust’s oil and gas producing activities for the years ended December 31.

(thousands of dollars)	2004	2003
Revenue
Sales	$667,790	$585,841
Deduct
Production costs	152,400	143,453
Transportation costs	8,274	8,225
Amortization of injectant costs	19,669	32,541
Technical support and other	7,342	5,579
Depletion, depreciation and amortization	221,332	158,271

Results of operations from producing activities	$258,773	$237,772

1.	The costs in this schedule exclude corporate overhead, interest expense and other operating costs which are not directly related to producing activities.

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

Costs incurred in oil and gas producing activities for the years ended December 31 are as follows:

	2004	2003
	(thousands of dollars)
Property Acquisition Costs
Proved	$512,348	$122,964
Unproved	12,766	—
Development Costs	161,141	85,718
Injectant Costs	20,415	23,037

	$706,670	$231,719

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties.

Development costs include the costs of drilling and equipping development wells and facilities to extract, treat and gather and store oil and gas.

Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 24 to 30 months.

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

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to the Trust’s oil and gas exploration, development and producing activities at December 31 consist of:

(thousands of dollars)	2004	2003
Oil and gas properties	$3,011,723	$2,305,462

Less accumulated depletion, depreciation and amortization	(1,239,377)	(1,018,045)

Net capitalized costs	$1,772,346	$1,287,417

OIL AND GAS RESERVE INFORMATION

All of the Trust’s proved oil, natural gas liquids, and natural gas reserves are located in Canada, primarily in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. The Trust’s proved developed and undeveloped reserves after deductions of royalties are summarized below:

	Crude Oil and
	Natural Gas	Natural
	Liquids	Gas
	MMbbls	Bcf
NET PROVED DEVELOPED AND UNDEVELOPED RESERVES AFTER ROYALTIES

End of year 2002	89.8	336.0
Revision of previous estimates	(4.6)	(33.8)
Purchase of reserves in place	0.3	0.6
Sales of reserves in place	(0.2)	(0.6)
Discoveries and extensions	0.1	3.0
Production	(8.1)	(33.8)

End of year 2003	77.3	271.4
Revision of previous estimates	1.7	16.0
Purchase of reserves in place	17.0	97.1
Sales of reserves in place	—	—
Discoveries and extensions	0.1	1.8
Production	(8.8)	(42.7)

End of year 2004	87.3	343.6

NET PROVED DEVELOPED RESERVES AFTER ROYALTIES
End of year 2002	66.6	233.2
End of year 2003	60.6	219.9
End of year 2004	70.5	305.7

Notes:

1.	Net after royalty reserves are the Trust’s lessor royalty, overriding royalty, and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

2.	Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and prices in effect at year end.

3.	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

4.	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

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

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2004 was based on the following benchmark prices; crude oil price of $46.54/bbl and natural gas price of $6.79/mcf. The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2003 was based on the following benchmark prices; crude oil price of $40.81/bbl and natural gas price of $6.09 /mcf.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES

The following table sets forth the standardized measure of discounted future net cash flows from projected production of the Trust’s crude oil and natural gas reserves at December 31, for the years presented.

	2004	2003
	(millions of dollars)
Future cash inflows	$5,869	$4,797
Future costs
Future production and development costs	(2,494)	(2,034)

Future net cash flows	3,375	2,763
Deduct: 10% annual discount factor	(1,383)	(1,159)

Standardized measure of discounted future net cash flows	$1,992	$1,604

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES

The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for the years presented.

	2004	2003
	(millions of dollars)
Future discounted net cash flows at beginning of year	$1,604	$1,942

Sales and transfer, net of production costs	(480)	(395)
Net change in sales and transfer prices, net of development and production costs	176	(115)
Development costs during the year	161	86
Extensions and discoveries, net of related costs	5	7
Revisions of quantity estimates	58	(134)
Accretion of discount	160	194
Sales of reserves in place	—	(4)
Purchase of reserves in place	323	5
Changes in timing of future net cash flows and other	(15)	18

End of Year	$1,992	$1,604

Note:

1.	The schedules above are calculated using year-end prices, costs, statutory tax rates and existing proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.