Form 40-F/A
PENGROWTH ENERGY TRUST
filed 2006-08-02
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F/A
AMENDMENT NO. 1

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
     There were 77,524,673 Class A Trust Units, of no par value, outstanding as of December 31, 2005. On July 27, 2006 the Class A Trust Units were converted into Trust Units (with the exception of Class A Trust Units held by residents of Canada who elected to retain their Class A Trust Units).
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
     This Annual Report on Form 40-F/A shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statement on Form F-10 (File No. 333-134527).

EXPLANATORY NOTE
     This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 40-F filed on March 31, 2006 (the “Original Filing”) of Pengrowth Energy Trust (“Pengrowth”) for the fiscal year ended December 31, 2005, is being filed for the purpose of (1) amending the auditors’ report to include the name and signature of the chartered accountants who prepared the report; and (2) to amend the certifications of the Chief Executive Officer and Chief Financial Officer of Pengrowth. The amended auditors’ report is included as Appendix G to this Amendment. The amended certifications of the Chief Executive Officer and Chief Financial Officer of Pengrowth are included as exhibits 31.1 and 31.2 to this Amendment and are currently dated.
     Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update or restate the information in any Item of the Original Filing or reflect any events that have occurred after the Original Filing was filed. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.
DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT
     The following documents have been filed as part of this Amendment on Form 40-F:

Appendix	Documents

A*	Pengrowth Energy Trust Annual Information Form for the year ended December 31, 2005.

B*	Management’s Discussion and Analysis (included on pages 54 through 80 of the Pengrowth Energy Trust 2005 Annual Report).

C*
Consolidated Financial Statements of Pengrowth Energy Trust, including note 20 thereof which includes a reconciliation of the Consolidated Financial Statements to United States generally accepted accounting principles.

D*	Five Year Review — Pengrowth Energy Trust Consolidated Financial Results (included on pages 115 through 119 of the Pengrowth Energy Trust 2005 Annual Report).

E*	Corporate Governance (included on pages 48 through 53 of the Pengrowth Energy Trust 2005 Annual Report).

F*	Oil and Gas Producing Activities Prepared in Accordance with SFAS No. 69 — “Disclosures about Oil and Gas Producing Activities”.

G	Auditors’ Report.
*   Previously filed.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Amendment on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2006	PENGROWTH ENERGY TRUST by its Administrator PENGROWTH CORPORATION
	By:	/s/ James S. Kinnear
James S. Kinnear
Chairman, President and Chief Executive Officer

APPENDIX G
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
February 27, 2006

82
PENGROWTH ENERGY TRUST