Form 40-F/A
period 2005-12-31
PENGROWTH ENERGY TRUST
filed 2006-09-15
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F/A
AMENDMENT NO. 2

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

EXPLANATORY NOTE
     This Amendment No. 2 (this “Amendment”) to the Annual Report on Form 40-F filed on March 31, 2006 (the “Original Filing”) of Pengrowth Energy Trust (“Pengrowth”) for the fiscal year ended December 31, 2005, is being filed for the purpose of amending Pengrowth’s Management’s Discussion and Analysis to include the Disclosure Controls and Procedures section, which was inadvertently omitted from the Original Filing. In addition, we are including as exhibits certain currently dated certifications of our Chief Executive Officer and Chief Financial Officer.
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
DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT
     The following documents have been filed as part of this Amendment on Form 40-F:

Appendix	Documents

A*	Pengrowth Energy Trust Annual Information Form for the year ended December 31, 2005.

B	Management’s Discussion and Analysis (Revised) (included on pages 54 through 80 of the Pengrowth Energy Trust 2005 Annual Report).

C*
Consolidated Financial Statements of Pengrowth Energy Trust, including note 20 thereof which includes a reconciliation of the Consolidated Financial Statements to United States generally accepted accounting principles.

D*	Five Year Review — Pengrowth Energy Trust Consolidated Financial Results (included on pages 115 through 119 of the Pengrowth Energy Trust 2005 Annual Report).

E*	Corporate Governance (included on pages 48 through 53 of the Pengrowth Energy Trust 2005 Annual Report).

F*	Oil and Gas Producing Activities Prepared in Accordance with SFAS No. 69 — “Disclosures about Oil and Gas Producing Activities”.

G*	Auditors’ Report.
*   Previously filed.

EXHIBIT LIST

1.*	Consent of KPMG LLP

2.*	Consent of Gilbert Laustsen Jung Associates Ltd.

3.	Certification pursuant to Section 906

4.	Certificate of CEO

5.	Certificate of CFO

*	Previously filed.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Amendment on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2006	PENGROWTH ENERGY TRUST by its Administrator PENGROWTH CORPORATION
	By:	/s/ James S. Kinnear
James S. Kinnear
Chairman, President and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS (REVISED)
(INCLUDED ON PAGES 54 THROUGH 80 OF THE PENGROWTH ENERGY TRUST 2005 ANNUAL REPORT)

Management’s Discussion and Analysis (Revised)
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
Disclosure Controls and Procedures
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian regulations and the U.S. certification rules include similar requirements where both the Chief Executive Officer and the Chief Financial Officer must assess and certify as to the effectiveness of the internal controls over the disclosure of annual filings, interim filings, reports and other releases of material information.
The Chief Executive Officer, James Kinnear, and the Chief Financial Officer, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the period ending December 31st, 2005. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to ensure that all required information, reports and filings required under provincial securities legislation and United States securities laws are properly submitted and recorded in a timely fashion. Pengrowth’s disclosure controls and procedures were certified as being effective for that period on Form 52-109F1 but Pengrowth omitted reference to this evaluation in its Management’s Discussion and Analysis for the period filed under Canadian securities laws. Pengrowth did disclose this evaluation in its filings for the period under U.S. securities laws. Pengrowth continues to believe that the processes, practices and administration procedures it has in place provide effective disclosure controls.

PENGROWTH ENERGY TRUST