Form 40-F
period 2006-12-31
PENGROWTH ENERGY TRUST
filed 2007-04-02
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
Commission File Number: 1-31253
PENGROWTH ENERGY TRUST
(Exact name of Registrant as specified in its charter)
Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311	None
(Primary Standard Industrial	(I.R.S. Employer
Classification Code Number)	Identification Number)
Suite 2900, 240 — 4th Avenue S.W.
Calgary, Alberta Canada T2P 4H4
(403) 233-0224
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
111-8th Avenue, New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
copies to:

Brad D. Markel Bennett Jones LLP 4500 Bankers Hall East 855 — 2nd Street SW Calgary, Alberta T2P 4K7 Canada (403) 298-3100	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 USA (212) 373-3000
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Trust Units	New York Stock Exchange
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
     There were 244,005,105 Trust Units, of no par value, outstanding as of December 31, 2006.
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
Yes   ☑          No   ☐

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT
     The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

Appendix	Documents

A	Pengrowth Energy Trust Annual Information Form for the year ended December 31, 2006.

B	Management’s Discussion and Analysis.

C	Consolidated Financial Statements of Pengrowth Energy Trust, including Management’s Report to Unitholders, the Auditors’ Report and note 23 thereof which includes a reconciliation of the Consolidated Financial Statements to United States generally accepted accounting principles.

D	Oil and Gas Producing Activities Prepared in Accordance with SFAS No. 69 — “Disclosures about Oil and Gas Producing Activities”.

E	Pengrowth Energy Trust Code of Business Conduct and Ethics dated December 2006.
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
Certifications. See Exhibits 5 and 6 to this Annual Report on Form 40-F.
Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure Controls and Procedures” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Disclosure Controls and Procedures” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditors’ Report” that accompanies the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2006, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
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
ADDITIONAL DISCLOSURE
     Certain disclosure regarding the corporate governance practices of the Registrant, including disclosure of the Registrant’s code of ethics, principal accountant fees and services, pre-approval policies and procedures and off-balance sheet arrangements, is included on pages 81 through 82 and pages 97 through 98 of the Annual Information Form contained in Appendix A. Disclosures regarding the Registrant’s contractual obligations is included on page 83 of Management’s Discussion and Analysis contained in Appendix B.
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

Date: March 30, 2007	PENGROWTH ENERGY TRUST by its Administrator PENGROWTH CORPORATION
	By:	/s/ James S. Kinnear
James S. Kinnear
Chairman, President and Chief Executive Officer

APPENDIX A
PENGROWTH ENERGY TRUST ANNUAL INFORMATION FORM FOR THE YEAR
ENDED DECEMBER 31, 2006

PENGROWTH ENERGY TRUST
ANNUAL INFORMATION FORM
For the year ended December 31, 2006
March 30, 2007

Unless otherwise indicated, all of the information provided in this Annual Information Form is as at December 31, 2006.

GLOSSARY OF TERMS AND ABBREVIATIONS
The following terms in this Annual Information Form have the meanings set forth below:
Corporate
•	Board or Board of Directors refers to the board of directors of the Corporation;

•	Class A Trust Units refers to the class A trust units of the Trust created and issued pursuant to the Trust Indenture;

•	Class B Trust Units refers to the class B trust units of the Trust issued and outstanding prior to the Consolidation;

•	Common Shares refers to the common shares in the capital of the Corporation;

•	Computershare refers to Computershare Trust Company of Canada;

•	Consolidation has the meaning ascribed thereto under “Recent Acquisitions, Financings and Developments — Trust Unit Consolidation”;

•	Corporation refers to Pengrowth Corporation, the administrator of the Trust;

•	Manager refers to Pengrowth Management Limited, the manager of the Trust and the Corporation;

•	October 31 Proposals has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations”;

•	Pengrowth, we, us and our refers to the Trust and all of its wholly-owned direct and indirect subsidiary entities on a consolidated basis;

•	Royalty Indenture refers to the amended and restated royalty indenture of the Corporation, dated July 27, 2006;

•	Royalty Unitholder refers to holders of Royalty Units;

•	Royalty Units refers to the royalty units of the Corporation created and issued pursuant to the Royalty Indenture;

•	Trust refers to Pengrowth Energy Trust;

•	Trust Indenture refers to the amended and restated trust indenture of the Trust, dated July 27, 2006;

•	Trust Units refers to the Trust Units of the Trust created and issued pursuant to the Trust Indenture;

•	Unitholders refers to holders of Trust Units and Class A Trust Units.

Engineering
•	Developed Non-Producing Reserves refers to those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown;

•	Developed Producing Reserves refers to those reserves expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production and the date of resumption of production must be known with reasonable certainty;

•	Developed Reserves refers to those reserves that are expected to be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production. The developed category may be subdivided into producing and non-producing;

•	GLJ refers to GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta;

•	GLJ Reports refers to the reports prepared by GLJ, with respect to Pengrowth’s properties, dated February 1, 2007, and with respect to the CP Properties, dated March 5, 2007, each having an effective date of December 31, 2006;

•	Gross with respect to production and reserves refers to the total production and reserves attributable to a property before the deduction of royalties and with respect to land and wells refers to the total number of acres or wells, as the case may be, in which Pengrowth has a working interest or a royalty interest;

•	Net refers to Pengrowth’s working interest share of production or reserves, as the case may be, after the deduction of royalties, and, with respect to land and wells, refers to Pengrowth’s working interest share therein;

•	Pengrowth Company Interest is equal to Pengrowth Gross Interest plus Pengrowth Royalty Interest. That is, the working interest share of production or reserves prior to the deduction of royalties plus the interest in production made from gross production or reserves at the wellhead;

•	Pengrowth Gross Interest refers to Pengrowth’s working interest share of reserves prior to the deduction of royalties. Pengrowth Royalty Interest reserves are not included in the Pengrowth Gross Interest reserves;

•	Pengrowth Net Interest refers to Pengrowth’s working interest share of production or reserves, as the case may be, after the deduction of royalties and including Pengrowth Royalty Interest reserves, and, with respect to land and wells, refers to Pengrowth’s working interest share therein;

•	Pengrowth Royalty Interest refers to Pengrowth’s interest in production and payment that is based on the gross production at the wellhead. A royalty is paid in either cash or kind, but is paid on a value calculated at the wellhead;

•	Pengrowth Total Proved Plus Probable Reserves means Pengrowth Company Interest share of the Total Proved Plus Probable Reserves;

•	Probable Reserves refers to those additional reserves that are less likely to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

•	Proved Reserves refers to those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

•	Reserve Life Index refers to the number of years determined by dividing the aggregate of the estimated reserves of a property from the GLJ Reports by the estimated production per year from such property using estimated production associated with the reserves from the GLJ Report for the year 2007 as a reference;

•	reserves refers to estimated remaining quantities of oil and natural gas and related substances anticipated to be recovered from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and specified economic conditions which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimate (e.g., proved, probable);

•	Total Proved Plus Probable Reserves means the aggregate of Proved Reserves and Probable Reserves before the deduction of royalties;

•	Undeveloped Reserves refers to those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned; and

•	working interest refers to the percentage of undivided interest, excluding royalty interest, held by Pengrowth in an oil and gas property.
Abbreviations
•	API refers to the American Petroleum Institute;

•	°API refers to an indication of the specific gravity of crude oil measured on the API gravity scale;

•	bbl, bbls, mbbls, and mmbbls refers to barrel, barrels, thousands of barrels and millions of barrels, respectively;

•	bblpd refers to barrels per day;

•	boe, mboe and mmboe refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or NGLs or six mcf of natural gas;

•	boepd refers to barrels of oil equivalent per day;

•	CBM refers to coal bed methane;

•	$M and $MM refers to thousands of dollars and millions of dollars, respectively;

•	mmBtu and mmBtupd refers to million British thermal units and million British thermal units per day respectively;

•	mcf, mmcf, bcf and tcf refers to thousands of cubic feet, millions of cubic feet, billions of cubic feet and trillions of cubic feet, respectively;

•	mcfpd and mmcfpd refers to thousands of cubic feet per day and millions of cubic feet per day respectively;

•	NGLs refers to natural gas liquids;

•	NYSE refers to the New York Stock Exchange;

•	TSX refers to the Toronto Stock Exchange; and

•	WTI refers to West Texas Intermediate.
Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversation ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
CONVERSION
In this Annual Information Form, measurements are given in Standard Imperial or metric units only. The following table sets forth certain standard conversions:

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

PRESENTATION OF OUR FINANCIAL INFORMATION
Financial information in this Annual Information Form has been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 23 to our audited annual consolidated financial statements for the year ended December 31, 2006, which are available on the Canadian System for Electronic Document Analysis and Retrieval “SEDAR” website at www.sedar.com and in our Form 40-F which is available through EDGAR at the United States Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.
PRESENTATION OF OUR RESERVE INFORMATION
The SEC generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only Proved Reserves but also Probable Reserves, and to disclose reserves and production on a gross basis before deducting royalties. Probable Reserves are of a higher risk and are less likely to be accurately estimated or recovered than Proved Reserves. Because we are permitted to prepare this Annual Information Form in accordance with Canadian disclosure requirements, we have disclosed in this Annual Information Form and in the documents incorporated by reference reserves designated as “probable”. If this Annual Information Form was required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would prohibit reserves in these categories from being included. Moreover, in accordance with Canadian practice, we have determined and disclosed estimated future net cash flow from our reserves using both escalated and constant prices and costs; for the constant prices and costs case, prices and costs in effect as of December 31, 2006 were held constant for the economic life of the reserves. The SEC does not permit the disclosure of estimated future net cash flow from reserves based on escalating prices and costs and generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. For a description of these and additional differences between Canadian and U.S. standards of reporting reserves see “Risk Factors — Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those companies in the United States”. Additional information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to our oil and gas reserves is set forth in our Form 40-F which is available through EDGAR at the SEC’s website at www.sec.gov.
FORWARD-LOOKING STATEMENTS
This Annual Information Form contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to: benefits and synergies resulting from Pengrowth’s corporate and asset acquisitions during 2006, business strategy and strengths, goals, focus and the effects thereof, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, production additions from Pengrowth’s 2007 development program, the impact on production of divestitures in 2007, remaining producing reserves lives, operating expenses, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, taxability of distributions, the impact of proposed changes to Canadian tax legislation or U.S. tax legislation abandonment and reclamation costs, government royalty rates and expiring acreage. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to Pengrowth, concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2006, in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including Pengrowth’s most recent annual report on Form 40-F as supplemented by its filings of Form 6-K, are available at www.sec.com and under “Risk Factors” herein.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Annual Information Form are made as of the date of this Annual Information Form and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

PENGROWTH ENERGY TRUST
Introduction
Pengrowth Energy Trust is an oil and gas royalty trust that was created under the laws of the Province of Alberta on December 2, 1988. The purpose of the Trust is to purchase and hold Royalty Units and other securities issued by the Corporation, its majority owned subsidiary, as well as other investments and to issue Trust Units to members of the public. The Corporation directly and indirectly acquires, owns and manages working interests and royalty interests in oil and natural gas properties. The Trust and the Corporation are managed by the Manager.
Pengrowth’s head and registered offices are located at 2900, 240 — 4th Avenue S.W., Calgary, AB T2P 4H4.
The Trust
The Trust is governed by the Trust Indenture. Under the Trust Indenture, the Trust has issued Trust Units and Class A Trust Units to Unitholders who are the beneficiaries of the Trust. Each Trust Unit and Class A Trust Unit represents a fractional undivided beneficial interest in the Trust. Unitholders are entitled to receive monthly distributions in respect of the royalty (“Royalty”) the Corporation pays to the holders of the Royalty Units it has issued, and in respect of investments that are held directly by the Trust.
The Trust presently holds 90.9% of the outstanding Common Shares and in excess of 99.9% of the Royalty Units issued by the Corporation. In addition, the Trust holds other permitted investments, including oil and gas processing facilities and cash. The Trust’s share of royalty income, together with any lease, interest and other income of the Trust, less general and administrative expenses, management fees, debt repayment, taxes and other expenses (provided that there is no duplication of expenses already deducted from royalty income), forms the distributable cash of the Trust.
The Corporation
The Corporation was created under the laws of the Province of Alberta on December 30, 1987. The name of the Corporation was changed from “Pengrowth Gas Corporation” to “Pengrowth Corporation” in 1998. The Corporation has 1,100 Common Shares outstanding, 1,000 of which are owned by the Trust and 100 of which are owned by the Manager.
The Corporation acquires, owns and operates working interests and royalty interests in oil and natural gas properties. The Corporation has issued Royalty Units which entitle the holders thereof to receive a 99% share of the “royalty income” related to the oil and natural gas interests of the Corporation.
The authorized capital of the Corporation includes exchangeable shares which will have economic and voting rights substantially equivalent to the Trust Units of the Trust and which will be exchangeable, on certain conditions, for Trust Units. Holders of exchangeable shares will not receive dividends or distributions from the Trust, but will receive additional exchangeable shares in lieu of distributions. These additional exchangeable shares would be distributed by way of a stock split. To facilitate voting rights for the exchangeable shares, a special voting unit of the Trust has been authorized which will be entitled at any meeting of Unitholders to a number of votes equal to the number of outstanding exchangeable shares (not including exchangeable shares held by the Trust or its subsidiaries). There are presently no issued or outstanding exchangeable shares.
The Trust’s Subsidiaries
In addition to its interest in the Corporation, the Trust owns all of the issued and outstanding shares of Esprit Exploration Ltd. The Trust receives interest on the principal amount of Esprit Exploration Ltd.’s unsecured, subordinated promissory notes and payments from the net profit interest granted to the Trust by Esprit Exploration Ltd. The Corporation, Esprit Energy Trust and Esprit Exploration Ltd. and all its subsidiaries entered into an Agency Agreement dated October 2, 2006 whereby the Corporation would provide certain services to Esprit Energy Trust and Esprit Exploration Ltd. and all its subsidiaries. Services generally include, but are not limited to, the provision of all operating, financial, strategic, legal, regulatory, human resource, technology, record keeping, record management and general and administrative services.
Esprit Exploration Ltd. was acquired in connection with the strategic business combination with Esprit Energy Trust on October 2, 2006 (the “Esprit Merger”). See “Recent Acquisitions, Financings and Developments — Esprit Merger”. Esprit Exploration Ltd. holds 100% of the issued and outstanding shares of Canadian 88 Energy Resources Corporation. Each of Esprit Exploration Ltd. and Canadian 88 Energy Resources Corporation are created under the laws of the Province of Alberta.
The Corporation’s Subsidiaries
The Corporation owns all of the issued and outstanding shares of Stellar Resources Limited, which holds a 0.01% partnership interest in each of Pengrowth Heavy Oil Partnership, Pengrowth Energy Partnership and Crispin Energy Partnership and acts as the general partner of each of the partnerships. The remaining 99.99% partnership interests in each of the partnerships are held by the Corporation. Pengrowth Heavy Oil Partnership and Pengrowth Energy Partnership were acquired in connection with the acquisition of certain properties from Murphy Oil Calgary Ltd. in 2004. Crispin Energy Partnership was acquired during 2005 in connection with the acquisition of Crispin Energy Inc. Each of Stellar Resources Limited, Pengrowth Heavy Oil Partnership, Pengrowth Energy Partnership and Crispin Energy Partnership are created under the laws of the Province of Alberta.
The Corporation owns all of the issued and outstanding shares of 1268071 Alberta Ltd., which in turn holds 100% of the issued and outstanding shares of 3174792 Nova Scotia Company. 3174792 Nova Scotia Company holds a 99.9% partnership interest in the Carson Creek Operating Partnership and all of the issued and outstanding shares of 3174793 Nova Scotia Company. 3174793 Nova Scotia Company holds the remaining 0.1% interest in the Carson Creek Operating Partnership. 3174792 Nova Scotia Company, 3174793 Nova Scotia Company and the Carson Creek Operating Partnership were acquired in connection with the acquisition of certain properties from ExxonMobil Canada Energy on September 28, 2006 (the “Carson Creek Acquisition”). See “Recent Acquisitions, Financings and Developments — Carson Creek Acquisition”. Each of 1268071 Alberta Ltd. and Carson Creek Operating Partnership are created under the laws of the Province of Alberta. Each of 3174793 Nova Scotia Company and 3174792 Nova Scotia Company are created under the laws of the Province of Nova Scotia.
The Corporation owns all of the issued and outstanding shares of 1275708 Alberta Ltd., which in turn holds 100% of the issued and outstanding shares of 1265707 Alberta ULC, 1265706 Alberta ULC, 1265704 Alberta Ltd. and 1265702 Alberta ULC. 1265707 Alberta ULC holds a 99.99% partnership interest in 706-707 Partnership. 1265706 Alberta ULC holds the remaining 0.01% partnership interest in 706-707 Partnership. 1265702 Alberta ULC holds 100% of the issued and outstanding shares of 1301253 Alberta Ltd. and a 99.99% partnership interest in 702 Partnership. 1301253 Alberta Ltd. holds the remaining 0.01% partnership interest in the 702 Partnership. Each of 1265702 Alberta ULC, 1265704 Alberta Ltd., 1265706 Alberta ULC and 1265707 Alberta ULC and 706-707 Partnership were acquired in connection with the acquisition of certain properties (the “CP Properties”) from ConocoPhillips Canada on January 22, 2007 (the “CP Acquisition”). See “Recent Acquisitions, Financings and Developments — CP Acquisition”.
The Manager
The Manager was created under the laws of the Province of Alberta on December 16, 1982.

The principal business of the Manager is that of a specialty fund manager. The Manager currently provides advisory, management, and administrative services to the Trust and the Corporation. The Manager also attends to the acquisition, development, operation and disposition of oil and natural gas properties and other related assets on behalf of the Corporation.
James S. Kinnear, President and a director of the Manager and Chairman, President, Chief Executive Officer and a director of the Corporation, owns, directly or indirectly, all of the issued and outstanding voting securities of the Manager. For a more comprehensive description of the Manager, see “Pengrowth Management Limited”.

Intercorporate Relationships
The following diagram illustrates Pengrowth’s organizational structure as at March 30, 2007:
Business Strategy and Strengths
Our goal is to maximize cash distributions on a per Trust Unit basis to our Unitholders while enhancing the value of our Trust Units. We focus on making accretive acquisitions, adding reserves and production through development drilling, and maximizing the value of our mature property base by effectively producing our properties, which includes the use of new development technologies, such as tertiary recovery operations, and implementing other operational efficiencies. We engage in limited exploration for oil and natural gas.
Our ability to pay out distributions while enhancing Unitholder value over time is dependent upon effective operations and investments, and our ability to make acquisitions which yield returns that exceed our cost of capital. We evaluate acquisition opportunities based upon the following acquisition criteria:
Financial
•	Acquisitions should be accretive on a per Trust Unit basis based upon current economics and forecast parameters.

•	The undiscounted aggregate projected future net cash flow from the properties should exceed the aggregate purchase price of the properties and provide a reasonable rate of return.

•	The oil and gas producing properties to be acquired should, in the context of the market, have an attractive rate of return.
Operational
•	Properties to be acquired should be high quality, relatively long life and proven producing properties. Pengrowth gives priority to properties with:
•	low anticipated capital expenditures relative to the cash generation potential of the properties;

•	relatively low operating costs or high netbacks;

•	experienced, well regarded industry operators or where operatorship may be assumed by Pengrowth;

•	favourable production history;

•	upside potential through infill drilling, improved field operations and other development activities;

•	potential synergies with our current properties and areas of our core expertise; and

•	low environmental and site remediation risk.
Independent Verification
•	Each purchase of new properties will be based on an independent engineering report except for properties where the purchase price is less than $5 million.
Our structure, tax effectiveness and cost of capital allow us to bid competitively for oil and natural gas properties relative to taxable corporations and other taxable entities. However, the tax advantages that have historically been available to the Trust as a consequence of its status as a mutual fund trust may be adversely impacted by the October 31 Proposals. For a discussion of the consequences of the October 31 Proposals, see “Trust Taxation” “Canadian Federal Income Tax Considerations” and “Risk Factors — The October 31 Proposals, if enacted, are expected to materially and adversely affect the Trust, the Unitholders and the value of the Trust Units”. Opportunities to acquire oil and gas properties generally arise from sellers looking to reduce indebtedness, seeking funds for higher risk exploration and development activities, exiting the business, or fulfilling other strategic objectives.
Historical Developments
Pengrowth’s first acquisition, in December of 1988, was the purchase of a 2.6507 percent working interest in Dunvegan Gas Unit No. 1 located near Fairview in the Peace River Arch area of Alberta. Pengrowth financed the acquisition by issuing 1,250,000 Royalty Units at a price of $10.00 per Royalty Unit, substantially all of which were issued to the Trust. The Trust issued 1,243,500 Trust Units to the public at a price of $10.00 per Trust Unit for gross proceeds of $12,435,000 which were used to pay for the Royalty Units. An additional 56,500 Royalty Units were also issued in the public offering. Of these additional Royalty Units, 14,952 were outstanding as of December 31, 2006.
Commencing in 1991, the Manager adopted a plan, and established criteria, to build Unitholder value through accretive acquisitions and financings of those acquisitions. Thereafter Pengrowth completed a series of acquisitions that were financed through periodic issuances of Trust Units, rights offerings and bank indebtedness.
The Trust commenced a series of fully marketed equity offerings in 1994 to fund various property acquisitions. Since that time Pengrowth has continued a course of targeted asset and corporate acquisitions. The most significant purchases and financings are described below.
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
On October 15, 1997, the Trust completed an offering of 23,928,572 Trust Units on an installment receipt basis with $12.50 per Trust Unit paid on closing and the balance of $8.75 per Trust Unit due on or before October 15, 1998. Gross proceeds raised amounted to $508 million comprised of cash of $299 million and an installment receivable of $209 million. On April 15, 1998, the Corporation assumed operatorship of the Judy Creek units from Imperial Oil Resources Ltd. Effective October 15, 1998, the Trust acquired certain facilities interests related to operations in the Judy Creek and Swan Hills areas from the Corporation for consideration of $106 million. The Trust entered into an agreement to lease the facilities back to the Corporation.
On November 10, 2000, the Trust issued 8,165,000 Trust Units to raise gross proceeds of $155,135,000, which were applied to acquire interests in Goose River, House Mountain, Minnehik Buck Lake, Mitsue and Weyburn from Canadian Natural Resources Limited for cash consideration of $128 million and the transfer of certain properties.
On May 31, 2001, the Trust issued 10,895,000 Trust Units to raise gross proceeds of $225.5 million.
Effective June 15, 2001, the Corporation acquired a royalty representing substantially all of the beneficial interest in the natural gas and liquids production from an 8.4 percent working interest in the Sable Offshore Energy Project from Nova Scotia Resources (Ventures) Limited (“NSRVL”) for $265 million (net adjusted price of $228.4 million). On December 24, 2001, the Corporation acquired certain additional petroleum and natural gas rights and other assets from NSRVL for a gross purchase price of $27.5 million. On May 7, 2003, the Corporation acquired an 8.4 percent working interest in the four Sable production facilities downstream of Thebaud Central Platform from Sable co-venturers ExxonMobil Canada Properties, Shell Canada Resources Limited, Imperial Oil Resources Ltd. and Mosbacher Operating Company Ltd. for net consideration of approximately $57 million. In May 2003, Pengrowth entered into an agreement with Nova Scotia Resources Limited (“NSRL”) to purchase varying interests in eleven significant discovery licenses for $4.5 million plus a 10 percent net profit interest to NSRL. In December 2003, Pengrowth acquired from Emera Offshore

Incorporated (and its subsidiaries, associates and affiliates on a consolidated basis) their 8.4 percent working interest in the Sable offshore production platforms facilities for $65 million. As a result of the foregoing transactions, the Corporation holds an undivided 8.4 percent working interest in Sable Offshore Energy Project.
On June 4, 2002, the Trust issued 8,000,000 Trust Units, including 2,000,000 Trust Units issued upon exercise of an underwriter’s option, at a price of $15.40 per Trust Unit for total gross proceeds of $123.2 million.
On October 1, 2002, with an effective date of July 1, 2002, the Corporation acquired certain properties located in northeast British Columbia from Calpine Natural Gas Partnership for net consideration after adjustments of $352 million.
In November, 2002, the Trust completed a cross-border equity offering in Canada and the United States of 20,125,000 Trust Units, including 2,625,000 Trust Units issued upon exercise of an underwriter’s option, at a price of $14.00 per Trust Unit (U.S. $8.93 per Trust Unit) for gross proceeds of approximately $281.8 million.
On April 23, 2003, Pengrowth completed a U.S. $200 million private placement of senior unsecured notes to a group of U.S. investors (the “U.S. Senior Notes”). The notes were offered in two tranches: U.S. $150 million at 4.93 percent due April 23, 2010 and U.S. $50 million at 5.47 percent due April 23, 2013. Interest on the notes is payable semi-annually.
On March 23, 2004, the Trust completed an equity offering of 10,900,000 Trust Units, including 2,700,000 Trust Units issued upon exercise of an underwriters’ option, at a price of $18.40 per Trust Unit for gross proceeds of approximately $200.5 million.
On May 31, 2004 the Corporation acquired certain properties from Murphy Oil Corporation for $551 million. The properties represent a diverse group of assets within western Canada, encompassing interests in the West Central Alberta and Peace River areas (including interests in the McLeod and Deep Basin areas); Southern Alberta (including interests in the Countess, Princess and Twining/Three Hills areas); and heavy oil (including interests in the Lindbergh, Tangleflags and Bodo/Cactus areas). The properties also include 219,000 acres of undeveloped land.
On July 27, 2004 Pengrowth implemented a reclassification of its Trust Units whereby the existing outstanding Trust Units were reclassified into Class B Trust Units and the Class B Trust Units held by non-residents of Canada were converted into Class A Trust Units (with the exception of Trust Units held by holders who did not provide a residency declaration to Computershare which remained unchanged pending receipt of a suitable residency declaration).
On August 12, 2004 Pengrowth acquired an additional 34.35 percent working interest in Pengrowth operated Kaybob Notikewin Gas Unit, adding approximately 2 mmboe of proved plus probable reserves for $20 million before adjustments. The acquisition increased Pengrowth’s working interest in the unit to 99 percent.
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
On April 29, 2005, pursuant to a Plan of Arrangement under the Business Corporations Act (Alberta), Pengrowth completed the acquisition of Crispin Energy Inc. which held interests in oil and natural gas assets including CBM assets mainly in Alberta. Pengrowth issued 3,538,581 Class B Trust Units and 686,732 Class A Trust Units valued at $88 million in exchange for all outstanding shares of Crispin Energy Inc.
On December 1, 2005, Pengrowth completed a £50 million private placement of senior unsecured 10 year notes with a group of U.K. based investors (the “U.K. Senior Notes”). In a related transaction, Pengrowth entered into a series of currency swaps to hedge the foreign exchange risk and fixed the effective coupon rate of the notes at 5.49 percent.
Since the formation of Pengrowth in 1988, Pengrowth has completed a total of 20 public equity financings for gross proceeds of approximately $3.3 billion.
For acquisition, financings and other developments that occurred during 2006, See “Recent Acquisitions, Financings and Developments”.
Recent Acquisitions, Financings and Developments
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
Dunvegan Acquisition
On March 30, 2006, Pengrowth closed the acquisition of an additional working interest in the Dunvegan Unit No. 1 as well as some minor oil and gas properties in central Alberta for approximately $48 million. This increased Pengrowth’s interest to 10.4% at the Dunvegan Gas Unit.
Borrowing
On June 16, 2006, Pengrowth entered into a new $500 million extendible revolving term credit facility syndicated among eight financial institutions (the “Credit Facility”). The Credit Facility is unsecured, covenant based and has a three year term maturing June 16, 2009. Pengrowth has the option to extend the Credit Facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the Credit Facility including prime rate based advances and bankers’ acceptance loans. The Credit Facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. On October 2, 2006, in conjunction with the closing of the Esprit Merger, Pengrowth and the lenders agreed to increase the Credit Facility to $950 million and add two new financial institutions into the syndicate. No other material changes were made to the Credit Facility. In addition, Pengrowth has a $35 million demand operating line of credit for working capital purposes. The facilities were reduced by drawings of $257 million and by outstanding letters of credit in the amount of approximately $17.6 million at December 31, 2006.
On January 22, 2007, in conjunction with the closing of the CP Acquisition, Pengrowth entered into a new $600 million bridge credit facility syndicated among ten financial institutions (the “Bridge Credit Facility”). The Bridge Credit Facility is unsecured, covenant based and has a one year term. Various borrowing options are available under the Bridge Credit Facility including prime rate based advances and bankers’ acceptance loans. The Bridge Credit Facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. Certain net proceeds from any future asset dispositions, equity offerings or debt issuances are required to repay the amount borrowed under the Bridge Credit Facility.
Trust Unit Consolidation
On July 27, 2006, the Trust completed the consolidation (the “Consolidation”) of its then outstanding Class A Trust Units, Class B Trust Units and trust units remaining in the form in existence prior to the reclassification which occurred on July 27, 2004 (“Prior Trust Units”) into a single class of trust units, referred to herein as “Trust Units”. The Consolidation was effected through amendments to the Trust Indenture. The principal amendments to the Trust Indenture were as follows: (a) the residency restrictions attached to the Class B Trust Units were removed; (b) the Class B Trust Units were renamed as Trust Units; (c) the Prior Trust Units were converted to Trust Units; and (d) the Class A Trust Units were converted to Trust Units, other than the Class A Trust Units for which an election and declaration of Canadian residency was provided by the holder thereof. Class A Trust Units for which an election and declaration of Canadian residency was provided remain outstanding but the terms thereof have been amended to prohibit the transfer of such Class A Trust Units. Such outstanding Class A Trust Units may be converted to Trust Units or redeemed for cash, subject to the terms of the Trust Indenture, at any time and at the discretion of the holder thereof. See “Trust Units — Redemption Right” and “Trust Units — Conversion Rights”. As a result, the Class A Trust Units were de-listed from the TSX, the renamed Class B Trust Units remained listed and posted for trading on the TSX as Trust Units with a new symbol “PGF.UN”, and the Trust Units were substitutionally listed in place of the Class A Trust Units on the NYSE under the symbol “PGH”.
Carson Creek Acquisition
On September 28, 2006, Pengrowth completed the acquisition from ExxonMobil Canada Energy all of the issued and outstanding shares of a company which had interests in oil and natural gas assets (the “Carson Creek Assets”) in the Carson Creek area of Alberta and the adjacent Carson Creek Gas Plant for $475 million, prior to adjustments. The Carson Creek Assets consisted of an 87.5 percent operated working interest in Carson Creek North Unit No. 1, a 95.1 percent operated working interest in both Carson Creek Unit No. 1 and the Carson Creek Gas Plant and a firm pipeline transportation contract. The acquisition of the Carson Creek Assets is consistent with Pengrowth’s long term strategy of acquiring working interests in large original oil-in-place reservoirs offering the potential for incremental recovery through the application of improved technology and recovery techniques. The acquisition provided the addition of approximately 19 mmboe of Total Proved Plus Probable Reserves (Pengrowth Company Interest based on GLJ forecast prices and costs). This acquisition was funded by a portion of Pengrowth’s September 28, 2006 equity offering of 23,310,000 Trust Units at a price of $22.60 per Trust Unit for total gross proceeds of $526,806,000.
Esprit Merger
On October 2, 2006 Pengrowth completed the Esprit Merger. Under the terms of the Esprit Merger, each Esprit trust unit was exchanged for 0.53 of a Trust Unit. As a result of the Esprit Merger, approximately 34,725,157 Trust Units were issued to holders of Esprit trust units. See the business acquisition report of the Trust, dated October 31, 2006 and available on SEDAR at www.sedar.com.
Pengrowth was able to successfully capitalize on the opportunity to acquire long life natural gas assets during a lower natural gas price environment and added approximately 60.7 million boe of proved plus probable oil and natural gas reserves and 250,000 net acres of undeveloped land to our asset base.
The Esprit assets include shallow gas and CBM potential, core areas of Pengrowth expertise, and development potential exists on many of Esprit’s core properties. Esprit’s net undeveloped land acreage position increased Pengrowth’s existing land base by approximately 60 percent, providing a source of internally generated drilling opportunities supported by over 12,000 square kilometers of 2-D seismic and 4,000 square kilometers of 3-D seismic. Esprit’s inventory of 46 net sections of CBM potential in the Greater Olds area will also augment Pengrowth’s potential in the area.
Convertible Debentures
As a result of the Esprit Merger, Pengrowth assumed all of Esprit’s 6.5 percent convertible unsecured subordinated debentures (the “Esprit Debentures”). The Esprit Debentures were originally issued on July 28, 2005 for a $100 million principal amount with interest paid semi-annually in arrears on June 30 and December 31 of each year. At October 2, 2006, $95.8 million principal amount of Esprit Debentures was outstanding. Each $1,000 principal amount of Esprit Debentures is convertible at the option of the holder at any time into fully paid Trust Units at a conversion price of $25.54 per Trust Unit. The Esprit Debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Esprit Debentures at a price of $1,050 per Esprit Debenture or $1,025 per Esprit Debenture after December 31, 2009.
Pursuant to a change of control provision in the Debenture Indenture, Pengrowth was required to make an offer to purchase all of the outstanding Esprit Debentures at a price equal to 101 percent of the principal amount, plus any accrued and unpaid interest. On December 12, 2006 Pengrowth redeemed a portion of the Esprit Debentures, pursuant to the change of control provision, for cash proceeds of $21.8 million (including accrued interest of $0.6 million and offer premium of $0.2 million).
CP Acquisition
On January 22, 2007 Pengrowth closed the acquisition of the CP Properties for a purchase price of $1.0375 billion, prior to adjustments. See the business acquisition report of the Trust, dated March 16, 2007, and available on SEDAR at www.sedar.com.
The CP Properties will provide Pengrowth with 65.1 million boe of Total Proved Plus Probable reserves (Pengrowth Company Interest based on GLJ forecast prices and costs) and are balanced evenly between natural gas and crude oil. The CP Properties provide a wide range of opportunities to add value through an increased commitment of capital for active development including potential production from new horizons, infill drilling, continued optimization of existing waterflood programs and new enhanced oil recovery programs. The acquisition also provides synergies in several of Pengrowth’s focus areas including our Judy Creek and Swan Hills focus area. The acquisition adds more than 375,000 net acres of undeveloped land and approximately 9,300 kilometers of proprietary 2-D seismic and interests in over 50 3-D seismic surveys.
The CP Properties are characterized as being high working interest and a majority are operated providing a strategic fit to Pengrowth’s existing asset base.
The CP Acquisition was funded through Pengrowth’s December 8, 2006 equity offering of 24,265,000 Trust Units at a price of $19.00 per Trust Unit for total gross proceeds of $461,035,000 and by borrowing $600,000,000 pursuant to the Bridge Credit Facility.
Subsequent to the CP Acquisition, we commenced an asset rationalization program, the intent of which is to dispose of certain non-core properties and to use the proceeds therefrom to repay outstanding indebtedness.
2007 Forecast Capital, Production and Operating Costs
On January 25, 2007, the Board of Directors approved Pengrowth’s 2007 capital expenditure program of up to $300 million. Pengrowth will continue to develop the Judy Creek miscible flood program through a combination of infill drilling and new horizontal injection wells. In northeast British Columbia, Pengrowth will focus on new gas wells and further development of existing waterflood programs. Many drilling opportunities in both heavy oil and shallow gas in Southern Alberta are anticipated to be completed in 2007. The approved budget includes $25 million in leasehold improvements that relate to a new long-term lease of head office space.
Pengrowth expects to fund the 2007 capital expenditure program through a combination of undistributed cash from operations, unused credit facilities, distribution reinvestment program proceeds and proceeds from the exercise of rights and options.
The table below describes the forecasted capital, production and operating costs for 2007:

Planned Capital Expenditures	$ Millions		% of Total

Drilling and Completion Expenditures	198		66
Facilities and Maintenance	59		20
Land and Seismic	18		6
Office Building	25		8

Total	300		100

Average daily production volume (boepd)	83,000 -- 87,500	(1)

Operating costs per boe	$13.00	(2)

Notes:

(1)	Includes anticipated divestitures with approximately 7,700 boepd of associated current production, expected to close in the first and second quarters of 2007 with anticipated proceeds of $300 million to $450 million, prior to any adjustments. There can be no assurance regarding the completion of such divestitures, the timing thereof, or the proceeds therefrom. The volume of current production divested may or may not exceed 7,700 boepd. The 2007 estimate excludes potential additions through acquisitions other than the CP Acquisition.

(2)	Assuming production targets for 2007 are achieved.
Trends
There are a number of business and economic factors which underlie trends in the oil and gas industry that influence the near term future of our business.
Commodity prices, while volatile, are at high levels compared with historical averages over the last decade. These relatively high prices have been offset by higher costs. Although, the expectation is that profitability will remain, the volatility and recent decline from recent highs in commodity prices do affect cash flow.
In addition, increases or decreases in the Canadian dollar relative to the US dollar also result in decreases or increases, respectively, in cash flow as the main markets for Pengrowth’s oil and gas are either directly priced in US dollars or based on pricing linked to US dollars.
On October 31, 2006, the federal Minister of Finance announced the October 31 Proposals, which, if enacted, would change the manner in which certain flow-through entities, and the distributions from such entities, are taxed. See “Trust Taxation”, “Canadian Federal Income Tax Considerations ” and “Risk Factors — The October 31 Proposals, if enacted, are expected to materially and adversely affect the Trust, the Unitholders and the value of the Trust Units” in this Annual Information Form.
With the recent decline in commodity prices and, in particular, the decline in natural gas prices together with uncertainty and limits to growth arising from the October 31 Proposals, consolidation in the oil and gas trust sector is expected as some trusts struggle to deliver distributions and growth. Pengrowth is relatively well-

placed to take advantage of this environment due to Pengrowth’s size, reputation and ability to identify, complete and finance new acquisitions, its strong operations team and a combination of solid asset base and strong financial flexibility.
Greenhouse gas emission limitations are expected to impact the oil and gas business, including Pengrowth, sometime in the future. Both Federal and Provincial rules are expected in the next few years. As an example, the Alberta Government introduced legislation on March 8, 2007 to regulate greenhouse gas emissions. While the exact impact is unknown at this time, capital most likely will be needed and operating costs will increase to meet emission requirements. See “Industry Conditions — Environmental Regulation”.
For additional information regarding the Trust’s strategy in this business environment, see “Management’s Discussion and Analysis — Outlook” in the Trust’s Annual Report for the year ended December 31, 2006.
PENGROWTH MANAGEMENT LIMITED
Business
The principal business of the Manager is to provide advisory, management, and administrative services primarily to the Trust and the Corporation. The Manager also previously provided investment advisory and management services in relation to investments by several Canadian pension funds in the energy sector. These investments were subsequently acquired by the Corporation for Royalty Units and cash. The Manager utilizes its extensive experience and employs prudent oil and gas business practices to increase the value of the assets of the Corporation through effective acquisitions and dispositions and through effective operations. The Manager has focused upon high quality, long life proven producing properties located in Canada. The Manager will continue to focus upon acquisitions which are strategic and which add value to the Corporation and the Trust on a per Trust Unit basis.
Management Agreement
The Unitholders and the Royalty Unitholders approved an amended and restated management agreement among the Trust, the Corporation, the Manager and Computershare, as trustee (the “Management Agreement”) at the annual and special meetings held on June 17, 2003. The Management Agreement governs both the Trust and the Corporation. The Board of Directors negotiated the Management Agreement with the Manager to incentivize future performance and to avoid the upfront termination payments associated with internalizations of management.
Key elements of the Management Agreement are:
•	two distinct 3-year terms with a declining fee structure in the second 3-year term;

•	a base fee determined on a sliding scale:
•	in the first three-year contract term:
•	2 percent of the first $200 million of Income; and

•	1 percent of the balance of Income over $200 million; and
•	in the second three-year contract term:
•	1.5 percent of the first $200 million of Income; and

•	0.5 percent of the balance of Income over $200 million.

For these purposes, “Income” means the aggregate of net production revenue of the Corporation and any other income earned from permitted investments of the Trust (excluding interest on cash or near-cash deposits or similar investments).
•	a performance based fee based on total returns received by Unitholders which essentially compensates the Manager for total annual returns which average in excess of 8 percent per annum over a 3-year period;

•	a ceiling on total fees payable determined in reference to a percentage of the fees paid under the previous management agreement: 80 percent each year in the first three-year contract term and 60 percent each year in the second three-year contract term and subject to a further ceiling essentially equivalent to $12 million annually during the second three-year contract term;

•	requirement for the Manager to pay certain expenses of the Corporation and the Trust of approximately $2 million per year;

•	an annual minimum management fee of $3.6 million comprised of $1.6 million of management fees and $2.0 million of expenses;

•	key man provisions in respect of James S. Kinnear, the President of the Manager;

•	an annual bonus pool based on 10 percent of the Manager’s base fee and performance fee for employees of, and special consultants to, the Corporation; and

•	an optional buyout of the Management Agreement at the election of the Board of Directors upon the expiry of the first three-year contract term with a termination payment of approximately 2/3 of the management fee paid during the first three-year contract term plus expenses of termination.
The responsibilities of the Manager under the Management Agreement include:
•	reviewing and negotiating acquisitions for the Corporation and the Trust;

•	providing written reports to the Board of Directors to keep the Corporation fully informed about the acquisition, exploration, development, operation and disposition of properties, the marketing of petroleum substances, risk management practices and forecasts as to market conditions;

•	supervising the Corporation in connection with it acting as operator of certain of its properties;

•	arranging for, and negotiating on behalf of, and in the name of, the Corporation all contracts with third parties for the proper management and operation of the properties of the Corporation;

•	supervising, training and providing leadership to the employees and consultants of the Corporation and assisting in recruitment of key employees of the Corporation;

•	arranging for professional services for the Corporation and the Trust;

•	arranging for borrowings by the Corporation and equity issuances by the Trust; and

•	conducting general Unitholder services, including investor relations, maintaining regulatory compliance, providing information to Unitholders in respect of material changes in the business of the Corporation or the Trust and all other reports required by law, and calling, holding and distributing material in respect of meetings of Unitholders and Royalty Unitholders.
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
Management Fee
Management fees are calculated on a percentage of “net operating income” (oil and gas sales and other income, less royalties, operating costs, solvent amortization and reclamation funding.) The base fee has been reduced from a sliding scale between 3.5 percent and 2.5 percent, to the new rate of 1.5 percent on the first $200 million of net operating income and 0.5 percent on net operating income over $200 million. Acquisition fees were eliminated (effective July 1, 2003), and the Manager is eligible to receive a “performance fee” if certain performance criteria are met. The previous fee arrangements remain relevant however as there is a cap imposed on the fees, including the performance fee, limiting the aggregate of such fees to 80 percent of the fees that would otherwise have been paid under the old management agreement (inclusive of acquisition fees) for the first three years, and 60 percent for the second three years.
Bonus Pool
The Manager has established an annual bonus plan as an incentive to the officers, employees and special consultants of the Manager and the Corporation (excluding the President, James S. Kinnear). The annual bonus plan is carved out from the management fee paid to the Manager, and is calculated as 10 percent of the total fees, including the management fee and the performance fee, received by the Manager. Bonuses are paid from time to time to top performing individuals in accordance with criteria recommended by the Manager.
Management Agreement Second Term
Under the terms of the Management Agreement, the Corporation had the right to terminate the Management Agreement effective June 30, 2006 on payment to the Manager of a termination fee and certain other amounts. In the absence of such termination, the Management Agreement continues in effect for a final three year term ending June 30, 2009.
An Independent Committee of the Board of Directors of the Corporation was constituted for the purpose of considering a termination of the Management Agreement. The Independent Committee retained Scotia Capital Inc. as its financial advisor. After considering the anticipated effects to the Corporation and to the Unitholder value of both a termination of the Management Agreement and a continuation of the Management Agreement, the Independent Committee recommended to the full Board of Directors that the Management Agreement not be terminated at the end of the first term.
The Independent Committee based its recommendation on several factors, including:
•	The termination fee payable to the Manager on termination of the Management Agreement;

•	The estimated cost of internal management, until June 30, 2009, in the event of a termination of the Management Agreement;

•	The estimated maximum management fees that would be payable to the Manager over the final three years of the term of the Management Agreement;

•	The advice of its financial advisor;

•	The management fee ceiling applicable during the final three years of the Management Agreement, which will result in lower management fees in the second term of the Management Agreement ending June 30, 2009 as compared to the first term of the Management Agreement ended June 30, 2006; and

•	The commitment by the Manager to certain key governance standards relating to the conduct of the affairs of the Trust and a continuing commitment to overall corporate governance practices (as such practices would apply to Pengrowth in an internalized management structure); and a further commitment to assist and work with the Board in establishing a plan for the orderly transition to a traditional corporate management structure at the end of the final term of the Management Agreement on June 30, 2009.
Based on the recommendation of the Independent Committee, the Board of Directors resolved not to terminate the Management Agreement at the end of the first term and has therefore resolved to continue the Management Agreement in accordance with its terms for a second three year term ending on June 30, 2009.
PENGROWTH — OPERATIONAL INFORMATION
As at December 31, 2006, the Corporation had 461 permanent employees. The Corporation has invested more than $5 billion in the energy sector primarily to purchase mature, proven producing oil and natural gas properties in Canada.
Principle Properties
The portfolio of properties acquired and held by Pengrowth primarily includes relatively long life, oil and gas producing properties with established production profiles.
Pengrowth obtained the GLJ Report dated February 1, 2007 in respect to the oil and gas properties of Pengrowth effective December 31, 2006. All reserves data presented under this sub-heading is based on the GLJ Report. Pengrowth’s producing properties as of December 31, 2006 are summarized in the following table:
Summary of Pengrowth Company Interest
at December 31, 2006(1)
Forecast Prices and Costs

			Company Interest		2006 Actual Oil
	Remaining		Total Proved Plus	Value at 10%	Equivalent
	Reserve Life	Reserve Life Index	Probable Reserves	Discount	Production
Field	(Years)	(Years)	(mboe)	($M)	(boepd)

Judy Creek BHL Unit	44	11.4	34,279	558,895	9,613
Olds Gas Field Unit No. 1 (2)	47	18.3	22,270	217,850	786
Weyburn Unit	36	18.3	21,954	298,319	2,894
Swan Hills Unit No. 1	50	20.1	18,655	207,237	2,884
Carson Creek North BHL Unit No. 1 (2)	37	11.6	15,598	231,727	1,227
Sable Offshore Energy Project	9	4.1	13,080	292,062	6,428

			Company Interest		2006 Actual Oil
	Remaining	Reserve	Total Proved Plus	Value at 10%	Equivalent
	Reserve Life	Life Index	Probable Reserves	Discount	Production
	(Years)	(Years)	(mboe)	($M)	(boepd)
Judy Creek West BHL Unit	50	23.6	9,298	100,048	1,146
Monogram Gas Unit	38	10.9	7,769	127,039	2,017
Dunvegan Gas Unit No. 1	34	9.5	6,354	91,648	1,802
Olds Non-Unit (2)	38	8.6	6,305	103,547	680
Tangleflags North EOR	26	6.9	5,727	41,796	1,632
Quirk Creek	33	11.6	5,492	74,695	883
East Bodo	46	21.6	5,193	48,691	701
Twining	50	13.6	4,864	67,109	1,745
McLeod River	42	8.3	4,240	65,320	1,365
Twining CBM	36	9.8	4,149	53,916	133
Kaybob Notikewin Unit No. 1	40	13.5	4,146	49,557	875
Blackstone (2)	26	10.7	3,956	56,293	267
Oak	42	9.4	3,631	68,693	1,082
Princess	50	9.5	3,572	61,327	1,050
Tilley Milk River Unit	49	15.9	3,151	37,791	600
Enchant	48	14.6	2,986	39,229	610
Other (3)	50	8.0	91,105	1,540,583	22,401

Total	50	10.1	297,774	4,433,372	62,821
Notes:

(1)	The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

(2)	Acquired late in 2006. Production based on three months averaged over the year.

(3)	“Other” includes Pengrowth’s working and royalty interests in approximately 170 other properties.

(4)	Natural Gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.
Judy Creek Beaverhill Lake Unit and Judy Creek West Beaverhill Lake Unit
Pengrowth has a 100 percent working interest in both the Judy Creek Beaverhill Lake Unit (the “Judy Creek A Pool”) and the Judy Creek West Beaverhill Lake Unit (the “Judy Creek B Pool” and together with Judy Creek A Pool, “Judy Creek”). Judy Creek is located approximately 200 kilometers northwest of Edmonton in north-central Alberta and covers an area of approximately 155 square kilometers (60 sections). Judy Creek was discovered in 1959, placed on waterflood (secondary recovery) in 1962 and miscible flood (tertiary recovery) in 1985. To December 31, 2006, a total of 356 mmbbls have been produced from the Judy Creek A Pool. Remaining Pengrowth Company Interest Total Proved Plus Probable Reserves at December 31, 2006 are estimated at 34.3 mmboe. To December 31, 2006, a total of 115 mmbbls have been produced from the Judy Creek B Pool. Remaining Pengrowth Company Interest Total Proved Plus Probable Reserves at December 31, 2006 are estimated to be 9.3 mmboe. The remaining producing reserve life for the Judy Creek A Pool and Judy Creek B Pool is 44 and 50 years and the Reserve Life Index is 11.4 and 23.6 years, respectively. Pengrowth’s Company Interest production for Judy Creek averaged 10,759 boepd in 2006.
      Development Activity
In 2006, three new miscible patterns were initiated in Judy Creek A Pool with a total expected recovery of 540 mbbls. Two miscible flood patterns ended solvent injection in 2006. Seven infill wells were drilled and completed (four producers and three injectors). The average initial oil rate for the producing wells was 200 bblpd. The injector drills complete two new waterflood patterns and one miscible pattern which will commence injection in the second quarter of 2007.
Four new miscible patterns are currently being developed in Judy Creek A Pool with a total expected recovery of 660 mbbls. Two of the patterns will commence injection in the second quarter while the other two will commence in the third quarter of 2007. Two of the patterns being developed will be horizontal injectors in the SW quadrant of the Judy Creek A Pool. Two more patterns will be developed and commence injection in the fourth quarter of 2007. The 2007 drilling program will involve two to five infill drills with a primary focus on creating new miscible patterns.
     CO2 Pilot
Pengrowth has undertaken a CO2 pilot project, the overall scope of which is to inject purchased CO2 and acid gas from the Judy Creek Gas Conservation Plant. The CO2 injection began in the first quarter of 2007 and acid gas injection is anticipated to commence in the second quarter of 2007. Increased hydrocarbon production is expected within the next six to eighteen months.
Olds Gas Unit No. 1
The Olds Gas Unit No. 1 is situated in a corridor that extends from just north of the town of Carstairs to the town of Olds, approximately 100 kilometers north of Calgary. Pengrowth operates, and has a 100% working interest in, the Olds Gas Unit No. 1, which produces from the Crossfield member of the Wabamun Group. At December 31, 2006, the remaining Pengrowth Company Interest Total Proved Plus Probable Reserves were 22.3 mmboe with a remaining reserve life of 47 years and a Reserve Life Index of 18.3 years. Production from the Olds Gas Unit No. 1 field averaged 3,118 boepd in the last quarter of 2006 following the Esprit Merger.
Pengrowth owns and operates the sour gas processing plant at Olds, which processes both Pengrowth’s production and third party volumes. Third party volumes represent approximately 30 percent of the total sales volumes processed.
     Development Activity
Installation of a Wabamun south field compressor facility is being evaluated, which would optimize existing production and enhance recovery or remaining reserves in place. If feasible, the compressor facility will likely be installed and operational by the first quarter of 2008. In addition, 2007 activity will include a new water disposal well conversion from an existing suspended wellbore with close proximity to the Olds Gas Plant, which will take place by the fourth quarter of 2007.
Olds Non-Unit
Within the Olds geographic area, Pengrowth has various working interests in numerous non-unit zones. These include the Pekisko, Ellerslie, Viking, Edmonton and Belly River formations. The Crossfield member is also considered non-unit where it is not located within the boundary of the Olds Gas Unit No. 1. At December 31, 2006 Pengrowth Company Interest Total Proved Plus Probable Reserves were 6.3 mmboe with a remaining reserve life of 38 years and a Reserve Life Index of 6.3 years. Olds Non-Unit production averaged 2,698 boepd in the last quarter of 2006 following the Esprit Merger.
     Development Activity
In 2006, Pengrowth drilled one exploratory Crossfield well north of Olds. Pengrowth executed a successful farm-in and Viking re-completion of an existing wellbore in late in 2006. The well flowed at an initial rate of 2,000 mcfpd in mid-February 2007. Additional Viking re-completions and new drills are being evaluated for completion in 2007. Five additional Viking well drills and re-completions and the drilling of one deeper new well is anticipated for 2007.
A three mile pipeline was installed in 2006 to improve production from an existing well that was limited by third party facilities. The pipeline re-directed production from the well to Pengrowth’s owned and operated Olds Gas Plant, and extended the Olds gathering system further north and west in the Garrington area. The net incremental gain was over 600 mcfpd. Pengrowth also realizes significant savings in third party gathering and processing fees.
Weyburn Unit
Pengrowth holds a 9.76 percent working interest in the partner-operated Weyburn Unit in southeast Saskatchewan. Medium gravity oil is produced from the Midale carbonate reservoir under waterflood and a CO2 miscible flood enhanced recovery program. At December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 21.9 mmboe with a remaining reserve life of 36 years and a Reserve Life Index of 18.3 years. Pengrowth Company Interest production averaged 2,894 boepd in 2006.
     Development Activity
A total of 55 horizontal infill and re-entry wells were drilled in 2006, adding about 1,050 boepd to year end production. Of the 75 total CO2 miscible flood patterns, 44 patterns have been developed. Current CO2 supply is 125 mmcfpd.
Building on the success of the infill drilling programs over the last three years, an additional 45 wells are planned for 2007. The 2007 development program also includes two new CO2 miscible flood patterns, four half-patterns and two pattern realignments. Higher production volumes have resulted in some infrastructure bottlenecks that are being addressed in 2006, most notably, 90,000 bblpd of water injection pumping capacity is being added early in 2007 and 100 mmcfpd of CO2 recycle compression capacity will be added late in the year.
Swan Hills Unit No. 1
Pengrowth holds a 22.34 percent working interest in the partner-operated Swan Hills Unit No. 1 located near the Judy Creek field in north central Alberta. At December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 18.7 mmboe with a remaining reserve life of 50 years and a Reserve Life Index of 20.1 years. Pengrowth Company Interest production averaged 2,882 boepd in 2006.
     Development Activity
In 2006 four new wells were drilled on 80 acre spacing in the northwest area of the Swan Hills Unit No. 1 adding about 285 boepd to year end production. In addition, five wells were recompleted/reactivated and ten wells were equipped with larger pumping systems collectively adding a further 115 boepd to year end production.
The Swan Hills Unit No. 1 continued injecting into three existing 80 acre hydrocarbon miscible flood patterns in 2006. Two new 80 acre patterns were developed and one new injection well was drilled. At year end, the new patterns had started injection.
Injection into the CO2 miscible flood pilot project was terminated at mid-year after completing 11 injection cycles, which was 13.6 percent of the planned pore volume. Although production response was less than anticipated, the Swan Hills Unit No. 1 will continue to monitor the wells and to analyze the results through reservoir modeling.
The 2007 development plans include drilling four new 80 acre infill wells in the northwest area, developing a new 40 acre hydrocarbon miscible flood pattern that will include drilling five new wells, developing another two 80 acre hydrocarbon miscible patterns that will include drilling one new well and a variety of well recompletions, suspended well reactivations and artificial lift upgrades.

Carson Creek
Carson Creek is located 160 kilometers northwest of the city of Edmonton and is comprised of two high working interest Pengrowth operated units which cover approximately 187 square kilometers. Pengrowth has a 95.12% working interest in the Carson Creek Gas Unit. A lean gas cycling scheme was operational from 1962 to 1985 whereby the liquid rich gas was separated into liquid and lean gas, and the lean gas was reinjected. Gas reinjection now occurs during plant upset conditions. As of December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 2.8 mmboe with a remaining reserve life of 10 years and a Reserve Life Index of 5.7 years.
Pengrowth has an 87.5% working interest in the Carson Creek North Unit. The Carson Creek North Unit was discovered in 1958 and the current waterflood was initiated in 1964. As of December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves for the oil unit were 15.6 mmboe with a remaining life of 37 years and a Reserve Life Index of 11.6 years.
     Development Activity
Pengrowth’s 2007 activities will include shooting 136 square kilometers of 3D seismic over the Carson Creek North Unit acreage, reservoir characterization and simulation modeling, waterflood optimization, and wellsite compression work in the Carson Creek Gas Unit. From the interpretation of this technical work including the 3D seismic results, Pengrowth anticipates drilling two wells and up to six well recompletions in 2007.
Shallow gas opportunities are currently being exploited through a farmout arrangement, which was entered into prior to Pengrowth acquiring Carson Creek and which expires in October 2007.
Sable Offshore Energy Project
The Sable Offshore Energy Project involves the development of several natural gas fields near Sable Island which is located approximately 225 kilometers off the east coast of Nova Scotia. Raw gas is delivered to the onshore gas plant facility at Goldboro, where the liquids are extracted and sent to the fractionation plant at Point Tupper for processing. Sales gas is transported to market via the Maritimes & Northeast Pipeline. Propane and butane is shipped by both truck and rail while condensate is transported by ship. Pengrowth’s working interest is 8.4 percent.
As of December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 13.1 mmboe. The Pengrowth Company Interest production averaged 6,428 boepd in 2006.
     Development Activity
A significant portion of Pengrowth’s capital expenditures on partner-operated properties were invested at the Sable Offshore Energy Project in 2006 with the addition of one well drilled from the Alma platform and the installation of compression to allow more gas production from the field.
The new well, Alma three, was drilled and completed in 2006. It came on production April 2006 and is contributing about 30 mmcfpd of gross incremental production. Additional perforations were added to the North Triumph well in late 2006 which also increased production. No new wells are planned for 2007 although perforating additional pay zones in some existing wells will continue.
Capital was also spent on the construction of a 30,000 HP compression project which was installed near Thebaud in 2006. As of November 28, 2006, the new compressor facilities on the additional platform next to the Thebaud platform were completed and started up. This compression will allow the Sable fields to be drawn down to much lower reservoir pressures allowing for a greater recovery of gas at higher production rates. Tanks for condensate were installed at both the Thebaud platform and the Goldboro facility to prevent slugs of condensate from upsetting both the smooth operation of the new compressors and the pipeline from the offshore platform to the onshore facilities. Additional accommodation units have been added to Thebaud platform to house the additional workers required for the compressors and other projects. A project to grout the legs of the Thebaud platform to reduce motion of the platform in heavy seas was completed in January 2007.
Monogram Gas Unit
Pengrowth holds a 53.8 percent working interest in the partner-operated Monogram Gas Unit located in southern Alberta. The Monogram Gas Unit produces sweet, dry natural gas from the Medicine Hat, Milk River and Second White Specks formations. At December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 7.8 mmboe with a remaining reserve life of 38 years and a Reserve Life Index of 10.9 years. Pengrowth Company Interest production in 2006 averaged 2,017 boepd.
     Development Activity
In 2006, a 20 well refracture program and a 70 well refracture program resulted in average gross production increases of 27 mcfpd per well and reserve additions of 20 mmcf per well. A ten well perforation/fracture stimulation program to determine if non-unitized formations contain pay that was by-passed was included. No development drilling occurred in 2006. In 2007, 28 infill wells were drilled in the first quarter, with another 62 infills planned for the second half of 2007. In addition, a 100 well refracture program is planned for the second half of 2007.
Dunvegan Gas Unit No. 1
In early 2006, Pengrowth acquired an additional 2.39% of the Dunvegan Unit No. 1, resulting in a total working interest of 10.37%. The Dunvegan Gas Unit No. 1 is located 430 kilometers northwest of Edmonton, Alberta in the Peace River area. The partner-operated Dunvegan natural gas field has approximately 200 producing wells and covers an area of 213 square kilometers. Approximately 95 percent of the Unit’s identified natural gas reserves are contained in the Mississippian Debolt formation. At December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 6.4 mmboe with a remaining reserve life of 34 years and a Reserve Life Index of 9.5 years. In 2006, Pengrowth Company Interest production averaged 1,802 boepd.
     Development Activity
A successful infill drilling program that was first initiated in 2003 continued through 2006 with the drilling of twelve additional wells. All twelve wells were tied in prior to the end of 2006, with an average gross production rate exceeding 0.7 mmcfpd and 1.0 bcf of gross reserves per well. Based on the success of this infill program, an additional ten wells were approved for 2007 and are currently being drilled.
Tangleflags
Pengrowth holds a 50 percent working interest in the partner operated Tangleflags North EOR project. Located in west central Saskatchewan, approximately 40 kilometers northeast of Lloydminster, the property produces 12°API oil mainly from the Lloydminster sands under a SAGD thermal recovery process.
The enhanced oil recovery project commenced operation in the late 1980’s and contains horizontal producing wells along with both vertical and horizontal steam injection wells. As steam is injected into the reservoir and oil and water is withdrawn, a steam chamber is created which expands vertically and laterally, heating the reservoir and allowing the oil to drain more easily to the horizontal producing wells located near the base of the reservoir. At December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were

5.7 mmboe with a remaining reserve life of 26 years and a Reserve Life Index of 6.9 years. Pengrowth Company Interest production averaged 1,632 boepd in 2006.
     Development Activity
Three recompletions of injectors to producers were completed in 2006. A thirteen well drilling program began in the fourth quarter of 2006 and all wells were completed in the first quarter of 2007. It is anticipated that all thirteen wells will be brought on at low rates in the first quarter with a steady increase to full potential in the third quarter. This will be done in an effort to avoid well problems. No new drilling projects are expected for 2007.
Quirk Creek
Pengrowth holds a 68 percent working interest in four producing Rundle Formation deep plate gas wells, a 31 percent working interest in 10 producing Rundle upper plate gas wells, a 25 percent working interest in three producing gas wells in Millarville and a 30.5 percent working interest in the Quirk Creek natural gas plant located in the Quirk Creek area of Southern Alberta, approximately 30 kilometers southwest of Calgary.
At December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 5.5 mmboe with a remaining reserve life of 33 years and a Reserve Life Index of 11.6 years. Pengrowth Company Interest production averaged 883 boepd in 2006.
     Development Activity
One development Rundle deep plate well was drilled in 2006 and commenced production in October. Operational difficulties were encountered until a line heater was connected in December. The current raw rate of 5 mmcfpd (3.5 mmcfpd net) is expected to increase to 7 mmcfpd (4.8 mmcfpd net) in April after a new line heater is installed. Another deep plate location is expected to be proposed and authorized in the 4th quarter. Third party processing revenues in 2006 made up 18 percent of gross revenues for the property.
East Bodo
The Bodo heavy oil properties straddle the Alberta-Saskatchewan border and produce mainly 12° API oil from the McLaren and 15° API oil from the Lloydminster reservoirs. Pengrowth operates several batteries to treat oil, as well as a number of compressor stations to process solution and non-associated gas. A waterflood is underway to improve production from the East Bodo Lloydminster formation. At December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 5.2 mmboe with a remaining reserve life of 46 years and a Reserve Life Index of 21.6 years. Pengrowth Company Interest production averaged 701 boepd in 2006.
     Development Activity
In 2006, Pengrowth expanded the waterflood. Eight wells drilled in 2006, six of which were horizontal, added to the 2006 production. Four producing wells were converted to injection wells and one well was deepened to improve the water supply for the waterflood. To determine the potential for enhanced recovery in East Bodo, a polymer flood pilot was initiated in May 2006. The benefit of a polymer flood over conventional waterflooding is improved oil recovery and potentially incremental reserves. Pengrowth plans to expand the polymer pilot in 2007. In addition to the Lloydminster and McLaren reservoir activity in East Bodo, three wells were re-completed for uphole gas in 2006.

Twining
The Twining Field is located approximately 160 kilometres northeast of Calgary, Alberta. The primary producing zone is the Pekisko with additional production from the Ellerslie, Glauconite and Belly River zones. At December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 4.9 mmboe with a remaining reserve life of 50 years and a Reserve Life Index of 13.6 years. Pengrowth Company Interest production from the Twining Field averaged 1,745 boepd during 2006.
Pengrowth operates over 100 wells and four main battery facilities in the Twining area, and also operates the Equity Gas Unit No. 1 and has working interests in four partner-operated units.
     Development Activity
In 2006 Pengrowth drilled four wells into the Mannville and Viking formations, resulting in two producing wells and two standing well bores. A successful Equity Gas Unit well was drilled based on seismic that was shot in late 2005. Six infill Pekisko oil well locations were identified, with one well being drilled in December 2006. Pengrowth plans five Pekisko wells in 2007. One standing Pekisko oil well was also successfully recompleted in 2006.
Based on the success of the Mannville drills, Pengrowth plans two additional wells for 2007. Twenty-eight square kilometres of seismic shot over the east half of the Equity Gas Unit in November 2006 may provide additional drilling locations.
McLeod River
Pengrowth holds various interests in the McLeod River property, which is located approximately 175 kilometres west of Edmonton, Alberta. Reserves have been assigned to the Blueridge, Bluesky, Cadomin, Cardium, Gething, Notikewin, and Rock Creek formations.
As of December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 4.2 mmboe with a remaining reserve life of 42 years and a Reserve Life Index of 8.3 years. Pengrowth Company Interest production averaged 1,365 boepd during 2006.
     Development Activity
One partner operated well was drilled in the first quarter of 2006 and one operated well was tied-in in the third quarter of 2006. Although no new wells are scheduled to be drilled in 2007, five recompletions are scheduled. Additionally, facility consolidation is in progress to improve efficiency and reduce operating costs.
Twining CBM
The Twining Field is located approximately 160 kilometers northeast of Calgary, Alberta. During the first full year of CBM development activity, Pengrowth participated in numerous wells in the Twining-Mikwan area, including an aggressive program operated by Pengrowth. At December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 4.1 mmboe.
     Development Activity
In 2006, Pengrowth drilled 11 wells for Horseshoe Canyon CBM to complete its Phase 1 evaluation program, resulting in six producing wells and five standing wells. Production from the six wells averaged approximately 475 mcfpd net to Pengrowth for the last quarter of 2006. Based on these results, a further 52 wells were drilled in 2006. These wells were all cased and ready to be tied in during 2007.

Pengrowth also constructed a 5 mmcfpd CBM compressor station in the North Twining area that was commissioned on February 9, 2007. The station has the potential to be expanded to 10 mmcfpd in the future. Pengrowth owns 34 percent of this facility. In early 2007 net CBM production from 23 operated wells totaled 1.9 mmcfpd. The remaining 40 wells will be tied in during 2007. Plans for 2007 include drilling 16 wells in the Twining area, testing the Horseshoe Canyon coals in the Olds area and drilling a horizontal Mannville test.
Partner operated CBM activity in the Mikwan/Three Hills Creek/Ghost Pine/Trochu/Twining areas resulted in the drilling of about 65 wells and participation in three major compression/dehydration and gas gathering systems. Pengrowth’s working interests range from 6% to 56%. This CBM development drilling activity is continuing in 2007 with approximately 50 wells expected.
Kaybob Notikewin Unit No. 1
The Kaybob Notikewin Unit No. 1 is located approximately 240 kilometers northwest of Edmonton, Alberta. Pengrowth holds a 98.88 percent working interest in the Unit. The Kaybob Notikewin Unit No. 1 produces natural gas and natural gas liquids from the Notikewin formation. Initial production from this formation commenced in 1962. As of December 31, 2006, Pengrowth Company Interest Total Proved Plus Probable Reserves were 4.1 mmboe with a remaining reserve life of 40 years and a Reserve Life Index of 13.5 years. Pengrowth’s production averaged 875 boepd in 2006.
     Development Activity
No further activity has been planned for 2007 as the field has been fully developed with the current wells.
Statement of Oil and Gas Reserves and Reserves Data
Disclosure of Reserves Data
The information in this section is based upon evaluations by GLJ with an effective date of December 31, 2006 contained in the GLJ Reports dated February 1, 2007 and March 5, 2007, and was prepared in accordance with NI 51-101. The effective date of the information in this section is December 31, 2006 and the preparation date of the information is January 12, 2007 (with respect to the report relating to Pengrowth’s assets and excluding the CP Properties) and February 15, 2007 (with respect to the report relating to the CP Properties). The information in this section summarizes the oil, liquids and natural gas reserves of Pengrowth and the CP Properties and the net present values of future net revenue for these reserves using GLJ’s constant prices and costs and forecast prices and costs. Pengrowth engaged GLJ to provide an evaluation of Proved Reserves and Total Proved Plus Probable Reserves and no attempt was made to evaluate possible reserves. It is Pengrowth’s practice to obtain an engineering report evaluating all of its Proved Reserves and Probable Reserves as at December 31 of each year. All of Pengrowth’s reserves are in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. In a subsequent event, Pengrowth acquired the CP Properties on January 22, 2007. Due to the materiality of the CP Acquisition, reserves tables have been included for the CP Properties and for the proforma Pengrowth plus the CP Properties, all with net present values as of December 31, 2006.
The following tables set forth certain information relating to the oil and natural gas reserves of Pengrowth and the present value of the estimated future net cash flow associated with such reserves as at December 31, 2006 contained in the GLJ report dated February 1, 2007. These tables summarize the data contained in the GLJ Report, and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. Columns may not add due to rounding.
The Alberta Royalty Tax Credit program has been cancelled as of January 1, 2007. Credits from this program are therefore not included in the GLJ cash flow forecasts.

The information set forth below is derived from the GLJ Reports which have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserves definitions contained in NI 51-101 and the Canadian Oil and Gas Evaluation Handbook. The GLJ Reports incorporate estimates of future well abandonment obligations but do not include estimates of remediation costs. All evaluations of future net cash flow are stated prior to any provision for income taxes, interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.
The net cash flows estimated in the GLJ Reports represent estimates of the revenues from oil and gas sales from the petroleum and natural gas properties of Pengrowth together with an estimate of processing revenues less royalties (net of incentives), mineral taxes, field operating expenses and capital obligations. These net cash flows are not the same as the distributable cash reported by the Trust. The computation of distributable cash is described under the heading “Distributable Cash and Distributions” in Pengrowth’s Management’s Discussion and Analysis for the year ended December 31, 2006. Significant factors to consider include:
•	the GLJ Report does not estimate general and administrative expenses, interest, management fees and holdbacks;

•	the GLJ Report does not estimate all abandonment or any reclamation liabilities;

•	for purposes of calculating distributable cash, the Trust amortizes the cost of miscible flood injection fluids purchased from third parties over the period of expected future economic benefit arising from the injection of those fluids, which had been 30 months and was revised to 24 months for 2005 onward. The GLJ Report includes the full cost of purchased injection fluids ($34.6 million in 2006) in operating costs in the year incurred; and

•	Pengrowth withholds certain amounts from distributable cash to fund capital.
In accordance with the requirements of NI 51-101, the Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached as Appendices A and B hereto, respectively.

Reserves Data (Constant Prices and Costs) — Pengrowth without CP Properties
Summary of Oil And Gas Reserves
Net Present Value of Future Net Revenue
as of December 31, 2006
Constant Prices and Costs

	Light and Medium Oil			Heavy Oil			Natural Gas

	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	67,347	37,136	58,001	11,368	11,360	9,975	537.7	534.4	425.2
Proved Developed Non-Producing	436	436	348	992	992	837	36.7	36.5	27.9
Proved Undeveloped	18,040	18,028	15,302	1,908	1,908	1,649	48.8	48.7	38.8

Total Proved Reserves	85,823	85,599	73,651	14,268	14,260	12,461	623.2	619.6	491.9
Probable Reserves	26,877	26,826	22,788	4,088	4,086	3,466	200.0	199.0	155.9

Total Proved Plus Probable Reserves	112,700	112,425	96,440	18,356	18,346	15,927	823.2	818.7	647.8

	Natural Gas Liquids			Total Oil Equivalent Basis

	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth
	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mboe)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	20,339	20,290	14,531	188,672	187,857	153,381
Proved Developed Non-Producing	631	630	451	8,175	8,138	6,285
Proved Undeveloped	1,463	1,463	1,089	29,538	29,519	24,507

Total Proved Reserves	22,433	22,383	16,071	226,385	225,514	184,173
Probable Reserves	6,606	6,595	4,795	70,903	70,681	57,033

Total Proved Plus Probable Reserves	29,039	28,978	20,866	297,288	296,195	241,206

	Net Present Values of Future Net Revenue
	Constant Prices and Costs Before Income Taxes
	Discounted at (%/year)

	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	4,417.1	3,363.3	2,746.3	2,341.5	2,054.5
Proved Developed Non-Producing	152.9	119.3	97.3	81.8	70.5
Proved Undeveloped	746.2	474.2	321.9	227.3	164.1

Total Proved Reserves	5,316.2	3,956.8	3,165.5	2,650.6	2,289.1
Probable Reserves	1,872.0	1,070.6	709.6	513.8	393.8

Total Proved Plus Probable Reserves	7,188.2	5,027.4	3,875.1	3,164.4	2,682.9

Reserves Data (Constant Prices and Costs) — CP Properties
Summary of Oil And Gas Reserves
Net Present Value of Future Net Revenue
as of December 31, 2006
Constant Prices and Costs

	Light and Medium Oil			Heavy Oil			Natural Gas

	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	12,954	12,931	11,658	5,804	5,801	5,446	137.6	136.3	117.9
Proved Developed Non-Producing	254	254	216	0	0	0	2.2	2.2	1.7
Proved Undeveloped	1,449	1,449	1,096	341	341	297	22.2	21.9	20.0

Total Proved Reserves	14,657	14,634	12,970	6,145	6,142	5,743	162.0	160.4	139.6
Probable Reserves	4,946	4,940	4,320	1,508	1,507	1,360	39.6	39.0	34.2

Total Proved Plus Probable Reserves	19,603	19,574	17,291	7,653	7,649	7,103	201.6	199.4	173.8

	Natural Gas Liquids			Total Oil Equivalent Basis

	Pengrowth Company	Pengrowth Gross	Pengrowth Net	Pengrowth Company	Pengrowth Gross	Pengrowth Net
	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mboe)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	2,922	2,914	2,060	44,619	44,357	38,810
Proved Developed Non-Producing	53	53	33	678	670	526
Proved Undeveloped	130	130	87	5,616	5,576	4,822

Total Proved Reserves	3,105	3,097	2,179	50,913	50,603	44,158
Probable Reserves	727	725	506	13,773	13,673	11,887

Total Proved Plus Probable Reserves	3,831	3,822	2,685	64,685	64,276	56,045

	Net Present Values of Future Net Revenue
	Constant Prices and Costs Before Income Taxes
	Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves Proved Developed Producing	868.0	718.2	614.6	538.8	481.1
Proved Developed Non-Producing	16.2	11.1	8.3	6.5	5.3
Proved Undeveloped	74.0	43.0	25.5	14.6	7.4

Total Proved Reserves	958.2	772.4	648.3	559.9	493.9
Probable Reserves	311.6	198.0	137.7	101.8	78.6

Total Proved Plus Probable Reserves	1,269.8	970.4	786.0	661.7	572.5

Reserves Data (Constant Prices and Costs) — Proforma Pengrowth and CP Properties
Summary of Oil and Gas Reserves
Net Present Value of Future Net Revenue
as of December 31, 2006
Constant Prices and Costs

	Light and Medium Oil			Heavy Oil			Natural Gas

	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	80,301	80,066	69,660	17,172	17,160	15,420	675.3	670.7	543.1
Proved Developed Non-Producing	689	689	565	992	992	837	38.9	38.7	29.6
Proved Undeveloped	19,489	19,477	16,397	2,249	2,249	1,946	70.9	70.7	58.9

Total Proved Reserves	100,480	100,233	86,622	20,413	20,402	18,204	785.2	780.0	631.5
Probable Reserves	31,823	31,766	27,108	5,596	5,593	4,826	239.5	238.0	190.1

Total Proved Plus Probable Reserves	132,303	131,999	113,730	26,009	25,995	23,030	1024.7	1018.1	821.6

	Natural Gas Liquids			Total Oil Equivalent Basis

			Pengrowth			Pengrowth
	Pengrowth Company	Pengrowth Gross	Net	Pengrowth Company	Pengrowth Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mboe)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	23,260	23,204	16,591	233,291	232,214	192,191
Proved Developed Non-Producing	684	683	484	8,853	8,808	6,811
Proved Undeveloped	1,593	1,593	1,176	35,154	35,095	29,329

Total Proved Reserves	25,538	25,480	18,250	277,298	276,177	228,331
Probable Reserves	7,333	7,320	5,301	84,675	84,353	68,920

Total Proved Plus Probable Reserves	32,871	32,800	23,551	361,973	360,471	297,251

	Net Present Values of Future Net Revenue
	Constant Prices and Costs Before Income Taxes
	Discounted at (%/year)

	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,285.1	4,081.5	3,360.9	2,880.3	2,535.6
Proved Developed Non-Producing	169.1	130.4	105.6	88.4	75.8
Proved Undeveloped	820.2	517.2	347.4	241.9	171.6

Total Proved Reserves	6,274.4	4,729.2	3,813.8	3,210.5	2,783.0
Probable Reserves	2,183.6	1,268.7	847.3	615.6	472.4

Total Proved Plus Probable Reserves	8,458.0	5,997.9	4,661.1	3,826.1	3,255.4

Pengrowth without CP Properties
Additional Information Concerning Future Net Revenue
(undiscounted)
as of December 31, 2006
Constant Prices and Costs

				Capital		Future
				Development	Abandonment	Net Revenue
	Revenue	Royalties	Operating Costs	Costs	Costs(1)	Before Income Tax
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves	11,334	1,991	3,485	415	127	5,316

Total Proved Plus Probable Reserves	14,879	2,664	4,283	611	133	7,188

Notes:

(1)	Includes downhole abandonment cost but does not include surface reclamation costs. See “Abandonment & Reclamation Costs”.
Pengrowth without CP Properties
Net Present Value of Future Net Revenue
By Production Group
as of December 31, 2006
Constant Prices and Costs

		Future Net
		Revenue Before
		Income Taxes
		(discounted
Reserves Category	Production Group	at 10% yr) ($M)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	1,721,961
	Heavy Oil (including solution gas and other by-products) (1)	162,713
	Natural Gas (including by-products but excluding solution gas from oil wells) (2)	1,280,832

Total Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	2,074,957
	Heavy Oil (including solution gas and other by-products) (1)	201,572
	Natural Gas (including by-products but excluding solution gas from oil wells) (2)	1,598,559

Notes:

(1)	NGL’s associated with the production of solution gas are included as a by-product.

(2)	NGL’s associated with the production of natural gas are included as a by-product.

Reserves Data (Forecast Prices and Costs) — Pengrowth without CP Properties
Summary of Oil and Gas Reserves
Net Present Value of Future Net Revenue
as of December 31, 2006
Forecast Prices and Costs

	Light and Medium Oil			Heavy Oil			Natural Gas

	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	67,070	66,861	57,753	11,364	11,356	9,973	540.9	537.6	427.8
Proved Developed Non-Producing	436	436	348	990	990	836	36.8	36.6	27.9
Proved Undeveloped	17,363	17,352	14,781	1,891	1,891	1,634	48.2	48.2	38.4

Total Proved Reserves	84,869	84,649	72,882	14,245	14,237	12,443	625.9	622.4	494.1
Probable Reserves	27,518	27,468	23,451	4,091	4,089	3,469	201.6	200.6	157.2

Total Proved Plus Probable Reserves	112,387	112,117	96,333	18,336	18,326	15,912	827.5	823.0	651.4

	Natural Gas Liquids			Total Oil Equivalent Basis
	Pengrowth	Pengrowth	Pengrowth	Pengrowth		Pengrowth
	Company	Gross	Net	Company	Pengrowth Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mboe)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	20,380	20,332	14,569	188,961	188,146	153,592
Proved Developed Non-Producing	631	630	452	8,187	8,154	6,291
Proved Undeveloped	1,439	1,439	1,075	28,726	28,707	23,895

Total Proved Reserves	22,450	22,400	16,096	225,875	225,007	183,777
Probable Reserves	6,693	6,682	4,862	71,899	71,677	57,986

Total Proved Plus Probable Reserves	29,143	29,082	20,958	297,774	296,684	241,763

	Net Present Values of Future Net Revenue
	Forecast Prices and Costs Before Income Taxes
	Discounted at (%/year)

	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,165.4	3,858.4	3,121.7	2,649.8	2,320.3
Proved Developed Non-Producing	203.3	155.5	125.3	104.7	89.8
Proved Undeveloped	794.5	499.2	336.2	236.2	170.3

Total Proved Reserves	6,163.1	4,513.1	3,583.2	2,990.8	2,580.5
Probable Reserves	2,418.8	1,317.0	850.2	607.6	462.8

Total Proved Plus Probable Reserves	8,581.9	5,830.1	4,433.4	3,598.4	3,043.3

Reserves Data (Forecast Prices and Costs) — CP Properties
Summary of Oil and Gas Reserves
Net Present Value of Future Net Revenue
as of December 31, 2006
Forecast Prices and Costs

	Light and Medium Oil			Heavy Oil			Natural Gas

	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	12,577	12,555	11,302	5,673	5,669	5,318	142.2	140.8	121.9
Proved Developed Non-Producing	261	261	223	0	0	0	2.3	2.2	1.7
Proved Undeveloped	1,455	1,455	1,101	341	341	297	22.0	21.8	19.9

Total Proved Reserves	14,293	14,271	12,626	6,014	6,011	5,616	166.5	164.8	143.5
Probable Reserves	4,838	4,832	4,217	1,542	1,542	1,394	41.2	40.6	35.6

Total Proved Plus Probable Reserves	19,131	19,103	16,843	7,556	7,553	7,010	207.7	205.4	179.2

	Natural Gas Liquids			Total Oil Equivalent Basis
	Pengrowth		Pengrowth			Pengrowth
	Company	Pengrowth Gross	Net	Pengrowth Company	Pengrowth Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mboe)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	2,934	2,926	2,070	44,878	44,609	39,009
Proved Developed Non-Producing	55	55	34	693	685	539
Proved Undeveloped	131	131	87	5,600	5,561	4,808

Total Proved Reserves	3,119	3,111	2,191	51,171	50,855	44,356
Probable Reserves	729	727	507	13,971	13,869	12,059

Total Proved Plus Probable Reserves	3,848	3,839	2,698	65,142	64,724	56,415

	Net Present Values of Future Net Revenue
	Forecast Prices and Costs Before Income Taxes
	Discounted at (%/year)

	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	1,011.2	830.6	706.7	617.1	549.5
Proved Developed Non-Producing	19.5	13.5	10.1	8.1	6.6
Proved Undeveloped	112.3	68.6	43.9	28.6	18.6

Total Proved Reserves	1,143.1	912.7	760.8	653.8	574.7
Probable Reserves	393.6	239.8	161.7	117.1	89.2

Total Proved Plus Probable Reserves	1,536.7	1,152.5	922.5	770.9	664.0

Reserves Data (Forecast Prices and Costs) — Proforma Pengrowth and CP Properties
Summary of Oil and Gas Reserves
Net Present Value of Future Net Revenue
as of December 31, 2006
Forecast Prices and Costs

	Light and Medium Oil			Heavy Oil			Natural Gas

	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth	Pengrowth
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	79,647	79,416	69,055	17,037	17,025	15,292	683.0	678.3	549.7
Proved Developed Non-Producing	66	696	571	990	990	836	39.1	38.8	29.6
Proved Undeveloped	18,819	18,807	15,882	2,232	2,232	1,931	70.2	70.0	58.4

Total Proved Reserves	99,162	98,919	85,508	20,258	20,247	18,059	792.3	787.1	637.7
Probable Reserves	32,356	32,300	27,667	5,634	5,631	4,863	242.8	241.2	192.9

Total Proved Plus Probable Reserves	131,518	131,218	113,175	25,892	25,878	22,921	1,035.1	1,028.3	830.5

	Natural Gas Liquids			Total Oil Equivalent Basis
			Pengrowth			Pengrowth
	Pengrowth Company	Pengrowth Gross	Net	Pengrowth Company	Pengrowth Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mboe)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	23,314	23,258	16,640	233,839	232,756	192,601
Proved Developed Non-Producing	685	684	485	8,881	8,838	6,830
Proved Undeveloped	1,569	1,569	1,162	34,326	34,268	28,703

Total Proved Reserves	25,569	25,511	18,287	277,046	275,862	228,133
Probable Reserves	7,422	7,409	5,370	85,870	85,546	70,045

Total Proved Plus Probable Reserves	32,991	32,920	23,657	362,915	361,408	298,177

	Net Present Values of Future Net Revenue
	Forecast Prices and Costs Before Income Taxes
	Discounted at (%/year)

	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	6,177	4,689	3,828	3,267	2,870
Proved Developed Non-Producing	223	169	135	113	96
Proved Undeveloped	907	568	380	265	189

Total Proved Reserves	7,306	5,426	4,344	3,645	3,155
Probable Reserves	2,812	1,557	1,012	725	552

Total Proved Plus Probable Reserves	10,119	6,983	5,356	4,369	3,707

Pengrowth without CP Properties
Additional Information Concerning Future Net Revenue
(undiscounted)
as of December 31, 2006
Forecast Prices and Costs

				Capital		Future Net
			Operating	Development	Abandonment	Revenue Before
	Revenue	Royalties	Costs	Costs	Costs(1)	Income Taxes
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves	13,257	2,337	4,144	443	170	6,163

Total Proved Plus Probable Reserves	18,049	3,212	5,410	654	191	8,582

Notes:

(1)	Includes downhole abandonment cost but does not include surface reclamation costs. See “Abandonment & Reclamation Costs”.
Pengrowth without CP Properties
Net Present Value of Future Net Revenue
By Production Group
as of December 31, 2006
Forecast Prices and Costs

		Future Net
		Revenue Before
		Income Taxes
		(discounted
Reserves Category	Production Group	at 10% yr) ($M)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	1,686,163
	Heavy Oil (including solution gas and other by-products) (1)	180,039
	Natural Gas (including by-products but excluding solution gas from oil wells) (2)	1,717,001

Total Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	2,046,436
	Heavy Oil (including solution gas and other by-products) (1)	225,703
	Natural Gas (including by-products but excluding solution gas from oil wells) (2)	2,161,233

Notes:

(1)	NGL’s associated with the production of solution gas are included as a by-product.

(2)	NGL’s associated with the production of natural gas are included as a by-product.

Pricing Assumptions
     Constant Prices used in Estimates
The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Reports. Product prices were not escalated beyond December 31, 2006. Operating and capital costs have not been increased on an inflationary basis. The prices are as follows:

	Oil				Natural Gas	Natural Gas Liquids(1)
		Edmonton	Cromer	LLB Crude
	WTI Cushing	Par Price	Medium	Oil at	AECO Gas			Pentanes	Exchange
	Oklahoma	40[0]API	29.3[0]API	Hardisty	Price	Propane	Butane	Plus	Rate(2)
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/Cdn)

Historical at December 31, 2006	60.85	67.58	59.47	47.62	6.07	43.25	54.06	71.55	0.8581

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.
     Forecast Prices used in Estimates
The forecast price and cost assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. The forecast prices are provided in the table below and reflect GLJ’s standard price forecast as referred to in the GLJ Reports.

	Oil				Natural Gas	Natural Gas Liquids(1)
			Cromer
	WTI	Edmonton	Medium	Hardisty
	Cushing	Par Price	29.3[0]	Heavy	AECO			Pentanes	Inflation	Exchange
	Oklahoma	40[0] API	API	12[0] API	Gas Price	Propane	Butane	Plus	Rates(2)	Rate(3)
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/Year)	($US/Cdn)

2006(4)	66.22	73.16	62.24	41.87	7.02	43.97	66.64	75.69	2.10%	0.882
2007	62.00	70.25	61.25	39.25	7.20	45.00	56.25	71.75	2.00%	0.870
2008	60.00	68.00	59.25	40.00	7.45	43.50	50.25	69.25	2.00%	0.870
2009	58.00	65.75	57.25	39.75	7.75	42.00	48.75	67.00	2.00%	0.870
2010	57.00	64.50	56.00	39.75	7.80	41.25	47.75	65.75	2.00%	0.870
2011	57.00	64.50	56.00	40.25	7.85	41.25	47.75	65.75	2.00%	0.870
2012	57.50	65.00	56.50	41.50	8.15	41.50	48.00	66.25	2.00%	0.870
2013	58.50	66.25	57.75	42.50	8.30	42.50	49.00	67.50	2.00%	0.870
2014	59.75	67.75	59.00	43.50	8.50	43.25	50.25	69.00	2.00%	0.870
2015	61.00	69.00	60.00	44.25	8.70	44.25	51.00	70.50	2.00%	0.870
2016	62.25	70.50	61.25	45.25	8.90	45.00	52.25	72.00	2.00%	0.870
2017	63.50	71.75	62.50	46.00	9.10	46.00	53.00	73.25	2.00%	0.870
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.00%	0.870

Notes:

(1)	FOB Edmonton.

(2)	Inflation rates for forecasting prices and costs.

(3)	The exchange rates used to generate the benchmark reference prices in this table.

(4)	Actual average prices, inflation rate and exchange rate estimated for 2006.

Reconciliation of Changes in Reserves and Future Net Revenue — Pengrowth
     Reserves Reconciliation
The following tables provide a reconciliation of Pengrowth’s net reserves of crude oil, natural gas and NGLs for the year ended December 31, 2006, presented using forecast prices and costs. All of such reserves are located in Canada.
Reserves Reconciliation
By Principle Product Type
Forecast Prices and Costs

	Light and Medium Oil			Natural Gas			Natural Gas Liquids
			Net			Net			Net
			Proved			Proved			Proved
	Net	Net	Plus	Net	Net	Plus	Net	Net	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mmcf)	(mmcf)	(mbbls)	(mbbls)	(mbbls)

December 31, 2005	65,993	17,937	83,929	331,675	72,635	404,310	10,600	2,618	13,218

Extensions	123	85	208	18,831	11,197	30,027	143	89	232
Improved Recovery	1,937	2,388	4,325	8,801	8,884	17,683	63	182	243
Technical Revisions	505	186	691	4,833	(1,280)	3,553	553	(257)	295
Discoveries	—	—	—	5,044	3,857	8,901	195	157	352
Acquisitions	10,865	2,999	13,864	184,678	64,090	248,767	6,789	2,129	8,918
Dispositions	(222)	(144)	(366)	(7,959)	(2,156)	(10,115)	(180)	(54)	(234)
Economic Factors	—	—	—	—	—	—	—	—	—
Production	(6,318)	—	(6,318)	(51,765)	—	(51,765)	(2,067)	—	(2,067)

December 31, 2006	72,882	23,451	96,333	494,136	157,226	651,362	16,096	4,863	20,958

	Heavy Oil			Total Oil Equivalent Basis
			Net			Net
			Proved			Proved
	Net	Net	Plus	Net	Net	Plus
	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(mbbls)	(mbbls)	(mbbls)	(mboe)	(mboe)	(mboe)

December 31, 2005	11,098	2,616	13,714	142,970	35,276	178,246

Extensions	368	160	528	3,772	2,201	5,973
Improved Recovery	1,196	527	1,723	4,661	4,577	9,238
Technical Revisions	956	(45)	911	2,819	(329)	2,490
Discoveries	—	—	—	1,036	800	1,836
Acquisitions	528	209	737	48,962	16,018	64,980
Dispositions	—	—	—	(1,728)	(557)	(2,285)
Economic Factors	—	—	—	—	—	—
Production	(1,703)	—	(1,703)	(18,715)	—	(18,715)

December 31, 2006	12,443	3,468	15,911	183,777	57,986	241,763

At year end 2006, Pengrowth Total Proved Plus Probable Reserves were 297.8 mmboe as compared to 219.4 mmboe reported at year end 2005. The following additional GLJ reserves reconciliation is presented for year end December 31, 2006.
Reserves Reconciliation
on Total Oil Equivalent Basis
Forecast Prices and Costs

	Developed
	Producing	Proved	Total Proved Plus
	Reserves	Reserves	Probable Reserves
	(mboe)	(mboe)	(mboe)

December 31, 2005	143,741	175,599	219,396

Exploration and Development	3,479	6,187	10,196
Improved Recovery and Infill Drilling	5,792	5,181	10,176
Revisions	5,808	2,786	2,334
Acquisitions	55,012	61,215	81,451
Dispositions	(1,941)	(2,163)	(2,849)
Production	(22,930)	(22,930)	(22,930)

December 31, 2006	188,961	225,875	297,774

Significant factors on the reserves reconciliation were as follows:
•	Acquisitions, primarily from the Esprit Merger and purchase of the Carson Creek assets, accounted for approximately 80 percent of the Total Proved Plus Probable reserves added in 2006.

•	New reserves were added from development activity. Most significant were infill drilling and drilling extensions for Horseshoe Canyon CBM, infill drilling and increased CO2 miscible flood recovery in the Weyburn Unit, an exploration discovery at Quirk Creek and infill drilling at Tangleflags and Monogram. Reserve increases in the Proved Producing category also resulted from reclassification of Proved Undeveloped Reserves primarily for infill drilling and improved recovery in the Weyburn, Judy Creek and Swan Hills miscible flood projects.

•	Various performance related revisions were made to previous estimates resulting in a net positive change. The largest revisions to Proved Reserves occurred at Tangleflags (+834 mboe), Judy Creek BHL Unit (+802 mboe), Judy Creek West BHL Unit (+489 mboe), Monogram Gas Unit (+408 mboe), Olds Gas Unit (-1,272 mboe) and West Pembina (-506 mboe).

•	Numerous small, non-core properties were sold in a transaction which closed early in 2006.

     Future Net Revenue Reconciliation
The following table provides a reconciliation of Pengrowth’s future net revenue from crude oil, natural gas and NGLs for the year ended December 31, 2006, presented using constant prices and cost and discounted at 10 percent.
Future Net Revenue Reconciliation
Total Net Proved Reserves Discounted at Ten Percent Per Year
Constant Prices and Costs

Period and Factor	Before Tax 2006
($M)

December 31, 2005	3,344,494

Oil and Gas Sales During the Period Net of Production Costs and Royalties(1)	(675,454)
Net Change due to Prices and Royalties Related to Forecast Production(2)	(637,211)
Change in Development Costs During the Period(3)	282,900
Change in Forecast Development Costs(4)	(354,534)
Change Resulting from Extensions, Infill Drilling and Improved Recovery(5)	144,963
Net Change Resulting from Discoveries(5)	17,809
Change Resulting from Acquisitions of Reserves(5)	841,657
Change Resulting from Dispositions of Reserves(6)	(40,193)
Accretion of Discount(7)	334,449
Net Change in Income Taxes(8)	—
Change Resulting from Technical Reserves Revisions(5)	48,459
All Other Changes	(141,832)

December 31, 2006	3,165,507

Notes:

(1)	Excluding general and administrative expenses.

(2)	The impact of changes in prices and other economic factors on future net revenue.

(3)	Actual capital expenditures relating to the development and production of oil and gas reserves.

(4)	The change in forecast development costs.

(5)	End of period net present value of the related reserves.

(6)	Start of period net present value of related reserves.

(7)	Estimated as 10 percent of the beginning of period net present value.

(8)	The difference between forecast income taxes at beginning of period and actual taxes for the period plus forecast income taxes at the end of period.
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

     Proved Undeveloped Reserves
Pengrowth’s Proved Undeveloped Reserves comprise roughly 13 percent of the Total Proved Reserves on a barrel of oil equivalency basis. Pengrowth Interest Proved Undeveloped Reserves of 28.7 mmboe were assigned by GLJ in accordance with NI 51-101. In general, Proved Undeveloped Reserves were assigned to certain properties because capital commitments have been made to convert the Undeveloped Reserves to Proved Producing Reserves. Proved Undeveloped Reserves have been primarily assigned for future miscible flood expansion and development drilling.
Judy Creek comprises roughly 20 percent of the Proved Undeveloped Reserves. Miscible flood expansion is an on-going activity which is limited by the availability of injectant materials and is forecasted to continue until 2009. Similarly, at Swan Hills, miscible flood expansion as well as some infill drilling accounts for another 17 percent of Pengrowth’s Proved Undeveloped Reserves assignments. The Swan Hills Unit reserves have a 50 year reserve life. The incremental recovery is reflected in the GLJ Report and miscible flood expansion is forecasted to continue until 2021. In the Weyburn Unit, an additional 17 percent of the Proved Undeveloped Reserves assignment reflects the capital allocated to the CO2 miscible flood. Working interest partners are committed to a 15 year supply of CO2 to further develop the flood area from the existing 44 patterns to full development with 75 patterns in the proved case.
The newly acquired Olds Gas Unit contains about eight percent of the total Proved Undeveloped Reserves assigned by GLJ relating to further infill drilling in the future. Ongoing development is scheduled in heavy oil properties where approximately six percent of Pengrowth’s Proved Undeveloped Reserves are assigned. These include waterflood expansion in East Bodo and infill drilling in Cosine. Multi-well shallow gas infill programs are scheduled for 2007 and beyond at Tilley, Monogram and Patricia/Dinosaur. Roughly seven percent of the total Proved Undeveloped Reserves can be attributed to these projects. Carson Creek contains about four percent of Pengrowth’s Proved Undeveloped Reserves. These are attributed to future development drilling which is budgeted for 2007 and beyond.
     Probable Undeveloped Reserves
     Probable Undeveloped Reserves were assigned by GLJ in accordance with the requirements and standards of NI 51-101 and the COGE Handbook. Pengrowth’s Probable Undeveloped Reserves amount to 25.3 mmboe and represent about eight percent of the Total Proved Plus Probable Reserves. Probable Undeveloped Reserves are assigned for similar reasons and generally to the same properties as Proved Undeveloped Reserves, but also meet the requirements of the reserve classification to which they belong. Pengrowth’s largest Probable Undeveloped Reserves are distributed among certain properties as a percent of the total as follows: Olds Unit and Olds Non-Unit (24 percent), Weyburn Unit (19 percent), Swan Hills Unit (11 percent), Judy Creek Units (six percent), Monogram Gas Unit (four percent), Sable Offshore Energy Project (three percent), Bodo (three percent), Carson Creek North Unit (three percent) and Twining CBM (three percent).
Future Development Costs
The following table outlines development costs deducted in the estimation of future net revenue calculated utilizing both constant and forecast prices and costs, undiscounted and using a discount rate of 10 percent per annum for the years indicated. All of such development costs are estimated to be incurred in Canada.

	Undiscounted (year ended December 31, 2006)
								Discounted
							Undiscounted	at 10%
	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)	Remainder(1)	Total(1)	Total(2)
	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)
Reserve Category
Proved Reserves (Constant Prices and Costs)	152	73	51	28	15	96	415	318
Proved Reserves (Forecast Prices and Costs)	152	75	53	30	16	117	443	330
Proved & Probable Reserves (Forecast Prices and Costs)	194	134	82	43	29	172	654	482

Notes:

(1)	Undiscounted.

(2)	Discounted at 10 percent.
Pengrowth expects to fund future development costs with a combination of cash flow, debt and equity. There are no reserves that are expected to be limited in their recovery due to their cost of development. Pengrowth has established a $300 million capital expenditure program to fund its land acquisition, exploration and development activities and leasehold improvements for the 2007 year.
Finding, Development and Acquisition Costs
Finding and Development Costs
During 2006, Pengrowth spent $300.8 million on development and optimization activities, which added 14.2 mmboe of Proved Reserves and 22.7 mmboe of Total Proved Plus Probable Reserves including revisions. The largest additions were from infill drilling and drilling extensions for Horseshoe Canyon CBM, infill drilling and increased CO2 miscible flood recovery in the Weyburn Unit, an exploration discovery at Quirk Creek and infill drilling at Tangleflags and Monogram.
In total, Pengrowth participated in drilling 298 gross wells (163 net wells) during 2006 with a 96 percent success rate.
At Judy Creek, infill drilling and ongoing development of the hydrocarbon miscible flood projects continue to be a focus for Pengrowth along with routine maintenance capital expenditures for facility upgrades. Similar infill drilling and miscible flood development occurred in the Swan Hills Unit No. 1.
In 2006, Pengrowth participated in numerous CBM wells in the Twining area of southern Alberta. This included a 63 well program operated by Pengrowth, with many of the wells coming on stream in February 2007.
Significant capital expenditure was made during 2006 in the east coast off-shore Sable Island project. One additional well was drilled at Alma and the central compression facility was completed and brought on stream in October.
Further development and optimization occurred in the Weyburn field in southeast Saskatchewan. A large infill drilling program was carried out in 2006 along with new pattern development in the CO2 miscible flood project area.
In 2006, Pengrowth participated at a 68 percent working interest in a deep foothills development well at Quirk Creek which encountered new pool reserves.
Various multi-well infill drilling programs were conducted during 2006 to increase production and maximize recoveries. In the heavy oil area, 10 horizontal infill wells were drilled at Bodo and 13 vertical infills were drilled in the Tangleflags SAGD project. Ongoing shallow gas development occurred with multi-well infill programs at Princess, Monogram, Tilley and Patricia. In the Dunvegan Gas Unit, another 12 infill wells were drilled.

Acquisitions and Divestitures
Pengrowth experienced its most active year ever in 2006 making significant strategic asset and corporate acquisitions. Pengrowth spent and acquired debt in the amount of $1,839.9 million adding 59.1 mmboe of Proved Reserves and 78.6 mmboe of Total Proved Plus Probable Reserves, net of some minor dispositions of scattered non-core properties.
In January 2006, Pengrowth divested some non-core assets, primarily in northeast British Columbia, to Monterey Exploration for cash and equity ownership. The sale resulted in a decrease of 2.8 mmboe of Total Proved Plus Probable Reserves.
In March 2006, Pengrowth acquired approximately 1.8 mmboe of Total Proved Plus Probable Reserves. Most significant of the assets acquired in this transaction was an additional 2.4% working interest in the Dunvegan Gas Unit No. 1. This increased Pengrowth’s ownership in the unit, which is Pengrowth’s oldest original asset, to 10.3737%.
In September 2006, Pengrowth completed the acquisition of the Carson Creek assets which consisted of an 87.5% working interest in the Carson Creek North Unit No. 1 and a 95.1% working interest in both the Carson Creek Unit No. 1 and Carson Creek Gas Plant. The Carson Creek assets are in close proximity to Pengrowth’s Judy Creek and Swan Hills focus area. The acquisition added 18.9 mmboe of Total Proved Plus Probable Reserves.
The Esprit Merger closed in October 2006 and resulted in a combined trust with a well diversified asset base. The Esprit Merger added 60.7 mmboe of Total Proved Plus Probable Reserves.
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
FD&A Costs — Pengrowth Company Interest Reserves

			Proforma —
			Pengrowth with CP
	Pengrowth		Properties

	Total	Proved plus	Total	Proved plus
Finding, Development & Acquisition Costs Excluding FDC	Proved	Probable	Proved	Probable

Exploration and Development Capital Expenditures (thousands)	$300,800	$300,800	$300,800	$300,800
Exploration and Development Reserve Additions including Revisions (mboe)	14,155	22,706	14,155	22,706

Finding and Development Cost ($/boe)	$21.25	$13.25	$21.25	$13.25

Net Acquisition Capital (thousands)(1)	$1,839,900	$1,839,900	$2,869,221	$2,869,221
Net Acquisition Reserve Additions (mboe)	59,051	78,602	110,222	143,744

Net Acquisition Cost ($/boe)	$31.16	$23.41	$26.03	$19.96

Total Capital Expenditures including Net Acquisitions (thousands)	$2,140,700	$2,140,700	$3,170,021	$3,170,021
Reserve Additions including Net Acquisitions (mboe)	73,206	101,307	124,377	166,450

Finding, Development and Acquisition Cost ($/boe)	$29.24	$21.13	$25.49	$19.04

			Proforma —
			Pengrowth with CP
	Pengrowth		Properties

	Total	Proved plus	Total	Proved plus
Finding, Development & Acquisition Costs Excluding FDC	Proved	Probable	Proved	Probable

Exploration and Development Capital Expenditures (thousands)	$300,800	$300,800	$300,800	$300,800
Exploration and Development Change in FDC (thousands)	$6,000	$93,100	$6,000	$93,100
Exploration and Development Capital including Change in FDC (thousands)	$306,800	$393,900	$306,800	$393,900
Exploration and Development Reserve Additions including Revisions (mboe)	14,155	22,706	14,155	22,706

Finding and Development Cost ($/boe)	$21.67	$17.35	$21.67	$17.35

Net Acquisition Capital (thousands)(1)	$1,839,900	$1,839,900	$2,869,221	$2,869,221
Net Acquisition FDC (thousands)	$101,600	$158,900	$216,919	$303,541
Net Acquisition Capital including FDC (thousands)	$1,941,500	$1,998,800	$3,086,140	$3,172,762
Net Acquisition Reserve Additions (mboe)	59,051	78,602	110,222	143,744

Net Acquisition Cost ($/boe)	$32.88	$25.43	$28.00	$22.07

Total Capital Expenditures including Net Acquisitions (thousands)	$2,140,700	$2,140,700	$3,170,021	$3,170,021
Total Change in FDC (thousands)	$107,600	$252,000	$222,919	$396,641
Total Capital including Change in FDC (thousands)	$2,248,300	$2,392,700	$3,392,940	$3,566,662
Reserve Additions including Net Acquisitions (mboe)	73,206	101,307	124,377	166,450

Finding, Development and Acquisition Cost including FDC ($/boe)	$30.71	$23.62	$27.28	$21.43

Note:

(1)	Includes all assumed debt and working capital deficiency from the Esprit Merger.

Other Oil and Gas Information
Oil and Gas Wells
As at December 31, 2006 Pengrowth had an interest in 7,181 gross (3,168 net) producing oil and natural gas wells and 1,634 gross (974 net) inactive wells.

	Producing		Non-producing

	Gross	Net	Gross	Net

Crude Oil Wells
Alberta	1,637	848	494	304
British Columbia	147	103	47	43
Saskatchewan	1,173	345	199	89
Nova Scotia	0	0	0	0
Natural Gas Wells
Alberta	3,934	1,672	541	287
British Columbia	128	73	34	30
Saskatchewan	56	47	91	50
Nova Scotia	19	1	0	0
Other(1)
Alberta	66	64	156	106
British Columbia	0	0	50	46
Nova Scotia	0	0	0	0
Saskatchewan	21	15	22	19

Total	7,181	3,168	1,634	974

Note:

(1)	Pengrowth cannot classify these wells as either oil or gas.
Properties with No Attributed Reserves
The following table sets forth the gross and net acres of unproved properties held by Pengrowth as at December 31, 2006 and the net area of unproved properties for which Pengrowth expects its rights to explore, develop and exploit to expire during the next year.
Pengrowth without CP Properties
Unproved Properties
as at December 31, 2006

	Gross	Net	Net Area to Expire During
Location	Acres	Acres	2007(1)

Alberta	715,788	448,884	65,199
British Columbia	298,248	132,248	8,287
Saskatchewan	115,058	94,746	9,197
Montana	3,520	3,520	0
Nova Scotia	157,960	12,381	0

Total	1,290,574	691,779	82,683

Note:

(1)	Excluding the CP Properties.

The following table sets forth the gross and net acres of unproved properties acquired pursuant to the CP Acquisition as at December 31, 2006 and the net area of unproved properties for which Pengrowth expects its acquired rights to explore, develop and exploit to expire during the next year.
CP Properties
Unproved Properties
as at December 31, 2006

			Net Area to
	Gross	Net	Expire During
Location	Acres	Acres	2007

Alberta	429,259	285,199	47,453
Saskatchewan	63,680	61,030	0
Other	0	0	0

Total	492,939	346,229	47,453

The expiring acreage is being evaluated and attempts will be made to continue the acreage based on current activity which is focused on exploitation of up-hole potential in existing wells.
Additional Information Concerning Abandonment & Reclamation Costs
The total future abandonment and reclamation costs are estimated by management based on Pengrowth’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred, considering various information including the annual reserves assessment and evaluation of Pengrowth’s properties from the independent reserve evaluators. GLJ’s estimate of downhole abandonment costs are included in their report and therefore in their estimate of future net revenue. All other abandonment and reclamation costs are not reflected in their estimate of future net revenue. Pengrowth anticipates incurring abandonment costs on a total of 5,171 net wells.
Pengrowth has estimated the net present value (discounted at 10 percent per annum) of its total asset retirement obligations to be $195 million as at December 31, 2006, based on a total future liability (inflated at two percent per annum) of $1,530 million. These costs are anticipated to be paid over 50 years with the majority of the costs incurred between 2035 and 2054.
The following tables summarize Pengrowth’s total asset retirement obligation:
Pengrowth without CP Properties
Asset Retirement Obligation

	2007	2008	2009	Remainder	Total
	($M)	($M)	($M)	($M)	($M)

Total Abandonment, Reclamation, Remediation & Dismantling	11,131	13,005	12,409	1,493,621	1,530,166

Discounted at 10%	10,613	11,273	9,779	163,267	194,932
CP Properties
Asset Retirement Obligation

	2007	2008	2009	Remainder	Total
	($M)	($M)	($M)	($M)	($M)

Total Abandonment, Reclamation, Remediation & Dismantling	5,769	5,674	6,002	655,234	672,679

Discounted at 10%	5,000	4,471	4,229	47,783	61,553

Pro Forma — Pengrowth with CP Properties
Asset Retirement Obligation

	2007	2008	2009	Remainder	Total
	($M)	($M)	($M)	($M)	($M)

Total Abandonment, Reclamation, Remediation & Dismantling	16,900	18,679	18,411	2,148,855	2,202,845

Discounted at 10%	15,613	15,744	14,008	211,050	256,485
Income Tax
Pengrowth does not anticipate the payment of any cash income taxes in the foreseeable future.
Costs Incurred
The following table outlines property acquisition, exploration and development costs incurred during the financial year ended December 31, 2006.

Amount
Nature of Cost	($MM)

Acquisition Costs(1)
Proved	1,334
Unproved	440
Exploration Costs	9
Development Costs	276

Total	2,059

Note:

(1)	Based on the values assigned to property, plant and equipment in the purchase price allocations for the Esprit Merger and the Carson Creek Acquisition.
Development Activities
The following table summarizes the results of development activities during the financial year ended December 31, 2006.

	Gross	Net
Development Wells
Gas	205	123.5
Oil	76	27.9
Service	5	4.2
Dry	12	7.3

Total Wells	298	162.9

Production Estimates
The following tables summarizes the average daily volume of production estimated by GLJ for the year ended December 31, 2006 for all properties held on December 31, 2006 using constant and forecast prices and costs, all of which will be produced in Canada. These estimates assume certain activities take place, such as the development of Undeveloped Reserves, and that there are no dispositions. Pengrowth estimates the 2007 production, after the divestment of approximately 7,700 boepd of the production in the first and second quarter of 2007, to be between 83,000 and 87,500 boepd.
Pengrowth (Excluding CP Properties)

	Total Proved	Total Proved Plus	Total Proved	Total Proved Plus
	Constant Prices and	Probable Constant	Forecast Prices and	Probable Forecast
	Costs	Prices and Costs	Costs	Prices and Costs

Light and Medium Crude (bblpd)	23,298	24,357	23,300	24,357
Heavy Oil (bblpd)	5,834	6,114	5,834	6,114
Natural Gas (mcfpd)	235,720	247,255	235,787	247,332
Natural Gas Liquids (bblpd)	8,480	8,837	8,479	8,836
Oil Equivalent (boepd)	76,899	80,518	76,911	80,530
Pengrowth (Including CP Properties)

	Total Proved	Total Proved Plus	Total Proved	Total Proved Plus
	Constant Prices and	Probable Constant	Forecast Prices and	Probable Forecast
	Costs	Prices and Costs	Costs	Prices and Costs

Light and Medium Crude (bblpd)	28,241	29,362	28,242	29,361
Heavy Oil (bblpd)	8,822	9,182	8,822	9,182
Natural Gas (mcfpd)	296,651	309,331	296,718	309,408
Natural Gas Liquids (bblpd)	9,716	10,087	9,716	10,087
Oil Equivalent (boepd)	96,221	100,186	96,223	100,198
Production History (Netback)
The following tables summarize, for each quarter of the Trust’s most recent financial year, certain information in respect of production, product prices received, royalties paid, operating expenses and resulting operating netbacks of Pengrowth:

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006

Light Crude Oil
Average Daily Oil Production(1) (bblpd)	21,262	20,342	20,651	25,000
Sales Price (net of hedging gains/losses) ($/bbl)	63.31	72.67	72.61	60.35
Processing and other income ($/bbl)	0.65	1.57	0.41	0.33
Royalties ($/bbl)	(7.23)	(11.27)	(12.19)	(11.65)
Amortization of injectants ($/bbl)	(4.17)	(4.61)	(4.61)	(4.08)
Production Costs(2) ($/bbl)	(11.17)	(12.44)	(13.46)	(18.16)
Operating Netback ($/bbl)	41.39	45.92	42.76	26.79

Heavy Oil
Average Daily Oil Production(1) (bblpd)	5,018	4,869	5,272	4,695
Sales Price (net of hedging gains/losses) ($/bbl)	29.18	50.07	51.47	37.61
Processing and other income ($/bbl)	0.38	0.16	0.38	0.80
Royalties ($/bbl)	(1.55)	(4.75)	(6.27)	(5.44)
Production Costs(2) ($/bbl)	(14.16)	(16.03)	(16.28)	(14.06)
Operating Netback ($/bbl)	13.85	29.45	29.30	18.91

NGLs
Average Daily NGL Production(1) (bblpd)	6,252	5,952	5,961	8,910
Sales Price (net of hedging gains/losses) ($/bbl)	58.23	58.92	60.76	52.69
Royalties ($/bbl)	(26.10)	(17.67)	(21.84)	(16.61)
Production Costs(2) ($/bbl)	(8.65)	(10.20)	(10.26)	(14.00)
Operating Netback ($/bbl)	23.48	31.05	28.66	22.08

Natural Gas
Average Daily Gas Production(1) (mcfpd)	157,876	150,976	158,757	234,050
Sales Price (net of hedging gains/losses) ($/mcf)	8.76	6.76	6.29	7.12
Processing and other income ($/mcf)	0.20	0.24	0.23	0.20
Royalties ($/mcf)	(2.54)	(0.93)	(1.34)	(1.41)
Production Costs(2) ($/mcf)	(1.63)	(1.75)	(1.47)	(1.99)
Operating Netback ($/mcf)	4.79	4.32	3.71	3.92

Barrels of Oil Equivalent Basis(3)
Average Daily Production(1) (boepd)	58,845	56,325	58,344	77,614
Sales Price (net of hedging gains/losses) ($/boe)	55.04	54.91	53.67	49.24
Processing and other income ($/boe)	0.78	1.21	0.82	0.77
Royalties ($/boe)	(12.34)	(8.84)	(10.77)	(10.23)
Amortization of injectants ($/boe)	(1.51)	(1.67)	(1.63)	(1.31)
Production Costs(2) ($/boe)	(10.53)	(11.67)	(11.27)	(14.30)
Operating Netback ($/boe)	31.44	33.94	30.82	24.17

Notes:

(1)	Before the deduction of royalties.

(2)	Includes transportation costs. Net of processing and other income.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

Production History (Production Type by Field)
Pengrowth’s average daily production of light and medium crude oil, heavy oil, natural gas and natural gas liquids of each field and in total for the year ended December 31, 2006 is set out in the following table:
Pengrowth Company Interest Production

	Light/ Medium
	Oil	Heavy Oil	Natural Gas Liquids	Natural Gas	Total
Field	(bblpd)	(bblpd)	(bblpd)	(mcfpd)	(boepd)

Judy Creek BHL Unit	7,298	—	1,432	5,300	9,613
Olds Gas Field Unit No. 1 (1)	—	—	119	4,000	786
Weyburn Unit	2,894	—	—	—	2,894
Swan Hills Unit No. 1	2,214	—	370	1,800	2,884
Carson Creek North BHL Unit No. 1 (1)	554	—	273	2,400	1,227
Sable Offshore Energy Project	—	—	1,628	28,800	6,428
Judy Creek West BHL Unit	1,002	—	144	—	1,146
Monogram Gas Unit	—	—	—	12,100	2,017
Dunvegan Gas Unit No. 1	13	—	456	8,000	1,802
Olds Non-Unit (1)	3	—	260	2,500	680
Tangleflags North EOR	—	1,615	—	100	1,632
Quirk Creek	—	—	183	4,200	883
East Bodo	—	651	—	300	701
Twining	330	—	215	7,200	1,745
McLeod River	9	—	223	6,800	1,365
Twining CBM	—	—	—	800	133
Kaybob Notikewin Unit No. 1	—	—	58	4,900	875
Blackstone (2)	—	—	—	1,600	267
Oak	814	—	18	1,500	1,082
Princess	—	—	—	6,300	1,050
Tilley Milk River Unit	—	—	—	3,600	600
Enchant	552	—	25	200	610
Other (2)	6,138	2,698	1,370	73,178	22,401

Total	21,821	4,964	6,774	175,578	62,821
Notes:

(1)	Acquired late in 2006. Production based on 3 months averaged over the year.

(2)	“Other” includes Pengrowth’s working and royalty interests in approximately 170 other properties.

Replacement of Properties
In the event that Pengrowth determines that the sale of any of its interests in properties, and the release of the royalty therefrom, would be in the best interest of the Unitholders, the Royalty Indenture permits it to make sales without the requirement of approval of the Unitholders, provided that the aggregate properties sold in any given year total less than 25 percent of the assets of Pengrowth, determined as at the date of disposition of the properties based upon an independent engineering appraisal. Any sale exceeding this threshold must be approved by an extraordinary resolution of the Unitholders.
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
In 2006, Pengrowth continued its policy of maintaining a conservative capital structure, capitalizing on opportunities to issue new debt and equity when appropriate while maintaining a stable level of per Trust Unit distributions to unit holders. At year end 2006, Pengrowth was in a strong financial position, with a net debt (excluding the outstanding Esprit Debentures) to total book capitalization ratio of 0.20. Pengrowth has $950 million in a committed credit facility maturing June 16, 2009, which was reduced by drawings of $257 million and $18 million in letters of credit outstanding at year end. In addition, Pengrowth has a $35 million demand operating line of credit. Pengrowth is well positioned to fund its 2007 development program and to take advantage of acquisition opportunities as they arise. At March 26, 2007, Pengrowth had drawn $694 million from its credit facilities.
TRUST UNITS
The Trust Indenture
The Trust Units, along with the Class A Trust Units, are issued under the terms of the Trust Indenture. A maximum of 500,000,000 Trust Units and Class A Trust Units, in the aggregate, may be created and issued pursuant to the Trust Indenture, of which 244,733,284 Trust Units and 1,888 Class A Trust Units are issued and outstanding as at March 27, 2007. Each Trust Unit and Class A Trust Unit represents a fractional undivided beneficial interest in the Trust.
The Trust Indenture, among other things, provides for the establishment of the Trust, the issue of Trust Units and Class A Trust Units, the permitted investments of the Trust, the procedures respecting distributions to Unitholders, the appointment and removal of Computershare as trustee, Computershare’s authority and restrictions thereon, the calling of meetings of Unitholders, the conduct of business at such meetings, notice provisions, the form of trust unit certificates and the termination of the Trust. The Trust Indenture may be amended from time to time. Most amendments to the Trust Indenture, including the early termination of the Trust and the sale or transfer of the property of Trust as an entirety or substantially as an entirety, require approval by an extraordinary resolution of the Unitholders. An extraordinary resolution of the Unitholders requires the approval of not less than 66 2/3% of the votes cast at a meeting of Unitholders held in accordance with the Trust Indenture at which two or more holders of at least five percent of the aggregate number of Trust Units and Class A Trust Units then outstanding are represented. Computershare, as trustee, is permitted to amend the Trust Indenture without the consent or approval of the Unitholders for certain purposes, including: (i) ensuring that the Trust complies with applicable laws or government requirements, including satisfaction of certain provisions of the Tax Act; (ii) ensuring that additional protection is provided for the interests of Unitholders as Computershare may consider expedient; and (iii) making typographical or other non-substantive changes that are not adverse to the interests of Computershare and the Unitholders.
The Trust is an energy investment trust formed under the laws of the Province of Alberta which offers and sells its trust units to the public. The trust units are not “deposits” within the meaning of the Canadian Deposit Insurance Corporation Act (Canada) (“CDIC Act”) and are not insured under the provisions of the CDIC Act or any other legislation. Furthermore, the trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on business of a trust company.
The Trustee
Computershare, as trustee, is generally empowered by the Trust Indenture to exercise any and all rights and powers that could be exercised by the beneficial owner of the assets of the Trust. Computershare’s specific responsibilities include, but are not limited to, the following: (i) reviewing and accepting subscriptions for Trust Units and Class A Trust Units and issuing Trust Units and Class A Trust Units subscribed for; (ii) subscribing for Royalty Units; (iii) issuing Trust Units in exchange for Royalty Units tendered to it for exchange; and (iv) maintaining records and providing timely reports to Unitholders. Computershare is authorized to delegate its powers and duties as trustee except as prohibited by law.
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
Computershare, as trustee, shall be reappointed or replaced every two years as may be determined by a majority of the votes cast at an annual meeting of the Unitholders. Computershare may resign upon 60 days notice to the Corporation. Computershare may be removed by extraordinary resolution of the Unitholders or by the Corporation in certain specific circumstances. Such resignation or removal shall become effective upon the acceptance of appointment by a successor.
Stock Exchange Listings
The outstanding Trust Units are listed and posted for trading on the NYSE under the symbol “PGH” and on the TSX under the symbol “PGF.UN”. The Class A Trust Units are not listed or posted for trading on the facilities of any stock exchange and are not transferable.
Ownership Restrictions
There are no restrictions on the ownership of the Trust Units. The Class A Trust Units may only be held by individuals, corporations or other entities that are not “non-residents” of Canada as that term is defined in the Tax Act.
Redemption Right
The Trust Units and Class A Trust Units are redeemable by Computershare, as trustee, on demand by a Unitholder, when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption, at a redemption price equal to the lesser of: (i) 95 percent of the average closing price of the Trust Units on the market designated by the Board of Directors for the ten days after the Trust Units or Class A Trust Units are surrendered for redemption and (ii) the closing price of the

Trust Units on such market on the date the Trust Units or Class A Trust Units are surrendered for redemption. The redemption right permits Unitholders to redeem Trust Units and Class A Trust Units for maximum proceeds of $25,000 in any calendar month provided that such limitation may be waived at the discretion of the Board of Directors. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of Royalty Units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the Trust Units or Class A Trust Units are to be redeemed. The price of Trust Units and Class A Trust Units, as applicable, for redemption purposes is based upon the closing trading price of the Trust Units irrespective of whether the units being redeemed are Trust Units or Class A Trust Units.
Conversion Rights
There are no conversion rights attached to the Trust Units. The Class A Trust Units may be converted into Trust Units on a one for one basis at any time upon demand by the holder thereof.
Voting at Meetings of Unitholders
Meetings of Unitholders may be called on 21 days notice and may be called at any time by Computershare, as trustee, or upon written request of Unitholders holding in the aggregate not less than five percent of the aggregate number of Trust Units and Class A Trust Units then outstanding, and shall be called by Computershare and held annually. All activities necessary to organize any such meeting will be undertaken by the Corporation on behalf of Computershare. At all meetings of the Unitholders each holder is entitled to one vote in respect of each Trust Unit or Class A Trust Unit held. Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy holder need not be a Unitholder. Two persons present in person either holding personally or representing as proxies at least five percent of the aggregate number of Trust Units and Class A Trust Units then outstanding constitute a quorum for the transaction of business at all such meetings. Except as otherwise provided in the Trust Indenture, matters requiring the approval of the Unitholders must be approved by extraordinary resolution.
Unitholders are entitled to pass resolutions that will bind Computershare, as trustee, with respect to a limited list of matters, including but, not limited to, the following: (i) the removal or appointment of Computershare as trustee; (ii) the removal or appointment of the auditor of the Trust; (iii) the amendment of the Trust Indenture; (iv) the approval of subdivisions or consolidations of Trust Units or Class A Trust Units; (v) the sale of the assets of the Trust an entirety or substantially as an entirety; and (vi) the termination of the Trust.
Unitholders can also consider the appointment of an inspector to investigate whether Computershare has performed its duties arising under the Trust Indenture. Such an inspector shall be appointed if a resolution approving the appointment of such inspector is passed by a majority of the votes duly cast at a meeting held for that purpose.
Voting at Meetings of Corporation
Pursuant to the Trust Indenture, the Unitholders are not permitted to vote directly at meetings of the holders of Common Shares and Royalty Units. However, in accordance with the Trust Indenture, Computershare, as trustee, is required to vote such Common Shares or Royalty Units held in trust for the Unitholders in accordance with, and subject to, the direction of such Unitholders. Computershare, as trustee, may not vote any such shares or Royalty Units without first seeking such direction.
Termination of the Trust
The Unitholders may vote to terminate the Trust at any meeting of such holders, subject to the following:

•	a vote may be held only if: (i) requested in writing by the holders of not less than 25% of the Trust Units and Class A Trust Units, in the aggregate; or (ii) if the Trust Units and the Class A Trust Units have become ineligible for investment by RRSPs, RRIFs, RESPs and DPSPs;

•	the termination must be approved by extraordinary resolution of the Unitholders; and

•	a quorum representing five percent of the issued and outstanding Trust Units and Class A Trust Units, in the aggregate, must be present or represented by proxy at the meeting at which the vote is taken.
If the termination is approved, Computershare, as trustee, will sell the assets of the Trust, discharge all known liabilities and obligations, and distribute the remaining assets to the Unitholders. Computershare will distribute directly to the Unitholders any assets which Computershare is unable to sell by the date set for termination.
Unitholder Limited Liability
The Trust Indenture provides that no Unitholder will be subject to any personal liability in connection with the Trust or its obligations and affairs, and the satisfaction of claims of any nature arising out of or in connection therewith is only to be made out of the Trust’s assets. Additionally, the Trust Indenture states that no Unitholder is liable to indemnify or reimburse Computershare for any liabilities incurred by Computershare with respect to any taxes payable by or liabilities incurred by the Trust or Computershare, and all such liabilities will be enforceable only against, and will be satisfied only out of the Trust’s assets. It is intended that the operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust. Legislation has been enacted in Alberta which reduces the risk to Unitholders from the legal uncertainties regarding the potential liability of Unitholders.
THE ROYALTY INDENTURE
Royalty Units
Royalty units are issued under the terms of the Royalty Indenture dated July 27, 2006 among the Corporation and Computershare. A maximum of 500,000,000 Royalty Units can be created and issued pursuant to the Royalty Indenture, of which 125,951,235 Royalty Units were issued and outstanding as at March 27, 2007. The Royalty Units represent fractional undivided interests in the royalty created by the Corporation in favour of holders of the Royalty Units, consisting of a 99 percent share of “royalty income”.
The Royalty Indenture, among other things, provides for the grant of the royalty, the issue of Royalty Units, the imposition on, and acceptance by the Corporation of, certain obligations and business restrictions, the calling of meetings of Royalty Unitholders, the conduct of business thereat, notice provisions, the appointment and removal of the trustee, and the establishment and use of the “reserve” as discussed below.
The Royalty Indenture may be amended or varied only by extraordinary resolution of the holders of Royalty Units, or by the Corporation and Computershare, as trustee, for certain specifically defined purposes so long as, in the opinion of Computershare, the Royalty Unitholders and the holders of Royalty Units are not prejudiced as a result.
The Royalty
The royalty consists of a 99 percent share of “royalty income”. Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of “royalty income” and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2006 and 2005, this Residual Interest, as computed, did not result in any income being retained by the Corporation. The Royalty Indenture provides that “royalty income” means the aggregate of any special distributions and gross revenue less, without duplication, the aggregate of the following amounts:
•	operating costs and capital expenditures;

•	general and administrative costs;

•	management fees and debt service charges;

•	taxes or other charges payable by the Corporation; and

•	any amounts paid into the “reserve”.
Gross revenues generally consist of cash proceeds from the sale of petroleum substances produced from the properties of the Corporation and all other money and things of value received by or incurring to the Corporation by virtue of its legal and beneficial ownership of the properties, but not including processing, transportation, gathering, storage or treatment revenues, proceeds from the sale of properties or amounts received by the Corporation in connection with the borrowing of funds. Special distributions essentially consist of proceeds from the sale of properties that the Corporation is unable to reinvest in suitable replacement properties.
The “reserve” is established by the Corporation with miscellaneous revenues (such as processing and transportation revenues) and allowable portions of gross revenue, and must be used to fund the payment of operating costs, capital expenditures, future abandonments, environmental and reclamation costs, general and administrative costs, royalty income, management fees and debt service charges. Any amounts remaining in the reserve when there are no longer any properties that are subject to the royalty, and all of the above obligations have been satisfied, are to be paid to the holders of Royalty Units in proportion to their respective interests.
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
To date, the Corporation has not incurred income taxes but is subject to the Saskatchewan resource surcharge. Any taxes payable by the Corporation will reduce royalty income, and thus the distributions received by Unitholders and holders of Royalty Units.
The Trustee
Computershare is the trustee for holders of Royalty Units under the Royalty Indenture and will remain the trustee thereunder unless it resigns or is removed by Unitholders. Computershare or its successor may resign on 60 days prior notice to the Corporation, and may be removed by extraordinary resolution of the Unitholders and Royalty Unitholders collectively. Computershare’s successor must be approved in the same manner.
Computershare, in accordance with its power to delegate under the Trust Indenture, has appointed the Corporation as the administrator of the Trust to assume those functions of the trustee which are largely discretionary pursuant to the Royalty Indenture, subject to the powers and duties of the Manager pursuant to the management agreement.
EXCHANGEABLE SHARES
At the shareholders’ meeting and Royalty Unitholders’ meeting conducted on April 22, 2004, amendments to the Unanimous Shareholder Agreement were approved to facilitate the issuance of exchangeable shares. The amendments approved will give the Board of Directors greater flexibility to issue a series of exchangeable shares of the Corporation which could meet the Corporation’s objectives of creating a security that is economically similar to Trust Units, marketable in Canada, the United States and internationally, with favourable income tax consequences in the offered jurisdictions and that can be issued by the Trust without exceeding the residency restrictions under the mutual fund trust requirements of the Tax Act. Among other things, exchangeable shares may provide a valuable alternative source of equity to the Corporation to finance ongoing capital commitments of the Corporation, new acquisitions and for other general corporate purposes. The exchangeable shares will be securities of the Corporation that have rights upon a liquidation, wind-up or dissolution of the Corporation (a “Liquidation Event”) that are economically similar to the rights of Unitholders under the Trust Indenture and Royalty Indenture, except in relation to assets other than Royalty Units that may be held by the Trust and the impact of general claims against the Corporation. As a result of the amendments approved, exchangeable shares will have the same rights as the rights of the holders of Common Shares of the Corporation to vote, to dividends or to share splits in lieu of dividends and to the assets of the Corporation upon the occurrence of a Liquidation Event.
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
No exchangeable shares are currently issued or outstanding.

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
Actual distributions paid or declared per Trust Unit for each quarter for the preceding five fiscal years were as follows:
ACTUAL DISTRIBUTIONS PAID OR DECLARED PER TRUST UNIT

	(Canadian $)
	2006	2005	2004	2003	2002	2001

First Quarter	0.75	0.69	0.63	0.75	0.41	1.14
Second Quarter	0.75	0.69	0.64	0.67	0.54	0.83
Third Quarter	0.75	0.69	0.67	0.63	0.52	0.63
Fourth Quarter	0.75	0.75	0.69	0.63	0.60	0.41

Total	$3.00	$2.82	$2.63	$2.68	$2.07	$3.01

Taxable Income	$2.40	$2.22	$1.43	$1.47	$0.43	$1.80
Taxable Percentage	80.0%	80.0%	55.3%	55.2%	22.0%	51.4%

For Canadian residents, amounts which are treated as a return of capital generally are not required to be included in a Unitholder’s income but such amounts will reduce the adjusted cost base to the Unitholder of the Trust Units.
At the special meeting of the Royalty Unitholders held on April 23, 2002, the Royalty Unitholders approved the amendment of the Royalty Indenture to permit the Board of Directors to establish a holdback, within the Corporation, of up to 20 percent of its gross revenue if the Board of Directors determines that it would be advisable to do so in accordance with prudent business practices to provide for the payment of future capital expenditures or for the payment of royalty income in any future period. Subsequent to this Royalty Unitholder action, the Board of Directors authorized the establishment of a holdback to fund future capital obligations and future payments of royalty income to the Trust while providing a measure of stability to the monthly distribution amount.
TRUST TAXATION
On October 31, 2006, the Minister of Finance (Canada) announced the October 31 Proposals which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts and their Unitholders. The October 31 Proposals will apply to a SIFT trust (as hereinafter defined) and will apply a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust Unitholders.
The October 31 Proposals permit “normal growth” for SIFT trusts throughout the transitional period between October 31, 2006 and December 31, 2010. However, “undue expansion” of a SIFT trust could cause the transitional relief to be revisited and the October 31 Proposals could be effective at a date earlier than January 1, 2011.
On November 6, 2006, Pengrowth requested a “comfort letter” from the Department of Finance (Canada) seeking clarification on whether the CP Acquisition would constitute an “undue expansion” of Pengrowth and thus potentially reduce the four year grandfathering period with respect to the application of the October 31

Proposals. On November 10, 2006, Pengrowth received a response from the Department of Finance (Canada) (the “comfort letter”) that stated, subject to certain reasonable and customary qualifications, that based upon the advanced state of the CP Acquisition as at October 31, 2006, including the payment by Pengrowth of an “exclusivity fee”, the CP Acquisition would not be considered outside the scope of normal growth and thus the October 31 Proposals would not apply to Pengrowth and its unitholders earlier than 2011 solely as a result of the CP Acquisition and related financing transactions.
On December 21, 2006, the Department of Finance (Canada) released draft legislation to implement the October 31 Proposals discussed above. On March 27, 2007, Finance tabled a Notice of Ways and Means Motion in the House of Commons, which included the October 31 Proposals. The March 27, 2007 Notice of Ways and Means Motion was included in Bill C-52, which received first reading on March 29, 2007.
If the October 31 Proposals are enacted, it is expected that Pengrowth will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Pengrowth will not be subject to the October 31 Proposals until January 1, 2011.
Under the existing provisions of the Tax Act, Pengrowth can generally deduct in computing its income for a taxation year any amount of income that it distributes to Unitholders in the year and, on that basis, Pengrowth is generally not liable for any material amount of tax.
Pursuant to the October 31 Proposals, commencing January 1, 2011, (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), the Trust will not be able to deduct certain portions of its distributed income (referred to as specified income). The Trust will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5 percent.
Pengrowth may lose the benefit of the four year grandfathering period if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010.
Unused portions may be carried forward until December 31, 2010. It is anticipated that the issuance of 24,265,000 trust units on December 8, 2006 for gross proceeds of $461 million will constitute a portion of the 40 percent normal growth limit for the period ending on December 31, 2007.
Pursuant to the draft legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. If the October 31 Proposals are implemented, the Trust would be required to recognize, on a prospective basis, future income taxes on temporary differences in Trust.
If the October 31 Proposals are implemented, it is expected that the imposition of tax at the trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to unitholders.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
On October 31, 2006, the federal Minister of Finance (“Finance”) announced new proposals (the “October 31 Proposals”) that, if enacted, would change the manner in which certain flow-through entities, referred to as “specified investment flow-through” entities or “SIFTs”, and the distributions from such entities are taxed. In their current form, the October 31 Proposals will not apply to SIFTs that were publicly traded on October 31, 2006 (“Grandfathered SIFTs”) until January 1, 2011. However, the October 31 Proposals indicate that any

“undue expansion” of a Grandfathered SIFT between October 31, 2006 and January 1, 2011 (the “Interim Period”), may cause the application of the October 31 Proposals to the Grandfathered SIFT to occur before January 1, 2011.
Following the October 31, 2006 announcement, Finance issued a press release on December 15, 2006 wherein it provided guidelines (the “Normal Growth Guidelines”) as to what would be considered “normal growth” as opposed to “undue expansion”. On December 21, 2006, Finance also released draft legislation to implement the October 31 Proposals (the “Draft Legislation”). On March 27, 2007, Finance tabled a Notice of Ways and Means Motion in the House of Commons, which included the October 31 Proposals. The March 27, 2007 Notice of Ways and Means Motion was included in Bill C-52, which received first reading on March 29, 2007.
Provided that the Trust is not considered to have undergone an “undue expansion” during the Interim Period, as set out in the Normal Growth Guidelines, the Draft Legislation, if enacted in its current form, will change the manner in which the Trust and its distributions are taxed beginning January 1, 2011. More specifically, the Trust will be subject to entity level taxation, which will reduce the amount of cash available for distribution to the Unitholders. Based on the proposed rate of entity level taxation, the tax rate on certain income distributed by the Trust to its Unitholders would approximate the tax rate applicable to a taxable Canadian corporation. Based on information released by Finance in conjunction with the October 31 Proposals, the proposed rate in 2011 will be 31.5% which is comprised of 18.5% federal tax and 13% tax rate on account of provincial tax.
Distributions of the Trust’s income received by Unitholders beginning January 1, 2011 will be characterized as taxable dividends received from a taxable Canadian corporation and for a person resident in Canada, the taxable dividends will also qualify as eligible dividends.
The Normal Growth Guidelines indicate that no change will be recommended to the 2011 date in respect of any SIFT whose equity capital grows as a result of issuances of new equity (which includes trust units, debt that is convertible into trust units, and potentially other substitutes for such equity), before 2011, by an amount that does not exceed the greater of $50 million and an objective “safe harbour” amount based on a percentage of the SIFT’s market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT’s issued and outstanding publicly-traded units, not including debt, options or other interests that were convertible into units of the SIFT). For the period from November 1, 2006 to the end of 2007, the Normal Growth Guidelines provide that a SIFT’s safe harbour will be 40% of the October 31, 2006 benchmark. However, under the October 31 Proposals, in the event that the Trust issues additional Trust Units or convertible debentures (or other equity substitutes) on or before 2011, the Trust may become subject to the October 31 Proposals prior to 2011. No assurance can be provided that the October 31 Proposals will not apply to the Trust prior to 2011. Loss of this status may result in material adverse tax consequences for the Trust and its Unitholders. However, it is assumed, for the purposes of this summary, that the Trust will not be subject to the October 31 Proposals until January 1, 2011.
Assuming that the October 31 Proposals are enacted in accordance with the Draft Legislation, the implementation of such proposals would be expected to result in material and adverse tax consequences to the Trust and its Unitholders (most particularly investors that are tax exempt or non-residents of Canada). In simplified terms, the principal Canadian federal income tax considerations arising from the October 31 Proposals are as follows:
Status of the Trust
It is expected that the Trust will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Provided that the Trust is not considered to have undergone an “undue expansion” during the Interim Period, it is expected that the Trust will not be subject to the October 31 Proposals until January 1, 2011.

Taxation of the Trust
Under the existing provisions of the Tax Act, the Trust can generally deduct in computing its income for a taxation year any amount of the income that it distributes to Unitholders in the year and, on that basis, the Trust is generally not liable for any material amount of tax.
Pursuant to the October 31 Proposals, commencing January 1, 2011 (subject to the adherence to the Normal Growth Guidelines), the Trust will not be able to deduct certain of its distributed income (referred to herein as “specified income”). The Trust will become subject to a distribution tax on such specified income at a special rate estimated to be 31.5%, being a rate of tax equivalent to the general federal corporate income tax rate of 18.5% (such rate may be greater if the Trust does not meet the qualification regarding “undue expansion” and thus does not qualify for the full four year grandfathering period prior to 2011) and an additional income tax of 13% on account of provincial taxes. The October 31 Proposals characterize specified income to include: (i) income (other than dividends that the Trust could, if it were a corporation, deduct under the Tax Act) from the Trust’s non-portfolio properties; and (ii) taxable capital gains from the Trust’s dispositions of non-portfolio properties.
Pursuant to the October 31 Proposals, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital.
Taxation of Unitholders Resident in Canada
Under the existing provisions of the Tax Act, a Unitholder that is a resident of Canada for purposes of the Tax Act is generally required to include in computing income for a particular taxation year that portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year and such income to the Unitholder will generally be considered to be ordinary income from property.
Pursuant to the October 31 Proposals, amounts in respect of the Trust’s income payable to Unitholders that is not deductible by the Trust will be treated as a taxable dividend from a taxable Canadian corporation. Dividends received or deemed to be received by an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the proposed enhanced gross-up and dividend tax credit rules under the Tax Act (and proposed amendments thereto) normally applicable to dividends received from taxable Canadian corporations. Dividends received or deemed to be received by a holder that is a corporation will generally be deductible in computing the corporation’s taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income. Unitholders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act (referred to herein as “Exempt Plans”) will generally continue not to be liable for tax in respect of any distributions received from the Trust. Although the October 31 Proposals will not increase the tax payable by Exempt Plans in respect of dividends deemed to be received from the Trust, it is expected that the imposition of tax at the Trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to Unitholders.
Returns of capital are, and will be under the October 31 Proposals, generally tax deferred for Unitholders who are resident in Canada for purposes of the Tax Act and will reduce such Unitholder’s adjusted cost base in the Trust Units for purposes of the Tax Act.
Taxation of Unitholders who are Non-Residents of Canada (“Non-Resident Unitholders”)
Under the existing provisions of the Tax Act, any distribution of income by the Trust to a Non-Resident Unitholder will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-United States Tax Convention, 1980 (the “Canada-US Convention”), will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.
Pursuant to the October 31 Proposals, amounts in respect of the Trust’s income payable to Non-Resident Unitholders that are not deductible to the Trust will be treated as a taxable dividend from a taxable Canadian corporation. Such dividends will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend. Although the October 31 Proposals may not increase the tax payable by Non-Resident Unitholders in respect of dividends deemed to be paid by the Trust, it is expected that the imposition of tax at the Trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to Unitholders.
Returns of capital to a Unitholder who is not a resident of Canada for purposes of the Tax Act or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act are, and will be under the October 31 Proposals, subject to a 15% Canadian withholding tax.
Subject to certain limitations set forth in the United States Internal Revenue Code of 1986, as amended, United States holders (as such term is defined in the Prospectus) may elect to claim a foreign tax credit against their United States federal income tax liability for net Canadian income tax withheld from distributions received in respect of Trust Units that is not refundable to the United States holder and for any Canadian income taxes paid by us. The October 31 Proposals will apply a tax at the trust level on distributions of certain income from a SIFT trust. It is unclear whether this tax will constitute an income tax or a tax imposed “in lieu” thereof for purposes of the foreign tax credit rules; if it does not constitute such a tax it will not be creditable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For taxable years beginning after December 31, 2006, the portion of our distributions with respect to Trust Units that represents income for United States federal income tax purposes will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States holder. If the tax at the trust level on distributions of certain income from a SIFT trust constitutes a creditable tax, the portion of such distributions that represents income for United States federal income tax purposes likely would be “general category income” for purposes of computing the foreign tax credit allowable to a United States holder. The rules and limitations relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. United States persons that do not elect to claim foreign tax credits may instead claim a deduction for their share of Canadian income taxes paid by us or withheld from distributions by us. This Annual Information Form may not describe the United States tax consequences of the purchase, holding or disposition of the Trust Units fully. Non-Resident Unitholders should obtain independent tax advice as necessary.
If enacted, the October 31 Proposals will likely have a material and adverse impact on the Trust and its Unitholders. In the absence of final legislation implementing the October 31 Proposals, the implications of the October 31 Proposals are difficult to fully evaluate and no assurance can be provided as to the extent and timing of their application to the Trust and its Unitholders. Prospective Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances including the impact of the October 31 Proposals on the Trust and Unitholders. See “Risk Factors — The October 31 Proposals, if enacted, are expected to materially and adversely affect the Trust, the Unitholders and the value of the Trust Units.”

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of certain United States federal income tax consequences of the ownership and disposition of Trust Units. This discussion is based on the Code, administrative pronouncements, judicial decisions, existing and proposed Treasury regulations, and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in United States federal income tax consequences to a Unitholder that are materially different from those described below. No rulings from the United States Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below.
The following discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to a United States holder (as defined below) in light of such Unitholder’s particular circumstances and only addresses Unitholders who hold Trust Units as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the United States federal income tax considerations applicable to Unitholders subject to special rules, such as persons that are not United States holders, certain financial institutions, real estate investment trusts, regulated investment companies, insurance companies, persons subject to the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting, dealers in securities or currencies, persons holding notes in connection with a hedging transaction, “straddle,” conversion transaction or a synthetic security or other integrated transaction and Unitholders whose “functional currency” is not the United States dollar. In addition, except as otherwise indicated, this discussion does not include any description of any estate and gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable.
As used herein, the term “United States holder” means a beneficial owner of a Trust Unit that is (i) an individual citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation without regard to the source or (iv) a trust if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
If a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holds our Trust Units, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holding our Trust Units should consult its own tax advisors.
UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.
Classification of Pengrowth Energy Trust as a Partnership
We have elected under applicable Treasury Regulations to be treated as a partnership for United States federal income tax purposes. Although there is no plan or intention to do so, we have the right to elect under applicable Treasury Regulations to be treated as a corporation for United States federal income tax purposes, if such election was determined to be beneficial.
A partnership generally is not treated as a taxable entity and incurs no United States federal income tax liability. Instead, as discussed below, each partner in an entity treated as a partnership for tax purposes is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his United States federal income tax liability, regardless of whether cash or other distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner’s adjusted basis in his partnership interest (see “United States Federal Income Tax Considerations — Tax Consequences of Trust Unit Ownership — Assuming Classification as a Partnership”). Each Unitholder will be treated as a partner in the Trust for United States federal income tax purposes.
Section 7704 of the Code provides that publicly-traded partnerships such as the Trust will, as a general rule, be taxed as corporations. However, an exception (the “Qualifying Income Exception”) exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes interest (from other than a financial business), dividends, rents from real property, oil and gas royalty income, gains from the sale of oil and gas properties, and gains derived from the exploration, development, mining or production, processing, refining, transportation or the marketing of oil and gas. Royalty income received by the Trust from Pengrowth should be treated as qualifying income. The Trust believes that less than 10 percent of its income for the current year will not be qualifying income and that it has met the qualifying income exception since it first elected to be treated as a partnership for United States federal income tax purposes in 1997. The Trust expects that it will continue to meet the qualifying income exception in 2007 and thereafter. No assurance can be given that the qualifying income exception will in fact be met.
Possible Classification as a Corporation; PFIC Rules
If we fail to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which we fail to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to our owners in liquidation of their interests in us. That deemed transfer and liquidation would likely be taxable to United States holders. Thereafter, we would be treated as a corporation for federal income tax purposes. United States holders would be required to file IRS Form 926 to report the deemed transfer and any other transfers made to the Trust while it is treated as a corporation.
If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would not be passed through to United States holders. Instead, United States holders would be taxed upon the receipt of distributions, either pursuant to the passive foreign investment company (“PFIC”) rules discussed below or, if those rules are not applicable (or if the United States holder makes certain elections pursuant to those rules), as either taxable dividend income (to the extent of our current or accumulated earnings and profits calculated by reference to our tax basis in our assets without regard to the price paid for Trust Units by subsequent United States holders) or (in the absence of earnings and profits) a nontaxable return of capital (to the extent of the United States holder’s tax basis in his Trust Units) or taxable capital gain (after the United States holder’s tax basis in the Trust Units is reduced to zero). If we were treated as a corporation, it is possible that we would be considered a PFIC, in which case special rules (discussed below), potentially quite adverse to United States holders, would apply.
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

The Trust currently believes that, if classified as a corporation, it would not be a PFIC. PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually. Therefore, no assurance can be given that the Trust, if it were a corporation, would not be now, and would not be in the future, a PFIC.
If we were classified as a PFIC, for any year during which a United States holder owns Trust Units, the United States holder will generally be subject to special rules (regardless of whether we continue to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by the United States holder on Trust Units in a taxable year that is greater than 125 percent of the average annual distributions received by the United States holder in the three preceding taxable years or, if shorter, the United States holder’s holding period for the Trust Units) and (2) any gain realized upon the sale or other disposition of Trust Units. Under these rules:
•	the excess distribution or gain will be allocated ratably over the United States holder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years in the United States holder’s holding period will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.
A United States holder would also generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any direct or indirect subsidiary of the Trust that is also a PFIC.
Certain elections may be available to a United States holder if we were classified as a PFIC. We will provide United States holders with information concerning the potential availability of such elections if it determines that it is or will become a PFIC.
The discussion below is based on the assumption that we will be treated as a partnership for United States federal income tax purposes.
Tax Consequences of Trust Unit Ownership
Flow-through of Taxable Income
Each United States holder will be required to report on its income tax return its allocable share (based on the percentage of Trust Units owned by that United States holder) of our income, gains, losses and deductions for the taxable year of the Trust ending with or within the taxable year of the United States holder without regard to whether corresponding cash distributions are received by such United States holder. Consequently, a United States holder may be allocated income from the Trust even if he has not received a cash distribution from us.
We intend to make available to each United States holder, within 75 days after the close of each calendar year, a Substitute Schedule K-1 containing his share of our income, gain, loss and deduction for the preceding Trust taxable year.
We treat the Royalty between us and Pengrowth as a royalty interest for all legal purposes, including United States federal income tax purposes. The Royalty Indenture in some respects differs from more conventional “net profits” interests as to which the courts and the IRS have ruled, and as a result the propriety of such treatment is not free from doubt. It is possible that the IRS could contend, for example, that the Trust should be considered to have a working interest in the properties of Pengrowth. If the IRS were successful in making such a contention, the United States federal income tax consequences to United States holders could be different, perhaps materially worse, than indicated in the discussion herein, which generally assumes that the Royalty Indenture will be respected as a royalty.
Treatment of Distributions
Distributions by us to a United States holder generally will not be taxable to the United States holder for federal income tax purposes to the extent of its tax basis in its Trust Units immediately before the distribution. Cash distributions in excess of a United States holder’s tax basis generally will be considered to be gain from the sale or exchange of the Trust Units, taxable in accordance with the rules described under “—Disposition of Trust Units” below.
Basis of Trust Units
A United States holder’s initial tax basis for its Trust Units will be the amount paid for the Trust Units. That basis will be increased by its share of our income and decreased (but not below zero) by distributions to it from us, by the United States holder’s share of our losses and deductions, and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. See “—United States Federal Income Tax Considerations — Disposition of Trust Units — Recognition of Gain or Loss.”
Limitations on Deductibility of Losses
There are limitations on the ability of a United States holder to deduct any Trust losses under the basis limitation rules, the at-risk rules and the passive loss rules. Special passive loss rules apply to a publicly traded partnership such as the Trust.
It is not anticipated that we will generate losses. Nevertheless, should losses result, United States holders must consult their own tax advisors as to the applicability to them of such loss limitations.
Limitations on Interest Deductions
The deductibility of a non-corporate taxpayer’s “investment interest expenses” is generally limited to the amount of such taxpayer’s “net investment income.” Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment and (ii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a United States holder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or own Trust Units. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.
Foreign Tax Credits
Subject to certain limitations set forth in the Code, United States holders may elect to claim a credit against their United States federal income tax liability for net Canadian income tax withheld from distributions received in respect of the Trust Units that is not refundable to the United States holder. United States holders will also be entitled to claim a foreign tax credit for any Canadian income taxes paid by us. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For taxable years beginning after December 31, 2006, distributions will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States holder. The October 31

Proposals, if enacted, would apply a tax at the trust level on distributions of certain income from a SIFT trust. It is unclear whether this tax will constitute an income tax or a tax imposed “in lieu” thereof for purposes of the foreign tax credit rules; if it does not constitute such a tax it will not be creditable. The rules and limitations relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. United States persons that do not elect to claim foreign tax credits may instead claim a deduction for their share of Canadian income taxes paid by us or withheld from distributions by us.
Tax Treatment of Trust Operations
Accounting Method and Taxable Year
We use the year ending December 31 as its taxable year and have adopted the accrual method of accounting for United States federal income tax purposes.
Depletion
Under the Code, a United States holder may deduct in its United States federal income tax return a cost depletion allowance with respect to the royalty units issued by Pengrowth to the Trust. United States holders must compute their own depletion allowance and maintain records of the adjusted basis of the royalty units for depletion and other purposes. We, however, intend to furnish each United States holder with information relating to this computation.
Cost depletion is calculated by dividing the adjusted basis of a property by the total number of units of oil or gas expected to be recoverable therefrom and then multiplying the quotient by the number of units of oil and gas sold during the year. Cost depletion, in the aggregate, cannot exceed the initial adjusted basis of the property. In this connection, we intend to utilize a tax election, known as a Section 754 election and discussed below, which will allow purchasers of Trust Units to be entitled to depletion deductions based upon their purchase price for the Trust Units.
The depletion allowance must be computed separately by each United States holder for each oil and gas property, within the meaning of Section 614 of the Code. The IRS is currently taking the position that a net profits interest carved from multiple properties is a single property for depletion purposes. The Royalty Indenture burdens multiple properties. Accordingly, we intend to take the position that the properties subject to the Royalty Indenture constitute a single property for depletion purposes and the income from the net profits interest will be royalty income qualifying for an allowance for depletion. We anticipate that we would change this position if it should be determined that a different method of computing the depletion allowance is required by law.
Depreciation
The tax basis of the various depreciable assets of the Trust will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition, of such assets.
Valuation of Our Properties
Certain of the United States federal income tax consequences of the ownership and disposition of Trust Units will depend in part on our estimates of the relative fair market value of our assets. Although we may consult from time to time with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates. These estimates are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by United States holders might change, and United

States holders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Section 754 Election
We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally requires us, in the case of a sale of the Trust Units in the secondary market, to adjust the purchaser’s tax basis in the assets of the Trust pursuant to Section 743(b) of the Code to reflect the purchaser’s purchase price of its Trust Units. The Section 743(b) adjustment belongs to the purchaser and not to other partners.
A Section 754 election is advantageous if the purchaser’s tax basis in its Trust Units is higher than its share of the aggregate tax basis to the Trust of the assets of the Trust immediately prior to the purchase. In such a case, as a result of the election, the purchaser would have a higher tax basis in its share of the assets of the Trust for purposes of calculating, among other things, depletion and depreciation. Conversely, a Section 754 election is disadvantageous if the purchaser’s tax basis in such Trust Units is lower than its share of the aggregate tax basis of the assets of the Trust immediately prior to the transfer. Thus, the fair market value of the Trust Units may be affected either favorably or adversely by the election.
Transfers of Trust Units to Employees or Directors of Pengrowth Corporation and Pengrowth Management
Under our Trust Unit option plan and the share appreciation rights plan, employees and directors of Pengrowth Corporation and Pengrowth Management may receive Trust Units for less than their fair market value on the date of issuance. The United States federal income tax treatment of such transfers to the Trust and the United States holders is not clear. Under proposed Treasury regulations not in effect, however, we should be entitled to a deduction for certain compensatory elements of such transfer and should not be required to include any amounts in income as a result thereof.
Disposition of Trust Units
Recognition of Gain or Loss
Gain or loss will be recognized on a sale of Trust Units equal to the difference between the amount realized and the United States holder’s tax basis for the Trust Units sold. Gain or loss recognized by a United States holder on the sale or exchange of Trust Units will generally be taxable as capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period of the Trust Units exceeds one year. In the case of a non-corporate United States holder, any such long-term capital gain will be subject to tax at a reduced rate.
A portion of any amount realized on a sale or exchange of Trust Units (which portion could be substantial) will be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to the recapture of depletion or depreciation deductions. Ordinary income attributable to depletion deductions and depreciation recapture could exceed net taxable gain realized upon the sale of the Trust Units and may be recognized even if there is a net taxable loss realized on the sale of the Trust Units. Thus, a United States holder may recognize both ordinary income and a capital loss upon a taxable disposition of Trust Units. Certain limitations apply to the deductibility of capital losses.
The IRS has ruled that a person who acquires interests in an entity, such as the Trust, which is treated as a partnership for United States federal income tax purposes in separate transactions at different prices must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be ratably allocated to the interests sold and retained using an “equitable apportionment” method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, regulations allow a seller of such an interest who can identify the interest sold with an ascertainable holding period to elect to use that holding period. Thus, according to the ruling, a United States holder will be unable to select high or low basis Trust Units to sell as would be the case with corporate stock but, according to the regulations, may designate Trust Units sold for purposes of determining the holding period of the Trust Units sold. A United States holder electing to use this approach must consistently use that approach for all subsequent sales and exchanges of Trust Units. It is not clear whether the ruling applies to the Trust because, similar to corporate stock, interests in the Trust are readily ascertainable and are evidenced by separate certificates. A United States holder considering the purchase of additional Trust Units or the sale of Trust Units purchased in separate transactions should consult his own tax advisor regarding the application of this ruling and the regulations.
Allocations between Transferors and Transferees
In general, in reporting tax information for United States holders our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the United States holders in proportion to the number of Trust Units owned by each of them on the first business day of the month (the “allocation date”). However, gain or loss realized on a sale or other disposition of Trust assets other than in the ordinary course of business, and other extraordinary items, will be allocated among the United States holders on the allocation date in the month in which that gain or loss is recognized.
Notification Requirements
A United States holder that sells or exchanges Trust Units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of Trust Units will be required to furnish statements to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that allocates the consideration paid for the Trust Units. This information will be provided by the Trust. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.
Constructive Termination
The Trust will be considered to have been terminated for United States Federal income tax purposes if there is a sale or exchange of 50% or more of the total Trust Units within a 12-month period. A termination of the Trust will result in a decrease in tax depreciation available to the United States holders thereafter and in the closing of its taxable year for all United States holders. In the case of a United States holder reporting on a taxable year other than a fiscal year ending December 31, the closing of the Trust’s taxable year may result in more than 12 months’ taxable income or loss of the Trust being includable in its taxable income for the year of termination. New tax elections would have to be made by the Trust, including a new election under Section 754 of the Code. Adverse tax consequences could ensue if we were unable to determine that the termination had occurred. Finally, a termination of the Trust could result in taxation of the Trust as a corporation if the Qualifying Income Exception was not met in the short taxable years caused by termination. See “—United States Federal Income Tax Considerations — Classification of the Trust as a Partnership.”
Treatment of Trust Unit Lending and Short Sales
The special rules of the Code that apply to securities lending transactions do not, by their terms, apply to interests in a partnership. Accordingly, a United States holder whose Trust Units are loaned to a “short seller” to cover a short sale of Trust Units may be considered as having disposed of ownership of those Trust Units. If so, he would no longer be a partner with respect to those Trust Units during the period of the loan and may recognize gain or loss from the disposition. Further, during this period, any Trust income, gain, deduction or loss with respect to those Trust Units would not be reportable by the United States holder and any cash distributions received by the United States holder with respect to those Units would be fully taxable as ordinary income. United States holders desiring to assure their status as owners of Trust Units and avoid the risk of gain recognition resulting from the application of these rules should modify any applicable brokerage account agreements to prohibit their brokers from borrowing or loaning their Trust Units.
The Code also contains provisions affecting the taxation of certain financial products and securities, including interests in entities such as the Trust, by treating a taxpayer as having sold an “appreciated” interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or related persons enter into an offsetting notional principal contract, or a futures or forward contract with respect to the interest on substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the interest, the taxpayer will be treated as having sold that portion if the taxpayer or a related person then acquires the interest or substantially identical property. The Secretary of Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
Disposition of Trust Units by Redemption
The tax consequences of a redemption of Trust Units are complex and depend in part upon whether some or all of a United States holder’s Trust Units are redeemed. The tax consequences of a redemption of all of a United States holder’s Trust Units should generally be the same as discussed above under “Disposition of Trust Units — Recognition of Gain or Loss.” United States holders contemplating a redemption of some or all of their Trust Units should consult their tax advisors.
Uniformity of Trust Units
Because we cannot match transferors and transferees of Trust Units, we must maintain uniformity of the economic and tax characteristics of the Trust Units to a purchaser of these Trust Units. In the absence of such uniformity, the Trust may be unable to comply completely with a number of federal income tax requirements.
A lack of uniformity, however, can result from a literal application of some Treasury regulations. If any non-uniformity was required by the Service, it could have a negative impact on the value of the Trust Units.
Tax-Exempt Organizations
Employee benefit plans (including individual retirement accounts (“IRAs”) and other retirement plans) and most other organizations exempt from federal income tax (each, a “TEO”) are subject to federal income tax on unrelated business taxable income (“UBTI”). Because we expect substantially all income of the Trust to be royalty income, rents from real property or interest, none of which is UBTI, a TEO should not be taxable on any income generated by ownership of the Trust Units except as described in the next paragraph. However, the Royalty Indenture is in several respects an unusual royalty indenture, for which there is no clear United States income tax guidance. It is possible that the IRS could contend that some or all of our income under the Royalty Indenture does not qualify as royalty income, but should instead be treated as UBTI. In addition, the classification of certain facilities owned by us as real property or personal property is a determination subject to uncertainty. If such facilities were determined to be personal property for United States federal income tax purposes, the rent derived therefrom would be UBTI to a TEO. Prospective purchasers of Trust Units that are TEOs are encouraged to consult their tax advisors regarding the foregoing.
If the Trust Units constitute “debt-financed property” within the meaning of Code Section 514(b) of the Code, then a portion of any interest, rents from real property and royalty income received by the TEO attributable to the Trust Units will be treated as UBTI and thus will be taxable to a TEO. Under Code Section 514(b), “debt-

financed property” is defined as any property which is held to produce income and with respect to which there is acquisition indebtedness.
Administrative Matters
Trust Information Returns
We are currently not required to file a United States federal income tax return, since we have no gross income derived from sources within the United States or gross income which is effectively connected with the conduct of a trade or business within the United States. However, the IRS may require a United States holder to provide statements or other information necessary for the IRS to verify the accuracy of the reporting by the United States holder on its income tax return of any items of our income, gain, loss, deduction, or credit. If we were to file a United States tax return in future tax years, the filing would change the manner in which we provide tax information to the United States holders and special procedures would also apply to an audit of such tax return by the IRS.
Registration as a Tax Shelter
The Code requires that “tax shelters” be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Trust is not subject to the registration requirement on the basis that it will not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of the Treasury because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which otherwise might be imposed if we failed to register and it were subsequently determined that registration was required. The IRS has issued the Trust the following tax shelter registration number: 99068000003.
You must report this registration number to the IRS, if you claim any deduction, loss, credit, or other tax benefit or report any income by reason of your investment in the Trust. You must report the registration number (as well as the name, and taxpayer identification number of the Trust) on Form 8271. The Trust’s taxpayer identification number is 98-0185056. Form 8271 must be attached to the return on which you claim the deduction, loss, credit, or other tax benefit or report any income of the Trust. A United States holder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure.
ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE TRUST OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED, OR APPROVED BY THE IRS.
A United States holder who sells or otherwise transfers Trust Units must furnish the tax shelter registration number to the transferee. The penalty for failure of the transferor of a Trust Unit to furnish the registration number to the transferee is $100 for each such failure.
Reportable Transactions
Under Treasury regulations, certain taxpayers participating directly or indirectly in a “reportable transaction” must disclose such participation to the IRS. The scope and application of these rules is not completely clear. An investment in the Trust may be considered participation in a “reportable transaction” if, for example, the Trust recognizes certain significant losses in the future and the Trust does not otherwise meet certain applicable exemptions. If an investment in the Trust constitutes participation in a “reportable transaction,” the Trust and each United States holder may be required to file IRS Form 8886 with the IRS, including attaching it to their United States federal income tax returns, thereby disclosing certain information relating to the Trust to the IRS. In addition, the Trust may be required to disclose Trust reportable transactions and to maintain a list of Unitholders and to furnish this list and certain other information to the IRS upon its written request. United

States holders are urged to consult their own tax advisors regarding the applicability of these rules to their investment in the Trust.
Foreign Partnership Reporting
A United States holder who contributes more than US$100,000 to the Trust (when added to the value of any other property contributed to the Trust by such person or a related person during the previous 12 months) in exchange for Trust Units, may be required to file Form 8865, Return of United States Persons With Respect to Certain Foreign Partnerships, in the year of the contribution. There may be other circumstances in which a United States holder is required to file Form 8865.
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

Pricing and Marketing — Natural Gas Liquids
In Canada, the price of NGLs sold in intraprovincial, interprovincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on the quality of the NGLs, prices of competing chemical stock, distance to market, access to downstream transportation, length of contract term, the supply/demand balance and other contractual terms. NGLs exported from Canada are subject to regulation by the National Energy Board and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the Government of Canada. NGL may be exported for a term of no more than one year in respect to propane and butane, and no more than two years in respect to ethane, all exports requiring an order of the National Energy Board.
For crude oil, natural gas and related production from federal or provincial Crown lands, the royalty regime is a significant factor in the profitability of production operations. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on well productivity, geographical location and field discovery date.
From time to time, the provincial governments have established incentive programs for exploration and development. Such programs often provide for royalty reductions, credits and holidays, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. The trend in recent years has been for provincial governments to reduce the benefits under such programs and to allow them to expire without renewal, and consequently few such programs are currently operative.
Alberta
Royalty rates on oil produced from Alberta Crown lands vary from 10% to 35% for oil produced from pools discovered prior to April 1, 1974, from 10% to 30% for oil produced from pools discovered between April 1, 1974 and September 1, 1992, and from 10% to 25% for oils produced from pools discovered from and after September 1, 1992 (“Third Tier Wells”), depending on the depth of the well, production rates and other factors. Third Tier Wells are also subject to a royalty holiday on the lesser of the first $1 million or the first 12 months of production.
The royalty reserved to the Alberta Crown in respect of natural gas production, subject to a few remaining incentives, is between 15% and 35%, in the case of gas produced from wells drilled prior to 1974, and between 15% and 30% in the case of gas produced from wells drilled after 1974, depending on the depth of the well, production rates, the market price of gas and other factors. In some situations, deep marginal gas wells may be subject to a royalty rate of only 5%.
Effective January 1, 2007, the Government of Alberta eliminated the ARTC Program by which certain producers of oil or natural gas had been entitled to a credit against the royalties payable to the Crown.
British Columbia
Royalty rates on oil produced from British Columbia Crown lands vary from 0% to 40% for oil produced from pools discovered prior to November 1, 1975, from 0% to 30% for oil produced from pools discovered between November 1, 1975 and June 1, 1998, and from 0% to 24% for oil produced from pools discovered after June 1, 1998 (“Third Tier Wells”), depending on the well’s production rates, the market price of oil and other factors. Oil produced from Third Tier Wells are exempt from Crown royalties for the first 36 months of production.

The royalty reserved to the B.C. Crown in respect of natural gas production, subject to incentives for deep wells and marginal wells, vary between 15% and 25% in the case of gas produced from wells drilled prior to June 1, 1998, between 9% and 27% for wells drilled between June 1, 1998 and December 31, 2001 that are completed within 5 years of the date production rights are issued, and between 12% and 27% for all other wells, depending on the well’s production rates, the market price of gas and other factors
Saskatchewan
Royalty rates on oil produced from Saskatchewan Crown lands, subject to various incentives , vary from 20% to 45% for oil produced from pools discovered prior to January 1, 1974, from 10% to 35% for oil produced from pools discovered between January 1, 1974 and August 31, 2002, and from 5% to 30% for oil produced from pools discovered after August 31, 2002, depending on the depth of the well, production rates, the market price of oil and other factors.
Royalty rates on natural gas produced from Saskatchewan Crown lands, subject to various incentives, vary from 20% to 45% for gas produced from pools discovered prior to October 1,1976, from 15% to 30% for gas produced from pools discovered between October 1, 1976 and August 31, 2002, and from 5% to 30% for gas produced from pools discovered after August 31, 2002, depending on the depth of the well, production rates, the market price of gas and other factors.
Nova Scotia
The Government of Nova Scotia has established a generic royalty regime in respect of oil and gas produced from offshore Nova Scotia. Such regime contemplates a multi tier royalty in which the royalty rate fluctuates when certain threshold levels of rates of return on capital have been reached. Notwithstanding the generic royalty regime, royalties in respect of offshore Nova Scotia oil and gas production may be determined contractually between the participant and the Government of Nova Scotia.
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
Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other “greenhouse gases”. In October, 2006, the Government of Canada introduced the Clean Air Act, which, if passed, will, among other environmental initiatives, require greenhouse gas emission reductions for various industrial activities, including oil and gas exploration and production. It is anticipated that greenhouse gas emitters will be allowed to meet their emission reduction targets in a number of ways, including perhaps most notably, the trading of credits with other emitters that have exceeded their reduction targets.
Pengrowth’s exploration and production facilities and other operations emit greenhouse gases, making it possible that Pengrowth will be subject to such future federal legislation. Additionally, provincial emission reduction requirements, such as those contained in Alberta’s Climate Change and Emissions Managements Act (partially in force), may also require the reduction of emissions or emissions intensity from Pengrowth’s operations and facilities. The direct and indirect costs of these regulations may adversely affect the business of Pengrowth.

MARKET FOR SECURITIES
Our Class A Trust Units were listed on the TSX and the NYSE under the symbols “PGF.A” and “PGH”, respectively, and our Class B Trust Units were listed on the TSX under the symbol “PGF.B” until 5:00 p.m. mountain daylight time on July 27, 2006. Thereafter, our Trust Units are now listed on both the TSX and the NYSE under “PGF.UN” and “PGH”, respectively.
Toronto Stock Exchange

CLASS A TRUST UNITS (PGF.A)					CLASS B TRUST UNITS (PGF.B)
	Share Price Range				Share Price Range
	High	Low	Close	Volume	High	Low	Close	Volume

	(Canadian $ per Trust Unit)			(thousands)	(Canadian $ per Trust Unit)			(thousands)

2006
January	28.96	27.13	28.57	400	23.35	22.40	23.20	4,978
February	28.57	24.96	26.76	253	23.58	20.71	21.99	5,460
March	28.22	25.25	26.88	591	24.50	21.65	23.32	7,900
April	28.50	26.40	27.22	174	24.80	23.26	23.87	4,482
May	28.24	24.68	26.07	623	24.80	22.85	24.80	7,481
June	27.00	24.20	26.70	1,013	26.05	22.41	26.05	7,020
July	28.25	24.95	25.30	4,297	27.25	24.84	25.31	14,227
August	Not Traded after				Not Traded after
September	July 27, 2006 at 5:00 PM MDT				July 27, 2006 at 5:00 PM MDT
October
November
December

	Toronto Stock Exchange				New York Stock Exchange

TRUST UNITS (PGF.UN)					TRUST UNITS (PGH)
	Share Price Range				Share Price Range
	High	Low	Close	Volume	High	Low	Close	Volume

	(Canadian $ per Trust Unit)			(thousands)	(U.S. $ per Trust Unit)			(thousands)

2006
January					25.15	23.30	24.96	4,046
February					25.03	21.50	23.65	4,976
March					24.10	21.82	23.10	4,400
April					24.99	22.85	24.45	3,654
May	Not Traded before				25.00	21.85	23.76	5,107
June	July 27, 2006 at 5:00 PM MDT				24.10	22.00	24.09	5,517
July	25.35	25.05	25.30	1585	24.95	21.84	22.38	10,342
August	26.11	25.16	25.96	13,052	23.50	22.26	23.19	6,654
September	25.74	21.02	21.94	14,625	23.22	18.90	19.62	10,363
October	22.69	19.42	21.90	21,358	20.25	17.25	19.60	11,502
November	20.80	16.81	19.39	33,396	18.30	14.78	17.04	28,191
December	20.50	18.99	19.94	20,822	17.75	16.57	17.21	15,415
DIRECTORS AND OFFICERS
The Trust does not have any directors or officers. The following is a summary of information relating to the directors and officers respectively of Pengrowth Management, Manager of the Corporation and the Trust, and of the Corporation, the administrator of the Trust.
Directors and Officers of the Manager
The name, jurisdiction of residence, position held and principal occupation of each director and officer of Pengrowth Management are set out below:

Name and Jurisdiction	Position with
of Residence	Pengrowth Management	Principal Occupation

James S. Kinnear Alberta, Canada	President and Director (since 1982)	President, Pengrowth Management Limited

Gordon M. Anderson Alberta, Canada	Vice President, Financial Services (since 2001) Vice President, Treasurer (1998-2001) Treasurer (1995-1998)	Vice President, Financial Services Pengrowth Management Limited

Charles V. Selby Alberta, Canada	Corporate Secretary (since 1993)	Lawyer, Selby Professional Corporation Lawyer and Corporate Financial Advisor

Each of the foregoing directors and officers has had the same principal occupation for the previous five years.
Principal Holders of Shares of the Manager
James S. Kinnear, President and a director of Pengrowth Management and Chairman, President, Chief Executive Officer and a director of the Corporation, owns, directly or indirectly, all of the issued and outstanding voting securities of Pengrowth Management.
Directors and Officers of the Corporation
The name, jurisdiction of residence, position held and principal occupation of each director and officer of the Corporation are set out below:

			Trust Units
			Controlled or
Name and Jurisdiction	Position with		Beneficially
of Residence	Pengrowth Corporation	Principal Occupation	Owned(1)

James S. Kinnear(2) Alberta, Canada	President, Chairman, Director and Chief Executive Office (since 1988)	President, Pengrowth Management Limited	5,954,780

Stanley H. Wong(3) Alberta, Canada	Director (since 1988)	President, Carbine Resources Ltd. a private oil and gas producing and engineering consulting company	49,864

John B. Zaozirny(4)(5) Alberta, Canada	Director (since 1988)	Counsel, McCarthy Tétrault, Barristers and Solicitors	44,362

Thomas A. Cumming(4)(5)(6) Calgary, Alberta	Director (since 2000)	Business Consultant	8,678

Michael S. Parrett(4)(5)(6) Ontario, Canada	Director (since 2004)	Business Consultant	4,000

Kirby L. Hedrick(3)(6) Wyoming, United States of America	Director (since 2005)	Business Consultant	4,000

A. Terence Poole(4)(6) Alberta, Canada	Director (since 2005)	Business Consultant	20,000

Wayne K. Foo (3) Alberta, Canada	Director (since 2006)	President of Petro Andina Resources Ind.	3,843

D. Michael G. Stewart(3)(5) Alberta, Canada	Director (since 2006)	Principal of the Ballinacurra Group	13,370

Gordon M. Anderson Alberta, Canada	Vice President (since 2001) Vice President, Treasurer (1997-2001) Treasurer (1995-1997) Chief Financial Officer (1991-1998)	Vice President, Financial Services, Pengrowth Management Limited	17,649

Charles V. Selby Alberta, Canada	Vice President and Corporate Secretary (since 2005) Corporate Secretary (since 1993)	Lawyer, Selby Professional Corporation Lawyer and Corporate Financial Advisor	142,342

Christopher G. Webster Alberta, Canada	Chief Financial Officer (since 2005) Treasurer (2000 — 2005)	Chief Financial Officer Pengrowth Corporation	29,028

			Trust Units
			Controlled or
Name and Jurisdiction	Position with		Beneficially
of Residence	Pengrowth Corporation	Principal Occupation	Owned(1)

Larry B. Strong Alberta, Canada	Vice President, Geosciences (since 2005)	Vice President, Geosciences Pengrowth Corporation	28,312

William G. Christensen Alberta, Canada	Vice President, Strategic Planning and Reservoir Exploitation (since 2005)	Vice President, Strategic Planning and Reservoir Exploitation Pengrowth Corporation	11,242

James E.A. Causgrove Alberta, Canada	Vice President, Production and Operations (since 2005)	Vice President, Production and Operations Pengrowth Corporation	16,139

Douglas C. Bowles Alberta, Canada	Vice President and Controller (since March 1, 2006) Controller (since 2005)	Vice President and Controller Pengrowth Corporation	8,441

Peter Cheung Alberta, Canada	Treasurer (since 2005)	Treasurer Pengrowth Corporation	11,233

Notes:

(1)	As at March 23, 2007 and excluding Trust Units issuable upon the exercise of outstanding options, rights or deferred entitlement units.

(2)	In addition, Mr. Kinnear exercises control over 13,152 royalty units which are held by Pengrowth Management Limited.

(3)	Member of Reserves, Options and Environment, Health and Safety Committee.

(4)	Member of Corporate Governance Committee.

(5)	Member of Compensation Committee.

(6)	Member of Audit Committee.
As at March 23, 2007, the foregoing directors and officers, as a group, beneficially, owned, directly or indirectly, 6,367,283 Trust Units or approximately 2.6 percent of the issued and outstanding Trust Units and held options and rights to acquire a further 882,952 Trust Units. Assuming exercise of all options and rights, the foregoing directors and officers, as a group, would beneficially own, directly and indirectly, 7,250,235 Trust Units or approximately 3 percent of the then issued and outstanding Trust Units. The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective individuals.
The term of each director expires at the next annual meeting of Unitholders. The next annual meeting of Unitholders is currently scheduled to be held on June 11, 2006.
Each of the foregoing directors and officers has had the same principal occupation for the previous five years except for Michael Stewart who was Principal of Ballinacurra Group of investment companies since March 2002 prior thereto, a number of senior executive positions with Westcoast Energy Inc.; Terry Poole who was Executive Vice President, Corporate Strategy and Development at Nova Chemicals Corporation from 2001 to 2006; Wayne Foo who was President and Chief Executive Officer of Dominion Energy Canada Ltd. from 1998 to 2002; Chris Webster who was Vice President, Treasurer from September 30, 2004 to 2005 and Treasurer from 2001 to September 30, 2004; Larry Strong who was Vice President Geosciences & Officer of Petrofund Corp. from 2004 to 2005 and Senior Vice President of MarkWest Resources Canada from 2001 to 2003; Bill Christensen who was Vice President Planning of Northrock Resources from 2000 to 2005; Jim Causgrove who was Manager, New Growth Opportunities of Chevron Texaco Canada from 2003 to 2005 and Senior Vice President and Chief Operating Officer of Central Alberta Midstream from 2000 to 2003; Doug Bowles who was Financial Reporting Manager from 2003 to 2005 and Senior Planning Analyst from 2001 to 2003 of ExxonMobil Canada; and Peter Cheung who was an Investment Banker with RBC Capital Markets from 2000 to 2005.

Corporate Cease Trade Orders or Bankruptcies
No current or proposed director, officer or controlling security holder of Pengrowth or Pengrowth Management is, as at the date of this annual information form, or has been, within the past 10 years before the date hereof, a director or officer of any other issuer that, while that person was acting in that capacity:
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
Personal Bankruptcies
No current or proposed director, officer or controlling security holder of Pengrowth or Pengrowth Management has, within the past 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person’s assets.
Penalties or Sanctions
No current or proposed director, officer or controlling security holder of Pengrowth or Pengrowth Management has:
(i)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than penalties for late filing of insider reports; or

(ii)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
AUDIT COMMITTEE
The Audit Committee is appointed annually by the Board of Directors. The responsibilities and duties of the Audit Committee are set forth in the Audit Committee Charter attached hereto as Appendix C. The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent and financially literate, as those terms are defined in Multilateral Instrument 52-110 — Audit Committees, and the relevant education and experience of each such member:

Financially
Name	Independent	Literate	Relevant Education and Experience

Thomas A. Cumming	Yes	Yes	Mr. Cumming was President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool, and serves as a Director of the Canadian Investor Protection Fund and the Alberta Capital Market Foundation. He is also a past president of the Calgary Chamber of Commerce. Mr. Cumming is a professional engineer and holds a Bachelor of Applied Science degree in Engineering and Business.

Michael S. Parrett	Yes	Yes	Mr. Parrett is currently an independent consultant providing advisory service to various companies in Canada and the United States. Mr. Parrett is Chairman of Gabriel Resources Limited, a member of the board of Fording Inc. and is serving as a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. Mr. Parrett is a chartered accountant and holds a Bachelor of Arts in Economics from York University.

A. Terence Poole	Yes	Yes	Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth. He retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development. Mr. Poole currently serves on the board of directors for Methanex Corporation and Synenco Energy Inc. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation.

Kirby L. Hedrick	Yes	Yes	Mr. Hedrick has extensive engineering and senior management experience in the United States and internationally, retiring in 2000 as Executive Vice-President, Upstream of Phillips Petroleum. He currently serves on the board of directors of Noble Energy Inc. and has recently been appointed to the Wyoming Environmental Quality Council. Mr. Hedrick received a Bachelor of Science and Mechanical Engineering degree from the University of Evansville, Indiana in 1975. He completed the Stanford Executive Program in 1997 and the Stanford Corporate Governance Program in 2003.
Principal Accountant Fees and Services
The following table provides information about the aggregate fees billed to Pengrowth for professional services rendered by KPMG LLP during fiscal 2006 and 2005:

	2006	2005
Category	(thousands of dollars)

Audit Fees	980	305
Audit Related Fees	—	—
Tax Fees	138	104
All Other Fees	—	6

Total	1,118	415

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
Tax Fees. During 2006 and 2005 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for Pengrowth and its subsidiaries, tax advice and planning and commodity tax consultation.
All Other Fees. During 2005 the services provided in this category included consultation regarding the U.S. Sarbanes Oxley Act and internal controls.
Pre-approval Policies and Procedures
Pengrowth has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by KPMG LLP. The audit committee approves a schedule which summarizes the services to be provided that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by KPMG LLP. The schedule generally covers the period between the adoption of the schedule and the end of the year, but at the option of the Audit Committee, may cover a shorter or longer period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve and (ii) it is not necessary for any member of Pengrowth’s management to make a judgment as to whether a proposed service fits within the pre-approved services. Services that arise that were not contemplated in the schedule must be pre-approved by the Audit Committee chairman or a delegate of the audit committee. The full Audit Committee is informed of the services at its next meeting.
Pengrowth has not approved any non-audit services on the basis of the de minimis exemptions. All non-audit services are pre-approved by the Audit Committee in accordance with the pre-approval policy referenced herein.
RISK FACTORS
If any of the following risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, our Trust Units. As a result, the trading price of our Trust Units could decline, and you could lose all or part of your investment. Additional risks are described under the heading “Business Risks” in the Management’s Discussion Analysis for the year ended December 31, 2006.
The October 31 Proposals, if enacted, are expected to materially and adversely affect the Trust, the Unitholders and the value of the Trust Units.
It is expected that the October 31 Proposals, if enacted in their currently proposed form, will subject the Trust to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to the Unitholders. Based on the proposed Canadian federal income tax rates and tax rate on account of provincial taxes, the Trust estimates that the enactment of the October 31 Proposals will, commencing on January 1, 2011, reduce the amount of cash available to the Trust to distribute to its Unitholders by an amount equal to 31.5% multiplied by the amount of the pre-tax income distributed by the Trust. A reduction in the value of the Trust Units would be expected to increase the cost to the Trust of raising capital in the public capital markets. In addition, the October 31 Proposals are expected to substantially eliminate the competitive advantage the Trust currently enjoys compared to corporate competitors in raising capital in a tax efficient manner, while placing the Trust at a competitive disadvantage compared to industry competitors, including U.S. master limited partnerships, which will continue not to be subject to entity-level taxation. The October 31 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may be more difficult for the Trust to compete effectively for acquisition opportunities in the future. There can be no assurance that the Trust will be able to reorganize its legal and tax structure to reduce the expected impact of the October 31 Proposals.
In addition, there can be no assurance that the Trust will be able to maintain its status as a Grandfathered SIFT under the October 31 Proposals until 2011. If the Trust is deemed to have undergone “undue expansion” during the transitional period from October 31, 2006 to December 31, 2010, the October 31 Proposals would become effective on a date earlier than January 1, 2011.
No assurance can be given as to the final provisions of any legislation that may be enacted to implement the October 31 Proposals. The terms of such provisions may differ from those of the October 31 Proposals described herein, possibly in ways that would be materially adverse to the Trust and the Unitholders.
Volatility in oil and natural gas prices could have a material adverse effect on results of operations and financial condition, which, in turn, could negatively affect the amount of distributions to our Unitholders.
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
Distributions may be reduced during periods in which the Corporation makes capital expenditures using cash flow, which could also negatively affect the market price of the Trust Units.
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
Actual reserves will vary from reserve estimates, and those variations could be material, and negatively affect the market price of the Trust Units and distributions to our Unitholders.
The value of the Trust Units will depend upon, among other things, the Corporation’s reserves. In making strategic decisions, we generally rely upon reports prepared by our independent reserve engineers. Estimating reserves is inherently uncertain. Ultimately, actual production, revenues and expenditures for the underlying properties will vary from estimates and those variations could be material. Changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our Trust Units. The reserve and cash flow information contained in the AIF or contained in the documents incorporated by reference represent estimates only. Petroleum engineers consider many factors and make assumptions in estimating reserves. Those factors and assumptions include:
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
If any of these factors and assumptions prove to be inaccurate, our actual results may vary materially from our reserve estimates. Many of these factors are subject to change and are beyond our control. In particular, changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty that could result in lower production and reserves than anticipated. A significant portion of our reserves are classified as “undeveloped” and are subject to greater uncertainty than reserves classified as “developed”.
In accordance with normal industry practices, we engage independent petroleum engineers to conduct a detailed engineering evaluation of our oil and gas properties for the purpose of estimating our reserves as part of our year end reporting process. As a result of that evaluation, we may increase or decrease the estimates of our reserves. We do not consider an increase or decrease in the estimates of our reserves in the range of up to five percent to be material or inconsistent with normal industry practice. Any significant reduction to the estimates of our reserves resulting from any such evaluation could have a material adverse effect on the value of our Trust Units.
If the Corporation is unable to acquire additional reserves, the value of the Trust Units and distributions to our Unitholders may decline.
Our future oil and natural gas reserves and production, and therefore the cash flows of the Trust, will depend upon our success in acquiring additional reserves. If we fail to add reserves by acquiring or developing them, our reserves and production will decline over time as they are produced. When reserves from our properties can no longer be economically produced and marketed, our Trust Units will have no value unless additional reserves have been acquired or developed. If we are not able to raise capital on favourable terms, we may not be able to add to or maintain our reserves. If we use our cash flow to acquire or develop reserves, we will reduce our distributable cash. There is strong competition in all aspects of the oil and gas industry, including reserve acquisitions. We will actively compete for reserve acquisitions and skilled industry personnel with other oil and gas companies and energy trusts. However, many of our competitors have greater resources than we do and we cannot assure you that we will be successful in acquiring additional reserves on terms that meet our objectives.
Our operation of oil and natural gas wells could subject us to environmental claims and liability which would be funded out of our cash flow and could therefore reduce distributable cash payable to our Unitholders.
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
We may be unable to successfully compete with other companies in our industry, which could negatively affect the market price of the Trust Units and distributions to our Unitholders.
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
Incorrect assessments of value at the time of acquisitions could adversely affect the value of our Trust Units and distributions to our Unitholders.
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
Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debt, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders.
We are indebted under the Credit Facility, the Bridge Credit Facility, the Esprit Debentures, the U.S. Senior Notes and the U.K. Senior Notes. Certain covenants in the agreements with our lenders may limit the amount of distributions paid to Unitholders. Variations in interest rates, exchange rates and scheduled principal repayments could result in significant changes in the amount we are required to apply to the service of our outstanding indebtedness. If we become unable to pay our debt service charges or otherwise cause an event of default to occur, our lenders may foreclose on, or sell, our properties. The net proceeds of any such sale will be allocated firstly to the repayment of our lenders and other creditors and only the remainder, if any, would be payable to the Trust by the Corporation. In addition, we may not be able to refinance some or all of these debt obligations through the issuance of new debt obligations on the same terms, and we may be required to refinance through the issuance of new debt obligations on less favorable terms or through the issuance of additional securities or through other means. In any such event, the amount of cash available for distribution may be diluted or adversely impacted and such dilution or impact may be significant.
We intend to dispose of certain non-core properties and to use the proceeds therefrom to repay outstanding indebtedness. There can be no assurance that we will complete such dispositions or as to the proceeds therefrom.
We are dependent on our management and the loss of our key management and other personnel could negatively impact our business.
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
A decline in the Corporation’s ability to market its oil and natural gas production could have a material adverse effect on production levels or on the price received for production, which, in turn, could reduce distributions to our Unitholders and affect the market price of the Trust Units.
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
The operation of a significant portion of our properties is largely dependent on the ability of third party operators, and harm to their business could cause delays and additional expenses in our receiving revenues, which could negatively affect the market price of the Trust Units and distributions to our Unitholders.
The continuing production from a property, and to some extent the marketing of production, is dependent upon the ability of the operators of our properties. Approximately 38 percent of our properties (after giving effect to the CP Acquisition) are operated by third parties, based on daily production. If, in situations where we are not the operator, the operator fails to perform these functions properly or becomes insolvent, then revenues may be reduced. Revenues from production generally flow through the operator and, where we are not the operator, there is a risk of delay and additional expense in receiving such revenues.

The operation of the wells located on properties not operated by us are generally governed by operating agreements which typically require the operator to conduct operations in a good and workmanlike manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or willful misconduct. In addition, third-party operators are generally not fiduciaries with respect to the Corporation, the Trust or the Unitholders. The Corporation, as owner of working interests in properties not operated by it, will generally have a cause of action for damages arising from a breach of the operator’s duty. Although not established by definitive legal precedent, it is unlikely that the Trust or our Unitholders would be entitled to bring suit against third-party operators to enforce the terms of the operating agreements. Therefore, our Unitholders will be dependent upon the Corporation, as owner of the working interest, to enforce such rights.
Our distributions could be adversely affected by unforeseen title defects, which could reduce distributions to our Unitholders.
Although title reviews are conducted prior to any purchase of resource assets, such reviews cannot guarantee that an unforeseen defect in the chain of title will not arise to defeat our title to certain assets. Such defects could reduce the amounts distributable to our Unitholders, and could result in a reduction of capital.
Fluctuations in foreign currency exchange rates could adversely affect our business, and adversely affect the market price of the Trust Units as well as distributions to our Unitholders.
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
Being a limited purpose trust makes the Trust largely dependent upon the operations and assets of the Corporation if the oil and natural gas reserves associated with the Corporation’s resource properties are not supplemented through additional development or the acquisition of oil and natural gas properties, the ability of the Corporation to continue to generate cash flow for distribution to Unitholders may be adversely affected.
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
The Manager may have conflicts of interest that may create incentives for the Manager to act contrary to or in competition with the interests of our Unitholders.

The Manager provides the advisory, management and administrative needs of the Trust and the Corporation in consideration for a management fee which is currently based in part on net production revenue of the Corporation. This arrangement may create an incentive for the Manager to maximize the net production revenue of the Corporation, rather than maximizing its distributable cash, which is the primary basis for calculating distributions available to Unitholders.
The Manager may manage and administer such additional acquired properties, as well as enter into other types of energy related management and advisory activities and may not devote full time and attention to the business of the Corporation and therefore act contrary to or in competition with the interests of our Unitholders.
General and administrative expenses which the Manager incurs in relation to the business of the Corporation and the Trust are required to be paid by the Corporation. These expenses are not subject to a limit other than as may be provided under a periodic review by the Board of Directors and, as a result, there may not be an incentive for the Manager to minimize these expenses.
We may incur material costs as a result of compliance with health, safety and environmental laws and regulations which could negatively affect our financial condition and, therefore, reduce distributions to our Unitholders and decrease the market price of the Trust Units.
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
Lower oil and gas prices increase the risk of write-downs of our oil and gas property investments which could be viewed unfavourably in the market or could limit our ability to borrow funds or comply with covenants contained in our current or future credit agreements or other debt instruments.
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
The value of the Trust Units is largely related to our income tax treatment. We cannot assure you that income tax laws and government incentive programs relating to the oil and natural gas industry generally, the status of royalty trusts having our structure and the Alberta royalty tax credit will remain favourable and not change in a manner that adversely affects your investment.
If the Trust ceases to qualify as a mutual fund trust it would adversely affect the value of our Trust Units.
It is intended that the Trust will at all times qualify as a mutual fund trust for the purposes of the Tax Act.

The Trust may be required to maintain its status as a “mutual fund trust” under the Tax Act in reliance on the exception in paragraph 132(7)(a) of the Tax Act (the “Royalty Trust Exemption”). The Royalty Trust Exemption provides that a mutual fund trust will not be subject to the requirement that it not be maintained primarily for the benefit of non-residents if all or substantially all of the property of the trust, from the later of the day of its creation and February 21, 1990 to the particular time, consists of property other than property which is “taxable Canadian property” for the purposes of the Tax Act. If the Trust at any time fails to qualify for the Royalty Trust Exemption and does not otherwise qualify as a mutual fund trust for the purposes of the Tax Act, the consequences described below may affect Unitholders in a material adverse way. In a comfort letter dated November 26, 2004, the Department of Finance (Canada) stated that it would propose amendments to the Royalty Trust Exemption effective January 1, 2004. In particular, the comfort letter provides that if at any time the Trust were maintained primarily for the benefit of non-residents, all or substantially all of its property must at that time consist of property other than “taxable Canadian property” for the purposes of the Tax Act. On March 23, 2006, the Department of Finance (Canada) issued a follow-up comfort letter confirming its intention to amend the Royalty Trust Exemption in accordance with its letter dated November 26, 2004. There can be no assurance that the Royalty Trust Exemption will be amended in accordance with the November 26, 2004 comfort letter.
Notwithstanding the steps taken or to be taken by Pengrowth, no assurance can be given that the status of the Trust as a mutual fund trust will not be challenged by a relevant taxation authority. If the Trust’s status as a mutual fund trust is determined to have been lost, certain negative tax consequences will have resulted for the Trust and its Unitholders. These negative tax consequences include the following:
•	The Trust Units would cease to be a qualified investment for trusts governed by RRSPs, RRIFs, RESPs and DPSPs, as defined in the Tax Act. Where, at the end of a month, a RRSP, RRIF, RESP or DPSP holds Trust Units that ceased to be a qualified investment, the RRSP, RRIF, RESP or DPSP, as the case may be, must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to one percent of the fair market value of the Trust Units at the time such Trust Units were acquired by the RRSP, RRIF, RESP or DPSP. In addition, trusts governed by a RRSP or a RRIF which hold Trust Units that are not qualified investments will be subject to tax on the income attributable to the Trust Units while they are non-qualified investments, including the full capital gains, if any, realized on the disposition of such Trust Units. Where a trust governed by a RRSP or a RRIF acquires Trust Units that are not qualified investments, the value of the investment will be included in the income of the annuitant for the year of the acquisition. Trusts governed by RESPs which hold Trust Units that are not qualified investments can have their registration revoked by the Canada Revenue Agency.

•	The Trust would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax.

•	The Trust would not be entitled to use the capital gains refund mechanism otherwise available for mutual fund trusts.

•	The Trust Units would constitute “taxable Canadian property” for the purposes of the Tax Act, potentially subjecting non-residents of Canada to tax pursuant to the Tax Act on the disposition (or deemed disposition) of such Trust Units.
The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

The Trust is an Alberta trust and the Manager and the Corporation are both Alberta corporations. All of these entities have their principal places of business in Canada. All of the directors and officers of the Manager and the majority of the directors and officers of the Corporation are residents of Canada and all or a substantial portion of the assets of such persons and of the Trust are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Trust or such persons or to realize in the United States upon judgments of courts of the United States predicated upon civil remedies under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts:
•	will enforce judgments of United States courts obtained in actions against the Trust or such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States; or

•	will enforce, in original actions, liabilities against the Trust or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.
Your rights as a Unitholder differ from the rights associated with other types of investments and we cannot assure you that the distributions you receive over the life of your investment will meet or exceed your initial capital investment.
Trust Units should not be viewed by investors as shares in the Corporation. Trust Units are also dissimilar to conventional debt instruments in that there is no principal amount owing to our Unitholders. Trust Units represent a fractional interest in the Trust. Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The Trust’s assets are royalty units and common shares of the Corporation and certain facilities interests, and may also include certain other investments permitted under the Trust Indenture. The price per Trust Unit is a function of anticipated distributable cash, the oil and natural gas properties acquired by the Corporation and the ability to effect long-term growth in the value of the Corporation. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Corporation to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of our Trust Units.
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
Future acquisitions may result in substantial future dilution of your Trust Units.
One of our objectives is to continually add to our reserves through acquisitions and through development. Our success is, in part, dependent on our ability to raise capital from time to time. Unitholders may also suffer dilution in connection with future issuance of Trust Units.
Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States.
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves; however, we separately estimate our reserves using prices and costs held constant at the effective date of the reserve report in accordance with the Canadian reserve reporting requirements. These requirements are similar to the constant pricing reserve methodology utilized in the United States.
We included in the AIF estimates of proved and proved plus probable reserves. The SEC generally prohibits the inclusion of estimates of probable reserves in filings made with it. This prohibition does not apply to the Trust because it is a Canadian foreign private issuer.
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
Unitholders who are United States persons face certain income tax risks.
The United States federal income tax risks related to owning and disposing of our Trust Units include the following:
•	We have elected under applicable United States Treasury Regulations to be treated as a partnership for United States federal income tax purposes. Section 7704 of the Internal Revenue Code of 1986, as amended (the “Code”) provides that publicly-traded partnerships such as the Trust will, as a general rule, be taxed as corporations. We will not be treated as a corporation for U.S. federal income tax purposes only if 90 percent or more of its gross income consists of “qualifying income”. Although we expect to satisfy the 90 percent requirement at all times, if we fail to satisfy this requirement, we will be treated as a foreign corporation.

•	If we were treated as a foreign corporation, we could be a passive foreign investment company or “PFIC”. If we were considered a PFIC, United States holders of Trust Units could be subject to substantially increased United States tax liability, including an interest charge upon the sale or other disposition of the United States holder’s Trust Units, or upon the receipt of “excess distributions” from the Trust. Certain elections may be available to a United States holder if we were classified as a PFIC to alleviate these adverse tax consequences.

•	We treat the Royalty between the Trust and the Corporation as a royalty interest for all legal purposes, including United States federal income tax purposes. The Royalty Indenture in some respects differs from more conventional “net profits” interests as to which the courts and the IRS have ruled, and as a result the propriety of such treatment is not free from doubt. It is possible that the IRS could contend, for example, that we should be considered to have a working interest in the properties of the Corporation. If the IRS were successful in making such a contention, the United States federal income tax consequences to United States holders could be different, perhaps materially worse, than indicated in the discussion herein, which generally assumes that the Royalty Indenture will be respected as a royalty.

•	Gain or loss will be recognized on a sale of Trust Units equal to the difference between the amount realized and the United States holder’s tax basis for the Trust Units sold. Gain or loss recognized by a United States holder on the sale or exchange of Trust Units will generally be taxable as capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period of the Trust Units exceeds one year. A portion of any amount realized on a sale or exchange of Trust Units (which portion could be substantial) will be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to the recapture of depletion or depreciation deductions. Ordinary income attributable to depletion deductions and depreciation recapture could exceed net taxable gain realized upon the sale of the Trust Units and may be recognized even if there is a net taxable loss realized on the sale of the Trust Units. Thus, a United States holder may recognize both ordinary income and a capital loss upon a taxable disposition of Trust Units.

•	We have registered as a “tax shelter” with the United States Secretary of the Treasury because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which otherwise might be imposed if we failed to register and it were subsequently determined that registration was required. Registration as a “tax shelter” may increase the risk of an IRS audit of us or a Unitholder. Any Unitholder owning less than a 1 percent profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our Unitholders’ tax returns and may lead to audits of Unitholders’ tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

•	Because we cannot match transferors and transferees of Trust Units, we must maintain uniformity of the economic and tax characteristics of the Trust Units to a purchaser of these Trust Units. In the absence of such uniformity, the Trust may be unable to comply completely with a number of federal income tax requirements. A lack of uniformity, however, can result from a literal application of some Treasury regulations. If any non-uniformity was required by the IRS, it could have a negative impact on the value of the Trust Units.

•	The Trust may not be an appropriate investment for certain types of entities. For example, there is a risk that some of the Trust’s income could be unrelated business taxable income with respect to tax-exempt organizations. Prospective purchasers of Trust Units that are tax-exempt organizations are encouraged to consult their tax advisors regarding investments in Trust Units.
Distributions to our Unitholders may be reduced during periods in which Pengrowth makes capital expenditures using cash flow.
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
Changes in government regulations that affect the crude oil and natural gas industry could adversely affect Pengrowth and reduce our distributions to our Unitholders.
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
We became subject to additional rules and regulations of the SEC related to internal controls commencing with our fiscal year ending December 31, 2006 which has increased our legal and compliance costs and may have an adverse effect on our business and the trading price of our Trust Units.
We are subject to the public reporting requirements of the United States Securities Exchange Act of 1934 as amended and are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404, commencing with our fiscal year ending December 31, 2006. Section 404 requires us, among other things, annually to review and report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. Compliance with Section 404 has increased our legal and financial compliance costs. Any failure to develop or maintain effective controls, or difficulties encountered in their implementation or other effective improvement of our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls. Ineffective internal controls subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our Trust Units.
If Pengrowth expands operations beyond oil and natural gas production in Canada, Pengrowth may face new challenges and risks. If Pengrowth is unsuccessful in managing these challenges and risks, its results of operations and financial condition could be adversely affected, which could affect the market price of the Trust Units and distributions to Unitholders.
Pengrowth’s operations and expertise are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin, together with its participation in the Sable Offshore Energy Project. In the future, Pengrowth may acquire oil and natural gas properties outside these geographic areas. Expansion of Pengrowth’s activities into new areas may present challenges and risks that it has not faced in the past. If Pengrowth does not manage these challenges and risks successfully, its results of operations and financial condition could be adversely affected.
Delays in business operations could adversely affect the Trust’s distributions to Unitholders and the market price of the Trust Units.
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
Any of these delays could reduce the amount of cash available for distribution to Unitholders in a given period and expose Pengrowth to additional third party credit risks.
Changes in market-based factors may adversely affect the trading price of the Trust Units.
The market price of our Trust Units is sensitive to a variety of market based factors including, but not limited to, interest rates, foreign exchange rates and the comparability of the Trust Units to other yield-oriented securities. Any changes in these market-based factors may adversely affect the trading price of the Trust Units.
The limited liability of Unitholders is uncertain.
Notwithstanding the fact that Alberta has adopted legislation purporting to limit Unitholder liability, because of uncertainties in the law relating to investment trusts, there is a risk that a Unitholder could be held personally liable for obligations of the Trust in respect of contracts or undertakings which the Trust enters into and for certain liabilities arising otherwise than out of contracts including claims in tort, claims for taxes and possibly certain other statutory liabilities. Pengrowth has structured itself and attempted to conduct its business in a manner which mitigates the Trust’s liability exposure and where possible, limits its liability to Trust property. However, such protective actions may not completely avoid Unitholder liability. Notwithstanding Pengrowth’s attempts to limit Unitholder liability, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. Further, although the Trust has agreed to indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of the Unitholder not having limited liability, Pengrowth cannot assure prospective investors that any assets would be available in these circumstances to reimburse Unitholders for any such liability. Legislation that purports to limit Unitholder liability has been implemented in Alberta but there is no assurance that such legislation will eliminate all risk of Unitholder liability. Additionally, the legislation does not affect the liability of Unitholders with respect to any act, default, obligation or liability that arose prior to July 1, 2004.
The redemption right of Unitholders is limited.
Unitholders have a limited right to require the Trust to repurchase Trust Units, which is referred to as a redemption right. See “Trust Units — Redemption Right”. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The Trust’s ability to pay cash in connection with a redemption is subject to limitations. Any securities which may be distributed in specie to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.
The industry in which Pengrowth operates exposes Pengrowth to potential liabilities that may not be covered by insurance.
Pengrowth’s operations are subject to all of the risks normally associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells and the production and transportation of oil and natural gas. These risks and hazards include encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injury, loss of life or environmental and other damage to Pengrowth’s property and the property of others. Pengrowth cannot fully protect against all of these risks, nor are all of these risks insurable. Pengrowth may become liable for damages arising from these events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. While Pengrowth has both safety and environmental policies in place to protect its operators and employees and to meet regulatory requirements in areas where they operate, any costs incurred to repair damages or pay liabilities would reduce the funds available for distribution to the Unitholders.
Pengrowth may not be able to achieve the anticipated benefits of the CP Acquisition, and the integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships.
Achieving the benefits of the CP Acquisition depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the ability of Pengrowth to realize the anticipated growth opportunities and synergies from acquiring the CP Properties and to achieve certain assumed commodity prices. The integration of the CP Properties requires the dedication of substantial management time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pengrowth’s ability to achieve the anticipated benefits of the CP Acquisition.
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
Properties may not be acquired from officers or directors of the Manager or persons not at arm’s length with such persons at prices which are greater than fair market value and properties may not be sold to officers or directors of the Manager or persons not at arm’s length with such persons at prices which are less than fair market value, in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Board of Directors. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of Unitholders in accordance with the requirements of Ontario Securities Commission Rule 61-501 Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.
Circumstances may arise where members of the Board of Directors serve as directors or officers of corporations which are in competition to the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust.
Mr. James S. Kinnear, President and a director of Pengrowth Management and Chairman, President, Chief Executive Officer and a director of the Corporation, is a shareholder (holding shares that represent less than one percent of the outstanding shares) of Rockwater Capital Corporation, of which Blackmont Capital Inc. is a subsidiary. Blackmont Capital Inc. (formerly First Associates Investments Inc.) has participated as a member of the syndicate of underwriters in connection with previous equity offerings by the Trust and received a portion of the underwriters’ fee in connection therewith. Blackmont Capital Inc. may participate as a member of the syndicate of underwriters in connection with future equity offerings by the Trust and would receive a portion of the underwriters’ fee in connection therewith.
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
Mr. James S. Kinnear, President and a director of Pengrowth Management and Chairman, President, Chief Executive Officer and a director of the Corporation, is a shareholder (holding shares that represent less than one percent of the outstanding shares) of Rockwater Capital Corporation, of which First Associates Investments Inc. is a subsidiary. First Associates Investments Inc. participated as a member of the syndicate of underwriters in connection with the December 30, 2004 equity offering by the Trust of 15,985,000 Class B Trust Units and received a portion of these underwriters’ fee.
Mr. John Zaozirny, the lead director of the Corporation, is the Vice-Chairman of Canaccord Capital Corporation. Canaccord Capital Corporation participated as a member of the syndicate of underwriters in connection with the March 23, 2004, December 30, 2004, September 28, 2006 and December 1, 2006 equity offerings by the Trust of 10,900,000, 15,985,000, 23,310,000 and 24,265,000 Trust Units, respectively, and received a portion of the underwriters’ fee from each of the offerings.

A senior officer of the Corporation is a member of the board of directors of Monterey, a company that Pengrowth owns 34 percent of the outstanding common shares. In December 2006, two senior officers of the Corporation directly and indirectly purchased a total of 30,000 shares of Monterey for a total consideration of $150,000 in a new share offering marketed by an independent broker.
INTERESTS OF EXPERTS
As of the date hereof, the partners and associates, as a group of Bennett Jones LLP beneficially own, directly or indirectly, less than one percent of the outstanding Trust Units. As of the date hereof, the directors and officers of GLJ, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Trust Units.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in the cities of Montreal, Toronto, Calgary and Vancouver in Canada and Computershare Trust Company, Inc. at its principal offices in the cities of New York, New York and Denver, Colorado in the United States. The auditors of the Trust are KPMG LLP, Chartered Accountants in Calgary, Alberta.
MATERIAL CONTRACTS
The only material contracts entered into by the Corporation or the Trust during the most recently completed financial year, or before the most recently completed financial year that is still in effect, other than during the ordinary course of business, are as follows:
1.	Trust Indenture;

2.	Royalty Indenture;

3.	Unanimous Shareholders Agreement;

4.	Management Agreement;

5.	Combination Agreement dated July 23, 2006 and amended August 22, 2006 in connection with the Esprit Merger;

6.	Acquisition Agreement dated November 28, 2006 in connection with the CP Acquisition;

7.	Credit Facility dated June 16, 2006 and amended October 2, 2006; and

8.	Bridge Credit Facility dated January 22, 2007.
Copies of these contracts have been filed by the Trust on SEDAR and are available through the SEDAR website at www.sedar.com.
CODE OF ETHICS
Pengrowth has adopted a code of ethics, as that term is defined in Form 40-F under the U.S. Securities Exchange Act of 1934 (the “Code of Ethics”) that applies to Pengrowth’s management, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Ethics is available for viewing on our website www.pengrowth.com.

The Board of Directors approved changes to the previously approved Code of Business Conduct and Ethics (“Code”) on December 14, 2006. The new Code does not detract from any of the requirements of the prior code and is more encompassing than the old code. All employees are being requested to accept the new Code in writing.
During the year ended December 31, 2006, Pengrowth has not granted any waivers (including implicit waivers) from the terms thereof in respect of its Chief Executive Officer, Chief Financial Officer and principal accounting officer.
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
The Board of Directors of the Corporation has formerly adopted and published a Corporate Governance Policy which affirms Pengrowth’s commitment to maintaining a high standard of corporate governance. This policy is published on Pengrowth’s website at www.pengrowth.com. The Board of Directors of the Corporation has also adopted an Audit Committee Charter, Corporate Governance Committee Terms of Reference, Compensation Committee Terms of Reference, Reserves, Operations and Environment, Health and Safety Committee Terms of Reference, a Code of Business Conduct, a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy each of which is published on Pengrowth’s website. The Audit Committee Charter is also attached hereto as Appendix C.
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

open market with the exception of the Trust Unit Award Plan which was implemented as an employee retention mechanism in a very tight prevailing market in the Canadian oil and gas industry.
•	The NYSE Listed Company Manual requires the written charter of the audit committee to provide that the audit committee must prepare a report to be included in the issuer’s annual information circular. There is no requirement under Canadian law or under Pengrowth’s audit committee charter to prepare such a report, and it is not Pengrowth’s current practice to prepare such a report. However, read together, the disclosure contained in Pengrowth’s Information Circular — Proxy Statement under the heading ‘Part II — Corporate Governance’, Pengrowth’s Annual Report under the headings ‘Corporate Responsibility’, ‘Corporate Governance Practices’ and ‘Structure and Function’, and herein under the heading ‘Audit Committee’ provides the substance of the disclosure mandated by the NYSE rule.
ADDITIONAL INFORMATION
Additional information, including the Manager’s remuneration and the principal holders of Trust Units, is contained in Pengrowth’s Information Circular — Proxy Statement dated May 16, 2006, which relates to the Annual and Special Meeting of Unitholders, the Annual and Special Meeting of shareholders of the Corporation and the Special Meeting of Royalty Unitholders held on June 23, 2006. Pengrowth’s next Annual and Special Meeting of Unitholders is scheduled to take place on June 11, 2007. A current information circular and proxy statement will be prepared and distributed not less than 20 days before the date of such meeting. Additional financial information is contained in the Trust’s comparative financial statements for the years ended December 31, 2006 and 2005 which are included in the Trust’s Annual Report for the year ended December 31, 2006.
Additional information relating to Pengrowth Energy Trust may be found on SEDAR at www.sedar.com.
For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Investor Relations Pengrowth Energy Trust Suite 2900, 240 — 4th Avenue SW Calgary, Alberta T2P 4H4 Telephone: (403) 233-0224 1-800-223-4122 Fax: (403) 294-0051	Toronto Investor Relations Scotia Plaza, 40 King Street West Suite 3006, Box 106 Toronto, Ontario M5H 3Y2 Telephone: (416) 362-1748 1-888-744-1111
Website:   www.pengrowth.com
E-mail:       investorrelations@pengrowth.com

APPENDIX A
Report On Reserves Data By Independent
Qualified Reserves Evaluations On Form 51-101F2

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR
To the board of directors of Pengrowth Corporation (the “Company”):
1.	We have prepared an evaluation of the Company’s reserves data as at December 31, 2006. The reserves data consist of the following:
(a) (i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2006, using forecast prices and costs; and
(ii)	the related estimated future net revenue; and
(b) (i)	proved oil and gas reserves estimated as at December 31, 2006, using constant prices and costs; and
(ii)	the related estimated future net revenue.
2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:

Location of
	Description and	Reserves
Independent	Preparation Date of	(Country or	Net Present Value of Future Net Revenue
Qualified Reserves	Evaluation	Foreign	(before income taxes, 10% discount rate $M)
Evaluator	Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	January 12, 2007	Canada	—	$4,433,372	—	$4,433,372

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

6.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.
EXECUTED as to our report referred to above:
GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 1, 2007
/s/ Doug R. Sutton

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
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE
Management of the Corporation (the “Company”) is responsible for the preparation and disclosure of information with respect to the oil and gas activities of Pengrowth Energy Trust (the “Pengrowth Trust”) in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

	(ii)	the related estimated future net revenue.
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
Because the reserves data are based on judgements regarding future events, actual results will vary and the variations material.

/s/ James S. Kinnear
James S. Kinnear
Chairman, President and Chief Executive Officer Pengrowth Corporation

/s/ William G. Christensen
William G. Christensen
Vice President, Strategic Planning and Reservoir Exploitation Pengrowth Corporation

/s/ Stanley H. Wong
Stanley H. Wong
Director Pengrowth Corporation

/s/ Wayne K. Foo
Wayne K. Foo
Director Pengrowth Corporation

APPENDIX C
Audit Committee Charter

CHARTER OF THE AUDIT COMMITTEE OF THE
BOARD OF DIRECTORS OF PENGROWTH CORPORATION (THE “COMPANY”)
JULY 30, 2001
AND AMENDED AND RESTATED DECEMBER 14, 2006
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
Monitor the independence and performance of the Company’s external auditors.
Provide an avenue of communication among the external auditors, the internal auditors, management and the Board of Directors.
The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the internal and external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties, and has the authority to set and pay the compensation for any such advisors employed by the Company.
II. Audit Committee Composition and Meetings
Audit Committee members shall meet the requirements of applicable securities laws and the stock exchanges on which Pengrowth Energy Trust trades. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be “independent” and “financially literate”, as those terms are defined in Multilateral Instrument 52-110 Audit Committees of the Canadian Securities Administrators and Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as applicable.
Audit Committee members shall be appointed annually by the Board. The Chair of the Audit Committee shall be appointed by the Board. If an audit committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.
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
III. Audit Committee Responsibilities and Duties
Review Procedures
1.	Review and reassess the adequacy of this Charter at least annually. Submit the Charter to the Board of Directors for approval and have the document published at least every three years in accordance with SEC regulations.

2.	Review the Company’s financial statements, management’s discussion and analysis and annual and interim earnings press releases prior to filing or public distribution. This review should include discussions with management, the internal auditors and the external auditors of significant issues regarding accounting principles, practices and judgements.

3.	Review, discuss with management and the external auditors and recommend to the Board for approval, the Company’s audited annual financial statements, annual earnings press releases, annual information form including management discussion and analysis, all statements required in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including without limitation, the annual proxy circular. Approve on behalf of the Board the Company’s interim financial statements and related management’s discussion and analysis and interim earnings press releases.

4.	Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in paragraph 2 above and periodically assess the adequacy of those procedures.

5.	In consultation with management, the internal auditors and the external auditors, consider the integrity of the Company’s financial reporting processes and controls and the performance of the Company’s internal financial accounting staff. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the internal or external auditors together with management’s responses.

6.	Review with financial management, the internal auditors and the external auditors the Company’s quarterly financial results and accompanying management’s discussion and analysis prior to the release of earnings and/or the Company’s quarterly financial statements prior to filing or public distribution. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the external auditors in accordance with Assurance and Related Services Guideline #11 (Aug-11) (see item 10).

7.	Review with financial management, the internal auditors and the external auditors the Company’s policies relating to risk management and risk assessment.

8.	Be responsible for reviewing the disclosure contained in the Company’s annual information form as required by Form 52-110F1 Audit Committee Information Required in an AIF attached to MI 52-110. If management of the Company solicits proxies from shareholders of the Company for the purpose of recommending persons to be elected as directors of the Company, the Audit Committee shall be responsible for ensuring that the Company’s information circular includes a cross-reference to the sections in the Company’s annual information form that contain the information required by Form 52-110F1.

9.	Meet separately with each of management of the Company, the internal auditors and with the external auditors to discuss difficulties or concerns, specifically: (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; (ii) any changes required in the planned scope of the audit; and (iii) the responsibilities, budget, and staffing of the internal audit function, and report to the Board of Directors on such meetings.
Internal Auditors
10.	Review the annual audit plans of the internal auditors.

11.	Review the significant findings prepared by the internal auditors and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto.

12.	Review the adequacy of the resources of the internal auditors to ensure the objectivity and independence of the internal audit function.

13.	Consult with management on management’s appointment, replacement, reassignment or dismissal of the internal auditors.

14.	Ensure that the internal auditors have access to the Chair, the Chair of the Board of Directors and the Chief Executive Officer.
External Auditors
15.	The Audit Committee shall advise the external auditors of their accountability to the Audit Committee and the Board as representatives of the shareholders of the Company to whom the external auditors are ultimately responsible. The External auditors shall report directly to the Audit Committee. The Audit Committee is directly responsible for overseeing the work of the external auditors, shall review at least annually the independence and performance of the external auditors and shall annually recommend to the Board of Directors the appointment of the external auditors or approve any discharge of auditors when circumstances warrant. The Audit Committee shall, on an annual basis, obtain and review a report by the external auditor describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and the Company.

16.	Approve the fees and other compensation to be paid to the external auditors.

17.	Pre-approve all services to be provided to the Company or its subsidiary entities by the Company’s external auditors and all related terms of engagement.

18.	On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the auditors’ independence.

19.	The Committee shall review the external auditors audit plan — discuss scope, staffing, locations, and reliance upon management and general audit approach.

20.	Prior to releasing the year-end earnings, discuss the results of the audit with the external auditors.

21.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

22.	Be responsible for the resolution of disagreements between management and the external auditors regarding financial performance.

23.	Ensure compliance by the Company’s external auditors with the requirements set forth in National Instrument 52-108 Auditor Oversight.

24.	Ensure that the Company’s external auditors are participants in good standing with the Canadian Public Accountability Board (“CPAB”) and participate in the oversight programs established by the CPAB from time to time and that the external auditors have complied with any restrictions or sanctions imposed by the CPAB as of the date of the applicable auditor’s report relating to the Company’s annual audited financial statements.

25.	Monitor compliance with the lead auditor rotation requirements of Regulation S-X.
Other Audit Committee Responsibilities
26.	Establish procedures for: (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential and anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

27.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

28.	On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

29.	Annually prepare a report to shareholders as required by the Securities and Exchange Commission. The report should be included in the Company’s annual proxy statement.

30.	Ensure the preparation and filing of each annual certificate in Form 52-109F1 and each interim certificate in Form 52-109F2 to be signed by each of the Chief Executive Officer and Chief Financial Officer of the Company in accordance with the requirements set forth under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings as amended from time to time (“MI 52-109”).

31.	In respect of annual filings only, the Audit Committee is responsible for ensuring that management of the Company evaluates the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and has caused the Company to disclose in the annual management’s discussion and analysis its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation. The terms “annual filings,” “interim filings,” “disclosure controls and procedures” and “internal control over financial reporting” shall have the meanings set forth under MI 52-109.

32.	Be responsible for monitoring any changes in the Company’s internal control over financial reporting and for ensuring that any change that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting is disclosed in the Company’s annual management’s discussion and analysis.

33.	Review all exceptions to established policies, procedures and internal controls of the Company which have been approved by any two officers of the Company.

34.	Perform any other activities consistent with this Charter, the Company’s by-laws, and governing law as the Committee or the Board deems necessary or appropriate.

35.	Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

APPENDIX B
MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion
and Analysis
The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the audited consolidated Financial Statements for the year ended December 31, 2006 of Pengrowth Energy Trust and is based on information available to February 26, 2007.
FREQUENTLY RECURRING TERMS
For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2007 production, production additions from Pengrowth’s 2007 development program, the impact on production of divestitures in 2007, royalty obligations, 2007 operating expenses, future income taxes, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, new head office expenses, general and administration expenses and the impact of the proposed changes to the Canadian tax legislation. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain
PENGROWTH 2006 | 61

Management’s Discussion
and Analysis
financing on acceptable terms, and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
HISTORICAL AVERAGE ANNUAL TOTAL COMPOUND RETURNS BY YEAR(%)
TSX trading
Note: Assumes reinvestment of distributions.
TRUST UNIT CLOSING PRICE AND HISTORICAL CASH DISTRIBUTIONS
TSX trading
Note: Pengrowth consolidated the Class A and Class B trust units into a single class of trust units on July 27, 2006 which now trade on the TSX under the symbol PGF.UN and on the NYSE under the symbol PGH.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report Form 40-F as supplemented by its filings on Form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this MD&A and Pengrowth
62 | PENGROWTH 2006

Management’s Discussion
and Analysis
does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
As discussed in Note 2 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the year ended.
The amounts recorded for depletion, depreciation and amortization of injectants and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (NI 51-101) Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
NON-GAAP FINANCIAL MEASURES
This discussion refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as funds generated from operations, distributable cash, distributable cash per trust unit, payout ratio and operating netbacks do not have standardized meanings prescribed by GAAP. We discuss these measures because we believe that they facilitate the understanding of the results of our operations and financial position.
CONVERSION AND CURRENCY
When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
PENGROWTH 2006 | 63

Management’s Discussion
and Analysis
YEAR 2006 OVERVIEW
2006 was a very strong year for Pengrowth. During the year, Pengrowth enjoyed success on two fronts. Firstly, our internal drilling and development activities replaced the reserves depleted through production in the year, a significant achievement for Pengrowth. Secondly, Pengrowth completed two significant value-adding acquisitions, including the business combination with Esprit Energy Trust (Esprit Trust) and the acquisition of oil and natural gas assets in the Carson Creek area of Alberta (Carson Creek). A $103.8 million deposit was made late in 2006 on the acquisition of Canadian oil and natural gas producing properties from four subsidiaries of Burlington Resources Limited, a subsidiary of ConocoPhillips (the CP Properties).
At the close of the year, Pengrowth had a balanced portfolio of high-quality oil and natural gas properties with a large inventory of development opportunities.
HIGHLIGHTS
•	Oil and gas sales increased five percent to $1.2 billion dollars in 2006 reflecting higher volumes produced during the year, partially offset by lower average realized prices. In the fourth quarter, oil and gas sales were $351 million, an increase of 22 percent from the third quarter and virtually unchanged from the same quarter in 2005.

•	Production for 2006 averaged 62,821 barrels of oil equivalent (boe) per day, a six percent increase over 2005. Fourth quarter production averaged 77,614 boe per day, up 33 percent from the third quarter and 26 percent from the fourth quarter in 2005. The higher production levels reflect volumes added through the Carson Creek and Esprit Trust acquisitions and through ongoing development activities.

•	Distributable cash totaled $576 million in 2006 and $140 million in the fourth quarter. This represents a decrease of five percent from 2005 and one percent from the previous quarter. The decreases are mainly as a result of higher operating, royalty, administrative and interest costs incurred. The 26 percent decrease in the fourth quarter of 2006 from the fourth quarter in 2005 is primarily due to higher production volumes which were largely offset by lower commodity prices, higher operating, royalty, administrative and interest costs incurred.

•	Distributions remained stable during the fourth quarter and for the full year of 2006, at $0.25 per unit per month. For the full year, distributions of $3.00 per unit or $559 million were paid or declared to unitholders, an increase of 25 percent from the previous year.

•	In 2006, Pengrowth paid out or declared 97 percent of its distributable cash as distributions to unitholders and 132 percent in the fourth quarter. The payout ratio in the fourth quarter reflects distributions paid out or declared on units issued for the acquisition of Esprit Trust and for the acquisition of the CP Properties. However, due to the usual delays in receiving cash flow from production as well as the early 2007 closing of the CP Properties acquisition, the corresponding cash flow is not reflected in operating results.

•	During 2006, Pengrowth issued $1.9 billion in equity to fund strategic acquisitions announced in 2006. This included the acquisition of the Carson Creek assets, the business combination with Esprit Trust and most recently, the acquisition of the CP Properties where $461 million in equity was raised at the end of 2006 and the acquisition was completed in early 2007.
64 | PENGROWTH 2006

Management’s Discussion
and Analysis
•	Net income decreased almost 20 percent for 2006 from 2005 as a result of higher operating expenses, royalties and depletion and depreciation. Net income decreased approximately 97 percent in the fourth quarter of 2006 compared to the fourth quarter of 2005 primarily due to higher depletion and depreciation expenses, lower commodity prices, higher operating, royalty, administrative and interest costs incurred, partly offset by higher production volumes.

•	During the year, Pengrowth’s average realized price was $52.88 per boe (after hedging) compared to an average price of $53.02 per boe in 2005. A decrease in natural gas prices during the year was largely offset by a combination of higher oil and natural gas liquids prices and lower hedging losses. For the fourth quarter, average realized prices were $49.24 per boe (after hedging) down eight percent from the third quarter and 21 percent from the same quarter last year. These decreases reflect a lower commodity price environment for oil and natural gas in the fourth quarter of 2006.

•	Operating netbacks (after hedging) decreased nine percent in 2006 to $29.59 per boe, largely driven by higher operating and royalty costs. For the fourth quarter, operating netbacks were $24.17 per boe down from the previous quarter and fourth quarter of 2005 by 22 percent and 38 percent, respectively. The fourth quarter netbacks were lower largely due to lower realized prices and higher operating costs.

•	Pengrowth’s development capital in 2006 totaled $301 million, an increase of 71 percent from the previous year. This year’s capital program was one of Pengrowth’s most successful and resulted in reserve replacement of 99 percent on a proved plus probable basis. Development capital for the fourth quarter was $122 million compared to $57 million in the third quarter and $60 million in the fourth quarter of 2005. During the year, Pengrowth participated in 298 gross (162.9 net) wells with a 96 percent success rate.

•	On July 27, 2006 Pengrowth consolidated its Class A trust units and Class B trust units into one class of trust units. The Class A trust units were delisted from the Toronto Stock Exchange and converted into Class B trust units (with the exception of Class A trust units held by residents of Canada who elected to retain their Class A trust units), the Class B trust units were renamed as “trust units” and their trading symbol was changed from PGF.B to PGF.UN.

•	On March 30, 2006, Pengrowth closed the acquisition of an additional working interest in the Dunvegan Unit as well as some minor oil and gas properties in central Alberta for approximately $48 million.

•	On January 12, 2006, Pengrowth divested non-core oil and gas properties for consideration of $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey Exploration Ltd. (Monterey). Pengrowth holds approximately 34 percent of the common shares of Monterey.
PENGROWTH 2006 | 65

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three Months ended December 31			Twelve Months ended December 31
(thousands, except per unit amounts)	2006	2005	% Change	2006	2005	% Change

INCOME STATEMENT
Oil and gas sales	$350,908	$353,923	(1)	$1,214,093	$1,151,510	5
Net income	$3,310	$116,663	(97)	$262,303	$326,326	(20)
Net income per trust unit	$0.01	$0.73	(99)	$1.49	$2.08	(28)

CASH FLOW
Cash flows from operating activities	$91,237	$196,588	(54)	$554,368	$618,070	(10)
Cash flows from operating activities per trust unit	$0.41	$1.23	(67)	$3.15	$3.93	(20)
Distributable cash*	$140,405	$189,379	(26)	$575,884	$608,217	(5)
Distributable cash per trust unit*	$0.64	$1.19	(46)	$3.27	$3.87	(16)
Distributions paid or declared	$185,651	$119,858	55	$559,063	$445,977	25
Distributions paid or declared per trust unit	$0.75	$0.75	—	$3.00	$2.82	6
Payout ratio*	132%	63%		97%	73%
Capital expenditures	$121,781	$60,093	103	$300,809	$175,693	71
Capital expenditures per trust unit	$0.55	$0.38	45	$1.71	$1.12	53
Weighted average number of trust units outstanding	220,734	159,528	38	175,871	157,127	12

BALANCE SHEET
Working capital				$(149,937)	$(112,205)	34
Property, plant and equipment				$3,741,602	$2,067,988	81
Long term debt				$604,200	$368,089	64
Trust unitholders’ equity				$3,049,677	$1,475,996	107
Trust unitholders’ equity per trust unit				$12.50	$9.23	35
Number of trust units outstanding at year end				244,017	159,864	53

DAILY PRODUCTION
Crude oil (bbls)	25,000	21,179	18	21,821	20,799	5
Heavy oil (bbls)	4,695	5,410	(13)	4,964	5,623	(12)
Natural gas (mcf)	234,050	168,862	39	175,578	161,056	9
Natural gas liquids (bbls)	8,910	6,710	33	6,774	6,093	11
Total production (boe)	77,614	61,442	26	62,821	59,357	6

TOTAL PRODUCTION (mboe)	7,141	5,653	26	22,930	21,665	6

PRODUCTION PROFILE
Crude oil	32%	34%		35%	35%
Heavy oil	6%	9%		8%	10%
Natural gas	50%	46%		46%	45%
Natural gas liquids	12%	11%		11%	10%

AVERAGE REALIZED PRICES
(after hedging)
Crude oil (per bbl)	$60.35	$59.40	2	$66.85	$58.59	14
Heavy oil (per bbl)	$37.61	$31.77	18	$42.26	$33.32	27
Natural gas (per mcf)	$7.12	$11.97	(41)	$7.22	$8.76	(18)
Natural gas liquids (per bbl)	$52.69	$58.46	(10)	$57.11	$54.22	5
Average realized price per boe	$49.24	$62.55	(21)	$52.88	$53.02	—

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)				112,388	98,684	14
Heavy oil (mbbls)				18,336	15,790	16
Natural gas (bcf)				827	516	60
Natural gas liquids (mbbls)				29,142	18,985	54
Total oil equivalent (mboe)				297,774	219,396	36

*	See the section entitled “Non-GAAP Financial Measures”. Prior year restated to conform to presentation adopted in current year.
66 | PENGROWTH 2006

Management’s Discussion
and Analysis
RESULTS OF OPERATIONS
PRODUCTION
Average daily production increased six percent in 2006, compared to 2005 and 33 percent in the fourth quarter of 2006 from the third quarter of 2006. This increase is attributable primarily to the Carson Creek and Esprit Trust acquisitions which were completed late in the third quarter and in the fourth quarter of 2006, respectively and contributions from ongoing development activities.
At this time, Pengrowth anticipates 2007 full year production of 83,000 to 87,500 boe per day. This estimate incorporates production from the CP properties acquisition disclosed in the Subsequent Events section of the MD&A. It also includes expected divestitures during the first half of 2007 of approximately 7,700 boe per day of current production. The above estimate excludes the impact from any future acquisitions, if they were to occur.
Daily Production

	Three months ended			Twelve months ended
	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light crude oil (bbls)	25,000	20,651	21,179	21,821	20,799
Heavy oil (bbls)	4,695	5,272	5,410	4,964	5,623
Natural gas (mcf)	234,050	158,757	168,862	175,578	161,056
Natural gas liquids (bbls)	8,910	5,961	6,710	6,774	6,093

Total boe per day	77,614	58,344	61,442	62,821	59,357

Light crude oil production volumes increased five percent year-over-year, 21 percent in the fourth quarter of 2006 compared to the third quarter and 18 percent when compared to the fourth quarter of 2005. The additional volumes from the Esprit Trust and Carson Creek acquisitions had a positive impact on production that more than offset natural production declines.
Heavy oil production decreased 12 percent year-over-year and 13 percent when comparing the fourth quarter of 2006 to the same quarter of 2005 due to natural production declines. Production was temporarily shut-in during the fourth quarter of 2006 at Tangleflags to facilitate a new drilling program and natural production declines were responsible for the 11 percent decrease in the fourth quarter of 2006 compared to the third quarter of 2006.
Natural gas production increased nine percent year-over-year. Additional production volumes from acquisitions, development activities, particularly at Prespatou, Princess and Cutbank/Tupper and increased gas sales at Judy Creek due to lower gas solvent utilization, combined to more than offset the Monterey divestiture and the operational downtime at the Sable Offshore Energy Project (SOEP) during the second and fourth quarters of 2006. The 47 percent increase in volumes in the fourth quarter of 2006 compared to the third quarter of 2006 is due to acquisitions and the drilling results from the Cutbank/Tupper area which more than offset the downtime at SOEP for the compression program. The 39 percent increase in production volumes for the fourth quarter of 2006 compared to the same period of 2005 was due to acquisitions, drilling results from the Cutbank/Tupper area which more than offset the downtime at SOEP in 2006, the Monterey divestiture and natural production declines.
PENGROWTH 2006 | 67

Management’s Discussion
and Analysis
Natural gas liquids (NGLs) production increased 11 percent year-over-year primarily due to acquisitions. Production volumes nearly doubled in the fourth quarter of 2006 in comparison to the third quarter of 2006 due to acquisitions and additional condensate at SOEP partially offset by natural production declines. The 33 percent increase in production volumes for the fourth quarter of 2006 compared to the same period of 2005 was due to acquisitions, which more than offset the Monterey divestiture and natural production declines.
PRICING AND COMMODITY PRICE HEDGING
On a year-over-year basis, the nearly 17 percent increase in U.S. based prices for North American crude oil and improved differentials for heavy oil during 2006 were partially offset by the negative impact of lower gas prices.
AVERAGE REALIZED PRICES

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light crude oil (per bbl)	60.94	75.53	67.00	68.83	65.47
after hedging	60.35	72.61	59.40	66.85	58.59
Heavy oil (per bbl)	37.61	51.47	31.77	42.26	33.32
Natural gas (per mcf)	6.82	6.22	12.80	7.08	8.99
after hedging	7.12	6.29	11.97	7.22	8.76
Natural gas liquids (per bbl)	52.69	60.76	58.46	57.11	54.22

Total per boe	48.52	54.51	67.43	53.18	56.06
after hedging	49.24	53.67	62.55	52.88	53.02

Benchmark prices
WTI oil (U.S. $ per bbl)	60.17	70.54	60.05	66.25	56.70
AECO spot gas (Cdn $ per gj)	6.36	5.72	11.08	6.70	8.04
NYMEX gas (U.S. $ per mmbtu)	6.56	6.66	12.97	7.24	8.62
Currency (U.S. $ per Cdn $)	0.88	0.89	0.85	0.88	0.83

As part of our financial management strategy, Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. Pengrowth has committed approximately 40 percent of its production to commodity price contracts in 2007.
HEDGING LOSSES (GAINS)

($ millions)	Three months ended			Twelve months ended
Realized	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light crude oil	1.4	5.5	14.8	15.8	52.2
Light crude oil ($ per bbl)	0.59	2.92	7.60	1.98	6.88

Natural gas	(6.5)	(1.0)	12.9	(8.8)	13.6
Natural gas ($ per mcf)	(0.30)	(0.07)	0.83	(0.14)	0.23

Combined	(5.1)	4.5	27.7	7.0	65.8
Combined ($ per boe)	(0.72)	0.84	4.88	0.30	3.04

68 | PENGROWTH 2006

Management’s Discussion
and Analysis
Effective May 1, 2006, Pengrowth no longer designates new commodity price contracts as hedges. Pengrowth has recognized any changes to the fair value of commodity contracts entered into after May 1, 2006 on the income statement.
Commodity price contracts in place at December 31, 2006 are detailed in Note 20 to the financial statements. At December 31, 2006, the mark-to-market value of the outstanding commodity contracts represented an unrealized potential gain of $37.1 million, which includes a $26.5 million gain on a year to date basis that has been recognized on the income statement. The $26.5 million unrealized gain is a non-cash item and is not reflected in oil and gas sales. The balance of the gain of $10.6 million was capitalized as part of the purchase price allocation for Esprit Trust. Compared to December 31, 2005, the mark-to-market value of the commodity contracts represented a potential loss of $18.4 million, none of which was recognized on the income statement at that time.
In conjunction with an acquisition, which closed in 2004, Pengrowth assumed certain fixed price natural gas sales contracts and firm pipeline demand charge contracts. Under the fixed price natural gas sales contracts, Pengrowth is obligated to sell 3,886 mmbtu per day until April 30, 2009 at an average remaining contract price of Cdn $2.34 per mmbtu. As required by Canadian GAAP, the fair value of the natural gas sales contract was recognized as a liability based on the mark-to-market value at May 31, 2004. The liability at December 31, 2006 of $12.9 million for the contracts will continue to be drawn down and recognized in income as the contracts are settled. As this is a non-cash component of income, it is not included in the calculation of distributable cash. As at December 31, 2006, Pengrowth would be required to pay $17.0 million to terminate the fixed price physical sales contract. This amount is not included above in hedging losses (gains).
OIL AND GAS SALES — CONTRIBUTION ANALYSIS

($ millions)	Three months ended						Twelve months ended
	Dec. 31,	% of	Sept. 30,	% of	Dec. 31,	% of	Dec 31,	% of	Dec. 31,	% of
Sales Revenue	2006	total	2006	total	2005	total	2006	total	2005	total

Light crude oil	138.8	40	137.9	48	115.7	33	532.4	44	444.8	39
Natural gas	153.3	44	91.9	32	186.0	53	462.4	38	514.9	45
Natural gas liquids	43.2	12	33.3	11	36.1	10	141.2	12	120.6	10
Heavy oil	16.3	4	24.9	9	15.8	4	76.6	6	68.4	6
Brokered sales/sulphur	(0.7)	—	(0.2)	—	0.3	—	1.5	—	2.8	—

Total oil and gas sales	350.9		287.8		353.9		1,214.1		1,151.5

OIL AND GAS SALES — PRICE AND VOLUME ANALYSIS
The following table illustrates the effect of changes in prices and volumes, on a year-over-year basis, on the components of oil and gas sales, including the impact of hedging.

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Year ended December 31, 2005	444.8	514.9	120.6	68.4	2.8	1,151.5
Effect of change in product prices	26.8	(122.5)	7.1	16.2	—	(72.4)
Effect of change in sales volumes	24.4	47.6	13.5	(8.0)	—	77.5
Effect of change in hedging losses/gains	36.4	22.4	—	—	—	58.8
Other	—	—	—	—	(1.3)	(1.3)

Year ended December 31, 2006	532.4	462.4	141.2	76.6	1.5	1,214.1

PENGROWTH 2006 | 69

Management’s Discussion
and Analysis
PROCESSING, INTEREST AND OTHER INCOME

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Processing, interest & other income	6.2	4.7	4.0	18.8	17.7
$ per boe	0.86	0.88	0.71	0.82	0.82

Processing, interest and other income is primarily derived from fees charged for processing and gathering third party gas, road use and oil and water processing. This income represents the partial recovery of operating expenses reported separately.
ROYALTIES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Royalty expense	73.1	57.8	68.0	241.5	213.9
$ per boe	10.23	10.77	12.03	10.53	9.87

Royalties as a percent of sales	20.8%	20.1%	19.2%	19.9%	18.6%

Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The increase in the royalty rate for 2006 is primarily due to the change in royalties at SOEP. SOEP has a five tier royalty regime based on gross revenue for the first three tiers and net revenue for the final two tiers. During 2005, the royalty obligation at SOEP was approximately two percent of gross revenue (Tier II) but progressed to five percent of gross revenue (Tier III) starting with October 2005 production. The increase to five percent was recognized in March 2006 when the 2005 royalty submission was filed. Commencing with March 2006 production, Pengrowth forecasted, the royalty obligation to be in Tier IV which is 30 percent of net revenue (gross revenue less certain capital and other specified costs associated with producing the gas and natural gas liquids).
The outlook for 2007 is approximately 21 percent royalty as a percentage of Pengrowth’s sales.
OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Operating expenses	99.7	58.8	61.2	270.5	218.1
$ per boe	13.97	10.94	10.83	11.80	10.07

Operating expenses increased $41 million or $3.03 per boe in the fourth quarter of 2006 in comparison to the third quarter of 2006. Increased utility costs and higher maintenance ($12 million), the Esprit Trust ($18 million or $10.96 per boe) and Carson Creek ($6 million or $16.54 per boe) acquisitions were the most significant reasons for the increase in expenses. Carson Creek has operating costs per boe that are generally higher than Pengrowth’s average due to its high utility requirements, but are expected to improve as utility costs decline and operating synergies are captured. Operating expenses increased almost $39 million in the fourth quarter of 2006 in comparison to the fourth quarter of 2005. Increased utility costs and higher maintenance ($9 million), the Esprit Trust ($18 million) and Carson Creek ($7 million) acquisitions were the most significant reasons for the increase in operating expenses. In
70 | PENGROWTH 2006

Management’s Discussion
and Analysis
comparing year-over-year, operating expenses increased by approximately $53 million. Increased utility costs and higher maintenance ($17 million), the Esprit Trust ($18 million) and Carson Creek ($7 million) acquisitions and higher salaries and employee retention programs were the primary reasons for the increase.
Operating expenses include costs incurred to earn processing and other income which are reported separately.
Pengrowth expects total operating expenses for 2007 to increase when compared to 2006 and are anticipated to total approximately $405 million or $13.00 per boe. Pengrowth expects to spend approximately $14.5 million per year, prior to inflation, excluding contributions to remediation trust funds, over the next ten years on remediation and abandonment.
TRANSPORTATION COSTS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light oil transportation	0.5	0.5	0.5	2.0	2.2
$ per bbl	0.21	0.26	0.27	0.25	0.29
Natural gas transportation	1.8	1.3	1.8	5.6	5.7
$ per mcf	0.09	0.09	0.12	0.09	0.10

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon industry rates and distance the product flows on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Prior to December 31, 2006, Pengrowth sold most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead, but at the first major trading point, requiring minimal transportation costs.
AMORTIZATION OF INJECTANTS FOR MISCIBLE FLOODS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Purchased and capitalized	9.4	7.9	14.5	34.6	34.7
Amortization	9.3	8.8	7.1	34.6	24.4

The cost of injectants (primarily natural gas and ethane) purchased for injection in miscible flood programs is amortized equally over the period of expected future economic benefit. Prior to 2005, the expected future economic benefit from injection was estimated at 30 months, based on the results of previous flood patterns. Commencing in 2005, the response period for additional new patterns being developed is expected to be somewhat shorter relative to the historical miscible patterns in the project. Accordingly, the cost of injectants purchased in 2005 and 2006 is amortized over a 24 month period while costs incurred for the purchase of injectants in prior periods is amortized over 30 months. As of December 31, 2006, the balance of unamortized injectant costs was $35.3 million.
The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these injectants is included in operating expenses. The cost of purchased injectants decreased minimally year-over year as the increased injectant volume of natural gas liquids offset the lower price paid for gas volumes injected.
PENGROWTH 2006 | 71

Management’s Discussion
and Analysis
OPERATING NET BACKS
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an operating netback of $29.59 per boe (after hedging) in 2006 compared to $32.54 per boe (after hedging) in 2005, mainly due to higher operating and royalty expenses.

	Three months ended			Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	49.24	53.67	62.55	52.88	53.02
Other production income	(0.09)	(0.06)	0.06	0.06	0.13

	49.15	53.61	62.61	52.94	53.15
Processing, interest and other income	0.86	0.88	0.71	0.82	0.82
Royalties	(10.23)	(10.77)	(12.02)	(10.53)	(9.87)
Operating expenses	(13.97)	(10.94)	(10.83)	(11.80)	(10.07)
Transportation costs	(0.33)	(0.33)	(0.41)	(0.33)	(0.36)
Amortization of injectants	(1.31)	(1.63)	(1.25)	(1.51)	(1.13)

Operating netback	24.17	30.82	38.81	29.59	32.54

	Three months ended			Twelve months ended
Light Crude Netbacks ($ per bbl)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	60.35	72.61	59.40	66.85	58.59
Other production income	(0.31)	(0.19)	0.17	0.13	0.37

	60.04	72.42	59.57	66.98	58.96
Processing, interest and other income	0.64	0.60	0.34	0.58	0.47
Royalties	(11.65)	(12.19)	(6.47)	(10.63)	(8.64)
Operating expenses	(17.95)	(13.20)	(14.32)	(13.78)	(12.28)
Transportation costs	(0.21)	(0.26)	(0.27)	(0.25)	(0.29)
Amortization of injectants	(4.08)	(4.61)	(3.63)	(4.35)	(3.21)

Operating netback	26.79	42.76	35.22	38.55	35.01

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	37.61	51.47	31.77	42.26	33.32
Processing, interest and other income	0.80	0.38	0.74	0.43	0.36
Royalties	(5.44)	(6.27)	(2.98)	(4.53)	(4.53)
Operating expenses	(14.06)	(16.28)	(11.60)	(15.16)	(15.65)

Operating netback	18.91	29.30	17.93	23.00	13.50

72 | PENGROWTH 2006

Management’s Discussion
and Analysis

	Three months ended			Twelve months ended
Natural Gas Netbacks ($ per mcf)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	7.12	6.29	11.97	7.22	8.76
Other production income	—	—	—	0.01	—

	7.12	6.29	11.97	7.23	8.76
Processing, interest and other income	0.20	0.23	0.19	0.21	0.23
Royalties	(1.41)	(1.34)	(2.62)	(1.54)	(1.70)
Operating expenses	(1.90)	(1.38)	(1.38)	(1.65)	(1.24)
Transportation costs	(0.09)	(0.09)	(0.12)	(0.09)	(0.10)

Operating netback	3.92	3.71	8.04	4.16	5.95

	Three months ended			Twelve months ended
NGLs Netbacks ($ per bbl)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	52.69	60.76	58.46	57.11	54.22
Royalties	(16.61)	(21.84)	(21.29)	(20.17)	(17.66)
Operating expenses	(14.00)	(10.26)	(10.05)	(11.12)	(9.04)

Operating netback	22.08	28.66	27.12	25.82	27.52

INTEREST
Interest expense increased approximately 49 percent to $32.1 million in 2006 from $21.6 million in 2005, reflecting a higher average debt level combined with higher interest rates and higher standby fees in 2006. Approximately 39 percent of Pengrowth’s outstanding long term debt as at December 31, 2006 incurs interest expense payable in U.S. dollars and therefore remains subject to fluctuations in the U.S. dollar exchange rate.
GENERAL AND ADMINISTRATIVE (G&A)

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Cash G&A expense	11.7	6.8	7.7	34.1	27.4
$ per boe	1.63	1.27	1.36	1.49	1.27
Non-cash G&A expense	(0.3)	0.9	0.8	2.5	2.9
$ per boe	(0.04)	0.17	0.14	0.11	0.13

Total G&A	11.4	7.7	8.5	36.6	30.3
Total G&A ($ per boe)	1.59	1.44	1.50	1.60	1.40

The cash component of G&A for the fourth quarter of 2006 compared to the third quarter of 2006 increased $4.9 million due to the increase in salaries resulting from the Esprit Trust business combination and employee retention programs ($1.8 million), increased office rent ($0.7 million), year-end reserves report ($0.6 million) and $1.0 million for estimated reimbursement of G&A expenses incurred by the Manager, pursuant to the management agreement. Employee retention programs and additional expenses relating to the Esprit Trust business combination were the main reasons for the $6.3 million increase year-over-year.
PENGROWTH 2006 | 73

Management’s Discussion
and Analysis
MANAGEMENT FEES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Management Fee	0.9	0.8	2.2	7.0	9.1
Performance Fee	(1.6)	2.2	2.2	2.9	6.9

Total	(0.7)	3.0	4.4	9.9	16.0
Total ($ per boe)	(0.09)	0.56	0.77	0.43	0.74

Under the current management agreement, which came into effect July 1, 2003, the Manager will earn a performance fee if the Trust’s total returns exceed eight percent per annum on a three year rolling average basis. The maximum fees payable until June 30, 2006, including the performance fee, were limited to 80 percent of the fees plus expenses that would otherwise have been payable under the original management agreement that was effective prior to July 1, 2003. Commencing July 1, 2006, for the remaining three year term, the maximum fees payable are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million, whichever is lower. The current agreement expires on June 30, 2009 and does not contain a further right of renewal.
RELATED PARTY TRANSACTIONS
Details of related party transactions incurred in 2006 and 2005 are provided in Note 18 to the financial statements. These transactions include the management fees paid to the Manager. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation. The management fees paid to the Manager are pursuant to a management agreement which has been approved by the trust unitholders. Mr. Kinnear does not receive any salary or bonus in his capacity as a director and officer of the Corporation and has not received any new trust unit options or rights since November 2002.
Related party transactions in 2006 also include $1.0 million (2005 — $0.7 million) paid to a law firm controlled by the Vice President and Corporate Secretary of the Corporation, Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Vice President and Corporate Secretary of the Corporation. Mr. Selby has been granted 12,507 trust unit rights and 2,085 deferred entitlement units in 2006.
On January 12, 2006, Pengrowth divested non-core oil and gas properties for consideration of $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey. Pengrowth holds approximately 34 percent of the common shares of Monterey. In December 2006, two senior officers of the Corporation directly and indirectly purchased a total of 30,000 shares of Monterey for a total consideration of $150,000 in a new share offering marketed by an independent broker.
TAXES
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the Board, funds can be withheld from distributable cash to fund future capital expenditures, repay debt or other corporate purposes. In the event withholdings increased sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure. As a result, none of the Trust’s subsidiaries anticipate the payment of any cash income taxes in the foreseeable future.
74 | PENGROWTH 2006

Management’s Discussion
and Analysis
Effective January 1, 2006, the federal government eliminated the Large Corporations tax. Large Corporations tax in 2005 amounted to $2.2 million.
The acquisition of Esprit Trust resulted in Pengrowth recording an additional future tax liability of $110.6 million. Additionally, the acquisition of Carson Creek resulted in an additional future tax liability of $121.4 million. In 2005, the acquisition of Crispin Energy Inc. (Crispin) resulted in Pengrowth recording an additional tax liability of $22.2 million. The future tax liabilities represent the difference between the tax basis and the fair values assigned to the acquired assets. A comparison of the fair value and tax basis at the end of the year reduced the future tax liability by $14.3 million to $327.8 million.
On October 31, 2006, the Minister of Finance (Canada) announced tax proposals which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders (the “October 31 Proposals”). The October 31 Proposals will apply to a specified investment flow-through (SIFT) trust and will apply a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.
On December 21, 2006, the Department of Finance (Canada) released draft legislation to implement the October 31 Proposals discussed above. The draft legislation appears to be generally consistent with details included in the October 31 announcement.
It is expected that Pengrowth will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Pengrowth will not be subject to the October 31 Proposals until January 1, 2011.
Under the existing provisions of the Tax Act, Pengrowth can generally deduct in computing its income for a taxation year any amount of income that it distributes to unitholders in the year and, on that basis, Pengrowth is generally not liable for any material amount of tax.
Pursuant to the October 31 Proposals, commencing January 1, 2011, (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), Pengrowth will not be able to deduct certain portions of its distributed income (referred to as specified income). Pengrowth will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5 percent.
Pengrowth may lose the benefit of the four year grandfathering period if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010. It is anticipated that the issuance of 24,265,000 trust units on December 8, 2006 for gross proceeds of $461 million will constitute a portion of the 40 percent normal growth limit for the period ending on December 31, 2007.
PENGROWTH 2006 | 75

Management’s Discussion
and Analysis
Pursuant to the draft legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. If the October 31 Proposals are implemented, the trust would be required to recognize, on a prospective basis, future income taxes on temporary differences in Trust.
If the October 31 Proposals are implemented, it is expected that the imposition of tax at the Pengrowth trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to unitholders.
FOREIGN CURRENCY GAINS AND LOSSES
Pengrowth recorded an immaterial net foreign exchange loss in 2006, compared to a foreign exchange gain of $7.0 million in 2005. Included in the 2006 loss is a $0.5 million unrealized foreign exchange loss compared to a $7.8 million unrealized foreign exchange gain related to the translation of the U.S. dollar denominated debt using the closing exchange rate at the end of each year. Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the following month. As a result of the changes in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange gain was recorded to the extent that there was a difference between the average exchange rate for the month of production and the exchange rate at the date the payments were received on that portion of production sales that are received in U.S. dollars. Pengrowth has arranged a portion of its long term debt in U.S. dollars as a natural hedge against changes in the Canadian dollar, as the negative impact on oil and gas sales is somewhat offset by a reduction in the U.S. dollar denominated interest cost. (See note 16 to the financial statements for further detail).
Pengrowth has mitigated the foreign exchange risk on the interest and principal payments related to the U.K. denominated notes (see Note 10 of the financial statements) by using foreign exchange swaps. As a result of applying hedge accounting to this transaction, an unrealized foreign exchange loss of $13.6 million has been included in Other Assets as at December 31, 2006.
DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended		Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Depletion and Depreciation	129.2	83.5	71.4	351.6	285.0
$ per boe	18.09	15.56	12.63	15.33	13.15
Accretion	4.9	4.5	3.6	16.6	14.2
$ per boe	0.68	0.84	0.64	0.72	0.65

Depletion and depreciation of property, plant and equipment is provided on the unit of production method based on total proved reserves. The increase in 2006 rates for both depletion and depreciation and accretion is due to the inclusion of the property, plant and equipment from the Carson Creek and Esprit Trust acquisitions.
Pengrowth’s Asset Retirement Obligations (ARO) liability increases by the amount of accretion, which is a charge to net income as a result of the passage of time. The accretion expense is based on a credit adjusted risk-free rate of eight percent per year.
CEILING TEST
Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves; the lower of cost and market of unproved properties; and the cost of major development projects exceeds the carrying value. When the
76 | PENGROWTH 2006

Management’s Discussion
and Analysis
carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves; the lower of cost and market of unproved properties; and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. There was a significant surplus in the ceiling test at year-end 2006.
ASSET RETIREMENT OBLIGATIONS
The total future ARO is estimated by management based on estimated costs to remediate, reclaim and abandon wells and facilities based on Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total ARO to be $255 million as at December 31, 2006 (2005 — $185 million), based on a total escalated future liability of $1,530 million (2005 — $1,041 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2035 and 2054. Pengrowth’s credit adjusted risk free rate of eight percent (2005 — eight percent) and an inflation rate of two percent (2005 — two percent) were used to calculate the net present value of the ARO.
REMEDIATION TRUST FUNDS & REMEDIATION AND ABANDONMENT EXPENSES
During 2006, Pengrowth contributed $3.2 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The balance in these remediation trust funds was $11.1 million at December 31, 2006.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. In 2006, Pengrowth spent $9.1 million on abandonment and reclamation (2005 — $7.4 million). Pengrowth expects to spend approximately $14.5 million per year, prior to inflation, excluding contributions to remediation trust funds, over the next ten years on remediation and abandonment.
OTHER EXPENSES
On a year-over-year basis, other expenses increased $6.2 million primarily due to costs related to the consolidation of Class A and Class B trust units ($2.7 million) completed in July 2006 and one time legal fees from a predecessor company ($2.7 million).
GOODWILL
As at December 31, 2006, Pengrowth recorded goodwill of $598.3 million, an increase of $415.5 million from December 31, 2005. In accordance with Canadian GAAP, Pengrowth recorded goodwill of $129.7 million and $285.7 million upon the Carson Creek area acquisition and the Esprit Trust business combination, respectively, in 2006. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including the future income tax liability. Details of the acquisitions are provided in Note 3 of the financial statements. Management has assessed goodwill for impairment and determined there is no impairment at December 31, 2006.
CAPITAL EXPENDITURES
During 2006, Pengrowth spent $300.8 million on development and optimization activities. This year’s capital program was one of Pengrowth’s most successful to date and resulted in the replacement of approximately 99 percent of production through internal development. The largest expenditures were at Judy Creek ($42.5 million), SOEP ($22.4 million), Weyburn ($20.2 million), Twining ($18.2 million), Bodo ($14.2 million), Three Hills Creek ($13.8 million), Quirk Creek ($13.0 million), West Pembina ($9.7 million), Olds ($8.5 million) and Prespatou ($6.6 million). Pengrowth engages in limited exploration activities and in 2006 most of the capital spent on development was directed towards increasing production and improving reserve recovery through infill drilling. An additional $1,449.3 million was incurred in 2006 to complete the Esprit Trust, Carson Creek, Dunvegan Unit and other acquisitions compared to $180.5 million to complete the Crispin and Swan Hills acquisitions in 2005.
PENGROWTH 2006 | 77

Management’s Discussion
and Analysis

	Three months ended		Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Geological and geophysical	6.1	0.5	—	8.9	1.4
Drilling and completions	83.6	42.2	41.1	217.1	130.3
Plant and facilities	26.6	9.4	10.2	56.9	34.1
Land purchases	5.5	4.7	8.8	17.9	9.9

Development capital	121.8	56.8	60.1	300.8	175.7

Cash costs for business acquisitions	4.8	475.6	(0.6)	500.5	0.9
Cash costs for property acquisitions	0.5	(1.7)	(1.3)	52.9	91.6
Value of trust units issued for acquisitions	895.9	—	—	895.9	88.0

Total value of cash and trust units issued for acquisitions	901.2	473.9	(1.9)	1,449.3	180.5

Total capital expenditures and acquisitions	1,023.0	530.7	58.2	1,750.1	356.2

Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $275 million for 2007. Two thirds of the 2007 capital program is expected to be spent on the drilling program and the remainder of the budget is expected to be spent on facility maintenance and optimization and land and seismic purchases.
In addition to the 2007 capital development program, Pengrowth expects to invest $25 million to prepare its new head office building.
RESERVES
Pengrowth reported year-end proved reserves of 225.9 mmboe and proved plus probable reserves of 297.8 mmboe compared to 175.6 mmboe and 219.4 mmboe at year end 2005. Further details of Pengrowth’s 2006 year-end reserves are provided in this annual report and the AIF.
ACQUISITIONS AND DISPOSITIONS
On October 2, 2006 Pengrowth completed a business combination with Esprit Trust (“the Combination”). Under the terms of the Combination agreement, each Esprit Trust unit was exchanged for 0.53 of a Pengrowth trust unit. As a result of the Combination, approximately 34,725,157 Pengrowth trust units were issued to Esprit Trust unitholders. (See Note 3 of the financial statements).
On September 28, 2006, Pengrowth acquired from ExxonMobil Canada all of the issued and outstanding shares of a company which had interests in oil and natural gas assets in the Carson Creek area of Alberta and the adjacent Carson Creek Gas Plant for $475 million.
On March 30, 2006, Pengrowth closed the acquisition of an additional working interest in the Dunvegan Unit as well as some minor oil and gas properties in central Alberta for approximately $48 million.
On January 12, 2006, Pengrowth divested non-core oil and gas properties for consideration of $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey. Pengrowth holds approximately 34 percent of the common shares of Monterey.
78 | PENGROWTH 2006

Management’s Discussion
and Analysis
WORKING CAPITAL
Working capital declined $37.7 million from a working capital deficiency of $112.2 million at December 31, 2005 to a working capital deficiency of $149.9 million as at December 31, 2006. Most of the increased working capital deficiency is attributable to an increase in accounts payable and accrued liabilities and distributions payable to unitholders, offset by an increase in accounts receivable as at December 31, 2006.
Pengrowth frequently operates with a working capital deficiency as a result of the fact that distributions related to two production months of operating income are payable to unitholders at the end of any month, but only one month of production is still receivable. For example, at the end of December, distributions related to November and December production months were payable on January 15 and February 15, respectively. November’s production revenue, received on December 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on January 15.
FINANCIAL RESOURCES AND LIQUIDITY
Pengrowth’s capitalization is as follows:

As at December 31
($ thousands)	2006	2005

Term credit facilities	257,000	35,000
Senior unsecured notes	347,200	333,089
Working capital deficit	140,563	77,638
Note payable	—	20,000
Bank indebtedness	9,374	14,567

Net debt excluding convertible debentures	754,137	480,294

Convertible debentures	75,127	—

Net debt including convertible debentures	829,264	480,294

Trust unitholders’ equity	3,049,677	1,475,996

Net debt excluding convertible debentures as a percentage of total book capitalization	19.8%	24.6%
Net debt including convertible debentures as a percentage of total book capitalization	21.4%	24.6%

Cash flow from operating activities	554,368	618,070

Net debt excluding convertible debentures to cash flow from operating activities	1.4	0.8
Net debt including convertible debentures to cash flow from operating activities	1.5	0.8

The $222 million increase in the term credit facilities as at December 31, 2006 from December 31, 2005 is primarily due to capital expenditures, acquisitions including assumed debt, deposit on the CP Properties acquisition, repayment of the SOEP note payable and redemption of convertible debentures all of which exceeds cash withheld, proceeds from the Monterey transaction and net proceeds from the equity offerings that closed September 28, 2006 and December 8, 2006.
PENGROWTH 2006 | 79

Management’s Discussion
and Analysis
Pengrowth funds its capital expenditures through a combination of cash withholdings, available credit from its bank credit facilities and proceeds from exercise of trust unit rights and the distribution reinvestment plan. The credit facility and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could impact our access to bank credit facilities and our ability to fund operations and maintain distributions.
At December 31, 2006, Pengrowth maintained a $950 million term credit facility and a $35 million demand operating line of credit. These facilities were reduced by drawings of $257 million and by $18 million in letters of credit outstanding at year end. Pengrowth remains well positioned to fund its 2007 development program and to take advantage of acquisition opportunities as they arise. At December 31, 2006, Pengrowth had approximately $700 million available to draw from its credit facilities.
Pengrowth does not have any off balance sheet financing arrangements.
Pengrowth’s U.S. $200 million senior unsecured notes, Pound sterling denominated 50 million senior unsecured notes, and the term credit facilities have certain financial covenants which may restrict the total amount of Pengrowth’s borrowings. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the term credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times Earnings Before Income Taxes Depreciation and Amortization (EBITDA) for the last four fiscal quarters.
2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters.
3.	Total senior debt should be less than 50 percent of total book capitalization.
4.	EBITDA should not be less than four times interest expense.
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as Other Material Contracts. As at December 31, 2006, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default. In the event that Pengrowth was not in compliance with any of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures were originally issued on July 28, 2005 for a $100 million principal amount with interest paid semi-annually in arrears on June 30 and December 31 of each year. At October 2, 2006, $95.8 million principal amount of debentures was outstanding. Each $1,000 principal amount of debentures is convertible at the option of the holder at any time into fully paid Pengrowth trust units at a conversion price of $25.54 per trust unit. The debentures
80 | PENGROWTH 2006

Management’s Discussion
and Analysis
mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. Pursuant to a change of control provision in the Debenture Indenture, Pengrowth was required to make an offer to purchase all of the outstanding debentures at a price equal to 101 percent of the principal amount, plus any accrued and unpaid interest. The amount of accrued interest paid on the redemption was $0.6 million. On December 12, 2006, Pengrowth redeemed the tendered debentures for cash proceeds of $21.8 million (including accrued interest and offer premium). As at December 31, 2006, the principal amount of debentures outstanding was $74.7 million.
DISTRIBUTABLE CASH AND DISTRIBUTIONS
There is no standardized measure of distributable cash and therefore distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. The following table provides a reconciliation of distributable cash and payout ratio:

	Three months ended		Twelve months ended
($ thousands, except per trust unit amounts)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Cash flows from operating activities	91,237	179,971	196,588	554,368	618,070
Change in non-cash operating working capital	50,714	(37,028)	(7,993)	24,331	(9,833)

Funds generated from operations	141,951	142,943	188,595	578,699	608,237
Change in remediation trust funds	(1,546)	(599)	784	(2,815)	(20)

Distributable cash (2)	140,405	142,344	189,379	575,884	608,217

Distributions paid or declared	185,651	132,513	119,858	559,063	445,977
Distributable cash per trust unit (2)	0.64	0.88	1.19	3.27	3.87
Distributions paid or declared per trust unit	0.75	0.75	0.75	3.00	2.82
Payout ratio (1) (2)	132%	93%	63%	97%	73%

(1)	Payout ratio is calculated as distributions paid or declared divided by distributable cash.

(2)	Prior year restated to conform to presentation adopted in the current year.
Pengrowth does not deduct capital expenditures when calculating distributable cash (2006 — $300.8 million, 2005 — $175.7 million). As a result of the depleting nature of Pengrowth’s oil and natural gas assets, some level of capital expenditures is required to minimize production declines while other capital is required to optimize facilities. While Pengrowth does deduct actual expenditures on ARO and contributions to remediation trust funds, no deduction is made for future remediation commitments or accretion expense charged to the ARO reported on the balance sheet as those obligations will be funded out of cash flow generated in the future. Pengrowth’s calculation of distributable cash also adds back changes in operating working capital. In times of commodity price volatility, including working capital changes results in cash flows from operations and payout ratios which may be inconsistent with actual results. Pengrowth calculates and presents distributable cash to provide investors with a measure of the changes in cash available to be distributed to unitholders. As a result of the volatility in commodity prices and changes in production levels, Pengrowth may not report the same amount of distributable cash in each period and may temporarily borrow funds to maintain distributions.
Distributable cash is derived from producing and selling oil, natural gas and related products. As such, distributable cash is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to fix the commodity price and mitigate price volatility on a portion of its 2007 and 2008 sales volumes. Details of commodity contracts are contained in Note 20 to the financial statements.
PENGROWTH 2006 | 81

Management’s Discussion
and Analysis
The Board of Directors and Management regularly monitor forecasted distributable cash and payout ratio. The Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the Board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs.
In 2006, Pengrowth paid out or declared 97 percent of its distributable cash as distributions to unitholders and 132 percent in the fourth quarter. The payout ratio in the fourth quarter reflects distributions paid out or declared on trust units issued for the acquisition of Esprit Trust and for the acquisition the CP Properties. However, due to the usual delays in receiving cash flow from production as well as the early 2007 closing of the CP Properties acquisition, the corresponding cash flow is not reflected in operating results.
Cash distributions are paid to unitholders on the 15th day of the second month following the month of production. Pengrowth paid $0.75 per trust unit as cash distributions during the fourth quarter of 2006 and $3.00 for the full year of 2006.
TAXABILITY OF DISTRIBUTIONS
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
At this time, Pengrowth anticipates that approximately 90 to 95 percent of 2007 distributions will be taxable to Canadian residents. This estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.
Unitholders can find additional tax information in the summary of Canadian and United States Federal Income Tax Considerations contained in Pengrowth’s AIF available on SEDAR at www.sedar.com. For U.S. readers, the AIF forms part of Pengrowth’s Form 40-F available at www.sec.gov. Unitholders are encouraged to consult their individual financial advisors to discuss their specific situation.
82 | PENGROWTH 2006

Management’s Discussion
and Analysis
COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ thousands)	2007	2008	2009	2010	2011	thereafter	Total

Long term debt (1)	—	—	257,000	174,810	—	158,759	590,569
Interest payments on long term debt (2)	30,172	30,172	23,202	11,585	8,704	25,538	129,373
Convertible debentures (3)	—	—	—	74,741	—	—	74,741
Interest payments on convertible debentures (4)	4,858	4,858	4,858	4,858	—	—	19,432
Other (5)	7,350	7,387	6,494	6,019	5,790	35,923	68,963

	42,380	42,417	291,554	272,013	14,494	220,220	883,078

Purchase obligations
Pipeline transportation	47,959	42,215	33,317	18,758	18,207	59,589	220,045
CO2 purchases (6)	7,651	5,845	4,232	4,267	3,772	14,876	40,643

	55,610	48,060	37,549	23,025	21,979	74,465	260,688
Remediation trust fund payments	250	250	250	250	250	11,750	13,000

	98,240	90,727	329,353	295,288	36,723	306,435	1,156,766

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt. (see Note 10 of the financial statements)

(2)	Interest payments relate to the interest payable on foreign denominated fixed rate debt using the year-end exchange rate.

(3)	Includes repayment of convertible debentures on maturity (see Note 9 of the financial statements), and assumes no conversion of convertible debentures to trust units.

(4)	Includes annual interest on convertible debentures outstanding at year-end and assumes no conversion of convertible debentures prior to maturity.

(5)	Includes office rent and vehicle leases.

(6)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate. For the Judy Creek CO2 pilot project, prices are denominated in Canadian dollars.
PENGROWTH 2006 | 83

Management’s Discussion
and Analysis
SUMMARY OF TRUST UNIT TRADING DATA

	High	Low	Close	Volume	Value
				(000's)	($ millions)

TSX — PGF.A ($ Cdn)
2006 1st quarter	28.96	24.96	26.88	1,244	33.8
2nd quarter	28.50	24.20	26.70	1,810	47.6
3rd quarter *	28.25	24.95	25.30	4,297	110.6
4th quarter	—	—	—	—	—
Year	28.96	24.20	25.30	7,351	192.0

2005 1st quarter	28.29	22.15	24.03	2,049	53.3
2nd quarter	27.90	23.95	27.20	1,798	46.4
3rd quarter	30.10	26.30	29.50	2,047	58.0
4th quarter	29.80	23.64	27.41	1,324	35.2
Year	30.10	22.15	27.41	7,218	192.9

TSX — PGF.B ($ Cdn)
2006 1st quarter	24.50	20.71	23.32	18,338	420.1
2nd quarter	26.05	22.41	26.05	18,982	459.6
3rd quarter *	27.25	24.84	25.31	14,226	364.0
4th quarter	—	—	—	—	—
Year	27.25	20.71	25.31	51,546	1,243.7

2005 1st quarter	19.90	16.10	17.05	29,219	543.7
2nd quarter	19.01	16.37	18.40	19,370	342.5
3rd quarter	21.26	18.25	20.58	22,738	441.0
4th quarter	23.38	17.27	22.65	19,747	411.0
Year	23.38	16.10	22.65	91,074	1,738.2

TSX — PGF.UN ($ Cdn)
2006 1st quarter	—	—	—	—	—
2nd quarter	—	—	—	—	—
3rd quarter *	26.11	21.02	21.94	29,262	708.0
4th quarter	22.69	16.81	19.94	75,576	1,505.0
Year	26.11	16.81	19.94	104,838	2,213.0

NYSE — PGH ($ U.S.)
2006 1st quarter	25.15	21.50	23.10	13,421	316.2
2nd quarter	25.00	21.85	24.09	14,277	337.0
3rd quarter	24.95	18.90	19.62	27,359	604.0
4th quarter	20.25	14.78	17.21	55,108	955.6
Year	25.15	14.78	17.21	110,165	2,212.8

2005 1st quarter	22.94	18.11	20.00	24,621	515.1
2nd quarter	22.74	19.05	22.25	16,153	335.0
3rd quarter	25.75	21.55	25.42	14,502	340.3
4th quarter	25.56	20.00	23.53	17,808	399.7
Year	25.75	18.11	23.53	73,084	1,590.1

*	On July 27, 2006, Pengrowth’s Class A trust units and Class B trust units were consolidated into a single class of trust units pursuant to which the Class A trust units were delisted from the Toronto Stock Exchange, Class A trust units were converted into Class B trust units (with the exception of Class A trust units held by residents of Canada who elected to retain their Class A trust units) and the Class B trust units were renamed as trust units and their trading symbol changed to PGF.UN.
84 | PENGROWTH 2006

Management’s Discussion
and Analysis
SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly results for 2006 and 2005.

2006	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	291,896	283,532	287,757	350,908
Net income ($000’s)	66,335	110,116	82,542	3,310
Net income per trust unit ($)	0.41	0.69	0.51	0.01
Net income per trust unit — diluted ($)	0.41	0.68	0.51	0.01
Distributable cash ($000’s) (1)	140,869	152,266	142,344	140,405
Actual distributions paid or declared per trust unit ($)	0.75	0.75	0.75	0.75
Daily production (boe)	58,845	56,325	58,344	77,614
Total production (mboe)	5,296	5,126	5,368	7,141
Average realized price ($ per boe)	55.04	54.91	53.67	49.24
Operating netback ($ per boe)	31.44	33.94	30.82	24.17

2005	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	239,913	253,189	304,484	353,923
Net income ($000’s)	56,314	53,106	100,243	116,663
Net income per trust unit ($)	0.37	0.34	0.63	0.73
Net income per trust unit — diluted ($)	0.37	0.34	0.63	0.73
Distributable cash ($000’s)(1)	126,144	134,779	157,915	189,379
Actual distributions paid or declared per trust unit ($)	0.69	0.69	0.69	0.75
Daily production (boe)	59,082	57,988	58,894	61,442
Total production (mboe)	5,317	5,277	5,418	5,653
Average realized price ($ per boe)	44.97	47.79	56.07	62.55
Operating netback ($ per boe)	27.70	29.26	33.94	38.81

(1)	Prior year restated to conform to presentation adopted in the current year.
PENGROWTH 2006 | 85

Management’s Discussion
and Analysis
SELECTED ANNUAL INFORMATION FINANCIAL RESULTS
Oil and gas sales increased in 2005 due to a full year of production from the Murphy acquisition which was completed May 31, 2004. Oil and gas sales for 2006 increased due to the Carson Creek and Esprit Trust acquisitions completed late in the third quarter and fourth quarter 2006.

	Twelve months ended December 31
($ thousands)	2006	2005	2004

Oil and gas sales	1,214,093	1,151,510	815,751
Net income	262,303	326,326	153,745
Net income per trust unit ($)	1.49	2.08	1.15
Net income per trust unit — diluted ($)	1.49	2.07	1.15
Distributable cash (1)	575,884	608,217	402,077
Actual distributions paid or declared per trust unit ($)	3.00	2.82	2.63
Total assets	4,669,972	2,391,432	2,276,534
Long term debt (2)	679,327	368,089	365,400
Trust unitholders’ equity	3,049,677	1,475,996	1,462,211
Number of trust units outstanding at year end (thousands)	244,017	159,864	152,973

(1)	Prior years restated to conform to presentation adopted in the current year.

(2)	Includes long term debt, long term portion of note payable and convertible debentures.
BUSINESS RISKS
The amount of distributable cash available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
•	The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability.
•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.
•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.
•	Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation including implementation of the October 31 Proposals governing such royalties, taxes and fees and other changes to federal and provincial legislation could have a material adverse impact on Pengrowth’s financial results and the value of Pengrowth’s trust units.
86 | PENGROWTH 2006

Management’s Discussion
and Analysis
•	Oil and natural gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.
•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.
•	Pengrowth’s oil and gas reserves will be depleted over time and our level of distributable cash and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets. Additional uncertainty with new legislation may limit access to capital or increase the cost of raising capital.
•	Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.
•	A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.
•	Increased activity within the oil and gas sector has increased the cost of goods and services and makes it more difficult to hire and retain professional staff.
•	Changing interest rates influence borrowing costs and the availability of capital.
•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.
•	Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units.
•	Canadian/U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.
•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.
These factors should not be considered to be exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com on or before March 31, 2007.
PENGROWTH 2006 | 87

Management’s Discussion
and Analysis
SUBSEQUENT EVENTS
On January 22, 2007 Pengrowth closed the acquisition of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands (the “CP Properties”) for a purchase price of $1.0375 billion, prior to adjustments. The acquisition of the CP Properties was funded in part by the December 8, 2006 equity offering of approximately $461 million with the remainder supported by a $600 million bank credit facility maturing January 22, 2008.
Subsequent to December 31, 2006, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties that are detailed in Note 22 to the financial statements.
OUTLOOK
At this time, Pengrowth is forecasting average 2007 production of 83,000 to 87,500 boe per day from our existing properties. This estimate incorporates production from the CP properties acquisition disclosed in the Subsequent Events section of this MD&A. This estimate takes into account the expected divestiture during 2007 of approximately 7,700 boe per day of current production. The above estimate excludes the impact from other future acquisitions or divestitures.
Pengrowth’s total operating expenses for 2007 are expected to increase when compared to 2006 and are anticipated to total approximately $405 million or $13.00 per boe.
General and administrative expenses per boe are expected to decrease in 2007 when compared to 2006. This per boe decrease is mainly attributable to a higher production base and lower management fees. On a per boe basis, G&A is anticipated to be approximately $1.95, which includes management fees of approximately $0.40 per boe.
The Board of Directors and Management regularly monitor forecasted distributable cash and payout ratio. The Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the Board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs.
Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $275 million for 2007. Two thirds of the 2007 capital program is expected to be spent on the drilling program and the remainder of the budget is expected to be spent on facility maintenance and optimization and land and seismic purchases. In addition to the 2007 capital development program, Pengrowth expects to invest $25 million to prepare its new head office building.
88 | PENGROWTH 2006

Management’s Discussion
and Analysis
RECENT ACCOUNTING PRONOUNCEMENT
Effective January 1, 2007, Pengrowth will be required to adopt several new and revised standards issued by the Canadian Institute of Chartered Accountants in January 2005 related to Financial Instruments. Under the new standards, a Statement of Comprehensive Income has been introduced that will provide for certain gains and losses and other amounts arising from changes in fair value to be temporarily recorded outside the income statement. In addition, all financial instruments including derivatives are to be included on the balance sheet and measured at fair values in most instances. The requirements for hedge accounting have also been further clarified under the revised standards. Pengrowth is currently evaluating the impact of the new standards. Management does not anticipate the new and revised standards to have a material impact on its consolidated financial statements as Pengrowth currently uses fair value accounting for derivative instruments that do not qualify or are not designated as hedges.
DISCLOSURE CONTROLS AND PROCEDURES
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer and the Chief Financial Officer must assess and certify as to the effectiveness of our disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended.
The Chief Executive Officer, James S. Kinnear, and the Chief Financial Officer, Christopher Webster, evaluated the effectiveness of Pengrowth’s “disclosure controls and procedures” as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act for the period ending December 31, 2006. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to ensure that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
DISTRIBUTION TRACK RECORD
($  per trust unit)
PENGROWTH 2006 | 89

Management’s Discussion
and Analysis
Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006 to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
It should be noted that while Pengrowth’s Chief Executive Officer and Chief Financial Officer believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
90 | PENGROWTH 2006

Management’s Discussion
and Analysis
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. During the year ended December 31, 2006, Pengrowth enhanced its internal control over financial reporting to comply with the SOX legislation. None of the changes and enhancements materially affected Pengrowth’s internal control over financial reporting or their effectiveness. Management’s evaluation specifically excluded the controls and procedures of the recently acquired Esprit Trust and Esprit subsidiaries’ of Pengrowth Energy Trust. The acquisition and the accounting of the acquisition of Esprit Trust were included in our evaluation.
Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006. We excluded from our assessment the effectiveness of internal control over financial reporting at Esprit Trust, which we completed a business combination with effective October 2nd, 2006. Esprit Trust’s financial statements reflect total assets and oil and gas sales constituting 33 percent and six percent of our consolidated total assets and oil and gas sales respectively, as at and for the year ended December 31, 2006.
Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited consolidated financial statements for the year ended December 31, 2006.
PENGROWTH 2006 | 91

APPENDIX C
CONSOLIDATED FINANCIAL STATEMENTS OF PENGROWTH ENERGY TRUST
INCLUDING MANAGEMENT’S REPORT TO UNITHOLDERS, THE AUDITORS’
REPORT AND NOTE 23 THEREOF WHICH INCLUDES A RECONCILIATION OF
THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

MANAGEMENT’S REPORT TO UNITHOLDERS
MANAGEMENTS’ RESPONSIBILITY TO UNITHOLDERS
The financial statements are the responsibility of the management of Pengrowth Energy Trust. They have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgments, where appropriate.
Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.
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

/s/ James S. Kinnear	/s/ Christopher G. Webster
James S. Kinnear	Christopher G. Webster
Chairman, President and	Chief Financial Officer
Chief Executive Officer
February 26, 2007
92 | PENGROWTH 2006

AUDITORS’ REPORT
TO THE UNITHOLDERS OF PENGROWTH ENERGY TRUST
We have audited the consolidated balance sheets of Pengrowth Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of income and deficit and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flow for each of the years then ended in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
February 26, 2007
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS OF PENGROWTH CORPORATION, AS ADMINISTRATOR OF PENGROWTH ENERGY TRUST AND THE UNITHOLDERS OF PENGROWTH ENERGY TRUST
We have audited management’s assessment, included in the accompanying management’s report, that Pengrowth Energy Trust (“the Trust”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Trust’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over
PENGROWTH 2006 | 93

financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Trust acquired Esprit Energy Trust during 2006, and management excluded from its assessment of the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006, Esprit Energy Trust’s internal control over financial reporting associated with total assets of $1,532 million and total oil and gas sales of $71 million included in the consolidated financial statements of the Trust as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of the Trust also excluded an evaluation of the internal control over financial reporting of Esprit Energy Trust.
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 26, 2007, expressed an unqualified opinion on those consolidated financial statements.
/s/KPMG LLP
Chartered Accountants
Calgary, Canada
February 26, 2007
94 | PENGROWTH 2006

Consolidated
Financial Statements
CONSOLIDATED BALANCE SHEETS
Stated in thousands of dollars

As at December 31	2006	2005

ASSETS
Current Assets
Accounts receivable	$151,719	$127,394
Fair value of commodity contracts (Note 20)	37,972	—

	189,691	127,394
Fair value of commodity contracts (Note 20)	495	—
Deposit on acquisition (Note 22)	103,750	—
Other assets (Note 4)	29,097	13,215
Equity investment (Note 5)	7,035	—
Property, plant and equipment (Note 6)	3,741,602	2,067,988
Goodwill (Note 3)	598,302	182,835

	$4,669,972	$2,391,432

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	$9,374	$14,567
Accounts payable and accrued liabilities	201,056	111,493
Distributions payable to unitholders	122,080	79,983
Due to Pengrowth Management Limited	2,101	8,277
Other liabilities (Notes 7 and 8)	5,017	25,279

	339,628	239,599
Fair value of commodity contracts (Note 20)	1,367	—
Contract liabilities (Note 8)	16,825	12,937
Convertible debentures (Note 9)	75,127	—
Long term debt (Note 10)	604,200	368,089
Asset retirement obligations (Note 11)	255,331	184,699
Future income taxes (Note 12)	327,817	110,112
Trust unitholders’ equity (Note 13)
Trust unitholders’ capital	4,383,993	2,514,997
Equity portion of convertible debentures	160	—
Contributed surplus	4,931	3,646
Deficit (Note 15)	(1,339,407)	(1,042,647)

	3,049,677	1,475,996

Commitments (Note 21)
Subsequent events (Note 22)

	$4,669,972	$2,391,432

See accompanying notes to the consolidated financial statements.
Approved on behalf of Pengrowth Energy Trust by Pengrowth Corporation, as Administrator.

[signed] Director	[signed] Director
PENGROWTH 2006 | 95

Consolidated
Financial Statements
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
Stated in thousands of dollars

Years ended December 31	2006	2005

REVENUES
Oil and gas sales	$1,214,093	$1,151,510
Processing and other income	15,639	15,091
Royalties, net of incentives	(241,494)	(213,863)

	988,238	952,738
Interest and other income	3,129	2,596

Net Revenue	991,367	955,334
EXPENSES
Operating	270,519	218,115
Transportation	7,621	7,891
Amortization of injectants for miscible floods	34,644	24,393
Interest	32,109	21,642
General and administrative	36,613	30,272
Management fee	9,941	15,961
Foreign exchange (gain) loss (Note 16)	22	(6,966)
Depletion and depreciation	351,575	284,989
Accretion (Note 11)	16,591	14,162
Unrealized gain on commodity contracts (Note 20)	(26,499)	—
Other expenses	10,183	4,029

	743,319	614,488

Income Before Taxes	248,048	340,846
Income Tax Expense (Reduction) (Note 12)
Capital	14	2,244
Future	(14,269)	12,276

	(14,255)	14,520

NET INCOME	$262,303	$326,326
Deficit, beginning of year	(1,042,647)	(922,996)
Distributions paid or declared	(559,063)	(445,977)

Deficit, end of year	$(1,339,407)	$(1,042,647)

Net Income per Trust Unit (Note 19)
Basic	$1.49	$2.08
Diluted	$1.49	$2.07

See accompanying notes to the consolidated financial statements.
96 | PENGROWTH 2006

Consolidated
Financial Statements
CONSOLIDATED STATEMENTS OF CASH FLOW
Stated in thousands of dollars

Years ended December 31	2006	2005
CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$262,303	$326,326
Depletion, depreciation and accretion	368,166	299,151
Future income taxes (reduction)	(14,269)	12,276
Contract liability amortization	(5,447)	(5,795)
Amortization of injectants	34,644	24,393
Purchase of injectants	(34,630)	(34,658)
Expenditures on remediation	(9,093)	(7,353)
Other non-cash items	(66)	—
Unrealized foreign exchange (gain) loss (Note 16)	480	(7,800)
Unrealized gain on commodity contracts (Note 20)	(26,499)	—
Trust unit based compensation (Note 14)	2,546	2,932
Deferred charges	(5,081)	(4,961)
Amortization of deferred charges	5,645	3,726
Changes in non-cash operating working capital (Note 17)	(24,331)	9,833

	554,368	618,070

FINANCING
Distributions paid	(516,966)	(436,450)
Bank indebtedness	9,374	—
Change in long term debt, net	(54,870)	10,030
Redemption of convertible debentures (Note 9)	(21,184)	—
Repayment of note payable (Note 7)	(20,000)	(15,000)
Proceeds from issue of trust units	971,791	42,544

	368,145	(398,876)

INVESTING
Business acquisitions (Note 3)	(500,451)	(935)
Property acquisitions	(52,880)	(91,633)
Expenditures on property, plant and equipment	(300,809)	(175,693)
Proceeds on property dispositions	15,230	37,617
Deposit on acquisition (Note 22)	(103,750)	—
Change in remediation trust funds (Note 11)	(2,815)	(20)
Change in non-cash investing working capital (Note 17)	37,529	1,117

	(907,946)	(229,547)

Change in cash (bank indebtedness)	14,567	(10,353)
Bank indebtedness at beginning of year	(14,567)	(4,214)

Cash (bank indebtedness) at end of year	$—	$(14,567)

See accompanying notes to the consolidated financial statements.
PENGROWTH 2006 | 97

Notes to Consolidated
Financial Statements
(Tabular amounts are stated in thousands of dollars except per trust unit amounts.)
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
The purpose of the Trust is to directly and indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities, royalty units, net profits interests and notes issued by subsidiaries of the Trust. The activities of the Corporation and its subsidiaries are financed by issuance of royalty units and interest bearing notes to the Trust and third party debt. The Trust owns approximately 99.99 percent of the royalty units and 91 percent of the common shares of the Corporation. The Trust, through the royalty ownership, obtains substantially all the economic benefits of Corporation. Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2006 and 2005, this Residual Interest, as computed, did not result in any income retained by the Corporation.
The royalty units and notes of the Corporation held by the Trust entitle it to the net income generated by the Corporation and its subsidiaries’ petroleum and natural gas properties less amounts withheld in accordance with prudent business practices to provide for future operating costs and asset retirement obligations, as defined in the Royalty Indenture. In addition, unitholders are entitled to receive the net income from other investments that are held directly by the Trust. Pursuant to the Royalty Indenture, the Board of Directors of the Corporation can establish a reserve for certain items including up to 20 percent of gross revenue to fund future capital expenditures or for the payment of royalty income in any future period.
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
The Trust acquired notes receivable and a Net Profits Interest (the “NPI agreement”) in Esprit Exploration Ltd. (Esprit) as a result of a business combination with Esprit Energy Trust (Esprit Trust). The NPI agreement entitles the Trust to monthly distributions from Esprit, a wholly owned subsidiary of the Trust. The monthly distribution is equal to the amount by which 99 percent of the gross revenue exceeds 99 percent of certain deductible expenditures as defined in the NPI agreement.
Pengrowth Management Limited (the “Manager”) has certain responsibilities for the business affairs of the Corporation, Esprit and the administration of the Trust under the terms of the management agreement and defers to the Board of Directors on all matters material to the Corporation and the Trust. Corporate governance practices are consistent with corporations and trusts that do not have a management agreement. The management agreement terminates on July 1, 2009. The Manager owns nine percent of the common shares of Corporation, and the Manager is controlled by an officer and a director of the Corporation and Esprit.
98 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The Trust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The consolidated financial statements include the accounts of the Trust, the Corporation and its subsidiaries and as of October 2, 2006, the accounts of Esprit Trust, Esprit and its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.
The Trust owns 91 percent of the shares of Corporation and, through the royalty and notes, obtains substantially all the economic benefits of Corporation. The Trust owns all the shares of Esprit and, through the net profits interest and notes, obtains substantially all the economic benefits of Esprit. In addition, the unitholders of the Trust have the right to elect the majority of the Board of Directors of Corporation.
Joint Interest Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s proportionate interest in such activities.
Property, Plant and Equipment
Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized and depleted on the unit of production method based on proved reserves before royalties as estimated by independent engineers. The cost of unproven properties are included in the calculation of depletion. The fair value of future estimated asset retirement obligations associated with properties and facilities are also capitalized and depleted on the unit of production method. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.
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
There is a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.
Repairs and maintenance costs are expensed as incurred.
PENGROWTH 2006 | 99

Notes to Consolidated
Financial Statements
Goodwill
Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could suggest an impairment exists. Impairment is assessed by determining the fair value of the reporting entity and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment.
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
Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (SOEP). Contributions to these remediation trust accounts and expenditures on ARO not funded by the trust accounts are charged against actual cash distributions in the period incurred.
Income Taxes
The Trust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and the Trust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by the Trust in these financial statements. During 2006 the taxation authorities have released for comment draft legislation which would result in a tax structure for trusts similar to that of corporate entities. If the proposed legislation is implemented the Trust would be required to recognize, on a prospective basis, future income taxes on temporary differences in the Trust.
The Corporation, Esprit and their subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.
Trust Unit Compensation Plans
Pengrowth has trust unit based compensation plans, which are described in Note 14. Compensation expense associated with trust unit based compensation plans is recognized in income over the vesting period of the plan with a corresponding increase in contributed
100 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
surplus. For grants after January 1, 2006, Pengrowth estimates the forfeiture rate of trust unit rights and deferred entitlement trust units (DEUs) at the date of grant. For grants prior to December 31, 2005, Pengrowth did not estimate the forfeiture rate of trust unit rights and DEUs, forfeitures were accounted for as they occur. Any consideration received upon the exercise of trust unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in trust unitholders’ capital. Compensation expense is based on the estimated fair value of the trust unit based compensation at the date of grant, as further described in Note 14.
Pengrowth does not have any outstanding trust unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the intrinsic value.
Risk Management
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
Effective May 1, 2006, Pengrowth discontinued designating new commodity contracts as hedges. Prior to May 1, 2006, any contracts previously designated as hedges continued to be designated as hedges and Pengrowth formally documented the relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process included linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Pengrowth also formally assessed, both at the hedge’s inception and on an ongoing basis, whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair value or cash flows of hedged items.
Pengrowth uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding sales are recognized.
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into commodity price swaps whereby the Canadian dollar price in the swap is fixed. Foreign exchange gains and losses realized on the settlement of the commodity price swaps are recognized in income as a component of oil and gas sales during the same period as the corresponding sales are recognized.
Foreign exchange swaps were used to fix the foreign exchange rate on the interest and principal of the Pounds Sterling 50 million ten year senior unsecured notes (see Note 20). Pengrowth has formally documented this relationship as a hedge as well as the risk management objective and strategy for undertaking the hedge. As a result of applying hedge accounting to this transaction, any unrealized foreign exchange gains (losses) on the translation of the debt are deferred and recorded in other asset (other liabilities).
Measurement Uncertainty
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.
PENGROWTH 2006 | 101

Notes to Consolidated
Financial Statements
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
Net Income Per Trust Unit
Basic net income per unit amounts are calculated using the weighted average number of units outstanding for the year. Diluted net income per unit amounts include the dilutive effect of trust unit options, trust unit rights and DEUs using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money trust unit options and trust unit rights would be used to purchase trust units at the average price during the period. Diluted net income per unit amounts also includes the dilutive effect of convertible debentures using the “if-converted” method which assumes that the convertible debentures were converted at the beginning of the period.
Revenue Recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.
Comparative Figures
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
102 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
3. ACQUISITIONS
2006 Acquisitions

	Carson Creek	Esprit
	Properties	Energy Trust	Total

ALLOCATION OF PURCHASE PRICE:
Property, plant and equipment	$495,806	$1,207,121	$1,702,927
Goodwill	129,745	285,722	415,467
Fair value of commodity contracts	—	10,601	10,601
Bank debt	—	(276,870)	(276,870)
Convertible debentures (Note 9)	—	(96,500)	(96,500)
Contract liabilities (Note 8)	(9,073)	—	(9,073)
Asset retirement obligations	(20,668)	(51,651)	(72,319)
Future income taxes	(121,384)	(110,590)	(231,974)
Working capital deficiency	—	(45,864)	(45,864)

	$474,426	$921,969	$1,396,395

CONSIDERATION:
Cash	$474,089	$19,990	$494,079
Pengrowth trust units issued	—	895,944	895,944
Acquisition costs	337	6,035	6,372

	$474,426	$921,969	$1,396,395

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.
The future income tax liability was determined based on the enacted income tax rate of approximately 29 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent.
Carson Creek Properties
On September 28, 2006, Pengrowth acquired all of the issued and outstanding shares of a company which has interests in oil and natural gas assets in the Carson Creek area of Alberta (the “Carson Creek” acquisition). The transaction was accounted for using the purchase method of accounting.
Pengrowth assumed a firm pipeline transportation contract liability. The fair value of the contract was determined at the date of acquisition. Results of operations from the Carson Creek acquisition subsequent to the acquisition date are included in the consolidated financial statements. Final determination of the cost of the acquisition and the allocation thereof to the fair values of the Carson Creek assets is still pending.
PENGROWTH 2006 | 103

Notes to Consolidated
Financial Statements
Esprit Energy Trust
On October 2, 2006, Pengrowth and Esprit Trust completed a business combination (the “Combination”). Under the terms of the Combination agreement, each Esprit trust unit was exchanged for 0.53 of a Pengrowth trust unit and a one time special distribution of $0.30 per Esprit trust unit that was paid to Esprit unitholders prior to the closing date of the Combination.
As a result of the Combination, 34,725,157 Pengrowth trust units were issued to Esprit unitholders. The value assigned to each Pengrowth trust unit issued was approximately $25.80 per unit based on the weighted average market price of the trust units on the five days surrounding the announcement of the Combination. The Combination was accounted for as an acquisition of Esprit Trust by Pengrowth using the purchase method of accounting.
The consolidated financial statements include the results of operations and cash flows of Esprit Trust and Esprit subsequent to October 2, 2006. Final determination of the cost of the acquisition and the allocation thereof to the fair values of the Esprit Trust and Esprit assets is still pending.
2005 Acquisitions

	Crispin	Swan Hills
	Energy Inc	Properties	Total

ALLOCATION OF PURCHASE PRICE:
Working capital	$1,655	$—	$1,655
Property, plant and equipment	121,729	87,170	208,899
Goodwill	12,216	—	12,216
Bank debt	(20,459)	—	(20,459)
Asset retirement obligations	(4,038)	—	(4,038)
Future income taxes	(22,208)	—	(22,208)

	$88,895	$87,170	$176,065

CONSIDERATION:
Cash	$—	$87,170	$87,170
Pengrowth trust units issued	87,960	—	87,960
Acquisition costs	935	—	935

	$88,895	$87,170	$176,065

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.
The future income tax liability was determined based on the enacted income tax rate of approximately 34 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of one and one half percent, and a discount rate of eight percent.
104 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Crispin Energy Inc.
On April 29, 2005, Pengrowth acquired all of the issued and outstanding shares of Crispin Energy Inc. (Crispin) which held interests in oil and natural gas assets mainly in Alberta. The shares were acquired on the basis of exchanging 0.0725 Class B trust units of the Trust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of the Trust for each share held by non-Canadian resident shareholders of Crispin. The average value assigned to each trust unit issued was $20.80 based on the weighted average trading price of the Class A and Class B trust units for a period before and after the acquisition was announced. The Trust issued 3,538,581 Class B trust units and 686,732 Class A trust units valued at $88 million. The transaction was accounted for using the purchase method of accounting.
Results from operations of the acquired assets of Crispin subsequent to April 29, 2005 are included in the consolidated financial statements.
Swan Hills Properties
In February 2005, Pengrowth acquired an additional 11.9 percent working interest in Swan Hills for a purchase price of $87 million before adjustments. The acquisition increased Pengrowth’s working interest in the Swan Hills Unit No. 1 to approximately 22 percent.
4. OTHER ASSETS

	2006	2005

Deferred compensation expense (net of accumulated amortization of $2,381, 2005 — $2,143)	$2,696	$2,141
Debt issue costs (net of accumulated Amortization of $1,192, 2005 - $821)	1,626	1,997
Imputed interest on note payable (net of accumulated amortization of $3,607, 2005 — $2,859)	—	748

	4,322	4,886
Deferred foreign exchange loss on translation of U.K. debt	13,631	—
Remediation trust funds (Note 11)	11,144	8,329

	$29,097	$13,215

5. EQUITY INVESTMENT

	2006	2005

Investment in Monterey	$7,035	—

On January 12, 2006 Pengrowth closed certain transactions with Monterey Exploration Ltd. (“Monterey”) under which Pengrowth has sold certain oil and gas properties for $22 million in cash, less closing adjustments, and 8,048,132 common shares of Monterey. As of December 31, 2006, Pengrowth held approximately 34 percent of the common shares of Monterey.
Pengrowth utilizes the equity method of accounting for the investment in Monterey. The investment is initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings of Monterey. Any dividends received or receivable from Monterey would reduce the carrying value of the investment.
PENGROWTH 2006 | 105

Notes to Consolidated
Financial Statements
6. PROPERTY, PLANT AND EQUIPMENT

	2006	2005

Property, plant and equipment, at cost	$5,365,309	$3,340,106
Accumulated depletion and depreciation	(1,658,999)	(1,307,424)

Net book value of property, plant and equipment	3,706,310	2,032,682
Net book value of deferred injectant costs	35,292	35,306

Net book value of property, plant and equipment and deferred injectants	$3,741,602	$2,067,988

Property, plant and equipment includes $56.0 million (2005 — $77.3 million) related to ARO, net of accumulated depletion.
Pengrowth performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of the property, plant and equipment. The oil and gas future prices are based on the January 1, 2007 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment at December 31, 2006.

			Edmonton
		Foreign	Light
	WTI Oil	Exchange Rate	Crude Oil	AECO Gas
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/mmbtu)

2007	$62.00	0.87	$70.25	$7.20
2008	$60.00	0.87	$68.00	$7.45
2009	$58.00	0.87	$65.75	$7.75
2010	$57.00	0.87	$64.50	$7.80
2011	$57.00	0.87	$64.50	$7.85
2012	$57.50	0.87	$65.00	$8.15
2013	$58.50	0.87	$66.25	$8.30
2014	$59.75	0.87	$67.75	$8.50
2015	$61.00	0.87	$69.00	$8.70
2016	$62.25	0.87	$70.50	$8.90
2017	$63.50	0.87	$71.75	$9.10
Escalate thereafter	+ 2.0 percent/yr		+ 2.0 percent/yr	+ 2.0 percent/yr

7. OTHER LIABILITIES

	2006	2005

Current portion of contract liabilities	$5,017	$5,279
Note payable	—	20,000

	$5,017	$25,279

The note payable was secured by Pengrowth’s working interest in SOEP, was non-interest bearing and was paid on December 31, 2006.
106 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
8. CONTRACT LIABILITIES
Contract liabilities are comprised of the following amounts:

	2006	2005

Fixed price commodity contract	$7,800	$12,318
Firm transportation contracts	14,042	5,898

	21,842	18,216
Less current portion	(5,017)	(5,279)

	$16,825	$12,937

Pengrowth assumed a natural gas fixed price sales contract and firm transportation commitments in conjunction with certain acquisitions. The fair values of the contracts was estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.
9. CONVERTIBLE DEBENTURES
As a result of the Combination (see Note 3), Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “Debentures”). The Debentures were originally issued by Esprit Trust on July 28, 2005 for a $100 million principal amount with interest paid semi-annually in arrears on June 30 and December 31 of each year. At October 2, 2006, $95.8 million principal amount of Debentures was outstanding. Each $1,000 principal amount of Debentures is convertible at the option of the holder at any time into Pengrowth trust units at a conversion price of $25.54 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009.
Pursuant to a change of control provision in the Debenture Indenture, Pengrowth was required to make an offer to purchase all of the outstanding Debentures at a price equal to 101 percent of the principal amount, plus any accrued and unpaid interest. On December 12, 2006 Pengrowth redeemed a portion of the Debentures, pursuant to the change of control provision, for cash proceeds of $21.8 million (including accrued interest of $0.6 million and offer premium of $0.2 million).
The Debentures were recorded on the consolidated financial statements at the estimated fair value on October 2, 2006, the date of the Combination. The estimated fair value of the Debentures was higher than the book (or “recorded”) value based on the market trading price of the Debentures on the date of the Combination. The Debentures have been classified as debt, net of the fair value of the conversion feature at the date of the Combination, which has been classified as part of Trust Unitholders’ Equity. The fair value of the conversion feature was calculated using an option pricing model. The debt premium will be amortized over the term of the Debentures. The amortization of the debt premium and the interest paid are recorded as interest. If the Debentures are converted into trust units, the portion of the value of the conversion feature within Trust Unitholders’ Equity will be reclassified to trust units along with the principal amount converted. As of December 31, 2006, Debentures with a face value of $74.7 million remain outstanding.
PENGROWTH 2006 | 107

Notes to Consolidated
Financial Statements
The following is a reconciliation of the Debentures balance from October 2, 2006:

	Debt	Equity	Total

Fair value on October 2, 2006 (Note 3)	$96,295	$205	$96,500
Amortization of debt premium	(29)	—	(29)
Redeemed for cash	(21,139)	(45)	(21,184)

Balance, December 31, 2006	$75,127	$160	$75,287

10. LONG TERM DEBT

	2006	2005

U.S. dollar denominated debt:
U.S. $150 million senior unsecured notes at 4.93 percent due April 2010	$174,810	$174,450
U.S. $50 million senior unsecured notes at 5.47 percent due April 2013	58,270	58,150

	233,080	232,600
Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	114,120	100,489
Canadian dollar revolving credit borrowings	257,000	35,000

	$604,200	$368,089

On April 23, 2003, Corporation closed a U.S. $200 million private placement of senior unsecured notes. The notes were offered in two tranches of U.S. $150 million at 4.93 percent due April 2010 and U.S. $50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2.1 million are being amortized over the term of the notes (see Note 4).
On December 1, 2005, Corporation closed a Pounds Sterling 50 million private placement of senior unsecured notes. In a series of related hedging transactions, Pengrowth fixed the Pound Sterling to Canadian dollar exchange rate for all the semi-annual interest payments and the principal repayments at maturity. The notes have an effective rate of 5.49 percent after the hedging transactions. The notes contain the same financial maintenance covenants as the U.S. dollar denominated notes. Costs incurred in connection with issuing the notes, in the amount of $0.7 million are being amortized over the term on the notes (see Note 4).
Pengrowth has a $950 million extendible revolving term credit facility syndicated among ten financial institutions. The facility is unsecured, covenant based and has a three year term maturing June 16, 2009. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million demand operating line of credit. The facilities were reduced by drawings of $257 million and by outstanding letters of credit in the amount of approximately $17.6 million at December 31, 2006.
The five year schedule of long term debt repayment based on maturity is as follows: 2007 — nil, 2008 — nil, 2009 — 257.0 million, 2010 — 174.8 million, 2011 — nil.
108 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
11. ASSET RETIREMENT OBLIGATIONS
The ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred, considering various information including the annual reserves assessment and evaluation of Pengrowth’s properties from the independent reserve evaluators. Pengrowth has estimated the net present value of its ARO to be $255 million as at December 31, 2006 (2005 — $185 million), based on a total escalated future liability of $1,530 million (2005 — $1,041 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2035 and 2054. Pengrowth’s credit adjusted risk free rate of eight percent (2005 — eight percent) and an inflation rate of two percent (2005 — two percent) were used to calculate the net present value of the ARO.
The following reconciles Pengrowth’s ARO:

	2006	2005

Asset retirement obligations, beginning of year	$184,699	$171,866
Increase (decrease) in liabilities during the year related to:
Acquisitions	72,680	6,347
Disposals	(1,500)	(3,844)
Additions	1,649	1,972
Revisions	(9,695)	1,549
Accretion expense	16,591	14,162
Liabilities settled during the year	(9,093)	(7,353)

Asset retirement obligations, end of year	$255,331	$184,699

Remediation trust funds
Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.
Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2007. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.
Pengrowth is required to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.42 per mcf of natural gas production and $0.84 per bbl of natural gas liquids production from SOEP.
PENGROWTH 2006 | 109

Notes to Consolidated
Financial Statements
The following summarizes Pengrowth’s trust fund contributions for 2006 and 2005 and Pengrowth’s expenditures on ARO not covered by the trust funds:

Remediation Trust Funds	2006	2005

Opening balance	$8,329	$8,309
Contributions to Judy Creek Remediation Trust Fund	1,036	778
Contributions to SOEP Environmental Restoration Fund	2,153	556
Remediation funded by Judy Creek Remediation Trust Fund	(374)	(1,314)

	2,815	20

Closing balance	$11,144	$8,329

Expenditures on ARO	2006	2005

Expenditures on ARO not covered by the trust funds	$8,719	$6,039
Expenditures on ARO covered by the trust funds	374	1,314

	$9,093	$7,353

12. INCOME TAXES
The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to Pengrowth’s income before taxes.

	2006	2005

Income before taxes	$248,048	$340,846
Combined federal and provincial tax rate	34.1%	37.6%

Expected income tax	84,584	128,158
Net income of the Trust	(85,989)	(122,698)
Resource allowance	(8,618)	(10,985)
Non-deductible crown charges	17,586	24,271
Unrealized foreign exchange gain	1	(1,623)
Attributed Canadian royalty income	(6,616)	(3,541)
Effect of proposed tax changes	(19,886)	—
Future tax rate difference	2,491	(1,402)
Other including stock based compensation	2,178	96

Future income taxes	(14,269)	12,276
Capital taxes	14	2,244

	$(14,255)	$14,520

As identified above, changes to the income tax rates have reduced Pengrowth’s future tax rate to approximately 29 percent in 2006 (34 percent in 2005) applied to the temporary differences compared to the federal and provincial statutory rate of approximately 34 percent for the 2006 income tax year (38 percent in 2005).
110 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
The net future income tax liability is comprised of:

	2006	2005

Future income tax liabilities:
Property, plant, equipment and other assets	$339,660	$114,256
Unrealized foreign exchange gain	8,288	9,689
Other	150	110

	348,098	124,055

Future income tax assets:
Attributed Canadian royalty income	(13,947)	(7,819)
Contract liabilities	(6,334)	(6,124)

	$327,817	$110,112

The Trust maintains an income tax status that permits it to deduct distributions to unitholders in addition to other items. Accordingly, no future income tax provision or recovery was made for temporary differences in the Trust. As at December 31, 2006, the tax basis of the Trust’s assets and liabilities exceed their net book value amount by $201 million (2005 — $241 million).
13. TRUST UNITS
The total authorized capital of Pengrowth is 500,000,000 trust units.
Total Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	159,864,083	$2,514,997	152,972,555	$2,383,284
Issued for the Crispin acquisition (non-cash)	—	—	4,225,313	87,960
Issued for the Esprit Trust business combination (non-cash)	34,725,157	895,944	—	—
Issued for cash	47,575,000	987,841	—	—
Issue costs	—	(51,575)	—	—
Issued on redemption of Deferred Entitlement Trust Units (DEUs)	14,523	233	—	—
Issued for cash on exercise of trust unit options and rights	607,766	9,476	1,512,211	21,818
Issued for cash under Distribution Reinvestment Plan (DRIP)	1,226,806	26,049	1,154,004	20,726
Issued on redemption of Royalty Units (non-cash)	3,288	—	—	—
Trust unit rights incentive plan (non-cash exercised)	—	1,028	—	1,209

Balance at end of year	244,016,623	$4,383,993	159,864,083	$2,514,997

PENGROWTH 2006 | 111

Notes to Consolidated
Financial Statements
“Consolidated” Trust Units:

Year ended December 31	2006

	Number
Trust units issued	of trust units	Amount

Balance at beginning of year	—	$—
Issued in trust unit consolidation	160,921,001	2,535,949
Issued on conversion of Class A trust units	3,450	57
Issued for the Esprit Trust business combination (non-cash)	34,725,157	895,944
Issued for cash	47,575,000	987,841
Issue costs	—	(51,575)
Issued on redemption of DEUs	14,523	233
Issued for cash on exercise of trust unit options and rights	99,228	1,579
Issued for cash under DRIP	663,458	13,415
Issued on redemption of Royalty Units (non-cash)	3,288	—
Trust unit rights incentive plan (non-cash exercised)	—	376

Balance at end of year	244,005,105	$4,383,819

Class A Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	77,524,673	$1,196,121	76,792,759	$1,176,427
Issued for the Crispin acquisition (non-cash)	—	—	686,732	19,002
Trust units converted to Class A trust units	2,760	43	45,182	692
Trust units converted to “consolidated” trust units	(77,515,915)	(1,195,990)	—	—

Balance at end of year	11,518	$174	77,524,673	$1,196,121

Class B Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	82,301,443	$1,318,294	76,106,471	$1,205,734
Trust units converted to (from) Class B trust unit	1,095	17	(9,824)	(151)
Issued for the Crispin acquisition (non-cash)	—	—	3,538,581	68,958
Issued for cash on exercise of trust unit options and rights	508,538	7,897	1,512,211	21,818
Issued for cash under DRIP	563,348	12,634	1,154,004	20,726
Trust unit rights incentive plan (non-cash exercised)	—	652	—	1,209
Trust units renamed to become “consolidated” trust units	(83,374,424)	(1,339,494)	—	—

Balance at end of year	—	$—	82,301,443	$1,318,294

112 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Unclassified Trust Units:

Years ended December 31	2006		2005

	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance at beginning of year	37,967	$582	73,325	$1,123
Converted to Class A or Class B trust units	(3,855)	(60)	(35,358)	(541)
Trust units converted to “consolidated” trust units	(34,112)	(522)	—	—

Balance at end of year	—	$—	37,967	$582

Class A Trust Unit and Class B Trust Unit Consolidation
On June 23, 2006 the Pengrowth unitholders voted to consolidate the Class A trust units and Class B trust units into one class of trust units (“consolidated” trust units). As a result:
•	Effective as of 5:00 pm (Mountain Time) on June 27, 2006, the restrictions on the Class B trust units that provided that the Class B trust units may only be held by residents of Canada was eliminated.
•	Effective as of 5:00 p.m. (Mountain Time) on July 27, 2006;
•	the Class A trust units were delisted from the Toronto Stock Exchange (TSX) (effective as of the close of markets);

•	the Class B trust units were renamed as trust units to become the “consolidated” trust units and the trading symbol of the “consolidated” trust units was changed from PGF.B to PGF.UN;

•	all of the issued and outstanding Class A trust units were converted into “consolidated” trust units on the basis of one “consolidated” trust unit for each whole Class A trust unit previously held (with the exception of Class A trust units held by residents of Canada who provided a residency declaration to the Trustee);

•	the “consolidated” trust units were substitutionally listed in place of the Class A trust units on the New York Stock Exchange under the symbol PGH; and

•	the unclassified trust units were converted into consolidated trust units on the basis of one consolidated trust unit for each unclassified trust unit held.
Pursuant to the terms of the Royalty Indenture and the Trust Indenture, there is attached to each royalty unit granted by the Corporation to royalty unitholders other than the Trust, the right to exchange such royalty unit for an equivalent number of trust units. Accordingly, Computershare as Trustee has reserved 14,952 trust units for such future conversion.
Redemption Rights
Trust units are redeemable at the option of the holder. The redemption price is equal to the lesser of 95 percent of the market trading price of the trust units traded on the TSX for the ten trading days after the trust units have been surrendered for redemption and the closing market price of the trust units quoted on the TSX on the date the trust units have been surrendered for redemption. Trust units can be redeemed for cash to a maximum of $25,000 per month. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro-rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the trust units are to be redeemed.
PENGROWTH 2006 | 113

Notes to Consolidated
Financial Statements
Distribution Reinvestment Plan
Canadian resident trust unitholders are eligible to participate in the Distribution Reinvestment Plan (“DRIP”). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. Non-resident unitholders are not eligible to participate in DRIP.
Contributed Surplus

	2006	2005

Balance, beginning of year	$3,646	$1,923
Trust unit rights incentive plan (non-cash expensed)	1,298	1,740
Deferred entitlement trust units (non-cash expensed)	1,248	1,192
Trust unit rights incentive plan (non-cash exercised)	(1,028)	(1,209)
Deferred entitlement trust units (non-cash exercised)	(233)	—

Balance, end of year	$4,931	$3,646

14. TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 18 million trust units, may be reserved for DEUs, rights and option grants, in aggregate.
In 2005, Pengrowth’s Long Term Incentive Plans were redesigned to incorporate both grants of Trust Unit Rights pursuant to the Trust Unit Rights Incentive Plan, and grants of DEUs pursuant to the Deferred Entitlement Unit Plan.
Deferred Entitlement Unit Plan
The DEUs issued under the plan vest and are converted to trust units on the third anniversary from the date of grant and will receive deemed distributions prior to the vesting date in the form of additional DEUs. However, the number of DEUs actually issued to each participant at the end of the three year vesting period will be subject to an absolute performance test and a relative performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy trusts such that upon vesting, the number of trust units issued from treasury may range from zero to one and one-half times the number of DEUs granted plus accrued DEUs through the deemed reinvestment of distributions.
Compensation expense related to DEUs is based on the fair value of the DEUs at the date of grant. The fair value of DEUs is determined using the closing trust unit price on the date of grant. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant, which has been estimated at 25 percent for directors, officers and employees. The number of trust units awarded at the end of the vesting period is subject to certain performance conditions and fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. A performance multiplier of 125 percent was used for 2006 (2005 — 100 percent) based on Pengrowth’s total return compared to its peer group at year end. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of trust units at the end of the vesting period, trust unitholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense related to the DEUs. The trust units are issued from treasury upon vesting.
114 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Pengrowth recorded compensation expense of $1.3 million in 2006 (2005 — $1.2 million) related to the DEUs. In 2006, the weighted average grant date fair value was $20.65 per DEU (2005 — $18.31 per DEU). As at December 31, 2006, the amount of compensation expense to be recognized over the remaining vesting period was $4.4 million (December 31, 2005 — $3.7 million) or $13.44 per DEU (2005 — $20.03 per DEU). The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.8 years (2005 — 1.2 years).

	2006		2005

	Number	Weighted value	Number	Weighted value
DEUs	of DEUs	average fair	of DEUs	average fair

Outstanding at beginning of year	185,591	$18.32	—	$—
Granted	222,088	$22.28	194,229	$18.31
Forfeited	(33,981)	$20.13	(26,258)	$18.16
Exercised	(14,207)	$20.43	—	$—
Deemed DRIP	40,077	$19.14	17,620	$18.19

Outstanding at end of year	399,568	$20.55	185,591	$18.32

Trust Unit Rights Incentive Plan
Pengrowth has a Trust Unit Rights Incentive Plan, pursuant to which rights to acquire trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter may result, at the discretion of the holder, in a reduction in the exercise price. Total price reductions calculated for 2006 were $1.79 per trust unit right (2005 — $1.49 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.
As at December 31, 2006, rights to purchase 1,534,241 trust units were outstanding (2005 — 1,441,737) that expire at various dates to December 2, 2011.

	2006		2005

	Number	Weighted average	Number	Weighted
Trust Unit Rights	of Rights	exercise price	of Rights	exercise price

Outstanding at beginning of year	1,441,737	$14.85	2,011,451	$14.23
Granted (1)	617,409	$22.39	606,575	$18.34
Exercised	(452,468)	$14.75	(953,904)	$12.81
Forfeited	(72,437)	$17.47	(222,385)	$16.19

Outstanding at year-end	1,534,241	$16.06	1,441,737	$14.85

Exercisable at year-end	969,402	$14.22	668,473	$13.73

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
PENGROWTH 2006 | 115

Notes to Consolidated
Financial Statements
The following table summarizes information about trust unit rights outstanding and exercisable at December 31, 2006:

		Rights Outstanding		Rights Exercisable

		Weighted average
		remaining	Weighted		Weighted
	Number	contractual life	average	Number	average
Range of Exercise Price	outstanding	(years)	exercise price	exercisable	exercise price

$7.00 to $8.99	130,250	0.9	$7.18	130,250	$7.18
$9.00 to $10.99	2,100	1.4	$10.48	2,100	$10.48
$11.00 to $12.99	345,820	2.1	$12.22	345,820	$12.22
$14.00 to $15.99	378,075	3.0	$15.05	246,317	$15.16
$16.00 to $18.99	241,349	4.4	$17.93	109,059	$17.70
$19.00 to $24.99	436,647	4.2	$21.62	135,856	$21.64

$7.00 to $24.99	1,534,241	3.2	$16.06	969,402	$14.22

Compensation expense associated with the trust unit rights granted during 2006 was based on the estimated fair value of $1.79 per trust unit right (2005 — $2.75). The fair value of trust unit rights granted in 2006 was estimated at eight percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 4.1 percent, volatility of 19 percent, expected distributions of $3.00 per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.
Compensation expense related to the trust unit rights in 2006 was $1.3 million (2005 — $1.7 million). As at December 31, 2006, the amount of compensation expense to be recognized over the remaining vesting period was $0.6 million (December 31, 2005 — $0.9 million) or $0.64 per trust unit right (2005 — $0.50 per trust unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 0.9 year (2005 — 1.0 year). The trust units are issued from treasury upon vesting.
Trust Unit Option Plan
Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options to purchase trust units. No new grants have been issued under the plan since November 2002. The options expire seven years from the date of grant. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the remaining third on the second anniversary.
As at December 31, 2006, options to purchase 98,619 trust units were outstanding (2005 — 259,317) that expire at various dates to June 28, 2009.
116 | PENGROWTH 2006

Notes to Consolidated
Financial Statements

	2006		2005
	Number	Weighted average	Number	Weighted average
Trust Unit Options	of Options	exercise price	of Options	exercise price

Outstanding at beginning of year	259,317	$17.28	845,374	$16.97
Exercised	(155,298)	$18.03	(558,307)	$16.74
Expired	(5,400)	$16.96	(27,750)	$18.63

Outstanding and exercisable at year-end	98,619	$16.12	259,317	$17.28

The following table summarizes information about trust unit options outstanding and exercisable at December 31, 2006:

	Options Outstanding and Exercisable
		Weighted average
Range of	Number outstanding	remaining contractual	Weighted average
exercise prices	and exercisable	life (years)	exercise price

$12.00 to $14.99	24,793	2.0	$13.12
$15.00 to $16.99	22,799	1.8	$15.00
$17.00 to $17.99	29,316	1.3	$17.47
$18.00 to $20.50	21,711	0.9	$18.90

$12.00 to $20.50	98,619	1.5	$16.12

Trust Unit Award Plan
Effective July 13, 2005, Pengrowth established an incentive plan to reward and retain employees whereby trust units and cash were awarded to eligible employees. Pengrowth acquires the trust units to be awarded under the plan on the open market and places them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units has been recorded as deferred compensation expense and is being charged to net income on a straight-line basis over one year. In addition, the cash portion of the incentive plan is being accrued on a straight-line basis over one year. Any unvested trust units will be sold on the open market. Any change in the market value of the trust units and re-invested distributions over the vesting period accrues to the eligible employees. In 2006, the amount charged to net income related to the July 13, 2005 trust unit award plan including the cash portion of the award, net of any unvested trust units that were sold on the open market was $2.7 million (2005 — $2.9 million).
Effective February 27, 2006, Pengrowth awarded trust units and in some cases trust units and cash to eligible employees under the Trust Unit Award Plan. Eligible employees will receive the trust units and cash on or about July 1, 2007. Pengrowth acquired the trust units to be awarded under the plan on the open market for $5.1 million and placed them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units has been recorded as deferred compensation expense and is being charged to net income on a straight-line basis over the vesting period. In addition, the cash portion of the incentive plan of approximately $1.1 million is being accrued on a straight line basis over the vesting period. Any unvested trust units will be sold on the open market. In 2006, the amount charged to net income related to the February 27, 2006 trust unit award plan including the cash portion of the award was $3.0 million.
Employee Savings Plans
Pengrowth has savings plans whereby Pengrowth will match contributions by qualifying employees of zero to 11 percent (2005 — zero to ten percent) of their annual basic salary, less any of Pengrowth’s contributions to the Group Registered Retirement Savings Plan (Group RRSP), to purchase trust units in the open market. Participants in the Group RRSP can make contributions from one to 13
PENGROWTH 2006 | 117

Notes to Consolidated
Financial Statements
percent and Pengrowth will match contributions to a maximum of five percent of their annual basic salary. Pengrowth’s share of contributions to the Trust Unit Purchase Plan and Group RRSP were $2.1 million in 2006 (2005 — $1.5 million) and $0.6 million in 2006 (2005 — $0.5 million), respectively.
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
Pengrowth has provided a $1 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2006, 527,482 trust units were deposited under the plan (2005 — 721,334) with a market value of $10.5 million (2005 — $16.3 million) and a corresponding margin loan of $5.8 million (2005 — $2.7 million).
The investment dealer has limited the total margin loan available under the plan to the lesser of $20 million or 75 percent of the market value of the units held under the plan. If the market value of the trust units under the plan declines, Pengrowth may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by Pengrowth are to be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount Pengrowth may be required to pay at December 31, 2006 was $5.8 million (2005 — $2.7 million), however, the individual plan members are primarily responsible for any margin loans and Pengrowth would only be responsible for any unpaid amounts.
15. DEFICIT

	2006	2005

Accumulated earnings	$1,315,686	$1,053,383
Accumulated distributions paid or declared	(2,655,093)	(2,096,030)

	$(1,339,407)	$(1,042,647)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and NPI agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized gain (losses) on commodity contracts, depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
118 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
16. FOREIGN EXCHANGE LOSS (GAIN)

	2006	2005

Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt	$480	$(7,800)
Realized foreign exchange (gain) loss	(458)	834

	$22	$(6,966)

The U.S. dollar and U.K. Pound Sterling denominated debt are translated into Canadian dollars at the Bank of Canada exchange rate in effect at the close of business on the balance sheet date. Foreign exchange gains and losses on the U.S. dollar denominated debt are included in income. Foreign exchange gains and losses on translating the U.K. Pound Sterling denominated debt are deferred and included in other assets.
17. OTHER CASH FLOW DISCLOSURES
Change in Non-Cash Operating Working Capital

Cash provided by (used for):	2006	2005

Accounts receivable	$12,819	$(21,072)
Accounts payable and accrued liabilities	(30,974)	29,953
Due to Pengrowth Management Limited	(6,176)	952

	$(24,331)	$9,833

Change in Non-Cash Investing Working Capital

Cash provided by:	2006	2005

Accounts payable for capital accruals	$37,529	$1,117

Cash Payments

	2006	2005

Taxes	$14	$2,123
Interest	$32,183	$21,779

18. RELATED PARTY TRANSACTIONS
The Manager provides certain services pursuant to a management agreement for which Pengrowth was charged $2.9 million (2005 — $6.9 million) for performance fees and $7.0 million (2005 — $9.1 million) for management fees. In addition, Pengrowth was charged $1.0 million (2005 — $0.9 million) for reimbursement of general and administrative expenses incurred by the Manager pursuant to the management agreement. The law firm controlled by the Vice President and Corporate Secretary of the Corporation charged $1.0 million (2005 — $0.7 million) for legal and advisory services provided to Pengrowth. The transactions have been recorded at the exchange amount. Amounts payable to the related parties are unsecured, non-interest bearing and have no set terms of repayment.
PENGROWTH 2006 | 119

Notes to Consolidated
Financial Statements
A senior officer of the Corporation is a member of the Board of Directors of Monterey, a company that Pengrowth owns approximately 34 percent of the outstanding common shares. In December 2006, two senior officers of the Corporation directly and indirectly purchased a total of 30,000 shares of Monterey for a total consideration of $150,000 in a new share offering marketed by an independent broker.
19. AMOUNTS PER TRUST UNIT
The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	2006	2005

Weighted average number of trust units — basic	175,871	157,127
Dilutive effect of trust unit options, trust unit rights and DEUs	583	787

Weighted average number of trust units — diluted	176,454	157,914

In 2006, 0.8 million (2005 — 0.4 million) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.
20. FINANCIAL INSTRUMENTS
Interest Rate Risk
Pengrowth has mitigated some exposure to interest rate risk by entering into fixed rate term notes (Note 10). Pengrowth is exposed to interest rate risk on the Canadian revolving credit facility as the interest charged on the amount borrowed is based on a floating interest rate.
Foreign Currency Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the forward and futures contracts section below. Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments.
Pengrowth entered into a foreign exchange swap in conjunction with issuing Pounds Sterling 50 million of ten year term notes (Note 10) which fixed the Canadian dollar to Pound Sterling exchange rate on the interest and principal of the Pound Sterling denominated debt at approximately Pounds Sterling 0.4976 per Canadian dollar. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at year-end. At December 31, 2006, the amount Pengrowth would receive (pay) to terminate the foreign exchange swap would be approximately $13.9 million (December 31, 2005 — ($2.2) million).
Credit Risk
Pengrowth sells a significant portion of its oil and gas to commodity marketers, refiners and end-users, and the accounts receivable are subject to normal industry credit risks. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better.
120 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
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
As at December 31, 2006, Pengrowth had fixed the price applicable to future production as follows:
Crude Oil:

	Volume	Reference		Price
Remaining Term	(bbl/d)	Point		per bbl

Financial:
Jan 1, 2007 — Dec 31, 2007	13,000	WTI	(1)	$ 76.58 Cdn
Jan 1, 2008 — Oct 31, 2008	1,000	WTI	(1)	$ 74.25 Cdn
Jan 1, 2008 — Dec 31, 2008	1,000	WTI	(1)	$ 78.88 Cdn

Natural Gas:

	Volume	Reference		Price
Remaining Term	(mmbtu/d)	Point		per mmbtu

Financial:
Jan 1, 2007 — Oct 31, 2007	5,000	Transco Z6	(1)	$11.62	Cdn
Jan 1, 2007 — Mar 31, 2007	11,848	AECO		$9.63	Cdn
Apr 1, 2007 — Oct 31, 2007	9,478	AECO		$8.28	Cdn
Jan 1, 2007 — Dec 31, 2007	42,652	AECO		$7.97	Cdn
Jan 1, 2007 — Oct 31, 2007	5,000	Chicago MI	(1)	$9.69	Cdn
Jan 1, 2007 — Dec 31, 2007	10,500	Chicago MI	(1)	$8.89	Cdn
Jan 1, 2007 — Oct 31, 2007	4,739	AECO		$7.39—9.07	Cdn(2)
Jan 1, 2007 — Mar 31, 2007	4,739	AECO		$7.91—10.81	Cdn(2)

(1)	Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.

(2)	Costless collars
The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year end. At December 31, 2006, the amount Pengrowth would receive to terminate the financial crude oil and natural gas contracts would be $5 million and $32 million, respectively.
PENGROWTH 2006 | 121

Notes to Consolidated
Financial Statements
Natural Gas Fixed Price Sales Contract:
Corporation assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. At December 31, 2006, the amount Corporation would pay to terminate the fixed price sales contract would be $17 million. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mmbtu/d)	per mmbtu (1)

2007 to 2009:
Jan 1, 2007 — Oct 31, 2007	3,886	$2.29Cdn
Nov 1, 2007 — Oct 31, 2008	3,886	$2.34Cdn
Nov 1, 2008 — April 30, 2009	3,886	$2.40Cdn

(1)	Reference price based on AECO.
In accordance with GAAP, the fair value of the commodity contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. A summary of the gains (losses) on the fair value of the commodity contracts are provided below:

2006

Current gain on the fair value of commodity contracts	$37,972
Non-current gain on the fair value of commodity contracts	495
Non-current loss on the fair value of commodity contracts	(1,367)

37,100
Fair value of commodity contracts recognized as part of Esprit Trust acquisition	(10,601)

Unrealized gain on fair value of commodity contracts	$26,499

Fair Value of Financial Instruments
The carrying value of financial instruments included in the balance sheet, other than U.S. and U.K. debt, the debentures and remediation trust funds approximate their fair value due to their short maturity. The fair value of the other financial instruments is as follows:

	2006		2005

Years ended December 31	Fair value	Net book value	Fair value	Net book value

Remediation funds	$11,162	$11,144	$9,071	$8,329
U.S. dollar denominated debt	$224,624	$233,080	$220,187	$232,600
Pound Sterling denominated debt	$109,692	$114,120	$101,257	$100,489
Convertible debentures	$75,488	$75,127	$—	$—

122 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
21. COMMITMENTS

	2007	2008	2009	2010	2011	Thereafter	Total

Operating leases	$7,350	$7,387	$6,494	$6,019	$5,790	$35,923	$68,963

(1)	Operating leases include office rent and vehicle leases.
Pengrowth is involved in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect Pengrowth’s financial position or reported results of operations.
22. SUBSEQUENT EVENTS
On January 22, 2007, Pengrowth acquired four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, which hold Canadian oil and natural gas producing properties and undeveloped lands (the “CP Properties”) for a purchase price of $1.0375 billion, prior to adjustments. The acquisition of the CP Properties was funded in part by the December 1, 2006 equity offering of approximately $461 million with the balance funded by a new credit facility. A deposit of $103.8 million was paid on the acquisition prior to year end.
In conjunction with acquiring the CP Properties, Pengrowth entered into a new $600 million credit facility syndicated among ten financial institutions. The facility is unsecured, covenant based and has a one year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. The facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. Certain net proceeds from any future asset dispositions, equity offerings or debt issuances are required to repay the amount borrowed under this credit facility.
Subsequent to December 31, 2006, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties as follows:
Crude Oil:

	Volume	Reference		Price
Remaining Term	(bbl/d)	Point		per bbl

Financial:
Mar 1, 2007 — Dec 31, 2007	2,000	WTI	(1)	$73.36	Cdn
Jan 1, 2008 — Dec 31, 2008	7,000	WTI	(1)	$75.31	Cdn

PENGROWTH 2006 | 123

Notes to Consolidated
Financial Statements
Natural Gas:

	Volume	Reference		Price
Remaining Term	(mmbtu/d)	Point		per mmbtu

Financial:
Feb 1, 2007 — Dec 31, 2007	7,500	TETCO M3	(1)	$9.00	Cdn
Mar 1, 2007 — Dec 31, 2007	5,000	TETCO M3	(1)	$9.08	Cdn
Feb 1, 2007 — Dec 31, 2007	7,500	NYMEX	(1)	$8.94	Cdn
Jan 1, 2008 — Dec 31, 2008	5,000	Transco Z6	(1)	$10.90	Cdn
Mar 1, 2007 — Dec 31, 2007	4,740	AECO		$8.48	Cdn
Apr 1, 2007 — Dec 31, 2007	2,370	AECO		$7.02	Cdn
Nov 1, 2007 — Dec 31, 2007	2,370	AECO		$8.44	Cdn
Jan 1, 2008 — Mar 31, 2008	2,370	AECO		$8.44	Cdn
Jan 1, 2008 — Dec 31, 2008	42,653	AECO		$8.33	Cdn
Mar 1, 2007 — Dec 31, 2007	2,500	Chicago MI	(1)	$8.21	Cdn
Jan 1, 2008 — Dec 31, 2008	5,000	Chicago MI	(1)	$9.20	Cdn

(1)	Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.
23.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to United States generally accepted accounting principles (U.S. GAAP), as they apply to Pengrowth, are as follows:
(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 2006, the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $114.2 million. The ceiling test did not include the CP Properties discussed in Note 22. The application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs at December 31, 2005.
Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. Pengrowth had write-downs of capitalized costs in 1998 and 1997 of $328.6 million and $49.8 million respectively. In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the 2006 depletion charge by $24.0 million (2005 — $24.7 million).
(b)	Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

(c)	Statement of Financial Accounting Standards (SFAS) 130, “Reporting Comprehensive Income” requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.
124 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
(d)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.
Effective May 1, 2006, Pengrowth discontinued designating new commodity contracts as hedges. As at December 31, 2006, there were no financial crude oil and natural gas contracts outstanding for which hedge accounting was applied. The estimated fair value of the financial crude oil and natural gas contracts outstanding at year end have been recorded on the balance sheet with the change in fair value of these contracts from May 1, 2006 to December 31, 2006 recorded in net income. The accounting treatment for financial commodity contracts entered into after May 1, 2006 and where hedge accounting was no longer applied by Pengrowth is consistent with the accounting standards for these contracts under U.S. GAAP.
At December 31, 2005, $18.4 million was recorded as a current liability in respect of the fair value of financial crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. These amounts were recognized against crude oil and natural gas sales over the terms of the related hedges.
At December 31, 2005, $0.3 million was recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change in net income.
At December 31, 2005, Pengrowth’s foreign currency swap was not designated as a hedge resulting in the estimated fair value of $2.2 million being recorded as a liability with a corresponding charge to net income. Subsequent to December 31, 2005, Pengrowth designated the foreign currency swap as a cash flow hedge on its U.K. pound denominated debt. Changes in the fair value of the foreign currency swap subsequent to designation as a hedge are charged to other comprehensive income and reclassified to earnings to the extent the amount offsets unrealized gains and losses on the translation of the U.K. denominated debt. Under Canadian GAAP, for the year ended December 31, 2006, a $13.6 million exchange loss on the translation of the U.K. pound denominated debt was deferred and included in other assets on the balance sheet. This deferred exchange loss has been expensed under U.S. GAAP and has been offset by the reclassification of $13.6 million of the unrealized gain on the foreign currency swap from other comprehensive income.
(e)	Under U.S. GAAP the Trust’s equity is classified as redeemable equity as the Trust units are redeemable at the option of the holder. The redemption price is equal to the lesser of 95 percent of the market trading price of the “consolidated” trust units traded on the TSX for the ten trading days after the trust units have been surrendered for redemption and the closing market price of the “consolidated” trust units quoted on the TSX on the date the trust units have been surrendered for redemption. The total amount of trust units that can be redeemed for cash is limited to a maximum of $25,000 per month. Redemptions in excess of the cash limit must be satisfied by way of a distribution in Specie of a pro-rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the trust units are to be redeemed.

(f)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of income tax expense (reduction) taxed at the federal level for the year ended December 31, 2006 is ($9.4 million) (2005 — $12.9 million). The portion of income tax expense (reduction) taxed at the provincial level is ($4.9 million) (2005 — $1.6 million).
PENGROWTH 2006 | 125

Notes to Consolidated
Financial Statements
(g)	SFAS 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment” deals with accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award —the requisite service period. Since January 1, 2003, Pengrowth has recognized the costs of equity instruments issued in exchange for employee services based on the grant-date fair value of the award, in accordance with Canadian GAAP. Prior to adoption of SFAS 123(R) on January 1, 2006, forfeitures of share-based payments were accounted for as they occurred, as permitted under Canadian GAAP. As of January 1, 2006, forfeitures were estimated at the date of grant for both Canadian GAAP and U.S. GAAP. The effect of the change of estimating forfeitures was not material.
Pengrowth adopted SFAS 123(R) for U.S. reporting purposes on January 1, 2006 using the modified prospective approach. Under the modified prospective approach, the valuation provisions of SFAS 123(R) apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Under the modified prospective application, prior periods are not restated for comparative purposes. Upon adoption of SFAS 123(R), Pengrowth began using a binomial lattice model for estimating the fair value of trust unit rights for both Canadian and U.S. GAAP purposes. The impact of the change to a binomial lattice model for estimating fair value of trust unit rights was not material.
Additional disclosures required under U.S. GAAP are provided below. Tabular amounts are stated in thousands of Canadian dollars or in thousands of trust units (expect per unit amounts).
The intrinsic value of the DEUs, trust unit rights and trust unit options exercised was as follows:

	2006			2005

	Number Exercised		Intrinsic Value	Number Exercised	Intrinsic Value

DEUs	14,523	(1)	$334	—	$—
Trust Unit Options	155,298		827	558,307	1,611
Trust Unit Rights	452,468		3,924	953,904	6,023

Total	622,289		$5,085	1,512,211	$7,634

(1)	DEUs exercised relates to trust units issued under the plan for 2006 retirees as DEUs vest immediately upon retirement.
The following table summarizes information about trust unit options, trust unit rights and DEUs vested and expected to vest at December 31, 2006:

	Trust Unit Options	Trust Unit Rights	DEUs

Number vested and expected to vest	98,619	1,521,207	374,595
Weighted average exercise price per unit (1)	$16.12	$16.04	$—
Aggregate intrinsic value	$377	$5,936	$7,469
Weighted average remaining life (years)	1.5	3.2	1.8

(1)	No proceeds on exercise price of DEUs, see Note 14 for details
126 | 2006 PENGROWTH

Notes to Consolidated
Financial Statements
The following table summarizes information about trust unit options and trust unit rights outstanding at December 31, 2006:

	Trust Unit Options	Trust Unit Rights

Number exercisable (1)	98,619	969,402
Weighted average exercise price per unit	$16.12	$14.22
Aggregate intrinsic value	$377	$5,542
Weighted average remaining life (years)	1.5	3.2

(1)	No DEUs were exercisable at December 31, 2006.
(h)	Under US GAAP, the unrealized gain on crude oil and natural gas derivative contracts of $26.5 million for the year ended December 31, 2006 would be combined with realized gains or losses on crude oil and natural gas derivative contracts and recorded in oil and gas sales.

(i)	Under Canadian GAAP, the Trust’s convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete or amortize the balance to the principal due on maturity.

Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP.

(j)	Under SFAS 141, “Business Combinations”, supplemental pro forma disclosure is required for significant business combinations occurring during the year. On October 2, 2006, Pengrowth and Esprit Trust completed a business combination. The consolidated financial statements include the results of operations and cash flows of Esprit Trust and Esprit subsequent to October 2, 2006.
The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations might have been under U.S. GAAP, had the business combination taken place on January 1 of each of the following years:

(unaudited)	2006 Pro Forma	2005 Pro forma

Oil and gas sales	$1,458,370	$1,441,793
Net income	$182,661	$355,573
Net income per trust unit:
Basic	$0.90	$1.85
Diluted	$0.89	$1.85

(k)	Under U.S. GAAP, the amount shown as bank indebtedness of $14.6 million for the year ended December 31, 2005 on the consolidated statement of cash flows would be shown as cash generated from financing activities.

(l)	New Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS 109, Accounting for Taxes. FIN 48 prescribes a threshold condition that a
PENGROWTH 2006 | 127

Notes to Consolidated
Financial Statements
tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from FIN 48.
In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140’ (“SFAS 155”). SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Pengrowth does not expect that SFAS 155 will have a material impact on the financial position, results of operations or cash flows.
In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and to expand disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from SFAS 157.
128 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
Consolidated Statements of Income
The application of U.S. GAAP would have the following effect on net income as reported:
(Stated in thousands of Canadian dollars, except per trust unit amounts)

Years ended December 31	2006	2005

Net income, as reported	$262,303	$326,326
Adjustments:
Depletion and depreciation (a)	23,997	24,723
Ceiling test write down under US GAAP (a)	(114,212)	—
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges (d)	255	(255)
Unrealized loss on foreign exchange contract (d)	—	(2,204)
Reclassification of hedging losses on foreign exchange swap from other comprehensive income (d)	13,631	—
Deferred foreign exchange loss (d)	(13,631)	—
Non-cash interest on convertible debentures (i)	(29)	—

Net income — U.S. GAAP	$172,314	$348,590
Other comprehensive income (c):
Unrealized gain on foreign exchange swap (d)	16,077	—
Unrealized hedging gain (loss) (d)	18,153	(25,470)
Reclassification to net income (d)	(13,631)	—

Comprehensive income — U.S. GAAP	$192,913	$323,120

Net income — U.S. GAAP
Basic	$0.98	$2.22
Diluted	$0.98	$2.21

PENGROWTH 2006 | 129

Notes to Consolidated
Financial Statements
Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the balance sheets as reported:
(Stated in thousands of Canadian dollars)

		Increase
As at December 31, 2006	As Reported	(Decrease)	U.S. GAAP

Assets:
Current portion of unrealized foreign exchange gain (d)	$—	$1,559	$1,559
Other assets (d)	29,097	(1,317)	27,780
Capital assets (a)	3,741,602	(282,434)	3,459,168

		$(282,192)

Liabilities
Convertible debentures (i)	$75,127	$189	$75,316
Unitholders’ equity (e):
Accumulated other comprehensive income (c)(d)	$—	$2,446	$2,446
Trust Unitholders’ Equity (a)	3,049,677	(284,827)	2,764,850

		$(282,192)

		Increase
As at December 31, 2005	As Reported	(Decrease)	U.S. GAAP

Assets:
Capital assets (a)	$2,067,988	$(192,219)	$1,875,769

		$(192,219)

Liabilities
Accounts payable (d)	$111,493	$255	$111,748
Current portion of unrealized hedging loss (d)	—	18,153	18,153
Current portion of unrealized foreign currency contract (d)	—	2,204	2,204
Unitholders’ equity (e):
Accumulated other comprehensive income (c)(d)	$—	$(18,153)	$(18,153)
Trust Unitholders’ Equity (a)	1,475,996	(194,678)	1,281,318

		$(192,219)

130 | PENGROWTH 2006

Notes to Consolidated
Financial Statements
ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP
The components of accounts receivable are as follows:

As at December 31,	2006	2005

Trade	$125,522	$103,619
Prepaids	23,972	20,230
Other	2,225	3,545

	$151,719	$127,394

The components of accounts payable and accrued liabilities are as follows:

As at December 31,	2006	2005

Accounts payable	$73,631	$50,756
Accrued liabilities	127,425	60,737

	$201,056	$111,493

PENGROWTH 2006 | 131

APPENDIX D
OIL AND GAS PRODUCING ACTIVITIES PREPARED IN ACCORDANCE WITH
SFAS NO. 69 — “DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES”

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
Subsequent to December 31, 2006 no major discovery or other favorable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES
The following table sets forth revenue and direct cost information relating to the Trust’s oil and gas producing activities for the years ended December 31.

(thousands of dollars)	2006	2005
Revenue
Sales	$988,238	$952,738
Deduct
Production costs	253,162	208,140
Transportation costs	7,621	7,891
Amortization of injectant costs	34,644	24,393
Technical support and other	17,357	9,975
Depletion, depreciation and amortization	327,578	260,266

Results of operations from producing activities	$347,876	$442,073

1.	The costs in this schedule exclude corporate overhead, interest expense and other operating costs which are not directly related to producing activities.

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES
Costs incurred in oil and gas producing activities for the years ended December 31 are as follows:

	2006	2005
	(thousands of dollars)
Property Acquisition Costs
Proved	$1,333,666	$208,424
Unproved	440,357	18,697
Development Costs	284,605	169,314
Injectant Costs	34,630	34,658

	$2,093,258	$431,093

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
CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES
The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to the Trust’s oil and gas exploration, development and producing activities at December 31 consist of:

(thousands of dollars)	2006	2005
Oil and gas properties	$5,400,601	$3,375,412

Less accumulated depletion, depreciation and amortization	(1,941,433)	(1,499,643)

Net capitalized costs	$3,459,168	$1,875,769

(thousands of dollars)	2006	2005
Unproven oil and gas properties	$471,820	$31,463
Proven oil and gas properties	2,987,348	1,844,306

Net capitalized costs	$3,459,168	$1,875,769

OIL AND GAS RESERVE INFORMATION
All of the Trust’s proved oil, natural gas liquids, and natural gas reserves are located in Canada, primarily in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. The Trust’s proved developed and undeveloped reserves after deductions of royalties are summarized below:

	Crude Oil and	Natural
	Natural Gas Liquids	Gas
	MMbbls	Bcf
NET PROVED DEVELOPED AND UNDEVELOPED RESERVES AFTER ROYALTIES

End of year 2004	87.3	343.6
Revision of previous estimates	3.1	11.6
Purchase of reserves in place	8.0	15.2
Sales of reserves in place	(1.2)	(3.9)
Discoveries and extensions	0.6	15.6
Production	(9.6)	(48.6)

End of year 2005	88.2	333.5

Revision of previous estimates	5.5	9.6
Purchase of reserves in place	18.2	184.7
Sales of reserves in place	(0.4)	(8.0)
Discoveries and extensions	0.8	23.9
Production	(10.1)	(51.8)

End of year 2006	102.2	491.9

NET PROVED DEVELOPED RESERVES AFTER ROYALTIES
End of year 2004	70.5	305.7
End of year 2005	70.4	309.3
End of year 2006	84.1	453.1

Notes:

1.	Net after royalty reserves are the Trust’s lessor royalty, overriding royalty, and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

2.	Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and prices in effect at year end.

3.	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

4.	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

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
The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2006 was based on the following benchmark prices; Edmonton par crude oil price of $67.58/bbl and AECO natural gas price of $6.07/mcf. The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2005 was based on the following benchmark prices; Edmonton par crude oil price of $68.27/bbl and AECO natural gas price of $9.71 /mcf.
STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES
The following table sets forth the standardized measure of discounted future net cash flows from projected production of the Trust’s crude oil and natural gas reserves at December 31, for the years presented.

	2006	2005
	(millions of dollars)
Future cash inflows	$9,480	$8,591
Future costs
Future production and development costs	(4,162)	(2,892)

Future net cash flows	5,318	5,699
Deduct: 10% annual discount factor	(2,152)	(2,355)

Standardized measure of discounted future net cash flows	$3,166	$3,344

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES
The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for the years presented.

	2006	2005 (1)
	(millions of dollars)
Future discounted net cash flows at beginning of year	$3,344	$1,992

Sales and transfer, net of production costs	(676)	(706)
Net change in sales and transfer prices, net of production costs	(637)	1,450
Development costs during the year	284	169
Change in future development costs	(355)	(139)
Changes due to extensions and discoveries	83	74
Changes due to revisions (including infill drilling and improved recovery)	129	109
Accretion of discount	334	199
Sales of reserves in place	(40)	(26)
Purchase of reserves in place	842	196
Changes in timing of future net cash flows and other	(142)	26

End of Year	$3,166	$3,344

Note:

1.	The schedules above are calculated using year-end prices, costs, statutory tax rates and existing proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

APPENDIX E
PENGROWTH ENERGY TRUST CODE OF BUSINESS CONDUCT AND ETHICS
DATED DECEMBER 2006

Pengrowth Energy Trust
CODE OF BUSINESS CONDUCT AND ETHICS
December 2006

Application
Unless expressly provided herein to the contrary, this Code of Business Conduct and Ethics (the "Code”) applies to all directors, officers, employees, consultants and contractors (each, a, "Member”) of Pengrowth Corporation, Pengrowth Management Limited, Pengrowth Energy Trust and their respective subsidiaries and affiliates (collectively, referred to herein as “Pengrowth”).
Purpose
Pengrowth’s reputation for honesty and integrity has been earned by maintaining the highest standards of business ethics in all our interactions with our co-workers, governments, local communities, shareholders, customers, suppliers, competitors and the public. The commitment of every Member to preserve and perpetuate the letter and spirit of this Code is essential to our continued success.
This Code affirms the policy of Pengrowth and is a guideline to:
•	assure compliance with laws and regulations that govern the business activities of Pengrowth;

•	maintain a corporate climate in which the integrity and dignity of each individual is valued;

•	foster a standard of conduct that reflects positively on Pengrowth; and

•	protect Pengrowth from unnecessary exposure to financial loss.
This Code does not specifically address every potential form of unacceptable conduct, and it is expected that Members will exercise good judgment in compliance with the principles set out in this Code. Each Member has a duty to avoid any circumstance that would violate the letter or spirit of this Code. Unscrupulous dealings, non-compliance with this Code or the law or other dishonest or unethical business practices are forbidden and may result in disciplinary action, including termination from employment or termination of contractual relations. Any violations of this Code must be promptly reported to an appropriate person as outlined in Appendix “A”.
Policy
Pengrowth and all of its Members will adhere to the highest ethical standards in all our business activities. Any situation, decision or response should first consider what is right and how it reflects on Pengrowth. Although the various matters described in this Code do not cover the full spectrum of employee and contractor activities, they are indicative of the type of behaviour expected from employees and contractors in all circumstances.
Members are expected to comply with all aspects of this Code.
If a director or officer has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this policy, the matter should be discussed with the Chief

Financial Officer, Lead Director or the Chairman of the Board of Pengrowth Corporation.
If an employee has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this policy, the matter should be discussed with the employee’s manager. It is recognized that there may be situations in which it is impractical or inappropriate for an employee to bring the matter to his or her manager. In these instances, employees should seek the advice of the Director, Human Resources.
If a consultant or contractor has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this policy, the matter should be discussed with the consultant’s or contractor’s supervisor.
Compliance with the Law
A concern for what is right underlies all business decisions. An issuer may be held liable for the wrongful actions of its directors, officers, employees, consultants or contractors. Accordingly, each Member must ensure that his or her dealings and actions on behalf of Pengrowth comply with the spirit and intent of all relevant legislation and regulations including those set by a self regulatory body or professional organization. Particular attention is directed to the laws and regulations relating to discrimination, privacy, securities, labour, safety and the environment.
In addition to the laws imposed by statute, the law also imposes a duty upon a company to honour agreements, whether in writing or not, and to act reasonably and in a manner that will not cause harm to others. Members must diligently ensure that their conduct is not and cannot be interpreted as being a contravention of laws governing the affairs of Pengrowth in any jurisdiction where it carries on business.
Ignorance of the law will not usually excuse a party who contravenes a law. Members are responsible to keep informed of laws which may affect those affairs of Pengrowth which are under his or her control.
Whenever a Member is in doubt about the application or interpretation of any legal requirement, the individual should immediately seek the advice of his or her manager.
Health, Safety and the Environment
Pengrowth is committed to safe and healthful working conditions for all employees and third parties, and to conducting its activities in an environmentally responsible manner consistent with the principles of sustainable development.
Members are expected to read and to understand Pengrowth’s Environmental and Safety Policies and Procedures and participate fully in this effort by improving operations to avoid injury or sickness to persons, and damage to property and the environment and by giving due regard to all applicable safety standards, regulatory requirements, technical and conventional standards and restraints.
All conditions, situations or accidents which give rise to health, safety or environmental concerns must be immediately reported to the Manager, Safety and Training or the Manager, Environment.
Pengrowth authorizes each of its officers and employees to take any emergency actions that are necessary or desirable to minimize any critical health, safety or environmental problems provided those actions are consistent with Pengrowth’s philosophy and practices regarding health, safety and environmental protection.
Public Reporting
Full, fair, accurate, timely and understandable disclosure in the reports and other documents that Pengrowth files with, or submits to, the securities commissions and in its other public communications is critical for Pengrowth to maintain its good reputation, to comply with its obligations under the securities laws and to meet the expectations of its shareholders and other members of the investment community.
Persons responsible for the preparation of such documents and reports and other public communications are to exercise the highest standard of care in their preparation in accordance with the following guidelines:
•	all accounting records, and the reports produced from such records, must be in accordance with all applicable laws;

•	all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

•	all accounting records must fairly and accurately reflect in reasonable detail Pengrowth’s assets, liabilities, revenues and expenses;

•	no accounting records should contain any false or intentionally misleading entries;

•	no transactions should be intentionally misclassified as to accounts, departments or accounting periods;

•	all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

•	no information should be concealed from the internal auditors or the independent auditors; and

•	compliance with Pengrowth’s system of internal controls is required.
Conflict of Interest
Members must avoid interests or relationships where their personal interests may affect their judgement in acting in the best interests of Pengrowth. This requires that each Member act in such a manner that his or her conduct will bear the closest scrutiny should circumstances demand that it be examined.

Where a conflict of interest situation may exist or be perceived to exist, the Member may be put in a compromising position or his or her judgement may be questioned. Pengrowth wants to ensure that all Members are, and are perceived to be, free to act in the best interests of Pengrowth. Disclosure of areas of potential conflict of interest will allow appropriate steps to be taken to protect the individual from these situations.
Each director and officer who is a party to a material contract or proposed material contract with Pengrowth or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Pengrowth of which he has knowledge is required to disclose in writing to the Chairman of Pengrowth Corporation the nature and extent of the director’s or officer’s interest. The Chairman shall make any such disclosure concerning himself to the Lead Director.
Officers, employees, consultants and contractors are required to disclose to the appropriate Vice President in writing all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment. Senior management will determine whether a conflict of interest does or could exist and, if necessary, advise the person of what steps should be taken. Directors are required to disclose to the Chair of the Corporate Governance Committee (or, in the case of the Chair of the Corporate Governance Committee, to another member of the Committee) all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties as directors.
There are many situations which can be classified as conflicts of interest, but the following examples illustrate those that are most common.
          Private Business
Unless otherwise consented to by his or her immediate superior, a Member, either directly or indirectly through his or her immediate family or by any other means, must not have a personal financial interest in, or place himself or herself in a position where he or she could derive a benefit or interest from, a business transaction with Pengrowth, which financial interest or benefit is of such a nature that it would reasonably be expected to create a conflict of interest for the Member.
This, however, does not prevent a Member and his or her family from having ownership in publicly traded shares or equity in companies which may do business with Pengrowth or prevent a consultant or contractor from providing his or her services to Pengrowth through a third party corporation.
          Payments
It is Pengrowth’s policy to deal fairly and lawfully with all customers, suppliers and independent contractors purchasing or furnishing goods or services. All goods and services shall be obtained on a competitive basis at the best value considering price, quality, reliability, availability and delivery.
Members shall not accept gratuities or favours of any sort having more than a nominal value from any person, organization or group that does, or is seeking to do, business with Pengrowth or any of its affiliates or from a competitor of Pengrowth or any of its affiliates. Members should neither seek nor accept gifts, payments, services, fees, trips or accommodations, special privileges of value or loans from any person, organization or group that does, or is seeking to do, business with Pengrowth or any of its affiliates (unless they are in the business of lending, and then only on conventional terms) or from a competitor of Pengrowth or any of its affiliates. Gifts of nominal value (advertising mementos, desk calendars or pens), acceptance of hospitality or entertainment (lunch, dinner or tickets to a local sporting event) and attendance at transaction closing celebrations are acceptable, provided that acceptance of such gifts, hospitality or entertainment and closing celebrations would not reasonably be expected to create a conflict of interest. Directors should report gifts of a questionable nature to the Lead Director or Chairman of the Board of Pengrowth Corporation and officers, employees, consultants and contractors should report gifts of a questionable nature to their superior.
Except as contemplated herein, no Member shall offer or provide, either personally or on behalf of Pengrowth, any expensive gifts, excessive entertainment or payments of any amount of money to any supplier, customer, sub-contractor, or competitor of Pengrowth’s, or to any public official or their representatives, nor pay to them, either directly or indirectly, any commissions or fees which are excessive in relation to the services rendered. Modest gifts, favours and entertainment may be furnished by Members whose duties permit them to do so, provided all of the following tests are met:
➢	they are not in cash or securities and are of nominal value;

➢	they do not contravene any law and are made as a matter of general and accepted practice or in accordance with corporate policy; and

➢	if subsequently disclosed to the public, they would not in any way embarrass Pengrowth or their recipients.
It is acknowledged that, from time to time, Pengrowth holds investor conferences, the purpose of which is to educate investors and brokers about the oil and gas business generally and Pengrowth’s business specifically. A portion of the costs incurred by attendees of the conferences is paid by Pengrowth.
          Political Contributions
Any political contribution made on behalf of Pengrowth shall comply with the following requirements:
(a)	any such contribution may only be made to a political party and not to an individual candidate for election to public office;

(b)	any such contribution requires the approval of the Chief Executive Officer; and

(c)	any such contribution must be within the approved operating budget of Pengrowth.
Contributions are deemed to include money, anything of value (e.g., loans, services or the use of Pengrowth facilities or assets) and time spent by employees during normal work hours away from work responsibilities. Individual Members are free to make political contributions in their personal capacity.
          Involvement with Not-for-Profit Organizations
As a responsible community citizen, Pengrowth encourages and supports employee participation in charitable, educational, cultural, political and not-for-profit organizations. Employees are reminded that such participation should not be of a nature or extent that it adversely affects an employee’s job performance or puts the employee in a conflict of interest position (see “Conflict of Interest” above).
          Outside Employment
Pengrowth recognizes that some employees may, from time to time, hold additional part-time employment outside their employment relationship with Pengrowth. Employees are reminded that any such outside employments should not be of a nature or extent that it adversely affects the employee’s job performance at Pengrowth or puts the employee in a conflict of interest position (see “Conflict of Interest” above). All employees who hold management positions with Pengrowth shall obtain the approval of their supervisor before accepting any such outside employment.
          Directorships
Any officer or employee shall obtain the approval of the Chief Executive Officer prior to accepting a position as a director of a for-profit company or business organization. The Chief Executive Officer shall obtain the approval of the Board of Directors prior to accepting a position as a director of a for-profit company or business organization. A director shall advise the Lead Director and the Chairman of the Board prior to accepting a position as a director of a for-profit company or business organization.
          Government Relations
Pengrowth, as a company offering services to a regulated industry and providing services which relate directly to regulations, must be especially sensitive to the interaction with public officials. All interaction and communications between Members and public officials are to be conducted in the highest ethical manner and must not compromise the integrity or reputation of any public official, Pengrowth, its affiliates or its employees.
Confidential Information
In the course of their work, Members may have access to information that is confidential, privileged, of value to competitors of Pengrowth or might be damaging to Pengrowth if improperly disclosed. Pengrowth respects privileged customer and employee related information, and therefore all Members must protect the confidentiality of such information.
The use or disclosure of confidential information must be for company purposes only and not for personal benefit or the benefit of others. This applies to disclosure of confidential information concerning Pengrowth or its business activities as well as information with respect to companies having business dealings with Pengrowth. To preserve confidentiality, disclosure and discussion of confidential information should be limited to those individuals who need to know the information.
          Company Information
Members must guard against improper disclosure of information that may be of competitive value to Pengrowth.
Pengrowth is in a competitive environment with other companies offering similar services. Certain records, reports, papers, devices, processes, plans, methods and apparatus of Pengrowth, including methods of doing business, strategies and information on costs, prices, sales, profits, markets and customers are the property of Pengrowth and are considered to be confidential and proprietary. Members must not reveal such confidential information without consent from their superiors.
Confidential information does not include information which is already in the public domain. Certain information may be released by Pengrowth (to comply with securities regulations, for example), however the release of such information is a decision of the Board of Directors and senior management. If there is any doubt as to what can or cannot be discussed outside of Pengrowth, Members should err on the side of discretion and not communicate any information. For more specific advice, your immediate manager or the Chief Financial Officer should be consulted.
These obligations regarding confidential information continue to apply to all Members following cessation of their employment or contractual relations with Pengrowth.
          Inside Information
Certain information, which Pengrowth treats as confidential, may influence the price or trading of Pengrowth’s trust units or other securities if it is disclosed to members of the public. Inside information would include information concerning major contracts, proposed acquisitions or mergers, and sales or earnings figures. Members shall not use such inside information for their own financial gain or for that of their associates.
Inside information is information which (1) has not been publicly released, (2) is intended for use solely by Pengrowth and not for personal use, or (3) is the type usually not disclosed by Pengrowth. All individuals who come into possession of material inside information, before it is publicly disclosed, are considered to be in a special relationship with Pengrowth for the purposes of securities laws. The husbands, wives, immediate families and those under control of insiders may also be regarded as being in a special relationship with Pengrowth. Included in the concept of insider trading is “tipping” or revealing inside information to individuals to enable such individuals to trade in a company’s securities on the basis of undisclosed information.
Members are responsible for being familiar with and abiding by all laws, regulations and rules respecting “insiders” and “insider trading”. The various provincial securities legislation and business corporations acts impose certain liabilities upon every Member of Pengrowth, and any associate of such person, from using for their own benefit in connection with a trade in securities of Pengrowth any inside information, including that which, if generally known, might reasonably be expected to affect materially the market price of shares or other securities.
Pengrowth’s policy parallels the law in that all Members who receive inside information about Pengrowth, its associates, affiliated companies and other companies in which it has an interest are in a position of trust and they must not trade in trust units or other securities on the basis of the information they possess, or otherwise make use of the information for their own benefit or advantage until at such time as the information has been fully disclosed and a reasonable period of time has passed for the information to be disseminated.
Pengrowth has adopted the following rule in respect of trading in securities of Pengrowth by directors, officers and employees:
If you have knowledge of a material fact, pending change of fact, or material change related to the affairs of Pengrowth or any public issuer involved in a transaction with Pengrowth which is not generally known, no purchase or sale may be made until the knowledge has been made public. In addition, this knowledge must not be conveyed to any other person for the purpose of assisting that person in trading securities.
For purposes of this rule, public issuer includes any issuer, whether a corporation or otherwise, whose securities are traded in a public market, whether on a stock exchange or “over the counter”. Material change or material fact is one which would be expected to have a significant effect on the market price or value of any securities of a public issuer.
Pengrowth encourages Members to be securityholders in Pengrowth as one way to more tangibly link shareholder interests with those of the Members. However, Members possessing inside information are expected to show integrity and use proper judgement in timing their investments. If in doubt as to the propriety of actions, the Member should seek the advice of the Chief Financial Officer. Reference should be made to the Policy on Trading in Securities by Directors, Officers and Employees of Pengrowth Energy Trust.
          Books of Account
Accurate, timely and reliable books of account and records are essential for effective management to ensure Pengrowth meets its business, legal and financial obligations. As a result, Members should ensure all transactions with which they are involved are authorized and executed in accordance with Pengrowth’s procedures and that all transactions are completely and accurately accounted for and recorded.
          Patents and Inventions
All inventions, discoveries and copyrights made by Members during or as a result of their employment or contractual relations with Pengrowth (where company time, equipment, resources or pertinent information has been used for personal gain) are the property of Pengrowth unless a written release is obtained from the Chief Executive Officer.

Pengrowth and its Members honour the proprietary rights of others as expressed in patents, copyrights, trademarks and industrial design.
          Community Relations
In its business, Pengrowth and its Members come in contact with many members of the business and investment community, including individuals, community groups, public officials and members of the media. Pengrowth strives to maintain its good reputation in the community and therefore needs to ensure that individuals speaking on behalf of Pengrowth recognize and deal with sensitive issues in an appropriate manner. Enquiries from members of the community related to matters of a sensitive nature should be directed to the Director of Government and Public Affairs or a member of senior management. The Director of Government and Public Affairs is then required to refer the matter to either the Chief Executive Officer or Chief Financial Officer whereby such senior officers will respond on behalf of Pengrowth. Reference should also be made to the Public Disclosure Policy, Electronic Communications and Related Procedures of Pengrowth Energy Trust.
Company Property and Opportunities
All Members are responsible for protecting Pengrowth’s assets. Personal use of Pengrowth’s property, including investment and other business opportunities, is not permitted without specific authorization.
Accounting and Financial Reporting
Pengrowth is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. Every Member is required to follow prescribed accounting and financial reporting procedures. All accounting records should accurately reflect and describe corporate transactions. The recording of such data must not be falsified or altered in any way to conceal or distort assets, liabilities, revenues, expenses or the nature of the activity.
Any suspected violation relating to accounting or financial reporting matters should be reported directly to Grant Thornton LLP pursuant to Appendix “A” to this document.
Employee Relations and Reporting
The continued success of Pengrowth is dependent on our employees, the work they perform, the ideas they contribute, and the ability, creativity and initiative they bring to the company.
In working together, Pengrowth Members must ensure they treat each other with respect, dignity, honesty and fairness. Pengrowth is committed to providing opportunity for employees to be fully challenged, to develop their skills and abilities, and to reach their career goals.
In all matters related to the supervision and development of Members, including hiring, supervision, compensation, promotion and termination, no person will be discriminated against because of race, religious beliefs, gender (including sexual harassment and pregnancy), sexual orientation, physical or mental disability, ancestry or place of origin.
All Members are encouraged to report any behaviour of other Members which they reasonably believe is illegal or unethical to the Director, Human Resources. Any suspected violation of this Code should be reported directly to the Chairman of the Corporate Governance Committee or to Grant Thornton LLP pursuant to Appendix “A”. Reporting can be done on an anonymous basis if the person wishes to do so. No adverse action will be taken against any individual for making a complaint or disclosing information in good faith, and any Member who retaliates in any way against an individual who in good faith reports any violation or suspected violation of this Code will be subject to disciplinary action.
Policies, Procedures and Internal Controls
It is essential that all Members follow established policies, procedures and internal controls. Any exception to established policies, procedures and internal controls is prohibited, unless appropriately authorized in advance by any two officers of Pengrowth who shall report all such approved exceptions to the Audit Committee. Exceptions to this Code are dealt with below under “Exceptions and Changes”.
Acknowledgement
It is essential that all Members of Pengrowth understand and adhere to this Code.
All Members of Pengrowth will be asked to acknowledge, in writing, their review of and agreement to be bound by this Code as a condition of their new or continuing employment or contractual relations, as the case may be. This acknowledgment must be made: (i) in the case of directors, upon election to the board of directors of the Corporation and annually thereafter; (ii) in the case of officers and employees, upon the commencement of employment and annually thereafter, (iii) in the case of consultants and contractors, upon commencement of this contractual relation and annually thereafter, and such acknowledgement may be provided in electronic format.
The form of certification attached as Appendix “B” is to be used by each Member to disclose any personal facts or dealings that are non-compliant with this Code.
Exceptions and Changes
In very limited circumstances, exceptions may be made by Pengrowth under this Code. Any exception proposed to be made under this Code shall be presented by the Chief Executive Officer to the Corporate Governance Committee for its approval.
Any change to this Code must be in writing, approved by the Board of Directors and signed by the Chief Executive Officer of Pengrowth Corporation and will be disclosed as required by applicable laws and regulations and listing standards.

Appendix “A”
Complaint Procedures
For Accounting, Financial Reporting and Auditing Matters
and Violations of the Code of Business Conduct and Ethics
Any director, officer or employee of Pengrowth Corporation and its subsidiaries (collectively, referred to herein as “Pengrowth”) may submit a complaint regarding accounting or auditing matters to the management of Pengrowth without fear of dismissal or retaliation of any kind. Pengrowth is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The Audit Committee of Pengrowth will oversee treatment of employee concerns in this area.
Any director, officer, employee, consultant or contractor of Pengrowth may submit a complaint regarding a suspected violation of the Code of Business Conduct and Ethics to the management of Pengrowth without fear of dismissal or retaliation. The Governance Committee of Pengrowth will oversee treatment of employee concerns in this area.
In order to facilitate the reporting of complaints, the Board of Directors of Pengrowth has established the following procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, financial reporting or auditing matters (“Accounting Matters”); (ii) the receipt, retention and treatment of complaints regarding suspected violations of the Code of Business Conduct and Ethics (“Conduct Matters”); and (iii) the confidential, anonymous submission by directors, officers and employees of concerns regarding questionable Accounting Matters and Conduct Matters.
Receipt of Complaints
•	Directors, officers and employees with concerns regarding Accounting Matters may report their concerns to the Chairman of the Audit Committee.

•	Directors, officers, employees, consultants or contractors with concerns regarding Conduct Matter may report their concerns to the Chairman of the Corporate Governance Committee.

•	Directors, officers and employees may report concerns regarding Accounting Matters or Conduct Matters on a confidential or anonymous basis to Grant Thornton LLP, at 1-888-747-7171 or usecare@GrantThornton.ca.

•	A director, officer or employee who makes an anonymous submission must be sure to provide sufficient detail to identify the concern being raised. Because the submission is made anonymously, the Audit Committee or the Corporate Governance Committee, as the case may be, will be unable to follow up if there are additional questions. The complaint should, at a minimum, contain dates, places, persons involved and witnesses such that a reasonable investigation or assessment can be conducted.
Scope of Accounting Matters Covered by These Procedures
These procedures relate to director, officer or employee complaints relating to any questionable Accounting Matters, including, without limitation, the following:
•	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of Pengrowth;

•	fraud or deliberate error in the recording and maintaining of financial records of Pengrowth;

•	deficiencies in or non-compliance with Pengrowth’s internal accounting controls;

•	misrepresentation or false statement to or by a director, officer, employee or external accountant regarding a matter contained in the financial records, financial reports or audit reports of Pengrowth; or

•	deviation from full and fair reporting of Pengrowth’s financial condition.
Treatment of Complaints
•	Grant Thornton LLP shall inform (i) the Chairman of the Audit Committee of all complaints and concerns provided to it in respect of Accounting Matters; and (ii) the Chairman of the Corporate Governance Committee of all complaints provided to it in respect of Conduct Matters.

•	Upon receipt of a complaint or concern, the Chairman of the Audit Committee or Chairman of the Corporate Governance Committee, as the case may be, will (i) determine whether or not the complaint actually pertains to Accounting Matters or Conduct Matters and (ii) when possible, acknowledge receipt of the complaint to the sender.

•	Complaints relating to Accounting Matters will be reviewed by the Audit Committee, outside legal counsel or such other persons as the Audit Committee determines to be appropriate. Complaints relating to Conduct Matters will be reviewed by the Corporate Governance Committee, outside legal counsel and such and the persons as the Corporate Governance Committee determines to be appropriate. In any case, confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

•	Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee or the Corporate Governance Committee, as the case may be.

•	Pengrowth will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any individual in the terms and conditions of employment based upon any lawful actions of such individual with respect to reporting of complaints in good faith regarding Accounting Matters or Conduct Matters.

•	Pengrowth will regard the making of any deliberately false or malicious allegations by an employee as a serious offence which may result in recommendations to the Board or to senior management of Pengrowth for disciplinary action including dismissal for cause and, if warranted, legal proceedings.
Reporting and Retention of Complaints and Investigations
•	The Chairman of the Audit Committee and the Chairman of the Corporate Governance Committee will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Audit Committee or the Corporate Governance Committee, as the case may be.
Adopted by the Board of Directors on December 14, 2006.

Appendix “B”
Awareness Statement on Code of Business Conduct and Ethics
To be completed by all directors, officers, employees, consultants and contractors of Pengrowth Energy Trust and its subsidiaries (“Pengrowth”)
I have recently read the Code of Business Conduct and Ethics of Pengrowth (the “Code”), and I can certify that, except as specifically noted below:
1.	I understand the content and consequences of contravening the Code and agree to abide by the Code.

2.	I am in compliance with the Code.

3.	All facts and dealings which I believe to be non-compliant with the Code have been communicated to the appropriate representative of Pengrowth and are detailed below.

4.	(If applicable) After due inquiry and to my best knowledge and belief, no employee, consultant or contractor under my direct supervision is in violation of the Code.

5.	I have and will continue to exercise my best efforts to assure full compliance with the Code by myself and (if applicable) all employees, consultants and contractors under my direct supervision.

Print or type name:

Signature:

Title and location:

Date:

Facts and dealings that I believe to be non-compliant with the Code
(Including potential conflict of interest situations)
1.

2.
     (If required, provide additional details on separate sheet).