Form 40-F
period 2007-12-31
PENGROWTH ENERGY TRUST
filed 2008-03-19
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007       Commission File Number: 1-31253
PENGROWTH ENERGY TRUST
(Exact name of Registrant as specified in its charter)
Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311	None
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Suite 2100, 222 Third Avenue S.W.
Calgary, Alberta Canada T2P 0B4
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
     There were 246,844,532 Trust Units, of no par value, outstanding as of December 31, 2007.
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
Yes ☑ No ☐
     This report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements on Form F-10 and F-3 (File Nos. 333-146928 and 333-143810, respectively) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT
     The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

Appendix	Documents
A	Pengrowth Energy Trust Annual Information Form for the year ended December 31, 2007.

B	Management’s Discussion and Analysis.

C	Consolidated Financial Statements of Pengrowth Energy Trust, including Management’s Report to Unitholders, the Auditors’ Reports and note 23 thereof which includes a reconciliation of the Consolidated Financial Statements to United States generally accepted accounting principles.

D	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences.

E	Oil and Gas Producing Activities Prepared in Accordance with SFAS No. 69 — “Disclosures about Oil and Gas Producing Activities”.

F	Pengrowth Energy Trust Code of Business Conduct and Ethics dated February 19, 2008.
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
Certifications. See Exhibits 5 and 6 to this Annual Report on Form 40-F.
Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure Controls and Procedures” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Internal Control Over Financial Reporting” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditors’ Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2007, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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
ADDITIONAL DISCLOSURE
Certain disclosure regarding the corporate governance practices of the Registrant, including disclosure of the Registrant’s code of ethics, principal accountant fees and services, pre-approval policies and procedures and off-balance sheet arrangements, is included on pages  98 through  99 and 101 of the Annual Information Form contained in Appendix A. Disclosures regarding the Registrant’s contractual obligations is included on page 76 of Management’s Discussion and Analysis contained in Appendix B.
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

Date: March 19, 2008	PENGROWTH ENERGY TRUST by its Administrator PENGROWTH CORPORATION
	By:	/s/ James S. Kinnear
James S. Kinnear
Chairman, President and Chief Executive Officer

APPENDIX A
PENGROWTH ENERGY TRUST ANNUAL INFORMATION FORM FOR THE YEAR
ENDED DECEMBER 31, 2007

PENGROWTH ENERGY TRUST
ANNUAL INFORMATION FORM
For the year ended December 31, 2007
March 19, 2008

TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS	1
Corporate	1
Engineering	2
Abbreviations	3
CONVERSION	4
PRESENTATION OF OUR FINANCIAL INFORMATION	5
PRESENTATION OF OUR RESERVE INFORMATION	5
FORWARD-LOOKING STATEMENTS	5
PENGROWTH ENERGY TRUST	7
Introduction	7
The Trust	7
The Corporation	7
The Trust’s Subsidiaries	7
The Corporation’s Subsidiaries	8
The Manager	8
Intercorporate Relationships	8
Business Strategy and Strengths	9
SIFT Legislation Considerations	11
GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST	12
Recent Developments	12
Historical Developments	16
Trends	19
PENGROWTH MANAGEMENT LIMITED	20
Business	20
Management Agreement	20
Bonus Pool	21
Management Agreement Second Term	22
PENGROWTH – OPERATIONAL INFORMATION	23
Principle Properties	23
Light Oil Properties	24
Heavy Oil Properties	27
Conventional Gas Properties	28
Shallow Gas Properties	31
Offshore Gas Properties	33
Statement of Oil and Gas Reserves and Reserves Data	35
Additional Information Relating to Reserves Data	45
Future Development Costs	47
Finding, Development and Acquisition Costs	47
Future Development Capital	48
Other Oil and Gas Information	49
Additional Information Concerning Abandonment & Reclamation Costs	50
Costs Incurred	51
Exploration and Development Activities	51
Production Estimates	51
Production History (Netback)	52
Replacement of Properties	52
TRUST UNITS	53
The Trust Indenture	53
The Trustee	54
Stock Exchange Listings	54
Ownership Restrictions	54
Redemption Right	54

Conversion Rights	55
Voting at Meetings of Unitholders	55
Voting at Meetings of Corporation	55
Termination of the Trust	55
Unitholder Limited Liability	56
THE ROYALTY INDENTURE	57
Royalty Units	57
The Royalty	57
The Trustee	58
EXCHANGEABLE SHARES	58
DISTRIBUTIONS	59
General	59
Historical Distributions	59
Restrictions on Distributions	60
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	64
Taxation of Unitholders Resident in Canada	65
Taxation of Unitholders who are Non-Residents of Canada	66
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	67
Classification of Pengrowth Energy Trust as a Partnership	68
Possible Classification as a Corporation; PFIC Rules	68
Consequences of Possible PFIC Classification	69
Tax Consequences of Trust Unit Ownership	70
Tax Treatment of Trust Operations	71
Disposition of Trust Units	73
Disposition of Trust Units by Redemption	74
Uniformity of Trust Units	75
Tax-Exempt Organizations	75
Administrative Matters	75
Reportable Transactions	76
Foreign Partnership Reporting	76
INDUSTRY CONDITIONS	76
Government Regulation	76
Pricing and Marketing — Oil	76
Pricing and Marketing — Natural Gas	77
Pricing and Marketing — Natural Gas Liquids	77
Environmental Regulation	78
RISK FACTORS	80
MARKET FOR SECURITIES	93
DIRECTORS AND OFFICERS	94
Directors and Officers of the Manager	94
Principal Holders of Shares of the Manager	94
Directors and Officers of the Corporation	94
Corporate Cease Trade Orders or Bankruptcies	96
Personal Bankruptcies	97
Penalties or Sanctions	97
AUDIT COMMITTEE	97
Principal Accountant Fees and Services	98
Pre-approval Policies and Procedures	98

- iii -

CONFLICTS OF INTEREST	99
LEGAL PROCEEDINGS	99
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	99
INTERESTS OF EXPERTS	100
AUDITORS, TRANSFER AGENT AND REGISTRAR	100
MATERIAL CONTRACTS	100
CODE OF ETHICS	101
OFF-BALANCE SHEET ARRANGEMENTS	101
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE	101
ADDITIONAL INFORMATION	102
Appendix A — Report on Reserves Data by Independent Qualified Reserves Evaluator on Form 51-102F2
Appendix B — Report on Management and Directors on Oil and Gas Disclosure on Form 51-101F3
Appendix C — Audit Committee Terms of Reference
Unless otherwise indicated, all of the information provided in this Annual Information Form is as at December 31, 2007.

- iv -

GLOSSARY OF TERMS AND ABBREVIATIONS
The following terms in this Annual Information Form have the meanings set forth below:
Corporate
“Board” or “Board of Directors” refers to the board of directors of the Corporation;
“Canada-U.S. Convention” means the Canada-United States Tax Convention, 1980;
“Computershare” refers to Computershare Trust Company of Canada;
“Corporation” refers to Pengrowth Corporation, the administrator of the Trust;
“CP Acquisition” refers to the acquisition by Pengrowth of certain entities from ConocoPhillips Canada on January 22, 2007;
“Credit Facility” has the meaning ascribed thereto under “General Development of Pengrowth Energy Trust – Recent Developments – Borrowing”;
“Debenture” refers to Pengrowth’s 6.5 percent convertible unsecured subordinated debentures assumed in connection with Pengrowth’s strategic business combination with Esprit Energy Trust;
“Debenture Indenture” refers to the trust indenture relating to the Debentures entered into among Esprit Energy Trust, Esprit Exploration Ltd. and Computershare (as trustee), dated July 28, 2005 and assumed by Pengrowth on October 2, 2006 pursuant to the first supplemental trust indenture relating to the Debentures, entered into by the Trust, Esprit Energy Trust, Esprit Exploration Ltd., the Corporation and Computershare (as trustee);
“Manager” refers to Pengrowth Management Limited, the manager of the Trust and the Corporation;
“Pengrowth”, “we”, “us” and “our” refers to the Trust and all of its wholly-owned direct and indirect subsidiary entities on a consolidated basis;
“Protocol” means the fifth protocol to the Canada-U.S. Convention dated September 21, 2007, which proposed changes to the Canada-U.S. Convention and which has been ratified by Canada but not the United States;
“Royalty Indenture” refers to the amended and restated royalty indenture of the Corporation, dated July 27, 2006;
“Royalty Unitholder” refers to holders of Royalty Units;
“Royalty Units” refers to the royalty units of the Corporation created and issued pursuant to the Royalty Indenture;
“SIFT Legislation” refers to the Specified Investment Flow-Through legislation and has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;
“Trust” refers to Pengrowth Energy Trust;
“Trust Indenture” refers to the amended and restated trust indenture of the Trust dated June 11, 2007;
“Trust Units” refers to the trust units of the Trust created and issued pursuant to the Trust Indenture; and
“Unitholders” refers to holders of Trust Units and class A trust units.

Engineering
“Company Interest” is equal to Pengrowth’s Gross interest plus Pengrowth’s Royalty Interest; that is, the Working Interest share of production or reserves prior to the deduction of royalties plus the interest in production or reserves at the wellhead;
“Developed Non-Producing Reserves” refers to those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown;
“Developed Producing Reserves” refers to those reserves expected to be recovered from completion intervals open at the time of the estimate; these reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;
“Developed Reserves” refers to those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production; the developed category may be subdivided into Developed Producing Reserves and Developed Non-Producing Reserves;
“GLJ” refers to GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta;
“GLJ Report” refers to the report prepared by GLJ, dated February 8, 2008 with an effective date of December 31, 2007;
“Gross” with respect to: (i) Pengrowth’s interest in production or reserves, refers to Pengrowth’s Working Interest (operating or non-operating) share before the deduction of royalties and without including any royalty interests (excluding Pengrowth’s Royalty Interest reserves); (ii) Pengrowth’s wells, refers to the total number of wells in which Pengrowth has an interest; and (iii) Pengrowth’s properties, refers to the total area of properties in which Pengrowth has an interest;
“Net” with respect to: (i) Pengrowth’s interest in production or reserves, refers to Pengrowth’s Working Interest (operating or non-operating) share after the deduction of royalty obligations, plus Pengrowth’s royalty interests in production or reserves; (ii) Pengrowth’s interest in wells, refers to the number of wells obtained by aggregating Pengrowth’s working interest in each of its gross wells; and (iii) Pengrowth’s interest in a property, refers to the total area in which Pengrowth has an interest multiplied by the working interest owned by Pengrowth;
“Probable Reserves” refers to those additional reserves that are less certain to be recovered than proved reserves; it is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;
“Proved Reserves” refers to those reserves that can be estimated with a high degree of certainty to be recoverable; it is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;
“Remaining Reserve Life” refers to the expected productive life of the property or fifty years, whichever is less;
“Reserve Life Index” refers to the number of years determined by dividing the aggregate of the estimated reserves of a property from the GLJ Report by the estimated production per year from such property using estimated production associated with the reserves from the GLJ Report for the year 2008 as a reference;
“Reserves” refers to estimated remaining quantities of oil and natural gas and related substances anticipated to be recovered from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and specified economic conditions which are generally accepted as being reasonable and shall be disclosed; reserves are classified according to the degree of certainty associated with the estimate (e.g., proved, probable);

“Royalty Interest” refers to Pengrowth’s interest in production and payment that is based on the gross production at the wellhead; a royalty is paid in either cash or kind, but is paid on a value calculated at the wellhead;
“Total Proved Plus Probable Reserves” means the aggregate of Proved Reserves and Probable Reserves before the deduction of royalties;
“Undeveloped Reserves” refers to those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. the cost of drilling a well) is required to render them capable of production; they must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned; and
“Working Interest” refers to the percentage of undivided interest, excluding royalty interest, held by Pengrowth in an oil and gas property.
Abbreviations
“API” refers to the American Petroleum Institute;
“API” refers to an indication of the specific gravity of crude oil measured on the API gravity scale;
“bbl”, “bbls”, “Mbbls”, and “MMbbls” refers to barrel, barrels, thousands of barrels and millions of barrels, respectively;
“bblpd” refers to barrels per day;
“boe”, “Mboe” and “MMboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or NGLs or six Mcf of natural gas;
“boepd” refers to barrels of oil equivalent per day;
“CBM” refers to coal bed methane;
“EDGAR” refers to the Electronic Data Gathering Analysis and Retrieval System maintained by the United States Securities and Exchange Commission;
“GAAP” or “Canadian GAAP” refers to generally accepted accounting principles in Canada;
“$M” and “$MM” refers to thousands of dollars and millions of dollars, respectively;
“MMBtu” and “MMBtupd” refers to million British thermal units and million British thermal units per day, respectively;
“Mcf”, “MMcf”, “bcf” and “tcf” refers to thousands of cubic feet, millions of cubic feet, billions of cubic feet and trillions of cubic feet, respectively;
“Mcfpd” and “MMcfpd” refers to thousands of cubic feet per day and millions of cubic feet per day, respectively;
“NGLs” refers to natural gas liquids;
“NYSE” refers to the New York Stock Exchange;
“P+P” refers to Total Proved Plus Probable Reserves;
“SAGD” refers to steam assisted gravity drainage;

“SEC” refers to the United States Securities and Exchange Commission;
“SEDAR” refers to the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;
“SIFT Legislation” refers to the provisions of the Tax Act implementing the taxation of specified investment flow-throughs and their members and unitholders, as the case may be, which were originally announced by the Minister of Finance (Canada) on October 31, 2006 and which received Royal Assent under Bill C-52 on June 22, 2007;
“Tax Act” refers to the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;
“TSX” refers to the Toronto Stock Exchange; and
“WTI” refers to West Texas Intermediate.
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

PRESENTATION OF OUR FINANCIAL INFORMATION
Financial information in this Annual Information Form has been prepared in accordance with Canadian GAAP. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 23 to our audited annual consolidated financial statements for the year ended December 31, 2007, which are available on the SEDAR website at www.sedar.com and in our current Form 40-F, which is available through EDGAR at the SEC’s website at www.sec.gov.
PRESENTATION OF OUR RESERVE INFORMATION
The SEC generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others, which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only Proved Reserves but also Probable Reserves, and to disclose reserves and production on a gross basis before deducting royalties. Probable Reserves are of a higher risk and are less likely to be accurately estimated or recovered than Proved Reserves. Because we are permitted to prepare this Annual Information Form in accordance with Canadian disclosure requirements, we have disclosed in this Annual Information Form reserves designated as “probable”. If this Annual Information Form was required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would prohibit reserves in these categories from being included. Moreover, in accordance with Canadian practice, we have determined and disclosed reserves and estimated future net cash flow therefrom using both escalated and constant prices and costs; for the constant prices and costs case, prices and costs in effect as of December 31, 2007 were held constant for the economic life of the reserves. The SEC does not permit the disclosure of reserves and estimated future net cash flow therefrom based on escalating prices and costs and generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. For a description of these and additional differences between Canadian and U.S. standards of reporting reserves, see “Risk Factors — Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States”. Additional information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to our oil and gas reserves is set forth in our current Form 40-F, which is available through EDGAR at the SEC’s website at www.sec.gov.
FORWARD-LOOKING STATEMENTS
This Annual Information Form contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to: benefits and synergies resulting from Pengrowth’s corporate and asset acquisitions, business strategy and strengths, goals, focus and the effects thereof, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, production additions from Pengrowth’s 2008 development program, remaining producing reserves lives, operating expenses, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, taxability of distributions, the impact of proposed changes to Canadian tax legislation or U.S. tax legislation, abandonment and reclamation costs, government royalty rates (including estimated increase in royalties paid and estimated decline in net present value of reserves and 2009 cash flows) and expiring acreage. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Risk Factors” in this Annual Information Form, under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2007, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Annual Information Form are made as of the date of this document and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

PENGROWTH ENERGY TRUST
Introduction
The Trust is an energy investment trust that was created under the laws of the Province of Alberta on December 2, 1988. The purpose of the Trust is to pay distributions to our unitholders and to purchase and hold Royalty Units and other securities issued by the Corporation, its majority-owned subsidiary, as well as other investments and to issue Trust Units to members of the public. The Corporation directly and indirectly acquires, owns and manages working interests and royalty interests in oil and natural gas properties. The Trust and the Corporation are managed by the Manager.
The Trust
The Trust is governed by the Trust Indenture. Under the Trust Indenture, the Trust has issued Trust Units and class A trust units to Unitholders who are the beneficiaries of the Trust. Each Trust Unit and class A trust unit represents a fractional undivided beneficial interest in the Trust. Our Unitholders are entitled to receive monthly distributions in respect of the royalty (“Royalty”) the Corporation pays to the holders of the Royalty Units, and in respect of investments that are held by the Trust.
The Trust presently holds 90.9 percent of the outstanding common shares in the capital of the Corporation and all of the Royalty Units issued by the Corporation. The Trust also holds all of the issued and outstanding shares of, and a net profits interest granted by, Esprit Exploration Ltd. The Trust holds other permitted investments, including indebtedness of the Corporation and Esprit Exploration Ltd. and oil and gas processing facilities. The Trust’s share of royalty income, together with any lease, interest and other income of the Trust, less general and administrative expenses, management fees, debt repayment, taxes and other expenses (provided that there is no duplication of expenses already deducted from royalty income), forms the cash to be distributed by the Trust.
The Corporation
The Corporation was created under the laws of the Province of Alberta on December 30, 1987. The name of the Corporation was changed from “Pengrowth Gas Corporation” to “Pengrowth Corporation” in 1998. The Corporation has 1,100 common shares presently outstanding, 1,000 of which are owned by the Trust and 100 of which are owned by the Manager.
The Corporation acquires, owns and operates Working Interests and Royalty Interests in oil and natural gas properties. The Corporation has issued Royalty Units which entitle the holders thereof to receive a 99 percent share of the “royalty income” related to the oil and natural gas interests of the Corporation.
The authorized capital of the Corporation includes exchangeable shares. There are presently no exchangeable shares outstanding. See “Exchangeable Shares” in this Annual Information Form.
The Trust’s Subsidiaries
In addition to its interest in the Corporation, the Trust owns all of the issued and outstanding shares of Esprit Exploration Ltd. The Trust receives interest on the principal amount of Esprit Exploration Ltd.’s unsecured, subordinated promissory notes and payments from the net profits interest of Esprit Exploration Ltd. held by the Trust. The Corporation entered into an agency agreement dated October 2, 2006 with Esprit Energy Trust, Esprit Exploration Ltd. and all of its subsidiaries whereby the Corporation would provide certain services to Esprit Energy Trust, Esprit Exploration Ltd. and all of its subsidiaries. Services generally include, but are not limited to, the provision of all operating, financial, strategic, legal, regulatory, human resource, technology, record keeping, record management and general and administrative services.

Esprit Exploration Ltd. was acquired in connection with Pengrowth’s strategic business combination with Esprit Energy Trust. Esprit Exploration Ltd. was created under the laws of Canada. See "General Development of Pengrowth Energy Trust – Historical Developments”.
The Corporation’s Subsidiaries
The Corporation owns all of the issued and outstanding shares of Stellar Resources Limited, which holds a 0.01 percent partnership interest in each of Pengrowth Heavy Oil Partnership, Pengrowth Energy Partnership and Crispin Energy Partnership and acts as the general partner of each of the partnerships. The remaining 99.99 percent partnership interests in each of the foregoing partnerships are held by the Corporation. Pengrowth Heavy Oil Partnership and Pengrowth Energy Partnership were acquired in connection with the acquisition of certain properties from Murphy Oil Calgary Ltd. in 2004. Crispin Energy Partnership was acquired in connection with the acquisition of Crispin Energy Inc. in 2005. Each of Stellar Resources Limited, Pengrowth Heavy Oil Partnership, Pengrowth Energy Partnership and Crispin Energy Partnership were created under the laws of the Province of Alberta.
The Corporation holds a 0.1 percent partnership interest in the Carson Creek Operating Partnership and owns all of the issued and outstanding shares of 1268071 Alberta Ltd., which in turn holds a 99.9 percent partnership interest. The Carson Creek Operating Partnership was acquired in connection with the acquisition of certain properties by Pengrowth from ExxonMobil Canada on September 28, 2006. See “General Development of Pengrowth Energy Trust – Historical Developments”. Each of 1268071 Alberta Ltd. and the Carson Creek Operating Partnership were created under the laws of the Province of Alberta.
The Corporation holds a 0.01 percent partnership interest in 706-707 Partnership and owns all of the issued and outstanding shares of 1275708 Alberta Ltd., which in turn holds a 99.99 percent partnership interest. The 706-707 Partnership was acquired in connection with the CP Acquisition. See “General Development of Pengrowth Energy Trust – Recent Developments – CP Acquisition”. 1275708 Alberta Ltd. and the 706-707 Partnership were created under the laws of the Province of Alberta.
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
Intercorporate Relationships
The following diagram illustrates the organizational structure of Pengrowth as at the date hereof:

Business Strategy and Strengths
Our goal is to maximize cash distributions to our Unitholders on a per Trust Unit basis while enhancing the value of the Trust Units. We focus on making accretive acquisitions, and financing those acquisitions with a prudent combination of debt and equity, adding reserves and production through development and limited exploration drilling, and maximizing the value of our mature property base by effectively producing our properties, which includes the use of new development technologies, such as tertiary recovery operations, and implementing other operational efficiencies. Our core operational expertise is in conventional oil and gas production, enhanced oil recovery, shallow gas drilling and in CBM development. We are engaged in CO2 floods and other environmentally friendly operations through our participation in the Weyburn Unit and a recent pilot project at our Judy Creek field. We are highly experienced in the conduct of conventional operations and the application of new technologies to enhance the value of long life proven producing assets. We rely on our expertise in Enhanced Oil Recovery (EOR) technology and waterflood management as well as infill drilling to partially offset production declines in our mature oil properties. Development drilling and the installation of additional compression helps to extend the operating life of our mature gas properties. In addition to paying distributions, we withhold a portion of our cash flow from operations for the effective maintenance of our asset base and to pursue attractive development opportunities to offset part of our ordinary production declines. We have also substantially increased the amount of undeveloped acreage we control in order to provide additional future drilling opportunities and we engage in lower risk exploration on these lands. Our operations are presently focused substantially in the Western Canadian Sedimentary Basin. We also have experience in offshore operations through our 8.4% participation in the Sable Offshore Energy Project. As we seek to address ordinary declines in production from our existing assets and the impact of the SIFT Legislation we are also considering the acquisition of international oil and gas assets.
Our ability to pay out distributions, while enhancing Unitholder value over time, is dependent upon our ability to make acquisitions that yield returns that exceed our cost of capital as well as effective operations and investments in our existing properties. We evaluate acquisition and development opportunities based upon the following acquisition criteria:
Acquisitions
•	Acquisitions should be accretive on a per Trust Unit basis based upon current forecast parameters. In determining whether an acquisition is accretive, we examine the profile of production, operating costs, capital costs, abandonment expenses and other key variables and compare that with our existing asset base to understand the impact over time in terms of production, reserves and distributions on a per Trust Unit basis.

•	The undiscounted aggregate projected future net cash flow from the properties should exceed the aggregate purchase price of the properties and provide a reasonable rate of return.

•	Properties to be acquired should be high quality, relatively long life and proven producing properties. Pengrowth gives priority to properties with:
o	low anticipated capital expenditures relative to the cash generation potential of the properties;

o	relatively low operating costs or high netbacks;

o	experienced, well regarded industry operators or where operatorship may be assumed by Pengrowth;

o	favourable production history;

o	upside potential through infill drilling, improved field operations and other development activities;

o	potential synergies with our current properties and areas of our core expertise; and

o	low environmental and site remediation risk.
•	Each purchase of new properties must be based on an independent engineering report except for properties where the purchase price is less than $5 million.
Development
•	Development investments should provide a high rate of return and provide production within a short period of time, or be necessary to maintain existing production operations. Pengrowth prioritizes its development investments based on:
o	rate of return;

o	timing of production;

o	potential for continued development; and

o	those investments necessary to maintain existing facilities and wells.
Our structure, ability to access capital and cost of capital allow us to bid competitively for oil and natural gas properties. However, our cost of capital has been significantly increased by the announcement of the SIFT Legislation. For a discussion of the consequences of the SIFT Legislation, see “Certain Canadian Federal

Income Tax Considerations” and “Risk Factors – SIFT Legislation is expected to materially and adversely affect the Trust, the Unitholders and the value of the Trust Units”.
Opportunities to acquire oil and gas properties generally arise from sellers looking to reduce indebtedness, seeking funds for higher risk exploration and development activities, exiting the business, or fulfilling other strategic objectives.
SIFT Legislation Considerations
Pengrowth is one of North America’s leading energy trusts. Our portfolio of high quality, diversified assets provides a base for stable production and a large inventory of opportunities going forward. This asset base is well suited to the income distribution model and Pengrowth has been paying cash distributions to Unitholders for the past 18 years. We continue to believe that there is considerable merit in our business model, which is proven by our success over the past 18 years, and that there is an important role for yield investors in the Canadian oil and gas business both now and in the future.
On October 31, 2006, the Minister of Finance (Canada) announced proposed tax measures which will materially and adversely change the manner in which Pengrowth is taxed and will also change the character of the distributions to you for Canadian federal income tax purposes. On June 22, 2007, the SIFT Legislation became law when Bill C-52 received Royal Assent. It is expected that the SIFT Legislation will apply to Pengrowth and its Unitholders commencing in 2011, provided that Pengrowth does not exceed the limits on “normal growth” prior to that time.
During the next three years, we believe our structure provides significant value for our Unitholders and we do not see any immediate incentive to make a material structural change. During this time, we will continue to take advantage of growth opportunities with an increased focus on international opportunities, given that it appears that revenue from outside Canada will not be subject to the new tax. In addition, we will continue to carefully manage our substantial tax pools to mitigate the impact of the new tax on our Unitholders.
Following 2010, we believe there will be an ongoing demand from investors for strong yield investments and we are actively investigating a number of alternative structures and solutions to determine the structure that is most advantageous to our Unitholders.

GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST
Recent Developments
2008 Forecast Capital, Production and Operating Costs
On December 3, 2007, Pengrowth released the details of its 2008 capital expenditure program and provided guidance on production and operating costs for 2008. Pengrowth’s 2008 development capital expenditure program consists of up to $355 million, plus additional expenditures of up to $32 million on investments that have longer-term value. The 2008 program will be similar to the program executed in 2007 with over 566 wells (238 net wells) forecast to be drilled.
Pengrowth expects to fund its 2008 capital expenditure program through a combination of undistributed cash from operations, available credit facilities, distribution reinvestment program proceeds and proceeds from the exercise of rights and options. Pengrowth may also issue a limited number of Trust Units under the Equity Distribution Program. See “General Development of Pengrowth Energy Trust – Recent Developments – At-the-Market Equity Distribution Program” set out below.
The table below describes the forecasted capital, production and operating costs for 2008:

Planned Capital Expenditures	($ millions)		(% of Total)

Drilling and Completions	$281		80%
Plant and Facilities	$44		12%
Land and Seismic	$25		7%
Other (e.g., CO2 Pilot)	$5		1%

Total Development Capital	$355		100%
Long Term Investments (Lindbergh, Building, IT)	$32

Total Capital	$387

Average Daily Production Volume (boepd)	80,000 - 82,000 (1)

Operating Costs (per boe)	$13.20	(2)

General and Administrative Costs (per boe)	$2.20	(3)

Notes:
(1)	The 2008 estimate excludes potential additions through acquisitions.

(2)	Assuming production targets for 2008 are achieved.

(3)	Includes management fees of approximately $0.40 per boe.
Asset Rationalization Program
Following the CP Acquisition, the strategic business combination with Esprit Energy Trust and the acquisition of the Carson Creek properties from ExxonMobil Canada, Pengrowth completed asset sales for $476 million ($458.8 million net of adjustments) in 2007. The difference in the value and the net proceeds were mainly due to Pengrowth receiving payments for production from the effective date to close. The proceeds were used to repay debt, including the partial repayment of a $600 million bridge facility, which has since been repaid in its entirety.
At-the-Market Equity Distribution Program
On December 14, 2007, Pengrowth entered into an equity distribution agreement (the “Distribution Agreement”) with SG Americas Securities, LLC and FirstEnergy Capital Corp. (collectively, the “Underwriters”) which will permit Pengrowth to distribute up to 25,000,000 Trust Units from time to time through the Underwriters over a period of up to 25 months from the date of the Distribution Agreement (the “Equity Distribution Program”). Sales of Trust Units, if any, pursuant to the Distribution Agreement will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the NYSE or the TSX. The Trust Units will be distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution. At the current level of distributions and commodity prices, Pengrowth’s 2008 capital expenditure program is expected to exceed the amount of cash withheld by the Corporation after funding distributions to Unitholders. The net proceeds of the distribution of Trust Units will be used for development capital expenditures and general business purposes. The volume and timing of sales, if any, will be at Pengrowth’s discretion. No Trust Units were issued under the Equity Distribution Program during the year ended December 31, 2007.
Changes to Royalty Legislation Affecting Pengrowth and its Unitholders
Pengrowth pays royalties to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia for the right to produce the minerals owned by them. Of the royalties paid, approximately 79 percent are paid to the Province of Alberta.
On October 25, 2007, the Government of Alberta unveiled a new methodology to calculate the royalties payable to it. The new regime would introduce new royalties for conventional oil, natural gas and bitumen, effective January 1, 2009, that are linked to price and production levels and would apply to both new and existing conventional oil and gas activities and oil sands projects.
Royalties payable pursuant to petroleum and natural gas leases with the Government of Alberta are ad valorem royalties, calculated using the oil or natural gas price and the level of production. Royalties payable to the Government of Alberta currently are 30 and 35 percent in the case of old and new conventional oil, respectively, 5 to 35 percent in the case of natural gas and 15 to 50 percent in the case of NGLs.
Under the new royalty regime, the royalty formula for conventional oil will operate on a sliding rate formula containing separate elements that account for oil price and well production and specialty royalty programs will be eliminated along with “old” and “new” tiers. Royalty rates for conventional oil will range up to 50 percent, with rate caps once the price of conventional oil reaches Cdn. $120 per barrel. A significant portion of Pengrowth’s production and reserves are derived from mature fields such as Judy Creek where EOR techniques are employed. Currently, EOR receives an incentive in the form of a reduced royalty. The Government of Alberta has indicated that these incentives are to be maintained.
Under the new royalty regime, natural gas royalties will be set by a sliding rate formula sensitive to price and well production rate. Vintages will be eliminated along with certain specialty royalty programs, though a form of deep gas royalty holiday will be retained and lower royalty rates will be applied over a wider price range for wells with less productivity. Royalty rates for natural gas will range from 5 to 50 percent with rate caps once the price of natural gas reaches $16.59/GJ (gigajoule). A shallow rights reversion program will also be implemented that will result in the reversion to the Government of Alberta of mineral rights to undeveloped geological formations above developed zones. Royalties for NGLs will be set at 40 percent for pentanes and 30 percent for butanes and propane.
The implementation of the proposed changes to the royalty regime in Alberta is subject to certain risks and uncertainties. The changes will require new legislation, changes to existing legislation and regulations and development of proprietary software to support the calculation and collection of royalties. Additionally, certain proposed changes contemplate further public and/or industry consultation. There may be modifications introduced to the proposed royalty structure prior to the implementation thereof.
Based on the interpretations by GLJ of the proposed royalty changes and based on the January 2008 commodity price assumptions of GLJ, it is anticipated that the new royalty regime will result in a 12 to 18 percent increase in the total royalties paid to all parties by Pengrowth as compared to the current royalty structure. This increase is expected to result in a decline in the pre-tax net present value, discounted at 10 percent, of the future net revenues associated with (i) Pengrowth’s Proved Reserves of three to five percent; and (ii) Pengrowth’s Total Proved Plus Probable Reserves of three to five percent.

Using the same GLJ analysis referred to in the foregoing paragraph, under the new royalty regime, it is anticipated that there will be a less than one-half of one percent decrease in Pengrowth’s Company Interest reserves and a one to three percent decrease in Pengrowth’s Net reserves, as compared to the current royalty structure. It is anticipated that the new royalty regime will result in a five to seven percent decline in Pengrowth’s cash flow for 2009, the first year in which the royalty changes take effect, as compared to the current royalty structure.
The changes to the royalty regime may impact Pengrowth’s future allocation of capital among petroleum and natural gas projects within and outside of Alberta. See “Risk Factors — Changes in government regulations that affect the crude oil and natural gas industry could adversely affect Pengrowth and reduce our distributions to our Unitholders".
Pengrowth’s production, reserves and future net revenues associated therewith contained in this Annual Information Form do not reflect the impact of the proposed changes discussed above.
Taxability of Distributions Paid to U.S. Residents
Distributions paid to U.S. residents are treated as partnership distributions for U.S. federal tax purposes and are currently subject to a 15 percent Canadian withholding tax to the extent that such amounts represent a distribution of Pengrowth’s income. Pursuant to the Tax Act, distributions to U.S. unitholders of amounts in excess of Pengrowth’s income (e.g., returns of capital) are also subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the Protocol to the Canada-U.S. Convention which proposes to increase the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income. Under Article IV(7)(b) of the Protocol, U.S. resident Unitholders will be denied certain of the benefits under the Canada-U.S. Convention which would otherwise reduce the Canadian withholding tax on distributions of Pengrowth’s income from 25% to 15% (or such lower rate otherwise available under the Canada-U.S. Convention) insofar as Pengrowth has elected to be treated as a partnership, and is therefore a fiscally transparent entity, for U.S. federal income tax purposes. The proposed increase in the Canadian withholding tax rates on distribution of income under the Protocol does not affect returns of capital which would still be subject to a 15 percent Canadian withholding tax. The increase will become effective no earlier than January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any additional Canadian withholding tax and changes to tax laws. As of December 14, 2007, Canada completed the steps required to give effect to the Protocol. The Protocol will come into effect once it has been ratified by the United States and the two countries have formally notified each other that their procedures are complete.
Senior Unsecured Notes
On July 26, 2007, the Corporation completed a U.S. $400 million private placement of 6.35 percent senior unsecured ten year notes (the “2007 U.S. Senior Notes”) to a group of U.S. investors. Interest on these notes is payable semi-annually.
Under the note agreement relating to the 2007 U.S. Senior Notes (as well as the note agreements relating to the 2003 U.S. Senior Notes and U.K. Senior Notes referred to below under “General Development of Pengrowth Energy Trust – Historical Developments”), the Trust is restricted from making distributions under certain circumstances. See “Distributions – Restrictions on Distributions".
The terms of the note agreements relating to the 2007 U.S. Senior Notes, (as well as the note agreements relating to the 2003 U.S. Senior Notes and U.K. Senior Notes referred to below under "General Development of Pengrowth Energy Trust – Historical Developments”) ensure that note holders have priority over the Unitholders with respect to the assets and income of the Trust. In the event that we default on our debts, amounts due and owing to the note holders under the 2007 U.S. Senior Notes, the 2003 U.S. Senior Notes and the U.K. Senior Notes must be paid before any distributions can be made to Unitholders. This could result in an interruption of distributions. See “Risk Factors — Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders”.

U.S. DRIP
On July 25, 2007, Pengrowth filed a registration statement with the SEC to expand its distribution reinvestment and Trust Unit purchase plan (“DRIP”) to permit Unitholders resident in the United States to participate in the DRIP. The enhanced DRIP permits Unitholders to elect to reinvest their cash distributions in additional Trust Units at a five percent discount to the weighted average closing price of the Trust Units on the TSX for the 20 trading days immediately preceding the cash distribution date. In addition, pursuant to the DRIP, Unitholders may purchase additional Trust Units for cash of up to Cdn. $1,000 (U.S. $1,000) per month under the same terms.
Changes to Tax Legislation Affecting Pengrowth and its Unitholders and Debentureholders
On October 31, 2006, the Minister of Finance (Canada) announced proposed tax measures which will materially and adversely change the manner in which Pengrowth is taxed and will also change the character of the distributions to you for Canadian federal income tax purposes. On June 22, 2007, the SIFT Legislation became law when Bill C-52 received Royal Assent. It is expected that the SIFT Legislation will apply to Pengrowth and its Unitholders commencing in 2011, provided that Pengrowth does not exceed the limits on “normal growth” prior to that time. The SIFT Legislation will subject the Trust to taxation, which will materially reduce the amount of cash available for distributions to the Unitholders. Commencing on January 1, 2011, the SIFT Legislation will, subject to the availability of tax pools, reduce the amount of cash available to the Trust to distribute to its Unitholders. Under the current SIFT Legislation, the proposed tax will be 29.5 percent in 2011 and 28 percent in 2012, based upon a 13 percent provincial tax rate and a federal tax rate of 16.5 percent reducing to 15 percent in 2012. On February 26, 2008, the Minister released the federal budget (the “Budget”). The Budget proposes to replace this 13 percent provincial tax rate with the applicable provincial income tax rates for each province in which the SIFT has a permanent establishment, based on a provincial allocation formula. To simplify the application of the SIFT Legislation, we have assumed a provincial tax rate of 10 percent, being the applicable rate in Alberta where we anticipate 78 percent of our revenue will be generated in 2008. In accordance with this assumption and subject to the availability of tax pools the application of the SIFT Legislation will reduce the amount of cash available to the Trust to distribute to its Unitholders by an amount equal to 26.5 percent in 2011 (and by 25 percent in 2012 and thereafter) multiplied by the amount of the pre-tax income distributed by the Trust. There can be no assurance that the Budget will become law and, until it does, the proposed reduction to the provincial tax rate will not become effective. See “Certain Canadian Federal Income Tax Considerations” and “Risk Factors – The SIFT Legislation is expected to materially and adversely affect the Trust, the Unitholders and the value of the Trust Units” in this Annual Information Form. This Annual Information Form includes the impact of the SIFT Legislation on the future net revenues associated with Pengrowth’s reserves. The SIFT Legislation will not apply to distributions to the extent that they can be characterized as a return of capital. We are currently conserving tax pools rather than reducing the present taxability of distributions. As at December 31, 2007, Pengrowth has tax pools totaling approximately $2.8 billion that it can use, in part, to reduce the impact of the SIFT Legislation.
Pursuant to amendments to the Tax Act, interest on the Debentures which is paid or credited, or which is deemed to be paid or credited, to a non-resident of Canada is, effective January 1, 2008, no longer subject to Canadian withholding tax, provided that the beneficial recipient of such interest deals at arm’s length (within the meaning of the Tax Act) with the Trust at all material times.
Greenhouse Gas Emissions
Greenhouse gas (“GHG”) emission limitations are expected to impact the oil and gas business, including Pengrowth. Provincial (Alberta) rules were released in 2007 with the Federal rules proposed to be released in 2008. The exact impact of the Federal rules is unknown at this time, but there may be a financial impact on Pengrowth in connection with its efforts to meet these emission reduction requirements. The Alberta system requires facilities that emit more than 100,000 tonnes of GHG’s per year to reduce their emission intensity by 12 percent over the 2005-2007 three year average. Pengrowth currently operates two facilities that exceed the 100,000 tonne limit. Under the Alberta regulations, if the emissions remain at current levels, Pengrowth is required to contribute approximately $500,000 to the fund annually.
Borrowing
On June 15, 2007, the Corporation entered into a new $1.2 billion extendible revolving term credit facility syndicated among eleven financial institutions (the “Credit Facility”). The Credit Facility is unsecured, covenant based and has a three-year term. The Corporation has the option to extend the Credit Facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three-year term. Various borrowing options are available under the Credit Facility, including prime rate based advances and bankers’ acceptance loans. The Credit Facility carries floating interest rates that are expected to range between 0.60  and 1.15 percent over bankers acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million demand operating line of credit for working capital purposes. As at December 31, 2007, availability under the Credit Facility and the demand operating line of credit were reduced by drawings of $514 million and by outstanding letters of credit in the amount of approximately $11 million.
Under the credit agreement relating to the Credit Facility, the Trust is restricted from making distributions under certain circumstances. See “Distributions — Restrictions on Distributions".
The terms of the credit agreement relating to the Credit Facility ensure that the lenders have priority over the Unitholders with respect to the assets and income of the Trust. In the event that we default on our debts, amounts due and owing to the lenders under the credit facility must be paid before any distribution can be made to Unitholders. This could result in an interruption of distributions. See “Risk Factors — Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders”.
CP Acquisition
On January 22, 2007 Pengrowth closed the acquisition of entities that held certain properties from ConocoPhillips Canada for a purchase price of $1.0375 billion, prior to adjustments. See the business acquisition report of the Trust, dated March 16, 2007 and available on SEDAR at www.sedar.com.
The acquired properties provided Pengrowth with 64.7 MMboe of Total Proved Plus Probable Reserves at close (Pengrowth Company Interest based on GLJ forecast prices and costs) prior to Pengrowth’s asset rationalization program and were balanced evenly between natural gas and crude oil. The properties provide a wide range of opportunities to add value through active development including potential production from new horizons, infill drilling, continued optimization of existing waterflood programs and new enhanced oil recovery programs. The acquisition also provides synergies in several of Pengrowth’s focus areas including our Judy Creek and Swan Hills focus area. The acquisition added more than 375,000 net acres of undeveloped land and approximately 9,300 kilometres of proprietary 2-D seismic and interests in over 50 3-D seismic surveys.
The acquired properties are characterized as being high working interest and a majority are operated providing a strategic fit to Pengrowth’s existing asset base.
The CP Acquisition was funded through Pengrowth’s December 8, 2006 equity offering of 24,265,000 Trust Units at a price of $19.00 per Trust Unit which yielded total gross proceeds of $461,035,000 and from the proceeds of a $600,000,000 bridge credit facility, which has since been repaid in full.
Historical Developments
Pengrowth has grown throughout its history through an active program of acquisitions and financings and through development and exploration activities on its properties. Since 1988, Pengrowth has completed more than 57 acquisitions and has raised in excess of $3.7 billion through 21 public equity offerings. As at December 31, 2007, Pengrowth has distributed approximately $3.4 billion to Unitholders.
On October 2, 2006 Pengrowth completed a strategic business combination with Esprit Energy Trust, and issued 34,725,157 Trust Units to holders of Esprit trust units. Pengrowth added approximately 60.7 MMboe of Total Proved Plus Probable Reserves and 250,000 net acres of undeveloped land. The Esprit assets include long-life natural gas assets, shallow gas and CBM potential in core areas of Pengrowth expertise.

On September 28, 2006, Pengrowth completed the acquisition from ExxonMobil Canada Energy of all of the issued and outstanding shares of a company which had interests in oil and natural gas assets (the “Carson Creek Assets”) in the Carson Creek area of Alberta and the adjacent Carson Creek Gas Plant for $475 million, prior to adjustments. The Carson Creek Assets consisted of an 87.5 percent operated working interest in Carson Creek North Unit No. 1, a 95.1 percent operated working interest in both Carson Creek Unit No. 1 and the Carson Creek Gas Plant and a firm pipeline transportation contract. The acquisition provided the addition of approximately 19 MMboe of Total Proved Plus Probable Reserves and was funded by a portion of the proceeds from Pengrowth’s September 28, 2006 equity offering of 23,310,000 Trust Units at a price of $22.60 per Trust Unit which yielded total gross proceeds of $526,806,000.
On July 27, 2006, the Trust completed the consolidation (the “Consolidation”) of its then outstanding class A trust units, class B trust units and Trust Units remaining in the form in existence prior to the reclassification which occurred on July 27, 2004 (“Prior Trust Units”) into a single class of trust units, referred to herein as “Trust Units”. The Consolidation was effected through amendments to the Trust Indenture. The principal amendments to the Trust Indenture were as follows: (a) the residency restrictions attached to the class B trust units were removed; (b) the class B trust units were renamed as Trust Units; (c) the Prior Trust Units were converted to Trust Units; and (d) the class A trust units were converted to Trust Units, other than the class A trust units for which an election and declaration of Canadian residency was provided by the holder thereof. Class A trust units for which an election and declaration of Canadian residency was provided remain outstanding but the terms thereof have been amended to prohibit the transfer of such class A trust units. Such outstanding class A trust units may be converted to Trust Units or redeemed for cash, subject to the terms of the Trust Indenture, at any time and at the discretion of the holder thereof. See “Trust Units – Redemption Right” and “Trust Units – Conversion Rights”. As a result, the class A trust units were de-listed from the TSX, the renamed class B trust units remained listed and posted for trading on the TSX as Trust Units with a new symbol “PGF.UN”, and the Trust Units were substitutionally listed in place of the class A trust units on the NYSE under the symbol “PGH”.
On January 12, 2006, Pengrowth announced certain transactions with Monterey under which Pengrowth sold approximately 1,000 boepd of production for $22 million cash and 8,000,000 shares in Monterey. Pengrowth currently holds approximately 32 percent of the common shares of Monterey. A senior officer of the Corporation is a member of the Board of Directors of Monterey.
On December 1, 2005, Pengrowth completed a £50 million private placement of senior unsecured 10 year notes with a group of U.K. based investors (the “U.K. Senior Notes”). In a related transaction, Pengrowth entered into a series of currency swaps to hedge the foreign exchange risk and fixed the effective coupon rate of the notes at 5.49 percent. Interest on these notes is payable semi-annually.
On April 29, 2005, pursuant to a Plan of Arrangement under the Business Corporations Act (Alberta), Pengrowth completed the acquisition of Crispin Energy Inc., which held interests in oil and natural gas assets, including CBM assets, mainly in Alberta. Pengrowth issued 3,538,581 class B trust units and 686,732 class A trust units valued at $88 million in exchange for all outstanding shares of Crispin Energy Inc.
On February 28, 2005, Pengrowth closed the acquisition of an additional 11.89 percent working interest in Swan Hills Unit No. 1 increasing Pengrowth’s total working interest in the unit to 22.34 percent. The purchase price was $87 million, before adjustments from the October 1, 2004 effective date to the closing date.
On December 30, 2004, the Trust completed an equity offering of 15,985,000 class B trust units, including 5,285,000 class B trust units issued upon the exercise of an underwriters’ option and an over-allotment option, at a price of $18.70 per class B trust unit for gross proceeds of $298.9 million.
On August 12, 2004, Pengrowth acquired an additional 34.35 percent working interest in Pengrowth operated Kaybob Notikewin Gas Unit, adding approximately 2 MMboe of Total Proved Plus Probable Reserves for $20 million before adjustments. The acquisition increased Pengrowth’s working interest in the unit to 99 percent.

On July 27, 2004, in response to proposed changes in federal income tax legislation that would have impacted Pengrowth’s status as a mutual fund trust, Pengrowth implemented a reclassification of its Trust Units whereby the existing outstanding Trust Units were reclassified into class B trust units and the class B trust units held by non-residents of Canada were converted into class A trust units (with the exception of Trust Units held by holders who did not provide a residency declaration to Computershare which remained unchanged pending receipt of a suitable residency declaration).
On May 31, 2004, the Corporation acquired certain properties from Murphy Oil Corporation for $551 million. The properties represent a diverse group of assets within western Canada, encompassing interests in the west central Alberta and Peace River areas (including interests in the McLeod and Deep Basin areas); southern Alberta (including interests in the Countess, Princess and Twining/Three Hills areas); and heavy oil (including interests in the Lindbergh, Tangleflags and Bodo/Cactus areas). The properties also include 219,000 acres of undeveloped land.
On March 23, 2004, the Trust completed an equity offering of 10,900,000 Trust Units, including 2,700,000 Trust Units issued upon exercise of an underwriters’ option, at a price of $18.40 per Trust Unit for gross proceeds of approximately $200.5 million.
On April 23, 2003, Pengrowth completed a U.S. $200 million private placement of senior unsecured notes to a group of U.S. investors (the “2003 U.S. Senior Notes”). The notes were offered in two tranches: U.S. $150 million at 4.93 percent due April 23, 2010 and U.S. $50 million at 5.47 percent due April 23, 2013. Interest on the notes is payable semi-annually.
In November of 2002, the Trust completed a cross-border equity offering in Canada and the United States of 20,125,000 Trust Units, including 2,625,000 Trust Units issued upon exercise of an underwriter’s option, at a price of $14.00 per Trust Unit (U.S. $8.93 per Trust Unit) for gross proceeds of approximately $281.8 million.
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
Effective June 15, 2001, the Corporation acquired a royalty representing substantially all of the beneficial interest in the natural gas and liquids production from an 8.4 percent working interest in the Sable Offshore Energy Project from Nova Scotia Resources (Ventures) Limited (“NSRVL”) for $265 million (net adjusted price of $228.4 million). On December 24, 2001, the Corporation acquired certain additional petroleum and natural gas rights and other assets from NSRVL for a gross purchase price of $27.5 million. On May 7, 2003, the Corporation acquired an 8.4 percent working interest in the four Sable production facilities downstream of Thebaud Central Platform from Sable co-venturers ExxonMobil Canada Properties, Shell Canada Resources Limited, Imperial Oil Resources Ltd. and Mosbacher Operating Company Ltd. for net consideration of approximately $57 million. In May 2003, Pengrowth entered into an agreement with Nova Scotia Resources Limited (“NSRL”) to purchase varying interests in eleven significant discovery licenses for $4.5 million plus a ten percent net profit interest to NSRL. In December 2003, Pengrowth acquired from Emera Offshore Incorporated (and its subsidiaries, associates and affiliates on a consolidated basis) their 8.4 percent working interest in the Sable offshore production platforms facilities for $65 million. As a result of the foregoing transactions, the Corporation holds an undivided 8.4 percent working interest in Sable Offshore Energy Project.
On May 31, 2001, the Trust issued 10,895,000 Trust Units to raise gross proceeds of $225.5 million.
On November 10, 2000, the Trust issued 8,165,000 Trust Units to raise gross proceeds of $155.1 million, which were applied to acquire interests in Goose River, House Mountain, Minnehik Buck Lake, Mitsue and Weyburn

from Canadian Natural Resources Limited for cash consideration of $128 million and the transfer of certain properties.
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
Commencing in 1991, the Manager adopted a plan, and established criteria, to build Unitholder value through accretive acquisitions and financings of those acquisitions. Thereafter, Pengrowth completed a series of acquisitions that were financed through periodic issuances of Trust Units, rights offerings and bank indebtedness.
Pengrowth’s first acquisition, in December of 1988, was the purchase of a 2.6507 percent working interest in Dunvegan Gas Unit No. 1 located near Fairview in the Peace River Arch area of Alberta. Pengrowth financed the acquisition by issuing 1,250,000 Royalty Units at a price of $10.00 per Royalty Unit, substantially all of which were issued to the Trust. The Trust issued 1,243,500 Trust Units to the public at a price of $10.00 per Trust Unit for gross proceeds of $12.4 million which were used to pay for the Royalty Units. An additional 56,500 Royalty Units were also issued in the public offering, all of which are now held by the Trust.
Trends
There are a number of business and economic factors which underlie trends in the oil and gas industry that influence the near term future of our business.
Commodity prices, while volatile, are at high levels compared with historical averages over the last decade. These relatively high prices have been offset by higher costs. Although the expectation is that profitability will remain, the volatility and recent decline from recent highs in commodity prices do affect cash flow.
Increases or decreases in the Canadian dollar relative to the U.S. dollar also result in decreases or increases, respectively, in cash flow as the main markets for Pengrowth’s oil and gas are either directly priced in U.S. dollars or based on pricing linked to U.S. dollars. Also, Pengrowth’s operating expenses and capital costs are currently primarily paid in Canadian dollars, reducing or increasing margins as the Canadian dollar fluctuates against the U.S. dollar.
For additional information regarding the Trust’s strategy in this business environment, see "Management’s Discussion and Analysis – Outlook” in the Trust’s Annual Report for the year ended December 31, 2007.

PENGROWTH MANAGEMENT LIMITED
Business
The principal business of the Manager is to provide advisory, management, and administrative services primarily to the Trust and the Corporation. The Manager also previously provided investment advisory and management services in relation to investments by several Canadian pension funds in the energy sector. These investments were subsequently acquired by the Corporation for Royalty Units and cash. The Manager utilizes its extensive experience and employs prudent oil and gas business practices to increase the value of the assets of the Corporation through effective acquisitions and dispositions, financing arrangements and operations. The Manager has focused to date upon high quality, long life proven producing properties located in Canada. The Manager will continue to focus upon acquisitions which are strategic and which add value to the Corporation and the Trust on a per Trust Unit basis. In addition, in response to the SIFT Legislation, and other competitive factors, the Manager is also examining opportunities to acquire international oil and gas properties.
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
Key elements of the Management Agreement are:
•	two distinct three-year terms with a declining fee structure in the second three year term;

•	a base fee determined on a sliding scale:
o	in the first three year contract term:
▪	two percent of the first $200 million of Income; and

▪	one percent of the balance of Income over $200 million; and
o	in the second three year contract term:
▪	1.5 percent of the first $200 million of Income; and

▪	0.5 percent of the balance of Income over $200 million.
For these purposes, “Income” means the aggregate of net production revenue of the Corporation and any other income earned from permitted investments of the Trust (excluding interest on cash or near-cash deposits or similar investments).
•	a performance based fee based on total returns received by Unitholders which essentially compensates the Manager for total annual returns which average in excess of eight percent per annum over a three year period;

•	a ceiling on total fees payable determined in reference to a percentage of the fees paid under the previous management agreement: 80 percent each year in the first three year contract term and 60 percent each year in the second three year contract term and subject to a further ceiling essentially equivalent to $12 million annually during the second three year contract term;

•	requirement for the Manager to pay certain expenses of the Corporation and the Trust of approximately $2 million per year;

•	an annual minimum management fee of $3.6 million comprised of $1.6 million of management fees and $2.0 million of expenses;

•	key man provisions in respect of James S. Kinnear, the President of the Manager;

•	an annual bonus pool based on 10 percent of the Manager’s base fee and performance fee for employees of, and special consultants to, the Corporation; and

•	an optional buyout of the Management Agreement at the election of the Board of Directors upon the expiry of the first three year contract term with a termination payment of approximately 2/3 of the management fee paid during the first three year contract term plus expenses of termination.
The responsibilities of the Manager under the Management Agreement include:
•	reviewing and negotiating acquisitions for the Corporation and the Trust;

•	providing written reports to the Board of Directors to keep the Corporation fully informed about the acquisition, exploration, development, operation and disposition of properties, the marketing of petroleum substances, risk management practices and forecasts as to market conditions;

•	supervising the Corporation in connection with it acting as operator of certain of its properties;

•	arranging for, and negotiating on behalf of, and in the name of, the Corporation all contracts with third parties for the proper management and operation of the properties of the Corporation;

•	supervising, training and providing leadership to the employees and consultants of the Corporation and assisting in recruitment of key employees of the Corporation;

•	arranging for professional services for the Corporation and the Trust;

•	arranging for borrowings by the Corporation and equity issuances by the Trust; and

•	conducting general Unitholder services, including investor relations, maintaining regulatory compliance, providing information to Unitholders in respect of material changes in the business of the Corporation or the Trust and all other reports required by law, and calling, holding and distributing material in respect of meetings of Unitholders and Royalty Unitholders.
Despite the broad authority of the Manager, the Manager defers to the authority of the Board of Directors. Approval of the Board of Directors is required on decisions relating to any offerings, including the issuance of additional Trust Units, acquisitions in excess of $5 million, annual operating and capital expenditure budgets, the establishment of credit facilities, the determination of cash distributions paid to Unitholders, the compensation practices, specific compensation programs for certain key executives of the Corporation, the amendment of any of the constating documents of the Corporation or the Trust and the amount of the assumed expenses of the Manager which are a portion of the compensation of the Manager.
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
Based on the recommendation of the Independent Committee, the Board of Directors determined in March of 2006 not to terminate the Management Agreement at the end of the first term and has therefore resolved to continue the Management Agreement in accordance with its terms for a second three year term until its expiry on June 30, 2009. A special committee of the Board of Directors, comprised of all independent members of the Board, was formed for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term.

PENGROWTH – OPERATIONAL INFORMATION
As at December 31, 2007, the Corporation had 568 permanent employees. The Corporation has invested more than $7 billion in the energy sector primarily to purchase mature, proven producing oil and natural gas properties in Canada and to invest in developing these properties.
Principle Properties
The portfolio of properties acquired and held by Pengrowth primarily includes relatively long life, oil and gas producing properties with established production profiles.
Pengrowth obtained the GLJ Report dated February 8, 2008 in respect of the oil and gas properties of Pengrowth effective December 31, 2007. All reserves data presented under this sub-heading is from the GLJ Report. In addition, the following table contains Pengrowth’s average daily production of oil, natural gas and NGLs for the year ended December 31, 2007. Pengrowth’s producing properties as of December 31, 2007 are summarized in the following table:
Summary of Company Interest
at December 31, 2007(1)
(Forecast Prices and Costs)

				P+P
				Value
			Reserve	Before Tax
	P+P	Remaining	Life	at 10%	2007 Oil	2007 Gas	2007 NGL	2007 Total
	Reserves(3)	Reserve Life	Index	Discount	Production	Production	Production	Production
Field	(Mboe)	(years)	(years)	($MM)	(bblpd)	(MMcfd)	(bblpd)	(boepd) (3)

Light Oil
Judy Creek	40,447	50	13.3	797.9	7,359	4.1	1,529	9,564
Weyburn	21,966	44	21.1	345.0	2,779	—	—	2,779
Swan Hills	17,593	50	20.1	255.1	1,968	1.5	280	2,505
Carson Creek	15,194	34	11.9	311.6	2,031	3.8	505	3,169
Fenn Big Valley	5,998	28	8.8	104.5	632	6.1	54	1,703
Deer Mountain	5,264	45	19.7	101.4	543	0.1	60	618
Other(2)	35,143		9.8	883.8	8,908	9.8	708	11,256
Sub-Total	141,605		13.1	2,799.3	24,220	25.4	3,136	31,594

Heavy Oil
Jenner	7,728	23	7.2	155.1	2,890	1.5	4	3,144
Bodo	7,658	41	12.6	107.9	1,439	2.5	—	1,862
Tangleflags	5,321	25	7.3	56.2	1,910	0.2	—	1,951
Other(2)	5,060		8.6	61.9	970	5.6	—	1,902
Sub-Total	25,767		8.6	381.1	7,209	9.9	4	8,859

Conventional Gas
Olds	26,615	48	16.4	293.1	12	25.0	769	4,952
Harmattan	10,857	36	7.9	178.8	346	10.3	932	2,993
Dunvegan	6,204	40	10.4	85.0	35	8.1	444	1,835
Quirk Creek	5,134	38	10.5	77.9	—	3.6	214	820
Kaybob	4,078	38	13.7	45.6	—	4.2	37	736
McLeod River	3,688	41	7.1	61.1	7	6.4	250	1,316
Blackstone	3,588	24	10.3	49.4	—	6.1	—	1,025
Carson Creek	2,958	39	5.2	50.6	—	6.2	397	1,430
Other(2)	18,788		7.3	309.1	523	43.7	1,332	9,137
Sub-Total	81,910		9.7	1,150.6	923	113.7	4,375	24,242

Shallow Gas
Three Hills/Twining	13,704	50	10.2	218.2	537	17.7	447	3,939
Coal Bed Methane	9,312	41	11.3	123.9	1	6.2	6	1,032
Monogram	8,044	32	8.9	127.0	—	12.1	—	2,015
Jenner	7,435	33	9.4	90.7	4	11.5	2	1,922
Lethbridge	3,685	50	7.6	51.2	—	7.2	—	1,193
Other(2)	16,728		10.0	247.5	600	30.2	18	5,713

				P+P
				Value
			Reserve	Before Tax
	P+P	Remaining	Life	at 10%	2007 Oil	2007 Gas	2007 NGL	2007 Total
	Reserves(3)	Reserve Life	Index	Discount	Production	Production	Production	Production
Field	(Mboe)	(years)	(years)	($MM)	(bblpd)	(MMcfd)	(bblpd)	(boepd) (3)

Sub-Total	58,908		9.9	858.4	1,142	84.8	533	15,813

Offshore Gas
Sable Island	11,731	9	4.3	266.6	—	33.2	1,362	6,895
Sub-Total	11,731		4.3	266.6	—	33.2	1,362	6,895

Total	319,921		10.4	5,455.9	33,495	267.0	9,409	87,401

Notes:
(1)	The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.
(2)	“Other” includes Pengrowth’s Working Interests and Royalty Interests in approximately 100 other properties.
(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.
Light Oil Properties
Judy Creek
Pengrowth has a 100 percent working interest in both the Judy Creek Beaverhill Lake Unit and the Judy Creek West Beaverhill Lake Unit (together called “Judy Creek”). Pengrowth also has 54.4 percent working interest in the Judy Creek Gas Conservation Plant that services a number of other properties in the area including Swan Hills, Virginia Hills and South Swan Hills. Judy Creek is located approximately 200 kilometres northeast of Edmonton, Alberta and covers an area of approximately 155 square kilometres. Judy Creek was discovered in 1959, placed on waterflood in 1962 and hydrocarbon miscible flood in 1985. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 40.4 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 13.3 years. Pengrowth’s Company Interest production for Judy Creek averaged 9,564 boepd in 2007.
     2007 Development Activity
Four new miscible patterns were initiated in Judy Creek Beaverhill Lake Unit with a total expected recovery of 670 Mboe. Four infill wells were drilled and completed (one horizontal producer and three injectors). The initial oil rate for the horizontal producer well was 200 bblpd. The injection wells drilled complete three new miscible patterns, two of which started injection in the third quarter of 2007 and one will start injection in the second quarter of 2008. Nine reactivations and twelve recompletions were completed in 2007, which collectively added 915 bblpd.
     Carbon Dioxide (CO2) Pilot
The overall scope of this CO2 pilot project is to inject gas at a miscible pressure to determine the feasibility of recovering remaining oil, as well as ethane, left behind from the hydrocarbon miscible flood. The injected gas consists of trucked in CO2 and acid gas which consists mainly of CO2 and hydrogen sulfide (H2S) from the Judy Creek Gas Conservation Plant. CO2 injection commenced in February of 2007, while acid gas injection commenced in April of 2007. Even though the pilot was in its early stages, minor oil and gas response from a producer was observed in March of 2007. The other producers in the pattern began responding in the second quarter. The response is evidenced by incremental ethane, methane, oil and recycling CO2. Pengrowth is encouraged by the response to date, and, as a result, Pengrowth intends to continue the pilot project through 2008.

     2008 Development Activity
Two new miscible patterns are currently being developed in the Judy Creek A Pool for 2008. Both patterns are expected to commence injection in the third quarter. The 2008 drilling program will involve two to five infill wells with the primary focus on creating new miscible patterns. Ten to fifteen recompletions are planned throughout 2008 and we plan to reshoot seismic over the CO2 pilot to help monitor the flood.
Weyburn Unit
Pengrowth holds a 9.76 percent non-operating working interest in the Weyburn Unit in southeast Saskatchewan. Oil is produced from the Midale carbonate reservoir under waterflood and a CO2 miscible flood enhanced recovery program. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 22 MMboe. The Remaining Reserve Life is 44 years and the Reserve Life Index is 21.1 years. Pengrowth’s Company Interest production for Weyburn averaged 2,779 boepd in 2007.
     2007 Development Activity
A total of 58 horizontal infill and re-entry wells were drilled in 2007. Of the over 90 forecasted total CO2 miscible flood patterns, 46 patterns have been developed through the end of 2007. Current CO2 supply is 125 MMcfpd under contract.
     2008 Development Activity
Building on the success of the infill drilling programs over the last few years, an additional 46 wells are planned for 2008. The 2008 development program also includes ten new CO2 miscible flood patterns.
Swan Hills
Pengrowth holds a 22.34 percent non-operating working interest in the Swan Hills Unit No. 1 located near the Judy Creek field in north central Alberta. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 17.6 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 20.1 years. Pengrowth’s Company Interest production for Swan Hills averaged 2,505 boepd in 2007.
     2007 Development Activity
In 2007, seven new 80 acre infill wells were drilled, three in the northwest area and four in the west area of the unit. Two new 80 acre hydrocarbon miscible flood patterns were developed including the drilling of two new wells. Injection into these patterns is scheduled to commence in early 2008. A pilot project 40 acre hydrocarbon miscible flood pattern was developed by down-spacing an existing pattern with five new wells. Water will be injected into the pattern for approximately one year before solvent injection commences in early 2009. In addition, three wells were recompleted and two wells were reactivated.
     2008 Development Activity
The 2008 development plans include drilling eight new 80 acre infill wells, developing three new 80 acre hydrocarbon miscible flood patterns including the drilling of three new wells, and a variety of well recompletions, suspended well reactivations and artificial lift upgrades.
Carson Creek – Light Oil
Carson Creek is located 160 kilometres northwest of Edmonton, Alberta and is comprised of two Pengrowth-operated units (one mainly oil and one mainly gas) which cover approximately 187 square kilometres. The Carson Creek North Unit (mainly oil) in which Pengrowth has an 87.5 percent working interest was discovered in 1958 and the current waterflood was initiated in 1964. Remaining Company Interest Total Proved

Plus Probable Reserves at December 31, 2007 are estimated to be 15.2 MMboe. The Remaining Reserve Life is 34 years and the Reserve Life Index is 11.9 years. Pengrowth’s Company Interest production for the Carson Creek North Unit averaged 2,031 boepd in 2007.
     2007 Development Activity
Pengrowth’s 2007 activities included drilling one new Beaverhill Lake oil producer with an average initial rate of 75bblpd. Other activities included 136 square kilometres of 3D seismic over the Carson Creek North Unit acreage, reservoir, evaluation, waterflood optimization, and well workovers to improve production.
     2008 Development Activity
Pengrowth anticipates drilling up to six wells in the Carson Creek North Unit as well as ongoing waterflood optimization and well work-over programs.
Fenn Big Valley
Fenn Big Valley is located 130 kilometres northeast of Calgary, Alberta. Pengrowth has high working interests (mostly 100 percent) in several oil pools producing from the Nisku and Leduc formations. The Nisku production currently accounts for approximately 80 percent of the oil production at an average water cut of 97 percent. The field was placed on production in 1953 and has produced approximately 62 percent of the original oil in place under natural water drive. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 6 MMboe. The Remaining Reserve Life is 28 years and the Reserve Life Index is 8.8 years. Pengrowth’s Company Interest production for Fenn Big Valley averaged 1,703 boepd in 2007.
     2007 Development Activity
Pengrowth’s 2007 activity consisted of some well workovers and maintenance. There was no drilling activity in 2007.
     2008 Development Activity
Pengrowth’s 2008 activities will include shooting 90 square kilometres of 3D seismic over the southern and northern regions to supplement the existing 3D seismic over the central region, drilling seven Nisku attic oil targets, and drilling two stepout wells. In addition, CO2 flood feasibility will be evaluated.
Deer Mountain Unit No. 1
Deer Mountain is located 190 kilometres northwest of Edmonton, Alberta, and is comprised of a Pengrowth-operated unit which covers approximately 26 square kilometres and four non-unit wells. An incremental 70.44 percent working interest and operatorship was obtained from ConocoPhillips on January 22, 2007. Pengrowth now has an 85.42 percent working interest in Deer Mountain Unit No. 1 and 67 to 100 percent working interest in the non-unit wells. A waterflood scheme has been operating in Deer Mountain Unit No. 1 since September 1968. Injection water consists of produced water from the field and some fresh water make-up from a local river. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 5.3 MMboe. The Remaining Reserve Life is 45 years and the Reserve Life Index is 19.7 years. Pengrowth’s Company Interest production for Deer Mountain averaged 618 boepd in 2007.
     2007 Development Activity
Pengrowth’s 2007 activities included acid-fracturing four producing wells, continuing waterflood management as well as evaluation of alternative water sources for the waterflood.

     2008 Development Activity
Pengrowth’s 2008 activities will include completion of the field modifications to utilize subsurface water instead of surface water for the waterflood, drilling one new Beaverhill Lake producer, workover of a water injector, re-activation of a well and facilities, and acid fracturing two more producers.
Heavy Oil Properties
Jenner – Heavy Oil
The Jenner Oil Property is located approximately 250 kilometres east of Calgary, Alberta. Pengrowth has an average working interest of 94.5 percent in the north pool and an average working interest of 86.6 percent in the south pool. Pengrowth operates all of the production within this property. Oil quality ranges from 14° to 20° API and is produced from Upper Mannville Sands. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 7.7 MMboe. The Remaining Reserve Life is 23 years and the Reserve Life Index is 7.2 years. Pengrowth’s Company Interest production for Jenner averaged 3,144 boepd in 2007.
     2007 Development Activity
Pengrowth’s 2007 development activities were focused on production and the optimization of operating costs.
     2008 Development Activity
The 2008 development activities will include the drilling of several horizontal and vertical wells, in addition to various water handling improvements and production optimization.
Bodo
The Bodo heavy oil properties straddle the Alberta-Saskatchewan border and produce mainly 12° API oil from the McLaren formation and 15° API oil from the Lloydminster formation. Pengrowth operates several batteries to treat oil, as well as a number of compressor stations to process solution and non-associated gas. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 7.7 MMboe. The Remaining Reserve Life is 41 years and the Reserve Life Index is 12.6 years. Pengrowth’s Company Interest production for Bodo averaged 1,862 boepd in 2007.
     2007 Development Activity
No development activity occurred in 2007; however, operating activity focused on waterflood management improvements and the polymer flood pilot.
     2008 Development Activity
Ongoing surveillance of both the waterflood and polymer flood will continue, and optimization of the flood will be evaluated and executed in 2008. Continued simulation of the polymer flood using the recent production/injection information will improve the analysis of the polymer flood. The benefit of a polymer flood over conventional waterflood is improved oil recovery.
Tangleflags
Pengrowth holds a 50 percent non-operating working interest in the Tangleflags North EOR project. Located in west central Saskatchewan, approximately 40 kilometres northeast of Lloydminster, the property produces 12°API oil mainly from the Lloydminster sands under a SAGD thermal recovery process.

The EOR project commenced operation in the late 1980’s and contains horizontal producing wells along with both vertical and horizontal steam injection wells. As steam is injected into the reservoir and oil and water is withdrawn, a steam chamber is created which expands vertically and laterally, heating the reservoir and allowing the oil to drain more easily to the horizontal producing wells located below the injection wells near the base of the reservoir. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 5.3 MMboe. The Remaining Reserve Life is 25 years and the Reserve Life Index is 7.3 years. Pengrowth’s Company Interest production for Tangleflags averaged 1,951 boepd in 2007.
     2007 Development Activity
Pengrowth’s 2007 activities included starting thirteen wells from a late 2006 infill drilling program that was designed to take advantage of residual heat from the mature steam chamber. The wells have been brought on stream slowly to mitigate risk of produced sand. Therefore, the final result of this infill program is not yet known. Several wells were recompleted to take advantage of incremental oil and heat that is escaping the steam chamber.
     2008 Development Activity
In 2008, we expect to closely monitor and manage steam injection and associated operating costs. A few additional recompletions are planned.
Conventional Gas Properties
Olds
The Olds property is Pengrowth’s largest operated gas property, located 95 kilometres north of Calgary, Alberta. Pengrowth’s interests include 100 percent ownership in the Olds Gas Unit No. 1. In addition, Pengrowth has a 75 percent average working interest in non-Unit reserves. The Olds Unit produces sour natural gas from the Wabamun Formation, with H2S concentrations ranging from less than one to 35 percent. The non-Unit reserves are contained within formations from the Wabamun to the Edmonton group, and are predominantly sweet natural gas. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 26.6 MMboe. The Remaining Reserve Life is 48 years and the Reserve Life Index is 16.4 years. Pengrowth’s Company Interest production for Olds averaged 4,952 boepd in 2007.
Pengrowth operates and owns 100 percent of the sour gas processing plant at Olds, which processes both Pengrowth’s production and third party volumes. Third party volumes represent approximately 30 percent of the total volumes processed.
     2007 Development Activity
The 2007 activities in Olds focused on pipeline and compression improvements that essentially kept production constant for the year. Solvent washes on several of the Wabamun wells were also performed, with increases of up to 700 Mcfpd in initial production. Subsurface modeling of the Wabamun began in order to identify un-drained sections.
     2008 Development Activity
Development plans for 2008 include three to five new drills, six to ten recompletions and workovers, as well as continued compression improvements.
Harmattan
The Harmattan gas field is located approximately 90 kilometres northwest of Calgary, Alberta. It is comprised of wells and pools in formations from the Cardium to the Wabumun, as well as two partner-operated Elkton Units. The production is predominantly sweet natural gas with working interests averaging 55 percent in the non-Unit lands and 25 percent in the Units. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 10.9 MMboe. The Remaining Reserve Life is 36 years and the Reserve Life Index is 10.9 years. Pengrowth’s Company Interest production for Harmattan averaged 2,993 boepd in 2007.
     2007 Development Activity
Several high rate Elkton wells have been drilled in the Harmattan area in recent years, and in 2007 Pengrowth drilled a successful Elkton well capable of over two MMcfpd. Results are still being analyzed, and follow-up locations are being evaluated. The well will be tied-in in early 2008. A second drill successfully tested in the Lower Mannville zone, and is currently producing at a restricted rate of 1.3 MMcfpd. Extensive modeling was also done on pipelines and compression, with the view of bringing Pengrowth production currently going to third party facilities to the Olds plant. Land activity included a successful farm-in on an industry partner with work to be completed in 2008.
     2008 Development Activity
The activity for 2008 includes two to three new drills, along with several recompletions. The pipeline and compression work modeled in 2007 will also be implemented.
Dunvegan Gas Unit No. 1
The Dunvegan Gas Unit No. 1 is located 430 kilometres northwest of Edmonton, Alberta in the Peace River area. The partner-operated Dunvegan natural gas field in which Pengrowth has a 10.37 percent working interest has over 200 producing wells and covers an area of 213 square kilometres. Approximately 95 percent of the Unit’s identified natural gas reserves are contained in the Mississippian Debolt formation. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 6.2 MMboe. The Remaining Reserve Life is 40 years and the Reserve Life Index is 10.4 years. Pengrowth’s Company Interest production for Dunvegan averaged 1,835 boepd in 2007.
     2007 Development Activity
There were seven successful wells drilled in 2007 as well as compression and other optimization activity.
     2008 Development Activity
The 2008 activity will include ten new drilling locations, five optimization/recompletion projects, and additional compression.
Quirk Creek
The Quirk Creek asset is located approximately 50 kilometres southwest of Calgary, Alberta, and is comprised of several highly permeable pools contained within thrust sheets carrying Mississippian reservoirs. Pengrowth holds a 68 percent working interest in four producing Rundle deep plate gas wells, a 31 percent working interest in ten producing Rundle upper plate gas wells, a 25 percent working interest in three producing gas wells in Millarville and a 30.5 percent working interest in the Quirk Creek Natural Gas Plant. The natural gas production averages nine percent sour natural gas, with associated liquids. Quirk Creek has been producing since the late 1960’s, but a new well drilled in 2006, the first in 25 years, extended the structure’s potential. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 5.1 MMboe. The Remaining Reserve Life is 38 years and the Reserve Life Index is 10.1 years. Pengrowth’s Company Interest production for Quirk Creek averaged 820 boepd in 2007.

     2007 Development Activity
Activity in 2007 focused on plant upgrades. The 2007 plant turnaround identified problems with a sulphur condenser and a waste heat reboiler, which proved to be time-consuming to repair.
     2008 Development Activity
Activity will focus on the preparations needed to drill one to three new wells in early 2009, targeting a new thrust sheet as well as currently producing sheets.
Kaybob
The Kaybob Notikewin Unit No. 1 is located approximately 240 kilometres northwest of Edmonton, Alberta. Pengrowth holds a 98.88 percent working interest in the Unit. The Kaybob Notikewin Unit No. 1 produces natural gas and natural gas liquids from the Notikewin formation. Initial production from the Unit began in 1962. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 4.1 MMboe. The Remaining Reserve Life is 38 years and the Reserve Life Index is 13.7 years. Pengrowth’s Company Interest production for Kaybob averaged 736 boepd in 2007.
     2007 Development Activity
No development activity occurred in respect of the Kaybob property in 2007.
     2008 Development Activity
Pengrowth anticipates drilling three Kaybob Notikewin Unit wells in 2008.
McLeod River
The McLeod River property is located approximately 110 kilometres west of Edmonton, Alberta. Pengrowth holds various interests in 87 wells in the property ranging from 16.7 to 100 percent. Conventional gas is produced from the Rock Creek, Gething, Notikewin and Cardium formations. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 3.7 MMboe. The Remaining Reserve Life is 41 years and the Reserve Life Index is 7.1 years. Pengrowth’s Company Interest production for McLeod River averaged 1,316 boepd in 2007.
     2007 Development Activity
Pengrowth’s 2007 development activity included the drilling of a Cardium oil well.
     2008 Development Activity
The activities for 2008 include one Gething recompletion as well as purchasing 2D seismic over the McLeod River area. Pengrowth will also be conducting a study to evaluate the rock properties to determine the best completion and work-over methods to improve well productivity in the area.
Blackstone
Blackstone is located approximately 180 kilometres northwest of Red Deer, Alberta. Pengrowth holds a 50 percent working interest in one producing conventional gas well. This well was drilled into the Blackstone Beaverhill Lake A Pool and was placed on production in January 2002. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 3.6 MMboe. The Remaining Reserve Life is 24 years and the Reserve Life Index is 10.3 years. Pengrowth’s Company Interest production for Blackstone averaged 1,025 boepd in 2007.

     2007 Development Activity
There was no development activity on the Blackstone property in 2007.
     2008 Development Activity
No activity is anticipated on the Blackstone property in 2008.
Carson Creek – Conventional Gas
Carson Creek is located 160 kilometres northwest of Edmonton, Alberta and is comprised of two Pengrowth-operated Units (one mainly oil and one mainly gas) which cover approximately 187 square kilometres. The Carson Creek Beaverhill Lake Unit No. 1 (mainly gas), in which Pengrowth has a 95.1 percent working interest, was discovered in 1958. From 1962 to 1985, a lean gas cycling scheme to strip natural gas liquids from the liquid-rich natural gas was operational; during this period the lean gas was re-injected. Gas re-injection now only occurs during plant disruption. There are also non-Unit lands in which Pengrowth has a 24 to 95 percent working interest. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 3.0 MMboe. The Remaining Reserve Life is 39 years and the Reserve Life Index is 5.2 years. Pengrowth’s Company Interest production for Carson Creek gas averaged 1,430 boepd in 2007.
Pengrowth has a 95.12 percent working interest in the Carson Creek Gas plant, which processes the gas production.
     2007 Development Activity
The main development activity in 2007 included the drilling of one non-Unit gas well with an initial rate of 450 Mcfpd, additional activity consisted of compression work and well re-activations.
     2008 Development Activity
The activity anticipated for 2008 consists of drilling one to two Swan Hills gas wells.
Shallow Gas Properties
Twining/Three Hills Creek
The Twining/Three Hills Creek property is located 130 kilometres northeast of Calgary, Alberta. Although production is mainly gas, there is oil production from this area. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 13.7 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 10.2 years. Pengrowth’s Company Interest production for Twining/Three Hills Creek averaged 3,939 boepd in 2007.
     2007 Development Activity
Development activity in 2007 included the drilling of six oil wells and one natural gas well that added 664 Mboe of reserves and 258 boepd of production.
     2008 Development Activity
Pengrowth’s 2008 development activities include drilling up to twelve oil wells and four gas wells.

Coal Bed Methane (CBM)
Pengrowth’s CBM activity is focused in the Ghost Pine, Fenn Big Valley, Twining and Olds areas which are 100 to 160 kilometres northeast of Calgary, Alberta. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 9.3 MMboe. The Remaining Reserve Life is 41 years and the Reserve Life Index is 11.3 years. Pengrowth’s Company Interest production for CBM averaged 1,032 boepd in 2007.
     2007 Development Activity
A total of 16 wells were drilled or re-completed in the Horseshoe Canyon Formation and Pengrowth drilled its first Mannville CBM well in the Fenn Big Valley area. The North Twining CBM compressor system was commissioned in February of 2007 and gathering systems were installed in the Twining and Ghost Pine areas that allowed 58 wells drilled in 2006 to be put on stream in 2007. Pengrowth also participated in 60 partner operated wells and earned working interests in two CBM compressor facilities. Many of the wells came on stream late in 2007 which resulted in December production averaging 2,059 boepd.
     2008 Development Activity
Plans for 2008 include drilling 44 Horseshoe Canyon wells and four Mannville horizontal wells.
Monogram Gas Unit
The Monogram Gas Unit is located approximately 140 miles southeast of Calgary, Alberta. Pengrowth holds a 53.82 percent working interest in the partner-operated Unit. Gas production from the Unit is in the shallow Medicine Hat, Milk River and Second White Specks formations. The Monogram Unit was unitized June 1, 1975. There were some test holes drilled in the 1950’s but the first wells drilled within the Unit boundary were 13 wells drilled in 1971. By the end of 1989, 448 wells had been drilled with 844 drilled by the end of 2007. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 8.0 MMboe. The Remaining Reserve Life is 32 years and the Reserve Life Index is 8.9 years. Pengrowth’s Company Interest production for Monogram averaged 2,015 boepd in 2007.
     2007 Development Activity
There were 120 infill wells drilled in the last quarter of 2007. All will be tied in and producing in 2008.
     2008 Development Activity
The 2008 plan is to drill 47 directional and 13 vertical wells in the first quarter and another 115 wells in the third and fourth quarters for a total of 175 wells in 2008.
Jenner – Shallow Gas
The Jenner shallow gas property is located 250 kilometres east of Calgary, Alberta. Production from this property is primarily from the Milk River, Medicine Hat and Second White Specks formations within the Jenner, Atlee Buffalo and Atlee fields. Pengrowth has an average working interest of 63.3 percent and operates the majority of the production. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 7.4 MMboe. The Remaining Reserve Life is 33 years and the Reserve Life Index is 9.4 years. Pengrowth’s Company Interest production for Jenner Shallow Gas averaged 1,922 boepd in 2007.
     2007 Development Activity
Pengrowth’s 2007 development activities were focused around improving efficiencies in gas well de-watering and reducing operating costs.

     2008 Development Activity
The 2008 development activities will be a continuation from the successes achieved in 2007 and will include the completion of a Pengrowth owned and operated swab water disposal facility. Numerous down spacing opportunities exist within the property and will be prepared for execution.
Lethbridge
Pengrowth’s operations in the Lethbridge, Alberta area cover a large area and include operating over 250 wells, many of which are 100 percent working interest. All wells produce sweet gas from the Milk River and Bow Island formations at an average production rate of 29 Mcfpd. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 3.7 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 7.6 years. Pengrowth’s Company Interest production for Lethbridge averaged 1,193 boepd in 2007.
     2007 Development Activity
During 2007, Pengrowth performed 20 coil cleanouts, mostly during the fourth quarter. The coil cleanouts on ten of the wells indicated a production increase of between 26 and 260 Mcfpd. With this type of production increase, the low-cost coil cleanouts are paid out in a few days.
     2008 Development Activity
The planned activities for 2008 are a continued well workover program, installing smaller production tubing to improve de-watering of wells, optimize or reconfigure compressors and recomplete or commingle Milk River zones of selected wells.
Offshore Gas Properties
Sable Offshore Energy Project (SOEP)
The Sable Offshore Energy Project (SOEP) is located 225 kilometres off the east coast of Nova Scotia and consists of several natural gas fields and five producing platforms. Pengrowth has an 8.4 percent working interest in SOEP. Raw gas is delivered to an onshore gas plant facility at Goldboro where the liquids are extracted and sent to the Point Tupper fractionation plant for processing. Sales gas is transported to market via the Maritimes and Northeast Pipeline. Propane and butane are shipped by both truck and rail; condensate is transported by tanker ship from the platform. SOEP has been producing since late 1999.
In 2007, gross production started at 300 MMcfpd and increased to just under 500 MMcfpd by May as a result of the new compression facility. For the remainder of the year, production stayed at or above 400 MMcfpd with the exception of a planned turn-around in October. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 11.7 MMboe. The Remaining Reserve Life is 9 years and the Reserve Life Index is 4.3 years. Pengrowth’s Company Interest production for SOEP averaged 6,895 boepd in 2007.
     2007 Development Activity
The 2007 activities at SOEP included the continued computer modeling of the fields to identify the best methods to maximize gas recovery, the completion of the compressor installation and a series of well workovers. Two well workovers scheduled for 2007 have been delayed as the total production rate remains better than anticipated.

     2008 Development Activity
Projects for 2008 include an improved water handling system for the North Triumph platform and two sand cleanouts if the wells decline enough. Also, one or two drilling locations for the 2009/2010 drilling season will be finalized. In 2009, there will be a drilling rig off the east coast of Canada drilling at another project; it is anticipated that the rig could drill one or two locations for SOEP while it is in the area.

Statement of Oil and Gas Reserves and Reserves Data
Disclosure of Reserves Data
The information in this section is based upon an evaluation by GLJ with an effective date of December 31, 2007 contained in the GLJ Report dated February 8, 2008, and was prepared in accordance with NI 51-101, with the exception of information relating to income tax and the after tax future net revenues associated with our reserves, which were determined by Pengrowth. The effective date of the information in this section is December 31, 2007 and the preparation date of the information is January 15, 2008. The information in this section summarizes the oil, liquids and natural gas reserves of Pengrowth and the net present values of future net revenue for these reserves using GLJ’s forecast prices and costs and constant prices and costs. Pengrowth engaged GLJ to provide an evaluation of Proved Reserves and Total Proved Plus Probable Reserves and no attempt was made to evaluate possible reserves. It is Pengrowth’s practice to obtain an engineering report evaluating all of its Proved Reserves and Probable Reserves as at December 31 of each year. All of Pengrowth’s reserves are in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia.
The following tables set forth certain information relating to the oil and natural gas reserves of Pengrowth and the present value of the estimated future net cash flow associated with such reserves as at December 31, 2007 contained in the GLJ Report dated February 8, 2008. These tables summarize the data contained in the GLJ Report, and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. Columns may not add due to rounding.
The Trust’s future net revenues associated with the reserves contained in this Annual Information Form do not reflect the impact of the proposed changes to royalties payable to the Government of Alberta. Based on the interpretations of the proposed royalty changes by GLJ, it is anticipated that the new royalty regime will result in a 12 to 18 percent increase in the total royalties paid to all parties by Pengrowth as compared to the current royalty structure. This increase is expected to result in a decline in the net present value, discounted at 10 percent, of the future net revenues associated with (i) Pengrowth’s Proved Reserves of three to five percent; and (ii) Pengrowth’s Proved Plus Probable Reserves of three to five percent, in both cases using the January 2008 commodity price assumptions of GLJ. See “General Development of Pengrowth Energy Trust – Recent Developments – Changes to Royalty Legislation Affecting Pengrowth and its Unitholders”.
The Alberta Royalty Tax Credit program was cancelled as of January 1, 2007. Credits from this program are therefore not included in the GLJ cash flow forecasts.
The information set forth below is derived from the GLJ Report which have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation (“COGE”) Handbook and the reserves definitions contained in NI 51-101 and the Canadian Oil and Gas Evaluation Handbook. The GLJ Report incorporates estimates of future well abandonment obligations but does not include estimates of remediation costs. The GLJ forecasts of future net cash flow are stated prior to any provision for income taxes, interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.
The future net cash flow and present value of future net revenue after income taxes were determined by Pengrowth after taking into account the impact of the SIFT Legislation.
Our estimate of income tax in the foregoing analysis makes use of the following assumptions:

•	SIFT tax starting January 2011 at 26.5 percent (and 25 percent in 2012 and thereafter) and corporate taxes as currently expected;

•	Annual general and administration expenses at the current level;

•	Interest expense at the current level;

•	Inclusion of tax pools and deductions at the trust level as well as at the operating entity level;

•	Royalties paid to the Trust in the amount of the operating income;

•	Distributions to Unitholders; and

•	Any such other additional deductions and adjustments as is and would be consistent with the manner in which Pengrowth files and would file future tax returns. See “Canadian Income Tax Considerations”.
The net cash flows estimated in the GLJ Report represent estimates of the revenues from oil and gas sales from the petroleum and natural gas properties of Pengrowth together with an estimate of processing revenues less royalties (net of incentives), mineral taxes, field operating expenses and capital obligations. These net cash flows are not the same as cash flows from operating activities reported by the Trust in its statement of cash flows. The GLJ Report does not estimate general and administrative expenses, interest and management fees.
In accordance with the requirements of NI 51-101, the Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached as Appendices A and B hereto, respectively.

Reserves Data (Forecast Prices and Costs)
Summary of Oil and Gas Reserves
as of December 31, 2007
(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Natural Gas Liquids
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)

Proved Reserves
Proved Developed Producing	73,509	73,350	63,961	14,682	14,674	13,196	19,920	19,813	14,312
Proved Developed Non-Producing	482	482	406	30	30	29	504	504	325
Proved Undeveloped	18,986	18,985	15,690	2,194	2,194	1,899	1,361	1,361	1,053

Total Proved Reserves	92,977	92,817	80,057	16,906	16,898	15,124	21,786	21,677	15,691
Probable Reserves	31,211	31,180	26,533	4,885	4,883	4,273	7,208	7,185	5,195

Total Proved Plus Probable Reserves	124,188	123,997	106,590	21,792	21,781	19,397	28,994	28,862	20,885

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(1)
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(bcf)	(bcf)	(bcf)	(bcf)	(bcf)	(bcf)	(Mboe)	(Mboe)	(Mboe)

Proved Reserves
Proved Developed Producing	547,462	543,054	437,824	21,257	20,460	19,101	202,898	201,755	167,624
Proved Developed Non-Producing	21,168	21,084	16,044	2,712	2,632	2,405	4,997	4,968	3,835
Proved Undeveloped	50,351	50,224	41,057	14,049	13,911	12,341	33,275	33,230	27,542

Total Proved Reserves	618,981	614,363	494,925	38,018	37,002	33,847	241,169	239,953	199,000
Probable Reserves	195,282	193,874	155,116	17,402	17,115	15,579	78,752	78,414	64,450

Total Proved Plus Probable Reserves	814,263	808,237	650,041	55,420	54,117	49,426	319,921	318,367	263,450

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Summary of Net Present Value
of Future Net Revenue
as of December 31, 2007
Before and After Income Taxes
(Forecast Prices and Costs)

						Unit Value Before Income Tax
	Before Income Taxes Discounted At (%/Year)					Discounted At 10%/Year(1)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	$/boe	$/Mcfe

Proved Reserves
Proved Developed Producing	6,212	4,744	3,885	3,321	2,921	23.18	3.86
Proved Developed Non-Producing	134	100	79	65	55	20.57	3.43
Proved Undeveloped	1,126	688	459	322	234	16.66	2.78

Total Proved Reserves	7,473	5,532	4,423	3,708	3,210	22.22	3.70
Probable Reserves	2,960	1,602	1,033	740	565	16.03	2.67

Total Proved Plus Probable Reserves	10,433	7,134	5,456	4,448	3,775	20.71	3.45

	After Income Taxes Discounted At (%/Year)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,478	4,344	3,638	3,149	2,793
Proved Developed Non-Producing	99	77	63	53	46
Proved Undeveloped	707	439	293	206	149

Total Proved Reserves	6,284	4,860	3,994	3,408	2,988
Probable Reserves	1,813	1,001	667	493	387

Total Proved Plus Probable Reserves	8,097	5,861	4,661	3,901	3,375

Note:

(1)	Unit values are based on Pengrowth’s Net reserves

Additional Information Concerning Future Net Revenue
(undiscounted)
as of December 31, 2007
(Forecast Prices and Costs)

						Future Net
						Revenue
				Capital		Before		Future net
			Operating	Development	Abandonment	Income	Income	Revenue
	Revenue	Royalties(1)	Costs	Costs	Costs(2)	Taxes	Tax	After Income
Reserves category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	Taxes($MM)

Proved Reserves	15,750	2,600	4,898	566	214	7,473	1,189	6,284

Total Proved Plus Probable Reserves	21,467	3,584	6,391	819	240	10,433	2,336	8,097

Notes:

(1)	Royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. Does not include the impact of the proposed royalty regime announced by the Government of Alberta on October 25, 2007, to become effective on January 1, 2009. Based on the interpretations by GLJ of the proposed royalty changes and based on the January 2008 commodity price assumptions of GLJ, it is anticipated that the new royalty regime will result in a 12 to 18 percent increase in the total royalties paid to all parties by Pengrowth as compared to the current royalty structure.

(2)	Includes downhole abandonment cost but does not include surface reclamation costs. See "Pengrowth – Operational Information – Additional Information Concerning Abandonment & Reclamation Costs”.
Net Present Value of Future Net Revenue
By Production Group
as of December 31, 2007
(Forecast Prices and Costs)

		Future Net
		Revenue Before
		Income Taxes
		(discounted at 10%/yr)	Unit Value(3)
Reserves Category	Production Group	($MM)	($/Boe)	($/Mcf)

Total Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	2,365	25.57	4.26
	Heavy Oil (including solution gas and other by-products) (1)	305	18.07	3.01
	Natural Gas (including by-products but excluding solution gas from oil wells)(2)	1,645	19.85	3.31
	Non-conventional Oil & Gas Activities	108	15.94	2.66
	Total	4,423	22.22	3.70

Total Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	2,881	23.53	3.92
	Heavy Oil (including solution gas and other by-products) (1)	369	17.03	2.84
	Natural Gas (including by-products but excluding solution gas from oil wells) (2)	2,065	18.89	3.15
	Non-conventional Oil & Gas Activities	141	14.52	2.42
	Total	5,456	20.74	3.46

Notes:

(1)	NGL’s associated with the production of solution gas are included as a by-product.

(2)	NGL’s associated with the production of natural gas are included as a by-product.

(3)	Unit values are based on Pengrowth’s Net reserves.

Reserves Data (Constant Prices and Costs)
Summary of Oil And Gas Reserves
as of December 31, 2007
(Constant Prices and Costs)

	Height and Medium Oil			Heavy Oil			Natural Gas Liquids
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)

Proved Reserves
Proved Developed Producing	73,715	73,550	64,184	14,591	14,583	13,185	19,922	19,814	14,274
Proved Developed Non- Producing	1,040	1,040	914	95	95	89	559	558	381
Proved Undeveloped	19,014	19,013	15,555	2,194	2,194	1,899	1,363	1,363	1,053

Total Proved Reserves	93,769	93,603	80,653	16,880	16,872	15,173	21,845	21,736	15,708
Probable Reserves	31,338	31,311	26,655	4,863	4,861	4,260	7,203	7,180	5,186

Total Proved Plus Probable Reserves	125,107	124,914	107,308	21,744	21,733	19,433	29,048	28,916	20,893

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(1)
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
RESERVES CATEGORY	(bcf)	(bcf)	(bcf)	(bcf)	(bcf)	(bcf)	(Mboe)	(Mboe)	(Mboe)

Proved Reserves
Proved Developed Producing	546,528	542,127	437,085	21,173	20,376	19,026	202,845	201,698	167,661
Proved Developed Non- Producing	21,555	21,462	16,328	2,797	2,716	2,481	5,752	5,722	4,519
Proved Undeveloped	50,778	50,646	41,437	14,049	13,911	12,341	33,376	33,330	27,470

Total Proved Reserves	618,861	614,234	494,850	38,019	37,003	33,848	241,974	240,751	199,650
Probable Reserves	195,196	193,799	155,060	17,403	17,116	15,579	78,838	78,505	64,541

Total Proved Plus Probable Reserves	814,057	808,033	649,910	55,422	54,119	49,427	320,812	319,256	264,191

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Summary of Net Present Value
of Future Net Revenue
as of December 31, 2007
Before and After Income Tax
(Constant Prices and Costs)

						Unit Value Before Income
						Tax Discounted at
	Before Income Taxes Discounted at (%/Year)					10%/Year(1)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	$/boe	$/Mcfe

Proved Reserves
Proved Developed Producing	6,463	4,900	3,984	3,383	2,959	23.76	3.96
Proved Developed Non-Producing	170	124	96	79	66	21.34	3.56
Proved Undeveloped	1,205	747	505	359	263	18.37	3.06

Total Proved Reserves	7,839	5,770	4,585	3,821	3,288	22.96	3.83
Probable Reserves	2,810	1,574	1,034	747	572	16.02	2.67

Total Proved Plus Probable Reserves	10,649	7,345	5,619	4,567	3,861	21.27	3.54

	After Income Taxes Discounted at (%/u/c year)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,614	4,423	3,681	3,171	2,802
Proved Developed Non-Producing	122	83	75	63	54
Proved Undeveloped	668	413	279	197	141

Total Proved Reserves	6,404	4,929	4,035	3,431	2,997
Probable Reserves	1,823	1,054	717	534	422

Total Proved Plus Probable Reserves	8,227	5,983	4,752	3,965	3,419

Note:

(1)	Unit values are based on Pengrowth’s Net reserves.

Additional Information Concerning Future Net Revenue
(undiscounted)
as of December 31, 2007
(Constant Prices and Costs)

								Future Net
				Capital		Future Net		Revenue
			Operating	Development	Abandonment	Revenue Before		After Income
	Revenue	Royalties(1)	Costs	Costs	Costs(2)	Income Taxes	Income Tax	Taxes
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves	15,186	2,526	4,131	526	164	7,839	1,435	6,404

Total Proved Plus Probable Reserves	20,154	3,402	5,175	758	170	10,649	2,422	8,227

Notes:

(1)	Royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. Does not include the impact of the proposed royalty regime announced by the Government of Alberta on October 25, 2007, to become effective on January 1, 2009. Based on the interpretations by GLJ of the proposed royalty changes and based on the January 2008 commodity price assumptions of GLJ, it is anticipated that the new royalty regime will result in a 12 to 18 percent increase in the total royalties paid to all parties by Pengrowth as compared to the current royalty structure.

(2)	Includes downhole abandonment cost but does not include surface reclamation costs. See "Pengrowth – Operational Information – Additional Information Concerning Abandonment & Reclamation Costs”.
Net Present Value of Future Net Revenue
By Production Group
as of December 31, 2007
(Constant Prices and Costs)

		Future Net Revenue
		Before Income Taxes
		(discounted at 10%/yr)	Unit Value(3)
Reserves Category	Production Group	($MM)	($/boe)	($/Mcf)

Total Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	2,755	29.58	4.93
	Heavy Oil (including solution gas and other by-products) (1)	241	14.19	2.37
	Natural Gas (including by-products but excluding solution gas from oil wells) (2)	1,500	18.11	3.02
	Non-conventional Oil & Gas Activities	89	13.16	2.19
	Total	4,585	22.96	3.83

Total Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products) (1)	3,340	27.11	4.52
	Heavy Oil (including solution gas and other by-products) (1)	291	13.42	2.24
	Natural Gas (including by-products but excluding solution gas from oil wells) (2)	1,873	17.14	2.86
	Non-conventional Oil & Gas Activities	114	11.75	1.96
	Total	5,619	21.29	3.55

Notes:

(1)	NGL’s associated with the production of solution gas are included as a by-product.

(2)	NGL’s associated with the production of natural gas are included as a by-product.

(3)	Unit values are based on Pengrowth’s Net reserves.

Pricing Assumptions
     Forecast Prices used in Estimates
The forecast price and cost assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. The forecast prices are provided in the table below and reflect GLJ’s standard price forecast as referred to in the GLJ Report.

	Oil				Natural Gas	Natural Gas Liquids(1)
	WTI	Edmonton	Cromer	Hardisty
	Cushing	Par Price	Medium	Heavy 12[0]	AECO Gas			Pentanes	Inflation	Exchange
	Oklahoma	40[0]API	29.3[0]API	API	Price	Propane	Butane	Plus	Rates(2)	Rate(3)
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/MMbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/Year)	($US/Cdn)

2007(4)	72.24	77.02	66.30	44.37	6.65	46.85	58.35	77.33	—	—
2008	92.00	91.10	79.26	54.02	6.75	58.30	72.88	92.92	2.0	1.00
2009	88.00	87.10	75.78	51.61	7.55	55.74	69.68	88.84	2.0	1.00
2010	84.00	83.10	72.30	49.19	7.60	53.18	66.48	84.76	2.0	1.00
2011	82.00	81.10	70.56	47.98	7.60	51.90	64.88	82.72	2.0	1.00
2012	82.00	81.10	70.56	47.98	7.60	51.90	64.88	82.72	2.0	1.00
2013	82.00	81.10	70.56	49.04	7.60	51.90	64.88	82.72	2.0	1.00
2014	82.00	81.10	70.56	50.09	7.80	51.90	64.88	82.72	2.0	1.00
2015	82.00	81.10	70.56	51.15	7.97	51.90	64.88	82.72	2.0	1.00
2016	82.02	81.12	70.57	52.21	8.14	51.91	64.89	82.74	2.0	1.00
2017	83.66	82.76	72.00	53.29	8.31	52.97	66.21	84.42	2.0	1.00
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	1.00

Notes:

(1)	FOB Edmonton.

(2)	Inflation rates for forecasting prices and costs.

(3)	The exchange rates used to generate the benchmark reference prices in this table.

(4)	Actual average prices for 2007.
     Constant Prices used in Estimates
The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were not escalated beyond December 31, 2007. Operating and capital costs have not been increased on an inflationary basis. The prices are as follows:

	Oil				Natural Gas	Natural Gas Liquids(1)
	WTI	Edmonton	Cromer	LLB Crude
	Cushing	Par Price	Medium	Oil at	AECO Gas			Pentanes	Exchange
	Oklahoma	40[o] API	29.3[o] API	Hardisty	Price	Propane	Butane	Plus	Rate(2)
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/MMbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/Cdn)

December 31, 2007	95.92	93.39	74.26	53.74	6.63	59.77	74.71	94.24	1.012

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

Reserves Reconciliation
The following tables provide a reconciliation of Pengrowth’s gross reserves of crude oil, natural gas and NGLs for the year ended December 31, 2007, presented using forecast prices and costs. All reserves are located in Canada.
Reserves Reconciliation
By Principle Product Type
(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Natural Gas Liquids
									Gross
			Gross			Gross			Proved
	Gross	Gross	Proved Plus	Gross	Gross	Proved Plus	Gross	Gross	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)

December 31, 2006	84,648	27,467	112,115	14,236	4,090	18,326	22,400	6,682	29,082

Extensions	932	(141)	791	30	10	40	496	(1)	495
Infill Drilling	1,188	956	2,144	—	—	—	235	160	395
Improved Recovery	482	421	903	—	—	—	25	15	40
Technical Revisions	3,119	(1,421)	1,698	742	(177)	565	591	174	765
Discoveries	—	—	—	—	—	—	23	3	26
Acquisitions	14,256	4,893	19,149	5,939	1,542	7,481	2,828	629	3,457
Dispositions	(2,227)	(993)	(3,220)	(1,432)	(582)	(2,014)	(1,509)	(478)	(1,987)
Economic Factors	—	—	—	—	—	—	—	—	—
Production	(9,582)	—	(9,582)	(2,616)	—	(2,616)	(3,411)	—	(3,411)

December 31, 2007	92,817	31,180	123,997	16,898	4,883	21,781	21,677	7,185	28,862

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(1)
									Gross
			Gross			Gross			Proved
	Gross	Gross	Proved Plus	Gross	Gross	Proved Plus	Gross	Gross	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)

December 31, 2006	608,105	191,206	799,311	14,230	9,427	23,657	225,007	71,677	296,684

Extensions	16,729	5,195	21,924	14,055	4,883	18,938	6,588	1,548	8,136
Infill Drilling	11,350	7,846	19,196	—		—	3,314	2,424	5,738
Improved Recovery	508	221	729	—	—	—	592	472	1,064
Technical Revisions	14,661	(19,175)	(4,514)	1,791	(1,543)	248	7,193	(4,877)	2,316
Discoveries	519	234	753	338	112	450	165	62	227
Acquisitions	155,961	36,584	192,545	8,434	4,235	12,669	50,422	13,867	64,289
Dispositions	(99,088)	(28,236)	(127,324)	—	—	—	(21,682)	(6,760)	(28,442)
Economic Factors	—	—	—	—	—	—	—	—	—
Production	(94,384)	—	(94,384)	(1,845)	—	(1,845)	(31,648)	—	(31,648)

December 31, 2007	614,363	193,874	808,237	37,002	17,115	54,117	239,953	78,413	318,366

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

At December 31 2007, Company Interest Total Proved Plus Probable Reserves were 319.9 MMboe as compared to 297.8 MMboe reported at year end 2006 and 219.4 MMboe reported at year end 2005. The following additional GLJ reserves reconciliation is presented for year end December 31, 2007.
Company Interest Reserves Reconciliation
on Total Oil Equivalent Basis
(Forecast Prices and Costs)

			Proved Plus
	Proved Producing	Proved	Probable
	Reserves	Reserves	Reserves
	(Mboe) (1)	(Mboe) (1)	(Mboe) (1)

December 31, 2006	188,961	225,875	297,774

Extensions	4,898	6,588	8,136
Infill Drilling	3,956	3,314	5,738
Improved Recovery	755	592	1,180
Technical Revisions	11,094	7,170	2,094
Discoveries	109	165	227
Acquisitions	44,721	51,046	65,115
Dispositions	(19,696)	(21,682)	(28,442)
Production	(31,901)	(31,901)	(31,901)

December 31, 2007	202,897	241,169	319,921

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.
Significant factors on the reserves reconciliation were as follows:
•	Reserve additions from drilling activity, improved recovery and technical revisions replaced 2007 production by 56 percent and 54 percent for Total Proved and Proved Plus Probable Reserves, respectively. Based on all changes, including acquisitions and dispositions, reserve replacement was 148 percent and 169 percent for Total Proved and Proved Plus Probable Reserves, respectively.

•	The net increase of 36.7 MMboe from acquisitions and dispositions accounted for approximately 68 percent of the Total Proved Plus Probable Reserves added in 2007. Acquisition adds were almost entirely from the ConocoPhillips properties acquired in January 2007. Acquisitions were offset by the planned sale of non-core assets closing at various times during 2007.

•	New reserves were added from development activity. Most significant were drilling extensions for Horseshoe Canyon CBM and infill drilling and drilling extensions at Twining, Harmattan and Monogram. Reserve increases in the Proved Producing category also resulted from reclassification of Proved and Probable Undeveloped Reserves primarily for additional drilling and tie-in of Horseshoe Canyon CBM, infill drilling at Monogram and infill drilling and improved recovery in the Weyburn and Swan Hills miscible flood projects.

•	Various performance related revisions were made to previous estimates resulting in a net positive change. The largest revisions to Proved Reserves occurred at Sable Island (+1,308 Mboe), Fenn Big Valley (+965 Mboe), Jenner (+887 Mboe) and Winnifred (-520 Mboe).
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
Timing of Initial Undeveloped Reserves Booking
Company Gross Reserves
Reserves First Attributed By Year

	Units	Prior	2005	2006	2007	Total

Proved Undeveloped
Light & Medium Oil	Mbbl	8,498	7,221	1,334	1,932	18,985
Heavy Oil	Mbbl	1,852	—	—	342	2,194
Natural Gas	MMcf	7,236	3,508	18,575	20,905	50,224
Natural Gas Liquids	Mbbl	120	—	843	398	1,361
Coal Bed Methane	MMcf	—	—	2,555	11,356	13,911

Total	Mboe(1)	11,754	7,730	5,698	8,048	33,230

Probable Undeveloped
Light & Medium Oil	Mbbl	5,995	3,123	1,315	3,065	13,498
Heavy Oil	Mbbl	1,343	—	200	726	2,269
Natural Gas	MMcf	2,744	3,598	33,258	25,386	64,986
Natural Gas Liquids	Mbbl	112	648	1,286	670	2,716
Coal Bed Methane	MMcf	—	—	1,985	8,170	10,155

Total	Mboe(1)	7,907	4,371	8,674	10,054	31,006

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.
Proved Undeveloped Reserves
Pengrowth’s Proved Undeveloped Reserves comprise roughly 14 percent of the Total Proved Reserves on a barrel of oil equivalency basis. Pengrowth Interest Proved Undeveloped Reserves of 33.3 MMboe were assigned by GLJ in accordance with NI 51-101. In general, Proved Undeveloped Reserves were assigned to certain properties because capital commitments have been made to convert the Undeveloped Reserves to Proved Producing Reserves. Proved Undeveloped Reserves have been primarily assigned for future miscible flood expansion and development drilling.
Judy Creek comprises roughly 17 percent of the Proved Undeveloped Reserves. Miscible flood expansion is an on-going activity, which is forecasted to continue until 2011. Similarly, at Swan Hills, miscible flood expansion, as well as some infill drilling, accounts for another 16 percent of Pengrowth’s Proved Undeveloped Reserves assignments. The Swan Hills Unit reserves have a 50 year reserve life. The incremental recovery is reflected in the GLJ Report and miscible flood expansion is forecasted to continue until 2026. In the Weyburn Unit, an additional 14 percent of the Proved Undeveloped Reserves assignment reflects the capital allocated to the CO2 miscible flood. Working interest partners have committed to a CO2 supply until 2025. Further development of the flood area, from the existing 46 patterns to full development with 65 patterns in the proved case, is forecast to occur until 2012. Development of all 90 patterns in the probable case continues until 2019. Given the early stages of the CO2 pilot at Judy, we are not forecasting any full scale CO2 flooding at Judy Creek.
The Olds Gas Unit contains about seven percent of the total Proved Undeveloped Reserves assigned by GLJ relating to further infill drilling that is forecasted to occur until 2011 in the proved reserve case and 2012 in the proved plus probable reserve case. Ongoing development is scheduled in heavy oil properties where approximately five percent of Pengrowth’s Proved Undeveloped Reserves are assigned to the waterflood expansion in East Bodo that is forecast to occur in stages until 2012. Multi-well shallow gas infill programs are scheduled for 2008 and beyond at Jenner and Monogram, which contain roughly six percent of the total Proved Undeveloped Reserves. Pengrowth’s newly developing CBM production requires further drilling extensions at Twining and Fenn Big Valley. Because of the extensive land holdings, this is forecast to occur over the next three years and represents approximately five percent of the Total Proved Undeveloped Reserves. Carson Creek contains about 4 percent of Pengrowth’s Proved Undeveloped Reserves, which are attributed to future development drilling which is budgeted for 2008.

Probable Undeveloped Reserves
Probable Undeveloped Reserves were assigned by GLJ in accordance with the requirements and standards of NI 51-101 and the COGE Handbook. Pengrowth’s Probable Undeveloped Reserves amount to 31.1 MMboe and represent about 10 percent of the Total Proved Plus Probable Reserves. Probable Undeveloped Reserves are assigned for similar reasons and generally to the same properties as Proved Undeveloped Reserves, but also meet the requirements of the reserve classification to which they belong. Pengrowth’s largest Probable Undeveloped Reserves are distributed among certain properties as a percent of the total as follows: Olds Gas Unit (16 percent), Weyburn Unit (16 percent), Swan Hills Unit (eight percent), Judy Creek Units (five percent), Twining (four percent), Monogram Gas Unit (four percent), Sable Offshore Energy Project (three percent), Deer Mountain (three percent), East Bodo (three percent) and Fenn Big Valley CBM (three percent).
Future Development Costs
The following table outlines development costs deducted in the estimation of future net revenue calculated utilizing both constant and forecast prices and costs, undiscounted and using a discount rate of 10 percent per annum for the years indicated. All of such development costs are estimated to be incurred in Canada.

							Undiscounted	Discounted
	2008	2009	2010	2011	2012	Remainder	Total	at 10% Total
Reserve Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves (Constant Prices and Costs)	183	103	63	33	18	126	526	393

Proved Reserves (Forecast Prices and Costs)	183	105	65	35	19	158	566	408

Proved & Probable Reserves (Forecast Prices and Costs)	230	180	100	47	29	234	819	584
Pengrowth expects to fund future development costs with a combination of cash flow, debt and equity. There are no reserves that are expected to be limited in their recovery due to their cost of development. Pengrowth has established a $355 million development capital expenditure program for 2008 to fund its land acquisition, development and exploration activities.
Finding, Development and Acquisition Costs
Finding and Development Costs
During 2007, Pengrowth spent $283.1 million on development and optimization activities, which added 17.8 MMboe of Proved Reserves and 17.4 MMboe of Total Proved Plus Probable Reserves including revisions. The largest additions were for infill drilling at Twining, Monogram and Weyburn, drilling extensions at Harmattan, Cactus Lake and Fenn Big Valley and for Horseshoe Canyon CBM development in southern Alberta.
In total, Pengrowth participated in drilling 511 gross wells (174.7 net wells) with a 97 percent success rate.
At Judy Creek, infill drilling and ongoing development and optimization of the hydrocarbon miscible flood projects continue to be a focus for Pengrowth along with routine maintenance capital expenditures for facility upgrades. Similar infill drilling and miscible flood development occurred in the Swan Hills Unit No. 1.
The Carson Creek assets were acquired in late 2006 and activity began to increase during 2007. Two wells were drilled and optimization work has started. A 3D seismic program was shot over the oil Unit which identified several drilling locations budgeted for 2008.
Further development and optimization occurred in the Weyburn field in southeast Saskatchewan. A large infill drilling program was carried out in 2007 along with new pattern development in the CO2 miscible flood project area. A third recycle compressor was also installed and other facility maintenance and upgrades were carried out.

In 2007, Pengrowth participated in numerous Horseshoe Canyon CBM wells in the Twining, Lone Pine Creek and Fenn Big Valley areas of southern Alberta. All 63 wells of the 2006 drilling program were tied-in and brought on stream in 2007. In addition, Pengrowth drilled and completed its first horizontal Mannville CBM well in Fenn Big Valley during 2007. The well will be coming on stream in early 2008 and more Mannville CBM drilling is planned.
Various multi-well infill drilling programs were conducted during 2007 to increase production and maximize recoveries. In the heavy oil area, the 13 well vertical infill program drilled late in 2006 in the Tangleflags SAGD project were completed and brought on stream in early 2007. An 18 well drilling program targeting gas in the Viking and Mannville formations was successful in the Cosine and Primate areas with all 18 wells completed as gas wells. Ongoing shallow gas development occurred with multi-well infill programs at Three Hills/Twining and Monogram. In the Dunvegan Gas Unit, another 10 infill wells were drilled. Development drilling and facility optimization occurred in the Olds/Harmattan area.
Acquisitions and Divestitures
Pengrowth experienced another active year in 2007 making a significant strategic asset acquisition and disposing of certain non-core assets in an ongoing effort to high-grade its portfolio. Pengrowth spent $1,036 million on acquisitions adding 51.0 MMboe of Proved and 65.1 MMboe of Proved Plus Probable Reserves. Total proceeds from dispositions during 2007 was $476 million. The proceeds received by December 31, 2007 were $459 million. The difference in the value and the proceeds were mainly due to Pengrowth receiving payments for production from the effective date to closing. The proceeds were used to repay debt, including the partial repayment of a $600 million bridge facility, which has since been repaid in its entirety. These transactions resulted in a decrease of 21.7 MMboe Proved and 28.4 MMboe Proved Plus Probable Reserves.
In January 2007, Pengrowth closed the acquisition of four subsidiaries of Burlington Resources Ltd., a subsidiary of ConocoPhillips. Many of the assets fit well with Pengrowth’s existing core areas or provided sufficient size to establish new focus areas. Pengrowth’s operations in southern Alberta were expanded with the addition of gas and oil production in the Bantry, Jenner, Lethbridge, Fenn Big Valley and Harmattan areas. The addition of the Goose River and Deer Mountain assets was a strategic fit with Pengrowth’s presence in the Judy Creek, Carson Creek and Swan Hills area, while the Red Earth assets provided a new growth area for oil production.
Pengrowth conducted two formal disposition programs during 2007. The programs consisted of numerous relatively small, non-core properties scattered across Saskatchewan, Alberta and northeast British Columbia. The sale packages closed at various times during the year. In addition, Pengrowth sold two assets, Freefight and Ante Creek, from the ConocoPhillips acquisition.
Future Development Capital
If an issuer chooses to disclose finding and development costs, NI 51-101 requires that the calculation include changes in forecasted future development costs (“FDC”) relating to the reserves. FDC reflect the amount of capital estimated by the independent evaluator that will be required to bring non-producing, undeveloped or probable reserves on stream. These forecasts of FDC will change with time due to ongoing development activity, inflationary changes in capital costs and acquisition or disposition of assets. Pengrowth provides the calculation of finding, development and acquisition costs both with and without change in FDC.

2007 Finding, Development and Acquisition Costs
Company Interest Reserves

		Proved plus
	Proved	Probable
FD&A Costs Excluding Future Development Capital
Exploration and Development Capital Expenditures ($thousands)	$283,100	$283,100
Exploration and Development Reserve Additions including Revisions (Mboe)	17,830	17,376

Finding and Development Cost ($/boe)	$15.88	$16.29

Net Acquisition Capital ($thousands)	$577,100	$577,100
Net Acquisition Reserve Additions (Mboe)	29,364	36,673

Net Acquisition Cost ($/boe)	$19.65	$15.74

Total Capital Expenditures including Net Acquisitions ($thousands)	$860,200	$860,200
Reserve Additions including Net Acquisitions (Mboe)	47,194	54,049

Finding Development and Acquisition Cost ($/boe)	$18.23	$15.92

FD&A Costs Including Future Development Capital
Exploration and Development Capital Expenditures ($thousands)	$283,100	$283,100
Exploration and Development Change in FDC ($thousands)	$8,000	$20,000
Exploration and Development Capital including Change in FDC ($thousands)	$291,100	$303,100
Exploration and Development Reserve Additions including Revisions (Mboe)	17,830	17,376

Finding and Development Cost ($/boe)	$16.33	$17.44

Net Acquisition Capital ($thousands)	$577,100	$577,100
Net Acquisition FDC ($thousands)	$115,000	$145,000
Net Acquisition Capital including FDC ($thousands)	$692,100	$722,100
Net Acquisition Reserve Additions (Mboe)	29,364	36,673

Net Acquisition Cost ($/boe)	$23.57	$19.69

Total Capital Expenditures including Net Acquisitions ($thousands)	$860,200	$860,200
Total Change in FDC ($thousands)	$123,000	$165,000
Total Capital including Change in FDC ($thousands)	$983,300	$1,025,300
Reserve Additions including Net Acquisitions (Mboe)	47,194	54,049

Finding Development and Acquisition Cost including FDC ($/boe)	$20.83	$18.97

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.
Other Oil and Gas Information
Oil and Gas Wells
As at December 31, 2007 Pengrowth had an interest in 9,604 gross (5,038 net) producing oil and natural gas wells and 1,627 gross (976 net) non-producing oil and natural gas wells.

	Producing		Non-Producing
	Gross	Net	Gross	Net

Crude Oil Wells
Alberta	2,346	1,473	473	277
British Columbia	151	105	47	43
Saskatchewan	1,134	279	187	81
Nova Scotia	—	—	—	—

Natural Gas Wells
Alberta	5,515	2,827	571	322
British Columbia	124	77	25	27
Saskatchewan	51	48	87	47
Nova Scotia	19	1	—	—

Other(1)
Alberta	250	217	165	115
British Columbia	—	—	50	46
Saskatchewan	14	10	22	19

Total	9,604	5,038	1,627	976

Note:

(1)	Pengrowth cannot classify these wells as either oil or gas.
Properties with No Attributed Reserves
The following table sets forth the gross and net acres of unproved properties held by Pengrowth as at December 31, 2007 and the net area of unproved properties for which Pengrowth expects its rights to explore, develop and exploit to expire during the next year.
Unproved Properties
as at December 31, 2007

			Net Area May Expire
Location	Gross Acres	Net Acres	During 2008

Alberta	1,095,994	754,253	129,887
British Columbia	255,172	116,763	13,847
Ontario	4,766	—	—
Saskatchewan	90,989	76,335	30,039
Montana	3,520	3,520	3,520
Nova Scotia	200,650	15,957	—

Total	1,651,091	966,828	177,293

The expiring acreage is being evaluated and attempts will be made to continue the acreage based on current activity which is focused on exploitation of up-hole potential in existing wells.
Additional Information Concerning Abandonment & Reclamation Costs
The total future abandonment and reclamation costs are based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard to Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed a process to calculate these estimates, which considers applicable regulations, actual and anticipated costs, type and size of the well or facility and the geographic location. GLJ’s estimate of downhole abandonment costs are included in their report and therefore in their estimate of future net revenue. All other abandonment and reclamation costs are not reflected in their estimate of future net revenue. Pengrowth anticipates incurring abandonment costs on a total of approximately 6,900 net wells.
Pengrowth has estimated the net present value (discounted at 10 percent per annum) of its total asset retirement obligations to be $270 million as at December 31, 2007, based on a total future liability (inflated at two percent per annum) of $2,015 million. These costs are anticipated to be paid over 50 years with the majority of the costs incurred between 2039 and 2054.
The following tables summarize Pengrowth’s total asset retirement obligation:
Asset Retirement Obligations

	2008	2009	2010	Remainder	Total
	($M)	($M)	($M)	($M)	($M)

Total Abandonment, Reclamation, Remediation & Dismantling	17,287	18,046	21,363	1,958,381	2,015,077
Discounted at 10 percent	16,483	15,642	16,834	220,908	269,867
GLJ’s estimate of reserves includes $194 million ($67 million when discounted at 10 percent) of the asset retirement obligations in the above table.

Costs Incurred
The following table outlines property acquisition, exploration and development costs incurred during the financial year ended December 31, 2007. These costs include only those costs which are cash or cash equivalent.

Amount
Nature of Cost	($MM)

Acquisition Costs(1)
Proved	823,566
Unproved	212,317
Exploration Costs	21,192
Development Costs	261,866

Total	1,318,941

Note:

(1)	Based on the values assigned to property, plant and equipment in the purchase price allocations for the CP Acquisition and for several minor property acquisitions.
Exploration and Development Activities
The following table summarizes the results of development and exploration activities during the financial year ended December 31, 2007.

	Development		Exploration		Total
	Gross	Net	Gross	Net	Gross	Net
Wells
Gas	383	130.7	6	2.2	389	132.9
Oil	84	19.9	6	5.3	90	25.2
Service	15	8.4	—	—	15	8.4
Dry	12	5.6	5	2.6	17	8.2

Total	494	164.6	17	10.1	511	174.7

Production Estimates
The following tables summarize the average daily volume of Gross production estimated by GLJ for the year ended December 31, 2008 for all properties held on December 31, 2007 using constant and forecast prices and costs, all of which will be produced in Canada. These estimates assume certain activities take place, such as the development of Undeveloped Reserves, and that there are no dispositions. Pengrowth estimates its 2008 production to be between 80,000 and 82,000 boepd.

	Estimated Production
	Constant Prices and Costs		Forecast Prices and Costs
		Total Proved Plus		Total Proved Plus
	Total Proved	Probable	Total Proved	Probable

Light and Medium Crude Oil (bblpd)	24,933	26,169	24,933	26,169
Heavy Oil (bblpd)	6,485	6,711	6,485	6,711
Natural Gas (Mcfpd)	245,006	255,631	245,007	255,631
Natural Gas Liquids (bblpd)	8,250	8,526	8,250	8,526

Production History (Netback)
The following tables summarize, for each quarter of the Trust’s most recent financial year, certain information in respect of production, product prices received, royalties paid, operating expenses and resulting operating netbacks of Pengrowth:

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007

Light Crude Oil
Average Daily Oil Production(1) (bblpd)	27,461	27,083	24,903	25,892
Sales Price (net of hedging gains/losses) ($/bbl)	67.24	71.81	75.10	73.69
Processing and other income ($/bbl)	0.39	0.42	0.90	0.69
Royalties ($/bbl)	(9.88)	(11.90)	(10.65)	(13.86)
Amortization of injectants ($/bbl)	(3.84)	(3.51)	(3.69)	(3.14)
Production Costs(2) ($/bbl)	(13.31)	(15.11)	(16.93)	(15.69)
Operating Netback ($/bbl)	40.60	41.71	44.73	41.69

Heavy Oil
Average Daily Oil Production(1) (bblpd)	6,773	7,254	7,205	7,434
Sales Price (net of hedging gains/losses) ($/bbl)	41.54	43.52	47.30	45.47
Processing and other income ($/bbl)	0.18	0.18	0.50	0.19
Royalties ($/bbl)	(5.23)	(5.33)	(6.90)	(5.91)
Production Costs(2) ($/bbl)	(13.15)	(15.37)	(9.43)	(12.92)
Operating Netback ($/bbl)	23.34	23.00	31.47	26.83

NGLs
Average Daily NGL Production(1) (bblpd)	9,918	8,519	9,883	9,319
Sales Price (net of hedging gains/losses) ($/bbl)	49.67	56.42	61.69	67.64
Royalties ($/bbl)	(14.05)	(17.53)	(18.82)	(23.61)
Production Costs(2) ($/bbl)	(12.02)	(13.57)	(10.96)	(14.29)
Operating Netback ($/bbl)	23.60	25.32	31.91	29.74

Natural Gas
Average Daily Gas Production(1) (Mcfpd)	275,495	280,667	261,976	250,117
Sales Price (net of hedging gains/losses) ($/Mcf)	7.91	7.61	6.67	6.90
Processing and other income ($/Mcf)	0.15	0.16	0.19	0.18
Royalties ($/Mcf)	(1.67)	(1.47)	(0.92)	(1.22)
Production Costs(2) ($/Mcf)	(2.10)	(2.24)	(1.58)	(2.11)
Operating Netback ($/Mcf)	4.29	4.06	4.36	3.75

Barrels of Oil Equivalent Basis(3)
Average Daily Production(1) (boepd)	90,068	89,633	85,654	84,331
Sales Price (net of hedging gains/losses) ($/boe)	53.30	54.39	53.34	54.58
Processing and other income ($/boe)	0.58	0.66	0.90	0.76
Royalties ($/boe)	(10.06)	(10.30)	(8.67)	(11.01)
Amortization of injectants ($/boe)	(1.17)	(1.06)	(1.07)	(0.97)
Production Costs(2) ($/boe)	(12.78)	(14.13)	(11.84)	(13.80)
Operating Netback ($/boe)	29.87	29.56	32.66	29.56

Notes:

(1)	Before the deduction of royalties.

(2)	Includes transportation costs. Net of processing and other income.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one boe.
Replacement of Properties
In the event that Pengrowth determines that the sale of any of its interests in properties, and the release of the royalty would be in the best interest of the Unitholders, the Royalty Indenture permits it to make sales without the requirement of approval of the Unitholders, provided that the aggregate properties sold in any given year total less than 25 percent of the assets of Pengrowth, determined as at the date of disposition of the properties based upon an independent engineering appraisal. Any sale exceeding this threshold must be approved by an extraordinary resolution of the Unitholders.
Net Asset Value (NAV) at December 31, 2007
In the following table, Pengrowth’s before tax net asset value is estimated with reference to the present value of future net cash flows before income tax from Total Proved Plus Probable Reserves, as estimated by GLJ and calculated using forecast prices and costs.

($ thousands,
unless otherwise indicated)
Value of Total Proved Plus Probable Reserves	5,455,881
Undeveloped lands (1)	239,893
Working capital deficit (2)	(34,423)
Reclamation funds	18,094
Long-term debt	(1,203,236)
Fair value of risk management contracts (3)	(79,401)
Other liabilities (4)	(87,192)
Asset retirement obligations (5)	(206,868)

Net asset value	4,102,748
Units outstanding (000’s)	246,846
NAV per unit	$16.62

Notes:

(1)	Pengrowth’s internal estimate, calculated using the average land sale prices paid in 2007 in Alberta, Saskatchewan and British Columbia.

(2)	Excludes distributions payable, current portion of risk management contracts and future income taxes.

(3)	Represents the total fair value of risk management contracts at December 31, 2007.

(4)	Other liabilities include convertible debt and non-current contract liabilities.

(5)	The asset retirement obligation is based on Pengrowth’s estimate of future site restoration and abandonment liabilities, discounted at 10 percent, less that portion of the asset retirement obligations costs that are included in the value of Total Proved Plus Probable Reserves.
TRUST UNITS
The Trust Indenture
The Trust Units, along with the class A trust units, are issued under the terms of the Trust Indenture. A maximum of 500,000,000 Trust Units and class A trust units, in the aggregate, may be created and issued pursuant to the Trust Indenture, of which 246,844,532 Trust Units and 1,888 class A trust units are issued and outstanding as at December 31, 2007. Each Trust Unit and class A trust unit represents a fractional undivided beneficial interest in the Trust.
The Trust Indenture, among other things, provides for the establishment of the Trust, the issue of Trust Units and class A trust units, the permitted investments of the Trust, the procedures respecting distributions to Unitholders, the appointment and removal of Computershare as trustee, Computershare’s authority and restrictions thereon, the calling of meetings of Unitholders, the conduct of business at such meetings, notice provisions, the form of trust unit certificates and the termination of the Trust. The Trust Indenture may be amended from time to time. Most amendments to the Trust Indenture, including the early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, require approval by an extraordinary resolution of the Unitholders. An extraordinary resolution of the Unitholders requires the approval of not less than 66 2/3 percent of the votes cast at a meeting of Unitholders held in accordance with the Trust Indenture at which two or more holders of at least 5 percent of the aggregate number of Trust Units and class A trust units then outstanding are represented. Computershare, as trustee, is permitted to amend the Trust Indenture without the consent or approval of the Unitholders for certain purposes, including: (i) ensuring that the Trust complies with applicable laws or government requirements, including satisfaction of certain provisions of the Tax Act; (ii) ensuring that additional protection is provided for the interests of Unitholders as Computershare may consider expedient; and

(iii) making typographical or other non-substantive changes that are not adverse to the interests of Computershare and the Unitholders.
The Trust is an energy investment trust formed under the laws of the Province of Alberta which offers and sells the Trust Units to the public. The Trust Units are not “deposits” within the meaning of the Canadian Deposit Insurance Corporation Act (Canada) (“CDIC Act”) and are not insured under the provisions of the CDIC Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on business of a trust company.
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
Voting at Meetings of Unitholders
Meetings of Unitholders may be called on 21 days notice and may be called at any time by Computershare, as trustee, or upon written request of Unitholders holding in the aggregate not less than 5 percent of the aggregate number of Trust Units and class A trust units then outstanding, and shall be called by Computershare and held annually. All activities necessary to organize any such meeting will be undertaken by the Corporation on behalf of Computershare. At all meetings of the Unitholders each holder is entitled to one vote in respect of each Trust Unit or Class A trust unit held. Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy holder need not be a Unitholder. Two persons present in person either holding personally or representing as proxies at least 5 percent of the aggregate number of Trust Units and class A trust units then outstanding constitute a quorum for the transaction of business at all such meetings. Except as otherwise provided in the Trust Indenture, matters requiring the approval of the Unitholders must be approved by extraordinary resolution.
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
Voting at Meetings of Corporation
Since Unitholders do not directly hold the common shares of the Corporation or the Royalty Units, they are not permitted to vote directly at meetings of the holders of the common shares and Royalty Units. However, Computershare, as trustee, is required by the Trust Indenture to vote such common shares or Royalty Units in accordance with, and subject to, the direction provided by Unitholders at meetings of the Unitholders. Computershare is not permitted to vote any common shares or Royalty Units without first receiving such direction.
Termination of the Trust
The Unitholders may vote to terminate the Trust at any meeting of such holders, subject to the following:
•	a vote may be held only if: (i) requested in writing by the holders of not less than 25 percent of the Trust Units and class A trust units, in the aggregate; or (ii) if the Trust Units and the class A trust units have become ineligible for investment by RRSPs, RRIFs, RESPs and DPSPs;

•	the termination must be approved by extraordinary resolution of the Unitholders; and

•	a quorum representing 5 percent of the issued and outstanding Trust Units and class A trust units, in the aggregate, must be present or represented by proxy at the meeting at which the vote is taken.
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

THE ROYALTY INDENTURE
Royalty Units
Royalty units are issued under the terms of the Royalty Indenture dated July 27, 2006 among the Corporation and Computershare. A maximum of 500,000,000 Royalty Units can be created and issued pursuant to the Royalty Indenture, of which 128,049,331 Royalty Units were issued and outstanding as at December 31, 2007. The Royalty Units represent fractional undivided interests in the royalty created by the Corporation in favour of holders of the Royalty Units, consisting of a 99 percent share of “royalty income”.
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
The Royalty
The royalty consists of a 99 percent share of “royalty income”. Under the terms of the Royalty Indenture, the Corporation is entitled to retain a 1 percent share of “royalty income” and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2007 and 2006, this Residual Interest, as computed, did not result in any income being retained by the Corporation. The Royalty Indenture provides that “royalty income” means the aggregate of any special distributions and gross revenue less, without duplication, the aggregate of the following amounts:
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
The “reserve” is established by the Corporation with miscellaneous revenues (such as processing and transportation revenues) and allowable portions of gross revenue, and must be used to fund the payment of operating costs, capital expenditures, future abandonments, environmental and reclamation costs, general and administrative costs, royalty income, management fees and debt service charges. The allowable portions of gross revenue consist of (i) amounts determined by the Corporation in accordance with prudent business practices for the payment of future operating costs and reclamation obligations, and (ii) amounts, not to exceed 20% of gross revenue, determined by the Corporation in accordance with prudent business practices to provide for the payment of future capital expenditures or for the payment of royalty income in any future period or periods. Any amounts remaining in the reserve when there are no longer any properties that are subject to the royalty, and all of the above obligations have been satisfied, are to be paid to the holders of Royalty Units in proportion to their respective interests.

The Corporation is required to pay to the holders of Royalty Units, on each cash distribution date, 99 percent of “royalty income” received by the Corporation from the properties for the period ending on the last day of the second month immediately preceding that cash distribution date, after the deduction of the foregoing amounts. The holders of Royalty Units, including the Trust, will reimburse the Corporation for 99 percent of the non-deductible government royalties and other non-deductible government charges payable by the Corporation in respect of production from, or ownership of, the properties. The Corporation will at all times be entitled to set off its right to be so reimbursed against its obligation to pay the royalty.
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
DISTRIBUTIONS
General
We currently make monthly payments to our Unitholders on the 15th day of each month or the first business day following the 15th day. The record date for any distribution is ten business days prior to the distribution date or such other date as may be determined by the Board of Directors. In accordance with stock exchange rules, an ex-distribution date occurs two trading days prior to the record date to permit time for settlement of trades of securities and distributions must be declared a minimum of seven trading days before the record date.
Historical Distributions
We currently have set the level of monthly cash distributions at $0.225 per Trust Unit. However, distributions can and may fluctuate in the future. The availability of cash flow for the payment of distributions is derived mainly from producing and selling our oil, natural gas and related products and as such will at all times be dependent upon a number of factors, including resource prices, production rates and contributions to the reserve fund. The Board of Directors will continue to examine distributions on a monthly basis while considering overall market conditions prior to setting the distribution level each month. The Board of Directors cannot assure you that cash flow will be available for distribution to Unitholders in the amounts anticipated or at all. See “Risk Factors".
Distributions declared in 2007 and for the preceding five fiscal years were as follows:

	2007		2006	2005	2004	2003	2002

First Quarter	$0.75		$0.75	$0.69	$0.63	$0.75	$0.41
Second Quarter	0.75		0.75	0.69	0.64	0.67	0.54
Third Quarter	0.75		0.75	0.69	0.67	0.63	0.52
Fourth Quarter	0.675	(1)	0.75	0.75	0.69	0.63	0.60

Total	$2.93		$3.00	$2.82	$2.63	$2.68	$2.07

Notes:

(1)	On October 15, 2007, November 15, 2007 and December 15, 2007, the monthly distribution paid to Unitholders was $0.225 per Trust Unit, representing a reduction of 10 percent from the monthly distribution of $0.25 per Trust Unit for the first three quarters of 2007.

(2)	Based on actual distributions declared.
Since December 31, 2001, all amounts distributed to Unitholders have been treated as a return of capital, except for amounts classified as taxable income as set out in the following table:

	2007	2006	2005	2004	2003	2002

Taxable Income(1) (per Trust Unit)	$2.78	$2.40	$2.22	$1.43	$1.47	$0.45
(percent of distributions classified as taxable income)	(95%)	(80%)	(80%)	(55%)	(55%)	(22%)

Note:

(1)	For Canadian residents, amounts treated as a return of capital generally are not required to be included in a Unitholder’s income but such amounts will reduce the adjusted cost base to the Unitholder of the Trust Units.
At the special meeting of the Royalty Unitholders held on April 23, 2002, the Royalty Unitholders approved the amendment of the Royalty Indenture to permit the Board of Directors to establish a holdback, within the Corporation, of up to 20 percent of its gross revenue if the Board of Directors determines that it would be advisable to do so in accordance with prudent business practices to provide for the payment of future capital expenditures or for the payment of royalty income in any future period. Accordingly, the Corporation would be able to apply these amounts towards capital should it be prudent to do so or keep the funds in another form to be paid out in the future, potentially stabilizing the profile of distributions paid by the Trust. Subsequent to this Royalty Unitholder action, the Board of Directors authorized the establishment of a holdback to fund future capital obligations and future payments of royalty income to the Trust comprised of funds retained within the Corporation. The Board of Directors may change the distributions or the amount withheld in the future depending on a number of factors including future commodity prices, capital expenditure requirements and the availability of debt and equity capital.
The return on an investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of the initial investment made by Unitholders is at risk, and the anticipated return on the Unitholder’s investment is based on many performance assumptions. Although we intend to make distributions of a portion of our available cash, these cash distributions may be reduced or suspended. Cash distributions are not guaranteed. Our ability to make cash distributions and the actual amount distributed will depend on numerous factors including, among other things: our financial performance, debt obligations, working capital requirements and future capital requirements, all of which are susceptible to a number of risks. In addition, the market value of the Trust Units may decline as a result of many factors, including our inability to meet our cash distribution targets in the future, and that decline may be significant. Prospective purchasers of Trust Units also should consider the particular risk factors that may affect the industry in which we operate, and therefore the stability of the distributions they would receive. See “Risk Factors”. This section also describes our assessment of those risk factors, as well as potential consequences to Unitholders if a risk should occur.
The after-tax return from an investment in Trust Units to Unitholders, for Canadian income tax purposes, can be made up of both a return on, and a return of, capital. That composition may change over time, thus affecting an investor’s after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder’s adjusted cost base in the Trust Unit for purposes of the Tax Act). Returns of capital to a Unitholder who is not resident in Canada for purposes of the Tax Act or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act will be subject to Canadian withholding tax. Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances. See “Certain Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this Annual Information Form.
Restrictions on Distributions
The ability of the Trust to make cash distributions or return capital contributions to Unitholders may be directly or indirectly affected in certain events as a result of certain restrictions, including restrictions set forth in (i) the credit agreement relating to the Credit Facility; (ii) the note purchase agreements relating to the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes; and (iii) the Debentures. In particular, the funds required to satisfy the interest payable on the foregoing obligations, as well as the amounts payable upon the redemption or maturity of such obligations, as applicable, or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Revolving Credit Facility
The credit agreement relating to the Credit Facility stipulates that the Trust shall not make or agree to make cash or other distributions or return capital contributions to Unitholders when a “Default” (subject to certain exceptions) or an “Event of Default” has occurred or is continuing or would reasonably be expected to occur as a result of such distribution or return of capital. “Events of Default” are defined in the credit agreement to include those events of default which are typically referred to in a loan agreement of such type and include, among other things: (i) the failure to repay amounts owing under the Credit Facility; (ii) the voluntary or involuntary insolvency of the Trust or its subsidiaries; (iii) the default of obligations owing under other debt arrangements; (iv) the change of control of the Trust; or (v) the Trust’s divestiture of some or all of its debt or equity interest in the Corporation. “Default” is defined in the credit agreement to mean any event or circumstance which, with the giving of notice or lapse of time or otherwise, would constitute an Event of Default.
In addition to the standard representations, warranties and covenants commonly contained in a credit facility of this nature, the Credit Facility includes the following key financial covenants:
•	the ratio of Consolidated Senior Debt (as defined below) to Consolidated EBITDA (as defined below) at the end of any fiscal quarter shall not exceed 3:1, except that upon the completion of a Material Acquisition (as defined below), and for a period extending to the end of the second full fiscal quarter thereafter, this limit increases to 3.5:1;

•	the ratio of Consolidated Total Debt (as defined below) to Consolidated EBITDA at the end of any fiscal quarter shall not exceed 3.5:1; except that upon the completion of a Material Acquisition, and for a period extending to the end of the second full fiscal quarter thereafter, this limit increases to 4:1; and

•	the ratio of Consolidated Senior Debt (as defined below) to Total Capitalization (as defined below) shall not exceed 50 percent, except that upon the completion of a Material Acquisition, and for a period extending to the end of the second full fiscal quarter thereafter, this limit increases to 55 percent.
With respect to these financial covenants, the following definitions apply to the Trust and its subsidiaries on a consolidated basis:

Consolidated Senior Debt:	All obligations, liabilities and indebtedness that would be classified as debt on the consolidated balance sheet of the Trust, including, without limitation, certain items including all indebtedness for borrowed money, but excluding certain items.

Consolidated Total Debt:	The aggregate of Consolidated Senior Debt and Subordinated Debt.

Consolidated EBITDA:	The aggregate of the last four quarters’ net income from operations plus the sum of:

• income taxes;

• interest expense;

• all provisions for federal, provincial or other income and capital taxes;

• depreciation, depletion and amortization expense; and

• other non-cash amounts.

Material Acquisition:	An acquisition or series of acquisitions which increases the consolidated tangible assets of Pengrowth by more than 5 percent.

Subordinated Debt:	Debt which, by its terms, is subordinated to the obligations to the lenders under the Credit Facility.

Total Capitalization:	The aggregate of Consolidated Total Debt and the Unitholders’ equity (calculated in accordance with GAAP as shown on the Trust’s consolidated balance sheet)
Senior Unsecured Notes
The holders of the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes are entitled to certain remedies upon the occurrence of an “Event of Default”, which remedies may restrict the ability of the Trust to make distributions to Unitholders. The note agreements relating to the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes contain certain restrictions on the ability of the Corporation to make payments to the Trust if, at the time thereof or if after giving effect thereto, a “Default” or “Event of Default” would exist. In addition, in connection with the note agreements relating to the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes the Trust agreed that if it has actual knowledge that Default or an Event of Default has occurred and is continuing, it will not make any payment in respect of any distribution to unitholders. An “Event of Default” is defined in the note purchase agreements to include those events of default which are typically referred to in a note purchase agreement of a similar nature (including failure to pay principal and interest when due, default in compliance with other covenants, inaccuracy of representations and warranties, cross default to other indebtedness, certain events of insolvency or the rendering of judgments against the Trust of the notes in excess of certain threshold amounts). “Default” is defined in the note agreements to mean any event or circumstance which, with the giving of notice or lapse of time or both, would constitute an Event of Default.
In addition to standard representations, warranties and covenants, the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes also contain the following key financial covenants:
•	the ratio of Consolidated EBITDA (as defined below) to interest expense for the four immediately preceding fiscal quarters shall be not less than 4:1;

•	with respect to the 2003 U.S. Senior Notes and the U.K. Senior Notes only, the Consolidated Total Debt (as defined below) is limited to 60 percent of the Consolidated Total Established Reserves (as defined below) determined and calculated not later than the last day of the first fiscal quarter of the next succeeding fiscal year of the Trust;

•	with respect to the 2007 U.S. Senior Notes only, the Consolidated Total Debt (as defined below) to Total Capitalization (as defined below) shall not exceed 55 percent at the end of each fiscal quarter; and

•	the ratio of Consolidated Total Debt to Consolidated EBITDA for each period of four consecutive fiscal quarters shall not exceed 3.5:1.
With respect to these financial covenants, the following definitions apply to the Trust and its subsidiaries on a consolidated basis:

Consolidated EBITDA:	The sum of the last four quarters of: (i) net income determined in accordance with GAAP; (ii) all provisions for federal, provincial or other income and capital taxes; (iii) all provisions for depletion, depreciation, and amortization; (iv) interest expense; and (v) non-cash items.

Consolidated Total Debt:	Has substantially the same meaning as “Consolidated Senior Debt” in the definitions relating to the Credit Facility.

Consolidated Total Established Reserves:	The sum of: (i) 100 percent of the present value of Pengrowth’s proved reserves; and (ii) 50 percent of the present value of Pengrowth’s probable reserves.

Total Capitalization:	Consolidated Total Debt plus Unitholder equity in the Trust.

Convertible Debentures
In connection with the business combination with Esprit Energy Trust, Pengrowth assumed all obligations relating to the Debentures then outstanding. As at December 31, 2007, Pengrowth had $74.7 million principal amount of Debentures outstanding. Each $1,000 principal amount of Debentures is convertible at the option of the holder at any time into Trust Units at a conversion price of $25.54 per Trust Unit. The Debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per Debenture or $1,025 per Debenture after December 31, 2009. On December 12, 2006 Pengrowth redeemed a portion of the Debentures, pursuant to the change of control provision, for cash proceeds of $21.8 million (including accrued interest of $0.6 million and offer premium of $0.2 million). See the discussion above under the heading “General Development of Pengrowth Energy Trust – Recent Developments – Changes to Tax Legislation Affecting Pengrowth and its Unitholders and its Debentureholders” for the recent changes to the Tax Act which eliminate Canadian withholding tax on interest paid or credited to non-residents.
The holders of the Debentures are entitled to certain remedies upon an “Event of Default”, which remedies may restrict the ability of the Trust to make distributions to Unitholders. In particular, the Trust is prohibited from declaring or making distributions to Unitholders upon the occurrence of an Event of Default unless and until each such default has been cured or waived or ceases to exist. Furthermore, the Trust is prohibited from declaring any distribution to Unitholders if, at the time the Corporation resolves, as administrator of the Trust, to make the said declaration, the Corporation has actual knowledge that the paying of the said distribution would result in an Event of Default. An “Event of Default” will occur if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (a) failure for ten days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under applicable bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the trustee under the Debenture Indenture, as amended, to the Trust specifying such default and requiring the Trust to rectify the same.
The Debenture Indenture, as amended, includes, amongst others, the following covenants:
•	the Trust is required to punctually pay or cause to be paid all principal, premium and interest amounts as prescribed by the Debenture Indenture, as amended;

•	the Trust is required to pay the trustee under the Debenture Indenture reasonable remuneration for its services as trustee and repay on demand all monies which have been paid by the trustee in execution of its obligations thereunder;

•	the Trust is required to provide the trustee under the Debenture Indenture with notification immediately upon obtaining knowledge of any Event of Default;

•	the Trust is required to carry on its business in a proper, efficient and business-like manner and in accordance with good business practices;

•	the Trust is required to deliver to the trustee under the Debenture Indenture, within 120 days of the end of each calendar year, an officer’s certificate as to compliance with the terms and conditions of the Debenture Indenture; and

•	the Trust is prohibited from issuing additional debentures, which are convertible at the option of the holder into Trust Units of equal ranking to the Debentures if the principal amount of all issued and outstanding convertible debentures of the Trust would exceed 25 percent of the Trust’s total market capitalization after the issuance of such additional debentures.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
Taxation of the Trust
SIFT Legislation
On October 31, 2006, the Minister of Finance (Canada) (“Finance”) announced new proposals (the “October 31 Proposals”) that will change the manner in which certain flow-through entities, including mutual fund trusts, referred to as “specified investment flow-through” entities or “SIFTs”, and the distributions from such entities are taxed. The October 31 Proposals will apply a tax at the trust level on distributions of certain income from such a SIFT entity at a rate of tax comparable to the combined federal and provincial corporate tax rate and will result in the distributions from SIFT entities being treated as dividends to the recipient. The October 31 Proposals became law when Bill C-52 received Royal Assent on June 22, 2007.
It is expected that the Trust will be characterized as a SIFT trust and as a result will be subject to the SIFT Legislation. The SIFT Legislation will not apply to SIFTs that were publicly traded on October 31, 2006 (“Grandfathered SIFTs”), such as Pengrowth, until January 1, 2011. However, the SIFT Legislation indicates that any “undue expansion” of a Grandfathered SIFT between October 31, 2006 and January 1, 2011 (the “Interim Period”), may cause the application of the SIFT Legislation to the Grandfathered SIFT to occur before January 1, 2011. Following the October 31, 2006 announcement, Finance issued a press release on December 15, 2006 wherein it provided guidelines (the “Normal Growth Guidelines”) as to what would be considered “normal growth” as opposed to “undue expansion”. The Normal Growth Guidelines are incorporated by reference into the SIFT Legislation.
Under the existing provisions of the Tax Act, Pengrowth can generally deduct in computing its income for a taxation year any amount of income that it distributes to Unitholders in the year and, on that basis, Pengrowth is generally not liable for any material amount of tax. The SIFT Legislation will change the manner in which the Trust and its distributions are taxed beginning January 1, 2011 (provided that the Trust is not considered to have undergone an “undue expansion” during the Interim Period, as set out in the Normal Growth Guidelines, which could result in the SIFT Legislation applying to the Trust at an earlier date). More specifically, the Trust will not be able to deduct certain portions of its distributed income (referred to as “specified income”) and will become subject to a distribution tax on such specified income at a special tax rate that approximates the tax rate applicable to a taxable Canadian corporation. The SIFT Legislation characterizes specified income to include: (i) income (other than dividends that the Trust could, if it were a corporation, deduct under the Tax Act) from the Trust’s non-portfolio properties; and (ii) taxable capital gains from the Trust’s dispositions of non-portfolio properties. Under the current SIFT Legislation, the proposed tax will be 29.5 percent in 2011 and 28 percent in 2012, based upon a 13 percent provincial tax rate and a federal tax rate of 16.5 percent reducing to 15 percent in 2012. On February 26, 2008, the Minister released the Budget. The Budget proposes to replace this 13% provincial tax rate with the applicable provincial income tax rates for each province in which the SIFT has a permanent establishment, based on a provincial allocation formula. To simplify the application of the SIFT Legislation, we have assumed a provincial tax rate of 10%, being the applicable rate in Alberta where we anticipate 78 percent of our revenue will be generated in 2008. In accordance with this assumption and subject to the availability of tax pools, the application of the SIFT Legislation will reduce the amount of cash available to the Trust to distribute to its Unitholders by an amount equal to 26.5 percent in 2011 (and by 25 percent in 2012 and thereafter) multiplied by the amount of the pre-tax income distributed by the Trust. There can be no assurance that the Budget will become law and, until it does, the proposed reduction to the provincial tax rate will not become effective.
Distributions of the Trust’s income received by Unitholders beginning January 1, 2011 will be characterized as taxable dividends received from a taxable Canadian corporation and for a person resident in Canada, the taxable dividends will also qualify as eligible dividends.
Pursuant to the SIFT Legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. Accordingly, Pengrowth has the opportunity to reduce the impact of the SIFT Legislation after January 1, 2011 by applying available tax pools to enable a portion of distributions to be paid by way of a return of capital. As a result of the enactment of the SIFT Legislation, the Trust recorded a future income tax reduction in the second quarter of 2007 to reflect temporary differences in the Trust. See note 11 to our audited annual consolidated financial statements for the year ended December 31, 2007.
The SIFT Legislation indicates that no change will be recommended to the 2011 date in respect of any SIFT whose equity capital grows as a result of issuances of new equity (which includes trust units, debt that is convertible into trust units, and potentially other substitutes for such equity), before 2011, by an amount that does not exceed the greater of $50 million and an objective “safe harbour” amount based on a percentage of the SIFT’s market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT’s issued and outstanding publicly-traded units, not including debt, options or other interests that were convertible into units of the SIFT). However, under the SIFT Legislation, in the event that the Trust issues additional Trust Units or convertible debentures (or other equity substitutes) on or before 2011, the Trust may become subject to the SIFT Legislation prior to 2011. No assurance can be provided that the SIFT Legislation will not apply to the Trust prior to 2011. Loss of this status may result in material adverse tax consequences for the Trust and its Unitholders. However, it is assumed for the purposes of this Annual Information Form, that the Trust will not be subject to the SIFT Legislation until January 1, 2011.
The Normal Growth Guidelines provide that a SIFT’s safe harbour will be 40 percent of the October 31, 2006 benchmark for the period from November 1, 2006 to the end of 2007 and will be 20 percent of the October 31, 2006 benchmark for 2008, 2009 and 2010. Pengrowth’s market capitalization on October 31, 2006 was approximately $4.8 billion. Pengrowth has issued additional equity after October 31, 2006 of approximately $517 million. Accordingly, Pengrowth may currently issue additional equity without offending the Normal Growth Guidelines of approximately $1.4 billion, and may issue approximately $960 million of additional equity for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010. Pengrowth has adhered to the normal growth limits from October 31, 2006 to the date hereof.
The SIFT Legislation will result in material and adverse tax consequences to the Trust and its Unitholders (most particularly investors that are tax exempt or non-residents of Canada as such Unitholders are not entitled to the benefit of the eligible dividend tax treatment that is available to taxable Canadian individuals). It is expected that the imposition of tax at the trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to Unitholders.
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
Pursuant to the SIFT Legislation, amounts in respect of the Trust’s income payable to Unitholders that is not deductible by the Trust will be treated as a taxable dividend from a taxable Canadian corporation. Dividends received or deemed to be received by an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the enhanced gross-up and dividend tax credit rules under the Tax Act normally applicable to eligible dividends received from taxable Canadian corporations. Dividends received or deemed to be received by a holder that is a corporation will generally be deductible in computing the corporation’s taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3 percent on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income. Unitholders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act (referred to herein as “Exempt Plans”) will generally continue not to be liable for tax in respect of any distributions received from the Trust. Although the SIFT Legislation will not increase the tax payable by Exempt Plans in respect of dividends deemed to be received from the Trust, it is expected that the imposition of tax at the Trust level under the SIFT Legislation will materially reduce the amount of cash available for distributions to Unitholders.

Returns of capital are, and will be under the SIFT Legislation, generally tax deferred for Unitholders who are resident in Canada for purposes of the Tax Act and will reduce such Unitholder’s adjusted cost base in the Trust Units for purposes of the Tax Act.
Taxation of Unitholders who are Non-Residents of Canada
Under the existing provisions of the Tax Act, any distribution of income by the Trust to a non-resident of Canada (“Non-Resident Unitholder”) will be subject to Canadian withholding tax at the rate of 25 percent unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-U.S. Convention, will generally be entitled to have the rate of withholding reduced to 15 percent of the amount of any income distributed. Under the Canada-U.S. Convention, certain tax-exempt organizations resident in the U.S. may be entitled to an exemption from Canadian withholding tax.
Pursuant to the SIFT Legislation, amounts in respect of the Trust’s income payable to Non-Resident Unitholders that are not deductible to the Trust will be treated as a taxable dividend from a taxable Canadian corporation. Such dividends will be subject to Canadian withholding tax at a rate of 25 percent, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Convention generally will be entitled to have the rate of withholding reduced to 15 percent of the amount of such dividend. Although the SIFT Legislation may not increase the tax payable by Non-Resident Unitholders in respect of dividends deemed to be paid by the Trust, it is expected that the imposition of tax at the Trust level under the SIFT Legislation will materially reduce the amount of cash available for distributions to Unitholders.
Returns of capital to a Unitholder who is not a resident of Canada for purposes of the Tax Act or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act are, and will be under the SIFT Legislation, subject to a 15 percent Canadian withholding tax.
On September 21, 2007, Canada and the United States signed the Protocol to the Canada-U.S. Convention. The Protocol must be ratified in Canada and the US prior to becoming effective. Canada ratified the Protocol on December 14, 2007, however, the Protocol has not yet been ratified by the US. The Protocol will come into force when the ratification procedures have been completed in Canada and the US. The Protocol contains new Article IV(7)(b), a treaty benefit denial rule, which would increase the Canadian withholding tax on Pengrowth’s distributions (which for the purposes of this paragraph includes deemed dividends pursuant to the SIFT Legislation) to Non-Resident Unitholders who are residents of the US for the purposes of the Canada-US Convention. Article IV(7)(b) of the Protocol is not suppose to come into force until the first day of the third calendar year that ends after the Protocol is in force. Article IV(7)(b) of the Protocol generally denies benefits under the Canada-US Convention in circumstances where (i) a Non-Resident Unitholder who is a resident of the US for the purposes of the Canada-US Convention receives an amount, such as a distribution, from an entity that is a resident of Canada, such as the Trust, (ii) the Trust is treated as a fiscally transparent entity for US federal income tax purposes, which is the case inasmuch as Pengrowth is treated as a partnership for US federal income tax purposes, and (iii) the tax treatment of the amount (or distribution) received by the Non-Resident Unitholder would, for US federal income tax purposes, be different if Pengrowth were not treated as fiscally transparent for US federal income tax purposes. The effect of Article IV(7)(b) of the Protocol is that the Canadian withholding tax rate on distributions of income would be 25 percent instead of 15 percent or such lower rate that is otherwise available under the Canada-U.S. Convention. Returns of capital would still be subject to a 15 percent Canadian withholding tax and such rate is not modified by the Protocol. The Protocol also contains measures which, generally speaking, are designed to limit the benefits under the Canada-U.S. Convention to “treaty shopping” transactions or arrangements.
Subject to certain limitations set forth in the United States Internal Revenue Code of 1986, as amended, United States holders may elect to claim a foreign tax credit against their United States federal income tax liability for net Canadian income tax withheld from distributions received in respect of Trust Units that is not refundable to the United States holder and for any Canadian income taxes paid by us. The SIFT Legislation will apply a tax at the trust level on distributions of certain income from a SIFT trust. It is unclear whether this tax will constitute an income tax or a tax imposed “in lieu” thereof for purposes of the foreign tax credit rules; if it does not constitute such a tax it will not be creditable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Distributions with respect to Trust Units will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States holder. If the tax at the trust level on distributions of certain income from a SIFT trust constitutes a creditable tax, such distributions likely would be “general category income” for purposes of computing the foreign tax credit allowable to a United States holder. The rules and limitations relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. United States persons that do not elect to claim foreign tax credits may instead claim a deduction for their share of Canadian income taxes paid by us or withheld from distributions by us. This Annual Information Form may not describe the United States tax consequences of the purchase, holding or disposition of the Trust Units fully. Non-Resident Unitholders should obtain independent tax advice as necessary.
The SIFT Legislation will have a material and adverse impact on the Trust and its Unitholders. Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances including the impact of the SIFT Legislation on the Trust and Unitholders. See “Risk Factors — The SIFT Legislation is expected to materially and adversely affect the Trust, the Unitholders and the value of the Trust Units.”
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of certain United States federal income tax consequences of the ownership and disposition of Trust Units. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury regulations, and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in United States federal income tax consequences to a Unitholder that are materially different from those described below. No rulings from the United States Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below.
The following discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to a United States holder (as defined below) in light of such Unitholder’s particular circumstances and only addresses Unitholders who hold Trust Units as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the United States federal income tax considerations applicable to Unitholders subject to special rules, such as (i) persons that are not United States holders, (ii) certain financial institutions, real estate investment trusts, regulated investment companies or insurance companies, (iii) persons subject to the alternative minimum tax, (iv) traders in securities that elect to use a mark-to-market method of accounting, (v) dealers in securities or currencies, (vi) persons holding Trust Units in connection with a hedging transaction, “straddle,” conversion transaction or other integrated transaction, (vii) persons whose “functional currency” is not the United States dollar and (viii) U.S. expatriates. In addition, except as otherwise indicated, this discussion does not include any description of any estate and gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable.
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
Classification of Pengrowth Energy Trust as a Partnership
We have elected under applicable Treasury Regulations to be treated as a partnership for United States federal income tax purposes. Although there is no plan or intention to do so, we have the right to elect under applicable Treasury Regulations to be treated as a corporation for United States federal income tax purposes, if such election were determined to be beneficial.
A partnership generally is not treated as a taxable entity and incurs no United States federal income tax liability. Instead, as discussed below, each partner in an entity treated as a partnership for tax purposes is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its United States federal income tax liability, regardless of whether cash or other distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner’s adjusted basis in its partnership interest (see “Certain Income Tax Considerations — United States Federal Income Tax Considerations — Tax Consequences of Trust Unit Ownership” below). Each Unitholder will be treated as a partner in the Trust for United States federal income tax purposes.
Section 7704 of the Code provides that publicly-traded partnerships such as the Trust will, as a general rule, be taxed as corporations. However, an exception (the “Qualifying Income Exception”) exists with respect to publicly-traded partnerships of which 90 percent or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes interest (from other than a financial business), dividends, rents from real property, oil and gas royalty income, gains from the sale of oil and gas properties, and gains derived from the exploration, development, mining or production, processing, refining, transportation or the marketing of oil and gas. Royalty income received by the Trust from Pengrowth should be treated as qualifying income. We believe that at least 90 percent of our income for the current year will be qualifying income and that we have met the qualifying income exception since we first elected to be treated as a partnership for United States federal income tax purposes in 1997. We expect that we will continue to meet the qualifying income exception in 2008 and thereafter. However, no assurance can be given that the qualifying income exception will in fact be met.
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
If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would not be passed through to United States holders. Instead, United States holders would be taxed upon the receipt of distributions, either pursuant to the passive foreign investment company (“PFIC”) rules discussed below or, if those rules are not applicable (or if the United States holder makes certain elections pursuant to those rules), as either taxable dividend income (to the extent of our current or accumulated earnings and profits calculated by reference to our tax basis in our assets without regard to the price paid for Trust Units by subsequent United States holders) or (in the absence of earnings and profits) a nontaxable return of capital (to the extent of the United States holder’s tax basis in its Trust Units) or taxable capital gain (after the United States holder’s tax basis in the Trust Units is reduced to zero). If we were treated as a corporation, it is possible that we would be considered a PFIC, in which case special rules (discussed below), potentially quite adverse to United States holders, would apply.
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
We currently believe that, if classified as a corporation, we would not be a PFIC. Because PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually, no assurance can be given that, if we were a corporation, we would not be now, and would not be in the future, a PFIC.
If we were classified as a PFIC, for any year during which a United States holder owns Trust Units, the United States holder would generally be subject to special rules (regardless of whether we continue to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by the United States holder on Trust Units in a taxable year that is greater than 125 percent of the average annual distributions received by the United States holder in the three preceding taxable years or, if shorter, the United States holder’s holding period for the Trust Units) and (2) any gain realized upon the sale or other disposition of Trust Units. Under these rules:
•	the excess distribution or gain would be allocated ratably over the United States holder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC would be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years in the United States holder’s holding period would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
A United States holder would also generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any direct or indirect subsidiary of the Trust that is also a PFIC.
Certain elections may be available to a United States holder if we were classified as a PFIC. We will provide United States holders with information concerning the potential availability of such elections if we determine that we are or will become a PFIC.
The discussion below is based on the assumption that we will be treated as a partnership for United States federal income tax purposes.

Tax Consequences of Trust Unit Ownership
Flow-through of Taxable Income
Each United States holder will be required to report on its income tax return its allocable share (based on the percentage of Trust Units owned by that United States holder) of our income, gains, losses and deductions for the taxable year of the Trust ending with or within the taxable year of the United States holder without regard to whether corresponding cash distributions are received by such United States holder. Consequently, a United States holder may be allocated income from the Trust even if it has not received a cash distribution from us.
We intend to make available to each United States holder, within 75 days after the close of each calendar year, a Substitute Schedule K-1 containing its share of our income, gain, loss and deduction for the preceding Trust taxable year.
We treat the Royalty between us and Pengrowth as a royalty interest for all legal purposes, including United States federal income tax purposes. The Royalty Indenture in some respects differs from more conventional “net profits” interests as to which the courts and the IRS have ruled regarding the U.S. federal income tax treatment as a royalty, and as a result the propriety of such treatment is not free from doubt. It is possible that the IRS could contend, for example, that we should be considered to have a working interest in the properties of Pengrowth. If the IRS were successful in making such a contention, the United States federal income tax consequences to United States holders could be different, perhaps materially worse, than indicated in the discussion herein, which generally assumes that the Royalty Indenture will be respected as a royalty.
Treatment of Distributions
Distributions by us to a United States holder generally will not be taxable to the United States holder for federal income tax purposes to the extent of its tax basis in its Trust Units immediately before the distribution. Cash distributions in excess of a United States holder’s tax basis generally will be considered to be gain from the sale or exchange of the Trust Units, taxable in accordance with the rules described under “Certain Income Tax Considerations — United States Federal Income Considerations — Disposition of Trust Units” below.
Basis of Trust Units
A United States holder’s initial tax basis for its Trust Units will be the amount paid for the Trust Units. That basis will be increased by its share of our income and decreased (but not below zero) by distributions to it from us, by the United States holder’s share of our losses and deductions, and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. See “Certain Income Tax Considerations — United States Federal Income Tax Considerations — Disposition of Trust Units — Recognition of Gain or Loss” below.
Limitations on Deductibility of Losses
There are limitations on the ability of a United States holder to deduct any losses we generate from our activities under the basis limitation rules, the at-risk rules and the passive activity loss rules. Special passive activity loss rules apply to a publicly-traded partnership such as the Trust, and preclude passive activity losses generated by us from being used against passive income generated by other passive activities or against portfolio income generated by us.
It is not anticipated that we will generate losses. Nevertheless, should losses result, United States holders should consult their own tax advisors as to the applicability to them of such loss limitations.

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
Foreign Tax Credits
Subject to certain limitations set forth in the Code, United States holders may elect to claim a credit against their United States federal income tax liability for net Canadian income tax withheld from distributions received in respect of the Trust Units that is not refundable to the United States holder. Subject to these limitations, United States holders will also be entitled to claim a foreign tax credit for any Canadian income taxes paid by us. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Distributions will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States holder. Beginning January 1, 2011, the SIFT Legislation will apply a tax at the trust level on distributions of certain income from a SIFT trust. It is unclear whether this tax will constitute an income tax or a tax imposed “in lieu” thereof for purposes of the foreign tax credit rules; if it does not constitute such a tax it will not be creditable. The rules and limitations relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. United States persons that do not elect to claim foreign tax credits may instead claim a deduction for their share of Canadian income taxes paid by us or withheld from distributions by us.
Functional Currency
Because our functional currency is the Canadian dollar, a United States holder will be required to translate our items of income and deduction, which will be initially determined by us in the Canadian dollar, into United States dollars prior to including its share thereof on its United States federal income tax return. Under regulations that have been proposed by the United States Treasury Department, a United States holder who owns directly and indirectly less than five percent of the Trust Units can elect not to take into account as additional income foreign currency translation income or loss (which would be ordinary income or loss) in respect of certain of our financial assets and liabilities on the receipt of certain distributions and upon certain dispositions. The proposed Treasury Regulations state that the IRS will consider positions consistent with the proposed regulations to be reasonable interpretations of the Code until the proposed regulations are finalized. There can be no assurance as to the time at which any regulations will be finalized or as to the effect of any such regulations.
Tax Treatment of Trust Operations
Accounting Method and Taxable Year
We use the year ending December 31 as our taxable year and have adopted the accrual method of accounting for United States federal income tax purposes.
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
The depletion allowance must be computed separately by each United States holder for each oil and gas property, within the meaning of Section 614 of the Code. The IRS is currently taking the position that a single net profits interest carved from multiple properties is a single property for depletion purposes. The Royalty Indenture burdens multiple properties. Accordingly, although it may be modified to take into account subsequent acquisitions, we intend to take the position that the properties subject to the Royalty Indenture constitute a single property for depletion purposes and the income from the net profits interest will be royalty income qualifying for an allowance for depletion. This result is not clear, however, and we would change this position if it should be determined that a different method of computing the depletion allowance is required by law.
Depreciation
The tax basis of our depreciable assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition, of such assets.
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
Section 754 Election
We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally requires us, in the case of a sale of the Trust Units in the secondary market, to adjust the tax basis in our assets pursuant to Section 743(b) of the Code to reflect the purchaser’s purchase price of its Trust Units. The Section 743(b) adjustment belongs to the purchaser and not to other partners.
A Section 754 election is advantageous if the purchaser’s tax basis in its Trust Units is higher than its share of our aggregate tax basis in our assets immediately prior to the purchase. In such a case, as a result of the election, the purchaser would have a higher tax basis in its share of our assets for purposes of calculating, among other things, depletion and depreciation. Conversely, a Section 754 election is disadvantageous if the purchaser’s tax basis in such Trust Units is lower than its share of our aggregate tax basis immediately prior to the transfer. Thus, the fair market value of the Trust Units may be affected either favorably or adversely by the election.

Disposition of Trust Units
Recognition of Gain or Loss
Gain or loss will be recognized on a sale of Trust Units equal to the difference between the amount realized and the United States holder’s tax basis for the Trust Units sold. Subject to the discussion of recapture income, the gain or loss recognized by a United States holder on the sale or exchange of Trust Units will generally be taxable as capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period of the Trust Units exceeds one year. In the case of a non-corporate United States holder, any such long-term capital gain may be subject to tax at a reduced rate. Certain limitations apply to the deductibility of capital losses.
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
The IRS has ruled that a person who acquires interests in an entity, such as the Trust, which is treated as a partnership for United States federal income tax purposes in separate transactions at different prices must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be ratably allocated to the interests sold and retained using an “equitable apportionment” method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, regulations allow a seller of such an interest who can identify the interest sold with an ascertainable holding period to elect to use that holding period. Thus, according to the ruling, a United States holder will be unable to select high or low basis Trust Units to sell as would be the case with corporate stock but, according to the regulations, may designate Trust Units sold for purposes of determining the holding period of the Trust Units sold. A United States holder electing to use this approach must consistently use that approach for all subsequent sales and exchanges of Trust Units. It is not clear whether the ruling applies to the Trust because, similar to corporate stock, separate interests in the Trust are readily ascertainable and may be evidenced by separate certificates. A United States holder considering the purchase of additional Trust Units or the sale of Trust Units purchased in separate transactions should consult its own tax advisor regarding the application of this ruling and the regulations.
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
Notification Requirements
A United States holder that sells or exchanges Trust Units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of Trust Units will be required to furnish statements to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that allocates the consideration paid for the Trust Units. We will provide this information to you in the event of a transfer. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.
Constructive Termination
We will be considered to have been terminated for United States federal income tax purposes if there is a sale or exchange of 50 percent or more of the total Trust Units within a 12-month period. A termination of the Trust will result in a decrease in tax depreciation available to the United States holders thereafter and in the closing of our taxable year for all United States holders. In the case of a United States holder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months’ taxable income or loss of the Trust being includable in its taxable income for the year of termination. New tax elections would have to be made by us, including a new election under Section 754 of the Code. Adverse tax consequences could ensue if we were unable to determine that the termination had occurred. Finally, a termination of the Trust could result in taxation of the Trust as a corporation if the Qualifying Income Exception were not met in the short taxable years caused by termination. See “Certain Income Tax Considerations — United States Federal Income Tax Considerations — Classification of the Trust as a Partnership” above.
Treatment of Trust Unit Lending and Short Sales
The special rules of the Code that apply to securities lending transactions do not, by their terms, apply to interests in a partnership. Accordingly, a United States holder whose Trust Units are loaned to a “short seller” to cover a short sale of Trust Units may be considered as having disposed of ownership of those Trust Units. If so, it would no longer be a partner with respect to those Trust Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those Trust Units would not be reportable by the United States holder and any cash distributions received by the United States holder with respect to those Trust Units would be fully taxable as ordinary income. United States holders desiring to assure their status as owners of Trust Units and avoid the risk of gain recognition resulting from the application of these rules should modify any applicable brokerage account agreements to prohibit their brokers from borrowing or loaning their Trust Units.
The Code also contains provisions affecting the taxation of certain financial products and securities, including interests in entities such as us, by treating a taxpayer as having sold an “appreciated” interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or related persons enter into an offsetting notional principal contract, or a futures or forward contract with respect to the interest on substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the interest, the taxpayer will be treated as having sold that portion if the taxpayer or a related person then acquires the interest or substantially identical property. The Secretary of Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
Disposition of Trust Units by Redemption
The tax consequences of a redemption of Trust Units are complex and depend in part upon whether some or all of a United States holder’s Trust Units are redeemed. The tax consequences of a redemption of all of a United States holder’s Trust Units should generally be the same as discussed above under “Certain Income Tax Considerations — United States Federal Income Tax Considerations — Disposition of Trust Units — Recognition of Gain or Loss” above. United States holders contemplating a redemption of some or all of their Trust Units should consult their tax advisors.

Uniformity of Trust Units
Because we cannot match transferors and transferees of Trust Units, we must maintain uniformity of the economic and tax characteristics of the Trust Units to a purchaser of these Trust Units. In the absence of such uniformity, we may be unable to comply completely with a number of federal income tax requirements.
A lack of uniformity, however, can result from a literal application of Treasury regulations concerning the maintenance of capital accounts, including with respect to certain equity based compensation plans and distribution reinvestment programs maintained by us. If any non-uniformity were required by the IRS, it could have a negative impact on the ability of United States holders to claim that any portion of the distributions they receive from us represents a return of tax basis rather than taxable income and or the value of the Trust Units.
Tax-Exempt Organizations
Employee benefit plans (including individual retirement accounts (“IRAs”) and other retirement plans) and most other organizations exempt from federal income tax (each, a “TEO”) are subject to federal income tax on unrelated business taxable income (“UBTI”). Because we expect substantially all income of the Trust to be royalty income, rents from real property or interest, none of which is UBTI, a TEO should not be taxable on any income generated by ownership of the Trust Units except as described in the next paragraphs.
The Royalty Indenture is in several respects unusual, and there is no clear United States income tax guidance regarding its treatment. It is possible that the IRS could contend that some or all of our income under the Royalty Indenture does not qualify as royalty income, but should instead be treated as income from a working interest and therefore UBTI. In addition, the classification of certain facilities owned by us as real property or personal property is a determination subject to uncertainty. If such facilities were determined to be personal property for United States federal income tax purposes, the rent derived therefrom would be UBTI to a TEO. Prospective purchasers of Trust Units that are TEOs are encouraged to consult their tax advisors regarding the foregoing.
Finally, if the Trust finances with indebtedness an acquisition of any property to be held to produce income, income derived from such property in whole or in part will be UBTI to a TEO. Furthermore, if a TEO acquires Trust Units with indebtedness, then a portion of any interest, rents from real property and royalty income received by the TEO attributable to the Trust Units will be treated as UBTI and thus will be taxable to a TEO.
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
ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE TRUST OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.
A United States holder who sells or otherwise transfers Trust Units must furnish the tax shelter registration number to the transferee. The penalty for failure of the transferor of a Trust Unit to furnish the registration number to the transferee is $100 for each such failure.
Reportable Transactions
Under Treasury regulations, certain taxpayers participating directly or indirectly in a “reportable transaction” must disclose such participation to the IRS. The scope and application of these rules is not completely clear. An investment in us may be considered participation in a “reportable transaction” if, for example, we recognize certain significant losses in the future and we do not otherwise meet certain applicable exemptions. If an investment in us constitutes participation in a “reportable transaction,” we and each United States holder may be required to file IRS Form 8886 with the IRS, attaching it to their United States federal income tax returns, thereby disclosing certain information relating to us to the IRS. In addition, we may be required to disclose our reportable transactions and to maintain a list of Unitholders and to furnish this list and certain other information to the IRS upon its written request. United States holders are urged to consult their own tax advisors regarding the applicability of these rules to their investment in us.
Foreign Partnership Reporting
A United States holder who contributes more than U.S.$100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months) in exchange for Trust Units, may be required to file Form 8865, Return of United States Persons With Respect to Certain Foreign Partnerships, in the year of the contribution. There may be other circumstances in which a United States holder is required to file Form 8865.
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

Pricing and Marketing — Natural Gas
In Canada, the price of natural gas sold in intraprovincial, interprovincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on natural gas quality, prices of competing fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the supply/demand balance and other contractual terms. Natural gas exported from Canada is subject to regulation by the National Energy Board and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an order of the National Energy Board. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the National Energy Board and the issue of such a licence requires the approval of the Governor in Council.
The Governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere, based on such factors as reserve availability, transportation arrangements and market considerations.
Pricing and Marketing — Natural Gas Liquids
In Canada, the price of NGLs sold in intraprovincial, interprovincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on the quality of the NGLs, prices of competing chemical stock, distance to market, access to downstream transportation, length of contract term, the supply/demand balance and other contractual terms. NGLs exported from Canada are subject to regulation by the National Energy Board and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the Government of Canada. NGLs may be exported for a term of no more than one year in respect to propane and butane, and no more than two years in respect to ethane, all exports requiring an order of the National Energy Board.
For crude oil, natural gas and related production from federal or provincial government lands, the royalty regime is a significant factor in the profitability of production operations. Royalties payable on production from lands other than government lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Government royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on well productivity, geographical location and field discovery date.
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
Alberta
Royalty rates in Alberta are proposed to be changed. See “General Development of Pengrowth Energy Trust — Recent Developments — Changes to Royalty Legislation Affecting Pengrowth and its Unitholders”.
Effective January 1, 2007, the Government of Alberta eliminated the ARTC Program by which certain producers of oil or natural gas had been entitled to a credit against the royalties payable to the Government of Alberta. Approximately 78% of Pengrowth’s Company Interest production forecast for 2008 is in the Province of Alberta.

British Columbia
Royalty rates on oil produced from lands owned by the Government of British Columbia vary from 0 percent to 40 percent for oil produced from pools discovered prior to November 1, 1975, from 0 percent to 30 percent for oil produced from pools discovered between November 1, 1975 and June 1, 1998, and from 0 percent to 24 percent for oil produced from pools discovered after June 1, 1998 (“Third Tier Wells”), depending on the well’s production rates, the market price of oil and other factors. Oil produced from Third Tier Wells are exempt from government royalties for the first 36 months of production.
The royalty reserved to the Government of British Columbia in respect of natural gas production, subject to incentives for deep wells and marginal wells, vary between 15 percent and 25 percent in the case of gas produced from wells drilled prior to June 1, 1998, between 9 percent and 27 percent for wells drilled between June 1, 1998 and December 31, 2001 that are completed within 5 years of the date production rights are issued, and between 12 percent and 27 percent for all other wells, depending on the well’s production rates, the market price of gas and other factors. Approximately 5 percent of Pengrowth’s Company Interest production forecast for 2008 is in the Province of British Columbia.
Saskatchewan
Royalty rates on oil produced from lands owned by the Government of Saskatchewan, subject to various incentives, vary from 20 percent to 45 percent for oil produced from pools discovered prior to January 1, 1974, from 10 percent to 35 percent for oil produced from pools discovered between January 1, 1974 and August 31, 2002, and from 5 percent to 30 percent for oil produced from pools discovered after August 31, 2002, depending on the depth of the well, production rates, the market price of oil and other factors.
Royalty rates on natural gas produced from lands owned by the Government of Saskatchewan, subject to various incentives, vary from 20 to 45 percent for gas produced from pools discovered prior to October 1, 1976, from 15 to 30 percent for gas produced from pools discovered between October 1, 1976 and August 31, 2002, and from 5 to 30 percent for gas produced from pools discovered after August 31, 2002, depending on the depth of the well, production rates, the market price of gas and other factors. Approximately 8 percent of Pengrowth’s Company Interest production forecast for 2008 is in the Province of Saskatchewan.
Nova Scotia
The Government of Nova Scotia has established a generic royalty regime in respect of oil and gas produced from offshore Nova Scotia. Such regime contemplates a multi-tier royalty in which the royalty rate fluctuates when certain threshold levels of rates of return on capital have been reached. Notwithstanding the generic royalty regime, royalties in respect of offshore Nova Scotia oil and gas production may be determined contractually between the participant and the Government of Nova Scotia. Approximately 9 percent of Pengrowth’s Company Interest production forecast for 2008 is in the Province of Nova Scotia.
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
Pengrowth’s facilities and other operations emit greenhouse gases, making it possible that Pengrowth will be subject to Federal and Provincial legislation. Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other GHGs. In April 2007, the Federal Government proposed a new climate change plan that calls for GHG emissions to be reduced by 20 percent below current levels by 2020. This bill has not been passed yet. Facilities have a number of strategies to achieve these targets, including emission tradings, in-house reductions, or invest in a technology fund to research and develop GHG reduction technologies.
In Alberta, new climate change regulations became effective July 1, 2007. These regulations require Alberta facilities that emit more than 100k tonnes of greenhouse gases a year to reduce emissions intensity by 12 percent over the average emission levels of 2003, 2004 and 2005. Companies can make their reductions through improvements to their operations; by purchasing Alberta-based credits or by contributing to the Climate Change and Emissions Management Fund. Pengrowth currently operates two facilities that fall within this new requirement.

RISK FACTORS
If any of the following risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, our Trust Units. As a result, the trading price of our Trust Units could decline, and you could lose all or part of your investment. Additional risks are described under the heading “Business Risks” in the Management’s Discussion Analysis for the year ended December 31, 2007.
The SIFT Legislation is expected to materially and adversely affect the Trust, the Unitholders and the value of the Trust Units.
It is expected that the SIFT Legislation will subject the Trust to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to the Unitholders. Based on the proposed Canadian federal income tax rates and tax rate on account of provincial taxes, the Trust estimates that the SIFT Legislation will, commencing on January 1, 2011, reduce the amount of cash available to the Trust to distribute to its Unitholders. Under the current SIFT Legislation, the proposed tax will be 29.5 percent in 2011 and 28 percent in 2012, based upon a 13 percent provincial tax rate and a federal tax rate of 16.5 percent reducing to 15 percent in 2012. On February 26, 2008, the Minister released the Budget. The Budget proposes to replace this 13% provincial tax rate with the applicable provincial income tax rates for each province in which the SIFT has a permanent establishment, based on a provincial allocation formula. To simplify the application of the SIFT Legislation, we have assumed a provincial tax rate of 10%, being the applicable rate in Alberta where we anticipate 78 percent of our revenue will be generated in 2008. In accordance with this assumption and subject to the availability of tax pools, the application of the SIFT Legislation will reduce the amount of cash available to the Trust to distribute to its Unitholders by an amount equal to 26.5 percent in 2011 (and by 25 percent in 2012 and thereafter) multiplied by the amount of the pre-tax income distributed by the Trust. There can be no assurance that the Budget will become law and, until it does, the proposed reduction to the provincial tax rate will not become effective. A reduction in the value of the Trust Units would be expected to increase the cost to the Trust of raising capital in the public capital markets. In addition, the SIFT Legislation is expected to substantially eliminate the competitive advantage the Trust currently enjoys compared to corporate competitors in raising capital in a tax efficient manner, while placing the Trust at a competitive disadvantage compared to industry competitors, including U.S. master limited partnerships, which are expected to continue not to be subject to entity-level taxation. The SIFT Legislation is also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may be more difficult for the Trust to compete effectively for acquisition opportunities in the future. There can be no assurance that the Trust will be able to reorganize its legal and tax structure to reduce the expected impact of the SIFT Legislation.
In addition, there can be no assurance that the Trust will be able to maintain its status as a grandfathered SIFT under the SIFT Legislation until 2011. If the Trust exceeds the limits on the issuance of new Trust Units and convertible debt that constitutes normal growth during the transitional period from October 31, 2006 to December 31, 2010, the SIFT Legislation would become effective on a date earlier than January 1, 2011.
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
The monthly distributions we pay to our Unitholders depend, in part, on the prices we receive for our oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. These factors include, among others:
•	global energy policy, including the ability of OPEC to set and maintain production levels for oil;

•	political conditions in the Middle East;

•	worldwide economic conditions;

•	weather conditions including weather-related disruptions to the North American natural gas supply;

•	the supply and price of foreign oil and natural gas;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity to, and capacity of, transportation facilities;

•	the effect of worldwide energy conservation measures; and

•	government regulation.
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
The value of the Trust Units will depend upon, among other things, the Corporation’s reserves. In making strategic decisions, we generally rely upon reports prepared by our independent reserve engineers. Estimating reserves is inherently uncertain. Ultimately, actual production, revenues and expenditures for the underlying properties will vary from estimates and those variations could be material. Changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our Trust Units. The reserve and cash flow information contained in the documents incorporated by reference represent estimates only. Petroleum engineers consider many factors and make assumptions in estimating reserves. Those factors and assumptions include:
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
In accordance with normal industry practices, we engage independent petroleum engineers to conduct a detailed engineering evaluation of our oil and gas properties for the purpose of estimating our reserves as part of our year-end reporting process. As a result of that evaluation, we may increase or decrease the estimates of our reserves. We do not consider an increase or decrease in the estimates of our reserves in the range of up to 5 percent to be material or inconsistent with normal industry practice. Any significant reduction to the estimates of our reserves resulting from any such evaluation could have a material adverse effect on the value of our Trust Units.
Continued uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions.
Continued uncertainty in domestic and international credit markets could materially affect our ability to access sufficient capital for our capital expenditures and acquisitions and, as a result, may have a material adverse effect on our ability to execute our business strategy and on our financial condition. There can be no assurance that financing will be available or sufficient to meet these requirements or for other corporate purposes or, if financing is available, that it will be on terms appropriate and acceptable to us.
If the Corporation is unable to acquire additional reserves, the value of the Trust Units and distributions to our Unitholders may decline.
Our future oil and natural gas reserves and production, and therefore the cash flows of the Trust, will depend upon our success in acquiring additional reserves. If we fail to add reserves by acquiring or developing them our reserves and production will decline over time as they are produced. When reserves from our properties can no longer be economically produced and marketed, our Trust Units will have no value unless additional reserves have been acquired or developed. If we are not able to raise capital on favourable terms, we may not be able to add to or maintain our reserves. If we use our cash flow to acquire or develop reserves, we will reduce our cash available to be distributed. There is strong competition in all aspects of the oil and gas industry, including reserve acquisitions. We will actively compete for reserve acquisitions and skilled industry personnel with other oil and gas companies and energy trusts. However, many of our competitors have greater resources than we do and we cannot assure you that we will be successful in acquiring additional reserves on terms that meet our objectives.
Our operation of oil and natural gas wells could subject us to environmental claims and liability which would be funded out of our cash flow and could therefore reduce cash flow otherwise payable to our Unitholders.
The oil and natural gas industry is subject to extensive environmental regulation, which imposes restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, Canadian legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of this or other legislation may result in fines or the issuance of a clean-up order. Ongoing environmental obligations will be funded out of our cash flow and could therefore reduce the cash available to be distributed to our Unitholders.

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
Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders.
We are indebted under the Credit Facility, the Debentures, the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes. Certain covenants in the agreements with our lenders may limit the amount of distributions paid to Unitholders. See “Distributions — Restrictions on Distributions”. Variations in interest rates, exchange rates and scheduled principal repayments could result in significant changes in the amount we are required to apply to the service of our outstanding indebtedness. If we become unable to pay our debt service charges or otherwise cause an event of default to occur, our lenders may foreclose on, or sell, our properties. The net proceeds of any such sale will be allocated firstly to the repayment of our lenders and other creditors and only the remainder, if any, would be payable to the Trust by the Corporation. In addition, we may not be able to refinance some or all of these debt obligations through the issuance of new debt obligations on the same terms, and we may be required to refinance through the issuance of new debt obligations on less favorable terms or through the issuance of additional securities or through other means. In any such event, the amount of cash available for distribution may be diluted or adversely impacted and such dilution or impact may be significant.
We are dependent on our management and the loss of our key management and other personnel could negatively impact our business.
Our Unitholders are entirely dependent on the management of the Manager and the Corporation with respect to the acquisition of oil and gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to properties and the administration of the Trust. The loss of the services of key individuals who currently comprise the management team of the Manager and the Corporation could have a detrimental effect on the Trust. In addition, increased activity within the oil and gas sector can increase the cost of goods and services and make it more difficult to attract and retain qualified professional staff.
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
The continuing production from a property, and to some extent the marketing of production, is dependent upon the ability of the operators of our properties. Approximately 45 percent of our properties are operated by third parties, based on daily production. If, in situations where we are not the operator, the operator fails to perform these functions properly or becomes insolvent, revenues may be reduced. Revenues from production generally flow through the operator and, where we are not the operator, there is a risk of delay and additional expense in receiving such revenues.
The operations of the wells located on properties not operated by us are generally governed by operating agreements which typically require the operator to conduct operations in a good and workman-like manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or willful misconduct. In addition, third-party operators are generally not fiduciaries with respect to the Corporation, the Trust or the Unitholders. The Corporation, as owner of working interests in properties not operated by it, will generally have a cause of action for damages arising from a breach of the operator’s duty. Although not established by definitive legal precedent, it is unlikely that the Trust or our Unitholders would be entitled to bring suit against third-party operators to enforce the terms of the operating agreements. Therefore, our Unitholders will be dependent upon the Corporation, as owner of the working interest, to enforce such rights.
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
World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/United States dollar exchange rate which fluctuates over time. A material increase in the value of the Canadian dollar may negatively impact our net production revenue and cash flow. In 2007, the Canadian dollar generally has increased significantly in value relative to the United States dollar from historical levels, and no assurance can be given that such trend will not continue. To the extent that we have engaged, or in the future engage, in risk management activities related to commodity prices and foreign exchange rates, through entry into oil or natural gas price commodity contracts and foreign exchange contracts or otherwise, we may be subject to unfavourable price changes and credit risks associated with the counterparties with which we contract.
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
Management may have conflicts of interest that may create incentives for the Manager to act contrary to or in competition with the interests of our Unitholders.
The Manager provides the advisory, management and administrative needs of the Trust and the Corporation in consideration for a management fee which is currently based in part on the earnings of the Corporation. This arrangement may create an incentive for the Manager to maximize the earnings of the Corporation, rather than maximize its cash flow from operations, which is the primary basis for calculating distributions available to Unitholders.
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
Compliance with environmental laws and regulations could materially increase our costs. We may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, known as the Kyoto Protocol, which is intended to reduce emissions of pollutants into the air.
Lower oil and gas prices increase the risk of write-downs of our oil and gas property investments which could be viewed unfavourably in the market or could limit our ability to borrow funds or comply with covenants contained in our current or future credit agreements or other debt instruments.
Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a “ceiling limit” which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, we must charge the amount of the excess against earnings. As oil and gas prices decline, our net capitalized cost may approach and, in certain circumstances, exceed this cost ceiling, resulting in a charge against earnings. Under United States accounting rules, the cost ceiling is generally lower than under Canadian rules because the future net cash flows used in the United States ceiling test are based on proven reserves only. Accordingly, we would have more risk of a ceiling test write-down in a declining price environment if we reported under United States generally accepted accounting principles. While these write-downs would not affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit our ability to borrow funds or comply with covenants contained in our current or future credit agreements or other debt instruments.
Changes in Canadian legislation could adversely affect the value of our Trust Units.
The value of the Trust Units is largely related to our income tax treatment. We cannot assure you that income tax laws and government incentive programs relating to the oil and natural gas industry generally and the status of royalty trusts having our structure will not change in a manner that adversely affects your investment.
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
Trust Units should not be viewed by investors as shares in the Corporation. Trust Units are also dissimilar to conventional debt instruments in that there is no principal amount owing to our Unitholders. Trust Units represent a fractional interest in the Trust. Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The Trust’s assets are royalty units of, net profits interests in, and common shares of, the Corporation, Esprit Exploration Ltd. and other subsidiaries of the Trust, as well as certain facilities interests, and may also include certain other investments permitted under the Trust Indenture. The price per Trust Unit is a function of anticipated cash flow, the oil and natural gas properties acquired by the Corporation and the ability to effect long-term growth in the value of the Corporation. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Corporation to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of our Trust Units.
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
We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. However, we separately estimate our reserves using prices and costs held constant at the effective date of the reserve report in accordance with the Canadian reserve reporting requirements. These latter requirements are similar to the constant pricing reserve methodology utilized in the United States.
We include in the documents incorporated herein by reference estimates of proved and proved plus probable reserves. The SEC generally prohibits the inclusion of estimates of probable reserves in filings made with it by

United States oil and gas companies. This prohibition does not apply to the Trust because it is a Canadian foreign private issuer.
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
Unitholders who are United States persons face certain income tax risks.
The United States federal income tax risks related to owning and disposing of our Trust Units include the following:
•	We have elected under applicable United States Treasury Regulations to be treated as a partnership for United States federal income tax purposes. Section 7704 of the Internal Revenue Code of 1986, as amended (the “Code”) provides that publicly-traded partnerships such as the Trust will, as a general rule, be taxed as corporations. We will not be treated as a corporation for U.S. federal income tax purposes only if 90 percent or more of its gross income consists of “qualifying income”. Although we expect to satisfy the 90 percent requirement at all times, if we fail to satisfy this requirement, we will be treated as a foreign corporation. Such conversion will be taxable unless a certain filing is made.

•	If we were treated as a foreign corporation, we could be a passive foreign investment company or “PFIC”. If we were considered a PFIC, United States holders of Trust Units could be subject to substantially increased United States tax liability, including an interest charge upon the sale or other disposition of the United States holder’s Trust Units, or upon the receipt of “excess distributions” from the Trust. Certain elections may be available to a United States holder if we were classified as a PFIC to alleviate these adverse tax consequences.

•	We treat the Royalty between the Trust and the Corporation as a royalty interest for all legal purposes, including United States federal income tax purposes. The Royalty Indenture in some respects differs from more conventional “net profits” interests as to which the courts and the IRS have ruled regarding the federal income tax treatment as a royalty, and as a result the propriety of such treatment is not free from doubt. It is possible that the IRS could contend, for example, that we should be considered to have a working interest in the properties of the Corporation. If the IRS were successful in making such a contention, the United States federal income tax consequences to United States holders could be different, perhaps materially worse, than indicated in the discussion herein, which generally assumes that the Royalty Indenture will be respected as a royalty.

•	Gain or loss will be recognized on a sale of Trust Units equal to the difference between the amount realized and the United States holder’s tax basis for the Trust Units sold. Gain or loss recognized by a United States holder on the sale or exchange of Trust Units will generally be taxable as capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period of the Trust Units exceeds one year. A portion of any amount realized on a sale or exchange of Trust Units (which portion could be substantial) will be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to the recapture of depletion or depreciation deductions. Ordinary income attributable to depletion deductions and depreciation recapture could exceed net taxable gain realized upon the sale of the Trust Units and may be recognized even if there is a net taxable loss realized on the sale of the Trust Units. Thus, a United States holder may recognize both ordinary income and a capital loss upon a taxable disposition of Trust Units.

•	We have registered as a “tax shelter” with the United States Secretary of the Treasury because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which otherwise might be imposed if we failed to register and it were subsequently determined that registration was required. Registration as a “tax shelter” may increase the risk of an IRS audit of us or a Unitholder. Any Unitholder owning less than a 1 percent profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our Unitholders’ tax returns and may lead to audits of Unitholders’ tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

•	Because we cannot match transferors and transferees of Trust Units, we must maintain uniformity of the economic and tax characteristics of the Trust Units to a purchaser of these Trust Units. In the absence of such uniformity, the Trust may be unable to comply completely with a number of federal income tax requirements. A lack of uniformity, however, can result from a literal application of some Treasury regulations. If any non-uniformity was required by the IRS, it could have a negative impact on the value of the Trust Units.

•	The Trust may not be an appropriate investment for certain types of entities. For example, there is a risk that some of the Trust’s income could be unrelated business taxable income with respect to tax-exempt organizations. Prospective purchasers of Trust Units that are tax-exempt organizations are encouraged to consult their tax advisors regarding investments in Trust Units.

•	The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our Trust Units may be modified by administrative, legislative or judicial interpretation at any time. For example, in response to certain recent developments, members of Congress are considering substantive changes to the existing U.S. tax laws that would affect certain publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively. Although the currently proposed legislation would not appear to affect our tax treatment, we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our Trust Units.

•	We prorate our items of income, gain, loss and deduction between transferors and transferees of our Trust Units each month based upon the ownership of our Trust Units on the first day of each month, instead of on the basis of the date a particular Trust Unit is transferred. The use of the proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our Unitholders.

•	On September 21, 2007, Canada and the United States signed the Protocol to the Canada-U.S. Convention. On December 14, 2007, Canada completed the steps required to give effect to the Protocol. The Protocol will come into force once it has been ratified by the United States, and the two countries have formally notified each other that their procedures are complete. The Protocol contains new Article IV(7)(b), a treaty benefit denial rule, which would increase the Canadian withholding tax on Pengrowth’s distributions (which for the purposes of this paragraph includes deemed dividends pursuant to the SIFT Legislation) to Non-Resident Unitholders who are residents of the U.S. for the purposes of the Canada-U.S. Convention. Article IV(7)(b) of the Protocol will not come into force until the first day of the third calendar year that ends after the Protocol is in force. Article IV(7)(b) of the Protocol generally denies benefits under the Canada-U.S. Convention in circumstances where (i) a Unitholder who is a resident of the U.S. for the purposes of the Canada-U.S. Convention receives an amount, such as a distribution, from an entity that is a resident of Canada, such as Pengrowth, (ii) Pengrowth is treated as a fiscally transparent entity for U.S. federal income tax purposes, which is the case inasmuch as Pengrowth is treated as a partnership for U.S. federal income tax purposes, and (iii) the tax treatment of the amount (or distribution) received by the U.S. Resident Unitholder would, for U.S. federal income tax purposes, be different if Pengrowth were not treated as fiscally transparent for U.S. federal income tax purposes. The effect of Article IV(7)(b) of the Protocol is that the Canadian withholding tax rate on distributions of income would be 25 percent instead of 15 percent or such lower rate otherwise available under the Canada-U.S. Convention. Returns of capital would still be subject to a 15 percent Canadian withholding tax and such rate is not modified by the Protocol. The Protocol also contains measures which, generally speaking, are designed to limit the benefits under the Canada-U.S. Convention to “treaty shopping” transactions or arrangements.
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
The oil and gas industry in Canada is subject to federal, provincial and municipal legislation and regulation governing such matters as land tenure, prices, royalties, production rates, environmental protection controls, the exportation of crude oil, natural gas and other products, as well as other matters. The industry is also subject to regulation by governments in such matters as the awarding or acquisition of exploration and production rights, oil sands or other interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights.
Government regulations may change from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas or increase Pengrowth’s costs, either of which would have a material adverse impact on Pengrowth.
On October 25, 2007, the Government of Alberta unveiled a new royalty regime. The new regime will introduce new royalties for conventional oil, natural gas and bitumen effective January 1, 2009 that are linked to price and production levels and will apply to both new and existing oil sands projects and conventional oil and gas activities.
The Trust’s production, reserves and future net revenues associated therewith as disclosed herein do not reflect the increased royalties contemplated by the proposed new royalty regime and, after taking the new royalty regime into account, such values will be adversely affected. Based on the interpretations by GLJ of the proposed royalty changes and based on the January 2008 commodity price assumptions of GLJ, it is anticipated that the new royalty regime will result in a 12 to 18 percent increase in the total royalties paid to all parties by Pengrowth as compared to the current royalty structure. This increase is expected to result in a decline in the net present value, discounted at 10 percent, of the future net revenues associated with (i) Pengrowth’s Proved Reserves of three to five percent; and (ii) Pengrowth’s Total Proved Plus Probable Reserves of three to five percent.
Under the new royalty regime, it is anticipated that there will be a less than one-half of one percent decrease in Pengrowth’s Company Interest reserves and a one to three percent decrease in Pengrowth’s Net reserves, as compared to the current royalty structure. It is anticipated that the new royalty regime will result in a five to seven percent decline in Pengrowth’s cash flow for 2009, the first year in which the royalty changes take effect, as compared to the current royalty structure.
The implementation of the proposed changes to the royalty regime in Alberta is subject to certain risks and uncertainties. The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software to support the calculation and collection of royalties. Additionally, certain proposed changes contemplate further public and/or industry consultation. There may be modifications introduced to the proposed royalty structure prior to the implementation thereof. See “General Development of Pengrowth Energy Trust – Recent Developments – Changes to Royalty Legislation Affecting Pengrowth and its Unitholders”.
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
Unitholders have a limited right to require the Trust to repurchase Trust Units, which is referred to as a redemption right. See “Description of Trust Units — Redemption Right”. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The Trust’s ability to pay cash in connection with a redemption is subject to limitations. Any securities which may be distributed in specie to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.
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

MARKET FOR SECURITIES
Our Trust Units are listed on the TSX and the NYSE under the symbols “PGF.UN” and “PGH”, respectively.

	Toronto Stock Exchange				New York Stock Exchange
	Trust Unit Price Range				Trust Unit Price Range
	High	Low	Close	Volume	High	Low	Close	Volume
	(Canadian $ per Trust Unit)			(thousands)	(U.S. $ per Trust Unit)			(thousands)
2007
January	20.55	18.62	19.85	15,459	17.41	15.82	16.94	10,566
February	20.85	19.50	19.98	9,312	17.96	16.67	17.23	6,983
March	20.37	18.71	19.45	12,971	17.59	15.95	16.87	9,085
April	19.83	18.82	19.11	9,615	17.74	16.45	17.27	7,127
May	20.62	19.00	19.92	9,382	19.05	17.18	18.73	9,519
June	21.04	19.68	20.27	9,351	19.84	18.50	19.09	7,021
July	20.70	18.71	19.51	8,746	19.85	17.51	18.30	5,870
August	19.50	17.40	18.04	7,886	18.43	16.25	17.06	6,396
September	18.78	16.92	18.64	11,608	18.87	16.65	18.84	7,019
October	18.68	17.65	18.00	8,144	19.10	17.90	18.92	5,681
November	18.45	17.00	18.11	8,417	19.21	17.70	18.13	5,239
December	18.50	17.31	17.62	6,998	18.24	17.30	17.77	3,060
Our Debentures are listed on the TSX under the symbol “PGF.DB”.

	Toronto Stock Exchange
	Debenture Price Range
	High	Low	Close	Volume
	(Canadian $ per Debenture)			(thousands)
2007
January	102.49	98.51	101.01	1,738
February	102.25	101.00	101.25	828
March	102.55	100.00	100.51	767
April	102.55	99.77	102.00	661
May	104.00	100.60	101.10	279
June	102.50	100.00	100.51	494
July	102.99	100.03	100.04	327
August	100.02	98.00	99.50	590
September	99.75	98.50	99.00	560
October	100.80	99.00	99.75	518
November	101.00	98.50	99.50	633
December	102.89	98.00	100.00	1,149.3

DIRECTORS AND OFFICERS
The Trust does not have any directors or officers. The following is a summary of information relating to the directors and officers respectively of Pengrowth Management, Manager of the Corporation and the Trust, and of the Corporation, the administrator of the Trust.
Directors and Officers of the Manager
The name, jurisdiction of residence, position held and principal occupation of each director and officer of Pengrowth Management are set out below:

Name and Jurisdiction	Position with
of Residence	Pengrowth Management	Principal Occupation
James S. Kinnear	President and Director (since 1982)	President
Alberta, Canada		Pengrowth Management Limited

Gordon M. Anderson	Vice President, Financial Services (since 2001)	Vice President, Financial Services
Alberta, Canada	Vice President, Treasurer (1998-2001)	Pengrowth Management Limited
Treasurer (1995-1998)

Grant A. Henschel	Vice President, Engineering	Vice President, Engineering
Alberta, Canada		Pengrowth Management Limited

Leslie F. Kende	Vice President, New Ventures	Vice President, New Ventures
Alberta, Canada		Pengrowth Management Limited

Robert M. Nicolay	Vice President, Business Development	Vice President, Business Development
Alberta, Canada		Pengrowth Management Limited

Charles V. Selby	Corporate Secretary (since 1993)	President
Alberta, Canada	Treasurer	Selby Professional Corporation
Each of the foregoing director and officers has had the same principal occupation for the previous five years except for Grant Henschel, who was Senior Associate at Sproule Associates Limited from 2002 to 2004, Leslie Kende, who was Senior Strategic Planner for BP Canada from 2001 to 2003 and Vice President and Director, Acquisitions and Divestitures at Tristone Capital Inc. from 2003 to 2007, and Robert Nicolay, who was Chief Executive Officer of ENMAX Corporation from 1999 to 2005 and President and Chief Executive Officer of the Calgary Olympic Development Association from 2005 to 2007.
Principal Holders of Shares of the Manager
James S. Kinnear, President and a director of Pengrowth Management and Chairman, President, Chief Executive Officer and a director of the Corporation, owns, directly or indirectly, all of the issued and outstanding voting securities of Pengrowth Management.
Directors and Officers of the Corporation
The name, jurisdiction of residence, position held and principal occupation of each director and officer of the Corporation are set out below:

			Trust Units
			Controlled or
Name and Jurisdiction	Position with		Beneficially
of Residence	Pengrowth Corporation	Principal Occupation	Owned(1)
James S. Kinnear	President, Chairman, Director and	President	5,996,238
Alberta, Canada	Chief Executive Office (since 1988)	Pengrowth Management Limited

Thomas A. Cumming(2)(4)(5)	Director (since 2000)	Business Consultant	8,678
Alberta, Canada

Wayne K. Foo(2)(3)	Director (since 2006)	President	3,843
Alberta, Canada		Petro Andina Resources Ind.

Kirby L. Hedrick(2)(5)	Director (since 2005)	Business Consultant	4,000
Wyoming, United States of America

Michael S. Parrett(3)(4)(5)	Director (since 2004)	Business Consultant	4,000
Ontario, Canada

A. Terence Poole(3)(5)	Director (since 2005)	Business Consultant	30,000
Alberta, Canada

D. Michael G. Stewart(2)(4)	Director (since 2006)	Principal of the Ballinacurra	13,370
Alberta, Canada		Group, Corporate Director

Nicholas C.H. Villiers	Director (since 2007)	Business Consultant	—
London, England

John B. Zaozirny(3)(4)	Director (since 1988)	Counsel, McCarthy Tétrault	35,100
Alberta, Canada		Barristers and Solicitors

Gordon M. Anderson	Vice President (since 2001)	Vice President, Financial	21,066
Alberta, Canada	Vice President, Treasurer (1997-2001)	Services Pengrowth Management
	Treasurer (1995-1997)	Limited
	Chief Financial Officer (1991-1998)

Douglas C. Bowles	Vice President and Controller	Vice President and Controller	11,446
Alberta, Canada	(since March 1, 2006)	Pengrowth Corporation
	Controller (since 2005)

James E.A. Causgrove	Vice President, Production and	Vice President, Production	23,621
Alberta, Canada	Operations (since 2005)	and Operations Pengrowth Corporation

Peter Cheung	Vice President (since 2008)	Vice President and Treasurer	17,428
Alberta, Canada	Treasurer (since 2005)	Pengrowth Corporation

William G. Christensen	Vice President, Strategic Planning and	Vice President, Strategic	15,821
Alberta, Canada	Reservoir Exploitation (since 2005)	Planning and Reservoir Exploitation Pengrowth Corporation

James M. Donihee	Vice-President and Chief of Staff	Vice-President and Chief of	7,086
Alberta, Canada	(since 2007)	Staff Pengrowth Corporation

Charles V. Selby	Vice President and Corporate Secretary	President	146,916
Alberta, Canada	(since 2005)	Selby Professional Corporation
	Corporate Secretary (since 1993)

Larry B. Strong	Vice President, Geosciences (since 2005)	Vice President, Geosciences	37,118
Alberta, Canada		Pengrowth Corporation

Christopher G. Webster	Chief Financial Officer (since 2005)	Chief Financial Officer	37,065
Alberta, Canada	Treasurer (2000 — 2005)	Pengrowth Corporation

Notes:

(1)	As at December 31, 2007 and excluding Trust Units issuable upon the exercise of outstanding options, rights or deferred entitlement units.

(2)	Member of Reserves, Operations and Environmental, Health and Safety Committee.

(3)	Member of Corporate Governance Committee.

(4)	Member of Compensation Committee.

(5)	Member of Audit Committee.
As at December 31, 2007, the foregoing directors and officers, as a group, beneficially, owned, directly or indirectly, 6,412,796 Trust Units or approximately 2.6 percent of the issued and outstanding Trust Units and held options, rights and deferred entitlement units to acquire a further 856,861 Trust Units. Assuming exercise of all options, rights and deferred entitlement units, the foregoing directors and officers, as a group, would beneficially own, directly and indirectly, 7,269,657 Trust Units or approximately 2.93 percent of the then issued and outstanding Trust Units. The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective individuals.
The term of each director expires at the next annual meeting of Unitholders.
Each of the foregoing directors and officers has had the same principal occupation for the previous five years except for Terry Poole who was Executive Vice President, Corporate Strategy and Development at Nova Chemicals Corporation from 2001 to 2006; Chris Webster who was Vice President, Treasurer from September 30, 2004 to 2005 and Treasurer from 2001 to September 30, 2004; Larry Strong who was Vice President Geosciences & Officer of Petrofund Corp. from 2004 to 2005 and Senior Vice President of MarkWest Resources Canada from 2001 to 2003; Bill Christensen who was Vice President Planning of Northrock Resources from 2000 to 2005; Jim Causgrove who was Manager, New Growth Opportunities of Chevron Texaco Canada from 2003 to 2005 and Senior Vice President and Chief Operating Officer of Central Alberta Midstream from 2000 to 2003; Doug Bowles who was Financial Reporting Manager from 2003 to 2005 and Senior Planning Analyst from 2001 to 2003 of ExxonMobil Canada; Peter Cheung who was an Investment Banker with RBC Capital Markets from 2000 to 2005; and James Donihee who was Chief Operating Officer of the National Energy Board (Canada) from 2003 to 2007 and prior thereto was the Vice President, Organizational Effectiveness and Military Liason at EnCana Corporation.
Corporate Cease Trade Orders or Bankruptcies
No director, executive officer or controlling security holder of Pengrowth or Pengrowth Management is, as at the date of this Annual Information Form, or has been, within the past 10 years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity:
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(ii)	was subject to an event that resulted, after the person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Personal Bankruptcies
No director, executive officer or controlling security holder of Pengrowth or Pengrowth Management has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.
Penalties or Sanctions
No director, executive officer or controlling security holder of Pengrowth or Pengrowth Management has:
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
AUDIT COMMITTEE
The Audit Committee is appointed annually by the Board of Directors. The responsibilities and duties of the Audit Committee are set forth in the Audit Committee Terms of Reference attached hereto as Appendix C. The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent and financially literate, as those terms are defined in Multilateral Instrument 52-110 Audit Committees, and the relevant education and experience of each such member:

Financially
Name	Independent	Literate	Relevant Education and Experience
Thomas A. Cumming	Yes	Yes	Mr. Cumming was President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool, and serves as a Director of the Alberta Capital Market Foundation. He is also a past president of the Calgary Chamber of Commerce. Mr. Cumming is a professional engineer and holds a Bachelor of Applied Science degree in Engineering and Business from the University of Toronto.

Michael S. Parrett	Yes	Yes	Mr. Parrett is currently an independent consultant providing advisory service to various companies in Canada and the United States. Mr. Parrett is Chairman of Gabriel Resources Limited, a member of the board of Fording Inc. and is serving as a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. Mr. Parrett is a chartered accountant and holds a Bachelor of Arts in Economics from York University.

A. Terence Poole	Yes	Yes	Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth. He retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development. Mr. Poole currently serves on the board of directors for Methanex Corporation and Synenco Energy Inc. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation.

Financially
Name	Independent	Literate	Relevant Education and Experience
Kirby L. Hedrick	Yes	Yes	Mr. Hedrick has extensive engineering and senior management experience in the United States and internationally, retiring in 2000 as Executive Vice-President, Upstream of Phillips Petroleum. He currently serves on the board of directors of Noble Energy Inc. and has recently been appointed to the Wyoming Environmental Quality Council. Mr. Hedrick received a Bachelor of Science and Mechanical Engineering degree from the University of Evansville, Indiana in 1975. He completed the Stanford Executive Program in 1997 and the Stanford Corporate Governance Program in 2003.
Principal Accountant Fees and Services
The following table provides information about the aggregate fees billed to Pengrowth for professional services rendered by KPMG LLP during fiscal 2007 and 2006:

	2007	2006
Audit Fees	1,393	980
Audit Related Fees	—	—
Tax Fees	163	138
All Other Fees	—	—
Total	1,556	1,118
Audit Fees
Audit fees consist of fees for the audit of Pengrowth’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees normally include due diligence reviews in connection with acquisitions, research of accounting and audit-related issues and the completion of audits required by contracts to which Pengrowth is a party.
Tax Fees
During 2007 and 2006 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for Pengrowth and its subsidiaries, tax advice and planning and commodity tax consultation.
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
LEGAL PROCEEDINGS
Pengrowth is sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational or labor issues. The outcome of such claims against Pengrowth is not determinable at this time, however the ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.
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
Mr. John Zaozirny, the lead director of the Corporation, is the Vice-Chairman of Canaccord Capital Corporation. Canaccord Capital Corporation participated as a member of the syndicate of underwriters in connection with the September 28, 2006 and December 1, 2006 equity offerings by the Trust of 23,310,000 and 24,265,000 Trust Units, respectively, and received a portion of the underwriters’ fee from each of the offerings.
INTERESTS OF EXPERTS
As of the date hereof, the partners and associates, as a group of Bennett Jones LLP beneficially own, directly or indirectly, less than 1 percent of the outstanding Trust Units. As of the date hereof, the directors and officers of GLJ, as a group, beneficially own, directly or indirectly, less than 1 percent of the outstanding Trust Units.
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
MATERIAL CONTRACTS
The only material contracts entered into by the Corporation or the Trust during the most recently completed financial year, or before the most recently completed financial year that is still in effect, other than during the ordinary course of business, are as follows:
1.	Trust Indenture;

2.	Royalty Indenture;

3.	Unanimous Shareholders Agreement;

4.	Management Agreement;

5.	the Fifth Amended and Restated Credit Agreement dated June 17, 2007 between Pengrowth and a syndicate of eleven financial institutions concerning the Credit Facility;

6.	the Bridge Credit Agreement dated January 22, 2007 between Pengrowth and a syndicate of ten financial institutions entered into in conjunction with the CP Acquisition;

7.	the Acquisition Agreement dated November 28, 2006 in connection with the CP Acquisition;

8.	the Note Purchase Agreement dated July 26, 2007 concerning the 2007 U.S. Senior Notes;

9	the Note Purchase Agreement dated April 23, 2003 concerning the 2003 U.S. Senior Notes;

10.	the Note Purchase Agreement dated December 1, 2005 concerning the U.K. Senior Notes;

11.	the Debenture Indenture;

12.	the first supplemental trust indenture relating to the Debentures dated October 2, 2006; and

12.	the Distribution Agreement.
Copies of these contracts have been filed by the Trust on SEDAR and are available through the SEDAR website at www.sedar.com.
CODE OF ETHICS
Pengrowth has adopted a code of ethics, as that term is defined in Form 40-F under the U.S. Securities Exchange Act of 1934 (the “Code of Ethics”) that applies to Pengrowth’s management, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Ethics is available for viewing on our website www.pengrowth.com, and is available in print to any Unitholder who requests it.
The Board of Directors approved changes to the previously approved Code of Business Conduct and Ethics (“Code”) on February 19, 2008. The new Code does not detract from any of the requirements of the prior code and is more encompassing than the old code. All employees are being requested to accept the new Code in writing.
During the year ended December 31, 2007, Pengrowth has not granted any waivers (including implicit waivers) from the terms thereof in respect of its Chief Executive Officer, Chief Financial Officer and principal accounting officer.
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
The Board of Directors of the Corporation has formerly adopted and published a Corporate Governance Policy which affirms Pengrowth’s commitment to maintaining a high standard of corporate governance. This policy is published on Pengrowth’s website at www.pengrowth.com. The Board of Directors of the Corporation has also adopted an Audit Committee Charter, Corporate Governance Committee Terms of Reference, Compensation Committee Terms of Reference, Reserves, Operations and Environment, Health and Safety Committee Terms of Reference, a Code of Business Conduct, a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy each of which is published on Pengrowth’s website, and is available in print to any Unitholder who requests it. The Audit Committee Charter is also attached hereto as Appendix C. From time to time, special committees of the Board of Directors are formed with prescribed mandates.
There is only one significant way in which Pengrowth’s corporate governance practices differ from those required to be followed by domestic United States issuers under the NYSE Listed Company Manual. The NYSE Listed Company Manual requires shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the security is to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders. As a matter or practice, Pengrowth has obtained the approval of its Unitholders to all of its equity compensation plans, regardless of whether the Trust Units to be delivered under such plans are newly issued or purchased on the open market with the exception of the Trust Unit Award Plan which was implemented as an employee retention mechanism in a very tight prevailing market in the Canadian oil and gas industry.
ADDITIONAL INFORMATION
Additional information, including the Manager’s remuneration and the principal holders of Trust Units, is contained in Pengrowth’s Management Information Circular dated May 1, 2007, which relates to the Annual and Special Meeting of Unitholders held on June 11, 2007. Pengrowth’s next meeting of Unitholders is scheduled to take place in the second quarter of 2008. A current management information circular will be prepared and distributed not less than 20 days before the date of such meeting. Additional financial information is contained in the Trust’s comparative consolidated financial statements for the years ended December 31, 2007 and 2006 which are included in the Trust’s Annual Report for the year ended December 31, 2007.
Additional information relating to Pengrowth Energy Trust may be found on SEDAR at www.sedar.com.
For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Investor Relations	Toronto Investor Relations
Pengrowth Energy Trust	Scotia Plaza, 40 King Street West
Suite 2100, 222 – 3rd Avenue S.W.	Suite 3006, Box 106
Calgary, Alberta T2P 0B4	Toronto, Ontario M5H 3Y2
Telephone: (403) 233-0224	Telephone: (416) 362-1748
(888) 744-1111	(888) 744-1111
Fax: (866) 341-3586
Website: www.pengrowth.com
E-mail: investorrelations@pengrowth.com

APPENDIX A
Report On Reserves Data By Independent
Qualified Reserves Evaluator On Form 51-101F2

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR
To the board of directors of Pengrowth Corporation (the “Company”):
1.	We have prepared an evaluation of the Company’s reserves data as at December 31, 2007. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2007, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:

Description and
	Preparation Date	Location of Reserves	Net Present Value of Future Net Revenue
Independent Qualified	of Evaluation	(Country or Foreign	(before income taxes, 10% discount rate - $MM)
Reserves Evaluator	Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	January 15, 2008	Canada	—	$5,456	—	$5,456
5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.
However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.
EXECUTED as to our report referred to above:
GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 8, 2008

(signed) “Doug R. Sutton” Doug R. Sutton, P.Eng.
Vice-President

APPENDIX B
Report Of Management And Directors On
Oil And Gas Disclosure On Form 51-101F3

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE
Management of Pengrowth Corporation (the “Company”) are responsible for the preparation and disclosure of information with respect to the oil and gas activities of Pengrowth Energy Trust (the “Pengrowth Trust”) in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.
An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.
The Reserves, Operations and Environmental, Health and Safety Committee of the board of directors of the Company has
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
The Reserves, Operations and Environmental, Health and Safety Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves, Operations and Environmental Health and Safety Committee, approved
(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(signed) “James S. Kinnear” James S. Kinnear
Chairman, President and Chief Executive Officer
Pengrowth Corporation

(signed) “William G. Christensen” William G. Christensen
Vice President, Strategic Planning and Reservoir Exploitation
Pengrowth Corporation

(signed) “Kirby L. Hedrick” Kirby L. Hedrick Director
Pengrowth Corporation

(signed) “D. Michael G. Stewart” D. Michael G. Stewart
Director
Pengrowth Corporation

March 19, 2008

APPENDIX C
Audit Committee Terms of Reference

TERMS OF REFERENCE
AUDIT COMMITTEE
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
Objectives
The Audit Committee is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities. The Corporation is the administrator of Pengrowth Energy Trust (the “Trust”), an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1988 and amended and restated June 11, 2007 (the “Trust Indenture”). The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to as “Pengrowth”.
The Audit Committee’s primary duties and responsibilities are to:
•	monitor the performance of Pengrowth’s internal audit function and the integrity of Pengrowth’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

•	assist Board oversight of: (i) the integrity of Pengrowth’s financial statements; (ii) Pengrowth’s compliance with legal and regulatory requirements; and (iii) the performance of Pengrowth’s internal audit function and independent auditors;

•	monitor the independence, qualification and performance of Pengrowth’s external auditors; and

•	provide an avenue of communication among the external auditors, the internal auditors, management and the Board.
The Audit Committee will continuously review and modify its terms of reference with regards to, and to reflect changes in, the business environment, industry standards on matters of corporate governance, additional standards which the Audit Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its unitholders and the application of laws and policies.
Composition
Audit Committee members must meet the requirements of applicable securities laws and each of the stock exchanges on which the units of the Trust trade. The Audit Committee will be comprised of three or more directors as determined by the Board. Each member of the Audit Committee shall be “independent” and “financially literate”, as those terms are defined in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) of the Canadian Securities Administrators (as set out in Schedule “A” hereto), Rule 10A-3 promulgated under the Securities Exchange Act of 1934 (as set out in Schedule “B” hereto), and Rule 303A.02 of the New York Stock Exchange (as set out in Schedule “C” hereto), as applicable, and as “financially literate” is interpreted by the Board in its business judgement. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise as defined by paragraph (8) of general instruction B to Form 40-F and as interpreted by the Board in its business judgement.
Audit Committee members shall be appointed annually by the Board. The Chair of the Audit Committee shall be appointed by the Board. If an Audit Committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership.
Meetings and Minutes
The Audit Committee shall meet at least four times annually, or more frequently if determined necessary to carry out its responsibilities.

A meeting may be called by the Chairman of the Audit Committee, the Chief Executive Officer of the Corporation or any member of the Audit Committee. A notice of time and place of every meeting of the Audit Committee shall be given in writing to each member of the Audit Committee at least two business days prior to the time fixed for such meeting, unless waived by all members entitled to attend. Attendance of a member of the Audit Committee at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
A quorum for meetings of the Audit Committee shall require a majority of its members present in person or by telephone. If the Chairman of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee present at the meeting will be chosen to preside by a majority of the members of the Audit Committee present at that meeting.
The President and Chief Executive Officer of the Corporation shall be available to advise the Audit Committee, shall receive notice of meetings and may attend meetings of the Audit Committee at the invitation of the Chair. Other management representatives, as well as Pengrowth’s internal and external auditors, shall be invited to attend as necessary. Notwithstanding the foregoing, the Chair of the Audit Committee shall hold in camera sessions, without management present, at every meeting of the Committee.
Decisions of the Audit Committee shall be determined by a majority of the votes cast.
The Audit Committee shall appoint a member of the Audit Committee or other officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.
The Audit Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Audit Committee. All information reviewed and discussed by the Audit Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair.
Scope, Duties and Responsibilities
Mandatory Duties
Review Procedures
Pursuant to the requirements of MI 52-110 and other applicable laws, the Audit Committee will:
1.	Review and reassess the adequacy of the Audit Committee’s Terms of Reference at least annually, submit the Terms of Reference to the Board for approval and have the document published at least every three years in accordance with the regulations of the United States’ Securities and Exchange Commission.
2.	Prior to filing or public distribution, review, discuss with management and the internal and external auditors and recommend to the Board for approval, Pengrowth’s audited annual financial statements, annual earnings press releases, annual information form, all statements including the related management’s discussion and analysis required in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including without limitation, the annual proxy circular. Approve, on behalf of the Board, Pengrowth’s interim financial statements and related management’s discussion and analysis and interim earnings press releases. This review should include discussions with management, the internal auditors and the external auditors of significant issues regarding accounting principles, practices and judgements. Discuss any significant changes to Pengrowth’s accounting principles and any items required to be communicated by the external auditors in accordance with Assurance and Related Services Guideline #11 (AUG-11).

3.	Ensure that adequate procedures are in place for the review of Pengrowth’s public disclosure of financial information extracted or derived from Pengrowth’s financial statements, other than the public disclosure referred to in paragraph 2 above and periodically assess the adequacy of those procedures.

4.	Be responsible for reviewing the disclosure contained in Pengrowth’s annual information form as required by Form 52-110F1 Audit Committee Information Required in an AIF, attached to MI 52-110. If proxies are solicited for the election or directors of the Corporation, the Audit Committee shall be responsible for ensuring that Pengrowth’s information circular includes a cross-reference to the sections in Pengrowth’s annual information form that contain the information required by Form 52-110F1.
External Auditors
1.	The Audit Committee shall advise the external auditors of their accountability to the Audit Committee and the Board as representatives of the unitholders of the Trust to whom the external auditors are ultimately responsible. The external auditors shall report directly to the Audit Committee. The Audit Committee is directly responsible for overseeing the work of the external auditors, shall review at least annually the independence and performance of the external auditors and shall annually recommend to the Board the appointment of the external auditors or approve any discharge of auditors when circumstances warrant. The Audit Committee shall, on an annual basis, obtain and review a report by the external auditor describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and Pengrowth.
2. Approve the fees and other compensation to be paid to the external auditors.
3.	Pre-approve all services to be provided to Pengrowth or its subsidiary entities by Pengrowth’s external auditors and all related terms of engagement.
Other Audit Committee Responsibilities
4.	Establish procedures for: (i) the receipt, retention and treatment of complaints received by Pengrowth regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential and anonymous submission by employees of Pengrowth of concerns regarding questionable accounting or auditing matters.
5.	Review and approve Pengrowth’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Pengrowth.
Discretionary Duties
The Audit Committee’s responsibilities may, at the Audit Committee’s discretion, also include the following:
Review Procedures
1.	In consultation with management, the internal auditors and the external auditors, consider the integrity of Pengrowth’s financial reporting processes and controls and the performance of Pengrowth’s internal financial accounting staff; discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures; and review significant findings prepared by the internal or external auditors together with management’s responses.
2.	Review with financial management, the internal auditors and the external auditors Pengrowth’s policies relating to risk management and risk assessment.

3.	Meet separately with each of management, the internal auditors and the external auditors to discuss difficulties or concerns, specifically: (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; (ii) any changes required in the planned scope of the audit; and (iii) the responsibilities, budget, and staffing of the internal audit function, and report to the Board on such meetings.
4. Conduct an annual performance evaluation of the Audit Committee.
Internal Auditors
1.	Review the annual audit plans of the internal auditors.
2.	Review the significant findings prepared by the internal auditors and recommendations issued by any external party relating to internal audit issues, together with management’s response.
3.	Review the adequacy of the resources of the internal auditors to ensure the objectivity and independence of the internal audit function.
4.	Consult with management on management’s appointment, replacement, reassignment or dismissal of the internal auditors.
5.	Ensure that the internal auditors have access to the Lead Director, the Chair of the Board and the Chief Executive Officer.
External Auditors
1.	On an annual basis, the Audit Committee should review and discuss with the external auditors all significant relationships they have with Pengrowth that could impair the auditors’ independence.
2.	The Audit Committee shall review the external auditors audit plan – discuss scope, staffing, locations, and reliance upon management and general audit approach.
3.	Consider the external auditors’ judgments about the quality and appropriateness of Pengrowth’s accounting principles as applied in its financial reporting.
4.	Be responsible for the resolution of disagreements between management and the external auditors regarding financial performance.
5.	Ensure compliance by the external auditors with the requirements set forth in National Instrument 52-108 Auditor Oversight.
6.	Ensure that the external auditors are participants in good standing with the Canadian Public Accountability Board (“CPAB”) and participate in the oversight programs established by the CPAB from time to time and that the external auditors have complied with any restrictions or sanctions imposed by the CPAB as of the date of the applicable auditor’s report relating to Pengrowth’s annual audited financial statements.
7. Monitor compliance with the lead auditor rotation requirements of Regulation S-X.
Other Audit Committee Responsibilities
1.	On at least an annual basis, review with Pengrowth’s counsel any legal matters that could have a significant impact on the organization’s financial statements, Pengrowth’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

2.	Annually prepare a report to unitholders as required by the United States’ Securities and Exchange Commission; the report should be included in Pengrowth’s annual proxy statement.
3.	Ensure the preparation and filing of each annual certificate in Form 52-109F1 and each interim certificate in Form 52-109F2 to be signed by each of the Chief Executive Officer and Chief Financial Officer of the Corporation in accordance with the requirements set forth under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as amended from time to time (“MI 52-109”).
4.	In respect of annual filings only, the Audit Committee is responsible for ensuring that management evaluates the effectiveness of Pengrowth’s disclosure controls and procedures as of the end of the period covered by the annual filings and has caused Pengrowth to disclose in the annual management’s discussion and analysis its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation. The terms “annual filings,” “interim filings,” “disclosure controls and procedures” and “internal control over financial reporting” shall have the meanings set forth under MI 52-109.
5.	Be responsible for monitoring any changes in Pengrowth’s internal control over financial reporting and for ensuring that any change that occurred during Pengrowth’s most recent interim period that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting is disclosed in Pengrowth’s most recent annual or interim management’s discussion and analysis.
6.	Review all exceptions to established policies, procedures and internal controls of Pengrowth, which have been approved by any two officers of the Corporation.
7.	Perform any other activities consistent with this Charter, the Trust Indenture, the Corporation’s by-laws, and other governing law as the Audit Committee or the Board deems necessary or appropriate.
8.	Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.
Communication, Authority to Engage Advisors and Expenses
The Audit Committee shall have direct access to such officers and employees of Pengrowth, to Pengrowth’s internal and external auditors and to any other consultants or advisors, as well as to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.
Any employee may bring before the Audit Committee, on a confidential basis, any concerns relating to matters over which the Audit Committee has oversight responsibilities.
The Audit Committee has the authority to engage the external auditors, independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any auditors, counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Audit Committee that are deemed necessary or appropriate by the Audit Committee in order to carry out its duties.
Adopted by the Board of the Corporation, as administrator of the Trust, on March 3, 2008.

A-1

Schedule “A”
Excerpt from Multilateral Instrument 52-110
Standard of “Independence”
1.	An audit committee member is independent if he or she has no direct or indirect material relationship with Pengrowth.
2.	For the purposes of paragraph 1, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.
3.	Despite paragraph 2, the following individuals are considered to have a material relationship with Pengrowth:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of Pengrowth;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of Pengrowth;

(c)	an individual who:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Pengrowth’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.
4.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because he or she had a relationship identified in paragraph 3 if that relationship ended before March 30, 2004.
5.	For the purposes of paragraphs 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed

A-2

compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.
6.	For the purposes of paragraph 3(f), direct compensation does not include
(a)	remuneration for acting as a member of the Board or any Board committee of Pengrowth, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.
7.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because the individual or his or her immediate family member
(a)	has previously acted as an interim chief executive officer of Pengrowth, or

(b)	acts, or has previously acted, as a chair or vice-chair of the Board or of any Board committee of Pengrowth on a part-time basis.
8.	Despite any determination made under paragraphs 1 through 7, an individual who
(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from Pengrowth, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time chair or vice-chair of the Board or any Board committee; or

(b)	is an affiliated entity of Pengrowth or any of its subsidiary entities, is considered to have a material relationship with Pengrowth.
9.	For the purposes of paragraph 8, the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by
(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to Pengrowth.
10.	For the purposes of paragraph 8, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.
Standard of “Financial Literacy”
An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Pengrowth’s financial statements.

B-1

Schedule “B”
Excerpts from Rule 10A-3 of the Securities and Exchange Act of 1934
Standard of “Independence"
b.	Required standards.

1.	Independence.
i.	Each member of the audit committee must be a member of the board of directors of the listed issuer, and must otherwise be independent; provided that, where a listed issuer is one of two dual holding companies, those companies may designate one audit committee for both companies so long as each member of the audit committee is a member of the board of directors of at least one of such dual holding companies.

ii.	Independence requirements for non-investment company issuers. In order to be considered to be independent for purposes of this paragraph (b)(1), a member of an audit committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:
A.	Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

B.	Be an affiliated person of the issuer or any subsidiary thereof.
e.	Definitions. Unless the context otherwise requires, all terms used in this section have the same meaning as in the Act. In addition, unless the context otherwise requires, the following definitions apply for purposes of this section:

1.
i.	The term affiliate of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

ii.
A.	A person will be deemed not to be in control of a specified person for purposes of this section if the person:
1.	Is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and (2) Is not an executive officer of the specified person.
B.	Paragraph (e)(1)(ii)(A) of this section only creates a safe harbor position that a person does not control a specified person. The existence of the safe harbor does not create a presumption in any way that a person exceeding the ownership requirement in paragraph (e)(1)(ii)(A)(1) of this section controls or is otherwise an affiliate of a specified person.

B-2

iii.	The following will be deemed to be affiliates:
A.	An executive officer of an affiliate;

B.	A director who also is an employee of an affiliate;

C.	A general partner of an affiliate; and

D.	A managing member of an affiliate.
iv.	For purposes of paragraph (e)(1)(i) of this section, dual holding companies will not be deemed to be affiliates of or persons affiliated with each other by virtue of their dual holding company arrangements with each other, including where directors of one dual holding company are also directors of the other dual holding company, or where directors of one or both dual holding companies are also directors of the businesses jointly controlled, directly or indirectly, by the dual holding companies (and, in each case, receive only ordinary-course compensation for serving as a member of the board of directors, audit committee or any other board committee of the dual holding companies or any entity that is jointly controlled, directly or indirectly, by the dual holding companies).
4.	The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

8.	The term indirect acceptance by a member of an audit committee of any consulting, advisory or other compensatory fee includes acceptance of such a fee by a spouse, a minor child or stepchild or a child or stepchild sharing a home with the member or by an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary of the issuer.

C-1

Schedule “C”
Excerpts from Rule 303A.00 of the New York Stock Exchange
303A.02 “Independence” Tests
The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the audit committee:
(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

(b)	In addition, a director is not independent if:
(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii)	(A) The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.
General Commentary to Section 303A.02(b):
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions in Section 303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

C-2

For purposes of Section 303A, the term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 as follows:
The term “officer” shall mean an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer’s parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

APPENDIX B
MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION & ANALYSIS

LEADERSHIP TEAM

From Left to Right. Back Row: Bob Nicolay, Larry Strong, Bill Christensen, Doug Bowles, Jim Causgrove, Chris Webster, Peter Cheung. Front Row: Jim Donihee, Gordon Anderson, James Kinnear, Charles Selby, Jim Macdonald.

Absent: Wendy Noonan

PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 53

MANAGEMENT’S DISCUSSION & ANALYSIS
SUMMARY OF FINANCIAL RESULTS

(thousands,	Three Months ended December 31			Twelve Months ended December 31
except per unit amounts)	2007	2006	% Change	2007	2006	% Change

INCOME STATEMENT
Oil and gas sales	$425,249	$350,908	21	$1,722,038	$1,214,093	42
Net income	$(3,665)	$3,310	(211)	$359,652	$262,303	37
Net income per trust unit	$(0.01)	$0.01	(200)	$1.47	$1.49	(1)

CASH FLOW
Cash flows from operating activities	$196,325	$91,237	115	$800,344	$554,368	44
Cash flows from operating activities per trust unit	$0.80	$0.41	95	$3.26	$3.15	3
Distributions declared	$166,631	$185,651	(10)	$706,601	$559,063	26
Distributions declared per trust unit	$0.675	$0.75	(10)	$2.875	$3.00	(4)
Ratio of distributions declared over cash flows from operating activities	85%	203%		88%	101%
Capital expenditures	$95,743	$121,781	(21)	$309,708	$300,809	3
Capital expenditures per trust unit	$0.39	$0.55	(29)	$1.26	$1.71	(26)

BALANCE SHEET
Working capital(1)				$(189,603)	$(160,949)	18
Property, plant and equipment				$4,306,682	$3,741,602	15
Long term debt				$1,203,236	$604,200	99
Trust unitholders’ equity				$2,756,220	$3,049,677	(10)
Trust unitholders’ equity per trust unit				$11.17	$12.50	(11)
Currency (U.S.$/Cdn$) (closing rate at period end)				1.0088	0.8581
Weighted average number of trust units outstanding	246,513	220,734	12	245,470	175,871	40
Number of trust units outstanding at period end				246,846	244,017	1

(1)	Prior year restated to conform to presentation adopted in current year
54 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
SUMMARY OF OPERATING RESULTS

	Three Months ended December 31			Twelve Months ended December 31
	2007	2006	% Change	2007	2006	% Change

AVERAGE DAILY PRODUCTION
Crude oil (barrels)	25,892	25,000	4	26,327	21,821	21
Heavy oil (barrels)	7,434	4,695	58	7,168	4,964	44
Natural gas (mcf)	250,117	234,050	7	266,980	175,578	52
Natural gas liquids (barrels)	9,319	8,910	5	9,409	6,774	39
Total production (boe)	84,331	77,614	9	87,401	62,821	39

TOTAL PRODUCTION (mboe)	7,758	7,141	9	31,901	22,930	39

PRODUCTION PROFILE
Crude oil	31%	32%		30%	35%
Heavy oil	9%	6%		8%	8%
Natural gas	49%	50%		51%	46%
Natural gas liquids	11%	12%		11%	11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per barrel)	$73.69	$60.35	22	$71.88	$66.85	8
Heavy oil (per barrel)	$45.47	$37.61	21	$44.53	$42.26	5
Natural gas (per mcf)	$6.90	$7.12	(3)	$7.29	$7.22	1
Natural gas liquids (per barrel)	$67.64	$52.69	28	$58.86	$57.11	3
Average realized price per boe	$54.58	$49.24	11	$53.90	$52.88	2

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)				124,188	112,388	10
Heavy oil (mbbls)				21,792	18,336	19
Natural gas (bcf)				870	827	5
Natural gas liquids (mbbls)				28,994	29,142	(1)
Total oil equivalent (mboe)				319,921	297,774	7

SUMMARY OF TRUST UNIT TRADING
NYSE — PGH ($U.S.)
High	$19.21	$20.25		$19.85	$25.15
Low	$17.30	$14.78		$15.82	$14.78
Close	$17.77	$17.21		$17.77	$17.21
TSX — PGF.UN ($Cdn)(1)
High	$18.68	$22.69		$21.04	$26.11
Low	$17.00	$16.81		$16.92	$16.81
Close	$17.62	$19.94		$17.62	$19.94

(1)	July 27, 2006, Pengrowth’s Class A trust units and Class B trust units were consolidated into a single class of trust units (with the exception of Class A trust units held by residents of Canada who provided an election), the Class A trust units were delisted from the Toronto Stock Exchange and the Class B trust units were renamed as Trust units and their trading symbol changed to PGF.UN
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 55

MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the audited consolidated Financial Statements for the year ended December 31, 2007 of Pengrowth Energy Trust and is based on information available to March 3, 2008.
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
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2008 production, production additions from Pengrowth’s 2008 development program, royalty obligations, 2008 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, proceeds from the disposal of properties and the impact of the changes to the Canadian tax legislation as details have yet to be provided. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar. com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
56 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
As discussed in Note 2 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the year ended.
The amounts recorded for depletion, depreciation and amortization of injectants, the provision for asset retirement obligations, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP.
Historically, we used non-GAAP measures such as funds generated from operations, funds generated from operations per trust unit, distributable cash, distributable cash per trust unit and payout ratio because we believe they facilitate the understanding of the results of our operations and financial position. In response to guidance from the Canadian Institute of Chartered Accountants (CICA) and the Canadian Securities Administrators (CSA), we are now using the GAAP measure cash flow from operating activities instead of funds generated from operations. The principal difference is that cash flow from operating activities includes changes in non-cash working capital. We have discontinued the use of distributable cash and distributable cash per trust unit.
Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash can also be determined when it is compared to the difference in cash provided by operating activities and distributions paid in the financing section of the Statement of Cash Flows.
CONVERSION AND CURRENCY
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 57

MANAGEMENT’S DISCUSSION & ANALYSIS
2007 OVERVIEW
Pengrowth generated cash flow from operating activities of $800.3 million in 2007, a 44 percent increase from the prior year’s cash flow of $554.4 million. The increase is mainly attributable to higher production volumes from the ConocoPhillips (CP properties) acquisition completed at the beginning of 2007 and a full year’s production from the Carson Creek and Esprit Trust acquisitions which closed in the third and fourth quarter of 2006, respectively. Higher realized crude oil prices and favorable results from Pengrowth’s risk management program for natural gas have also contributed to the increase in cash flow from operating activities in 2007. Partially offsetting the above were the unfavourable impact on production volumes from non-core property dispositions, increased operating costs, and general and administrative expenses mainly due to the recent acquisitions, higher interest costs and losses on crude oil risk management activities.
In accordance with Canadian GAAP, Pengrowth includes certain non-cash items in the financial statements which significantly impact the calculation of net income. The recognition of these non-cash items can cause net income to vary from period to period. Pengrowth reported a net loss of $3.7 million in the fourth quarter of 2007 compared to net income of $161.5 million in the third quarter of 2007 and $3.3 million of net income in the fourth quarter 2006. A lower operating netback and an unrealized mark-to-market loss on commodity risk management contracts of $136.6 million, partially offset by a future tax reduction of $89.2 million were the main reasons for the reduction in net income from the third quarter of 2007. The decrease is also partly attributable to Pengrowth recording a lower unrealized foreign exchange gain of $5.7 million on its foreign denominated debt in the fourth quarter compared to a $40.8 million unrealized foreign exchange gain in the third quarter of 2007.
On a year-over-year basis, net income increased by 37 percent in 2007 to $359.7 million compared to $262.3 million in 2006. This increase is primarily due to higher production volumes, higher operating netbacks in 2007, recognizing a future income tax reduction and an unrealized foreign exchange gain on foreign denominated debt, partially offset by significant unrealized losses on risk management contracts ($130.4 million) and an increase in depreciation expense.
The strengthening Canadian dollar relative to the U.S. dollar has offset some of the effects of rising crude oil prices, which are typically quoted in U.S. dollars. Although the price of crude oil in U.S. dollars has increased nine percent in 2007 compared to 2006, using the West Texas Intermediate benchmark price as a basis, the Canadian dollar equivalent has only increased three percent. As a result, Pengrowth’s average realized crude oil price
58 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
did not fully reflect the impact of record high benchmark crude oil prices in 2007. Pengrowth’s commodity risk management activities have mitigated some of the effects of the strengthening Canadian dollar by fixing the Canadian dollar exchange rate on crude oil commodity contracts.
The strengthening Canadian dollar had a favourable impact on financial results related to Pengrowth’s foreign denominated debt in 2007. During the year, Pengrowth recognized unrealized foreign exchange gains of $57.8 million (2006 — $0.5 million unrealized foreign exchange loss) and $16.1 million (2006 — nil) on the U.S. dollar term debt and the U.K. Pound Sterling term debt respectively.
HIGHLIGHTS
•	Oil and gas sales increased 42 percent to $1.7 billion dollars in 2007 due to higher production volumes and higher average realized prices. In the fourth quarter, oil and gas sales were $425 million, an increase of one percent from the third quarter and 21 percent from the same quarter in 2006.
•	Production for 2007 averaged 87,401 barrels of oil equivalent (boe) per day, a 39 percent increase over 2006. The increase is primarily due to a full year of production from the Esprit and Carson Creek acquisitions, and production from the CP properties after the January 22, 2007 closing. Fourth quarter production averaged 84,331 boe per day, virtually unchanged from the third quarter and an increase of nine percent from the fourth quarter in 2006. The higher production levels compared to the prior year reflect the CP properties acquisition and development activities, partially offset by natural production declines and divestment activities.
•	Cash flows from operating activities in 2007 increased from the prior year by 44 percent to $800.3 million reflecting the higher production and sales prices. Fourth quarter cash flows from operating activities was $196.3 million, representing a decrease of 10 percent from the third quarter and an increase of 115 percent from the fourth quarter in 2006. The decrease from the third quarter is mainly as a result of higher operating, royalty, administrative and interest costs incurred. The 115 percent increase in the fourth quarter of 2007 from the fourth quarter in 2006 is primarily due to higher production volumes, higher realized prices and the unfavourable impact on working capital in the prior year.
•	Distributions declared to unitholders reached an all time high of $706.6 million, an increase of 26 percent when compared to $559.1 million in 2006. For the full year in 2007, distribution declared totaled $2.875 per trust unit. Distributions declared to unitholders totaled 88 percent of its cash flows from operating activities and 85 percent in the fourth quarter.
•	During 2007, Pengrowth closed a U.S. $400 million offering of notes issued on a private placement basis at an interest rate of 6.35 percent due in 2017.
•	Net income increased 37 percent to $359.7 million for 2007 compared to 2006. The increase was due to higher oil and gas sales, partly offset by higher royalties, operating expenses and general and administrative costs. In addition to the above cash items, net income was significantly effected by certain non-cash items including a $296.6 million increase in depletion, depreciation and accretion expenses, and $122.3 million of unrealized commodity risk management losses, offset by $264.6 million future tax recovery recorded in 2007 due to the enactment of the previously announced tax on income trusts, asset dispositions during the second half of 2007 and a reduction in the federal income tax rate.
•	During 2007, Pengrowth’s average realized price was $53.90 per boe (after commodity risk management) compared to an average price of $52.88 per boe in 2006. Prices for liquids were higher year over year while there was a decrease in natural gas prices. For the fourth quarter, average realized prices were $54.58 per boe (after commodity risk management) up two percent from the third quarter and 11 percent from the same quarter last year. These increases largely reflect a higher commodity price environment for oil and natural gas liquids (NGLs) while natural gas has remained relatively stable in the fourth quarter of 2007.
•	Operating netbacks (after commodity risk management) increased three percent in 2007 to $30.40 per boe, largely driven by higher realized prices partially offset by higher operating costs. For the fourth quarter, operating netbacks were $29.56 per boe down from the previous quarter by nine percent and an increase of 22 percent from the fourth quarter of 2006. The fourth quarter netbacks were lower than the third quarter largely due to higher operating costs and royalties.
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 59

MANAGEMENT’S DISCUSSION & ANALYSIS
•	Pengrowth’s development capital, excluding acquisitions, in 2007 totaled $283 million, resulting in a finding and development cost of $17.44 per boe, including future development costs. Including acquisitions, Pengrowth replaced 169 percent of its production on a proved plus probable basis at a cost of $18.97 per boe, including future development costs. During the year, Pengrowth participated in 511 gross (175 net) wells with a 97 percent success rate.
•	Pengrowth completed asset sales for proceeds of $476 million ($459 million net of adjustments) in 2007. The assets disposed were non-core assets identified following the acquisitions of the CP properties and Esprit Trust.
RESULTS OF OPERATIONS
PRODUCTION
Average daily production increased 39 percent to 87,401 boe per day in 2007, compared to 2006. The increase is primarily due to the CP properties acquisition and the inclusion of a full year of production from the Carson Creek and Esprit Trust acquisitions completed late in the third and fourth quarters of 2006, respectively and contributions from ongoing development activities, partially offset by dispositions of non-core properties. The fourth quarter of 2007 saw a slight decrease from the third quarter of 2007 due primarily to operational outages at the Quirk Creek Gas Plant that affected natural gas production.
At this time, Pengrowth anticipates 2008 full year production of 80,000 to 82,000 boe per day. This estimate excludes the impact from any potential future acquisitions or dispositions.

	Three months ended			Twelve months ended
	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Light crude oil (bbls per day)	25,892	24,903	25,000	26,327	21,821
Heavy oil (bbls per day)	7,434	7,205	4,695	7,168	4,964
Natural gas (mcf per day)	250,117	261,976	234,050	266,980	175,578
Natural gas liquids (bbls per day)	9,319	9,883	8,910	9,409	6,774
Total (boe per day)	84,331	85,654	77,614	87,401	62,821

Light crude oil production volumes increased 21 percent year-over-year mainly as a result of a full year’s production from the Esprit Trust and Carson Creek acquisitions and nearly a full year from the CP properties. Total additional production from the acquisitions added approximately 7,000 bbls per day, which was partially offset by divestments and natural declines. The fourth quarter of 2007 was four percent higher than the third quarter of 2007 due to increased light crude sales from Judy Creek and Swan Hills.
Heavy oil production increased 44 percent year-over-year and 58 percent in the fourth quarter of 2007 in comparison to the same period of 2006. The addition of approximately 2,900 bbls per day for the full year from the Jenner property acquired as part of the CP properties acquisition were partially offset by production declines and property divestments.
Natural gas production increased 52 percent year-over-year. Additional volumes from acquisitions, development activities, in particular new production from coalbed methane wells and a compression project completed at the Sable Offshore Energy Project (SOEP), combined to offset decreases due to non-core property divestments and natural declines. The five percent decrease in production in the fourth quarter compared to the third quarter of 2007 was due to plant outages at the Quirk Creek Gas Plant as well as operational outages at SOEP for subsea maintenance work; the decrease was partially offset by higher gas sales at Judy Creek and new wells on production in Cactus Lake. Fourth quarter production increased seven percent compared to the same time period of 2006 due to additional volumes from the CP properties and the SOEP compression project, partially offset by natural production decline and operational outages experienced in the fourth quarter of 2007.
NGLs production increased 39 percent year-over-year primarily due to acquisitions partially offset by natural production declines. Fourth quarter production decreased slightly due to one less condensate shipment at SOEP as compared to the third quarter 2007. The five percent increase in production compared to the fourth quarter of 2006, is mainly due to acquisitions, higher sales at Judy Creek due to less solvent demand partially offset by one less condensate shipment at SOEP and natural declines.
60 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
PRICING AND COMMODITY RISK MANAGEMENT
Compared to the previous year, higher U.S. dollar benchmark prices for crude oil and liquids were offset by lower natural gas market prices and the strengthening of the Canadian (Cdn) dollar.
As part of our financial management strategy, Pengrowth uses forward price swap to manage its exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. Thus, in conjunction with the CP properties acquisition, Pengrowth increased the volume of commodity price risk management contracts. As of December 31, 2007, Pengrowth has contracts for 2008 and 2009 for approximately 17,300 bbls per day and 6,000 bbls per day of crude oil and 95,000 mcf per day and 49,000 mcf per day of natural gas, respectively. Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $8.5 million change in the value of the crude contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $26.3 million change in the value of the natural gas contracts. The potential changes in the value of the contracts would directly affect net income through the unrealized amounts booked to the statement of income during the period. The effect on cash flows will be recognized separately upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when the contract is settled. Pengrowth has hedged the Canadian dollar exchange rate at the same time that it hedges any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.
In prior periods, hedge accounting was followed for commodity risk management contracts entered into prior to May 2006 and therefore recording of these contracts at fair value was not required by GAAP. Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore must record these contracts on the balance sheet at their fair value and recognize changes in fair value on the statement of income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuates, however, these non-cash amounts do not impact Pengrowth’s operating cash flows. Realized commodity risk management gains or losses are recorded in oil and gas sales on the statement of income.
AVERAGE REALIZED PRICES

	Three months ended			Twelve months ended
	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Light crude oil (per bbl)	82.31	76.87	60.94	72.93	68.83
after realized commodity risk management	73.69	75.10	60.35	71.88	66.85
Heavy oil (per bbl)	45.47	47.30	37.61	44.53	42.26
Natural gas (per mcf)	6.20	5.54	6.82	6.71	7.08
after realized commodity risk management	6.90	6.67	7.12	7.29	7.22
Natural gas liquids (per bbl)	67.64	61.69	52.69	58.86	57.11

Total per boe	55.16	50.40	48.52	52.46	53.18
after realized commodity risk management	54.58	53.34	49.24	53.90	52.88

BENCHMARK PRICES
WTI oil (U.S.$ per bbl)	90.71	75.25	60.17	72.12	66.25
AECO spot gas (Cdn$ per gj)	5.69	5.32	6.36	6.27	6.70
NYMEX gas (U.S.$ per mmbtu)	6.97	6.16	6.56	6.86	7.24
Currency (U.S. $/Cdn$)	1.02	0.96	0.88	0.93	0.88

PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 61

MANAGEMENT’S DISCUSSION & ANALYSIS
REALIZED COMMODITY RISK MANAGEMENT GAINS (LOSSES)

	Three months ended			Twelve months ended
	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Light crude oil ($ millions)	(20.5)	(4.1)	(1.4)	(10.1)	(15.8)
Light crude oil ($ per bbl)	(8.62)	(1.77)	(0.59)	(1.05)	(1.98)
Natural gas ($ millions)	16.0	27.2	6.5	56.1	8.8
Natural gas ($ per mcf)	0.70	1.13	0.30	0.58	0.14

Combined ($ millions)	(4.5)	23.1	5.1	46.0	(7.0)
Combined ($ per boe)	(0.58)	2.94	0.72	1.44	(0.30)

Commodity price contracts in place at December 31, 2007 are detailed in Note 19 to the consolidated financial statements. Additionally, the fair value of the outstanding contracts has been recorded on the balance sheet as a net liability of $85.2 million at year-end. An unrealized loss of $122.3 million resulting from the change in fair value from January 1 to December 31, 2007 has been recognized in the statement of income compared to an unrealized gain of $26.5 million in the prior year.
OIL AND GAS SALES — CONTRIBUTION ANALYSIS
The following table includes the impact of realized commodity risk management activity.

($ millions)	Three months ended						Twelve months ended
	Dec 31,	% of	Sept 30,	% of	Dec 31,	% of	Dec 31,	% of	Dec 31,	% of
Sales Revenue	2007	total	2007	total	2006	total	2007	total	2006	total

Light crude oil	175.6	41	172.0	41	138.8	40	690.8	40	532.4	44
Natural gas	158.8	37	160.8	38	153.3	44	710.1	41	462.4	38
Natural gas liquids	57.9	14	56.1	13	43.2	12	202.1	12	141.2	12
Heavy oil	31.1	8	31.4	8	16.3	4	116.5	7	76.6	6
Brokered sales/sulphur	1.8	—	0.4	—	(0.7)	—	2.5	—	1.5	—

Total oil and gas sales	425.2		420.7		350.9		1,722.0		1,214.1

OIL AND GAS SALES — PRICE AND VOLUME ANALYSIS
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, on a year-over-year basis.

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Year ended December 31, 2006	532.4	462.4	141.2	76.6	1.5	1,214.1
Effect of change in product prices	39.4	(36.1)	6.0	5.9	—	15.2
Effect of change in sales volumes	113.2	236.2	54.9	34.0	—	438.3
Effect of change in realized commodity risk management activities	5.7	47.3	—	—	—	53.0
Other	0.1	0.3	—	—	1.0	1.4

Year ended December 31, 2007	690.8	710.1	202.1	116.5	2.5	1,722.0

62 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
PROCESSING AND OTHER INCOME

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Processing & other income	4.1	6.8	6.2	20.6	18.8
$ per boe	0.53	0.85	0.86	0.64	0.82

Processing and other income is primarily derived from fees charged for processing and gathering third party gas, road use and oil and water processing.
This income represents the partial recovery of operating expenses reported separately.
ROYALTIES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Royalty expense	85.4	68.3	73.1	319.3	241.5
$ per boe	11.01	8.67	10.23	10.01	10.53

Royalties as a percent of sales	20.0%	16.2%	20.8%	18.5%	19.9%

Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The royalty rate for 2007 is lower than 2006 primarily from the inclusion of the CP properties which have a lower average royalty rate. Fourth quarter 2007 royalty expense was higher compared to the third quarter as favourable adjustments in the third quarter which included a $3.7 million refund for the overpayment of royalties at SOEP based on the finalization of the 2006 annual royalty return and a one time credit of $1.6 million for reducing sulphur emissions at Judy Creek were not repeated.
The outlook for 2008 is for royalties to be approximately 20 percent of Pengrowth’s sales. The Alberta Government unveiled proposed changes to the methodology it uses to calculate royalties that if passed would become effective in 2009. At this time, based on the January 2008 price assumptions of GLJ Petroleum consultants, Pengrowth anticipates that the royalty rate would increase to between 22 and 24 percent.
OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Operating expenses	103.8	89.6	99.7	406.5	270.5
$ per boe	13.38	11.38	13.97	12.74	11.80

Operating expenses increased 16 percent from the third quarter of 2007 or 18 percent on a per boe basis. The increase is primarily due to higher maintenance activity at Red Earth, Jenner and Goose River ($5 million), and finalizing Harmattan joint venture billings with the operator ($5 million). Expenses for the fourth quarter of 2007 compared to the same period of 2006 increased $4 million, or a decrease of four percent on a per boe basis. The additional operating expenses related to the CP properties ($26 million) were offset by lower utility and maintenance costs ($13 million) as well as the absence of costs relating to divested properties. In comparing year-over-year, operating expenses increased 50 percent or $136 million, which was an eight percent increase on a per boe basis. Primarily the increase is due to the addition of the CP properties ($84 million) and full year inclusion of Esprit Trust ($39 million) and Carson Creek ($15 million). In addition, increased operations personnel, higher maintenance at Weyburn and a planned maintenance shutdown at the Quirk Creek Gas Plant in June 2007 were partly offset by lower utility costs at Judy Creek, Tangleflags and Nipisi. Operating expenses include costs incurred to earn processing and other income which are reported separately.
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 63

MANAGEMENT’S DISCUSSION & ANALYSIS
Operating costs are expected to decrease slightly for the full year 2008; however per unit operating costs are estimated to increase to approximately $13.20 per boe, a four percent increase from full year 2007. The expected increase in per unit costs results from the relatively high percentage of fixed costs combined with the lower estimated production levels. In addition, operating costs at our light oil properties tend to be higher which are somewhat offset by higher netbacks and a longer reserve life.
NET OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Net operating expenses	99.7	82.8	93.5	385.9	251.7
$ per boe	12.85	10.53	13.11	12.10	10.98

Included in the table above are operating expenses net of the previously reported processing and other income.
TRANSPORTATION COSTS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Light oil transportation	1.2	1.2	0.5	3.5	2.0
$ per bbl	0.49	0.49	0.21	0.37	0.25
Natural gas transportation	2.1	2.5	1.8	9.1	5.6
$ per mcf	0.09	0.10	0.09	0.09	0.09

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Oil transportation costs increased year-over-year due to the additional transportation incurred related to the CP properties; which Pengrowth began marketing in June 2007. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.
AMORTIZATION OF INJECTANTS FOR MISCIBLE FLOODS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Purchased and capitalized	8.1	7.4	9.4	26.1	34.6
Amortization	7.5	8.5	9.3	34.1	34.6

The cost of injectants (primarily natural gas and ethane) purchased for injection in miscible flood programs is amortized equally over the period of expected future economic benefit. The cost of injectants purchased in 2006 and 2007 is amortized over a 24 month period. As of December 31, 2007, the balance of unamortized injectant costs was $27.3 million.
The amount purchased and capitalized was lower year-over-year due to timing of the program. It is expected that the program will require additional injectants in upcoming quarters and therefore higher amounts will be purchased as shown by the increase in the fourth quarter 2007 over third quarter 2007. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.
64 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
OPERATING NETBACKS
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an average operating netback of $29.56 per boe in the fourth quarter of 2007 compared to $32.66 per boe in the third quarter of 2007 and $24.17 per boe for the fourth quarter of 2006. The decrease in the netback in the fourth quarter compared to the third quarter of 2007 was a result of an increase in royalties and operating costs. The increase over the fourth quarter of 2006 is mainly due to higher liquids realizations partially offset by royalties. The increase from year-over-year is a result of higher combined commodity prices and lower royalties which were partially offset by higher operating costs.
The sales price used in the calculation of operating netbacks is after realized commodity risk management.

	Three months ended			Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Sales price	54.58	53.34	49.24	53.90	52.88
Other production income	0.23	0.05	(0.09)	0.08	0.06

	54.81	53.39	49.15	53.98	52.94
Processing and other income	0.53	0.85	0.86	0.64	0.82
Royalties	(11.01)	(8.67)	(10.23)	(10.01)	(10.53)
Operating expenses	(13.38)	(11.38)	(13.97)	(12.74)	(11.80)
Transportation costs	(0.42)	(0.46)	(0.33)	(0.40)	(0.33)
Amortization of injectants	(0.97)	(1.07)	(1.31)	(1.07)	(1.51)

Operating netback	29.56	32.66	24.17	30.40	29.59

	Three months ended			Twelve months ended
Light Crude Netbacks ($ per bbl)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Sales price	73.69	75.10	60.35	71.88	66.85
Other production income	0.36	0.13	(0.31)	0.15	0.13

	74.05	75.23	60.04	72.03	66.98
Processing and other income	0.33	0.77	0.64	0.44	0.58
Royalties	(13.86)	(10.65)	(11.65)	(11.57)	(10.63)
Operating expenses	(15.20)	(16.44)	(17.95)	(14.85)	(13.78)
Transportation costs	(0.49)	(0.49)	(0.21)	(0.37)	(0.25)
Amortization of injectants	(3.14)	(3.69)	(4.08)	(3.54)	(4.35)

Operating netback	41.69	44.73	26.79	42.14	38.55

PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 65

MANAGEMENT’S DISCUSSION & ANALYSIS

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Sales price	45.47	47.30	37.61	44.53	42.26
Processing and other income	0.19	0.50	0.80	0.27	0.43
Royalties	(5.91)	(6.90)	(5.44)	(5.86)	(4.53)
Operating expenses	(12.92)	(9.43)	(14.06)	(12.71)	(15.16)

Operating netback	26.83	31.47	18.91	26.23	23.00

	Three months ended			Twelve months ended
Natural Gas Netbacks ($ per mcf)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Sales price	6.90	6.67	7.12	7.29	7.22
Other production income	0.04	—	—	0.01	0.01

	6.94	6.67	7.12	7.30	7.23
Processing and other income	0.14	0.19	0.20	0.16	0.21
Royalties	(1.22)	(0.92)	(1.41)	(1.33)	(1.54)
Operating expenses	(2.02)	(1.48)	(1.90)	(1.92)	(1.65)
Transportation costs	(0.09)	(0.10)	(0.09)	(0.09)	(0.09)

Operating netback	3.75	4.36	3.92	4.12	4.16

	Three months ended			Twelve months ended
NGLs Netbacks ($ per bbl)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Sales price	67.64	61.69	52.69	58.86	57.11
Royalties	(23.61)	(18.82)	(16.61)	(18.49)	(20.17)
Operating expenses	(14.29)	(10.96)	(14.00)	(12.65)	(11.12)

Operating netback	29.74	31.91	22.08	27.72	25.82

INTEREST

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Interest Expense	19.7	19.6	12.8	84.3	32.1

Interest expense remained stable in the fourth quarter compared to the third quarter of 2007. Year-over-year interest expense has more than doubled reflecting a higher average debt level resulting from the CP properties and Esprit Trust acquisitions combined with higher interest rates and standby fees. Interest of $13.9 million on bank indebtedness was incurred on a $600 million credit facility that Pengrowth fully repaid on July 13, 2007. Approximately half of Pengrowth’s outstanding long term debt as at December 31, 2007 incurs interest that is payable in U.S. dollars and therefore the amount of interest payable is subject to fluctuations in the U.S. dollar exchange rate.
66 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
GENERAL AND ADMINISTRATIVE (G&A)

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Cash G&A expense	12.4	8.3	11.7	50.5	34.1
$ per boe	1.60	1.05	1.63	1.58	1.49
Non-cash G&A expense	1.8	0.4	(0.3)	5.4	2.5
$ per boe	0.22	0.05	(0.04)	0.17	0.11

Total G&A	14.2	8.7	11.4	55.9	36.6
Total G&A ($ per boe)	1.82	1.10	1.59	1.75	1.60

The cash component of G&A for the fourth quarter of 2007 compared to the third quarter of 2007 increased $4.1 million. This increase is primarily due to higher professional fees ($1.0 million), year-end reserves report ($0.8 million) and $1.0 million for the estimated reimbursement of G&A expenses incurred by the Manager, pursuant to the management agreement. Cash G&A increased $16.4 million year-over-year due to additional salaries and benefits associated with recent acquisitions ($8.3 million), the CP transition services fee ($3.0 million), legal fees associated with ongoing litigation ($1.8 million), professional fees associated with tax matters ($0.9 million), higher rent ($1.8 million) and other professional fees.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s long term incentive programs including trust unit rights and deferred entitlement units. The increase in the non-cash G&A in the fourth quarter compared to the third quarter of 2007 is due to higher Long Term Incentive Program (LTIP) expenses resulting from an improvement in the performance multiplier. The increase year-over-year is due to the higher expense resulting from granting additional trust units under the LTIP as a result of the increased number of employees from recent acquisitions.
General and administrative (G&A) expenses per boe are expected to remain stable in 2008 when compared to 2007. On a per boe basis, G&A is anticipated to be approximately $1.80 per boe for full year 2008, which includes non-cash G&A.
MANAGEMENT FEES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Management Fee	(2.2)	2.8	(0.7)	6.8	9.9
$ per boe	(0.28)	0.36	(0.09)	0.21	0.43

Commencing July 1, 2006, for the remaining three year term, the maximum fees payable to the Manager are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million, whichever is lower, plus certain expenses. The current agreement expires on June 30, 2009 and does not contain a further right of renewal. A special committee of the board of directors comprised of all independent members of the board was formed for the purpose of advising the board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term.
Management fees are lower in both the fourth quarter of 2007 and full year 2007 compared to the same periods in 2006 due to the performance fee component of the calculation. The performance fee is only paid when a specific rate of return to unitholders is achieved over a three year period. In 2007, the performance fee was significantly reduced due to lower trust unit prices which were partially a result of the government of Canada’s announcement of a new tax on specified investment flow-through (SIFT) trusts.
Management fees are expected to be approximately $0.40 per boe in 2008.
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 67

MANAGEMENT’S DISCUSSION & ANALYSIS
RELATED PARTY TRANSACTIONS
Details of related party transactions undertaken in 2007 and 2006 are provided in Note 17 to the financial statements. These transactions include the management fees paid to the Manager. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation. The management fees paid to the Manager are pursuant to a management agreement which has been approved by the trust unitholders. Mr. Kinnear does not receive any salary or bonus in his capacity as a director and officer of the Corporation and has not received any new trust unit options or rights since November 2002.
Related party transactions in 2007 also include $1.1 million (2006 — $1.0 million) paid to a law firm controlled by the Vice President and Corporate Secretary of the Corporation, Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Vice President and Corporate Secretary of the Corporation. Mr. Selby has been granted trust unit rights and deferred entitlement units from time to time, the cost of which are not included in the legal fees.
On January 12, 2006, Pengrowth divested non-core oil and gas properties for consideration of $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey Exploration Ltd., a private oil and gas company. Pengrowth holds approximately 32 percent of the outstanding common shares of Monterey. Currently, a senior officer of the Corporation is a member of the Board of Directors of Monterey. In December 2007, two senior officers of the Corporation directly and indirectly purchased a total of 230,000 shares (2006 — 30,000 shares) of Monterey for a total consideration of $805,000 (2006 — $150,000) in a new share offering marketed by an independent investment dealer. At December 31, 2007, two senior officers of the Corporation directly and indirectly hold 260,000 shares of Monterey.
TAXES
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the Board, funds can be withheld to fund future capital expenditures, repay debt or other corporate purposes. In the event cash withholdings increased sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
The CP properties acquisition resulted in Pengrowth recording an additional future tax liability of $305.1 million, representing the difference between the tax basis and the fair value assigned to the acquired assets.
Bill C-52 Budget Implementation Act 2007
On October 31, 2006, the federal Minister of Finance (Finance) announced legislative tax proposals which modify the taxation of certain flow-through entities including mutual fund trusts referred to as “specific investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “October 31 Proposals”). The October 31 Proposals apply a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders. The October 31 Proposals became law when Bill C-52 received Royal Assent on June 22, 2007 (the SIFT Legislation).
Pengrowth believes that it is characterized as a SIFT trust and, as a result, is subject to the SIFT Legislation. The SIFT Legislation is to commence January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”, it is expected that Pengrowth will not be subject to the SIFT Legislation until January 1, 2011.
Pursuant to the SIFT Legislation, commencing January 1, 2011, Pengrowth will not be able to deduct certain of its distributed income (referred to as specified income). Pengrowth will become subject to a distribution tax on this specified income. Based on information released by Finance (including the federal economic update on December 30, 2007), the proposed tax rate in 2011 will be 29.5 percent which is comprised on 16.5 percent federal tax and 13 percent tax rate on account of provincial tax. The federal component of the proposed tax on SIFTs is expected to be 15 percent in 2012 (28 percent total) and thereafter. The payment of this tax will reduce the amount of cash available for distribution to unitholders.
68 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
Under the previous provisions of the Tax Act, the Trust could generally deduct in computing its income for a taxation year any amount of income that it distributes to unitholders in the year and, on that basis, the Trust was generally not liable for any material amount of tax.
Pengrowth may lose the benefit of the four year grandfathering period if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion, on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010. Pengrowth has issued additional equity after October 31, 2006 of approximately $517 million including the issuance of 21,100,000 trust units on December 8, 2006 for proceeds of $461 million. This will constitute a portion of the 40 percent normal growth limit for the period ending on December 31, 2007. Accordingly, Pengrowth may currently issue approximately $1.4 billion of additional equity without offending the normal growth guidelines and may issue an additional $960 million for each of 2008, 2009 and 2010.
Pursuant to the SIFT Legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. Pengrowth currently has available tax pool balances of approximately $2.9 billion, which will be considered in identifying the alternatives and timing of our response to the enactment of the SIFT Legislation.
Pengrowth is actively investigating a number of alternative structures and solutions that may mitigate the impact of the SIFT Legislation.
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the fourth quarter of 2007, Pengrowth recorded a future tax reduction of $89.2 million due to asset dispositions and reduction in enacted rates. Since the October 31 Proposals have received Royal Assent, the tax legislation is considered enacted for accounting purposes. As a result of the enactment of the SIFT tax, the Trust recorded a future income tax reduction of $71 million in the second quarter of 2007 to reflect temporary differences in the Trust.
Other non-recurring items contributing to the reduction in future income taxes in 2007 include the asset disposition program ($68.7 million) and tax rate reductions ($39.6 million).
FOREIGN CURRENCY GAINS AND LOSSES
Pengrowth recorded a $61.9 million net foreign exchange gain in 2007, compared to an immaterial loss in 2006. Included in the gain is a $57.8 million unrealized foreign exchange gain related to the translation of the U.S. dollar denominated debt and a $16.1 million gain for the U.K. Pound Sterling denominated debt using the closing exchange rate at the end of each year. Pengrowth has mitigated the foreign exchange risk on the interest and principal payments related to the U.K. Pound Sterling denominated notes (see Note 9 to the financial statements) by using foreign exchange swaps.
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
Pengrowth has arranged a portion of its long term debt in U.S. dollars as a natural hedge against changes in the Canadian dollar. As revenues are based on U.S. dollar benchmarks, a lower U.S. dollar has had a negative impact on oil and gas sales, this is partially offset by a reduction in the U.S. dollar denominated interest cost. (See note 15 to the financial statements).
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 69

MANAGEMENT’S DISCUSSION & ANALYSIS
DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Depletion and depreciation	156.0	157.5	129.2	639.1	351.6
$ per boe	20.11	19.99	18.09	20.03	15.33
Accretion	6.5	6.2	4.9	25.7	16.6
$ per boe	0.84	0.79	0.68	0.81	0.72

Depletion and depreciation of property, plant and equipment is calculated on the unit of production method based on total proved reserves. The increase in 2007 rates for depletion, depreciation and accretion is due to the inclusion of the property, plant and equipment from the CP properties, Carson Creek and Esprit Trust acquisitions, over the applicable periods.
Pengrowth’s Asset Retirement Obligations liability increased due to acquisitions and by the amount of accretion, which is a charge to net income over the lifetime of the producing oil and gas assets.
CEILING TEST
Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects. When required the cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. There was a significant surplus in the ceiling test at year-end 2007.
ASSET RETIREMENT OBLIGATIONS
The total future Asset Retirement Obligations (ARO) is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $352 million as at December 31, 2007 (December 31, 2006 — $255 million), based on a total escalated future liability of $2,015 million (December 31, 2006 — $1,530 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2035 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
REMEDIATION TRUST FUNDS AND REMEDIATION AND ABANDONMENT EXPENSE
During 2007, Pengrowth contributed $7.4 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The balance in these remediation trust funds was $18.1 million at December 31, 2007.
In 2007 an evaluation was completed on the Judy Creek properties. Pengrowth is currently in discussions with the former owner to determine if the future funding levels for the fund should be maintained or reduced. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.
As an interest holder in SOEP, Pengrowth is under a contractual obligation to contribute to a remediation trust fund. The funding levels are based on the feedstock handled and delivered to the various facilities; funding levels for this fund may change each year pending a review by the owners.
70 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. In 2007, Pengrowth spent $11.4 million on abandonment and reclamation (2006 — $9.1 million). Pengrowth expects to spend approximately $18 million for 2008, excluding contributions to remediation trust funds on remediation and abandonment.
CLIMATE CHANGE PROGRAMS
In Alberta, climate change regulations became effective July 1, 2007. These regulations require Alberta facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce emissions intensity by 12 per cent over the average emission levels of 2003, 2004 and 2005. Companies can make their reductions through improvements to their operations; by purchasing Alberta-based credits or by contributing to the Climate Change and Emissions Management Fund. Pengrowth currently operates two facilities that collectively exceed the limit by approximately 89,000 tonnes. We are assessing our options and focusing on projects that reduce our greenhouse gas emission footprint. Under the Alberta regulations, if the emissions remain at the current levels, Pengrowth would experience an increase of approximately $0.5 million in annual costs.
In 2007, the Federal Government announced a climate change plan outlining a 20 percent reduction by 2020. Pengrowth is waiting on additional information to assess the impact the plan will have on its operations.
OTHER EXPENSES
On a year-over-year basis, other expenses decreased $7.4 million primarily due to the absence of legal fees and the costs associated with the consolidation of Class A and Class B trust units completed in 2006.
GOODWILL
As at December 31, 2007, Pengrowth recorded goodwill of $660.6 million, an increase of $62.3 million from December 31, 2006. In accordance with GAAP, Pengrowth recorded goodwill of $62.3 million on the acquisition of the CP properties. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including future income tax liability. Details of the acquisition are provided in Note 4 of the financial statements. Management has assessed goodwill for impairment and determined there is no impairment at December 31, 2007.
CAPITAL EXPENDITURES
During 2007, Pengrowth spent $283.1 million on development and optimization activities. The largest expenditures were at Judy Creek ($35.0 million), Twining ($17.8 million), Swan Hills ($17.7 million), Carson Creek ($12.4 million), Weyburn ($11.9 million), Monogram ($11.2 million), Tangleflags ($9.7 million), Ghost Pine ($8.7 million), SOEP ($8.2 million), and Mikwan ($7.0 million). In addition to development activities, $26.6 million was spent on office premises and information technology (IT) capital.

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Geological and geophysical	5.0	1.8	6.1	12.6	8.9
Drilling and completions	62.1	39.1	83.6	215.4	217.1
Plant and facilities	19.0	10.7	26.6	41.9	56.9
Land purchases	2.7	1.4	5.5	13.2	17.9

Development capital	88.8	53.0	121.8	283.1	300.8
Other capital	6.9	12.7	1.0	26.6	2.6

Total capital expenditures	95.7	65.7	122.8	309.7	303.4

Business acquisitions	(0.6)	0.4	900.7	923.1	1,396.4
Property acquisitions	9.0	—	0.5	9.0	50.3
Proceeds on property dispositions	(23.7)	(163.1)	0.5	(458.8)	(15.2)

Net capital expenditures and acquisitions	80.4	(97.0)	1,024.5	783.0	1,734.9

PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 71

MANAGEMENT’S DISCUSSION & ANALYSIS
Pengrowth currently anticipates the 2008 development capital program to be $355 million, which is the largest in Pengrowth’s history and represents an increase in expenditures of approximately 25 percent compared to the 2007 full year spending. In addition, Pengrowth plans to spend $20 million to continue its evaluation of its oilsands asset at Lindbergh and $12 million in office premises and IT capital.
RESERVES
Pengrowth’s 2007 development program resulted in proved plus probable reserve additions of 17.4 mmboe’s, resulting in a finding and development cost of $17.44 per boe, including the change in future development costs. Including acquisitions of 36.7 mmboe’s, finding and development costs were $18.97 per boe on a proved plus probable basis, including the change in future development cost.
Pengrowth reported year-end proved reserves of 241.2 mmboe and proved plus probable reserves of 319.9 mmboe compared to 225.9 mmboe and 297.8 mmboe, respectively at year-end 2006. Further details of Pengrowth’s 2007 year-end reserves are provided in the annual report and the AIF.
ACQUISITIONS AND DISPOSITIONS
On January 22, 2007 Pengrowth closed the acquisition of four subsidiaries of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands (the CP properties) for a purchase price of $1.0375 billion, prior to adjustments. The acquisition of the CP properties was funded in part by the December 8, 2006 equity offering of approximately $461 million with the remainder supported by a $600 million bank credit facility that was repaid on July 13, 2007.
Following the acquisition of the CP properties, Esprit Trust and Carson Creek, Pengrowth completed asset sales for $476 million ($458.8 million net of adjustments) in 2007.
WORKING CAPITAL
The working capital deficiency increased by $28.7 million from $160.9 million at December 31, 2006 to $189.6 million at December 31, 2007. Most of the increase in the working capital deficiency is attributable to the accounting for risk management contracts, where there is a net current non-cash liability in 2007 in the amount of $62.8 million.
Pengrowth frequently operates with a working capital deficiency, partially due to distributions relating to two production months are payable to unitholders at the end of any month, but cash flow from one month of production is still receivable. For example, at the end of December, distributions related to November and December production months were payable on January 15 and February 15 respectively. November’s production revenue, received on December 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on January 15.
72 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
FINANCIAL RESOURCES AND LIQUIDITY
Pengrowth’s capital structure is as follows:
As at December 31

($ thousands)	2007	2006

Term credit facilities	513,998	257,000
Senior unsecured notes	689,238	347,200
Working capital deficit excluding bank indebtedness (cash and term deposits)(1)	191,620	151,575
Bank indebtedness (cash and term deposits)	(2,017)	9,374

Net debt excluding convertible debentures	1,392,839	765,149

Convertible debentures	75,030	75,127

Net debt including convertible debentures	1,467,869	840,276

Trust unitholders’ equity	2,756,220	3,049,677

Net debt excluding convertible debentures as a percentage of total book capitalization	33.6%	20.1%
Net debt including convertible debentures as a percentage of total book capitalization	34.8%	21.6%

Cash flow from operating activities	800,344	554,368

Net debt excluding convertible debentures to cash flow from operating activities	1.7	1.4
Net debt including convertible debentures to cash flow from operating activities	1.8	1.5

(1)	Prior year restated to conform to presentation adopted in current year
The $650 million increase in net debt excluding convertible debentures from December 31, 2006 is attributable to funds borrowed for the CP properties acquisition and Pengrowth’s capital program offset by the net proceeds of property dispositions. The net debt to cash flow is higher in 2007 compared to 2006 because 2006 year-end debt levels were lower than normal due to the closing of the December 2006 equity offering which was used to pre-fund a portion of the CP properties acquisition in January, 2007.
Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. The credit facilities and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could impact our access to bank credit facilities and our ability to fund operations, maintain distributions and pursue profitable growth opportunities.
On December 14, 2007, Pengrowth announced that it had entered into an equity distribution agreement (the “Equity Distribution Agreement”) with SG Americas Securities, LLC and FirstEnergy Capital Corp. (collectively, the “Underwriters”) which will permit Pengrowth to distribute up to 25,000,000 trust units from time to time through the Underwriters over a period of up to 25 months from the date of the Equity Distribution Agreement (the “Equity Distribution Program”). Sales of trust units, if any, pursuant to the Equity Distribution Agreement will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the New York Stock Exchange or the Toronto Stock Exchange. The trust units will be distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution. The net proceeds of any given distribution of trust units will be used for development capital and general business purposes. The volume and timing of sales, if any, will be at Pengrowth’s discretion. No trust units were issued under the Equity Distribution Program during the year ended December 31, 2007.
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 73

MANAGEMENT’S DISCUSSION & ANALYSIS
On June 15, 2007, Pengrowth increased its term credit facility and extended the maturity date to June 16, 2010. At December 31, 2007, Pengrowth maintained a $1.2 billion term credit facility and a $35 million operating line of credit. These facilities were reduced by drawings of $514 million and by $11 million in letters of credit outstanding at year-end. Pengrowth remains well positioned to fund its 2008 development program and to take advantage of acquisition opportunities as they arise. At December 31, 2007, Pengrowth had approximately $712 million available to draw from its credit facilities.
On July 26, 2007, Pengrowth closed a U.S. $400 million offering of notes issued on a private placement basis in the United States. The private placement consists of 6.35 percent notes due in 2017. The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes.
Pengrowth does not have any off balance sheet financing arrangements.
Pengrowth’s U.S. $600 million senior unsecured notes, U.K. Pound Sterling denominated £50 million senior unsecured notes and the credit facilities have certain financial covenants, which may restrict the total amount of Pengrowth’s borrowings. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times Earnings Before Income Taxes Depreciation and Amortization (EBITDA) for the last four fiscal quarters

2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters

3.	Total senior debt should be less than 50 percent of total book capitalization

4.	EBITDA should not be less than four times interest expense
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as “Other” or “Material document”. As at December 31, 2007, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures were originally issued on July 28, 2005 with interest paid semi-annually in arrears on June 30 and December 31 of each year. Each $1,000 principal amount of debentures is convertible at the option of the holder at any time into fully paid Pengrowth trust units at a conversion price of $25.54 per trust unit. The debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at December 31, 2007, the principal amount of debentures outstanding was $74.7 million.
CASH FLOWS AND DISTRIBUTIONS
The following table provides cash flows from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flows from operating activities:
74 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS

	Three months ended			Twelve months ended
($ thousands, except per trust unit amounts	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Cash flows from operating activities	196,325	217,630	91,237	800,344	554,368
Net income (loss)	(3,665)	161,492	3,310	359,652	262,303
Distributions declared	166,631	172,109	185,651	706,601	559,063
Distributions declared per trust unit	0.675	0.70	0.75	2.875	3.00
Excess (shortfall) of cash flows from operating activities over distributions declared	29,694	45,521	(94,414)	93,743	(4,695)
Per trust unit	0.12	0.19	(0.43)	0.38	(0.03)
Shortfall of net income over distributions declared	(170,296)	(10,617)	(182,341)	(346,949)	(296,760)
Per trust unit	(0.69)	(0.04)	(0.83)	(1.41)	(1.69)
Ratio of distributions declared over cash flows from operating activities	85%	79%	203%	88%	101%

Distributions typically exceed net income as a result of non-cash expenses such as: unrealized losses on commodity risk management contracts; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Pengrowth’s goal is to optimize cash distributions on a per trust unit basis to our unitholders over time while enhancing the value of our trust units. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would not expect distributions to exceed cash flows from operating activities. In the event distributions exceed cash flows from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Notwithstanding the fact that distributions may not exceed cash flow from operating activities in most periods, the surplus cash flow is not sufficient to fund the capital spending required to fully replace production. Accordingly, we believe our distributions include a return of capital.
As a result of the depleting nature of Pengrowth’s oil and gas assets, some level of capital expenditures is required to minimize production declines while other capital is required to optimize facilities. Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flows from operating activities. Forecasted capital spending in 2008 will not be sufficient to replace the oil and gas reserves Pengrowth expects to produce during the year which could impact future distributions. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants and ratios in its borrowings. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to fund capital programs. Investors can elect to participate in the distribution re-investment program.
Cash flows from operating activities are derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to fix the commodity price and mitigate price volatility on a portion of its 2008 and 2009 sales volumes. Details of commodity contracts are contained in Note 19 to the financial statements.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely.
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 75

MANAGEMENT’S DISCUSSION & ANALYSIS
During the third quarter, Pengrowth reduced the distribution level by ten percent to Cdn $0.225 per trust unit for the October 15, 2007 distribution. Distributions declared subsequent to October 15, 2007 were also declared at this level. The reduction is to provide additional funds for capital expenditures.
Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.675 per trust unit as cash distributions during the fourth quarter of 2007 and $2.93 for the full year of 2007.
TAXABILITY OF DISTRIBUTIONS
The following discussion relates to the taxation of Canadian unitholders only. Cash distributions are comprised of a return of capital portion which is tax deferred and a portion which is taxable income. The return of capital portion reduces the cost base of a unitholders’ trust units for purposes of calculating a capital gain or loss upon ultimate disposition.
In 2007, 95 percent of 2007 distributions and 100 percent of 2008 distributions are anticipated to be taxable to Canadian residents.
Distributions paid to U.S. residents are treated as partnership distributions for U.S. federal tax purposes and are currently subject to a 15 percent Canadian withholding tax to the extent that such amounts represent a distribution of Pengrowth’s income. Pursuant to the provisions of the Tax Act, distributions to U.S. unitholders amounts in excess of Pengrowth’s income (i.e. returns of capital) are also subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention (the “Protocol”) which proposes to increase the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income. The proposed increase in Canadian withholding tax rate on distributions of income under the Protocol does not effect returns of capital which would still be subject to a 15 percent Canadian withholding tax. The increase will become effective no earlier than January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any additional Canadian withholding tax and changes to the tax laws. As of December 14, 2007, Canada completed the steps required to give effect to the Protocol, however the Protocol has not yet been ratified by the U.S. The Protocol will come into effect once it has been ratified by the United Sates and the two countries have formally notified each other that their procedures are complete. Withholding tax amounts on distributions paid to unitholders in other countries vary based on individual tax treaties. For additional tax information relating to non-residents, please refer to our website www.pengrowth.com.
COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ thousands)	2008	2009	2010	2011	2012	Thereafter	Total

Long term debt (1)	—	—	662,693	—	—	546,574	1,209,267
Interest payments on long term debt (2)	40,801	40,801	33,407	33,407	33,407	130,760	312,583
Convertible debentures (3)	—	—	74,700	—	—	—	74,700
Interest payments on convertible debentures (4)	4,810	4,810	4,810	—	—	—	14,430
Other (5)	9,015	9,232	8,652	8,221	8,139	42,028	85,287

	54,626	54,843	784,262	41,628	41,546	719,362	1,696,267

Purchase obligations
Pipeline transportation	43,595	36,254	19,603	17,528	15,796	41,339	174,115
CO2 purchases (6)	7,357	3,586	3,616	3,196	2,890	9,784	30,429

	50,952	39,840	23,219	20,724	18,686	51,123	204,544
Remediation trust fund payments	250	250	250	250	250	11,500	12,750

	105,828	94,933	807,731	62,602	60,482	781,985	1,913,561

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt. (see Note 9 of the financial statements)

(2)	Interest payments relate to the interest payable on foreign denominated fixed rate debt using the year-end exchange rate

(3)	Includes repayment of convertible debentures on maturity (see Note 8 of the financial statements), and assumes no conversion of convertible debentures to trust units

(4)	Includes annual interest on convertible debentures outstanding at year-end and assumes no conversion of convertible debentures prior to maturity

(5)	Includes office rent and vehicle leases

(6)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate. For the Judy Creek CO2 pilot project, prices are denominated in Canadian dollars
76 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
SUMMARY OF TRUST UNIT TRADING DATA

	High	Low	Close	Volume	Value
				(000’s)	($ millions)

TSX — PGF.UN ($ Cdn)
2007 1st quarter	20.85	18.62	19.45	37,742	744.8
2nd quarter	21.04	18.82	20.27	28,348	561.5
3rd quarter	20.70	16.92	18.64	27,970	524.5
4th quarter	18.68	17.00	17.62	23,559	423.1
Year	21.04	16.92	17.62	117,619	2,253.9
2006 1st quarter	—	—	—	—	—
2nd quarter	—	—	—	—	—
3rd quarter *	26.11	21.02	21.94	29,262	708.0
4th quarter	22.69	16.81	19.94	75,576	1,505.0
Year	26.11	16.81	19.94	104,838	2,213.0

NYSE — PGH ($ U.S.)
2007 1st quarter	17.96	15.82	16.87	26,633	449.1
2nd quarter	19.84	16.45	19.09	23,668	428.6
3rd quarter	19.85	16.25	18.84	19,284	346.9
4th quarter	19.21	17.30	17.77	13,980	256.4
Year	19.85	15.82	17.77	83,565	1,481.0
2006 1st quarter	25.15	21.50	23.10	13,421	316.2
2nd quarter	25.00	21.85	24.09	14,277	337.0
3rd quarter	24.95	18.90	19.62	27,359	604.0
4th quarter	20.25	14.78	17.21	55,108	955.6
Year	25.15	14.78	17.21	110,165	2,212.8

TSX — PGF.A ($ Cdn)
2007 1st quarter	—	—	—	—	—
2nd quarter	—	—	—	—	—
3rd quarter	—	—	—	—	—
4th quarter	—	—	—	—	—
Year	—	—	—	—	—
2006 1st quarter	28.96	24.96	26.88	1,244	33.8
2nd quarter	28.50	24.20	26.70	1,810	47.6
3rd quarter *	28.25	24.95	25.30	4,297	110.6
4th quarter	—	—	—	—	—
Year	28.96	24.20	25.30	7,351	192.0

TSX — PGF.B ($ Cdn)
2007 1st quarter	—	—	—	—	—
2nd quarter	—	—	—	—	—
3rd quarter	—	—	—	—	—
4th quarter	—	—	—	—	—
Year	—	—	—	—	—
2006 1st quarter	24.50	20.71	23.32	18,338	420.1
2nd quarter	26.05	22.41	26.05	18,982	459.6
3rd quarter *	27.25	24.84	25.31	14,226	364.0
4th quarter	—	—	—	—	—
Year	27.25	20.71	25.31	51,546	1,243.7

*	On July 27, 2006, Pengrowth’s Class A trust units and Class B trust units were consolidated into a single class of trust units pursuant to which the Class A trust units were delisted from the Toronto Stock Exchange, Class A trust units were converted into Class B trust units (with the exception of Class A trust units held by residents of Canada who elected to retain their Class A trust units) and the Class B trust units were renamed as trust units and their trading symbol changed to PGF.UN
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 77

MANAGEMENT’S DISCUSSION & ANALYSIS
SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly results for 2007 and 2006.

2007	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	432,108	443,977	420,704	425,249
Net income/(loss) ($000’s)	(69,834)	271,659	161,492	(3,665)
Net income/(loss) per trust unit ($)	(0.29)	1.11	0.66	(0.01)
Net income/(loss) per trust unit — diluted ($)	(0.29)	1.10	0.66	(0.01)
Cash flow from operating activities ($000’s)	136,429	249,960	217,630	196,325
Distributions declared ($000’s)	183,534	184,327	172,109	166,631
Distributions declared per trust unit ($)	0.75	0.75	0.70	0.675
Daily production (boe)	90,068	89,633	85,654	84,331
Total production (mboe)	8,106	8,157	7,880	7,758
Average realized price ($ per boe)	53.30	54.39	53.34	54.58
Operating netback ($ per boe)	29.87	29.56	32.66	29.56

2006	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	291,896	283,532	287,757	350,908
Net income ($000’s)	66,335	110,116	82,542	3,310
Net income per trust unit ($)	0.41	0.69	0.51	0.01
Net income per trust unit — diluted ($)	0.41	0.68	0.51	0.01
Cash flow from operating activities ($000’s)	156,360	126,800	179,971	91,237
Distributions declared ($000’s)	120,302	120,597	132,513	185,651
Distributions declared per trust unit ($)	0.75	0.75	0.75	0.75
Daily production (boe)	58,845	56,325	58,344	77,614
Total production (mboe)	5,296	5,126	5,368	7,141
Average realized price ($ per boe)	55.04	54.91	53.67	49.24
Operating netback ($ per boe)	31.44	33.94	30.82	24.17

Production has increased over the quarters as a result the acquisitions completed by Pengrowth in the third and fourth quarters of 2006 and first quarter of 2007, offset by the property dispositions and operational outages experienced in the second half of 2007. Changes in commodity prices have affected oil and gas sales but have been partially muted by risk management activity. Net income in 2006 and 2007 has been impacted by non-cash charges, in particular depletion, depreciation and accretion, unrealized mark-to-market gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however, reflects the impact of higher operating and general and administrative costs.
78 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
SELECTED ANNUAL INFORMATION FINANCIAL RESULTS
Oil and gas sales for 2007 increased due to a full year of production from the Carson Creek and Esprit Trust acquisitions completed late in the third and fourth quarters of 2006 respectively and the CP acquisition completed early in 2007.

	Twelve months ended December 31
($ thousands)	2007	2006	2005

Oil and gas sales	1,722,038	1,214,093	1,151,510
Net income	359,652	262,303	326,326
Net income per trust unit ($)	1.47	1.49	2.08
Net income per trust unit — diluted ($)	1.46	1.49	2.07
Distributions declared per trust unit ($)	2.875	3.00	2.82
Total assets (1)	5,234,251	4,690,129	2,391,432
Long term debt (2)	1,278,266	679,327	368,089
Trust unitholders’ equity	2,756,220	3,049,677	1,475,996

Number of trust units outstanding at year-end (thousands)	246,846	244,017	159,864

(1)	Prior years restated to conform to presentation adopted in the current year

(2)	Includes long term debt and convertible debentures
BUSINESS RISKS
The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
•	The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability;

•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market;

•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material;

•	Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation including implementation of the October 31 Proposals governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units;
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 79

MANAGEMENT’S DISCUSSION & ANALYSIS
•	Changes to the royalty regime in Alberta were announced on October 25, 2007. The full details required to accurately assess the impact are not known at this time but will reduce future cash flows and reserve valuations;

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant;

•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions;

•	Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets. Additional uncertainty with new legislation may limit access to capital or increase the cost of raising capital;

•	Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down;

•	A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators;

•	Increased activity within the oil and gas sector has increased the cost of goods and services and makes it more difficult to hire and retain professional staff;

•	Changing interest rates influence borrowing costs and the availability of capital;

•	Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default;

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units;

•	Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units;

•	Continued uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions;

•	Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs; and

•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.
These factors should not be considered to be exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
80 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
SUBSEQUENT EVENTS
Subsequent to December 31, 2007, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties. Pengrowth has committed for the remainder of 2008 and 2009 approximately 1,500 bbls per day and 3,000 bbls per day of crude oil and approximately 4,800 mcf per day and 14,200 mcf per day of natural gas respectively.
OUTLOOK
At this time, Pengrowth is forecasting average 2008 production of 80,000 to 82,000 boe per day from our existing properties. This estimate excludes the impact from other future acquisitions or divestitures.
Full year outlook for operating costs for 2008 is expected to decrease; however per unit operating costs are estimated to increase to $13.20 per boe.
Royalty expense is expected to be approximately 20 percent of Pengrowth’s sales for 2008.
General and administrative (G&A) expenses per boe are expected to remain stable in 2008 when compared to 2007. On a per boe basis, G&A is anticipated to be approximately $2.20 per boe for full year 2008, which includes non-cash G&A and anticipated management fees of approximately $0.40 per boe.
The development capital program of $355 million is the largest in Pengrowth’s history and represents an increase in expenditures of approximately 25 percent compared with estimated 2007 full year development capital expenditures of $283 million. In addition, Pengrowth plans to spend $20 million to continue its evaluation of its oilsands asset at Lindbergh and $12 million in office premises and information technology (IT) capital.
Pengrowth expects to spend approximately $18 million for 2008, excluding contributions to remediation trust funds on remediation and abandonment.
RECENT ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2007, Pengrowth adopted new and revised Canadian accounting standards relating to financial instruments. The impact of adopting the new standards are reflected in the financial statements. There was no material impact of adopting these new and revised standards. For a description of the new accounting rules and the impact on Pengrowth’s financial statements of adopting such rules, including the impact on Pengrowth’s deferred financing charges, long term debt and deferred foreign exchange gains, see Notes 2 and 3 to the financial statements.
New Canadian accounting recommendations for capital disclosures have been issued which will require additional disclosure of both qualitative and quantitative information about objectives, policies and processes for managing capital. These recommendations are effective for year-ends beginning January 1, 2008.
New Canadian accounting recommendations for additional disclosures about financial instruments have been issued which will require additional disclosure about the nature and extent of risks arising from financial instruments to which Pengrowth is exposed. These recommendations are effective for year-ends beginning January 1, 2008.
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 81

MANAGEMENT’S DISCUSSION AND ANALYSIS
In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011. This change in GAAP will be effective for years beginning January 1, 2011.
In December 2007, the SEC announced that U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS for years beginning on or after January 1, 2009.
DISCLOSURE CONTROLS AND PROCEDURES
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The CEO, James S. Kinnear, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the year ending December 31, 2007. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2007 to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
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
INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada and reconciling to accounting principles generally accepted in the U.S. for note disclosure purposes. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
82 Management’s Discussion and Analysis — PENGROWTH 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.
The effectiveness of our internal control over financial reporting as of December 31, 2007 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited consolidated financial statements for the year ended December 31, 2007.
PENGROWTH 2007 ANNUAL REPORT — Management’s Discussion and Analysis 83

APPENDIX C
CONSOLIDATED FINANCIAL STATEMENTS OF PENGROWTH ENERGY TRUST INCLUDING MANAGEMENT’S REPORT TO UNITHOLDERS, THE AUDITORS’ REPORTS AND NOTE 23 THEREOF WHICH INCLUDES A RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

MANAGEMENT’S REPORT TO UNITHOLDERS
MANAGEMENT’S RESPONSIBILITY TO UNITHOLDERS
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
Chief Executive Officer
March 3, 2008
84 Management’s Report to Unitholders — PENGROWTH 2007 ANNUAL REPORT

AUDITOR’S REPORT
TO THE UNITHOLDERS OF PENGROWTH ENERGY TRUST
We have audited the consolidated balance sheets of Pengrowth Energy Trust (“the Trust”) as at December 31, 2007 and 2006 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2008 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
March 3, 2008
PENGROWTH 2007 ANNUAL REPORT — Auditor’s Report 85

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS OF PENGROWTH CORPORATION, AS ADMINISTRATOR OF PENGROWTH ENERGY TRUST AND THE UNITHOLDERS OF PENGROWTH ENERGY TRUST
We have audited Pengrowth Energy Trust (“the Trust”)’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Unitholders. Our responsibility is to express an opinion the Trust’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 3, 2008 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Calgary, Canada
March 3, 2008
86 Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS
(stated in thousands of dollars)

As at December 31	2007	2006

ASSETS
Current assets
Cash and term deposits	$2,017	$—
Accounts receivable	206,583	171,876
Due from Pengrowth Management Limited	731	—
Fair value of risk management contracts (Note 19)	8,034	37,972
Future income taxes (Note 11)	18,751	—

	236,116	209,848
Fair value of risk management contracts (Note 19)	6,024	495
Deposit on acquisition	—	103,750
Other assets (Note 5)	24,831	36,132
Property, plant and equipment (Note 6)	4,306,682	3,741,602
Goodwill (Note 4)	660,598	598,302

TOTAL ASSETS	$5,234,251	$4,690,129

LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$—	$9,374
Accounts payable and accrued liabilities	239,091	221,213
Distributions payable to unitholders	111,119	122,080
Due to Pengrowth Management Limited	—	2,101
Fair value of risk management contracts (Note 19)	70,846	—
Future income taxes (Note 11)	—	11,012
Contract liabilities (Note 7)	4,663	5,017

	425,719	370,797
Fair value of risk management contracts (Note 19)	22,613	1,367
Contract liabilities (Note 7)	12,162	16,825
Convertible debentures (Note 8)	75,030	75,127
Long term debt (Note 9)	1,203,236	604,200
Asset retirement obligations (Note 10)	352,171	255,331
Future income taxes (Note 11)	387,100	316,805

Trust unitholders’ equity (Note 12)
Trust Unitholders’ capital	4,432,737	4,383,993
Equity portion of convertible debentures	160	160
Contributed surplus	9,679	4,931
Deficit (Note 14)	(1,686,356)	(1,339,407)

	2,756,220	3,049,677
Commitments (Note 20)
Contingencies (Note 21)
Subsequent Events (Note 22)

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$5,234,251	$4,690,129

See accompanying notes to the consolidated financial statements.
Approved on behalf of Pengrowth Energy Trust by Pengrowth Corporation, as Administrator.

Director	Director
PENGROWTH 2007 ANNUAL REPORT — Consolidated Financial Statements 87

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(stated in thousands of dollars)

Years ended December 31	2007	2006

REVENUES
Oil and gas sales	$1,722,038	$1,214,093
Unrealized (loss) gain on commodity risk management (Note 19)	(122,307)	26,499
Processing and other income	20,573	18,768
Royalties, net of incentives	(319,319)	(241,494)

Net revenue	1,300,985	1,017,866
EXPENSES
Operating	406,522	270,519
Transportation	12,672	7,621
Amortization of injectants for miscible floods	34,063	34,644
Interest on bank indebtedness	13,876	—
Interest on long term debt	70,416	32,109
General and administrative	55,903	36,613
Management fee	6,807	9,941
Foreign exchange (gain) loss (Note 15)	(61,857)	22
Depletion, depreciation and amortization	639,084	351,575
Accretion (Note 10)	25,722	16,591
Other expenses	2,737	10,197

	1,205,945	769,832

Income before taxes	95,040	248,034
Future income tax reduction (Note 11)	(264,612)	(14,269)

NET INCOME	$359,652	$262,303
Deficit, beginning of year	(1,339,407)	(1,042,647)
Distributions declared	(706,601)	(559,063)

DEFICIT, END OF YEAR	$(1,686,356)	$(1,339,407)

Net income per trust unit (Note 18)
Basic	$1.47	$1.49

Diluted	$1.46	$1.49

See accompanying notes to the consolidated financial statements.
88 Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
(stated in thousands of dollars)

Years ended December 31	2007	2006

CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$359,652	$262,303
Depletion, depreciation and accretion	664,806	368,166
Future income tax reduction (Note 11)	(264,612)	(14,269)
Contract liability amortization (Note 7)	(5,017)	(5,447)
Amortization of injectants	34,063	34,644
Purchase of injectants	(26,052)	(34,630)
Expenditures on remediation	(11,428)	(9,093)
Unrealized foreign exchange (gain) loss (Note 15)	(73,940)	480
Unrealized loss (gain) on risk management contracts (Note 19)	130,374	(26,499)
Trust unit based compensation (Note 13)	5,351	2,546
Deferred charges and other items	2,987	498
Changes in non-cash operating working capital (Note 16)	(15,840)	(24,331)

	800,344	554,368

FINANCING
Distributions paid (Note 14)	(717,562)	(516,966)
Bank indebtedness	(9,374)	9,374
Change in long term debt, net	674,276	(54,870)
Redemption of convertible debentures (Note 8)	—	(21,184)
Repayment of note payable	—	(20,000)
Proceeds from issue of trust units	48,141	971,791

	(4,519)	368,145

INVESTING
Business acquisition (Note 4)	(923,121)	(500,451)
Expenditures on property, plant and equipment	(309,708)	(300,809)
Other property acquisitions	(9,012)	(52,880)
Proceeds on property dispositions	458,804	15,230
Deposit on acquisition	—	(103,750)
Change in remediation trust funds	(6,950)	(2,815)
Change in non-cash investing working capital (Note 16)	(3,821)	37,529

	(793,808)	(907,946)

CHANGE IN CASH AND TERM DEPOSITS	2,017	14,567
CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT BEGINNING OF YEAR	—	(14,567)

CASH AND TERM DEPOSITS AT END OF YEAR	$2,017	$—

See accompanying notes to the consolidated financial statements.
PENGROWTH 2007 ANNUAL REPORT — Consolidated Financial Statements 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are stated in thousands of dollars except per trust unit amounts.)
1. STRUCTURE OF THE TRUST
Pengrowth Energy Trust (the “Trust”) is a closed-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and Computershare Trust Company of Canada (“Computershare”). The beneficiaries of the Trust are the holders of trust units (the “unitholders”).
The purpose of the Trust is to directly and indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities, royalty units, net profits interests and notes issued by subsidiaries of the Trust. The activities of the Corporation and its subsidiaries are financed by issuance of royalty units and interest bearing notes to the Trust and third party debt. The Trust owns all of the royalty units and 91 percent of the common shares of the Corporation. The Trust, through the royalty ownership, obtains substantially all the economic benefits of the Corporation. Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2007 and 2006, this Residual Interest, as computed, did not result in any income retained by the Corporation.
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
The Trust acquired notes receivable and a Net Profits Interest (the “NPI agreement” or “NPI”) in Esprit Exploration Ltd. (“Esprit”) as a result of the 2006 business combination with Esprit Energy Trust (“Esprit Trust”). The NPI agreement entitles the Trust to monthly distributions from Esprit, a wholly owned subsidiary of the Trust. The monthly distribution is equal to the amount by which 99 percent of the gross revenue exceeds 99 percent of certain deductible expenditures as defined in the NPI agreement.
Pengrowth Management Limited (the “Manager”) has certain responsibilities for the business affairs of the Corporation and the administration of the Trust under the terms of the management agreement and defers to the Board of Directors on all matters material to the Corporation and the Trust. The management agreement expires on June 30, 2009. The Manager owns nine percent of the common shares of the Corporation, and the Manager is controlled by an officer and a director of the Corporation.
2. SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The Trust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The consolidated financial statements include the accounts of the Trust, the Corporation and its subsidiaries, Esprit Trust, Esprit Exploration and its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.
90 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Trust owns 91 percent of the shares of Corporation and, through the royalty and notes, obtains substantially all the economic benefits of Corporation. The Trust owns all the shares of Esprit and, through the net profits interest and notes, obtains substantially all the economic benefits of Esprit. In addition, the unitholders of the Trust have the right to elect the majority of the Board of Directors of the Corporation.
JOINT INTEREST OPERATIONS
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s proportionate interest in such activities.
PROPERTY, PLANT AND EQUIPMENT
Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges.
As a result of growth in exploration activities in 2007, Pengrowth began to capitalize a portion of general and administrative costs associated with exploration activities and development of all 100 percent owned projects. In addition, general and administrative costs are capitalized to the extent of Pengrowth’s working interest in capital expenditure projects to which overhead fees can be recovered from partners. The effect of the change in accounting policy on prior periods was not material. In addition, transaction costs directly attributable to successful acquisitions are also capitalized.
Repairs and maintenance costs are expensed as incurred.
The capitalized costs, including the cost of unproven properties, are depleted on a unit of production method based on proved reserves before royalties as estimated by independent engineers. The fair value of future estimated asset retirement obligations associated with properties and facilities are capitalized and included in the depletion calculation. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.
Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.
There is a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). Initially, the carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, and the lower of cost and market of unproved properties exceeds the carrying value. A separate ceiling test is completed on major development projects. If the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves including the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.
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
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
INCOME TAXES
The Trust is a taxable trust under the Canadian Income Tax Act. In prior years, the Trust was taxable only on Canadian income not distributed or distributable to its unitholders. Since the trust distributes all of its taxable income to its unitholders, historically, no provision was made for income tax by the Trust. Changes to Canadian tax legislation during 2007 impose a new tax on distributions from publicly traded income trusts which is expected to apply to the Trust on January 1, 2011. This has resulted in the recognition of future income taxes at the trust level.
Pengrowth follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period the change occurs. Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.
TRUST UNIT COMPENSATION PLANS
Pengrowth has trust unit based compensation plans, which are described in Note 13. Compensation expense associated with trust unit based compensation plans is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Pengrowth estimates the forfeiture rate of trust unit rights and deferred entitlement trust units (“DEUs”) at the date of grant. Any consideration received upon the exercise of trust unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in trust unitholders’ capital. Compensation expense is based on the estimated fair value of the trust unit based compensation at the date of grant.
Pengrowth does not have any outstanding trust unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the intrinsic value.
FINANCIAL INSTRUMENTS
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
Financial instruments are classified into one of five categories: held for trading, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities. Pengrowth has designated cash and term deposits as held for trading which are measured at fair value. Accounts receivable and due from the Manager are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds have been designated as held to maturity and held for trading based on the type of investments in the fund. Held to maturity investments are measured at amortized cost and held for trading investments are measured at fair value. Bank indebtedness, accounts payable and accrued liabilities, distributions payable, the debt portion of convertible debentures, and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method. Pengrowth has not elected to designate any financial instruments as held for trading.
92	Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All derivatives are classified as held for trading which are measured at fair value with changes in fair value over a reporting period recognized in net income. Changes in the fair value of derivatives used in certain hedging transactions for which cash flow hedge accounting is permitted would be recorded in other comprehensive income. Pengrowth does not have any risk management contracts outstanding for which hedge accounting is being applied.
The receipts or payments arising from commodity contracts are recognized as a component of oil and gas sales. Unrealized gains and losses on commodity contracts are included in the unrealized gain (loss) on commodity risk management. The difference between the interest payments on the Pound Sterling denominated debt after the foreign exchange swaps and the interest expense recorded at the average foreign exchange rate is included in foreign exchange gains (losses). Unrealized gains (losses) on these swaps are included in foreign exchange gains (losses).
Effective May 1, 2006, Pengrowth discontinued designating new commodity contracts as hedges. As a result, all commodity contracts entered into after the date are recorded at fair value with changes in fair value over a reporting period recognized in net income. Prior to May 1, 2006, any contracts previously designated as hedges continued to be designated as hedges and Pengrowth formally documented the relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process included linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Pengrowth also formally assessed, both at the hedge’s inception and on an ongoing basis, whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair value or cash flows of hedged items. Commodity contracts designated as hedges in 2006 were not recorded in the balance sheet. Receipts or payments arising from these contracts were recognized in oil and gas sales.
Comprehensive income includes net income and transactions and other events from non-owner sources such as unrealized gains and losses on effective cash flow hedges. There are no amounts that Pengrowth would include in other comprehensive income except for net income.
Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt. Transaction costs incurred in connection with the issuance of other debt instruments are expensed as incurred.
FOREIGN CURRENCY
The U.S. dollar and U.K. Pound Sterling denominated debt are translated into Canadian dollars at the exchange rate in effect on the balance sheet date. Foreign exchange gains and losses on the U.S. dollar and U.K. Pound Sterling denominated debt are included in income.
EQUITY INVESTMENT
Pengrowth utilizes the equity method of accounting for investments subject to significant influence. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.
MEASUREMENT UNCERTAINTY
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.
The amounts recorded for depletion, depreciation, amortization of injectants, goodwill, future income taxes and ARO are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NET INCOME PER TRUST UNIT
Basic net income per unit amounts are calculated using the weighted average number of units outstanding for the year. Diluted net income per unit amounts include the dilutive effect of trust unit options, trust unit rights and DEUs using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money trust unit options and trust unit rights would be used to purchase trust units at the average price during the period. Diluted net income per unit amounts also include the dilutive effect of convertible debentures using the “if-converted” method which assumes that the convertible debentures were converted at the beginning of the period.
REVENUE RECOGNITION
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.
CASH AND TERM DEPOSITS
Cash and term deposits include demand deposits and term deposits with maturities of less than 90 days.
COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
3. CHANGE IN ACCOUNTING POLICIES
Effective January 1, 2007, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments, as discussed in Note 2. The new handbook sections provide standards for the recognition and measurement of financial instruments and the use of hedge accounting. A statement of comprehensive income is required pursuant to the new standards. Certain gains and losses and other amounts arising from changes in fair value are temporarily recorded outside the income statement in other comprehensive income. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements. Adoption of the new accounting policy resulted in the following:
I.	Pengrowth had deferred $2.8 million of debt issue costs related to prior issuances of private placement debt. The deferred issue costs were being amortized on a straight-line basis over the term of the debt. On January 1, 2007, an adjustment of $1.6 million was made to reduce the carrying amount of the related debt and other assets. No adjustment was made to opening retained earnings for the cumulative effect of the change in accounting policy as the amount was not significant.

II.	Foreign exchange swaps were used to fix the foreign exchange rate on the interest and principal of the Pounds Sterling 50 million ten year senior unsecured notes (see Note 9). In prior years, Pengrowth had formally documented this relationship as a hedge and applied hedge accounting to this transaction which resulted in any unrealized foreign exchange gains (losses) on the translation of the debt to be deferred and recorded in other assets (other liabilities). On January 1, 2007, Pengrowth ceased to designate the foreign exchange swaps as a cash flow hedge of the U.K. Pounds Sterling 50 million unsecured notes and as a result hedge accounting was no longer used to account for the transaction. As the hedging relationship qualified for hedge accounting under the revised hedging standards, $13.6 million of deferred foreign exchange loss related to the debt was reclassified to accumulated other comprehensive income. An asset related to the fair value of foreign exchange swaps of $13.9 million was recognized on the balance sheet on January 1, 2007 with a corresponding adjustment to reduce accumulated other comprehensive income. The remaining balance in accumulated other comprehensive income of $0.3 million was reclassified to net income in the period as the amount was not significant.
ACCOUNTING CHANGES
New Canadian accounting recommendations for capital disclosures have been issued which will require additional disclosure of both qualitative and quantitative information about objectives, policies and processes for managing capital. These recommendations are effective for years beginning January 1, 2008.
New Canadian accounting recommendations for additional disclosures about financial instruments have been issued which will require additional disclosure about the nature and extent of risks arising from financial instruments to which Pengrowth is exposed. These recommendations are effective for years beginning January 1, 2008.
94	Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.
In December 2007, the SEC announced that U.S. GAAP reconciliation requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS for years beginning on or after January 1, 2009.
4. ACQUISITIONS
2007 ACQUISITIONS
On January 22, 2007 Pengrowth acquired four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips (the “CP properties”), which hold Canadian oil and natural gas properties and undeveloped land. The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of Purchase Price:
Property, plant and equipment	$1,360,491
Goodwill	62,296
Asset retirement obligations	(90,772)
Future income taxes	(305,144)

$1,026,871

Consideration:
Cash	$1,024,585
Acquisition costs	2,286

$1,026,871

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
Results of operations from the CP properties subsequent to the closing date of January 22, 2007 are included in the consolidated financial statements. The results of operations between the effective date of November 1, 2006 and the closing date have not been finalized. Final determination of the cost of the acquisition and the allocation thereof to the fair values of the CP properties is still pending.
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2006 ACQUISITIONS

	Carson Creek	Esprit
	Properties	Energy Trust	Total

Allocation of Purchase Price:
Property, plant and equipment	$495,806	$1,207,121	$1,702,927
Goodwill	129,745	285,722	415,467
Fair value of commodity contracts	—	10,601	10,601
Bank debt	—	(276,870)	(276,870)
Convertible debentures	—	(96,500)	(96,500)
Contract liabilities	(9,073)	—	(9,073)
Asset retirement obligations	(20,668)	(51,651)	(72,319)
Future income taxes	(121,384)	(110,590)	(231,974)
Working capital deficiency	—	(45,864)	(45,864)

	$474,426	$921,969	$1,396,395

Consideration:
Cash	$474,089	$19,990	$494,079
Pengrowth trust units issued	—	895,944	895,944
Acquisition costs	337	6,035	6,372

	$474,426	$921,969	$1,396,395

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
96 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements include the results of operations and cash flows of Esprit Trust and Esprit subsequent to October 2, 2006.
5. OTHER ASSETS

	2007	2006

Deferred compensation expense (net of accumulated amortization of $5,077, 2006 — $2,381)	$—	$2,696
Debt issue costs (net of accumulated amortization of, 2006 — $1,192)	—	1,626

	—	4,322
Deferred foreign exchange loss on translation of U.K. debt	—	13,631
Remediation trust funds (Note 10)	18,094	11,144
Equity investment	6,737	7,035

	$24,831	$36,132

On January 12, 2006 Pengrowth closed certain transactions with Monterey Exploration Ltd. (“Monterey”) under which Pengrowth has sold certain oil and gas properties for $22 million in cash, less closing adjustments, and 8,048,132 common shares of Monterey. As of December 31, 2007, Pengrowth held approximately 32 percent (2006 — 34 percent) of the common shares of Monterey.
In 2007, Pengrowth reduced the recorded amount of the equity investment by $0.3 million to reflect Pengrowth’s proportionate share of Monterey’s loss from operations.
6. PROPERTY, PLANT AND EQUIPMENT

	2007	2006

Property, plant and equipment, at cost	$6,577,484	$5,365,309
Accumulated depletion, depreciation and amortization	(2,298,083)	(1,658,999)

Net book value of property, plant and equipment	$4,279,401	3,706,310
Net book value of deferred injectant costs	27,281	35,292

Net book value of property, plant and equipment and deferred injectants	$4,306,682	$3,741,602

In 2007, approximately $6.1 million of general and administrative costs associated with exploration and development activities were capitalized.
Pengrowth performed a ceiling test calculation at December 31, 2007 to assess the recoverable value of the property, plant and equipment. The oil and gas future prices and costs are based on the January 1, 2008 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment at December 31, 2007.
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Foreign	Edmonton Light
	WTI Oil	Exchange Rate	Crude Oil	AECO Gas
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/mmbtu)

2008	$92.00	1.000	$91.10	$6.75
2009	$88.00	1.000	$87.10	$7.55
2010	$84.00	1.000	$83.10	$7.60
2011	$82.00	1.000	$81.10	$7.60
2012	$82.00	1.000	$81.10	$7.60
2013	$82.00	1.000	$81.10	$7.60
2014	$82.00	1.000	$81.10	$7.80
2015	$82.00	1.000	$81.10	$7.97
2016	$82.02	1.000	$81.12	$8.14
2017	$83.66	1.000	$82.76	$8.31
Thereafter	+ 2.0 percent/yr	1.000	+ 2.0 percent/yr	+ 2.0 percent/yr

7. CONTRACT LIABILITIES
Contract liabilities are comprised of the following amounts:

	2007	2006

Fixed price commodity contract	$4,110	$7,800
Firm transportation contracts	12,715	14,042

	16,825	21,842
Less current portion	(4,663)	(5,017)

	$12,162	$16,825

Pengrowth assumed a natural gas fixed price sales contract and firm transportation commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.
8. CONVERTIBLE DEBENTURES
As a result of the Combination (see Note 4), Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “Debentures”). The Debentures were originally issued by Esprit Trust on July 28, 2005 for a $100 million principal amount with interest paid semi-annually in arrears on June 30 and December 31 of each year. Each $1,000 principal amount of Debentures is convertible at the option of the holder at any time into Pengrowth trust units at a conversion price of $25.54 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009.
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
98 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The fair value of the conversion feature was calculated using an option pricing model. The debt premium will be amortized over the term of the Debentures. The amortization of the debt premium and the interest paid are recorded as interest. If the Debentures are converted into trust units, the portion of the value of the conversion feature within Trust Unitholders’ Equity will be reclassified to trust units along with the principal amount converted. As of December 31, 2007, Debentures with a face value of $74.7 million remain outstanding.
The following is a reconciliation of the Debentures balance from October 2, 2006:

	Debt	Equity	Total

Fair value on October 2, 2006 (Note 4)	$96,295	$205	$96,500
Amortization of debt premium	(29)	—	(29)
Redeemed for cash	(21,139)	(45)	(21,184)

Balance, December 31, 2006	$75,127	$160	$75,287
Amortization of debt premium	(97)	—	(97)

Balance, December 31, 2007	$75,030	$160	$75,190

9. LONG TERM DEBT

	2007	2006

U.S. dollar denominated debt:
U.S. dollar 150 million senior unsecured notes at 4.93 percent due April 2010	$148,053	$174,810
U.S. dollar 50 million senior unsecured notes at 5.47 percent due April 2013	49,351	58,270
U.S. dollar 400 million senior unsecured notes at 6.35 percent due July 2017	394,390	—

	591,794	233,080

Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	97,444	114,120
Canadian dollar revolving credit borrowings	513,998	257,000

	$1,203,236	$604,200

Pengrowth has a $1.2 billion syndicated extendible revolving term credit facility. The facility is unsecured, covenant based and has a three-year term maturing June 16, 2010. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three-year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million demand operating line of credit. The facilities were reduced by drawings of $514 million and by outstanding letters of credit in the amount of approximately $11.1 million at December 31, 2007.
On April 23, 2003, Pengrowth closed a U.S. $200 million private placement of senior unsecured notes. The notes were offered in two tranches of U.S. $150 million at 4.93 percent due April 2010 and U.S. $50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2.1 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.
On December 1, 2005, Pengrowth closed a U.K. Pounds Sterling 50 million private placement of senior unsecured notes. In a series of related risk management transactions, Pengrowth fixed the Pound Sterling to Canadian dollar exchange rate for all the semi-annual interest payments and the principal repayments at maturity. The notes have an effective rate of 5.49 percent after the risk management transactions. The notes contain the same financial maintenance covenants as the 2003 U.S. dollar denominated
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
notes. Costs incurred in connection with issuing the notes, in the amount of $0.7 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.
On July 26, 2007, Pengrowth closed a U.S. $400 million private placement of senior unsecured notes. The notes bear interest at 6.35 percent and are due July 2017. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2.3 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.
As of December 31, 2007, an unrealized cumulative foreign exchange gain of $115.0 million (December 31, 2006 — $57.2 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of December 31, 2007, an unrealized cumulative foreign exchange gain of $16.1 million has been recognized on the U.K. pound sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007 (Note 3).
The five year schedule of long term debt repayment based on current maturity dates is as follows: 2008 — nil, 2009 — nil, 2010 — 662.7 million, 2011 — nil, 2012 — nil.
10. ASSET RETIREMENT OBLIGATIONS
The Asset Retirement Obligations (ARO) were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred, considering various factors including the annual reserves evaluation of Pengrowth’s properties from the independent reserve evaluators. Pengrowth has estimated the net present value of its ARO to be $352 million as at December 31, 2007 (2006 — $255 million), based on a total escalated future liability of $2,015 million (2006 — $1,530 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2035 and 2054. Pengrowth’s credit adjusted risk free rate of eight percent (2006 — eight percent) and an inflation rate of two percent (2006 — two percent) were used to calculate the net present value of the ARO.
The following reconciles Pengrowth’s ARO:

	2007	2006

Asset retirement obligations, beginning of year	$255,331	$184,699
Increase (decrease) in liabilities during the year related to:
Acquisitions	91,333	72,680
Disposals	(35,199)	(1,500)
Additions	3,753	1,649
Revisions	22,659	(9,695)
Accretion expense	25,722	16,591
Liabilities settled during the year	(11,428)	(9,093)

Asset retirement obligations, end of year	$352,171	$255,331

Remediation trust funds
Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.
Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. In 2007, an evaluation was completed and Pengrowth is currently in discussions with the former owner of the Judy Creek properties to determine if the future funding levels should be maintained or reduced. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.
100 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Pengrowth is required to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.52 per mcf of natural gas production and $1.04 per bbl of natural gas liquids production from SOEP.
The following summarizes Pengrowth’s trust fund contributions for 2007 and 2006 and Pengrowth’s expenditures on ARO:

Remediation Trust Funds	2007	2006

Opening balance	$11,144	$8,329

Contributions to Judy Creek Remediation Trust Fund	917	1,036
Contributions to SOEP Environmental Restoration Fund	6,441	2,153
Remediation funded by Judy Creek Remediation Trust Fund	(408)	(374)

Change in remediation trust funds	6,950	2,815

Closing balance	$18,094	$11,144

Expenditures on ARO	2007	2006

Expenditures on ARO not covered by the trust funds	$11,020	$8,719
Expenditures on ARO covered by the trust funds	408	374

	$11,428	$9,093

11. INCOME TAXES
The Trust is a mutual fund trust as defined under the Income Tax Act (Canada). All taxable income earned by the Trust has been allocated to unitholders and such allocations are deducted for income tax purposes.
On June 22, 2007, the Canadian government implemented a new tax (the “SIFT tax”) on publicly traded income trusts and limited partnerships (Bill C-52 Budget Implementation Act). For existing income trusts and limited partnerships, the SIFT tax will be effective in 2011 unless certain rules related to “undue expansion” are not adhered to. As such, the Trust would not be subject to the new measures until the 2011 taxation year provided the Trust continues to meet certain requirements. As a result of the enactment of the SIFT tax, the Trust recorded a future income tax reduction of $71 million in the second quarter of 2007 to reflect temporary differences in the Trust.
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2007	2006

Income before taxes	$95,040	$248,048
Combined federal and provincial tax rate	32.1%	34.1%

Expected income tax	30,508	84,584
Net income of the Trust	(123,227)	(85,989)
Impact of SIFT legislation	(71,048)	—
Resource allowance	—	(8,618)
Non-deductible crown charges	—	17,586
Unrealized foreign exchange gain	(9,254)	1
Book to tax differential on dispositions	(68,722)	—
Attributed Canadian royalty income	—	(6,616)
Change in enacted tax rates	(59,230)	(19,886)
Future tax rate difference	19,679	2,491
Other including stock based compensation	16,682	2,178

Future income tax reduction	(264,612)	(14,269)
Capital taxes	—	14

	$(264,612)	$(14,255)

Changes in 2007 to income tax rates have reduced Pengrowth’s future tax rate to approximately 25 percent (2006 — 29 percent) applied to the temporary differences compared to the federal and provincial statutory rate of approximately 32 percent for the 2007 income tax year (2006 — 34 percent).
The net future income tax liability is comprised of:

	2007	2006

Future income tax liabilities:
Property, plant, equipment and other assets	$344,701	$339,660
Unrealized foreign exchange gain	10,776	8,288
Deferred partnership income	27,929	—
Other	—	150

	383,406	348,098

Future income tax assets:
Attributed Canadian royalty income	(10,351)	(13,947)
Contract liabilities	(4,706)	(6,334)

	$368,349	$327,817

102 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. TRUST UNITS
The total authorized capital of Pengrowth is 500,000,000 trust units.
Total Trust Units:

Years ended December 31	2007		2006
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of year	244,016,623	$4,383,993	159,864,083	$2,514,997
Issued for the Esprit Trust business combination (non-cash)	—	—	34,725,157	895,944
Issued for cash	—	—	47,575,000	987,841
Issue costs	—	(745)	—	(51,575)
Issued on redemption of DEUs (non-cash)	2,931	55	14,523	233
Issued for cash on exercise of trust unit options and rights	350,615	4,006	607,766	9,476
Issued for cash under Distribution Reinvestment Plan (DRIP)	2,461,299	44,880	1,226,806	26,049
Issued on redemption of Royalty Units (non-cash)	14,952	—	3,288	—
Trust unit rights incentive plan (non-cash exercised)	—	548	—	1,028

Balance, end of year	246,846,420	$4,432,737	244,016,623	$4,383,993

“Consolidated” Trust Units:

Years ended December 31	2007		2006
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of year	244,005,105	$4,383,819	—	$—
Issued in trust unit consolidation	—	—	160,921,001	2,535,949
Issued on conversion of Class A trust units	9,630	173	3,450	57
Issued for the Esprit Trust business combination (non-cash)	—	—	34,725,157	895,944
Issued for cash	—	—	47,575,000	987,841
Issue costs	—	(745)	—	(51,575)
Issued on redemption of DEUs (non-cash)	2,931	55	14,523	233
Issued for cash on exercise of trust unit options and rights	350,615	4,006	99,228	1,579
Issued for cash under DRIP	2,461,299	44,880	663,458	13,415
Issued on redemption of Royalty Units (non-cash)	14,952	—	3,288	—
Trust unit rights incentive plan (non-cash exercised)	—	548	—	376

Balance, end of year	246,844,532	$4,432,736	244,005,105	$4,383,819

PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Class A Trust Units:

Years ended December 31	2007		2006
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of year	11,518	$174	77,524,673	$1,196,121
Trust units converted to Class A trust units	(9,630)	(173)	2,760	43
Trust units converted to “consolidated” trust units	—	—	(77,515,915)	(1,195,990)

Balance, end of year	1,888	$1	11,518	$174

Class B Trust Units:

Year ended December 31	2006
	Number
Trust units issued	of trust units	Amount

Balance, beginning of year	82,301,443	$1,318,294
Trust units converted to (from) Class B trust units	1,095	17
Issued for cash on exercise of trust unit options and rights	508,538	7,897
Issued for cash under DRIP	563,348	12,634
Trust unit rights incentive plan (non-cash exercised)	—	652
Trust units renamed to become “consolidated” trust units	(83,374,424)	(1,339,494)

Balance, end of year	—	$—

Unclassified Trust Units:

Year ended December 31	2006
	Number
Trust units issued	of trust units	Amount

Balance, beginning of year	37,967	$582
Converted to Class A or Class B trust units	(3,855)	(60)
Trust units converted to “consolidated” trust units	(34,112)	(522)

Balance, end of year	—	$—

Class A Trust Unit and Class B Trust Unit Consolidation
On June 23, 2006 the Pengrowth unitholders voted to consolidate the Class A trust units and Class B trust units into one class of trust units (“consolidated” trust units). As a result, the restrictions on the Class B trust units that provided that the Class B trust units may only be held by residents of Canada were eliminated and all of the issued and outstanding trust units were converted into “consolidated” trust units on the basis of one “consolidated” trust unit for each whole trust unit previously held (with the exception of Class A trust units held by residents of Canada who provided a residency declaration to the Trustee).
104 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Redemption Rights
The Trust Units and Class A trust units are redeemable by Computershare, as trustee, on demand by a Unitholder, when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption, at a redemption price equal to the lesser of: (i) 95 percent of the average closing price of the Trust Units on the market designated by the Board of Directors of the Corporation (the “Board of Directors”) for the ten days after the Trust Units or Class A trust units are surrendered for redemption and (ii) the closing price of the Trust Units on such market on the date the Trust Units or Class A trust units are surrendered for redemption. The redemption right permits Unitholders to redeem Trust Units and Class A trust units for maximum proceeds of $25,000 in any calendar month provided that such limitation may be waived at the discretion of the Board of Directors. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of Royalty Units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the Trust Units or Class A trust units are to be redeemed. The price of Trust Units and Class A trust units, as applicable, for redemption purposes is based upon the closing trading price of the Trust Units irrespective of whether the units being redeemed are Trust Units or Class A trust units.
Distribution Reinvestment Plan
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
“At The Market” Distribution
On December 14, 2007, Pengrowth announced that it had entered into an equity distribution agreement (the “Equity Distribution Agreement”) with SG Americas Securities, LLC and FirstEnergy Capital Corp. (collectively, the “Underwriters”) which will permit Pengrowth to distribute up to 25,000,000 Trust Units from time to time through the Underwriters over a period of up to 25 months from the date of the Equity Distribution Agreement (the “Equity Distribution Program”). Sales of Trust Units, if any, pursuant to the Equity Distribution Agreement will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the New York Stock Exchange or the Toronto Stock Exchange. The Trust Units will be distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution. The net proceeds of any given distribution of Trust Units will be used for development capital and general business purposes. The volume and timing of sales, if any, will be at Pengrowth’s discretion. No Trust Units were issued under the Equity Distribution Program during the year ended December 31, 2007.
Contributed Surplus

	2007	2006

Balance, beginning of year	$4,931	$3,646
Trust unit rights incentive plan (non-cash expensed)	1,903	1,298
Deferred entitlement trust units (non-cash expensed)	3,448	1,248
Trust unit rights incentive plan (non-cash exercised)	(548)	(1,028)
Deferred entitlement trust units (non-cash exercised)	(55)	(233)

Balance, end of year	$9,679	$4,931

PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 18 million trust units, may be reserved for DEUs, rights and option grants, in aggregate.
Long Term Incentive Program
The DEUs issued under the plan vest and are converted to trust units in the third year from the date of grant and will receive deemed distributions prior to the vesting date in the form of additional DEUs. However, the number of DEUs actually issued to each participant at the end of the three year vesting period will be subject to an absolute performance test and a relative performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy trusts such that upon vesting, the number of trust units issued from treasury may range from zero to one and one-half times the number of DEUs granted plus accrued DEUs through the deemed reinvestment of distributions.
Compensation expense related to DEUs is based on the fair value of the DEUs at the date of grant. The fair value of DEUs is determined using the closing trust unit price on the date of grant. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant, which has been estimated at 25 percent for officers and employees. The number of trust units awarded at the end of the vesting period is subject to certain performance conditions and fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. A performance multiplier of 100 percent was used for 2007 and 2006 grants and 117 percent for 2005 grants (2006 — 125 percent for all grants) based on Pengrowth’s total return compared to its peer group at year-end. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of trust units at the end of the vesting period, trust unitholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense related to the DEUs. The trust units are issued from treasury upon vesting.
Pengrowth recorded compensation expense of $3.4 million in 2007 (2006 — $1.3 million) related to the DEUs based on the weighted average grant date fair value of $20.07 per DEU (2006 — $20.65 per DEU). As at December 31, 2007, the amount of compensation expense to be recognized over the remaining vesting period was $6.6 million (December 31, 2006 — $4.4 million) or $10.71 per DEU (2006 — $13.44 per DEU). The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.5 years (2006 — 1.8 years).

	2007		2006
		Weighted		Weighted
	Number	average	Number of	average
DEUs	of DEUs	fair value	DEUs	fair value

Outstanding, beginning of year	399,568	$20.55	185,591	$18.32
Granted	451,615	$19.73	222,088	$22.28
Forfeited	(92,672)	$20.15	(33,981)	$20.13
Exercised	(2,931)	$20.06	(14,207)	$20.43
Deemed DRIP	112,462	$20.27	40,077	$19.14

Outstanding, end of year	868,042	$20.13	399,568	$20.55

Trust Unit Rights Incentive Plan
Pengrowth has a Trust Unit Rights Incentive Plan, pursuant to which rights to acquire trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter may result, at the discretion of the holder, in a reduction in the exercise price. Total price reductions calculated for 2007 were $1.14 per trust unit right (2006 — $1.79 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.
106 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2007, rights to purchase 2,250,056 trust units were outstanding (2006 — 1,534,241) that expire at various dates to December 2, 2011.

	2007		2006
		Weighted		Weighted
	Number	average	Number	average
Trust Unit Rights	of rights	exercise price	of rights	exercise price

Outstanding at beginning of year	1,534,241	$16.06	1,441,737	$14.85
Granted (1)	1,259,562	$19.75	617,409	$22.39
Exercised	(343,925)	$11.35	(452,468)	$14.75
Forfeited	(199,822)	$14.63	(72,437)	$17.47

Outstanding at year-end	2,250,056	$17.39	1,534,241	$16.06

Exercisable at year-end	1,317,296	$16.30	969,402	$14.22

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
The following table summarizes information about trust unit rights outstanding and exercisable at December 31, 2007:

	Rights Outstanding			Rights Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life (years)	price	exercisable	price

$9.00 to $11.99	255,178	1.1	$11.07	255,178	$11.07
$12.00 to $14.99	281,990	2.0	$13.91	281,990	$13.91
$15.00 to $16.99	97,376	2.8	$15.83	97,376	$15.83
$17.00 to $18.99	1,206,999	4.2	$17.84	415,257	$18.55
$19.00 to $23.99	408,513	3.2	$20.47	267,495	$20.47

$9.00 to $23.99	2,250,056	3.3	$17.39	1,317,296	$16.30

Compensation expense associated with the trust unit rights granted during 2007 was based on the estimated fair value of $2.04 per trust unit right (2006 — $1.79). The fair value of trust unit rights granted in 2007 was estimated at eight percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 4.0 percent, volatility of 23 percent, expected distribution yield of 14 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.
Compensation expense related to the trust unit rights in 2007 was $1.9 million (2006 — $1.3 million). As at December 31, 2007, the amount of compensation expense to be recognized over the remaining vesting period was $1.0 million (December 31, 2006 — $0.6 million) or $0.31 per trust unit right (2006 — $0.64 per trust unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 0.9 year (2006 — 0.9 year). The trust units are issued from treasury upon vesting.
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Trust Unit Option Plan
Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options to purchase trust units. No new grants have been issued under the plan since November 2002. The options expire seven years from the date of grant. All trust unit options are fully vested and expensed.
As at December 31, 2007, options to purchase 66,318 trust units were outstanding (2006 — 98,619) that expire at various dates to June 28, 2009.

	2007		2006
		Weighted		Weighted
	Number	average	Number	average
Trust Unit Options	of options	exercise price	of options	exercise price

Outstanding at beginning of year	98,619	$16.12	259,317	$17.28
Exercised	(6,690)	$15.25	(155,298)	$18.03
Expired	(25,611)	$18.61	(5,400)	$16.96

Outstanding and exercisable at year-end	66,318	$15.25	98,619	$16.12

Trust Unit Award Plan
Effective February 27, 2006, Pengrowth awarded trust units and in some cases trust units and cash to eligible employees under the Trust Unit Award Plan. Eligible employees received the trust units and cash on July 1, 2007. Pengrowth acquired the trust units to be awarded under the plan on the open market for $5.1 million and placed them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units has been charged to net income on a straight-line basis over the vesting period. In addition, the cash portion of the incentive plan of approximately $1.1 million was accrued on a straight line basis over the vesting period. Unvested trust units were sold on the open market. In 2007, the amount charged to net income related to the February 27, 2006 trust unit award plan including the cash portion of the award was $2.9 million (2006 — $3.0 million).
Employee Savings Plans
Pengrowth has savings plans whereby Pengrowth will match contributions by qualifying employees of one to 12 percent (2006 — one to 11 percent) of their annual base salary, less any of Pengrowth’s contributions to the Group Registered Retirement Savings Plan (Group RRSP), to purchase trust units in the open market. Participants in the Group RRSP can make contributions from one to 13 percent and Pengrowth will match contributions to a maximum of six percent of their annual basic salary. Pengrowth’s share of contributions to the Trust Unit Purchase Plan and Group RRSP were $3.5 million in 2007 (2006 — $2.1 million) and $0.9 million in 2007 (2006 — $0.6 million), respectively.
Trust Unit Margin Purchase Plan
Pengrowth has a plan whereby the employees and certain consultants of Pengrowth and the Manager can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Certain officers hold trust units under the Trust Unit Margin Purchase Plan; however, they have been prohibited since 2005 from increasing the number of trust units they can hold under the plan. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans.
Pengrowth has provided a $1 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2007, 432,988 trust units (2006 — 527,482) were deposited under the plan with a market value of $7.6 million (2006 — $10.5 million) and a corresponding margin loan of $4.4 million (2006 — $5.8 million).
108 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The investment dealer has limited the total margin loan available under the plan to the lesser of $20 million or 75 percent of the market value of the units held under the plan. If the market value of the trust units under the plan declines, Pengrowth may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by Pengrowth are to be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount Pengrowth may be required to pay at December 31, 2007 was $4.4 million (2006 — $5.8 million), however, the individual plan members are primarily responsible for any margin loans and Pengrowth would only be responsible for any unpaid amounts.
14. DEFICIT

	2007	2006

Accumulated earnings	$1,675,338	$1,315,686
Accumulated distributions declared	(3,361,694)	(2,655,093)

	$(1,686,356)	$(1,339,407)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and NPI agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized gains (losses) on commodity contracts, depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
Distributions paid
Actual cash distributions paid in 2007 were $717.6 million (2006 — $517.0 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.
15. FOREIGN EXCHANGE (GAIN) LOSS

	2007	2006

Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt	$(57,820)	$480
Unrealized foreign exchange gain on translation of U.K. Pound denominated debt	(16,120)	—

	$(73,940)	$480
Unrealized loss on foreign exchange risk management contracts (Note 19)	8,067	—
Realized foreign exchange (gain) loss	4,016	(458)

	$(61,857)	$22

PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. OTHER CASH FLOW DISCLOSURES
Change in Non-Cash Operating Working Capital

Cash provided by (used for):	2007	2006

Accounts receivable	$(34,707)	$12,819
Accounts payable and accrued liabilities	21,699	(30,974)
Due to Pengrowth Management Limited	(2,832)	(6,176)

	$(15,840)	$(24,331)

Change in Non-Cash Investing Working Capital

Cash provided by (used for):	2007	2006

Accounts payable for capital accruals	$(3,821)	$37,529

Cash payments

	2007	2006

Interest on long term debt	$58,192	$32,183
Interest on bank indebtedness	13,876	—

	$72,068	$32,183

Interest of $13.9 million on bank indebtedness was incurred on a $600 million credit facility that Pengrowth fully repaid on July 13, 2007.
17. RELATED PARTY TRANSACTIONS
The Manager provides certain services pursuant to a management agreement for which Pengrowth was charged $0.1 million (2006 — $2.9 million) for performance fees and $6.7 million (2006 — $7.0 million) for management fees. In addition, Pengrowth was charged $1.0 million (2006 — $1.0 million) for reimbursement of general and administrative expenses incurred by the Manager pursuant to the management agreement. The law firm controlled by the Vice President and Corporate Secretary of the Corporation charged $1.1 million (2006 — $1.0 million) for legal and advisory services provided to Pengrowth. The transactions have been recorded at the exchange amount. Amounts payable to the related parties are unsecured, non-interest bearing and have no set terms of repayment.
A senior officer of the Corporation is a member of the Board of Directors of Monterey, a company that Pengrowth owns approximately 32 percent of the outstanding common shares. In December 2007, two senior officers of the Corporation directly and indirectly purchased a total of 230,000 shares (2006 — 30,000 shares) of Monterey for a total consideration of $805,000 (2006 — $150,000) in a new share offering marketed by an independent broker. At December 31, 2007, two senior officers of the Corporation directly and indirectly hold 260,000 shares of Monterey.
18. AMOUNTS PER TRUST UNIT
The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	2007	2006

Weighted average number of trust units — Basic	245,470	175,871
Dilutive effect of trust unit options, trust unit rights and DEUs	740	583

Weighted average number of trust units — Diluted	246,210	176,454

110 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In 2007, 3.7 million (2006 — 0.8 million) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.
19. FINANCIAL INSTRUMENTS
Interest Rate Risk
Pengrowth has mitigated some exposure to interest rate risk by entering into fixed rate term notes (Note 9). Pengrowth is exposed to interest rate risk on the Canadian revolving credit facility as the interest charged on the amount borrowed is based on a floating interest rate.
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
Pengrowth entered into foreign exchange swaps in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes (Note 9) which fixed the Canadian dollar to Pound Sterling exchange rate on the interest and principal of the Pound Sterling denominated debt at approximately Pounds Sterling 0.4976 per Canadian dollar. The estimated fair value of the foreign exchange swaps have been determined based on the amount Pengrowth would receive or pay to terminate the contract at year-end. At December 31, 2007, the amount Pengrowth would receive to terminate the foreign exchange swap would be approximately $5.8 million (December 31, 2006 — $13.9 million).
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
As at December 31, 2007, Pengrowth had fixed the price applicable to future production as follows:
Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl

Financial:
Jan 1, 2008 — Oct 31, 2008	1,000	WTI (1)	$74.25 Cdn
Jan 1, 2008 — Dec 31, 2008	16,500	WTI (1)	$76.20 Cdn
Jan 1, 2009 — Dec 31, 2009	6,000	WTI (1)	$77.57 Cdn

(1)	Associated Cdn $ / U.S. $ foreign exchange rate has been fixed
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu

Financial:
Jan 1, 2008 — Dec 31, 2008	5,000	Transco Z6 (1)	$10.90 Cdn
Jan 1, 2008 — Dec 31, 2008	12,500	NYMEX (1)	$8.22 Cdn
Jan 1, 2009 — Dec 31, 2009	10,000	NYMEX (1)	$8.50 Cdn
Jan 1, 2008 — Mar 31, 2008	2,370	AECO	$8.44 Cdn
Jan 1, 2008 — Dec 31, 2008	61,609	AECO	$8.26 Cdn
Jan 1, 2009 — Dec 31, 2009	26,065	AECO	$7.56 Cdn
Jan 1, 2008 — Dec 31, 2008	15,000	Chicago MI (1)	$8.45 Cdn
Jan 1, 2009 — Dec 31, 2009	12,500	Chicago MI (1)	$8.40 Cdn

(1)	Associated Cdn $ / U.S. $ foreign exchange rate has been fixed
The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year-end. At December 31, 2007, the amount Pengrowth would receive (pay) to terminate the financial crude oil and natural gas contracts would be ($121) million and $36 million, respectively.
The fair value of the commodity and foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis.

		Foreign
	Commodity risk	exchange risk
	management	management
Balance Sheet as at December 31, 2007	contracts	contracts	Total

Current portion of unrealized risk management assets	$8,034	$—	$8,034
Non-current portion of unrealized risk management assets	66	5,958	6,024
Current portion of unrealized risk management liabilities	(70,694)	(152)	(70,846)
Non-current portion of unrealized risk management liabilities	(22,613)	—	(22,613)

Total unrealized risk management assets (liabilities) as at December 31, 2007	$(85,207)	$5,806	$(79,401)

		Foreign
	Commodity risk	exchange risk
	management	management
Balance Sheet as at December 31, 2006	contracts	contracts	Total

Current portion of unrealized risk management assets	$37,972	$—	$37,972
Non-current portion of unrealized risk management assets	495	—	495
Current portion of unrealized risk management liabilities	—	—	—
Non-current portion of unrealized risk management liabilities	(1,367)	—	(1,367)

Total unrealized risk management assets (liabilities) as at December 31, 2006	$37,100	$—	$37,100

112 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The change in the fair value of the risk management contracts during the year is recognized as an unrealized gain or loss, as summarized below:

		Foreign
	Commodity risk	exchange risk
	management	management
Year ended December 31, 2007	contracts	contracts	Total

Total unrealized risk management assets (liabilities) at December 31, 2007	$(85,207)	$5,806	$(79,401)
Less: Unrealized risk management assets at January 1, 2007	37,100	13,873	50,973

Unrealized loss on risk management for the year ended December 31, 2007	$(122,307)	$(8,067)	$(130,374)

		Foreign
	Commodity risk	exchange risk
	management	management
Year ended December 31, 2006	contracts	contracts	Total

Total unrealized risk management assets at December 31, 2006	$37,100	$—	$37,100
Less: Unrealized risk management asset recognized as part of Esprit business combination	10,601	—	10,601

Unrealized gain on risk management for the year ended December 31, 2006	$26,499	$—	$26,499

Natural Gas Fixed Price Sales Contract
Pengrowth assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. At December 31, 2007, the amount Pengrowth would pay to terminate the fixed price sales contract would be $9 million. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term 2008 to 2009	(mmbtu/d)	per mmbtu (1)

Jan 1, 2008 — Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 — April 30, 2009	3,886	$2.40 Cdn

(1)	Reference price based on AECO
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fair value of financial instruments
The carrying value of financial instruments included in the balance sheet, other than U.S. and U.K. debt, the debentures, the fair value of the risk management contracts and remediation trust funds approximate their fair value due to their short maturity. The fair value of the other financial instruments is as follows:

	2007		2006
		Net book		Net book
As at December 31	Fair value	value	Fair value	value

Remediation funds	$18,107	$18,094	$11,162	$11,144
U.S. dollar denominated debt	$627,674	$591,794	$224,624	$233,080
U.K. Pound Sterling denominated debt	$96,181	$97,444	$109,692	$114,120
Convertible debentures	$74,741	$75,030	$75,488	$75,127

20. COMMITMENTS

	2008	2009	2010	2011	2012	Thereafter	Total

Operating leases	$9,015	$9,232	$8,652	$8,221	$8,139	$42,028	$85,287

Operating leases include office rent and vehicle leases.
21. CONTINGENCIES
Pengrowth is sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time, however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.
22. SUBSEQUENT EVENTS
Subsequent to December 31, 2007, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties as follows: Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl

Financial:
Mar 1, 2008 — Dec 31, 2008	1,500	WTI (1)	$95.88Cdn
Jan 1, 2009 — Dec 31, 2009	3,000	WTI (1)	$93.25Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu

Financial:
Mar 1, 2008 — Dec 31, 2008	2,370	AECO	$7.97Cdn
Jan 1, 2009 — Dec 31, 2009	14,217	AECO	$7.97Cdn
Feb 1, 2008 — Dec 31, 2008	2,500	Chicago MI (1)	$8.31Cdn

(1)	Associated Cdn $ / U.S. $ foreign exchange rate has been fixed
114 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to United States generally accepted accounting principles (U.S. GAAP), as they apply to Pengrowth, are as follows:
(a) As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 2007, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs. At December 31, 2006, the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $114.2 million.
Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. Pengrowth had write-downs of capitalized costs in 2006, 1998 and 1997 of $114.2 million, $328.6 million and $49.8 million, respectively. In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the 2007 depletion charge by $35.8 million (2006 — $24.0 million).
(b) Statement of Financial Accounting Standards (SFAS) 130, “Reporting Comprehensive Income” requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources. Under Canadian GAAP, comprehensive income is reported for periods beginning on or after January 1, 2007. Other comprehensive income under U.S. GAAP differs from that presented under Canadian GAAP as a result of designating a cash flow hedge at different dates under U.S. GAAP as compared to Canadian GAAP.
(c) SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.
Effective May 1, 2006, Pengrowth discontinued designating new commodity contracts as hedges. As at December 31, 2007 and 2006, there were no financial crude oil and natural gas contracts outstanding for which hedge accounting was applied. The accounting treatment for financial commodity contracts entered into after May 1, 2006 and where hedge accounting was no longer applied by Pengrowth is consistent with the accounting standards for these contracts under Canadian GAAP.
Effective January 1, 2007, Pengrowth ceased to designate its foreign exchange swaps as a cash flow hedge of the U.K. term debt. The amount deferred in accumulated other comprehensive income pertaining to this hedging relationship when the hedge was de-designated, $2.4 million, will be amortized to income over the remaining life of the foreign exchange swap of approximately nine years. The accounting treatment for this foreign exchange swap subsequent to January 1, 2007 under U.S. GAAP is consistent with the accounting treatment under Canadian GAAP.
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
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(d) Under U.S. GAAP, securities which are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer must be classified outside of permanent equity and are to be recorded at their redemption amount at each balance sheet date with changes in redemption amount being charged to the deficit. The amount charged to the deficit representing the change in the redemption amount between balance sheet dates for the periods presented must also be disclosed. Furthermore, the balance sheet disclosure of “trust unitholders’ capital” would not be permitted and trust unitholders’ capital would be reclassified to mezzanine equity, a liability.
The trust units are redeemable at the option of the holder at a redemption price equal to the lesser of 95 percent of the average closing price of the trust units for the 10 trading days after the trust units have been surrendered for redemption and the closing price on the date the trust units have been surrendered for redemption. However, the total amount payable by the Trust in cash in any one calendar month is limited to a maximum of $25,000. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and gas production, which are held by the Trust at the time the trust units are to be redeemed. As a result of the significant limitation on the cash amount payable by the Trust in respect of redemptions, and that any royalty units issued would have similar characteristics of the trust units and be convertible back into trust units, the trust units have not been classified as redeemable equity for the purposes of U.S. GAAP.
(e) Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of the income tax reduction taxed at the federal level for the year ended December 31, 2007 is $219.0 million (2006 — $9.4 million). The portion of income tax reduction taxed at the provincial level is $114.7 million (2006 — $4.9 million).
As a result of changes to income trust tax legislation in 2007 that modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders, Pengrowth has recognized future income taxes on temporary differences in the trust legal entity during the year. Previously, future income taxes were recorded only on temporary differences in the corporate subsidiaries of the Trust. An additional $138.5 million future income tax reduction was recorded under U.S. GAAP in the second quarter of 2007 resulting from the tax basis of the assets in the Trust further exceeding their book basis under U.S. GAAP due to write downs of petroleum and natural gas properties and differences in the future income tax rate applicable under U.S. GAAP.
(f) Additional disclosures required by SFAS 123 (revised 2004) with respect to Pengrowth’s equity incentive plans are provided below.
The intrinsic value of the DEUs, trust unit rights and trust unit options exercised was as follows:

	2007			2006
	Number Exercised		Intrinsic Value	Number Exercised		Intrinsic Value

DEUs	2,931	(1)	$58	14,523	(1)	$334
Trust Unit Options	6,690		32	155,298		827
Trust Unit Rights	343,925		2,837	452,468		3,924

Total	353,546		$2,927	622,289		$5,085

(1)	DEUs exercised relates to trust units issued under the plan for retirees as DEUs vest immediately upon retirement, including accumulated DRIP
116 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes information about trust unit options, trust unit rights and DEUs vested and expected to vest:

	Trust Unit	Trust Unit
As at December 31, 2007	Options	Rights	DEUs

Number vested and expected to vest	66,318	2,088,505	921,480
Weighted average exercise price per unit (1)	$15.25	$17.26	$—
Aggregate intrinsic value (2)	$157	$756	$16,236
Weighted average remaining life (years)	0.8	3.3	1.5

(1)	No proceeds are received upon exercise price of DEUs

(2)	Based on December 31 closing trust unit price

	Trust Unit	Trust Unit
As at December 31, 2006	Options	Rights	DEUs

Number vested and expected to vest	98,619	1,521,207	374,595
Weighted average exercise price per unit (1)	$16.12	$16.04	$—
Aggregate intrinsic value (2)	$377	$5,936	$7,469
Weighted average remaining life (years)	1.5	3.2	1.8

(1)	No proceeds are received upon exercise price of DEUs

(2)	Based on December 31 closing trust unit price
The following table summarizes information about trust unit options and trust unit rights outstanding:

As at December 31, 2007	Trust Unit Options	Trust Unit Rights

Number exercisable (1)	66,318	1,317,296
Weighted average exercise price per unit	$15.25	$16.30
Aggregate intrinsic value (2)	$157	$1,743
Weighted average remaining life (years)	0.8	3.3

(1)	No DEUs were exercisable at December 31, 2007

(2)	Based on December 31 closing trust unit price

As at December 31, 2006	Trust Unit Options	Trust Unit Rights

Number exercisable (1)	98,619	969,402
Weighted average exercise price per unit	$16.12	$14.22
Aggregate intrinsic value (2)	$377	$5,542
Weighted average remaining life (years)	1.5	3.2

(1)	No DEUs were exercisable at December 31, 2006

(2)	Based on December 31 closing trust unit price
(g) Under Canadian GAAP, the convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete the balance to the principal due on maturity as a result of the portion allocated to equity.
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP related to the equity portion of the debenture would not be recorded under U.S. GAAP.
(h) Under SFAS 141, “Business Combinations”, supplemental pro forma disclosure is required for significant business combinations occurring during the year. On October 2, 2006, Pengrowth and Esprit Trust completed a business combination. The consolidated financial statements include the results of operations and cash flows of Esprit Trust and Esprit subsequent to October 2, 2006.
The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations might have been under U.S. GAAP, had the business combination taken place on January 1, 2006:

Pro Forma
(unaudited)

Oil and gas sales	$1,458,370
Net income	$182,661
Net income per trust unit:
Basic	$0.90
Diluted	$0.89

(i) In July 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) was issued. FIN 48 is an interpretation of FASB Statement No 109, “Accounting for Income Taxes,” and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 was effective as of the beginning of Pengrowth’s 2007 fiscal year. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening deficit in the year of adoption. Adoption of FIN 48 on January 1, 2007 did not have a material effect on Pengrowth’s financial statements. Interest and penalties related to uncertain tax positions, which are included in income tax expense, are not material.
The following table summarizes the unrecognized tax benefits under FIN 48:

2007

Balance, January 1	$—
Additions based on tax positions related to the current year	17,810

Balance, December 31	$17,810

The following table summarizes open taxation years, by jurisdiction:

Jurisdiction	Years

Federal (1)	2004 — 2007
Alberta, British Columbia, Saskatchewan and Nova Scotia	2003 — 2007

(1)	The 2004 tax examination by federal authorities is currently in progress
Under FIN 48, unrecognized tax benefits are classified as current or long term liabilities as opposed to future income tax liabilities. It is anticipated that no amount of the current or prior year unrecognized tax benefit will be realized in the next year. The unrecognized tax benefit, if recognized, would have a favourable impact on Pengrowth’s effective income tax rate in future periods.
118 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(j) New Accounting Pronouncements
In February 2006, FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140’ (SFAS 155). SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Pengrowth does not expect that SFAS 155 will have a material impact on the financial position, results of operations or cash flows.
In September 2006, FASB issued SFAS No. 157, ‘Fair Value Measurements’ (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and to expand disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The effective date for SFAS 157 as it relates to fair value measurement requirements for financial assets and liabilities that are not remeasured at fair value on a recurring basis has been deferred to fiscal years beginning on or after December 31, 2008. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from SFAS 157.
In February 2007, FASB issues SFAS No. 159, ‘The Fair Value Option for Financial Assets and Liabilities’ (SFAS 159). SFAS 159 permits entities to measure many financial instruments and certain other items at fair value. The statement is effective for years beginning on or after November 15, 2007. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from SFAS 157.
In December 2007, the FASB revised SFAS No. 141, ‘Business Combinations’ (SFAS 141R). SFAS 141R requires an acquirer to be identified for all business combinations and applies the same method of accounting for business combinations — the acquisition method — to all transactions. In addition, transaction costs associated with acquisitions are required to be expensed. The revised statement is effective to business combinations in years beginning on or after December 31, 2008. Pengrowth expects that SFAS 141R will have a material impact on the financial position, results of operations or cash flows.
PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME
The application of U.S. GAAP would have the following effect on net income as reported:
(Stated in thousands of Canadian Dollars, except per trust unit amounts)

Years ended December 31	2007	2006

Net income, as reported	$359,652	$262,303
Adjustments:
Depletion and depreciation (a)	35,761	23,997
Ceiling test write down under U.S. GAAP (a)	—	(114,212)
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges (c)	—	255
Reclassification of hedging losses on foreign exchange swap from other comprehensive income (c)	—	13,631
Deferred foreign exchange loss (c)	(242)	(13,631)
Non-cash interest on convertible debentures (g)	69	(29)
Amortization of discontinued hedge (c)	272	—
Future tax adjustments (e)(i)	69,040	—

Net income — U.S. GAAP	$464,552	$172,314

Other comprehensive income (b):
Unrealized gain on foreign exchange swap (c)	—	16,077
Unrealized hedging gain (c)	—	18,153
Reclassification to net income (c)	—	(13,631)
Amortization of discontinued hedge (c)	(272)	—

Comprehensive income — U.S. GAAP	$464,280	$192,913

Net income — U.S. GAAP — Basic and diluted	$1.89	$0.98

120 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
The application of U.S. GAAP would have the following effect on the balance sheets as reported:
(Stated in thousands of Canadian Dollars)

	As	Increase
As at December 31, 2007	Reported	(Decrease)	U.S. GAAP

Assets
Property, plant and equipment (a)	$4,306,682	$(246,673)	$4,060,009

		$(246,673)

Liabilities
Convertible debentures (g)	$75,030	$120	$75,150
Future income taxes (e) (i)	387,100	(86,850)	300,250
Other long term liabilities (i)	—	17,810	17,810

Unitholders’ equity (d):
Accumulated other comprehensive income (b)(c)	$—	$2,174	$2,174
Trust Unitholders’ Equity (a)	2,756,220	(179,927)	2,576,293

		$(246,673)

	As	Increase
As at December 31, 2006	Reported	(Decrease)	U.S. GAAP

Assets
Current portion of unrealized foreign exchange gain (c)	$—	$1,559	$1,559
Other assets (c)	36,132	(1,317)	34,815
Property, plant and equipment (a)	3,741,602	(282,434)	3,459,168

		$(282,192)

Liabilities
Convertible debentures (g)	$75,127	$189	$75,316

Unitholders’ equity (d):
Accumulated other comprehensive income (b)(c)	$—	$2,446	$2,446
Trust Unitholders’ Equity (a)	3,049,677	(284,827)	2,764,850

		$(282,192)

PENGROWTH 2007 ANNUAL REPORT — Notes to Consolidated Financial Statements 121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP
The components of accounts receivable are as follows:

As at December 31	2007	2006

Trade	$179,253	$145,680
Prepaids	27,330	23,972
Other	—	2,224

	$206,583	$171,876

The components of accounts payable and accrued liabilities are as follows:

As at December 31	2007	2006

Accounts payable	$93,180	$93,788
Accrued liabilities	145,911	127,425

	$239,091	$221,213

122 Notes to Consolidated Financial Statements — PENGROWTH 2007 ANNUAL REPORT

APPENDIX D
COMMENTS BY AUDITORS FOR US READERS
ON CANADA-US REPORTING DIFFERENCES
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Pengrowth Energy Trust’s financial statements, such as the change described in note 3 to the consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended. Our report to the unitholders dated March 3, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
March 3, 2008

APPENDIX E
OIL AND GAS PRODUCING ACTIVITIES PREPARED IN ACCORDANCE WITH SFAS NO. 69 – “DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES”

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
Subsequent to December 31, 2007 no major discovery or other favorable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES
The following table sets forth revenue and direct cost information relating to the Trust’s oil and gas producing activities for the years ended December 31.

(thousands of dollars)	2007	2006
Revenue
Sales	$1,422,148	$988,238

Deduct
Production costs	378,216	253,162
Transportation costs	12,672	7,621
Amortization of injectant costs	34,063	34,644
Technical support and other	28,306	17,357
Depletion, depreciation and amortization	603,323	327,578

Results of operations from producing activities	$365,568	$347,876

1.	The costs in this schedule exclude corporate overhead, interest expense and other operating costs which are not directly related to producing activities.

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES
Costs incurred in oil and gas producing activities for the years ended December 31 are as follows:

	2007	2006
	(thousands of dollars)
Property Acquisition Costs
Proved	$986,148	$1,333,666
Unproved	383,355	440,357
Exploration Costs	21,192	8,900
Development Costs	288,277	275,705
Injectant Costs	26,052	34,630

	$1,705,024	$2,093,258

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties.
Development costs include the costs of drilling and equipping development wells and facilities to extract, treat and gather and store oil and gas and additions to asset retirement obligations.
Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 24 to 30 months.
Pengrowth capitalizes a portion of general and administrative costs associated with exploration activities and development activities. Transaction costs directly attributable to successful acquisitions are also capitalized.
There were no oil and gas property costs not being amortized in any of the years presented.
CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES
The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to the Trust’s oil and gas exploration, development and producing activities at December 31 consist of:

(thousands of dollars)	2007	2006
Oil and gas properties	$6,578,258	$5,400,601

Less accumulated depletion, depreciation and amortization	(2,540,283)	(1,941,433)

Net capitalized costs	$4,037,975	$3,459,168

(thousands of dollars)	2007	2006
Unproven oil and gas properties	$1,065,519	$471,820
Proven oil and gas properties	2,972,456	2,987,348

Net capitalized costs	$4,037,975	$3,459,168

OIL AND GAS RESERVE INFORMATION
All of the Trust’s proved oil, natural gas liquids, and natural gas reserves are located in Canada, primarily in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. The Trust’s proved developed and undeveloped reserves after deductions of royalties are summarized below:

	Crude Oil
	and Natural	Natural
	Gas Liquids	Gas
	MMbbls	Bcf
NET PROVED DEVELOPED AND UNDEVELOPED RESERVES AFTER ROYALTIES

End of year 2005	88.2	333.5

Revision of previous estimates	5.5	9.6
Purchase of reserves in place	18.2	184.7
Sales of reserves in place	(0.4)	(8.0)
Discoveries and extensions	0.8	23.9
Production	(10.1)	(51.8)

End of year 2006	102.2	491.9

Revision of previous estimates	4.5	34.2
Purchase of reserves in place	20.6	133.4
Sales of reserves in place	(4.3)	(79.9)
Discoveries and extensions	1.1	27.1
Production	(12.6)	(78.0)
End of year 2007	111.5	528.7

NET PROVED DEVELOPED RESERVES AFTER ROYALTIES
End of year 2005	70.4	309.3
End of year 2006	84.1	453.1
End of year 2007	93.0	474.9

Notes:

1.	Net after royalty reserves are the Trust’s lessor royalty, overriding royalty, and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

2.	Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and prices in effect at year end.

3.	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

4.	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

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
The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2007 was based on the following benchmark prices; Edmonton par crude oil price of $93.39/bbl and AECO natural gas price of $6.63/mcf. The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2006 was based on the following benchmark prices; Edmonton par crude oil price of $67.58/bbl and AECO natural gas price of $6.07 /mcf.
STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES
The following table sets forth the standardized measure of discounted future net cash flows from projected production of the Trust’s crude oil and natural gas reserves at December 31, for the years presented.

	2007	2006
	(millions of dollars)
Future cash inflows	$12,796	$9,480
Future costs
Future production and development costs	(4,957)	(4,162)
Future income taxes (1)	(2,000)	—

Future net cash flows	5,839	5,318
Deduct: 10% annual discount factor	(2,149)	(2,152)

Standardized measure of discounted future net cash flows	$3,690	$3,166

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES
The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for the years presented.

	2007	2006
	(millions of dollars)
Future discounted net cash flows at beginning of year	$3,166	$3,344

Sales and transfer, net of production costs	(970)	(676)
Net change in sales and transfer prices, net of production costs	1,111	(637)
Development costs during the year	271	284
Changes in estimated future development costs	(346)	(355)
Changes due to extensions and discoveries	130	83
Changes due to revisions (including infill drilling and improved recovery)	234	129
Accretion of discount	317	334
Sales of reserves in place	(303)	(40)
Purchase of reserves in place	983	842
Net changes in income taxes	(895)	—
Changes in timing of future net cash flows and other	(8)	(142)

End of Year	$3,690	$3,166

Note:

1.	The schedules above are calculated using year-end prices, costs, statutory tax rates and existing proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

APPENDIX F
PENGROWTH ENERGY TRUST CODE OF BUSINESS CONDUCT AND ETHICS
DATED FEBRUARY 19, 2008

Pengrowth Energy Trust
CODE OF BUSINESS CONDUCT AND ETHICS
February 19, 2008

Application
Unless expressly provided herein to the contrary, this Code of Business Conduct and Ethics (the “Code”) applies to all directors, officers, employees, consultants and contractors (each, a, “Member”) of Pengrowth Corporation, Pengrowth Management Limited, Pengrowth Energy Trust and their respective subsidiaries and affiliates (collectively, referred to herein as “Pengrowth”).
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
Policy
Pengrowth and all of its Members will adhere to the highest ethical standards in all our business activities. Any situation, decision or response should first consider what is right and how it reflects on Pengrowth. Although the various matters described in this Code do not cover the full spectrum of employee and contractor activities, they are indicative of the type of behavior expected from employees and contractors in all circumstances.
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
Pengrowth is subject to legislation in Canada, the United States and other jurisdictions that prohibits corrupt practices in dealing with foreign governments. These laws make it an offence to make or offer a payment, gift or other benefit to a foreign public official in order to induce favourable business treatment, such as obtaining or retaining business or some other advantage in the course of business. Violation of this legislation may result in substantial penalties to Pengrowth and to individuals. Foreign public officials include all people who perform public duties or functions for a foreign state. This can include anyone “acting in an official capacity” or under a delegation of authority from the government to carry out government ownership or control, such as national oil companies, regardless of whether the government in question has majority ownership or control.

Pengrowth, as well as individual employees, officers and directors, must take all responsible steps to ensure that the requirements of this legislation are strictly met. No payments, gifts or other benefits are to be given, directly or indirectly, to foreign public officials, political parties or political candidates for the purpose of influencing government decisions in Pengrowth’s favour or for securing other improper advantages. Furthermore, no such payments are to be made to agents or other third parties in circumstances where it is likely that part or all of the payment will be passed on to a foreign public official, political party or political candidate.
There are certain types of payments to foreign public officials that are allowed under both the Canadian and U.S. legislation called “facilitation” or “facilitating” payments. These are small payments or tips requested in the context of having routine administrative actions performed by foreign public officials. Employees should be aware that such payments are permissible only under very limited circumstances. Advice should be sought from Pengrowth’s legal counsel with respect to the amount and advisability of making a facilitation payment. Moreover, we must ensure that any such payments are properly recorded in accordance with Pengrowth’s accounting procedures.
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
All Members are encouraged to report any behavior of other Members which they reasonably believe is illegal or unethical to the Director, Human Resources. Any suspected violation of this Code should be reported directly to the Chairman of the Corporate Governance Committee or to Grant Thornton LLP pursuant to Appendix “A”. Reporting can be done on an anonymous basis if the person wishes to do so. No adverse action will be taken against any individual for making a complaint or disclosing information in good faith, and any Member who retaliates in any way against an individual who in good faith reports any violation or suspected violation of this Code will be subject to disciplinary action.
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

•	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of Pengrowth;
•	fraud or deliberate error in the recording and maintaining of financial records of Pengrowth;
•	deficiencies in or non-compliance with Pengrowth’s internal accounting controls;
•	misrepresentation or false statement to or by a director, officer, employee or external accountant regarding a matter contained in the financial records, financial reports or audit reports of Pengrowth; or
•	deviation from full and fair reporting of Pengrowth’s financial condition.
Treatment of Complaints
•	Grant Thornton LLP shall inform (i) the Chairman of the Audit Committee of all complaints and concerns provided to it in respect of Accounting Matters; and (ii) the Chairman of the Corporate Governance Committee of all complaints provided to it in respect of Conduct Matters.
•	Upon receipt of a complaint or concern, the Chairman of the Audit Committee or Chairman of the Corporate Governance Committee, as the case may be, will (i) determine whether or not the complaint actually pertains to Accounting Matters or Conduct Matters and (ii) when possible, acknowledge receipt of the complaint to the sender.
•	Complaints relating to Accounting Matters will be reviewed by the Audit Committee, outside legal counsel or such other persons as the Audit Committee determines to be appropriate. Complaints relating to Conduct Matters will be reviewed by the Corporate Governance Committee, outside legal counsel and such other persons as the Corporate Governance Committee determines to be appropriate. In any case, confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.
•	Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee or the Corporate Governance Committee, as the case may be.
•	Pengrowth will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any individual in the terms and conditions of employment based upon any lawful actions of such individual with respect to reporting of complaints in good faith regarding Accounting Matters or Conduct Matters.
•	Pengrowth will regard the making of any deliberately false or malicious allegations by an employee as a serious offence which may result in recommendations to the Board or to senior management of Pengrowth for disciplinary action including dismissal for cause and, if warranted, legal proceedings.

Reporting and Retention of Complaints and Investigations
•	The Chairman of the Audit Committee and the Chairman of the Corporate Governance Committee will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Audit Committee or the Corporate Governance Committee, as the case may be.
Adopted by the Board of Directors of Pengrowth Corporation, as administrator of Pengrowth Energy Trust, on February 19, 2008.

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