Form 40-F/A
period 2007-12-31
PENGROWTH ENERGY TRUST
filed 2008-09-16
CIK 1088166

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
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
copies to:

Brad D. Markel Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street SW Calgary, Alberta T2P 4K7 Canada (403) 298-3100	Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 USA (212) 373-3000
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Trust Units	Name of each exchange on which registered New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
For Annual Reports indicate by check mark the information filed with this Form:

☑ Annual information form	☐ Audited annual financial statements
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
     This Amendment No. 1 to the Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements on Form F-10 and F-3 (File Nos. 333-146928 and 333-143810, respectively) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE
     This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 40-F filed on March 19, 2008 (the “Original Filing”) of Pengrowth Energy Trust (“Pengrowth”) for the fiscal year ended December 31, 2007, is being filed for the purpose of amending Pengrowth’s Annual Information Form for the year ended December 31, 2007, in order to correct typographical errors in certain tables relating to gas reserves as of December 31, 2007 where units indicating the measured reserves should have been stated in “MMcf” (millions of cubic feet) and to correct a typographical error in a table relating to property acquisition, exploration and development costs incurred in 2007 where figures should have been listed in “$M” (thousands of dollars). In addition, we are including as exhibits a currently dated consent of our reserve engineers and currently dated certifications of our Chief Executive Officer and Chief Financial Officer.
     Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Original Filing or reflect any events that have occurred after the Original Filing was filed. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.
DOCUMENTS FILED AS PART OF THIS AMENDMENT
     The following documents have been filed as part of this Amendment on Form 40-F as Appendices hereto:

Appendix	Documents

A	Pengrowth Energy Trust Revised Annual Information Form for the year ended December 31, 2007.

B*	Management’s Discussion and Analysis.

C*	Consolidated Financial Statements of Pengrowth Energy Trust, including Management’s Report to Unitholders, the Auditors’ Reports and note 23 thereof which includes a reconciliation of the Consolidated Financial Statements to United States generally accepted accounting principles.

D*	Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences.

E*	Oil and Gas Producing Activities Prepared in Accordance with SFAS No. 69 — “Disclosures about Oil and Gas Producing Activities”.

F*	Pengrowth Energy Trust Code of Business Conduct and Ethics dated February 19, 2008.
* Previously filed.
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
Certifications. See Exhibits 2, 3, 4 and 5 to this Annual Report on Form 40-F/A.

UNDERTAKING
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

EXHIBITS
     The following exhibits are filed as part of this report.

Exhibit
Number	Description

1	Consent of GLJ Petroleum Consultants Ltd.

2	Certification of the CEO pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

3	Certification of the CFO pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

4	Certification of the CEO pursuant to Rule 13a-14(a) of the Exchange Act.

5	Certification of the CFO pursuant to Rule 13a-14(a) of the Exchange Act.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2008	PENGROWTH ENERGY TRUST by its Administrator PENGROWTH CORPORATION
	By:	/s/ James S. Kinnear
James S. Kinnear
Chairman, President and Chief Executive Officer

APPENDIX A
PENGROWTH ENERGY TRUST REVISED ANNUAL INFORMATION FORM FOR THE YEAR
ENDED DECEMBER 31, 2007

PENGROWTH ENERGY TRUST
REVISED ANNUAL INFORMATION FORM
For the year ended December 31, 2007
March 19, 2008
(except for pages 37, 40 and 51 which are as of September 15, 2008)

TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS	1
Corporate	1
Engineering	2
Abbreviations	3
CONVERSION	4
PRESENTATION OF OUR FINANCIAL INFORMATION	5
PRESENTATION OF OUR RESERVE INFORMATION	5
FORWARD-LOOKING STATEMENTS	5
PENGROWTH ENERGY TRUST	7
Introduction	7
The Trust	7
The Corporation	7
The Trust’s Subsidiaries	7
The Corporation’s Subsidiaries	8
The Manager	8
Intercorporate Relationships	8
Business Strategy and Strengths	9
SIFT Legislation Considerations	11
GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST	12
Recent Developments	12
Historical Developments	17
Trends	19
PENGROWTH MANAGEMENT LIMITED	20
Business	20
Management Agreement	20
Bonus Pool	22
Management Agreement Second Term	22
PENGROWTH – OPERATIONAL INFORMATION	23
Principle Properties	23
Light Oil Properties	24
Heavy Oil Properties	27
Conventional Gas Properties	28
Shallow Gas Properties	31
Offshore Gas Properties	33
Statement of Oil and Gas Reserves and Reserves Data	35
Additional Information Relating to Reserves Data	45
Future Development Costs	47
Finding, Development and Acquisition Costs	47
Future Development Capital	48
Other Oil and Gas Information	49
Additional Information Concerning Abandonment & Reclamation Costs	50
Costs Incurred	51
Exploration and Development Activities	51
Production Estimates	51
Production History (Netback)	52
Replacement of Properties	53
TRUST UNITS	54
The Trust Indenture	54
The Trustee	54
Stock Exchange Listings	55
Ownership Restrictions	55
Redemption Right	55

Conversion Rights	55
Voting at Meetings of Unitholders	55
Voting at Meetings of Corporation	56
Termination of the Trust	56
Unitholder Limited Liability	56
THE ROYALTY INDENTURE	57
Royalty Units	57
The Royalty	57
The Trustee	58
EXCHANGEABLE SHARES	58
DISTRIBUTIONS	59
General	59
Historical Distributions	59
Restrictions on Distributions	60
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	64
Taxation of Unitholders Resident in Canada	65
Taxation of Unitholders who are Non-Residents of Canada	66
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	67
Classification of Pengrowth Energy Trust as a Partnership	68
Possible Classification as a Corporation; PFIC Rules	68
Consequences of Possible PFIC Classification	69
Tax Consequences of Trust Unit Ownership	70
Tax Treatment of Trust Operations	71
Disposition of Trust Units	73
Disposition of Trust Units by Redemption	74
Uniformity of Trust Units	75
Tax-Exempt Organizations	75
Administrative Matters	75
Reportable Transactions	76
Foreign Partnership Reporting	76
INDUSTRY CONDITIONS	76
Government Regulation	76
Pricing and Marketing — Oil	76
Pricing and Marketing — Natural Gas	77
Pricing and Marketing — Natural Gas Liquids	77
Environmental Regulation	78
RISK FACTORS	80
MARKET FOR SECURITIES	93
DIRECTORS AND OFFICERS	94
Directors and Officers of the Manager	94
Principal Holders of Shares of the Manager	94
Directors and Officers of the Corporation	95
Corporate Cease Trade Orders or Bankruptcies	96
Personal Bankruptcies	97
Penalties or Sanctions	97
AUDIT COMMITTEE	97
Principal Accountant Fees and Services	98
Pre-approval Policies and Procedures	98

- iii -

CONFLICTS OF INTEREST	99
LEGAL PROCEEDINGS	100
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	100
INTERESTS OF EXPERTS	100
AUDITORS, TRANSFER AGENT AND REGISTRAR	100
MATERIAL CONTRACTS	100
CODE OF ETHICS	101
OFF-BALANCE SHEET ARRANGEMENTS	101
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE	101
ADDITIONAL INFORMATION	102
Appendix A — Report on Reserves Data by Independent Qualified Reserves Evaluator on Form 51-102F2
Appendix B — Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3
Appendix C — Audit Committee Terms of Reference
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
Abbreviations
“API” refers to the American Petroleum Institute;
“oAPI” refers to an indication of the specific gravity of crude oil measured on the API gravity scale;
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
PRESENTATION OF OUR RESERVE INFORMATION
The SEC generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others, which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only Proved Reserves but also Probable Reserves, and to disclose reserves and production on a gross basis before deducting royalties. Probable Reserves are of a higher risk and are less likely to be accurately estimated or recovered than Proved Reserves. Because we are permitted to prepare this Annual Information Form in accordance with Canadian disclosure requirements, we have disclosed in this Annual Information Form reserves designated as “probable”. If this Annual Information Form was required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would prohibit reserves in these categories from being included. Moreover, in accordance with Canadian practice, we have determined and disclosed reserves and estimated future net cash flow therefrom using both escalated and constant prices and costs; for the constant prices and costs case, prices and costs in effect as of December 31, 2007 were held constant for the economic life of the reserves. The SEC does not permit the disclosure of reserves and estimated future net cash flow therefrom based on escalating prices and costs and generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. For a description of these and additional differences between Canadian and U.S. standards of reporting reserves, see “Risk Factors – Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States”. Additional information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to our oil and gas reserves is set forth in our current Form 40-F, which is available through EDGAR at the SEC’s website at www.sec.gov.
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

Esprit Exploration Ltd. was acquired in connection with Pengrowth’s strategic business combination with Esprit Energy Trust. Esprit Exploration Ltd. was created under the laws of Canada. See “General Development of Pengrowth Energy Trust – Historical Developments”.
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
The changes to the royalty regime may impact Pengrowth’s future allocation of capital among petroleum and natural gas projects within and outside of Alberta. See “Risk Factors – Changes in government regulations that affect the crude oil and natural gas industry could adversely affect Pengrowth and reduce our distributions to our Unitholders”.
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
Under the note agreement relating to the 2007 U.S. Senior Notes (as well as the note agreements relating to the 2003 U.S. Senior Notes and U.K. Senior Notes referred to below under “General Development of Pengrowth Energy Trust – Historical Developments”), the Trust is restricted from making distributions under certain circumstances. See “Distributions – Restrictions on Distributions”.
The terms of the note agreements relating to the 2007 U.S. Senior Notes, (as well as the note agreements relating to the 2003 U.S. Senior Notes and U.K. Senior Notes referred to below under “General Development of Pengrowth Energy Trust – Historical Developments”) ensure that note holders have priority over the Unitholders with respect to the assets and income of the Trust. In the event that we default on our debts, amounts due and owing to the note holders under the 2007 U.S. Senior Notes, the 2003 U.S. Senior Notes and the U.K. Senior Notes must be paid before any distributions can be made to Unitholders. This could result in an interruption of distributions. See “Risk Factors – Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders”.
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
Under the credit agreement relating to the Credit Facility, the Trust is restricted from making distributions under certain circumstances. See “Distributions – Restrictions on Distributions”.
The terms of the credit agreement relating to the Credit Facility ensure that the lenders have priority over the Unitholders with respect to the assets and income of the Trust. In the event that we default on our debts, amounts due and owing to the lenders under the credit facility must be paid before any distribution can be made to Unitholders. This could result in an interruption of distributions. See “Risk Factors – Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders”.
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

For additional information regarding the Trust’s strategy in this business environment, see “Management’s Discussion and Analysis – Outlook” in the Trust’s Annual Report for the year ended December 31, 2007.
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
Summary of Company Interest
at December 31, 2007(1)
(Forecast Prices and Costs)

				P+P
				Value
			Reserve	Before Tax
	P+P	Remaining	Life	at 10%	2007 Oil	2007 Gas	2007 NGL	2007 Total
	Reserves(3)	Reserve Life	Index	Discount	Production	Production	Production	Production
Field	Mboe)	(years)	(years)	($MM)	(bblpd)	(MMcfd)	(bblpd)	(boepd)(3)

Light Oil
Judy Creek	40,447	50	13.3	797.9	7,359	4.1	1,529	9,564
Weyburn	21,966	44	21.1	345.0	2,779	—	—	2,779
Swan Hills	17,593	50	20.1	255.1	1,968	1.5	280	2,505
Carson Creek	15,194	34	11.9	311.6	2,031	3.8	505	3,169
Fenn Big Valley	5,998	28	8.8	104.5	632	6.1	54	1,703
Deer Mountain	5,264	45	19.7	101.4	543	0.1	60	618
Other(2)	35,143		9.8	883.8	8,908	9.8	708	11,256
Sub-Total	141,605		13.1	2,799.3	24,220	25.4	3,136	31,594

Heavy Oil
Jenner	7,728	23	7.2	155.1	2,890	1.5	4	3,144
Bodo	7,658	41	12.6	107.9	1,439	2.5	—	1,862
Tangleflags	5,321	25	7.3	56.2	1,910	0.2	—	1,951
Other(2)	5,060		8.6	61.9	970	5.6	—	1,902
Sub-Total	25,767		8.6	381.1	7,209	9.9	4	8,859

Conventional Gas
Olds	26,615	48	16.4	293.1	12	25.0	769	4,952
Harmattan	10,857	36	7.9	178.8	346	10.3	932	2,993
Dunvegan	6,204	40	10.4	85.0	35	8.1	444	1,835
Quirk Creek	5,134	38	10.5	77.9	—	3.6	214	820
Kaybob	4,078	38	13.7	45.6	—	4.2	37	736
McLeod River	3,688	41	7.1	61.1	7	6.4	250	1,316
Blackstone	3,588	24	10.3	49.4	—	6.1	—	1,025
Carson Creek	2,958	39	5.2	50.6	—	6.2	397	1,430
Other(2)	18,788		7.3	309.1	523	43.7	1,332	9,137
Sub-Total	81,910		9.7	1,150.6	923	113.7	4,375	24,242

				P+P
				Value
			Reserve	Before Tax
	P+P	Remaining	Life	at 10%	2007 Oil	2007 Gas	2007 NGL	2007 Total
	Reserves(3)	Reserve Life	Index	Discount	Production	Production	Production	Production
Field	Mboe)	(years)	(years)	($MM)	(bblpd)	(MMcfd)	(bblpd)	(boepd)(3)

Shallow Gas
Three Hills/Twining	13,704	50	10.2	218.2	537	17.7	447	3,939
Coal Bed Methane	9,312	41	11.3	123.9	1	6.2	6	1,032
Monogram	8,044	32	8.9	127.0	—	12.1	—	2,015
Jenner	7,435	33	9.4	90.7	4	11.5	2	1,922
Lethbridge	3,685	50	7.6	51.2	—	7.2	—	1,193
Other(2)	16,728		10.0	247.5	600	30.2	18	5,713
Sub-Total	58,908		9.9	858.4	1,142	84.8	533	15,813

Offshore Gas
Sable Island	11,731	9	4.3	266.6	—	33.2	1,362	6,895
Sub-Total	11,731		4.3	266.6	—	33.2	1,362	6,895

Total	319,921		10.4	5,455.9	33,495	267.0	9,409	87,401

Notes:
(1)	The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

(2)	“Other” includes Pengrowth’s Working Interests and Royalty Interests in approximately 100 other properties.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.
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
Harmattan
The Harmattan gas field is located approximately 90 kilometres northwest of Calgary, Alberta. It is comprised of wells and pools in formations from the Cardium to the Wabamun, as well as two partner-operated Elkton Units. The production is predominantly sweet natural gas with working interests averaging 55 percent in the non-Unit lands and 25 percent in the Units. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2007 are estimated to be 10.9 MMboe. The Remaining Reserve Life is 36 years and the Reserve Life Index is 10.9 years. Pengrowth’s Company Interest production for Harmattan averaged 2,993 boepd in 2007.
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

Reserves Data (Forecast Prices and Costs)
Summary of Oil and Gas Reserves
as of December 31, 2007
(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Natural Gas Liquids
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)

Proved Reserves
Proved Developed Producing	73,509	73,350	63,961	14,682	14,674	13,196	19,920	19,813	14,312
Proved Developed Non-Producing	482	482	406	30	30	29	504	504	325
Proved Undeveloped	18,986	18,985	15,690	2,194	2,194	1,899	1,361	1,361	1,053

Total Proved Reserves	92,977	92,817	80,057	16,906	16,898	15,124	21,786	21,677	15,691
Probable Reserves	31,211	31,180	26,533	4,885	4,883	4,273	7,208	7,185	5,195

Total Proved Plus Probable Reserves	124,188	123,997	106,590	21,792	21,781	19,397	28,994	28,862	20,885

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(1)
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)

Proved Reserves
Proved Developed Producing	547,462	543,054	437,824	21,257	20,460	19,101	202,898	201,755	167,624
Proved Developed Non-Producing	21,168	21,084	16,044	2,712	2,632	2,405	4,997	4,968	3,835
Proved Undeveloped	50,351	50,224	41,057	14,049	13,911	12,341	33,275	33,230	27,542

Total Proved Reserves	618,981	614,363	494,925	38,018	37,002	33,847	241,169	239,953	199,000
Probable Reserves	195,282	193,874	155,116	17,402	17,115	15,579	78,752	78,414	64,450

Total Proved Plus Probable Reserves	814,263	808,237	650,041	55,420	54,117	49,426	319,921	318,367	263,450

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

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

Note:

(1)	Unit values are based on Pengrowth’s Net reserves

Additional Information Concerning Future Net Revenue
(undiscounted)
as of December 31, 2007
(Forecast Prices and Costs)

						Future Net
						Revenue
				Capital		Before		Future net
			Operating	Development	Abandonment	Income	Income	Revenue
	Revenue	Royalties(1)	Costs	Costs	Costs(2)	Taxes	Tax	After Income
Reserves category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	Taxes($MM)

Proved Reserves	15,750	2,600	4,898	566	214	7,473	1,189	6,284

Total Proved Plus Probable Reserves	21,467	3,584	6,391	819	240	10,433	2,336	8,097
Notes:
(1)	Royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. Does not include the impact of the proposed royalty regime announced by the Government of Alberta on October 25, 2007, to become effective on January 1, 2009. Based on the interpretations by GLJ of the proposed royalty changes and based on the January 2008 commodity price assumptions of GLJ, it is anticipated that the new royalty regime will result in a 12 to 18 percent increase in the total royalties paid to all parties by Pengrowth as compared to the current royalty structure.
(2)	Includes downhole abandonment cost but does not include surface reclamation costs. See “Pengrowth – Operational Information – Additional Information Concerning Abandonment & Reclamation Costs”.
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

Reserves Data (Constant Prices and Costs)
Summary of Oil And Gas Reserves
as of December 31, 2007
(Constant Prices and Costs)

	Height and Medium Oil			Heavy Oil			Natural Gas Liquids
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)

Proved Reserves
Proved Developed Producing	73,715	73,550	64,184	14,591	14,583	13,185	19,922	19,814	14,274
Proved Developed Non- Producing	1,040	1,040	914	95	95	89	559	558	381
Proved Undeveloped	19,014	19,013	15,555	2,194	2,194	1,899	1,363	1,363	1,053

Total Proved Reserves	93,769	93,603	80,653	16,880	16,872	15,173	21,845	21,736	15,708
Probable Reserves	31,338	31,311	26,655	4,863	4,861	4,260	7,203	7,180	5,186

Total Proved Plus Probable Reserves	125,107	124,914	107,308	21,744	21,733	19,433	29,048	28,916	20,893

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(1)
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
RESERVES CATEGORY	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)

Proved Reserves
Proved Developed Producing	546,528	542,127	437,085	21,173	20,376	19,026	202,845	201,698	167,661
Proved Developed Non- Producing	21,555	21,462	16,328	2,797	2,716	2,481	5,752	5,722	4,519
Proved Undeveloped	50,778	50,646	41,437	14,049	13,911	12,341	33,376	33,330	27,470

Total Proved Reserves	618,861	614,234	494,850	38,019	37,003	33,848	241,974	240,751	199,650
Probable Reserves	195,196	193,799	155,060	17,403	17,116	15,579	78,838	78,505	64,541

Total Proved Plus Probable Reserves	814,057	808,033	649,910	55,422	54,119	49,427	320,812	319,256	264,191

Note:
(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

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

Additional Information Concerning Future Net Revenue
(undiscounted)
as of December 31, 2007
(Constant Prices and Costs)

								Future Net
				Capital		Future Net		Revenue
			Operating	Development	Abandonment	Revenue Before		After Income
	Revenue	Royalties(1)	Costs	Costs	Costs(2)	Income Taxes	Income Tax	Taxes
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves	15,186	2,526	4,131	526	164	7,839	1,435	6,404

Total Proved Plus Probable Reserves	20,154	3,402	5,175	758	170	10,649	2,422	8,227

Notes:

(1)	Royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. Does not include the impact of the proposed royalty regime announced by the Government of Alberta on October 25, 2007, to become effective on January 1, 2009. Based on the interpretations by GLJ of the proposed royalty changes and based on the January 2008 commodity price assumptions of GLJ, it is anticipated that the new royalty regime will result in a 12 to 18 percent increase in the total royalties paid to all parties by Pengrowth as compared to the current royalty structure.

(2)	Includes downhole abandonment cost but does not include surface reclamation costs. See “Pengrowth – Operational Information – Additional Information Concerning Abandonment & Reclamation Costs”.
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

	Oil				Natural Gas	Natural Gas Liquids(1)
	WTI	Edmonton	Cromer	Hardisty
	Cushing	Par Price	Medium	Heavy 12[0]	AECO Gas			Pentanes	Inflation	Exchange
	Oklahoma	40[0]API	29.3[0] API	API	Price	Propane	Butane	Plus	Rates(2)	Rate(3)
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/MMbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/Year)	($US/Cdn)

2007(4)	72.24	77.02	66.30	44.37	6.65	46.85	58.35	77.33	—	—
2008	92.00	91.10	79.26	54.02	6.75	58.30	72.88	92.92	2.0	1.00
2009	88.00	87.10	75.78	51.61	7.55	55.74	69.68	88.84	2.0	1.00
2010	84.00	83.10	72.30	49.19	7.60	53.18	66.48	84.76	2.0	1.00
2011	82.00	81.10	70.56	47.98	7.60	51.90	64.88	82.72	2.0	1.00
2012	82.00	81.10	70.56	47.98	7.60	51.90	64.88	82.72	2.0	1.00
2013	82.00	81.10	70.56	49.04	7.60	51.90	64.88	82.72	2.0	1.00
2014	82.00	81.10	70.56	50.09	7.80	51.90	64.88	82.72	2.0	1.00
2015	82.00	81.10	70.56	51.15	7.97	51.90	64.88	82.72	2.0	1.00
2016	82.02	81.12	70.57	52.21	8.14	51.91	64.89	82.74	2.0	1.00
2017	83.66	82.76	72.00	53.29	8.31	52.97	66.21	84.42	2.0	1.00
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	1.00

Notes:

(1)	FOB Edmonton.

(2)	Inflation rates for forecasting prices and costs.

(3)	The exchange rates used to generate the benchmark reference prices in this table.

(4)	Actual average prices for 2007.
     Constant Prices used in Estimates
The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were not escalated beyond December 31, 2007. Operating and capital costs have not been increased on an inflationary basis. The prices are as follows:

	Oil				Natural Gas	Natural Gas Liquids(1)
	WTI	Edmonton	Cromer	LLB Crude
	Cushing	Par Price	Medium	Oil at	AECO Gas			Pentanes	Exchange
	Oklahoma	40[0] API	29.3[0] API	Hardisty	Price	Propane	Butane	Plus	Rate(2)
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/MMbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/Cdn)

December 31, 2007	95.92	93.39	74.26	53.74	6.63	59.77	74.71	94.24	1.012

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

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

	Producing		Non-Producing
	Gross	Net	Gross	Net

Crude Oil Wells
Alberta	2,346	1,473	473	277
British Columbia	151	105	47	43
Saskatchewan	1,134	279	187	81
Nova Scotia	—	—	—	—

Natural Gas Wells
Alberta	5,515	2,827	571	322
British Columbia	124	77	25	27
Saskatchewan	51	48	87	47
Nova Scotia	19	1	—	—

	Producing		Non-Producing
	Gross	Net	Gross	Net

Other(1)
Alberta	250	217	165	115
British Columbia	—	—	50	46
Saskatchewan	14	10	22	19

Total	9,604	5,038	1,627	976

Note:
(1)	Pengrowth cannot classify these wells as either oil or gas.
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

The following tables summarize Pengrowth’s total asset retirement obligations as at December 31, 2007:
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

Amount
Nature of Cost	($M)

Acquisition Costs(1)
Proved	823,566
Unproved	212,317
Exploration Costs	21,192
Development Costs	261,866

Total	1,318,941

Note:
(1)	Based on the values assigned to property, plant and equipment in the purchase price allocations for the CP Acquisition and for several minor property acquisitions.
Exploration and Development Activities
The following table summarizes the results of development and exploration activities during the financial year ended December 31, 2007.

	Development		Exploration		Total
	Gross	Net	Gross	Net	Gross	Net
Wells
Gas	383	130.7	6	2.2	389	132.9
Oil	84	19.9	6	5.3	90	25.2
Service	15	8.4	—	—	15	8.4
Dry	12	5.6	5	2.6	17	8.2

Total	494	164.6	17	10.1	511	174.7

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
Production History (Netback)
The following tables summarize, for each quarter of the Trust’s most recent financial year, certain information in respect of production, product prices received, royalties paid, operating expenses and resulting operating netbacks of Pengrowth:

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007

Light Crude Oil
Average Daily Oil Production(1) (bblpd)	27,461	27,083	24,903	25,892
Sales Price (net of hedging gains/losses) ($/bbl)	67.24	71.81	75.10	73.69
Processing and other income ($/bbl)	0.39	0.42	0.90	0.69
Royalties ($/bbl)	(9.88)	(11.90)	(10.65)	(13.86)
Amortization of injectants ($/bbl)	(3.84)	(3.51)	(3.69)	(3.14)
Production Costs (2) ($/bbl)	(13.31)	(15.11)	(16.93)	(15.69)
Operating Netback ($/bbl)	40.60	41.71	44.73	41.69

Heavy Oil
Average Daily Oil Production(1) (bblpd)	6,773	7,254	7,205	7,434
Sales Price (net of hedging gains/losses) ($/bbl)	41.54	43.52	47.30	45.47
Processing and other income ($/bbl)	0.18	0.18	0.50	0.19
Royalties ($/bbl)	(5.23)	(5.33)	(6.90)	(5.91)
Production Costs (2) ($/bbl)	(13.15)	(15.37)	(9.43)	(12.92)
Operating Netback ($/bbl)	23.34	23.00	31.47	26.83

NGLs
Average Daily NGL Production(1) (bblpd)	9,918	8,519	9,883	9,319
Sales Price (net of hedging gains/losses) ($/bbl)	49.67	56.42	61.69	67.64
Royalties ($/bbl)	(14.05)	(17.53)	(18.82)	(23.61)
Production Costs(2) ($/bbl)	(12.02)	(13.57)	(10.96)	(14.29)
Operating Netback ($/bbl)	23.60	25.32	31.91	29.74

Natural Gas
Average Daily Gas Production(1) (Mcfpd)	275,495	280,667	261,976	250,117
Sales Price (net of hedging gains/losses) ($/Mcf)	7.91	7.61	6.67	6.90
Processing and other income ($/Mcf)	0.15	0.16	0.19	0.18
Royalties ($/Mcf)	(1.67)	(1.47)	(0.92)	(1.22)
Production Costs(2) ($/Mcf)	(2.10)	(2.24)	(1.58)	(2.11)
Operating Netback ($/Mcf)	4.29	4.06	4.36	3.75

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007

Barrels of Oil Equivalent Basis(3)
Average Daily Production(1) (boepd)	90,068	89,633	85,654	84,331
Sales Price (net of hedging gains/losses) ($/boe)	53.30	54.39	53.34	54.58
Processing and other income ($/boe)	0.58	0.66	0.90	0.76
Royalties ($/boe)	(10.06)	(10.30)	(8.67)	(11.01)
Amortization of injectants ($/boe)	(1.17)	(1.06)	(1.07)	(0.97)
Production Costs(2) ($/boe)	(12.78)	(14.13)	(11.84)	(13.80)
Operating Netback ($/boe)	29.87	29.56	32.66	29.56
Notes:
(1)	Before the deduction of royalties.

(2)	Includes transportation costs. Net of processing and other income.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one boe.
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

($ thousands,
unless otherwise indicated)
Value of Total Proved Plus Probable Reserves discounted at 10%	5,455,881
Undeveloped lands (1)	239,893
Working capital deficit (2)	(34,423)
Reclamation funds	18,094
Long-term debt	(1,203,236)
Fair value of risk management contracts (3)	(79,401)
Other liabilities (4)	(87,192)
Asset retirement obligations (5)	(206,868)

Net asset value	4,102,748
Units outstanding (000’s)	246,846
NAV per unit	$16.62
Notes:
(1)	Pengrowth’s internal estimate, calculated using the average land sale prices paid in 2007 in Alberta, Saskatchewan and British Columbia.

(2)	Excludes distributions payable, current portion of risk management contracts and future income taxes.

(3)	Represents the total fair value of risk management contracts at December 31, 2007.

(4)	Other liabilities include convertible debt and non-current contract liabilities.

(5)	The asset retirement obligation is based on Pengrowth’s estimate of future site restoration and abandonment liabilities, discounted at 10 percent, less that portion of the asset retirement obligations costs that are included in the value of Total Proved Plus Probable Reserves.

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
Historical Distributions
We currently have set the level of monthly cash distributions at $0.225 per Trust Unit. However, distributions can and may fluctuate in the future. The availability of cash flow for the payment of distributions is derived mainly from producing and selling our oil, natural gas and related products and as such will at all times be dependent upon a number of factors, including resource prices, production rates and contributions to the reserve fund. The Board of Directors will continue to examine distributions on a monthly basis while considering overall market conditions prior to setting the distribution level each month. The Board of Directors cannot assure you that cash flow will be available for distribution to Unitholders in the amounts anticipated or at all. See “Risk Factors”.
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
Under the existing provisions of the Tax Act, Pengrowth can generally deduct in computing its income for a taxation year any amount of income that it distributes to Unitholders in the year and, on that basis, Pengrowth is generally not liable for any material amount of tax. The SIFT Legislation will change the manner in which the Trust and its distributions are taxed beginning January 1, 2011 (provided that the Trust is not considered to have undergone an “undue expansion” during the Interim Period, as set out in the Normal Growth Guidelines, which could result in the SIFT Legislation applying to the Trust at an earlier date). More specifically, the Trust will not be able to deduct certain portions of its distributed income (referred to as “specified income”) and will become subject to a distribution tax on such specified income at a special tax rate that approximates the tax rate applicable to a taxable Canadian corporation. The SIFT Legislation characterizes specified income to include: (i) income (other than dividends that the Trust could, if it were a corporation, deduct under the Tax Act) from the Trust’s non-portfolio properties; and (ii) taxable capital gains from the Trust’s dispositions of non-portfolio properties. Under the current SIFT Legislation, the proposed tax will be 29.5 percent in 2011 and 28 percent in 2012, based upon a 13 percent provincial tax rate and a federal tax rate of 16.5 percent reducing to 15 percent in 2012.T On February 26, 2008, the Minister released the Budget. The Budget proposes to replace this 13% provincial tax rate with the applicable provincial income tax rates for each province in which the SIFT has a permanent establishment, based on a provincial allocation formula. To simplify the application of the SIFT Legislation, we have assumed a provincial tax rate of 10%, being the applicable rate in Alberta where we anticipate 78 percent of our revenue will be generated in 2008. In accordance with this assumption and subject to the availability of tax pools, the application of the SIFT Legislation will reduce the amount of cash available to the Trust to distribute to its Unitholders by an amount equal to 26.5 percent in 2011 (and by 25 percent in 2012 and thereafter) multiplied by the amount of the pre-tax income distributed by the Trust. There can be no assurance that the Budget will become law and, until it does, the proposed reduction to the provincial tax rate will not become effective.
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
Treatment of Distributions
Distributions by us to a United States holder generally will not be taxable to the United States holder for federal income tax purposes to the extent of its tax basis in its Trust Units immediately before the distribution. Cash distributions in excess of a United States holder’s tax basis generally will be considered to be gain from the sale or exchange of the Trust Units, taxable in accordance with the rules described under “Certain Income Tax Considerations – United States Federal Income Considerations – Disposition of Trust Units” below.
Basis of Trust Units
A United States holder’s initial tax basis for its Trust Units will be the amount paid for the Trust Units. That basis will be increased by its share of our income and decreased (but not below zero) by distributions to it from us, by the United States holder’s share of our losses and deductions, and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. See “Certain Income Tax Considerations – United States Federal Income Tax Considerations – Disposition of Trust Units – Recognition of Gain or Loss” below.
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
Constructive Termination
We will be considered to have been terminated for United States federal income tax purposes if there is a sale or exchange of 50 percent or more of the total Trust Units within a 12-month period. A termination of the Trust will result in a decrease in tax depreciation available to the United States holders thereafter and in the closing of our taxable year for all United States holders. In the case of a United States holder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months’ taxable income or loss of the Trust being includable in its taxable income for the year of termination. New tax elections would have to be made by us, including a new election under Section 754 of the Code. Adverse tax consequences could ensue if we were unable to determine that the termination had occurred. Finally, a termination of the Trust could result in taxation of the Trust as a corporation if the Qualifying Income Exception were not met in the short taxable years caused by termination. See “Certain Income Tax Considerations – United States Federal Income Tax Considerations – Classification of the Trust as a Partnership” above.
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
Disposition of Trust Units by Redemption
The tax consequences of a redemption of Trust Units are complex and depend in part upon whether some or all of a United States holder’s Trust Units are redeemed. The tax consequences of a redemption of all of a United States holder’s Trust Units should generally be the same as discussed above under “Certain Income Tax Considerations – United States Federal Income Tax Considerations – Disposition of Trust Units – Recognition of Gain or Loss” above. United States holders contemplating a redemption of some or all of their Trust Units should consult their tax advisors.

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
Pricing and Marketing – Oil
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

Pricing and Marketing – Natural Gas
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
Pricing and Marketing – Natural Gas Liquids
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
Directors and Officers of the Manager
The name, jurisdiction of residence, position held and principal occupation of each director and officer of Pengrowth Management are set out below:

Name and Jurisdiction	Position with
of Residence	Pengrowth Management	Principal Occupation

James S. Kinnear Alberta, Canada	President and Director (since 1982)	President Pengrowth Management Limited

Gordon M. Anderson Alberta, Canada	Vice President, Financial Services (since 2001) Vice President, Treasurer (1998-2001) Treasurer (1995-1998)	Vice President, Financial Services Pengrowth Management Limited

Grant A. Henschel Alberta, Canada	Vice President, Engineering	Vice President, Engineering Pengrowth Management Limited

Leslie F. Kende Alberta, Canada	Vice President, New Ventures	Vice President, New Ventures Pengrowth Management Limited

Robert M. Nicolay Alberta, Canada	Vice President, Business Development	Vice President, Business Development Pengrowth Management Limited

Charles V. Selby Alberta, Canada	Corporate Secretary (since 1993) Treasurer	President Selby Professional Corporation
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

Directors and Officers of the Corporation
The name, jurisdiction of residence, position held and principal occupation of each director and officer of the Corporation are set out below:

			Trust Units
			Controlled or
Name and Jurisdiction	Position with		Beneficially
of Residence	Pengrowth Corporation	Principal Occupation	Owned(1)

James S. Kinnear	President, Chairman, Director and	President	5,996,238
Alberta, Canada	Chief Executive Office (since 1988)	Pengrowth Management Limited

Thomas A. Cumming(2)(4)(5)	Director (since 2000)	Business Consultant	8,678
Alberta, Canada

Wayne K. Foo(2)(3)	Director (since 2006)	President	3,843
Alberta, Canada		Petro Andina Resources Ind.

Kirby L. Hedrick(2)(5)	Director (since 2005)	Business Consultant	4,000
Wyoming, United States of America

Michael S. Parrett(3)(4)(5)	Director (since 2004)	Business Consultant	4,000
Ontario, Canada

A. Terence Poole(3)(5)	Director (since 2005)	Business Consultant	30,000
Alberta, Canada

D. Michael G. Stewart(2)(4)	Director (since 2006)	Principal of the Ballinacurra Group,	13,370
Alberta, Canada		Corporate Director

Nicholas C.H. Villiers	Director (since 2007)	Business Consultant	—
London, England

John B. Zaozirny(3)(4)	Director (since 1988)	Counsel, McCarthy Tétrault	35,100
Alberta, Canada		Barristers and Solicitors

Gordon M. Anderson	Vice President (since 2001)	Vice President, Financial Services	21,066
Alberta, Canada	Vice President, Treasurer (1997-2001)	Pengrowth Management Limited
	Treasurer (1995-1997)
	Chief Financial Officer (1991-1998)

Douglas C. Bowles	Vice President and Controller	Vice President and Controller	11,446
Alberta, Canada	(since March 1, 2006)	Pengrowth Corporation
	Controller (since 2005)

James E.A. Causgrove	Vice President, Production and	Vice President, Production and	23,621
Alberta, Canada	Operations (since 2005)	Operations Pengrowth Corporation

Peter Cheung	Vice President (since 2008)	Vice President and Treasurer	17,428
Alberta, Canada	Treasurer (since 2005)	Pengrowth Corporation

William G. Christensen	Vice President, Strategic Planning and	Vice President, Strategic	15,821
Alberta, Canada	Reservoir Exploitation (since 2005)	Planning and Reservoir Exploitation Pengrowth Corporation

James M. Donihee	Vice-President and Chief of Staff	Vice-President and Chief of Staff	7,086
Alberta, Canada	(since 2007)	Pengrowth Corporation

			Trust Units
			Controlled or
Name and Jurisdiction	Position with		Beneficially
of Residence	Pengrowth Corporation	Principal Occupation	Owned(1)

Charles V. Selby Alberta, Canada	Vice President and Corporate Secretary (since 2005)	President Selby Professional Corporation	146,916
	Corporate Secretary (since 1993)

Larry B. Strong	Vice President, Geosciences (since 2005)	Vice President, Geosciences	37,118
Alberta, Canada		Pengrowth Corporation

Christopher G. Webster	Chief Financial Officer (since 2005)	Chief Financial Officer	37,065
Alberta, Canada	Treasurer (2000 – 2005)	Pengrowth Corporation

Notes:

(1)	As at December 31, 2007 and excluding Trust Units issuable upon the exercise of outstanding options, rights or deferred entitlement units.

(2)	Member of Reserves, Operations and Environmental, Health and Safety Committee.

(3)	Member of Corporate Governance Committee.

(4)	Member of Compensation Committee.

(5)	Member of Audit Committee.
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

Financially
Name	Independent	Literate	Relevant Education and Experience

Thomas A. Cumming	Yes	Yes	Mr. Cumming was President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool, and serves as a Director of the Alberta Capital Market Foundation. He is also a past president of the Calgary Chamber of Commerce. Mr. Cumming is a professional engineer and holds a Bachelor of Applied Science degree in Engineering and Business from the University of Toronto.

Michael S. Parrett	Yes	Yes	Mr. Parrett is currently an independent consultant providing advisory service to various companies in Canada and the United States. Mr. Parrett is Chairman of Gabriel Resources Limited, a member of the board of Fording Inc. and is serving as a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. Mr. Parrett is a chartered accountant and holds a Bachelor of Arts in Economics from York University.

Financially
Name	Independent	Literate	Relevant Education and Experience

A. Terence Poole	Yes	Yes	Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth. He retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development. Mr. Poole currently serves on the board of directors for Methanex Corporation and Synenco Energy Inc. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation.

Kirby L. Hedrick	Yes	Yes	Mr. Hedrick has extensive engineering and senior management experience in the United States and internationally, retiring in 2000 as Executive Vice-President, Upstream of Phillips Petroleum. He currently serves on the board of directors of Noble Energy Inc. and has recently been appointed to the Wyoming Environmental Quality Council. Mr. Hedrick received a Bachelor of Science and Mechanical Engineering degree from the University of Evansville, Indiana in 1975. He completed the Stanford Executive Program in 1997 and the Stanford Corporate Governance Program in 2003.
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
EXECUTED as to our report referred to above:
GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, September 15, 2008

(signed) “Doug R. Sutton”
Doug R. Sutton, P.Eng.
Vice-President

APPENDIX B
Report Of Management And Directors On
Oil And Gas Disclosure On Form 51-101F3

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE
Management of Pengrowth Corporation (the “Company”) are responsible for the preparation and disclosure of information with respect to the oil and gas activities of Pengrowth Energy Trust (the “Pengrowth Trust”) in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.
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
The Reserves, Operations and Environmental, Health and Safety Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves, Operations and Environmental, Health and Safety Committee, approved
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

September 15, 2008

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

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.
4.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because he or she had a relationship identified in paragraph 3 if that relationship ended before March 30, 2004.

5.	For the purposes of paragraphs 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.
6.	For the purposes of paragraph 3(f), direct compensation does not include
(a)	remuneration for acting as a member of the Board or any Board committee of Pengrowth, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.
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
Standard of “Independence”
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

B-2

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
General Commentary to Section 303A.02(b):
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions in Section 303A.02(b), listed companies

C-2

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

EXHIBIT 1
CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.
We hereby consent to the reference to us in this Amendment No. 1 to the Annual Report on Form 40-F of Pengrowth Energy Trust and all other references to my name included or incorporated by reference in: (i) Pengrowth Energy Trust’s Amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2007 and (ii) the Registration Statement on Form F-3 (File No. 333-143810) and the Registration Statement on Form F-10 (File No. 333-146928), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended as applicable.

Date: September 15, 2008 Calgary, Alberta	/s/ GLJ Petroleum Consultants Ltd. GLJ Petroleum Consultants Ltd.

EXHIBIT 2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with Amendment No. 1 to the Annual Report of Pengrowth Energy Trust (the “Company”) on Form 40-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James S. Kinnear, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 15, 2008	/s/ James S. Kinnear James S. Kinnear Chairman, President and Chief Executive Officer

EXHIBIT 3
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002
     In connection with Amendment No. 1 to the Annual Report of Pengrowth Energy Trust (the “Company”) on Form 40-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Christopher G. Webster, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 15, 2008	/s/ Christopher G. Webster Christopher G. Webster Chief Financial Officer

EXHIBIT 4
CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, James S. Kinnear, certify that:
1.	I have reviewed this Amendment No. 1 to the annual report on Form 40-F of Pengrowth Energy Trust;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.	The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and
5.	The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated: September 15, 2008	/s/ James S. Kinnear James S. Kinnear Chairman, President and Chief Executive Officer

EXHIBIT 5
CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES
EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002
I, Christopher G. Webster, certify that:
1.	I have reviewed this Amendment No. 1 to the annual report on Form 40-F of Pengrowth Energy Trust;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.	The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and
5.	The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated: September 15, 2008	/s/ Christopher G. Webster Christopher G. Webster Chief Financial Officer