Form 40-F
period 2008-12-31
PENGROWTH ENERGY TRUST
filed 2009-03-25
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008       Commission File Number: 1-31253
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
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
copies to:

Brad D. Markel Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street SW Calgary, Alberta T2P 4K7 Canada (403) 298-3100	Edwin S. Maynard Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 USA (212) 373-3000
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Trust Units	New York Stock Exchange
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
     There were 256,075,997 Trust Units, of no par value, outstanding as of December 31, 2008.
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
Yes  ☑     No  ☐
     This report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement on Form F-3 (File No. 333-143810) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT
     The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

Appendix	Documents
A	Pengrowth Energy Trust Annual Information Form for the year ended December 31, 2008.

B	Management’s Discussion and Analysis.

C	Consolidated Financial Statements of Pengrowth Energy Trust, including Management’s Report to Unitholders, the Auditors’ Reports and note 24 thereof which includes a reconciliation of the Consolidated Financial Statements to United States generally accepted accounting principles.

D	Oil and Gas Producing Activities Prepared in Accordance with SFAS No. 69 — “Disclosures about Oil and Gas Producing Activities”.

E	Pengrowth Energy Trust Code of Business Conduct and Ethics dated February 17, 2009.
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
Certifications. See Exhibits 3, 4, 5 and 6 to this Annual Report on Form 40-F.
Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure Controls and Procedures” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Internal Control Over Financial Reporting” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditors’ Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2008, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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
ADDITIONAL DISCLOSURE
Certain disclosure regarding the corporate governance practices of the Registrant, including disclosure of the Registrant’s principal accountant fees and services, pre-approval policies and procedures, code of ethics and off-balance sheet arrangements, is included on pages 100, 100, 103 and 103, respectively, of the Annual Information Form contained in Appendix A. Disclosures regarding the Registrant’s contractual obligations is included on page 29 of Management’s Discussion and Analysis contained in Appendix B.
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
CONSENT TO SERVICE OF PROCESS
Form F-X signed by the Registrant and its agent for service of process has been filed with the Commission together with Form F-10 (333-146928) in connection with its securities registered on such form.
Any changes to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2009	PENGROWTH ENERGY TRUST by its Administrator PENGROWTH CORPORATION
	By:	/s/ James S. Kinnear
James S. Kinnear
Chairman, President and Chief Executive Officer

APPENDIX A
PENGROWTH ENERGY TRUST ANNUAL INFORMATION FORM FOR THE YEAR
ENDED DECEMBER 31, 2008

PENGROWTH ENERGY TRUST
ANNUAL INFORMATION FORM
For the year ended December 31, 2008
March 24, 2009

- iii -

Unless otherwise indicated, all of the information provided in this Annual Information Form is as at December 31, 2008.

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
“Royalty Unitholder” refers to a holder of Royalty Units;
“Royalty Units” refers to the royalty units of the Corporation created and issued pursuant to the Royalty Indenture;
“SIFT Legislation” refers to the Specified Investment Flow-Through legislation and has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;
“Trust” refers to Pengrowth Energy Trust;
“Trust Indenture” refers to the amended and restated trust indenture of the Trust, dated June 18, 2008;
“Trust Units” refers to the trust units of the Trust created and issued pursuant to the Trust Indenture; and
“Unitholders” refers to holders of Trust Units, class A trust units and special units, as the context requires.
Engineering
“Company Interest” is equal to Pengrowth’s gross interest plus Pengrowth’s Royalty Interest; that is, the Working Interest share of production or reserves prior to the deduction of royalties plus the interest in production or reserves at the wellhead;
“Contingent Resources” are those quantities of petroleum estimated, on a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent Resources do not constitute, and should not be confused with, reserves;
“Developed Non-Producing Reserves” refers to those reserves that either have not been on production, or have previously been on production but are shut-in and the date of resumption of production is unknown;
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
“future net revenue” refers to the estimated net amount to be received with respect to the development and production of reserves computed by deducting, from estimated future revenues, estimated future royalty obligations, costs related to the development and production of reserves and abandonment and reclamation costs (corporate general and administrative expenses and financing costs are not deducted);
“GLJ” refers to GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta;
“GLJ Report” refers to the report prepared by GLJ, dated February 6, 2009 with an effective date of December 31, 2008;
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
“Possible Reserves” are those additional reserves that are less certain to be recovered than Probable Reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated Proved plus Probable plus Possible Reserves.
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
“Reserve Life Index” refers to the number of years determined by dividing the Company Interest Total Proved plus Probable Reserves of a property by the 2009 Company Interest estimated Total Proved plus Probable production from such property. The reserves and the 2009 estimated production for such property come from the GLJ Report;
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
“Undeveloped Reserves” refers to those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. the cost of drilling a well) is required to render them capable of production; they must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned; and
“Working Interest” refers to the percentage of undivided interest, excluding royalty interest, held by Pengrowth in an oil and gas property.
Abbreviations
“API” refers to the American Petroleum Institute;
“oAPI” refers to an indication of the specific gravity of crude oil measured on the API gravity scale;
“bbl”, “Mbbl”, “MMbbl” and “Bbbl” refers to barrels, thousands of barrels, millions of barrels and billions of barrels, respectively;
“bblpd” refers to barrels per day;
“boe”, “Mboe” and “MMboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or NGLs or six Mcf of natural gas;
“boepd” refers to barrels of oil equivalent per day;
“bwpd” refers to barrels of water per day;
“CBM” refers to natural gas, primarily methane, producible from coal seams, commonly called coal bed methane;
“EDGAR” refers to the Electronic Data Gathering Analysis and Retrieval System maintained by the SEC;
“GAAP” or “Canadian GAAP” refers to generally accepted accounting principles in Canada;
“$M” and “$MM” refers to thousands of dollars and millions of dollars, respectively;
“MMBtu” refers to million British thermal units;
“Mcf” and “MMcf” refers to thousands of cubic feet and millions of cubic feet, respectively;

“Mcfe” refers to thousand cubic feet of natural gas equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil or one barrel of NGLs;
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

CONVERSION
In this Annual Information Form, measurements are given in standard imperial or metric units only. The following table sets forth certain standard conversions:

To Convert From	To	Multiply by

Mcf	cubic metre	28.174
bbl	cubic metre	0.159
cubic metre	bbl	6.29
metre	feet	3.281
mile	kilometre	1.609
kilometre	mile	0.621
acre	hectare	0.405
Unless otherwise stated, all sums of money referred to in this Annual Information Form are expressed in Canadian dollars.

PRESENTATION OF OUR FINANCIAL INFORMATION
Financial information in this Annual Information Form has been prepared in accordance with Canadian GAAP. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 24 to our audited annual consolidated financial statements for the year ended December 31, 2008, which are available on the SEDAR website at www.sedar.com and in our current Form 40-F, which is available through EDGAR at the SEC’s website at www.sec.gov.
PRESENTATION OF OUR RESERVE INFORMATION
National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only Proved Reserves but also Probable Reserves, Possible Reserves and Contingent Resources, and to disclose reserves and production on a gross basis before deducting royalties. Probable Reserves and Possible Reserves are of a higher risk and are less likely to be accurately estimated or recovered than Proved Reserves. Contingent Resources are higher risk than Probable Reserves and Possible Reserves and are less likely to be accurately estimated or recovered than Probable Reserves or Possible Reserves. Because we are permitted to prepare this Annual Information Form in accordance with Canadian disclosure requirements, we have disclosed in this Annual Information Form reserves designated as Probable Reserves, Possible Reserves and Contingent Resources and have disclosed reserves and production on a gross basis before deducting royalties.
The SEC generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others, which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. If this Annual Information Form was required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would prohibit Probable Reserves, Possible Reserves and Contingent Resources from being disclosed. Moreover, in accordance with Canadian practice, we have determined and disclosed reserves and estimated future net cash flow therefrom using both forecast and constant prices and costs; for the constant prices and costs case, prices and costs in effect as of December 31, 2008 were held constant for the economic life of the reserves. The SEC does not permit the disclosure of reserves and estimated future net cash flow therefrom based on forecast prices and costs and generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. For a description of these and additional differences between Canadian and U.S. standards of reporting reserves, see “Risk Factors — Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States”. Additional information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to our oil and gas reserves is set forth in our current Form 40-F, which is available through EDGAR at the SEC’s website at www.sec.gov.
FORWARD-LOOKING STATEMENTS
This Annual Information Form contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Annual Information Form include, but are not limited to benefits and synergies resulting from Pengrowth’s corporate and asset acquisitions, business strategy and strengths, goals, focus and the effects thereof, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, production additions from Pengrowth’s 2009 development program, remaining producing reserves lives, operating expenses, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, taxability of distributions, the impact of proposed changes to

Canadian tax legislation or U.S. tax legislation, abandonment and reclamation costs, government royalty rates (including estimated increase in royalties paid and estimated decline in net present value of reserves and 2009 cash flows) and expiring acreage. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Risk Factors” in this Annual Information Form, under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2008, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.
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

PENGROWTH ENERGY TRUST
Introduction
The Trust is an energy investment trust that was created under the laws of the Province of Alberta on December 2, 1988. The purpose of the Trust is to pay distributions to our Unitholders and to purchase and hold Royalty Units and other securities issued by the Corporation, its majority-owned subsidiary, a net profits interest and other securities issued by Esprit Exploration Ltd. as well as other investments and to issue Trust Units to members of the public. The Corporation and Esprit directly and indirectly acquire, own and manage working interests and royalty interests in oil and natural gas properties. The Trust and the Corporation are presently managed by the Manager pursuant to a management agreement that expires June 30, 2009, following which the Corporation will be managed pursuant to an ordinary corporate governance structure and the Unitholders will be asked to consider and approve the delegation of additional authority by the Trustee to the Corporation in its capacity as administrator of the Trust. See “Pengrowth Management Limited — Management Agreement”. The head office and registered office of the Trust is located at 2100, 222 — 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4.
The Trust
The Trust is governed by the Trust Indenture. Under the Trust Indenture, the Trust has issued Trust Units and class A trust units to Unitholders who are the beneficiaries of the Trust. Each Trust Unit and class A trust unit represents a fractional undivided beneficial interest in the Trust. Our Unitholders receive monthly distributions as declared by the Board in respect of the royalty (“Royalty”) the Corporation pays to the holders of the Royalty Units, and in respect of investments that are held by the Trust.
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
The Corporation
The Corporation was created under the laws of the Province of Alberta on December 30, 1987. The name of the Corporation was changed from “Pengrowth Gas Corporation” to “Pengrowth Corporation” in 1998. The Corporation has 1,100 common shares presently outstanding, 1,000 of which are owned by the Trust and 100 of which are owned by the Manager. The common shares do not participate in any distributions from the Corporation.
The Corporation acquires, owns and operates Working Interests and Royalty Interests in oil and natural gas properties. The Corporation has issued Royalty Units, which entitle the holders thereof to receive a 99 percent share of the “royalty income” related to the oil and natural gas interests of the Corporation.
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

Esprit Exploration Ltd. was acquired in connection with Pengrowth’s business combination with Esprit Energy Trust. Esprit Exploration Ltd. was created under the laws of Canada. See “General Development of Pengrowth Energy Trust — Historical Developments”.
The Manager
The Manager was created under the laws of the Province of Alberta on December 16, 1982. The principal business of the Manager is that of a specialty fund manager. Pursuant to a management agreement that expires June 30, 2009, the Manager currently provides advisory, management, and administrative services to the Trust and the Corporation. See “Pengrowth Management Limited - Management Agreement”. The Manager also attends to the acquisition, development, operation and disposition of oil and natural gas properties and other related assets on behalf of the Corporation. These functions will be internalized and undertaken by the Corporation following expiry of the Management Agreement.
James S. Kinnear, President and a director of the Manager and Chairman, President, Chief Executive Officer and a director of the Corporation, owns, directly or indirectly, all of the issued and outstanding voting securities of the Manager. For a more comprehensive description of the Manager, see “Pengrowth Management Limited”.
Intercorporate Relationships
The following diagram illustrates the organizational structure of Pengrowth as of January 1, 2009:

Business Strategy and Strengths
Our goal over the longer term is to maximize returns to the Unitholders through cash distributions on a per Trust Unit basis and enhancing the value of the Trust Units. Our business model balances our distributions with our capital program while considering our level of indebtedness and our sources of equity and debt capital. We focus on making accretive acquisitions and financing those acquisitions with a prudent combination of debt and equity, adding reserves and production through development and limited exploration drilling, and maximizing the value of our mature property base by effectively exploiting our properties, which includes the use of new technologies and achieving operational efficiencies. Our core operational expertise is in conventional oil and gas production, enhanced oil recovery, shallow gas drilling and in CBM development. We are engaged in CO2 floods through our participation in the Weyburn Unit and pilot projects at our Judy Creek field and South Swan Hills field. We are experienced in the conduct of conventional operations and the application of new technologies to enhance the value of long life proven producing assets. We rely on our expertise in enhanced oil recovery technology and waterflood management as well as infill drilling to partially offset production declines in our mature oil properties. Development drilling and the installation of additional compression help to extend the operating life of our mature gas properties. We use a portion of our cash flow from operations for the effective maintenance of our asset base and to pursue attractive development opportunities to offset part of our ordinary production declines. We have a substantial amount of undeveloped acreage over which we control operations. This undeveloped land provides future drilling opportunities, which includes limited lower risk exploration. Our operations are presently focused substantially in the Western Canadian Sedimentary Basin. We also have experience in offshore operations through our 8.4 percent participation in the Sable Offshore Energy Project.
Our ability to pay out distributions over the longer term is dependent upon our ability to make acquisitions and to conduct effective operations and investments in our existing properties such that the operating cashflow, net of capital expenditures, is maintained or grows on a per unit basis. As we address ordinary declines in production from our existing assets through development capital projects, we also consider the acquisition of domestic and international oil and gas assets. We evaluate acquisition and development opportunities based upon the following criteria:
Acquisitions
•	Acquisitions should yield economic returns above Pengrowth’s cost of capital and be accretive on a per Trust Unit basis based upon current forecast parameters. In determining economic value and whether an acquisition is accretive, we examine the profile of production, operating costs, capital costs, abandonment expenses, commodity price forecasts and other key variables and compare that with the profile of our existing asset base to understand the impact over time in terms of cash flow, production, reserves and distributions on a per Trust Unit basis.

•	The projected future net cash flow from the properties should exceed the aggregate purchase price of the properties and provide a reasonable rate of return.

•	Properties to be acquired should be high quality, relatively long life and proven producing properties. Pengrowth gives priority to properties with:
o	low anticipated capital expenditures relative to the cash generation potential of the properties;

o	relatively low operating costs or high netbacks;

o	experienced, well regarded industry operators and, preferably, where operatorship may be assumed by Pengrowth;

o	favourable production history;

o	upside potential through infill drilling, limited exploration drilling, improved field operations and other development activities;

o	potential synergies with our current properties and areas of our core expertise; and

o	low environmental and site remediation risk.
•	Generally each purchase of new properties must be based on an independent engineering report.
Development
•	Development investments should provide a high rate of return or be necessary to maintain existing production operations. Pengrowth prioritizes its development investments based on:
o	the net present value of future net revenue created by the capital invested;

o	rate of return;

o	timing of production;

o	potential for continued development; and

o	those investments necessary to maintain existing facilities and wells.
Our structure, ability to access capital and cost of capital has historically allowed Pengrowth to bid competitively for oil and natural gas properties. However, our cost of capital has been increased by the announcement of the SIFT Legislation, recent declines in commodity prices and the impact of the global recession.
SIFT Legislation Considerations
On October 31, 2006, the Department of Finance (Canada) (“Finance”) announced proposed tax measures which will materially and adversely change the manner in which Pengrowth is taxed and will also change the character of the distributions to Unitholders for Canadian federal income tax purposes. On June 22, 2007, the SIFT Legislation became law when Bill C-52 received royal assent. It is expected that the SIFT Legislation will apply to Pengrowth and its Unitholders commencing in 2011, provided that Pengrowth does not exceed the limits on “normal growth” prior to that time.
On July 14, 2008, Finance announced proposals that would permit the conversion of a trust to a corporation on a tax-deferred basis (the “SIFT Conversion Rules”). Finance also announced changes to these rules on November 28, 2008 and introduced a notice of ways and means motion on January 27, 2009 implementing the SIFT Conversion Rules. On March 12, 2009, the SIFT Conversion Rules received royal assent in Bill C-10. The SIFT Conversion Rules contain legislation which permits a conversion of a trust to a corporation to occur on a tax-deferred basis under two general types of commercial structures: (i) an exchange transaction, whereby unitholders of a trust would exchange their units for securities issued by a corporation, or (ii) a dissolution transaction, whereby the trust would distribute the securities it holds in its corporate subsidiary to its unitholders in consideration for the redemption of the unitholders’ units. Under either scenario, it is expected that the shares received by the unitholders would be issued by the new “public” entity and would be listed on the TSX or some other public stock exchange. The SIFT Conversion Rules also include certain provisions which permit the consolidation of the trust’s structure to occur on a tax-deferred basis. The SIFT Conversion Rules require that the exchange transaction or the dissolution transaction, as the case may be, be implemented prior to 2013. Alternative structures may also exist to enable a SIFT conversion after that date on a tax deferred basis.
We believe our structure provides significant value for our Unitholders and there may not be any immediate incentive to make a material structural change. We will continue to carefully manage our tax pools to offset taxes payable by Pengrowth and mitigate the impact of the new tax on our Unitholders after 2010. Sufficient tax pool balances may exist in the Corporation and the Trust to mitigate the impact of the SIFT Legislation for several years beyond January 1, 2011.
We believe there will be an ongoing demand from investors for strong yield investments, particularly in present uncertain economic times, and we are actively investigating a number of alternative structures and solutions to determine the structure that is most advantageous to our Unitholders.
GENERAL DEVELOPMENT OF PENGROWTH ENERGY TRUST
Recent Developments
2009 Forecast Capital, Production and Operating Costs
On December 18, 2008, Pengrowth released the details of its 2009 capital expenditure program and provided guidance on production and operating costs for 2009. Pengrowth’s 2009 development capital expenditure program consists of up to $189 million, plus an additional $20 million for the Lindbergh Oil Sands project. Expenditures on information technology and leasehold improvements add an additional $6 million to the announced 2009 capital program. Pengrowth also announced that should the commodity price outlook improve, up to an additional $35 million in capital projects were in an advanced stage of preparation and could be funded.
Recent low commodity prices and the current commodity price outlook have caused Pengrowth to significantly reduce capital funding from recent levels. Pengrowth relies on undistributed cash from operations to partially fund the capital program. The Board of Directors considered a number of factors in establishing the budget for 2009, including anticipated cash flow from operations based upon forecast commodity prices, the level of distributions paid by the Trust, Pengrowth’s level of indebtedness, Pengrowth’s access to capital and cost of capital and anticipated year end 2009 production that will result from the capital program. In deciding which projects to fund, Pengrowth reviewed its extensive portfolio and identified those projects that are estimated to create the greatest value for each dollar invested. The remainder of the projects identified were deferred to 2010 or subsequent years. This deferral does not impact Pengrowth’s reserves but will impact production declines in 2009.
On January 1, 2009, the Government of Alberta implemented the new royalty framework (the “New Royalty Framework”) and the transitional royalties (the “Transitional Royalties”), which apply to wells drilled after November 18, 2008 and to production from those wells through December 31, 2013. In determining which programs to include in the 2009 capital program, Alberta’s two new royalty regimes were taken into consideration. These two royalty regimes, at commodity prices seen in the last two years, do adversely affect value creation for Pengrowth, and, as a result, will change how Pengrowth allocates capital in the future. However, at current price levels and forecasted production rates, the new royalty regimes are only slightly different than the previous royalty regimes. In addition, the difference between the newer Transitional Royalties and the New Royalty Framework at current prices is minimal. As an indication of this minimal difference, in evaluating reserves for year-end reporting, the difference between the two royalty regimes was less than 500 Mboe (less than 1%) in royalties, when using GLJ forecast prices and costs.
Pengrowth expects to fund its 2009 capital expenditure program through a combination of undistributed cash from operations, available credit facilities, distribution reinvestment program proceeds and proceeds from the exercise of rights and options. Pengrowth may also issue Trust Units under the Equity Distribution Program or by other means. See “General Development of Pengrowth Energy Trust — Recent Developments — At-the-Market Equity Distribution Program” set out below.
The table below describes the forecasted capital, production and operating costs for 2009: This 2009 program anticipates drilling an estimated 656 gross wells (370 net wells).

Planned Capital Expenditures	($ millions)	(% of Total)

Drilling and Completions	$126	67%
Plant and Facilities	50	26%
Land and Seismic	10	5%

Planned Capital Expenditures	($ millions)		(% of Total)

Other (e.g., CO2 Pilot)	3		2%

Total Development Capital	$189		100%
Lindbergh Oil Sands Project	20

Total Development Capital and Lindbergh	$209
Building, IT	6

Total Capital	$215

Average Daily Production Volume (boepd)			76,000 - 78,000(1)

Operating Costs (per boe)	$14.45	(2)

General and Administrative Costs (per boe)	$2.37	(2)(3)

Notes:

(1)	The 2009 estimate excludes potential additions through acquisitions or reductions due to dispositions.

(2)	Assuming production targets for 2009 are achieved.

(3)	Includes management fees of approximately $0.21 per boe based on the remaining term of the contract.
Taxability of Distributions Paid to U.S. Residents
Distributions paid to U.S. residents are treated as partnership distributions for U.S. federal tax purposes and are currently subject to a 15 percent Canadian withholding tax to the extent that such amounts represent a distribution of Pengrowth’s income. Pursuant to the Tax Act, distributions to U.S. resident Unitholders of amounts in excess of Pengrowth’s income (e.g., returns of capital) are also subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol to the Canada-U.S. Convention dated September 21, 2007 (the “Protocol”) to the Canada-United States Tax Convention, 1980 (“Canada-U.S. Convention”), which will increase the amount of Canadian withholding tax from 15 to 25 percent on distributions of income. Under Article IV(7)(b) of the Protocol, U.S. resident Unitholders are denied certain of the benefits under the Canada-U.S. Convention which would otherwise reduce the withholding tax on distributions of Pengrowth’s income from 25 percent to 15 percent (or such lower rate otherwise available under the Canada-U.S. Convention) insofar as Pengrowth has elected to be treated as a partnership, and is therefore a fiscally transparent entity, for U.S. federal income tax purposes. The increase in the Canadian withholding tax rates on distributions of income under the Protocol does not affect returns of capital which would still be subject to a 15 percent Canadian withholding tax. The increase will become effective on January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any additional Canadian withholding tax and changes to tax laws. The Protocol came into force on December 15, 2008 when the two countries formally notified each other that their procedures were complete. We have elected under applicable Treasury Regulations to be treated as a partnership for United States federal income tax purposes. We have the right to elect under applicable Treasury Regulations to be treated as a corporation for United States federal income tax purposes, if such election were determined to be beneficial to Pengrowth and its Unitholders.
Accrete Acquisition
On September 30, 2008, Pengrowth closed the acquisition of Accrete Energy Inc. for total consideration of $120 million paid by the issuance of 4,973,325 Trust Units and the assumption of $22 million of Accrete’s net liabilities. Pengrowth acquired 1,900 boepd of production in the Harmattan gas field and 8.4 MMboe of P+P reserves (before royalties and based on forecast prices and costs). Non-Harmattan assets and certain indebtedness of Accrete were transferred to an exploration company created for the benefit of former shareholders of Accrete. For each Accrete share held, Accrete Shareholders received 0.276624 Trust Units.
Senior Unsecured Notes
On August 21, 2008, the Corporation completed a U.S. $265 million private placement of 6.98 percent senior unsecured ten year notes to a group of U.S. investors, and a $15 million private placement of 6.61 percent senior unsecured ten year notes to a group of Canadian investors (together, the “2008 Senior Notes”). Interest on these notes is payable semi-annually.

Under the note agreement relating to the 2008 Senior Notes (as well as the note agreements relating to the 2007 U.S. Senior Notes, 2003 U.S. Senior Notes and U.K. Senior Notes referred to below under “General Development of Pengrowth Energy Trust — Historical Developments”), the Trust is restricted from making distributions under certain circumstances. See “Distributions — Restrictions on Distributions”.
The terms of the note agreements relating to the 2008 Senior Notes (as well as the note agreements relating to the 2007 U.S. Senior Notes, 2003 U.S. Senior Notes and U.K. Senior Notes referred to below under “General Development of Pengrowth Energy Trust — Historical Developments”) ensure that note holders have priority over the Unitholders with respect to the assets and income of the Trust. In the event that we default on our debts, amounts due and owing to the note holders under the 2008 Senior Notes, 2007 U.S. Senior Notes, the 2003 U.S. Senior Notes and the U.K. Senior Notes must be paid before any distributions can be made to Unitholders. This could result in an interruption of distributions. See “Risk Factors — Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders”.
Credit Facility
On June 13, 2008, the Corporation amended and renewed its $1.2 billion extendible revolving term credit facility syndicated among eleven financial institutions (the “Credit Facility”). The Credit Facility is unsecured, covenant based and has a three-year term expiring June 15, 2011. The Corporation has the option to extend the Credit Facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three-year term. In addition, Pengrowth has a demand operating line of credit for working capital purposes the size of which was increased from $35 million to $50 million as part of the June 13, 2008 amendments.
As at December 31, 2008, availability under these facilities was reduced by drawings of $372 million and by outstanding letters of credit in the amount of approximately $11.6 million.
At-the-Market Equity Distribution Program
On December 14, 2007, Pengrowth entered into an equity distribution agreement (the “Distribution Agreement”) with SG Americas Securities, LLC and FirstEnergy Capital Corp. (collectively, the “Underwriters”) which will permit Pengrowth to distribute up to 25,000,000 Trust Units from time to time through the Underwriters (the “Equity Distribution Program”). In order to issue Trust Units pursuant to the Equity Distribution Program, Pengrowth is required to have filed, and received a receipt for, a base shelf prospectus which is current at the date Trust Units are issued under the Equity Distribution Program. Pengrowth expects to file an updated base shelf prospectus in the first half of 2009. Sales of Trust Units, if any, pursuant to the Distribution Agreement will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the NYSE or the TSX. The Trust Units will be distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution. Should Pengrowth access the Equity Distribution Program, the net proceeds of the distribution of Trust Units combined with debt would be used to fund distributions, development capital expenditures and general business purposes. The volume and timing of sales, if any, will be at Pengrowth’s discretion. No Trust Units were issued under the Equity Distribution Program during the year ended December 31, 2008.
Historical Developments
Pengrowth has grown throughout its history through an active program of acquisitions and financings and through development and exploration activities on its properties. Since 1988, Pengrowth has completed more than 58 acquisitions and has raised in excess of $3.7 billion through 21 public equity offerings. As at December 31, 2008, Pengrowth has distributed approximately $4.1 billion to Unitholders.

During 2007, Pengrowth disposed of certain non-core assets to high-grade its portfolio. Total proceeds from dispositions during 2007 was $476 million. These transactions resulted in a decrease of 21.7 MMboe Proved and 28.4 MMboe Proved Plus Probable Reserves.
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
On January 22, 2007, Pengrowth closed the acquisition of entities that held certain properties from ConocoPhillips Canada for a purchase price of $1.0375 billion, prior to adjustments. This acquisition was funded through Pengrowth’s December 8, 2006 equity offering of 24,265,000 Trust Units at a price of $19.00 per Trust Unit which yielded total gross proceeds of $461,035,000 and from the proceeds of a $600,000,000 bridge credit facility, which has since been repaid in full. The acquisition added 64.7 MMboe of Total Proved Plus Probable Reserves and more than 375,000 acres of undeveloped lands. The acquired properties are high working interest and were a strategic fit to Pengrowth’s existing asset base.
On October 2, 2006, Pengrowth completed a business combination with Esprit Energy Trust, and issued 34,725,157 Trust Units to holders of Esprit trust units. Pengrowth added approximately 60.7 MMboe of Total Proved Plus Probable Reserves and 250,000 net acres of undeveloped land. The Esprit assets include long-life natural gas assets, shallow gas and CBM potential in core areas of Pengrowth expertise.
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
On August 12, 2004, Pengrowth acquired an additional 34.35 percent Working Interest in Pengrowth operated Kaybob Notikewin Gas Unit, adding approximately two MMboe of Total Proved Plus Probable Reserves for $20 million before adjustments. The acquisition increased Pengrowth’s Working Interest in the unit to 99 percent.
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
On May 31, 2004, the Corporation acquired certain properties from Murphy Oil Corporation for $551 million. The properties represent a diverse group of assets within western Canada, encompassing interests in the west central Alberta and Peace River areas (including interests in the McLeod and Deep Basin areas), southern Alberta (including interests in the Countess, Princess and Twining/Three Hills areas), and heavy oil (including interests in the Lindbergh, Tangleflags and Bodo/Cactus areas). The properties also include 219,000 acres of undeveloped land.
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
On May 31, 2001, the Trust issued 10,895,000 Trust Units at $20.70 per Trust Unit to raise gross proceeds of $225.5 million.
On November 10, 2000, the Trust issued 8,165,000 Trust Units at $19.00 per Trust Unit to raise gross proceeds of $155.1 million, which were applied to acquire interests in Goose River, House Mountain, Minnehik Buck Lake, Mitsue and Weyburn from Canadian Natural Resources Limited for cash consideration of $128 million and the transfer of certain properties.
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
Trends
There are a number of business and economic factors which underlie trends in the oil and gas industry that influence the future of our business.

Commodity prices have transitioned from a period of increasing prices in 2007 and early 2008 to substantially reduced prices during the second half of 2008 and early 2009. The period of price increases was accompanied by increases in costs, increased taxes and increased royalties. The higher costs and higher taxes and royalties negatively affect profitability. With lower commodity prices, the level of royalties has declined and, with the economic slowdown, costs are beginning to abate.
Current prices are similar to those seen in early 2005; however, as measured by CERA’s upstream capital cost index, costs are approximately double those of 2005. Pengrowth has mitigated some of the lower prices by forward selling production for 2009, 2010 and 2011, as detailed in the Trust’s Annual Report for the year ended December 31, 2008. Pengrowth’s expectation is that through disciplined commodity price risk management, diligently focusing on reducing costs and through the quality of Pengrowth’s assets, Pengrowth will continue to generate positive operating cash flow.
Lower commodity prices may continue for some time as a result of lower demand due to the global economic downturn and, in the case of natural gas, increasing supply. This economic downturn has seen lower demand for energy including lower oil and gas consumption. In addition, the high prices in 2008 prompted investment in a number of oil and gas projects that will result in additional production at a time of falling demand.
Over the longer term, Pengrowth believes that oil and gas commodity prices will ultimately increase due to falling oil and gas supply and increasing demand. Supply is expected to fall due to a decrease in investment in new oil and gas projects. Historically, low commodity prices have helped promote economic growth as commodity prices are a significant cost for manufacturing and other industries. Partially as a result of the current low oil and gas price outlook, Pengrowth believes there will be an economic recovery which will, in turn, increase oil and gas demand. However, the timing of the recovery is uncertain.
Increases or decreases in the Canadian dollar relative to the U.S. dollar also result in decreases or increases, respectively, in revenue as the main markets for Pengrowth’s oil and gas are either directly priced in U.S. dollars or based on pricing linked to U.S. dollars. As Pengrowth’s operating expenses and capital costs are primarily paid in Canadian dollars, the fluctuation in the Canadian dollar against the U.S. dollar acts to reduce or increase net revenue.
Lower commodity prices and higher costs impact the value and volume of Pengrowth’s reserves. As an example of this impact, the value of Pengrowth’s reserves using the lower constant December 31, 2008 commodity prices is approximately half the value of the reserves using the higher forecasted commodity prices. However, the volume of reserves is only reduced by six percent. Reserves volumes are determined to be the quantity of oil or gas produced as long as the revenue from the production is greater than the operating cost. When commodity prices decline, there is potential for halting production sooner than if the commodity prices were higher. The quality of Pengrowth’s properties are such that there is a minimal impact on the volume due to costs higher than revenue and this contributes to Pengrowth maintaining an outlook of generating positive operating cash flow.
For additional information regarding the Trust’s strategy in this business environment, see “Management’s Discussion and Analysis — Outlook” in the Trust’s Annual Report for the year ended December 31, 2008.
PENGROWTH MANAGEMENT LIMITED
Business
The principal business of the Manager is to provide advisory, management, and administrative services primarily to the Trust and the Corporation under a contract that expires on June 30, 2009. The Manager also previously provided investment advisory and management services in relation to investments by several Canadian pension funds in the energy sector. These investments were subsequently acquired by the Corporation for Royalty Units and cash. The Manager utilizes its extensive experience and employs prudent oil and gas business practices to increase the value of the assets of Pengrowth through effective acquisitions and dispositions, financing arrangements and operations. The Manager has focused to date upon high quality, long life proven producing properties located in Canada. During the balance of the unexpired term of the contact, the Manager will continue to focus upon acquisitions which are strategic and which add value to the Corporation and the Trust on a per Trust Unit basis.
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
Bonus Pool
The Manager has established an annual bonus plan as an incentive to the officers, employees and special consultants of the Manager and the Corporation (excluding the President, James S. Kinnear). The annual bonus plan is carved out from the management fee paid to the Manager, and is calculated as ten percent of the total fees, including the management fee and the performance fee, received by the Manager. Bonuses are paid from time to time to top performing individuals in accordance with criteria recommended by the Manager.
Management Agreement Second Term
Under the terms of the Management Agreement, the Corporation had the right to terminate the Management Agreement effective June 30, 2006 on payment to the Manager of a termination fee and certain other amounts. In the absence of such termination, the Management Agreement continued in effect for a final three year term ending June 30, 2009.
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
Expiry of the Management Agreement
On October 10, 2007, a special committee of the Board of Directors, comprised of all independent members of the Board, was formed for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate governance structure at the end of the term.
Based upon the recommendation of the special committee, the Corporation and James S. Kinnear, as Chief Executive Officer, entered into an executive employment agreement that will be effective July 1, 2009 upon expiry of the Management Agreement and will have a three year term. The Corporation, James S. Kinnear and the Manager also entered into an arrangement to address transitional issues such as the terms upon which certain employees and consultants of the Manager might be offered employment with the Corporation, the expenses of the Manager that will be assumed by the Corporation and a reduction in the entitlement of the Manager to appoint members of the Board of Directors from two to one after the expiry of the executive employment agreement on June 30, 2012. As there will be non-related assets, liabilities and certain business activities remaining within the Manager and other entities controlled by Mr. Kinnear, upon the expiry of the Management Agreement, the executive employment agreement contains provisions addressing permitted activities by those entities during the term of the executive employment agreement. The special committee also expressed its present intention that James S. Kinnear would remain in the position of Chairman of the Board of Directors. On the recommendation of the special committee, the Board created the new position of Vice-Chairman and Lead Independent Director to ensure appropriate independent corporate governance practices for the Board and the Corporation.

Historically, the Manager received $6.95 million in 2008, $6.81 million in 2007 and $9.94 million in 2006 from Pengrowth.
PENGROWTH — OPERATIONAL INFORMATION
As at December 31, 2008, the Corporation had 591 permanent employees. Pengrowth has invested more than $8 billion in the energy sector primarily to purchase mature, proven producing oil and natural gas properties in Canada and to invest in developing these properties.
Principal Properties
The portfolio of properties acquired and held by Pengrowth primarily includes relatively long life, oil and gas producing properties with established production profiles.
Pengrowth obtained the GLJ Report dated February 6, 2009 in respect of the oil and gas properties of Pengrowth effective December 31, 2008. All reserves data presented under this sub-heading is from the GLJ Report and reflects forecast prices and costs. In addition, the following table contains Pengrowth’s average daily production of oil, natural gas and NGLs for the year ended December 31, 2008. Pengrowth’s producing properties as of December 31, 2008 are summarized in the following table:
Summary of Company Interest
at December 31, 2008(1)
(Forecast Prices and Costs)(2)

				P+P
				Value
			Reserve	Before Tax
	P+P	Remaining	Life	at 10%	2008 Oil	2008 Gas	2008 NGL	2008 Total
	Reserves(4)	Reserve Life	Index	Discount	Production	Production	Production	Production
Field	(Mboe)	(years)	(years)	($MM)	(bblpd)	(MMcfpd)	(bblpd)	(boepd)(4)

Light Oil Properties
Judy Creek	39,073	50	11.0	881.8	6,801	4.3	2,247	9,759
Weyburn	22,205	50	23.6	392.0	2,589	0.0	0	2,589
Swan Hills	18,103	50	19.1	256.9	2,025	1.7	263	2,570
Carson Creek	15,649	39	13.4	264.7	2,069	3.4	271	2,910
Fenn Big Valley	6,413	35	9.0	107.1	863	7.3	66	2,152
Deer Mountain	6,066	47	21.0	96.8	606	0.1	66	691
Other(3)	32,813		9.5	659.1	7,788	6.5	445	9,321

Sub-Total	140,322		12.7	2,658.3	22,740	23.3	3,357	29,992

Heavy Oil Properties
Bodo	7,544	35	11.5	119.6	1,580	2.0	0	1,917
Jenner	7,112	20	6.5	179.4	3,049	0.4	6	3,121
Tangleflags	5,394	28	7.1	78.8	2,505	0.4	0	2,571
Other(3)	4,628		7.2	67.7	1,008	4.2	0	1,716

Sub-Total	24,678		7.8	445.4	8,142	7.1	6	9,325

Conventional Gas Properties
Olds	24,766	50	17.3	315.8	0	18.4	685	3,755
Harmattan	19,124	44	10.0	298.2	322	16.1	1,226	4,226
Dunvegan	6,139	36	10.1	89.6	40	7.7	407	1,727
Quirk Creek	5,878	42	10.7	78.6	0	3.6	223	822
Carson Creek	5,231	15	6.5	109.6	0	4.7	689	1,477
McLeod River	3,664	42	8.4	69.0	42	5.3	198	1,129
Kaybob	3,519	36	13.9	49.8	0	4.5	38	781
Blackstone	3,399	24	10.5	40.0	0	5.6	0	941
Other(3)	17,214		7.6	300.1	571	28.1	319	5,577

Sub-Total	88,934		10.4	1,350.8	975	94.0	3,786	20,434

				P+P
				Value
			Reserve	Before Tax
	P+P	Remaining	Life	at 10%	2008 Oil	2008 Gas	2008 NGL	2008 Total
	Reserves(4)	Reserve Life	Index	Discount	Production	Production	Production	Production
Field	(Mboe)	(years)	(years)	($MM)	(bblpd)	(MMcfpd)	(bblpd)	(boepd)(4)

Shallow Gas Properties
Three Hills/Twining	12,364	50	9.9	238.6	405	11.3	359	2,648
Coal Bed Methane	8,300	37	10.6	135.0	0	11.0	3	1,839
Monogram	8,032	36	8.7	163.4	0	14.1	0	2,350
Jenner	7,893	43	11.5	122.6	21	12.1	3	2,039
Lethbridge	3,291	49	9.0	56.7	0	6.8	0	1,142
Other(3)	14,091		10.5	222.0	256	26.2	108	4,738

Sub-Total	53,971		10.1	938.3	683	81.6	473	14,755

Offshore Gas Properties
Sable Island	9,213	7	3.7	184.0	0	34.8	1,693	7,485

Sub-Total	9,213		3.7	184.0	0	34.8	1,693	7,485

Oil Sands Properties
Lindbergh	6,345	13	—	4.6	0	0.0	0	0

Sub-Total	6,345		—	4.6	0	0.0	0	0

Total	323,463		10.6	5,581.5	32,539	240.8	9,315	81,991

Notes:

(1)	The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

(2)	Forecast prices are shown under the heading “ — Pricing Assumptions”.

(3)	“Other” includes Pengrowth’s Working Interests and Royalty Interests in approximately 100 other properties.

(4)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.
Light Oil Properties
Judy Creek
Pengrowth has a 100 percent Working Interest in both the Judy Creek Beaverhill Lake Unit and the Judy Creek West Beaverhill Lake Unit (together referred to as “Judy Creek”). Pengrowth also has 54.4 percent Working Interest in the Judy Creek Gas Conservation Plant that services a number of other properties in the area including Swan Hills, Virginia Hills and South Swan Hills. Judy Creek is located approximately 200 kilometres northwest of Edmonton, Alberta and covers an area of approximately 38,300 acres. Judy Creek was discovered in 1959, placed on waterflood in 1962 and hydrocarbon miscible flood in 1985. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 39.1 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 11.0 years. Pengrowth’s Company Interest production for Judy Creek averaged 9,759 boepd in 2008.
2008 Development Activity
The 2008 development included the initiation of one new miscible pattern and one new waterflood pattern in the Beaverhill Lake Unit as well as the drilling of two infill wells, five reactivations and seven acid fractures. Two artificial lift conversions were performed in the West Unit.
Carbon Dioxide (CO2) Pilot
The intent of the Judy Creek CO2 enhanced oil recovery pilot project is to evaluate the potential of CO2 injection to increase oil recovery and to recover hydrocarbons left behind from the hydrocarbon miscible flood. The injected fluid consists of trucked-in CO2 and acid gas. The acid gas comes from the Judy Creek Conservation Plant and consists mainly of CO2 and hydrogen sulfide (H2S). CO2 injection commenced in February of 2007.
Favorable response has been evident in 2008 with both incremental oil and hydrocarbons from the hydrocarbon miscible flood being produced. To date, 1.1 bcf of CO2 has been injected into the 80-acre pilot pattern. This has resulted in an additional 27 Mbbl of oil (~1.3% of the original oil in place) and 150 MMcf of natural gas hydrocarbons from the hydrocarbon miscible flood. Given the encouraging results, Pengrowth intends to continue CO2 injection until the second quarter of 2009 and will continue data collection until 2010.
2009 Development Activity
One new miscible pattern and the drilling of one new oil producer to follow-up the 2008 success in Section 04-064-11W5 is budgeted for 2009. Nine acid fractures and five reactivations are planned.
Weyburn Unit
Pengrowth holds a 9.76 percent non-operating Working Interest in the Weyburn Unit in southeast Saskatchewan. Medium (25-34° API) sour crude oil is produced from the Midale carbonate reservoir under waterflood and a CO2 miscible flood enhanced oil recovery program. This is the largest enhanced oil recovery project in Canada and has also left approximately 10 million tonnes of CO2 in the reservoir. The field consists of approximately 700 production wells and 300 injection wells. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 22.2 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 23.6 years. Pengrowth’s Company Interest production for Weyburn averaged 2,589 boepd in 2008.
2008 Development Activity
A total of 34 horizontal production infill wells were drilled in 2008, six in the waterflood area and 28 in the CO2 enhanced recovery area. Approximately 200,000 bwpd is injected in the waterflood area. Current CO2 injection is 125 MMcfpd of source CO2 plus approximately 100 MMcfpd of recycled CO2. Front end engineering and design work was conducted in 2008 to add additional CO2 recycle compression capacity in 2009.
2009 Development Activity
Drilling activity will be reduced for 2009, with only two wells planned due to the current economic uncertainty and low oil prices. A second centrifugal CO2 injection compressor is budgeted for 2009. The proposed capital budget for 2009 is $192.3 million gross ($18.9 million net) and the proposed operations budget is $148.5 million gross ($14.5 million net).
Swan Hills
Effective May 30, 2008, Pengrowth’s non-operated Working Interest in the Swan Hills Unit No. 1 increased, through acquisitions, from 22.34 to 24.01 percent. The Unit is located near the Judy Creek field in north central Alberta. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 18.1 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 19.1 years. Pengrowth’s Company Interest production for Swan Hills averaged 2,570 boepd in 2008.
2008 Development Activity
In 2008, 11 new oil wells were drilled in the northwest area of the Unit, eight of which were on production at year end. One new hydrocarbon miscible flood pattern was developed, which included the drilling of a new injector. Solvent injection is scheduled to commence in the second half of 2009.
The first two miscible patterns to target the platform of the reef began development late in 2008. Miscible injection is scheduled to start in mid 2009. A pilot project 40 acre hydrocarbon miscible flood pattern developed in 2007 was under water injection in 2008, and will commence miscible injection by mid 2009. In addition, three oil wells were recompleted.
2009 Development Activity
The 2009 development plans include drilling ten new 80 acre infill oil wells and initiating hydrocarbon miscible injection in the four patterns mentioned above. A variety of well recompletions, suspended well reactivations and artificial lift upgrades will also round out the 2009 development plan.
Carson Creek
Carson Creek is located 160 kilometres northwest of Edmonton, Alberta and is comprised of two Pengrowth-operated Units (one oil and one gas and condensate) which cover approximately 46,200 acres. The Carson Creek North Unit (oil) in which Pengrowth has an 88.6 percent Working Interest was discovered in 1958 and the current waterflood was initiated in 1964. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 15.6 MMboe. The Remaining Reserve Life is 39 years and the Reserve Life Index is 13.4 years. Pengrowth’s Company Interest production for the Carson Creek North Unit averaged 2,907 boepd in 2008.
2008 Development Activity
Pengrowth’s 2008 activities included drilling three new Beaverhill Lake oil producers. Other activities included ongoing geologic modeling and reservoir simulation, waterflood optimization and well workovers to improve production.
2009 Development Activity
Pengrowth anticipates taking advantage of regular well maintenance to enhance production from existing wells in the Carson Creek North Unit as well as ongoing waterflood optimization.
Fenn Big Valley
Fenn Big Valley is located 130 kilometres northeast of Calgary, Alberta. Pengrowth has high working interests (mostly 100 percent) in several oil pools producing from the Nisku and Leduc formations. The Nisku production currently accounts for approximately 80 percent of the oil production at an average water cut of 97 percent. The field was placed on production in 1953 and has produced approximately 62 percent of the original oil in place under natural water drive. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 6.4 MMboe. The Remaining Reserve Life is 35 years and the Reserve Life Index is 9 years. Pengrowth’s Company Interest production for Fenn Big Valley averaged 2,152 boepd in 2008.
2008 Development Activity
Pengrowth’s 2008 activity included shooting 3D seismic over the southern and northern regions to supplement the existing 3D seismic over the central region. One Belly River gas well and six Nisku ‘attic’ oil wells were drilled. In addition, two Nisku oil and seven Belly River/Edmonton gas recompletions were conducted.
2009 Development Activity
Pengrowth’s 2009 planned activities include drilling three Leduc pinnacle oil wells and two Edmonton sands gas wells. Three shallow gas recompletions are also planned.

Deer Mountain Area
Deer Mountain is located 190 kilometres northwest of Edmonton, Alberta, and consists of both a Pengrowth-operated Unit, which covers approximately 6,400 acres, and four non-Unit wells. The 85.42 percent Working Interest in the Unit covers ten sections of land, and the non-Unit lands contribute an additional four sections of land with operated interests that range from 67 to 100 percent. A waterflood scheme has been operating in the Deer Mountain Unit since September 1968. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 6.1 MMboe. The Remaining Reserve Life is 47 years and the Reserve Life Index is 21 years. Pengrowth’s Company Interest production for Deer Mountain averaged 691 boepd in 2008.
2008 Development Activity
Development activity in 2008 included the drilling of two successful oil wells, the reactivation of three inactive oil wells and workovers on three producing oil and one water injection well. Pengrowth also completed surface modifications to utilize non-potable water as the make-up water for the waterflood.
2009 Development Activity
On January 7, 2009 Pengrowth was successful in increasing its 100 percent Working Interest land holding in the Deer Mountain area by an additional 9.25 sections. The 2009 planned activities for the waterflood include optimization of waterflood performance, drilling one additional water well for the waterflood and optimization of existing injectors. In addition, three workovers will be conducted on existing producers.
Heavy Oil Properties
Bodo
The Bodo heavy oil property straddles the Alberta-Saskatchewan border near Township 35 and produces mainly 12° API oil from the McLaren formation and 15° API oil from the Lloydminster formation. Pengrowth operates several batteries to treat oil, as well as a number of compressor stations to process solution and non-associated gas. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 7.5 MMboe. The Remaining Reserve Life is 35 years and the Reserve Life Index is 11.5 years. Pengrowth’s Company Interest production for Bodo averaged 1,917 boepd in 2008.
2008 Development Activity
Pengrowth drilled a total of 13 horizontal wells in the greater Cosine area. An additional area was identified for polymer flood and has been on injection since March of 2008. Pengrowth continues to review operating cost reduction initiatives and has focused on waterflood management improvements.
2009 Development Activity
Two horizontal wells and one vertical well are planned to be drilled in the greater Bodo area in 2009. Ongoing surveillance of both the waterflood and polymer flood will continue, with the intention of expanding the polymer flood to other portions of the pool. Continued simulation of the polymer flood using the recent production/injection information will improve the analysis of the polymer flood. The benefit of a polymer flood over conventional waterflood is improved oil recovery. A large inventory of recompletion prospects have been identified with a number of the top prospects scheduled for 2009.
Jenner
The Jenner oil property is located approximately 250 kilometres east of Calgary, Alberta. Pengrowth has an average Working Interest of 94.5 percent in the north pool and an average Working Interest of 89.1 percent in the south pool. Pengrowth operates all of the production within this property. Oil quality ranges from 14° to 20° API and is produced from Upper Mannville Sands. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 7.1 MMboe. The Remaining Reserve Life is 20 years and the Reserve Life Index is 6.5 years. Pengrowth’s Company Interest production for Jenner averaged 3,121 boepd in 2008.
     2008 Development Activity
Pengrowth’s 2008 development activities included the drilling of five vertical wells and four horizontal wells. In addition, water handling improvements were made and numerous production optimization projects were completed.
     2009 Development Activity
The 2009 development activities will include the drilling of several horizontal re-entry wells, in addition to production optimization projects and further produced water handling improvements.
Tangleflags
Tangleflags is located in west central Saskatchewan, approximately 40 kilometers northeast of Lloydminster. It produces 12° API oil mainly from the Lloydminster sands under thermal recovery process, with some cold production from other Mannville sands. Pengrowth holds a 50 percent non-operating working interest.
The thermal Tangleflags North enhanced oil recovery project commenced operation in the late 1980’s and a variety of well configurations have been tried, including vertical and horizontal steam injection and producing wells. These include vertical injection with vertical production, vertical injection with horizontal production, horizontal injection with horizontal production (i.e., SAGD).
Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 5.4 MMboe. The Remaining Reserve Life is 28 years and the Reserve Life Index is 7.1 years. Pengrowth’s Company Interest production for Tangleflags averaged 2,571 boepd in 2008.
     2008 Development Activity
In 2008, activity focused on optimizing the performance of thirteen recent infill wells that targeted bypassed oil identified from 4D seismic. Several vertical producers were converted to steam injectors to optimize this infill program, which is expected to increase reserves by 20 percent and partially offset decline year over year.
     2009 Development Activity
In the current low oil price climate, the property will be operated to take advantage of the significant residual heat in this mature field. There are no significant capital projects planned pending an improvement in oil price; however, a few additional recompletions are planned.
Conventional Gas Properties
Olds
The Olds property is Pengrowth’s largest operated gas property, located 95 kilometres north of Calgary, Alberta. Pengrowth’s interests include 100 percent ownership in the Olds Gas Unit No. 1. In addition, Pengrowth has a 75 percent average Working Interest in non-Unit reserves. The Olds Unit produces sour natural gas from the Wabamun Formation, with H2S concentrations ranging from less than one to 35 percent. The non-Unit reserves are contained within formations from the Wabamun to the Edmonton group, and are predominantly sweet natural gas. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be

24.8 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 17.3 years. Pengrowth’s Company Interest production for Olds averaged 3,755 boepd in 2008.
Pengrowth operates and owns 100 percent of the sour gas processing plant at Olds, which processes both Pengrowth’s production and third party volumes. Third party volumes represent approximately 30 percent of the total volumes processed.
     2008 Development Activity
The 2008 activities in Olds focused on pipeline and compression improvements that allowed existing wells to produce at higher rates resulting in minimal production decline. A major plant turnaround was successfully conducted in the second quarter. Sulphur solvent washes or squeezes on several of the Wabamun wells were also performed, resulting in the reactivation of three previously shut-in wells. In December, one Pekisko horizontal well was recompleted using multi-stage fracturing.
     2009 Development Activity
Development plans for 2009 include two new drills, improving efficiency in the south end gathering system with the installation of a new pipeline, and continued compression improvements. In addition, recompletion of two wells using multi-stage fracturing technology is also underway.
Harmattan
The Harmattan gas field is located approximately 90 kilometres northwest of Calgary, Alberta. It is comprised of wells and pools in formations from the Cardium to the Wabumun, as well as two partner-operated Elkton Units. The production is predominantly sweet natural gas with Working Interests averaging 55 percent in the non-Unit lands and 25 percent in the Units. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 19.1 MMboe. The Remaining Reserve Life is 44 years and the Reserve Life Index is 10 years. Pengrowth’s Company Interest production for Harmattan averaged 4,226 boepd in 2008.
     2008 Development Activity
The Elkton well drilled in 2008 was tied-in and is currently producing 1.2 MMcfpd with a low decline rate. A five section downspacing application for the Elkton zone was submitted as well as a four section downspacing application for the Ellerslie. Two other successful wells were drilled, an Ellerslie oil well and a Wabamun oil well.
     2009 Development Activity
The activity for 2009 includes one new drill on the former Accrete lands. Optimization work identified from the analysis conducted on the Accrete property will also be performed.
Dunvegan
The partner operated Dunvegan gas field is located 430 kilometres northwest of Edmonton, Alberta in the Peace River area. Pengrowth has a 10.37 percent Working Interest in the Dunvegan Gas Unit No. 1 and various interests in non-unit producing wells. The property contains over 200 producing wells and covers an area of approximately 52,600 acres. Approximately 95 percent of the Unit’s identified natural gas reserves are contained in the Mississippian Debolt formation. A new play in the Upper Debolt formation has emerged over the last year. This zone is not part of the main Unit. Gas potential is still being evaluated, but initial results are promising. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 6.1 MMboe. The Remaining Reserve Life is 36 years and the Reserve Life Index is 10.1 years. Pengrowth’s Company Interest production for Dunvegan averaged 1,727 boepd in 2008.

     2008 Development Activity
There were nine successful wells drilled in 2008, and one recompletion. Compression and other optimization activities were also performed.
     2009 Development Activity
Activity in 2009 will include five new drilling locations in the Unit. The Upper Debolt will be developed further with four horizontal drills, with the possibility of follow-up locations. There will also be additional optimization, recompletion projects and compression work.
Quirk Creek
The Quirk Creek asset is located approximately 50 kilometres southwest of Calgary, Alberta, and is comprised of several highly permeable pools contained within thrust sheets carrying Mississippian reservoirs. Pengrowth holds a 68 percent Working Interest in four producing Rundle deep plate gas wells, a 31 percent Working Interest in ten producing Rundle upper plate gas wells, a 25 percent Working Interest in three producing gas wells in other zones and a 30.5 percent Working Interest in the Quirk Creek Natural Gas Plant. The natural gas production averages nine percent sour natural gas, with associated liquids. Quirk Creek has been producing since the late 1960’s, but a new well drilled in 2006, the first in 25 years, extended the structure’s potential. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 5.9 MMboe. The Remaining Reserve Life is 42 years and the Reserve Life Index is 10.7 years. Pengrowth’s Company Interest production for Quirk Creek averaged 822 boepd in 2008.
     2008 Development Activity
The main activity in 2008 focused on plant operations. In September, the plant was shutdown for a scheduled turnaround. Several unscheduled shutdowns have adversely affected production through the second half of 2008 by approximately 750 boepd when averaged over the full year.
     2009 Development Activity
The plant was brought back on stream on February 5, 2009. No other activity is planned for 2009.
Carson Creek
Carson Creek is located 160 kilometres northwest of Edmonton, Alberta and is comprised of two Pengrowth-operated Units (one oil and one gas and condensate) which cover approximately 46,200 acres. The Carson Creek Beaverhill Lake Unit No. 1 (gas), in which Pengrowth has a 95.1 percent Working Interest, was discovered in 1958. From 1962 to 1985, a lean gas cycling scheme to strip natural gas liquids from the liquid-rich natural gas was operational. During this period, the lean gas was re-injected. Gas re-injection now only occurs during plant disruption. There are also non-Unit lands in which Pengrowth has a 24 to 95 percent Working Interest. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 5.2 MMboe. The Remaining Reserve Life is 15 years and the Reserve Life Index is 6.5 years. Pengrowth’s Company Interest production for Carson Creek gas averaged 1,472 boepd in 2008.
Pengrowth has a 95.12 percent Working Interest in the Carson Creek Gas plant, which processes the gas production.
     2008 Development Activity
Pengrowth’s 2008 activities included drilling three new Beaverhill Lake gas producers. Results of the drilling are encouraging with production commencing in late 2008 and early 2009. Other activities included ongoing geologic modeling and reservoir simulation and well workovers to improve production.

     2009 Development Activity
The activity anticipated for 2009 consists of drilling one horizontal Swan Hills gas well to assess the feasibility of staged fracturing technology in the area. Based on results of this horizontal well, additional drilling is planned to further develop the play.
McLeod River
The McLeod River property is located approximately 110 kilometres west of Edmonton, Alberta. Pengrowth holds various interests in 87 wells in the property ranging from 16.7 to 100 percent. Conventional gas is produced from the Rock Creek, Gething, Notikewin and Cardium formations. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 3.7 MMboe. The Remaining Reserve Life is 42 years and the Reserve Life Index is 8.4 years. Pengrowth’s Company Interest production for McLeod River averaged 1,129 boepd in 2008.
     2008 Development Activity
Pengrowth’s 2008 development activity included the reactivation of one Gething gas well.
     2009 Development Activity
The activities for 2009 include three Mannville recompletions.
Kaybob
The Kaybob Notikewin Unit No. 1 is located approximately 240 kilometres northwest of Edmonton, Alberta. Pengrowth holds a 98.88 percent Working Interest in the Unit. The Kaybob Notikewin Unit No. 1 produces natural gas and natural gas liquids from the Notikewin formation. Initial production from the Unit began in 1962. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 3.5 MMboe. The Remaining Reserve Life is 36 years and the Reserve Life Index is 13.9 years. Pengrowth’s Company Interest production for Kaybob averaged 781 boepd in 2008.
     2008 Development Activity
Pengrowth drilled two Kaybob Notikewin Unit wells in 2008, with one well tied in and the other deferred due to increased tie-in costs.
     2009 Development Activity
No activity is anticipated for the Kaybob property in 2009.
Blackstone
Blackstone is located approximately 180 kilometres northwest of Red Deer, Alberta. Pengrowth holds a 50 percent Working Interest in one producing conventional gas well. This well was drilled into the Blackstone Beaverhill Lake A Pool and was placed on production in January 2002. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 3.4 MMboe. The Remaining Reserve Life is 24 years and the Reserve Life Index is 10.5 years. Pengrowth’s Company Interest production for Blackstone averaged 941 boepd in 2008.
     2008 Development Activity
There was no development activity on the Blackstone property in 2008.

     2009 Development Activity
No activity is anticipated on the Blackstone property in 2009.
Shallow Gas Properties
Twining/Three Hills Creek
The Twining/Three Hills Creek property is located 130 kilometres northeast of Calgary, Alberta. Although production is mainly gas, there is oil production from this area. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 12.4 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 9.9 years. Pengrowth’s Company Interest production for Twining/Three Hills Creek averaged 2,648 boepd in 2008.
     2008 Development Activity
Development activity in 2008 included the drilling of five oil wells and five natural gas wells.
     2009 Development Activity
Pengrowth’s 2009 development activities include drilling six oil wells and two gas wells.
Coal Bed Methane (CBM)
Pengrowth’s CBM activity is focused in the Ghost Pine, Fenn Big Valley and Twining areas which are 100 to 160 kilometres northeast of Calgary, Alberta. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 8.3 MMboe. The Remaining Reserve Life is 37 years and the Reserve Life Index is 10.6 years. Pengrowth’s Company Interest CBM production averaged 1,839 boepd in 2008.
     2008 Development Activity
A total of 27 wells were drilled or recompleted in the Horseshoe Canyon Formation and Pengrowth drilled its second and third horizontal Mannville CBM wells in the Fenn Big Valley area. Pengrowth also participated in 35 partner operated wells.
     2009 Development Activity
Plans for 2009 include drilling 21 Horseshoe Canyon/Belly River wells and one Mannville horizontal well. The Pengrowth compressor station in Twining will also undergo expansions that will double the capacity to accommodate further drilling in the area.
Monogram Gas Unit
The Monogram Gas Unit is located approximately 225 kilometres southeast of Calgary, Alberta. Pengrowth holds a 53.82 percent Working Interest in the partner-operated Unit. Gas production from the Unit is in the shallow Medicine Hat, Milk River and Second White Specks formations. The Monogram Unit was unitized June 1, 1975. There were some test holes drilled in the 1950’s but the first wells drilled within the Unit boundary were seven wells drilled in 1971. By the end of 1989, 294 wells had been drilled. By the end of 2008, 839 wells had been drilled. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 8.0 MMboe. The Remaining Reserve Life is 36 years and the Reserve Life Index is 8.7 years. Pengrowth’s Company Interest production for Monogram averaged 2,350 boepd in 2008.

     2008 Development Activity
There were 60 infill wells drilled in the first quarter of 2008 and an additional 91 wells were drilled in the fourth quarter.
     2009 Development Activity
The 2009 development plan is to drill 125 infill wells.
Jenner
The Jenner shallow gas property is located 250 kilometres east of Calgary, Alberta. Production from this property is primarily from the Milk River, Medicine Hat and Second White Specks formations within the Jenner, Atlee Buffalo and Atlee fields. Pengrowth has an average Working Interest of 67.2 percent and operates the majority of the production. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 7.9 MMboe. The Remaining Reserve Life is 43 years and the Reserve Life Index is 11.5 years. Pengrowth’s Company Interest production for Jenner Shallow Gas averaged 2,039 boepd in 2008.
     2008 Development Activity
Pengrowth’s 2008 development activities were focused around improving efficiencies in gas well de-watering and reducing operating costs. Construction of a Pengrowth owned and operated water disposal facility was completed. Two wells were successfully recompleted in the Belly River zone.
     2009 Development Activity
The 2009 development activities will focus on optimization of compression and gas gathering systems. Numerous drilling opportunities exist within the property.
Lethbridge
Pengrowth’s operations in the Lethbridge, Alberta area cover a large area and include operating over 250 wells, most of which are 100 percent Working Interest. All wells produce sweet gas from the Milk River, BFS (Barons) and Bow Island formations. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 3.3 MMboe. The Remaining Reserve Life is 49 years and the Reserve Life Index is 9 years. Pengrowth’s Company Interest production for Lethbridge averaged 1,142 boepd in 2008.
     2008 Development Activity
During 2008, Pengrowth performed 16 coil cleanouts. Coiled tubing was installed in three wells to maximize production and three compressors were reconfigured to reduce fuel usage.
     2009 Development Activity
The planned activities for 2009 are a continued well cleanout program and installing smaller production tubing to improve well de-watering.
Offshore Gas Properties
Sable Offshore Energy Project
The Sable Offshore Energy Project (“SOEP”) is located 225 kilometres off the east coast of Nova Scotia and consists of several natural gas fields and five producing platforms. Pengrowth has an 8.4 percent Working Interest in SOEP. Raw gas is delivered to an onshore gas plant facility at Goldboro where the liquids are extracted and sent to the Point Tupper fractionation plant for processing. Sales gas is transported to market via the Maritimes and Northeast Pipeline. Propane and butane are shipped by both truck and rail and condensate is transported by tanker ship from the platform. SOEP has been producing since late 1999.
Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2008 are estimated to be 9.2 MMboe. The Remaining Reserve Life is 7 years and the Reserve Life Index is 3.7 years. Pengrowth’s Company Interest production for SOEP averaged 7,485 boepd in 2008.
     2008 Development Activity
The 2008 activities at SOEP included the continued computer modeling of the fields to identify the best methods to maximize gas recovery, completion of the compressor installation and a series of well workovers. A deep cut facility was installed and resulted in additional liquid recovery. The produced water system was re-commissioned at North Triumph which will be required to accommodate future water production from the North Triumph wells. A six day facilities turnaround was completed in August. The shutdown was required for regular maintenance and regulatory requirements. It was also required by Maritimes and Northeast Pipeline to permit the tie in of additional compression.
     2009 Development Activity
The major capital project for 2009 will be the drilling of a fourth well in the Alma field in June of 2009. Several workovers are also planned, and computer modeling will continue in order to maximize gas recovery. Opportunities to optimize the liquid loading facilities will be further investigated. There will also be a 20 day shutdown in 2009 to complete pressure vessel inspections and make facility repairs.
Oil Sands Properties
Lindbergh
The Lindbergh oil sands property is located approximately 420 kilometres northeast of Calgary and 65 kilometres southwest of Cold Lake. Pengrowth holds a 100 percent Working Interest in this oil sands asset where oil quality averages 11° API from the Lloydminster oil sands.
Company Interest Total Proved plus Probable Reserves at December 31, 2008 are estimated to be 6.3 MMboe. See also “–Lindbergh Oil Sands Contingent Resources”.
     2008 Development Activity
A pilot project scheme application was submitted to the applicable regulators in April 2008 and supplemental information requests were received in the third quarter of 2008 in respect to the application. Responses to the supplemental information requests have been developed for resubmission in the first quarter of 2009. Capital spending on the pilot project was $20 million, which resulted in the completion of a significant portion of the detailed design and engineering for the pilot facilities and wells.
     2009 Development Activity
A prudent capital plan has been put into place for the Lindbergh asset that will allow further delineation drilling to firm up resource estimates as well as progress the detailed engineering to near completion by year end in preparation for execution in future years.

Statement of Oil and Gas Reserves and Reserves Data
Disclosure of Reserves Data
The information in this section is based upon an evaluation by GLJ, prepared in accordance with NI 51-101, with an effective date of December 31, 2008 contained in the GLJ Report dated February 6, 2009, with the exception of information relating to income tax and the after tax future net revenues associated with our reserves, which were determined by Pengrowth. The effective date of the information in this section is December 31, 2008 and the preparation date is January 15, 2009 when the final information was provided. The information in this section summarizes the oil, liquids and natural gas reserves of Pengrowth and the net present values of future net revenue for these reserves using GLJ’s forecast prices and costs and constant prices and costs. Pengrowth engaged GLJ to provide an independent evaluation of Proved Reserves and Total Proved Plus Probable Reserves and no attempt was made to evaluate Possible Reserves in the conventional properties. It is Pengrowth’s practice to obtain an engineering report evaluating all of its Proved Reserves and Probable Reserves as at December 31 of each year. Only in respect of the Lindbergh oil sands property did GLJ evaluate Possible Reserves and Contingent Resources. All of Pengrowth’s reserves are in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia.
The following tables set forth certain information relating to the oil and natural gas reserves of Pengrowth and the net present value of the estimated future net revenue associated with such reserves as at December 31, 2008 contained in the GLJ Report dated February 6, 2009. These tables summarize the data contained in the GLJ Report, and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. Columns may not add due to rounding.
For the purposes of this Annual Information Form, the Probable Reserves reported for the Lindbergh oil sands property in the GLJ Report are included with the Heavy Oil reserves. See – “Lindbergh Oil Sands Reserves and Contingent Resources”.
Pengrowth’s future net revenues associated with the reserves contained in this Annual Information Form reflect the New Royalty Framework and the Transitional Royalties implemented by the Government of Alberta on January 1, 2009. The Transitional Royalties may be applied to wells drilled after November 18, 2008 and to production from those wells through December 31, 2013. The Transitional Royalties were applied to qualifying wells in Alberta when the Transitional Royalties resulted in lower royalties than the royalties using the New Royalty Framework. The overall impact of the Transitional Royalties as compared to the New Royalty Framework is minimal.
The information set forth below is derived from the GLJ Report, which has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation (“COGE”) Handbook and the reserves definitions contained in NI 51-101 and the Canadian Oil and Gas Evaluation Handbook. The GLJ Report incorporates estimates of future well abandonment obligations but does not include estimates of remediation costs. The GLJ forecasts of future net revenue are stated prior to any provision for income taxes, interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net revenue shown below is representative of the fair market value of the properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.
The future net revenue and present value of future net revenue after income taxes were determined by Pengrowth after taking into account the impact of the SIFT Legislation. See “Certain Canadian Federal Income Tax Considerations – Taxation of the Trust – SIFT Legislation”. Our estimate of income tax in the foregoing analysis makes use of the following assumptions:

•	SIFT tax starting January 2011 at 27.11 percent (and 25.61 percent in 2012 and thereafter). The SIFT tax is based on the provincial allocation from the Corporation’s December 31, 2007 tax return;
•	Annual general and administration expenses at the current level;
•	Interest expense at the current level;
•	Inclusion of tax pools and deductions at the trust level as well as at the operating entity level (total tax pools of $3.1 billion);
•	Royalties paid to the Trust after allowance for capital expenses contemplated by the GLJ Report;
•	Distributions by the Trust to the Unitholders in an amount equal to the cash received by the Trust; and
•	Any such other additional deductions and adjustments as is and would be consistent with the manner in which Pengrowth files and would file future tax returns. See “Canadian Income Tax Considerations”.
The net revenues estimated in the GLJ Report represent estimates of the revenues from oil and gas sales from the petroleum and natural gas properties of Pengrowth together with an estimate of processing revenues less royalties (net of incentives), mineral taxes, field operating expenses and capital obligations. These net revenues are not the same as cash flows from operating activities reported by the Trust in its statement of cash flows. The GLJ Report does not estimate general and administrative expenses, interest and management fees.
In accordance with the requirements of NI 51-101, the Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached to this Annual Information Form as Appendices A and B, respectively.

Reserves Data (Forecast Prices and Costs)
Summary of Oil and Gas Reserves
as of December 31, 2008
(Forecast Prices and Costs)(1)

	Light and Medium Oil			Heavy Oil			Natural Gas Liquids
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)

Proved Reserves
Proved Developed Producing	72,564	72,411	57,262	14,453	14,443	13,073	22,009	21,902	15,806
Proved Developed Non- Producing	821	821	611	148	148	136	415	414	304
Proved Undeveloped	17,030	17,029	12,541	1,676	1,676	1,370	1,120	1,120	766

Total Proved Reserves	90,415	90,261	70,414	16,277	16,268	14,579	23,543	23,436	16,876
Probable Reserves	30,874	30,846	23,545	11,451	11,448	10,110	8,898	8,873	6,353

Total Proved Plus Probable Reserves	121,289	121,107	93,959	27,728	27,716	24,689	32,442	32,309	23,228

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(2)
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
RESERVES CATEGORY	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)

Proved Reserves
Proved Developed Producing	527,799	523,765	428,531	21,524	20,490	20,080	200,580	199,466	160,910
Proved Developed Non- Producing	19,544	19,337	14,528	2,177	2,157	2,025	5,004	4,965	3,810
Proved Undeveloped	48,440	48,310	39,368	10,447	10,372	9,397	29,640	29,605	22,804

Total Proved Reserves	595,783	591,412	482,427	34,148	33,019	31,503	235,224	234,036	187,524
Probable Reserves	206,815	205,163	163,393	15,279	14,960	13,768	88,239	87,854	69,534

Total Proved Plus Probable Reserves	802,598	796,576	645,821	49,427	47,979	45,270	323,463	321,891	257,058

Notes:

(1)	Forecast prices are shown under the heading “ – Pricing Assumptions”.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Summary of Net Present Value
of Future Net Revenue
as of December 31, 2008
Before and After Income Taxes
(Forecast Prices and Costs)(1)

						Unit Value
	Before Income Taxes					Before Income Tax
	Discounted at (%/Year)					Discounted at 10%/Year(2)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	$/boe	$/Mcfe

Proved Reserves
Proved Developed Producing	6,947	5,046	3,982	3,308	2,843	24.75	4.12
Proved Developed Non-Producing	162	103	75	57	46	19.56	3.26
Proved Undeveloped	1,097	611	368	229	142	16.14	2.69

Total Proved Reserves	8,206	5,761	4,425	3,594	3,030	23.60	3.93
Probable Reserves	3,703	1,899	1,157	779	558	16.64	2.77

Total Proved Plus Probable Reserves	11,909	7,660	5,582	4,373	3,589	21.71	3.62

	After Income Taxes
	Discounted at (%/Year)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,894	4,225	3,462	2,938	2,561
Proved Developed Non-Producing	99	66	49	38	31
Proved Undeveloped	430	398	221	125	66

Total Proved Reserves	6,423	4,689	3,732	3,101	2,658
Probable Reserves	2,214	1,098	692	479	351

Total Proved Plus Probable Reserves	8,637	5,787	4,424	3,580	3,009

Notes:

(1)	Forecast prices are shown under the heading “ – Pricing Assumptions”.

(2)	Net present value of future net revenue per reserve unit values are based on Pengrowth’s net reserves.

Additional Information Concerning Future Net Revenue
(undiscounted)
as of December 31, 2008
(Forecast Prices and Costs)(1)

								Future Net
				Capital		Future Net		Revenue
			Operating	Development	Abandonment	Revenue Before		After Income
	Revenue	Royalties(2)	Costs	Costs	Costs(3)	Income Taxes	Income Tax	Taxes
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves	17,515	3,630	4,901	579	200	8,206	(1,783)	6,423
Total Proved Plus Probable Reserves	25,082	5,269	6,670	1,009	225	11,909	(3,272)	8,637

Notes:

(1)	Forecast prices are shown under the heading “ — Pricing Assumptions”.

(2)	Royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. This includes the impact of the New Royalty Framework implemented by the Government of Alberta on January 1, 2009, and the optional Transitional Royalty until December 31, 2013 for qualifying wells drilled in Alberta after November 18, 2008.

(3)	Includes downhole abandonment cost but does not include surface reclamation costs. See “Pengrowth — Operational Information — Additional Information Concerning Abandonment & Reclamation Costs”.
Net Present Value of Future Net Revenue
By Production Group
as of December 31, 2008
(Forecast Prices and Costs)(1)

		Future Net Revenue
		Before Income Taxes
		(discounted at 10%/yr)	Unit Value(4)
Reserves Category	Production Group	($MM)	($/boe)	($/Mcfe)

Total Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(2)	2,181	25.90	4.32
	Heavy Oil (including solution gas and other by-products)((1)	358	21.96	3.66
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	1,777	21.74	3.62
	Non-conventional Oil & Gas Activities	108	20.57	3.43

	Total	4,425	23.60	3.93

Total Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(2)	2,708	24.36	4.06
	Heavy Oil (including solution gas and other by-products)(1)	443	20.83	3.47
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	2,289	20.63	3.44
	Non-conventional Oil & Gas Activities	141	10.59	1.76

	Total	5,582	21.71	3.62

Notes:

(1)	Forecast prices are shown under the heading “ — Pricing Assumptions”.

(2)	NGL’s associated with the production of solution gas are included as a by-product.

(3)	NGL’s associated with the production of natural gas are included as a by-product.

(4)	Net present value of future net revenue per reserve unit values are based on Pengrowth’s net reserves.

Reserves Data (Constant Prices and Costs)
Summary of Oil And Gas Reserves
as of December 31, 2008
(Constant Prices and Costs)(1)

	Light and Medium Oil			Heavy Oil			Natural Gas Liquids
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)

Proved Reserves
Proved Developed Producing	64,697	64,569	59,544	12,386	12,380	11,668	21,414	21,311	15,539
Proved Developed Non-Producing	882	882	740	111	111	108	416	416	306
Proved Undeveloped	18,269	18,268	16,541	1,522	1,522	1,395	1,200	1,200	810

Total Proved Reserves	83,847	83,719	76,825	14,019	14,013	13,171	23,030	22,927	16,655
Probable Reserves	30,427	30,405	27,763	4,373	4,372	4,032	8,841	8,817	6,364

Total Proved Plus Probable Reserves	114,274	114,124	104,588	18,392	18,385	17,203	31,871	31,743	23,019

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(2)
	Company	Gross	Net	Company	Gross	Net	Company	Gross	Net
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
Reserves Category	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)

Proved Reserves
Proved Developed Producing	517,028	512,917	437,243	21,526	20,492	20,175	188,256	187,162	162,987
Proved Developed Non-Producing	19,291	19,072	14,922	2,177	2,157	2,034	4,987	4,946	3,980
Proved Undeveloped	48,614	48,485	41,044	10,445	10,371	9,511	30,834	30,799	27,172

Total Proved Reserves	584,933	580,473	493,210	34,149	33,020	31,721	224,077	222,908	194,139
Probable Reserves	203,168	201,735	169,631	15,274	14,954	13,999	80,048	79,708	68,764

Total Proved Plus Probable Reserves	788,101	782,208	662,841	49,423	47,974	45,720	304,125	302,616	262,902

Notes:

(1)	Constant prices are shown under the heading “ — Pricing Assumptions”.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Summary of Net Present Value
of Future Net Revenue
as of December 31, 2008
Before and After Income Tax
(Constant Prices and Costs)(1)

	Before Income Taxes					Unit Value
	Discounted At (%/Year)					Before Income Tax
	0%	5%	10%	15%	20%	Discounted At 10%/Year(2)
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	$/boe	$/Mcfe

Proved Reserves
Proved Developed Producing	3,001	2,362	1,967	1,697	1,502	12.07	2.01
Proved Developed Non-Producing	77	51	37	29	23	9.30	1.55
Proved Undeveloped	356	163	62	4	(32)	2.28	0.38

Total Proved Reserves	3,434	2,576	2,066	1,730	1,492	10.64	1.77
Probable Reserves	1,386	787	509	356	263	7.40	1.23

Total Proved Plus Probable Reserves	4,820	3,363	2,575	2,086	1,755	9.79	1.63

	After Income Taxes
	Discounted At (%/Year)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	2,951	2,344	1,951	1,688	1,489
Proved Developed Non-Producing	49	33	24	19	14
Proved Undeveloped	280	141	41	(17)	(50)

Total Proved Reserves	3,280	2,518	2,016	1,685	1,453
Probable Reserves	1,109	729	461	318	231

Total Proved Plus Probable Reserves	4,389	3,247	2,477	2,003	1,684

Notes:

(1)	Constant prices are shown under the heading “ — Pricing Assumptions”.

(2)	Net present value of future net revenue per reserve unit values are based on Pengrowth’s net reserves

Additional Information Concerning Future Net Revenue
(undiscounted)
as of December 31, 2008
(Constant Prices and Costs)(1)

Future Net
						Revenue		Future net
				Capital		Before		Revenue
			Operating	Development	Abandonment	Income	Income	After Income
	Revenue	Royalties(2)	Costs	Costs	Costs(3)	Taxes	Tax	Taxes
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves	8,839	1,111	3,616	524	153	3,434	(154)	3,280

Total Proved Plus Probable Reserves	11,998	1,530	4,676	813	160	4,820	(431)	4,389

Notes:

(1)	Constant prices are shown under the heading “ — Pricing Assumptions”.

(2)	Royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. This includes the impact of the New Royalty Framework implemented by the Government of Alberta on January 1, 2009, and the optional Transitional Royalty until December 31, 2013 for qualifying wells drilled in Alberta after November 18, 2008.

(3)	Includes downhole abandonment cost but does not include surface reclamation costs. See “Pengrowth — Operational Information — Additional Information Concerning Abandonment & Reclamation Costs”.
Net Present Value of Future Net Revenue
By Production Group
as of December 31, 2008
(Constant Prices and Costs)(1)

		Future Net
		Revenue Before
		Income Taxes
		(discounted at 10%/yr)	Unit Value(4)
Reserves Category	Production Group	($MM)	($/Boe)	($/Mcfe)

Total Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(2)	779	8.59	1.43
	Heavy Oil (including solution gas and other by-products)(1)	81	5.44	0.91
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	1,136	13.75	2.29
	Non-conventional Oil & Gas Activities	70	11.56	1.93

	Total	2,066	10.64	1.77

Total Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(2)	960	7.87	1.31
	Heavy Oil (including solution gas and other by-products)(1)	97	5.01	0.84
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	1,432	12.74	2.12
	Non-conventional Oil & Gas Activities	85	9.78	1.63

	Total	2,575	9.79	1.63

Notes:

(1)	Constant prices are shown under the heading “ — Pricing Assumptions”.

(2)	NGL’s associated with the production of solution gas are included as a by-product.

(3)	NGL’s associated with the production of natural gas are included as a by-product.

(4)	Net present value of future net revenue per reserve unit values are based on Pengrowth’s net reserves.

Pricing Assumptions
     Forecast Prices used in Estimates
The forecast price and cost assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. The forecast prices are provided in the table below and reflect GLJ’s January 1, 2009 price forecast as referred to in the GLJ Report.

	Oil				Natural Gas	Natural Gas Liquids(1)
	WTI	Edmonton	Cromer	Hardisty
	Cushing	Par Price	Medium	Heavy 12[0]	AECO Gas			Pentanes	Inflation	Exchange
	Oklahoma	40[0]API	29.3[0] API	API	Price	Propane	Butane	Plus	Rates(2)	Rate(3)
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/MMBtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/Year)	($US/Cdn)

2008(4)	99.48	103.44	93.74	75.54	8.16	57.82	76.91	104.46	—	—
2009	57.50	68.61	59.00	43.10	7.58	43.22	52.14	69.98	2.0	0.83
2010	68.00	78.94	68.68	49.76	7.94	49.73	61.57	80.52	2.0	0.85
2011	74.00	83.54	73.52	54.35	8.34	52.63	65.16	85.21	2.0	0.88
2012	85.00	90.92	80.01	59.23	8.70	57.28	70.92	92.74	2.0	0.93
2013	92.01	95.91	84.40	62.54	8.95	60.42	74.81	97.82	2.0	0.95
2014	93.85	97.84	86.10	63.82	9.14	61.64	76.32	99.80	2.0	0.95
2015	95.73	99.82	87.84	65.13	9.34	62.89	77.86	101.81	2.0	0.95
2016	97.64	101.83	89.61	66.46	9.54	64.15	79.43	103.87	2.0	0.95
2017	99.59	103.89	91.42	67.83	9.75	65.45	81.03	105.97	2.0	0.95
2018	101.59	105.99	93.27	69.22	9.95	66.77	82.67	108.10	2.0	0.95
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.95

Notes:

(1)	FOB Edmonton.

(2)	Inflation rates for forecasting prices and costs.

(3)	The exchange rates used to generate the benchmark reference prices in this table.

(4)	Actual weighted average historical prices for 2008.
     Constant Prices used in Estimates
The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were not escalated beyond December 31, 2008. Operating and capital costs have not been increased on an inflationary basis. The prices are as follows:

	Oil				Natural Gas	Natural Gas Liquids(1)
	WTI	Edmonton	Cromer	Hardisty
	Cushing	Par Price	Medium	Heavy 12°	AECO Gas			Pentanes	Inflation	Exchange
	Oklahoma	40[0] API	29.3[0] API	API	Price	Propane	Butane	Plus	Rate	Rate(2)
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/MMBtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/Year)	($US/Cdn)

December 31, 2008	44.60	44.27	37.98	30.24	6.22	27.89	33.65	55.93	0.0%	0.817

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

Reserves Reconciliation
The following tables provide a reconciliation of Pengrowth’s gross reserves of crude oil, natural gas and NGLs for the year ended December 31, 2008, presented using forecast prices and costs. All reserves are located in Canada.
Reserves Reconciliation
By Principal Product Type
(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Natural Gas Liquids
									Gross
			Gross			Gross			Proved
	Gross	Gross	Proved Plus	Gross	Gross	Proved Plus	Gross	Gross	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)

December 31, 2007	92,817	31,180	123,997	16,898	4,883	21,781	21,677	7,185	28,862

Extensions	619	595	1,214	199	49	247	796	793	1,589
Infill Drilling	1,263	330	1,592	260	306	566	103	182	285
Improved Recovery	1,314	695	2,009	0	6,389	6,389	93	8	101
Technical Revisions	1,965	(2,349)	(384)	1,884	(179)	1,705	1,885	(541)	1,344
Discoveries	17	3	20	0	0	0	0	0	0
Acquisitions	1,182	394	1,576	0	0	0	2,282	1,251	3,533
Dispositions	(11)	(3)	(14)	0	0	0	(10)	(5)	(15)
Economic Factors	0	0	0	0	0	0	0	0	0
Production	(8,905)	0	(8,905)	(2,973)	0	(2,973)	(3,390)	0	(3,390)

December 31, 2008	90,261	30,846	121,107	16,268	11,448	27,716	23,436	8,873	32,309

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(1)
									Gross
			Gross			Gross			Proved
	Gross	Gross	Proved Plus	Gross	Gross	Proved Plus	Gross	Gross	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)

December 31, 2007	614,363	193,874	808,237	37,002	17,115	54,117	239,953	78,413	318,366

Extensions	11,009	13,457	24,466	1,298	2,284	3,582	3,665	4,061	7,726
Infill Drilling	8,885	1,187	10,072	0	0	0	3,106	1,015	4,122
Improved Recovery	339	(104)	236	0	0	0	1,464	7,075	8,539
Technical Revisions	21,415	(13,230)	8,185	(1,603)	(4,440)	(6,042)	9,036	(6,014)	3,022
Discoveries	622	295	917	0	0	0	120	52	173
Acquisitions	19,181	10,082	29,263	0	0	0	6,661	3,326	9,987
Dispositions	(1,185)	(398)	(1,583)	0	0	0	(219)	(74)	(292)
Economic Factors	0	0	0	0	0	0	0	0	0
Production	(83,216)	0	(83,216)	(3,678)	0	(3,678)	(29,751)	0	(29,751)

December 31, 2008	591,413	205,163	796,576	33,019	14,960	47,979	234,036	87,854	321,891

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

At December 31 2008, Company Interest Total Proved Plus Probable Reserves at forecast prices and costs were 323.5 MMboe as compared to 319.9 MMboe reported at year end 2007 and 297.8 MMboe reported at year end 2006. The following additional GLJ reserves reconciliation is presented for year end December 31, 2008.
Company Interest Reserves Reconciliation
on Total Oil Equivalent Basis
(Forecast Prices and Costs)

			Proved Plus
	Proved Producing	Proved	Probable
	Reserves	Reserves	Reserves
	(Mboe)(1)	(Mboe)(1)	(Mboe)(1)

December 31, 2007	202,898	241,169	319,921

Extensions	3,805	3,689	7,762
Infill Drilling	3,766	3,109	4,125
Improved Recovery	873	1,464	8,539
Technical Revisions	13,346	9,244	3,264
Discoveries	0	120	173
Acquisitions	6,016	6,661	9,987
Dispositions	(114)	(224)	(299)
Economic Factors	0	0	0
Production	(30,009)	(30,009)	(30,009)

December 31, 2008	200,580	235,224	323,463

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.
Significant factors on the reserves reconciliation were as follows:
•	Reserve additions from drilling activity, improved recovery and technical revisions replaced 2008 production by 59 percent and 80 percent for Total Proved and Proved Plus Probable Reserves, respectively. Based on all changes, including acquisitions and dispositions, reserve replacement was 80 percent and 112 percent for Total Proved and Proved Plus Probable Reserves, respectively.

•	New reserves of 20.6 MMboe added for development activity accounted for approximately 61 percent of the Total Proved Plus Probable Reserves additions in 2008. Most significant were the improved recovery addition for the proposed thermal project at Lindbergh, drilling extensions at Carson Creek and infill drilling and improved recover adds at Weyburn and Deer Mountain. Reserve increases in the Proved Producing category also resulted from reclassification of Proved and Probable Undeveloped Reserves primarily for infill drilling and drilling extensions at Monogram, Fenn Big Valley (CBM), Weyburn and Swan Hills.

•	The net increase of 9.7 MMboe to Proved Plus Probable Reserves from acquisitions and dispositions was almost entirely from the acquisition of additional interests in Harmattan, a focus area for Pengrowth. Only some minor sales were made in 2008, disposing of small, isolated properties when opportunities arose.

•	Various performance related revisions were made to previous estimates resulting in a net positive change. The largest revisions to Proved Plus Probable Reserves occurred at Judy Creek (+1,483 Mboe), Quirk Creek (+1,137 Mboe), Carson Creek (+892 Mboe) and Kidney (-641 Mboe).
Additional Information Relating to Reserves Data
Undeveloped Reserves
Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.
Proved and Probable Undeveloped Reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, Undeveloped Reserves are scheduled to be developed within the next two to three years. Much of the remaining capital scheduled beyond this period is related to the Weyburn, Judy Creek and Swan Hills enhanced oil recovery projects, which have staged development plans.
Company Gross Reserves First Attributed by Year(1)
Proved Undeveloped Reserves

	Light & Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total Oil Equivalent
	(Mbbl)		(Mbbl)		(MMcf)		(MMcf)		(Mbbl)		(Mboe)(2)
	First	Total at	First	Total at	First	Total at	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end

Prior	18,755	18,755	1,699	1,699	29,005	29,005	0	0	1,088	1,088	26,376	26,376
2006	1,766	17,352	295	1,891	16,088	44,198	3,955	3,955	421	1,439	5,822	28,708
2007	1,932	18,985	342	2,194	20,905	50,224	11,356	13,911	398	1,361	8,049	33,229
2008	1,000	17,029	382	1,676	3,513	48,311	1,858	10,372	125	1,120	2,402	29,606
Probable Undeveloped Reserves

	Light & Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total Oil Equivalent
	(Mbbl)		(Mbbl)		(MMcf)		(MMcf)		(Mbbl)		(Mboe)(2)
	First	Total at	First	Total at	First	Total at	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end

Prior	8,104	8,104	1,506	1,506	16,805	16,805	0	0	1,062	1,062	13,473	13,473
2006	2,577	11,350	507	1,586	19,510	56,662	4,306	4,306	531	2,151	7,585	25,248
2007	3,065	13,497	726	2,269	25,386	64,986	8,170	10,155	670	2,716	10,054	31,006
2008	1,850	12,372	6,997	7,857	17,686	68,822	4,514	7,948	782	3,478	13,329	36,502

Notes:

(1)	“First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.
Proved Undeveloped Reserves
Pengrowth’s Proved Undeveloped Reserves comprise roughly 13 percent of the Total Proved Reserves on a barrel of oil equivalency basis. Pengrowth Interest Proved Undeveloped Reserves of 29.6 MMboe were assigned by GLJ in accordance with NI 51-101. In general, Proved Undeveloped Reserves were assigned to certain properties because capital commitments have been made to convert the Undeveloped Reserves to Proved Producing Reserves. Proved Undeveloped Reserves have been primarily assigned for future miscible flood expansion and development drilling.
Swan Hills miscible flood expansion, as well as some infill drilling, comprises roughly 17 percent of Pengrowth’s Proved Undeveloped Reserves. The Swan Hills Unit reserves have a 50 year Reserve Life. The incremental recovery is reflected in the GLJ Report and miscible flood expansion is forecasted to continue until 2027. Similarly at Judy Creek, miscible flood development is forecast to continue until 2012 and accounts for another 16 percent of the Proved Undeveloped Reserves. In the Weyburn Unit, an additional 15 percent of the Proved Undeveloped Reserves assignment reflects the capital allocated to the CO2 miscible flood. Working interest partners have committed to a CO2 supply until 2025. Further development of the flood area in Weyburn, from the existing 52 patterns to full development with 65 patterns in the proved case, is forecast to occur by 2011. Development of all 90 patterns in the probable case continues until 2015. Given that CO2 injection is still in the early planning and pilot stages, no full scale CO2 flooding is being forecasted at Judy Creek.
The Olds Gas Unit contains about eight percent of the total Proved Undeveloped Reserves assigned by GLJ relating to further infill drilling that is forecasted to occur until 2012 in the proved reserve case and 2013 in the Proved Plus Probable reserve case. Multi-well shallow gas infill drilling programs are scheduled for 2009 and beyond at Jenner and Monogram, which together contain seven percent of the Total Proved Undeveloped Reserves. At Deer Mountain, waterflood optimization and infill drilling scheduled over the next three years accounts for about six percent of the Proved Undeveloped Reserves. Pengrowth’s ongoing CBM development requires further drilling extensions at Twining and Fenn Big Valley. Because of the extensive land holdings, this is forecast to occur over the next three years and represents approximately five percent of the Total Proved Undeveloped Reserves. The east coast offshore Sable Island area contains roughly four percent of the Total Proved Undeveloped Reserves and is attributed to one remaining well to be drilled at Alma in 2009 and completion of new sands at Venture. Ongoing development is scheduled in heavy oil properties where approximately four percent of Pengrowth’s Proved Undeveloped Reserves are assigned to the waterflood expansion in East Bodo that is forecast to occur in stages until 2012.
Probable Undeveloped Reserves
Probable Undeveloped Reserves were assigned by GLJ in accordance with the requirements and standards of NI 51-101 and the COGE Handbook. Pengrowth’s Probable Undeveloped Reserves amount to 36.5 MMboe and represent about 11 percent of the Total Proved Plus Probable Reserves. Probable Undeveloped Reserves are assigned for similar reasons and generally to the same properties as Proved Undeveloped Reserves, but also meet the requirements of the reserve classification to which they belong. Pengrowth’s largest Probable Undeveloped Reserves are distributed among certain properties as a percent of the total as follows: Lindbergh (17 percent), Olds Gas Unit (14 percent), Weyburn Unit (14 percent), Swan Hills Unit (seven percent), Judy Creek Units (four percent), Carson Creek (five percent), Deer Mountain (three percent), Fenn Big Valley and Twining CBM (three percent) and Harmattan (three percent). At Lindbergh, Probable Undeveloped Reserves are assigned to a proposed oil sands SAGD pilot project. Facility design and procurement, delineation drilling and other development work is underway with completion planned for 2011.
Future Development Costs
The following table outlines development costs deducted in the estimation of future net revenue calculated utilizing both constant and forecast prices and costs, undiscounted and using a discount rate of ten percent per annum for the years indicated. All of such development costs are estimated to be incurred in Canada.

							Total
								Discounted
	2009	2010	2011	2012	2013	Remainder	Undiscounted	at 10%
Reserve Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves	157	146	61	30	19	111	524	402
(Constant Prices and Costs)
Proved Reserves	157	149	63	32	21	157	579	422
(Forecast Prices and Costs)
Proved & Probable Reserves	220	283	204	46	36	220	1,009	748
(Forecast Prices and Costs)
Pengrowth expects to fund future development costs with a combination of cash flow, debt and equity. There are no reserves that are expected to be limited in their recovery due to their cost of development. Pengrowth has established a $209 million development capital expenditure program for 2009 to fund its land acquisition, development and exploration activities, including expenditures at its proposed Lindbergh oil sands SAGD pilot project.
Finding, Development and Acquisition Costs
Finding and Development Costs
During 2008, Pengrowth spent $388 million on development and optimization activities, which added 17.6 MMboe of Proved Reserves and 23.9 MMboe of Total Proved Plus Probable Reserves including revisions. The largest additions were for the proposed Lindbergh SAGD pilot project (6.3 MMboe), drilling extensions at Carson Creek, Fenn Big Valley and Harmattan, infill drilling and improved recovery at Weyburn and Deer Mountain and infill drilling at Monogram.
In total, Pengrowth participated in drilling 507 gross wells (217 net wells) with a 96 percent success rate.

At Judy Creek, infill drilling and ongoing development and optimization of the waterflood and hydrocarbon miscible flood projects continue to be a focus for Pengrowth along with routine maintenance capital expenditures for facility upgrades. Similar infill drilling and miscible flood development occurred in the Swan Hills Unit No. 1.
Further development occurred in the Carson Creek BHL Units during 2008. After shooting a 3D seismic program over the oil Unit in 2007, three new producers were drilled and optimization of the waterflood continues. In the gas Unit, three new gas wells were drilled in a region of the pool not currently being drained by existing wells.
Further development and optimization occurred in the Weyburn field in southeast Saskatchewan. A large infill drilling program was carried out in 2008 along with new pattern development in the CO2 miscible flood project area. In all, 34 horizontal infill producers and eight injectors were drilled in the waterflood and miscible flood areas.
In 2008, Pengrowth participated in a total of 60 Horseshoe Canyon CBM wells in the Twining, Lone Pine Creek, Three Hills Creek and Fenn Big Valley areas of southern Alberta. In addition, Pengrowth drilled and completed its second and third horizontal Mannville CBM wells in Fenn Big Valley during 2008. With the success of these first three wells, more Mannville CBM drilling is planned at Fenn Big Valley.
Additional delineation of the Lindbergh oil sands pool was conducted with the drilling of four core holes in the vicinity of the proposed SAGD pilot project area. A significant portion of the engineering design was also completed for the pilot facilities and well pairs.
Various other multi-well infill drilling programs were conducted during 2008 to increase production and maximize recoveries. In the heavy oil areas, nine wells, both vertical and horizontals, were drilled in Jenner and a total of 13 horizontal wells were drilled in the Cosine, Cactus Lake and Tramping Lake areas. Ongoing shallow gas development occurred with multi-well infill programs at Three Hills/Twining and Monogram (151 wells). In the Dunvegan Gas Unit, another nine infill wells were drilled. Development drilling and facility optimization occurred in the Olds/Harmattan gas area. Other light oil development occurred with infill drilling programs at Fenn Big Valley (six Nisku wells) and Deer Mountain (two BHL wells).
Acquisitions and Divestitures
Pengrowth made strategic acquisitions during 2008 aimed at increasing ownership in existing core areas. Pengrowth spent $148.2 million on acquisitions adding 6.7 MMboe of Proved and 10.0 MMboe of Proved Plus Probable Reserves. Total proceeds from minor dispositions of small, isolated properties and undeveloped acreage during 2008 was $17.4 million, resulting in a decrease of 0.2 MMboe Proved and 0.3 MMboe Proved Plus Probable Reserves.
In September 2008, Pengrowth closed the acquisition of Accrete Energy Inc. Along with another small asset acquisition, this expanded Pengrowth’s operations in the southern Alberta Harmattan area. Pengrowth also increased its interests in the core Judy Creek area by acquiring additional ownership in existing assets at Carson Creek and Swan Hills.
Future Development Capital
NI 51-101 requires that the calculation of finding and development costs include changes in forecasted future development costs (“FDC”) relating to the reserves. FDC reflects the amount of capital estimated by the independent evaluator that will be required to bring non-producing, undeveloped or probable reserves on stream. These forecasts of FDC will change with time due to ongoing development activity, inflationary changes in capital costs and acquisition or disposition of assets. Pengrowth provides the calculation of finding, development and acquisition costs both with and without change in FDC.

2008 Finding, Development and Acquisition Costs
Company Interest Reserves
(Forecast Prices and Costs)

		Proved plus
	Proved	Probable
FD&A Costs Excluding Changes in Future Development Capital
Exploration and Development Capital Expenditures ($M)	$388,300	$388,300
Exploration and Development Reserve Additions including Revisions (Mboe)	17,627	23,863

Finding and Development Cost ($/boe)	$22.03	$16.27

Net Acquisition Capital ($M)	$130,795	$130,795
Net Acquisition Reserve Additions (Mboe)	6,437	9,688

Net Acquisition Cost ($/boe)	$20.32	$13.50

Total Capital Expenditures including Net Acquisitions ($M)	$519,095	$519,095
Reserve Additions including Net Acquisitions (Mboe)	24,064	33,551

Finding Development and Acquisition Cost ($/boe)	$21.57	$15.47

FD&A Costs Including Changes in Future Development Capital
Exploration and Development Capital Expenditures ($M)	$388,300	$388,300
Exploration and Development Change in FDC ($M)	$12,000	$180,000
Exploration and Development Capital including Change in FDC ($M)	$400,300	$568,300
Exploration and Development Reserve Additions including Revisions (Mboe)	17,627	23,863

Finding and Development Cost ($/boe)	$22.71	$23.82

Net Acquisition Capital ($M)	$130,795	$130,795
Net Acquisition FDC ($M)	$1,000	$10,000
Net Acquisition Capital including FDC ($M)	$131,795	$140,795
Net Acquisition Reserve Additions (Mboe)	6,437	9,688

Net Acquisition Cost ($/boe)	$20.47	$14.53

Total Capital Expenditures including Net Acquisitions ($M)	$519,095	$519,095
Total Change in FDC ($M)	$13,000	$190,000
Total Capital including Change in FDC ($M)	$532,095	$709,095
Reserve Additions including Net Acquisitions (Mboe)	24,064	33,551

Finding Development and Acquisition Cost including change in FDC ($/boe)	$22.11	$21.14

Notes:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

(2)	The Proved plus Probable values for “Exploration and Development Reserve Additions including Revisions” and for “Reserve Additions including Net Acquisitions” includes 6,345 Mboe for the proposed Lindbergh oil sands SAGD pilot project. The 2008 costs associated with the Lindbergh project were $20 million and the change in future development costs, in addition to the 2008 costs, is $123 million. If the Lindbergh SAGD pilot project reserves and the associated 2008 and future development costs were excluded, Pengrowth’s 2008 finding, development and acquisition costs, including the change in FDC, would be $20.81 per boe on a Proved plus Probable basis. These Reserves and costs are only associated with the pilot area; please see “ — Lindbergh Oil Sands Reserves and Contingent Resources” for additional information.
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.
Other Oil and Gas Information
Oil and Gas Wells
As at December 31, 2008 Pengrowth had an interest in 10,128 gross (5,286 net) producing oil and natural gas wells and 1,552 gross (926 net) non-producing oil and natural gas wells.

	Producing		Non-Producing
	Gross	Net	Gross	Net
Crude Oil Wells
Alberta	2,449	1,559	468	282
British Columbia	154	108	46	43
Saskatchewan	1,181	295	176	81
Nova Scotia	0	0	0	0

Natural Gas Wells
Alberta	5,881	2,963	527	287
British Columbia	118	76	22	15
Saskatchewan	52	49	87	47
Nova Scotia	19	1	0	0

Other(1)
Alberta	252	222	158	109
British Columbia	0	0	46	43
Saskatchewan	22	11	22	19

Total	10,128	5,286	1,552	926

Note:

(1)	Pengrowth cannot classify these wells as either oil or gas.
Properties with No Attributed Reserves
The following table sets forth the gross and net acres of unproved properties held by Pengrowth as at December 31, 2008 and the net area of unproved properties for which Pengrowth expects its rights to explore, develop and exploit to expire during the next year.
Unproved Properties
as at December 31, 2008

			Maximum Net Acres Expected to
Location	Gross Acres	Net Acres	Expire During 2009

Alberta	974,083	656,192	92,591
British Columbia	279,222	153,748	15,948
Ontario	4,776	—	—
Saskatchewan	64,145	53,522	1,920
Nova Scotia	200,650	15,957	—

Total	1,522,876	879,419	110,459

The expiring acreage is being evaluated and attempts will be made to continue the acreage based on current activity which is focused on exploitation of up-hole potential in existing wells.
Lindbergh Oil Sands Reserves and Contingent Resources
The Lindbergh oil sands property is located approximately 420 kilometers northeast of Calgary and 65 kilometers southwest of Cold Lake. Pengrowth holds a 100 percent Working Interest in this oil sands asset where oil quality averages 11°API. The Upper Lloydminster and Lower Rex are the targeted formations. These formations contain bitumen-saturated sands up to 23 meters thick at approximately 500 meters depth.
Pengrowth is planning to start a pilot that is the basis for the Probable and Probable plus Possible Reserves. In addition, there are Contingent Resources for the area surrounding the pilot. An evaluation of the Contingent Resources for Lindbergh has been completed by GLJ as at December 31, 2008. The evaluation was limited to reservoir amenable to steam assisted gravity drainage (SAGD). The project’s profitability is sensitive to oil prices. Using GLJ’s price forecast, the project is forecast to be profitable. However, using the constant price forecast, the project is uneconomic and would not be developed.
The tables below summarize the estimated volumes of reserves and Contingent Resources attributable to the Lindbergh property based upon GLJ’s forecast prices and costs, before royalties. The estimates are in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101. Please note that reserves and Contingent Resources involve different risks associated with achieving commerciality. Under the fiscal conditions, including commodity price and cost assumptions, applied in the estimation of reserves, the likelihood that a project will achieve commerciality is effectively 100 percent, whereas the likelihood of a Contingent Resource achieving commerciality may be less than 100 percent.
The Probable Reserves have been assigned within the region of the proposed pilot well development using forecast prices and costs. Probable and Possible Reserves have been assigned to this same pilot area as well as a previously delineated region offsetting the pilot. No reserves or Contingent Resources have been assigned using constant prices and costs.
Pilot Project Probable and Probable
plus Possible Reserves and Net Present Value of Future Net Revenue
as of December 31, 2008
(Forecast Prices and Costs)

		Probable plus
	Probable Reserves	Possible Reserves(1)

Reserves (Mbbl)	6,345	35,695

Before tax net present value of future net revenue
0 % discount rate ($MM)	$85.7	$1,071.2
5% discount rate ($MM)	$35.5	$298.6
10% discount rate ($MM)	$4.6	$96.6
15% discount rate ($MM)	$(14.7)	$24.6
20% discount rate ($MM)	$(26.6)	$(7.5)

Note:

(1)	GLJ has estimated our undiscounted capital to be $327 million and the 10 percent discounted capital amount to be $129 million to develop the Proved plus Probable Reserves.
Contingent Resources have been assigned to the remaining areas of the reservoir within the property that meet certain minimum criteria. In order to be classified as a Contingent Resource, a technically feasible recovery project must be defined. These Contingent Resources are expected to be economic to develop. The reclassification of these Contingent Resources as reserves is contingent upon further reservoir studies, delineation drilling, facility design, preparation of firm development plans, regulatory applications and company approvals. However, there is no certainty that it will be commercially viable to produce any portion of the Contingent Resource.

December 31, 2008
Contingent Resources(1)
(MMbbl)
Low estimate(2)	144.2
Best estimate(3)	194.2
High Estimate(4)	264.1

Notes:

(1)	Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The contingencies may include factors such as economics, legal, environmental, political, regulatory or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates.

(2)	A low estimate is a conservative estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a 90 percent confidence level.

(3)	A best estimate is a best estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a 50 percent confidence level.

(4)	A high estimate is an optimistic estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a 10 percent confidence level.

The accuracy of resource estimates is in part a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory applications and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.
Forward Contracts
Pengrowth may use financial derivatives or fixed price contracts to manage its exposure to fluctuations in commodity prices and foreign currency exchange rates. A description of such instruments is provided in Pengrowth’s annual financial statements and related management’s discussion and analysis for the year ended December 31, 2008, which may be found on SEDAR at www.sedar.com.
Additional Information Concerning Abandonment & Reclamation Costs
The total future abandonment and reclamation costs are based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard to Pengrowth’s Working Interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed a process to calculate these estimates, which considers applicable regulations, actual and anticipated costs, type and size of the well or facility and the geographic location. GLJ’s estimate of downhole abandonment costs are included in their report and therefore in their estimate of future net revenue. All other abandonment and reclamation costs are not reflected in GLJ’s estimate of future net revenue.
Pengrowth has estimated the net present value (discounted at ten percent per annum) of its total asset retirement obligations to be approximately $257 million as at December 31, 2008, based on a total future liability (inflated at two percent per annum) of approximately $2,283 million. These costs are anticipated to be paid over 50 years with the majority of the costs incurred between 2039 and 2054.
The following tables summarize Pengrowth’s total asset retirement obligations as at December 31, 2008:
Asset Retirement Obligations

	2009	2010	2011	Remainder	Total
	($M)	($M)	($M)	($M)	($M)

Total Abandonment, Reclamation, Remediation & Dismantling	14,176	14,828	17,168	2,236,964	2,283,136
Discounted at ten percent	13,516	12,853	13,528	215,725	256,622
GLJ’s Proved Producing reserve evaluation includes $182 million ($67 million when discounted at ten percent) of the asset retirement obligations in the above table. The number of net wells to which this asset retirement obligation applies is found under the heading “- Other Oil and Gas Information — Oil and Gas Wells”.
Costs Incurred
The following table outlines property acquisition, exploration and development costs incurred during the financial year ended December 31, 2008. These costs include only those costs which are cash or cash equivalent.

Amount
Nature of Cost	($M)

Acquisition Costs(1)
Proved	126,022
Unproved	—
Exploration Costs	22,012
Development Costs	366,300

Total	514,334

Note:

(1)	Based on the values assigned to property, plant and equipment in the purchase price allocations for the Accrete acquisition and for several minor property acquisitions
Exploration and Development Activities
The following table summarizes the number of wells completed or determined to be dry during the financial year ended December 31, 2008.

	Development		Exploration		Total
Wells	Gross	Net	Gross	Net	Gross	Net

Gas	371	142.4	8	4.8	379	147.2
Oil	90	47.3	3	1.3	93	48.6
Service	16	6.2	—	—	16	6.2
Dry	14	12.1	5	3.1	19	15.2

Total	491	208.0	16	9.2	507	217.2

Production Estimates
The following tables summarize the 2009 average daily volume of gross production estimated by GLJ for all properties held on December 31, 2008 using constant and forecast prices and costs, all of which will be produced in Canada. These estimates assume certain activities take place, such as the development of Undeveloped Reserves, and that there are no dispositions. Pengrowth estimates its 2009 production to be between 76,000 and 78,000 boepd.

	2009 Estimated Production
	Constant Prices and Costs		Forecast Prices and Costs
		Total Proved Plus		Total Proved Plus
	Total Proved	Probable	Total Proved	Probable

Light and Medium Crude Oil (bblpd)	23,615	24,500	23,615	24,502
Heavy Oil (bblpd)	6,971	7,274	6,971	7,279
Natural Gas (Mcfpd)	233,518	245,958	233,547	246,008
Natural Gas Liquids (bblpd)	10,052	10,609	10,051	10,609
Total (boepd)	79,558	83,376	79,562	83,391

Production History (Netback)
The following tables summarize, for each quarter of the Trust’s most recent financial year, certain information in respect of production, product prices received, royalties paid, operating expenses and resulting operating netbacks of Pengrowth:

					Year
	Quarter Ended				Ended
	March 31,	June 30,	September	December	December
	2008	2008	30, 2008	31, 2008	31, 2008
Light Crude Oil
Average Daily Oil Production(1) (bblpd)	25,103	25,052	23,286	24,236	24,416
Sales Price (after realized commodity price risk management) ($/bbl)	79.38	83.88	82.00	65.87	77.78
Processing and other income ($/bbl)	0.67	1.10	1.46	0.04	0.81
Royalties ($/bbl)	(15.44)	(17.52)	(20.10)	(14.02)	(16.73)
Amortization of injectants ($/bbl)	(3.40)	(2.50)	(3.05)	(2.64)	(2.90)
Production Costs(2) ($/bbl)	(16.03)	(16.89)	(15.05)	(15.05)	(15.77)
Operating Netback ($/bbl)	45.18	48.07	45.26	34.20	43.19

Heavy Oil
Average Daily Oil Production(1) (bblpd)	7,740	8,242	8,287	8,217	8,122
Sales Price ($/bbl)	62.74	100.34	96.93	42.20	75.77
Processing and other income ($/bbl)	0.27	0.70	0.02	0.29	0.32
Royalties ($/bbl)	(9.18)	(15.07)	(15.87)	(1.95)	(10.54)
Production Costs(2) ($/bbl)	(12.34)	(11.60)	(13.17)	(12.77)	(12.47)
Operating Netback ($/bbl)	41.49	74.37	67.91	27.77	53.08

NGLs
Average Daily NGL Production(1) (bblpd)	9,666	8,596	8,361	10,634	9,315
Sales Price ($/bbl)	66.96	92.25	87.06	43.87	70.67
Royalties ($/bbl)	(23.45)	(38.77)	(32.22)	(12.27)	(25.74)
Production Costs(2) ($/bbl)	(12.28)	(16.36)	(14.62)	(12.93)	(13.93)
Operating Netback ($/bbl)	31.23	37.12	40.22	18.67	31.00

Natural Gas
Average Daily Gas Production(1) (Mcfpd)	241,208	234,028	246,287	241,709	240,825
Sales Price after realized commodity price risk management) ($/Mcf)	7.72	9.40	8.29	7.40	8.19
Processing and other income ($/Mcf)	0.28	0.59	0.72	0.36	0.49
Royalties ($/Mcf)	(1.64)	(2.06)	(2.19)	(1.62)	(1.88)
Production Costs(2) ($/Mcf)	(2.13)	(2.49)	(2.42)	(2.29)	(2.33)
Operating Netback ($/Mcf)	4.23	5.44	4.40	3.85	4.47

Barrels of Oil Equivalent Basis(3)
Average Daily Production(1) (boepd)	82,711	80,895	80,981	83,373	81,991
Sales Price after realized commodity price risk management) ($/boe)	60.30	73.21	67.71	50.34	62.76
Processing and other income ($/boe)	1.06	2.10	2.61	1.09	1.71
Royalties ($/boe)	(13.05)	(17.05)	(17.39)	(10.51)	(14.46)
Amortization of injectants ($/boe)	(1.03)	(0.77)	(0.88)	(0.77)	(0.86)
Production Costs(2) ($/boe)	(13.66)	(15.34)	(14.57)	(13.92)	(14.37)
Operating Netback ($/boe)	33.62	42.15	37.48	26.23	34.78

Notes:

(1)	Before the deduction of royalties.

(2)	Includes transportation costs. Net of processing and other income.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one boe.

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
Before Tax Net Asset Value (NAV) at December 31, 2008
In the following table, Pengrowth’s before tax net asset value is estimated with reference to the present value of future net cash flows before income tax from Total Proved Plus Probable Reserves, as estimated by GLJ and calculated using the forecast prices and costs shown under the heading “ - Pricing Assumptions”.

	Undiscounted	5% Discount	10% Discount	15% Discount	20% Discount
	Amount	Rate	Rate	Rate	Rate
(amounts in $MM except for NAV per Trust Unit)
Undeveloped Lands(1)	210
Working Capital Deficit(2)	(68)
Reclamation Funds	27
Long Term Debt	(1,697)
Fair Value of Risk Management Contracts(3)	146
Other Liabilities(4)	(85)
Asset Retirement Obligations(5)	(196)

Total Other Assets and Liabilities	(1,663)	(1,663)	(1,663)	(1,663)	(1,663)
Value of Total Proved Plus Probable Reserves(6)	11,909	7,660	5,582	4,373	3,589

Total Net Asset Value	10,246	5,997	3,919	2,710	1,926

NAV per Trust Unit	$40.01	$23.42	$15.30	$10.58	$7.52
(256.1 million Trust Units outstanding as at December 31, 2008)

Notes:

(1)	Pengrowth’s internal estimate, calculated using the average land sale prices paid in 2008 in Alberta, Saskatchewan and British Columbia.

(2)	Excludes distributions payable, current portion of risk management contracts and future income taxes.

(3)	Represents the total fair value of risk management contracts at December 31, 2008.

(4)	Other liabilities include convertible debt and non-current contract liabilities.

(5)	The asset retirement obligation is based on Pengrowth’s estimate of future site restoration and abandonment liabilities, discounted at 10 percent, less that portion of the asset retirement obligations costs that are included in the value of Total Proved Plus Probable Reserves.

(6)	Future net revenue prior to provisions for income tax, interest costs or general and administrative costs.

TRUST UNITS
The Trust Indenture
The Trust Units, along with the class A trust units, are issued under the terms of the Trust Indenture. An unlimited number of Trust Units, class A trust units and special units may be created and issued pursuant to the Trust Indenture, of which 256,075,997 Trust Units and 1,888 class A trust units are issued and outstanding as at December 31, 2008. There are presently no special units outstanding. Each Trust Unit, class A trust unit and special unit represents a fractional undivided beneficial interest in the Trust.
The Trust Indenture, among other things, provides for the establishment of the Trust, the issue of Trust Units, class A trust units and special units, the permitted investments of the Trust, the procedures respecting distributions to Unitholders, the appointment and removal of Computershare as trustee, Computershare’s authority and restrictions thereon, the calling of meetings of Unitholders, the conduct of business at such meetings, notice provisions, the form of trust unit certificates and the termination of the Trust. The Trust Indenture may be amended from time to time. Most amendments to the Trust Indenture, including the early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, require approval by an extraordinary resolution of the Unitholders. An extraordinary resolution of the Unitholders requires the approval of not less than 66 2/3 percent of the votes cast at a meeting of Unitholders held in accordance with the Trust Indenture at which two or more holders of at least 5 percent of the aggregate number of Trust Units, class A trust units and special units then outstanding are represented. Computershare, as trustee, is permitted to amend the Trust Indenture without the consent or approval of the Unitholders for certain purposes, including: (i) ensuring that the Trust complies with applicable laws or government requirements, including satisfaction of certain provisions of the Tax Act; (ii) ensuring that additional protection is provided for the interests of Unitholders as Computershare may consider expedient; and (iii) making typographical or other non-substantive changes that are not adverse to the interests of Computershare and the Unitholders.
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
The Trustee
Computershare, as trustee, is generally empowered by the Trust Indenture to exercise any and all rights and powers that could be exercised by the beneficial owner of the assets of the Trust. Computershare’s specific responsibilities include, but are not limited to, the following: (i) reviewing and accepting subscriptions for Trust Units, class A trust units and special units and issuing Trust Units, class A trust units and special units subscribed for; (ii) subscribing for Royalty Units; (iii) issuing Trust Units in exchange for Royalty Units tendered to it for exchange; and (iv) maintaining records and providing timely reports to Unitholders. Computershare is authorized to delegate its powers and duties as trustee except as prohibited by law.
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

Stock Exchange Listings
The outstanding Trust Units are listed and posted for trading on the NYSE under the symbol “PGH” and on the TSX under the symbol “PGF.UN”. The class A trust units are not listed or posted for trading on the facilities of any stock exchange and are not transferable. Special units are not listed or posted for trading on the facilities of any stock exchange.
Ownership Restrictions
There are no restrictions on the ownership of the Trust Units or the special units. The class A trust units may only be held by individuals, corporations or other entities that are not “non-residents” of Canada as that term is defined in the Tax Act.
Redemption Right
The Trust Units and class A trust units are redeemable by Computershare, as trustee, on demand by a Unitholder, when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption, at a redemption price equal to the lesser of: (i) 95 percent of the average closing price of the Trust Units on the market designated by the Board of Directors for the ten days after the Trust Units and class A trust units are surrendered for redemption and (ii) the closing price of the Trust Units on such market on the date the Trust Units and class A trust units are surrendered for redemption. The redemption right permits Unitholders to redeem Trust Units and class A trust units for maximum proceeds of $25,000 in any calendar month provided that such limitation may be waived at the discretion of the Board of Directors. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of Royalty Units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the Trust Units and class A trust units are to be redeemed. The price of Trust Units and class A trust units, as applicable, for redemption purposes is based upon the closing trading price of the Trust Units irrespective of whether the units being redeemed are Trust Units or class A trust units. The special units are redeemable by the holder thereof, when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice, at a redemption price determined by the Board of Directors.
Conversion Rights
There are no conversion rights attached to the Trust Units or the special units. The class A trust units may be converted into Trust Units on a one for one basis at any time upon demand by the holder thereof.
Voting at Meetings of Unitholders
Meetings of Unitholders may be called on 21 days notice and may be called at any time by Computershare, as trustee, or upon written request of Unitholders holding in the aggregate not less than five percent of the aggregate number of Trust Units, class A trust units and special units then outstanding, and shall be called by Computershare and held annually. All activities necessary to organize any such meeting will be undertaken by the Corporation on behalf of Computershare. At all meetings of the Unitholders each holder is entitled to one vote in respect of each Trust Unit, class A trust unit and special unit held. Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy holder need not be a Unitholder. Two persons present in person either holding personally or representing as proxies at least five percent of the aggregate number of Trust Units, class A trust units and special units then outstanding constitute a quorum for the transaction of business at all such meetings. Except as otherwise provided in the Trust Indenture, matters requiring the approval of the Unitholders must be approved by extraordinary resolution.
Unitholders are entitled to pass resolutions that will bind Computershare, as trustee, with respect to a limited list of matters, including but, not limited to, the following: (i) the removal or appointment of Computershare as trustee; (ii) the removal or appointment of the auditor of the Trust; (iii) the amendment of the Trust Indenture;

(iv) the approval of subdivisions or consolidations of Trust Units, class A trust units and special units; (v) the sale of the assets of the Trust as an entirety or substantially as an entirety; and (vi) the termination of the Trust.
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
Termination of the Trust
The Unitholders may vote to terminate the Trust at any meeting of such holders, subject to the following:
•	a vote may be held only if: (i) requested in writing by the holders of not less than 25 percent of the Trust Units, class A trust units and special units, in the aggregate; or (ii) if the Trust Units, the class A trust units and the special units have become ineligible for investment by RRSPs, RRIFs, RESPs and DPSPs;

•	the termination must be approved by extraordinary resolution of the Unitholders; and

•	a quorum representing five percent of the issued and outstanding Trust Units, class A trust units and special units, in the aggregate, must be present or represented by proxy at the meeting at which the vote is taken.
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

THE ROYALTY INDENTURE
Royalty Units
Royalty units are issued under the terms of the Royalty Indenture dated July 27, 2006 among the Corporation and Computershare. A maximum of 500,000,000 Royalty Units can be created and issued pursuant to the Royalty Indenture, of which 132,305,583 Royalty Units were issued and outstanding as at December 31, 2008. The Royalty Units represent fractional undivided interests in the royalty created by the Corporation in favour of holders of the Royalty Units, consisting of a 99 percent share of “royalty income”.
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
The “reserve” is established by the Corporation with miscellaneous revenues (such as processing and transportation revenues) and allowable portions of gross revenue, and must be used to fund the payment of operating costs, capital expenditures, future abandonments, environmental and reclamation costs, general and administrative costs, royalty income, management fees and debt service charges. The allowable portions of gross revenue consist of (i) amounts determined by the Corporation in accordance with prudent business practices for the payment of future operating costs and reclamation obligations, and (ii) amounts, not to exceed 20 percent of gross revenue, determined by the Corporation in accordance with prudent business practices to provide for the payment of future capital expenditures or for the payment of royalty income in any future period or periods. Any amounts remaining in the reserve when there are no longer any properties that are subject to the royalty, and all of the above obligations have been satisfied, are to be paid to the holders of Royalty Units in proportion to their respective interests.
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
Historical Distributions
On December 18, 2008, the monthly distributions were reduced from $0.225 per Trust Units to $0.17 per Trust Unit and the Board of Directors approved a reduced capital program of $215 million in direct response to substantial declines in commodity prices in late 2008. A further reduction in distributions to $0.10 was announced on February 19, 2009 commencing with the March 16, 2009 distribution. The Board of Directors’ stated objective in making the further reduction in distributions was exercising financial prudence in uncertain times. Based upon forward strip pricing at the time of the announcement, Pengrowth anticipates funding substantially all of its 2009 capital program and distributions from cash flow from operations, leaving flexibility to pursue more acquisition and consolidation opportunities. Distributions can and may fluctuate in the future. The availability of cash flow for the payment of distributions is derived mainly from producing and selling our oil, natural gas and related products and as such will at all times be dependent upon a number of factors, including commodity prices, production rates, proposed capital expenditures, Pengrowth’s level of indebtedness and our ability to access equity and debt capital. The Board of Directors will continue to examine distributions on a monthly basis while considering overall market conditions prior to setting the distribution level each month. The Board of Directors cannot provide assurance that cash flow will be available for distribution to Unitholders in the amounts anticipated or at all. See “Risk Factors”.
Distributions declared in 2008 and for the preceding five fiscal years were as follows:

	2008	2007	2006	2005	2004	2003

First Quarter	$0.675	$0.75	$0.75	$0.69	$0.63	$0.75
Second Quarter	0.675	0.75	0.75	0.69	0.64	0.67
Third Quarter	0.675	0.75	0.75	0.69	0.67	0.63

	2008	2007	2006	2005	2004	2003

Fourth Quarter	0.565	0.675	0.75	0.75	0.69	0.63

Total	$2.59	$2.93	$3.00	$2.82	$2.63	$2.68

Since December 31, 2001, all amounts distributed to Unitholders have been treated as a return of capital, except for amounts classified as taxable income as set out in the following table:

	2008	2007	2006	2005	2004	2003

Taxable Income(1) (per Trust Unit)	$2.70	$2.78	$2.40	$2.22	$1.43	$1.47
(percent of distributions classified as taxable income)	(100%)	(95%)	(80%)	(80%)	(55%)	(55%)

Note:

(1)	For Canadian residents, amounts treated as a return of capital generally are not required to be included in a Unitholder’s income but such amounts will reduce the adjusted cost base to the Unitholder of the Trust Units.
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
The return on an investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of the initial investment made by Unitholders is at risk, and the anticipated return on the Unitholder’s investment is based on many performance assumptions. Although the Trust intends to make distributions of a portion of its available cash, these cash distributions may be reduced or suspended. Cash distributions are not guaranteed. The ability to make cash distributions and the actual amount distributed will depend on numerous factors including, among other things: its financial performance, debt obligations, working capital requirements and future capital requirements, all of which are susceptible to a number of risks. In addition, the market value of the Trust Units may decline as a result of many factors, including its inability to meet Pengrowth’s cash distribution targets in the future, and that decline may be significant. Prospective purchasers of Trust Units also should consider the particular risk factors that may affect the industry in which Pengrowth operates, and therefore the stability of the distributions they would receive. See “Risk Factors”. This section also describes Pengrowth assessment of those risk factors, as well as potential consequences to Unitholders if a risk should occur.
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
Restrictions on Distributions
The ability of the Trust to make cash distributions or return capital contributions to Unitholders may be directly or indirectly affected in certain events as a result of certain restrictions, including restrictions set forth in (i) the credit agreement relating to the Credit Facility, which are also incorporated by reference in the agreement relating to the $50 million demand operating line of credit; (ii) the note purchase agreements relating to the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes, the 2008 Senior Notes and the U.K. Senior Notes; and (iii) the Debentures. In particular, the funds required to satisfy the interest payable on the foregoing obligations, as well as the amounts payable upon the redemption or maturity of such obligations, as applicable, or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.
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
Senior Unsecured Notes
The holders of the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes, the 2008 Senior Notes and the U.K. Senior Notes are entitled to certain remedies upon the occurrence of an “Event of Default”, which remedies may restrict the ability of the Trust to make distributions to Unitholders. The note agreements relating to the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes, the 2008 Senior Notes and the U.K. Senior Notes contain certain restrictions on the ability of the Corporation to make payments to the Trust if, at the time thereof or if after giving effect thereto, a “Default” or “Event of Default” would exist. In addition, in connection with the note agreements relating to the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes, the 2008 Senior Notes and the U.K. Senior Notes the Trust agreed that if it has actual knowledge that Default or an Event of Default has occurred and is continuing, it will not make any payment in respect of any distribution to Unitholders. An “Event of Default” is defined in the note purchase agreements to include those events of default which are typically referred to in a note purchase agreement of a similar nature (including failure to pay principal and interest when due, default in compliance with other covenants, inaccuracy of representations and warranties, cross default to other indebtedness, certain events of insolvency or the rendering of judgments against the Trust in excess of certain threshold amounts). “Default” is defined in the note agreements to mean any event or circumstance which, with the giving of notice or lapse of time or both, would constitute an Event of Default.
In addition to standard representations, warranties and covenants, the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes, the 2008 Senior Notes and the U.K. Senior Notes also contain the following key financial covenants:
•	the ratio of Consolidated EBITDA (as defined below) to interest expense for the four immediately preceding fiscal quarters shall be not less than 4:1;

•	with respect to the 2003 U.S. Senior Notes and the U.K. Senior Notes only, the Consolidated Total Debt (as defined below) is limited to 60 percent of the Consolidated Total Established Reserves (as defined below) determined and calculated not later than the last day of the first fiscal quarter of the next succeeding fiscal year of the Trust;

•	with respect to the 2007 U.S. Senior Notes and the 2008 Senior Notes, the Consolidated Total Debt (as defined below) to Total Capitalization (as defined below) shall not exceed 55 percent at the end of each fiscal quarter; and

•	the ratio of Consolidated Total Debt to Consolidated EBITDA for each period of four consecutive fiscal quarters shall not exceed 3.5:1.
With respect to these financial covenants, the following definitions apply to the Trust and its subsidiaries on a consolidated basis:

Consolidated EBITDA:	The sum of the last four quarters of: (i) net income determined in accordance with GAAP; (ii) all provisions for federal, provincial or other income and capital taxes; (iii) all provisions for depletion, depreciation, and amortization; (iv) interest expense; and (v) non-cash items.

Consolidated Total Debt:	Has substantially the same meaning as “Consolidated Senior Debt” in the definitions relating to the Credit Facility.

Consolidated Total Established Reserves:	The sum of: (i) 100 percent of the present value of Pengrowth’s Proved Reserves; and (ii) 50 percent of the present value of Pengrowth’s Probable Reserves.

Total Capitalization:	Consolidated Total Debt plus Unitholder equity in the Trust.
Convertible Debentures
In connection with the business combination with Esprit Energy Trust, Pengrowth assumed all obligations relating to the Debentures then outstanding. As at December 31, 2008, Pengrowth had $74.7 million principal amount of Debentures outstanding. Each $1,000 principal amount of Debentures is convertible at the option of the holder at any time into Trust Units at a conversion price of $25.54 per Trust Unit. The Debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per Debenture or $1,025 per Debenture after December 31, 2009. On December 12, 2006 Pengrowth redeemed a portion of the Debentures, pursuant to the change of control provision, for cash proceeds of $21.8 million (including accrued interest of $0.6 million and offer premium of $0.2 million). See the discussion above under the heading “Certain Canadian Federal Income Tax Considerations — Taxation of Unitholders who are Non-Residents of Canada” for the recent changes to the Tax Act which eliminate Canadian withholding tax on interest paid or credited to non-residents.
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
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
Taxation of the Trust
SIFT Legislation
On October 31, 2006, Finance announced new proposals (the “October 31 Proposals”) that will change the manner in which certain flow-through entities, including mutual fund trusts, referred to as “specified investment flow-through” entities or “SIFTs”, and the distributions from such entities are taxed. The October 31 Proposals will apply a tax at the trust level on distributions of certain income from such a SIFT entity at a rate of tax comparable to the combined federal and provincial corporate tax rate and will result in the distributions from SIFT entities being treated as dividends to the recipient. The October 31 Proposals became law when Bill C-52 received Royal Assent on June 22, 2007.
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
Under the existing provisions of the Tax Act, Pengrowth can generally deduct in computing its income for a taxation year any amount of income that it distributes to Unitholders in the year and, on that basis, Pengrowth is generally not liable for any material amount of tax. The SIFT Legislation will change the manner in which the Trust and its distributions are taxed beginning January 1, 2011 (provided that the Trust is not considered to have undergone an “undue expansion” during the Interim Period, as set out in the Normal Growth Guidelines, which could result in the SIFT Legislation applying to the Trust at an earlier date). More specifically, the Trust will not be able to deduct certain portions of its distributed income (referred to as “specified income”) and will become subject to a distribution tax on such specified income at a special tax rate that approximates the tax rate applicable to a taxable Canadian corporation. The SIFT Legislation characterizes specified income to include: (i) income (other than dividends that the Trust could, if it were a corporation, deduct under the Tax Act) from the Trust’s non-portfolio properties; and (ii) taxable capital gains from the Trust’s dispositions of non-portfolio properties. Under the current SIFT Legislation, the proposed tax rate applicable to the Trust is expected to be 26.5 percent in 2011 and 25 percent in 2012, assuming a provincial tax rate of 10 percent being the applicable tax rate in the Province of Alberta where we anticipate 79 percent of our revenue will be generated in 2009. Subject to the availability of tax pools, the application of the SIFT Legislation will reduce the amount of cash available to the Trust to distribute to its Unitholders by an amount equal to 26.5 percent in 2011 (and by 25 percent in 2012 and thereafter) multiplied by the amount of the pre-tax income distributed by the Trust. There can be no assurance that the Budget will become law and, until it does, the proposed reduction to the provincial tax rate will not become effective.

Distributions of the Trust’s income received by Unitholders beginning January 1, 2011 will be characterized as taxable dividends received from a taxable Canadian corporation and for a person resident in Canada, the taxable dividends will also qualify as eligible dividends.
Pursuant to the SIFT Legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. Accordingly, Pengrowth has the opportunity to reduce the impact of the SIFT Legislation after January 1, 2011 by applying available tax pools to enable a portion of distributions to be paid by way of a return of capital. As a result of the enactment of the SIFT Legislation, the Trust recorded a future income tax reduction in the second quarter of 2007 to reflect temporary differences in the Trust. See note 11 to our audited annual consolidated financial statements for the year ended December 31, 2008.
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
The Normal Growth Guidelines provide that a SIFT’s safe harbour will be 40 percent of the October 31, 2006 benchmark for the period from November 1, 2006 to the end of 2007 and will be 20 percent of the October 31, 2006 benchmark for 2008, 2009 and 2010. Pengrowth’s market capitalization on October 31, 2006 was approximately $4.8 billion. Pengrowth has issued additional equity after October 31, 2006 of approximately $672 million. Accordingly, Pengrowth may currently issue additional equity without offending the Normal Growth Guidelines of approximately $2.208 billion, and may issue approximately $960 million of additional equity for each of 2009 and 2010. Unused portions may be carried forward until December 31, 2010. Pengrowth has adhered to the normal growth limits from October 31, 2006 to the date hereof. On November 28, 2008, Finance introduced further technical amendments to the SIFT Legislation in the form of a notice of ways and means motion. Under these technical amendments, the Normal Growth Guidelines are being revised to accelerate a Grandfathered SIFT’s “safe harbour” amount for each of 2009 and 2010 so that it is available on November 28, 2008. Although this change does not increase the maximum available growth of a Grandfathered SIFT under the Normal Growth Guidelines, the change allows a Grandfathered SIFT to use the remaining growth in a single year rather than staging it over 2009 and 2010.
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
Pursuant to the SIFT Legislation, amounts in respect of the Trust’s income payable to Unitholders that is not deductible by the Trust will be treated as a taxable dividend from a taxable Canadian corporation. Dividends received or deemed to be received by an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the enhanced gross-up and dividend tax credit rules under the Tax Act normally applicable to eligible dividends received from taxable Canadian corporations. Dividends received or deemed to be received by a holder that is a corporation will generally be deductible in computing the corporation’s taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3 percent on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income. Unitholders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans and tax-free savings accounts as defined in the Tax Act (referred to herein as “Exempt Plans”) will generally continue not to be liable for tax in respect of any distributions received from the Trust. Although the SIFT Legislation will not increase the tax payable by Exempt Plans in respect of dividends deemed to be received from the Trust, it is expected that the imposition of tax at the Trust level under the SIFT Legislation will materially reduce the amount of cash available for distributions to Unitholders.
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
On September 21, 2007, Canada and the United States signed the Protocol to the Canada-U.S. Convention. The Protocol came into force on December 15, 2008, when the two countries formally notified each other that their procedures were complete. The Protocol contains new Article IV(7)(b), a treaty benefit denial rule, which would increase the Canadian withholding tax on Pengrowth’s distributions (which for the purposes of this paragraph includes deemed dividends pursuant to the SIFT Legislation) to Non-Resident Unitholders who are residents of the US for the purposes of the Canada-US Convention. Article IV(7)(b) of the Protocol will apply to distributions commencing on January 1, 2010. Article IV(7)(b) of the Protocol generally denies benefits under the Canada-US Convention in circumstances where (i) a Non-Resident Unitholder who is a resident of the US for the purposes of the Canada-US Convention receives an amount, such as a distribution, from an entity that is a resident of Canada, such as the Trust, (ii) the Trust is treated as a fiscally transparent entity for US federal income tax purposes, which is the case inasmuch as Pengrowth is treated as a partnership for US federal income tax purposes, and (iii) the tax treatment of the amount (or distribution) received by the Non-Resident Unitholder would, for US federal income tax purposes, be different if Pengrowth were not treated as fiscally transparent for US federal income tax purposes. The effect of Article IV(7)(b) of the Protocol is that the Canadian withholding tax rate on distributions of income would be 25 percent instead of 15 percent or such lower rate that is otherwise available under the Canada-U.S. Convention. Returns of capital would still be subject to a 15 percent Canadian withholding tax and such rate is not modified by the Protocol. The Protocol also contains measures which, generally speaking, are designed to limit the benefits under the Canada-U.S. Convention to “treaty shopping” transactions or arrangements.
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
The SIFT Legislation will have a material and adverse impact on the Trust and its Unitholders. Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances including the impact of the SIFT Legislation on the Trust and Unitholders. See “Risk Factors — The SIFT Legislation has and will continue to materially and adversely affect the Trust, the Unitholders and the value of the Trust Units.”
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
Classification of Pengrowth Energy Trust as a Partnership
We have elected under applicable Treasury Regulations to be treated as a partnership for United States federal income tax purposes. We have the right to elect under applicable Treasury Regulations to be treated as a corporation for United States federal income tax purposes, if such election were determined to be beneficial to Pengrowth and its Unitholders. As circumstances, including, without limitation, applicable tax laws and tax treaties, change, we will continue to evaluate if such an election would be beneficial, including, without limitation, as a result of any potential tax efficiency in the payment of distributions to United States holders.
A partnership generally is not treated as a taxable entity and incurs no United States federal income tax liability. Instead, as discussed below, each partner in an entity treated as a partnership for tax purposes is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its United States federal income tax liability, regardless of whether cash or other distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner’s adjusted basis in its partnership interest (see “— United States Federal Income Tax Considerations — Tax Consequences of Trust Unit Ownership” below). Each Unitholder will be treated as a partner in the Trust for United States federal income tax purposes.
Section 7704 of the Code provides that publicly-traded partnerships such as the Trust will, as a general rule, be taxed as corporations. However, an exception (the “Qualifying Income Exception”) exists with respect to publicly-traded partnerships of which 90 percent or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes interest (from other than a financial business), dividends, rents from real property, oil and gas royalty income, gains from the sale of oil and gas properties, and gains derived from the exploration, development, mining or production, processing, refining, transportation or the marketing of oil and gas. Royalty income received by the Trust from Pengrowth should be treated as qualifying income. We believe that at least 90 percent of our income for the current year will be qualifying income and that we have met the qualifying income exception since we first elected to be treated as a partnership for United States federal income tax purposes in 1997. We expect that we will continue to meet the qualifying income exception in 2009 and thereafter. However, no assurance can be given that the qualifying income exception will in fact be met.

Possible Classification as a Corporation; PFIC Rules
If we fail to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery) or we elect under applicable Treasury Regulations to be treated as a corporation for United States federal income tax purposes, we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which we fail to meet the Qualifying Income Exception or on the effective date of an election to be treated as a corporation for United States federal income tax purposes) in return for stock in that corporation, and then distributed that stock to our owners in liquidation of their interests in us. That deemed transfer and liquidation would likely be taxable to United States holders. Thereafter, we would be treated as a corporation for federal income tax purposes. United States holders would be required to file IRS Form 926 to report the deemed transfer and any other transfers made to the Trust while it is treated as a corporation.
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
If we were classified as a PFIC, for any year during which a United States holder owns Trust Units (regardless of whether we continue to be a PFIC), the United States holder would generally be subject to special adverse rules including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the United States holder makes an election to be taxed under an alternative regime. In addition, any dividends will not be qualifying dividends, and will not be eligible for the reduced rate that currently applies to certain dividends received by United States holders that are not corporations.
While the Trust is treated as a partnership for United States federal income tax purposes, a United States holder would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any direct or indirect subsidiary of the Trust that is a PFIC.
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
Treatment of Distributions
Distributions by us to a United States holder generally will not be taxable to the United States holder for federal income tax purposes to the extent of its tax basis in its Trust Units immediately before the distribution. Cash distributions in excess of a United States holder’s tax basis generally will be considered to be gain from the sale or exchange of the Trust Units, taxable in accordance with the rules described under “— United States Federal Income Considerations — Disposition of Trust Units” below.
Basis of Trust Units
A United States holder’s initial tax basis for its Trust Units will be the amount paid for the Trust Units. That basis will be increased by its share of our income and decreased (but not below zero) by distributions to it from us, by the United States holder’s share of our losses and deductions, and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. See “— United States Federal Income Tax Considerations — Disposition of Trust Units — Recognition of Gain or Loss” below.
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
Constructive Termination
We will be considered to have been terminated for United States federal income tax purposes if there is a sale or exchange of 50 percent or more of the total Trust Units within a 12-month period. A termination of the Trust will result in a decrease in tax depreciation available to the United States holders thereafter and in the closing of our taxable year for all United States holders. In the case of a United States holder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months’ taxable income or loss of the Trust being includable in its taxable income for the year of termination. New tax elections would have to be made by us, including a new election under Section 754 of the Code. Adverse tax consequences could ensue if we were unable to determine that the termination had occurred. Finally, a termination of the Trust could result in taxation of the Trust as a corporation if the Qualifying Income Exception were not met in the short taxable years caused by termination. See “— United States Federal Income Tax Considerations — Classification of the Trust as a Partnership” above.
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
Disposition of Trust Units by Redemption
The tax consequences of a redemption of Trust Units are complex and depend in part upon whether some or all of a United States holder’s Trust Units are redeemed. The tax consequences of a redemption of all of a United States holder’s Trust Units should generally be the same as discussed above under “— United States Federal Income Tax Considerations — Disposition of Trust Units — Recognition of Gain or Loss” above. United States holders contemplating a redemption of some or all of their Trust Units should consult their tax advisors.

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
Foreign Partnership Reporting
A United States holder who contributes more than U.S. $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months) in exchange for Trust Units, may be required to file Form 8865, Return of United States Persons With Respect to Certain Foreign Partnerships, in the year of the contribution. There may be other circumstances in which a United States holder is required to file Form 8865.
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
Royalties
For crude oil, natural gas and related production from federal or provincial government lands, the royalty regime is a significant factor in the profitability of production operations. Royalties payable on production from lands other than government lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes. Government royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on well productivity, geographic location and field discovery date.
From time to time, the provincial governments have established incentive programs for exploration and development. Such programs often provide for royalty reductions, credits and holidays, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.
Alberta
Royalties payable pursuant to petroleum and natural gas leases with the Government of Alberta are ad valorem royalties, calculated using the oil or natural gas price and the amount of monthly production.
The Government of Alberta changed the royalty rates effective January 1, 2009. The Province has two different royalty programs: the New Royalty Framework and Transitional Royalties.
The New Royalty Framework establishes new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects. Under the new royalty framework, the formula for conventional oil and natural gas royalties uses a sliding rate formula, dependant on the market price and production volumes. Royalty rates for conventional oil range from zero percent to 50 percent. Natural gas royalty rates range from 5 percent to 50 percent. Propane and butanes will have fixed royalty rates of 30 percent, whereas pentanes plus will have a fixed royalty rate of 40 percent. The sulfur royalty rate remains unchanged at 16 2/3 percent.
In November 2008, the Alberta Government announced that companies drilling new natural gas and conventional oil wells at depths between 1,000 and 3,500 metres, which are spudded between November 19, 2008 and December 31, 2013, will have a one-time option of selecting new Transitional Royalty rates or the New Royalty Framework rates. The transition option provides lower royalties in the initial years of a well’s life. For example, under the transition option, royalty rates for natural gas wells will range from 5 percent to 30 percent. The election must be made prior to the end of the first calendar month in which the leased substance is produced. All wells using the Transitional Royalty rates must shift to the New Royalty Framework rates on January 1, 2014.
The Deep Oil Exploration Program (“DOEP”) and the Natural Gas Deep Drilling Program (“NGDDP”) are new programs that began January 1, 2009. These programs provide upfront royalty adjustments to new wells. To qualify for such royalty adjustments under the DOEP, exploration wells must have a vertical depth greater than

2,000 meters with a Crown interest and must be spudded after January 1, 2009. These oil wells qualify for a royalty exemption on either the first $1,000,000 of royalty or the first 12 months of production. The NGDDP applies to wells producing at a true vertical depth greater than 2,500 meters. The NGDDP will have an escalating royalty credit in line with progressively deeper wells from $625 per meter to a maximum of $3,750 per meter. There are additional benefits for the deepest wells. Both the DOEP and the NGDDP are five year programs. Any wells spud after December 31, 2013, or any wells that choose the transition option, will not qualify under either program. No royalty adjustments will be granted under either the DOEP or the NGDDP after December 31, 2018.
Approximately 79 percent of Pengrowth’s Company Interest production forecast for 2009 is in the Province of Alberta.
British Columbia
The British Columbia natural gas royalty regime is price sensitive, using a “select price” as a parameter in the royalty rate formula. When the reference price, being the greater of the producer price or the Crown set posted minimum price (“PMP”), is below the select price, the royalty rate is fixed. The rate increases as prices increase above the select price. The Government of British Columbia determines the producer prices by averaging the actual selling prices for gas sales with shared characteristics for each company minus applicable costs. If this price is below the PMP, the PMP will be the price of the gas for royalty purposes.
Natural gas is classified as either “conservation gas” or “non-conservation gas”. There are three royalty categories applicable to non-conservation gas, which are dependent on the date on which title was acquired from the Crown and on the date on which the well was drilled. The base royalty rate for non-conservation gas ranges from 9 percent to 15 percent. A lower base royalty rate of 8 percent is applied to conservation gas. However, the royalty rate may be reduced for low productivity wells.
The royalty regime for oil is dependent on age and production. Oil is classified as “old”, “new” or “third tier” and a separate formula is used to determine the royalty rate depending on the classification. The rates are further varied depending on production. Lower royalty rates apply to low productivity wells and third tier oil to reflect the increased cost of exploration and extraction. There is no minimum royalty rate for oil.
Approximately six percent of Pengrowth’s Company Interest production forecast for 2009 is in the Province of British Columbia.
Saskatchewan
Crown royalty rates are sensitive to the individual productivity of each well. The rates are applied to the respective portions of each classification of gas (“fourth tier gas”, “third tier gas”, “new gas” and “old gas”) produced from a well.
Each month, the royalty rates are adjusted based on the level of the Provincial Average Gas Price (“PGP”) established by the Province monthly. The PGP represents the weighted average fieldgate price (expressed in $/103m3) received by producers during the month for the sale of all gas subject to royalty. Crown royalty of the production volume is calculated on each individual well using the applicable royalty rate to the volume of gas produced by each well on a monthly basis.
The operator must elect to use either the PGP or the Operator Average Gas Price (“OGP”) for purposes of valuing the Crown’s royalty share of the production volume from each well. The OGP is determined each month by the operator and represents the weighted average fieldgate price ($/103m3) received by the operator for sales of gas during the month. The Crown royalty share is calculated by multiplying the Crown royalty volume determined for each well by the wellhead value of the gas for the month.

Crown royalty rates are sensitive to the individual productivity of each well and the type of oil produced from the well. Each month, royalty rates are adjusted based on the level of the reference price established by the Province for each type of oil.
For Crown royalty purposes, crude oil is classified as “heavy oil”, “southwest designed oil” or “non-heavy oil other than southwest designated oil”. There are separate reference prices established for each type of oil which represent the average wellhead price (in $/m3) received by producers during the month for sales of that oil type in Saskatchewan.
The Crown royalty share of production volume is calculated on each individual well using the applicable royalty rate to the volume of oil produced from the well each month. The Crown royalty share is calculated by multiplying the Crown royalty volume determined for each well by the wellhead value of the oil for the month.
A separate cost sensitive royalty structure applies to incremental production from enhanced oil recovery projects, which incorporates lower royalty and freehold production tax rates before the project reaches payout of investment and operating expenditures.
Approximately seven percent of Pengrowth’s Company Interest production forecast for 2009 is in the Province of Saskatchewan.
Nova Scotia
The Government of Nova Scotia has established a generic royalty regime in respect of oil and gas produced from offshore Nova Scotia based on revenues and profits. Such regime contemplates a multi-tier royalty in which the royalty rate fluctuates when certain threshold levels of rates of return on capital have been reached and offers lower royalties for a first project in a new area, being a “high risk project”. Notwithstanding the generic royalty regime, royalties in respect of offshore Nova Scotia oil and gas production may be determined contractually between the participant and the Government of Nova Scotia.
Approximately eight percent of Pengrowth’s Company Interest production forecast for 2009 is in the Province of Nova Scotia.
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
Climate Change
Federal
Canada is a signatory to the United Nations Framework Convention on Climate Change. The Canadian federal government has indicated an intention to regulate emissions of industrial greenhouse gas (“GHG”) emissions from a broad range of industrial sectors in the Regulatory Framework for Air Emissions released April 26, 2007 (the “Framework”) and updated in a March 10, 2008 document entitled Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions (collectively, the “Federal Plan”). The Federal Plan outlines proposed policies to reduce GHG emissions intensity of regulated facilities starting January 2, 2010. New facilities will face intensity reduction requirements, beginning in their fourth year of commercial production, of 2 percent per year from their ‘baseline’ emissions intensity (e.g. the emissions intensity of their third year of commercial production)

until at least 2020. Targets will be based on a “cleaner fuel standard” (i.e. the use of natural gas as a fuel) for new facilities commencing production before 2012, although new facilities commencing production in 2012 or later that are built “carbon-capture ready” will not need to meet the cleaner fuel standard until 2018. Compliance options under the Federal Plan include: making emissions intensity improvements, making investments in certified carbon capture and storage projects (until 2018), buying offsets or emissions performance credits, and, for a portion of each entity’s emissions reduction obligations (the portion would start at 70 percent and decline to zero percent in 2018), making payments of $15/ton until 2012, then $20 or more/ton, to the federal technology fund.
The Canadian federal government currently proposes to enter into equivalency agreements with provinces to establish a consistent regulatory regime for GHGs and industrial air pollutants, but the success of any such plan is uncertain, possibly leaving overlapping levels of regulation. Further, since the 2008 U.S. presidential elections, announcements from the Canadian federal government indicate an interest in creating a North American cap and trade system with “hard caps” on emissions from facilities rather than emissions intensity limits. No assurance can be given that either a modified Federal Plan or a North American cap and trade system will or will not be implemented, or what obligations might be imposed under any such system.
The Framework also outlines proposed requirements by the Canadian federal government governing the emission of industrial air pollutants starting in 2010. Proposed compliance mechanisms include fixed emission caps and an emissions credit trading system for certain industrial air pollutants, as well as several options from which companies may choose to meet GHG emission reduction targets. The current status of these proposals is unclear. The Canadian federal government currently imposes reporting obligations under the Canadian Environmental Protection Act, 1999 for facilities that create GHG emissions over 100,000 tons in any year.
As the details of the implementation of any federal legislation for GHGs or industrial pollutants have not been announced, the effect on Pengrowth’s operations cannot be determined at this time.
Alberta
Alberta regulates GHG emissions under the Climate Change and Emissions Management Act, the Specified Gas Reporting Regulation (the “SGRR”), which imposes GHG emissions reporting requirements, and the Specified Gas Emitters Regulation (the “SGER”) which imposes GHG emissions limits. Under the SGRR, Pengrowth must report if it has GHG emissions of 100,000 tonnes or more from a facility in any year. Currently, only two facilities exceed this criteria: the Judy Creek Gas Conservation Plant and the Olds Gas Plant. Under the SGER, GHG emission limits apply once a facility has direct GHG emissions in a year of 100,000 tonnes or more. Under the SGER, any facility coming into commercial production after 2000 will be considered a new facility and will be required to reduce its emission intensity (e.g. tonnes of GHGs emitted per unit of production) by 2 percent per year beginning in its fourth year of commercial operation, up to an aggregate 12 percent reduction from the emissions intensity level of its third year of commercial operation. The SGER permits Pengrowth to meet the applicable emission limits by making emissions intensity improvements at facilities, offsetting GHG emissions by purchasing offset credits or emission performance credits in the open market, or acquiring ‘fund credits’ by making payments of $15/per tonne to the Alberta Climate Change and Management Fund. The Alberta government recently announced its intention to raise the price of fund credits and increase the required reductions in GHG emissions intensity to unspecified levels. In addition, Alberta facilities must currently report emissions of industrial air pollutants and comply with obligations imposed in permits and under environmental regulations. Under the Alberta regulations, if the emissions remain at current levels, Pengrowth would be required to purchase “off-setting” credits of up to $500,000 from Alberta Environment. In 2008, Pengrowth spent $111,855 on purchasing “off-setting” credits for the Olds Gas Plant. The Judy Creek Gas Conservation Plant did not need to purchase “off-setting” credits as it had a surplus of carbon credits.
British Columbia
The Province of British Columbia intends to reduce its GHG emissions to 33 percent below 2007 levels by 2020 and has set interim targets of 6 percent below 2007 levels by 2012 and 18 percent below 2007 levels by 2016 and, accordingly, has implemented the Greenhouse Gas Reduction Targets Act. The Crown is obliged to report every second year on the amount of reductions achieved in the province, although there is no mechanism in place to measure compliance nor is there any consequence for failing to reach the target. A carbon tax was implemented on the purchase or use of fossil fuels within the Province of British Columbia, starting at $10/ton on July 1, 2008 and rising by $5 per year to $30/ton in 2012. This carbon tax is mostly collected at the whole sale level, but is collected at the retail level for marketable natural gas and propane. Carbon capture and storage is required for all coal-fired electricity generation facilities and a 0.4 percent levy tax has been implemented at the consumer level on electricity, natural gas, grid propane and heating oil that goes towards establishing a Clean Energy Fund.
Saskatchewan
The Province of Saskatchewan has not implemented GHG emission reduction legislation at this time.
The direct and indirect costs of the various GHG regulations, existing and proposed, may adversely affect Pengrowth’s business, operations and financial results. Equipment that meets future emission standards may not be available on an economic basis and other compliance methods to reduce Pengrowth’s emissions or emissions intensity to future required levels may significantly increase operating costs or reduce the output of the projects. Offset, performance or fund credits may not be available for acquisition or may not be available on an economic basis. Any failure to meet emission reduction compliance obligations requirements may materially adversely affect Pengrowth’s business and result in fines, penalties and the suspension of operations. There is also a risk that one or more levels of government could impose additional emissions or emissions intensity reduction requirements or taxes on emissions created by Pengrowth or by consumers of Pengrowth’s products. The imposition of such measures might negatively affect Pengrowth’s costs and prices for Pengrowth’s products and have an adverse effect on earnings and results of operations.
RISK FACTORS
If any of the following risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, our Trust Units. As a result, the trading price of our Trust Units could decline, and you could lose all or part of your investment. Additional risks are described under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2008.
The SIFT Legislation has and will continue to materially and adversely affect Pengrowth, the Unitholders and the value of the Trust Units.
It is expected that the SIFT Legislation will subject the Trust to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to the Unitholders. Based on the Canadian federal income tax rates and the expected provincial tax rates, we estimate that the SIFT Legislation will, commencing on January 1, 2011, reduce the amount of cash available to the Trust to distribute to its Unitholders. Under the current SIFT Legislation, the proposed tax is expected to be 26.5 percent in 2011 and 25 percent in 2012, assuming a provincial tax rate of 10 percent being the applicable tax rate in the Province of Alberta where we anticipate 79 percent of our revenue will be generated in 2009. Subject to the availability of tax pools, the application of the SIFT Legislation will reduce the amount of cash available to the Trust to distribute to its Unitholders by an amount equal to 26.5 percent in 2011 (and by 25 percent in 2012 and thereafter) multiplied by the amount of the pre-tax income distributed by the Trust. A reduction in the value of the Trust Units would be expected to increase the cost to the Trust of raising capital in the public capital markets. In addition, the SIFT Legislation is expected to substantially eliminate the competitive advantage the Trust currently enjoys compared to corporate competitors in raising capital in a tax efficient manner, while placing the Trust at a competitive disadvantage compared to industry competitors, including U.S. master limited partnerships, which are expected to continue not to be subject to entity-level taxation. The SIFT Legislation is also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may be more difficult for Pengrowth to compete effectively for acquisition opportunities in the future. There can be no assurance that Pengrowth will be able to reorganize its legal and tax structure to reduce the expected impact of the SIFT Legislation.

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
Low oil and natural gas prices could have a material adverse effect on results of operations and financial condition, which, in turn, could negatively affect the amount of distributions to our Unitholders.
The monthly distributions we pay to our Unitholders depend, in part, on the prices we receive for our oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. These factors include, among others:
•	global energy policy, including the ability of OPEC to set and maintain production levels for oil;
•	geo-political conditions;
•	worldwide economic conditions;
•	weather conditions including weather-related disruptions to the North American natural gas supply;
•	the supply and price of foreign oil and natural gas;
•	the level of consumer demand;
•	the price and availability of alternative fuels;
•	the proximity to, and capacity of, transportation facilities;
•	the effect of worldwide energy conservation measures; and
•	government regulation.
Declines in oil or natural gas prices could have an adverse effect on our operations, financial condition and Proved Reserves and ultimately on our ability to pay distributions to our Unitholders.
Distributions may be reduced during periods of lower operating cash flow due to low commodity prices, and in which Pengrowth makes capital expenditures using cash flow, which could also negatively affect the market price of the Trust Units.
Production and development costs incurred with respect to properties, including power costs and the costs of injection fluids associated with tertiary recovery operations, reduce the royalty income that the Trust receives and, consequently, the amounts we can distribute to our Unitholders.
The timing and amount of capital expenditures will directly affect the amount of income available for distribution to our Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Pengrowth’s ability to make the necessary capital investments to maintain or expand oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that Pengrowth is required to use cash flow to finance capital expenditures or property acquisitions, the cash the Trust receives from the Corporation on the Royalty Units will be reduced, resulting in reductions to the amount of cash we are able to distribute to our Unitholders.
Actual reserves will vary from reserve estimates, and those variations could be material, and negatively affect the market price of the Trust Units and distributions to our Unitholders.

The value of the Trust Units will depend upon, among other things, Pengrowth’s reserves. In making strategic decisions, we generally rely upon reports prepared by our independent reserve engineers. Estimating reserves is inherently uncertain. Ultimately, actual production, revenues and expenditures for the underlying properties will vary from estimates and those variations could be material. Changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our Trust Units. The reserve and cash flow information contained herein represent estimates only. Petroleum engineers consider many factors and make assumptions in estimating reserves. Those factors and assumptions include:
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
Continued uncertainty in domestic and international credit markets could materially affect our ability to access sufficient capital for our capital expenditures and acquisitions and, as a result, may have a material adverse effect on our ability to execute our business strategy and on our financial condition. There can be no assurance that financing will be available or sufficient to meet these requirements or for other corporate purposes or, if financing is available, that it will be on terms appropriate and acceptable to us. Should the lack of financing and uncertainty in the capital markets adversely impact Pengrowth’s ability to refinance debt, additional equity may be issued resulting in a dilutive effect on current and future Unitholders.
In the normal course of our business, we have entered into contractual arrangements with third parties which subject Pengrowth to the risk that such parties may default on their obligations.

Pengrowth is exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Pengrowth, such failures could have a material adverse effect on Pengrowth and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Pengrowth’s ongoing capital program, potentially delaying the program and the results of such program until Pengrowth finds a suitable alternative partner.
If Pengrowth is unable to acquire additional reserves, the value of the Trust Units and distributions to our Unitholders may decline.
Our future oil and natural gas reserves and production, and therefore the cash flows of the Trust, will depend upon our success in acquiring additional reserves. If we fail to add reserves by acquiring or developing them our reserves and production will decline over time as they are produced. When reserves from our properties can no longer be economically produced and marketed, our Trust Units will have no value unless additional reserves have been acquired or developed. If we are not able to raise capital on favourable terms, we may not be able to add to or maintain our reserves. If we use our cash flow to acquire or develop reserves, we will reduce our cash available to be distributed. There is strong competition in all aspects of the oil and gas industry, including reserve acquisitions. We will actively compete for reserve acquisitions and skilled industry personnel with other oil and gas companies and energy trusts. However, we cannot assure you that we will be successful in acquiring additional reserves on terms that meet our objectives.
Our operation of oil and natural gas wells could subject us to potential environmental claims and liability which will be funded out of our cash flow and will reduce cash flow otherwise payable to our Unitholders.
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
We may be unable to successfully compete with other industry participants, which could negatively affect the market price of the Trust Units and distributions to our Unitholders.
There is strong competition in all aspects of the oil and gas industry. Pengrowth will actively compete for capital, skilled personnel, undeveloped lands, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, some of which may have greater technical and financial resources than Pengrowth. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market oil and other products on a world-wide basis and, as such, have greater and more diverse resources on which to draw.
Incorrect assessments of value at the time of acquisitions could adversely affect the value of our Trust Units and distributions to our Unitholders.
Acquisitions of oil and gas properties or companies are based in large part on engineering and economic assessments made by independent engineers. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond our control. All such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated.

Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders.
We are indebted under the Credit Facility, the Debentures, the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes, the 2008 Senior Notes and the U.K. Senior Notes. Certain covenants in the agreements with our lenders may limit the amount of distributions paid to Unitholders. See “Distributions — Restrictions on Distributions”. Variations in interest rates, exchange rates and scheduled principal repayments could result in significant changes in the amount we are required to apply to the service of our outstanding indebtedness. If we become unable to pay our debt service charges or otherwise cause an event of default to occur, our lenders may foreclose on, or sell, our properties. The net proceeds of any such sale will be allocated firstly to the repayment of our lenders and other creditors and only the remainder, if any, would be payable to the Trust by the Corporation. In addition, we may not be able to refinance some or all of these debt obligations through the issuance of new debt obligations on the same terms, and we may be required to refinance through the issuance of new debt obligations on less favorable terms or through the issuance of additional securities or through other means. In any such event, the amount of cash available for distribution may be diluted or adversely impacted and such dilution or impact may be significant.
We are dependent on our management and the loss of our key management and other personnel could negatively impact our business.
Our Unitholders are entirely dependent on the management of the Manager and the Corporation with respect to the acquisition of oil and gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to properties and the administration of Pengrowth. The loss of the services of key individuals who currently comprise the management team of the Manager and the Corporation could have a detrimental effect on Pengrowth. In addition, increased activity within the oil and gas sector can increase the cost of goods and services and make it more difficult to attract and retain qualified professional staff.
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
The operation of a portion of our properties is largely dependent on the ability of third party operators, and harm to their business could cause delays and additional expenses in our receiving revenues, which could negatively affect the market price of the Trust Units and distributions to our Unitholders.
The continuing production from a property, and to some extent the marketing of production, is dependent upon the ability of the operators of our properties. Approximately 45 percent of our properties are operated by third parties, based on daily production. If, in situations where we are not the operator, the operator fails to perform these functions properly or becomes insolvent, revenues may be reduced. Revenues from production generally flow through the operator and, where we are not the operator; there is a risk of delay and additional expense in receiving such revenues.
The operations of the wells located on properties not operated by us are generally governed by operating agreements which typically require the operator to conduct operations in a good and workman-like manner.

Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or willful misconduct. In addition, third-party operators are generally not fiduciaries with respect to Pengrowth or the Unitholders. Pengrowth, as owner of working interests in properties not operated by it, will generally have a cause of action for damages arising from a breach of the operator’s duty. Although not established by definitive legal precedent, it is unlikely that Pengrowth or its Unitholders would be entitled to bring suit against third-party operators to enforce the terms of the operating agreements. Therefore, our Unitholders will be dependent upon Pengrowth, as owner of the working interest, to enforce such rights.
Our distributions could be adversely affected by unforeseen title defects, which could reduce distributions to our Unitholders.
Although title reviews are conducted prior to any purchase of significant resource assets, such reviews cannot guarantee that an unforeseen defect in the chain of title will not arise to defeat our title to certain assets. Such defects could reduce the amounts distributable to our Unitholders, and could result in a reduction of capital.
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
Being a limited purpose trust makes the Trust largely dependent upon the operations and assets of the Corporation and Esprit. If the oil and natural gas reserves associated with the resource properties of the Corporation and Esprit are not supplemented through additional development or the acquisition of oil and natural gas properties, the ability of Pengrowth to continue to generate cash flow for distribution to Unitholders may be adversely affected.
The Trust is a limited purpose trust which is dependent upon the operations and assets of the Corporation and Esprit. Pengrowth’s income will be received from the production of crude oil and natural gas from its properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. Since the primary focus is to pursue growth opportunities through the development of existing reserves and the acquisition of new properties, Pengrowth’s involvement in the exploration for oil and natural gas is minimal. As a result, if the oil and natural gas reserves associated with Pengrowth’s resource properties are not supplemented through additional development or the acquisition of oil and natural gas properties, the ability of Pengrowth to continue to generate cash flow for distribution to Unitholders may be adversely affected.
Management may have conflicts of interest that may create incentives for the Manager to act contrary to or in competition with the interests of our Unitholders.
Under an agreement that expires on June 30, 2009, the Manager provides the advisory, management and administrative needs of Pengrowth in consideration for a management fee which is currently based in part on the earnings of Pengrowth. This arrangement may create an incentive for the Manager to maximize the earnings of Pengrowth, rather than maximize its cash flow from operations, which is the primary basis for calculating distributions available to Unitholders. The Manager may acquire, hold, operate, develop, manage and sell Canadian resource properties, or similar investments, as well as enter into other types of energy related management and advisory activities and may not devote full time and attention to the business of Pengrowth and therefore act contrary to or in competition with the interests of our Unitholders. General and administrative expenses which the Manager incurs in relation to the business of Pengrowth are required to be paid by Pengrowth. These expenses are not subject to a limit other than as may be provided under a periodic review by the Board of Directors and, as a result, there may not be an incentive for the Manager to minimize these expenses.
Under the executive employment agreement which will become effective on July 1, 2009 between the Corporation and James S. Kinnear, the Chief Executive Officer of the Corporation, Mr. Kinnear is permitted to undertake certain oil and gas activities outside of North America provided that the activities are conducted by an entity led by an individual other than Mr. Kinnear, such activities do not derogate from Mr. Kinnear’s full time commitment to Pengrowth and have been first introduced to Pengrowth, such that they are not in conflict with any of Pengrowth’s business or operations.
We may incur material costs as a result of compliance with health, safety and environmental laws and regulations which could negatively affect our financial condition and, therefore, reduce distributions to our Unitholders and decrease the market price of the Trust Units.
Compliance with environmental laws and regulations could materially increase our costs. We may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, known as the Kyoto Protocol, which is intended to reduce emissions of GHGs into the air.
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
The tax treatment of the Trust has a significant effect on the value of our Trust Units. We cannot assure you that income tax laws and government incentive programs relating to the oil and natural gas industry generally and the status of royalty trusts having our structure will not change in a manner that adversely affects your investment.
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
The Trust is an Alberta trust and the Manager, the Corporation and Esprit are all Alberta corporations. All of these entities have their principal places of business in Canada. All of the directors and officers of the Manager and the majority of the directors and officers of the Corporation are residents of Canada and all or a substantial portion of the assets of such persons and of Pengrowth are located outside of the United States. Consequently, it may be difficult for United States investors to affect service of process within the United States upon Pengrowth or such persons or to realize in the United States upon judgments of courts of the United States predicated upon civil remedies under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts:
•	will enforce judgments of United States courts obtained in actions against Pengrowth or such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States; or
•	will enforce, in original actions, liabilities against Pengrowth or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.
Your rights as a Unitholder differ from the rights associated with other types of investments and we cannot assure you that the distributions you receive over the life of your investment will meet or exceed your initial capital investment.
Trust Units should not be viewed by investors as shares in the Corporation. Trust Units are also dissimilar to conventional debt instruments in that there is no principal amount owing to our Unitholders. Trust Units represent a fractional interest in the Trust. Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The Trust’s assets are royalty units of, net profits interests in, indebtedness and common shares of, the Corporation, Esprit and other subsidiaries of the Trust, as well as certain facilities interests, and may also include certain other investments permitted under the Trust Indenture. The trading price of our Trust Units is a function of, among other things, anticipated cash flow, the oil and natural gas properties acquired by Pengrowth and the ability to effect long-term growth in the value of Pengrowth. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of Pengrowth to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of our Trust Units.
Our Trust Units will have no value when reserves from the properties can no longer be economically produced or marketed; as a result, cash distributions do not represent a “yield” in the traditional sense as they represent both return of capital and return on investment. Unitholders will have to obtain the return of capital invested out of cash flow derived from their investments in the Trust Units during the period when reserves can be economically recovered. Accordingly, we give no assurances that the distributions you receive over the life of your investment will meet or exceed your initial capital investment.
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
We include herein estimates of Proved, Proved Plus Probable and Possible Reserves, as well as Contingent Resources. The SEC generally prohibits the inclusion of estimates of probable reserves in filings made with it by United States oil and gas companies. This prohibition does not apply to the Trust because it is a Canadian foreign private issuer.
You may be required to pay taxes even if you do not receive any cash distributions.
You may be required to pay federal income taxes and, in some cases, state, provincial and local income taxes on your share of our taxable income even if you do not receive any cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that result from your share of our taxable income.
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
•	We have the right to elect under applicable United States Treasury Regulations to be treated as a corporation for United States federal income tax purposes, if such election were determined to be beneficial. As circumstances, including, without limitation, applicable tax laws and tax treaties, change, we will continue to evaluate if such an election would be beneficial to Pengrowth and its Unitholders including, without limitation, as a result of any potential tax efficiency in the payment of distributions to United States holders. If we elect to be treated as a corporation for United States federal income tax purposes, we would be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation in return for stock in that corporation, and then distributed that stock to our owners in liquidation of their interests in us. Such deemed transfer and liquidation would likely be taxable to United States holders.
•	If we were treated as a foreign corporation, we could be a passive foreign investment company or “PFIC”. If we were considered a PFIC, United States holders of Trust Units could be subject to substantially increased United States tax liability, including an interest charge upon the sale or other disposition of the United States holder’s Trust Units, or upon the receipt of “excess distributions” from the Trust. Certain elections may be available to a United States holder if we were classified as a PFIC to alleviate these adverse tax consequences.
•	We treat the Royalty between the Trust and the Corporation as a Royalty Interest for all legal purposes, including United States federal income tax purposes. The Royalty Indenture in some respects differs from more conventional “net profits” interests as to which the courts and the IRS have ruled regarding the federal income tax treatment as a royalty, and as a result the propriety of such treatment is not free from doubt. It is possible that the IRS could contend, for example, that we should be considered to have a Working Interest in the properties of the Corporation. If the IRS were successful in making such a contention, the United States federal income tax consequences to United States holders could be different, perhaps materially worse, than indicated in the discussion herein, which generally assumes that the Royalty Indenture will be respected as a royalty.
•	Gain or loss will be recognized on a sale of Trust Units equal to the difference between the amount realized and the United States holder’s tax basis for the Trust Units sold. Gain or loss recognized by a United States holder on the sale or exchange of Trust Units will generally be taxable as capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period of the Trust Units exceeds one year. A portion of any amount realized on a sale or exchange of Trust Units (which portion could be substantial) will be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to the recapture of depletion or depreciation deductions. Ordinary income attributable to depletion deductions and depreciation recapture could exceed net taxable gain realized upon the sale of the Trust Units and may be recognized even if there is a net taxable loss realized on the sale of the Trust Units. Thus, a United States holder may recognize both ordinary income and a capital loss upon a taxable disposition of Trust Units.
•	Because we cannot match transferors and transferees of Trust Units, we must maintain uniformity of the economic and tax characteristics of the Trust Units to a purchaser of these Trust Units. In the absence of such uniformity, the Trust may be unable to comply completely with a number of federal income tax requirements. A lack of uniformity, however, can result from a literal application of some Treasury regulations. If any non-uniformity was required by the IRS, it could have a negative impact on the value of the Trust Units.

•	The Trust may not be an appropriate investment for certain types of entities. For example, there is a risk that some of the Trust’s income could be unrelated business taxable income with respect to tax-exempt organizations. Prospective purchasers of Trust Units that are tax-exempt organizations are encouraged to consult their tax advisors regarding investments in Trust Units.
•	The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our Trust Units may be modified by administrative, legislative or judicial interpretation at any time. For example, in response to certain recent developments, members of Congress are considering substantive changes to the existing U.S. tax laws that would affect certain publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively. Although the currently proposed legislation would not appear to affect our tax treatment, we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our Trust Units.
•	We prorate our items of income, gain, loss and deduction between transferors and transferees of our Trust Units each month based upon the ownership of our Trust Units on the first day of each month, instead of on the basis of the date a particular Trust Unit is transferred. The use of the proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our Unitholders.
•	On September 21, 2007, Canada and the United States signed the Protocol to the Canada-U.S. Convention. The Protocol entered into force on December 15, 2008. The Protocol contains new Article IV(7)(b), a treaty benefit denial rule, which would increase the Canadian withholding tax on Pengrowth’s distributions (which for the purposes of this paragraph includes deemed dividends pursuant to the SIFT Legislation) to Non-Resident Unitholders who are residents of the U.S. for the purposes of the Canada-U.S. Convention. Article IV(7)(b) of the Protocol will not come into force until January 1, 2010. Article IV(7)(b) of the Protocol generally denies benefits under the Canada-U.S. Convention in circumstances where (i) a Unitholder who is a resident of the U.S. for the purposes of the Canada-U.S. Convention receives an amount, such as a distribution, from an entity that is a resident of Canada, such as Pengrowth, (ii) Pengrowth is treated as a fiscally transparent entity for U.S. federal income tax purposes, which is the case inasmuch as Pengrowth is treated as a partnership for U.S. federal income tax purposes, and (iii) the tax treatment of the amount (or distribution) received by the U.S. Resident Unitholder would, for U.S. federal income tax purposes, be different if Pengrowth were not treated as fiscally transparent for U.S. federal income tax purposes. The effect of Article IV(7)(b) of the Protocol is that the Canadian withholding tax rate on distributions of income would be 25 percent instead of 15 percent or such lower rate otherwise available under the Canada-U.S. Convention. Returns of capital would still be subject to a 15 percent Canadian withholding tax and such rate is not modified by the Protocol. The Protocol also contains measures which, generally speaking, are designed to limit the benefits under the Canada-U.S. Convention to “treaty shopping” transactions or arrangements.
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
Terrorist attacks and the threat of terrorist attacks may have an adverse impact on the Corporation.
Energy sector participants, including Pengrowth, are a potential target for terrorists. The possibility that infrastructure facilities may be direct targets of, or indirect casualties of, an act of terror and the implementation of security measures as a precaution against possible terrorist attacks will result in increased cost to Pengrowth’s business.
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
Notwithstanding the fact that Alberta has adopted legislation purporting to limit Unitholder liability, because of uncertainties in the law relating to investment trusts, there is a risk that a Unitholder could be held personally liable for obligations of Pengrowth in respect of contracts or undertakings which Pengrowth enters into and for certain liabilities arising otherwise than out of contracts including claims in tort, claims for taxes and possibly certain other statutory liabilities. Pengrowth has structured itself and attempted to conduct its business in a manner which mitigates its liability exposure and where possible, limits its liability to Trust property. However, such protective actions may not completely avoid Unitholder liability. Notwithstanding Pengrowth’s attempts to limit Unitholder liability, Unitholders may not be protected from liabilities of Pengrowth to the same extent that a shareholder is protected from the liabilities of a corporation. Further, although Pengrowth has agreed to indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of the Unitholder not having limited liability, Pengrowth cannot assure prospective investors that any assets would be available in these circumstances to reimburse Unitholders for any such liability. Legislation that purports to limit Unitholder liability has been implemented in Alberta but there is no assurance that such legislation will eliminate all risk of Unitholder liability. Additionally, the legislation does not affect the liability of Unitholders with respect to any act, default, obligation or liability that arose prior to July 1, 2004.
The redemption right of Unitholders is limited.
Unitholders have a limited right to require Pengrowth to repurchase Trust Units, which is referred to as a redemption right. See “Description of Trust Units — Redemption Right”. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Pengrowth’s ability to pay cash in connection with a redemption is subject to limitations. Any securities which may be distributed in specie to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.
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
MARKET FOR SECURITIES
Our Trust Units are listed on the TSX and the NYSE under the symbols “PGF.UN” and “PGH”, respectively.

	Toronto Stock Exchange				New York Stock Exchange

	Trust Unit Price Range				Trust Unit Price Range
	High	Low	Close	Volume	High	Low	Close	Volume
	(Canadian $ per Trust Unit)				(U.S. $ per Trust Unit)
2008
January	18.15	14.16	17.67	11,122,230	18.22	13.67	17.48	5,637,800
February	18.85	17.10	18.35	8,055,594	19.22	16.93	18.66	3,611,700
March	19.82	18.07	19.67	11,576,037	19.47	17.61	19.10	5,043,500
April	21.02	19.17	19.75	9,122,242	20.79	18.86	19.71	6,104,400
May	21.56	19.47	20.34	9,432,421	21.90	19.04	20.53	7,693,300
June	21.16	19.90	20.50	9,449,203	20.89	19.60	20.11	5,626,900
July	20.55	17.40	17.70	11,964,173	20.20	17.04	17.31	10,624,448
August	18.89	17.10	18.85	9,860,089	18.09	16.20	17.75	7,137,570
September	18.50	14.73	15.99	9,961,463	17.32	14.16	14.94	9,052,581
October	15.98	8.55	13.01	18,451,866	15.00	7.50	11.21	22,021,164
November	13.53	9.75	11.24	7,901,229	11.65	7.56	8.97	9,406,631
December	10.95	8.82	9.35	8,681,986	8.62	6.84	7.62	10,348,796

Our Debentures are listed on the TSX under the symbol “PGF.DB”.

	Toronto Stock Exchange

	Debenture Price Range
	High	Low	Close	Volume
	(Canadian $ per Debenture)
2008
January	100.50	98.50	100.00	841,000
February	102.25	99.51	100.00	677,000
March	102.00	100.00	100.50	671,000
April	102.00	100.01	102.00	485,000
May	101.25	101.25	101.25	349,000
June	102.00	100.55	100.55	358,000
July	101.50	100.55	100.56	524,000
August	102.00	100.01	101.00	451,000
September	101.50	99.00	101.00	814,000
October	100.01	91.60	91.60	1,277,000
November	98.70	90.50	91.00	621,000
December	97.23	85.00	91.00	372,000

DIRECTORS AND OFFICERS
The Trust does not have any directors or officers. The following is a summary of information relating to the directors and officers respectively of Pengrowth Management, Manager of the Corporation and the Trust, and of the Corporation, the administrator of the Trust.
Directors and Officers of the Manager
The name, jurisdiction of residence, position held and principal occupation of each director and officer of Pengrowth Management are set out below:

Name and Jurisdiction	Position with
of Residence	Pengrowth Management	Principal Occupation

James S. Kinnear Alberta, Canada	President and Director (since 1982)	President Pengrowth Management Limited

Gordon M. Anderson Alberta, Canada	Vice President, Financial Services (since 2001) Vice President, Treasurer (1998-2001) Treasurer (1995-1998)	Vice President, Financial Services Pengrowth Management Limited

Grant A. Henschel Alberta, Canada	Vice President, Engineering (since 2004)	Vice President, Engineering Pengrowth Management Limited

Robert M. Nicolay Alberta, Canada	Vice President, Business Development (since 2007)	Vice President, Business Development Pengrowth Management Limited

Charles V. Selby Alberta, Canada	Corporate Secretary (since 1993) Treasurer	President Selby Professional Corporation
Each of the foregoing director and officers has had the same principal occupation for the previous five years except for Grant Henschel, who was Senior Associate at Sproule Associates Limited from 2002 to 2004, and Robert Nicolay, who was Chief Executive Officer of ENMAX Corporation from 1999 to 2005 and President and Chief Executive Officer of the Calgary Olympic Development Association from 2005 to 2007.
Principal Holders of Shares of the Manager
James S. Kinnear, President and a director of Pengrowth Management and Chairman, President, Chief Executive Officer and a director of the Corporation, owns, directly or indirectly, all of the issued and outstanding voting securities of Pengrowth Management.

Directors and Officers of the Corporation
The name, jurisdiction of residence, position held and principal occupation of each director and officer of the Corporation are set out below:

			Trust Units
			Controlled or
Name and Jurisdiction	Position with		Beneficially
of Residence	Pengrowth Corporation	Principal Occupation	Owned(1)

James S. Kinnear	President, Chairman, Director and	President	7,495,095
Alberta, Canada	Chief Executive Office (since 1988)	Pengrowth Management Limited

Thomas A. Cumming(2)(4)(5)	Director (since 2000)	Business Consultant	8,678
Alberta, Canada

Wayne K. Foo(2)(3)	Director (since 2006)	President	4,273
Alberta, Canada		Petro Andina Resources Inc.
		(energy company)

Michael S. Parrett(3)(4)(5)	Director (since 2004)	Business Consultant	4,000
Ontario, Canada

A. Terence Poole(3)(5)	Director (since 2005)	Business Consultant	30,000
Alberta, Canada

D. Michael G. Stewart(2)(4)	Director (since 2006)	Corporate Director	13,370
Alberta, Canada

Nicholas C.H. Villiers	Director (since 2007)	Business Consultant	—
London, England

John B. Zaozirny(3)(4)	Vice Chairman and Lead Independent	Vice Chair	35,100
Alberta, Canada	Director (Director since 1988)	Canaccord Capital Corporation

Gordon M. Anderson	Vice President (since 2001)	Vice President, Financial Services	29,167
Alberta, Canada	Vice President, Treasurer (1997-2001)	Pengrowth Management Limited
	Treasurer (1995-1997)
	Chief Financial Officer (1991-1998)

Douglas C. Bowles	Vice President and Controller	Vice President and	20,483
Alberta, Canada	(since March 1, 2006)	Controller Pengrowth
	Controller (since 2005)	Corporation

James E.A. Causgrove	Vice President, Production and	Vice President, Production	41,789
Alberta, Canada	Operations (since 2005)	and Operations
		Pengrowth Corporation

William G. Christensen	Vice President, Strategic Planning and	Vice President, Strategic	26,927
Alberta, Canada	Reservoir Exploitation (since 2005)	Planning and Reservoir
		Exploitation
		Pengrowth Corporation

James M. Donihee	Vice-President and Chief of Staff	Vice-President and Chief of	12,510
Alberta, Canada	(since 2007)	Staff
		Pengrowth Corporation

Charles V. Selby	Vice President and Corporate Secretary	President	161,071
Alberta, Canada	(since 2005)	Selby Professional
	Corporate Secretary (since 1993)	Corporation (corporate
		finance and legal advising
		company)

Larry B. Strong	Vice President, Geosciences (since 2005)	Vice President, Geosciences	23,763
Alberta, Canada		Pengrowth Corporation

Trust Units
Controlled or
Name and Jurisdiction	Position with		Beneficially
of Residence	Pengrowth Corporation	Principal Occupation	Owned(1)

Christopher G. Webster	Chief Financial Officer (since 2005)	Chief Financial Officer	66,144
Alberta, Canada	Treasurer (2000 - 2005)	Pengrowth Corporation
Notes:

(1)	As at December 31, 2008 and excluding Trust Units issuable upon the exercise of outstanding options, rights or deferred entitlement units.

(2)	Member of Reserves, Operations and Environmental, Health and Safety Committee.

(3)	Member of Corporate Governance Committee.

(4)	Member of Compensation Committee.

(5)	Member of Audit Committee.
As at December 31, 2008, the foregoing directors and officers, as a group, beneficially owned, directly or indirectly, 7,972,370 Trust Units or approximately three percent of the issued and outstanding Trust Units and held options, rights and deferred entitlement units to acquire a further 1,251,002 Trust Units. The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective individuals.
The term of each director expires at the next annual meeting of Unitholders.
Each of the foregoing directors and officers has had the same principal occupation for the previous five years except for Terry Poole who was Executive Vice President, Corporate Strategy and Development at Nova Chemicals Corporation from 2001 to 2006; Chris Webster who was Vice President, Treasurer from September 30, 2004 to 2005 and Treasurer from 2001 to September 30, 2004; Larry Strong who was Vice President Geosciences & Officer of Petrofund Corp. from 2004 to 2005; Bill Christensen who was Vice President Planning of Northrock Resources from 2000 to 2005; Jim Causgrove who was Manager, New Growth Opportunities of Chevron Texaco Canada from 2003 to 2005; Doug Bowles who was Financial Reporting Manager from 2003 to 2005 of ExxonMobil Canada; and James Donihee who was Chief Operating Officer of the National Energy Board (Canada) from 2003 to 2007.
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

Name	Independent	Financially Literate	Relevant Education and Experience

Thomas A. Cumming	Yes	Yes	Mr. Cumming was President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool, and serves as a Director of the Alberta Capital Market Foundation. He is also a past president of the Calgary Chamber of Commerce. Mr. Cumming is a professional engineer and holds a Bachelor of Applied Science degree in Engineering and Business from the University of Toronto.

Michael S. Parrett	Yes	Yes	Mr. Parrett is currently an independent consultant providing advisory service to various companies in Canada and the United States. Mr. Parrett is Chairman of Gabriel Resources Limited, and until October 31, 2008 was a member of the board of Fording Inc. and served as a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. Mr. Parrett is a chartered accountant and holds a Bachelor of Arts in Economics from York University.

A. Terence Poole	Yes	Yes	Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth. He retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development. Mr. Poole currently serves on the board of directors for Methanex Corporation. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation.

Principal Accountant Fees and Services
The following table provides information about the aggregate fees billed to Pengrowth for professional services rendered by KPMG LLP during fiscal 2008 and 2007:

	2008	2007
Audit Fees	1,037	1,393
Audit Related Fees	—	—
Tax Fees	98	163
All Other Fees	—	—
Total	1,135	1,556
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
Tax Fees
During 2008 and 2007 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for Pengrowth and its subsidiaries, tax advice and planning and commodity tax consultation.
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
Properties may not be acquired from officers or directors of the Manager or persons not at arm’s length with such persons at prices which are greater than fair market value and properties may not be sold to officers or directors of the Manager or persons not at arm’s length with such persons at prices which are less than fair market value, in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Board of Directors. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of Unitholders in accordance with the requirements of Multilatral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.
Circumstances may arise where members of the Board of Directors serve as directors or officers of corporations which are in competition to the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust.

LEGAL PROCEEDINGS
Pengrowth is sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational or labor issues. The outcome of such claims against Pengrowth are not determinable at this time, however they are not expected to have a materially adverse effect on Pengrowth as a whole. Pengrowth is not, and has not been at any time within the most recently completed financial year, a party to any legal proceedings, known or contemplated, where the damages involved, excluding interest and costs, exceed ten percent of Pengrowth’s assets.
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
Mr. John Zaozirny, the Vice-Chairman and Lead Independent Director of the Corporation, is the Vice Chair of Canaccord Capital Corporation. Canaccord Capital Corporation participated as a member of the syndicate of underwriters in connection with the September 28, 2006 and December 1, 2006 equity offerings by the Trust of 23,310,000 and 24,265,000 Trust Units, respectively, and received a portion of the underwriters’ fee from each of the offerings.
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
MATERIAL CONTRACTS
The only material contracts entered into by the Corporation or the Trust during the most recently completed financial year, or before the most recently completed financial year that is still in effect, other than during the ordinary course of business, are as follows:
1.	Trust Indenture;

2.	Royalty Indenture;

3.	Unanimous Shareholders Agreement;

4.	Management Agreement;

5.	the Fifth Amended and Restated Credit Agreement dated June 17, 2007 between Pengrowth and a syndicate of eleven financial institutions concerning the Credit Facility;

6.	the Note Purchase Agreement dated August 21, 2008 concerning the 2008 Senior Notes;

7.	the Note Purchase Agreement dated July 26, 2007 concerning the 2007 U.S. Senior Notes;

8.	the Note Purchase Agreement dated December 1, 2005 concerning the U.K. Senior Notes;

9.	the Note Purchase Agreement dated April 23, 2003 concerning the 2003 U.S. Senior Notes;

10.	the Debenture Indenture;

11.	the first supplemental trust indenture relating to the Debentures dated October 2, 2006; and

12.	the Distribution Agreement.
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
The Board of Directors approved changes to the Code of Ethics on February 17, 2009 in order to clarify that any retaliation against directors, officers, employees, consultants and contractors of Pengrowth who report possible violations of law or the Code of Ethics is prohibited and to make other clerical amendments. All employees are required to accept the Code annually.
During the year ended December 31, 2008, Pengrowth has not granted any waivers (including implicit waivers) from the Code of Ethics in respect of its Chief Executive Officer, Chief Financial Officer or its principal accounting officer.
OFF-BALANCE SHEET ARRANGEMENTS
Pengrowth has no off-balance sheet arrangements.
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
There is only one significant way in which Pengrowth’s corporate governance practices differ from those required to be followed by domestic United States issuers under the NYSE Listed Company Manual. The NYSE Listed Company Manual requires shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders. As a matter of practice, Pengrowth has obtained the approval of its Unitholders to all of its equity compensation plans, regardless of whether the Trust Units to be delivered under such plans are newly issued or purchased on the open market, with the exception of the Trust Unit Awards Plan which has been used as an employee retention and hiring mechanism when required by the tight employment market in the Canadian oil and gas industry.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration, the Manager’s remuneration, the principal holders of Trust Units and securities authorized for issuance under equity compensation plans, is contained in Pengrowth’s Management Information Circular dated May 9, 2008, which relates to the Annual and Special Meeting of Unitholders held on June 18, 2008. Pengrowth’s next meeting of Unitholders is scheduled to take place in the second quarter of 2009. A current management information circular will be prepared and distributed not less than 20 days before the date of such meeting. Additional financial information is contained in the Trust’s comparative consolidated financial statements and associated management’s discussion and analysis for the years ended December 31, 2008 and 2007, which are included in the Trust’s Annual Report for the year ended December 31, 2008.
Additional information relating to Pengrowth Energy Trust may be found on SEDAR at www.sedar.com.
For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Investor Relations	Toronto Investor Relations
Pengrowth Energy Trust	Scotia Plaza, 40 King Street West
Suite 2100, 222 — 3rd Avenue S.W.	Suite 3006, Box 106
Calgary, Alberta T2P 0B4	Toronto, Ontario M5H 3Y2
Telephone: (403) 233-0224	Telephone: (416) 362-1748
(888) 744-1111	(888) 744-1111
Fax: (866) 341-3586

Website:	www.pengrowth.com
E-mail:	investorrelations@pengrowth.com

APPENDIX A
Report On Reserves Data By Independent
Qualified Reserves Evaluator On Form 51-101F2

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR
To the board of directors of Pengrowth Corporation (the “Company”):
1.	We have prepared an evaluation of the Company’s reserves data as at December 31, 2008. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2008, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:

	Description and		Net Present Value of Future Net Revenue
	Preparation Date	Location of Reserves	(before income taxes, 10 percent discount rate -
Independent Qualified	of Evaluation	(Country or Foreign	$MM)
Reserves Evaluator	Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	January 15, 2009	Canada	—	$5,582	—	$5,582
5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.
EXECUTED as to our report referred to above:
GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 6, 2009.

(signed) “Doug R. Sutton” Doug R. Sutton, P.Eng.
Vice-President

APPENDIX B
Report Of Management And Directors On
Oil And Gas Disclosure On Form 51-101F3

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
RESERVES DATA AND OTHER INFORMATION
     Management of Pengrowth Corporation (the “Company”) are responsible for the preparation and disclosure of information with respect to the oil and gas activities of Pengrowth Energy Trust (the “Pengrowth Trust”) in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008, estimated using forecast prices and costs.
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
Chairman, President and Chief Executive Officer
Pengrowth Corporation

(signed) “William G. Christensen” William G. Christensen
Vice President, Strategic Planning and Reservoir Exploitation
Pengrowth Corporation

(signed) “Wayne Foo”
Wayne Foo
Director
Pengrowth Corporation

(signed) “D. Michael G. Stewart”
D. Michael G. Stewart
Director
Pengrowth Corporation
March 24, 2009

APPENDIX C
Audit Committee Terms of Reference

C-1

TERMS OF REFERENCE
AUDIT COMMITTEE
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
Objectives
The Audit Committee is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities. The Corporation is the administrator of Pengrowth Energy Trust (the “Trust”), an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1988 and amended and restated June 18, 2008 (the “Trust Indenture”). The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to as “Pengrowth”.
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
Composition
Audit Committee members must meet the requirements of applicable securities laws and each of the stock exchanges on which the units of the Trust trade. The Audit Committee will be comprised of three or more directors as determined by the Board. Each member of the Audit Committee shall be “independent” and “financially literate”, as those terms are defined in National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian Securities Administrators (as set out in Schedule “A” hereto), Rule 10A-3 promulgated under the Securities Exchange Act of 1934 (as set out in Schedule “B” hereto), and Rule 303A.02 of the New York Stock Exchange (as set out in Schedule “C” hereto), as applicable, and as “financially literate” is interpreted by the Board in its business judgement. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise as defined by paragraph (8) of general instruction B to Form 40-F and as interpreted by the Board in its business judgement.
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
A meeting may be called by any member of the Audit Committee or the Chairman and Chief Executive Officer (“CEO”) of the Corporation. A notice of time and place of every meeting of the Audit Committee shall be given in writing to each member of the Audit Committee at least two business days prior to the time fixed for such meeting, unless notice of a meeting is waived by all members entitled to attend. Attendance of a member of the Audit Committee at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
A quorum for meetings of the Audit Committee shall require a majority of its members present in person or by telephone. If the chair of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee present at the meeting will be chosen to preside by a majority of the members of the Audit Committee present at that meeting.
The Chairman and CEO and the President and COO of the Corporation shall be available to advise the Audit Committee, shall receive notice of meetings and may attend meetings of the Audit Committee at the invitation of the chair. Other management representatives, as well as Pengrowth’s internal and external auditors, may be invited to attend as necessary. Notwithstanding the foregoing, the chair of the Audit Committee shall hold in camera sessions, without management present, at every meeting of the Committee.
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
Scope, Duties and Responsibilities
Mandatory Duties
Review Procedures
Pursuant to the requirements of NI 52-110 and other applicable laws, the Audit Committee will:
1.	Review and reassess the adequacy of the Audit Committee’s Terms of Reference at least annually, submit the Terms of Reference to the Board for approval and have the document published annually in the Trust’s annual information circular and at least every three years in accordance with the regulations of the United States’ Securities and Exchange Commission.
2.	Prior to filing or public distribution, review, discuss with management and the internal and external auditors and recommend to the Board for approval, Pengrowth’s audited annual financial statements, annual earnings press releases, annual information form, all statements including the related management’s discussion and analysis required in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including without limitation, the annual information circular. Approve, on behalf of the Board, Pengrowth’s interim financial statements and related management’s discussion and analysis and interim earnings press releases. This review should include discussions with management, the internal auditors and the external auditors of significant issues regarding accounting principles, practices and judgements. Discuss any significant changes to Pengrowth’s accounting principles and any items required to be communicated by the external auditors in accordance with Assurance and Related Services Guideline #11 (AuG-11).
3.	Ensure that adequate procedures are in place for the review of Pengrowth’s public disclosure of financial information extracted or derived from Pengrowth’s financial statements, other than the public disclosure referred to in paragraph 2 above and periodically assess the adequacy of those procedures.
4.	Be responsible for reviewing the disclosure contained in Pengrowth’s annual information form as required by Form 52-110F1 Audit Committee Information Required in an AIF, attached to NI 52-110. If proxies are solicited for the election of directors of the Corporation, the Audit Committee shall be responsible for ensuring that Pengrowth’s information circular includes a cross-reference to the sections in Pengrowth’s annual information form that contain the information required by Form 52-110F1.
External Auditors
1.	The Audit Committee shall advise the external auditors of their accountability to the Audit Committee and the Board as representatives of the unitholders of the Trust to whom the external auditors are ultimately responsible. The external auditors shall report directly to the Audit Committee. The Audit Committee is directly responsible for overseeing the work of the external auditors, shall review at least annually the independence and performance of the external auditors and shall annually recommend to the Board the appointment of the external auditors or approve any discharge of auditors when circumstances warrant. The Audit Committee shall, on an annual basis, obtain and review a report by the external auditor describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and Pengrowth.
2.	Approve the fees and other compensation to be paid to the external auditors.
3.	Pre-approve all services to be provided to Pengrowth or its subsidiary entities by Pengrowth’s external auditors and all related terms of engagement.
Other Audit Committee Responsibilities
1.	Establish procedures for: (i) the receipt, retention and treatment of complaints received by Pengrowth regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential and anonymous submission by employees of Pengrowth of concerns regarding questionable accounting or auditing matters.
2.	Review and approve Pengrowth’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Pengrowth.
Discretionary Duties
The Audit Committee’s responsibilities may, at the Audit Committee’s discretion, also include the following:

Review Procedures
1.	In consultation with management, the internal auditors and the external auditors, consider the integrity of Pengrowth’s financial reporting processes and controls and the performance of Pengrowth’s internal financial accounting staff; discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures; and review significant findings prepared by the internal or external auditors together with management’s responses.
2.	Review, with financial management, the internal auditors and the external auditors, Pengrowth’s policies relating to risk management and risk assessment.
3.	Meet separately with each of management, the internal auditors and the external auditors to discuss difficulties or concerns, specifically: (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; (ii) any changes required in the planned scope of the audit; and (iii) the responsibilities, budget, and staffing of the internal audit function, and report to the Board on such meetings.
4.	Conduct an annual performance evaluation of the Audit Committee.
Internal Auditors
1.	Review the annual audit plans of the internal auditors.
2.	Review the significant findings prepared by the internal auditors and recommendations issued by any external party relating to internal audit issues, together with management’s response.
3.	Review the adequacy of the resources of the internal auditors to ensure the objectivity and independence of the internal audit function.
4.	Consult with management on management’s appointment, replacement, reassignment or dismissal of the internal auditors.
5.	Ensure that the internal auditors have access to the Vice Chairman and Lead Independent Director, the Chairman and CEO and the President and COO.
External Auditors
1.	On an annual basis, the Audit Committee should review and discuss with the external auditors all significant relationships they have with Pengrowth that could impair the auditors’ independence.
2.	The Audit Committee shall review the external auditors audit plan — discuss scope, staffing, locations, and reliance upon management and general audit approach.
3.	Consider the external auditors’ judgments about the quality and appropriateness of Pengrowth’s accounting principles as applied in its financial reporting.
4.	Be responsible for the resolution of disagreements between management and the external auditors regarding financial performance.
5.	Ensure compliance by the external auditors with the requirements set forth in National Instrument 52-108 Auditor Oversight.

6.	Ensure that the external auditors are participants in good standing with the Canadian Public Accountability Board (“CPAB”) and participate in the oversight programs established by the CPAB from time to time and that the external auditors have complied with any restrictions or sanctions imposed by the CPAB as of the date of the applicable auditor’s report relating to Pengrowth’s annual audited financial statements.
7.	Monitor compliance with the lead auditor rotation requirements of Regulation S-X.
Other Audit Committee Responsibilities
1.	On at least an annual basis, review with Pengrowth’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, Pengrowth’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.
2.	Annually prepare a report to unitholders as required by the United States’ Securities and Exchange Commission; the report should be included in Pengrowth’s annual information circular.
3.	Ensure due compliance with each obligation to certify, on an annual and interim basis, internal control over financial reporting and disclosure controls and procedures in accordance with applicable securities laws and regulations.
4.	Review all exceptions to established policies, procedures and internal controls of Pengrowth, which have been approved by any two officers of the Corporation.
5.	Perform any other activities consistent with this Charter, the Trust Indenture, the Corporation’s by-laws, and other governing law as the Audit Committee or the Board deems necessary or appropriate.
6.	Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.
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
The Audit Committee has the authority to engage the external auditors, independent legal counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any auditors, counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Audit Committee that are deemed necessary or appropriate by the Audit Committee in order to carry out its duties.
Adopted by the Board of the Corporation, in its capacity as administrator of the Trust, on March 2, 2009.

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
Standard of “Financial Literacy"
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
B.	Be an affiliated person of the issuer or any subsidiary thereof.
e.	Definitions. Unless the context otherwise requires, all terms used in this section have the same meaning as in the Act. In addition, unless the context otherwise requires, the following definitions apply for purposes of this section:
1.
i.	The term affiliate of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.
ii.
A.	A person will be deemed not to be in control of a specified person for purposes of this section if the person:
1.	Is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and
2.	Is not an executive officer of the specified person.
B.	Paragraph (e)(1)(ii)(A) of this section only creates a safe harbor position that a person does not control a specified person. The existence of the safe harbor does not create a presumption in any way that a person exceeding the ownership

B-2

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

C-1

Schedule “C”
Excerpts from Rule 303A.00 of the New York Stock Exchange
303A.02 “Independence” Tests
The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the audit committee:
(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.
(b)	In addition, a director is not independent if:
(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.
(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
(iii)	(A) The director is a current partner or employee of a firm that is the company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.
(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.
(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.
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

C-2

For the purposes of Section 303A, the term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 as follows:
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

APPENDIX B
MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION & ANALYSIS

Back row: (left to right) Jim Causgrove, Jim Macdonald, Dan Pigeon, Bob Nicolay, Charles Selby, Chris Webster, Jim Donihee.
Front row: (left to right) James S. Kinnear, Larry Strong, Bill Christensen, Gordon Anderson, Doug Bowles.

PENGROWTH 2008 | MD&A 5

MANAGEMENT’S DISCUSSION AND ANALYSIS
SUMMARY OF FINANCIAL RESULTS

	Three Months ended December 31			Twelve Months ended December 31
(thousands,
except per unit amounts)	2008	2007	% Change	2008	2007	% Change

INCOME STATEMENT
Oil and gas sales	$392,158	$425,249	(8)	$1,919,049	$1,722,038	11
Net income (loss)	$148,688	$(3,665)	—	$395,850	$359,652	10
Net income (loss) per trust unit	$0.58	$(0.01)	—	$1.58	$1.47	7

CASH FLOWS
Cash flows from operating activities	$154,807	$196,325	(21)	$912,516	$800,344	14
Cash flows from operating activities per trust unit	$0.61	$0.80	(24)	$3.65	$3.26	12
Distributions declared	$144,663	$166,631	(13)	$651,015	$706,601	(8)
Distributions declared per trust unit	$0.565	$0.675	(16)	$2.590	$2.875	(10)
Ratio of distributions declared over cash flows from operating activities	93%	85%		71%	88%
Capital expenditures	$125,876	$95,743	31	$401,928	$309,708	30
Capital expenditures per trust unit	$0.49	$0.39	26	$1.61	$1.26	28
Weighted average number of trust units outstanding	255,473	246,513	4	250,182	245,470	2

BALANCE SHEET
Working capital				$(70,159)	$(189,603)	(63)
Property, plant and equipment				$4,251,381	$4,306,682	(1)
Long term debt				$1,524,503	$1,203,236	27
Trust unitholders’ equity				$2,663,805	$2,756,220	(3)
Trust unitholders’ equity per trust unit				$10.40	$11.17	(7)
Currency (U.S.$/Cdn$) (closing rate at period end)				0.8210	1.0088
Number of trust units outstanding at period end				256,076	246,846	4

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.
6 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
SUMMARY OF OPERATING RESULTS

	Three Months ended December 31			Twelve Months ended December 31
	2008	2007	% Change	2008	2007	% Change

AVERAGE DAILY PRODUCTION
Crude oil (barrels)	24,236	25,892	(6)	24,416	26,327	(7)
Heavy oil (barrels)	8,217	7,434	11	8,122	7,168	13
Natural gas (mcf)	241,709	250,117	(3)	240,825	266,980	(10)
Natural gas liquids (barrels)	10,634	9,319	14	9,315	9,409	(1)
Total production (boe)	83,373	84,331	(1)	81,991	87,401	(6)

TOTAL PRODUCTION (mboe)	7,670	7,758	(1)	30,009	31,901	(6)

PRODUCTION PROFILE
Crude oil	29%	31%		30%	30%
Heavy oil	10%	9%		10%	8%
Natural gas	48%	49%		49%	51%
Natural gas liquids	13%	11%		11%	11%

AVERAGE REALIZED PRICES
(after commodity risk management)
Crude oil (per barrel)	$65.87	$73.69	(11)	$77.78	$71.88	8
Heavy oil (per barrel)	$42.20	$45.47	(7)	$75.77	$44.53	70
Natural gas (per mcf)	$7.40	$6.90	7	$8.19	$7.29	12
Natural gas liquids (per barrel)	$43.87	$67.64	(35)	$70.67	$58.86	20
Average realized price per boe	$50.34	$54.58	(8)	$62.76	$53.90	16

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)				121,289	124,188	(2)
Heavy oil (mbbls)				27,728	21,792	27
Natural gas (bcf)				852	870	(2)
Natural gas liquids (mbbls)				32,442	28,994	12
Total oil equivalent (mboe)				323,463	319,921	1

SUMMARY OF TRUST UNIT TRADING
NYSE — PGH ($U.S.)
High	$15.00	$19.21		$21.90	$19.85
Low	$6.84	$17.30		$6.84	$15.82
Close	$7.62	$17.77		$7.62	$17.77
TSX — PGF.UN ($Cdn)
High	$15.98	$18.68		$21.56	$21.04
Low	$8.55	$17.00		$8.55	$16.92
Close	$9.35	$17.62		$9.35	$17.62

PENGROWTH 2008 | MD&A 7

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the audited consolidated Financial Statements for the year ended December 31, 2008 of Pengrowth Energy Trust and is based on information available to March 2, 2009.
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
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2009 production, production additions from Pengrowth’s 2009 development program, royalty obligations, 2009 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
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
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this
8 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
As discussed in Note 2 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.
The amounts recorded for depletion, depreciation and amortization of injectants, the provision for asset retirement obligations, unit based compensation, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.
The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions as determined by Pengrowth’s independent reserves evaluators. A material change in the future costs and oil and gas prices may have a material affect on the results of the ceiling test calculation. Any impairment indicated by the ceiling test would be written off through net income in the period. The prices used in the ceiling test are disclosed in Note 6 to the annual consolidated financial statements. While the reserves and estimated future prices have changed over the past two years, the results of the ceiling tests have indicated a significant surplus over net book value. Please refer to the oil and gas disclosures in the AIF filed each year for detailed disclosure of reserves and future net revenue.
The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s reporting units which is referenced to Pengrowth’s trust unit price and the premium an arm’s length party would pay to acquire all of the outstanding trust units. Under Canadian GAAP, goodwill is assessed for impairment in a two step process. In the first step, the total net assets are compared to Pengrowth’s total market capitalization and any control premium that may be considered reasonable. If the total market capitalization is greater than the total net assets, goodwill is determined not to be impaired and no further assessment is required. A significant change in the market price of Pengrowth’s trust units or the necessary control premium may have a material impact on the assessment of goodwill which may require quantification under Step 2. Pengrowth has never been required to quantify any impairment under Step 2. Continued decline in the trust unit price could cause Pengrowth to quantify any impairment under Step 2, which may result in a material write-down.
In the second step of the impairment assessment of goodwill, the total market capitalization plus any control premium is compared to the fair value of Pengrowth’s net assets. The fair values of assets except property, plant and equipment would be determined in accordance with the policies disclosed in Note 20 to the financial statements. The fair value of property, plant and equipment would be determined based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions as determined by Pengrowth’s independent reserves evaluators. A material change in the future costs and oil and gas prices may have a material affect on the results of the quantification of any potential impairment.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP.
PENGROWTH 2008 | MD&A 9

MANAGEMENT’S DISCUSSION AND ANALYSIS
Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash, as compared to debt or equity, can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Statement of Cash Flows.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Total Debt is the sum of working capital, long term debt and convertible debentures as shown on balance sheet, and Total Capitalization is the sum of Total Debt and Unitholder’s equity. Management believes that targeting prudent ratios of these measures is reasonable given the size of Pengrowth, its capital management objectives, growth strategy, uncertainty of oil and gas commodity prices and additional margin required from the debt covenants.
If the ratio of Total Debt to trailing EBITDA reaches or exceeds certain levels, management would consider steps to reduce the ratio of Total Debt to trailing EBITDA. If the ratio of Total Debt to Total Capitalization reaches or exceeds certain levels, except upon completion of a material acquisition, Pengrowth management would consider steps to improve the ratio while considering our debt financial covenant limits. Those steps could include, but are not limited to, raising equity, selling assets, reducing capital expenditures or reducing distributions. Details of these measures are included in Note 19 to the consolidated financial statements.
NON-GAAP OPERATIONAL MEASURES
The reserves and production in this MD&A refer to Company Interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus the interest in production or reserves at the wellhead. Company interest is more fully described in Pengrowth’s AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion primarily and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.
OVERVIEW
Pengrowth generated record cash flow from operating activities for the full year of 2008 of $912.5 million, a 14 percent increase over the full year of 2007. The increase in cash flow from operating activities in 2008 is the result of higher realized commodity prices for oil, gas and natural gas liquids (NGLs) through the first three quarters of the year, which more than offset the impact of lower volumes and higher royalty and operating expenses.

	Three months ended			Twelve months ended
	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Production (boe/d)	83,373	80,981	84,331	81,991	87,401
Netback ($/boe)	26.23	37.48	29.56	34.78	30.40
Cash flows from operating activities ($000’s)	154,807	273,597	196,325	912,516	800,344
Net income (loss) ($000’s)	148,688	422,395	(3,665)	395,850	359,652
Included in net income:
Unrealized gain (loss) on commodity risk management ($000’s)	292,249	476,005	(136,606)	249,899	(122,307)
Unrealized foreign exchange gain (loss) on foreign denominated debt ($000’s)	(127,207)	(24,999)	5,665	(172,626)	73,940

(1)	Restated to conform to presentation adapted in current period.
10 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
On a year-over-year basis, net income increased by ten percent in 2008 to $395.8 million compared to $359.7 million in 2007. Included in the net income are unrealized gains on mark-to-market commodity risk management contracts of $249.9 million before taxes ($174.9 million after tax) compared to a $122.3 million before tax ($91.3 million after tax) unrealized loss in 2007. While the weakening of the Canadian dollar relative to the U.S. dollar had a positive impact on cash flow, the weakness also resulted in pre-tax unrealized foreign exchange losses on foreign denominated debt of $127.2 million in the fourth quarter 2008 and $172.6 million for the full year of 2008 compared to pre-tax unrealized gains of $5.7 million and $73.9 million in the comparative periods in the prior year, respectively.
The commodity risk management activities, which are utilized to partially secure returns from significant acquisitions and provide a level of stability to the Trust’s cash flow from operating activities, has from time to time limited the Trust’s ability to fully realize higher commodity prices. With lower commodity prices at the end of the fourth quarter, the commodity risk management activity did offset a portion of the Trust’s exposure to the reduced prices.
HIGHLIGHTS
•	Oil and gas sales increased 11 percent, to $1.9 billion in 2008 reflective of higher average realized prices reached through the first three quarters of 2008. In the fourth quarter, oil and gas sales were $392.2 million, a decrease of 24 percent from the third quarter and an eight percent decrease from the fourth quarter of 2007.

•	Cash flow from operating activities increased 14 percent to $912.5 million in 2008 reflective of higher realized prices compared to 2007. Fourth quarter cash flow from operating activities was $154.8 million representing a 43 percent decrease from the third quarter and a 21 percent decrease from the fourth quarter of 2007.

•	Daily production for 2008 averaged 81,991 boe per day, consistent with 2008 guidance. The six percent decrease in the current year compared to 2007 full year average production of 87,401 boe per day, is primarily due to lower volumes as a result of divested properties and operational shutdowns offset by successful development activity and additional volumes from the acquired properties from Accrete Energy Inc. (“Accrete”) completed at the end of the third quarter. Fourth quarter production averaged 83,373 boe per day, relatively unchanged from the same quarter in 2007; additional volumes from the Accrete properties were partially offset by an unscheduled maintenance shutdown.

•	Pengrowth’s 2008 development capital spending, excluding acquisitions totaled $388.3 million ($283.1 million in 2007), including the Lindbergh project, resulting in reserve replacement of 80 percent for Total Proved plus Probable Reserves excluding acquisitions, and 112 percent including acquisitions.

•	Distributions declared to unitholders in 2008 were $651.0 million, or $2.59 per trust unit. Distributions declared to unitholders totalled 71 percent of cash flow from operating activities and 93 percent for the fourth quarter of 2008. Due to higher capital spending in 2008, and the desire to curtail debt, an increased percentage of cash flow from operations was withheld to fund the capital program.

•	Net income increased ten percent to $395.8 million in 2008 compared to $359.7 million in 2007. The increase was due to higher realized prices through the first three quarters of 2008, partly offset by higher royalties, operating expenses and general and administrative costs. In addition to these items, net income was effected by certain non-cash items including a $249.9 million unrealized gain on commodity risk management contracts, and a $71.9 million future tax reduction, partly offset by a $172.6 million unrealized foreign exchange loss on foreign denominated debt.

•	During 2008, Pengrowth’s average realized price was $62.76 per boe (after commodity risk management) compared to an average price of $53.90 per boe in 2007. Prices for liquids and natural gas were higher year over year reflective of the unprecedented benchmark prices through the third quarter of 2008.

•	During the fourth quarter of 2008, Pengrowth’s average realized price was $50.34 per boe (after commodity risk management) compared to an average realization of $67.71 per boe in the third quarter of 2008 and $54.58 in the fourth quarter of 2007. Compared to the other periods, prices for liquids were lower in the fourth quarter of 2008 while natural gas enjoyed a modest increase.

•	During 2008, Pengrowth closed a U.S. $265 million and a Cdn $15 million private placement of senior unsecured notes with interest rates of 6.98 percent and 6.61 percent respectively, due in 2018.

•	Operating netbacks (after commodity risk management) increased 14 percent in 2008 to $34.78 from 2007, driven by higher realized prices partially offset by higher royalties and operating costs. Fourth quarter 2008 operating netbacks were $26.23 per boe, a decrease of 30 percent from the third quarter and a 11 percent decrease from the fourth quarter of 2007.
PENGROWTH 2008 | MD&A 11

MANAGEMENT’S DISCUSSION AND ANALYSIS
•	Pengrowth’s finding and development costs for 2008 equaled $16.27 per boe on a proved plus probable basis. Including acquisitions, finding and development costs were $15.47 per boe on a proved plus probable basis. During the year, Pengrowth participated in 507 gross (217 net) wells with a 96 percent success rate.

•	During the fourth quarter of 2008, Pengrowth completed the divestiture of certain non-core, non-producing lands in the Dawson area in British Columbia. Proceeds of the disposition were approximately $27 million, with $21 million received in 2008.

•	On September 30, 2008, Pengrowth acquired properties in the Harmattan area from Accrete Energy Inc. (“Accrete”). All of Accrete’s oil and gas properties except those in the Harmattan area were transferred to Argosy Energy Inc., an unrelated company.

•	During the third quarter of 2008, Pengrowth completed the acquisition of additional working interest in the Harmattan area from Fairmount Energy Inc. for $12.0 million. Also in the third quarter of 2008, Pengrowth purchased additional working interests in both the Carson Creek and Garrington areas.

•	During the second quarter of 2008, Pengrowth completed property acquisitions of approximately $16.9 million, which included exercising a right of first refusal in Three Hills and purchasing additional working interest at Swan Hills.
RESULTS OF OPERATIONS
This MD&A contains the results of Pengrowth Energy Trust and its subsidiaries.
PRODUCTION
Average daily production increased approximately three percent in the fourth quarter of 2008 compared to the third quarter of 2008. Increased volumes are primarily attributable to development additions, the acquisition of Accrete on September 30, 2008, and an additional condensate lift at Sable Offshore Energy Project (“SOEP”), offset by a lengthy unscheduled plant outage at Quirk Creek and operational issues in the Olds area. Average daily production decreased in the fourth quarter and full year 2008 compared to the same periods of 2007 as a result of lower volumes due to divested properties and maintenance shutdowns offset by successful development activity and additional volumes acquired through the previously mentioned Accrete acquisition.
At this time, Pengrowth anticipates 2009 full year production to average between 76,000 to 78,000 boe per day. This estimate excludes the impact from any potential future acquisitions and dispositions. Given the current market conditions, Pengrowth has reduced the development capital program including Lindbergh to $209 million, compared to $388 million in 2008, which has a direct impact on the outlook for production for the full year of 2009.
DAILY PRODUCTION

	Three months ended			Twelve months ended
	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Light crude oil (bbls)	24,236	23,286	25,892	24,416	26,327
Heavy oil (bbls)	8,217	8,287	7,434	8,122	7,168
Natural gas (mcfs)	241,709	246,287	250,117	240,825	266,980
Natural gas liquids (bbls)	10,634	8,361	9,319	9,315	9,409

Total boe per day	83,373	80,981	84,331	81,991	87,401

Light crude oil production volumes increased four percent in the fourth quarter of 2008 compared to the third quarter of 2008 primarily due to successful results from recompletion work at Fenn Big Valley and additional volumes coming back on line in Judy Creek after third quarter maintenance work. Production volumes decreased approximately seven percent for the full year of 2008 compared to the full year of 2007 and six percent in the fourth quarter of 2008 from the fourth quarter of 2007. The decrease is mainly attributable to the absence of volumes from divested properties (approximately 850 bbls per day for the full year of 2008), and natural declines.
12 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Heavy oil production increased 11 percent compared to the fourth quarter of 2007 and decreased slightly in the fourth quarter of 2008 compared to the third quarter of 2008. The additional volumes are the result of successful development activity primarily at Tangleflags and increased productivity of existing wells in East Bodo from success with the polymer flood. These additional volumes were partially offset by natural declines.
Natural gas production decreased ten percent for the full year of 2008 and three percent in the fourth quarter of 2008 compared to the same periods of 2007. The decreases are mainly attributable to maintenance shutdowns (Olds and Quirk Creek) and the absence of volumes from properties divested in 2007 of approximately 14,000 mcf per day for the full year 2008. Offsetting the decreases were additional volumes from the Accrete acquisition, which contributed volumes in the fourth quarter and successful development activities of new wells and increased productivity of existing wells. Production volumes decreased approximately two percent in the fourth quarter of 2008 compared to the third quarter of 2008 as a result of maintenance shutdowns at Quirk Creek, operational issues at Olds and natural declines, partially offset by additional volumes from the previously mentioned Accrete acquisition.
NGL production decreased slightly for full year 2008 compared to full year 2007 primarily due to divested properties offset by an additional condensate lift at SOEP in the current year, higher sales at Judy Creek as a result of lower NGL volumes required for miscible flood requirements and additional volumes from the Accrete acquisition. Fourth quarter 2008 production increased 27 percent compared to third quarter 2008 as a result of an additional condensate lift at SOEP, added volumes from the previously mentioned Accrete acquisition, partly offset by a maintenance shutdown at Quirk Creek. Fourth quarter production increased 14 percent when compared to the same period of 2007 as a result of an additional condensate lift at SOEP in the current period.
PRICING AND COMMODITY RISK MANAGEMENT
Although in 2008 the oil and gas industry realized record benchmark prices through the third quarter, Pengrowth did not fully benefit from these higher benchmark prices due to the effects of the risk management strategy. Pengrowth’s realizations in the fourth quarter were influenced by the dramatic benchmark price declines, however gains from commodity risk management activities partially offset some of the decreases in benchmark prices.
As part of its risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. As of December 31, 2008, Pengrowth has crude oil contracts for 2009, 2010 and 2011 for approximately 13,000 bbls per day, 6,500 bbls per day and 500 bbls per day respectively. Also as of December 31, 2008, Pengrowth has natural gas contracts for 2009 and 2010 for 75,000 mcf per day and 16,600 mcf per day, respectively. Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $7.3 million pre-tax change in the value of the crude contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $16.7 million pretax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects net income through the unrealized amounts booked to the statement of income during the period. The effect on cash flows will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at December 31, 2008, future revenue would be increased by the $164.7 million unrealized commodity risk management gains that have been recorded. Pengrowth has fixed the Canadian dollar exchange rate at the same time that it swaps any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.
Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognize changes in fair value on the statement of income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate however, these non-cash amounts do not impact Pengrowth’s operating cash flows. Realized commodity risk management gains or losses are recorded in oil and gas sales on the statement of income and impacts cash flows at that time.
PENGROWTH 2008 | MD&A 13

MANAGEMENT’S DISCUSSION AND ANALYSIS
AVERAGE REALIZED PRICES

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Light crude oil (per bbl)	60.76	118.81	82.31	98.20	72.93
after realized commodity risk management	65.87	82.00	73.69	77.78	71.88
Heavy oil (per bbl)	42.20	96.93	45.47	75.77	44.53
Natural gas (per mcf)	6.97	8.82	6.20	8.32	6.71
after realized commodity risk management	7.40	8.29	6.90	8.19	7.29
Natural gas liquids (per bbl)	43.87	87.06	67.64	70.67	58.86

Total per boe	47.60	79.91	55.16	69.24	52.46
after realized commodity risk management	50.34	67.71	54.58	62.76	53.90

BENCHMARK PRICES
WTI oil (U.S.$ per bbl)	58.73	117.98	90.71	99.65	72.12
AECO spot gas (Cdn$ per gj)	6.43	8.76	5.69	7.70	6.27
NYMEX gas (U.S.$ per mmbtu)	6.94	10.24	6.97	9.04	6.86
Currency (U.S.$/Cdn$)	0.83	0.96	1.02	0.94	0.93

REALIZED COMMODITY RISK MANAGEMENT GAINS (LOSSES)

	Three months ended			Twelve months ended
	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Light crude oil ($ millions)	11.4	(78.8)	(20.5)	(182.5)	(10.1)
Light crude oil ($ per bbl)	5.11	(36.81)	(8.62)	(20.42)	(1.05)
Natural gas ($ millions)	9.6	(12.1)	16.0	(11.8)	56.1
Natural gas ($ per mcf)	0.43	(0.53)	0.70	(0.13)	0.58

Combined ($ millions)	21.0	(90.9)	(4.5)	(194.3)	46.0
Combined ($ per boe)	2.74	(12.20)	(0.58)	(6.48)	1.44

Commodity price contracts in place at December 31, 2008 are detailed in Note 20 to the consolidated financial statements. Additionally, the fair value of the outstanding contracts has been recorded on the balance sheet as an asset of $165 million at year end of which the majority is a current asset of $123 million. In the year ended December 31, 2007 the total net liability was $85 million, of which $63 million was current. An unrealized gain of $250 million resulting from the change in fair value from January 1 to December 31, 2008 has been recognized in the statement of income compared to an unrealized loss of $122 million for the same time period in 2007.
OIL AND GAS SALES — CONTRIBUTION ANALYSIS
The following table includes the impact of realized commodity risk management activity.

($ millions)	Three months ended						Twelve months ended
	Dec 31,	% of	Sept 30,	% of	Dec 31,	% of	Dec 31,	% of	Dec 31,	% of
Sales Revenue	2008	total	2008	total	2007	total	2008	total	2007	total

Light crude oil	146.9	37	175.6	34	175.6	41	695.1	36	690.8	40
Natural gas	164.5	42	187.9	36	158.8	37	722.1	38	710.1	41
Natural gas liquids	42.9	11	66.9	13	57.9	14	240.9	12	202.1	12
Heavy oil	31.9	8	73.9	14	31.1	8	225.3	12	116.5	7
Brokered sales/sulphur	5.9	2	14.4	3	1.8	—	35.6	2	2.5	—

Total oil and gas sales	392.1		518.7		425.2		1,919.0		1,722.0

14 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
OIL AND GAS SALES — PRICE AND VOLUME ANALYSIS
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, on a year-over-year basis.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other		Total

Period ended Dec 31, 2007	690.8	710.1	202.1	116.5	2.5		1,722.0
Effect of change in product prices	225.9	142.1	40.3	92.9	—		501.2
Effect of change in sales volumes	(49.1)	(62.4)	(1.5)	15.9	—		(97.1)
Effect of change in realized commodity risk management activities	(172.4)	(67.9)	—	—	—		(240.3)
Other	(0.1)	0.2	—	—	33.1	(1)	32.2

Period ended Dec 31, 2008	695.1	722.1	240.9	225.3	35.6		1,919.0

(1)	Primary sulphur sales.
PROCESSING AND OTHER INCOME

	Three months ended				Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008		Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Processing & other income	2.3	5.2	(1)	4.1	15.5	20.6
$ per boe	0.31	0.70		0.53	0.52	0.64

(1)	Prior quarter restated to conform to presentation adopted in the current period.
Processing and other income is primarily derived from fees charged for processing and gathering third party gas, road use, oil and water processing. Fourth quarter 2008 income is lower in comparison to the third quarter of 2008, which is primarily a result of prior period road use income being booked in the third quarter.
This income primarily represents the partial recovery of operating expenses reported separately.
ROYALTY EXPENSE

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Royalty expense	80.7	129.5	85.4	434.0	319.3
$ per boe	10.51	17.39	11.01	14.46	10.01

Royalties as a percent of sales	20.6%	25.0%	20.0%	22.6%	18.5%
Royalties as a percent of sales excluding realized risk management contracts	21.7%	21.2%	19.9%	20.5%	19.1%

Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The royalty rate for 2008 is higher than 2007 primarily a reflection of the higher average market prices used for the calculation of royalty expense. The fourth quarter 2008 royalty rate is lower compared to the third quarter as a result of lower average market prices. Additionally, gains or losses from realized commodity risk management activities affect royalty rates as a percentage of sales, since royalty payments are based on revenue prior to commodity risk management activities. Royalty expense would represent 21.7 and 20.5 percent of sales for the fourth quarter and the full year of 2008, respectively, excluding the effects of realized commodity risk management contracts.
Effective January 1, 2009, the Alberta Government’s changes to the royalty calculations were implemented. Under this new regime, Pengrowth’s outlook for 2009 royalty expense is forecasted to average approximately 22 percent of sales.
PENGROWTH 2008 | MD&A 15

MANAGEMENT’S DISCUSSION AND ANALYSIS
OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Operating expenses	104.1	105.2	103.8	418.5	406.5
$ per boe	13.57	14.13	13.38	13.95	12.74

Operating expenses decreased slightly from the third quarter of 2008 as increased utility costs of $3.6 million were more than offset by decreases in turnaround expenses and subsurface maintenance work at Goose River, Carson Creek and Judy Creek. Operating expenses year-over-year increased by three percent, or nine percent on a per boe basis. The increase for the full year 2008 compared to the full year 2007 is mainly attributable to higher utility costs which increased $20.1 million reflective of a 23 percent increase in the Alberta power pool price. Other increased expenses in 2008 related to the Olds turnaround and increased maintenance costs associated with the Quirk Creek field shutdown, which were offset by lower subsurface maintenance activity at Judy Creek, Carson Creek and Bodo.
Operating expenses are expected to decrease slightly for the full year 2009; however per boe operating costs are estimated to increase to approximately $14.45 per boe, a four percent increase from the full year 2008. The expected increase in per boe operating costs is primarily attributed to the anticipated production decline in 2009.
NET OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Net operating expenses	101.8	100.0	99.7	403.0	385.9
$ per boe	13.27	13.43	12.85	13.43	12.10

Included in the table above are operating expenses net of processing and other income.
TRANSPORTATION COSTS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Light oil transportation	0.4	0.7	1.2	3.4	3.5
$ per bbl	0.19	0.33	0.49	0.38	0.37
Natural gas transportation	2.3	2.6	2.1	9.1	9.1
$ per mcf	0.10	0.11	0.09	0.10	0.09

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
AMORTIZATION OF INJECTANTS FOR MISCIBLE FLOODS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Purchased and capitalized	5.4	4.8	8.1	21.0	26.1
Amortization	5.9	6.5	7.5	25.9	34.1

16 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program at Judy Creek and Swan Hills is amortized equally over the period of expected future economic benefit. The cost of injectants purchased in 2008 and 2007 are amortized over a 24 month period. As of December 31, 2008, the balance of the unamortized injectant costs was $22.4 million.
The amount of injectants purchased and capitalized in the fourth quarter 2008 was higher than the third quarter of 2008 due to the timing and the requirements of this ongoing program. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.
OPERATING NETBACKS
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.
Pengrowth recorded an average operating netback of $26.23 per boe in the fourth quarter of 2008 compared to $37.48 per boe in the third quarter of 2008 and $29.56 per boe for the fourth quarter of 2007. The decrease in the netback in the fourth quarter compared to the third quarter of 2008 and the fourth quarter of 2007 was primarily a result of lower combined commodity price realizations.
The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Sales price (after commodity risk management)	50.34	67.71	54.58	62.76	53.90
Other production income	0.78	1.91	0.23	1.19	0.08

	51.12	69.62	54.81	63.95	53.98
Processing and other income(1)	0.31	0.70	0.53	0.52	0.64
Royalties	(10.51)	(17.39)	(11.01)	(14.46)	(10.01)
Operating expenses	(13.57)	(14.13)	(13.38)	(13.95)	(12.74)
Transportation costs	(0.35)	(0.44)	(0.42)	(0.42)	(0.40)
Amortization of injectants	(0.77)	(0.88)	(0.97)	(0.86)	(1.07)

Operating netback	26.23	37.48	29.56	34.78	30.40

	Three months ended			Twelve months ended
Light Crude Netbacks ($ per bbl)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Sales price (after commodity risk management)	65.87	82.00	73.69	77.78	71.88
Other production income	(0.02)	(0.01)	0.36	0.19	0.15

	65.85	81.99	74.05	77.97	72.03
Processing and other income(1)	0.06	1.47	0.33	0.62	0.44
Royalties	(14.02)	(20.10)	(13.86)	(16.73)	(11.57)
Operating expenses(1)	(14.86)	(14.72)	(14.98)	(15.39)	(13.73)
Transportation costs	(0.19)	(0.33)	(0.49)	(0.38)	(0.37)
Amortization of injectants	(2.64)	(3.05)	(3.14)	(2.90)	(3.54)

Operating netback	34.20	45.26	41.91	43.19	43.26

PENGROWTH 2008 | MD&A 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Sales price	42.20	96.93	45.47	75.77	44.53
Processing and other income	0.29	0.02	0.19	0.32	0.27
Royalties(2)	(1.95)	(15.87)	(5.91)	(10.54)	(5.86)
Operating expenses(1)	(12.77)	(13.17)	(11.92)	(12.47)	(12.60)

Operating netback	27.77	67.91	27.83	53.08	26.34

	Three months ended			Twelve months ended
Natural Gas Netbacks ($ per mcf)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Sales price (after commodity risk management)	7.40	8.29	6.90	8.19	7.29
Other production income	0.27	0.63	0.04	0.39	0.01

	7.67	8.92	6.94	8.58	7.30
Processing and other income(1)	0.09	0.09	0.14	0.10	0.16
Royalties	(1.62)	(2.19)	(1.22)	(1.88)	(1.33)
Operating expenses(1)	(2.19)	(2.31)	(2.06)	(2.23)	(2.04)
Transportation costs	(0.10)	(0.11)	(0.09)	(0.10)	(0.09)

Operating netback	3.85	4.40	3.71	4.47	4.00

	Three months ended			Twelve months ended
NGL Netbacks ($ per bbl)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Sales price	43.87	87.06	67.64	70.67	58.86
Royalties	(12.27)	(32.22)	(23.61)	(25.74)	(18.49)
Operating expenses(1)	(12.93)	(14.62)	(14.67)	(13.93)	(12.57)

Operating netback	18.67	40.22	29.36	31.00	27.80

(1)	Prior Period restated to conform to presentation in the current period.

(2)	Heavy Oil Royalties in the fourth quarter of 2008 includes accounting adjustments related to overpayment of royalties in the third quarter.
INTEREST EXPENSE

	Three months ended				Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008		Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Interest Expense	22.6	19.0	(1)	19.7	76.3	84.3

(1)	Prior quarter restated to conform to presentation adopted in the current period.
Interest expense increased in the fourth quarter of 2008 compared to the third quarter of 2008 primarily due to higher debt levels. The increase compared to the same time period of 2007 is a result of higher debt levels and the weakening of the Canadian dollar. See Note 9 to the consolidated financial statements for further details. Interest expense decreased ten percent year-over-year which is reflective of a lower average debt level in 2008 compared to the same time period of 2007 which included $13.9 million of interest on bank indebtedness incurred on a $600 million credit facility that Pengrowth fully repaid on July 13, 2007 and debt relating to the ConocoPhillips properties (“CP properties”) acquisition. Approximately 65 percent of Pengrowth’s outstanding long term debt as at December 31, 2008 incurs interest that is payable in U.S. dollars and therefore the recorded amount of interest expense is subject to fluctuations in the U.S. dollar exchange rate.
18 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Cash G&A expense	13.7	11.3	12.4	48.9	50.5
$ per boe	1.79	1.52	1.60	1.63	1.58
Non-cash G&A expense	3.5	1.9	1.8	10.0	5.4
$ per boe	0.45	0.26	0.22	0.33	0.17

Total G&A	17.2	13.2	14.2	58.9	55.9
$ per boe	2.24	1.78	1.82	1.96	1.75

The cash component of general and administrative (G&A) expenses for the fourth quarter of 2008 compared to the third quarter of 2008 increased $2.4 million. This increase is primarily due to higher professional fees and fees for annual reserve reporting, $0.3 million increase in legal fees and $1.0 million for the estimated reimbursement of G&A incurred by the Manager, pursuant to the management agreement. Cash G&A decreased $1.6 million year-over year due to the absence of the CP properties transition services fees of $3.0 million and lower legal fees of $2.4 million offset by increased charges of $2.2 million related to relocating to offices in Livingston Place.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Programs (LTIP) including trust unit rights and deferred entitlement units. The increase comparing the fourth quarter of 2008 compared to the third quarter of 2008 and the comparative periods of 2007 is due to higher LTIP expenses resulting from an improvement to the performance multiplier and from granting additional trust units under the LTIP as a result of the increased number of employees.
Total G&A expenses per boe are expected to increase slightly in 2009 when compared to 2008. On a per boe basis, G&A is anticipated to be approximately $2.37 per boe for full year 2009, which includes non-cash G&A and anticipated management fees of approximately $0.21 per boe.
MANAGEMENT FEES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Management Fee	(2.0)	3.0	(2.2)	7.0	6.8
$ per boe	(0.26)	0.40	(0.28)	0.23	0.21

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
Upon expiry of the contract, Mr. James S. Kinnear will continue in the capacity of Chairman and Chief Executive Officer of the Corporation under the terms of a traditional executive contract.
Management fees are lower in the fourth quarter of 2008 compared to the third quarter, and relatively consistent for the full year of 2008 and fourth quarter of 2008 compared to the same periods of 2007 due to the performance fee component of the calculation. The performance fee is only paid when a specific rate of return to unitholders is achieved over a three year period. In the fourth quarter of the year, a final calculation of amounts due under the contract is performed.
Management fees are expected to be approximately $0.21 per boe for the full year of 2009.
PENGROWTH 2008 | MD&A 19

MANAGEMENT’S DISCUSSION AND ANALYSIS
RELATED PARTY TRANSACTIONS
Details of related party transactions undertaken in 2008 and 2007 are provided in Note 17 to the financial statements. These transactions include the management fees paid to the Manager. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation. The management fees paid to the Manager are pursuant to a management agreement which has been approved by the trust unitholders. Mr. Kinnear does not receive any salary or bonus in his capacity as a director and officer of the Corporation and has not received any new trust unit options or rights since November 2002.
Related party transactions in 2008 also include $1.0 million (2007 — $1.1 million) paid to a law and corporate finance firm controlled by the Vice President and Corporate Secretary of the Corporation, Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Vice President and Corporate Secretary of the Corporation. Mr. Selby does not receive a salary from Pengrowth but has been granted trust unit rights and deferred entitlement units from time to time, the costs of which are not included in the legal fees. During 2008, the Vice President and Corporate Secretary was granted 23,670 trust unit rights and 3,945 DEUs (2007 — 20,901 trust unit rights and 3,484 DEUs).
TAXES
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the board, funds can be withheld to fund future capital expenditures, repay debt or used for other corporate purposes. If withholdings increased sufficiently or the Corporation’s tax pool balances were reduced sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
Bill C-52 Budget Implementation Act 2007
Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specified investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “SIFT Legislation”). Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.
Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”. Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. The normal growth guidelines have been revised to accelerate the safe harbour amount for each of 2009 and 2010. As of December 31, 2008 Pengrowth may issue $4.22 billion of equity in total for 2009 and 2010 under the safe harbour provision. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Based on existing tax legislation, the tax rate in 2011 is expected to be 26.5 percent and 25 percent in 2012 and subsequent years. The payment of this tax will reduce the amount of cash available for distribution to unitholders.
On July 14, 2008, Finance released for comment proposed amendments to the Income Tax Act (Canada) to facilitate the conversion of existing income trusts and other public flow through entities into corporations on a tax deferred basis. On January 27, 2009, Finance introduced a notice of ways and mean motion in Parliament to implement the conversion rules. The conversion rules would provide an existing income trust with tax efficient structuring options to convert to a corporate form. The conversion rules would be available to Pengrowth if Pengrowth determines to convert to a corporation. The transition provisions are only available to trusts that convert prior to 2013. Accordingly, Pengrowth has four more years before a final course of action would have to be adopted and Pengrowth can continue to have the benefit of its tax structure through December 31, 2010. Commencing in 2011, Pengrowth would be subject to the SIFT tax and would utilize existing tax pools to mitigate a portion of the SIFT tax, should it remain a trust for any period after January 1, 2011.
Pursuant to the SIFT Legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. Pengrowth currently has available tax pool balances of approximately $3 billion, which will be considered in identifying the alternatives and timing of our response to the enactment of the SIFT Legislation.
20 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the fourth quarter of 2008, Pengrowth recorded a future tax recovery of $3.7 million to reflect temporary differences primarily relating to recording an unrealized mark-to-market gain.
FOREIGN CURRENCY GAINS & LOSSES
Pengrowth recorded a $189.2 million net foreign exchange loss in 2008, compared to a $61.9 million gain in 2007. Included in the loss is a $181.8 million unrealized foreign exchange loss related to the translation of the U.S. dollar denominated debt and a $9.2 million unrealized foreign exchange gain for the U.K. Pound Sterling denominated debt using the closing exchange rate at the end of each year. Pengrowth has mitigated the foreign exchange risk on the interest and principal payments related to the U.K. Pound Sterling denominated notes (see Note 9 to the financial statements) by using foreign exchange swaps.
Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the following month. As a result of the changes in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange loss was recorded to the extent that there was a difference between the average exchange rate for the month of production and the exchange rate at the date the payments were received on that portion of production sales that are received in U.S. dollars. The amount recorded in 2008 was not material.
Pengrowth has arranged a portion of its long term debt in U.S. dollars as a natural hedge against changes in the Canadian dollar. As revenues are based on U.S. dollar benchmarks, a lower U.S. dollar has changed oil and gas sales, this is partially offset by a reduction in the U.S. dollar denominated interest cost. (See Note 15 to the financial statements.)
DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Depletion and depreciation	157.6	151.5	156.0	609.3	639.1
$ per boe	20.55	20.34	20.11	20.31	20.03
Accretion	7.3	7.1	6.5	28.1	25.7
$ per boe	0.95	0.95	0.84	0.93	0.81

Depletion and depreciation of property, plant and equipment is calculated on the unit of production method based on total proved reserves.
Pengrowth’s Asset Retirement Obligations (ARO) liability changes from net acquisitions and by the amount of accretion, which is a charge to net income over the lifetime of the producing oil and gas assets.
CEILING TEST
Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate, when required. There was a significant surplus in the Canadian GAAP ceiling test at year-end 2008.
As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 2008, the application of the full cost ceiling test under U.S. GAAP resulted in an after tax write-down of capitalized costs of $1,101.6 million. At December 31, 2007, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs. As per Note 24 to the consolidated financial statements, in December 2008, the Securities and Exchange Commission published final updated rules for disclosure of oil and gas reserves by public companies.
PENGROWTH 2008 | MD&A 21

MANAGEMENT’S DISCUSSION AND ANALYSIS
The new rules include using the average of the commodity prices on the first day of each month of the year rather than year end pricing for impairment testing, in addition to a number of changes to reserve reporting. These changes are effective for reporting on or after January 1, 2010. For Pengrowth, these changes will take effect for the December 31, 2009 year end. Pengrowth anticipates a significant impact on the future write-downs of capitalized costs. Under the new rules, it is unlikely Pengrowth would have recorded any impairment of capitalized costs for the year ended December 31, 2008.
ASSET RETIREMENT OBLIGATIONS
The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $344 million as at December 31, 2008 (December 31, 2007 — $352 million), based on a total escalated future liability of $2,283 million (December 31, 2007 – $2,015 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2040 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
REMEDIATION TRUST FUNDS AND REMEDIATION AND ABANDONMENT EXPENSE
During 2008, Pengrowth contributed $9.3 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The balance in these remediation trust funds was $27.1 million at December 31, 2008.
Every five years Pengrowth must evaluate the value of the assets in the Judy Creek remediation trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.
As an interest holder in SOEP, Pengrowth is under a contractual obligation to contribute to a remediation trust fund. The funding levels are based on the feedstock handled and delivered to the various facilities; funding levels for this fund may change each year pending a review by the owners.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. In 2008, Pengrowth spent $32.7 million on abandonment and reclamation (2007 — $11.4 million). The increase in 2008 was due to an expanded program to meet regulatory requirements for certain wells purchased through the CP properties acquisition and higher than expected abandonment costs in the Red Earth and Fenn Big Valley areas. Pengrowth expects to spend approximately $29.0 million for 2009, excluding contributions to remediation trust funds on remediation and abandonment.
CLIMATE CHANGE PROGRAMS
In Alberta, climate change regulations became effective July 1, 2007. These regulations require Alberta facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce emissions intensity by 12 per cent over the average emission levels of 2003, 2004 and 2005. Companies can make their reductions through improvements to their operations; by purchasing Alberta-based offset credits or by contributing to the Climate Change and Emissions Management Fund. Pengrowth currently operates two facilities that are subject to the Alberta climate change regulations. Collectively these facilities have reduced emissions by fifteen percent from the base line emissions (2007 data). This reduction is an improvement over current-day requirements. Pengrowth is assessing options for meeting future greenhouse gas emission requirements. However, if the emissions remain at the current levels, Pengrowth would experience additional annual costs of as much as $0.5 million. For further information, see Pengrowth’s AIF. Recently, the Government of Canada announced a draft climate change plan outlining a 20 percent reduction by 2020. Pengrowth is waiting on additional information to assess the impact the plan will have on its operations.
OTHER EXPENSES
The decrease in other expenses comparing year-over-year relates to equity income of $1.4 million and a dilution gain of $1.8 million recorded in 2008 relating to Pengrowth’s investment in Monterey Exploration Ltd offset by increased Saskatchewan capital tax of $5.1 million.
22 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
GOODWILL
As at December 31, 2008, Pengrowth recorded goodwill of $660.9 million, an increase of $0.3 million from December 31, 2007. The increase in goodwill is related to a revision of the purchase price allocation on CP properties. Details of the acquisition are provided in Note 4 of the financial statements. Management has assessed goodwill for impairment and determined there is no impairment at December 31, 2008.
CAPITAL EXPENDITURES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Seismic acquisitions(1)(2)	0.5	2.0	(0.5)	7.6	6.1
Drilling, completions and facilities(1)	82.6	64.2	71.2	276.5	226.7
Maintenance capital(1)	26.2	13.0	15.4	57.5	37.1
Land purchases	0.1	17.9	2.7	26.7	13.2

Development capital	109.4	97.1	88.8	368.3	283.1
Lindbergh Project	10.4	3.0	—	20.0	—
Other capital	3.8	(0.6)	6.9	13.6	26.6

Total capital expenditures	123.6	99.5	95.7	401.9	309.7

Business acquisitions(3)	0.2	90.2	(0.6)	90.4	923.1
Property acquisitions	0.2	18.1	9.0	35.9	9.0
Proceeds on property dispositions	(20.4)	0.1	(23.7)	(17.4)	(458.8)

Net capital expenditures and acquisitions	103.6	207.9	80.4	510.8	783.0

(1)	Prior year restated to conform to presentation adopted in current year.

(2)	Seismic acquisitions are net of seismic sales revenue.

(3)	Accrete acquisition valued at consideration paid (see Note 4 of consolidated financial statements).
For the full year of 2008, Pengrowth spent $368.3 million on development and optimization activities. The largest expenditures were at Heavy Oil Properties ($26.2 million), Harmattan and Olds ($24.0 million), Judy Creek ($24.6 million), Fenn Big Valley ($ 23.9 million) Northeast B.C. ($18.2 million), Carson Creek ($24.4 million), Red Earth ($16.4 million), and Deer Mountain ($13.5 million). In addition to development activities, $20.0 million was spent on the Lindbergh project and $13.6 million was spent on office premises and Information Technology (IT).
Pengrowth currently anticipates the 2009 capital development program to be $209 million. The 2009 capital development program represents a reduction of expenditures of approximately 46 percent compared with 2008 expenditures of $388 million. Included in the capital program are planned expenditures of $20 million for the oilsands pilot project at Lindbergh. The current commodity price outlook has necessitated much lower capital funding than recent levels as Pengrowth relies on undistributed cash from operations to partially fund the capital program. In deciding which projects to fund, Pengrowth reviewed its extensive portfolio and identified those projects that created the greatest economic value. Those projects which created the greatest value for each capital dollar invested were preferentially identified for the budget. Pengrowth also anticipates spending approximately $6 million on Information Technology and office premises.
RESERVES
Pengrowth’s 2008 development program resulted in 23.9 mmboe’s of proved plus probable reserve additions including revisions, resulting in a finding and development cost of $16.27 per boe. Including net acquisitions of 9.7 mmboe’s, finding, development and acquisition costs were $15.47 per boe on a proved plus probable basis. The reserve additions result in a reserve replacement of 80 percent for Total Proved plus Probable Reserves excluding acquisitions, and 112 percent including acquisitions.
Pengrowth reported year-end proved reserves of 235.2 mmboe and proved plus probable reserves of 323.5 mmboe for 2008 compared to 241.2 mmboe and 319.9 mmboe, respectively at year end 2007. Further details of Pengrowth’s 2008 year-end reserves will be provided in the AIF.
PENGROWTH 2008 | MD&A 23

MANAGEMENT’S DISCUSSION AND ANALYSIS
ACQUISITIONS AND DISPOSITIONS
During the fourth quarter of 2008, Pengrowth completed the divestiture of certain non-core, non-producing lands in the Dawson area in British Columbia. Proceeds of the disposition were approximately $27 million, with $21 million received in 2008.
On September 30, 2008, Pengrowth and Accrete completed a business combination (the “Combination”). Under the terms of the Combination, each Accrete share was exchanged for 0.277 of a Pengrowth trust unit. Pengrowth also assumed $22 million of net liabilities which included $16 million of bank debt. As a result of the Combination, approximately five million Pengrowth trust units were issued to Accrete shareholders. The value assigned to each Pengrowth unit issued was approximately $17.95 per trust unit based on the weighted average market price of the trust units on the five days surrounding the announcement of the Combination. In conjunction with the Combination, all of Accrete’s oil and gas properties except those in the Harmattan area were transferred to Argosy Energy Inc., an unrelated company.
During the third quarter of 2008, Pengrowth completed the acquisition of additional working interest in the Harmattan area from Fairmount Energy Inc. for $12 million. Also in the third quarter of 2008, Pengrowth purchased additional working interest in both the Carson Creek area and the Garrington area.
During the second quarter of 2008, Pengrowth completed property acquisitions of approximately $17 million, which included exercising a right of first refusal in Three Hills and purchasing additional working interest at Swan Hills.
In the first quarter of 2007, Pengrowth closed the acquisition of the shares of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands for a purchase price of $1.0375 billion, prior to adjustments.
WORKING CAPITAL
The working capital deficiency decreased by $119.4 million from $189.6 million at December 31, 2007 to $70.2 million at December 31, 2008. Most of the decrease in the working capital deficiency is attributable to an increase in the value of risk management contracts, where there is a net non-cash current asset at December 31, 2008 of $120.1 million compared to net non-cash current liability of $62.8 million at December 31, 2007. Liabilities and assets relating to commodity risk management activities are estimated and recognized in the current period, but will only be settled during future period sales, at amounts that may be different than the amount estimated depending on future realized commodity prices. Partially offsetting the effect of the risk management contracts was a change in future taxes which changed from a current future tax asset of $18.8 million at December 31, 2007 to a current future tax liability of $34.9 million at December 31, 2008.
Pengrowth frequently operates with a working capital deficiency, as distributions relating to two production months are payable to unitholders at the end of any month, but cash flow from one month of production is still receivable. For example, at the end of December, distributions related to November and December production months being payable on January 15 and February 15, respectively. November’s production revenue, received on December 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on January 15.
24 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
FINANCIAL RESOURCES AND LIQUIDITY

Pengrowth’s capital structure is as follows:

($ thousands)	Dec 31,	Dec 31,
As at:	2008	2007

Term credit facilities	$372,000	$513,998
Senior unsecured notes	1,152,503	689,238
Working capital deficit	70,159	189,603

Total debt excluding convertible debentures	$1,594,662	$1,392,839

Convertible debentures	74,915	75,030

Total debt including convertible debentures	$1,669,577	$1,467,869

	Dec 31,	Dec 31,
Years ended	2008	2007
Net income (loss)	$395,850	$359,652
Add:
Interest expense	$76,304	84,292
Future tax reduction	$(71,925)	(264,612)
Depletion, depreciation, amortization and accretion	$637,377	664,806
Other non-cash (income) expenses	$(26,864)	90,497

EBITDA	$1,010,742	$934,635

Total debt excluding convertible debentures to EBITDA	1.6	1.5
Total debt including convertible debentures to EBITDA	1.7	1.6

Total capitalization excluding convertible debentures(1)	$4,188,308	$3,959,456
Total capitalization including convertible debentures	$4,263,223	$4,034,486

Total debt excluding convertible debentures as a percentage of total capitalization	38.1%	35.2%
Total debt including convertible debentures as a percentage of total capitalization	39.2%	36.4%

(1)	Total capitalization includes total debt plus Unitholders Equity. (Total debt excludes working capital deficit)
The $202.8 million increase in debt, excluding convertible debentures from December 31, 2007, is primarily attributable to increased unrealized foreign exchange losses on foreign denominated debt. This increase in debt excluding convertible debentures resulted in the debt excluding convertible debentures to EBITDA multiple to increase compared to December 31, 2007. Although debt excluding convertible debentures was higher at December 31, 2008 compared to December 31, 2007, the increase in EBITDA, primarily from higher average realized commodity prices, more than offset lower production volumes and higher operating and royalty expenses in 2008 which resulted in little change to the ratio.
Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity and property dispositions. The credit facilities and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could affect our access to bank credit facilities and our ability to fund operations, maintain distributions and pursue profitable growth opportunities.
PENGROWTH 2008 | MD&A 25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Pengrowth has implemented an Equity Distribution Program which will permit Pengrowth to distribute up to 25,000,000 trust units from time to time until January of 2010 through the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). The shelf prospectus enabling the at-the-market distribution expired in the fourth quarter of 2008. Although the Equity Distribution Agreement is still in effect, no units can be issued until a new shelf prospectus is filed. No trust units were issued under the Equity Distribution Program during the year ended December 31, 2008.
At December 31, 2008, Pengrowth maintained a committed $1.2 billion term credit facility with a syndicate of seven Canadian banks and four foreign banks for a remaining term of 2 1/2 years and a $50 million operating line of credit. The credit facilities were reduced by drawings of $372 million on a revolver loan and by outstanding letters of credit of approximately $12 million.
Pengrowth expects to be able to fund its 2009 development program and to take advantage of acquisition opportunities as they arise. At December 31, 2008, Pengrowth had approximately $864 million available to draw from its credit facilities.
Unitholders are eligible to participate in the Distribution Reinvestment Plan (DRIP). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. For the year ended December 31, 2008, 3.7 million trust units were issued for cash proceeds of $59.4 million under the DRIP compared to 2.5 million trust units for cash proceeds of $44.9 million at December 31, 2007.
Pengrowth does not have any off balance sheet financing arrangements.
There have been no significant changes to the number of trust units outstanding since December 31, 2008.
On August 21, 2008, Pengrowth closed a U.S. $265 million private placement of senior unsecured notes. The notes bear interest at 6.98 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $1.5 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.
On August 21, 2008, Pengrowth closed a Cdn $15 million private placement of senior unsecured notes. The notes bear interest at 6.61 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually.
Pengrowth’s U.S. $865 million, Cdn $15 million and, U.K. Pound Sterling denominated £50 million senior unsecured notes and the credit facilities have certain financial covenants, which may restrict the total amount of Pengrowth’s borrowings. The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1. Total senior debt should not be greater than three times EBITDA
2. Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters
3. Total senior debt should be less than 50 percent of total book capitalization
4. EBITDA should not be less than four times interest expense
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
26 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
The actual loan documents are filed on SEDAR as “Other” or “Material document”. As at December 31, 2008, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at December 31, 2008, the principal amount of debentures outstanding was $74.7 million.
Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 of the financial statements for a description of the accounting policies for financial instruments. Please see Note 20 of the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.
CASH FLOWS AND DISTRIBUTIONS
The following table provides cash flows from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flows from operating activities:

($ thousands, except per trust unit amounts)	Three months ended			Twelve months ended
	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Cash flows from operating activities	154,807	273,597	196,325	912,516	800,344
Net income/(loss)	148,688	422,395	(3,665)	395,850	359,652
Distributions declared	144,663	170,959	166,631	651,015	706,601
Distributions declared per trust unit	0.565	0.675	0.675	2.590	2.875
Excess of cash flows from operating activities over distributions declared	10,144	102,638	29,694	261,501	93,743
Per trust unit	0.04	0.41	0.12	1.05	0.38
Excess (shortfall) of net income (loss) over distributions declared	4,025	251,436	(170,296)	(255,165)	(346,949)
Per trust unit	0.02	1.01	(0.69)	(1.02)	(1.41)
Ratio of distributions declared over cash flows from operating activities	93%	62%	85%	71%	88%

Distributions typically exceed net income as a result of non-cash expenses which may include unrealized losses on commodity risk; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Pengrowth’s goal over longer periods of time is to maximize returns to the unitholders through cash distributions on a per Trust Unit basis and enhancing the value of the Trust Units. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would not expect distributions to exceed cash flows from operating activities. In the event distributions exceed cash flows from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period.
PENGROWTH 2008 | MD&A 27

MANAGEMENT’S DISCUSSION AND ANALYSIS
As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flows from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flows from operating activities.
Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference is not sufficient to fund the capital spending required to fully replace production. That difference is funded by equity or a combination of equity and debt. Accordingly, Pengrowth believes our distributions include a return of capital.
Forecasted development capital spending in 2009 of $209 million will not be sufficient to fully replace the oil and gas reserves Pengrowth expects to produce during the year. If the produced reserves are not offset in the future by additional capital or acquisitions, future distributions could be impacted. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to fund capital programs and acquisitions. Investors can elect to participate in the distribution re-investment program.
Cash flows from operating activities are derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flows. Details of commodity contracts are contained in Note 20 to the financial statements.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the amount may vary. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings.
Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.62 per trust unit as cash distributions during the fourth quarter of 2008 and $2.645 per trust unit for the full year of 2008 compared to $0.675 and $2.93 for the comparable periods in 2007.
TAXABILITY OF DISTRIBUTIONS
In 2008, 100 percent of Pengrowth’s 2008 distributions and 100 percent of 2009 distributions are anticipated to be taxable to Canadian residents.
Distributions paid to U.S. residents are treated as partnership distributions for U.S. federal tax purposes and are currently subject to a 15 percent Canadian withholding tax to the extent that such amounts represent a distribution of Pengrowth’s income. Pursuant to the provisions of the Income Tax Act (Canada), distributions to U.S. unitholders of amounts in excess of Pengrowth’s income (i.e. returns of capital) are also subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention (the “Protocol”) which increases the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income. The Protocol came into force on December 15, 2008. The increase in the Canadian withholding tax rate on distributions of income under the Protocol does not affect returns of capital, which would still be subject to a 15 percent Canadian withholding tax. The increase will become effective on and after January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any additional Canadian withholding tax. The Canadian withholding tax rate on distributions paid to unitholders in other countries varies based on individual tax treaties.
28 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ thousands)	2009	2010	2011	2012	2013	thereafter	Total

Long term debt(1)	—	182,180	372,000	—	60,900	925,459	1,540,539
Interest payments on long term debt(2)	72,313	66,308	63,306	63,306	61,085	230,955	557,273
Convertible debentures(3)	—	74,700	—	—	—	—	74,700
Interest payments on convertible debentures(4)	4,810	4,810	—	—	—	—	9,620
Other(5)	10,797	10,427	9,560	7,646	8,107	31,735	78,272

	87,920	338,425	444,866	70,952	130,092	1,188,149	2,260,404
Purchase obligations
Pipeline transportation	40,468	22,006	19,326	16,405	16,046	26,462	140,713
CO2 purchases(6)	2,919	2,943	2,601	2,352	2,365	5,475	18,655

	43,387	24,949	21,927	18,757	18,411	31,937	159,368
Remediation trust fund payments	250	250	250	250	250	11,250	12,500

	131,557	363,624	467,043	89,959	148,753	1,231,336	2,432,272

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt. (see Note 4 of the financial statements)

(2)	Interest payments relate to the interest payable on the fixed rate debt. Foreign denominated debt is translated using the year-end exchange rate.

(3)	Includes repayment of convertible debentures on maturity (see Note 14 of the financial statements), and assumes no conversion of convertible debentures to trust units.

(4)	Includes annual interest on convertible debentures outstanding at year-end and assumes no conversion of convertible debentures prior to maturity.

(5)	Includes office rent and vehicle leases.

(6)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate. For the Judy Creek CO2 Pilot Project, Prices are denominated in Canadian dollars.
SUMMARY OF TRUST UNIT TRADING DATA

				Volume	Value
	High	Low	Close	(000’s)	($ millions)

TSX — PGF.UN ($ Cdn)
2008 1st quarter	19.82	14.16	19.67	30,755	557.9
2nd quarter	21.56	19.17	20.50	28,004	569.7
3rd quarter	20.55	14.73	15.99	31,735	565.4
4th quarter	15.98	8.55	9.35	35,035	402.7
Year	21.56	8.55	9.35	125,529	2,095.7

2007 1st quarter	20.85	18.62	19.45	37,742	744.8
2nd quarter	21.04	18.82	20.27	28,348	561.5
3rd quarter	20.70	16.92	18.64	27,970	524.5
4th quarter	18.68	17.00	17.62	23,559	423.1
Year	21.04	16.92	17.62	117,619	2,253.9

NYSE — PGH ($ U.S.)
2008 1st quarter	19.47	13.67	19.10	14,293	257.5
2nd quarter	21.90	18.86	20.11	19,425	392.7
3rd quarter	20.20	14.16	14.94	26,815	457.7
4th quarter	15.00	6.84	7.62	41,776	401.2
Year	21.90	6.84	7.62	102,309	1,509.1

2007 1st quarter	17.96	15.82	16.87	26,633	449.1
2nd quarter	19.84	16.45	19.09	23,668	428.6
3rd quarter	19.85	16.25	18.84	19,284	346.9
4th quarter	19.21	17.30	17.77	13,980	256.4
Year	19.85	15.82	17.77	83,565	1,481.0

PENGROWTH 2008 | MD&A 29

MANAGEMENT’S DISCUSSION AND ANALYSIS
SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly information for 2008 and 2007.

2008	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	457,606	550,623	518,662	392,158
Net income/(loss) ($000’s)	(56,583)	(118,650)	422,395	148,688
Net income/(loss) per trust unit ($)	(0.23)	(0.48)	1.69	0.58
Net income/(loss) per trust unit — diluted ($)	(0.23)	(0.48)	1.69	0.58
Cash flow from operating activities ($000’s)	216,238	267,874	273,597	154,807
Distributions declared ($000’s)	167,234	168,159	170,959	144,663
Distributions declared per trust unit ($)	0.675	0.675	0.675	0.565
Daily production (boe)	82,711	80,895	80,981	83,373
Total production (mboe)	7,527	7,361	7,450	7,670
Average realized price ($ per boe)	60.30	73.21	67.71	50.34
Operating netback ($ per boe)(1)	33.62	42.15	37.48	26.23

2007	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	432,108	443,977	420,704	425,249
Net income/(loss) ($000’s)	(69,834)	271,659	161,492	(3,665)
Net income/(loss) per trust unit ($)	(0.29)	1.11	0.66	(0.01)
Net income/(loss) per trust unit — diluted ($)	(0.29)	1.10	0.66	(0.01)
Cash flow from operating activities ($000’s)	136,429	249,960	217,630	196,325
Distributions declared ($000’s)	183,534	184,327	172,109	166,631
Distributions declared per trust unit ($)	0.75	0.75	0.70	0.675
Daily production (boe)	90,068	89,633	85,654	84,331
Total production (mboe)	8,106	8,157	7,880	7,758
Average realized price ($ per boe)	53.30	54.39	53.34	54.58
Operating netback ($ per boe)	29.87	29.56	32.66	29.56

(1)	Restated to conform to presentation adopted in the current period.
Production changes over these quarters was a result of property dispositions completed by Pengrowth throughout 2007, production limitations due to plant turnarounds and unscheduled maintenance in the second, third and fourth quarters of 2008 and property acquisition in the fourth quarter of 2008. Changes in commodity prices have positively affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flows . Net income in 2007 and 2008 has been impacted by non-cash charges, in particular depletion, depreciation and accretion, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses and future taxes. Cash flow has not been impacted by the non-cash charges, however, reflects the impact of higher operating and general and administrative costs.
30 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
SELECTED ANNUAL INFORMATION
Oil and gas sales for 2008 increased as a result of higher realized prices through the third quarter. Higher production volumes in 2007 contributed to increased oil and gas sales due to a full year of production from the Carson Creek and Esprit Trust acquisitions completed late in the third and fourth quarters of 2006 respectively and the CP acquisition completed early in 2007.

	Twelve months ended December 31
($ thousands)	2008	2007	2006

Oil and gas sales	1,919,049	1,722,038	1,214,093
Net income	395,850	359,652	262,303
Net income per trust unit ($)	1.58	1.47	1.49
Net income per trust unit — diluted ($)	1.58	1.46	1.49
Distributions declared per trust unit ($)	2.59	2.875	3.00
Total assets	5,317,341	5,234,251	4,690,129
Long term debt(1)	1,599,418	1,278,266	679,327
Trust unitholders’ equity	2,663,805	2,756,220	3,049,677
Number of trust units outstanding at year end (thousands)	256,076	246,846	244,017

(1)	Includes long term debt and convertible debentures.
BUSINESS RISKS
The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
•	Continued uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions. This uncertainty may also impair Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed.

•	The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees, including implementation of the SIFT Legislation, could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

•	Pengrowth could lose its grandfathered status under the SIFT Legislation and become subject to the SIFT tax prior to January 1, 2011 if it exceeds the normal growth guidelines.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•	Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.
PENGROWTH 2008 | MD&A 31

MANAGEMENTS DISCUSSION AND ANALYSIS
•	Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.

•	Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•	A significant portion of Pengrowth’s properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.

•	Changing interest rates influence borrowing costs and the availability of capital.

•	Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans to also be in default.

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

•	Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.

•	Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units. As 2011 approaches, the expectation of taxability of distributions may negatively impact the value of trust units.

•	Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s unit price, in some circumstances could result in Pengrowth reducing the recorded book value of some of its assets.

•	Delays in business operations could adversely affect Pengrowth’s distributions to unitholders and the market price of the trust units.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
SUBSEQUENT EVENTS
Subsequent to December 31, 2008, Pengrowth has entered into a series of crude oil fixed price commodity sales contracts with third parties as noted below.

Remaining term	Volume (bbl/d)	Reference Point		Price per bbl

Financial:
Mar 1, 2009 - Dec 31, 2009	500	WTI	(1)	$58.00 Cdn
April 1, 2009 - Dec 31, 2009	1,000	WTI	(1)	$57.78 Cdn
Jan 1, 2010 - Dec 31, 2010	5,000	WTI	(1)	$69.06 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
OUTLOOK
At this time, Pengrowth is forecasting average 2009 production of 76,000 to 78,000 boe per day from our existing properties. This estimate excludes the impact from future acquisitions or divestitures.
Full year outlook for operating costs for 2009 are expected to increase on a per unit basis to $14.45 per boe.
32 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
Royalty expense is expected to be approximately 22 percent of Pengrowth’s sales for 2009.
G&A expenses per boe are expected to increase slightly in 2009 when compared to 2008. On a per boe basis, G&A is anticipated to be approximately $2.37 for the full year of 2009, including non-cash G&A and anticipated management fees of approximately $0.21 per boe.
The total capital program of $215 million is a reduction of expenditures of approximately 47 percent compared with 2008 full year expenditure of $402 million. Included in the 2009 capital program is $20 million for the oilsands pilot project at Lindbergh and $6 million in office premises and information technology (IT) capital.
Pengrowth expects to spend approximately $29 million for 2009 on remediation and abandonment, excluding contributions to remediation trust funds.
CURRENT GLOBAL ECONOMIC CONDITIONS
Towards the end of 2008, the global economic environment deteriorated rapidly and resulted in a very challenging time for commodity prices, the capital markets and equity values. This deterioration could negatively affect Pengrowth as continued uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions. The dramatic decreases in commodity prices since highs reached in the summer of 2008 negatively impacts operating cash flow and future borrowing capacity. This uncertainty may also impair Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed.
Pengrowth’s guidance on the capital expenditure program for 2009 is focused on reducing risk and repositioning the Trust to adjust to current market conditions. Pengrowth continues to maintain a strong mix of both conventional and non-conventional assets and a solid overall financial structure. Management and the Board of Directors will continue to evaluate both capital expenditures and distribution levels within the context of economic and commodity price outlooks.
RECENT ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2008, Pengrowth adopted new Canadian accounting standards related to capital disclosures. The new standards require disclosure about Pengrowth’s objectives, policies and processes for managing capital. Refer to Note 19 in the notes to the consolidated financial statements.
Effective January 1, 2008, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments disclosure and presentation. The new standards require additional disclosures regarding the nature and extent of the risks associated with financial instruments and how those risks are managed. The presentation standards for financial instruments under the new handbook section did not change significantly from the previous standards. Refer to Note 20 in the notes to the consolidated financial statements.
On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual periods beginning on or after January 1, 2011. At this time, the impact on Pengrowth’s future financial position and results of operations is not reasonably determinable or estimable.
Pengrowth commenced its IFRS conversion project in 2008 and has established a formal governance structure. This structure includes a full time IFRS Project Coordinator, a steering committee consisting of senior members of the finance team on an ongoing basis and also includes information technology, treasury and operations personnel. Regular reporting is provided to senior management and to the Audit Committee of the Board of Directors. Pengrowth has also engaged an external expert advisory firm.
Pengrowth’s project consists of four phases: diagnostic; design and planning; solution development; and implementation. Pengrowth has completed the diagnostic phase, which involved a high level review of the major differences between Canadian GAAP and IFRS, and identification of potential information systems and process changes. Currently, Pengrowth has determined that the areas of accounting difference with the highest potential impact are accounting for exploration and development activities including classification of exploration and evaluation expenditures, depletion and impairment of capital assets, business combination accounting and asset retirement obligation accounting.
PENGROWTH 2008 | MD&A 33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Pengrowth is currently engaged in the design and planning and solution development phases of our project, working with issue-specific teams to focus on generating options and making recommendations in the identified areas. During the design and planning phase, Pengrowth has initiated training for key personnel and has been involved in documenting the high impact areas identified, including an analysis of discussions with its external advisors and auditors. The impact on disclosure controls and internal controls over financial reporting will also be determined.
In September 2008, the International Accounting Standards Board issued an exposure draft to amend IFRS 1 in respect of property plant and equipment as at the date of initial transition to IFRS. That exposure draft, if adopted, would permit issuers currently using the full cost method of accounting to allocate the balance of property plant and equipment (as determined under Canadian GAAP) to the IFRS categories of exploration and evaluation assets and development and producing properties without significant adjustment arising from the retroactive adoption of IFRS. If the exposure draft becomes part of IFRS, Pengrowth intends to use the exemption provided therein.
Pengrowth is also monitoring the development of guidance on how to apply IFRS to oil and gas exploration and development activities. This guidance is being prepared by a committee of the Canadian Association of Petroleum Producers. Members of Pengrowth’s IFRS Steering Committee have been involved in the development of this guidance. Pengrowth will also be monitoring the IFRS adoption efforts of many of its peers and will participate in any related processes, as appropriate.
New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted. The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date. The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows. Pengrowth has not determined if it will adopt this standard earlier than the required date.
New Canadian accounting recommendations related to goodwill and intangible assets have been issued which establish standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. These recommendations are effective for years beginning on or after October 1, 2008. Pengrowth does not expect these recommendations to have a material impact on the financial position, results of operations or cash flows.
DISCLOSURE CONTROLS AND PROCEDURES
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements that require both the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) to assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The CEO, James S. Kinnear, and the CFO, Christopher G. Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the period ending December 31, 2008. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2008, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
34 MD&A | PENGROWTH 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
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
INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada and reconciling to accounting principles generally accepted in the U.S. for note disclosure purposes. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.
The effectiveness of internal control over financial reporting as of December 31, 2008 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included with our audited consolidated financial statements for the year ended December 31, 2008.
PENGROWTH 2008 | MD&A 35

APPENDIX C
CONSOLIDATED FINANCIAL STATEMENTS OF PENGROWTH ENERGY TRUST INCLUDING MANAGEMENT’S REPORT TO UNITHOLDERS, THE AUDITORS’ REPORTS AND NOTE 24 THEREOF WHICH INCLUDES A RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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
Chief Executive Officer

March 2, 2009
36 MANAGEMENT’S REPORT TO UNITHOLDERS | PENGROWTH 2008

AUDITOR’S REPORT
TO THE UNITHOLDERS OF PENGROWTH ENERGY TRUST
We have audited the consolidated balance sheets of Pengrowth Energy Trust (“the Trust”) as at December 31, 2008 and 2007 and the consolidated statements of income and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
March 1, 2009
PENGROWTH 2008 | AUDITOR’S REPORT 37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS OF PENGROWTH CORPORATION, AS ADMINISTRATOR OF PENGROWTH ENERGY TRUST AND THE UNITHOLDERS OF PENGROWTH ENERGY TRUST
We have audited Pengrowth Energy Trust (“the Trust”)’s internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Unitholders. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Trust Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Trust Accounting Oversight Board (United States). Our report dated March 1, 2009, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Calgary, Canada
March 1, 2009
38 CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

CONSOLIDATED BALANCE SHEETS
(stated in thousands of dollars)

As at December 31	2008	2007

ASSETS
Current assets
Cash and term deposits	$—	$2,017
Accounts receivable	197,131	206,583
Due from Pengrowth Management Limited	623	731
Fair value of risk management contracts (Note 20)	122,841	8,034
Future income taxes (Note 11)	—	18,751

	320,595	236,116
Fair value of risk management contracts (Note 20)	41,851	6,024
Other assets (Note 5)	42,618	24,831
Property, plant and equipment (Note 6)	4,251,381	4,306,682
Goodwill	660,896	660,598

TOTAL ASSETS	$5,317,341	$5,234,251

LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$2,631	$—
Accounts payable and accrued liabilities	260,828	239,091
Distributions payable to unitholders	87,142	111,119
Fair value of risk management contracts (Note 20)	2,706	70,846
Future income taxes (Note 11)	34,964	—
Contract liabilities (Note 7)	2,483	4,663

	390,754	425,719
Fair value of risk management contracts (Note 20)	16,021	22,613
Contract liabilities (Note 7)	9,680	12,162
Convertible debentures (Note 8)	74,915	75,030
Long term debt (Note 9)	1,524,503	1,203,236
Asset retirement obligations (Note 10)	344,345	352,171
Future income taxes (Note 11)	293,318	387,100

Trust unitholders’ equity (Note 12)
Trust Unitholders’ capital	4,588,587	4,432,737
Equity portion of convertible debentures	160	160
Contributed surplus	16,579	9,679
Deficit (Note 14)	(1,941,521)	(1,686,356)

	2,663,805	2,756,220
Commitments (Note 21)
Contingencies (Note 22)
Subsequent events (Note 23)

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$5,317,341	$5,234,251

See accompanying notes to the consolidated financial statements.
Approved on behalf of Pengrowth Energy Trust by Pengrowth Corporation, as Administrator.

Director	Director
PENGROWTH 2008 | CONSOLIDATED FINANCIAL STATEMENTS 39

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(stated in thousands of dollars)

Years ended December 31	2008	2007

REVENUES
Oil and gas sales	$1,919,049	$1,722,038
Unrealized gain (loss) on commodity risk management (Note 20)	249,899	(122,307)
Processing and other income	15,525	20,573
Royalties, net of incentives	(433,970)	(319,319)

Net revenue	1,750,503	1,300,985
EXPENSES
Operating	418,497	406,522
Transportation	12,519	12,672
Amortization of injectants for miscible floods	25,876	34,063
Interest on bank indebtedness	—	13,876
Interest on long term debt	76,304	70,416
General and administrative	58,937	55,903
Management fee	6,950	6,807
Foreign exchange loss (gain) (Note 15)	189,172	(61,857)
Depletion, depreciation and amortization	609,326	639,084
Accretion (Note 10)	28,051	25,722
Other expenses	946	2,737

	1,426,578	1,205,945

Income before taxes	323,925	95,040
Future income tax reduction (Note 11)	(71,925)	(264,612)

NET INCOME AND COMPREHENSIVE INCOME	$395,850	$359,652
Deficit, beginning of year	(1,686,356)	(1,339,407)
Distributions declared	(651,015)	(706,601)

DEFICIT, END OF YEAR	$(1,941,521)	$(1,686,356)

Net income per trust unit (Note 18)
Basic	$1.58	$1.47

Diluted	$1.58	$1.46

See accompanying notes to the consolidated financial statements.
40 CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

CONSOLIDATED STATEMENTS OF CASH FLOWS
(stated in thousands of dollars)

Years ended December 31	2008	2007

CASH PROVIDED BY (USED FOR):
OPERATING
Net income and comprehensive income	$395,850	359,652
Depletion, depreciation and accretion	637,377	664,806
Future income tax reduction (Note 11)	(71,925)	(264,612)
Contract liability amortization (Note 7)	(4,664)	(5,017)
Amortization of injectants	25,876	34,063
Purchase of injectants	(21,009)	(26,052)
Expenditures on remediation	(32,691)	(11,428)
Unrealized foreign exchange loss (gain) (Note 15)	197,159	(65,873)
Unrealized (gain) loss on commodity risk management (Note 20)	(249,899)	122,307
Trust unit based compensation (Note 13)	9,998	5,351
Other items	(1,104)	2,987
Changes in non-cash operating working capital (Note 16)	27,548	(15,840)

	912,516	800,344

FINANCING
Distributions paid (Note 14)	(674,993)	(717,562)
Bank indebtedness	2,631	(9,374)
Repayment of Accrete bank debt (Note 4)	(16,289)	—
Change in long term debt, net	148,064	674,276
Proceeds from issue of trust units	63,499	48,141

	(477,088)	(4,519)

INVESTING
Business acquisition (Note 4)	(1,128)	(923,121)
Expenditures on property, plant and equipment	(401,928)	(309,708)
Other property acquisitions	(35,938)	(9,012)
Proceeds on property dispositions	17,361	458,804
Investment in private company	(5,000)	—
Change in remediation trust funds	(9,013)	(6,950)
Change in non-cash investing working capital (Note 16)	(1,799)	(3,821)

	(437,445)	(793,808)

CHANGE IN CASH AND TERM DEPOSITS	(2,017)	2,017
CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	2,017	—

CASH AND TERM DEPOSITS AT END OF YEAR	$—	$2,017

See accompanying notes to the consolidated financial statements.
PENGROWTH 2008 | CONSOLIDATED FINANCIAL STATEMENTS 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are stated in thousands of dollars except per trust unit amounts.)
1. STRUCTURE OF THE TRUST
Pengrowth Energy Trust (the “Trust”) is an open-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and Computershare Trust Company of Canada (“Computershare”). The beneficiaries of the Trust are the holders of trust units (the “unitholders”).
The purpose of the Trust is to directly and indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities, royalty units, net profits interests and notes issued by subsidiaries of the Trust. The activities of the Corporation and its subsidiaries are financed by issuance of royalty units and interest bearing notes to the Trust and third party debt. The Trust owns all of the royalty units and 91 percent of the common shares of the Corporation. The Trust, through the royalty ownership, obtains substantially all the economic benefits of the Corporation. Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2008 and 2007, this Residual Interest, as computed, did not result in any income retained by the Corporation. The Trust acquired notes receivable and a Net Profits Interest (the “NPI agreement” or “NPI”) in Esprit Exploration Ltd. (“Esprit”) as a result of the 2006 business combination with Esprit Energy Trust (“Esprit Trust”). The NPI agreement entitles the Trust to monthly distributions from Esprit, a wholly owned subsidiary of the Trust. The monthly distribution is equal to the amount by which 99 percent of the gross revenue exceeds 99 percent of certain deductible expenditures as defined in the NPI agreement.
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
Pengrowth Management Limited (the “Manager”) has certain responsibilities for the business affairs of the Corporation and the administration of the Trust under the terms of a management agreement and defers to the Board of Directors on all matters material to the Corporation and the Trust. The management agreement expires on June 30, 2009. The Manager owns nine percent of the common shares of the Corporation, and the Manager is controlled by an officer and a director of the Corporation.
2. SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The Trust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada. The consolidated financial statements include the accounts of the Trust, and all of its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.
The Trust owns 91 percent of the shares of Corporation and, through the royalty and notes, obtains substantially all the economic benefits of Corporation. In addition, the unitholders of the Trust have the right to elect the majority of the Board of Directors of the Corporation.
42 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JOINT INTEREST OPERATIONS
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s interest in such activities.
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
Pengrowth capitalizes a portion of general and administrative costs associated with exploration activities and development of all 100 percent owned projects. In addition, general and administrative costs are capitalized to the extent of Pengrowth’s working interest in capital expenditure projects to which overhead fees can be recovered from partners. In addition, transaction costs directly attributable to successful acquisitions are also capitalized.
As a result of growth in capital spending in unproven properties in 2008, Pengrowth began to exclude the cost of acquiring and evaluating certain unproved properties from the cost base subject to depletion. Capitalized costs, including future development costs and excluding the cost of unproven properties commencing in 2008, are depleted on a unit of production method based on proved reserves before royalties as estimated by independent engineers. The effect of the change in accounting policy on prior periods was not material. The fair value of future estimated asset retirement obligations associated with properties and facilities are capitalized and included in the depletion calculation. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.
Repairs and maintenance costs are expensed as incurred.
Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.
There is a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). Initially, the carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, and the lower of cost and market of unproved properties exceeds the carrying value. A separate recoverability test is completed on major development projects. If the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves including the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.
GOODWILL
Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could suggest impairment exists. Impairment is assessed by determining the fair value of the reporting entity and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment.
INJECTANT COSTS
Injectants (mostly natural gas and ethane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of hydrocarbon injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is currently estimated as 24 months.
PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (“SOEP”).
INCOME TAXES
Pengrowth follows the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period the change occurs. Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.
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
Financial instruments are classified into one of five categories: held for trading, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities. Pengrowth has designated cash and term deposits as held for trading which are measured at fair value. Accounts receivable and due from the Manager are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds have been designated as held to maturity and held for trading based on the type of investments in the fund. Other investments included in other assets have been designated as held for trading and available for sale based on the type of investment. The available for sale securities included in other assets are recorded at cost as the investment is in a private entity whose shares are not quoted in an active market. Held to maturity investments are measured at amortized cost, held for trading investments are measured at fair value, and available for sale investments are measured at fair value, except those whose shares are not quoted in an active market. Bank indebtedness, accounts payable and accrued liabilities, distributions payable, the debt portion of convertible debentures, and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.
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
44 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The receipts or payments arising from commodity contracts are recognized as a component of oil and gas sales. Unrealized gains and losses on commodity contracts are included in the unrealized gain (loss) on commodity risk management. The difference between the interest payments on the U.K. Pound Sterling denominated debt after the foreign exchange swaps and the interest expense recorded at the average foreign exchange rate is included in foreign exchange gains (losses). Unrealized gains (losses) on these swaps are included in foreign exchange gains (losses).
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
     The amounts recorded for depletion, depreciation, amortization of injectants, goodwill, future income taxes and ARO are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s reporting units which is referenced to Pengrowth’s unit price and the premium an arm’s length party would pay to acquire all of the outstanding units. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.
NET INCOME PER TRUST UNIT
Basic net income per unit amounts are calculated using the weighted average number of units outstanding for the year. Diluted net income per unit amounts includes the dilutive effect of trust unit options, trust unit rights and DEUs using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money trust unit options and trust unit rights would be used to purchase trust units at the average price during the period. Diluted net income per unit amounts also include the dilutive effect of convertible debentures using the “if-converted” method which assumes that the convertible debentures were converted at the beginning of the period.
REVENUE RECOGNITION
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.
CASH AND TERM DEPOSITS
Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.
COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. CHANGE IN ACCOUNTING POLICIES
Effective January 1, 2008, Pengrowth adopted new Canadian accounting standards related to capital disclosures. The new standards require disclosure about Pengrowth’s objectives, policies and processes for managing capital. Refer to Note 19, Capital Disclosures.
Effective January 1, 2008, Pengrowth adopted new and revised Canadian accounting standards related to the disclosure and presentation of financial instruments. The new standards require additional disclosures regarding the nature and extent of the risks associated with financial instruments and how those risks are managed. The presentation standards for financial instruments under the new handbook section did not change significantly from the previous standards. Refer to Note 20, Financial Instruments.
On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual periods beginning on or after January 1, 2011. Pengrowth has completed the diagnostic phase, which involved a high level review of the major differences between Canadian GAAP and IFRS, and identification of potential information systems and process changes. Currently, Pengrowth has determined that the areas of accounting difference with the highest potential impact are accounting for exploration and development activities including classification of exploration and evaluation expenditures, depletion and impairment of capital assets, and business combination accounting. At this time, the impact on Pengrowth’s future financial position and results of operations is not reasonably determinable or estimable.
In September 2008, the International Accounting Standards Board issued an exposure draft to amend IFRS 1 in respect of property plant and equipment as at the date of initial transition to IFRS. That exposure draft, if adopted, would permit issuers currently using the full cost method of accounting to allocate the balance of property plant and equipment (as determined under Canadian GAAP) to the IFRS categories of exploration and evaluation assets and development and producing properties without significant adjustment arising from the retroactive adoption of IFRS. If the exposure draft becomes part of IFRS, Pengrowth intends to use the exemption provided therein.
New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted. The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date. The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed.
New Canadian accounting recommendations related to goodwill and intangible assets have been issued which establish standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. These recommendations are effective for years beginning on or after October 1, 2008. Pengrowth does not expect these recommendations to have a material impact on the financial position, results of operations or cash flows.
46 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. ACQUISITIONS

2008 ACQUISITIONS
On September 30, 2008, Pengrowth and Accrete Energy Inc. completed a business combination (the “Combination”) whereby each Accrete share was exchanged for 0.277 of a Pengrowth trust unit. As a result of the Combination, approximately 5.0 million Pengrowth trust units were issued to Accrete shareholders. The value assigned to each Pengrowth unit issued was approximately $17.95 per trust unit based on the weighted average market price of the trust units on the five days surrounding the announcement date of the Combination. In conjunction with the Combination, all of Accrete’s oil and gas properties except those in the Harmattan area were transferred to Argosy Energy Inc., an unrelated company. The Combination was accounted for as an acquisition of Accrete by Pengrowth using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

Allocation of Purchase Price:
Property, plant and equipment	$146,463
Bank debt	(16,289)
Asset retirement obligations	(2,685)
Working capital deficit	(5,548)
Future income taxes	(31,858)

$90,083

Consideration:
Pengrowth units	$89,253
Acquisition costs	830

$90,083

The estimated fair value of property and equipment was determined using an independent reserve evaluation. The future income tax liability was determined based on Pengrowth’s effective income tax rate of approximately 28 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent.
The consolidated financial statements include the results of operations and cash flows from Accrete subsequent to the closing date of September 30, 2008. Final determination of the allocation of the purchase cost to the fair values of the assets and liabilities acquired is still pending.
2007 ACQUISITIONS
On January 22, 2007 Pengrowth acquired four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips (the “CP properties”), which hold Canadian oil and natural gas properties and undeveloped land. The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of Purchase Price:
Property, plant and equipment	$1,360,491
Goodwill	62,594
Asset retirement obligations	(90,772)
Future income taxes	(305,144)

$1,027,169

Consideration:
Cash	$1,024,873
Acquisition costs	2,296

$1,027,169

PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Results of operations from the CP properties subsequent to the closing date of January 22, 2007 are included in the consolidated financial statements.
5. OTHER ASSETS

	2008	2007

Remediation trust funds (Note 10)	$27,122	$18,094
Equity investment in Monterey Exploration Ltd.	9,872	6,737
Investment in Result Energy Inc.	624	—
Investment in private corporation	5,000	—

	$42,618	$24,831

Effective February 2008, funds in the SOEP remediation trust fund were invested in an exchange traded bond fund. The SOEP remediation trust fund as at December 31, 2008 was $18.4 million (December 31, 2007 — $9.9 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. The fair value of the investments in the fund is recognized as an unrealized gain or loss in the period and included in other expense on the consolidated statements of income and deficit. For the years ended December 31, 2008 and 2007, the amount of unrealized loss related to the SOEP remediation trust fund was insignificant. As at December 31, 2008, $8.7 million (December 31, 2007 — $8.2 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized as received.
Pengrowth recorded equity income of $1.4 million for the year ended December 31, 2008 (2007 — loss of $0.3 million) to reflect Pengrowth’s proportionate share of Monterey Exploration Ltd.’s (“Monterey”) net income. During the third quarter of 2008, Monterey issued shares in a public offering in which Pengrowth did not participate. The share offering was at a deemed issue price that was greater than the book value of Monterey’s net assets at the time of the share issue resulting in Pengrowth recording a $1.8 million pre-tax dilution gain in the third quarter. The dilution gain represents the increase in Pengrowth’s pro-rata share of the net assets of Monterey. As of December 31, 2008 and 2007, Pengrowth held approximately 8 million common shares of Monterey, which is approximately 24 percent (December 31, 2007 — 32 percent) of the outstanding common shares. The equity income and dilution gain are included in other expenses on the consolidated statements of income and deficit.
In the third quarter of 2008, Pengrowth obtained 4.2 million shares of Result Energy Inc. (“Result”) valued at $2.2 million in connection with a land acquisition. The investment in Result has been designated as a held for trading investment and is recorded at fair value at the end of each period. The change in the fair value of the investment has been recorded as an unrealized gain or loss in the period and included in other expenses in the consolidated statements of income and deficit.
In the fourth quarter of 2008, Pengrowth purchased 1.0 million shares of a private corporation valued at $5.0 million. The investment has been designated as available for sale and is recorded at cost as the shares are not quoted in an active market.
48 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6. PROPERTY, PLANT AND EQUIPMENT

	2008	2007

Property, plant and equipment, at cost	$7,136,374	$6,577,484
Accumulated depletion, depreciation and amortization	(2,907,409)	(2,298,083)

Net book value of property, plant and equipment	$4,228,965	$4,279,401
Net book value of deferred injectant costs	22,416	27,281

Net book value of property, plant and equipment and deferred injectants	$4,251,381	$4,306,682

In 2008, approximately $5.8 million (2007 — $6.1 million) of general and administrative costs associated with exploration and unproven properties were capitalized. Approximately $45 million (2007 — nil) of costs to acquire and evaluate unproven properties has been excluded from depletion.
Pengrowth performed a ceiling test calculation at December 31, 2008 to assess the recoverable value of the property, plant and equipment. The oil and gas future prices and costs are based on the January 1, 2009 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices which are provided by an independent recognized valuation firm used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment at December 31, 2008.

		Foreign	Edmonton	AECO
	WTI Oil	Exchange Rate	Light Crude Oil	Gas
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/mmbtu)

2009	$57.50	0.825	$68.61	$7.58
2010	$68.00	0.850	$78.94	$7.94
2011	$74.00	0.875	$83.54	$8.34
2012	$85.00	0.925	$90.92	$8.70
2013	$92.01	0.950	$95.91	$8.95
2014	$93.85	0.950	$97.84	$9.14
2015	$95.73	0.950	$99.82	$9.34
2016	$97.64	0.950	$101.83	$9.54
2017	$99.59	0.950	$103.89	$9.75
2018	$101.59	0.950	$105.99	$9.95
Thereafter	+ 2.0 percent/yr	0.950	+ 2.0 percent/yr	+ 2.0 percent/yr
7. CONTRACT LIABILITIES
Contract liabilities are composed of the following amounts:

	2008	2007

Fixed price commodity contract	$956	$4,110
Firm transportation contracts	11,207	12,715

	12,163	16,825
Less current portion	(2,483)	(4,663)

	$9,680	$12,162

Pengrowth assumed a natural gas fixed price sales contract and firm transportation commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.
PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. CONVERTIBLE DEBENTURES
The 6.5 percent convertible unsecured subordinated debentures (the “Debentures”) mature on December 31, 2010 with interest paid semi-annually in arrears on June 30 and December 31 of each year. Each $1,000 principal amount of Debentures is convertible at the option of the holder at any time into Pengrowth trust units at a conversion price of $25.54 per unit. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009.
The Debentures have been classified as debt, net of the fair value of the conversion feature which is included in equity at the date they were assumed in a business combination. The fair value of the conversion feature was calculated using an option pricing model. The debt premium is being amortized over the term of the Debentures. The amortization of the debt premium and the interest paid are recorded as interest. If the Debentures are converted into trust units, the portion of the value of the conversion feature within Trust Unitholders’ Equity will be reclassified to trust units along with the principal amount converted. As of December 31, 2008 and 2007, Debentures with a face value of $74.7 million remain outstanding.

	Debt	Equity	Total

Balance, December 31, 2007	$75,030	$160	$75,190
Amortization of debt premium	(115)	—	(115)

Balance, December 31, 2008	$74,915	$160	$75,075

9. LONG TERM DEBT

	2008	2007

U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$182,180	$148,053
50 million at 5.47 percent due April 2013	60,727	49,351
400 million at 6.35 percent due July 2017	485,080	394,390
265 million at 6.98 percent due August 2018	321,231	—

	$1,049,218	$591,794
U.K. pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	88,285	97,444
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	—
Canadian dollar revolving credit facility borrowings	372,000	513,998

	$1,524,503	$1,203,236

Pengrowth has a committed $1.2 billion syndicated extendible revolving term credit facility. The facility is unsecured; covenant based and has a three year term maturing June 15, 2011. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. The next renewal date is June 15, 2009. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $50 million demand operating line of credit. The facilities were reduced by drawings of $372 million and by outstanding letters of credit in the amount of approximately $12 million at December 31, 2008.
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
50 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On December 1, 2005, Pengrowth closed a U.K. Pound Sterling 50 million private placement of senior unsecured notes. In a series of related risk management transactions, Pengrowth fixed the Pound Sterling to Canadian dollar exchange rate for all the semi-annual interest payments and the principal repayments at maturity. The notes have an effective rate of 5.49 percent after the risk management transactions. The notes contain the same financial maintenance covenants as the 2003 U.S. dollar denominated notes. Costs incurred in connection with issuing the notes, in the amount of $0.7 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.
On July 26, 2007, Pengrowth closed a U.S. $400 million private placement of senior unsecured notes. The notes bear interest at 6.35 percent and are due July 2017. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2.5 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.
On August 21, 2008, Pengrowth closed a U.S. $265 million private placement of senior unsecured notes. The notes bear interest at 6.98 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $1.6 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.
On August 21, 2008, Pengrowth closed a Cdn $15 million private placement of senior unsecured notes. The notes bear interest at 6.61 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually.
As of December 31, 2008, an unrealized cumulative foreign exchange loss of $66.9 million (December 31, 2007 — gain of $115.0. million) has been recognized on the U.S. dollar term notes since the date of issuance. As of December 31, 2008, an unrealized cumulative foreign exchange gain of $25.4 million (2007 — $16.1 million) has been recognized on the U.K. pound sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.
The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2009 — nil, 2010 — $182.7 million, 2011 — $372.0, 2012 — nil, 2013 — $60.9 million.
10. ASSET RETIREMENT OBLIGATIONS
The ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred, considering various factors including the annual reserves evaluation of Pengrowth’s properties from the independent reserve evaluators. Pengrowth has estimated the net present value of its ARO to be $344 million as at December 31, 2008 (2007 — $352 million), based on a total escalated future liability of $2,283 million (2007 — $2,015 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2040 and 2054. Pengrowth’s credit adjusted risk free rate of eight percent (2007 — eight percent) and an inflation rate of two percent (2007 — two percent) were used to calculate the net present value of the ARO.
The following reconciles Pengrowth’s ARO:

	2008	2007

Asset retirement obligations, beginning of period	$352,171	$255,331
Increase (decrease) in liabilities during the period related to:
Acquisitions	3,414	91,333
Dispositions	(5,663)	(35,199)
Additions	3,618	3,753
Revisions	(4,555)	22,659
Accretion Expense	28,051	25,722
Liabilities settled in the period	(32,691)	(11,428)

	$344,345	$352,171

PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Remediation trust funds
Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.
Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.
Pengrowth is required to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.52 per mcf of natural gas production and $1.04 per bbl of natural gas liquids production from SOEP.

The following summarizes Pengrowth’s trust fund contributions for 2008 and 2007 and Pengrowth’s expenditures on ARO:

Remediation Trust Funds	2008	2007

Opening balance	$18,094	$11,144

Contributions to Judy Creek Remediation Trust Fund	831	917
Contributions to SOEP Environmental Restoration Fund	8,485	6,441
Remediation funded by Judy Creek Remediation Trust Fund	(288)	(408)

Change in remediation trust funds	9,028	6,950

Closing balance	$27,122	$18,094

Expenditures on ARO	2008	2007

Expenditures on ARO not covered by the trust funds	$32,403	$11,020
Expenditures on ARO covered by the trust funds	288	408

	$32,691	$11,428

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
52 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2008	2007

Income before taxes	$323,925	$95,040
Combined federal and provincial tax rate	29.50%	32.10%

Expected income tax	95,558	30,508
Net income of the Trust	(200,998)	(123,227)
Impact of SIFT legislation	—	(71,048)
Unrealized foreign exchange (gain) loss	24,783	(9,254)
Book to tax differential on dispositions	—	(68,722)
Change in enacted tax rates	(3,745)	(59,230)
Future tax rate difference	4,175	19,679
Other including stock based compensation	1,859	16,682
Valuation allowance	6,443	—

Future income tax reduction	$(71,925)	$(264,612)

The future income tax rate in 2008 is approximately 25 percent (2007 — 25 percent) and was applied to the temporary differences compared to the federal and provincial statutory rate of approximately 29 percent for the 2008 income tax year (2007 — 32 percent).
The net future income tax liability is composed of:

	2008	2007

Future income tax assets:
Asset retirement obligation	$84,090	$85,717
Non-capital losses	117,987	68,611
Unrealized commodity loss	—	22,066
Unrealized foreign exchange loss	6,443	—
Contract liabilities	3,292	3,106

	211,812	179,500
Less: Valuation allowance	(6,443)	—

	205,369	179,500
Future income tax liabilities:
Property, plant, equipment and other assets	(491,170)	(504,319)
Unrealized commodity gain	(42,481)	—
Unrealized foreign exchange gain	—	(15,601)
Deferred partnership income	—	(27,929)

Net future tax liability	$(328,282)	$(368,349)

In calculating its future income tax liability, Pengrowth has included $462.8 million (2007 - $269.9 million) related to non-capital losses available for carryforward to reduce taxable income in future years. These losses expire between 2014 and 2028.
PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. TRUST UNITS

Pengrowth is authorized to issue an unlimited number of trust units.
Total Trust Units:

	2008		2007
	Number of		Number of
Trust Units Issued	Trust Units	Amount	Trust Units	Amount

Balance, beginning of year	246,846,420	$4,432,737	244,016,623	$4,383,993
Issued on redemption of DEUs (non-cash)(1)	238,633	2,484	2,931	55
Issued for cash on exercise of trust unit options and rights	290,363	4,274	350,615	4,006
Issued for cash under Distribution Reinvestment Plan (DRIP)	3,727,256	59,423	2,461,299	44,880
Issued for the Accrete business combination	4,973,325	89,253	—	—
Issued on redemption of Royalty Units (non-cash)	—	—	14,952	—
Trust unit rights incentive plan (non-cash exercised)	—	614	—	548
Issue costs	—	(198)	—	(745)

Balance, end of year	256,075,997	$4,588,587	246,846,420	$4,432,737

(1)	Includes 2005 DEU grants vested in 2008 with a performance multiplier of 120% and DEUs granted to retirees.
During the year ended December 31, 2008, no Class A trust units were converted to “consolidated” trust units (2007 — 9,630 Class A trust units were converted). As at December 31, 2008, 1,888 Class A trust units (2007 — 1,888) remain outstanding. All other trust units outstanding are “consolidated” trust units.
Redemption Rights
All trust units are redeemable by Computershare, as trustee, on demand by a Unitholder, when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption, at a redemption price equal to the lesser of: (i) 95 percent of the average closing price of the trust units on the market designated by the Board of Directors of the Corporation (the “Board of Directors”) for the ten days after the trust units are surrendered for redemption and (ii) the closing price of the trust units on such market on the date the trust units are surrendered for redemption. The redemption right permits Unitholders to redeem trust units for maximum proceeds of $25,000 in any calendar month provided that such limitation may be waived at the discretion of the Board of Directors. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of Royalty Units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the trust units are to be redeemed. The price of trust units as applicable, for redemption purposes is based upon the closing trading price of the Trust Units irrespective of whether the units being redeemed are Trust Units or Class A trust units.
Distribution Reinvestment Plan
Unitholders are eligible to participate in the Distribution Reinvestment Plan (“DRIP”). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of trust units traded on the TSX for the 20 trading days preceding a distribution payment date.
“At The Market” Distribution
On December 14, 2007, Pengrowth entered into an equity distribution agreement (the “Equity Distribution Agreement”) with SG Americas Securities, LLC and FirstEnergy Capital Corp. (collectively, the “Underwriters”) which will permit Pengrowth to distribute up to 25,000,000 Trust Units from time to time through the Underwriters over a period of up to 25 months from the date of the Equity Distribution Agreement (the “Equity Distribution Program”). Sales of Trust Units, if any, pursuant to the Equity
54 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Distribution Agreement will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the New York Stock Exchange or the Toronto Stock Exchange. The Trust Units will be distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution. The net proceeds of any given distribution of Trust Units will be used for development capital and general business purposes. The volume and timing of sales, if any, will be at Pengrowth’s discretion. The shelf prospectus enabling the at-the-market distribution expired in the fourth quarter of 2008. Although the Equity Distribution Agreement is still in effect, no units can be issued until a new shelf prospectus is filed. No Trust Units were issued under the Equity Distribution Program during the year ended December 31, 2008.
Contributed Surplus

	2008	2007

Balance, beginning of year	$9,679	$4,931
Trust unit rights incentive plan (non-cash expensed)	2,348	1,903
Deferred entitlement trust units (non-cash expensed)	7,650	3,448
Trust unit rights incentive plan (non-cash exercised)	(614)	(548)
Deferred entitlement trust units (non-cash exercised)	(2,484)	(55)

Balance, end of year	$16,579	$9,679

13. TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 24 million trust units, may be reserved for DEUs, rights and option grants, in aggregate, subject to a maximum of 5.5 million DEUs available for issuance pursuant to the long term incentive program.
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
Compensation expense related to DEUs is based on the fair value of the DEUs at the date of grant. The fair value of DEUs is determined using the closing trust unit price on the date of grant. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant, which has been estimated at 25 percent for officers and employees. The number of trust units awarded at the end of the vesting period is subject to certain performance conditions and fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. A performance multiplier of 100 percent was used for 2008 and 2007 grants and 150 percent for 2006 grants based on Pengrowth’s total return compared to its peer group at year end. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of trust units at the end of the vesting period, trust unitholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense related to the DEUs. The trust units are issued from treasury upon vesting.
Pengrowth recorded compensation expense of $7.6 million in 2008 (2007 — $3.4 million) related to the DEUs based on the weighted average grant date fair value of $19.49 per DEU (2007 — $20.07 per DEU). As at December 31, 2008, the amount of compensation expense to be recognized over the remaining vesting period was $8.7 million (December 31, 2007 — $6.6 million) or $8.72 per DEU (2007 - $10.71 per DEU). The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.3 years (2007 — 1.5 years).
PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2008		2007
	Number	Weighted	Number	Weighted
DEU	of DEUs	average price	of DEUs	average price

Outstanding, beginning of year	868,042	$20.13	399,568	$20.55
Granted	578,833	$17.88	451,615	$19.73
Forfeited	(158,532)	$19.54	(92,672)	$20.15
Exercised	(202,020)	$18.51	(2,931)	$20.06
Deemed DRIP	184,427	$19.70	112,462	$20.27

Outstanding, end of year	1,270,750	$19.38	868,042	$20.13

Trust Unit Rights Incentive Plan
Pengrowth has a Trust Unit Rights Incentive Plan, pursuant to which rights to acquire trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Pengrowth has not granted Trust Unit Rights to directors since 2006. Under the Rights Incentive Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter may result, at the discretion of the holder, in a reduction in the exercise price. Total price reductions calculated for 2008 were $1.01 per trust unit right (2007 — $1.14 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.
As at December 31, 2008, rights to purchase 3,292,622 trust units were outstanding (2007 — 2,250,056) that expire at various dates to November 19, 2013.

	2008		2007
	Number	Weighted	Number	Weighted
Trust Unit Rights	of rights	average price	of rights	average price

Outstanding, beginning of year	2,250,056	$17.39	1,534,241	$16.06
Granted(1)	1,703,892	$17.96	1,259,562	$19.75
Forfeited	(397,469)	$17.49	(199,822)	$14.63
Exercised	(263,857)	$14.55	(343,925)	$11.35

Outstanding, end of year	3,292,622	$16.78	2,250,056	$17.39

Exercisable, end of year	1,950,375	$16.52	1,317,296	$16.30

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
The following table summarizes information about trust unit rights outstanding and exercisable at December 31, 2008:

	Rights Outstanding			Rights Exercisable
		Weighted average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life (years)	price	exercisable	price

$10.00 to $13.99	544,386	0.3	$12.13	447,656	$11.96
$14.00 to $17.99	2,351,560	2.7	$17.40	1,128,871	$17.35
$18.00 to $22.15	396,676	0.3	$19.45	373,848	$19.46

$10.00 to $22.15	3,292,622	3.2	$16.78	1,950,375	$16.52

Compensation expense associated with the trust unit rights granted during 2008 was based on the estimated fair value of $1.68 per trust unit right (2007 — $2.04). The fair value of trust unit rights granted in 2008 was estimated at nine percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of
56 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3.9 percent, volatility of 23 percent, expected distribution yield of 14 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.
Compensation expense related to the trust unit rights in 2008 was $2.3 million (2007 — $1.9 million). As at December 31, 2008, the amount of compensation expense to be recognized over the remaining vesting period was $1.2 million (December 31, 2007 — $1.0 million) or $0.37 per trust unit right (2007 — $0.31 per trust unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 1.1 year (2007 — 0.9 year). The trust units are issued from treasury upon vesting and exercise.
Trust Unit Option Plan
Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options to purchase trust units. No new grants have been issued under the plan since November 2002. The options expire seven years from the date of grant. All trust unit options are fully vested and expensed.
As at December 31, 2008, options to purchase 1,700 trust units were outstanding (2007 — 66,318) that expire at various dates to June 28, 2009.

	2008		2007
	Number	Weighted	Number	Weighted
Trust Unit Options	of options	average price	of options	average price

Outstanding, beginning of year	66,318	$15.25	98,619	$16.12
Exercised	(26,506)	$16.43	(6,690)	$15.25
Expired	(33,042)	$13.97	(25,611)	$18.61
Cancelled	(5,070)	$17.48	—	$—

Outstanding, end of year	1,700	$14.95	66,318	$15.25

Employee Savings Plans
Pengrowth has savings plans whereby Pengrowth will match contributions by qualifying employees of one to 12 percent of their annual base salary, less any of Pengrowth’s contributions to the Group Registered Retirement Savings Plan (Group RRSP), to purchase trust units in the open market. Participants in the Group RRSP can make contributions from one to 12 percent and Pengrowth will match contributions to a maximum of six percent of their annual basic salary. Pengrowth’s share of contributions to the Trust Unit Purchase Plan and Group RRSP were $4.2 million in 2008 (2007 — $3.5 million) and $1.0 million in 2008 (2007 — $0.9 million), respectively.
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
Pengrowth has provided a $1 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2008, 432,789 trust units (2007 — 432,988) were deposited under the plan with a market value of $4.0 million (2007 — $7.6 million) and a corresponding margin loan of $4.3 million (2007 — $4.4 million).
The investment dealer has limited the total margin loan available under the plan to the lesser of $15 million or 35 percent of the market value of the units held under the plan. Pengrowth may be required to make payments or post additional letters of credit to the investment dealer as the margin loan currently exceeds the limit. Any payments made by Pengrowth would be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount Pengrowth may be required to pay at December 31, 2008 was $4.3 million (2007 — $4.4 million) however, the individual plan members are solely responsible for any margin loans and Pengrowth would only be responsible for any unpaid amounts.
PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. DEFICIT

	2008	2007

Accumulated earnings	$2,071,188	$1,675,338
Accumulated distributions declared	(4,012,709)	(3,361,694)

	$(1,941,521)	$(1,686,356)

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
Distributions paid
Actual cash distributions paid in 2008 were $675.0 million (2007 — $717.6 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.
15. FOREIGN EXCHANGE LOSS (GAIN)

	2008	2007

Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt	$181,856	$(57,820)
Unrealized foreign exchange gain on translation of U.K. pound denominated debt	(9,230)	(16,120)

	$172,626	$(73,940)
Unrealized loss on foreign exchange risk management contracts	24,533	8,067

	$197,159	$(65,873)
Realized foreign exchange (gain) loss	(7,987)	4,016

	$189,172	$(61,857)

16. OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

Cash provided by (used for):	2008	2007

Accounts receivable	$9,452	$(34,707)
Accounts payable and accrued liabilities	23,536	21,699
Due from Pengrowth Management Limited	108	(2,832)
Net working capital on acquisition	(5,548)	—

	$27,548	$(15,840)

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

Cash provided by (used for):	2008	2007

Accounts payable and capital accruals	$(1,799)	$(3,821)

CASH INTEREST PAYMENTS

	2008	2007

Interest on long term debt	$66,267	$58,192
Interest on bank indebtedness	—	13,876

	$66,267	$72,068

In 2008 interest of nil (2007 — $13.9 million) on bank indebtedness was incurred on a $600 million credit facility that Pengrowth fully repaid on July 13, 2007.
58 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. RELATED PARTY TRANSACTIONS
The Manager provides certain services pursuant to a management agreement in 2008 Pengrowth was charged nil (2007 — $0.1 million) for performance fees and $6.9 million (2007 — $6.7 million) for management fees. In addition, Pengrowth was charged $1.1 million (2007 — $1.0 million) for reimbursement of general and administrative expenses incurred by the Manager. Amounts charged by the Manager are pursuant to a management agreement approved by the unitholders. The law firm controlled by the Vice President and Corporate Secretary of the Corporation charged $1.0 million (2007 — $1.1 million) for legal and advisory services provided to Pengrowth. The fees charged by the law firm controlled by the Vice President and Corporate Secretary of the Corporation have been recorded at the exchange amount which management believes approximate the fair value. Amounts receivable or payable from or to the related parties are unsecured, non-interest bearing and have no set terms of repayment. During 2008, the Vice President and Corporate Secretary was granted 23,670 trust unit rights and 3,945 DEUs (2007 — 20,901 trust unit rights and 3,484 DEUs).
A senior officer of the Corporation is a member of the Board of Directors of Monterey, a company that Pengrowth owns approximately 24 percent of the outstanding common shares. As at December 2008, two senior officers of the Corporation directly and indirectly owned a total of 259,200 shares (2007 -230,000 shares) of Monterey. All shares have been purchased either through a new share offering marketed by an independent broker or on the open market.
18. AMOUNTS PER TRUST UNIT
The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	2008	2007

Weighted average number of trust units — basic	250,182	245,470
Dilutive effect of trust unit options, trust unit rights and DEUs	334	740

Weighted average number of trust units — diluted	250,516	246,210

In 2008, 6.2 million (2007 — 3.7 million) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.
19. CAPITAL DISCLOSURES
Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness, convertible debentures and working capital.
Pengrowth’s goal over longer periods of time is to maximize returns to the unitholders through cash distributions on a per Trust Unit basis and enhancing the value of the Trust Units. Pengrowth’s aim is to maintain sufficient financial flexibility in its capital structure to allow it to finance its capital expenditures to replace produced reserves through operating cash flows and within the company’s debt capacity while maintaining distributions at a level that provides a reasonable return to unitholders. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Throughout 2008, Pengrowth was in compliance with all financial covenants.
Pengrowth’s ability to issue trust units and convertible debt is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the SIFT tax). Pengrowth is grandfathered for the SIFT tax, however Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. The normal growth guidelines have been revised to accelerate the safe harbour amount for each of 2009 and 2010. As of December 31, 2008 Pengrowth may issue an additional $4.22 billion of equity in total for 2009 and 2010 under the safe harbour provisions. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Management monitors capital using non-GAAP financial metrics, primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and Total Debt to Total Capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants.
In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity, adjust the level of distributions paid to unitholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision made by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing EBITDA is within reasonable limits.
The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

($ thousands)	December 31,	December 31,
As at:	2008	2007

Term credit facilities	$372,000	$513,998
Senior unsecured notes	1,152,503	689,238
Working capital deficit	70,159	189,603
Convertible debentures	74,915	75,030

Total debt including convertible debentures	$1,669,577	$1,467,869

20. FINANCIAL INSTRUMENTS
Pengrowth’s financial instruments are composed of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, fair value of risk management assets and liabilities, remediation trust funds, investments in other entities, due from the manager, distributions payable to unitholders, bank indebtedness, long term debt and convertible debentures.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of financial assets and liabilities will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk, interest rate risk and equity price risk.
Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation and political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to
60 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to distributions. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the board of directors. The board of directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.
As at December 31, 2008, Pengrowth had fixed the price applicable to future production as follows:
Crude Oil:

Remaining term	Volume (bbl/d)	Reference Point		Price per bbl

Financial:
Jan 1, 2009 — Dec 31, 2009	13,000	WTI	(1)	$86.34 Cdn
Jan 1, 2010 — Dec 31, 2010	6,500	WTI	(1)	$93.19 Cdn
Jan 1, 2011 — Nov 30, 2011	500	WTI	(1)	$82.30 Cdn

(1)	Associated Cdn $/U.S.$ foreign exchange rate has been fixed
Natural Gas:

	Volume	Reference		Price per
Remaining term	(mmbtu/d)	Point		mmbtu

Financial:
Jan 1, 2009 — Dec 31, 2009	10,000	NYMEX	(1)	$8.50 Cdn
Jan 1, 2009 — Dec 31, 2009	49,760	AECO		$7.76 Cdn
Jan 1, 2009 — Dec 31, 2009	15,000	Chicago MI	(1)	$8.45 Cdn
Jan 1, 2010 — Dec 31, 2010	16,587	AECO		$8.64 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Pengrowth has designated the above commodity risk management contracts as held for trading and recorded the contracts on the balance sheet at fair value.
The fair value of the commodity risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the income statement as follows:

Commodity Risk Management Contracts	2008	2007

Current portion of unrealized risk management assets	$122,841	$8,034
Non-current portion of unrealized risk management assets	41,851	66
Current portion of unrealized risk management (liabilities)	—	(70,694)
Non-current portion of unrealized risk management (liabilities)	—	(22,613)

Total unrealized risk management (liabilities) assets at year end	$164,692	$(85,207)

	2008	2007

Total unrealized risk management (liabilities) assets at year end	$164,692	$(85,207)
Less: Unrealized risk management (liabilities) assets at beginning of year	(85,207)	37,100

Unrealized (loss) gain on risk management contracts for the year	$249,899	$(122,307)

PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Natural Gas Fixed Price Sales Contract
Pengrowth assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. At December 31, 2008, the amount Pengrowth would pay to terminate the fixed price sales contract would be $1.8 million. Details of the physical fixed price sales contract are provided below:

Remaining Term	Volume (mmbtu/d)	Price per mmbtu

Jan 1, 2009 — Apr 30, 2009	3,886	$2.40 Cdn

Commodity Price Sensitivity
Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $7.3 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $16.7 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts.
As of close December 31, 2008, the AECO spot price gas price was $6.0164/GJ and the WTI prompt month price was US$44.60 per barrel.
Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S. dollar denominated interest payments partially offset U.S. dollar denominated revenues.
Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts have been determined based on the amount Pengrowth would receive or pay to terminate the contracts at period end. As at December 31, 2008, the amount Pengrowth would pay to terminate the foreign exchange risk management contracts would be approximately $18.7 million.
Pengrowth has designated the foreign exchange risk management contracts as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the income statement as follows:

Foreign Exchange Risk Management Contracts	2008	2007

Current portion of unrealized risk management liabilities	(2,706)	(152)
Non-current portion of unrealized risk management (liabilities) assets	(16,021)	5,958

Total unrealized risk management (liabilities) assets at year end	$(18,727)	$5,806

	2008	2007

Total unrealized risk management (liabilities) assets at year end	$(18,727)	$5,806
Less: Unrealized risk management assets at beginning of year	5,806	13,873

Unrealized loss on risk management contracts for the year	$(24,533)	$(8,067)

62 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Foreign Exchange Rate Sensitivity
The following summarizes the sensitivity on pre-tax income of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity	Cdn - U.S.	Cdn - U.K.

Unrealized foreign exchange gain or loss	$8,650	$500
Unrealized foreign exchange risk management gain or loss	—	577

Interest Rate Risk
Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth has mitigated some of its exposure to interest rate risk by issuing fixed rate term notes.
Interest Rate Sensitivity
As at December 31, 2008, Pengrowth has approximately $1.5 billion of long term debt of which $372 million is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $3.7 million for the year ended December 31, 2008.
Equity Price Risk
Pengrowth has exposure to equity price risk on investments in an exchange traded bond fund related to a portion of the remediation trust fund and on its investment in Result, a publicly traded entity. Pengrowth’s exposure to equity price risk is not significant.
FAIR VALUE
The fair value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, due from manager, bank indebtedness, and distributions payable approximate their carrying amount due to the short-term nature of those instruments.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using publicly quoted market prices or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period. Investments in the SOEP remediation trust fund and Result have been designated as held for trading and are recorded at fair value which is based on the market value of the underlying investments at the balance sheet date. The Judy Creek remediation trust fund is classified as held to maturity. Fair value approximates the carrying value of the underlying investments plus the related accrued interest.
The fair value of the fixed rate term notes is determined based on the trading price of risk free government debt instruments of similar maturities, adjusted for credit risk premium. The fair value of the convertible debentures has been determined using the closing trading price of the debentures on the balance sheet date. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates.
PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The fair value of financial instruments that differ from their carrying value are as follows:

	2008		2007
As at December 31, 2008	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets
Remediation Trust Funds	$27,122	$26,948	$18,094	$18,107
Financial Liabilities
U.S. dollar denominated senior unsecured notes	$1,049,218	$1,213,723	$591,794	$627,674
Cdn dollar senior unsecured notes	$15,000	$16,075	—	—
U.K. Pound Sterling denominated unsecured notes	$88,285	$95,495	$97,444	$96,181
Convertible debentures	$74,915	$68,014	$75,030	$74,741

CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Continued uncertainty in the credit markets may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. However, given the current state of global credit markets, oil and gas companies including Pengrowth may be exposed to an increased risk of a general decline in counterparty credit worthiness. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. Pengrowth has two counterparties that individually account for more than ten percent of monthly revenues. Both counterparties are large, well-established companies supported by investment grade credit ratings.
Pengrowth considers amounts over 90 days as past due. As at December 31, 2008, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts. Management has assessed that no significant impairment issues exist. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a committed $1.2 billion term credit facility with a syndicate of seven Canadian and four foreign banks and a $50 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.
64 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

	Carrying	Contractual	within			More than
December 31, 2008	Amount	Cash Flows	1 year	1-2 years	2-5 years	5 years

Cdn dollar revolving credit facility(1)	$372,000	$393,919	$8,630	$8,630	$376,658	$—
Cdn dollar senior unsecured notes(1)	15,000	24,556	992	992	2,975	19,599
U.S. dollar denominated senior unsecured notes(1)	1,049,218	1,570,918	65,805	65,805	414,482	1,024,826
U.K. Pound Sterling denominated unsecured notes(1)	88,285	122,286	4,847	4,847	14,541	98,052
Convertible debentures(1)	74,915	84,457	4,858	79,599	—	—
Remediation trust fund payments	—	12,500	250	250	750	11,250
Foreign Exchange Risk Management Contracts Cash Outflow (Inflow)	18,727	210	30	30	90	60

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.
21. COMMITMENTS

	2009	2010	2011	2012	2013	Thereafter	Total

Operating leases	$11,098	$10,750	$9,907	$8,157	$8,176	$31,735	$79,823

Operating leases include office rent and vehicle leases
22. CONTINGENCIES
Pengrowth is sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.
23. SUBSEQUENT EVENTS
Subsequent to December 31, 2008, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties as follows:
Crude Oil:

Remaining term	Volume (bbl/d)	Reference Point		Price per bbl

Financial:
Mar 1, 2009 — Dec 31, 2009	500	WTI	(1)	$58.00 Cdn
April 1, 2009 — Dec 31, 2009	1,000	WTI	(1)	$57.78 Cdn
Jan 1, 2010 — Dec 31, 2010	5,000	WTI	(1)	$69.06 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
24. RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to United States generally accepted accounting principles (U.S. GAAP), as they apply to Pengrowth, are as follows:
(a) As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 2008, the application of the full cost ceiling test under U.S. GAAP resulted in an before-tax write-down of capitalized costs of $1,529.9 million. At December 31, 2007, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.
Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. In addition to the write-down of capitalized costs in 2008, Pengrowth had write-downs of capitalized costs in 2006, 1998 and 1997 of $114.2 million, $328.6 million and $49.8 million, respectively. In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the 2008 depletion charge by $24.7 million (2007 — $35.8 million). Depletion on a per unit of production was $20.21 per BOE (2007 — $19.83).
(b) Other comprehensive income under U.S. GAAP differs from that presented under Canadian GAAP as a result of designating a cash flow hedge at different dates under U.S. GAAP as compared to Canadian GAAP. Effective January 1, 2007, Pengrowth ceased to designate its foreign exchange swaps as a cash flow hedge of the U.K. term debt. The amount deferred in accumulated other comprehensive income pertaining to this hedging relationship when the hedge was de-designated of $2.4 million is being amortized to income over the remaining life of the foreign exchange swap of approximately nine years at the time it ceased to be designated as a hedge. The accounting treatment for this foreign exchange swap subsequent to January 1, 2007 under U.S. GAAP is consistent with the accounting treatment under Canadian GAAP.
(c) Under U.S. GAAP, securities which are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer must be classified outside of permanent equity and are to be recorded at their redemption amount at each balance sheet date with changes in redemption amount being charged to the deficit. The amount charged to the deficit representing the change in the redemption amount between balance sheet dates for the periods presented must also be disclosed. Furthermore, the balance sheet disclosure of “trust unitholders’ capital” would not be permitted and trust unitholders’ capital would be reclassified to mezzanine equity, a liability.
The trust units are redeemable at the option of the holder at a redemption price equal to the lesser of 95% of the average closing price of the trust units for the 10 trading days after the trust units have been surrendered for redemption and the closing price on the date the trust units have been surrendered for redemption. However, the total amount payable by the Trust in cash in any one calendar month is limited to a maximum of $25,000. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and gas production, which are held by the Trust at the time the trust units are to be redeemed. As a result of the significant limitation on the cash amount payable by the Trust in respect of redemptions, and that any royalty units issued would have similar characteristics of the trust units and be convertible back into trust units, the trust units have not been classified as redeemable equity for the purposes of U.S. GAAP.
(d) Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of the income tax reduction taxed at the federal level for the year ended December 31, 2008 is $319.5 million (2007 — $219.0 million). The portion of income tax reduction taxed at the provincial level is $173.8 million (2007 – $114.7 million).
As a result of changes to income trust tax legislation in 2007 that modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders, Pengrowth has recognized future income taxes on temporary differences in the trust legal entity during the period. Previously, future income taxes were recorded only on temporary differences in the corporate subsidiaries of the Trust. An additional $138.5 million future income tax reduction was recorded under U.S. GAAP in the second quarter of 2007 resulting from the tax basis of the assets in the Trust further exceeding their book basis under U.S. GAAP due to write downs of petroleum and natural gas properties and differences in the future income tax rate applicable under U.S. GAAP.
66 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(e) Additional disclosures required by SFAS 123 (revised 2004) with respect to Pengrowth’s equity incentive plans is provided below.
The intrinsic value of the DEUs, trust unit rights and trust unit options exercised was as follows:

	2008		2007
	Number	Intrinsic	Number	Intrinsic
	Exercised	Value	Exercised	Value

DEUs	202,020	$4,511	2,931	$58
Trust Unit Rights	263,857	1,271	343,925	2,837
Trust Unit Options	26,506	64	6,690	32

Total	492,383	$5,846	353,546	$2,927

The following table summarizes information about trust unit options, trust unit rights and DEUs vested and expected to vest:

	Trust Units	Trust Unit
At December 31, 2008	Options	Rights	DEUs

Number vested and expected to vest	1,700	3,158,397	1,117,550
Weighted average exercise price per unit(1)	$14.95	$16.76	$—
Aggregate intrinsic value(2)	$—	$—	$10,449
Weighted average remaining life (years)	0.5	3.20	1.4

	Trust Units	Trust Unit
At December 31, 2007	Options	Rights	DEUs

Number vested and expected to vest	66,318	2,088,505	921,480
Weighted average exercise price per unit(1)	$15.25	$17.26	$—
Aggregate intrinsic value(2)	$157	$756	$16,236
Weighted average remaining life (years)	0.8	3.3	1.5

(1)	No proceeds are received upon exercise of DEUs

(2)	Based on December 31 closing trust unit price.
The following table summarizes information about trust unit options and trust unit rights outstanding:

	Trust Units	Trust Unit
At December 31, 2008	Options	Rights	DEUs

Number exercisable(1)	1,700	1,950,375	2,209
Weighted average exercise price per unit(2)	$14.95	$16.52	$—
Aggregate intrinsic value(3)	$—	$—	$25
Weighted average remaining life (years)	0.5	2.70	—

	Trust Units	Trust Unit
At December 31, 2007	Options	Rights	DEUs

Number exercisable	66,318	1,317,296	—
Weighted average exercise price per unit(1)	$15.25	$16.30	$—
Aggregate intrinsic value(2)	$157	$1,743	$—
Weighted average remaining life (years)	0.8	3.3	—

(1)	DEUs exercisable at December 31, 2008 were granted to employees on long-term leave on vesting date. DEUs will be exercised upon return from long-term leave or termination from the plan. No DEUs were exercisable at December 31, 2007

(2)	No proceeds are received upon exercise of DEUs.

(3)	Based on December 31 closing price.
PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(f) Under Canadian GAAP, the convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete the balance to the principal due on maturity as a result of the portion allocated to equity.
Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP related to the equity portion of the debenture would not be recorded under U.S. GAAP.
(g) In July 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) was issued. FIN 48 is an interpretation of FASB Statement No 109, “Accounting for Income Taxes,” and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 was effective as of the beginning of Pengrowth’s 2007 fiscal year. The cumulative effect, if any, of applying FIN 48 was to be reported as an adjustment to the opening deficit in the year of adoption. Adoption of FIN 48 on January 1, 2007 did not have a material effect on Pengrowth’s financial statements. Interest and penalties related to uncertain tax positions, which are included in income tax expense, were not material for the years ended December 31, 2008 and December 31, 2007.
The following table summarizes the unrecognized tax benefits under FIN 48:

	2008	2007

Balance, January 1	$17,810	$—
Additions based on tax positions in the year	3,859	17,810
Decrease due to change in tax rates	(430)	—

Balance, December 31	$21,239	$17,810

The following table summarizes open taxation years, by jurisdiction:

Jurisdiction	Years

Federal	2004 — 2008
Alberta, British Columbia, Saskatchewan, and Nova Scotia	2004 — 2008

The 2004 tax examination by federal authorities is currently in progress.
Under FIN 48, unrecognized tax benefits are classified as current or long-term liabilities as opposed to future income tax liabilities. It is anticipated that no amount of the current or prior year unrecognized tax benefit will be realized in the next year. The unrecognized tax benefit, if recognized, would have a favourable impact on Pengrowth’s effective income tax rate in future periods.
(h) Fair Value Measurements In September 2006, FASB issued Statement of Financial Accounting Standard No. 157 (“SFAS 157”). FAS 157 defines fair value and establishes a framework for measuring fair value when an entity is required to use a fair value measure for recognition or disclosure purposes and expands the disclosures about fair value measurements. In February 2008, FASB issued Staff Position No 157-2 (“FSP 157-2”) which allows for a one year deferral on the implementation of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis (less frequently than annually).
Effective January 1, 2008, Pengrowth adopted SFAS 157 (as amended) for assets and liabilities measured or disclosed at fair value, with the one year deferral for non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. There was no impact on the financial position, results of operations or cash flows as a result of the adoption of SFAS 157 for financial assets and liabilities. Pengrowth has not assessed the impact of SFAS 157 on non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis.
68 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs are unadjusted quoted prices, in active markets for identical assets or liabilities at the measurement date. Level 2 inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Level 3 inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date with consideration given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2008 and December 31, 2007. The carrying value of cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, due from manager and distributions payable included in the consolidated balance sheet approximate fair value due to the short term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates. These assets and liabilities are not included in the following tables.

			Fair Value Measurements Using:
			Quoted Prices in	Significant	Significant
	Carrying		Active Markets	Other Observable	Unobservable
As at December 31, 2008	Amount	Fair Value	(Level 1)	Inputs (Level 2)	Inputs (Level 3)

Financial Assets
Remediation trust funds	$27,122	$26,948	$26,948	$—	$—
Fair value of risk management contracts	164,692	164,692	—	164,692	—
Other Assets
- Investment in Result Energy Inc	624	624	624	—	—
Financial Liabilities
U.S. dollar denominated debt	1,049,218	1,213,723	—	1,213,723	—
U.K. Pound
Sterling denominated debt	88,285	95,495	—	95,495	—
Canadian dollar denominated debt	15,000	16,074	—	16,074	—
Convertible debentures	74,915	68,014	68,014	—	—
Fair value of risk management contracts	18,727	18,727	—	18,727	—

			Fair Value Measurements Using:
			Quoted Prices in	Significant	Significant
	Carrying		Active Markets	Other Observable	Unobservable
As at December 31, 2007	Amount	Fair Value	(Level 1)	Inputs (Level 2)	Inputs (Level 3)

Financial Assets Remediation trust funds	$18,094	$18,107	$18,107	$—	$—
Fair value of risk management contracts	14,058	14,058	—	14,058	—
Financial Liabilities
U.S. dollar denominated debt	591,794	627,674	—	627,674	—
U.K. Pound Sterling denominated debt	97,444	96,181	—	96,181	—
Convertible debentures	75,030	74,741	74,741	—	—
Fair value of risk management contracts	93,459	93,459	—	93,459	—

PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LEVEL 1 FAIR VALUE MEASUREMENTS
Remediation trust funds — Investments in the SOEP remediation trust fund are recorded at fair value which is based on the market value of the underlying investments in the fund at the balance sheet date. The fair value of the Judy Creek remediation trust fund is based on the market value of the underlying investments in the fund at the balance sheet date.
Convertible debentures — The fair value of the convertible debentures has been determined using the closing trading price of the debentures on the balance sheet date.
Investment in Result Energy Inc. — The fair value of the investment in Result Energy Inc. (Result) has been determined using the closing trading price of the Result’s common shares on the balance sheet date.
LEVEL 2 FAIR VALUE MEASUREMENTS
Risk management contracts – The fair value of the risk management contracts are estimated based on the mark-to-market method of accounting, using publicly quoted market prices or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.
Foreign and Canadian dollar denominated debt — The fair value of the foreign and Canadian dollar denominated term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
(i) Under U.S. GAAP, unrealized gains or losses on commodity risk management would be included with oil and gas sales.
(j) New Accounting Pronouncements
In March 2008, FASB issued SFAS No. 161, ‘Disclosures about Derivative Instruments and Hedging activities’ (“SFAS 161”). SFAS 161 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for years beginning on or after November 15, 2008. Pengrowth has not yet determined the impact of SFAS 161 on the financial statement disclosures.
In December 2007, FASB revised SFAS No. 141, ‘Business Combinations’ (“SFAS 141R”). SFAS 141R requires an acquirer to be identified for all business combinations and applies the same method of accounting for business combinations – the acquisition method – to all transactions. In addition, transaction costs associated with acquisitions are required to be expensed. The revised statement is effective to business combinations in years beginning on or after December 31, 2008. Pengrowth expects that SFAS 141R will have a significant impact on the purchase price allocations completed after the effective date of SFAS 141R.
In December 2008, the Securities and Exchange Commission published final updated rules for disclosure of oil and gas reserves by public companies. The new rules include using the average of the commodity prices on the first day of each month of the year rather than year end pricing for impairment testing, in addition to a number of changes to reserve reporting. These changes are effective for reporting on or after January 1, 2010. For Pengrowth, these changes will take effect for the December 31, 2009 year end. Pengrowth anticipates a significant impact on the future write-downs of capitalized costs. Under the new rules, it is unlikely Pengrowth would have recorded an impairment of capitalized costs in the year ended December 31, 2008.
70 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME
The application of U.S. GAAP would have the following effect on net income as reported:
(Stated in thousands of Canadian Dollars, except per trust unit amounts)

Years ended December 31	2008	2007

Net income for the period, as reported	$395,850	$359,652
Adjustments:
Depletion and depreciation (a)	24,735	35,761
Ceiling test write-down (a)	(1,529,935)	—
Deferred foreign exchange loss	—	(242)
Amortization of discontinued hedge (b)	272	272
Non-cash interest on convertible debentures (f)	40	69
Future tax adjustments	421,369	69,040

Net (loss) income — U. S. GAAP	$(687,669)	$464,552

Other comprehensive (loss) income:
Amortization of discontinued hedge (b)	(272)	(272)

Comprehensive (loss) income — U. S. GAAP	$(687,941)	$464,280

Net (Loss) Income — U. S. GAAP — basic and diluted	$(2.75)	$1.89

CONSOLIDATED BALANCE SHEETS
The application of U.S. GAAP would have the following effect on the balance sheets as reported:
(Stated in thousands of Canadian Dollars)

		Increase
As at December 31, 2008	As Reported	(Decrease)	U. S. GAAP

Assets
Property, plant and equipment (a)	$4,251,381	$(1,751,873)	$2,499,508
Future income taxes (d)(g)	—	183,366	183,366

		$(1,568,507)

Liabilities
Convertible debentures (f)	$74,915	$80	$74,995
Future income taxes (d) (g)	328,282	(328,282)	—
Other long term liabilities (g)	—	21,239	21,239

Unitholders’ equity (c):
Accumulated other comprehensive income (b)	$—	$1,902	$1,902
Trust unitholders’ equity (a)	2,663,805	(1,263,446)	1,400,359

		$(1,568,507)

PENGROWTH 2008 | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Increase
As at December 31, 2007	As Reported	(Decrease)	U. S. GAAP

Assets
Property, plant and equipment (a)	$4,306,682	$(246,673)	$4,060,009

		$(246,673)

Liabilities
Convertible debentures (f)	$75,030	$120	$75,150
Future income taxes (d)(g)	387,100	(86,850)	300,250
Other long term liabilities (g)	—	17,810	17,810

Unitholders’ equity (c):
Accumulated other comprehensive income (b)	$—	$2,174	$2,174
Trust unitholders’ equity (a)	2,756,220	(179,927)	2,576,293

		$(246,673)

ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP
The components of accounts receivable are as follows:

As at December 31	2008	2007

Trade	$159,274	$179,253
Prepaid	37,857	27,330

	$197,131	$206,583

The components of accounts payable and accrued liabilities are as follows:

As at December 31	2008	2007

Accounts payable	$94,799	$93,180
Accrued liabilities	166,029	145,911

	$260,828	$239,091

72 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | PENGROWTH 2008

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
Subsequent to December 31, 2008 no major discovery or other favorable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES
The following table sets forth revenue and direct cost information relating to the Trust’s oil and gas producing activities for the years ended December 31.

	2008	2007

Revenue
Sales	$1,500,604	$1,422,148
Deduct
Production costs	(394,532)	(378,216)
Transportation costs	(12,519)	(12,672)
Amortization of injectant costs	(25,876)	(34,063)
Technical support and other	(23,965)	(28,306)
Depletion, depreciation and amortization	(596,176)	(603,323)

Results of operations from producing activities	$447,536	$365,568

1.	The costs in this schedule exclude corporate overhead, interest expense and other operating costs which are not directly related to producing activities.
COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES
Costs incurred in oil and gas producing activities for the years ended December 31 are as follows:

	2008	2007

Property acquisition costs
Proved	$182,401	$986,148
Unproved	—	383,355
Exploration costs	22,012	21,192
Development costs	365,304	261,866
Injectants costs	21,009	26,052

	$590,726	$1,678,613

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties.
Development and exploration costs include the costs for drilling and equipping development and exploratory wells and constructing facilities to extract, treat and gather and store oil and gas and additions to asset retirement obligations.
Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated to be 24 months.

Pengrowth capitalizes a portion of general and administrative costs associated with exploration and development activities. Transaction costs directly attributable to successful acquisitions are also capitalized.
Approximately $45.4 million (2007 — nil) of costs to acquire and evaluate unproven properties has been excluded from depletion.
CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES
The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to the Trust’s oil and gas exploration, development and producing activities at December 31 consist of:

	2008	2007

Oil and gas properties	$7,079,703	$6,534,343
Less accumulated depletion, depreciation and amortization	(4,635,531)	(2,529,218)

Net capitalized costs	$2,444,172	$4,005,125

Unproved oil and gas properties	$484,426	$1,056,851
Proven oil and gas properties	1,959,746	2,948,274

Net capitalized costs	$2,444,172	$4,005,125

OIL AND GAS RESERVE INFORMATION
All of the Trust’s proved oil, natural gas liquids, and natural gas reserves are located in Canada, primarily in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. The Trust’s proved developed and undeveloped reserves after deductions of royalties are summarized below:

NET PROVED DEVELOPED AND UNDEVELOPED RESERVES AFTER ROYALTIES

	Crude Oil	Natural
	and NGL’s	Gas
	MMbbl	Bcf

End of year 2006	102.2	491.9

Revisions of previous estimates (including infill drilling & improved recovery)	4.5	34.2
Purchase of reserves in place	20.6	133.4
Sale of reserves in place	-4.3	-79.9
Discoveries and extensions	1.1	27.1
Production	-12.6	-78.0

End of year 2007	111.5	528.7

Revisions of previous estimates (including infill drilling & improved recovery)	3.6	40.3
Purchase of reserves in place	2.6	16.1
Sale of reserves in place	0.0	-1.0
Discoveries and extensions	1.3	12.3
Production	-12.3	-71.5

End of year 2008	106.7	524.9
NET PROVED DEVELOPED RESERVES AFTER ROYALTIES

	Crude Oil	Natural
	and NGL’s	Gas
	MMbbl	Bcf

End of year 2006	84.1	453.1
End of year 2007	93.0	474.9
End of year 2008	87.9	474.4

Notes:

1.	Net after royalty reserves are the Trust’s lessor royalty, overriding royalty, and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Crown royalties are subject to change by legislation or regulation and vary depending on production rates, selling prices and potentially timing of initial production.

2.	Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and prices in effect at year end.

3.	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

4.	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

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
The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2008 was based on the following benchmark prices; Edmonton par crude oil price of $44.27/bbl and AECO natural gas price of $6.22/MMBtu. The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2007 was based on the following benchmark prices; Edmonton par crude oil price of $93.39/bbl and AECO natural gas price of $6.63/MMBtu.
STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES
The following table sets forth the standardized measure of discounted future net cash flows from projected production of the Trust’s crude oil and natural gas reserves at December 31, for the years presented.

	2008	2007

Future cash inflows	$8,843	$12,796
Future costs
Future production and development costs	(5,409)	(4,957)
Future income taxes	(635)	(2,000)

Future net cash flows	2,799	5,839
Deduct: 10% annual discount factor	(1,012)	(2,149)

Standardized measure of discounted future net cash flows	$1,787	$3,690

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES
The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for the years presented.

	2008	2007
	$MM	$MM

Future discounted net cash flow at beginning of year	3,690	3,166
Sales & transfer, net of production costs	(1,044)	(970)
Net change in sales & transfer prices	(2,406)	1,111
Development costs incurred during the period	362	271
Change in future development costs	(371)	(346)
Change due to extensions, discoveries and improved recovery	33	130
Change due to revisions (including infill drilling)	111	234
Accretion of discount	459	317
Sales of reserves in place	(4)	(303)
Purchase of reserves in place	56	983
Net change in Income Taxes	616	(895)
Changes in timing of future net cash flow and other	285	(8)

Future discounted net cash flow at end of year	1,787	3,690

Note:

1.	The schedules above are calculated using year-end prices, costs, statutory tax rates and proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

APPENDIX E
PENGROWTH ENERGY TRUST CODE OF BUSINESS CONDUCT AND ETHICS
DATED FEBRUARY 17, 2009

Pengrowth Energy Trust
CODE OF BUSINESS CONDUCT
AND ETHICS
February 17, 2009

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
It is important that Pengrowth be made aware of circumstances that may indicate possible violations of law or this Code. Pengrowth and applicable law prohibit any form of retaliation for raising concerns or reporting possible misconduct in good faith or for assisting in the investigation of possible misconduct. Any violations of this Code must be promptly reported to an appropriate person as outlined in Appendix “A”. Any Member may submit a complaint regarding a suspected violation of the Code without fear of dismissal or retaliation.
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
If a director or officer has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this policy, the matter should be discussed with the Chief Financial Officer, Lead Director or the Chairman of the Board of Directors of Pengrowth Corporation.
If an employee has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this policy, the matter should be discussed with the employee’s manager. It is recognized that there may be situations in which it is impractical or inappropriate for an employee to bring the matter to his or her manager. In these instances, employees should seek the advice of the Director, Human Resources or Pengrowth’s legal counsel.
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
Whenever a Member is in doubt about the application or interpretation of any legal requirement or has questions about whether particular circumstances may involve illegal conduct, the individual should immediately seek the advice of his or her manager or consult Pengrowth’s legal counsel.
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
Pengrowth, as well as each Member, must take all responsible steps to ensure that the requirements of this legislation are strictly met. No payments, gifts or other benefits are to be given, directly or indirectly, to foreign public officials, political parties or political candidates for the purpose of influencing government decisions in Pengrowth’s favour or for securing other improper advantages. Furthermore, no such payments are to be made to agents or other third parties in circumstances where it is likely that part or all of the payment will be passed on to a foreign public official, political party or political candidate.
There are certain types of payments to foreign public officials that are allowed under both the Canadian and U.S. legislation called “facilitation” or “facilitating” payments. These are small payments or tips requested in the context of having routine administrative actions performed by foreign public officials. Members should be aware that such payments are permissible only under very limited circumstances. Advice should be sought from Pengrowth’s legal counsel with respect to the amount and advisability of making a facilitation payment. Moreover, we must ensure that any such payments are properly recorded in accordance with Pengrowth’s accounting procedures.
Health, Safety and the Environment
Pengrowth is committed to safe and healthful working conditions for all Members and third parties, and to conducting its activities in an environmentally responsible manner consistent with the principles of sustainable development.
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
Pengrowth authorizes each of its Members to take any emergency actions that are necessary or desirable to minimize any critical health, safety or environmental problems provided those actions are consistent with Pengrowth’s philosophy and practices regarding health, safety and environmental protection.
Public Reporting
Full, fair, accurate, timely and understandable disclosure in the reports and other documents that Pengrowth files with, or submits to, the securities commissions and in its other public communications is critical for Pengrowth to maintain its good reputation, to comply with its obligations under the securities laws and to meet the expectations of its securityholders and other members of the investment community.

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
Each director and officer who is a party to a material contract or proposed material contract with Pengrowth or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Pengrowth of which he has knowledge is required to disclose in writing to the Chairman of the Board of Directors the nature and extent of the director’s or officer’s interest. The Chairman shall make any such disclosure concerning himself to the Lead Director.

Officers, employees, consultants and contractors are required to disclose to the appropriate Vice President in writing all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment. Senior management will determine whether a conflict of interest does or could exist and, if necessary, advise the person of what steps should be taken. Directors are required to disclose to the chairman of the Corporate Governance Committee (or, in the case of the chairman of the Corporate Governance Committee, to another member of the Committee) all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties as directors.
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
Members shall not accept gratuities or favours of any sort having more than a nominal value from any person, organization or group that does, or is seeking to do, business with Pengrowth or any of its affiliates or from a competitor of Pengrowth or any of its affiliates. Members should neither seek nor accept gifts, payments, services, fees, trips or accommodations, special privileges of value or loans from any person, organization or group that does, or is seeking to do, business with Pengrowth or any of its affiliates (unless they are in the business of lending, and then only on conventional terms) or from a competitor of Pengrowth or any of its affiliates. Gifts of nominal value (advertising mementos, desk calendars or pens), acceptance of hospitality or entertainment (lunch, dinner or tickets to a local sporting event) and attendance at transaction closing celebrations are acceptable, provided that acceptance of such gifts, hospitality or entertainment and closing celebrations would not reasonably be expected to create a conflict of interest. Directors should report gifts of a questionable nature to the Lead Director or Chairman of the Board of Directors and officers, employees, consultants and contractors should report gifts of a questionable nature to their superior.
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
     Directorships
Any officer or employee shall obtain the approval of the Chief Executive Officer prior to accepting a position as a director of a for-profit company or business organization. The Chief Executive Officer shall obtain the approval of the Board of Directors prior to accepting a position as a director of a for-profit company or business organization. A director shall advise the Lead Director and the Chairman of the Board of Directors prior to accepting a position as a director of a for-profit company or business organization.
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
Pengrowth has adopted the following rule in respect of trading in securities of Pengrowth by its Members:
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
Pengrowth encourages Members to be securityholders in Pengrowth as one way to more tangibly link shareholder interests with those of the Members. However, Members possessing inside information are expected to show integrity and use proper judgement in timing their investments. If in doubt as to the propriety of actions, the Member should seek the advice of the Chief Financial Officer. Reference should be made to the Policy on Trading in Securities of Pengrowth Energy Trust.
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
     Community Relations
In its business, Pengrowth and its Members come in contact with many members of the business and investment community, including individuals, community groups, public officials and members of the media. Pengrowth strives to maintain its good reputation in the community and therefore needs to ensure that individuals speaking on behalf of Pengrowth recognize and deal with sensitive issues in an appropriate manner. Enquiries from members of the community related to matters of a sensitive nature should be directed to the Director of Government and Public Affairs or a member of senior management. The Director of Government and Public Affairs is then required to refer the matter to either the Chief Executive Officer or Chief Financial Officer whereby such senior officers will respond on behalf of Pengrowth. Reference should also be made to the Corporate Disclosure Policy of Pengrowth Energy Trust.

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
Employee Relations and Reporting
The continued success of Pengrowth is dependent on our employees, the work they perform, the ideas they contribute, and the ability, creativity and initiative they bring to the organization.
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
Receipt of Complaints
•	Directors, officers and employees with concerns regarding an Accounting Matter may report their concerns to the chairman of the Audit Committee.

•	Directors, officers, employees, consultants or contractors with concerns regarding a Conduct Matter may report their concerns to the chairman of the Corporate Governance Committee.

•	Directors, officers and employees may report concerns regarding an Accounting Matter or a Conduct Matter on a confidential or anonymous basis to Grant Thornton LLP, at 1-888-747-7171 or usecare@GrantThornton.ca.

•	A director, officer or employee who makes an anonymous submission must be sure to provide sufficient detail to identify the concern being raised. Because the submission is made anonymously, the Audit Committee or the Corporate Governance Committee, as the case may be, will be unable to follow up if there are additional questions. The complaint should, at a minimum, contain dates, places, persons involved and witnesses such that a reasonable investigation or assessment can be conducted.
Scope of Accounting Matters Covered by These Procedures
These procedures relate to director, officer or employee complaints relating to any questionable Accounting Matters, including, without limitation, the following:

•	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of Pengrowth;

•	fraud or deliberate error in the recording and maintaining of financial records of Pengrowth;

•	deficiencies in or non-compliance with Pengrowth’s internal accounting controls;

•	misrepresentation or false statement to or by a director, officer, employee or external accountant regarding a matter contained in the financial records, financial reports or audit reports of Pengrowth; or

•	deviation from full and fair reporting of Pengrowth’s financial condition.
Treatment of Complaints
•	Grant Thornton LLP shall inform (i) the chairman of the Audit Committee of all complaints and concerns provided to it in respect of Accounting Matters; and (ii) the chairman of the Corporate Governance Committee of all complaints provided to it in respect of Conduct Matters.

•	Upon receipt of a complaint or concern, the chairman of the Audit Committee or chairman of the Corporate Governance Committee, as the case may be, will (i) determine whether or not the complaint actually pertains to an Accounting Matter or a Conduct Matter and (ii) when possible, acknowledge receipt of the complaint to the sender.

•	Complaints relating to an Accounting Matter will be reviewed by the Audit Committee, outside legal counsel or such other persons as the Audit Committee determines to be appropriate. Complaints relating to a Conduct Matter will be reviewed by the Corporate Governance Committee, outside legal counsel and such and the persons as the Corporate Governance Committee determines to be appropriate. In any case, confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

•	Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee or the Corporate Governance Committee, as the case may be.

•	Pengrowth will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any individual in the terms and conditions of employment based upon any lawful actions of such individual with respect to reporting of complaints in good faith regarding any Accounting Matter or any Conduct Matter.

•	Pengrowth will regard the making of any deliberately false or malicious allegations by an employee as a serious offence which may result in recommendations to the Board of Directors or to senior management of Pengrowth for disciplinary action including dismissal for cause and, if warranted, legal proceedings.

Reporting and Retention of Complaints and Investigations
•	The chairman of the Audit Committee and the chairman of the Corporate Governance Committee will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Audit Committee or the Corporate Governance Committee, as the case may be.
Adopted by the Board of Directors of Pengrowth Corporation, as administrator of Pengrowth Energy Trust, on February 17, 2009.

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