Form 40-F
period 2009-12-31
PENGROWTH ENERGY TRUST
filed 2010-03-09
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009       Commission File Number: 1-31253
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
Puglisi & Associates
850 Library Avenue, Suite 204
New York, Delaware 19711
(302)738-6680
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
     There were 289,834,790 Trust Units, of no par value, outstanding as of December 31, 2009.
     Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.
Yes  ☑     No  ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes  ☐     No  ☐
     This report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement on Form F-3 (File No. 333-143810) and the registrant’s Registration Statement on Form F-10 (File No. 333-158580) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT
     The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

Appendix	Documents
A	Pengrowth Energy Trust Annual Information Form for the year ended December 31, 2009.

B	Management’s Discussion and Analysis.

C	Consolidated Financial Statements of Pengrowth Energy Trust, including Management’s Report to Unitholders, the Auditors’ Reports and note 24 thereof which includes a reconciliation of the Consolidated Financial Statements to United States generally accepted accounting principles.

D	Supplemental Unaudited Disclosures about Oil and Gas Producing Activities required under United States Generally Accepted Accounting Principles.

E	Pengrowth Energy Trust Code of Business Conduct and Ethics dated November 11, 2009.
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
Certifications. See Exhibits 3, 4, 5 and 6 to this Annual Report on Form 40-F.
Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure Controls and Procedures” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Internal Control Over Financial Reporting” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditors’ Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2009, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR
None.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Thomas A. Cumming, James D. McFarland, Michael S. Parrett and A. Terence Poole.
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
ADDITIONAL DISCLOSURE
Certain disclosure regarding the corporate governance practices of the Registrant, including disclosure of the Registrant’s principal accountant fees and services, pre-approval policies and procedures, code of ethics and off-balance sheet arrangements, is included on pages 83,83,85 and 86, respectively, of the Annual Information Form contained in Appendix A. Disclosures regarding the Registrant’s contractual obligations is included on page 25 of Management’s Discussion and Analysis contained in Appendix B.
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
CONSENT TO SERVICE OF PROCESS
Form F-X signed by the Registrant and its agent for service of process has been filed with the Commission together with Form F-10 (333-158580) in connection with its securities registered on such form.
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

Date: March 8, 2010	PENGROWTH ENERGY TRUST by its Administrator PENGROWTH CORPORATION
	By:	/s/ Derek W. Evans
Derek W. Evans
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

1	Consent of Independent Registered Public Accounting Firm

2	Consent of GLJ Petroleum Consultants Ltd.

3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

APPENDIX A
PENGROWTH ENERGY TRUST ANNUAL INFORMATION FORM FOR THE YEAR
ENDED DECEMBER 31, 2009

PENGROWTH ENERGY TRUST
ANNUAL INFORMATION FORM
For the year ended December 31, 2009
March 8, 2010

Appendix A — Report on Reserves Data by Independent Qualified Reserves Evaluator on Form 51-101F2
Appendix B — Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3
Appendix C — Audit Committee Terms of Reference
Unless otherwise indicated, all of the information provided in this Annual Information Form is as at December 31, 2009.

- iii -

GLOSSARY OF TERMS AND ABBREVIATIONS
The following terms in this Annual Information Form have the meanings set forth below:
Corporate
“Board” or “Board of Directors” refers to the board of directors of the Corporation;
“Computershare” refers to Computershare Trust Company of Canada;
“Corporation” refers to Pengrowth Corporation, the administrator of the Trust;
“Credit Facility” refers to Pengrowth’s $1.2 billion extendible revolving term credit facility syndicated among eleven financial institutions;
“Debenture” refers to Pengrowth’s six and a half percent convertible unsecured subordinated debentures assumed in connection with Pengrowth’s strategic business combination with Esprit Energy Trust;
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
“Manager” refers to Pengrowth Management Limited, the manager of the Trust and the Corporation prior to July 1, 2009;
“Pengrowth”, “we”, “us” and “our” refers to the Trust and all of its wholly-owned direct and indirect subsidiary entities on a consolidated basis;
“Royalty Indenture” refers to the amended and restated royalty indenture of the Corporation, dated December 30, 2009, and supplemented on December 31, 2009;
“Royalty Unitholder” refers to a holder of Royalty Units;
“Royalty Units” refers to the royalty units of the Corporation created and issued pursuant to the Royalty Indenture;
“SIFT Legislation” refers to the Specified Investment Flow-Through legislation and has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;
“Trust” refers to Pengrowth Energy Trust;
“Trust Indenture” refers to the amended and restated trust indenture of the Trust, dated July 1, 2009;
“Trust Units” refers to the trust units of the Trust created and issued pursuant to the Trust Indenture; and
“Unitholders” refers to holders of Trust Units, class A trust units and special units, as the context requires.
Engineering
“Company Interest” is equal to Pengrowth’s gross interest plus Pengrowth’s Royalty Interest; that is, the Working Interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead;

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
“GLJ” refers to GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta;
“GLJ Report” refers to the report prepared by GLJ, dated February 5, 2010 with an effective date of December 31, 2009;
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
“Possible Reserves” are those additional reserves that are less certain to be recovered than Probable Reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated Proved plus Probable plus Possible Reserves;
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

“Reserve Life Index” refers to the number of years determined by dividing the Company Interest Total Proved Plus Probable Reserves of a property by the 2010 Company Interest estimated Total Proved Plus Probable production from such property. The reserves and the 2010 estimated production for such property come from the GLJ Report;
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
“Total Proved Plus Probable Reserves” or “P+P” means the aggregate of Proved Reserves and Probable Reserves;
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
“EOR” refers to enhanced oil recovery;
“EDGAR” refers to the Electronic Data Gathering Analysis and Retrieval System maintained by the SEC;
“GAAP” or “Canadian GAAP” refers to generally accepted accounting principles in Canada;
“$M” and “$MM” refers to thousands of dollars and millions of dollars, respectively;

“MMBtu” refers to million British thermal units;
“Mcf”, “MMcf” and “Bcf” refers to thousands of cubic feet, millions of cubic feet and billions of cubic feet, respectively;
“Mcfe” refers to thousand cubic feet of natural gas equivalent on the basis of one barrel of oil or one barrel of NGLs being equal to six Mcf of natural gas;
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
CONVERSION
In this Annual Information Form, measurements are given in standard imperial or metric units only. The following table sets forth certain standard conversions:

To Convert From	To	Multiply by

Mcf	cubic metre	28.174
bbl	cubic metre	0.159
MMBtu	gigajoule	1.0546
cubic metre	bbl	6.29
metre	feet	3.281
mile	kilometre	1.609
kilometre	mile	0.621
acre	hectare	0.405

PRESENTATION OF OUR FINANCIAL INFORMATION
Financial information in this Annual Information Form has been prepared in accordance with Canadian GAAP. Canadian GAAP differs in some significant respects from United States generally accepted accounting principles and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 24 to our audited annual consolidated financial statements for the year ended December 31, 2009, which are available on the SEDAR website at www.sedar.com and in our current Form 40-F, which is available through EDGAR at the SEC’s website at www.sec.gov.
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
Current SEC reporting requirements permit oil and gas companies to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. If this Annual Information Form was required to be prepared in accordance with U.S. disclosure requirements, the SEC’s requirements would prohibit Contingent Resources from being disclosed. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. For a description of these and additional differences between Canadian and U.S. standards of reporting reserves, see “Risk Factors — Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States”. Additional information prepared in accordance with the U.S. Financial Accounting Standards Board’s Accounting Standards Update (Extractive Activities-Oil and Gas (Topic 932)) relating to our oil and gas reserves is set forth in our current Form 40-F, which is available through EDGAR at the SEC’s website at www.sec.gov.
FORWARD-LOOKING STATEMENTS
This Annual Information Form contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Annual Information Form include, but are not limited to, benefits and synergies resulting from our corporate and asset acquisitions, business strategy and strengths, goals, focus and the effects thereof, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, production additions from our 2010 development program, remaining producing reserves lives, operating expenses, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, taxability of distributions, the impact of proposed changes to Canadian tax legislation or U.S. tax legislation, our proposed conversion to a dividend paying corporation, abandonment and reclamation costs, government royalty rates (including estimated increase in royalties paid and estimated decline in net present value of reserves and 2010 cash flows) and expiring acreage.

Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by the Trust, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; our ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; our ability to access external sources of debt and equity capital, the implementation of International Financial Reporting Standards (“IFRS”); and the implementation of greenhouse gas (“GHG”) emissions legislation. Further information regarding these factors may be found under the heading “Risk Factors” in this Annual Information Form, under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2009, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Annual Information Form are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

PENGROWTH ENERGY TRUST
Introduction
The Trust is an energy investment trust that was created under the laws of the Province of Alberta on December 2, 1988. The purpose of the Trust is to pay distributions to our Unitholders and to purchase and hold Royalty Units and other securities issued by the Corporation, its wholly-owned subsidiary, as well as other investments and to issue Trust Units to members of the public. The Corporation directly and indirectly acquires, owns and manages Working Interests and Royalty Interests in oil and natural gas properties. The head office and registered office of the Trust is located at 2100, 222 — 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4.
The Trust
The Trust is governed by the Trust Indenture. Under the Trust Indenture, the Trust has issued Trust Units and class A trust units to Unitholders. Each Trust Unit and class A trust unit represents a fractional undivided beneficial interest in the Trust. Our Unitholders receive monthly distributions as declared by the Board in respect of the royalty (“Royalty”) the Corporation pays to the holder of the Royalty Units, and in respect of investments that are held by the Trust.
The Trust holds 100 percent of the outstanding common shares in the capital of the Corporation. The Trust also holds all of the Royalty Units issued by the Corporation. The Trust holds other permitted investments, including indebtedness of the Corporation and oil and gas processing facilities. The Trust’s share of royalty income, together with any lease, interest and other income of the Trust, less general and administrative expenses, management fees, debt repayment, taxes and other expenses (provided that there is no duplication of expenses already deducted from royalty income), forms the cash to be distributed by the Trust.
The Corporation
The Corporation was created under the laws of the Province of Alberta on December 30, 1987. The name of the Corporation was changed from “Pengrowth Gas Corporation” to “Pengrowth Corporation” in 1998. The Corporation presently has 1,100 common shares issued and outstanding, all of which are owned by the Trust. These common shares do not participate in any distributions from the Corporation.
The Corporation acquires, owns and operates Working Interests and Royalty Interests in oil and natural gas properties. The Corporation invests a percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the WCSB. The Corporation has issued Royalty Units to the Trust, which entitles the Trust to receive a 99 percent share of the “royalty income” related to the oil and natural gas interests of the Corporation.
As at December 31, 2009, we had 596 permanent employees.
Prior to July 1, 2009, the Trust and the Corporation were managed by the Manager pursuant to a management agreement among the Manager, the Trust, the Corporation and Computershare, as trustee (the “Management Agreement”). On June 30, 2009, the Management Agreement expired. See “Pengrowth Energy Trust — Recent Developments — Expiry of the Management Agreement”.

Intercorporate Relationships
The following diagram illustrates our organizational structure as of January 1, 2010:
Business Strategy
Our goal over the longer term is to maximize value creation for Unitholders through reinvesting a portion of our cash flow on our oil and gas properties while continuing our cash distributions. In 2009, our business model increased the emphasis on capital reinvestment following a review of the best opportunities for value creation on our existing asset base. This value creation strategy was announced on October 1, 2009 and balances our distributions with our capital program and places an emphasis of living within Pengrowth’s cash flow. Our increased capital program focuses on Pengrowth’s short and medium term inventory of low cost, low risk resource plays that have the ability to enhance reserves and production, including utilizing new technologies, while achieving operational efficiencies and maintaining cost discipline. See “Pengrowth Energy Trust — Recent Developments — Changes to our Value Creation Strategy”. We will continue acquiring companies and assets and anticipate financing those acquisitions with a prudent combination of debt and equity. We are positioning ourselves to continue with this strategy as a dividend paying corporation after we convert from a trust in response to the SIFT Legislation.
Our operational expertise is in the Western Canadian Sedimentary Basin (“WCSB”). We rely on our expertise to partially offset production declines in our mature oil and gas properties as well as develop new production in less mature oil and gas properties. We have an advantage through our expertise in horizontal well carbonate reef multi-stage fracturing technology use, EOR technologies and waterflood optimization. Our inventory of undeveloped land and opportunities on producing properties provide future drilling opportunities for the short-term and mid-term. In the mid-term, we anticipate the development of CO2 EOR at a number of fields with the initial development at Judy Creek. In the mid-term and long-term, we anticipate developing additional unconventional resource plays for oil and gas, including the Lindbergh SAGD project and the Horn River shale gas property.
We will continue to prepare Pengrowth in 2010 for a transition into a dividend paying corporation on or before January 1, 2011. For 2010, we have established a prudent capital spending level that is higher than the previous year, but flexible in an uncertain commodity price environment. Over the long term, we will target a balance of capital spending that can maintain or modestly grow reserves on a debt adjusted per unit basis. As we address the challenges of transitioning to a dividend paying corporation and the ordinary declines in production from our existing assets through development capital projects, we will create key focus areas where the deployment of newer technology can add production and reserves in a repeatable and scalable manner.

We prioritize our development investments based on each project’s:
•	net present value of future cash flow as compared to the capital invested;

•	rate of return of future cash flows;

•	potential for continued, repeatable and scalable development; and

•	investments necessary to maintain existing facilities and wells.
Recent Developments
The following is a description of the significant developments in our business since January 1, 2009.
2010 Forecast Capital, Production and Operating Costs
On December 17, 2009, we released the details of our 2010 capital expenditure program and provided guidance on production and operating costs for 2010. Our 2010 development capital expenditure program is expected to be up to $285 million, excluding Alberta drilling credits. We will continue to monitor and adjust capital investment levels in order to ensure that we optimize value, operate within our cash flow and have the flexibility to take advantage of acquisition opportunities.
The table below describes the forecasted capital, production and operating costs for 2010:

Planned Capital Expenditures	($ millions)

Drill, Complete and Tie-In	$192
Major Projects (Lindbergh, Horn River)	28
Land and Seismic	8

Total Development Capital	$228
Facilities Maintenance	50

Total Development Capital Including Facilities	$278
Other (e.g., IT)	7

Total Capital	$285

Average Daily Production Volume (boepd)	74,000 — 76,000	(1)

Operating Costs (per boe)	$14.40	(2)

General and Administrative Costs (per boe)	$2.23	(2)

Notes:
(1)	The 2010 estimate excludes potential additions arising from acquisitions or reductions from dispositions.

(2)	Assuming production targets for 2010 are achieved.
The 2010 capital program is focused 70 percent on oil development and liquids rich gas projects, with the largest portion directed toward tight carbonate and heavy oil projects. Approximately $82 million will be spent on operated tight carbonate plays including $27 million at Carson Creek and $21 million at Judy Creek. We also plan to spend $15.5 million on our heavy oil projects, in addition to an expenditure of $15 million for our pilot SAGD oil project at Lindbergh. At our shale gas property at Horn River, $12 million has been budgeted to drill three wells in the winter of 2009 and 2010.
Our 2010 operating costs of approximately $395 million are expected to slightly increase on a year over year basis by $14 million or four percent. Although we anticipate an increase in power and labour costs, it is expected that the remainder of our other operating costs will remain stable. The anticipated increases in power and labour costs combined with an anticipated lower average production rate for 2010 has resulted in an estimated $14.40 per boe operating cost for 2010, a ten percent increase when compared to the 2009 full year amount of $13.13 per boe. We will continue to actively manage our power usage, the single largest component of our operating costs, through our power shedding and hedging programs.
Total general and administrative (“G&A”) costs are expected to increase slightly for 2010 to $2.23 per boe when compared to full year 2009 cost of $2.14 per boe due to declining production guidance for 2010 versus 2009. Included in our 2010 G&A forecast are non-cash G&A costs of approximately $0.37 per boe. Total costs associated with our anticipated conversion from a trust to a dividend paying corporation are estimated to be approximately $1 million and have been included in the 2010 G&A forecast.
The Board of Directors considered a number of factors in approving the capital budget for 2010, including anticipated cash flow from operations based upon forecast commodity prices, the level of distributions paid by the Trust, our level of indebtedness, access to capital and cost of capital. The 2010 budget relies on undistributed cash from operations to fully fund the capital program.
On January 1, 2009, the Government of Alberta implemented the new royalty framework (the “New Royalty Framework”) and the transitional royalties (the “Transitional Royalties”), which apply to wells drilled after November 18, 2008 and to production from those wells through

December 31, 2013. Approximately 74 percent of our reserves are from properties where royalties are paid to the Government of Alberta. The Alberta Government’s royalties do affect how we allocate capital as the royalties impact both the net present value and rate of return. On March 3, 2009, the Government of Alberta announced an incentive program that was initially intended to be in place for one-year but was subsequently extended on June 25, 2009 for an additional year. This program applies to wells which begin drilling on or after April 1, 2009 and before April 1, 2011. The new well royalty reduction incentive program (“NWRR”) provide a $200 per meter drilled royalty credit as well as a maximum five percent royalty rate for the first year of production. The drilling credits are limited based on a sliding scale of 2008 Alberta production. Our 2010 credit is limited to twenty percent of Alberta Crown royalties paid or an estimated credit of $40 million. The five percent royalty rate extends for one year unless 50,000 barrels of oil or 500 million cubic feet of gas is produced. In either of those instances, the five percent royalty rate ceases.
Convertible Debentures
On December 16, 2009, we announced that we would redeem the outstanding Debentures in accordance with their terms of issuance. On January 15, 2010, the Debentures were redeemed at a cash redemption price of $1,025 per $1,000 principal value for a total cost of $76,609,525, plus accrued and unpaid interest to the redemption date. The cash redemption amount was funded with incremental borrowings from the Credit Facility.
Equity Financing
On October 23, 2009, we completed a bought deal public offering of 28,847,000 Trust Units at a price of $10.40 per Trust Unit for total gross proceeds of approximately $300 million. The net proceeds of approximately $285 million were used to repay indebtedness under the Credit Facility and for general corporate purposes.
Gross Overriding Royalties Created
We created gross overriding royalties (“GORR”) on a number of properties that have approximately 8,000 boepd of production in anticipation of selling the GORR. These GORRs are effective October 1, 2009 and cause five percent of the revenue to be paid.
Result Acquisition
On October 1, 2009, we acquired all of Result Energy’s interests in the Horn River Basin for $11 million dollars. We acquired 28,842 net acres and Result’s interest in one standing wellbore.
Reduction in Distributions
A reduction in distributions from $0.17 per Trust Unit to $0.10 per Trust Unit per month was announced on February 19, 2009 commencing with the March 16, 2009 distribution. The Board of Director’s stated objective in making this reduction in distributions was exercising financial prudence in uncertain times. On October 1, 2009, we announced changes to our value creation strategy to focus on investing a larger percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the WCSB. To provide funds for our expanded capital program, while maintaining fiscal discipline, we reduced our November 16, 2009 cash distribution by 30 percent or $0.03 per Trust Unit to $0.07 per Trust Unit.
Changes to our Value Creation Strategy
On October 1, 2009, we announced changes to our value creation strategy to focus on investing a larger percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the WCSB. The following are some of the key changes that will be implemented as part of the value creation strategy:
•	Shifting internal capital expenditures on our existing high quality asset base to focus on existing low cost, low risk plays (Carson Creek, shallow gas, CBM) as well as to identify, test and develop other resource plays where repeatable, predictable and scalable results can be achieved.

•	Increasing capital expenditures as a percentage of cash flow to facilitate higher reinvestment levels on our existing assets as well as to advance longer term value of our Lindbergh, EOR and Horn River resource plays.

•	Adopting a sustainable business model where distributions plus capital expenditures are equal to cash flow.

•	Enhancing our low cost culture ensuring a high level of capital efficiency and cost discipline.

•	Reducing debt to levels more consistent with energy trust averages projected for the next 18 months.

•	Acquiring other WCSB assets with low cost, low risk, repeatable, predictable and scalable drilling opportunities.

•	Maintaining or modestly growing production and reserves on a debt adjusted per unit basis.
These changes resulted from our strategic review of the best opportunities for value creation on our existing asset base and a broader review of unconventional value creation opportunities in the WCSB.

Our track record of value creation with the drill bit since 2006, as evidenced by our low finding and development costs, and a review of our current unfunded projects, supports increased levels of capital re-investment.
Taxability of Distributions Paid to U.S. Residents
Effective July 1, 2009, the Trust elected to be treated as a corporation for U.S. federal income tax purposes. Prior to July 1, 2009, distributions paid to U.S. residents were treated as partnership distributions for U.S. federal tax purposes and were subject to a 15 percent Canadian withholding tax to the extent that such amounts represented a distribution of Pengrowth’s income. Pursuant to the Tax Act, distributions to U.S. resident Unitholders of amounts in excess of Pengrowth’s income (e.g., returns of capital) were also subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol to the Canada-U.S. Convention dated September 21, 2007 (the “Protocol”) to the Canada-United States Tax Convention, 1980 (the “Canada-U.S. Convention”), which would have increased the amount of Canadian withholding tax from 15 to 25 percent on distributions of income. The increase would have become effective on January 1, 2010. Under Article IV(7)(b) of the Protocol, U.S. resident Unitholders are denied certain of the benefits under the Canada-U.S. Convention which would otherwise reduce the withholding tax on distributions of Pengrowth’s income from 25 to 15 percent. The effect of Pengrowth’s election to be treated as a corporation is to maintain the current withholding tax rate of 15 percent and not subject its U.S. investors to an increase in the 15 percent withholding tax on their distributions starting January 1, 2010.
Expiry of the Management Agreement
The Unitholders and the Royalty Unitholders approved the Management Agreement (the “Management Agreement”) at the annual and special meetings held on June 17, 2003. Pursuant to the Management Agreement, the Manager provided advisory, management, and administrative services primarily to the Trust and the Corporation. The Management Agreement expired on June 30, 2009. On October 10, 2007, a special committee of the Board of Directors, comprised of all independent members of the Board, was formed for the purpose of advising the Board in connection with the orderly transition to a traditional corporate governance structure at the end of the term of the Management Agreement. The Management Agreement expired on June 30, 2009 and the Board and executive officers of the Corporation now have exclusive oversight over the business, assets and operations of Pengrowth. There is no ongoing relationship between Pengrowth and the Manager.
Board of Directors and Management Changes
On May 25, 2009 Derek W. Evans was appointed as the President and Chief Operating Officer and as a director of the Corporation. On September 13, 2009, we announced the appointment of Derek W. Evans as President and Chief Executive Officer of the Corporation. Mr. Evans’ appointment as Chief Executive Officer followed the retirement of James S. Kinnear as Chairman and Chief Executive Officer. Mr. Kinnear remains on the Board of Directors.
On November 11, 2009, John Zaozirny, Vice Chairman and Lead Independent Director, was appointed as the Chairman of the Board of Directors.
On January 8, 2010, we announced the appointment of James D. McFarland to the Board of Directors.
Amendments to the Trust Indenture and the Unanimous Shareholder Agreement
At our most recent annual and special meeting of Unitholders, held on June 9, 2009, Unitholders approved an extraordinary resolution authorizing certain amendments to the Trust Indenture and to the Corporation’s unanimous shareholder agreement. The purposes of such amendments are to increase the grant of responsibility and authority to the Corporation to administer the business, affairs and operations of the Trust and to amend the right of the Manager to nominate members of the board of directors of the Corporation. The amendments reflect that the Manager ceased to be the manager of the Trust upon the expiry of the Management Agreement on June 30, 2009. See “Trust Units – The Trustee”.
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
As a result, we currently anticipate converting to a dividend paying corporation on or before January 1, 2011. We believe our current structure provides value for our Unitholders and there may not be any immediate incentive to make a structural change prior to this date. This will allow us to continue to carefully manage our tax pools for future use as a dividend paying corporation.
We believe there will be an ongoing demand from investors for strong yield investments, and that a dividend paying entity is the most appropriate for our current asset base.
At-the-Market Equity Distribution Program
On December 14, 2007, we entered into an equity distribution agreement which was subsequently amended on July 10, 2009 (the “Distribution Agreement”) with SG Americas Securities, LLC and FirstEnergy Capital Corp. (collectively, the “Underwriters”) which permits us to distribute up to 25,000,000 Trust Units from time to time through the Underwriters (the “Equity Distribution Program”). Sales of Trust Units, if any, pursuant to the Distribution Agreement are made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the NYSE or the TSX. The Trust Units are distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution. A total of 901,400 Trust Units were issued under the Equity Distribution Program during the year ended December 31, 2009. The net proceeds of the distribution of Trust Units were used to repay debt, for development capital expenditures and for general business purposes. Regulatory approval permitting the distribution under the Equity Distribution Program was allowed to expire in January 2010 and may be reinstated at any time.

Historical Developments – 2007 and 2008
On September 30, 2008, we closed the acquisition of Accrete Energy Inc. for total consideration of $120 million paid by the issuance of 4,973,325 Trust Units and the assumption of $22 million of Accrete’s net liabilities. We acquired 1,900 boepd of production in the Harmattan gas field and 8.4 MMboe of P+P Company Interest reserves.
On August 21, 2008, we completed a U.S. $265 million private placement of 6.98 percent senior unsecured ten year notes to a group of U.S. investors, and a $15 million private placement of 6.61 percent senior unsecured ten year notes to a group of Canadian investors (together, the “2008 Senior Notes”). Interest on these notes is payable semi-annually.
On June 13, 2008, we amended and renewed our Credit Facility. The Credit Facility is unsecured, covenant based and has a three-year term expiring June 15, 2011. We have the option to extend the Credit Facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three-year term. In 2009, we chose not to exercise this option. In addition, we have a demand operating line of credit for working capital purposes, the size of which was increased from $35 million to $50 million as part of the June 13, 2008 amendments. As at December 31, 2009, availability under these facilities was reduced by drawings of $71 million and by outstanding letters of credit in the amount of approximately $23.2 million.
During 2007, we disposed of certain non-core assets to high-grade our portfolio. Total proceeds from dispositions during 2007 was $476 million. These transactions resulted in a decrease of 21.7 MMboe Proved and 28.4 MMboe Proved Plus Probable Reserves.
On July 26, 2007, we completed a U.S. $400 million private placement of 6.35 percent senior unsecured ten year notes (the “2007 U.S. Senior Notes”) to a group of U.S. investors. Interest on these notes is payable semi-annually.
On July 25, 2007, we filed a registration statement with the SEC to expand our distribution reinvestment and Trust Unit purchase plan (“DRIP”) to permit Unitholders resident in the United States to participate in the DRIP. The enhanced DRIP permits Unitholders to elect to reinvest their cash distributions in additional Trust Units at a five percent discount to the weighted average closing price of the Trust Units on the TSX for the 20 trading days immediately preceding the cash distribution date. In addition, pursuant to the DRIP, Unitholders may purchase additional Trust Units for cash of up to Cdn. $1,000 (U.S. $1,000) per month under the same terms.
On January 22, 2007, we closed the acquisition of entities that held certain properties from ConocoPhillips Canada for a purchase price of $1.0375 billion, prior to adjustments. This acquisition was funded through our December 8, 2006 equity offering of 24,265,000 Trust Units at a price of $19.00 per Trust Unit, which yielded total gross proceeds of $461,035,000, and from the proceeds of a $600,000,000 bridge credit facility, which has since been repaid in full. The acquisition added 64.7 MMboe of Total Proved Plus Probable Reserves and more than 375,000 acres of undeveloped lands. The acquired properties are high working interest and were a strategic fit to our existing asset base.
Trends
There are a number of business and economic factors which underlie trends in the oil and gas industry in western Canada that influence the future of our business.
Commodity prices have the most significant impact on our financial results, and have proven to be quite volatile since peak prices for oil and North American natural gas were reached in 2008. Oil prices have partially rebounded through the last half of 2009 while natural gas prices in North America have not experienced a similar recovery. At the same time, the increase in value of the Canadian dollar relative to the U.S. dollar has also reduced the reported value stated in Canadian dollars to Pengrowth of our oil and gas sales. Since our expenses are paid in Canadian dollars and commodity prices are generally US dollar denominated, the higher Canadian dollar has a negative impact on our cash flow. We have continued to hedge portions of our oil and natural gas production in order to partially insulate us from commodity price volatility. We have hedged in Canadian dollars to partially mitigate the impact of the rising Canadian dollar. We have adopted a cautious capital program in 2010 in order to maintain as much financial flexibility as possible in the face of continued commodity price uncertainty.
Our capital program for 2010 will continue to place a greater emphasis on value creation through our drilling programs. We will continue to spend capital to further our long term resource potential at Lindbergh and Horn River while looking for new areas where repeatable drilling programs can add production and reserves to complement our mature assets. With lower commodity prices and higher costs in western Canada, the Alberta and British Columbia governments introduced royalty incentive programs that include lower royalties for newly drilled wells and in Alberta a royalty credit to offset some of the drilling costs.
The deployment of newer drilling and completion technology, in particular multi-stage fractured horizontal wells, has changed the productivity and economic returns of wells in tighter geological formations. Mature assets in western Canada that were previously considered to be marginal now may have additional reserves, production and improved economics from the application of this newer technology. We also anticipate increasing our use of enhanced oil recovery technology such as hydrocarbon miscible floods, polymer injection and CO2 injection to increase the recoverable reserves from known reservoirs.
The credit and capital markets improved in 2009 allowing us to issue Trust Units for $285 million in net proceeds under a bought deal public offering of Trust Units and approximately $10 million under the Equity Distribution Program. Coupled with our intent to live within our cash flow, we are in a good position to acquire assets in western Canada. A significant number of producing properties in western Canada are expected to be sold in 2010 as larger oil and gas producers sell some of their conventional production and smaller gas-weighted producers may have difficulty funding full capital programs.
For additional information regarding our strategy in this business environment, see “Management’s Discussion and Analysis – Outlook” in our Annual Report for the year ended December 31, 2009.

PENGROWTH — OPERATIONAL INFORMATION
Principal Properties
The portfolio of properties acquired and held by us primarily includes relatively long life, oil and gas producing properties with established production profiles.
The following table summarizes our producing properties as of December 31, 2009 based on the GLJ Report using forecast prices and costs. We obtained the GLJ Report dated February 5, 2010 in respect of the oil and gas properties of Pengrowth effective December 31, 2009. The following table also contains our average daily production of oil, natural gas and NGLs for the year ended December 31, 2009.
Summary of Company Interest
at December 31, 2009(1)
(Forecast Prices and Costs)(2)

				P+P
		Remaining	Reserve	Value Before
	P+P	Reserve	Life	Tax at 10%	2009 Oil	2009 Gas	2009 NGL	2009 Total
	Reserves	Life	Index	Discount	Production	Production	Production	Production
Field	(Mboe)(4)	(years)	(years)	($MM)	(bblpd)	(MMcfpd)	(bblpd)	(boepd)(4)

Light Oil Properties
Judy Creek	34,085	50	13.4	758.3	6,221	5.3	1,899	8,998
Weyburn	21,811	48	22.1	405.1	2,653	0.0	0	2,652
Swan Hills	16,684	50	18.2	232.1	2,058	2.1	301	2,707
Carson Creek	15,749	44	14.4	264.3	2,150	4.3	247	3,110
Deer Mountain	6,000	47	20.4	105.8	576	0.1	73	672
Fenn Big Valley	5,799	50	9.6	90.5	741	4.9	78	1,639
Other(3)	30,859		10.4	619.4	6,768	6.2	386	8,190

Subtotal	130,987		13.9	2,475.5	21,166	22.9	2,984	27,969

Heavy Oil Properties
Bodo	7,603	37	11.4	139.2	1,655	1.4	0	1,889
Jenner	6,756	24	6.2	202.1	2,900	2.6	20	3,353
Tangleflags	4,667	43	7.3	72.8	2,074	0.3	0	2,117
Other(3)	4,324		7.7	64.6	929	4.3	0	1,646

Subtotal	23,350		7.9	478.7	7,559	8.6	20	9,005

Conventional Gas Properties
Olds	18,020	50	12.6	224.2	7	18.8	709	3,849
Harmattan	17,410	50	10.3	219.2	393	18.6	1,679	5,172
Carson Creek	7,920	19	4.5	198.8	40	6.6	1,126	2,262
Dunvegan	5,786	33	10.3	77.1	32	7.5	414	1,698
Quirk Creek	5,545	40	9.2	76.9	0	6.5	345	1,430
Kaybob	3,316	34	13.3	43.5	0	4.1	41	722
Blackstone	3,110	32	10.3	32.9	0	5.3	0	886
McLeod River	3,083	47	8.2	48.4	22	5.5	214	1,150
Other(3)	10,878		7.9	160.1	462	23.5	391	4,771

Subtotal	75,069		9.0	1,081.1	956	96.4	4,919	21,939

Shallow Gas Properties
Twining/Three Hills Creek	11,779	50	10.5	194.6	389	12.4	342	2,794
Coal Bed Methane	9,066	39	12.6	105.9	0	12.4	9	2,069
Monogram	6,999	40	8.8	114.5	0	15.2	0	2,533
Jenner	6,313	32	9.8	74.7	21	10.1	10	1,707
Lethbridge	2,851	47	9.2	33.4	2	6.0	0	1,005
Other(3)	13,942		9.7	163.4	300	26.6	128	4,864

Subtotal	50,950		10.1	686.6	713	82.6	489	14,971

Offshore Gas Properties
Sable Island	9,031	8	4.4	146.0	0	26.7	1,178	5,633

Subtotal	9,031		4.4	146.0	0	26.7	1,178	5,633

Oil Sands Properties
Lindbergh	6,348	16	—	17.0	0	0.0	0	0

				P+P
		Remaining	Reserve	Value Before
	P+P	Reserve	Life	Tax at 10%	2009 Oil	2009 Gas	2009 NGL	2009 Total
	Reserves	Life	Index	Discount	Production	Production	Production	Production
Field	(Mboe)(4)	(years)	(years)	($MM)	(bblpd)	(MMcfpd)	(bblpd)	(boepd)(4)

Subtotal	6,348		—	17.0	0	0.0	0	0

Total	295,734		10.6	4,884.9	30,393	237.2	9,590	79,518

Notes:

(1)	The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

(2)	Forecast prices are shown under the heading “ — Pricing Assumptions”.

(3)	All “Other” includes our Working Interests and Royalty Interests in approximately 85 other properties.

(4)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

(5)	We assess our asset portfolio by aggregating production from properties into the following categories: light oil; heavy oil; conventional gas; shallow gas and coal bed methane; offshore gas; and oil sands. Because all of the production from the properties are aggregated into one of these groups, as opposed to the actual commodities, the production and reserves by commodity reported elsewhere will be different than those reported above.
Light Oil Properties
Judy Creek
We have a 100 percent Working Interest in both the Judy Creek Beaverhill Lake Unit and the Judy Creek West Beaverhill Lake Unit (together referred to as “Judy Creek”). We also have a 54.4 percent Working Interest in the Judy Creek Gas Conservation Plant that services a number of other properties in the area including Swan Hills, Virginia Hills and South Swan Hills. Judy Creek is located approximately 200 kilometres northwest of Edmonton, Alberta and covers an area of approximately 38,300 acres. Judy Creek was discovered in 1959, placed on waterflood in 1962 and hydrocarbon miscible flood in 1985. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 34.1 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 13.4 years. Our Company Interest production for Judy Creek averaged 8,998 boepd in 2009.
2009 Development Activity
The 2009 development program included an oil producer drilled in the fourth quarter of 2008 in the northwest quadrant of “A” Pool that was completed and placed on production in January 2009. In December, three new miscible patterns in the southwest quadrant of the “A” Pool began solvent injection. Over the course of the year, nine acid fracture stimulations and three artificial-lift conversions added approximately 160 boepd.
2010 Development Activity
The 2010 capital program includes the development of a new miscible pattern. In addition, two directional oil producers will be drilled from existing suspended wellbores and one new vertical oil producer will be drilled. Follow-up oil well locations have been identified for execution pending results of the approved program. The ongoing program of well optimization will continue.
Carbon Dioxide (CO2) Pilot
The intent of the Judy Creek CO2 enhanced oil recovery pilot project is to evaluate the potential of CO2 injection to increase oil recovery and to recover hydrocarbons left behind from the hydrocarbon miscible flood. The results will provide information to us to determine the feasibility of a commercial CO2 injection. The injected fluid consists of trucked-in CO2 and acid gas. The acid gas comes from the Judy Creek Conservation Plant and consists mainly of CO2 and hydrogen sulfide (H2S). CO2 injection commenced in February of 2007 ended June 2009.

Favorable response has been evident to date with both incremental oil and hydrocarbon gas and gas liquids from the hydrocarbon miscible flood being produced. To date, 1.2 Bcf of CO2 has been injected into the 80 acre pilot pattern. This program has resulted in an additional 46 Mbbl of oil (approximately 2.3 percent of the original oil in place) and 190 MMcf of natural gas hydrocarbons being produced from the hydrocarbon miscible flood. Although CO2 injection has ended, the increased production is expected to continue and monitoring will be maintained into 2010.
Weyburn Unit
The Weyburn Unit is located in southeastern Saskatchewan, Canada. Pengrowth holds a 9.76 percent non-operated Working Interest in the Unit. The Unit produces medium sour crude oil (25-34° API) from the Midale carbonate reservoir under waterflood and a CO2 miscible flood enhanced oil recovery program. The field consists of approximately 700 production wells and 300 injection wells. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 21.8 MMboe. The Remaining Reserve Life is 48 years and the Reserve Life Index is 22.1 years. Our Company Interest production for Weyburn averaged 2,652 boepd in 2009.
2009 Development Activity
In 2009, drilling was limited to three horizontal CO2 injectors. Efforts focused on the optimization of existing wells. CO2 injection was held at 125 MMcfpd of source CO2 plus approximately 123 MMcfpd of recycled CO2, which is higher than previous years due to the addition of recycling compression in both 2008 and 2009.
2010 Development Activity
The 2010 capital program includes the drilling of two production wells, three CO2 injectors and the start-up of five new CO2 EOR patterns.
Swan Hills
The Swan Hills Unit is located near the Judy Creek field in north central Alberta. We hold a 24.01 percent non-operated Working Interest in the Swan Hills Unit No. 1. Light sour crude oil is produced from the Beaverhill Lake reservoir which has a waterflood and a hydrocarbon miscible flood EOR program. The remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 16.7 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 18.2 years. Our Company Interest production for Swan Hills averaged 2,707 boepd in 2009.
2009 Development Activity
In 2009, four new oil wells were drilled in the east margin area of the Unit, three of which were on production at year end. Three new hydrocarbon miscible flood patterns were fully developed, which included the conversion of two oil wells to injectors. Solvent injection started in all three hyrdrocarbon miscible patterns in the second half of 2009. Two of the patterns were the first to target the platform of the reef. Pattern development began in 2008. In addition, eight oil wells were recompleted.
2010 Development Activity
No drilling is planned for 2010. Hydrocarbon miscible injection will continue in 2010. One existing pattern will be re-configured to flood a previously unswept reservoir. A 40 acre pattern that has been on water injection since 2008 will be converted to a hydrocarbon miscible pattern.
Carson Creek
Carson Creek is located 160 kilometres northwest of Edmonton, Alberta and is comprised of two Pengrowth-operated Units (one oil and one gas and condensate) which cover approximately 46,200 acres. The Carson Creek North Unit (oil), in which we have an 88.6 percent Working

Interest, was discovered in 1958 and the current waterflood was initiated in 1964. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 15.7 MMboe. The Remaining Reserve Life is 44 years and the Reserve Life Index is 14.4 years. Our Company Interest production for the Carson Creek North Unit averaged 3,110 boepd in 2009.
2009 Development Activity
Our 2009 activities included ongoing geologic modeling and reservoir simulation, waterflood optimization and well workovers to improve production. Natural pool decline was entirely offset in 2009, resulting in a two percent increase in daily average rate over 2008.
2010 Development Activity
We anticipate taking advantage of regular well maintenance to enhance production from existing wells in the Carson Creek North Unit. Waterflood optimization, including several injector stimulations and a water injector conversion, are planned for 2010.
Deer Mountain Area
Deer Mountain is located 190 kilometres northwest of Edmonton, Alberta, and consists of both a Pengrowth-operated Unit, which covers approximately 6,400 acres, and four non-Unit wells. The 85.42 percent Working Interest in the Unit covers ten sections of land, and the non-Unit lands contribute an additional four sections of land with operated interests that range from 67 to 100 percent. A waterflood scheme has been operating in the Deer Mountain Unit since September 1968. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 6.0 MMboe. The Remaining Reserve Life is 47 years and the Reserve Life Index is 20.4 years. Our Company Interest production for Deer Mountain averaged 672 boepd in 2009.
2009 Development Activity
A waterflood optimization project was completed in December at Deer Mountain Unit No. 1. The response to the optimized waterflood is anticipated in the second half of 2010.
2010 Development Activity
We plan to drill two to four horizontal producers and will complete them with multi-stage fracturing. Two to three waterflood optimization workovers and acid fracture stimulation will also be implemented in 2010.
Fenn Big Valley
Fenn Big Valley is located 130 kilometres northeast of Calgary, Alberta. We have high working interests (mostly 100 percent) in several oil pools producing from the Nisku and Leduc formations. The Nisku production currently accounts for approximately 80 percent of the oil production at an average water cut of 97 percent. The field was placed on production in 1953 and has produced approximately 62 percent of the original oil in place under natural water drive. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 5.8 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 9.6 years. Our Company Interest production for Fenn Big Valley averaged 1,639 boepd in 2009.
2009 Development Activity
Our 2009 activity included four Nisku oil recompletions and reactivations as well as five Belly River/Edmonton gas recompletions.

2010 Development Activity
Our 2010 planned activities include a reactivation of a Nisku oil well and several recompletions of shallow gas wells.
Heavy Oil Properties
Bodo
The Bodo heavy oil property straddles the Alberta-Saskatchewan border near Township 35 and produces mainly 12° API oil from the McLaren formation and 15° API oil from the Lloydminster formation. We operate several batteries to treat oil, as well as a number of compressor stations to process solution and non-associated gas. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 7.6 MMboe. The Remaining Reserve Life is 37 years and the Reserve Life Index is 11.4 years. Our Company Interest production for Bodo averaged 1,889 boepd in 2009.
2009 Development Activity
We drilled one horizontal and one vertical well in the Cactus Lake Bakken pool. One horizontal well was drilled in the Bodo area as part of our successful polymer project. Injection wells were added in several areas, including Cactus Lake and East Bodo to expand the polymer area, and in South Bodo.
2010 Development Activity
A new ten well program is planned in the East Bodo area in 2010. The program will consist of seven producers and three injectors. We will convert producing wells to injection wells in East Bodo, Cactus and Cosine to improve ultimate oil recovery. The polymer flood is expected to be expanded to other portions of the pool.
Jenner
The Jenner oil property is located approximately 250 kilometres east of Calgary, Alberta. We have an average Working Interest of 94.5 percent in the north pool and an average Working Interest of 89.1 percent in the south pool. We operate all of the production within this property. Oil quality ranges from 14-20° API and is produced from Upper Mannville Sands. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 6.8 MMboe. The Remaining Reserve Life is 24 years and the Reserve Life Index is 6.2 years. Our Company Interest production for Jenner averaged 3,353 boepd in 2009.
2009 Development Activity
Our 2009 development activities included drilling two vertical oil wells and one gas well. In addition, water handling improvements were made and numerous production optimization projects were completed.
2010 Development Activity
The 2010 development activities will include the drilling of several oil wells as well as production optimization projects and further water handling improvements.
Tangleflags
Tangleflags is located in west central Saskatchewan, approximately 40 kilometres northeast of Lloydminster and produces 12° API oil mainly from the Lloydminster sands under thermal recovery process, with some cold production from other Mannville sands. We hold a 50 percent non-operating Working Interest. The thermal Tangleflags North EOR project commenced operation in the late 1980’s and a variety of well configurations have been tried. These include vertical injection with vertical production, vertical injection with horizontal production, and horizontal injection with horizontal production (i.e., steam assisted gravity drainage or SAGD). The remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 4.7 MMboe. The Remaining Reserve Life is 43 years and the Reserve Life Index is 7.3 years. Our Company Interest production for Tangleflags averaged 2,117 boepd in 2009.
2009 Development Activity
In 2009, three recompletions and five pump upgrades were completed.
2010 Development Activity
In 2010, fifteen recompletions are planned. No drilling is planned.
Conventional Gas Properties
Olds
The Olds property is our largest operated gas property, and is located 95 kilometres north of Calgary, Alberta. Our interests include 100 percent ownership in the Olds Gas Unit No. 1. In addition, we have a 75 percent average Working Interest in non-Unit reserves. The Olds Unit produces sour natural gas from the Wabamun Formation, with H2S concentrations ranging from less than one to 35 percent. The non-Unit reserves are contained within formations from the Wabamun to the Edmonton group, and are predominantly sweet natural gas. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 18.0 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 12.6 years. Our Company Interest production for Olds averaged 3,849 boepd in 2009.
We operate and own 100 percent of the sour gas processing plant at Olds, which processes both our production and third party volumes. Third party volumes represent approximately 30 percent of the total volumes processed.
2009 Development Activity
Many of the 2009 planned activities were delayed due to low commodity prices; however, one new Wabamun gas well was drilled and tied-in. A Pekisko well that was recompleted with multi-stage fracturing technology in late 2008 was brought back on-stream early in 2009 with a 250 percent production increase. A program to extinguish flare pilots in the field was implemented, resulting in fuel gas savings of 120 boepd.
2010 Development Activity
Development plans for 2010 include debottlenecking the gathering system with the installation of a new pipeline. In addition, recompletion of two to three Wabamun wells using multi-stage fracturing technology, a clean-out of a Wabamun well currently shut in, and the replacement of a corroded pipeline to another shut in well are planned.
Harmattan
The Harmattan gas field is located approximately 90 kilometres northwest of Calgary, Alberta. It is comprised of wells and pools in formations from the Cardium to the Wabamun, as well as two partner-operated Elkton Units. The production is predominantly sweet natural gas with Working Interests averaging 55 percent in the non-Unit lands and 25 percent in the Units. The Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 17.4 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 10.3 years. Our Company Interest production for Harmattan averaged 5,172 boepd in 2009.

2009 Development Activity
A successful Cardium well was drilled and field optimization resulted in production improvements of 115 boepd.
2010 Development Activity
Development plans for 2010 includes one to two Elkton infill drills, drilling a number of horizontal Cardium wells utilizing multiple stage fracturing technology and a recompletion of a Viking zone.
Carson Creek
Carson Creek is located 160 kilometers northwest of Edmonton, Alberta and is comprised of two Pengrowth-operated Units (one oil and one gas and condensate) which cover approximately 46,200 acres. The Carson Creek Beaverhill Lake Unit No. 1 (gas), in which we have a 95.1 percent Working Interest, was discovered in 1958. From 1962 to 1985, a lean gas cycling scheme to strip NGLs from the liquid-rich natural gas was operational. During this period, the lean gas was re-injected. Gas re-injection now only occurs during plant disruption. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 7.9 MMboe. The Remaining Reserve Life is 19 years and the Reserve Life Index is 4.5 years. Our Company Interest production for Carson Creek gas averaged 2,262 boepd in 2009.
We have a 95.1 percent Working Interest in the Carson Creek Gas plant, which processes the gas production.
2009 Development Activity
Development activity in 2009 consisted of drilling nine horizontal Swan Hills gas wells that proved the feasibility of horizontal stage fracturing technology in the newly delineated “C” pool. Capital cost savings were realized with each new well drilled.
2010 Development Activity
Continuation of the horizontal drilling program is planned for 2010. Six new horizontal drills have been budgeted for a program starting in the second half of the year.
Dunvegan
The partner operated Dunvegan gas field is located 430 kilometres northwest of Edmonton, Alberta in the Peace River area. We have a 10.37 percent Working Interest in the Dunvegan Gas Unit No. 1 and various interests in non-unit producing wells. The property contains over 200 producing wells and covers an area of approximately 52,600 acres. Approximately 95 percent of the Unit’s identified natural gas reserves are contained in the Mississippian Middle Debolt formation. The balance is in the Upper Debolt formation, which is being annexed to the Unit. The remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 5.8 MMboe. The Remaining Reserve Life is 33 years and the Reserve Life Index is 10.3 years. Our Company Interest production for Dunvegan averaged 1,698 boepd in 2009.
2009 Development Activity
No drilling or completion activities occurred in 2009 due to low gas prices.
2010 Development Activity
Activity in 2010 will include ten new drilling locations focusing on the Middle Debolt zone. The addition of the Upper Debolt zone to the unit is expected to be finalized in 2010.

Quirk Creek
The Quirk Creek asset is located approximately 50 kilometres southwest of Calgary, Alberta, and is comprised of several highly permeable pools contained within thrust sheets carrying Mississippian reservoirs. We hold a 68 percent Working Interest in four producing Rundle deep plate gas wells, a 31 percent Working Interest in ten producing Rundle upper plate gas wells, a 25 percent Working Interest in three producing gas wells in other zones and a 30.5 percent Working Interest in the Quirk Creek Gas Plant. Natural gas production averages nine percent sour natural gas, with associated liquids. Quirk Creek has been producing since the late 1960’s, but a new 68 percent Pengrowth Working Interest well was drilled in 2006. This was the first well drilled in 25 years and extended the structure’s potential and accounts for the excess deliverability at Quirk Creek. The remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 5.5 MMboe. The Remaining Reserve Life is 40 years and the Reserve Life Index is 9.2 years. Our Company Interest production for Quirk Creek averaged 1,430 boepd in 2009, a marked increase over 2008 as a result of the resolution of a number of equipment and design problems.
2009 Development Activity
No drilling or other subsurface development work was performed in 2009. Well capability continues to exceed plant inlet capacity.
2010 Development Activity
No drilling or other subsurface development work is planned for 2010.
Kaybob
The Kaybob Notikewin Unit No. 1 is located approximately 240 kilometres northwest of Edmonton, Alberta. We hold a 98.88 percent Working Interest in the Unit. The Kaybob Notikewin Unit No. 1 produces natural gas and NGLs from the Notikewin formation. Initial production from the Unit began in 1962. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 3.3 MMboe. The Remaining Reserve Life is 34 years and the Reserve Life Index is 13.3 years. Our Company Interest production for Kaybob averaged 722 boepd in 2009.
2009 Development Activity
No drilling activity or well tie-ins took place in 2009.
2010 Development Activity
Two field compressor installations are planned to reduce producing pressures and increase production. One gas well reactivation is planned.
Blackstone
Blackstone is located approximately 180 kilometres northwest of Red Deer, Alberta. We hold a 50 percent Working Interest in one producing conventional gas well and a 23.9 percent Working Interest in a compressor facility. The subject well was drilled into the Blackstone Beaverhill Lake A Pool and was placed on production in January 2002. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 3.1 MMboe. The Remaining Reserve Life is 32 years and the Reserve Life Index is 10.3 years. Our Company Interest production for Blackstone averaged 886 boepd in 2009.
2009 Development Activity
There was no development activity on the Blackstone property in 2009.

2010 Development Activity
No drilling is planned for 2010.
McLeod River
The McLeod River property is located approximately 110 kilometres west of Edmonton, Alberta. We hold various interests in 87 wells in the property ranging from 16.7 to 100 percent. Conventional gas is produced from the Rock Creek, Gething, Notikewin and Cardium formations. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 3.1 MMboe. The Remaining Reserve Life is 47 years and the Reserve Life Index is 8.2 years. Our Company Interest production for McLeod River averaged 1,150 boepd in 2009.
2009 Development Activity
Our 2009 development activity included two well recompletions and one well reactivation.
2010 Development Activity
The activities for 2010 will include drilling one well and recompleting five others.
Shallow Gas Properties
Twining/Three Hills Creek
The Twining/Three Hills Creek property is located 130 kilometres northeast of Calgary, Alberta. Although production is mainly gas, there is also oil production from this area. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 11.8 MMboe. The Remaining Reserve Life is 50 years and the Reserve Life Index is 10.5 years. Our Company Interest production for Twining/Three Hills Creek averaged 2,794 boepd in 2009.
2009 Development Activity
Development activity in 2009 included the drilling of one gas and three oil wells, one recompletion for oil and four recompletions for gas.
2010 Development Activity
Our 2010 development activities include drilling and recompleting Pekisko horizontal oil wells with multi-stage fracturing techniques. Five Mannville oil and gas recompletions are planned.
Coal Bed Methane (CBM)
Our CBM activity is focused in the Ghost Pine, Fenn Big Valley and Twining areas which are 100 to 160 kilometres northeast of Calgary, Alberta. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 9.1 MMboe. The Remaining Reserve Life is 39 years and the Reserve Life Index is 12.6 years. Our Company Interest CBM production averaged 2,069 boepd in 2009.
2009 Development Activity
We drilled four Horseshoe Canyon CBM wells and one Mannville CBM horizontal well. Partners drilled an additional 6.5 net wells.

2010 Development Activity
Plans for 2010 include drilling 35 Horseshoe Canyon CBM/Belly River gas wells and one Mannville CBM horizontal well.
Monogram Gas Unit
The Monogram Gas Unit is located approximately 225 kilometres southeast of Calgary, Alberta. We hold a 53.82 percent Working Interest in the partner-operated Unit. Gas production from the Unit is in the shallow Medicine Hat, Milk River and Second White Specks formations. The Monogram Unit was unitized June 1, 1975. To the end of 2009, 919 wells have been drilled. The remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 7.0 MMboe. The Remaining Reserve Life is 40 years and the Reserve Life Index is 8.8 years. Our Company Interest production for Monogram averaged 2,533 boepd in 2009.
2009 Development Activity
Our partner drilled 80 infill wells in the first quarter of 2009.
2010 Development Activity
There are no planned capital expenditures for 2010.
Jenner
The Jenner shallow gas property is located 250 kilometres east of Calgary, Alberta. Production from this property is primarily from the Milk River, Medicine Hat and Second White Specks formations within the Jenner, Atlee Buffalo and Atlee fields. We have an average Working Interest of 67.2 percent and operate the majority of the production. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 6.3 MMboe. The Remaining Reserve Life is 32 years and the Reserve Life Index is 9.8 years. Our Company Interest production for Jenner Shallow Gas averaged 1,707 boepd in 2009.
2009 Development Activity
Our 2009 development activities focused on gas well de-watering and two Belly River gas well recompletions.
2010 Development Activity
The 2010 development activities will focus on a shallow gas infill drilling program of approximately 70 wells for gas from the Milk River, Medicine Hat and Second White Specks Sands. In addition a number of wells will be re-completed.
Lethbridge
Our operations in the Lethbridge, Alberta area cover a large area and include operating over 250 wells, most of which are 100 percent Working Interest. All wells produce sweet gas from the Milk River, BFS (Barons) and Bow Island formations. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 2.9 MMboe. The Remaining Reserve Life is 47 years and the Reserve Life Index is 9.2 years. Our Company Interest production for Lethbridge averaged 1,005 boepd in 2009.
2009 Development Activity
During 2009, we performed 16 coiled tubing cleanouts and reactivated two wells.

     2010 Development Activity
The planned activities for 2010 include a continued well cleanout program.
Offshore Gas Properties
Sable Offshore Energy Project
The Sable Offshore Energy Project (“SOEP”) is located 225 kilometres off the east coast of Nova Scotia and consists of several natural gas fields and five producing platforms. We have an 8.4 percent Working Interest in SOEP. Raw gas is delivered to an onshore gas plant facility at Goldboro where the liquids are extracted and sent to the Point Tupper fractionation plant for processing. Sales gas is transported to market via the Maritimes and Northeast Pipeline. Propane and butane are shipped by both truck and rail and condensate is transported by tanker ship from the platform. SOEP has been producing since late 1999.
Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2009 are estimated to be 9.0 MMboe. The Remaining Reserve Life is 8 years and the Reserve Life Index is 4.4 years. Our Company Interest production for SOEP averaged 5,633 boepd in 2009.
     2009 Development Activity
The 2009 activities at SOEP included the successful drilling of a fourth well in the Alma field. The well was brought on production in October. A maintenance campaign was conducted in August, during which expanded living quarters were installed on the Thebaud platform and vessel inspections and repairs were completed.
     2010 Development Activity
Development activities in 2010 are expected to consist of a series of workovers for wells in the Venture field, and an expansion of the propane truck loading facilities at the Point Tupper fractionation plant. The benefits of developing small gas discoveries (Significant Discovery Licenses) close to the Sable project will be investigated.
Oil Sands Properties
Lindbergh
The Lindbergh oil sands property is located approximately 420 kilometres northeast of Calgary and 65 kilometres southwest of Cold Lake. We hold a 100 percent Working Interest in this oil sands asset where oil quality averages 11° API from the Lloydminster oil sands.
Company Interest Total Proved plus Probable Reserves at December 31, 2009 are estimated to be 6.3 MMboe. See also “—Lindbergh Oil Sands Contingent Resources”.
     2009 Development Activity
The planned drilling program was executed early in 2009 with the completion of two delineation and two observation wells. At mid year, lease continuation applications were made and accepted by Alberta Energy for the expiring portions of the oilsands leases.
     2010 Development Activity
The 2010 program includes delineation drilling and other development work to further confirm resource estimates as well as detailed engineering and procurement in preparation for development of the pilot.

Statement of Oil and Gas Reserves and Reserves Data
Disclosure of Reserves Data
The information in this section is based upon an evaluation by GLJ, prepared in accordance with NI 51-101, with an effective date of December 31, 2009 contained in the GLJ Report dated February 5, 2010, with the exception of information relating to income tax and the after tax future net revenues associated with our reserves, which we determined. The effective date of the information in this section is December 31, 2009 and the preparation date is January 15, 2010 when the final information was provided. The information in this section summarizes our oil, liquids and natural gas reserves and the net present values of future net revenue for these reserves using GLJ’s forecast prices and costs and constant prices and costs. We engaged GLJ to provide an independent evaluation of Proved Reserves and Total Proved Plus Probable Reserves and no attempt was made to evaluate Possible Reserves in the conventional properties. It is our practice to obtain an engineering report evaluating all of our Proved Reserves and Probable Reserves as at December 31 of each year. Only in respect of the Lindbergh oil sands property did GLJ evaluate Possible Reserves and Contingent Resources. All of our reserves are in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia.
The following tables set forth certain information relating to our oil and natural gas reserves and the net present value of the estimated future net revenue associated with such reserves as at December 31, 2009 contained in the GLJ Report dated February 5, 2010. These tables summarize the data contained in the GLJ Report, and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. Columns may not add due to rounding.
For the purposes of this Annual Information Form, the Probable Reserves reported for the Lindbergh oil sands property in the GLJ Report are included with the Heavy Oil reserves. See — “Lindbergh Oil Sands Reserves and Contingent Resources”.
Our future net revenues associated with the production and reserves contained in this Annual Information Form reflect the royalty programs in-place on December 31, 2009. Approximately 74 percent of our reserves are on Alberta Crown land where the Province announced in 2009 a New Well Royalty Reduction (“NWRR”) program that provides a royalty credit equal to $200 per meter drilled and a five percent royalty for the first twelve months of production, not exceeding 50,000 barrels of oil or 500 million cubic feet of gas. This NWRR program applies to wells that began drilling (spud) on or after April 1, 2009 and before March 31, 2011. There are two additional royalty programs which the Province has established: the New Royalty Framework and Transitional Royalties. The Transitional Royalties, which may be elected, applies to wells drilled after November 18, 2008 and to production through December 31, 2013. In the GLJ Report, no election for the Transitional Royalties was assumed as there was no economic advantage to make such an election.
Approximately four percent of our reserves are on British Columbia Crown Lands where the Province announced in August 2009 an oil and gas stimulus package. The stimulus package included a two percent royalty rate for all wells drilled from September 2009 through June 2010.
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

We determined the future net revenue and present value of future net revenue after income taxes after taking into account the impact of the SIFT Legislation. See “Certain Canadian Federal Income Tax Considerations — Taxation of the Trust — SIFT Legislation”. Our estimate of income tax in the foregoing analysis makes use of the following assumptions:
•	SIFT tax starting January 2011 at 27.06 percent (and 25.56 percent in 2012 and thereafter). The SIFT tax is based on the provincial allocation from the Corporation’s December 31, 2008 tax return;
•	Annual general and administration expenses at the current level;
•	Interest expense at the current level;
•	Inclusion of tax pools and deductions at the trust level as well as at the operating entity level (total tax pools of $2.9 billion);
•	Royalties paid to the Trust after allowance for capital expenses contemplated by the GLJ Report;
•	Distributions by the Trust to the Unitholders in an amount equal to the cash received by the Trust; and
•	Any such other additional deductions and adjustments as is and would be consistent with the manner in which we file and would file future tax returns. See “Canadian Income Tax Considerations”.
The net revenues estimated in the GLJ Report represent estimates of the revenues from oil and gas sales from our petroleum and natural gas properties together with an estimate of processing revenues less royalties (net of incentives), mineral taxes, field operating expenses and capital obligations. These net revenues are not the same as cash flows from operating activities reported by the Trust in its statement of cash flows. The GLJ Report does not estimate general and administrative expenses and interest.
In accordance with the requirements of NI 51-101, the Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached to this Annual Information Form as Appendices A and B, respectively.

Reserves Data (Forecast Prices and Costs)
Summary of Oil and Gas Reserves
as of December 31, 2009
(Forecast Prices and Costs) (1)

	Light and Medium Oil			Heavy Oil(2)			Natural Gas Liquids
	Company Interest	Gross Interest	Net Interest	Company Interest	Gross Interest	Net Interest	Company Interest	Gross Interest	Net Interest
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Proved Reserves
Proved Developed Producing	65,640	65,504	52,047	14,370	14,362	12,750	19,253	19,165	14,026
Proved Developed Non- Producing	804	804	556	139	139	127	1,030	1,029	769
Proved Undeveloped	16,358	16,351	12,391	1,846	1,846	1,533	1,190	1,190	795

Total Proved Reserves	82,803	82,659	64,995	16,355	16,347	14,410	21,473	21,384	15,591
Probable Reserves	29,446	29,400	22,476	11,370	11,367	9,976	8,114	8,091	5,892

Total Proved Plus Probable Reserves	112,249	112,059	87,471	27,724	27,713	24,386	29,587	29,475	21,482

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(3)
			Net				Company Interest	Gross Interest	Net Interest
	Company Interest	Gross Interest	Interest	Company Interest	Gross Interest	Net Interest	(Mboe)	(Mboe)	(Mboe)
RESERVES CATEGORY	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(3)	(3)	(3)
Proved Reserves
Proved Developed Producing	484,396	481,215	409,311	23,034	21,906	21,635	183,835	182,885	150,648
Proved Developed Non- Producing	18,490	18,322	14,460	—	—	—	5,055	5,025	3,862
Proved Undeveloped	30,360	30,359	26,463	19,263	19,184	16,325	27,665	27,644	21,851

Total Proved Reserves	533,246	529,897	450,234	42,297	41,090	37,960	216,554	215,554	176,361
Probable Reserves	170,204	169,277	140,778	11,293	11,037	10,226	79,180	78,911	63,511

Total Proved Plus Probable Reserves	703,449	699,175	591,013	53,590	52,127	48,186	295,734	294,464	239,872

Notes:

(1)	Forecast prices are shown under the heading “ — Pricing Assumptions”.

(2)	Includes 6,348 Mbbl of Company Interest heavy oil Probable Reserves for the Lindbergh oil sands property in the GLJ Report.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Summary of Net Present Value
of Future Net Revenue
as of December 31, 2009
Before and After Income Taxes
(Forecast Prices and Costs)(1)

	Before Income Taxes					Unit Value
	Discounted at (%/Year)					Before Income Tax
	0%	5%	10%	15%	20%	Discounted at 10%/Year(2)
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	$/boe	$/Mcfe
Proved Reserves
Proved Developed Producing	5,793	4,301	3,442	2,888	2,502	22.85	3.81
Proved Developed Non-Producing	162	118	93	77	66	24.11	4.02
Proved Undeveloped	1,046	571	335	203	124	15.32	2.55

Total Proved Reserves	7,002	4,989	3,870	3,168	2,691	21.94	3.66
Probable Reserves	3,141	1,641	1,015	696	510	15.99	2.66

Total Proved Plus Probable Reserves	10,143	6,630	4,885	3,865	3,202	20.36	3.39

	After Income Taxes
	Discounted at (%/Year)(3)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	5,189	3,840	3,079	2,594	2,260
Proved Developed Non-Producing	103	76	60	51	44
Proved Undeveloped	674	337	184	101	52

Total Proved Reserves	5,966	4,253	3,323	2,746	2,356
Probable Reserves	2,361	1,194	733	505	372

Total Proved Plus Probable Reserves	8,327	5,447	4,056	3,251	2,728

Notes:

(1)	Forecast prices are shown under the heading “ — Pricing Assumptions”.

(2)	Net present value of future net revenue per reserve unit values are based on our net reserves.

(3)	After tax figures were calculated assuming we would continue to be organized as a trust and would be subject to the SIFT Legislation. See “— Statement of Oil and Gas Reserves and Reserves Data — Disclosure of Reserves Data” for a description of the assumptions made in calculating the after tax figures.

Additional Information Concerning Future Net Revenue
(undiscounted)
as of December 31, 2009
(Forecast Prices and Costs)(1)

				Capital Development	Abandonment	Future Net Revenue		Future Net Revenue
	Revenue	Royalties(2)	Operating Costs	Costs	Costs(3)	Before Income Taxes	Income Tax	After Income Taxes
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves	15,658	3,031	4,853	537	235	7,002	1,035	5,967
Total Proved Plus
Probable Reserves	22,388	4,426	6,670	887	262	10,143	1,816	8,327

Notes:

(1)	Forecast prices are shown under the heading “ — Pricing Assumptions”.

(2)	Crown royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia and any freehold and over-riding royalties payable. This includes the impact of the New Royalty Framework implemented by the Government of Alberta on January 1, 2009, the optional Transitional Royalty and any drilling incentive programs currently in effect.

(3)	Includes the cost of well abandonments and abandonment of Sable Island facilities and subsea pipelines, but does not include abandonment costs for other facilities or any surface reclamation costs. See “Pengrowth — Operational Information — Additional Information Concerning Abandonment & Reclamation Costs”.
Net Present Value of Future Net Revenue
By Production Group
as of December 31, 2009
(Forecast Prices and Costs)(1)

		Future Net Revenue
		Before Income Taxes
		(discounted at
		10%/yr)	Unit Value(4)
Reserves Category	Production Group	($MM)	($/boe)	($/Mcfe)

Total Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(2)	2,015	25.86	4.31
	Heavy Oil (including solution gas and other by-products)(2)	395	24.99	4.16
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	1,374	18.00	3.00
	Coal Bed Methane	87	13.74	2.29

	Total	3,870	21.94	3.66

Total Proved Plus	Light and Medium Crude Oil (including solution gas and other by-products)(2)	2,510	24.11	4.02
Probable Reserves	Heavy Oil (including solution gas and other by-products)(2)	506	19.21	3.20
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	1,759	17.36	2.89
	Coal Bed Methane	109	13.59	2.26

	Total	4,885	20.36	3.39

Notes:

(1)	Forecast prices are shown under the heading “ — Pricing Assumptions”.

(2)	NGL’s associated with the production of solution gas are included as a by-product.

(3)	NGL’s associated with the production of natural gas are included as a by-product.

(4)	Net present value of future net revenue per reserve unit values are based on our net reserves.

Reserves Data (Constant Prices and Costs)
Summary of Oil And Gas Reserves
as of December 31, 2009
(Constant Prices and Costs)(1)

	Light and Medium Oil			Heavy Oil(2)			Natural Gas Liquids
			Net			Net			Net
	Company Interest	Gross Interest	Interest	Company Interest	Gross Interest	Interest	Company Interest	Gross Interest	Interest
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)

Proved Reserves
Proved Developed Producing	62,736	62,613	54,860	13,951	13,944	12,731	17,220	17,137	12,592
Proved Developed Non-Producing	783	783	573	139	139	132	1,048	1,047	795
Proved Undeveloped	16,080	16,072	13,543	1,841	1,841	1,634	992	992	665

Total Proved Reserves	79,599	79,467	68,976	15,931	15,924	14,498	19,260	19,175	14,052
Probable Reserves	29,807	29,764	25,625	11,269	11,266	10,609	8,532	8,511	6,234

Total Proved Plus Probable Reserves	109,405	109,231	94,601	27,200	27,190	25,106	27,792	27,686	20,286

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(3)
									Net
			Net				Company Interest		Interest
	Company Interest	Gross Interest	Interest	Company Interest	Gross Interest	Net Interest	(Mboe)	Gross Interest	(Mboe)
Reserves Category	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(3)	(Mboe) (3)	(3)

Proved Reserves
Proved Developed Producing	413,139	410,444	361,187	20,546	19,464	19,336	166,188	165,345	143,603
Proved Developed Non-Producing	16,666	16,528	13,505	—	—	—	4,748	4,723	3,752
Proved Undeveloped	11,896	11,894	10,538	12,780	12,731	10,810	23,025	23,008	19,400

Total Proved Reserves	441,701	438,866	385,230	33,326	32,195	30,146	193,960	193,077	166,755
Probable Reserves	167,893	167,103	145,333	10,395	10,160	9,484	79,323	79,085	68,271

Total Proved Plus Probable Reserves	609,594	605,970	530,563	43,720	42,355	39,630	273,283	272,162	235,025

Notes:

(1)	Constant prices are shown under the heading “ — Pricing Assumptions”.

(2)	Includes 6,348 Mbbl of Company Interest heavy oil Probable Reserves for the Lindbergh oil sands property in the GLJ Report.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Summary of Net Present Value
of Future Net Revenue
as of December 31, 2009
Before and After Income Tax
(Constant Prices and Costs)(1)

						Unit Value
	Before Income Taxes					Before Income Tax
	Discounted At (%/Year)					Discounted At 10%/Year(2)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	$/boe	$/Mcfe

Proved Reserves
Proved Developed Producing	2,796	2,204	1,835	1,581	1,397	12.78	2.13
Proved Developed Non-Producing	75	58	47	40	35	12.65	2.11
Proved Undeveloped	526	276	150	79	37	7.71	1.29

Total Proved Reserves	3,397	2,538	2,032	1,701	1,469	12.18	2.03
Probable Reserves	1,413	775	484	328	234	7.09	1.18

Total Proved Plus Probable Reserves	4,809	3,313	2,516	2,029	1,703	10.70	1.78

	After Income Taxes
	Discounted At (%/Year)(3)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	2,725	2,143	1,780	1,533	1,353
Proved Developed Non-Producing	50	39	32	27	24
Proved Undeveloped	522	271	147	78	36

Total Proved Reserves	3,297	2,453	1,959	1,638	1,413
Probable Reserves	1,209	642	394	265	190

Total Proved Plus Probable Reserves	4,506	3,095	2,353	1,903	1,603

Notes:

(1)	Constant prices are shown under the heading “ — Pricing Assumptions”.

(2)	Net present value of future net revenue per reserve unit values are based on our net reserves.

(3)	After tax figures were calculated assuming we would continue to be organized as a trust and would be subject to the SIFT Legislation. See “— Statement of Oil and Gas Reserves and Reserves Data — Disclosure of Reserves Data” for a description of the assumptions made in calculating the after tax figures.

Additional Information Concerning Future Net Revenue
(undiscounted)
as of December 31, 2009
(Constant Prices and Costs)(1)

						Future Net Revenue
				Capital Development	Abandonment	Before		Future net Revenue
	Revenue	Royalties(2)	Operating Costs	Costs	Costs(3)	Income Taxes	Income Tax	After Income Taxes
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves	8,559	1,184	3,418	392	167	3,397	100	3,297

Total Proved Plus
Probable Reserves	12,060	1,655	4,693	727	176	4,809	303	4,506

Notes:

(1)	Constant prices are shown under the heading “ — Pricing Assumptions”.

(2)	Crown royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia and any freehold and over-riding royalties payable. This includes the impact of the New Royalty Framework implemented by the Government of Alberta on January 1, 2009, the optional Transitional Royalty and any drilling incentive programs still in effect.

(3)	Includes the cost of well abandonments and abandonment of Sable Island facilities and subsea pipelines, but does not include abandonment costs for other facilities or any surface reclamation costs. See “Pengrowth — Operational Information — Additional Information Concerning Abandonment & Reclamation Costs”.
Net Present Value of Future Net Revenue
By Production Group
as of December 31, 2009
(Constant Prices and Costs)(1)

		Future Net
		Revenue Before
		Income Taxes
		(discounted at
		10%/yr)	Unit Value(4)
Reserves Category	Production Group	($MM)	($/Boe)	($/Mcfe)
Total Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(2)	1,175	14.41	2.40
	Heavy Oil (including solution gas and other by-products)(2)	266	16.80	2.80
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	566	8.79	1.46
	Coal Bed Methane	25	4.97	0.83

	Total	2,032	12.18	2.03

Total Proved Plus	Light and Medium Crude Oil (including solution gas and other by-products)(2)	1,457	13.09	2.18
Probable Reserves	Heavy Oil (including solution gas and other by-products)(2)	310	11.48	1.91
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	717	7.95	1.33
	Coal Bed Methane	32	4.81	0.80

	Total	2,516	10.70	1.78

Notes:

(1)	Constant prices are shown under the heading “ — Pricing Assumptions”.

(2)	NGL’s associated with the production of solution gas are included as a by-product.

(3)	NGL’s associated with the production of natural gas are included as a by-product.

(4)	Net present value of future net revenue per reserve unit values are based on our net reserves.

Pricing Assumptions
     Forecast Prices used in Estimates
The forecast price and cost assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. The forecast prices are provided in the table below and reflect GLJ’s January 1, 2010 price forecast as referred to in the GLJ Report.

	Oil				Natural Gas	Natural Gas Liquids(1)
				Hardisty Heavy
		Edmonton Par Price	Cromer Medium	12°					Inflation	Exchange
	WTI Cushing	40°API	29.3°API	API	AECO Gas Price			Pentanes Plus	Rates(2)	Rate(3)
Year	Oklahoma ($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/MMBtu)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	($Cdn/bbl)	(%/Year)	($US/Cdn)

2009(4)	61.56	66.43	63.19	54.36	4.20	37.58	47.31	67.99	—	—
2010	80.00	83.26	76.60	64.99	5.96	52.46	64.11	84.93	2.0	0.95
2011	83.00	86.42	78.64	65.24	6.79	54.45	66.54	88.15	2.0	0.95
2012	86.00	89.58	80.62	65.33	6.89	56.43	68.98	91.37	2.0	0.95
2013	89.00	92.74	82.54	65.26	6.95	58.42	71.41	94.59	2.0	0.95
2014	92.00	95.90	85.35	67.52	7.05	60.42	73.84	97.82	2.0	0.95
2015	93.84	97.84	87.07	68.90	7.16	61.64	75.33	99.79	2.0	0.95
2016	95.72	99.81	88.83	70.32	7.42	62.88	76.85	101.81	2.0	0.95
2017	97.64	101.83	90.63	71.76	7.95	64.15	78.41	103.86	2.0	0.95
2018	99.59	103.88	92.46	73.22	8.52	65.45	79.99	105.96	2.0	0.95
2019	101.58	105.98	94.32	74.72	8.69	66.77	81.60	108.10	2.0	0.95
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.95
Notes:

(1)	FOB Edmonton.

(2)	Inflation rates for forecasting prices and costs.

(3)	The exchange rates used to generate the benchmark reference prices in this table.

(4)	Actual weighted average historical prices for 2009.
        Constant Prices used in Estimates
The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were determined from the actual prices on the first day of each month during 2009 and were not escalated. In addition to the product prices, operating and capital costs have no inflationary increase. The constant prices are as follows:

	Oil				Natural Gas	Natural Gas Liquids(1)
		Edmonton Par Price	Cromer Medium	Hardisty Heavy						Exchange
	WTI Cushing	40°	29.3°	12° API	AECO Gas Price			Pentanes Plus	Inflation Rate	Rate(2)
Year	Oklahoma ($US/bbl)	API ($Cdn/bbl)	API ($Cdn/bbl)	($Cdn/bbl)	($Cdn/MMBtu)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	($Cdn/bbl)	(%/Year)	($US/Cdn)

2010	61.04	63.59	59.56	51.80	3.84	36.87	46.87	66.67	0.0%	0.8728
Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

Reserves Reconciliation
The following tables provide a reconciliation of our gross reserves of crude oil, natural gas and NGLs for the year ended December 31, 2009, presented using forecast prices and costs. All reserves are located in Canada.
Reserves Reconciliation
By Principal Product Type
(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Natural Gas Liquids
			Gross			Gross			Gross
	Gross	Gross	Proved Plus	Gross	Gross	Proved Plus	Gross	Gross	Proved Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)

December 31, 2008	90,261	30,846	121,107	16,268	11,448	27,716	23,436	8,873	32,309

Extensions	252	452	704	139	(71)	68	934	289	1,223
Infill Drilling	137	128	265	—	—	—	656	(2)	655
Improved Recovery	1,152	(526)	626	225	63	288	7	17	24
Technical Revisions	(1,570)	(1,828)	(3,398)	2,350	(114)	2,236	(29)	(1,045)	(1,075)
Discoveries	100	200	300	129	43	172	—	—	—
Acquisitions	877	206	1,083	—	—	—	214	47	260
Dispositions	(245)	(77)	(323)	(7)	(2)	(9)	(353)	(88)	(441)
Economic Factors	—	—	—	—	—	—	—	—	—
Production	(8,305)	—	(8,305)	(2,756)	—	(2,756)	(3,480)	—	(3,480)

December 31, 2009	82,659	29,400	112,059	16,347	11,367	27,713	21,384	8,091	29,475

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis
			Gross			Gross			Gross
	Gross	Gross	Proved Plus	Gross	Gross	Proved Plus	Gross	Gross	Proved Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe) (1)	(Mboe) (1)	(Mboe) (1)

December 31, 2008	591,413	205,163	796,576	33,019	14,960	47,979	234,036	87,855	321,891

Extensions	6,467	2,382	8,849	729	145	873	2,523	1,092	3,615
Infill Drilling	3,923	2,021	5,943	7,642	1,422	9,064	2,721	700	3,421
Improved Recovery	843	901	1,743	451	(451)	—	1,600	(371)	1,229
Technical Revisions	16,212	(38,680)	(22,468)	3,652	(5,038)	(1,386)	4,062	(10,275)	(6,213)
Discoveries	—	—	—	—	—	—	229	243	472
Acquisitions	1,432	306	1,738	—	—	—	1,329	304	1,633
Dispositions	(9,615)	(2,815)	(12,430)	—	—	—	(2,208)	(637)	(2,845)
Economic Factors	—	—	—	—	—	—	—	—	—
Production	(80,777)	—	(80,777)	(4,403)	—	(4,403)	(28,738)	—	(28,738)

December 31, 2009	529,897	169,278	699,175	41,090	11,037	52,127	215,554	78,911	294,464
Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

At December 31 2009, Company Interest Total Proved Plus Probable Reserves at forecast prices and costs were 295.7 MMboe as compared to 323.5 MMboe reported at year end 2008 and 319.9 MMboe reported at year end 2007. The following additional GLJ reserves reconciliation is presented for year end December 31, 2009.
Company Interest Reserves Reconciliation
on Total Oil Equivalent Basis
(Forecast Prices and Costs)

			Proved Plus
	Proved Producing	Proved	Probable
	Reserves	Reserves	Reserves
	(Mboe)(1)	(Mboe) (1)	(Mboe) (1)

December 31, 2008	200,580	235,224	323,463

Extensions	2,052	2,532	3,617
Infill Drilling	2,763	2,721	3,425
Improved Recovery	1,558	1,620	1,259
Technical Revisions	6,758	4,191	(6,194)
Discoveries	129	229	472
Acquisitions	1,287	1,329	1,633
Dispositions	(2,266)	(2,267)	(2,916)
Economic Factors	—	—	—
Production	(29,025)	(29,025)	(29,025)

December 31, 2009	183,835	216,554	295,734

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.
Significant factors bearing on the reserves reconciliation were as follows:
•	Certain probable undeveloped reserves were removed as a result of changing corporate strategy regarding future capital deployment. Also, various performance related revisions were made to previous estimates. Together this resulted in a net negative change in Total Proved Plus Probable Reserves. The largest revisions occurred at Sable Island (+1,625 Mboe), Carson Creek (+1,184 Mboe), Jenner (-948 Mboe), Judy Creek (-1,771 Mboe) and Olds (-6,434 Mboe). The majority of the strategy related reserve changes were made at Olds where management does not foresee drilling a large number of gas wells.

•	Reserve additions from drilling activity, improved recovery and technical revisions replaced 2009 production by 39 percent and nine percent for Total Proved and Proved Plus Probable Reserves, respectively. Based on all changes, including acquisitions and dispositions, reserve replacement was 36 percent and four percent for Total Proved and Proved Plus Probable Reserves, respectively. Pengrowth reinvested 38 percent of operating cash flow into capital projects.

•	New reserve additions for development activity during 2009 amounted to 8.8 MMboe of Total Proved Plus Probable Reserves. Most significant were infill drilling and extensions at Carson Creek and in the Twining CBM area and improved recovery and infill drilling adds at Weyburn. Reserve increases in the Proved Producing category also resulted from reclassification of Proved or Probable Undeveloped Reserves to producing primarily for infill drilling and drilling extensions at Carson Creek, Weyburn, Sable Island and Monogram.

•	The net decrease of 1.3 MMboe to Proved Plus Probable Reserves from acquisitions and dispositions was due to the sale of some minor non-core properties mainly at Niton, Karr and Pine Creek, offset by some small strategic asset acquisitions at House Mountain and Carson Creek.
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
Company Gross Reserves First Attributed by Year(1)
Proved Undeveloped Reserves

	Light & Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total Oil Equivalent
	(Mbbl)		(Mbbl)		(MMcf)		(MMcf)		(Mbbl)		(Mboe)(2)
	First	Total at	First	Total at	First	Total at	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end

Prior	20,521	36,107	1,994	3,590	45,093	73,203	3,955	3,955	1,509	2,527	32,198	55,084
2007	1,932	18,985	342	2,194	20,905	50,224	11,356	13,911	398	1,361	8,049	33,229
2008	1,000	17,029	382	1,676	3,513	48,311	1,858	10,372	125	1,120	2,402	29,606
2009	1,347	16,351	130	1,846	2,778	30,359	10,140	19,184	209	1,190	3,840	27,644
Probable Undeveloped Reserves

	Light & Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total Oil Equivalent
	(Mbbl)		(Mbbl)		(MMcf)		(MMcf)		(Mbbl)		(Mboe)(2)
	First	Total at	First	Total at	First	Total at	First	Total at	First	Total at	First	Total at
	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end	Attributed	year-end

Prior	10,681	19,454	2,013	3,092	36,315	73,467	4,306	4,306	1,593	3,213	21,058	38,721
2007	3,065	13,497	726	2,269	25,386	64,986	8,170	10,155	670	2,716	10,054	31,006
2008	1,805	12,372	6,997	7,857	17,686	68,822	4,514	7,948	782	3,478	13,329	36,502
2009	1,565	11,514	68	7,853	9,450	37,134	2,177	5,178	934	2,510	4,505	28,929

Notes:

(1)	“First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.
Proved Undeveloped Reserves
Our Proved Undeveloped Reserves comprise approximately 13 percent of the Total Proved Reserves on a barrel of oil equivalency basis. Company Interest Proved Undeveloped Reserves of 27.7 MMboe were assigned by GLJ in accordance with NI 51-101. In general, Proved Undeveloped Reserves were assigned to certain properties because capital commitments have been made to convert the Undeveloped Reserves to Proved Producing Reserves. Proved Undeveloped Reserves have been primarily assigned for future miscible flood expansion and development drilling.
Swan Hills miscible flood expansion, as well as some infill drilling, comprises roughly 17 percent of our Proved Undeveloped Reserves. The Swan Hills Unit reserves have a 50 year Remaining Reserve Life. The incremental recovery is reflected in the GLJ Report and miscible flood expansion is forecasted to continue until 2028. Similarly at Judy Creek, miscible flood development is forecast to continue until 2014 and accounts for another 17 percent of the Proved Undeveloped Reserves. In the Weyburn Unit, an additional 16 percent of the Proved Undeveloped Reserves assignment reflects the capital allocated to infill drilling and the CO2 miscible flood. Working interest partners have committed to a CO2 supply until 2016. Further development of the flood area in Weyburn, from the existing 57 patterns to full development with 70 patterns in the proved case, is forecast to occur by 2013. Development of all 92 patterns in the probable case continues until 2015. Given that CO2 injection is still in the early planning and pilot stages, no full scale CO2 flooding is being forecasted at Judy Creek.
Our ongoing CBM development requires further infill drilling and drilling extensions at Twining and Fenn Big Valley. Because of the extensive land holdings, this is forecast to occur over the next five years and represents approximately ten percent of the Proved Undeveloped Reserves. At Deer Mountain, waterflood optimization, drilling extensions and infill drilling scheduled over the next two years account for about seven percent of the Proved Undeveloped Reserves. Multi-well shallow gas infill drilling programs are scheduled for 2010 and beyond at Jenner, Patricia and Monogram, which together contain six percent of the Total Proved Undeveloped Reserves. Ongoing development is scheduled in heavy oil properties where approximately five percent of Pengrowth’s Proved Undeveloped Reserves are assigned to the waterflood expansion in East Bodo that is forecast to occur over the next two years. The Olds Gas Unit contains about three percent of the total Proved Undeveloped Reserves assigned by GLJ which relate to planned recompletions for 2010.
Probable Undeveloped Reserves
Probable Undeveloped Reserves were assigned by GLJ in accordance with the requirements and standards of NI 51-101 and the COGE Handbook. Our Probable Undeveloped Reserves amount to 28.9 MMboe and represent about ten percent of the Total Proved Plus Probable Reserves. Probable Undeveloped Reserves are assigned for similar reasons and generally to the same properties as Proved Undeveloped Reserves, but also meet the requirements of the reserve classification to which they belong. Our largest Probable Undeveloped Reserves are distributed among certain properties as a percent of the total as follows: Lindbergh (22 percent), Weyburn Unit (16 percent), Swan Hills Unit (eight percent), Judy Creek Units (five percent), Carson Creek (four percent), Deer Mountain (four percent) and Goose River (four percent). At Lindbergh, Probable Undeveloped Reserves are assigned to a proposed oil sands SAGD pilot project. Facility design and procurement, delineation drilling and other development work is underway with initial production planned for 2012 and increasing over the subsequent few years.
Future Development Costs
The following table outlines development costs deducted in the estimation of future net revenue calculated utilizing both constant and forecast prices and costs, undiscounted and using a discount rate of ten percent per annum for the years indicated. All of such development costs are estimated to be incurred in Canada.

							Total
								Discounted
	2010	2011	2012	2013	2014	Remainder	Undiscounted	at 10%
Reserve Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves (Constant Prices and Costs)	121	69	39	34	21	108	392	282
Proved Reserves (Forecast Prices and Costs)	155	91	58	37	24	172	537	370
Proved & Probable Reserves (Forecast Prices and Costs)	219	172	119	98	36	243	887	622
We expect to fund future development costs with a combination of cash flow, debt and equity. There are no reserves that are expected to be limited in their recovery due to their cost of development. We have established a $278 million development capital expenditure program for 2010 to fund our land acquisition, development and exploration activities, including expenditures at our proposed Lindbergh oil sands SAGD pilot project.
Finding, Development and Acquisition Costs
Finding and Development Costs
During 2009, we spent $202 million on development and optimization activities, which added 11.3 MMboe of Proved Reserves and 2.6 MMboe of Total Proved Plus Probable Reserves including revisions. The development and optimization activities exclude $5 million in expenditures mainly for information services. The largest additions were for drilling extensions at Carson Creek, infill drilling for CBM at Twining and infill drilling and improved recovery at Weyburn.
In total, we participated in drilling 169 gross wells (88.9 net wells) with a 95 percent success rate.
Extensive development occurred in the Carson Creek Beaverhill Lake Unit during 2009. A 3D seismic program was shot over this gas/condensate pool in early 2009 and nine horizontal wells were drilled in an area of the reservoir not being effectively drained by existing wells.

At Judy Creek, ongoing development and optimization of the waterflood and hydrocarbon miscible flood projects continue to be a focus for us along with routine maintenance capital expenditures for facility upgrades. Similar miscible flood development as well as infill drilling occurred in the Swan Hills Unit No. 1.
Further development and optimization occurred in the Weyburn field in southeast Saskatchewan. During 2009, one horizontal producer and three horizontal injectors were drilled in the Unit. Also, four new patterns were developed in the CO2 miscible flood project area.
In 2009, we participated in a total of 32 Horseshoe Canyon CBM wells in the Twining, Lone Pine Creek, Three Hills Creek and Fenn Big Valley areas of southern Alberta. In addition, we drilled and completed a horizontal Mannville CBM well in Fenn Big Valley during 2009.
Additional delineation of the Lindbergh oil sands pool was conducted with the drilling of five core holes, four in the vicinity of the proposed SAGD pilot project area and the fifth testing the outer limits of the pool. Ongoing engineering design work and geotechnical analysis was also conducted in preparation for initiating the pilot.
We drilled, completed and tied-in a fourth well in the Alma structure at Sable Island.
Various other drilling programs and optimization work were conducted during 2009 to increase production and maximize recoveries. In the Jenner, Bodo and Cactus Lake heavy oil areas, one horizontal and five vertical wells were drilled. Ongoing shallow gas development occurred with multi-well programs at Three Hills/Twining and Monogram (80 wells). Development drilling and facility optimization occurred in the Olds and Harmattan gas areas.
Acquisitions and Divestitures
Our acquisitions during 2009 were aimed at increasing ownership in existing core areas. We spent $35.7 million on acquisitions adding 1.3 MMboe of Proved Reserves and 1.6 MMboe of Total Proved Plus Probable Reserves. Asset acquisitions were made at Carson Creek and House Mountain, increasing existing interests in the core Judy Creek area. In addition, we increased our land ownership in the Horn River Basin shale gas play with an acquisition that closed late in the year.
During 2009, we disposed of some small, non-core properties, mainly at Niton, Karr and Pine Creek, and undeveloped acreage in Dawson. Total proceeds were $41.9 million and resulted in a decrease of 2.3 MMboe Proved Reserves and 2.9 MMboe Total Proved Plus Probable Reserves.
Future Development Capital
NI 51-101 requires that the calculation of finding and development costs include changes in forecasted future development costs (“FDC”) relating to the reserves. FDC reflects the amount of capital estimated by the independent evaluator that will be required to bring non-producing, undeveloped or probable reserves on stream. These forecasts of FDC will change with time due to ongoing development activity, inflationary changes in capital costs and acquisition or disposition of assets. We provide the calculation of finding, development and acquisition costs both with and without change in FDC.

2009 Finding, Development and Acquisition Costs
Company Interest Reserves
(Forecast Prices and Costs)

		Proved plus
FD&A Costs Excluding Changes in Future Development Capital	Proved	Probable
Exploration and Development Capital Expenditures ($M)	202,200	202,200
Exploration and Development Reserve Additions including Revisions (Mboe)(1)	11,291	2,577

Finding and Development Cost ($/boe) (1)	17.91	78.47

Net Acquisition Capital ($M)	(6,230)	(6,230)
Net Acquisition Reserve Additions (Mboe) (1)	(937)	(1,283)

Net Acquisition Cost ($/boe) (1)	6.65	4.86

Total Capital Expenditures including Net Acquisitions ($M)	195,970	195,970
Reserve Additions including Net Acquisitions (Mboe) (1)	10,354	1,294

Finding Development and Acquisition Cost ($/boe) (1)	18.93	151.41

FD&A Costs Including Changes in Future Development Capital
Exploration and Development Capital Expenditures ($M)	202,200	202,200
Exploration and Development Change in FDC ($M)	(42,800)	(122,800)
Exploration and Development Capital including Change in FDC ($M)	159,400	79,400
Exploration and Development Reserve Additions including Revisions (Mboe) (1)	11,291	2,577

Finding and Development Cost ($/boe) (1)	14.12	30.81

Net Acquisition Capital ($M)	(6,230)	(6,230)
Net Acquisition FDC ($M)	800	800
Net Acquisition Capital including FDC ($M)	(5,430)	(5,430)
Net Acquisition Reserve Additions (Mboe) (1)	(937)	(1,283)

Net Acquisition Cost ($/boe) (1)	5.79	4.23

Total Capital Expenditures including Net Acquisitions ($M)	195,970	195,970
Total Change in FDC ($M)	(42,000)	(122,000)
Total Capital including Change in FDC ($M)	153,970	73,970
Reserve Additions including Net Acquisitions (Mboe) (1)	10,354	1,294

Finding Development and Acquisition Cost including change in FDC ($/boe) (1)	14.87	57.15

Notes:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.
As reported elsewhere, reserves were removed due to changing strategy that did not meet management’s objective of low-cost, repeatable resource plays. However, if these reserves would not have been removed, the Proved plus Probable FD&A without changes in FDC would have been reported as $17.80 per boe and the Proved plus Probable FD&A with changes in FDC would have been reported as $16.62 per boe.
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.
Other Oil and Gas Information
Oil and Gas Wells
As at December 31, 2009, we had an interest in 7,806 gross (3,938 net) producing oil and natural gas wells and 2,284 gross (1,230 net) non-producing oil and natural gas wells.

	Producing		Non-Producing
	Gross	Net	Gross	Net

Crude Oil Wells
Alberta	1,669	1,025	645	364
British Columbia	89	58	139	89
Saskatchewan	904	201	510	193
Nova Scotia	—	—	—	—

Natural Gas Wells
Alberta	4,954	2,543	442	239
British Columbia	142	83	98	58
Saskatchewan	29	27	41	31
Nova Scotia	19	2	—	—

	Producing		Non-Producing
	Gross	Net	Gross	Net

Other(1)
Alberta	—	—	345	210
British Columbia	—	—	52	38
Saskatchewan	—	—	12	7

Total	7,806	3,938	2,284	1,230

Note:

(1)	We cannot classify these wells as either oil or gas.
Properties with No Attributed Reserves
The following table sets forth the gross and net acres of unproved properties held by us as at December 31, 2009 and the net area of unproved properties for which we expect our rights to explore, develop and exploit to expire during 2010.
Unproved Properties
as at December 31, 2009

			Maximum Net Acres
			Expected to Expire
Location	Gross Acres	Net Acres	During 2010

Alberta	884,573	617,850	72,204
British Columbia	299,790	174,081	9,220
Ontario	4,776	—	—
Saskatchewan	62,297	51,708	1,318
Nova Scotia	200,650	15,957	—

Total	1,452,086	859,596	82,742

The expiring acreage is being evaluated and attempts will be made to continue the acreage based on current activity. Historically, efforts to continue acreage on activity have been successful.
Lindbergh Oil Sands Reserves and Contingent Resources
The Lindbergh oil sands property is located approximately 420 kilometers northeast of Calgary and 65 kilometers southwest of Cold Lake. We hold a 100 percent Working Interest in this oil sands asset where oil quality averages 11°API. The Upper Lloydminster and Lower Rex are the targeted formations. These formations contain bitumen-saturated sands up to 23 meters thick at approximately 500 meters depth.
We are planning to start a pilot that is the basis for Probable Reserves and Probable plus Possible Reserves. In addition, there are Contingent Resources for the area surrounding the pilot. GLJ has updated the evaluation of the reserves and Contingent Resources for Lindbergh as of December 31, 2009. The evaluation was limited to portions of the reservoir amenable to steam assisted gravity drainage (SAGD). The project’s profitability is sensitive to oil prices and is forecast to be profitable using forecast prices and costs as well as constant prices and costs.
The tables below summarize the estimated volumes of Company Interest reserves and Contingent Resources attributable to the Lindbergh property based upon forecast prices and costs. The estimates are in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101. Please note that reserves and Contingent Resources involve different risks associated with achieving commerciality. Under the fiscal conditions, including commodity price and cost assumptions, applied in the estimation of reserves, the likelihood that a project will achieve commerciality is assumed to be 100 percent, whereas the likelihood of a Contingent Resource achieving commerciality may be less than 100 percent.
Probable Reserves have been assigned within the region of the proposed pilot development area. Probable plus Possible Reserves have been assigned to this same pilot area as well as a previously delineated region offsetting the pilot. There is virtually no change in the reserve estimates; however, the net present values have increased due to higher forecasted oil prices. The Probable Reserves attributed to the Lindbergh property have been included in the reserves disclosed under “- Principal Properties” and “- Statement of Oil and Gas Reserves and Reserves Data”.
Pilot Project Probable and Probable
plus Possible Reserves and Net Present Value of Future Net Revenue
as of December 31, 2009
(Forecast Prices and Costs)

		Probable plus
	Probable	Possible
	Reserves(1)	Reserves

Reserves (MMbbl)	6.3	35.8

Before tax net present value of future net revenue
0% discount rate ($MM)	$106.9	$1,239.0
5% discount rate ($MM)	$50.4	$339.6
10% discount rate ($MM)	$17.0	$118.7
15% discount rate ($MM)	$(2.9)	$42.9
20% discount rate ($MM)	$(14.9)	$9.8

Note:

(1)	GLJ has estimated our undiscounted pilot capital to be $131 million and the ten percent discounted pilot capital amount to be $97 million to develop the Probable Reserves.
Contingent Resources have been assigned to the remaining areas of the reservoir within the property that meet certain minimum criteria. In order to be classified as a Contingent Resource, a technically feasible recovery project must be defined. These Contingent Resources are expected to be economic to develop. The reclassification of these Contingent Resources as reserves is contingent upon further reservoir studies, delineation drilling, facility design, preparation of firm development plans, regulatory application approval and company approvals. However, there is no certainty that it will be commercially viable to produce any portion of the Contingent Resource.

	December 31, 2008	December 31, 2009
	Contingent Resources(1)	Contingent Resources(1)
	(MMbbl)	(MMbbl)

Low estimate(2)	144.2	148.5
Best estimate(3)	194.2	193.4
High Estimate(4)	264.1	241.1

Notes:

(1)	Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The contingencies may include factors such as economics, legal, environmental, political, regulatory or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates.

(2)	A low estimate is a conservative estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level.

(3)	A best estimate is a best estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level.

(4)	A high estimate is an optimistic estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.
The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

Forward Contracts
We may use financial derivatives or fixed price contracts to manage our exposure to fluctuations in commodity prices and foreign currency exchange rates. A description of such instruments is provided in our annual audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2009, which may be found on SEDAR at www.sedar.com.
Additional Information Concerning Abandonment & Reclamation Costs
The total future abandonment and reclamation costs are based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard to our Working Interest and the estimated timing of the costs to be incurred in future periods. We have developed a process to calculate these estimates, which considers applicable regulations, actual and anticipated costs, type and size of the well or facility and the geographic location. GLJ’s estimate of downhole well abandonment costs for all properties as well as abandonment costs for all Sable Island offshore and onshore facilities and pipelines upstream of the plant gate are included in their report and therefore in their estimate of future net revenue. All other abandonment and reclamation costs are not reflected in GLJ’s estimate of future net revenue.
We have estimated the net present value (discounted at ten percent per annum) of our total asset retirement obligations to be approximately $214 million as at December 31, 2009, based on a total future liability (inflated at two percent per annum) of approximately $2,016 million. These costs are anticipated to be paid over 50 years with the majority of the costs incurred between 2039 and 2056 and applies to 7,299 net wells (13,344 gross wells).
The following tables summarize our total asset retirement obligations as at December 31, 2009:
Asset Retirement Obligations

	2010	2011	2012	Remainder	Total
	($M)	($M)	($M)	($M)	($M)

Total Abandonment, Reclamation, Remediation & Dismantling	12.5	7.7	9.7	1,986.3	2,016.2

Discounted at ten percent	12.0	6.7	7.7	187.2	213.6
GLJ’s Proved Producing reserve evaluation includes $220 million ($78 million when discounted at ten percent) of the asset retirement obligations in the above table.
Costs Incurred
The following table outlines property acquisition, exploration and development costs that we incurred during the financial year ended December 31, 2009. These costs include only those costs which are cash or cash equivalent.

Amount
Nature of Cost	($M)

Acquisition Costs
Proved	24,653
Unproved	11,002
Exploration Costs	13,915
Development Costs	188,288

Total	237,858

Exploration and Development Activities
The following table summarizes the number of wells completed or determined to be dry during the financial year ended December 31, 2009.

	Development		Exploration		Total

Wells	Gross	Net	Gross	Net	Gross	Net
Gas	135	67.0	1	0.5	136	67.5
Oil	13	7.3	2	2.0	15	9.3
Service	10	6.2	—	—	10	6.2
Dry	5	3.2	3	2.6	8	5.8

Total	163	83.8	6	5.1	169	88.9

See “Pengrowth Energy Trust — Recent Developments — 2010 Forecast Capital Production and Operating Costs” for disclosure regarding our most important current and likely exploration and development activities.
Production Estimates
The following tables summarize the 2010 average daily volume of gross production estimated by GLJ for all properties held on December 31, 2009 using constant and forecast prices and costs, all of which will be produced in Canada. These estimates assume certain activities take place, such as the development of Undeveloped Reserves, and that there are no dispositions. We estimate our 2010 production to be between 74,000 and 76,000 boepd.

	2010 Estimated Production
	Constant Prices and Costs		Forecast Prices and Costs
		Total Proved Plus		Total Proved Plus
	Total Proved	Probable	Total Proved	Probable

Light and Medium Crude Oil (bblpd)	20,365	21,649	20,813	21,750
Heavy Oil (bblpd)	6,947	7,260	7,039	7,350
Natural Gas (Mcfpd)	196,624	209,021	207,388	219,008
Natural Gas Liquids (bblpd)	8,654	9,983	8,832	10,053

Total (boepd)	68,737	73,729	71,249	75,654

Production History (Netback)
The following tables summarize, for each quarter of our most recent financial year, certain information in respect of our production, product prices received, royalties paid, operating expenses and resulting operating netbacks:

					Year
	Quarter Ended				Ended
	March 31,	June	September	December	December
	2009	30, 2009	30, 2009	31, 2009	31, 2009

Light Crude Oil
Average Daily Oil Production(1) (bblpd)	23,424	23,078	22,930	21,948	22,841
Sales Price (after realized commodity price risk management) ($/bbl)	66.12	73.26	74.40	75.79	72.36
Processing and other income ($/bbl)	1.16	1.50	0.77	0.69	1.03
Royalties ($/bbl)	(9.28)	(12.18)	(15.94)	(17.35)	(13.65)
Amortization of injectants ($/bbl)	(2.53)	(2.56)	(2.29)	(2.19)	(2.40)
Production Costs(2) ($/bbl)	(17.98)	(18.52)	(16.54)	(17.94)	(16.28)
Operating Netback ($/bbl)	37.49	41.50	40.40	39.00	40.50

Heavy Oil
Average Daily Oil Production(1) (bblpd)	7,672	7,822	7,480	7,235	7,551
Sales Price ($/bbl)	34.31	55.47	59.21	62.16	52.72
Processing and other income ($/bbl)	0.41	1.43	1.05	(0.84)	0.53
Royalties ($/bbl)	(4.08)	(12.05)	(6.74)	(12.81)	(8.91)
Production Costs(2) ($/bbl)	(16.59)	(11.25)	(14.18)	(12.31)	(14.35)
Operating Netback ($/bbl)	14.05	33.60	39.34	36.20	29.99

NGLs
Average Daily NGL Production(1) (bblpd)	9,815	10,004	8,984	9,564	9,590
Sales Price ($/bbl)	35.62	36.68	41.87	54.52	42.12
Royalties ($/bbl)	(9.11)	(11.40)	(10.70)	(17.06)	(12.08)
Production Costs(2) ($/bbl)	(14.31)	(8.68)	(11.91)	(11.34)	(11.99)
Operating Netback ($/bbl)	12.20	16.60	19.26	26.12	18.05

Natural Gas
Average Daily Gas Production(1) (Mcfpd)	236,232	247,604	232,444	232,682	237,217
Sales Price after realized commodity price risk management) ($/Mcf)	6.00	4.78	4.34	5.45	5.14
Processing and other income ($/Mcf)	0.14	0.08	0.06	0.09	0.09
Royalties ($/Mcf)	(0.45)	(0.11)	(0.12)	(0.58)	(0.31)
Production Costs(2) ($/Mcf)	(2.27)	(1.64)	(1.97)	(1.97)	(1.99)
Operating Netback ($/Mcf)	3.42	3.11	2.31	2.99	2.93

Barrels of Oil Equivalent Basis(3)
Average Daily Production(1) (boepd)	80,284	82,171	78,135	77,528	79,518
Sales Price after realized commodity price risk management) ($/boe)	44.57	44.74	45.25	50.37	46.27
Processing and other income ($/boe)	0.79	0.79	0.48	0.35	0.54
Royalties ($/boe)	(5.52)	(6.29)	(6.91)	(9.95)	(7.15)
Amortization of injectants ($/boe)	(0.74)	(0.72)	(0.67)	(0.62)	(0.69)
Production Costs(2) ($/boe)	(15.23)	(12.24)	(13.43)	(13.52)	(13.59)
Operating Netback ($/boe)	23.87	26.28	24.72	26.63	25.38

Notes:

(1)	Before the deduction of royalties.

(2)	Includes transportation costs. Net of processing and other income.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one boe.

Before Tax Net Asset Value (NAV) at December 31, 2009
In the following table, our before tax net asset value is estimated with reference to the present value of future net cash flows before income tax from Total Proved Plus Probable Reserves, as estimated by GLJ and calculated using the forecast prices and costs shown under the heading “ — Pricing Assumptions”.

	Undiscounted	5% Discount	10% Discount	15% Discount	20% Discount
	Amount	Rate	Rate	Rate	Rate
(amounts in $MM except for NAV per Trust Unit)
Undeveloped Lands(1)	267
Working Capital Deficit(2)	(16)
Reclamation Funds	35
Long Term Debt	(1,128)
Fair Value of Risk Management Contracts(3)	(27)
Other Liabilities(4)	(84)
Asset Retirement Obligations(5)	(145)

Total Other Assets and Liabilities	(1,098)	(1,098)	(1,098)	(1,098)	(1,098)

Value of Total Proved Plus Probable Reserves(6)	10,143	6,630	4,885	3,865	3,202

Total Net Asset Value	9,045	5,532	3,787	2,767	2,104

NAV per Trust Unit (289.8 million Trust Units outstanding as at December 31, 2009 on an undiluted basis)	$31.21	$19.09	$13.06	$9.55	$7.26

Notes:

(1)	Our internal estimate, calculated using the average land sale prices paid in 2009 in Alberta, Saskatchewan and British Columbia.

(2)	Excludes distributions payable, current portion of risk management contracts and future income taxes.

(3)	Represents the total fair value of risk management contracts at December 31, 2009.

(4)	Other liabilities include convertible debt and non-current contract liabilities.

(5)	The asset retirement obligation is based on our estimate of future site restoration and abandonment liabilities, discounted at 10 percent, less that portion of the asset retirement obligations costs that are included in the value of Total Proved Plus Probable Reserves.

(6)	Future net revenue prior to provisions for income tax, interest costs or general and administrative costs.

TRUST UNITS
The Trust Indenture
The Trust Units, along with the class A trust units, are issued under the terms of the Trust Indenture. An unlimited number of Trust Units, class A trust units and special units may be created and issued pursuant to the Trust Indenture, of which 289,834,790 Trust Units and 888 class A trust units are issued and outstanding as at December 31, 2009. There are presently no special units outstanding. Each Trust Unit, class A trust unit and special unit represents a fractional undivided beneficial interest in the Trust.
The Trust Indenture, among other things, provides for the establishment of the Trust, the issue of Trust Units, class A trust units and special units, the permitted investments of the Trust, the procedures respecting distributions to Unitholders, the appointment and removal of Computershare as trustee, Computershare’s authority and restrictions thereon, the calling of meetings of Unitholders, the conduct of business at such meetings, notice provisions, the form of trust unit certificates and the termination of the Trust. The Trust Indenture may be amended from time to time. Most amendments to the Trust Indenture, including the early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, require approval by an extraordinary resolution of the Unitholders. An extraordinary resolution of the Unitholders requires the approval of not less than 66 ⅔ percent of the votes cast at a meeting of Unitholders held in accordance with the Trust Indenture at which two or more holders of at least five percent of the aggregate number of Trust Units, class A trust units and special units then outstanding are represented.
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
Pursuant to the Trust Indenture and the Management Agreement, Computershare, as trustee has delegated certain authority to the Corporation and the Manager to administer and regulate our day to day operations. With the expiry of the Management Agreement on June 30, 2009, it was appropriate to increase the grant of responsibility and authority to the Corporation to encompass the responsibility and authority that was formally assigned to the Manager. In addition, in keeping with the evolution of the royalty trust business model was also appropriate to generally expand the overall grant of responsibility and authority of the Corporation.
Accordingly, the Trust Indenture was amended to provide for a broader grant of responsibility and authority to the Corporation. A summary of the more significant elements of the authority and responsibility granted to the Corporation are set out below:
•	preparing all returns, filings and documents for which the trustee is responsible;

•	preparing and filing tax returns on behalf of the Trust and its subsidiaries;

•	approving and executing continuous disclosure documents;

•	managing the subsidiaries of the Trust;

•	overseeing the management and stewardship of the Trust’s assets including the acquisition, exploration, development, operation and disposition of properties, the marketing of production and risk management provision in respect thereof;

•	all matters relating to offerings of securities;

•	responsibility for any take-over bid, merger, amalgamation or arrangement involving the Trust, including the implementation of any Unitholder rights protection plan;

•	dealing with banks and other financial institutions;

•	elections in respect of the Trust’s entity classification for U.S. tax purposes;

•	the maintenance of the listing of the securities of the Trust;

•	the calling and holding of annual and/or special meetings of Unitholders;

•	the determination and approval of distributions;

•	all matters relating to the redemption of Trust Units;

•	generally providing all other services and support as may be necessary or as requested by the trustee for the administration of the Trust and that are not otherwise expressly granted to the Corporation, including, but not limited to, evaluating the appropriate response to the SIFT Legislation.
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
Exchangeable Shares
The Corporation is authorized to issue an unlimited number of exchangeable shares. The exchangeable shares have rights upon liquidation, wind-up or dissolution of the Corporation that are economically similar to the rights of Unitholders under the Trust Indenture and Royalty Indenture. No exchangeable shares are currently issued and outstanding.
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

THE ROYALTY INDENTURE
Royalty Units
Royalty units are issued under the terms of the Royalty Indenture among the Corporation and Computershare. A maximum of 500,000,000 Royalty Units can be created and issued pursuant to the Royalty Indenture, of which 137,217,376 Royalty Units were issued and outstanding as at December 31, 2009. The Royalty Units represent fractional undivided interests in the royalty created by the Corporation in favour of holders of the Royalty Units, consisting of a 99 percent share of “royalty income”.
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
Replacement of Properties
In the event that we determine that the sale of any of our interests in properties, and the release of the royalty would be in the best interest of the Unitholders, the Royalty Indenture permits us to make sales without the requirement of approval of the Unitholders, provided that the aggregate properties sold in any given year total less than 25 percent of our assets determined as at the date of disposition of the properties based upon an independent engineering appraisal. Any sale exceeding this threshold must be approved by an extraordinary resolution of the Unitholders.
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
Computershare, in accordance with its power to delegate under the Trust Indenture, has appointed the Corporation as the administrator of the Trust to assume those functions of the trustee which are largely discretionary pursuant to the Royalty Indenture.
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
Historical Distributions
A reduction in distributions from $0.17 per Trust Unit to $0.10 per Trust Unit per month was announced on February 19, 2009 commencing with the March 16, 2009 distribution. The Board of Director’s stated objective in making this reduction in distributions was exercising financial prudence in uncertain times. On October 1, 2009, we announced changes to our value creation strategy to focus on investing a larger percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the WCSB. To provide funds for our expanded capital program, while maintaining fiscal discipline, we reduced our November 16, 2009 cash distribution by 30 percent or $0.03 per Trust Unit to $0.07 per Trust Unit. See “Pengrowth Energy Trust - Recent Developments — Changes to our Value Creation Strategy ”.
Distributions can and may fluctuate in the future. The availability of cash flow for the payment of distributions is derived mainly from producing and selling our oil, natural gas and related products and as such will at all times be dependent upon a number of factors, including commodity prices, production rates, proposed capital expenditures, our level of indebtedness and our ability to access equity and debt capital. The Board of Directors will continue to examine distributions on a monthly basis while considering overall market conditions prior to setting the distribution level each month. The Board of Directors cannot provide assurance that cash flow will be available for distribution to Unitholders in the amounts anticipated or at all. See “Risk Factors”.
Distributions declared in respect of 2009 production for the preceding five fiscal years were as follows:

	2009	2008	2007	2006	2005	2004

First Quarter	$0.30	$0.675	$0.75	$0.75	$0.69	$0.63
Second Quarter	0.30	0.675	0.75	0.75	0.69	0.64
Third Quarter	0.27	0.675	0.75	0.75	0.69	0.67
Fourth Quarter	0.21	0.565	0.675	0.75	0.75	0.69

Total	$1.08	$2.59	$2.93	$3.00	$2.82	$2.63

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
Since December 31, 2003, all amounts distributed to Unitholders have been treated as a return on capital (taxable income) for Canadian income and withholding tax purposes, except for amounts classified as return of capital as set out in the following table:

	2009	2008	2007	2006	2005	2004
Taxable Income(1) (per Trust Unit)	$1.28	$2.70	$2.78	$2.40	$2.22	$1.43
(percent of distributions classified as taxable income)	(100%)	(100%)	(95%)	(80%)	(80%)	(55%)
(percent of distributions classified as return of capital)	(—)	(—)	(5%)	(20%)	(20%)	(45%)

Note:

(1)	For Canadian residents, amounts treated as a return of capital generally are not required to be included in a Unitholder’s income but such amounts will reduce the adjusted cost base to the Unitholder of the Trust Units
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
Restrictions on Distributions
The ability of the Trust to make cash distributions or return capital contributions to Unitholders may be directly or indirectly affected in certain events as a result of certain restrictions, including restrictions set forth in (i) the credit agreement relating to the Credit Facility, which are also incorporated by reference in the agreement relating to the $50 million demand operating line of credit; (ii) the note purchase agreements relating to the 2003 U.S. Senior Notes (as defined below), the 2007 U.S. Senior Notes, the 2008 Senior Notes and the U.K. Senior Notes (as defined below); and (iii) the Debentures. In particular, the funds required to satisfy the interest payable on the foregoing obligations, as well as the amounts payable upon the redemption or maturity of such obligations, as applicable, or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.
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

• income taxes;

• interest expense;

• all provisions for federal, provincial or other income and capital taxes;

• depreciation, depletion and amortization expense; and

• other non-cash amounts.

Material Acquisition:	An acquisition or series of acquisitions which increases the consolidated tangible assets of Pengrowth by more than five percent.

Subordinated Debt:	Debt which, by its terms, is subordinated to the obligations to the lenders under the Credit Facility.

Total Capitalization:	The aggregate of Consolidated Total Debt and the Unitholders’ equity (calculated in accordance with GAAP as shown on the Trust’s consolidated balance sheet)
Senior Unsecured Notes
The terms of the note agreements relating to the 2008 Senior Notes, the 2007 U.S. Senior Notes, the U.S. $200 million of senior unsecured notes issued in 2003 to a group of U.S. investors (the “2003 U.S. Senior Notes”) and the £50 million of senior unsecured ten year notes issued in 2005 to a group of U.K. based investors (the “U.K. Senior Notes”) ensure that note holders have priority over the Unitholders with respect to the assets and income of the Trust.
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
With respect to structure, Pengrowth will continue to evaluate opportunities to address the imposition of the SIFT Legislation. Pengrowth currently anticipates converting to a dividend paying corporation on or before January 1, 2011. Should Pengrowth not convert to a dividend paying corporation, it is expected that the Trust will be characterized as a SIFT trust and as a result will be subject to the SIFT Legislation. The SIFT Legislation will not apply to SIFTs that were publicly traded on October 31, 2006 (“Grandfathered SIFTs”), such as Pengrowth, until January 1, 2011. However, the SIFT Legislation indicates that any “undue expansion” of a Grandfathered SIFT between October 31, 2006 and January 1, 2011 (the “Interim Period”), may cause the application of the SIFT Legislation to the Grandfathered SIFT to occur before January 1, 2011. Following the October 31, 2006 announcement, Finance issued a press release on December 15, 2006 wherein it provided guidelines (the “Normal Growth Guidelines”) as to what would be considered “normal growth” as opposed to “undue expansion”. The Normal Growth Guidelines are incorporated by reference into the SIFT Legislation.
Under the existing provisions of the Tax Act, Pengrowth can generally deduct in computing its income for a taxation year any amount of income that it distributes to Unitholders in the year and, on that basis, Pengrowth is generally not liable for any material amount of tax. The SIFT Legislation will change the manner in which the Trust and its distributions are taxed beginning January 1, 2011 (provided that the Trust is not considered to have undergone an “undue expansion” during the Interim Period, as set out in the Normal Growth Guidelines, which could result in the SIFT Legislation applying to the Trust at an earlier date). More specifically, the Trust will not be able to deduct certain portions of its distributed income (referred to as “specified income”) and will become subject to a distribution tax on such specified income at a special tax rate that approximates the tax rate applicable to a taxable Canadian corporation should it remain a SIFT after January 1, 2011.
Pengrowth anticipates that distributions received by investors subsequent to January 1, 2011 will be characterized as taxable dividends received from a taxable Canadian corporation and for a person resident in Canada, the taxable dividends will also qualify as eligible dividends.
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
The Normal Growth Guidelines provide that a SIFT’s safe harbour cannot exceed its market capitalization on October 31, 2006. Pengrowth’s market capitalization on October 31, 2006 was approximately $4.8 billion. Pengrowth has issued additional equity after October 31, 2006 of approximately $1.0 billion. Accordingly, Pengrowth may issue additional equity without offending the Normal Growth Guidelines of approximately $3.8 billion. Pengrowth has adhered to the normal growth limits from October 31, 2006 to the date hereof.
The SIFT Legislation will result in material and adverse tax consequences to the Trust and its Unitholders (most particularly investors that are tax exempt or non-residents of Canada as such Unitholders are not entitled to the benefit of the eligible dividend tax treatment that is available to taxable Canadian individuals). It is expected that the imposition of tax at the trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to Unitholders should Pengrowth not convert to a dividend paying corporation on or before January 1, 2011.
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
Pursuant to the SIFT Legislation, amounts in respect of the Trust’s income payable to Non-Resident Unitholders that are not deductible to the Trust will be treated as a taxable dividend from a taxable Canadian corporation. Such dividends will be subject to Canadian withholding tax at a rate of 25 percent, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Convention generally will be entitled to have the rate of withholding reduced to 15 percent of the amount of such dividend. Although the SIFT Legislation may not increase the tax payable by Non-Resident Unitholders in respect of dividends deemed to be paid by the Trust, it is expected that the imposition of tax at the Trust level under the SIFT Legislation would materially reduce the amount of cash available for distributions to Unitholders should Pengrowth not convert to a dividend paying corporation.
Returns of capital to a Unitholder who is not a resident of Canada for purposes of the Tax Act or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act are, and will be under the SIFT Legislation, subject to a 15 percent Canadian withholding tax.
On September 21, 2007, Canada and the United States signed the Protocol to the Canada-U.S. Convention. The Protocol came into force on December 15, 2008, when the two countries formally notified each other that their procedures were complete. The Protocol contains new Article IV(7)(b), a treaty benefit denial rule, which would have increased the Canadian withholding tax on Pengrowth’s distributions to Non-Resident Unitholders who are residents of the US for the purposes of the Canada-US Convention from 15 percent to 25 percent commencing on January 1, 2010 had Pengrowth not elected to be a corporation for United States federal income tax purpose on July 1, 2009. The effect of Pengrowth’s election to be treated as a corporation is to maintain the current withholding tax rate of 15 percent and not subject its U.S. investors to an increase in the 15 percent withholding tax on their distributions starting January 1, 2010. Returns of capital would still be subject to a 15 percent Canadian withholding tax and such rate is not modified by the Protocol. The Protocol also contains measures which, generally speaking, are designed to limit the benefits under the Canada-U.S. Convention to “treaty shopping” transactions or arrangements.
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
The SIFT Legislation may have a material and adverse impact on the Trust and its Unitholders. Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances should Unitholders not approve Pengrowth’s conversion to a dividend paying corporation. See “Risk Factors — The SIFT Legislation has and may continue to materially and adversely affect the Trust, the Unitholders and the value of the Trust Units.”
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of certain United States federal income tax consequences of the ownership and disposition of Trust Units to United States Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury regulations, the Canada-U.S. Convention and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in United States federal income tax consequences to a United States Holder that are materially different from those described below. No rulings from the United States Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may disagree with the description below, and it may not be upheld upon review in court.
The following discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to a United States Holder in light of such holder’s particular circumstances and only addresses holders who hold Trust Units as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the United States federal income tax considerations applicable to holders subject to special rules, such as (i) persons that are not United States Holders; (ii) certain financial institutions, real estate investment trusts, regulated investment companies or insurance companies; (iii) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (iv) traders in securities that elect to use a mark-to-market method of accounting; (v) dealers in securities or currencies; (vi) persons holding Trust Units in connection with a hedging transaction, “straddle”, conversion transaction or other integrated transaction; (vii) persons that acquired the Trust Units in connection with the exercise of employee stock options or otherwise as compensation for services; (viii) persons that own directly, indirectly or constructively ten percent or more, by voting power, of the outstanding equity interests of the Trust; (ix) persons whose “functional currency” is not the United States dollar; (x) persons subject to the alternative minimum tax; and (xi) United States expatriates. In addition, this discussion does not include any description of any estate and gift tax consequences, or the tax laws of any state, local or other government that may be applicable.
As used herein, the term “United States Holder” means a beneficial owner of a Trust Unit that is (i) a citizen or individual resident of the United States as such residency is determined for United States federal income tax purposes, (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation without regard to the source thereof or (iv) a trust if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a pass-through entity, including a partnership or other entity classified as a partnership for United States federal income tax purposes, is a beneficial owner of Trust Units, the United States federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Any owner or partner of a pass-through entity holding Trust Units is urged to consult its own tax advisor.
Classification of the Trust as a Corporation
The Trust has elected under applicable Treasury Regulations to be treated as a corporation for United States federal income tax purposes effective July 1, 2009. Consequently, United States Holders will be subject to United States federal income tax on distributions received from the Trust and dispositions of Trust Units as described below.
Ownership and Disposition of Trust Units
Distributions
Subject to the discussion below under “PFIC Status,” the gross amount of any distribution of cash or property (other than in liquidation) made to a United States Holder with respect to Trust Units (inclusive of any Canadian withholding tax with respect thereto) generally will be includible in income by a United States Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of the Trust as determined under United States federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation on dividends received from a domestic corporation. A distribution in excess of the Trust’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a United States Holder’s adjusted tax basis in its Trust Units and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Trust Units). To the extent that such distribution exceeds the United States Holder’s adjusted tax basis, the distribution will be treated as capital gain, which will be treated as long-term capital gain if such United States Holder’s holding period in its Trust Units exceeds one year as of the date of the distribution and otherwise will be short-term capital gain.
Under current law, the amount of distributions treated as taxable dividends received by non-corporate United States Holders will be “qualified dividend income” to such United States Holders, provided certain holding period and other requirements (including a requirement that the Trust is not a passive foreign investment company (a “PFIC”) in the year of the dividend or the preceding year) are satisfied and the Trust is eligible for benefits under the Canada-U.S. Convention or Trust Units are readily tradable on an established United States securities market. Qualified dividend income received from the Trust before January 1, 2011 will be subject to a maximum rate of United States federal income tax of 15 percent to a United States Holder that is not a corporation, including an individual.
Sale, Exchange or Other Taxable Disposition of Trust Units
Subject to the discussion below under “PFIC Status,” for United States federal income tax purposes, a United States Holder will generally recognize gain or loss on the sale, exchange, or other taxable disposition of any of its Trust Units in an amount equal to the difference between (i) the United States dollar value of the amount realized for the Trust Units and (ii) the United States Holder’s adjusted tax basis (determined in United States dollars) in the Trust Units. Such gain or loss recognized by a United States Holder will be a capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to a sale, exchange, or other disposition of Trust Units held for more than one year are generally subject to preferred rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss for foreign tax credit limitation purposes.

PFIC Status
A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries, either (1) at least 75 percent of its gross income is “passive” income or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.
Based on its current operations, the Trust believes that it is currently not a PFIC and is not expected to be a PFIC for 2010 or for any subsequent taxable year. However, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually. Consequently, there is no assurance that the Trust will not become a PFIC for any taxable year during which a United States Holder holds Trust Units.
If the Trust were classified as a PFIC, for any year during which a United States Holder owns Trust Units (regardless of whether the Trust continues to be a PFIC), the United States Holder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the United States Holder makes an election to be taxed under an alternative regime. In addition, any dividends paid by a PFIC would not be qualifying dividends, and would not be eligible for the reduced rate that currently applies to certain dividends received by United States Holders that are not corporations.
Certain elections may be available to a United States Holder if the Trust were classified as a PFIC. The Trust will provide United States Holders with information concerning the potential availability of such elections if the Trust determines that it is or will become a PFIC.
Other Considerations
Foreign Tax Credits
Any tax withheld by Canadian taxing authorities with respect to distributions on, or proceeds from disposition of, Trust Units may, subject to a number of complex limitations, be claimed as a foreign tax credit against a United States Holder’s United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Trust Units will be foreign-source income and will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States Holder, and gain recognized on the sale of Trust Units will generally be treated as United States source for such purposes. Because of the complexity of the limitations on the use of foreign tax credits, each United States Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.
The Receipt of Canadian Currency
Taxable dividends with respect to Trust Units that are paid in Canadian dollars will be included in the gross income of a United States Holder as translated into United States dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the Canadian dollars, regardless of whether the Canadian dollars are converted into United States dollars at that time. The amount realized upon the sale, exchange or other taxable disposition of Trust Units will generally be based on the United States dollar value of the Canadian dollars received on the settlement date of the disposition. If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any United States Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that will be treated as ordinary income or loss, and generally will be United States source income or loss for foreign tax credit purposes.

United States Holders are urged to consult their own tax advisors concerning the United States tax consequences of acquiring, holding and disposing of Canadian dollars.
Information Reporting and Backup Withholding
A United States Holder may be subject to United States information reporting and backup withholding tax on distributions paid on Trust Units or proceeds from the disposition of Trust Units. Information reporting and backup withholding will not apply, however, to a United States Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a United States Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28-percent rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a United States Holder’s United States federal income tax liability if the required information is timely furnished to the IRS.
UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE TRUST UNITS, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, NON-UNITED STATES AND OTHER TAX LAWS.
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
Pricing and Marketing — Natural Gas
In Canada, the price of natural gas sold in intraprovincial, interprovincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on natural gas quality, prices of competing fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the supply/demand balance and other contractual terms. Natural gas exported from Canada is subject to regulation by the National Energy Board and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to twenty years (in quantities of not more than 30,000 m3/day), must be made pursuant to an order of the National Energy Board. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the National Energy Board and the issue of such a license requires the approval of the Governor in Council.
The Governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere, based on such factors as reserve availability, transportation arrangements and market considerations.
Pricing and Marketing — Natural Gas Liquids
In Canada, the price of NGLs sold in intraprovincial, interprovincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on the quality of the NGLs, prices of competing chemical feed stock, distance to market, access to downstream transportation, length of contract term, the supply/demand balance and other contractual terms. NGLs exported from Canada are subject to regulation by the National Energy Board and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the Government of Canada. NGLs may be exported for a term of no more than one year in respect to propane and butane, and no more than two years in respect to ethane, all exports requiring an order of the National Energy Board.
Royalties
For crude oil, natural gas and related production from federal or provincial government lands, the royalty regime is a significant factor in the profitability of production operations. Royalties payable on production from lands other than government Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on well productivity, geographic location and field discovery date.
From time to time, the provincial governments have established incentive programs for exploration and development. Such programs often provide for royalty reductions, credits and holidays, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.
Alberta
Royalties payable pursuant to petroleum and natural gas leases with the Government of Alberta are ad valorem royalties calculated using the oil or natural gas price and the amount of monthly production.
The Government of Alberta changed the royalty rates effective January 1, 2009 and subsequently added a new well royalty reduction incentive program effective April 1, 2009. The Province has two different royalty programs: the New Royalty Framework and Transitional Royalties.
The New Royalty Framework establishes new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects. Under the new royalty framework, the formula for conventional oil and natural gas royalties uses a sliding rate formula, dependant on the market price and production volumes. Royalty rates for conventional oil range from zero to 50 percent. Natural gas royalty rates range from five to 50 percent. Propane and butanes will have fixed royalty rates of 30 percent, whereas pentanes plus will have a fixed royalty rate of 40 percent. The sulfur royalty rate remains unchanged at 16 ⅔ percent.
The new well royalty reduction incentive program provides $200 per metre drilled royalty credit as well as a five percent royalty rate for the first year of production subject to 50,000 barrel of oil or 500 million cubic feet of gas limitation. The drill credit is limited based on a sliding scale of 2008 Crown production; Pengrowth’s drill credit limit is twenty percent of Alberta Crown royalties.

In November 2008, the Alberta Government announced that companies drilling new natural gas and conventional oil wells at depths between 1,000 and 3,500 metres, which are spud between November 19, 2008 and December 31, 2013, will have a one-time option of selecting new Transitional Royalty rates or the New Royalty Framework rates. Under certain conditions, the transition option provides lower royalties in the initial years of a well’s life. For example, under the transition option, royalty rates for natural gas wells will range from five to 30 percent. The election must be made prior to the end of the first calendar month in which the leased substance is produced. All wells using the Transitional Royalty rates shift to the New Royalty Framework rates on January 1, 2014.
The Deep Oil Exploration Program (“DOEP”) and the Natural Gas Deep Drilling Program (“NGDDP”) are new programs that began January 1, 2009. These programs provide royalty adjustments to new wells. To qualify for such royalty adjustments under the DOEP, exploration wells must have a vertical depth greater than 2,000 meters with a Crown interest and must be spud after January 1, 2009. These oil wells qualify for a royalty exemption on either the first $1,000,000 of royalty or the first 12 months of production, whichever comes first. The NGDDP applies to wells producing at a true vertical depth greater than 2,500 meters. The NGDDP will have an escalating royalty credit in line with progressively deeper wells from $625 per meter to a maximum of $3,750 per meter. There are additional benefits for the deepest wells. Both the DOEP and the NGDDP are five year programs. Any wells spud after December 31, 2013, or any wells that choose the transition option, will not qualify under either program. No royalty adjustments will be granted under either the DOEP or the NGDDP after December 31, 2018.
Approximately 68 percent of our Company Interest production forecast for 2010 is in the Province of Alberta on Crown lands.
British Columbia
In May 2008, the Government of British Columbia introduced the Net Profit Royalty Program, which is governed by the Net Profit Royalty Regulation, in order to stimulate development of high risk and high cost natural gas and oil resources in British Columbia that are not economic under other royalty programs. Under the program, producers can apply to have royalties for a particular project based on the net profits of the project, rather than on simple production figures.
The Province of British Columbia announced an Oil and Gas Stimulus Package on August 6, 2009. This stimulus package included a one year, two percent royalty rate for all wells drilled from September 2009 through June 2010, an increase in deductions for natural gas deep drilling and the inclusion of 1,900 to 2,300 metre horizontal wells in the Deep Royalty Program. The British Columbia natural gas royalty regime is price sensitive, using a “select price” as a parameter in the royalty rate formula. When the reference price, being the greater of the producer price or the Crown set posted minimum price (“PMP”), is below the select price, the royalty rate is fixed. The rate increases as prices increase above the select price. The Government of British Columbia determines the producer prices by averaging the actual selling prices for gas sales with shared characteristics for each company minus applicable costs. If this price is below the PMP, the PMP will be the price of the gas for royalty purposes.
Natural gas is classified as either “conservation gas” or “non-conservation gas”. There are three royalty categories applicable to non-conservation gas, which are dependent on the date on which title was acquired from the Crown and on the date on which the well was drilled. The base royalty rate for non-conservation gas ranges from nine to 15 percent. A lower base royalty rate of eight percent is applied to conservation gas. However, the royalty rate may be reduced for low productivity wells.
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

Approximately five percent of our Company Interest production forecast for 2010 is in the Province of British Columbia on Crown lands.
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
For Crown royalty purposes, crude oil is classified as “heavy oil”, “southwest designated oil” or “non-heavy oil other than southwest designated oil”. There are separate reference prices established for each type of oil which represent the average wellhead price (in $/m3) received by producers during the month for sales of that oil type in Saskatchewan.
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
Approximately seven percent of our Company Interest production forecast for 2010 is in the Province of Saskatchewan.
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
Approximately seven percent of our Company Interest production forecast for 2010 is in the Province of Nova Scotia.

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
Climate Change
Federal
The Canadian federal government has indicated an intention to regulate emissions of industrial GHG emissions from a broad range of industrial sectors in the Regulatory Framework for Air Emissions released April 26, 2007 (the “Framework”) and updated in a March 10, 2008 document entitled Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions (collectively, the “Federal Plan”). The Federal Plan outlines proposed policies to reduce GHG emissions intensity of regulated facilities. New facilities will face reduction requirements, beginning in their fourth year of commercial production, of 2 percent per year from their ‘baseline’ emissions intensity (e.g. the emissions intensity of their third year of commercial production) until at least 2020. Targets will be based on a “cleaner fuel standard” (i.e. the use of natural gas as a fuel) for new facilities commencing production before 2012, although new facilities commencing production in 2012 or later that are built “carbon-capture ready” will not need to meet the cleaner fuel standard until 2018. Compliance options under the Federal Plan will include: making emissions intensity improvements, making investments in certified carbon capture and storage projects (until 2018), buying offsets or emissions performance credits, and, for a portion of each entity’s emissions reduction obligations (the portion would start at 70 percent and decline to zero percent in 2018), making payments to the federal technology fund.
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
The Framework also outlines proposed requirements by the Canadian federal government governing the emission of industrial air pollutants. Proposed compliance mechanisms include fixed emission caps and an emissions credit trading system for certain industrial air pollutants, as well as several options from which companies may choose to meet GHG emission reduction targets. The current status of these proposals is unclear. The Canadian federal government currently imposes reporting obligations under the Canadian Environmental Protection Act, 1999 for facilities that create GHG emissions over 50,000 tonnes CO2e in any year.
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

Effective 2010, under the SGRR, Pengrowth must report if it has GHG emissions of 50,000 tonnes CO2e or more from a facility in any year. Currently, we have three facilities that meet this threshold. Under the SGER, GHG emission limits apply once a facility has direct GHG emissions in a year of 100,000 tonnes CO2e or more. We currently have two facilities that meet this threshold. Under the SGER, any facility coming into commercial production after 2000 will be considered a new facility and will be required to reduce its emission intensity (e.g. tonnes of GHGs emitted per unit of production) by 2 percent per year beginning in its fourth year of commercial operation, up to an aggregate 12 percent reduction from the emissions intensity level of its third year of commercial operation.
The SGER permits Pengrowth to meet the applicable emission limits by making emissions intensity improvements at facilities, offsetting GHG emissions by purchasing offset credits or emission performance credits in the open market, or acquiring ‘fund credits’ by making payments of $15/per tonne to the Alberta Climate Change and Management Fund. The Alberta government intends to raise the price of fund credits and increase the required reductions in GHG emissions intensity to unspecified levels. In addition, Alberta facilities must currently report emissions of industrial air pollutants and comply with obligations imposed in permits and under environmental regulations. Under the Alberta regulations, if the emissions remain at current levels, Pengrowth would be required to purchase “off-setting” credits in 2010 of up to $300,000 from Alberta Environment. In 2009, Pengrowth spent $165,885 on purchasing “off-setting” credits for the Olds Gas Plant. The Judy Creek Gas Conservation Plant did not need to purchase “off-setting” credits as it had a surplus of carbon credits.
British Columbia
The Province of British Columbia intends to reduce its GHG emissions to 33 percent below 2007 levels by 2020 and has set interim targets of 6 percent below 2007 levels by 2012 and 18 percent below 2007 levels by 2016 and, accordingly, has implemented the Greenhouse Gas Reduction Targets Act. The Crown is obliged to report every second year on the amount of reductions achieved in the province, although there is no mechanism in place to measure compliance nor is there any consequence for failing to reach the target. A carbon tax was implemented on the purchase or use of fossil fuels within the Province of British Columbia, starting at $10/ton on July 1, 2008 and rising by $5 per year to $30/ton in 2012. This carbon tax is mostly collected at the wholesale level, but is collected at the retail level for marketable natural gas and propane. Carbon capture and storage is required for all coal-fired electricity generation facilities and a 0.4 percent levy tax has been implemented at the consumer level on electricity, natural gas, grid propane and heating oil that goes towards establishing a Clean Energy Fund.
Saskatchewan
On May 11, 2009, the Province of Saskatchewan introduced Bill 95 An Act Respecting the Management and Reduction of Greenhouse Gases and Adaptation to Climate Change. The new legislation will establish a provincial plan for reducing GHG emissions to meet provincial targets and promote investments in low-carbon technologies. The Province has indicated that it intends to enter into an equivalency agreement with the federal government to achieve equivalent environmental outcomes under provincial regulation.
Nova Scotia
The Province of Nova Scotia has set a goal of lowering GHG emissions by 10 percent below 1990 levels by 2020 and has implemented the Environmental Goals and Sustainable Prosperity Act. The Crown must report annually the amount of reductions achieved in the Province but there is no mechanism for measuring compliance nor are there any consequences for failing to meet the goal.
General Discussion
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
RISK FACTORS
If any of the following risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, our Trust Units. As a result, the trading price of our Trust Units could decline, and you could lose all or part of your investment. Additional risks are described under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2009.
Low oil and natural gas prices could have a material adverse effect on our results of operations and financial condition, which, in turn, could negatively affect the amount of distributions to our Unitholders.
The monthly distributions we pay to our Unitholders depend, in part, on the prices we receive for our oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. While oil prices are set in a much broader global market, natural gas prices are largely dependant on North American economies. Additional factors include:
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
Distributions may be reduced during periods of lower operating cash flow, which result from lower commodity prices and the decision by Pengrowth to make capital expenditures using cash flow. A reduction in distributions could also negatively affect the market price of the Trust Units.
Production and development costs incurred with respect to properties, including power costs and the costs of injection fluids associated with tertiary recovery operations, reduce the royalty income that the Trust receives and, consequently, the amounts we can distribute to our Unitholders.
The timing and amount of capital expenditures will directly affect the amount of income available for distribution to our Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, our ability to make the necessary capital investments to maintain or expand oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions, the cash the Trust receives from the Corporation on the Royalty Units will be reduced, resulting in reductions to the amount of cash we are able to distribute to our Unitholders. A reduction in the amount of cash distributed to Unitholders may negatively affect the market price of the Trust Units.
Actual reserves will vary from reserve estimates, and those variations could be material and may negatively affect the market price of the Trust Units and distributions to our Unitholders.
The value of the Trust Units will depend upon, among other things, our reserves. In making strategic decisions, we generally rely upon reports prepared by our independent reserve engineers. Estimating reserves is inherently uncertain. Ultimately, actual production, revenues and expenditures for the underlying properties will vary from estimates and those variations could be material. Changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our Trust Units. The reserve and cash flow information contained herein represent estimates only. Petroleum engineers consider many factors and make assumptions in estimating reserves. Those factors and assumptions include:
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
If any of these factors and assumptions proves to be inaccurate, our actual results may vary materially from our reserve estimates. Many of these factors are subject to change and are beyond our control. In particular, changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty that could result in lower production and reserves than anticipated. A significant portion of our reserves are classified as “undeveloped” and are subject to greater uncertainty than reserves classified as “developed”.
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
If we are unable to acquire additional reserves, the value of the Trust Units and distributions to our Unitholders may decline.
Our future oil and natural gas reserves and production, and therefore the cash flows of the Trust, will depend upon our success in acquiring and/or developing additional reserves. If we fail to add reserves by acquiring or developing them, our reserves and production will decline over time as current reserves are produced. When reserves from our properties can no longer be economically produced and marketed, our Trust Units will have no value unless additional reserves have been acquired or developed. If we are not able to raise capital on favourable terms, we may not be able to add to or maintain our reserves. If we use our cash flow to acquire or develop reserves, we will reduce our cash available to be distributed to Unitholders. There is strong competition in all aspects of the oil and gas industry, including reserve acquisitions. We will actively compete for reserve acquisitions and skilled industry personnel with other oil and gas companies and energy trusts. However, we cannot assure you that we will be successful in acquiring additional reserves on terms that meet our objectives.
Continued uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions.
Continued uncertainty in domestic and international credit markets could materially affect our ability to access sufficient capital for our capital expenditures and acquisitions and, as a result, may have a material adverse effect on our ability to execute our business strategy and on our financial condition. There can be no assurance that financing will be available or sufficient to meet these requirements or for other corporate purposes or, if financing is available, that it will be on terms appropriate and acceptable to us. Should the lack of financing and uncertainty in the capital markets adversely impact our ability to refinance debt, additional equity may be issued resulting in a dilutive effect on current and future Unitholders.

In the normal course of our business, we have entered into contractual arrangements with third parties that subject us to the risk that such parties may default on their obligations.
We are exposed to third party credit risk through our contractual arrangements with current or future joint venture partners, marketers of our petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to us, such failures could have a material adverse effect on us and our cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in our ongoing capital program, potentially delaying the program and the results of such program until we find a suitable alternative partner.
Our operation of oil and natural gas wells could subject us to potential environmental claims and liabilities, which will be funded out of our cash flow and will reduce cash flow otherwise available for distribution to Unitholders.
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
There is strong competition in all aspects of the oil and gas industry. We will actively compete for capital, skilled personnel, undeveloped lands, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market oil and other products on a world-wide basis and, as such, have greater technical, financial and operational resources than Pengrowth.
We have recently announced significant changes to our value creation strategy and have made and are making significant changes in our senior management. There can be no assurance that management will be successful in implementing our revised value creation strategy or that the intended benefits of our strategy will be realized to create value for our securityholders.
Incorrect assessments of value at the time of acquisitions could adversely affect the value of our Trust Units and distributions to our Unitholders.
Acquisitions of oil and gas properties or companies are based in large part on engineering and economic assessments made by independent engineers. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond our control. All such assessments involve a measure of geologic and engineering uncertainty which could result in lower than anticipated production and reserves.
Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders.
We are indebted under the Credit Facility, the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes, the 2008 Senior Notes and the U.K. Senior Notes. Certain covenants in the agreements with our lenders may limit the amount of distributions paid to Unitholders. See “Distributions — Restrictions on Distributions”. Variations in interest rates, exchange rates and scheduled principal repayments could result in significant changes in the amount we are required to apply to the service of our outstanding indebtedness. If we become unable to pay our debt service charges or otherwise cause an event of default to occur, our lenders may foreclose on, or sell, our properties. The net proceeds of any such sale will be allocated firstly to the repayment of our lenders and other creditors and only the remainder, if any, would be payable to the Trust by the Corporation. In addition, we may not be able to refinance some or all of these debt obligations through the issuance of new debt obligations on the same terms, and we may be required to refinance through the issuance of new debt obligations on less favorable terms or through the issuance of additional securities or through other means. In any such event, the amount of cash available for distribution may be diluted or adversely impacted and such dilution or impact may be significant.
We are dependent on our management and the loss of our key management and other personnel could negatively impact our business.
Our Unitholders are entirely dependent on the management of the Corporation with respect to the acquisition of oil and gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to properties and the administration of Pengrowth. The loss of the services of key individuals who currently comprise our management team could have a detrimental effect on Pengrowth. In addition, increased activity within the oil and gas sector can increase the cost of goods and services and make it more difficult to attract and retain qualified professional staff.
A decline in our ability to market our oil and natural gas production could have a material adverse effect on production levels or on the price received for production, which, in turn, could reduce distributions to our Unitholders and affect the market price of the Trust Units.
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
The operations of the wells located on properties not operated by us are generally governed by operating agreements which typically require the operator to conduct operations in a good and workman-like manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or willful misconduct. In addition, third-party operators are generally not fiduciaries with respect to Pengrowth or the Unitholders. As owner of working interests in properties not operated by it, we will generally have a cause of action for damages arising from a breach of the operator’s duty. Although not established by definitive legal precedent, it is unlikely that we or our Unitholders would be entitled to bring suit against third-party operators to enforce the terms of the operating agreements. Therefore, our Unitholders will be dependent upon us, as owner of the working interest, to enforce such rights.

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
Fluctuations in foreign currency exchange rates could adversely affect our business, the market price of the Trust Units and distributions to our Unitholders.
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
Being a limited purpose trust makes the Trust largely dependent upon the operations and assets of the Corporation. If the oil and natural gas reserves associated with the resource properties of the Corporation are not supplemented through additional development or the acquisition of oil and natural gas properties, our ability to continue to generate cash flow for distribution to Unitholders may be adversely affected.
The Trust is a limited purpose trust which is dependent upon the operations and assets of the Corporation. Our income will be received from the production of crude oil and natural gas from its properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. Since the primary focus is to pursue growth opportunities through the development of existing reserves and the acquisition of new properties, our involvement in the exploration for oil and natural gas is minimal. As a result, if the oil and natural gas reserves associated with our resource properties are not supplemented through additional development or the acquisition of oil and natural gas properties, our ability to continue to generate cash flow for distribution to Unitholders may be adversely affected.
We may incur material costs as a result of compliance with health, safety and environmental laws and regulations which could negatively affect our financial condition and, therefore, reduce distributions to our Unitholders and decrease the market price of the Trust Units.
Compliance with environmental laws and regulations could materially increase our costs. We may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with legislation and regulations to reduce emissions of GHGs into the air.
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
The SIFT Legislation has and may continue to materially and adversely affect Pengrowth, the Unitholders and the value of the Trust Units.
Should Pengrowth not convert to a dividend paying corporation, it is expected that the SIFT Legislation will subject the Trust to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to the Unitholders. Based on the Canadian federal income tax rates and the expected provincial tax rates, we estimate that the SIFT Legislation will, commencing on January 1, 2011, reduce the amount of cash available to the Trust to distribute to its Unitholders. Under the current SIFT Legislation, the proposed tax is expected to be 26.5 percent in 2011 and 25 percent in 2012, assuming a provincial tax rate of ten percent being the applicable tax rate in the Province of Alberta where we anticipate 80 percent of our revenue will be generated in 2010. Subject to the availability of tax pools, the application of the SIFT Legislation will reduce the amount of cash available to the Trust to distribute to its Unitholders by an amount equal to 26.5 percent in 2011 (and by 25 percent in 2012 and thereafter) multiplied by the amount of the pre-tax income distributed by the Trust. A reduction in the value of the Trust Units would be expected to increase the cost to the Trust of raising capital in the public capital markets. In addition, the SIFT Legislation is expected to substantially eliminate the competitive advantage the Trust currently enjoys compared to corporate competitors in raising capital in a tax efficient manner, while placing the Trust at a competitive disadvantage compared to industry competitors, including U.S. master limited partnerships, which are expected to continue not to be subject to entity-level taxation. The SIFT Legislation is also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may be more difficult for Pengrowth to compete effectively for acquisition opportunities in the future. There can be no assurance that Pengrowth will be able to reorganize its legal and tax structure to reduce the expected impact of the SIFT Legislation.
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
Furthermore, we have announced our intention to convert to a dividend paying corporation prior to January 1, 2011. There can be no assurance that we will be able to complete our conversion by January 1, 2011 and in the event that we are unable to complete the conversion by that date, the SIFT Legislation will subject us to trust level taxation beginning on January 1, 2011.
If the Trust ceases to qualify as a mutual fund trust prior to the imposition of the SIFT Legislation it would adversely affect the value of our Trust Units.
It is intended that the Trust will at all times qualify as a mutual fund trust for the purposes of the Tax Act, subject to our intention to convert to a dividend paying corporation.
Notwithstanding the steps taken or to be taken by us, no assurance can be given that the status of the Trust as a mutual fund trust will not be challenged by a relevant taxation authority. If the Trust’s status as a mutual fund trust is determined to have been lost, certain negative tax consequences will have resulted for the Trust and its Unitholders. These negative tax consequences include the following:
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
Changes to accounting policies, including the implementation of IFRS, may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our Credit Facility.
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that IFRS will replace Canadian GAAP in 2011 for Canadian publicly accountable enterprises. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences that must be evaluated. The implementation of IFRS may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our Credit Facility. At this time, we cannot reasonably quantify the full impact that adopting IFRS will have on our financial position and future results. See “Distributions — Restrictions on Distributions — Revolving Credit Facility”.
The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.
The Trust is an Alberta trust and the Corporation is an Alberta corporation. Both the Trust and the Corporation have their principal places of business in Canada. The majority of the directors and officers of the Corporation are residents of Canada and all or a substantial portion of the assets of such persons and of Pengrowth are located outside of the United States. Consequently, it may be difficult for United States investors to affect service of process within the United States upon Pengrowth or such persons or to realize in the United States upon judgments of courts of the United States predicated upon civil remedies under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts:
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
Trust Units should not be viewed by investors as shares in the Corporation. Trust Units are also dissimilar to conventional debt instruments in that there is no principal amount owing to our Unitholders. Trust Units represent a fractional interest in the Trust. Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The Trust’s assets are royalty units of, net profits interests in, indebtedness and common shares of, the Corporation, as well as certain facilities interests, and may also include certain other investments permitted under the Trust Indenture. The trading price of our Trust Units is a function of, among other things, anticipated cash flow, the oil and natural gas properties acquired by us and the ability to effect long-term growth in the value of Pengrowth. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates and our ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of our Trust Units.
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
We incorporate additional information with respect to production and reserves which is either not required to be included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of Proved, Proved Plus Probable and Possible Reserves, as well as Contingent Resources. The SEC permits, but does not require, the inclusion of estimates of probable and possible reserves in filings made with it by United States oil and gas companies. The SEC does not permit the inclusion of estimates of Contingent Resources in reports filed with it by United States companies.
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
Unitholders who are United States persons face certain income tax risks.
The United States federal income tax risks related to owning and disposing of our Trust Units include the following:
•	A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC if it generates primarily passive income or the greater part of its assets generate, or are held for the production of, passive income. We currently believe that we are not a PFIC although no assurance can be given that we will not be a PFIC in 2010 or thereafter. If we were classified as a PFIC, for any year during which a United States Unitholder owns Trust Units, such United States Unitholder would generally be subject to special adverse rules including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends. Certain elections may be available to a United States Unitholders if we were classified as a PFIC to alleviate these adverse tax consequences.

•	Qualified dividend income received from the Trust before January 1, 2011 will be subject to a maximum rate of United States federal income tax of 15 percent to a United States Holder that is not a corporation, including an individual. This preferred rate may not be extended beyond December 31, 2010.
Changes in government regulations that affect the crude oil and natural gas industry could adversely affect us and reduce our distributions to our Unitholders.
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
Government regulations may change from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas or increase our costs, either of which would have a material adverse impact on Pengrowth.

Terrorist attacks and the threat of terrorist attacks may have an adverse impact on Pengrowth.
Energy sector participants, including Pengrowth, are a potential target for terrorists. The possibility that infrastructure facilities may be direct targets of, or indirect casualties of, an act of terror and the implementation of security measures as a precaution against possible terrorist attacks will result in increased cost to our business.
Delays in business operations could adversely affect the Trust’s distributions to Unitholders and the market price of the Trust Units.
In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of our properties, and the delays of those operators in remitting payment to us, payments between any of these parties may also be delayed by:
•	restrictions imposed by lenders;

•	accounting delays;

•	delays in the sale or delivery of products;

•	delays in the connection of wells to a gathering system;

•	blowouts or other accidents;

•	adjustments for prior periods;

•	recovery by the operator of expenses incurred in the operation of the properties; or

•	the establishment by the operator of reserves for these expenses.
Any of these delays could reduce the amount of cash available for distribution to Unitholders in a given period and expose us to additional third party credit risks.
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
Notwithstanding the fact that Alberta has adopted legislation purporting to limit Unitholder liability, because of uncertainties in the law relating to investment trusts, there is a risk that a Unitholder could be held personally liable for our obligations in respect of contracts or undertakings which we enter into and for certain liabilities arising otherwise than out of contracts including claims in tort, claims for taxes and possibly certain other statutory liabilities. We have structured Pengrowth and attempted to conduct its business in a manner which mitigates its liability exposure and where possible, limits its liability to Trust property. However, such protective actions may not completely avoid Unitholder liability. Notwithstanding our attempts to limit Unitholder liability, Unitholders may not be protected from our liabilities to the same extent that a shareholder is protected from the liabilities of a corporation. Further, although we have agreed to indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of the Unitholder not having limited liability, we cannot assure prospective investors that any assets would be available in these circumstances to reimburse Unitholders for any such liability. Legislation that purports to limit Unitholder liability has been implemented in Alberta but there is no assurance that such legislation will eliminate all risk of Unitholder liability. Additionally, the legislation does not affect the liability of Unitholders with respect to any act, default, obligation or liability that arose prior to July 1, 2004.
The redemption right of Unitholders is limited.
Unitholders have a limited right to require us to repurchase Trust Units, which is referred to as a redemption right. See “Description of Trust Units — Redemption Right”. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Our ability to pay cash in connection with a redemption is subject to limitations. Any securities which may be distributed in specie to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.
The industry in which we operate exposes us to potential liabilities that may not be covered by insurance.
Our operations are subject to all of the risks normally associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells and the production and transportation of oil and natural gas. These risks and hazards include encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injury, loss of life or environmental and other damage to our property and the property of others. We cannot fully protect against all of these risks, nor are all of these risks insurable. We may become liable for damages arising from these events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. While we have both safety and environmental policies in place to protect our operators and employees and to meet regulatory requirements in areas where we operate, any costs incurred to repair damages or pay liabilities would reduce the funds available for distribution to the Unitholders.

MARKET FOR SECURITIES
Our Trust Units are listed on the TSX and the NYSE under the symbols “PGF.UN” and “PGH”, respectively.

	Toronto Stock Exchange				New York Stock Exchange
	Trust Unit Price Range				Trust Unit Price Range
	High	Low	Close	Volume	High	Low	Close	Volume
	(Canadian $ per Trust Unit)				(U.S. $ per Trust Unit)
2009
January	12.33	9.24	10.15	8,358,692	10.11	7.40	8.31	28,890,238
February	10.49	6.33	7.26	8,912,881	8.57	5.07	5.64	29,011,962
March	8.15	5.84	7.10	13,292,672	6.67	4.51	5.58	32,749,969
April	8.13	6.71	7.75	7,903,867	6.82	5.30	6.57	22,218,019
May	9.75	7.71	9.50	10,671,708	8.85	6.39	8.76	31,814,565
June	9.81	8.68	9.18	8,358,692	9.00	7.50	7.90	28,810,956
July	9.09	7.49	8.78	7,701,403	8.39	6.43	8.23	28,337,061
August	9.77	8.85	9.40	7,476,432	9.01	8.21	8.62	21,763,092
September	11.33	8.95	11.33	13,588,246	10.54	8.08	10.51	31,307,977
October	11.39	9.60	10.26	23,603,708	10.61	8.80	9.20	47,559,265
November	10.52	9.76	10.13	8,142,095	10.04	9.04	9.61	22,417,294
December	10.42	9.40	10.15	10,736,778	9.94	8.88	9.63	26,691,909
Prior to January 15, 2010, the Debentures were listed on the TSX under the symbol “PGF.DB”.

	Toronto Stock Exchange
	Debenture Price Range
	High	Low	Close	Volume
	(Canadian $ per Debenture)
2009
January	97.00	93.00	96.50	746,150
February	96.25	91.50	95.75	1,079,000
March	95.50	90.00	93.00	912,000
April	95.00	92.00	95.00	7,555,000
May	99.95	94.50	99.55	3,083,150
June	100.00	99.50	100.00	3,468,000
July	101.50	99.60	100.50	2,540,000
August	102.00	100.65	101.50	742,000
September	102.99	100.70	101.85	1,310,000
October	102.00	101.50	101.50	1,623,000
November	102.75	101.50	102.75	925,000
December	102.99	102.00	102.25	1,342,000

On January 15, 2010, the Debentures were redeemed at a cash redemption price of $1,025 per $1,000 principal value for a total cost of $76,609,525 plus accrued and unpaid interest to the redemption date. See “Pengrowth Energy Trust — Recent Developments — Convertible Debentures”. The Debentures have subsequently been de-listed from the TSX.

DIRECTORS AND OFFICERS
The Trust does not have any directors or officers. The following is a summary of information relating to the directors and officers respectively of the Corporation, the administrator of the Trust.
Directors and Officers of the Corporation
The name, jurisdiction of residence, position held and principal occupation of each director and officer of the Corporation are set out below:

			Trust Units
			Controlled or
Name and Jurisdiction	Position with		Beneficially
of Residence	Pengrowth Corporation	Principal Occupation	Owned(1)

John B. Zaozirny(2)(3)	Chairman and Director (Director since	Vice Chair	35,100
Alberta, Canada	1988)	Canaccord Capital Corporation

Derek W. Evans	President, Chief Executive Officer and	President and Chief	155,380
Alberta, Canada	Director (since 2009)	Executive Officer Pengrowth Corporation

Thomas A. Cumming(3)(4)(5)	Director (since 2000)	Business Consultant	8,678
Alberta, Canada

Wayne K. Foo(2)(4)	Director (since 2006)	President and Chief Executive Officer	4,273
Alberta, Canada		Parex Resources Inc. (energy company)

James S. Kinnear	Chairman Emeritus and Director (since 1988)	President	3,780,320
Alberta, Canada		Kinnear Financial Limited

James D. McFarland(4)(5)	Director (since 2010)	Business Consultant	—
Alberta, Canada

Michael S. Parrett(2)(3)(5)	Director (since 2004)	Business Consultant	4,000
Ontario, Canada

A. Terence Poole(2)(5)	Director (since 2005)	Business Consultant	40,000
Alberta, Canada

D. Michael G. Stewart(3)(4)	Director (since 2006)	Corporate Director	21,251
Alberta, Canada

Nicholas C.H. Villiers	Director (since 2007)	Business Consultant	—
London, England

Douglas C. Bowles	Vice President and Controller	Vice President and	36,590
Alberta, Canada	(since March 1, 2006)	Controller Pengrowth
	Controller (since 2005)	Corporation

James E.A. Causgrove	Vice President, Production and	Vice President, Production	75,015
Alberta, Canada	Operations (since 2005)	and Operations
		Pengrowth Corporation

William G. Christensen	Vice President, Strategic Planning and	Vice President, Strategic	56,514
Alberta, Canada	Reservoir Exploitation (since 2005)	Planning and Reservoir
		Exploitation Pengrowth
		Corporation

James M. Donihee	Vice President and Chief of Staff	Vice President and Chief of	36,607
Alberta, Canada	(since 2007)	Staff Pengrowth Corporation

			Trust Units
			Controlled or
Name and Jurisdiction	Position with		Beneficially
of Residence	Pengrowth Corporation	Principal Occupation	Owned(1)

Larry B. Strong	Vice President, Geosciences (since 2005)	Vice President, Geosciences	53,981
Alberta, Canada		Pengrowth Corporation

Christopher G. Webster	Chief Financial Officer (since 2005)	Chief Financial Officer	120,295
Alberta, Canada	Treasurer (2000 — 2005)	Pengrowth Corporation

Notes:
(1)	As at December 31, 2009 and excluding Trust Units issuable upon the exercise of outstanding rights or deferred entitlement units.

(1)	Member of Corporate Governance Committee.

(2)	Member of Compensation Committee.

(3)	Member of Reserves, Operations and Environmental, Health and Safety Committee.

(4)	Member of Audit Committee.
As at December 31, 2009, the foregoing directors and officers, as a group, beneficially owned, directly or indirectly, 4,428,004 Trust Units or approximately 1.53 percent of the issued and outstanding Trust Units and held rights and deferred entitlement units to acquire a further 2,078,667 Trust Units. The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective individuals.
The term of each director expires at the next annual meeting of Unitholders.
Each of the foregoing directors and officers has had the same principal occupation for the previous five years except for Wayne Foo who was President and Chief Executive Officer of Petro Andina Resources Inc., the predecessor to Parex Resources Inc., from 2003 to 2009, Terry Poole who was Executive Vice President, Corporate Strategy and Development at Nova Chemicals Corporation from 2001 to 2006; James McFarland who was President and Chief Executive Officer and a Director of Verenex Energy Inc. from March 2004 until December 2009; Derek Evans who was President of Focus Energy Trust from 2002 to 2008; Chris Webster who was Vice President, Treasurer from September 30, 2004 to 2005; Larry Strong who was Vice President, Geosciences & Officer of Petrofund Corp. from 2004 to 2005; Bill Christensen who was Vice President, Planning of Northrock Resources from 2000 to 2005; Jim Causgrove who was Manager, New Growth Opportunities of Chevron Texaco Canada from 2003 to 2005; Doug Bowles who was Financial Reporting Manager from 2003 to 2005 of ExxonMobil Canada; and James Donihee who was Chief Operating Officer of the National Energy Board (Canada) from 2003 to 2007.
Corporate Cease Trade Orders or Bankruptcies
No director, executive officer or controlling security holder of Pengrowth is, as at the date of this Annual Information Form, or has been, within the past 10 years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity:
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

Personal Bankruptcies
No director, executive officer or controlling security holder of Pengrowth has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.
Penalties or Sanctions
No director, executive officer or controlling security holder of Pengrowth has:
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

Financially
Name	Independent	Literate	Relevant Education and Experience
Thomas A. Cumming	Yes	Yes	Mr. Cumming was President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool, and serves as a Director of the Alberta Capital Market Foundation. He is also a past president of the Calgary Chamber of Commerce. Mr. Cumming is a professional engineer and holds a Bachelor of Applied Science degree in Engineering and Business from the University of Toronto.

James D. McFarland	Yes	Yes	Mr. McFarland has more than 37 years of experience in the oil and gas industry, most recently as President and CEO, director and co-founder of Verenex Energy Inc. He has served in senior executive roles as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23-year career with Imperial Oil Limited and other Exxon affiliates in Canada, the US and western Europe.

Mr. McFarland is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, and the Society of Petroleum Engineers International. Mr. McFarland received a Bachelor of Science in Chemical Engineering from Queen’s University and a Master of Science in Petroleum Engineering from the University of Alberta.

Financially
Name	Independent	Literate	Relevant Education and Experience
Michael S. Parrett	Yes	Yes	Mr. Parrett is currently an independent consultant providing advisory service to various companies in Canada and the United States. Mr. Parrett is Chairman of Gabriel Resources Limited, a director of Stillwater Mining Company and until October 31, 2008 was a member of the board of Fording Inc. and served as a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. Mr. Parrett is a chartered accountant and holds a Bachelor of Arts in Economics from York University.

A. Terence Poole	Yes	Yes	Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth. He retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development. Mr. Poole currently serves on the board of directors for Methanex Corporation. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation.
Principal Accountant Fees and Services
The following table provides information about the aggregate fees billed to Pengrowth for professional services rendered by KPMG LLP during fiscal 2009 and 2008:

	2009	2008
Audit Fees	1,314	1,037
Audit Related Fees	—	—
Tax Fees	208	98
All Other Fees	—	—
Total	1,522	1,135
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
Tax Fees
During 2009 and 2008 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for Pengrowth and its subsidiaries, tax advice and planning and commodity tax consultation.
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
Properties may not be acquired from persons not at arm’s length with the Corporation at prices which are greater than fair market value and properties may not be sold to persons not at arm’s length with the Corporation at prices which are less than fair market value, in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Board of Directors. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of Unitholders in accordance with the requirements of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.
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
Mr. John Zaozirny, the Chairman of the Board of Directors, is the Vice Chair of Canaccord Capital Corporation. Canaccord Capital Corporation participated as a member of the syndicate of underwriters in connection with the October 23, 2009 equity offering by the Trust of 28,847,000 Trust Units and received a portion of the underwriters’ fee from the offering.

INTERESTS OF EXPERTS
As of the date hereof, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Trust Units. As of the date hereof, the directors and officers of GLJ, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Trust Units.
KPMG LLP are the auditors of the Trust and have confirmed that they are independent with respect to the Trust within the meaning of the Rules of Professional Conduct of the Alberta Institute of Chartered Accountants.
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
MATERIAL CONTRACTS
The only material contracts entered into by the Corporation or the Trust during the most recently completed financial year, or before the most recently completed financial year that is still in effect, other than during the ordinary course of business, are as follows:
1.	Trust Indenture;

2.	Royalty Indenture;

3.	the Corporation’s unanimous shareholder agreement;

4.	the Fifth Amended and Restated Credit Agreement dated June 17, 2007 between Pengrowth and a syndicate of eleven financial institutions concerning the Credit Facility;

5.	the Note Purchase Agreement dated August 21, 2008 concerning the 2008 Senior Notes;

6.	the Note Purchase Agreement dated July 26, 2007 concerning the 2007 U.S. Senior Notes;

7.	the Note Purchase Agreement dated December 1, 2005 concerning the U.K. Senior Notes;

8.	the Note Purchase Agreement dated April 23, 2003 concerning the 2003 U.S. Senior Notes;

9.	the Distribution Agreement; and

10.	the underwriting agreement relating to the October 23, 2009 bought deal public offering of 28,847,000 Trust Units.
Copies of these contracts have been filed by the Trust on SEDAR and are available through the SEDAR website at www.sedar.com.
CODE OF ETHICS
Pengrowth has adopted a code of ethics, as that term is defined in Form 40-F under the U.S. Securities Exchange Act of 1934 (the “Code of Ethics”) that applies to Pengrowth’s management, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Ethics is available for viewing on our website www.pengrowth.com, under the name “Code of Business Conduct and Ethics”, and is available in print to any Unitholder who requests it.

The Board of Directors approved changes to the Code of Ethics on November 11, 2009 in order to clarify that any retaliation against directors, officers, employees, consultants and contractors of Pengrowth who report possible violations of law or the Code of Ethics is prohibited and to make other clerical amendments. All employees are required to accept the Code annually.
During the year ended December 31, 2009, Pengrowth has not granted any waivers (including implicit waivers) from the Code of Ethics in respect of its Chief Executive Officer, Chief Financial Officer or its principal accounting officer.
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
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration, the Manager’s remuneration, the principal holders of Trust Units and securities authorized for issuance under equity compensation plans, is contained in Pengrowth’s Management Information Circular dated May 5, 2009, which relates to the Annual and Special Meeting of Unitholders held on June 9, 2009. Pengrowth’s next meeting of Unitholders is scheduled to take place in the second quarter of 2010. A current management information circular will be prepared and distributed not less than 20 days before the date of such meeting. Additional financial information is contained in the Trust’s comparative consolidated financial statements and associated management’s discussion and analysis for the years ended December 31, 2009 and 2008, which are included in the Trust’s Annual Report for the year ended December 31, 2009.
Additional information relating to Pengrowth Energy Trust may be found on SEDAR at www.sedar.com.
For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:
Investor Relations
Pengrowth Energy Trust
Suite 2100, 222 — 3rd Avenue S.W.
Calgary, Alberta T2P 0B4
Telephone: (403) 233-0224
(888) 744-1111
Fax: (866) 341-3586
Website: www.pengrowth.com
E-mail: investorrelations@pengrowth.com

APPENDIX A TO AIF
Report On Reserves Data By Independent
Qualified Reserves Evaluator On Form 51-101F2

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR
To the board of directors of Pengrowth Corporation (the “Company”):
1.	We have prepared an evaluation of the Company’s reserves data as at December 31, 2009. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2009, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:

	Description and		Net Present Value of Future Net Revenue
	Preparation Date	Location of Reserves	(before income taxes, 10 percent discount rate -
Independent Qualified	of Evaluation	(Country or Foreign	$MM)
Reserves Evaluator	Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	January 15, 2010	Canada	—	$4,885	—	$4,885

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

EXECUTED as to our report referred to above: GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 5, 2010.
(signed) “Doug R. Sutton”
Doug R. Sutton, P.Eng.
Vice-President

APPENDIX B TO AIF
Report Of Management And Directors On
Oil And Gas Disclosure On Form 51-101F3

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
RESERVES DATA AND OTHER INFORMATION
Management of Pengrowth Corporation (the “Company”) are responsible for the preparation and disclosure of information with respect to the oil and gas activities of Pengrowth Energy Trust (the “Pengrowth Trust”) in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009, estimated using forecast prices and costs.
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

/s/ Derek W. Evans
Derek W. Evans
President and Chief Executive Officer Pengrowth Corporation

/s/ William G. Christensen
William G. Christensen
Vice President, Strategic Planning and Reservoir Exploitation Pengrowth Corporation

/s/ Wayne Foo
Wayne Foo
Director Pengrowth Corporation

/s/ D. Michael G. Stewart
D. Michael G. Stewart
Director Pengrowth Corporation

March 8, 2010

APPENDIX C TO AIF
Audit Committee Terms of Reference

TERMS OF REFERENCE
AUDIT COMMITTEE
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
Objectives
The Audit Committee is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities. The Corporation is the administrator of Pengrowth Energy Trust (the “Trust”), an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1988 and amended and restated July 1, 2009 (the “Trust Indenture”). The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to as “Pengrowth”.
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
Composition
Audit Committee members must meet the requirements of applicable securities laws and each of the stock exchanges on which the units of the Trust trade. The Audit Committee will be comprised of three or more directors as determined by the Board. Each member of the Audit Committee shall be “independent” and “financially literate”, as those terms are defined in National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian Securities Administrators (as set out in Schedule “A” hereto), Rule 10A-3 promulgated under the Securities Exchange Act of 1934 (as set out in Schedule “B” hereto), and Section 303A.02 of the New York Stock Exchange Listed Company Manual (as set out in Schedule “C” hereto), as applicable, and as “financially literate” is interpreted by the Board in its business judgement. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise as defined by paragraph (8) of general instruction B to Form 40-F and as interpreted by the Board in its business judgement.
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
A meeting may be called by any member of the Audit Committee or the Board Chairman or the Chief Executive Officer (“CEO”) of the Corporation. A notice of time and place of every meeting of the Audit Committee shall be given in writing to each member of the Audit Committee at least two business days prior to the time fixed for such meeting, unless notice of a meeting is waived by all members entitled to attend. Attendance of a member of the Audit Committee at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
A quorum for meetings of the Audit Committee shall require a majority of its members present in person or by telephone. If the chair of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee present at the meeting will be chosen to preside by a majority of the members of the Audit Committee present at that meeting.
The Board Chairman and the President and CEO of the Corporation shall be available to advise the Audit Committee, shall receive notice of meetings and may attend meetings of the Audit Committee at the invitation of the chair. Other management representatives, as well as Pengrowth’s internal and external auditors, may be invited to attend as necessary. Notwithstanding the foregoing, the chair of the Audit Committee shall hold in camera sessions, without management present, at every meeting of the Committee.
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

3.	Ensure that adequate procedures are in place for the review of Pengrowth’s public disclosure of financial information extracted or derived from Pengrowth’s financial statements, other than the public disclosure referred to in paragraph 2 above and periodically assess the adequacy of those procedures.

4.	Be responsible for reviewing the disclosure contained in Pengrowth’s annual information form as required by Form 52-110F1 Audit Committee Information Required in an AIF, attached to NI 52-110. If proxies are solicited for the election of directors of the Corporation, the Audit Committee shall be responsible for ensuring that Pengrowth’s information circular includes a cross-reference to the sections in Pengrowth’s annual information form that contain the information required by Form 52-110F1.
External Auditors
1.	The Audit Committee shall advise the external auditors of their accountability to the Audit Committee and the Board as representatives of the unitholders of the Trust to whom the external auditors are ultimately responsible. The external auditors shall report directly to the Audit Committee. The Audit Committee is directly responsible for overseeing the work of the external auditors, shall review at least annually the independence and performance of the external auditors and shall annually recommend to the Board the appointment of the external auditors or approve any discharge of auditors when circumstances warrant. The Audit Committee shall, on an annual basis, obtain and review a report by the external auditor describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and Pengrowth.

2.	Approve the fees and other compensation to be paid to the external auditors.

3.	Pre-approve all services to be provided to Pengrowth or its subsidiary entities by Pengrowth’s external auditors and all related terms of engagement.
Other Audit Committee Responsibilities
1.	Establish procedures for: (i) the receipt, retention and treatment of complaints received by Pengrowth regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential and anonymous submission by employees of Pengrowth of concerns regarding questionable accounting or auditing matters.

2.	Review and approve Pengrowth’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Pengrowth.

Discretionary Duties
The Audit Committee’s responsibilities may, at the Audit Committee’s discretion, also include the following:
Review Procedures
1.	In consultation with management, the internal auditors and the external auditors, consider the integrity of Pengrowth’s financial reporting processes and controls and the performance of Pengrowth’s internal financial accounting staff; discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures; and review significant findings prepared by the internal or external auditors together with management’s responses.

2.	Review, with financial management, the internal auditors and the external auditors, Pengrowth’s policies relating to risk management and risk assessment.

3.	Meet separately with each of management, the internal auditors and the external auditors to discuss difficulties or concerns, specifically: (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; (ii) any changes required in the planned scope of the audit; and (iii) the responsibilities, budget, and staffing of the internal audit function, and report to the Board on such meetings.

4.	Conduct an annual performance evaluation of the Audit Committee.
Internal Auditors
1.	Review the annual audit plans of the internal auditors.

2.	Review the significant findings prepared by the internal auditors and recommendations issued by any external party relating to internal audit issues, together with management’s response.

3.	Review the adequacy of the resources of the internal auditors to ensure the objectivity and independence of the internal audit function.

4.	Consult with management on management’s appointment, replacement, reassignment or dismissal of the internal auditors.

5.	Ensure that the internal auditors have access to the Board Chairman and the President and CEO.
External Auditors
1.	On an annual basis, the Audit Committee should review and discuss with the external auditors all significant relationships they have with Pengrowth that could impair the auditors’ independence.

2.	The Audit Committee shall review the external auditors audit plan — discuss scope, staffing, locations, and reliance upon management and general audit approach.

3.	Consider the external auditors’ judgments about the quality and appropriateness of Pengrowth’s accounting principles as applied in its financial reporting.

4.	Be responsible for the resolution of disagreements between management and the external auditors regarding financial performance.

5.	Ensure compliance by the external auditors with the requirements set forth in National Instrument 52-108 Auditor Oversight.

6.	Ensure that the external auditors are participants in good standing with the Canadian Public Accountability Board (“CPAB”) and participate in the oversight programs established by the CPAB from time to time and that the external auditors have complied with any restrictions or sanctions imposed by the CPAB as of the date of the applicable auditor’s report relating to Pengrowth’s annual audited financial statements.

7.	Monitor compliance with the lead auditor rotation requirements of Regulation S-X.
Other Audit Committee Responsibilities
1.	On at least an annual basis, review with Pengrowth’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, Pengrowth’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

2.	Annually prepare a report to unitholders as required by the United States’ Securities and Exchange Commission; the report should be included in Pengrowth’s annual information circular.

3.	Ensure due compliance with each obligation to certify, on an annual and interim basis, internal control over financial reporting and disclosure controls and procedures in accordance with applicable securities laws and regulations.

4.	Review all exceptions to established policies, procedures and internal controls of Pengrowth, which have been approved by any two officers of the Corporation.

5.	Perform any other activities consistent with this Charter, the Trust Indenture, the Corporation’s by-laws, and other governing law as the Audit Committee or the Board deems necessary or appropriate.

6.	Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.
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
Adopted by the Board of the Corporation, in its capacity as administrator of the Trust, on November 11, 2009.

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

A-2

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

APPENDIX B
MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial & Operating Results

		Three Months ended December 31			Twelve Months ended December 31
(monetary amounts in thousands, except per unit amounts)		2009	2008	% Change	2009		2008	% Change

STATEMENT OF INCOME
Oil and gas sales		$359,296	$392,158	(8)	$1,343,167		$1,919,049	(30)
Net income		$50,523	$148,688	(66)	$84,853		$395,850	(79)
Net income per trust unit		$0.18	$0.58	(69)	$0.32		$1.58	(80)

CASH FLOW
Cash flow from operating activities		$149,933	$154,807	(3)	$551,350		$912,516	(40)
Cash flow from operating activities per trust unit		$0.53	$0.61	(13)	$2.09		$3.65	(43)

Distributions declared		$60,880	$144,663	(58)	$287,853		$651,015	(56)
Distributions declared per trust unit		$0.21	$0.565	(63)	$1.08		$2.590	(58)

Ratio of distributions declared over cash flow from operating activities		41%	93%		52%		71%

Capital expenditures		$46,215	$125,876	(63)	$207,451		$401,928	(48)
Capital expenditures per trust unit		$0.16	$0.49	(67)	$0.79		$1.61	(51)
Weighted average number of trust units outstanding (000’s)		282,298	255,473	11	264,121		250,182	6

BALANCE SHEET
Working capital deficiency					$(217,007	) (1)	$(70,159)	209
Property, plant and equipment					$3,789,369		$4,251,381	(11)
Long term debt					$907,599		$1,524,503	(40)
Trust unitholders’ equity					$2,795,201		$2,663,805	5
Trust unitholders’ equity per trust unit					$9.64		$10.40	(7)

Currency (U.S.$/Cdn$) (closing rate at period end)					0.9515		0.8210

Number of trust units outstanding at period end (000’s)					289,835		256,076	13

AVERAGE DAILY PRODUCTION
Crude oil (bbls)		21,948	24,236	(9)	22,841		24,416	(6)
Heavy oil (bbls)		7,235	8,217	(12)	7,551		8,122	(7)
Natural gas (mcf)		232,682	241,709	(4)	237,217		240,825	(1)
Natural gas liquids (bbls)		9,564	10,634	(10)	9,590		9,315	3
Total production (boe)		77,529	83,373	(7)	79,518		81,991	(3)

TOTAL PRODUCTION (mboe)		7,133	7,670	(7)	29,024		30,009	(3)

PRODUCTION PROFILE
Crude oil		28%	29%		29%		30%
Heavy oil		9%	10%		9%		10%
Natural gas		50%	48%		50%		49%
Natural gas liquids		13%	13%		12%		11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)		$75.79	$65.87	15	$72.36		$77.78	(7)
Heavy oil (per bbl)		$62.16	$42.20	47	$52.72		$75.77	(30)
Natural gas (per mcf)		$5.45	$7.40	(26)	$5.14		$8.19	(37)
Natural gas liquids (per bbl)		$54.52	$43.87	24	$42.12		$70.67	(40)
Average realized price per boe		$50.35	$50.34	0	$46.19		$62.76	(26)

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)					112,249		121,289	(7)
Heavy oil (mbbls)					27,724		27,728	0
Natural gas (bcf)					757		852	(11)
Natural gas liquids (mbbls)					29,587		32,442	(9)
Total oil equivalent (mboe)					295,734		323,463	(9)

SUMMARY OF TRUST UNIT TRADING
NYSE — PGH ($U.S.)
	High	$10.52	$15.00		$10.54		$21.90
	Low	$8.81	$6.84		$4.51		$6.84
	Close	$9.63	$7.62		$9.63		$7.62
TSX — PGF.UN ($Cdn)
	High	$11.39	$15.98		$12.33		$21.56
	Low	$9.40	$8.55		$5.84		$8.55
	Close	$10.15	$9.35		$10.15		$9.35

(1)	Includes $157.5 million current portion of long term debt.
Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

Management’s Discussion & Analysis
The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the audited consolidated Financial Statements for the year ended December 31, 2009 of Pengrowth Energy Trust and is based on information available to March 8, 2010.
Frequently Recurring Terms
For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “bcf” refers to billion cubic feet, “gj” refers to gigajoule, “mmbtu” refers to million British thermal units and “mwh” refers to megawatt hour. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Advisory Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2010 production, the proportion of 2010 production of each product type, production additions from Pengrowth’s 2010 development program, royalty obligations, 2010 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, the portion of our future distributions anticipated to be taxable, the potential impact of the SIFT tax (as defined herein) on Pengrowth and our unitholders, our potential ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT tax, our currently anticipated conversion to a dividend paying entity which will be taxable as a corporation for Canadian federal income tax purposes, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities and our proposed conversion to a dividend paying corporation. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
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
The amounts recorded for depletion and depreciation of property, plant and equipment, amortization of injectants, unit based compensation, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. The provision for asset retirement obligations is based on estimates affected by assumptions around timing and cost estimates for the related work activity. These estimates can change significantly from period to period. As required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of the annual reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
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
The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions as determined by Pengrowth’s independent reserves evaluators. A material change in the future costs or oil and gas prices may have a material affect on the results of the ceiling test calculation. In the event an impairment charge is warranted, it would be written off through net income in the period. The prices used in the ceiling test are disclosed in Note 6 to the annual consolidated financial statements. While the reserves and estimated future prices have changed over the past two years, the results of the ceiling tests have indicated a significant surplus over net book value. Please refer to the oil and gas disclosures in the AIF filed each year for detailed disclosure of reserves and future net revenue.
The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s reporting units which is referenced to Pengrowth’s trust unit price and the premium an arm’s length party would pay to acquire all of the outstanding trust units. Under Canadian GAAP, goodwill is assessed for impairment in a two step process. In the first step, the total net assets are compared to Pengrowth’s total market capitalization and any control premium that may be considered reasonable. If the total market capitalization is greater than the total net assets, goodwill is determined not to be impaired and no further assessment is required. A significant change in the market price of Pengrowth’s trust units or the necessary control premium may have a material impact on the assessment of goodwill which may require quantification under Step 2. Pengrowth has never been required to quantify any impairment under Step 2. A sustained period of a low trust unit price could cause Pengrowth to quantify any impairment under Step 2, which may result in a material write-down.
In the second step of the impairment assessment of goodwill, the total market capitalization plus an estimate of a premium to obtain control of Pengrowth is compared to the fair value of Pengrowth’s net assets. The fair values of assets except property, plant and equipment would be determined in accordance with the policies disclosed in Note 20 to the financial statements. The fair value of property, plant and equipment would be determined based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions as determined by Pengrowth’s independent reserves evaluators. A material change in the future costs or oil and gas prices may have a material affect on the results of the quantification of any potential impairment.
Non-GAAP Financial Measures
This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash, as compared to debt or equity, can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Statement of Cash Flow.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit, long term debt and convertible debentures as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Unitholder’s equity. Management believes that targeting prudent ratios of these measures are reasonable given the size of Pengrowth, its capital management objectives, growth strategy, uncertainty of oil and gas commodity prices and additional margin required over the debt covenants.
If the ratio of Total Debt to trailing EBITDA reaches or exceeds certain levels, management would consider steps to reduce the ratio of Total Debt to trailing EBITDA. If the ratio of Total Debt to Total Capitalization reaches or exceeds certain levels, management would consider steps to improve the ratio while considering our debt financial covenant limits.
Non-GAAP Operational Measures
The reserves and production in this MD&A refer to Company Interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in Pengrowth’s AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion primarily and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.
Currency
All amounts are stated in Canadian dollars unless otherwise specified.

OVERVIEW

	Three months ended			Twelve months ended
	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Production (boe/d)	77,529	78,135	83,373	79,518	81,991
Net capital expenditures ($000’s)	46,215	44,047	125,876	207,451	401,928
Netback ($/boe)	26.63	24.72	26.23	25.38	34.78
Cash flows from operating activities ($000’s)	149,933	162,915	154,807	551,350	912,516
Net income ($000’s)	50,523	78,290	148,688	84,853	395,850
Included in net income:
Realized gain (loss) on commodity risk management ($000’s)	27,855	43,406	21,021	171,147	(194,342)
Unrealized gain (loss) on commodity risk management ($000’s)	(40,101)	(5,609)	292,249	(173,726)	249,899
Unrealized foreign exchange gain (loss) on foreign denominated debt ($000’s)	17,660	89,960	(127,207)	148,295	(172,626)

Pengrowth generated cash flow from operating activities of $551.3 million for the full year of 2009. Lower commodity prices and lower production in the current year are the major contributors to a 40 percent decrease in operating cash flow and a 27 percent decrease in the operating netback comparing 2009 to 2008. Fourth quarter cash flow from operating activities was $149.9 million, an eight percent decrease from the third quarter of 2009 and three percent decrease from the fourth quarter of 2008. Contributing to the decrease were lower production volumes and unfavorable changes in non-cash operating working capital.
Lower commodity prices in the current year have necessitated a lower level of capital spending when comparing the fourth quarter and the full year of 2009 to the same periods of 2008. Pengrowth has spent approximately 48 percent less capital in the current year compared to 2008, as a response to the lower commodity prices. To the extent possible, capital spending was allocated to those projects that created the greatest economic value.
In the fourth quarter of 2009, Pengrowth recorded net income of $50.5 million compared to $78.3 million and $148.7 million in the third quarter of 2009 and fourth quarter of 2008, respectively. Included in net income are unrealized losses on mark-to-market commodity risk management contracts which result from the change in fair value of the contracts between periods. In the fourth quarter of 2009, an unrealized loss on commodity risk management contracts of $40.1 million before taxes ($29.2 million after tax) was recorded compared to an unrealized loss of $5.6 million before tax ($4.0 million after tax) in the third quarter of 2009 and an unrealized gain of $292.2 million before tax ($207.2 million after tax) in the fourth quarter of 2008. While the strengthening of the Canadian dollar relative to the U.S. dollar during the current quarter had a negative impact on cash flow as lower revenue was received, the stronger dollar resulted in unrealized foreign exchange gains on foreign denominated debt of $17.7 million before tax ($15.4 million after tax) in the fourth quarter of 2009 compared to a gain of $90.0 million before tax ($78.5 million after tax) in the third quarter of 2009 and a loss of $127.2 million before tax ($117.4 million after tax) for the fourth quarter of 2008. For the full year of 2009, net income was approximately $84.9 million; a decrease of 79 percent compared to 2008. This decrease is primarily due to lower price driven revenue, and increased unrealized commodity risk management losses in the current year, partly offset by higher unrealized foreign exchange gains.
The commodity risk management activities, which are utilized to provide a level of stability to the Trust’s cash flow from operating activities, has from time to time resulted in the Trust realizing higher commodity prices than those prevailing in the market. Realized commodity risk management gains totalled $27.9 million in the fourth quarter and $171.1 million for the full year 2009. These gains have offset a portion of the Trust’s exposure to reduced commodity prices, particularly natural gas.
RESULTS OF OPERATIONS
This MD&A contains the results of Pengrowth Energy Trust and its subsidiaries.
Production
Average daily production decreased approximately one percent in the fourth quarter of 2009 compared to the third quarter of 2009. Fourth quarter production volumes were impacted by cold weather related operational issues and property divestments that were offset by the return to operations of Sable Offshore Energy Project (SOEP) after lengthy third quarter maintenance downtime. In comparison to the fourth quarter of 2008, average daily production decreased seven percent mainly as a result of lower capital reinvestment, natural decline operational issues at SOEP, and property dispositions. Daily production for 2009 decreased three percent compared to 2008 mainly due to the previously mentioned operational issues at SOEP, weather related issues experienced early in 2009 and natural decline, partly offset by additional volumes from capital development, minor property acquisitions in the first quarter and prior period volume additions booked in 2009 that related to prior year acquisitions.
At this time, Pengrowth’s 2010 capital program is forecast to deliver average daily production volumes between 74,000 and 76,000 boe per day and remain balanced at approximately 50 percent natural gas and 50 percent crude oil and liquids. This estimate excludes the impact from any potential future acquisitions and dispositions. The 2010 capital spending is anticipated to be $285 million before drilling credits and is designed to replace a portion of production while retaining cash flow for production additions through acquisitions.
Daily Production

	Three months ended						Twelve months ended
	Dec 31,	% of	Sept 30,	% of	Dec 31,	% of	Dec 31,	% of	Dec 31,	% of
	2009	total	2009	total	2008	total	2009	total	2008	total

Light crude oil (bbls)	21,948	28	22,930	29	24,236	29	22,841	29	24,416	30
Heavy oil (bbls)	7,235	9	7,480	10	8,217	10	7,551	9	8,122	10
Natural gas (mcf)	232,682	50	232,444	50	241,709	48	237,217	50	240,825	49
Natural gas liquids (bbls)	9,564	13	8,984	11	10,634	13	9,590	12	9,315	11

Total boe per day	77,529		78,135		83,373		79,518		81,991

Light crude oil production volumes decreased approximately four percent in the fourth quarter of 2009 compared to the third quarter of 2009 due to cold weather related operational issues at several western Canadian properties, property dispositions and natural declines. Production volumes decreased approximately nine percent comparing the fourth quarter of 2009 to the fourth quarter of 2008 and approximately seven percent for the full year of 2009 compared to the same time period of 2008. Fourth quarter decreases are the result of lower capital spending in 2009 and natural decline from new well production in the fourth quarter of 2008. The year to date decreases are primarily attributable to weather related operational issues in the fourth quarter, second quarter turnaround work at Nipisi, first quarter operational issues at Judy Creek and natural declines which were partially offset by ongoing development work at Carson Creek.
Heavy oil production decreased approximately three percent compared to the third quarter of 2009. The decrease in the fourth quarter was primarily due to lower than expected performance from recompletions at Cactus Lake and natural decline. The decreases in production comparing the fourth quarter of 2009 and the full year of 2009 to the same periods of 2008 were approximately twelve percent and seven percent, respectively. The decreases are primarily attributable to maintenance activities at Tangleflags and Jenner, and natural declines partially offset by strong performance from the East Bodo polymer flood pilot and well optimizations completed in Plover Lake.
Natural gas production was essentially unchanged in the fourth quarter compared to the third quarter of 2009. Volume increases in the fourth quarter are attributable to the return of SOEP production after the third quarter maintenance shutdown and successes from the Carson Creek development program. Offsetting the volume increases were cold weather related operational issues, lower sales at Judy Creek due to higher volumes being used for miscible flood demand, property dispositions completed late in the fourth quarter and natural decline. Production volumes decreased approximately four percent comparing the fourth quarter of 2009 to the same period of 2008 and approximately two percent on a year-over-year basis. These decreases are a result of planned and unplanned maintenance shutdowns at SOEP and property dispositions partly offset by prior period volume corrections, additional volumes from the gas development program at Carson Creek, and volumes from acquisitions late in 2008 and early in 2009.
NGL production increased approximately seven percent in the fourth quarter of 2009 compared to the third quarter of 2009 primarily due to additional volumes from the development program at Carson Creek. Fourth quarter 2009 production decreased approximately ten percent compared to fourth quarter 2008 and increased three percent on the full year-over-year basis. These decreases are attributable to four condensate lifts at SOEP in 2009 (one in the fourth quarter) compared to six lifts in 2008 (two in the fourth quarter), lower sales volumes from Judy Creek due to higher miscible flood demand in the fourth quarter of 2009 and natural decline, partially offset by the development of new wells at Carson Creek and prior period ethane recoveries at Harmattan.

Capital Expenditures

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Drilling, completions and facilities	40.2	30.8	82.6	146.2	276.5
Drilling Royalty Credits	(5.1)	(4.2)	—	(9.3)	—

Net drilling, completions and facilities	35.1	26.6	82.6	136.9	276.5

Seismic acquisitions(1)	0.2	—	0.5	4.5	7.6
Maintenance capital	8.8	13.3	26.2	48.5	57.5
Land purchases(2)	0.5	0.2	2.3	2.9	26.7

Net development capital	44.6	40.1	111.6	192.8	368.3
Lindbergh Project	0.3	1.8	10.4	9.4	20.0

Development capital	44.9	41.9	122.0	202.2	388.3
Other capital	1.3	2.1	3.8	5.2	13.6

Total net capital expenditures	46.2	44.0	125.8	207.4	401.9

Business acquisitions	—	—	0.2	—	90.4
Property acquisitions	25.3	(0.1)	0.2	35.7	35.9
Proceeds on property dispositions	(34.2)	0.4	(20.4)	(41.9)	(17.4)

Net capital expenditures and acquisitions	37.3	44.3	105.8	201.2	510.8

(1) Seismic acquisitions are net of seismic sales revenue.

(2) Prior period restated to conform to presentation in the current period.
For the full year of 2009, Pengrowth spent $202.2 million on development and optimization activities net of Drilling Royalty Credits (DRC) of $9.3 million.
The following table shows net development capital expenditures by property classification for the year ended December 31, 2009.

	Drilling, Completions,			Seismic
($ millions)	Facilities	Drilling Credits	Maintenance	Acquisitions	Total

Conventional Gas Properties	56.2	(6.6)	8.9	2.3	60.8
Light Oil Properties	36.5	(0.7)	26.2	2.0	64.0
Shallow/Unconventional Gas	29.6	(1.5)	3.6	0.1	31.8
Heavy Oil Properties	14.3	(0.5)	4.0	0.1	17.9
SOEP	9.6	—	5.8	—	15.4
Lindbergh					9.4
Land					2.9

Development Capital	146.2	(9.3)	48.5	4.5	202.2

In addition to development activities, $9.4 million was spent on the Lindbergh project and $5.2 million was spent on corporate items.
Pengrowth currently anticipates the 2010 capital program to be $285 million before drilling credits and focuses on balancing opportunities between delivering results from its existing asset base and the acquisition of assets in existing and new core areas. The 2010 capital program is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. Capital amounts may fluctuate and may be reallocated between natural gas and oil opportunities in response to fluctuations of commodity prices. Pengrowth will continue to monitor and adjust capital investment ensuring that it optimizes value and continues to live within its cash flow.
Reserves
During 2009, Pengrowth’s development and optimization activities resulted in the addition of 11.3 mmboe of Proved Reserves and 2.6 mmboe of Total Proved Plus Probable Reserves including revisions. Negative revisions were made that amounted to 3.3 mmboe in Total Proved and 9.7 mmboe in Total Proved plus Probable reserves, partially offset by positive revisions of 7.5 mmboe in Total Proved and 3.5 mmboe in Total Proved Plus Probable reserves. These relate to reserves attributed to high cost natural gas properties where development of these assets was unlikely given the shifting corporate strategy and the outlook for natural gas prices.
Pengrowth reported year-end proved reserves of 216.6 mmboe and proved plus probable reserves of 295.7 mmboe for 2009 compared to 235.2 mmboe and 323.5 mmboe, respectively at year end 2008. Further details of Pengrowth’s 2009 year-end reserves are provided in the AIF which is filed on SEDAR or the 40F filed on Edgar.

Acquisitions and Dispositions
In the fourth quarter of 2009, Pengrowth completed the acquisitions of an additional interest in the House Mountain unit and in the Horn River basin for approximately $13.5 million and $11.0 million, respectively, net of adjustments. Pengrowth also completed the disposition of non-core properties mainly in the Niton area of Alberta for net proceeds of $33.9 million.
In the first and second quarters of 2009, Pengrowth completed two acquisitions in the Carson Creek area for approximately $8.9 million and $1.8 million net of adjustments, respectively.
During the first quarter of 2009, Pengrowth completed the disposition of non-core properties in the Dawson area in British Columbia. Proceeds of the disposition were approximately $6.4 million net of adjustments.
Pricing and Commodity Risk Management
Pengrowth’s commodity price realizations are influenced by the benchmark prices. During 2009 realized gains from commodity risk management activities have partially offset the effects of lower commodity prices, whereas in 2008 realized losses reduced the net realized prices.
As part of its risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations to provide a measure of stability to monthly cash flow.
As of December 31, 2009, the following commodity risk management contracts were in place:
Crude Oil:

	Volume	Reference
Remaining term	(bbl/d)	Point	Price per bbl

Financial:
Jan 1, 2010 - Dec 31, 2010	12,500	WTI (1)	$82.09	Cdn
Jan 1, 2011 - Dec 31, 2011	500	WTI (1)	$82.44	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Natural Gas:

	Volume	Reference
Remaining term	(mmbtu/d)	Point	Price per mmbtu

Financial:
Jan 1, 2010 - Dec 31, 2010	97,151	AECO	$6.10	Cdn
Jan 1, 2010 - Dec 31, 2010	5,000	Chicago MI (1)	$6.78	Cdn
Jan 1, 2011 - Dec 31, 2011	33,174	AECO	$5.77	Cdn
Jan 1, 2011 - Dec 31, 2011	5,000	Chicago MI (1)	$6.78	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Power:

	Volume	Reference
Remaining term	(mwh)	Point	Price per mwh

Financial:
Jan 1, 2010 - Dec 31, 2010	20	AESO	$47.66	Cdn

Based on our preliminary 2010 production estimates, the above contracts represent approximately 34 percent of total liquids volumes at average realizations of $82.09 per bbl (2009 – 43 percent of full year volumes at $86.34 per bbl) and 45 percent of natural gas volumes at $6.13 per mmbtu (2009 – 32 percent of full year volumes at $8.00 per mmbtu). The power contract represents approximately 20 percent of our estimated 2010 consumption.
Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $4.7 million pre-tax change in the value of the crude contracts. Similarly, each Cdn $0.25 per mcf change in future natural gas prices would result in approximately Cdn $12.8 million pre-tax change in the value of the natural gas contracts. Similarly, each Cdn $1 per MWh change in future power prices would result in approximately Cdn $0.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the statement of income during the period. The effect on cash flow will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at December 31, 2009, future revenue and cash flow would decrease by $9.0 million based on the estimated fair value of the risk management liability at year end. The $9.0 million net liability is composed of a net liability of $2.7 million relating to contracts expiring in 2010 and a liability of $6.3 million relating to contracts expiring in 2011. Pengrowth has fixed the Canadian dollar exchange rate at the same time that it swaps any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.
Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate however, these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flow at that time.
Average Realized Prices

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Light crude oil (per bbl)	74.37	69.28	60.76	63.94	98.20
after realized commodity risk management	75.79	74.40	65.87	72.36	77.78
Heavy oil (per bbl)	62.16	59.21	42.20	52.72	75.77
Natural gas (per mcf)	4.28	2.82	6.97	3.97	8.32
after realized commodity risk management	5.45	4.34	7.40	5.14	8.19
Natural gas liquids (per bbl)	54.52	41.86	43.87	42.12	70.67

Total per boe	46.44	39.18	47.60	40.29	69.24
after realized commodity risk management	50.35	45.22	50.34	46.19	62.76
Other production income	0.02	0.03	0.78	0.08	1.19

Total oil and gas sales per boe	50.37	45.25	51.12	46.27	63.95

Benchmark prices
WTI oil (U.S.$ per bbl)	76.19	68.30	58.73	61.80	99.65
AECO spot gas (Cdn$ per mmbtu)	4.23	3.03	6.78	4.14	8.12
NYMEX gas (U.S.$ per mmbtu)	4.17	3.39	6.94	3.99	9.04
Currency (U.S.$/Cdn$)	0.95	0.91	0.83	0.88	0.94

Lower commodity prices during the full year of 2009 compared to the same period of 2008 had the most significant impact on earnings and operating cash flow.
Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
Realized	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Light crude oil ($ millions)	2.9	10.8	11.4	70.2	(182.5)
Light crude oil ($ per bbl)	1.42	5.12	5.11	8.42	(20.42)

Natural gas ($ millions)	25.0	32.6	9.6	101.0	(11.8)
Natural gas ($ per mcf)	1.17	1.52	0.43	1.17	(0.13)

Combined ($ millions)	27.9	43.4	21.0	171.1	(194.3)
Combined ($ per boe)	3.91	6.04	2.74	5.90	(6.48)

Unrealized
Total unrealized risk management assets (liabilities)
at period end ($ millions)	(9.0)	31.1	164.7	(9.0)	164.7
Less: Unrealized risk management assets (liabilities)
at beginning of period ($ millions)	31.1	36.7	(127.6)	164.7	(85.2)

Unrealized (loss) gain on risk management contracts	(40.1)	(5.6)	292.3	(173.7)	249.9

Commodity risk management activities have reduced the volatility in cash flow in 2009 and 2008, with 2009 having a positive impact and 2008 having a negative impact. Approximately 31 percent of cash flow from operations for the year ended December 31, 2009, resulted from realized commodity risk management gains.
Throughout 2009 oil prices increased while natural gas prices declined through the first three quarters, increasing in the fourth quarter. However, both commodity prices remained lower than average prices established in the commodity risk management contracts resulting in realized commodity risk management gains. These gains are included in oil and gas sales in the income statement.
As the commodity risk management contracts settle, the effect on cash flow will vary due to timing, prices and the volume under contract. For example, the commodity risk management gains positively impacted cash flow in the fourth quarter of 2009 by $27.9 million, the fourth quarter of 2008 by $21.0 million and the full year of 2009 by $171.1 million, while the full year of 2008 experienced losses of $194.3 million, which negatively impacted cash flow.
Oil and Gas Sales – Contribution Analysis
The following table includes revenue from the sale of oil and natural gas and the impact of realized commodity risk management activity.

($ millions)	Three months ended						Twelve months ended
	Dec 31,	% of	Sept 30,	% of	Dec 31,	% of	Dec 31,	% of	Dec 31,	% of
Sales Revenue	2009	total	2009	total	2008	total	2009	total	2008	total

Light crude oil	153.0	43	157.0	48	146.9	37	603.2	45	695.1	36
Natural gas	116.8	33	92.7	28	164.5	42	444.8	33	722.1	38
Natural gas liquids	47.9	13	34.6	11	42.9	11	147.4	11	240.9	12
Heavy oil	41.4	11	40.7	13	31.9	8	145.3	11	225.3	12
Brokered sales/sulphur	0.2	—	0.3	—	5.9	2	2.5	—	35.6	2

Total oil and gas sales	359.3		325.3		392.1		1,343.2		1,919.0

Oil and Gas Sales – Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, on a year-over-year basis.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total

Year ended Dec 31, 2008	695.1	722.1	240.9	225.3	35.6	1,919.0
Effect of change in product prices	(285.7)	(377.2)	(99.9)	(63.5)	—	(826.3)
Effect of change in sales volumes	(58.8)	(13.0)	6.4	(16.5)	—	(81.9)
Effect of change in realized commodity risk management activities	252.7	112.8	—	—	—	365.5
Other	(0.1)	0.1	—	—	(33.1)	(33.1)

Year ended Dec 31, 2009	603.2	444.8	147.4	145.3	2.5	1,343.2

(1) Primarily sulphur sales
Processing and Other Income

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Processing & other income	2.5	3.4	2.3	15.5	15.5
$ per boe	0.35	0.48	0.31	0.54	0.52

Processing and other income is primarily derived from fees charged for processing and gathering third party gas, road use, oil and water processing. Income is lower in the fourth quarter 2009 compared to the third quarter of 2009 primarily a result of the timing of booking road use fees.
This income primarily represents the partial recovery of operating expenses reported separately.
Royalty Expense

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Royalty expense	71.0	49.7	80.7	207.6	434.0
$ per boe	9.95	6.91	10.51	7.15	14.46

Royalties as a percent of sales	19.7%	15.3%	20.6%	15.5%	22.6%
Royalties as a percent of sales excluding realized risk management contracts	21.4%	17.6%	21.7%	17.7%	20.5%

Royalties include Crown, freehold and overriding royalties as well as mineral taxes. Royalty payments are based on revenue prior to commodity risk management activities. Gains or losses from realized commodity risk management activities are reported as part of sales and therefore affect royalty rates as a percentage of sales. The increase in the royalty rate in the fourth quarter 2009 compared to the third quarter is a result of higher gas commodity prices excluding the effects of risk management contracts. Offsetting the unfavorable impact of price on royalties was a favorable prior period royalty adjustment of $2.4 million at the Harmattan property. The lower royalty rate in the current period comparing fourth quarter and the full year of 2009 to the same time periods of 2008 is reflective of lower commodity prices and the implementation of The New Royalty Framework in Alberta which became effective January 1, 2009.
Royalty expense for 2010 is forecasted to be approximately 21 percent of Pengrowth’s sales excluding the impact of risk management contracts.
Operating Expenses

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Operating expenses	92.4	92.8	104.1	381.2	418.5
$ per boe	12.95	12.91	13.57	13.13	13.95

Operating expenses remained relatively unchanged in the fourth quarter of 2009 compared to the third quarter of 2009. Increased subsurface activity at Goose River, Carson Creek and Jenner was offset by decreased utility expenses and prior period accounting adjustments related to overhead recoveries on producing properties. Fourth quarter 2009 operating expenses decreased $11.7 million compared to the fourth quarter of 2008, mainly a result of a 47 percent decrease in power prices, but also due to lower subsurface maintenance and the deferral of planned maintenance projects in the current quarter. Operating expenses for 2009 compared to 2008 decreased by $37.3 million, mainly attributable to a 42 percent decrease in power prices. Also contributing to the reduction in operating costs was the absence of turnaround expenses at Olds, reduced surface and subsurface maintenance activities due to the deferral of projects in the current period and prior period accounting adjustments related to overhead recoveries, partly offset by maintenance expenses related to a SOEP turnaround.
Operating costs are anticipated to be $395 million for the full year of 2010; however per boe operating costs are estimated to increase to $14.40 per boe. The expected increase in per boe operating costs is primarily attributed to lower production in 2010.
Net Operating Expenses

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Net operating expenses	89.9	89.4	101.8	365.7	403.0
$ per boe	12.59	12.43	13.27	12.59	13.43

Included in the table above are operating expenses net of processing and other income.
Transportation Costs

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Light oil transportation	1.2	1.6	0.4	4.7	3.4
$ per bbl	0.58	0.78	0.19	0.56	0.38
Natural gas transportation	2.9	2.2	2.3	8.8	9.1
$ per mcf	0.14	0.10	0.10	0.10	0.10

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs once the product enters a feeder or main pipeline. The increase in light oil transportation in the third and fourth quarters of 2009 and for the full year of 2009 compared to 2008 is related to higher clean oil trucking costs. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 80 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.
Amortization of Injectants for Miscible Floods

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Purchased and capitalized	4.9	1.7	5.4	13.3	21.0
Amortization	4.4	4.8	5.9	20.0	25.9

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program at Judy Creek and Swan Hills is amortized equally over the period of expected future economic benefit. The costs of injectants purchased are amortized over a 24 month period. As of December 31, 2009, the balance of unamortized injectant costs was $15.7 million.
The amount of injectants purchased and capitalized in the fourth quarter 2009 was higher than the third quarter of 2009. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses. The total volume injected and the cost of the injectants was lower in 2009 compared to 2008.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the income statement and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.
Pengrowth recorded an average operating netback of $26.63 per boe in the fourth quarter of 2009 compared to $24.72 per boe in the third quarter of 2009 and $26.23 per boe for the fourth quarter of 2008. The increase in the netback in the fourth quarter of 2009 compared to the third quarter of 2009 is primarily attributable to higher combined commodity prices. The decrease in operating netback comparing the full year of 2009 with the full year of 2008 was primarily a result of lower combined commodity price realizations partly offset by lower royalty expenses and operating costs.
The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Oil & gas sales	50.37	45.25	51.12	46.27	63.95
Processing and other income	0.35	0.48	0.31	0.54	0.52
Royalties	(9.95)	(6.91)	(10.51)	(7.15)	(14.46)
Operating expenses	(12.95)	(12.91)	(13.57)	(13.13)	(13.95)
Transportation costs	(0.57)	(0.52)	(0.35)	(0.46)	(0.42)
Amortization of injectants	(0.62)	(0.67)	(0.77)	(0.69)	(0.86)

Operating netback	26.63	24.72	26.23	25.38	34.78

	Three months ended			Twelve months ended
Light Crude Netbacks ($ per bbl)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Sales price (after commodity risk management)	75.79	74.40	65.87	72.36	77.78
Other production income	0.23	0.43	(0.02)	0.32	0.19

Oil & gas sales	76.02	74.83	65.85	72.68	77.97
Processing and other income	0.46	0.34	0.06	0.71	0.62
Royalties(1)	(17.35)	(15.94)	(14.02)	(13.65)	(16.73)
Operating expenses(2)	(17.36)	(15.76)	(21.47)	(16.28)	(17.03)
Transportation costs	(0.58)	(0.78)	(0.19)	(0.56)	(0.38)
Amortization of injectants	(2.19)	(2.29)	(2.64)	(2.40)	(2.90)

Operating netback	39.00	40.40	27.59	40.50	41.55

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Oil & gas sales	62.16	59.21	42.20	52.72	75.77
Processing and other income	(0.84)	1.05	0.29	0.53	0.32
Royalties(1) (3)	(12.81)	(6.74)	(1.95)	(8.91)	(10.54)
Operating expenses(1) (2)	(12.31)	(14.18)	(18.85)	(14.35)	(14.02)

Operating netback	36.20	39.34	21.69	29.99	51.53

	Three months ended			Twelve months ended
Natural Gas Netbacks ($ per mcf)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Sales price (after commodity risk management)	5.45	4.34	7.40	5.14	8.19
Other production income	(0.01)	(0.03)	0.27	—	0.39

Oil & gas sales	5.44	4.31	7.67	5.14	8.58
Processing and other income	0.10	0.09	0.09	0.09	0.10
Royalties(1) (4)	(0.58)	(0.12)	(1.62)	(0.31)	(1.88)
Operating expenses(2)	(1.83)	(1.87)	(1.37)	(1.89)	(2.02)
Transportation costs	(0.14)	(0.10)	(0.10)	(0.10)	(0.10)

Operating netback	2.99	2.31	4.67	2.93	4.68

	Three months ended			Twelve months ended
NGLs Netbacks ($ per bbl)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Oil & gas sales	54.52	41.87	43.87	42.12	70.67
Royalties(1)	(17.06)	(10.70)	(12.27)	(12.08)	(25.74)
Operating expenses(2)	(11.34)	(11.91)	(11.71)	(11.99)	(13.58)

Operating netback	26.12	19.26	19.89	18.05	31.35

(1)	Royalty expense in 2009 are lower compared to 2008, a result of lower commodity prices and the implementation of The Alberta Royalty Framework on January 1, 2009.

(2)	Prior period restated to conform to presentation in the current period.

(3)	Heavy oil royalties in the fourth quarter includes an unfavorable crown royalty adjustment at Tangleflags.

(4)	Gas royalties in the fourth quarter increased due to volumes at SOEP being back on production which has a higher associated royalty rate.
Interest Expense

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Interest Expense	18.3	19.4	22.6	80.3	76.3

At December 31, 2009, Pengrowth had $1,151.5 million of debt outstanding composed of $907.6 million in long term debt, $74.8 million in convertible debentures, $157.5 million in current portion of long term debt and $11.6 million of bank indebtedness. Of this, approximately 94 percent is fixed at a weighted average interest rate of 6.2 percent, with the remaining 6 percent subject to floating rates. As part of Pengrowth’s overall risk management strategy, the majority of the fixed rate debt is denominated in U.S. dollars and incurs interest in U.S. dollars and is therefore subject to fluctuations in the U.S. dollar exchange rates.

General and Administrative Expenses

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Cash G&A expense	14.7	11.2	13.7	54.1	48.9
$ per boe	2.06	1.56	1.79	1.86	1.63
Non-cash G&A expense	(0.6)	2.5	3.5	8.1	10.0
$ per boe	(0.08)	0.35	0.45	0.28	0.33

Total G&A	14.1	13.7	17.2	62.2	58.9
$ per boe	1.98	1.91	2.24	2.14	1.96

The cash component of general and administrative (G&A) expenses increased $3.5 million in the fourth quarter of 2009 compared to the third quarter of 2009. This increase is primarily due to higher tax consulting fees related to preparation of final partnership returns for U.S. investors, final reimbursement of expenses incurred by the Manager pursuant to the expired management agreement, and fees related to the annual reserve evaluation. For the full year of 2009, cash G&A increased $5.2 million compared to 2008. This increase is primarily due to reimbursement of expenses incurred by the Manager, additional expenses related to corporate development activities and additional fees for tax consulting incurred in the current year.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Programs (LTIP) including trust unit rights and deferred entitlement units (DEU). These compensation programs are expensed over the applicable vesting period of two or three years. The decrease comparing the full year of 2009 to 2008 is primarily due to applying a lower performance multiplier to the 2007 DEU grant based on actual performance.
The G&A expenses are expected to be flat or slightly lower in 2010 compared to 2009. On a per boe basis, G&A expenses are anticipated to be $2.23 per boe for the full year 2010. This estimate includes costs expected to be incurred in 2010 associated with Pengrowth’s anticipated conversion from a trust to a dividend paying corporation on or before January 1, 2011.
Management Fees

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Management Fee	—	—	(2.0)	2.8	7.0
$ per boe	—	—	(0.26)	0.10	0.23

The management agreement expired on June 30, 2009.
Management fees were $2.8 million for the full year of 2009 or $0.10 per boe.
Related Party Transactions
The management agreement with Pengrowth Management Limited (the “Manager”) expired on June 30, 2009. The Manager provided certain services pursuant to the management agreement. In 2009 Pengrowth was charged $2.8 million for management fees (2008 – $6.9 million). In addition, Pengrowth was charged $2.1 million (2008 – $1.1 million) for reimbursement of general and administrative expenses incurred by the Manager. Amounts charged by the Manager were pursuant to a management agreement approved by the unitholders. The law firm controlled by the former Corporate Secretary of the Corporation charged $0.8 million in 2009 (2008 – $1.0 million) for legal and advisory services provided to Pengrowth. The fees charged by this law firm have been recorded at the exchange amount which management believes approximates the fair value. Amounts receivable or payable from or to the related parties are unsecured, non-interest bearing and have no set terms of repayment. During 2009, the former Corporate Secretary was granted 44,304 trust unit rights and 8,861 DEUs (2008 – 23,670 trust unit rights and 3,945 DEUs).
A senior officer of the Corporation is a member of the Board of Directors of Monterey, a company that Pengrowth owns approximately 20 percent of the outstanding common shares.
Other Expenses
Included in other expenses for the full year of 2009 is $2.9 million for a settlement with the former CEO and $3.7 million to reflect Pengrowth’s proportionate share of Monterey Exploration Ltd.’s (“Monterey”) net loss (2008 – $1.4 million pre-tax income), a company which Pengrowth owns approximately 20 percent of the outstanding common shares (2008 – 24 percent).
On February 19, 2010, Monterey issued additional equity in a public offering, in which Pengrowth purchased 952,500 shares of Monterey for approximately $4.0 million. Pengrowth continues to own approximately 20 percent of the outstanding common shares after this purchase.

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
Bill C-52 Budget Implementation Act 2007
Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specified investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “SIFT Legislation”). Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate (the “SIFT tax”). These distributions will be treated as dividends to the trust unitholders.
Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”. Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. The normal growth guidelines have been revised to accelerate the safe harbour amount for 2010. As of December 31, 2009 Pengrowth may issue an additional $3.9 billion of equity in total for 2010 under the safe harbour provisions. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Based on existing tax legislation, the SIFT tax rate in 2011 is expected to be 26.5 percent and 25 percent in 2012 and subsequent years. The payment of this tax would reduce the amount of cash available for distribution to unitholders.
On July 14, 2008, Finance released for comment proposed amendments to the Income Tax Act (Canada) to facilitate the conversion of existing income trusts and other public flow through entities into corporations on a tax deferred basis. Bill C-10, which received Royal Assent on March 12, 2009, contained legislation implementing the conversion rules. The conversion rules would provide an existing income trust with tax efficient structuring options to convert to a corporate form. The transition provisions are only available to trusts that convert prior to 2013. Pengrowth can continue to have the benefit of its tax structure through December 31, 2010.
Pengrowth currently anticipates converting to a dividend paying corporation on or before January 1, 2011. Pengrowth has available tax pool balances of approximately $2.9 billion at December 31, 2009, which will be used to reduce any corporate cash taxes otherwise payable.
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the year-ended December 31, 2009, Pengrowth recorded a future tax reduction of $143 million. The future income tax reduction includes approximately $99 million related to the taxable income at the trust level where both the income tax and future tax liabilities are currently the responsibility of the unitholder. The current year reduction is also attributable to temporary differences relating to unrealized risk management losses as well as non-taxable unrealized foreign exchange gains. See Note 11 for additional information.

Foreign Currency Gains & Losses
Pengrowth recorded a $149.7 million net foreign exchange gain in 2009, compared to a $189.2 million net foreign exchange loss in 2008. Included in the gain is a $144.5 million unrealized foreign exchange gain related to the translation of the U.S. dollar denominated debt and a $3.8 million unrealized foreign exchange gain for the U.K. Pound Sterling denominated debt using the closing exchange rate at the end of each year. Pengrowth has mitigated the foreign exchange risk on the interest and principal payments related to the U.K. Pound Sterling denominated notes (see Note 9 to the financial statements) by using foreign exchange swaps.
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
As some realized commodity prices are derived from U.S. denominate benchmarks a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense. (See Note 15 to the financial statements.)
Depletion, Depreciation and Accretion

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Depletion and depreciation	144.3	147.2	157.6	591.4	609.3
$ per boe	20.23	20.48	20.55	20.38	20.31
Accretion	7.1	7.0	7.3	27.7	28.1
$ per boe	1.00	0.97	0.95	0.95	0.93

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on total proved reserves. The decrease in the depletion amount is due to lower production volumes realized in the current quarter.
Pengrowth’s Asset Retirement Obligations (ARO) liability is increased for the passage of time (unwinding of the discount) through a charge to earnings that is referred to as accretion. Accretion is charged to net income over the lifetime of the producing oil and gas assets.
Ceiling Test
Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flow expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects. The cash flow is estimated using expected future product prices and costs and are discounted using a risk-free interest rate, when required. There was a significant surplus in the Canadian GAAP ceiling test at December 31, 2009 and 2008.

As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves (discounted at ten percent), plus the lower of cost and fair value of unproven properties. The 2009 year end U.S. GAAP ceiling test was based on new rules requiring the after tax future net revenue from proven reserves to be determined using the average commodity price on the first day of each month in 2009. At December 31, 2009, the U.S. GAAP ceiling test did not result in a write-down of capitalized costs. In the prior year, the commodity prices used to determine the after tax future net revenue was based on the price in effect on the date of the ceiling test.
Asset Retirement Obligations
The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $289 million as at December 31, 2009 (December 31, 2008 – $344 million), based on a total escalated future liability of $2.0 billion (December 31, 2008 – $2.3 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2039 and 2056. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO in 2009 and 2008.
For the year ended December 31, 2009, Pengrowth’s ARO liability decreased $55 million which included a $66.5 million downward revision to the ARO liability (see Note 10 to the audited financial statements for details). The revision was as a result of management’s re-evaluation of cost estimates used to determine the ARO liability and timing of future abandonment, reclamation, and remediation work. This revision was consistent with experience on actual ARO costs achieved in 2009 and a study on economies of scale by an independent environmental consulting firm on large scale remediation and reclamation projects. This information indicated that the cost estimates used in determining the ARO were higher than what were achieved through economies of scale in 2009 and were adjusted based on the information obtained. The timing of future abandonment, reclamation and remediation work was also revised to coincide with the assumption that when possible, Pengrowth would perform large scale ARO projects over specific areas rather than on well by well basis. This resulted in the deferral of several ARO projects into the future as well as cost efficiencies through scale. Management believes that the revisions made to cost estimates and to the timing of certain future ARO projects are more reflective of the company’s strategic approach to managing its abandonment, reclamation and remediation activities. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding entry made to the carrying amount of the related asset.
Remediation Trust Funds and Remediation and Abandonment Expense
During 2009, Pengrowth contributed $8.3 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The balance in these remediation trust funds was $34.8 million at December 31, 2009.
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
As a working interest holder in SOEP, Pengrowth is under a contractual obligation to contribute to a remediation trust fund. The funding levels are based on the feedstock handled and delivered to the various facilities; funding levels for this fund may change each year pending a review by the owners.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. During 2009, Pengrowth spent $18.0 million on abandonment and reclamation (December 31, 2008 - $32.7 million). Pengrowth expects to spend approximately $20.0 million in 2010 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

Climate Change Programs
In Alberta, climate change regulations became effective July 1, 2007. These regulations require Alberta facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce emissions intensity by 12 percent over the average emission levels of 2003, 2004 and 2005. Companies can make their reductions through improvements to their operations; by purchasing Alberta-based offset credits or by contributing to the Climate Change and Emissions Management Fund. Pengrowth currently operates two facilities that are subject to the Alberta climate change regulations. Collectively these facilities have reduced emissions by 17 percent from the base line emissions (2008 data). This reduction is an improvement over current-day requirements. Pengrowth is assessing options for meeting future greenhouse gas emission requirements. However, if the emissions remain at the current levels, Pengrowth would experience additional annual costs of as much as $0.5 million for the acquisition of credits relating to one facility. For further information, see Pengrowth’s AIF. Pengrowth is waiting on additional information from other jurisdictions to assess the impact it will have on its operations.
Goodwill
As at December 31, 2009, Pengrowth recorded goodwill of $660.9 million.
In accordance with GAAP, the goodwill balance must be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such impairment exists, it would be charged to income in the period in which the impairment occurs. Management has assessed goodwill for impairment and determined there is no impairment at December 31, 2009.
Working Capital
The working capital deficiency increased at December 31, 2009 by $146.8 million compared to December 31, 2008. The change in working capital is primarily attributable to $157.5 million of long term debt reclassified to a current liability as it is now due to be repaid in April 2010 and the change in the fair value of commodity risk management contracts, partly offset by lower accounts payable and distributions payable.
Pengrowth generally operates with a working capital deficiency, as the production revenue relating to one month of distributions payable to unitholders is used for general corporate purposes and to reduce long term debt.

Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

($ thousands)	Dec 31,	Dec 31,
As at:	2009	2008	Change

Term credit facilities	$60,000	$372,000	$(312,000)
Senior unsecured notes(1)	847,599	1,152,503	(304,904)

Total long term debt	907,599	1,524,503	(616,904)

Working capital deficit	59,461	70,159	(10,698)
Current portion of long term debt	157,546	—	157,546

Working capital deficiency	217,007	70,159	146,848

Total debt excluding convertible debentures	$1,124,606	$1,594,662	$(470,056)

Convertible debentures	74,828	74,915	(87)

Total debt including convertible debentures	$1,199,434	$1,669,577	$(470,143)

	Dec 31,	Dec 31,
Years ended	2009	2008	Change

Net income	$84,853	$395,850	$(310,997)
Add:
Interest expense	$80,274	$76,304	3,970
Future tax reduction	$(142,945)	$(71,925)	(71,020)
Depletion, depreciation, amortization and accretion	$619,032	$637,377	(18,345)
Other non-cash (income) expenses	$44,482	$(26,864)	71,346

EBITDA	$685,696	$1,010,742	$(325,046)

Total debt excluding convertible debentures to EBITDA	1.6	1.6	—
Total debt including convertible debentures to EBITDA	1.7	1.7	—

Total Capitalization excluding convertible debentures(2)	$3,860,346	$4,188,308	$(327,962)
Total Capitalization including convertible debentures	$3,935,174	$4,263,223	$(328,049)

Total debt excluding convertible debentures as a percentage of total capitalization	29.1%	38.1%	(9.0%)
Total debt including convertible debentures as a percentage of total capitalization	30.5%	39.2%	(8.7%)

(1)	Non-current portion of long term debt.

(2)	Total capitalization includes total debt plus Unitholders Equity. (Total debt excludes working capital deficit but includes the current portion of long term debt).
During 2009 total debt excluding convertible debentures decreased $470.1 million. The largest decline was due to the issuance of 28.8 million Trust Units in October 2009. The net proceeds of approximately $285.0 million repaid existing indebtedness under Pengrowth’s credit facilities. Despite this reduction, the total debt excluding convertible debentures to EBITDA ratio at the end of 2009 was unchanged relative to last year as a result of lower EBITDA realizations.

At December 31, 2009 Pengrowth had total available credit of $1.2 billion. The largest source of accessible credit was a $1.2 billion committed term credit facility provided by a syndicate of 11 Canadian and foreign banks. This facility expires on June 15, 2011 and at December 31, 2009 was reduced by drawings of $60 million and outstanding letters of credit of $18 million. Pengrowth also maintains a $50 million demand operating line with one Canadian bank from which $11 million of drawings and $5 million of outstanding letters of credit was drawn.
In 2010, Pengrowth expects to fund distributions declared and capital expenditures with cash flow from operations. The undrawn portion of the credit facility together with long term debt and equity capital markets are expected to provide Pengrowth with the flexibility required to pursue growth and acquisition opportunities as they arise during the year.
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met throughout the year and at December 31, 2009.
The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.
Key financial covenants are summarized below:
1.	Total senior debt must not exceed three times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt must be less than 50 percent of total book capitalization;

4.	EBITDA must not be less than four times interest expense.
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued Pengrowth would have to either repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
Management monitors capital using primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and Total Debt to Total Capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. In the event of a significant acquisition certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or distributions. Details of these measures are included in Note 19 to the consolidated financial statements.
All loan agreements are filed on SEDAR as “Other” or “Material document”.
Pengrowth is continuing to evaluate its re-financing options around the upcoming maturity of U.S. $150 million of senior unsecured notes in April 2010. If Pengrowth elects not to re-finance this note in the private placement debt market it may utilize its revolving credit facility or issue equity as a means to repay the notes.
Pengrowth has implemented an Equity Distribution Program which permitted the distribution of up to 25,000,000 trust units from time to time at prevailing market prices until January of 2010 through the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). During the third and fourth quarters of 2009, 1,169,900 trust units were issued under the Equity Distribution Program for net proceeds of approximately US$9.9 million on the NYSE. Regulatory approval permitting the distribution under the Equity Distribution Program was allowed to expire in January 2010 and may be reinstated at any time.
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

For the period ended December 31, 2009, 3.0 million trust units were issued for cash proceeds of $26.3 million under the DRIP compared to 3.7 million trust units for cash proceeds of $59.4 million at December 31, 2008.
At December 31, 2009 Pengrowth had $74.8 million of 6.5 percent convertible unsecured subordinated debentures (the “debentures”) outstanding. The debentures were scheduled to mature on December 31, 2010. However, on December 16, 2009 Pengrowth announced its intention to redeem the debentures on January 15, 2010. The debentures were redeemed for total consideration of $76.8 million including accrued interest to the redemption date. This transaction was funded through incremental borrowing from its credit facilities which are recorded as long term debt.
Pengrowth does not have any off balance sheet financing arrangements.
Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments. Please see Note 20 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.
Cash Flow and Distributions
The following table provides cash flow from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flow from operating activities:

($ thousands, except per trust unit amounts and ratios)	Three months ended			Twelve months ended
	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Cash flow from operating activities	149,933	162,915	154,807	551,350	912,516

Net income	50,523	78,290	148,688	84,853	395,850

Distributions declared	60,880	72,235	144,663	287,853	651,015
Distributions declared per trust unit	0.21	0.27	0.57	1.08	2.59

Excess of cash flow from operating activities over distributions declared	89,053	90,680	10,144	263,497	261,501
Per trust unit	0.32	0.35	0.04	1.00	1.05

(Shortfall) Surplus of net income (loss) over distributions declared	(10,357)	6,055	4,025	(203,000)	(255,165)
Per trust unit	(0.04)	0.02	0.02	(0.77)	(1.02)

Ratio of distributions declared over cash flow from operating activities	41%	44%	93%	52%	71%

Distributions typically exceed net income as a result of non-cash expenses which may include unrealized losses on commodity risk; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would expect distributions plus capital expenditures to not exceed cash flow from operating activities. In the event distributions plus capital expenditures exceed cash flow from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per unit basis.
As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flow from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flow from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flow from operating activities.

Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference has historically not been sufficient to fund the capital spending required to fully replace production. To fully replace production would require additional capital which would be funded by additional amounts withheld from distributions, equity or a combination of equity and debt. Accordingly, Pengrowth believes our distributions include a return of capital. Forecasted capital spending in 2010 of $285 million, before drilling credits, will not be sufficient to fully replace the oil and gas reserves Pengrowth expects to produce during the year. If the produced reserves are not replaced in the future by successful capital programs or acquisitions, future distributions could be impacted. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to repay debt, fund capital programs and acquisitions. Investors can elect to participate in the distribution re-investment program.
Cash flow from operating activities is derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 20 to the financial statements.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. To maintain its financial flexibility, Pengrowth reduced its monthly distributions three times between March 31, 2008 and December 31, 2009 from $0.225 per trust unit, to $0.17 per trust unit, to $0.10 per trust unit, to $0.07 per trust unit. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the amount may vary. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings.
Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.24 per trust unit as cash distributions during the fourth quarter of 2009. Pengrowth declared distributions related to fourth quarter production of $0.21 per trust unit.
Taxability of Distributions
In 2009, 100 percent of Pengrowth’s 2009 distributions and 100 percent of 2010 distributions are anticipated to be taxable to Canadian residents.
Pengrowth amended its U.S. tax entity election to be classified as a corporation for U.S. federal income tax purposes effective July 1, 2009. Distributions paid to U.S. residents for the first six months of 2009 will be treated as partnership distributions for U.S. federal tax purposes and will be treated as dividends starting with the July 15th distribution. Distributions to U.S. residents are currently subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention (the “Protocol”) which increases the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income from a partnership. The increase became effective on and after January 1, 2010, which was one of the reasons prompting Pengrowth to change its election on July 1, 2009, and have its distributions taxed as dividends for U.S. investors. As a result the increase does not apply to corporate dividends and the withholding tax will remain at 15 percent on Pengrowth’s distributions. Residents of the U.S. should consult their individual tax advisors on the impact of this change. The Canadian withholding tax rate on distributions paid to unitholders in other countries varies based on individual tax treaties.

Commitments and Contractual Obligations

($ thousands)	2010	2011	2012	2013	2014	thereafter	Total

Long term debt (1)	157,650	60,000	—	52,550	—	814,404	1,084,604
Interest payments on long term debt (2)	58,080	55,489	55,489	53,573	52,614	149,368	424,613
Convertible debentures (3)(4)	—	79,599	—	—	—	—	79,599
Other (5)	12,935	12,695	12,489	12,359	12,141	35,383	98,002

	228,665	207,783	67,978	118,482	64,755	999,155	1,686,818
Purchase obligations
Pipeline transportation	28,194	26,298	22,510	16,479	14,936	12,344	120,761
CO2 purchases (6)	3,728	3,290	2,972	2,988	3,005	3,885	19,868

	31,922	29,588	25,482	19,467	17,941	16,229	140,629
Remediation trust fund payments	250	250	250	250	250	11,250	12,500

	260,837	237,621	93,710	138,199	82,946	1,026,634	1,839,947

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt. (see Note 9 of the financial statements)

(2)	Interest payments relate to the interest payable on the fixed rate debt. Foreign denominated debt is translated using the year-end exchange rate.

(3)	The convertible debentures were redeemed in January 2010 and repaid with amounts borrowed under the revolving credit facility. The revolving credit facility is currently scheduled to be repaid in 2011, assuming it is not renewed (see Note 9 of the financial statements).

(4)	Includes annual interest on convertible debentures outstanding at year-end and assumes no conversion of convertible debentures prior to maturity.

(5)	Includes office rent and vehicle leases.

(6)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate.

Summary of Trust Unit Trading Data

						Value
		High	Low	Close	Volume (000s)	($ millions)
TSX — PGF.UN ($ Cdn)
2009	1st quarter	12.33	5.84	7.10	30,564	252.6
	2nd quarter	9.81	6.71	9.18	26,934	233.8
	3rd quarter	11.33	7.49	11.33	28,766	269.0
	4th quarter	11.39	9.40	10.15	42,483	439.2
	Year	12.33	5.84	10.15	128,747	1,194.6

2008	1st quarter	19.82	14.16	19.67	30,755	557.9
	2nd quarter	21.56	19.17	20.50	28,004	569.7
	3rd quarter	20.55	14.73	15.99	31,735	565.4
	4th quarter	15.98	8.55	9.35	35,035	402.7
	Year	21.56	8.55	9.35	125,529	2,095.7

NYSE — PGH ($ U.S.)
2009	1st quarter	10.11	4.51	5.58	28,538	195.8
	2nd quarter	9.00	5.30	7.90	27,305	205.8
	3rd quarter	10.54	6.43	10.51	23,914	203.1
	4th quarter	10.52	8.81	9.63	29,823	290.7
	Year	10.54	4.51	9.63	109,580	895.4

2008	1st quarter	19.47	13.67	19.10	14,293	257.5
	2nd quarter	21.90	18.86	20.11	19,425	392.7
	3rd quarter	20.20	14.16	14.94	26,815	457.7
	4th quarter	15.00	6.84	7.62	41,776	401.2
	Year	21.90	6.84	7.62	102,309	1,509.1

Summary of Quarterly Results
The following table is a summary of quarterly information for 2009 and 2008.

2009	Q1	Q2	Q3	Q4

Oil and gas sales ($ thousands)	322,973	335,634	325,264	359,296
Net income/(loss) ($ thousands)	(54,232)	10,272	78,290	50,523
Net income/(loss) per trust unit ($)	(0.21)	0.04	0.30	0.18
Net income/(loss) per trust unit — diluted ($)	(0.21)	0.04	0.30	0.18
Cash flow from operating activities ($ thousands)	94,386	144,116	162,915	149,933
Distributions declared ($ thousands)	77,212	77,526	72,235	60,880
Distributions declared per trust unit ($)	0.30	0.30	0.27	0.21
Daily production (boe)	80,284	82,171	78,135	77,529
Total production (mboe)	7,226	7,478	7,188	7,133
Average realized price ($ per boe)	44.57	44.74	45.22	50.35
Operating netback ($ per boe)	23.87	26.28	24.72	26.63

2008	Q1	Q2	Q3	Q4

Oil and gas sales ($ thousands)	457,606	550,623	518,662	392,158
Net income/(loss) ($ thousands)	(56,583)	(118,650)	422,395	148,688
Net income/(loss) per trust unit ($)	(0.23)	(0.48)	1.69	0.58
Net income/(loss) per trust unit — diluted ($)	(0.23)	(0.48)	1.69	0.58
Cash flow from operating activities ($ thousands)	216,238	267,874	273,597	154,807
Distributions declared ($ thousands)	167,234	168,159	170,959	144,663
Distributions declared per trust unit ($)	0.675	0.675	0.675	0.565
Daily production (boe)	82,711	80,895	80,981	83,373
Total production (mboe)	7,527	7,361	7,450	7,670
Average realized price ($ per boe)	60.30	73.21	67.71	50.34
Operating netback ($ per boe)	33.62	42.15	37.48	26.23
In addition to natural decline, production changes over these quarters was a result of production limitations due to plant turnarounds and unscheduled maintenance in the second and third quarters of both 2009 and 2008 partly offset by a property acquisition in the fourth quarter of 2008. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Net income (loss) in 2009 and 2008 has been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however it does reflect the impact of changes in operating and general and administrative costs.
Selected Annual Information
The table below provides a summary of selected annual financial information for the years ended 2009, 2008, and 2007.

	Twelve months ended December 31
($ thousands)	2009	2008	2007

Oil and gas sales	1,343,167	1,919,049	1,722,038
Net income	84,853	395,850	359,652
Net income per trust unit ($)	0.32	1.58	1.47
Net income per trust unit — diluted ($)	0.32	1.58	1.46
Distributions declared per trust unit ($)	1.08	2.59	2.88
Total assets	4,693,604	5,317,341	5,234,251
Long term debt(1)	982,427	1,599,418	1,278,266
Trust unitholders’ equity	2,795,201	2,663,805	2,756,220

Number of trust units outstanding at year end (thousands)	289,835	256,076	246,846

(1)	Includes long term debt and convertible debentures.
Oil and gas sales for 2009 decreased as a result of lower prices for all commodities through the year as well as lower production volumes primarily due to natural decline. Higher realized commodity prices for the first three quarters of 2008 were the main contributor to higher oil and gas sales values compared to 2007. Net income and distributions declared are strongly linked to oil and gas sales. Long term debt is lower at December 31, 2009 than prior periods due to approximately $285 million of net proceeds from the fourth quarter 2009 equity issue being applied to the credit facility, as well as the US $150 million notes due April 2010 being reclassified to current liabilities.
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
• Pengrowth’s plan to convert to a dividend paying corporation on or before January 1, 2011, is dependent on achieving approval from shareholders.
• Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.
• Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.
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
• Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

• Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.
• A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.
• During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.
• Changing interest rates influence borrowing costs and the availability of capital.
• Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans to also be in default. In the event that non compliance continued Pengrowth would have to either repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
• Changes to accounting policies, including the implementation of IFRS may result in significant adjustments to equity and/or net income which could increase the risk of failing a financial covenant contained within Pengrowth’s lending agreements.
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
• Pengrowth’s recently announced change to its value creation strategy, including increasing levels of capital re-investment on our existing assets, may not yield the expected benefits and result in expected value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for distribution to unitholders. In such event, the market value of the trust units may be adversely effected.
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
Subsequent Events
On January 14, 2010, Pengrowth redeemed all of its outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount of approximately $76.8 million, including a redemption premium and accrued interest to the redemption date, was funded with incremental borrowings from the revolving credit facility.

On February 17, 2010, Pengrowth completed a disposition of certain royalty interests for proceeds, net of adjustments, of approximately $39 million.
On February 19, 2010, Monterey issued additional equity in a public offering through which Pengrowth purchased 952,500 shares of Monterey for approximately $4.0 million and continues to own approximately 20 percent of the outstanding common shares subsequent to the share purchase.
Outlook
At this time, Pengrowth’s 2010 capital program is forecast to deliver average daily production volumes of between 74,000 and 76,000 boe per day. This estimate excludes the impact from any potential future acquisitions and dispositions.
Operating costs are anticipated to be $395 million for the full year 2010; however, per boe operating costs are estimated to increase to $14.40 per boe. The expected increase in per boe operating costs is primarily attributed to lower production in 2010.
Royalty expense for 2010 is now forecasted to be approximately 21 percent of Pengrowth’s sales excluding the impact of commodity risk management contracts.
The G&A expenses are expected to be flat or slightly lower in 2010 compared to 2009. On a per boe basis, G&A expenses are anticipated to be $2.23 per boe for the full year 2010. This estimate includes costs expected to be incurred in 2010 associated with Pengrowth’s anticipated conversion from a trust to a dividend paying corporation on or before January 1, 2011.
The 2010 capital spending is anticipated to be $285 million, before drilling royalty credits, and is designed to replace a portion of production while retaining cash flow for production additions through acquisitions. The forecast level of capital expenditures is expected to be funded entirely from cash flow from operations.
Pengrowth expects to spend approximately $20.0 million for 2010 on remediation and abandonment, excluding contributions to remediation trust funds.
Pengrowth’s approach for 2010 will be that of cautious optimism. Pengrowth will continue to live within its means; namely that capital spending plus distributions will not normally exceed cash flow from operating activities. Entering into 2010, approximately 34 percent of expected 2010 liquids production are hedged at $82.09 per bbl and 45 percent of expected 2010 natural gas volumes at $6.13 per mmbtu, which management believes is at a reasonable level to mitigate some price risk in a highly volatile price environment. Pengrowth’s credit facilities together with debt and equity markets are expected to provide Pengrowth with the flexibility to pursue growth opportunities that may arise in 2010.
Current Global Economic Conditions
Towards the end of 2008, the global economic environment deteriorated rapidly and resulted in a very challenging time for commodity prices, the capital markets and equity values. In the earlier part of 2009, these same challenges were present with commodity prices decreasing and access to equity and credit markets uncertain. The impact on Pengrowth of the global recession was evident in significantly lower cash flow from operating activities which prompted decreases in distributions and capital spending in 2009. Debt reduction was a major focus in 2009. In addition, hedging continued to be utilized to mitigate some of the commodity price risk and create a level of stability to cash flow.
In the latter part of 2009, the economy began to show signs of recovery with commodity prices stabilizing and increasing in the fourth quarter, and access to equity and credit markets available again. As the capital markets showed signs of recovery through the fourth quarter of 2009, Pengrowth issued equity resulting in net proceeds of approximately $285 million which was applied to reduce debt and for general corporate purposes. Management and the Board of Directors will continue to evaluate both capital expenditures and distribution levels within the context of economic and commodity price outlooks.
International Financial Reporting Standards (IFRS)
Publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”), in full and without modification, in place of Canadian GAAP for interim and annual periods beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by Pengrowth for the year ended December 31, 2010, including the opening IFRS balance sheet as of January 1, 2010.

Pengrowth commenced its IFRS conversion project in 2008 and has established a formal governance structure. This structure includes a full time IFRS Project Coordinator, a steering committee consisting of senior members of the finance team on an ongoing basis and includes information technology, treasury and operations personnel as required. Pengrowth has also engaged an external expert advisory firm. Regular IFRS project reporting is provided to senior management and to the Audit Committee of the Board of Directors.
IFRS Project Plan
Pengrowth’s project consists of four phases: diagnostic; design and planning; solution development; and implementation.
•	Diagnostic – This phase involves performing a high-level review of the major differences between Canadian GAAP and IFRS and to identify information technology and business processes that may be impacted by the transition to IFRS.

Status – The diagnostic analysis was completed in mid-2008.

•	Design and planning – The results of the diagnostic were ranked according to complexity, time to complete and potential impact on the financial position and results of operations. A detailed plan was developed in order to address the issues identified and ranked in the diagnostic phase. The planning is updated and progress is reported to the Audit Committee on a regular basis.

Status — Pengrowth completed the initial design and planning in mid-2009. The planning is updated and progress is reported to the Audit Committee of the board of Directors on a regular basis.

•	Solution development – In this phase, items identified in the diagnostic phase are addressed according to the priority assigned. This phase involves detailed analysis of the applicable IFRS standard in relation to current practice and development of alternative policy choices. In addition, certain potential differences are further investigated to assess whether there may be broader impact to Pengrowth’s debt agreements, compensation arrangements or management reporting systems. The conclusion of the solution development phase will require the Audit Committee of the Board of Directors to review and approve significant accounting policy choices as recommended by the IFRS Steering Committee.

Status — Solution development began in late 2008 for classification of exploration and evaluation expenditures, depletion, cash generating units and impairment of capital assets, share based payments, business combinations, financial instruments, trust unit-holders equity and initial adoption of IFRS. Pengrowth is currently engaged in the analysis and interpretation of provisions (including ARO), income taxes and risk sharing arrangements (farm-outs, asset swaps, etc).

•	Implementation – Involves implementing all of the changes approved in the solution development phase and may include changes to accounting policies, information systems, business processes, modification to agreements and training of staff impacted by the conversion.

Status – Implementation for information technology changes began in 2009. Training for the IFRS Steering Committee members commenced in 2008. Internal education of the Audit Committee and key financial and accounting personnel began in the fourth quarter of 2009. Detailed implementation meetings involving internal personnel directly affected by IFRS also began in the fourth quarter of 2009. Continued training and implementation meetings are expected throughout 2010.
Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements. In addition, due to anticipated changes to IFRS prior to Pengrowth’s adoption of IFRS, management’s plan and accounting policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A.
First-Time Adoption of IFRS
IFRS 1, “First-Adoption of International Financial Accounting Standards“ (“IFRS“), sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its general purpose financial statements. In addition, IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement of full retrospective application of IFRS. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Pengrowth. The most significant of these exemptions and exceptions are currently expected to be as follows:
•	Business Combinations – IFRS 1 would allow Pengrowth to adopt the IFRS policies for business combinations on a prospective basis rather than retrospectively restating all prior business combinations. The IFRS policies for business combinations are converged with the new CICA Handbook section 1582 that are effective for Pengrowth on January 1, 2011; however, early adoption under Canadian GAAP is permitted.

•	Property, Plant and Equipment (“PP&E“) – IFRS 1 provides the option to value PP&E at deemed cost rather that retrospective restatement upon the adoption of IFRS. Currently, Pengrowth accumulates all oil and gas assets into one cost center. Under IFRS, Pengrowth’s oil and gas assets must be divided into smaller cost centers. Pengrowth may choose to allocate the net book value of the full cost oil and gas assets as the deemed cost of the new cost centers on the basis of Pengrowth`s reserve volumes or reserve values at the adoption date. Alternatively, Pengrowth could elect to record PP&E at fair value on the date of transition. Under either alternative, historical cost accounting would continue under IFRS.
IFRS differences
Pengrowth has completed analysis of the significant accounting policies and has identified the key differences that may impact the financial statements as follows:
•	Reclassification of Exploration and Evaluations (“E&E”) expenditures – Upon transition to IFRS, Pengrowth will reclassify E&E expenditures that are currently included in the PP&E balance on the Consolidated Balance Sheet. This will be comprised of the book value of Pengrowth’s unproven properties that are currently excluded from Depletion (see note 6 to the audited annual financial statements). E&E assets will not be depleted but must be assessed for impairment when there are indicators for possible impairment, such as allowing the mineral rights lease to expire or a decision to no longer pursue exploration and evaluation of a specific E&E asset.

•	Impairment of PP&E assets – Impairment of PP&E is currently assessed at a consolidated level. Under IFRS, impairment of PP&E must be assessed at a more detailed level. Impairment calculations will be performed at the Cash Generating Unit level, using the greater of fair value less costs to sell or the value in use. This may result in more frequent impairments of assets under IFRS.

•	Calculation of Depletion Expense – Pengrowth currently calculates depletion of oil and gas assets on a consolidated basis based on total production and total proved reserves. Under IFRS, depletion will be calculated at a more detailed level and at least at the level of cash generating unit. In addition, under IFRS Pengrowth may use either total proven reserves or total proven plus probable reserves for the depletion calculation. The significance of the change in depletion is not known and is primarily dependant on the possible changes to the reserve base used in the calculation of depletion.

•	Trust Unit-Holders Equity – It is uncertain if Pengrowth’s trust units would qualify for classification as equity under IFRS due to specific features of the trust indenture, including the redemption provisions. If unable to qualify for classification as equity, Pengrowth trust units would be classified as liabilities on the balance sheet.

•	Provisions– In January 2010, the International Accounting Standards Board (“IASB”) released a re-exposure draft for certain aspects of the standards for provisions. A final new standard for ARO and other provisions is expected to be released in the second half of 2010. Under current IFRS standards, the net present value of the Asset Retirement Obligations (“ARO”) as reported balance sheet may be calculated differently despite the estimated future expenditures being unchanged. It is unclear if the discount rate used would be based on a credit adjusted rate, as it currently is, or based on a risk free rate. A change in the discount rate would materially change the amount recorded on the balance sheet. In addition, if Pengrowth allocated Canadian GAAP net book value to the IFRS cost centers, any revision to ARO would be recorded directly in equity.

•	Income Tax – In November 2009 the IASB withdrew an exposure draft on Income Taxes. Current IFRS income tax requirements are fundamentally consistent with current practice. Any changes to Income Tax reporting are expected to be predominantly caused by changes in the book value of assets and changes in tax rates applied, not due to the change in

Income Tax accounting methodology. Revisions to Income Tax accounting standards are expected to be re-exposed by the IASB in the second half of 2010.
In addition to the accounting policy differences, Pengrowth’s transition to IFRS will impact the internal controls over financial reporting, the disclosure controls and procedures, and IT systems as follows:
•	Internal controls over financial reporting – As the review of Pengrowth’s accounting policies is completed, an assessment will be made to determine changes required for internal controls over financial reporting. For example, additional controls will be implemented for the IFRS 1 changes and preparation of comparative information. This will be an ongoing process in 2010 to ensure that changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

•	Disclosure controls and procedures – Throughout the transition process, Pengrowth will be assessing stakeholders’ information requirements and will ensure that adequate and timely information is provided so that stakeholders are kept apprised.

•	IT Systems – Pengrowth has completed most of the system modifications required for IFRS reporting. Pengrowth’s IT systems did not require significant modifications in order to track PP&E and E&E at a more detailed level for financial reporting. We are also currently implementing solutions to allow Pengrowth to account for certain transactions and prepare Canadian GAAP and IFRS financial statements in 2010. Additional systems modifications may be required.
Pengrowth continues to make progress on its IFRS convergence plan and management believes that Pengrowth will be in a position to prepare IFRS financial statements in the first quarter of 2011. Pengrowth has not made any final determination as to what options it may select upon conversion to IFRS, and differences in reporting under some options may be significantly different. The final decisions are subject to the approval of Pengrowth’s Audit Committee and Board of Directors and the concurrence of Pengrowth’s auditors. Pengrowth continues to monitor the IFRS adoption efforts of many of its peers and participates in related processes, as appropriate. Pengrowth is currently involved in an IFRS working group composed of intermediate to large oil and gas producers and an IFRS and Financial Reporting group consisting of a peer group of income trusts.
Recent Accounting Pronouncements
New Canadian accounting recommendations related to goodwill and intangible assets which established revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets were adopted on January 1, 2009. There was no impact on the financial position or results of operations as a result of adopting this standard.
New Canadian accounting standards related to financial instruments have been issued which require enhanced disclosure relating to the fair value of financial instruments and the liquidity risk associated with financial instruments were adopted on December 31, 2009. The new standards require that all financial instruments measured at fair value be categorized into one of three hierarchy levels. Refer to Note 20 for enhanced fair value disclosures.
New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted. The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred. The new standards also require contingent liabilities to be recorded at fair value on acquisition and subsequently re-measured each reporting period until settled. The new standards require negative goodwill to be recognized in net income which is different from the current standard of deducting the amount from the non-current assets in the purchase price allocation. In addition, the consideration paid in a business combination is based on the fair value of the shares exchanged at the market price on the acquisition date. Under the current standards, the consideration paid was based on the market price of the shares before and after the date the acquisition was announced and agreed upon. The fair value of any contingent consideration is recognized on the acquisition date with subsequent changes to the consideration measured each reporting period until the amount is settled. The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed. Pengrowth is currently assessing the impact of the new standard.
Disclosure Controls and Procedures
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the CEO and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

The CEO, Derek Evans, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the period ending December 31, 2009. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2009, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
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
Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.
The effectiveness of internal control over financial reporting as of December 31, 2009 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included with our audited consolidated financial statements for the year ended December 31, 2009. No changes were made to our internal control over financial reporting during the year ending December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

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
Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.
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
KPMG LLP, the independent auditors appointed by the unitholders, have audited Pengrowth Energy Trust’s consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

(signed) “Derek W. Evans”	(signed) “Christopher G. Webster”
President and Chief Executive Officer	Chief Financial Officer
March 8, 2010

AUDITORS’ REPORT
To the Unitholders of Pengrowth Energy Trust
We have audited the consolidated balance sheets of Pengrowth Energy Trust (“the Trust”) as at December 31, 2009 and 2008 and the consolidated statements of income and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
(signed) “KPMG LLP”
Chartered Accountants
Calgary, Canada
March 8, 2010

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Pengrowth Corporation, as administrators of Pengrowth Energy Trust and the Unitholders of Pengrowth Energy Trust
We have audited Pengrowth Energy Trust’s (“the Trust”) internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Unitholders. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.
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
In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Trust Accounting Oversight Board (United States). Our report dated March 8, 2010, expressed an unqualified opinion on those consolidated financial statements.
(signed) “KPMG LLP”
Chartered Accountants
Calgary, Canada
March 8, 2010

PENGROWTH ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of dollars)

	As at	As at
	December 31	December 31
	2009	2008
ASSETS
CURRENT ASSETS
Accounts receivable	$182,342	$197,131
Due from Pengrowth Management Limited	—	623
Fair value of risk management contracts (Note 20)	14,001	122,841
Future income taxes (Note 11)	969	—

	197,312	320,595

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 20)	—	41,851

OTHER ASSETS (Note 5)	46,027	42,618

PROPERTY, PLANT AND EQUIPMENT (Note 6)	3,789,369	4,251,381

GOODWILL	660,896	660,896

TOTAL ASSETS	$4,693,604	$5,317,341

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$11,563	$2,631
Accounts payable and accrued liabilities	185,337	260,828
Distributions payable to unitholders	40,590	87,142
Fair value of risk management contracts (Note 20)	17,555	2,706
Future income taxes (Note 11)	—	34,964
Contract liabilities (Note 7)	1,728	2,483
Current portion of long-term debt (Note 9)	157,546	—

	414,319	390,754

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 20)	23,269	16,021

CONTRACT LIABILITIES (Note 7)	7,952	9,680

CONVERTIBLE DEBENTURES (Note 8)	74,828	74,915

LONG TERM DEBT (Note 9)	907,599	1,524,503

ASSET RETIREMENT OBLIGATIONS (Note 10)	288,796	344,345

FUTURE INCOME TAXES (Note 11)	181,640	293,318

TRUST UNITHOLDERS’ EQUITY
Trust unitholders’ capital (Note 12)	4,920,945	4,588,587
Equity portion of convertible debentures (Note 8)	160	160
Contributed surplus (Note 12)	18,617	16,579
Deficit (Note 14)	(2,144,521)	(1,941,521)

	2,795,201	2,663,805

COMMITMENTS (Note 21)
CONTINGENCIES (Note 22)
SUBSEQUENT EVENTS (Note 23)
TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$4,693,604	$5,317,341

See accompanying notes to the consolidated financial statements.

(signed) “Thomas A. Cumming”	(signed) “Wayne K. Foo”
Director	Director

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Stated in thousands of dollars, except per trust unit amounts)

	Year ended
	December 31
	2009	2008

REVENUES
Oil and gas sales	$1,343,167	$1,919,049
Unrealized (loss) gain on commodity risk management (Note 20)	(173,726)	249,899
Processing and other income	15,540	15,525
Royalties, net of incentives	(207,563)	(433,970)

NET REVENUE	977,418	1,750,503

EXPENSES
Operating	381,194	418,497
Transportation	13,467	12,519
Amortization of injectants for miscible floods	19,989	25,876
Interest on long term debt	80,274	76,304
General and administrative	62,195	58,937
Management fee (Note 17)	2,793	6,950
Foreign exchange (gain) loss (Note 15)	(149,722)	189,172
Depletion, depreciation and amortization	591,355	609,326
Accretion (Note 10)	27,677	28,051
Other expenses (income)	6,288	946

	1,035,510	1,426,578

(LOSS) INCOME BEFORE TAXES	(58,092)	323,925

Future income tax reduction (Note 11)	(142,945)	(71,925)

NET INCOME AND COMPREHENSIVE INCOME	$84,853	$395,850

Deficit, beginning of year	(1,941,521)	(1,686,356)

Distributions declared	(287,853)	(651,015)

DEFICIT, END OF YEAR	$(2,144,521)	$(1,941,521)

NET INCOME PER TRUST UNIT (Note 18)
Basic	$0.32	$1.58

Diluted	$0.32	$1.58
See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in thousands of dollars)

	Year ended
	December 31
	2009	2008
CASH PROVIDED BY (USED FOR):

OPERATING
Net income and comprehensive income	$84,853	$395,850
Depletion, depreciation and accretion	619,032	637,377
Future income tax reduction (Note 11)	(142,945)	(71,925)
Contract liability amortization	(2,483)	(4,664)
Amortization of injectants	19,989	25,876
Purchase of injectants	(13,298)	(21,009)
Expenditures on remediation (Note 10)	(18,042)	(32,691)
Unrealized foreign exchange (gain) loss (Note 15)	(149,233)	197,159
Unrealized loss (gain) on commodity risk management (Note 20)	173,726	(249,899)
Trust unit based compensation (Note 13)	8,125	9,998
Other items	4,248	(1,104)
Changes in non-cash operating working capital (Note 16)	(32,622)	27,548

	551,350	912,516

FINANCING
Distributions paid (Note 14)	(334,405)	(674,993)
Bank indebtedness	8,932	2,631
Repayment of Accrete bank debt	—	(16,289)
Change in long term debt, net	(312,000)	148,064
Proceeds from issue of trust units	321,605	63,499

	(315,868)	(477,088)

INVESTING
Business acquisition	—	(1,128)
Expenditures on property, plant and equipment	(207,451)	(401,928)
Other property acquisitions	(35,655)	(35,938)
Proceeds on property dispositions	41,885	17,361
Other investments	852	(5,000)
Change in remediation trust funds	(7,656)	(9,013)
Change in non-cash investing working capital (Note 16)	(27,457)	(1,799)

	(235,482)	(437,445)

CHANGE IN CASH AND TERM DEPOSITS	—	(2,017)

CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	—	2,017

CASH AND TERM DEPOSITS AT END OF YEAR	$—	$—

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(Tabular amounts are stated in thousands of dollars except per trust unit amounts and as otherwise stated)
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
The purpose of the Trust is to directly and indirectly explore for, develop, and hold interests in petroleum and natural gas properties, through investments in securities, royalty units, net profits interests and notes issued by subsidiaries of the Trust. The activities of the Corporation are financed by issuance of royalty units, interest bearing notes to the Trust, and third party debt. The Trust, through the royalty ownership and ownership of all of the common shares, obtains substantially all the economic benefits of the Corporation. Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges and general and administrative expenses. In 2009 and 2008, this Residual Interest, as computed, did not result in any income retained by the Corporation. The Trust acquired notes receivable and a Net Profits Interest (the “NPI agreement” or “NPI”) in Esprit Exploration Ltd. (“Esprit”) as a result of the 2006 business combination with Esprit Energy Trust (“Esprit Trust”). The NPI agreement entitles the Trust to monthly distributions from Esprit, a wholly owned subsidiary of the Trust. The monthly distribution is equal to the amount by which 99 percent of the gross revenue exceeds 99 percent of certain deductible expenditures as defined in the NPI agreement. The NPI agreement was terminated on December 31, 2009.
The royalty units and notes of the Corporation held by the Trust entitle it to the net income generated by the Corporation’s petroleum and natural gas properties less amounts withheld in accordance with prudent business practices to provide for future operating costs and asset retirement obligations, as defined in the Royalty Indenture. In addition, unitholders are entitled to receive the net income from other investments that are held directly by the Trust. Pursuant to the Royalty Indenture, the Board of Directors of the Corporation (the “Board of Directors”) can establish a reserve for certain items including up to 20 percent of gross revenue to fund future capital expenditures or for the payment of royalty income in any future period.
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
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The Trust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada. The consolidated financial statements include the accounts of the Trust, and all of its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated. Effective January 1, 2011, Pengrowth will be required to prepare consolidated financial statements in accordance with International Financial Reporting Standards.
The Corporation is a wholly owned subsidiary of the Trust and through the common shares, royalty and notes, the Trust obtains substantially all the economic benefits of Corporation. In addition, the unitholders of the Trust have the right to elect the majority of the Board of Directors of the Corporation.

Joint Interest Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s interest in such activities.
Property, Plant and Equipment
Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs associated with exploration and development activities. In addition, transaction costs directly attributable to successful acquisitions are also capitalized.
Pengrowth excludes the cost of acquiring and evaluating certain unproved properties from the cost base subject to depletion as quantified in Note 6. Capitalized costs, including future development costs and excluding the cost of unproven properties, are depleted on a unit of production method based on total proved reserves before royalties as estimated by independent engineers. The fair value of future estimated asset retirement obligations associated with properties and facilities are capitalized and included in the depletion calculation. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content, as per industry standards.
Repairs and maintenance costs are expensed as incurred.
Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.
There is a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). Initially, the carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, and the lower of cost and recoverable amount of unproved properties exceeds the carrying value. A separate recoverability test is completed on major development projects and unproved properties. If the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves including the lower of cost and recoverable amount of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.
Goodwill
Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could suggest impairment exists. Impairment is assessed by determining the fair value of the reporting entity and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. Any excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment.
Injectant Costs
Injectants (mostly natural gas and ethane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of hydrocarbon injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is currently estimated as 24 months.

Asset Retirement Obligations
Pengrowth initially recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit of production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding entry made to the carrying amount of the related asset.
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
Financial instruments are classified into one of five categories: held for trading, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities. Pengrowth has designated cash and term deposits as held for trading which are measured at fair value. Accounts receivable are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds have been designated as held to maturity and held for trading based on the type of investments in the fund. Other investments included in other assets have been designated as held for trading and available for sale based on the type of investment. The held for trading investment changes in fair value are recorded as unrealized gains (losses) and are included in other expenses (income) in the consolidated statements of income and deficit. The available for sale securities included in other assets are recorded at cost as the investment is in a private entity whose shares are not quoted in an active market. Held to maturity investments are measured at amortized cost, held for trading investments are measured at fair value, and available for sale investments are measured at fair value, except those whose shares are not quoted in an active market. Bank indebtedness, accounts payable and accrued liabilities, distributions payable, the debt portion of convertible debentures, and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.
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
3. CHANGE IN ACCOUNTING POLICIES
New Canadian accounting recommendations related to goodwill and intangible assets which established revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets were adopted on January 1, 2009. There was no impact on the financial position or results of operations as a result of adopting this standard.
New Canadian accounting standards related to financial instruments have been issued which require enhanced disclosure relating to the fair value of financial instruments and the liquidity risk associated with financial instruments were adopted on December 31, 2009. The new standards require that all financial instruments measured at fair value be categorized into one of three hierarchy levels. Refer to Note 20 for enhanced fair value disclosures.
New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted. The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred. The new standards also require contingent liabilities to be recorded at fair value on acquisition and subsequently re-measured each reporting period until settled. The new standards require negative goodwill to be recognized in net income which is different from the current standard of deducting the amount from the non-current assets in the purchase price allocation. In addition, the consideration paid in a business combination is based on the fair value of the shares exchanged at the market price on the acquisition date. Under the current standards, the consideration paid was based on the market price of the shares before and after the date the acquisition was announced and agreed upon. The fair value of any contingent consideration is recognized on the acquisition date with subsequent changes to the consideration measured each reporting period until the amount is settled. The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed. Pengrowth is currently assessing the impact of the new standard.
4. ACQUISITIONS
2008 Acquisitions
On September 30, 2008, Pengrowth and Accrete Energy Inc. (“Accrete”) completed a business combination (the “Combination”) whereby each Accrete share was exchanged for 0.277 of a Pengrowth trust unit. As a result of the Combination, approximately 5.0 million Pengrowth trust units were issued to Accrete shareholders. The value assigned to each Pengrowth unit issued was approximately $17.95 per trust unit based on the weighted average market price of the trust units on the five days surrounding the announcement date of the Combination. In conjunction with the Combination, all of Accrete’s oil and gas properties except those in the Harmattan area were transferred to Argosy Energy Inc., an unrelated company. The Combination was accounted for as an acquisition of Accrete by Pengrowth using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

Allocation of Purchase Price:
Property, plant and equipment	$146,463
Bank debt	(16,289)
Asset retirement obligations	(2,685)
Working capital deficit	(5,548)
Future income taxes	(31,858)

$90,083

Consideration:
Pengrowth units	$89,253
Acquisition costs	830

$90,083

The estimated fair value of property and equipment was determined using an independent reserve evaluation. The future income tax liability was determined based on Pengrowth’s effective future income tax rate of approximately 28 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent.
The consolidated financial statements included the results of operations and cash flows from Accrete subsequent to the closing date of September 30, 2008.
5. OTHER ASSETS

	2009	2008

Remediation trust funds	$34,837	$27,122
Equity investment in Monterey Exploration Ltd.	5,039	9,872
Other investments	6,151	5,624

	$46,027	$42,618

Remediation Trust Funds
Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000. Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund. The investment in the Judy Creek remediation trust fund is classified as held to maturity and is measured at amortized cost. Interest income is recognized when earned and included in other expenses (income). As at December 31, 2009 the value of the Judy Creek remediation trust fund was $8.8 million (December 31, 2008 - $8.7 million).
Pengrowth is required to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.52 per mcf of natural gas production and $1.04 per bbl of natural gas liquids production from SOEP. The SOEP remediation trust fund as at December 31, 2009 was $26.0 million (December 31, 2008 – $18.4 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. For the years ended December 31, 2009 and 2008, the amount of unrealized gain related to the SOEP remediation trust fund was insignificant.
The following reconciles Pengrowth’s remediation trust funds for 2009 and 2008:

Remediation Trust Funds	2009	2008

Opening balance	$27,122	$18,094

Contributions to Judy Creek Remediation Trust Fund	635	816
Contributions to SOEP Environmental Restoration Fund	7,579	8,485
Remediation funded by Judy Creek Remediation Trust Fund	(558)	(288)

Change in remediation trust funds	7,656	9,013

Unrealized gain on held for trading investment (1)	59	15

Closing balance	$34,837	$27,122

(1)	SOEP remediation trust fund has been designated as held for trading
Equity Investment in Monterey Exploration Ltd. (“Monterey”)
Pengrowth recorded a pre-tax loss of $3.7 million in 2009 to reflect Pengrowth’s proportionate share of Monterey’s net loss (2008 – pre-tax income of $1.4 million). In addition, Pengrowth recorded a pre-tax loss of $1.1 million in 2009 (2008 – $1.8 million pre-tax gain) as a result of decreases in the ownership of Monterey. The decrease in ownership was due to Pengrowth not participating in the share issuances completed by Monterey. The equity income (loss) and ownership adjustments are included in other expenses (income) on the consolidated statements of income and deficit. As of December 31, 2009, Pengrowth held approximately 8 million common shares of Monterey (December 31, 2008 – 8 million common shares), which is approximately 20 percent (December 31, 2008 – 24 percent) of the outstanding common shares. On February 19, 2010, Monterey issued additional equity in a public offering through which Pengrowth purchased 952,500 shares of Monterey for approximately $4.0 million and continues to own approximately 20 percent of the outstanding common shares subsequent to the share purchase.
Other Investments
As of December 31, 2009, Pengrowth owned approximately 2.5 million shares of a public corporation valued at $1.2 million (December 31, 2008 – 4.2 million shares and $0.6 million respectively). The investment in the public corporation has been designated as a held for trading investment and is recorded at fair value at the end of each period. As at December 31, 2009 and 2008, Pengrowth owned 1.0 million shares of a private corporation with a carrying value of $5.0 million. The investment has been designated as available for sale and is recorded at cost as the shares are not quoted in an active market.
6. PROPERTY, PLANT AND EQUIPMENT

	2009	2008

Property, plant and equipment, at cost	$7,272,408	$7,136,374
Accumulated depletion, depreciation and amortization	(3,498,764)	(2,907,409)

Net book value of property, plant and equipment	3,773,644	4,228,965
Net book value of deferred injectant costs	15,725	22,416

Net book value of property, plant and equipment and deferred injectants	$3,789,369	$4,251,381

In 2009, approximately $4.7 million (2008 – $5.8 million) of general and administrative costs were capitalized.
As at December 31, 2009, approximately $68 million (December 31, 2008 – $45 million) of capitalized costs to acquire and evaluate unproven properties has been excluded from depletion.
Pengrowth performed a ceiling test calculation at December 31, 2009 to assess the recoverable value of the property, plant and equipment. The oil and gas future prices and costs are based on the January 1, 2010 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices which are provided by an independent recognized valuation firm used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment at December 31, 2009.

		Foreign	Edmonton Light
	WTI Oil	Exchange Rate	Crude Oil	AECO Gas
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/mmbtu)

2010	$80.00	0.950	$83.26	$5.96
2011	$83.00	0.950	$86.42	$6.79
2012	$86.00	0.950	$89.58	$6.89
2013	$89.00	0.950	$92.74	$6.95
2014	$92.00	0.950	$95.90	$7.05
2015	$93.84	0.950	$97.84	$7.16
2016	$95.72	0.950	$99.81	$7.42
2017	$97.64	0.950	$101.83	$7.95
2018	$99.59	0.950	$103.88	$8.52
2019	$101.58	0.950	$105.98	$8.69
Thereafter	+ 2.0 percent/yr	0.950	+ 2.0 percent/yr	+ 2.0 percent/yr

7. CONTRACT LIABILITIES
Contract liabilities are composed of the following amounts:

	2009	2008

Fixed price commodity contract	$—	$956
Firm transportation contracts	9,680	11,207

Total contract liabilities	9,680	12,163
Less current portion	(1,728)	(2,483)

Non-current portion	$7,952	$9,680

Pengrowth assumed a natural gas fixed price sales contract and firm transportation commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.
8. CONVERTIBLE DEBENTURES
The 6.5 percent convertible unsecured subordinated debentures (the “Debentures”) were scheduled to mature on December 31, 2010 with interest paid semi-annually in arrears on June 30 and December 31 of each year. Each $1,000 principal amount of Debentures was convertible at the option of the holder at any time into Pengrowth trust units at a conversion price of $25.54 per unit.
The Debentures have been classified as debt, net of the fair value of the conversion feature which is included in equity at the date they were assumed in a business combination. The fair value of the conversion feature was calculated using an option pricing model. The debt premium is amortized into interest expense over the term of the Debentures. As of December 31, 2009 and 2008, Debentures with a face value of $74.7 million were outstanding.
As at December 31, 2009, the Convertible Debentures were presented on the Consolidated Balance Sheet as a non-current liability, pursuant to specific accounting guidance that permits the disclosure of a current obligation as non-current when the obligation was refinanced on a long term basis subsequent to the balance sheet date but prior to the issuance of the financial statements. Pengrowth redeemed the Convertible Debentures on January 14, 2010 using incremental borrowings from the revolving credit facility (see Note 23).
9. LONG TERM DEBT

	2009	2008

U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$157,546	$182,180
50 million at 5.47 percent due April 2013	52,417	60,727
400 million at 6.35 percent due July 2017	418,530	485,080
265 million at 6.98 percent due August 2018	277,138	321,231

	$905,631	$1,049,218
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	84,514	88,285
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	60,000	372,000

Total long term debt	$1,065,145	$1,524,503
Current portion of long term debt due April 2010	(157,546)	—

Non-current portion of long term debt	$907,599	$1,524,503

Credit Facilities
Pengrowth has a committed unsecured $1.2 billion syndicated extendible revolving credit facility. The facility is covenant based and matures on June 15, 2011. Pengrowth has the option to extend this facility annually subject to lender approval or repay the entire balance upon maturity. The revolving facility was reduced by drawings of $60 million and outstanding letters of credit in the amount of approximately $18 million at December 31, 2009.
Pengrowth also maintains a $50 million demand operating facility. This facility was reduced by drawings of $11 million and outstanding letters of credit of approximately $5 million at December 31, 2009. All borrowings under this facility are included in bank indebtedness on the balance sheet.
Various borrowing options exist under both facilities including prime rate advances and bankers’ acceptances. All drawings are subject to a stamping fee which varies between 60 basis points (“bps”) and 115 bps depending on Pengrowth’s consolidated senior debt to earnings before interest, taxes and non-cash items ratio.
Term Notes
On April 23, 2003, Pengrowth closed a U.S. $200 million private placement of senior unsecured notes. These notes were offered in two tranches of U.S. $150 million at 4.93 percent due April 2010 and U.S. $50 million at 5.47 percent due in April 2013.
On December 1, 2005, Pengrowth closed a U.K. Pound Sterling 50 million private placement of senior unsecured notes due December 2015. In a series of related risk management transactions, Pengrowth fixed the U.K. Pound Sterling to Canadian dollar exchange rate for all the semi-annual interest payments and the principal repayments at maturity. The notes have an effective rate of 5.49 percent after the risk management transactions.
On July 26, 2007, Pengrowth closed a U.S. $400 million private placement of senior unsecured notes. These notes bear interest at 6.35 percent and are due July 2017.
On August 21, 2008, Pengrowth closed a U.S. $265 million private placement of senior unsecured notes. These notes bear interest at 6.98 percent and are due August 2018.
On August 21, 2008, Pengrowth closed a Cdn $15 million private placement of senior unsecured notes. The notes bear interest at 6.61 percent and are due August 2018.
All series of term notes contain substantially similar financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with each term note issuance were deducted from the carrying amount of the debt and are amortized to net income using the effective interest method over the expected term of the notes.
As of December 31, 2009, an unrealized cumulative foreign exchange gain of $77.6 million (December 31, 2008 – loss of $66.9 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of December 31, 2009, an unrealized cumulative foreign exchange gain of $29.2 million (December 31, 2008 – $25.4 million) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.
The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2010 – $157.7 million, 2011 – $60 million, 2012 – nil, 2013 – $52.6 million, 2014 – nil.
10. ASSET RETIREMENT OBLIGATIONS
The ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred, considering various factors including the annual reserves evaluation of Pengrowth’s properties from the independent reserve evaluators. Pengrowth has estimated the net present value of its ARO to be $289 million as at December 31, 2009 (December 31, 2008 – $344 million), based on a total escalated future liability of $2,016 million (December 31, 2008 – $2,283 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2039 and 2056. Pengrowth’s credit adjusted risk free rate of eight percent (2008 – eight percent) and an inflation rate of two percent (2008 – two percent) were used to calculate the net present value of the ARO.
The following reconciles Pengrowth’s ARO:

	2009	2008

ARO, beginning of year	$344,345	$352,171
Increase (decrease) in liabilities during the year related to:
Acquisitions	365	3,414
Dispositions	(2,195)	(5,663)
Additions	3,146	3,618
Revisions (1)	(66,500)	(4,555)
Accretion expense	27,677	28,051
Liabilities settled in the year	(18,042)	(32,691)

ARO, end of year	$288,796	$344,345

(1) A corresponding adjustment was made to the related asset.
The following summarizes Pengrowth’s expenditures on ARO for 2009 and 2008:

Expenditures on ARO	2009	2008

Expenditures on ARO not covered by the trust funds	$17,484	$32,403
Expenditures on ARO covered by the trust funds (Note 5)	558	288

	$18,042	$32,691

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

	2009	2008

(Loss) income before taxes	$(58,092)	$323,925
Combined federal and provincial tax rate	29.50%	29.50%

Expected income tax (reduction) expense	(17,137)	95,558
Net income of the Trust (1)	(98,851)	(200,998)
Foreign exchange (gain) loss (2)	(21,956)	24,783
Effect of change in corporate tax rate	5,968	430
Other including stock based compensation (3)	(4,799)	1,859
Change in valuation allowance	(6,170)	6,443

Future income tax reduction	$(142,945)	$(71,925)

(1) Relates to estimated distributions of taxable income at the trust level where there is no tax liability to Pengrowth as it is the responsibility of the unitholder (2009 - $334.4 million X 29.56%, 2008 - $618.4 million X 32.50%).
(2) Reflects the 50% non-taxable portion of foreign exchange (gains) losses which are treated as capital transactions and only 50% taxable (2009 - $148.8 million gain X 50% X 29.56%, 2008 - $164.6 million loss X 50% X 30.11%).
(3) Primarily expenses that are non-deductible for tax purposes and other adjustments.
The future income tax rates in 2009 and 2008 were approximately 25 percent and were applied to the temporary differences compared to the federal and provincial statutory rate of approximately 29 percent for the 2009 and 2008 income tax years.
The net future income tax liability is composed of:

	2009		2008

Future income tax assets:
Asset retirement obligation	$68,890		$84,090
Non-capital losses	135,263		117,987
Unrealized commodity loss	7,312		—
Capital losses	273		—
Foreign exchange loss	—		6,443
Contract liabilities	2,551		3,292

	214,289		211,812
Less: Valuation allowance	(273)		(6,443)

	214,016		205,369
Future income tax liabilities:
Property, plant and equipment and other assets	(382,285	)(1)	(491,170)
Unrealized commodity gain	—		(42,481)
Foreign exchange gain	(12,402)		—

Net future tax liability	$(180,671)		$(328,282)

(1) Reduction from 2008 primarily due to depletion for accounting purposes exceeding tax pools claimed in the year.
In calculating its future income tax liability in 2009, Pengrowth included $539.4 million (2008 – $462.8 million) related to non-capital losses available for carryforward to reduce taxable income in future years. These losses expire between 2010 and 2029.
12. TRUST UNITS
Pengrowth is authorized to issue an unlimited number of trust units.
Total Trust Units:

	2009		2008

	Number of		Number of
Trust Units Issued	Trust Units	Amount	Trust Units	Amount

Balance, beginning of year	256,075,997	$4,588,587	246,846,420	$4,432,737
Issued on redemption of Deferred Entitlement Units (DEUs) (non-cash)	416,043	5,741	238,633	2,484
Issued for cash on exercise of trust unit options and rights	299,684	1,918	290,363	4,274
Issued for cash under Distribution Reinvestment Plan (DRIP)	3,026,166	26,319	3,727,256	59,423
Issued for the Accrete business combination	—	—	4,973,325	89,253
Issued for cash under At The Market (ATM) Plan	1,169,900	10,723	—	—
Issued for cash on equity issue	28,847,000	300,009	—	—
Trust unit rights incentive plan (non-cash exercised)	—	346	—	614
Issue costs net of tax	—	(12,698)	—	(198)

Balance, end of year	289,834,790	$4,920,945	256,075,997	$4,588,587

During 2009, 1,000 Class A trust units (2008 – no Class A trust units) were converted to “consolidated” trust units. As at December 31, 2009, 888 Class A trust units (December 31, 2008 – 1,888 units) remain outstanding. All other trust units outstanding are “consolidated” trust units.
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
“At The Market” Distribution
On July 10, 2009, Pengrowth amended the Equity Distribution Program which permits Pengrowth to distribute up to 25,000,000 Trust Units from time to time at prevailing market rates through either the New York or Toronto Stock Exchanges. Trust unit sales, if any, pursuant to the Equity Distribution Program will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the New York Stock Exchange or the Toronto Stock Exchange. The volume and timing of sales, if any, will be at Pengrowth’s discretion. Regulatory approval permitting the at-the-market distribution was allowed to expire in January 2010 and may be reinstated at any time. In 2009, approximately 1.2 million trust units were issued under the Equity Distribution Program (2008 – nil).
Contributed Surplus

	2009	2008

Balance, beginning of year	$16,579	$9,679
Trust unit rights incentive plan (non-cash expensed)	2,953	2,348
Deferred entitlement trust units (non-cash expensed)	5,172	7,650
Trust unit rights incentive plan (non-cash exercised)	(346)	(614)
Deferred entitlement trust units (non-cash exercised)	(5,741)	(2,484)

Balance, end of year	$18,617	$16,579

13. TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 24 million trust units, may be reserved for DEUs, rights and option grants, in aggregate, subject to a maximum of 5.5 million DEUs available for issuance pursuant to the long term incentive program. As at December 31, 2009, there were 4.6 million trust units available for DEUs and rights grants, which includes 2.6 million DEUs available for issuance (December 31, 2008 — 8.1 million and 3.6 million respectively).
Long Term Incentive Program
The DEUs issued under the plan vest and are converted to trust units in the third year from the date of grant and will receive deemed distributions prior to the vesting date in the form of additional DEUs. However, the number of DEUs actually issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy trusts such that upon vesting, the number of trust units issued from treasury may range from zero to one and one-half times the total of the number of DEUs granted plus accrued DEUs through the deemed reinvestment of distributions.
Compensation expense related to DEUs is based on the fair value of the DEUs at the date of grant. The fair value of the DEUs is determined at the date of grant using the closing trust unit price and an estimate of the performance factor. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant, which has been estimated at 25 percent for officers and employees. The number of trust units awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions.

Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of trust units at the end of the vesting period, trust unitholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense related to the DEUs. The trust units are issued from treasury upon vesting.
Pengrowth recorded compensation expense of $5.2 million in 2009 (2008 – $7.6 million) related to the DEUs based on the weighted average grant date fair value of $6.55 per DEU (2008 – $17.88 per DEU). As at December 31, 2009, the amount of compensation expense to be recognized over the remaining vesting period was $6.6 million (December 31, 2008 – $8.7 million) or $4.34 per DEU (2008 – $8.72 per DEU), subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.6 years (2008 – 1.3 years).

	2009		2008

	Number	Weighted	Number	Weighted
DEUs	of DEUs	average price	of DEUs	average price

Outstanding, beginning of year	1,270,750	$19.38	868,042	$20.13
Granted	1,174,601	$6.55	578,833	$17.88
Forfeited	(120,637)	$12.63	(158,532)	$19.54
Exercised	(297,184)	$20.57	(202,020)	$18.51
Deemed DRIP (1)	263,939	$14.05	184,427	$19.70

Outstanding, end of year	2,291,469	$12.38	1,270,750	$19.38

(1)	Weighted average deemed DRIP price is based on the average of the original grant prices.
Trust Unit Rights Incentive Plan
Pengrowth has a Trust Unit Rights Incentive Plan, pursuant to which rights to acquire trust units may be granted to the directors, officers, employees, and special consultants. Pengrowth has not granted Trust Unit Rights to directors since 2006. Under the Rights Incentive Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter may result, at the discretion of the holder, in a reduction in the exercise price. Total price reductions calculated for 2009 were $0.03 per trust unit right (2008 – $1.01 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.
As at December 31, 2009, rights to purchase 5,455,598 trust units were outstanding (December 31, 2008 – 3,292,622) that expire at various dates to December 18, 2014.

	2009		2008

	Number	Weighted	Number	Weighted
Trust Unit Rights	of rights	average price	of rights	average price

Outstanding, beginning of year	3,292,622	$16.78	2,250,056	$17.39
Granted (1)	2,958,378	$6.63	1,703,892	$17.96
Forfeited	(495,718)	$12.25	(397,469)	$17.49
Exercised	(299,684)	$6.40	(263,857)	$14.55

Outstanding, end of year	5,455,598	$12.23	3,292,622	$16.78

Exercisable, end of year	3,087,494	$14.95	1,950,375	$16.52

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
The following table summarizes information about trust unit rights outstanding and exercisable at December 31, 2009:

		Rights Outstanding		Rights Exercisable

		Weighted average
		remaining	Weighted		Weighted
	Number	contractual life	average	Number	average
Range of exercise prices	outstanding	(years)	exercise price	exercisable	exercise price

$6.00 to $8.99	2,122,141	4.2	$6.12	522,804	$6.13
$9.00 to $12.99	620,943	3.3	$10.32	321,898	$11.15
$13.00 to $18.99	2,341,899	2.8	$17.13	1,881,380	$17.19
$19.00 to $22.99	370,615	1.3	$19.41	361,412	$19.41

$6.00 to $22.99	5,455,598	3.3	$12.23	3,087,494	$14.95

Compensation expense associated with the trust unit rights granted during 2009 was based on the estimated fair value of $1.13 per trust unit right (2008 – $1.68). The fair value of trust unit rights granted in the period was estimated at 17 percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 1.7 percent, volatility of 43 percent, expected distribution yield of 20 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.
Compensation expense related to the trust unit rights in 2009 was $3.0 million (2008 – $2.3 million). As at December 31, 2009, the amount of compensation expense to be recognized over the remaining vesting period was $1.4 million (December 31, 2008 – $1.2 million), or $0.23 per trust unit right (December 31, 2008 – $0.37 per trust unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 1.1 years (2008 – 1.1 years). The trust units are issued from treasury upon vesting and exercise.
Trust Unit Option Plan
Pengrowth terminated the trust unit option plan on June 28, 2009. No new grants have been issued under the plan since November 2002. As at December 31, 2009, no trust unit options were outstanding (December 31, 2008 – 1,700 were outstanding with a weighted average exercise price of $14.95).
Employee Savings Plans
Pengrowth has savings plans whereby Pengrowth will match contributions by qualifying employees of one to 12 percent of their annual base salary, less any of Pengrowth’s contributions to the Group Registered Retirement Savings Plan (“Group RRSP”), to purchase trust units in the open market. Participants in the Group RRSP can make contributions from one to 12 percent and Pengrowth will match contributions to a maximum of six percent of their annual basic salary. Pengrowth’s share of contributions to the Trust Unit Purchase Plan and Group RRSP in 2009 were $4.6 million and $1.1 million, respectively (2008 – $4.2 million and $1.0 million, respectively).
Trust Unit Margin Purchase Plan
On November 11, 2009 the Trust Unit Margin Purchase Plan was terminated. No new margin accounts were opened and no further purchases of Trust Units were made on margin subsequent to this date. Existing plan participants were not required to withdraw from the plan.
Pengrowth has provided a $1 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan (2008 – $1 million). The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2009, 495,226 trust units (December 31, 2008 – 432,789) were deposited under the plan with a market value of $5 million (December 31, 2008 – $4 million) and a corresponding margin loan of $3.9 million (December 31, 2008 – $4.3 million).
14. DEFICIT

	2009	2008

Accumulated earnings	$2,156,041	$2,071,188
Accumulated distributions declared	(4,300,562)	(4,012,709)

	$(2,144,521)	$(1,941,521)

Pengrowth historically under its Royalty and Trust Indentures and NPI agreement distributed to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income or loss as a result of non-cash expenses such as unrealized gains (losses) on commodity contracts, unrealized foreign exchange gains (losses), depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
Distributions Paid
Actual cash distributions paid in 2009 were $334 million (2008 — $675 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.
15. FOREIGN EXCHANGE (GAIN) LOSS

	2009	2008

Unrealized foreign exchange (gain) loss on translation of U.S. dollar denominated debt	$(144,455)	$181,856
Unrealized foreign exchange gain on translation of U.K. pound sterling denominated debt	(3,840)	(9,230)

	(148,295)	172,626
Unrealized (gain) loss on foreign exchange risk management contracts	(938)	24,533

	(149,233)	197,159
Realized foreign exchange gain	(489)	(7,987)

	$(149,722)	$189,172

16. OTHER CASH FLOW DISCLOSURES
Change in Non-Cash Operating Working Capital

Cash provided by (used for):	2009	2008

Accounts receivable	$15,284	$9,452
Accounts payable and accrued liabilities	(48,529)	23,536
Due from Pengrowth Management Limited	623	108
Net working capital on acquisition	—	(5,548)

	$(32,622)	$27,548

Change in Non-Cash Investing Working Capital

Cash provided by (used for):	2009	2008

Accounts receivable	$(495)	$—
Accounts payable and capital accruals	(26,962)	(1,799)

	$(27,457)	$(1,799)

Cash Interest Payments

	2009	2008

Interest on long-term debt	$85,566	$66,267

17. RELATED PARTY TRANSACTIONS
The management agreement with Pengrowth Management Limited (the “Manager”) expired on June 30, 2009. The Manager provided certain services pursuant to the management agreement. In 2009 Pengrowth was charged $2.8 million for management fees (2008 – $6.9 million). In addition, Pengrowth was charged $2.1 million (2008 – $1.1 million) for reimbursement of general and administrative expenses incurred by the Manager. Amounts charged by the Manager were pursuant to a management agreement approved by the unitholders. The law firm controlled by the former Corporate Secretary of the Corporation charged $0.8 million in 2009 (2008 – $1.0 million) for legal and advisory services provided to Pengrowth. The fees charged by this law firm have been recorded at the exchange amount which management believes approximates the fair value. Amounts receivable or payable from or to the related parties are unsecured, non-interest bearing and have no set terms of repayment. During 2009, the former Corporate Secretary was granted 44,304 trust unit rights and 8,861 DEUs (2008 – 23,670 trust unit rights and 3,945 DEUs).
A senior officer of the Corporation is a member of the Board of Directors of Monterey, a company that Pengrowth owns approximately 20 percent of the outstanding common shares.
18. AMOUNTS PER TRUST UNIT
The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	2009	2008

Weighted average number of trust units — basic	264,121,262	250,182,464
Dilutive effect of trust unit options, trust unit rights and DEUs	1,779,172	333,531

Weighted average number of trust units — diluted	265,900,434	250,515,995

In 2009, 5.8 million trust units (2008 – 6.2 million) from trust unit options, rights, DEUs and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.
19. CAPITAL DISCLOSURES
Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness, convertible debentures and working capital.
Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per unit basis. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.
Pengrowth’s ability to issue trust units and convertible debt is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the “SIFT tax”). Pengrowth is grandfathered for the SIFT tax, however Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). As of December 31, 2009 Pengrowth may issue $3.9 billion of equity in total for 2010 under the safe harbour provisions. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Management monitors capital using non-GAAP financial metrics, primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and Total Debt to Total Capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity, adjust the level of distributions paid to unitholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels. To maintain its financial flexibility and in response to a decline in commodity prices, Pengrowth reduced its monthly distributions in 2008 and 2009 from $0.225 per trust unit to $0.07 per trust unit.
Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing EBITDA and total debt to total capitalization are within reasonable limits.
The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

As at:	December 31, 2009	December 31, 2008

Term credit facilities	$60,000	$372,000
Senior unsecured notes(1)	847,599	1,152,503
Working capital deficiency	217,007	70,159
Convertible debentures	74,828	74,915

Total debt including convertible debentures	$1,199,434	$1,669,577

(1)	Non-current portion of long term debt
20. FINANCIAL INSTRUMENTS
Pengrowth’s financial instruments are composed of accounts receivable, accounts payable and accrued liabilities, fair value of risk management assets and liabilities, remediation trust funds, investments in other entities, distributions payable to unitholders, bank indebtedness, long term debt and convertible debentures.
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
MARKET RISK
Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk, interest rate risk and equity price risk.

Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation and political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow which enables Pengrowth to fund distributions and its capital development program. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.
As at December 31, 2009, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Remaining term	Volume (bbl/d)	Reference Point	Price per bbl

Financial:
Jan 1, 2010 - Dec 31, 2010	12,500	WTI (1)	$82.09 Cdn
Jan 1, 2011 - Dec 31, 2011	500	WTI (1)	$82.44 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

Natural Gas:
Remaining term	Volume (mmbtu/d)	Reference Point	Price per mmbtu

Financial:
Jan 1, 2010 - Dec 31, 2010	97,151	AECO	$6.10 Cdn
Jan 1, 2010 - Dec 31, 2010	5,000	Chicago MI (1)	$6.78 Cdn
Jan 1, 2011 - Dec 31, 2011	33,174	AECO	$5.77 Cdn
Jan 1, 2011 - Dec 31, 2011	5,000	Chicago MI (1)	$6.78 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

Power:
Remaining term	Volume (mwh)	Reference Point	Price per mwh

Financial:
Jan 1, 2010 - Dec 31, 2010	20	AESO	$47.66 Cdn

The above commodity risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value.
The fair value of the commodity risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income as follows:

Commodity Risk Management Contracts	2009	2008

Current portion of unrealized risk management assets	$14,001	$122,841
Non-current portion of unrealized risk management assets	—	41,851
Current portion of unrealized risk management liabilities	(16,661)	—
Non-current portion of unrealized risk management liabilities	(6,374)	—

Total unrealized risk management (liabilities) assets at year end	$(9,034)	$164,692

	2009	2008

Total unrealized risk management (liabilities) assets at year end	$(9,034)	$164,692
Less: Unrealized risk management assets (liabilities) at beginning of year	164,692	(85,207)

Unrealized (loss) gain on risk management contracts for the year	$(173,726)	$249,899

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $4.7 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at December 31, 2009 (December 31, 2008 – $7.3 million). Similarly, each Cdn $0.25 per mcf change in future natural gas prices would result in approximately Cdn $12.8 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (December 31, 2008 – $8.3 million). Each Cdn $1 per MWh change in future power prices would result in approximately Cdn $0.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts.
As of close December 31, 2009, the AECO spot price gas price was approximately $5.81/mcf (December 31, 2008 – $6.35/mcf), the WTI prompt month price was US $79.36 per barrel (December 31, 2008 – $44.60 per barrel), and the daily average power pool spot price was approximately Cdn $43.79/MWh.
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

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts at December 31, 2009 was approximately $17.8 million.
The foreign exchange risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income as follows:

Foreign Exchange Risk Management Contracts	2009	2008

Current portion of unrealized risk management liabilities	$(894)	$(2,706)
Non-current portion of unrealized risk management liabilities	(16,895)	(16,021)

Total unrealized risk management liabilities at year end	$(17,789)	$(18,727)

	2009	2008

Total unrealized risk management liabilities at year end	$(17,789)	$(18,727)
Less: Unrealized risk management (liabilities) assets at beginning of year	(18,727)	5,806

Unrealized gain (loss) on risk management contracts for the year	$938	$(24,533)

Foreign Exchange Rate Sensitivity
The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at December 31, 2009	Cdn - U.S.	Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	—	572

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at December 31, 2008	Cdn - U.S.	Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	—	577

Interest Rate Risk
Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth has mitigated some of its exposure to interest rate risk by issuing fixed rate term notes.
Interest Rate Sensitivity
As at December 31, 2009, Pengrowth has approximately $1.1 billion of long term debt (December 31, 2008 — $1.5 billion) of which $60 million (December 31, 2008 — $372 million) is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $0.6 million for 2009 (2008 — $3.7 million).
Equity Price Risk
Pengrowth has exposure to equity price risk on investments in an exchange traded bond fund related to a portion of the remediation trust fund and on its investment in a publicly traded entity. Pengrowth’s exposure to equity price risk is not significant.
FAIR VALUE
The fair value of accounts receivable, accounts payable and accrued liabilities, bank indebtedness, and distributions payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates.
The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2009 and 2008.

			Fair Value Measurements Using:
			Quoted Prices in	Significant Other	Significant
			Active Markets	Observable Inputs	Unobservable
As at December 31, 2009	Carrying Amount	Fair Value	(Level 1)	(Level 2)	Inputs (Level 3)

Financial Assets
Remediation trust funds	$34,837	$34,821	$34,821	$—	$—
Fair value of risk management contracts	14,001	14,001	—	14,001	—
Other Assets — investment in public company	1,151	1,151	1,151	—	—

Financial Liabilities
U.S. dollar denominated senior unsecured notes	905,631	963,136	—	963,136	—
Cdn dollar senior unsecured notes	15,000	15,164	—	15,164	—
U.K. Pound Sterling denominated unsecured notes	84,514	89,724	—	89,724	—
Convertible debentures	74,828	76,423	76,423	—	—
Fair value of risk management contracts	40,824	40,824	—	40,824	—

			Fair Value Measurements Using:
			Quoted Prices in	Significant Other	Significant
			Active Markets	Observable Inputs	Unobservable
As at December 31, 2008	Carrying Amount	Fair Value	(Level 1)	(Level 2)	Inputs (Level 3)

Financial Assets
Remediation trust funds	$27,122	$26,948	$26,948	$—	$—
Fair value of risk management contracts	164,692	164,692	—	164,692	—
Other Assets — investment in public company	624	624	624	—	—

Financial Liabilities
U.S. dollar denominated senior unsecured notes	1,049,218	1,213,723	—	1,213,723	—
Cdn dollar senior unsecured notes	15,000	16,075	—	16,075	—
U.K. Pound Sterling denominated unsecured notes	88,285	95,495	—	95,495	—
Convertible debentures	74,915	68,014	68,014	—	—
Fair value of risk management contracts	18,727	18,727	—	18,727	—

Level 1 Fair Value Measurements
Remediation trust funds — investments in the SOEP remediation trust fund are recorded at fair value which is based on the quoted market value of the underlying investments in the fund at the balance sheet date. The fair value of the Judy Creek remediation trust fund is based on the quoted market value of the underlying investments in the fund at the balance sheet date.

Other Assets — investment in public company — the fair value of the investment in the public company has been determined using the closing trading price of the public company’s common shares on the balance sheet date.
Convertible debentures — the fair value of the convertible debentures has been determined using the closing trading price of the debentures on the balance sheet date.
Level 2 Fair Value Measurements
Risk management contracts — the fair value of the risk management contracts are estimated based on the mark-to-market method of accounting, using publicly quoted market prices or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.
Foreign and Canadian dollar denominated debt — the fair value of the foreign and Canadian dollar denominated term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Continued uncertainty in the credit markets may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. However, given the current state of global credit markets, oil and gas companies including Pengrowth may be exposed to an increased risk of a general decline in counterparty credit worthiness. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. Pengrowth has two counterparties that individually account for more than ten percent of monthly revenues. Both counterparties are large, well-established companies supported by investment grade credit ratings.
Pengrowth considers amounts over 90 days as past due. As at December 31, 2009 and 2008, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts as no significant impairment issues exist at December 31, 2009 and 2008. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
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
All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

	Carrying	Contractual				More than 5
As at December 31, 2009	Amount	Cash Flows	Within 1 year	1-2 years	2-5 years	years

Cdn dollar revolving credit facility(1)	$60,000	$60,892	$613	$60,279	$—	$—
Cdn dollar senior unsecured notes(1)	15,000	23,571	992	992	2,977	18,610
U.S. dollar denominated senior unsecured notes(1)	748,085	1,131,180	49,009	49,009	194,858	838,304
U.K. Pound Sterling denominated unsecured notes(1)	84,514	112,384	4,637	4,637	13,923	89,187
Convertible debentures(1) (2)	74,828	79,599	—	79,599	—	—
Remediation trust fund payments	—	12,500	250	250	750	11,250
Commodity risk management contracts	6,374	6,517	—	6,517	—	—
Foreign exchange risk management contracts	16,895	180	30	30	90	30

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates

(2)	Convertible debentures were redeemed on January 14, 2010 using proceeds from the revolving credit facility (Note 23). The repayment of the convertible debentures has been shown in the above table as due in 1-2 years with the revolving credit facility.

	Carrying	Contractual				More than 5
As at December 31, 2008	Amount	Cash Flows	Within 1 year	1-2 years	2-5 years	years

Cdn dollar revolving credit facility(1)	$372,000	$393,919	$8,630	$8,630	$376,659	$—
Cdn dollar senior unsecured notes(1)	15,000	24,556	992	992	2,975	19,597
U.S. dollar denominated senior unsecured notes(1)	1,049,218	1,570,918	65,805	65,805	414,482	1,024,826
U.K. Pound Sterling denominated unsecured notes(1)	88,285	122,286	4,847	4,847	14,541	98,051
Convertible debentures(1)	74,915	84,457	4,858	79,599	—	—
Remediation trust fund payments	—	12,500	250	250	750	11,250
Foreign exchange risk management contracts	18,727	210	30	30	90	60

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates
21. COMMITMENTS

	2010	2011	2012	2013	2014	Thereafter	Total

Operating leases	$12,935	$12,695	$12,489	$12,359	$12,141	$35,383	$98,002

Operating leases include office rent and vehicle leases.
22. CONTINGENCIES
Pengrowth is sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.
23. SUBSEQUENT EVENTS
On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount of approximately $76.8 million, including accrued interest to the redemption date, was funded with incremental borrowings from the revolving credit facility.
On February 17, 2010, Pengrowth completed a disposition of certain royalty interests for proceeds, net of adjustments, of approximately $39 million.
On February 19, 2010, Monterey issued additional equity in a public offering through which Pengrowth purchased 952,500 shares of Monterey for approximately $4.0 million and continues to own approximately 20 percent of the outstanding common shares subsequent to the share purchase.

24.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to United States generally accepted accounting principles (U.S. GAAP), as they apply to Pengrowth, are as follows:
(a)	As required quarterly under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on the average of the prices on the first day of each month for the year ended December 31, 2009, and prior to December 31, 2009 based on commodity prices in effect on the date of the impairment test), plus the lower of cost and fair value of unproven properties. At December 31, 2009, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs. At December 31, 2008, the application of the full cost ceiling test under U.S. GAAP resulted in a before-tax write-down of capitalized costs of $1,529.9 million (total write-downs prior to December 31, 2008 – $492.6 million).

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the 2009 depletion charge by $189.4 million (2008 – $24.7 million). Depletion on a per unit of production under U.S. GAAP was $13.53 per BOE (2008 – $20.21).

(b)	Other comprehensive income under U.S. GAAP differs from that presented under Canadian GAAP as a result of designating a cash flow hedge at different dates under U.S. GAAP as compared to Canadian GAAP. Effective January 1, 2007, Pengrowth ceased to designate its foreign exchange swaps as a cash flow hedge of the U.K. term debt. The amount deferred in accumulated other comprehensive income pertaining to this hedging relationship when the hedge was de-designated of $2.4 million is being amortized to income over the life of the foreign exchange swap under U.S. GAAP.

(c)	Under U.S. GAAP, securities which are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer must be classified outside of permanent equity and are to be recorded at their redemption amount at each balance sheet date with changes in redemption amount being charged to the deficit. The amount charged to the deficit representing the change in the redemption amount between balance sheet dates for the periods presented must also be disclosed. Furthermore, the balance sheet disclosure of “trust unitholders’ capital” would not be permitted and trust unitholders’ capital would be reclassified to mezzanine equity, a liability.

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

(d)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of the income tax reduction at the federal level for the year ended December 31, 2009 is $42.0 million (2008 — $319.5 million). The portion of income tax reduction at the provincial level is $23.4 million (2008 – $173.8 million).

(e)	Additional disclosures required under U.S. GAAP with respect to Pengrowth’s equity incentive plans is provided below.

The intrinsic value of the DEUs, trust unit rights and trust unit options exercised was as follows:

	2009		2008
	Number	Intrinsic	Number	Intrinsic
	Exercised	Value	Exercised	Value

DEUs	297,184	$3,121	202,020	$4,511
Trust Unit Rights	299,684	867	263,857	1,271
Trust Unit Options	—	—	26,506	64

Total	596,868	$3,988	492,383	$5,846

The following table summarizes information about trust unit options, trust unit rights and DEUs vested and expected to vest:

	Trust Unit
At December 31, 2009	Rights	DEUs

Number vested and expected to vest	5,218,787	1,570,348
Weighted average exercise price per unit (1)	$12.39	$—
Aggregate intrinsic value (2)	$8,238	$15,939
Weighted average remaining life (years)	3.3	1.4

	Trust Units	Trust Unit
At December 31, 2008	Options	Rights	DEUs

Number vested and expected to vest	1,700	3,158,397	1,117,550
Weighted average exercise price per unit (1)	$14.95	$16.76	$—
Aggregate intrinsic value (2)	$—	$—	$10,449
Weighted average remaining life (years)	0.5	3.2	1.4

(1)	No proceeds are received upon exercise of DEUs.

(2)	Based on December 31 closing trust unit price.
The following table summarizes information about trust unit options and trust unit rights outstanding:

	Trust Unit
At December 31, 2009	Rights	DEUs

Number exercisable	3,087,494	—
Weighted average exercise price per unit (2)	$14.95	$—
Aggregate intrinsic value (3)	$2,217	$—
Weighted average remaining life (years)	2.7	—

	Trust Units	Trust Unit
At December 31, 2008	Options	Rights	DEUs

Number exercisable (1)	1,700	1,950,375	2,209
Weighted average exercise price per unit (2)	$14.95	$16.52	$—
Aggregate intrinsic value (3)	$—	$—	$25
Weighted average remaining life (years)	0.5	2.7	—

(1)	DEUs exercisable at December 31, 2008 were granted to employees on long-term leave on the vesting date. DEUs will be exercised upon return from long-term leave or termination from the plan. No DEUs were exercisable at December 31, 2009.

(2)	No proceeds are received upon exercise of DEUs.

(3)	Based on December 31 closing price.
(f)	Under Canadian GAAP, the convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete the balance to the principal due on maturity as a result of the portion allocated to equity.

Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP related to the equity portion of the debenture would not be recorded under U.S. GAAP.

(g)	The following table summarizes the unrecognized tax benefits under U.S. GAAP:

	2009	2008

Balance, January 1	$21,239	$17,810
Additions (decreases) based on tax positions in the year	(1,260)	3,859
Decrease due to change in tax rates	(691)	(430)

Balance, December 31	$19,288	$21,239

The following table summarizes open taxation years at December 31, 2009 by jurisdiction:

Jurisdiction	Years

Federal	2004 - 2008
Alberta, British Columbia, Saskatchewan, and Nova Scotia	2004 - 2008

The 2004 tax examination by federal authorities is currently in progress.

Interest and penalties related to uncertain tax positions, which are included in income tax expense, were not material for the years ended December 31, 2009 and 2008.

Unrecognized tax benefits are classified as current or long-term liabilities under U.S. GAAP as opposed to future income tax liabilities. It is anticipated that no amount of the current or prior year unrecognized tax benefit will be realized in the next year. The unrecognized tax benefit, if recognized, would have a favourable impact on Pengrowth’s effective income tax rate in future periods.

(h)	Fair Value Measurements

The framework for measuring fair value when an entity is required to use a fair value measure for recognition or disclosure purposes under U.S. GAAP is consistent with the framework under Canadian GAAP, except that Canadian GAAP only requires disclosure of the fair value hierarchy for items normally measured at fair value. In addition, under Canadian GAAP the framework only applies to financial assets and liabilities measured at fair value as at December 31, 2009 while under U.S. GAAP the framework applies to all financial assets and liabilities and non-financial assets and liabilities measured at fair value or for which fair value is disclosed for December 31, 2009 and only for financial assets and liabilities as of December 31, 2008. Pengrowth’s disclosure under Canadian GAAP includes assets and liabilities measured at fair value and for which fair value is disclosed, consistent with U.S. GAAP. Please see Note 20 to the audited annual financial statements for fair value disclosures as of December 31, 2009 and 2008.

(i)	Under U.S. GAAP, unrealized gains or losses on commodity risk management would be included with oil and gas sales.

(j)	Effective January 1, 2009, Pengrowth adopted new disclosure standards under U.S. GAAP with respect to derivatives and hedging. These new disclosure standards are similar to Canadian GAAP (see note 20). The following are additional disclosures required under U.S. GAAP with respect to Pengrowth’s derivatives.

Pengrowth has not designated any outstanding risk management contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value on the statement of income (loss) as unrealized commodity risk management contracts. The effect on cash flows will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. The use of commodity contracts involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The total of all risk management assets is $38.2 million (2008 – $164.8 million). The total of all risk management liabilities is $65.0 million (2008 – $18.8 million). Under Canadian and U.S. GAAP, the risk management assets and risk management liabilities are netted by individual counterparty, thus the maximum amount of potential loss due to credit risk is the carrying amount of the risk management assets recorded on the balance sheet. There are no contingent features of these contracts related to Pengrowth’s credit risk.

(k)	Other accounting policy changes under U.S. GAAP:
(i)	In June 2009, the Financial Accounting Standards Board (“FASB”) developed the Accounting Standards Codification (“codification”) that consolidates all authoritative accounting guidance into a single source that uses a simple, consistent structure for organizing accounting topics. The codification does not change U.S. GAAP but reorganizes it into a consistent structure for ease of research and cross-reference. All other non-grandfathered non-SEC accounting literature not included in the codification will become non-authoritative. The codification became effective on September 15, 2009 and implementation had no effect on Pengrowth’s financial position, results of operations or cash flow.

(ii)	Effective January 1, 2009, Pengrowth adopted new U.S. GAAP standards with respect to business combinations which require an acquirer to be identified for all business combinations and applies the same method of accounting for business combinations (the acquisition method) to all transactions. In addition, transaction costs associated with acquisitions are required to be expensed. The revised statement is effective to business combinations in years beginning on or after December 31, 2008. There were no business combinations that occurred during 2009 therefore adoption of these standards did not create any Canadian to U.S. GAAP differences.

(iii)	On December 31, 2009, Pengrowth adopted new rules and regulations issued by the SEC with respect to reserves and reporting of reserves. The new rules impacted the calculation of the U.S. GAAP ceiling test. Effective December 31, 2009, the ceiling test is based on the proven reserves discounted at ten percent using the average of the commodity prices on the first day of each month in the year rather than the year end commodity prices.

Consolidated Statements of Income
The application of U.S. GAAP would have the following effect on net income as reported:

(Stated in thousands of Canadian Dollars, except per trust unit amounts)

	Year ended	Year ended
	December 31, 2009	December 31, 2008

Net income for the year, as reported	$84,853	$395,850

Adjustments:
Depletion and depreciation (a)	189,371	24,735
Ceiling test write-down (a)	—	(1,529,935)
Amortization of discontinued hedge (b)	272	272
Non-cash interest on convertible debentures (f)	40	40
Future tax adjustments	(77,553)	421,369

Net income (loss) — U.S. GAAP	$196,983	$(687,669)

Other comprehensive income (loss):
Amortization of discontinued hedge (b)	(272)	(272)

Comprehensive income (loss) — U.S. GAAP	$196,711	$(687,941)

Net Income (Loss) per trust unit — U.S. GAAP
Basic	$0.74	$(2.75)
Diluted	$0.74	$(2.75)

Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the balance sheets as reported:

(Stated in thousands of Canadian Dollars)

		Increase
As at December 31, 2009	As Reported	(Decrease)	U. S. GAAP

Assets
Property, plant and equipment (a)	$3,789,369	$(1,562,502)	$2,226,867
Future income taxes (d)(g)	—	251,473	251,473

		$(1,311,029)

Liabilities
Convertible debentures	$74,828	$40	$74,868
Future income taxes (d)(g)	180,671	(180,671)	—
Other long term liabilities (g)	—	19,288	19,288

Unitholders’ equity:
Accumulated other comprehensive income	$—	$1,630	$1,630
Trust unitholders’ equity (c)	2,795,201	(1,151,316)	1,643,885

		$(1,311,029)

		Increase
As at December 31, 2008	As Reported	(Decrease)	U. S. GAAP

Assets
Property, plant and equipment (a)	$4,251,381	$(1,751,873)	$2,499,508
Future income taxes (d)	—	183,366	183,366

		$(1,568,507)

Liabilities
Convertible debentures	$74,915	$80	$74,995
Future income taxes (d)	328,282	(328,282)	—
Other long term liabilities (d)	—	21,239	21,239

Unitholders’ equity:
Accumulated other comprehensive income	$—	$1,902	$1,902
Trust unitholders’ equity (c)	2,663,805	(1,263,446)	1,400,359

		$(1,568,507)

Additional disclosures required under U.S. GAAP
The components of accounts receivable are as follows:

	As at	As at
	December 31, 2009	December 31, 2008

Trade	$159,309	$159,274
Prepaid	23,033	37,857

	$182,342	$197,131

The components of accounts payable and accrued liabilities are as follows:

	As at	As at
	December 31, 2009	December 31, 2008

Accounts payable	$50,998	$94,799
Accrued liabilities	134,339	166,029

	$185,337	$260,828

APPENDIX D
SUPPLEMENTAL UNAUDITED DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES REQUIRED UNDER UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

SUPPLEMENTAL INFORMATION — OIL AND GAS PRODUCING ACTIVITIES
(unaudited)
The following are supplementary oil and gas disclosures required under U. S. generally accepted accounting principles. All amounts in thousands, unless otherwise noted:
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
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.
Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume royalty rates in existence at the time the estimates were made, the Trust’s estimate of future production volumes and new SEC Modernization of Oil and Gas Reporting rules, using the average of the first-day-of-the-month prices during the 12 month period before the end of the year (prior to December 31, 2009, pricing was based on the year end price). This same 12 month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The unaudited supplemental information on oil and gas exploration and production activities for 2009 has been presented in accordance with the new reserve estimation and disclosure rules, which may not be applied retrospectively. The 2008 data are presented in accordance with FASB oil and gas disclosure requirements effective during that period. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause the Trust’s share of future production from Canadian reserves to be materially different from that presented.
Subsequent to December 31, 2009 no major discovery or other favorable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

The impact of Pengrowth’s equity accounted investments on the supplemental oil and gas disclosures is not material.
COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES
Costs incurred in oil and gas producing activities for the years ended December 31 are as follows:

	2009	2008
Property acquisition costs
Proved	$24,653	$182,401
Unproved	11,002	—
Exploration costs	13,915	22,012
Development costs	123,104	365,304
Injectants costs	13,298	21,009

	$185,972	$590,726

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
Pengrowth capitalizes a portion of general and administrative costs associated with exploration and development activities. Prior to 2009, transaction costs directly attributable to successful business combinations are also capitalized. In 2009, transaction costs are expensed under U.S. accounting standards.
Approximately $67.6 million (2008 — $45.4 million) of costs to acquire and evaluate unproven properties has been excluded from depletion.

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES
The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to the Trust’s oil and gas exploration, development and producing activities at December 31 consist of:

	2009	2008
Oil and gas properties	$7,211,347	$7,079,703
Less accumulated depletion, depreciation and amortization	(5,027,476)	(4,635,531)

Net capitalized costs	$2,183,871	$2,444,172

Unproved oil and gas properties	$420,354	$484,426
Proven oil and gas properties	1,763,517	1,959,746

Net capitalized costs	$2,183,871	$2,444,172

OIL AND GAS RESERVE INFORMATION
All of the Trust’s proved oil, natural gas liquids, and natural gas reserves are located in Canada, in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. The Trust’s proved developed and undeveloped reserves after deductions of royalties are summarized below:
Net Proved Developed and Undeveloped Reserves After Royalties

	Crude Oil	Natural
	and NGL’s	Gas
	MMbbls	Bcf

End of year 2007	111.5	528.7
Revisions of previous estimates (including infill drilling & improved recovery)	3.6	40.3
Purchase of reserves in place	2.6	16.1
Sale of reserves in place	—	(1.0)
Discoveries and extensions	1.3	12.3
Production	(12.3)	(71.5)

End of year 2008	106.7	524.9
Revisions of previous estimates (including infill drilling & improved recovery)	0.4	(36.6)
Purchase of reserves in place	0.8	1.1
Sale of reserves in place	(0.5)	(7.8)
Discoveries and extensions	1.3	6.7
Production	(11.2)	(72.9)

End of year 2009	97.5	415.4

Net Proved Developed Reserves After Royalty
End of year 2007	93.0	474.9
End of year 2008	87.9	474.4
End of year 2009	81.7	394.0

Notes:

1.	Net after royalty reserves are the Trust’s lessor royalty, overriding royalty, and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Crown royalties are subject to change by legislation or regulation and vary depending on production rates, selling prices and potentially timing of initial production.

2.	Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and the average of the commodity prices on the first day of each month for the year ended December 31, 2009. Prior to December 31, 2009 reserves are based on the commodity prices in effect on the last day of the year.

3.	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

4.	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES
The following information is based on crude oil and natural gas reserve and production volumes estimated by the independent engineering consultants of the Trust. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the Trust or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Trust’s reserves.
The future cash flows presented below are based on cost rates, and statutory income tax rates in existence as of the date of the projections and the average of commodity prices in effect on the first day of each month for the year ended December 31, 2009. Prior to December 31, 2009 future net cash flows were based on commodity prices in effect on the last day of the year. It is expected that revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.
Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.
The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2009 was based on the following average of the first-day-of-the-month benchmark prices for the 12 month period before the end of the year: Edmonton par crude oil price of $63.59/bbl and AECO natural gas price of $3.84/MMBtu. The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2008 was based on the following year end benchmark prices: Edmonton par crude oil price of $44.27/bbl and AECO natural gas price of $6.22/MMBtu.
STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES
The following table sets forth the standardized measure of discounted future net cash flows from projected production of the Trust’s crude oil and natural gas reserves at December 31, for the years presented.

	2009	2008

Future cash inflows	$8,561	$8,843
Future costs
Future production and development costs	(5,164)	(5,409)
Future income taxes	(623)	(635)

Future net cash flows	2,774	2,799
Deduct: 10% annual discount factor	(1,039)	(1,012)

Standardized measure of discounted future net cash flows	$1,735	$1,787

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES
The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for the years presented.

	2009	2008
	$MM	$MM

Future discounted net cash flow at beginning of year	1,787	3,690
Sales & transfer, net of production costs	(737)	(1,044)
Net change in sales & transfer prices	233	(2,406)
Development costs incurred during the period	199	362
Change in future development costs	(79)	(371)
Change due to extensions and discoveries	30	33
Change due to revisions (including infill drilling & improved recovery)	(36)	111
Accretion of discount	207	459
Sales of reserves in place	(19)	(4)
Purchase of reserves in place	12	56
Net change in income taxes	(18)	616
Changes in timing of future net cash flow and other	156	285

Future discounted net cash flow at end of year	1,735	1,787

Note:

1.	The schedules above are calculated using year-end costs, statutory tax rates and proved oil and gas reserves and the average of the commodity prices on the first day of each month for the year ended December 31, 2009. Prior to December 31, 2009 the schedules are based on the commodity prices in effect on the last day of the year. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

APPENDIX E
PENGROWTH ENERGY TRUST CODE OF BUSINESS CONDUCT AND ETHICS
DATED NOVEMBER 11, 2009

Pengrowth Energy Trust
CODE OF BUSINESS CONDUCT AND ETHICS
November 11, 2009

Application
Unless expressly provided herein to the contrary, this Code of Business Conduct and Ethics (the “Code”) applies to all directors, officers, employees, consultants and contractors (each, a, “Member”) of Pengrowth Corporation, Pengrowth Energy Trust and their respective subsidiaries and affiliates (collectively, referred to herein as “Pengrowth”).
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
If a director or officer has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this policy, the matter should be discussed with the President and Chief Executive Officer, Chief Financial Officer, or Board Chairman of Pengrowth Corporation.
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
Each director and officer who is a party to a material contract or proposed material contract with Pengrowth or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Pengrowth of which he has knowledge is required to disclose in writing to the Board Chairman the nature and extent of the director’s or officer’s interest. The Board Chairman shall make any such disclosure concerning himself to the President & CEO.
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
Members shall not accept gratuities or favours of any sort having more than a nominal value from any person, organization or group that does, or is seeking to do, business with Pengrowth or any of its affiliates or from a competitor of Pengrowth or any of its affiliates. Members should neither seek nor accept gifts, payments, services, fees, trips or accommodations, special privileges of value or loans from any person, organization or group that does, or is seeking to do, business with Pengrowth or any of its affiliates (unless they are in the business of lending, and then only on conventional terms) or from a competitor of Pengrowth or any of its affiliates. Gifts of nominal value (advertising mementos, desk calendars or pens), acceptance of hospitality or entertainment (lunch, dinner or tickets to a local sporting event) and attendance at transaction closing celebrations are acceptable, provided that acceptance of such gifts, hospitality or entertainment and closing celebrations would not reasonably be expected to create a conflict of interest. Directors should report gifts of a questionable nature to the President & CEO or Board Chairman and officers, employees, consultants and contractors should report gifts of a questionable nature to their superior.
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
     Directorships
Any officer or employee shall obtain the approval of the President and Chief Executive Officer prior to accepting a position as a director of a for-profit company or business organization. The President and Chief Executive Officer shall obtain the approval of the Board of Directors prior to accepting a position as a director of a for-profit company or business organization. A director shall advise the Board Chairman prior to accepting a position as a director of a for-profit company or business organization.
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
     Community Relations
In its business, Pengrowth and its Members come in contact with many members of the business and investment community, including individuals, community groups, public officials and members of the media. Pengrowth strives to maintain its good reputation in the community and therefore needs to ensure that individuals speaking on behalf of Pengrowth recognize and deal with sensitive issues in an appropriate manner. Enquiries from members of the community related to matters of a sensitive nature should be directed to the Director of Government and Public Affairs or a member of senior management. The Director of Government and Public Affairs is then required to refer the matter to either the President and Chief Executive Officer or Chief Financial Officer whereby such senior officers will respond on behalf of Pengrowth. Reference should also be made to the Corporate Disclosure Policy of Pengrowth Energy Trust.

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
Exceptions and Changes
In very limited circumstances, exceptions may be made by Pengrowth under this Code. Any exception proposed to be made under this Code shall be presented by the President and Chief Executive Officer to the Corporate Governance Committee for its approval.
Any change to this Code must be in writing, approved by the Board of Directors and signed by the President and Chief Executive Officer of Pengrowth Corporation and will be disclosed as required by applicable laws and regulations and listing standards.
Adopted by the Board of Directors of Pengrowth Corporation, as administrator of Pengrowth Energy Trust, on November 11, 2009.

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