Form 40-F
period 2010-12-31
PENGROWTH ENERGY Corp
filed 2011-03-09
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010	Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION

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

Newark, Delaware 19711

(302) 738-6680

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

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

There were 326,024,040 Common Shares, of no par value, outstanding as of December 31, 2010.

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

Yes ☐            No  ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements on Form F-10 and F-3 (File Nos. 333-171682 and 333-171672, respectively) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

Appendix	Documents

A	Pengrowth Energy Corporation Annual Information Form for the year ended December 31, 2010.
B	Management’s Discussion and Analysis.
C	Consolidated Financial Statements of Pengrowth Energy Corporation, including Management’s Report to Shareholders, the Auditors’ Reports and note 24 thereof which includes a reconciliation of the Consolidated Financial Statements to United States generally accepted accounting principles.
D	Supplemental Unaudited Disclosures about Oil and Gas Producing Activities required under United States Generally Accepted Accounting Principles.
E	Pengrowth Energy Corporation Code of Business Conduct and Ethics dated December 16, 2010

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure Controls and Procedures” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40-F.

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Internal Control Over Financial Reporting” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40-F.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditors’ Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2010, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

ADDITIONAL DISCLOSURE

Certain disclosure regarding the corporate governance practices of the Registrant, including disclosure of the Registrant’s code of ethics, principal accountant fees and services, pre-approval policies and procedures and off-balance sheet arrangements, is included on pages 59, 57, 58 and 60, respectively, of the Annual Information Form contained in Appendix A. Disclosure regarding the Registrant’s contractual obligations is included on page 29 of Management’s Discussion and Analysis contained in Appendix B.

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

CONSENT TO SERVICE OF PROCESS

Form F-X signed by the Registrant and its agent for service of process has been filed with the Commission together with Form F-10 (333-171682) in connection with its securities registered on such form.

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

Date: March 8, 2011	PENGROWTH ENERGY CORPORATION

	By:	/s/ DEREK W. EVANS
		Name:	Derek W. Evans
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of Independent Registered Public Accounting Firm.

99.2	Consent of GLJ Petroleum Consultants Ltd.

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

APPENDIX A

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM FOR THE YEAR

ENDED DECEMBER 31, 2010

PENGROWTH ENERGY CORPORATION

ANNUAL INFORMATION FORM

For the year ended December 31, 2010

March 8, 2011

APPENDIX A - Report on Reserves Data by Independent Qualified Reserves Evaluator on Form 51-101F2

APPENDIX B - Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3

APPENDIX C - Audit and Risk Committee Terms of Reference

Unless otherwise indicated, all of the information provided in this Annual Information Form is as at December 31, 2010.

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms in this Annual Information Form have the meanings set forth below:

Corporate

“2003 Note Purchase Agreements” means collectively, the separate and several note purchase agreements each dated April 23, 2003 among us, Pengrowth and the purchasers listed therein, as amended;

“2003 US Senior Notes” means the senior unsecured notes issued from time to time under the 2003 Note Purchase Agreements;

“2005 Note Purchase Agreements” means collectively, the separate and several note purchase agreements each dated December 1, 2005 among Pengrowth, the Trust and the purchasers listed therein, as amended;

“2007 Note Purchase Agreements” means collectively, the separate and several note purchase agreements each dated July 26, 2007 among us, Pengrowth and the purchasers listed therein, as amended;

“2007 US Senior Notes” means the senior unsecured notes issued from time to time under the 2007 Note Purchase Agreement;

“2008 Note Purchase Agreements” means collectively, the separate and several note purchase agreements dated August 21, 2008 among us, Pengrowth and the purchasers listed therein, as amended ;

“2008 Senior Notes” means the senior unsecured notes issued from time to time under the 2008 Note Purchase Agreements;

“2010 Note Purchase Agreements” means collectively, the separate and several note purchase agreements dated May 11, 2010 among us, Pengrowth and the purchasers listed therein, as amended;

“2010 Senior Notes” means the senior unsecured notes issued from time to time under the 2010 Note Purchase Agreements;

“ABCA” means the Business Corporations Act, R.S.A. 2000, c.B-9, as amended, including the regulations promulgated thereunder;

“Arrangement” means the plan of arrangement involving the Trust, Pengrowth Corporation, Esprit Energy Trust, Pengrowth Holding Trust, 1552168 Alberta Ltd., Monterey Exploration Ltd., the Corporation, the Unitholders and the holders of Exchangeable Shares completed on January 1, 2011 under the ABCA pursuant to which, the Trust converted from an income trust to a corporate structure;

“Board” or “Board of Directors” refers to our board of directors;

“Common Shares” means our common shares;

“Corporation” and “Pengrowth”, “we”, “us” and “our” refers to Pengrowth Energy Corporation and all of our wholly-owned direct and indirect subsidiary entities on a consolidated basis as well as our predecessors, Pengrowth Corporation and Pengrowth Energy Trust;

“Credit Facility” refers to Pengrowth’s $1.0 billion extendible revolving term credit facility syndicated among ten financial institutions;

“Exchangeable Shares” means the series A exchangeable shares of Pengrowth Corporation;

“Pengrowth Trust Indenture” refers to the amended and restated trust indenture of the Trust dated July 1, 2009;

“Shareholders” means holders of Common Shares;

“Trust” refers to Pengrowth Energy Trust, a trust formed pursuant to the laws of Alberta pursuant to the Pengrowth Trust Indenture which was acquired by the Corporation on December 31, 2010 in connection with the Arrangement and subsequently wound up. All references to the “Trust”, unless the context otherwise requires, are references to Pengrowth Energy Trust, its predecessors and subsidiaries;

“Trust Units” refers to the trust units of the Trust created and issued pursuant to the Pengrowth Trust Indenture;

“UK Senior Notes” means the senior unsecured notes issued from time to time under the 2005 Note Purchase Agreements; and

“Unitholders” refers to holders of Trust Units and class A trust units, as the context requires.

Engineering

“Company Interest” is equal to our gross interest plus Pengrowth’s Royalty Interest; that is, the Working Interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead;

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

“GLJ” refers to GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta;

“GLJ Report” refers to the report prepared by GLJ, dated March 7, 2011 with an effective date of December 31, 2010;

“gross” with respect to: (i) our interest in production or reserves, refers to our Working Interest share (operated or non-operated) before the deduction of royalties and without including any of our royalty interests; (ii) our wells, refers to the total number of wells in which we have an interest; and (iii) our properties, refers to the total area of properties in which we have an interest;

“net” with respect to: (i) our interest in production or reserves, refers to our Working Interest share (operated or non-operated) after the deduction of royalty obligations, plus our royalty interests in production or reserves; (ii) our interest in wells, refers to the number of wells obtained by aggregating our Working Interest in each of our gross wells; and (iii) our interest in a property, refers to the total area in which we have an interest multiplied by the Working Interest owned by us;

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

“Proved Developed Producing Reserves” refers to those reserves expected to be recovered from completion intervals open at the time of the estimate; these reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

“Proved Developed Reserves” or “PDP” refers to those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production; the developed category may be subdivided into Proved Developed Producing Reserves and Developed Non-Producing Reserves;

“Proved Reserves” or “TP” refers to those reserves that can be estimated with a high degree of certainty to be recoverable; it is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves;

“Recycle Ratio” refers to the ratio resulting from the quotient of operating netback and F&D or FD&A;

“Remaining Reserve Life” refers to the expected productive life of the property or fifty years, whichever is less;

“Reserve Life Index” or “RLI” refers to the number of years determined by dividing the Company Interest Reserves of a property by the 2011 Company Interest estimated production for the corresponding reserve category from such property. The reserves and the 2011 estimated production for such property come from the GLJ Report;

“reserves” refers to estimated remaining quantities of oil and natural gas and related substances anticipated to be recovered from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and (iii) specified economic conditions which are generally accepted as being reasonable and shall be disclosed; reserves are classified according to the degree of certainty associated with the estimate (e.g., proved, probable);

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

Abbreviations

“Cdn$” refers to Canadian dollars;

“US$” refers to United States dollars;

“API” refers to the American Petroleum Institute;

“°API” refers to an indication of the specific gravity of crude oil measured on the API gravity scale;

“bbl”, “Mbbl” and “MMbbl” refers to barrels, thousands of barrels and millions of barrels, respectively;

“bblpd” refers to barrels per day;

“boe”, “Mboe” and “MMboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or NGL or six Mcf of natural gas;

“boepd” refers to barrels of oil equivalent per day;

“CBM” refers to natural gas, primarily methane, producible from coal seams, commonly called coal bed methane;

“CO2” refers to carbon dioxide which is a gas at room temperature and pressure. However, at higher pressures, such as those used in EOR miscible floods, carbon dioxide is a liquid;

“EOR” refers to enhanced oil recovery;

“EDGAR” refers to the Electronic Data Gathering Analysis and Retrieval System maintained by the SEC;

“GAAP” or “Canadian GAAP” refers to generally accepted accounting principles in Canada;

“F&D Costs” refers to finding and development costs;

“FD&A Costs” refers to finding, development and acquisition costs;

“$M” and “$MM” refers to thousands of dollars and millions of dollars, respectively;

“MMBtu” refers to million British thermal units;

“Mcf”, “MMcf” and “Bcf” refers to thousands of cubic feet, millions of cubic feet and billions of cubic feet, respectively;

“Mcfe” refers to thousand cubic feet of natural gas equivalent on the basis of one barrel of oil or one barrel of NGL being equal to six Mcf of natural gas;

“Mcfpd” and “MMcfpd” refers to thousands of cubic feet per day and millions of cubic feet per day, respectively;

“NGL” refers to natural gas liquids;

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

“WCSB” refers to the Western Canadian Sedimentary Basin; and

“WTI” refers to West Texas Intermediate.

Disclosure provided herein in respect of a boe and a Mcfe may be misleading, particularly if used in isolation. A boe conversation ratio of six Mcf of natural gas to one barrel of oil and a Mcfe conversion ratio of one barrel of oil to six Mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSION

In this Annual Information Form, measurements are given in standard imperial or metric units only. The following table sets forth certain standard conversions:

To Convert From	To	Multiply by
Mcf	cubic metre	28.174
MMBtu	gigajoule	1.0546
cubic metre	bbl	6.29
metre	feet	3.281
mile	kilometre	1.609
hectare	acre	2.471

PRESENTATION OF OUR FINANCIAL INFORMATION

Financial information in this Annual Information Form has been prepared in accordance with Canadian GAAP. Canadian GAAP differs in some significant respects from United States generally accepted accounting principles and thus our financial statements may not be comparable to the financial statements of US companies. The principal differences as they apply to us are summarized in note 24 to our audited annual consolidated financial statements for the year ended December 31, 2010, which are available on the SEDAR website at www.sedar.com and in our current Form 40-F, which is available through EDGAR at the SEC’s website at www.sec.gov.

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

Current SEC reporting requirements permit oil and gas companies to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. If this Annual Information Form was required to be prepared in accordance with US disclosure requirements, the SEC’s requirements would prohibit Contingent Resources from being disclosed. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. For a description of these and additional differences between Canadian and US standards of reporting reserves, see “Risk Factors — Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States”. Additional information prepared in accordance with the US Financial Accounting Standards Board’s Accounting Standards Update (Extractive Activities-Oil and Gas (Topic 932)) relating to our oil and gas reserves is set forth in our current Form 40-F, which is available through EDGAR at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Annual Information Form include, but are not limited to: benefits and synergies resulting from our corporate and asset acquisitions, business strategy and strengths, goals, focus and the effects thereof, acquisition criteria, capital expenditures, reserves, resources, reserve life indices, estimated production, production additions from our 2011 development program, remaining producing reserves lives, operating expenses, asset retirement obligations, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, dividend policy, exchange rates, the impact of contracts for commodities, development plans and programs, future development costs and the funding thereof, tax horizon, future income taxes, the impact of proposed changes to Canadian tax legislation or US tax legislation, abandonment and reclamation costs, government royalty rates (including estimated increase in royalties paid and estimated decline in net present value of reserves and 2011 cash flows) and expiring acreage. Statements relating to reserves and resources are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by the Corporation, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; unforeseen operating problems; pipeline or delivery constraints; our ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; our ability to access external sources of debt and equity capital, the implementation of International Financial Reporting Standards (“IFRS”); and the implementation of greenhouse gas (“GHG”) emissions legislation. Further information regarding these factors may be found under the heading “Risk Factors” in this Annual Information Form, under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2010, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

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

PENGROWTH ENERGY CORPORATION

Introduction

The Corporation is engaged in the development, production and acquisition of, and the exploration for, oil and natural gas reserves in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. The Corporation is the successor to the Trust, following the completion of the conversion of the Trust from an income trust to a corporate structure by way of a Court approved plan of arrangement under the ABCA which was completed on January 1, 2011. Pursuant to the Arrangement, on December 31, 2010, Unitholders of the Trust exchanged their Trust Units for Common Shares of the Corporation on a one for one (1:1) basis. At the same time, holders of Exchangeable Shares received 1.02308 Common Shares for each Exchangeable Share held. See “General Development of the Business of the Corporation – Recent Developments”. Unless otherwise indicated, all information presented for the pre-Arrangement period in this Annual Information Form is that of the Trust.

The Corporation was originally incorporated pursuant to the ABCA on October 4, 2010, as 1562803 Alberta Ltd. and changed its name to Pengrowth Energy Corporation on December 2, 2010.

The head office and registered office of the Corporation is located at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4.

General Development of the Business

Recent Developments

On January 1, 2011 the Corporation completed the Arrangement, pursuant to which the Trust converted into a corporate structure.

Three Year Historical Overview

2010

On November 9, 2010, we released the details of our 2011 capital expenditure program and provided guidance on production and operating costs for 2011. Our 2011 development capital expenditure program is expected to be $400 million. We will continue to monitor and adjust capital investment levels in order to ensure that we optimize value, operate within our cash flow and have the flexibility to take advantage of acquisition opportunities.

On September 15, 2010, the Trust completed the acquisition of Monterey Exploration Ltd. (“Monterey”) for total consideration of approximately $445 million (including $82 million for shares already owned), comprised of 27,967,959 Trust Units, 4,994,426 Exchangeable Shares and $41.8 million of assumed debt. No business acquisition report (Form 51-102F4) was required or filed in respect of this acquisition.

On May 11, 2010, Pengrowth Corporation closed a US$187 million offering of the 2010 Senior Notes. The notes were issued in two series; US$71.5 million of 4.67 percent notes due in 2015 and US$115.5 million of 5.98 percent notes due in 2020 (together, the 2010 Senior Notes).

On January 14, 2010, certain outstanding debentures were redeemed at a cash redemption price of $1,025 per $1,000 principal value for a total cost of $76,609,525, plus accrued and unpaid interest to the redemption date. The cash redemption amount was funded with incremental borrowings from the Credit Facility.

2009

On November 11, 2009, we announced the appointment of John B. Zaozirny as Chairman of the Board of Pengrowth Corporation.

On October 23, 2009, Pengrowth Corporation completed a bought deal public offering of 28,847,000 Trust Units at $10.40 per Trust Unit for total gross proceeds of approximately $300 million.

On September 13, 2009 Derek W. Evans was appointed President and Chief Executive Officer of Pengrowth Corporation. Mr. Evans’ appointment as Chief Executive Officer followed the retirement of James S. Kinnear as Chairman and Chief Executive Officer.

Prior to June 30, 2009, the Trust and Pengrowth Corporation were managed by Pengrowth Management Limited pursuant to a third party management agreement (the “Management Agreement”). On June 30, 2009, the Management Agreement expired and management of the Trust and Pengrowth Corporation was internalized.

On May 25, 2009 Derek W. Evans was appointed as the President and Chief Operating Officer and as a director of Pengrowth Corporation.

2008

On September 30, 2008, we closed the acquisition of Accrete Energy Inc. for total consideration of $120 million paid by the issuance of 4,973,325 Trust Units and the assumption of $22 million of Accrete’s net liabilities. Pursuant to the acquisition, we acquired 1,900 boepd of production in the Harmattan gas field and 8.4 MMboe of P+P Company Interest reserves as of the closing date of September 30, 2008.

On August 21, 2008, we completed a US$265 million private placement of 6.98 percent senior unsecured ten year notes to a group of US investors, and a $15 million private placement of 6.61 percent senior unsecured ten year notes to a group of Canadian investors (together, the “2008 Senior Notes”). Interest on these notes is payable semi-annually.

DESCRIPTION OF OUR BUSINESS

General

We are engaged in the development, production and acquisition of, and the exploration for, oil and natural gas reserves in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. Our long term goal is to maximize value creation for the benefit of our Shareholders. Our competitive position is dependent on our ability to execute our business strategy. We believe we have the skills and financial capacity to develop our opportunities. A key factor affecting our finances is commodity prices over which we have no control.

Over the long term, we target a balance of capital spending that can maintain or modestly grow production and reserves on a debt adjusted share basis. This will be achieved through a combination of:

•

focusing capital expenditures on existing low cost, low risk plays (Carson Creek, Swan Hills, Groundbirch, Olds Garrington) as well as to identify, test and develop other resource plays where repeatable, predictable and scalable results can be achieved;

•	investing capital to advance the long term value of our resource plays (Lindbergh and EOR opportunities);

•	acquiring other assets in the WCSB with low cost, low risk, repeatable, predictable and scalable drilling opportunities;

•	maintaining appropriate debt levels; and

•	ensuring a high level of capital efficiency and cost discipline.

As at December 31, 2010, we had 582 permanent employees.

Business Strategy

Our goal is to maximize value creation for Shareholders through reinvesting a portion of our cash flow on our oil and gas properties while continuing to pay dividends. In October 2009, the Trust’s business model was changed to increase the emphasis on capital reinvestment following a review of the best opportunities for value creation on the Trust’s existing asset base. This value creation strategy has been implemented and further developed throughout 2010.

Our capital program focuses on our short and medium term inventory of low cost, low risk, repeatable and scalable resource plays that have the ability to enhance reserves and production. We aim to continue acquiring companies and assets and anticipate financing those acquisitions with a prudent combination of debt and equity.

Our operational expertise is in the WCSB. We rely on our expertise to partially offset production declines in our mature oil and gas properties as well as develop new production in less mature oil and gas properties. We have an advantage through our expertise in horizontal well carbonate reef multi-stage fracturing technology, EOR technologies and waterflood optimization. Our inventory of undeveloped land and opportunities on our properties provide future drilling opportunities for the short-term and mid-term. In the mid-term, we anticipate continuing to develop the Montney reservoir at the Groundbirch property and, receiving regulatory approval for a pilot project at our Lindbergh SAGD project with potential for a commercial project providing long term development potential. The development of CO2 EOR at a number of fields with the initial development at Judy Creek and the Horn River shale gas property also factor into our medium term plans.

For 2011, we have established a prudent capital spending level that is higher than the previous year, but flexible in an uncertain commodity price environment. We prioritize our capital investments based on:

•	recycle ratio;

•	net present value of future cash flow as compared to the capital invested;

•	rate of return of future cash flows;

•	potential for continued, repeatable and scalable development; and

•	investments necessary to maintain existing facilities and wells.

PENGROWTH – OPERATIONAL INFORMATION

Principal Properties

The portfolio of properties acquired and held by us reflects a mix of conventional and unconventional assets. While traditionally the Trust acquired properties and developed them, our shift in strategy as announced in October 2009 to become a low cost, low risk, repeatable and scalable resource play developer has begun to return results as demonstrated by our improved 2010 F&D Costs.

The following table summarizes our principal producing properties as of December 31, 2010 based on the GLJ Report using forecast prices and costs. The following table utilizes data from the GLJ Report in respect of our oil and gas properties effective December 31, 2010. The table also contains our average daily production of oil, natural gas and NGL for the year ended December 31, 2010.

Summary of Company Interest

at December 31, 2010(1)

(Forecast Prices and Costs)(2)

Field	P+P Reserves Mboe	Remaining Reserve Life years	P+P Reserve Life Index years	P+P Value Before Tax at 10% DR(4) $MM	2010 Oil Production bblpd	2010 Gas Production MMcfd	2010 NGL Production bblpd	2010 Total Production boepd(5)
Judy Creek	32,579	50	11.9	729.1	5,939	5.3	1,444	8,258
Groundbirch	27,158	46	18.5	187.2	—	0.7	—	122
Carson Creek	23,990	44	8.0	454.5	1,880	13.7	2,246	6,413
Weyburn Unit	21,261	47	21.8	438.7	2,550	0.3	—	2,604
Harmattan	16,718	50	7.6	195.8	412	18.4	1,642	5,117
Swan Hills Unit	16,157	50	17.8	234.2	1,814	1.7	243	2,343
Olds	16,014	50	12.6	161.8	13	17.2	708	3,587
Twining	11,635	50	11.2	171.9	592	13.4	400	3,228
CBM	11,065	47	16.8	85.9	—	11.4	2	1,898

Subtotal	176,577	50	12.4	2,659.1	13,200	82.1	6,685	33,570
Remainder(3)	141,852	50	9.8	1,977.3	15,331	137.2	2,926	41,125

Total	318,429	50	11.1	4,636.4	28,531	219.3	9,611	74,695

Notes:

(1)	The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.
(2)	Forecast prices are shown under the heading “Pricing Assumptions”.
(3)	“Remainder” includes our Working Interests and Royalty Interests in approximately 125 other properties.
(4)	Estimated future net revenues disclosed do not represent fair market value.
(5)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Judy Creek

We have a 100 percent Working Interest in both the Judy Creek Beaverhill Lake Unit and the Judy Creek West Beaverhill Lake Unit (oil properties together referred to as “Judy Creek”). We also have a 54.4 percent Working Interest in and operate the Judy Creek Gas Conservation Plant that services a number of other properties in the area including Swan Hills, Virginia Hills and South Swan Hills. Judy Creek is located approximately 200 kilometres northwest of Edmonton, Alberta and covers an area of approximately 38,300 acres. Judy Creek was discovered in 1959, placed on waterflood in 1962 and hydrocarbon miscible flood in 1985. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2010 are estimated to be 32.6 MMboe. The Remaining Reserve Life is 50 years and the P+P Reserve Life Index is 11.9 years. Our Company Interest production for Judy Creek averaged 8,258 boepd in 2010.

2010 Development Activity

Two horizontal multi-stage acid fractured wells were drilled to test two play concepts: the underlying platform and the capping shoal of the Beaverhill Lake (“BHL”) formation. Combined rate at year-end from the two wells was 360 boepd. Two vertical producers were reactivated and a vertical well was acid fractured resulting in a combined rate at year-end from those three wells of 100 boepd. A new horizontal miscible flood injector was drilled and placed in service and a new vertical producer was drilled as part of the new injection pattern.

2011 Development Activity

The 2011 capital program includes the drilling and multi-staged acid fracture completion of approximately ten BHL horizontal wells. Most of this activity is expected to occur in the first half of 2011. Six of the wells are planned to be drilled in the BHL Platform in the northeast area of the Judy Creek BHL Unit. Three wells are planned to be drilled at the southern end of the Judy Creek West BHL Pool targeting the uppermost reef stage. One well will be drilled in the reef interior.

Carbon Dioxide (CO2) EOR Pilot

The intent of the Judy Creek CO2 EOR pilot project is to evaluate the potential of a commercial sized CO2 miscible flood that would increase oil recovery and recover hydrocarbons left behind from the hydrocarbon miscible flood. CO2 injection into the first pilot commenced in February of 2007 and ended June 2009.

Since February 2007, 1.2 Bcf of CO2 has been injected into the 80 acre pilot pattern resulting in an additional 59 Mbbl of oil and 224 MMcf of natural gas being recovered. The results of the pilot are in-line or better than our internal estimates and can be used to extrapolate the additional recoveries across our whole field. Although CO2 injection has ended, the increased production is expected to continue and monitoring recovery will be maintained into 2011.

Groundbirch

We have an average 90 percent Working Interest in the Groundbirch properties we acquired in September 2010 from Monterey Exploration Ltd. The Montney formation, one of the most economic gas resource plays in North America, is present across our Groundbirch property which is located approximately 40 kilometres southwest of Ft. St. John, British Columbia and covers an area of approximately 13,440 acres. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2010 are estimated to be 27.2 MMboe. The Remaining Reserve Life is 46 years and the P+P Reserve Life Index is 18.5 years. Our Company Interest production for Groundbirch averaged only 122 boepd in 2010 as the gas plant was only placed in operation on December 18, 2010.

2010 Development Activity

Since acquiring Monterey on September 15, 2010 and before December 31, 2010, three horizontal Montney gas wells have been drilled, five horizontal Montney wells have been multi-stage fractured, a 28 MMcfpd gas plant was constructed and commissioned, and approximately 15 km of pipe was installed. By the end of December 2010, the gas plant was operating with gas being supplied from five wells on our Groundbirch lands.

2011 Development Activity

The 2011 capital program includes further development of the Montney gas resource through three more horizontal drills, and a total of eight Montney horizontal wells being multi-stage fractured. A vertical well will test the Doig production formation and, if warranted, a horizontal well will be drilled and completed in the Doig later in 2011. The 2011 development plan is designed to keep the gas plant operating near design capacity.

Carson Creek

Carson Creek is located 160 kilometres northwest of Edmonton, Alberta and is comprised of two Pengrowth-operated units (one oil unit and one natural gas and gas condensate unit) covering approximately 46,200 acres.

The Carson Creek North Beaverhill Lake Unit No. 1 (oil), in which we have an 88.6 percent Working Interest, was discovered in 1958 and the current waterflood was initiated in 1964.

The Carson Creek Beaverhill Lake Unit No. 1 (gas and gas condensate), in which we have a 95.1 percent Working Interest, was discovered in 1958. From 1962 to 1985, a re-cycling program was operated in which NGL were stripped from the liquid-rich natural gas and the remaining lean gas re-injected. Gas re-injection now only occurs during plant disruption.

Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2010 are estimated to be 24.0 MMboe. The Remaining Reserve Life is 44 years and the P+P Reserve Life Index is 8 years. Our Company Interest production for Carson Creek averaged 6,413 boepd in 2010.

We have a 95.1 percent Working Interest in the Carson Creek gas plant, which processes the gas production.

2010 Development Activity

Our 2010 activity consisted of drilling seven horizontal wells in the Carson Creek Beaverhill Lake Unit No. 1. This activity built on the successful horizontal well developmental program in the new “C” pool that started in 2009. All wells were multi-staged acid fractured. A total of 16 horizontal wells are currently producing from the “C” pool and have an average liquid yield of over 200 bbl of NGL per MMcf. Note that the original wells that had undergone re-cycling have a yield near 35 bbl of NGL per MMcf.

Our 2010 activities in the Carson Creek North Unit included waterflood optimization and well workovers to increase production and improve recovery.

2011 Development Activity

We will continue with waterflood optimization, injector stimulations and a water injector conversion in 2011. One new horizontal well is planned to be drilled.

In the Carson Creek Beaverhill Lake Unit No. 1 and surrounding areas, more drilling is planned for 2011. Six new horizontal drills have been budgeted for a program starting in the first half of the year.

Weyburn Unit

The Weyburn Unit is located in southeastern Saskatchewan. We hold a 9.76 percent Working Interest in this unit which is operated by a senior producer. The unit produces medium sour crude oil (25 to 34° API) from the Midale carbonate reservoir under waterflood and CO2 EOR miscible flood. The field consists of approximately 700 production wells and 300 injection wells. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2010 are estimated to be 21.3 MMboe. The Remaining Reserve Life is 47 years and the P+P Reserve Life Index is 21.8 years. Our Company Interest production for Weyburn averaged 2,604 boepd in 2010.

2010 Development Activity

In 2010, an average of 10.2 MMcfpd of CO2 was purchased for EOR injection to supplement the CO2 that is separated from oil production. Total injection rates reached 24 MMcfpd on peak days. In 2010, 32 gross wells were drilled: two were production wells, 28 were injectors and two were observation wells. The replacement of the low pressure gas compressor that was initiated in 2010 is to be completed in 2011.

2011 Development Activity

The 2011 program includes purchasing an average 11.6 MMcfpd of CO2 for EOR injection. Current plans are to drill eleven new wells as part of expanding the CO2 EOR and waterflood patterns.

Harmattan

The Harmattan gas field is located approximately 90 kilometres northwest of Calgary, Alberta. It is comprised of wells and pools in formations from the Cardium to the Wabumun, as well as two partner-operated Elkton units. The production is predominantly sweet liquids-rich natural gas and sweet oil with Working Interests averaging 55 percent in the non-unit lands (operated) and 25 percent in the partner-operated units. The Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2010 are estimated to be 16.7 MMboe. The Remaining Reserve Life is 50 years and the P+P Reserve Life Index is 7.6 years. Our Company Interest production for Harmattan averaged 5,117 boepd in 2010.

2010 Development Activity

We drilled two successful Elkton wells early in the year. These wells are liquid-rich gas wells, producing approximately 75 bbl of NGL per MMcf. The success of these two original wells led to two more wells being drilled in the fourth quarter. One started production in November and the other well will begin production in the first quarter of 2011.

We drilled four Cardium formation wells in 2010 to test the Cardium potential on our lands. We had varied success with the most recent well’s initial production rate was over 350 boepd while others had lower rates.

Three Viking formation proof of concept wells were drilled in 2010. A fourth well was junked and abandoned earlier in the year due to hole conditions. Initial indications from the program are quite positive and the results will be evaluated to define future development.

2011 Development Activity

At least two more Elkton formation wells are expected to be drilled as a continuation of the 2010 program. One or two wells are planned to be drilled into the Cardium formation targeting areas with good off-setting production. The performance of the three 2010 Viking formation wells will help to determine Viking formation drilling plans later in 2011.

Swan Hills Unit

The Swan Hills Unit No. 1 is located near the Judy Creek field in north central Alberta. We hold a 24.01 percent Working Interest in this unit which is operated by our partner. Light sweet crude oil is produced from the Beaverhill Lake reservoir which has a waterflood and a hydrocarbon miscible flood EOR program. The remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2010 are estimated to be 16.2 MMboe. The Remaining Reserve Life is 50 years and the P+P Reserve Life Index is 17.8 years. Our Company Interest production for Swan Hills averaged 2,343 boepd in 2010.

2010 Development Activity

In 2010, four new producing wells were drilled with initial rates ranging from 20 to 260 bblpd of oil.

2011 Development Activity

The 2011 capital program for production development includes drilling four gross producing wells as well as conducting eight workovers on existing wells to stimulate new production and to add recoverable reserves.

Olds

The Olds property is located 95 kilometres north of Calgary, Alberta. Our interests include 100 percent ownership in the Olds Gas Field Unit No. 1. In addition, we have a 75 percent average Working Interest in non-unit reserves. The Olds unit produces sour natural gas from the Wabamun Formation, with H2S concentrations ranging from less than one to 35 percent. The non-unit reserves are contained within formations from the Wabamun to the Edmonton group, and are predominantly sweet natural gas. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2010 are estimated to be 16.0 MMboe. The Remaining Reserve Life is 50 years and the P+P Reserve Life Index is 12.6 years. Our Company Interest production for Olds averaged 3,587 boepd in 2010.

We operate and own 100 percent of the sour gas processing plant at Olds, which processes both our production and third party volumes. Third party volumes represent approximately 35 percent of the total volumes processed.

2010 Development Activity

In 2010, we multi-stage fractured one existing Wabamun gas well. The production increased four-fold immediately following the operation. The well now produces at 1.5 times pre-fracture rates. Further projects have been delayed due to the current low gas price environment.

2011 Development Activity

We anticipate continued well optimization work as well as up to three recompletions using the multi-stage fracturing techniques in existing wellbores.

Twining

The Twining property is located approximately 130 kilometres northeast of Calgary, Alberta. Although production is mainly gas, there is also oil production from this area. We operate the majority of the production within this property. Oil is produced from the Pekisko formation. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2010 are estimated to be 11.6 MMboe. The Remaining Reserve Life is 50 years and the P+P Reserve Life Index is 11.2 years. Our Company Interest production for Twining averaged 3,228 boepd in 2010.

2010 Development Activity

Our 2010 activity included drilling two horizontal Pekisko oil wells, and recompleting an existing horizontal oil well using multi-stage fracturing technology.

2011 Development Activity

Plans for 2011 development activity include multi-stage fracturing one of the 2010 Pekisko horizontal drills, drilling two additional horizontal Pekisko oil wells, along with multi-stage fracturing an existing producing Pekisko oil well.

Coal Bed Methane (CBM)

Our CBM activity is focused in the Elnora, Fenn Big Valley and Twining areas which are 100 to 160 kilometres northeast of Calgary, Alberta. Remaining Company Interest Total Proved Plus Probable Reserves at December 31, 2010 are estimated to be 11.1 MMboe. The Remaining Reserve Life is 50 years and the P+P Reserve Life Index is 11.2 years. Our Company Interest CBM production averaged 1,898 boepd in 2010.

2010 Development Activity

Our 2010 activity included drilling 19 gross (13.1 net) wells. These wells were drilled to hold expiring lands and to evaluate the viability of higher well densities in our core areas.

Partners also drilled nine gross (one net) wells in 2010.

2011 Development Activity

In 2011, we anticipate completing three wells that were drilled late in 2010 on expiring lands. Low gas price forecasts will limit our 2011 investment in CBM development activities.

Statement of Oil and Gas Reserves and Reserves Data

Disclosure of Reserves Data

The information in this section is based upon an evaluation by GLJ, prepared in accordance with NI 51-101, with an effective date of December 31, 2010 contained in the GLJ Report, with the exception of information relating to income tax and the after tax future net revenues associated with our reserves, which we determined. The effective date of the information in this section is December 31, 2010 and the preparation date is January 19, 2011 when the final information was provided. The information in this section summarizes our oil, liquids and natural gas reserves and the net present values of future net revenue for these reserves using GLJ’s forecast prices and costs and constant prices and costs. We engaged GLJ to provide an independent evaluation of Proved Reserves and Total Proved Plus Probable Reserves and no attempt was made to evaluate Possible Reserves in the conventional properties. It is our practice to obtain an engineering report evaluating all of our Proved Reserves and Probable Reserves as at December 31 of each year. Only in respect of the Lindbergh oil sands property and the Groundbirch natural gas property did GLJ evaluate Possible Reserves and Contingent Resources. All of our reserves are in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. In certain instances in this Annual Information Form, we have presented estimates of reserves, future net revenue and Contingent Resources for individual properties. The estimates of reserves, future net revenue and Contingent Resources for individual properties may not reflect the same confidence level as estimates of reserves, future net revenue and Contingent Resources for all properties, due to the effects of aggregation.

The following tables set forth certain information relating to our oil and natural gas reserves and the net present value of the estimated future net revenue associated with such reserves as at December 31, 2010 contained in the GLJ Report. These tables summarize the data contained in the GLJ Report, and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. Columns may not add due to rounding.

For the purposes of this Annual Information Form, the Probable Reserves reported for the Lindbergh oil sands property in the GLJ Report are included with the Heavy Oil reserves. See – “Lindbergh Oil Sands Reserves and Contingent Resources”.

Our future net revenues associated with the production and reserves contained in this Annual Information Form reflect the royalty programs in-place on December 31, 2010.

The information set forth below is derived from the GLJ Report, which has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation (“COGE”) Handbook and the reserves definitions contained in NI 51-101 and the Canadian Oil and Gas Evaluation Handbook. The GLJ Report incorporates estimates of future well abandonment obligations but does not include estimates of remediation costs. The GLJ forecasts of future net revenue are stated prior to any provision for income taxes, interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. The estimated future net revenue shown below does not represent the fair market value of the properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

We determined the future net revenue and present value of future net revenue after income taxes by utilizing GLJ’s before income tax future net revenue and our estimate of income tax. Our estimate of cash income tax makes use of the following assumptions:

•	Corporate income tax at the current legislated rate;

•	Annual general and administrative expenses at the current rate;

•	Interest expense at the current rate;

•	Tax pool deductions utilizing our existing $3.0 billion of tax pools and forecasted additions to our tax pools from capital expenditures as forecast by GLJ; and

•	Any such other additional deductions and adjustments as is and would be consistent with the manner in which we file and would file future tax returns.

The net revenues estimated in the GLJ Report represent estimates of the revenues from oil and gas sales from our petroleum and natural gas properties together with an estimate of processing revenues less royalties (net of incentives), mineral taxes, field operating expenses and capital obligations. These net revenues are not the same as cash flows from operating activities reported by the Corporation in our statement of cash flows. The GLJ Report does not estimate general and administrative expenses and interest.

We have not paid cash income tax in the past year and based upon current tax legislation, anticipated capital spending and economic conditions, we do not anticipate paying income tax until after 2014.

In accordance with the requirements of NI 51-101, the Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached to this Annual Information Form as Appendices A and B, respectively.

Reserves Data (Forecast Prices and Costs)

Summary of Oil and Gas Reserves

as of December 31, 2010

(Forecast Prices and Costs)(1)

	Light and Medium Oil			Heavy Oil(2)			Natural Gas Liquids
	Company Interest	Gross Interest	Net Interest	Company Interest	Gross Interest	Net Interest	Company Interest	Gross Interest	Net Interest
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Proved Reserves
Proved Developed Producing	63,893	63,750	50,755	13,505	13,499	11,658	19,655	19,618	14,089
Proved Developed Non-Producing	2,251	2,250	1,699	—	—	—	721	721	539
Proved Undeveloped	15,085	15,077	11,631	1,732	1,732	1,457	878	878	662

Total Proved Reserves	81,228	81,077	64,085	15,238	15,232	13,114	21,254	21,216	15,290
Probable Reserves	29,069	29,024	22,345	11,234	11,233	9,780	8,227	8,216	6,130

Total Proved Plus Probable Reserves	110,297	110,101	86,430	26,472	26,465	22,894	29,481	29,432	21,420

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(3)
	Company Interest	Gross Interest	Net Interest	Company Interest	Gross Interest	Net Interest	Company Interest	Gross Interest	Net Interest
Reserves Category	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
Proved Reserves
Proved Developed Producing	493,650	491,062	421,501	26,012	25,699	24,124	183,664	182,995	150,772
Proved Developed Non-Producing	21,374	21,258	17,274	2,039	2,026	1,724	6,874	6,851	5,405
Proved Undeveloped	51,742	51,742	45,128	25,026	24,955	21,413	30,489	30,470	24,839

Total Proved Reserves	566,767	564,062	483,903	53,077	52,680	47,261	221,028	220,316	181,016
Probable Reserves	280,262	279,489	238,563	12,966	12,866	11,639	97,402	97,199	79,956

Total Proved Plus Probable Reserves	847,029	843,551	722,466	66,043	65,547	58,900	318,429	317,514	260,972

Notes:

(1)	Forecast prices are shown under the heading “Pricing Assumptions”.
(2)	Includes 6,348 Mbbl of Company Interest heavy oil Probable Reserves for the Lindbergh oil sands property in the GLJ Report.
(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Summary of Net Present Value

of Future Net Revenue

as of December 31, 2010

Before and After Income Taxes

(Forecast Prices and Costs)(1)

	Before Income Taxes Discounted at (%/Year)					Unit Value Before Income Tax Discounted at 10%/Year(2) (3)
Reserves Category	0% ($MM)	5% ($MM)	10% ($MM)	15% ($MM)	20% ($MM)	$/boe	$/Mcfe
Proved Reserves
Proved Developed Producing	5,338	3,945	3,143	2,626	2,267	20.84	3.47
Proved Developed Non-Producing	197	123	86	64	50	15.83	2.64
Proved Undeveloped	994	551	325	198	120	13.07	2.18

Total Proved Reserves	6,530	4,618	3,553	2,887	2,437	19.63	3.27
Probable Reserves	3,396	1,769	1,084	732	526	13.55	2.26

Total Proved Plus Probable Reserves	9,926	6,387	4,636	3,620	2,963	17.77	2.96

	After Income Taxes Discounted at (%/Year)(4)
Reserves Category	0% ($MM)	5% ($MM)	10% ($MM)	15% ($MM)	20% ($MM)
Proved Reserves
Proved Developed Producing	4,813	3,680	2,931	2,414	2,043
Proved Developed Non-Producing	139	90	62	45	33
Proved Undeveloped	730	402	226	126	67

Total Proved Reserves	5,681	4,172	3,218	2,584	2,143
Probable Reserves	2,559	1,384	810	510	343

Total Proved Plus Probable Reserves	8,240	5,556	4,028	3,094	2,486

Notes:

(1)	Forecast prices are shown under the heading “Pricing Assumptions”.
(2)	Net present value of future net revenue per reserve unit values are based on our net reserves.
(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil. Oil has been converted to thousand cubic feet of natural gas equivalent on the basis of one barrel of oil being equal to six Mcf of natural gas.
(4)	After tax values were calculated using current corporate tax rates, existing tax pools and additions to the tax pools through capital expenditures as forecast by GLJ. See – “Statement of Oil and Gas Reserves and Reserves Data – Disclosure of Reserves Data” for additional descriptions of the assumptions made in calculating the after tax values.

Additional Information Concerning Future Net Revenue

(undiscounted)

as of December 31, 2010

(Forecast Prices and Costs)(1)

Reserves Category	Revenue ($MM)	Royalties(2) ($MM)	Operating Costs ($MM)	Development Costs ($MM)	Abandonment Costs(3) ($MM)	Future Net Revenue Before Income Taxes ($MM)	Income Tax ($MM)	Future Net Revenue After Income Taxes ($MM)
Proved Reserves	15,054	2,908	4,768	603	246	6,530	849	5,681
Total Proved Plus Probable Reserves	22,413	4,344	6,788	1,079	277	9,926	1,686	8,240

Notes:

(1)	Forecast prices are shown under the heading “Pricing Assumptions”.
(2)	Crown royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia and any freehold and over-riding royalties payable. This includes the impact of the New Royalty Framework implemented by the Government of Alberta on January 1, 2009, the optional Transitional Royalty and any drilling incentive programs currently in effect.
(3)	Includes GLJ’s estimate of well abandonment costs and abandonment of Sable Island facilities and subsea pipelines, but does not include abandonment costs for other facilities or any surface reclamation costs. See “Pengrowth – Operational Information – Additional Information Concerning Abandonment & Reclamation Costs”.

Net Present Value of Future Net Revenue

By Production Group

as of December 31, 2010

(Forecast Prices and Costs)(1)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/yr) ($MM)	Unit Value(4)(5)
			($/boe)	($/Mcfe)
Total Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(2)	2,017	25.50	4.25
	Heavy Oil (including solution gas and other by-products)(2)	380	25.92	4.32
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	1,087	13.70	2.28
	Non-conventional Oil & Gas Activities	68	8.61	1.43

	Total	3,553	19.63	3.27

Total Proved Plus	Light and Medium Crude Oil (including solution gas and other by-products)(2)	2,540	23.83	3.97
Probable Reserves	Heavy Oil (including solution gas and other by-products)(2)	492	19.72	3.29
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	1,517	12.69	2.11
	Non-conventional Oil & Gas Activities	87	8.84	1.47

	Total	4,636	17.77	2.96

Notes:

(1)	Forecast prices are shown under the heading “Pricing Assumptions”.
(2)	NGL associated with the production of solution gas are included as a by-product.
(3)	NGL associated with the production of natural gas are included as a by-product.
(4)	Net present value of future net revenue per boe or Mcfe are based on our net reserves.
(5)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil. Oil has been converted to thousand cubic feet of natural gas equivalent on the basis of one barrel of oil being equal to six Mcf of natural gas.

Reserves Data (Constant Prices and Costs)

Summary of Oil And Gas Reserves

as of December 31, 2010

(Constant Prices and Costs)(1)

	Light and Medium Oil			Heavy Oil(2)			Natural Gas Liquids
	Company Interest	Gross Interest	Net Interest	Company Interest	Gross Interest	Net Interest	Company Interest	Gross Interest	Net Interest
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Proved Reserves
Proved Developed Producing	63,559	63,421	53,513	13,413	13,408	11,785	19,121	19,087	13,702
Proved Developed Non-Producing	2,250	2,248	1,760	—	—	—	767	766	579
Proved Undeveloped	15,085	15,077	12,255	1,730	1,730	1,498	872	872	660

Total Proved Reserves	80,893	80,746	67,527	15,143	15,138	13,283	20,761	20,726	14,941
Probable Reserves	28,918	28,873	24,015	11,206	11,205	10,336	8,067	8,057	6,043

Total Proved Plus Probable Reserves	109,811	109,620	91,542	26,349	26,343	23,619	28,827	28,783	20,983

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(3)
	Company Interest	Gross Interest	Net Interest	Company Interest	Gross Interest	Net Interest	Company Interest	Gross Interest	Net Interest
Reserves Category	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
Proved Reserves
Proved Developed Producing	462,175	459,940	399,088	23,102	22,810	21,419	176,972	176,374	149,084
Proved Developed Non-Producing	20,922	20,832	17,268	1,905	1,894	1,608	6,821	6,803	5,485
Proved Undeveloped	50,602	50,602	44,926	23,626	23,559	20,242	30,058	30,040	25,274

Total Proved Reserves	533,699	531,374	461,281	48,633	48,262	43,269	213,852	213,216	179,843
Probable Reserves	268,528	267,871	233,465	11,740	11,648	10,575	94,903	94,722	81,067

Total Proved Plus Probable Reserves	802,227	799,245	694,746	60,373	59,911	53,844	308,754	307,938	260,910

Notes:

(1)	Constant prices are shown under the heading “Pricing Assumptions”.
(2)	Includes 6,348 Mbbl of Company Interest heavy oil Probable Reserves for the Lindbergh oil sands property in the GLJ Report.
(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Summary of Net Present Value

of Future Net Revenue

as of December 31, 2010

Before and After Income Tax

(Constant Prices and Costs)(1)

	Before Income Taxes Discounted At (%/Year)					Unit Value Before Income Taxes Discounted at 10%/Year(2)(3)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	$/boe	$/Mcfe
Proved Reserves
Proved Developed Producing	3,733	2,893	2,382	2,039	1,793	15.98	2.66
Proved Developed Non-Producing	114	74	52	39	31	9.55	1.59
Proved Undeveloped	612	331	183	99	47	7.25	1.21

Total Proved Reserves	4,459	3,297	2,618	2,177	1,871	14.56	2.43
Probable Reserves	1,971	1,089	687	469	337	8.47	1.41

Total Proved Plus Probable Reserves	6,431	4,386	3,304	2,646	2,208	12.66	2.11

	After Income Taxes Discounted At (%/Year)(4)
	0%	5%	10%	15%	20%
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	3,638	2,895	2,374	1,996	1,713
Proved Developed Non-Producing	89	59	41	29	21
Proved Undeveloped	471	259	134	60	15

Total Proved Reserves	4,198	3,213	2,549	2,085	1,749
Probable Reserves	1,459	834	503	320	214

Total Proved Plus Probable Reserves	5,657	4,047	3,052	2,405	1,963

Notes:

(1)	Constant prices are shown under the heading “Pricing Assumptions”.
(2)	Net present value of future net revenue per reserve unit values are based on our net reserves.
(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil. Oil has been converted to thousand cubic feet of natural gas equivalent on the basis of one barrel of oil being equal to six Mcf of natural gas.
(4)	After tax values were calculated using current corporate tax rates, existing tax pools and additions to the tax pools through capital expenditures as forecast by GLJ. See – “Statement of Oil and Gas Reserves and Reserves Data – Disclosure of Reserves Data” for additional descriptions of the assumptions made in calculating the after tax values.

Additional Information Concerning

Future Net Revenue

(undiscounted)

as of December 31, 2010

(Constant Prices and Costs)(1)

	Revenue	Royalties(2)	Operating Costs	Development Costs	Abandonment Costs(3)	Future Net Revenue Before Income Taxes	Income Tax	Future net Revenue After Income Taxes
Reserves Category	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves	10,759	1,778	3,778	553	191	4,459	261	4,198
Total Proved Plus Probable Reserves	15,197	2,469	5,111	988	198	6,431	774	5,657

Notes:

(1)	Constant prices are shown under the heading “Pricing Assumptions”.
(2)	Crown royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia and any freehold and over-riding royalties payable. This includes the impact of the New Royalty Framework implemented by the Government of Alberta on January 1, 2009, the optional Transitional Royalty and any drilling incentive programs still in effect.
(3)	Includes GLJ’s estimate of well abandonment costs and abandonment of Sable Island facilities and subsea pipelines, but does not include abandonment costs for other facilities or any surface reclamation costs. See “Pengrowth – Operational Information – Additional Information Concerning Abandonment & Reclamation Costs”.

Net Present Value of Future Net Revenue

By Production Group

as of December 31, 2010

(Constant Prices and Costs)(1)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/yr) ($MM)	Unit Value(4)(5)
			($/boe)	($/Mcfe)
Total Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(2)	1,581	19.29	3.22
	Heavy Crude Oil (including solution gas and other by-products)(2)	321	21.66	3.61
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	689	9.08	1.51
	Non-conventional Oil & Gas Activities	27	3.69	0.62

	Total	2,618	14.56	2.43
Total Proved Plus	Light and Medium Crude Oil (including solution gas and other by-products)(2)	1,963	17.72	2.95
Probable Reserves	Heavy Crude Oil (including solution gas and other by-products)(2)	397	15.46	2.58
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	909	7.87	1.31
	Non-conventional Oil & Gas Activities	36	4.00	0.67

	Total	3,304	12.66	2.11

Notes:

(1)	Constant prices are shown under the heading “Pricing Assumptions”.
(2)	NGL associated with the production of solution gas are included as a by-product.
(3)	NGL associated with the production of natural gas are included as a by-product.
(4)	Net present value of future net revenue per boe or Mcfe are based on our net reserves.
(5)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil. Oil has been converted to thousand cubic feet of natural gas equivalent on the basis of one barrel of oil being equal to six Mcf of natural gas.

Pricing Assumptions

Forecast Prices used in Estimates

The forecast price and cost assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account forecasted two percent annual inflation with respect to future operating and capital costs. The forecast prices are provided in the table below and reflect GLJ’s January 1, 2011 price forecast as referred to in the GLJ Report.

	Oil				Natural Gas	Natural Gas Liquids(1)
	WTI Cushing Oklahoma	Edmonton Par Price 40°API	Cromer Medium 29.3°API	Hardisty Heavy 12° API	AECO Gas Price	Propane	Butane	Pentanes Plus	Inflation Rates(2)	Exchange Rate(3)
Year	(US$/bbl)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/MMBtu)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/bbl)	(%/Year)	(US$/Cdn$)
2010(4)	79.42	78.02	73.81	60.62	4.17	46.87	65.59	84.04	—	—
2011	88.00	86.22	82.78	68.79	4.16	54.32	67.26	90.54	2.0	0.98
2012	89.00	89.29	83.04	68.33	4.74	56.25	68.75	91.96	2.0	0.98
2013	90.00	90.92	83.64	67.03	5.31	57.28	70.01	92.74	2.0	0.98
2014	92.00	92.96	84.59	67.84	5.77	58.56	71.58	94.82	2.0	0.98
2015	95.17	96.19	87.54	70.23	6.22	60.60	74.07	98.12	2.0	0.98
2016	97.55	98.62	89.75	72.03	6.53	62.13	75.94	100.59	2.0	0.98
2017	100.26	101.39	92.26	74.08	6.76	63.87	78.07	103.42	2.0	0.98
2018	102.74	103.92	94.57	75.95	6.90	65.47	80.02	106.00	2.0	0.98
2019	105.45	106.68	97.08	78.00	7.06	67.21	82.15	108.82	2.0	0.98
2020	107.56	108.84	99.04	79.59	7.21	68.57	83.80	111.01	2.0	0.98
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.98

Notes:

(1)	FOB Edmonton.
(2)	Inflation rates for forecasting prices and costs.
(3)	The exchange rates used to generate the benchmark reference prices in this table.
(4)	Actual weighted average historical prices for 2010.

Constant Prices used in Estimates

The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were determined from the actual prices on the first day of each month during 2010 and were not escalated. In addition to the product prices, operating and capital costs have no inflationary increase. The constant prices are as follows:

	Oil				Natural Gas	Natural Gas Liquids(1)
	WTI Cushing Oklahoma	Edmonton Par Price 40° API	Cromer Medium 29.3° API	Hardisty Heavy 12° API	AECO Gas Price	Propane	Butane	Pentanes Plus	Inflation Rate	Exchange Rate(2)
Year	(US$/bbl)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/MMBtu)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/bbl)	(%/Year)	(US$/Cdn$)
2011 and thereafter	79.40	78.23	74.21	61.72	4.06	45.10	66.10	84.57	0.0%	0.9672

Notes:

(1)	FOB Edmonton.
(2)	The exchange rate used to generate the benchmark reference prices in this table.

Reserves Reconciliation

The following tables provide a reconciliation of our gross reserves of crude oil, natural gas and NGL for the year ended December 31, 2010, presented using forecast prices and costs. All reserves are located in Canada.

Reserves Reconciliation

By Principal Product Type

(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Natural Gas Liquids
	Gross Proved	Gross Probable	Gross Proved Plus Probable	Gross Proved	Gross Probable	Gross Proved Plus Probable	Gross Proved	Gross Probable	Gross Proved Plus Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
December 31, 2009	82,659	29,400	112,059	16,347	11,367	27,713	21,384	8,091	29,475

Technical Revisions	2,582	(459)	2,124	918	(199)	719	912	(509)	403
Discoveries	88	29	117	—	18	18	21	7	28
Extensions	1,957	444	2,401	53	26	79	1,794	241	2,035
Infill Drilling	727	133	860	30	32	62	64	11	75
Improved Recovery	779	(555)	225	363	(10)	353	17	2	19
Acquisitions	274	60	334	—	—	—	505	374	878
Dispositions	(83)	(29)	(112)	—	—	—	(3)	(1)	(4)
Economic Factors	—	—	—	—	—	—	—	—	—
Production	(7,907)	—	(7,907)	(2,478)	—	(2,478)	(3,476)	—	(3,476)

December 31, 2010	81,077	29,024	110,101	15,232	11,233	26,465	21,216	8,216	29,432

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(1)
	Gross Proved	Gross Probable	Gross Proved Plus Probable	Gross Proved	Gross Probable	Gross Proved Plus Probable	Gross Proved	Gross Probable	Gross Proved Plus Probable
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
December 31, 2009	529,897	169,278	699,175	41,090	11,037	52,127	215,554	78,911	294,465

Technical Revisions	21,671	(16,808)	4,864	2,841	(1,432)	1,408	8,497	(4,208)	4,289
Discoveries	231	77	308	—	—	—	148	66	214
Extensions	20,668	54,462	75,130	2,105	1,256	3,361	7,599	9,997	17,596
Infill Drilling	2,013	5,047	7,060	10,752	2,036	12,787	2,949	1,356	4,305
Improved Recovery	366	42	408	—	—	—	1,219	(556)	664
Acquisitions	64,401	67,448	131,849	—	—	—	11,512	11,675	23,187
Dispositions	(222)	(58)	(280)	(56)	(29)	(85)	(132)	(45)	(177)
Economic Factors	—	—	—	—	—	—	—	—	—
Production	(74,962)	—	(74,962)	(4,051)	—	(4,051)	(27,029)	—	(27,029)

December 31, 2010	564,062	279,489	843,551	52,680	12,866	65,547	220,316	97,198	317,514

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

At December 31 2010, Company Interest Total Proved Plus Probable Reserves at forecast prices and costs were 318.4 MMboe as compared to 295.7 MMboe reported at year end 2009. The following additional GLJ reserves reconciliation is presented for year end December 31, 2010.

Company Interest Reserves Reconciliation

on Total Oil Equivalent Basis

(Forecast Prices and Costs)

	Proved Developed Producing Reserves	Proved Reserves	Proved Plus Probable Reserve
	(Mboe)(1)	(Mboe)(1)	(Mboe)(1)
December 31, 2009	183,834	216,554	295,734

Technical Revisions	11,121	8,574	4,328
Discoveries	—	148	214
Extensions	9,197	7,607	17,606
Infill Drilling	1,467	2,957	4,315
Improved Recovery	2,438	1,221	664
Acquisitions	3,115	11,534	23,214
Dispositions	(244)	(302)	(383)
Economic Factors	—	—	—
Production	(27,264)	(27,264)	(27,264)

December 31, 2010	183,664	221,028	318,429

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Significant factors bearing on the reserves reconciliation were as follows:

•

Reserve additions from drilling activity, improved recovery and technical revisions replaced 75 percent and 99 percent of 2010 production for Total Proved and Total Proved Plus Probable Reserves, respectively. Based on all changes, including acquisitions and dispositions, reserve replacement was 116 percent and 183 percent for Total Proved and Proved Plus Probable Reserves, respectively.

•

New reserve additions for development activity during 2010 amounted to 22.8 MMboe of Total Proved Plus Probable Reserves. Most significant were drilling extensions in our resource plays at Groundbirch, Carson Creek and Harmattan. Reserve increases in the Proved Developed Producing category also resulted from the reclassification of Proved or Probable Undeveloped Reserves to producing primarily for drilling extensions at Carson Creek, Harmattan and Deer Mountain.

•

Acquisitions net of some minor dispositions, resulted in an increase of 22.8 MMboe to Proved Plus Probable Reserves. This was almost entirely from the acquisition of Monterey Exploration Ltd. with the large majority of the reserves associated with the Groundbirch Montney resource play.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Proved and Probable Undeveloped Reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, Undeveloped Reserves are scheduled to be developed within the next two to three years. Much of the remaining capital scheduled beyond this period is related to the Weyburn, Judy Creek and Swan Hills EOR projects, which have staged development plans, and the Groundbirch gas and Lindbergh oil sands projects which will be drilled up over time to keep the respective facilities full.

Company Gross Reserves

First Attributed by Year(1)

Proved Undeveloped Reserves

	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Coal Bed Methane (MMcf)		Natural Gas Liquids (Mbbl)		Total Oil Equivalent (Mboe)(2)
	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end
Prior	18,985	18,985	2,194	2,194	50,224	50,224	13,911	13,911	1,361	1,361	33,229	33,229
2008	1,000	17,029	382	1,676	3,513	48,311	1,858	10,372	125	1,120	2,402	29,606
2009	1,347	16,351	130	1,846	2,778	30,359	10,140	19,184	209	1,190	3,840	27,644
2010	1,386	15,077	30	1,732	30,017	51,742	10,435	24,955	516	878	8,674	30,470

Probable Undeveloped Reserves

	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Coal Bed Methane (MMcf)		Natural Gas Liquids (Mbbl)		Total Oil Equivalent (Mboe)(2)
	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end	First Attributed	Total at year-end
Prior	13,497	13,497	2,269	2,269	64,986	64,986	10,155	10,155	2,716	2,716	31,006	31,006
2008	1,850	12,372	6,997	7,857	17,686	68,222	4,514	7,948	782	3,478	13,329	36,502
2009	1,565	11,514	68	7,853	9,450	37,134	2,177	5,178	934	2,510	4,505	28,929
2010	708	10,168	50	7,613	99,381	145,695	2,809	6,318	1,284	2,879	19,073	45,996

Notes:

(1)	“First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.
(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Proved Undeveloped Reserves

Our Proved Undeveloped Reserves comprise approximately 14 percent of the Company Interest Total Proved Reserves on a barrel of oil equivalency basis. Company Interest Proved Undeveloped Reserves of 30.5 MMboe were assigned by GLJ in accordance with NI 51-101. In general, Proved Undeveloped Reserves were assigned to certain properties because we intend to make the needed capital commitments to convert the Undeveloped Reserves to Proved Developed Producing Reserves in the next few years. Proved Undeveloped Reserves have been primarily assigned for future miscible flood expansion and development drilling.

The Groundbirch property, acquired in 2010, accounts for approximately 18 percent of our Proved Undeveloped Reserves. Drilling is forecast by GLJ to occur over the next five years to develop these reserves. Swan Hills miscible flood expansion, as well as some infill drilling, comprises 14 percent of our Company Interest Proved Undeveloped Reserves. The Swan Hills unit reserves have a 50 year Remaining Reserve Life. The incremental recovery is reflected in the GLJ Report and miscible flood expansion is forecasted to continue until 2027. Similarly at Judy Creek, miscible flood development is forecast to continue until 2014 and accounts for another 14 percent of the Company Interest Proved Undeveloped Reserves. In the Weyburn Unit, the Proved Undeveloped Reserves also amounts to 14 percent of the total, reflects the capital allocated to infill drilling and the CO2 miscible flood. Working interest partners have committed to a CO2 supply until 2016. Further development of the flood area in the Weyburn Unit, from the existing 58 patterns to full development with 76 patterns in the proved case, is forecast to occur by 2014. Development of all 92 patterns in the probable case continues until 2016. Given that CO2 injection is still in the early planning and pilot stages, no full scale CO2 miscible flood is being forecast at Judy Creek.

Our ongoing CBM development requires further infill drilling and drilling extensions at Twining, Huxley and Fenn Big Valley. Because of the extensive land holdings, this is forecast to occur over the next five years and represents approximately 13 percent of the Proved Undeveloped Reserves. Multi-well shallow gas infill drilling programs are scheduled for 2011 and beyond at Monogram, Patricia and Dinosaur, which together contain four percent of the Company Interest Total Proved Undeveloped Reserves. Ongoing development is scheduled in heavy oil properties where approximately four percent of Pengrowth’s Company Interest Proved Undeveloped Reserves are assigned to the waterflood expansion in East Bodo that is forecast to occur in 2011. At Deer Mountain, waterflood optimization, drilling extensions and infill drilling scheduled over the next two years account for about three percent of the Company Interest Proved Undeveloped Reserves.

Probable Undeveloped Reserves

Probable Undeveloped Reserves were assigned by GLJ in accordance with the requirements and standards of NI 51-101 and the COGE Handbook. Our Probable Undeveloped Reserves amount to 46.0 MMboe and represent about 14 percent of the Total Proved Plus Probable Reserves. Probable Undeveloped Reserves are assigned for similar reasons and generally to the same properties as Proved Undeveloped Reserves, but also meet the requirements of the reserve classification to which they belong. Our largest Probable Undeveloped Reserves are distributed among certain properties as a percent of the total as follows: Groundbirch (38 percent), Lindbergh (14 percent), Weyburn Unit (eight percent), Swan Hills Unit (five percent), Judy Creek (four percent), Carson Creek

(three percent), and shallow gas (three percent). Probable Undeveloped Reserves are assigned at Groundbirch for the Montney gas play. Production commenced in December 2010 and drilling extensions are forecast to occur over the next five years to keep the facility running at full capacity. At Lindbergh, Probable Undeveloped Reserves are assigned to a proposed oil sands SAGD pilot project. Facility design and procurement, delineation drilling and other development work is underway with initial production planned for 2012.

Future Development Costs

The following table outlines development costs deducted in the estimation of future net revenue calculated utilizing both constant and forecast prices and costs, undiscounted and using a discount rate of ten percent per annum for the years indicated. All of such development costs are estimated to be incurred in Canada.

							Total
Reserve Category	2011	2012	2013	2014	2015	Remainder	Undiscounted	Discounted at 10%
	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves (Constant Prices and Costs)	164	124	57	42	26	139	553	406
Proved Reserves (Forecast Prices and Costs)	164	126	59	45	28	180	603	424
Proved & Probable Reserves (Forecast Prices and Costs)	281	225	146	82	42	303	1,079	760

We expect to fund future development costs with a combination of cash flow, debt and equity. There are no reserves that are expected to be limited in their recovery due to their cost of development. We have established a $400 million capital expenditure program for 2011 to fund our land acquisition, development and exploration activities, including expenditures at our proposed Lindbergh oil sands SAGD pilot project.

Finding, Development and Acquisition Costs

Finding and Development Costs

During 2010, we spent $329.5 million, net of Alberta drilling royalty credits, on development and optimization activities, which added 20.5 MMboe of Proved Reserves and 27.1 MMboe of Total Proved Plus Probable Reserves including revisions. The development and optimization activities exclude $4.4 million in expenditures mainly for information technology projects in the Calgary office. The largest reserve additions were for drilling extensions at Groundbirch, Carson Creek and Harmattan.

In total, we participated in drilling 214 gross wells (128 net wells) with a 96 percent success rate.

Extensive development occurred in the Carson Creek Beaverhill Lake Unit during 2010. Following a nine well horizontal program in 2009, another seven horizontal wells that were multi-stage fractured were drilled in 2010 in this liquids-rich gas reservoir. A successful well was also drilled off the main pool just outside the unit which will lead to further delineation and development drilling in 2011.

In the Harmattan area, we drilled 12 successful horizontal wells resulting in five Cardium oil wells, three Viking oil wells and four Elkton gas wells.

In the Deer Mountain area we drilled six unit and four non-unit horizontal wells in the Beaverhill Lake oil pool. Eight wells were multi-stage fractured and began producing in 2010. Two unit wells were being completed in early 2011. In addition, we continue to optimize injection patterns and waterflood performance in the unit.

Following the acquisition of Monterey in September 2010, we drilled four Montney horizontal gas wells at Groundbirch and completed three wells that were multi-stage fractured. In addition, gas plant construction and tie-ins were completed with five wells beginning production before year-end.

At Judy Creek, ongoing development drilling and optimization of the waterflood and hydrocarbon miscible flood projects continue to be a focus for us. Similar miscible flood development as well as infill drilling occurred in the Swan Hills Unit No. 1.

Further development and optimization occurred in the CO2 miscible flood and waterflood areas of the Weyburn Unit in southeast Saskatchewan. During 2010, 32 wells were drilled in the unit, consisting of 28 water and CO2 injection wells, two producers and two observation wells.

Various other drilling programs and optimization work were conducted during 2010 to test new concepts, increase production and maximize recoveries. In the Princess and Jenner areas 52 infill shallow gas wells were drilled. Ongoing development in the East Bodo waterflood occurred with seven new vertical producers and three injectors drilled in 2010. Proof of concept horizontal drilling and recompletion operations were initiated in 2010 in an effort to increase recovery in the Pekisko formation at Twining. In the partner operated Dunvegan Gas Unit, eight successful vertical Middle Debolt wells and 1 horizontal Upper Debolt well were drilled.

Acquisitions and Divestitures

We made one large acquisition during 2010 that created a new core area. The acquisition of Monterey represented a significant step forward in our value creation strategy by providing multiple operated, low risk drilling opportunities in the early stages of a Montney resource play development in the Groundbirch area of Northeast British Columbia. In 2010, we had spent an aggregate of $461.3 million to acquire 11.5 MMboe of Proved Reserves and 23.2 MMboe of Total Proved Plus Probable Reserves (reserve values effective as of the acquisition dates). Minor asset acquisitions were made at Judy Creek and Swalwell to increase interests in existing core areas. In addition, we consolidated our ownership in Twining/Fenn Big Valley CBM lands through a series of land swaps.

In early 2010, we sold gross overriding royalties on a number of our non-core properties. The proceeds from this sale totaled $38.4 million. Total proceeds from minor dispositions of small, isolated properties and undeveloped acreage during 2010 were $22.3 million, resulting in a decrease of 0.3 MMboe Proved Reserves and 0.4 MMboe Total Proved Plus Probable Reserves.

Future Development Capital

NI 51-101 requires that the calculation of finding and development costs include changes in forecasted future development capital (“FDC”) relating to the reserves. FDC reflects the amount of capital estimated by the independent evaluator that will be required to bring non-producing, undeveloped or probable reserves on stream. These forecasts of FDC will change with time due to ongoing development activity, inflationary changes in capital costs and acquisition or disposition of assets. We provide the calculation of finding, development and acquisition costs both with and without change in FDC.

Finding, Development and Acquisition Costs

Company Interest Reserves

(Forecast Prices and Costs)

	2010 Proved	2009 Proved	2008 Proved	2008-2010 Weighted Average Proved
Costs Excluding Future Development Capital
Exploration and Development Capital Expenditures - $M	329,470	202,200	388,300	919,970
Exploration and Development Reserve Additions including Revisions -Mboe	20,505	11,291	17,677	49,473

Finding and Development Cost - $/boe	16.07	17.91	21.97	18.60

Net Acquisition Capital - $M	400,600	(6,230)	130,795	525,165
Net Acquisition Reserve Additions - Mboe	11,232	(937)	6,437	16,732

Net Acquisition Cost - $/boe	35.67	6.65	20.32	31.39

Total Capital Expenditures including Net Acquisitions - $M	730,070	195,970	519,095	1,445,135
Reserve Additions including Net Acquisitions - Mboe	31,737	10,354	24,114	66,205

Finding Development and Acquisition Cost - $/boe	23.00	18.93	21.53	21.83

Costs Including Future Development Capital
Exploration and Development Capital Expenditures - $M	329,470	202,200	388,300	919,970
Exploration and Development Change in FDC - $M	32,000	(42,800)	12,000	1,200

Exploration and Development Capital including Change in FDC - $M	361,470	159,400	400,300	921,170
Exploration and Development Reserve Additions including Revisions - Mboe	20,505	11,291	17,677	49,473

Finding and Development Cost - $/boe	17.63	14.12	22.65	18.62

Net Acquisition Capital - $M	400,600	(6,230)	130,795	525,165
Net Acquisition FDC - $M	34,000	800	1,000	35,800

Net Acquisition Capital including FDC - $M	434,600	(5,430)	131,795	560,965
Net Acquisition Reserve Additions - Mboe	11,232	(937)	6,437	16,732

Net Acquisition Cost - $/boe	38.69	5.80	20.47	33.53

Total Capital Expenditures including Net Acquisitions - $M	730,070	195,970	519,095	1,445,135
Total Change in FDC - $M	66,000	(42,000)	13,000	37,000

Total Capital including Change in FDC - $M	796,070	153,970	532,095	1,482,135
Reserve Additions including Net Acquisitions - Mboe	31,737	10,354	24,114	66,205

Finding Development and Acquisition Cost including FDC - $/boe	25.08	14.87	22.07	22.39

	2010 Proved plus Probable	2009 Proved plus Probable	2008 Proved plus Probable	2008-2010 Weighted Average Proved plus Probable
Costs Excluding Future Development Capital
Exploration and Development Capital Expenditures - $M	329,470	202,200	388,300	919,970
Exploration and Development Reserve Additions including Revisions - Mboe	27,127	2,577	23,863	53,567

Finding and Development Cost - $/boe	12.15	78.46	16.27	17.17

Net Acquisition Capital - $M	400,600	(6,230)	130,795	525,165
Net Acquisition Reserve Additions - Mboe	22,832	(1,283)	9,688	31,237

Net Acquisition Cost - $/boe	17.55	4.86	13.50	16.81

Total Capital Expenditures including Net Acquisitions - $M	730,070	195,970	519,095	1,445,135
Reserve Additions including Net Acquisitions - Mboe	49,959	1,294	33,551	84,804

Finding Development and Acquisition Cost - $/boe	14.61	151.45	15.47	17.04

Costs Including Future Development Capital
Exploration and Development Capital Expenditures - $M	329,470	202,200	388,300	919,970
Exploration and Development Change in FDC - $M	86,000	(122,800)	180,000	143,200

Exploration and Development Capital including Change in FDC - $M	415,470	79,400	568,300	1,063,170
Exploration and Development Reserve Additions including Revisions - Mboe	27,127	2,577	23,863	53,567

Finding and Development Cost - $/boe	15.32	30.81	23.82	19.85

Net Acquisition Capital - $M	400,600	(6,230)	130,795	525,165
Net Acquisition FDC - $M	106,000	800	10,000	116,800

Net Acquisition Capital including FDC - $M	506,600	(5,430)	140,795	641,965
Net Acquisition Reserve Additions - Mboe	22,832	(1,283)	9,688	31,237

Net Acquisition Cost - $/boe	22.19	4.23	14.53	20.55

Total Capital Expenditures including Net Acquisitions - $M	730,070	195,970	519,095	1,445,135
Total Change in FDC - $M	192,000	(122,000)	190,000	260,000

Total Capital including Change in FDC - $M	922,070	73,970	709,095	1,705,135
Reserve Additions including Net Acquisitions - Mboe	49,959	1,294	33,551	84,804

Finding Development and Acquisition Cost including FDC -$/boe	18.46	57.16	21.13	20.11

Recycle Ratio

We calculate the recycle ratio to measure our performance. It reflects the amount of cash flow relative to investment and is able to be compared both internally and externally. To calculate the recycle ratio, we divide annual operating netback by annual P+P F&D Costs including change in FDC.

	2010	2009	2008	2008-2010 Weighted Average
Recycle Ratio, $/$	1.72	0.82	1.46	1.46
Operating Netback, $/boe(1)	26.37	25.38	34.78	28.96
P+P F&D, $/boe(2)	15.32	30.81	23.82	19.85

Notes:

(1)	Operating netback is calculated as shown in “Production History (Netback)”.
(2)	P+P F&D uses Exploration and Development capital including Change in FDC divided by Exploration and Development Reserve Additions including Revisions as shown above.

Reserve Life Index (RLI)

The reserve life index provides a comparative measure of the longevity of the resources. We calculate the RLI by dividing 2010 Company Interest year-end reserves by GLJ’s 2011 forecasted production.

	PDP	TP	P+P
RLI, years	7.2	8.2	11.1
Reserves, Mboe(1)(2)	183,664	221,028	318,429
2011 Forecast Production, Boe/d(1)	70,204	74,061	78,820

Notes:

(1)	Both reserves and production are Company Interest.
(2)	Reserves are calculated using Forecast Prices and Costs.

Reserve Replacement

We provide reserve replacement data as an indication of the effectiveness of our investments made and the relative impact of that investment. The reserve replacement figures are calculated with and without net acquisitions included.

	2010	2009	2008	Weighted Average 2008-2010
Without Net Acquisitions Proven Plus Probable Replacement %	99%	9%	80%	62%
P+P Drill Adds plus Revisions, MMboe(1)	27.1	2.6	23.9	53.6
With Net Acquisitions Proven Plus Probable Replacement %	183%	4%	112%	98%
P+P Adds, Revisions plus net Acquisitions, MMboe(1)	50.0	1.3	33.6	84.8
Without Net Acquisitions Total Proved Replacement %	75%	39%	59%	57%
Total Proved Drill Adds plus Revisions, MMBoe(1)	20.5	11.3	17.7	49.2
With Net Acquisitions Total Proved Replacement, %	116%	36%	80%	77%
Total Proved Adds, Revisions plus net Acquisitions, MMboe(1)	31.7	10.4	24.1	66.2
Current Year Production, MMboe(1)	27.3	29.0	30.0	86.3

Note:

(1)	Both reserves and production are Company Interest. Note that natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Other Oil and Gas Information

Oil and Gas Wells

As at December 31, 2010, we had an interest in 8,277 gross (4,138 net) producing oil and natural gas wells and 2,463 gross (1,366 net) non-producing oil and natural gas wells.

	Producing		Non-Producing
	Gross	Net	Gross	Net
Crude Oil Wells
Alberta	1,757	1,124	797	472
British Columbia	91	58	157	100
Saskatchewan	909	192	462	178
Nova Scotia	—	—	—	—
Natural Gas Wells
Alberta	5,181	2,569	514	271
British Columbia	278	162	125	73
Saskatchewan	42	31	39	24
Nova Scotia	19	2	—	—
Other(1)
Alberta	—	—	247	163
British Columbia	—	—	70	54
Saskatchewan	—	—	52	31

Total	8,277	4,138	2,463	1,366

Note:

(1)	We cannot classify these wells as either oil or gas.

Properties with No Attributed Reserves

The following table sets forth the gross and net acres of unproved properties held by us as at December 31, 2010 and the maximum net area of unproved properties for which we expect our rights to explore, develop and exploit to expire during 2011. There are no material work commitments necessary to maintain these properties.

Unproved Properties

as at December 31, 2010

Location	Gross Acres	Net Acres	Maximum Net Acres That May Expire During 2011
Alberta	861,332	606,134	90,569
British Columbia	455,118	240,875	45,827
Ontario	4,776	—	—
Saskatchewan	61,011	41,432	1,999
Nova Scotia	200,650	15,957	—

Total	1,552,887	904,398	138,395

The expiring acreage is being evaluated and attempts will be made to maintain our rights on the acreage. Historically, efforts to maintain our rights on acreage on activity have been successful.

Lindbergh Oil Sands Reserves and Contingent Resources

The Lindbergh oil sands property is located approximately 420 kilometres northeast of Calgary and 65 kilometres southwest of Cold Lake. We hold a 100 percent Working Interest in this oil sands asset where oil quality averages 11°API. The Upper Lloydminster and Lower Rex are the targeted formations. These formations contain bitumen-saturated sands up to 23 metres thick at approximately 500 metres depth.

We are planning a pilot that is the basis for the Probable Reserves and Probable plus Possible Reserves currently assigned to this property. In addition, there are Contingent Resources for the area surrounding the pilot. GLJ has updated the evaluation of the reserves and Contingent Resources for Lindbergh as of December 31, 2010. The evaluation was limited to portions of the reservoir amenable to steam assisted gravity drainage (SAGD). The pilot’s profitability will be sensitive to oil prices and reservoir quality. The pilot is forecast to be profitable using forecast prices and costs as well as constant prices and costs.

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

Probable Reserves have been assigned within the region of the proposed pilot development area. Probable plus Possible Reserves have been assigned to this same pilot area as well as a previously delineated region offsetting the pilot. There is no change in the estimate of Probable Reserves and minor changes in the net present values due to slightly higher forecasted oil prices and a revised development plan for the pilot. The Probable Reserves attributed to the Lindbergh property have been included in the reserves disclosed under “- Statement of Oil and Gas Reserves and Reserves Data”. The estimate of Probable Plus Possible Reserves has decreased due to the reporting limitation of a 50 year forecast life at a lower peak production rate now planned for the pilot stage. The high estimate of Contingent Resources summarized below has been increased by the amount the Probable Plus Possible Reserves have been decreased, as the 50 year life does not limit recovery at the current expected peak rate for the commercial phase.

Lindberg Oil Sands Pilot Project Probable and

Probable plus Possible Reserves and Net Present Value of Future Net Revenue

as of December 31, 2010

(Forecast Prices and Costs)

	Probable Reserves(1)	Probable plus Possible Reserves
Gross Reserves (MMbbl)	6.3	18.5
Before tax net present value of future net revenue
0% discount rate ($MM)	118.7	627.6
5% discount rate ($MM)	54.8	161.2
10% discount rate ($MM)	21.3	54.1
15% discount rate ($MM)	2.2	16.5
20% discount rate ($MM)	(9.4)	(1.5)

Note:

(1)	GLJ has estimated our undiscounted pilot capital to be $112 million and the ten percent discounted pilot capital amount to be $75 million to develop the Probable Reserves.

Contingent Resources have been assigned to the remaining areas of the reservoir within the property that meet certain minimum criteria. In order to be classified as a Contingent Resource, a technically feasible recovery project must be defined. These Contingent Resources are expected to be economic to develop. The reclassification of these Contingent Resources as reserves is contingent upon further reservoir studies, delineation drilling, facility design, preparation of firm development plans, regulatory application approval and corporate approvals. However, there is no certainty that it will be commercially viable to produce any portion of the Contingent Resource.

	December 31, 2009 Contingent Resources(1) (Gross) (MMbbl)	December 31, 2010 Contingent Resources(1) (Gross) (MMbbl)
Low estimate(2)	148.5	148.5
Best estimate(3)	193.4	193.4
High Estimate(4)	241.1	257.9

Notes:

(1)	Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The contingencies may include factors such as economics, legal, environmental, political, regulatory or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates.
(2)	A low estimate is a conservative estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level.
(3)	A best estimate is a best estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level.
(4)	A high estimate is an optimistic estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve because they are contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

Groundbirch Reserves and Contingent Resources

The Groundbirch property is located approximately 40 kilometres southwest of Ft. St. John, British Columbia and covers an area of approximately 13,440 acres. We have an average 90 percent Working Interest in the lands that we acquired from Monterey Exploration Ltd. in September 2010.

Production from the Montney formation began on this property in December 2010. For those areas producing and immediately adjacent, GLJ has assigned proven, probable and possible reserves. For areas outside of this, GLJ has completed a Contingent Resource assessment.

The tables below summarize the estimated volumes of Company Interest reserves and Contingent Resources attributable to the Groundbirch property based upon forecast prices and costs. The estimates are in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101. Please note that reserves and Contingent Resources involve different risks associated with achieving commerciality. Under the fiscal conditions, including commodity price and cost assumptions, applied in the estimation of reserves, the likelihood that a project will achieve commerciality is assumed to be 100 percent, whereas the likelihood of a Contingent Resource achieving commerciality may be less than 100 percent.

Groundbirch Proved, Proved plus Probable and

Proved plus Probable plus Possible Reserves

and Net Present Value of Future Net Revenue

as of December 31, 2010

(Forecast Prices and Costs)

	Proved Developed Producing Reserves (Gross)	Total Proved Reserves (Gross)	Total Proved Plus Probable Reserves (Gross)	Total Proved Plus Probable and Possible Reserves (Gross)
Reserves
Gas (Bcf)	21.5	53.1	160.9	184.8
NGL (MMbbl)	0.0	0.1	0.3	0.4
Total (MMboe)(1)	3.6	9.0	27.2	31.2

Before tax net present value of future net revenue
0% discount rate ($MM)	88.4	182.5	622.3	806.4
5% discount rate ($MM)	60.9	111.7	313.4	351.7
10% discount rate ($MM)	46.7	76.3	187.3	199.3
15% discount rate ($MM)	38.4	56.2	123.4	128.9
20% discount rate ($MM)	33.0	43.4	86.1	89.4

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

Contingent Resources have been assigned to the remaining areas of the reservoir within the property that meet certain minimum criteria. In order to be classified as a Contingent Resource, a technically feasible recovery project must be defined. These Contingent

Resources are expected to be economic to develop. The reclassification of these Contingent Resources as reserves is contingent upon further reservoir studies, delineation drilling, facility design and preparation of firm development plans, regulatory application approval and company approvals. However, there is no certainty that it will be commercially viable to produce any portion of the Contingent Resource.

December 31, 2010 Contingent Resources(1) (Gross)
Low estimate(2)
Gas, MMcf	249.9
NGL, MMbbl	0.5
Total, MMboe(5)	42.1
Best estimate(3)
Gas, MMcf	424.4
NGL, MMbbl	0.9
Total, MMboe(5)	71.6
High estimate(4)
Gas, MMcf	630.7
NGL,s MMbbl	1.3
Total, MMboe(5)	106.4

Notes:

(1)	Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The contingencies may include factors such as economics, legal, environmental, political, regulatory or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates.
(2)	A low estimate is a conservative estimate of the quantity of gas that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level.
(3)	A best estimate is a best estimate of the quantity of gas that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level.
(4)	A high estimate is an optimistic estimate of the quantity of gas that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.
(5)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve because they are contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

Forward Contracts

We may use financial derivatives or fixed price contracts to manage our exposure to fluctuations in commodity prices and foreign currency exchange rates. A description of such instruments is provided in notes 20 and 23 of our annual audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2010, which may be found on SEDAR at www.sedar.com.

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

We have estimated the net present value (discounted at ten percent per annum) of our total asset retirement obligations to be approximately $196 million as at December 31, 2010, based on a total future liability (inflated at 1.5 percent per annum) of approximately $1,790 million. These costs are anticipated to be paid over 50 years with the majority of the costs incurred in the last 20 years and applies to 7,451 net wells (13,723 gross wells).

The following table summarizes our total current asset retirement obligations as at December 31, 2010:

Asset Retirement Obligations

	2011	2012	2013	Remainder	Total
	($MM)	($MM)	($MM)	($MM)	($MM)
Total Abandonment, Reclamation, Remediation & Dismantling	10.9	8.4	8.3	1,762.8	1,790.4
Discounted at ten percent	10.4	7.3	6.5	171.4	195.6

The above table excludes asset retirement obligations associated with future development and, in particular, the development associated with Proved Developed Non-Producing, Proved Undeveloped and Probable Reserves, except where such activity would be coincidental with existing operations. GLJ’s Proved Developed Producing reserve evaluation is the best comparison to our current operation and includes $230 million ($82 million when discounted at ten percent) of the current asset retirement obligations in the above table. Elsewhere, where we describe Future Net Revenue, only the GLJ estimated abandonment obligation is included in the values. For further clarity, the amount beyond the $230 million or $82 million when discounted at ten percent, is excluded elsewhere.

Costs Incurred

The following table outlines property acquisition, exploration and development costs that we incurred during the financial year ended December 31, 2010. These costs include only those costs which are cash or cash equivalent.

Nature of Cost	Amount ($M)
Acquisition Costs(1)
Proved	125,946
Unproved	464,593
Exploration Costs	34,058
Development Costs	295,412

Total	920,009

Note:

(1)	Based on the values assigned to property, plant and equipment in the purchase price allocation for the Monterey acquisition in the December 31, 2010 financial statements, and cash paid for other properties acquired.

Exploration and Development Activities

The following table summarizes the number of wells completed or determined to be dry during the financial year ended December 31, 2010.

	Development		Exploration		Total
Wells	Gross	Net	Gross	Net	Gross	Net
Gas	105	77.1	3	2.1	108	79.2
Oil	53	28.3	6	4.4	59	32.7
Service	39	12.0	0	0.0	39	12.0
Stratigraphic Test	0	0.0	0	0.0	0	0.0
Dry	6	2.7	2	1.5	8	4.2

Total	203	120.1	11	8.0	214	128.1

Production Estimates

The following tables summarize the 2011 average daily volume of gross production estimated by GLJ for all properties held on December 31, 2010 using constant and forecast prices and costs, all of which will be produced in Canada. These estimates assume certain activities take place, such as the development of Undeveloped Reserves, and that there are no dispositions. We estimate our 2011 Company Interest production to be between 74,000 and 76,000 boepd.

	2011 Estimated Production
	Constant Prices and Costs		Forecast Prices and Costs
	Total Proved	Total Proved Plus Probable	Total Proved	Total Proved Plus Probable
Light and Medium Crude Oil (bblpd)	20,766	21,538	20,766	21,538
Heavy Oil (bblpd)	6,375	6,600	6,375	6,600
Natural Gas (Mcfpd)	220,667	235,897	220,667	235,897
Natural Gas Liquids (bblpd)	9,846	11,061	9,846	11,061

Total (boepd)	73,765	78,516	73,765	78,516

Production History (Netback)

The following tables summarize, for each quarter of our most recent financial year, certain of our production information in respect of our Company Interest production, product prices received, royalties paid, operating expenses and resulting operating netbacks.

	QUARTER ENDED				YEAR ENDED
	Mar 31, 2010	June 30, 2010	Sept 30, 2010	Dec 31, 2010	Dec 31, 2010
Barrels of Oil Equivalent Basis(1)
Average Daily Oil Production (boepd)	75,627	75,517	72,704	74,953	74,693
Sales price (after commodity risk management) ($/boe)	52.49	48.75	47.07	49.01	49.34
Other production income ($/boe)	0.13	0.28	0.40	0.39	0.30

Oil & gas sales ($/boe)	52.62	49.03	47.47	49.40	49.64
Processing and other income ($/boe)	1.06	0.47	0.65	0.84	0.76
Royalties ($/boe)	(11.45)	(8.53)	(8.26)	(8.83)	(9.27)
Operating expenses ($/boe)	(13.50)	(12.55)	(12.69)	(15.77)	(13.63)
Transportation costs ($/boe)	(0.48)	(0.68)	(0.53)	(0.62)	(0.58)
Amortization of injectants ($/boe)	(0.67)	(0.58)	(0.52)	(0.44)	(0.55)

Operating netback ($/boe)	27.58	27.16	26.12	24.58	26.37

Light and Medium Crude Oil
Average Daily Oil Production (bblpd)	22,400	21,858	20,967	21,762	21,743
Sales price (after commodity risk management) ($/bbl)	77.35	73.84	73.93	74.98	75.04
Other production income ($/bbl)	0.33	0.46	0.94	0.71	0.61

Oil & gas sales ($/bbl)	77.68	74.30	74.87	75.69	75.65
Processing and other income ($/bbl)	0.58	0.37	0.34	0.60	0.47
Royalties ($/bbl)	(18.02)	(18.81)	(15.04)	(17.32)	(17.32)
Operating expenses ($/bbl)	(16.62)	(16.01)	(14.01)	(18.81)	(16.39)
Transportation costs ($/bbl)	(0.67)	(1.02)	(1.05)	(0.92)	(0.92)
Amortization of injectants ($/bbl)	(2.25)	(1.81)	(1.81)	(1.52)	(1.90)

Operating netback ($/bbl)	40.70	37.02	43.30	37.72	39.59

Heavy Crude Oil
Average Daily Oil Production (bblpd)	7,113	6,791	6,585	6,673	6,789
Oil & gas sales ($/bbl)	65.91	56.49	57.80	60.42	60.22
Processing and other income ($/bbl)	1.67	(2.78)	1.20	0.63	0.19
Royalties ($/bbl)	(12.82)	(13.31)	(9.89)	(11.25)	(11.84)
Operating expenses ($/bbl)	(16.78)	(12.94)	(17.22)	(16.86)	(15.95)

Operating netback ($/bbl)	37.98	27.46	31.89	32.94	32.62

Natural Gas
Average Daily Natural Gas Production (Mcfpd)	220,641	220,856	217,711	218,044	219,301
Sales price (after commodity risk management) ($/Mcf)	5.62	4.86	4.67	4.87	5.00
Other production income ($/Mcf)	0.01	0.05	0.04	0.06	0.04

Oil & gas sales ($/Mcf)	5.63	4.91	4.71	4.93	5.04
Processing and other income ($/Mcf)	0.25	0.21	0.15	0.21	0.20
Royalties ($/Mcf)	(0.87)	(0.07)	(0.45)	(0.31)	(0.42)
Operating expenses ($/Mcf)	(1.85)	(1.84)	(1.88)	(2.39)	(2.01)
Transportation costs ($/Mcf)	(0.10)	(0.13)	(0.08)	(0.12)	(0.11)

Operating netback ($/Mcf)	3.06	3.08	2.45	2.32	2.70

NGL
Average Daily Oil Production (bblpd)	9,341	10,058	8,867	10,177	9,611
Oil & gas sales ($/bbl)	56.57	60.70	53.55	56.74	56.99
Royalties ($/bbl)	(19.15)	(12.57)	(13.77)	(13.97)	(14.80)
Operating expenses ($/bbl)	(12.94)	(10.17)	(12.02)	(13.56)	(12.17)

Operating netback ($/bbl)	24.48	37.96	27.76	29.21	30.02

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one boe.

DESCRIPTION OF CAPITAL STRUCTURE

General

Our authorized capital consists of an unlimited number of Common Shares and 10,000,000 preferred shares, issuable in series (“Preferred Shares”). The following is a summary of the rights, privileges, restrictions and conditions attaching to the securities, which comprise our share capital.

Common Shares

Holders of our Common Shares are entitled to notice of, to attend and to one vote per share held at any meeting of our Shareholders (other than meetings of a class or series of our shares other than the Common Shares as such). Holders of our Common Shares will be entitled to receive dividends as and when declared by our Board on our Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of our shares ranking in priority to the Common Shares in respect of dividends. Holders of our Common Shares will be entitled in the event of any liquidation, dissolution or winding-up of us, whether voluntary or involuntary, or any other distribution of our assets among our Shareholders for the purpose of winding-up our affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of our shares ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of our shares ranking equally with the Common Shares in respect of return of capital on dissolution, in such of our assets as are available for distribution.

Preferred Shares

The Preferred Shares may be issued in one or more series, at any time or from time to time. Before any shares of a particular series are issued, our Board will fix the number of shares that will form such series and will, subject to the limitations set out in the preferred share terms described below, fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for our securities or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Preferred Shares or payment in respect of capital on any of our shares or creation or issue of debt or equity securities; the whole subject to filing of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series. Notwithstanding the foregoing: (a) our Board may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Preferred Shares; and (b) other than in the case of a failure to declare or pay dividends specified in any series of the Preferred Share, the voting rights attached to the Preferred Shares will be limited to one vote per Preferred Share at any meeting where the Preferred Shares and Common Shares vote together as a single class.

Stock Exchange Listings

Our Common Shares are listed and posted for trading on the TSX under the symbol “PGF” and on the NYSE under the symbol “PGH”.

DIVIDENDS

General

We currently pay monthly dividends to our Shareholders on the 15th day of each month or the first business day following the 15th day. The record date for any dividend is the last business day of the month preceding the dividend date or such other date as may be determined by our Board. In accordance with stock exchange rules, an ex-dividend date occurs two trading days prior to the record date to permit time for settlement of trades of securities and dividends must be declared a minimum of seven trading days before the record date.

Historical Distributions/Dividends

Dividends can and may fluctuate in the future. Actual future cash dividends, if any, will be subject to the discretion of our Board of Directors and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the ABCA for the declaration and payment of dividends. We cannot provide assurance that cash flow will be available for distribution to Shareholders in the amounts anticipated or at all. See “Risk Factors”.

The following table sets forth distributions declared by the Trust in respect of the preceding three fiscal years on the outstanding Trust Units for the periods indicated, with each amount being paid in the following month:

Month	2010 ($)	2009 ($)	2008 ($)
January	0.0700	0.1000	0.2250
February	0.0700	0.1000	0.2250
March	0.0700	0.1000	0.2250
April	0.0700	0.1000	0.2250
May	0.0700	0.1000	0.2250
June	0.0700	0.1000	0.2250
July	0.0700	0.1000	0.2250
August	0.0700	0.1000	0.2250
September	0.0700	0.0700	0.2250
October	0.0700	0.0700	0.2250
November	0.0700	0.0700	0.1700
December	0.0700	0.0700	0.1700

Total	0.8400	1.0800	2.5900

Restrictions on Dividends

Our ability to pay cash dividends to Shareholders may be directly or indirectly affected in certain events as a result of certain restrictions, including restrictions set forth in (i) the credit agreement relating to our Credit Facility and (ii) the note purchase agreements relating to the 2003 US Senior Notes, the 2007 US Senior Notes, the 2008 Senior Notes, the 2010 Senior Notes and the UK Senior Notes; and (iii) the solvency tests in the ABCA. In particular, the funds required to satisfy the interest payable on the foregoing obligations, as well as the amounts payable upon the redemption or maturity of such obligations, as applicable, or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as dividends to Shareholders.

ABCA Solvency Tests

The payment of dividends by a corporation is governed by the liquidity and insolvency tests described in the ABCA. Pursuant to the ABCA, after the payment of a dividend, we must be able to pay our liabilities as they become due, and the realizable value of our assets must be greater than our liabilities and the legal stated capital of our outstanding securities. As at December 31, 2010, our legal stated capital was approximately $1 billion.

Revolving Credit Facility

The credit agreement relating to the Credit Facility stipulates that we shall not make or agree to make cash dividends or other distributions to Shareholders when a “Default” (subject to certain exceptions) or an “Event of Default” has occurred or is continuing or would reasonably be expected to occur as a result of such dividend or distribution. “Events of Default” are defined in the credit agreements to include those events of default typically referred to in a loan agreement of such type and include, among other things; (i) the failure to repay amounts owing under the Credit Facility; (ii) our voluntary or involuntary insolvency; (iii) the default of obligations owing under other debt arrangements; and (iv) a change in control of us. “Default” is defined in the credit agreement to mean any event or circumstance which, with the giving of notice or lapse of time or otherwise, would constitute an Event of Default.

In addition to the standard representations, warranties and covenants commonly contained in a credit facility of this nature, the Credit Facility includes the following key financial covenants:

•

The ratio of Consolidated Senior Debt (as defined below) to Consolidated EBITDA (as defined below) at the end of any fiscal quarter shall not exceed 3:1, except upon the completion of a Material Acquisition (as defined below), and for a period extending to the end of the second full fiscal quarter thereafter this limit increases to 3.5:1;

•

The ratio of Consolidated Total Debt (as defined below) to Consolidated EBITDA at the end of any fiscal quarter shall not exceed 3.5:1; except upon the completion of a Material Acquisition, and for a period extending to the end of the second full fiscal quarter thereafter, this limit increases to 4:1; and

•

The ratio of Consolidated Senior Debt (as defined below) to Total Capitalization (as defined below) shall not exceed 50 percent, except upon the completion of a Material Acquisition, and for a period extending to the end of the second fiscal quarter thereafter, this limit increases to 55 percent.

With respect to the financial covenants, the following definitions apply to the Corporation:

Consolidated Senior Debt:	All obligations, liabilities and indebtedness classified as debt on the consolidated balance sheet of the Corporation.

Consolidated Total Debt:	The aggregate of Consolidated Senior Debt and Subordinated Debt.

Consolidated EBITDA:	The aggregate of the last four fiscal quarters’ net income from operations plus the sum of:

• Income taxes; • Interest expense; • All provisions for federal, provincial or other income and capital taxes; • Depreciation, depletion and amortization expense; and • Other non-cash items.

Material Acquisition:	An acquisition or series of acquisitions which increases the consolidated tangible assets of Pengrowth by more than five percent.

Subordinated Debt:	Debt which, by its terms, is subordinated to the lenders under the Credit Facility.

Total Capitalization:	The aggregate of Consolidated Total Debt and the Shareholders Equity (calculated in accordance with GAAP as shown on the Corporation’s consolidated balance sheet).

Senior Unsecured Notes

The terms of the note agreements ensure note holders have priority over our Shareholders with respect to our assets and income.

The holders of the US Senior Notes, UK Senior Notes and the Canadian Senior Notes are entitled to certain remedies upon the occurrence of an “Event of Default”, which remedies may restrict our ability to pay dividends to Shareholders. An “Event of Default” is defined in the note purchase agreements to include those events of default which are typically referred to in a note purchase agreement of a similar nature (including failure to pay principal and interest when due, default in compliance with other covenants, inaccuracy of representations and warranties, cross default to other indebtedness, certain events of insolvency or the rendering of judgments against the Corporation in excess of certain threshold amounts.) “Default” is defined in the note agreements to mean any event or circumstance which, after the giving of notice or lapse of time or both, would constitute an Event of Default.

In addition to standard representations, warranties and covenants the note agreements contain the following key financial covenants:

•	The ratio of Consolidated EBITDA (as defined below) to interest expense for the four immediately preceding fiscal quarters shall not be less than 4:1;

•

With respect to the 2003 US Senior Notes and the UK Senior Notes the Consolidated Total Debt (as defined below) is limited to 60 percent of the Consolidated Total Established Reserves (as defined below) determined and calculated not later then the last day of the first fiscal quarter of the next succeeding fiscal year of the Corporation;

•

With respect to the 2010 US Senior Notes, 2008 US Senior Notes, the 2007 US Senior Notes and the CDN Senior Notes the Consolidated Total Debt (as defined below) to Total Capitalization (as defined below) shall not exceed 55 percent at the end of each fiscal quarter; and

•	The ratio of Consolidated Total Debt to Consolidated EBITDA for each period of four consecutive fiscal quarters shall not exceed 3.5:1

With respect to these financial covenants, the following definitions apply to the Corporation:

Consolidated EBITDA:	The sum of the last four fiscal quarters of (i) net income determined in accordance with GAAP; (ii) all provisions for federal, provincial or other income and capital taxes; (iii) all provisions for depletion, depreciation, and amortization, (iv) interest expense; and (v) non-cash items

Consolidated Total Debt:	Has substantially the same meaning as “Consolidated Senior Debt” in the definitions relating to the Credit Facility.

Consolidated Total Established Reserves:	The sum of (i) 100 percent of the present value of Pengrowth’s Proved Reserves; and (ii) 50 percent of the present value of Pengrowth’s Probable Reserves.

Total Capitalization:	Consolidated Total Debt plus Shareholder equity in the Corporation

INDUSTRY CONDITIONS

Companies operating in the oil and natural gas industry are subject to extensive regulation and control of operations (including land tenure, exploration, development, production, refining, transportation, and marketing) as a result of legislation enacted by various levels of government and with respect to the pricing and taxation of oil and natural gas through agreements among the governments of Canada, Alberta, British Columbia, Saskatchewan and Nova Scotia, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these regulations or controls will affect our operations in a manner materially different than they will affect other oil and natural gas companies of similar size. All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of conditions, legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing

Oil

In Canada, oil producers are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products, the supply/demand balance, and contractual terms of sale. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the “NEB”). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such a licence requires a public hearing and the approval of the Governor in Council.

Natural Gas

The price of the vast majority of natural gas produced in western Canada is now determined through the liquid market established at the Alberta “NIT” hub rather than through direct negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas (other than propane, butane and ethane) exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or for a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such a licence requires a public hearing and the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements, and market considerations.

Natural Gas Liquids

In Canada, the price of NGL sold in intraprovincial, interprovincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on the quality of the NGL, prices of competing chemical feed stock, distance to market, access to downstream transportation, length of contract term, the supply/demand balance and other contractual terms. NGL exported from Canada are subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. NGL may be exported for a term of no more than one year in respect to propane and butane, and no more than two years in respect to ethane, all exports requiring an order of the NEB.

Pipeline Capacity

As a result of pipeline expansions over the past several years, there is ample pipeline capacity to accommodate current production levels of oil and natural gas in western Canada and pipeline capacity does not generally limit the ability to produce and market such production. However, from time to time, pipeline operators will limit the amount of product shipped. A typical reason may be limited ability for purchasers to accept product or there have been limitations imposed due to a pipeline taken out of service for planned or unplanned outages.

The North American Free Trade Agreement

The North American Free Trade Agreement (“NAFTA”) among the governments of Canada, the United States and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of goods of the party maintaining the restriction as compared to the proportion prevailing in the most recent 36 month period; (ii) impose an export price higher than the domestic price (subject to an exception with respect to certain measures which only restrict the volume of exports); and (iii) disrupt normal channels of supply. All three signatory countries are prohibited from imposing a minimum or maximum export price requirement in any circumstance where any other form of quantitative restriction is prohibited. The signatory countries are also prohibited from imposing a minimum or maximum import price requirement except as permitted in enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA prohibits discriminatory border restrictions and export taxes. NAFTA also requires energy regulators to ensure the orderly and equitable implementation of any regulatory changes and to ensure that the application of those changes will cause minimal disruption to contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, all of which are important for Canadian oil and natural gas exports.

Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern royalties, production rates and other matters. The royalty regime in a given province is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, separated from the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.

Alberta

Producers of oil and natural gas from Crown lands in Alberta are required to pay annual rental payments, currently at a rate of $3.50 per hectare, and make monthly royalty payments in respect of oil and natural gas produced.

On October 25, 2007, the Government of Alberta released a report entitled “The New Royalty Framework” (“NRF”) containing the Government’s proposals for Alberta’s new royalty regime which were subsequently implemented by the Mines and Minerals (New Royalty Framework) Amendment Act, 2008. The NRF took effect on January 1, 2009. On March 11, 2010, the Government of Alberta announced changes to Alberta’s royalty system intended to increase Alberta’s competitiveness in the upstream oil and natural gas sectors, which changes included a decrease in the maximum royalty rates for conventional oil and natural gas production effective for the January 2011 production month. Royalty curves incorporating the changes announced on March 11, 2010 were released on May 27, 2010.

With respect to conventional oil, the NRF eliminated the classification system used by the previous royalty structure which classified oil based on the date of discovery of the pool. Under the NRF, royalty rates for conventional oil are set by a single sliding rate formula which is applied monthly and incorporates separate variables to account for production rates and market prices. Royalty rates for conventional oil under the NRF ranged from 0-50%, an increase from the previous maximum rates of 30-35% depending on the vintage of the oil, and rate caps were set at $120 per barrel. Effective January 1, 2011, the maximum royalty payable under the NRF was reduced to 40%. The royalty curve for conventional oil announced on May 27, 2010 amends the price component of the conventional oil royalty formula to moderate the increase in the royalty rate at prices higher than $535/m3 compared to the previous royalty curve.

Royalty rates for natural gas under the NRF are similarly determined using a single sliding rate formula incorporating separate variables to account for production rates and market prices. Royalty rates for natural gas under the NRF ranged from 5-50%, an increase from the previous maximum rates of 5-35%, and rate caps were set at $16.59/GJ. Effective January 1, 2011, the maximum royalty payable under the NRF was reduced to 36%. The royalty curve for natural gas announced on May 27, 2010 amends the price component of the natural gas royalty formula to moderate the increase in the royalty rate at prices higher than $5.25/GJ compared to the previous royalty curve.

Oil sands projects are also subject to the NRF. Prior to payout, the royalty is payable on gross revenues of an oil sands project. Gross revenue royalty rates range between 1-9% depending on the market price of oil: rates are 1% when the market price of oil is less than or equal to $55 per barrel and increase for every dollar of market price of oil increase to a maximum of 9% when oil is priced at $120 or higher. After payout, the royalty payable is the greater of the gross revenue royalty based on the gross revenue royalty rate of 1-9% and the net revenue royalty based on the net revenue royalty rate. Net revenue royalty rates start at 25% and increase for every dollar of market price of oil increase above $55 up to 40% when oil is priced at $120 or higher. An oil sands project reaches payout when its cumulative revenue exceeds its cumulative costs. Costs include specified allowed capital and operating costs related to the project plus a specified return allowance. As part of the implementation of the NRF, the Government of Alberta renegotiated existing contracts with certain oil sands producers that were not compatible with the NRF.

Producers of oil and natural gas from freehold lands in Alberta are required to pay annual freehold production taxes. The level of the freehold production tax is based on the volume of monthly production and a specified rate of tax for both oil and gas.

In April 2005, the Government of Alberta implemented the Innovative Energy Technologies Program (the “IETP”), which has the stated objectives of increasing recovery from oil and gas deposits, finding technical solutions to the gas over bitumen issue, improving the recovery of bitumen by in-situ and mining techniques and improving the recovery of natural gas from coal seams. The IETP is backed by a $200 million funding commitment over a five-year period beginning April 1, 2005 and provides royalty adjustments to specific pilot and demonstration projects that utilize new or innovative technologies to increase recovery from existing reserves.

On April 10, 2008, the Government of Alberta introduced two new royalty programs to be implemented along with the NRF and intended to encourage the development of deeper, higher cost oil and gas reserves. A five-year program for conventional oil exploration wells over 2,000 metres provides qualifying wells with up to $1 million or 12 months of royalty relief, whichever comes first, and a five-year program for natural gas wells deeper than 2,500 metres provides a sliding scale royalty credit based on depth of up to $3,750 per metre. On May 27, 2010, the natural gas deep drilling program was amended, retroactive to May 1, 2010, by reducing the minimum qualifying depth to 2,000 metres, removing a supplemental benefit of $875,000 for wells exceeding 4,000 metres that are spud subsequent to that date, and including wells drilled into pools drilled prior to 1985, among other changes.

On November 19, 2008, in response to the drop in commodity prices experienced during the second half of 2008, the Government of Alberta announced the introduction of a five-year program of transitional royalty rates with the intent of promoting new drilling. The 5-year transition option is designed to provide lower royalties at certain price levels in the initial years of a well’s life when production rates are expected to be the highest. Under this new program, companies drilling new natural gas or conventional oil deep wells (between 1,000 and 3,500 m) are given a one-time option, on a well-by-well basis, to adopt either the new transitional royalty rates or those outlined in the NRF. Pursuant to the changes made to Alberta’s royalty structure announced on March 11, 2010, producers were only able to elect to adopt the transitional royalty rates prior to January 1, 2011 and producers that had already elected to adopt such rates as of that date were permitted to switch to Alberta’s conventional royalty structure prior to February 15, 2011. On January 1, 2014, all producers operating under the transitional royalty rates will automatically become subject to Alberta’s conventional royalty structure. The revised royalty curves for conventional oil and natural gas will not be applied to production from wells operating under the transitional royalty rates.

On March 3, 2009, the Government of Alberta announced a three-point incentive program in order to stimulate new and continued economic activity in Alberta. The program introduced a drilling royalty credit for new conventional oil and natural gas wells and a new well royalty incentive program, both applying to conventional oil or natural gas wells drilled between April 1, 2009 and March 31, 2010. The drilling royalty credit provides an up to $200 per metre royalty credit for new wells and is primarily expected to benefit smaller producers since the maximum credit available will be determined using the company’s production level in 2008 and its drilling activity between April 1, 2009 and March 31, 2010, favouring smaller producers with lower activity levels. The new well incentive program initially applied to wells that began producing conventional oil or natural gas between April 1, 2009 and March 31, 2010 and provided for a maximum 5% royalty rate for the first 12 months of production on a maximum of 50,000 barrels of oil or 500 MMcf of natural gas. In June, 2009, the Government of Alberta announced the extension of these two incentive programs for one year to March 31, 2011. On March 11, 2010, the Government of Alberta announced that the incentive program rate of 5% for the first 12 months of production would be made permanent, with the same volume limitations.

In addition to the foregoing, on May 27, 2010, in conjunction with the release of the new royalty curves, the Government of Alberta announced a number of new initiatives intended to accelerate technological development and facilitate the development of unconventional resources (the “Emerging Resources and Technologies Initiative”). Specifically:

•

Coalbed methane wells will receive a maximum royalty rate of 5% for 36 producing months on up to 750 MMcf of production when producing exclusively from coal seams, retroactive to wells that began producing on or after May 1, 2010;

•

Shale gas wells will receive a maximum royalty rate of 5% for 36 producing months with no limitation on production volume when producing exclusively from shale seams, retroactive to wells that began producing on or after May 1, 2010;

•	Horizontal gas wells will receive a maximum royalty rate of 5% for 18 producing months on up to 500 MMcf of production, retroactive to wells that commenced drilling on or after May 1, 2010;

•

Horizontal oil wells and horizontal non-project oil sands wells will receive a maximum royalty rate of 5% with volume and production month limits set according to the depth of the well, retroactive to wells that commenced drilling on or after May 1, 2010.

The Emerging Resource and Technologies Initiative will be reviewed in 2014, and the Government of Alberta has committed to providing industry with three years notice at that time if it decides to discontinue the program.

In addition to the foregoing, Alberta currently maintains a royalty reduction program for low productivity oil and oil sands wells, a royalty adjustment program for deep marginal gas wells and a royalty exemption for re-entry wells, among others.

Approximately 67 percent of our Company Interest production forecast for 2011 is in the Province of Alberta on Crown lands.

British Columbia

Producers of oil and natural gas from Crown lands in British Columbia are required to pay annual rental payments at a rate of $3.50 per hectare and make monthly royalty payments in respect of oil and natural gas produced. The amount payable as a royalty in respect of oil depends on the type and vintage of the oil, the quantity of oil produced in a month and the value of that oil. Generally, oil is classified as either light or heavy and the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (“old oil”), between October 31, 1975 and June 1, 1998 (“new oil”), or after June 1, 1998 (“third-tier oil”). The royalty calculation takes into account the production of oil on a well-by-well basis, the specified royalty rate for a given vintage of oil, the average unit selling price of the oil and any applicable royalty exemptions. Royalty rates are reduced on low productivity wells, reflecting the higher unit costs of extraction, and are the lowest for third-tier oil, reflecting the higher unit costs of both exploration and extraction.

The royalty payable in respect of natural gas produced on Crown lands is determined by a sliding scale formula based on a reference price, which is the greater of the average net price obtained by the producer and a prescribed minimum price. For non-conservation gas (not produced in association with oil), the royalty rate depends on the date of acquisition of the oil and natural gas tenure rights and the spud date of the well and may also be impacted by the select price, a parameter used in the royalty rate formula to account for inflation. Royalty rates are fixed for certain classes of non-conservation gas when the reference price is below the select price. Conservation gas is subject to a lower royalty rate than non-conservation gas as an incentive for the production and marketing of natural gas which might otherwise have been flared.

Producers of oil and natural gas from freehold lands in British Columbia are required to pay monthly freehold production taxes. For oil, the level of the freehold production tax is based on the volume of monthly production. For natural gas, the freehold production tax is determined using a sliding scale formula based on the reference price similar to that applied to natural gas production on Crown land, and depends on whether the natural gas is conservation gas or non-conservation gas.

British Columbia maintains a number of targeted royalty programs for key resource areas intended to increase the competitiveness of British Columbia’s low productivity wells. These include both royalty credit and royalty reduction programs, including the following:

•

Summer Royalty Credit Program providing a royalty credit of 10% of drilling and completion costs up to $100,000 for wells drilled between April 1 and November 30 of each year, intended to increase summer drilling activity, employment and business opportunities in northeastern British Columbia;

•

Deep Royalty Credit Program providing a royalty credit equal to approximately 23% of drilling and completion costs for vertical wells with a true vertical depth greater than 2,500 metres and horizontal wells with a true vertical depth greater than 2,300 metres spud between December 1, 2003 and September 1, 2009;

•	Deep Re-Entry Royalty Credit Program providing royalty credits for deep re-entry wells with a true vertical depth greater than 2,300 metres and a re-entry date subsequent to December 1, 2003;

•

Deep Discovery Royalty Credit Program providing the lesser of a 3-year royalty holiday or 283,000,000 m3 of royalty free gas for deep discovery wells with a true vertical depth greater than 4,000 metres whose surface locations are at least 20 kilometres away from the surface location of any well drilled into a recognized pool within the same formation;

•

Coalbed Gas Royalty Reduction and Credit Program providing a royalty reduction for coalbed gas wells with average daily production less than 17,000 m3 as well as a royalty credit for coalbed gas wells equal to $50,000 for wells drilled on Crown land and a tax credit equal to $30,000 for wells drilled on freehold land;

•

Marginal Royalty Reduction Program providing royalty breaks for low productivity natural gas wells with average monthly production under 25,000 m3 during the first 12 production months and average daily production less than 23 m3 for every metre of marginal well depth;

•

Ultra-Marginal Royalty Reduction Program providing additional royalty breaks for low productivity shallow natural gas wells with a true vertical depth of less than 2,300 metres, average monthly production under 60,000 m3 during the first 12 production months and average daily production less than 11.5 m3 (development wells) or 17 m3 (exploratory wildcat wells) for every 100 metres of marginal well depth;

•

Net Profit Royalty Reduction Program providing reduced initial royalty rates to facilitate the development and commercialization of technically complex resources such as coalbed gas, tight gas, shale gas and enhanced-recovery projects, with higher royalty rates applied once capital costs have been recovered.

Oil produced from an oil well event on either Crown or freehold land and completed in a new pool discovery subsequent to June 30, 1974 may also be exempt from the payment of a royalty for the first 36 months of production or 11,450 m3 of production, whichever comes first.

The Government of British Columbia also maintains an Infrastructure Royalty Credit Program (the “Infrastructure Royalty Credit Program”) which provides royalty credits for up to 50% of the cost of certain approved road construction or pipeline infrastructure projects intended to improve, or make possible, the access to new and underdeveloped oil and gas areas. In both 2009 and 2010, the Government of British Columbia allocated $120 million in royalty credits for oil and gas companies under the Infrastructure Royalty Credit Program.

On August 6, 2009, the Government of British Columbia announced an oil and gas stimulus package designed to attract investment in and create economic benefits for British Columbia. The stimulus package includes four royalty initiatives related primarily to natural gas drilling and infrastructure development. Natural gas wells spudded within the 10-month period from September 1, 2009 to June 30, 2010 and brought on production by December 31, 2010 qualify for a 2% royalty rate for the first 12 months of production, beginning from the first month of production for the well (the “Royalty Relief Program”). British Columbia’s existing Deep Royalty Credit Program was permanently amended for wells spudded after August 31, 2009 by increasing the royalty deduction on deep drilling for natural gas by 15% and extending the program to include horizontal wells drilled to depths of between 1,900 and 2,300 metres. Wells spud between September 1, 2009 and June 30, 2010 may qualify for both the Royalty Relief Program and the Deep Royalty Credit Program but will only receive the benefits of one program at a time. An additional $50 million was also allocated to be distributed through the Infrastructure Royalty Credit Program to stimulate investment in oilfield-related road and pipeline construction.

Approximately ten percent of our Company Interest production forecast for 2011 is in the Province of British Columbia on Crown lands.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the type and vintage of oil, the quantity of oil produced in a month, the value of the oil produced and specified adjustment factors determined monthly by the provincial government. For Crown royalty and freehold production tax purposes, conventional oil is classified as “heavy oil”, “southwest designated oil” or “non-heavy oil other than southwest designated oil”. The conventional royalty and production tax classifications (“fourth tier oil”, “third tier oil”, “new oil” and “old oil”) depend on the finished drilling date of a well and are applied to each of the three crude oil types slightly differently. Heavy oil is classified as third tier oil (having a finished drilling date on or after January 1, 1994 and before October 1, 2004), fourth tier oil (having a finished drilling date on or after October 1, 2002) or new oil (not classified as either third tier oil or fourth tier oil). Southwest designated oil uses the same definitions of third and fourth tier oil but new oil is defined as conventional oil produced from a horizontal well having a finished drilling date on or after February 9, 1998 and before October 1, 2002. For non-heavy oil other than southwest designated oil, the same classification is used but new oil is defined as conventional oil produced from a vertical well completed after 1973 and having a finished drilling date prior to 1994, whereas old oil is defined as conventional oil not classified as third or fourth tier oil or new oil.

Base prices are used to establish lower limits in the price-sensitive royalty structure for conventional oil. Where average wellhead prices are below the established base prices of $100 per m3 for third and fourth tier oil and $50 per m3 for new oil and old oil, base royalty rates are applied. Base royalty rates are 5% for all fourth tier oil, 10% for heavy oil that is third tier oil or new oil, 12.5% for southwest designated oil that is third tier oil or new oil, 15% for non-heavy oil other than southwest designated oil that is third tier or new oil, and 20% for old oil. Where average wellhead prices are above base prices, marginal royalty rates are applied to the proportion of production that is above the base oil price. Marginal royalty rates are 30% for all fourth tier oil, 25% for heavy oil that is third tier oil or new oil, 35% for southwest designated oil that is third tier oil or new oil, 35% for non-heavy oil other than southwest designated oil that is third tier or new oil, and 45% for old oil.

The amount payable as a royalty in respect of natural gas production is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas, and the vintage of the natural gas. Like conventional oil, natural gas may be classified as “non-associated gas” or “associated gas” and royalty rates are determined according to the finished drilling date of the respective well. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. Non-associated gas is classified as new gas (having a finished drilling date before February 9, 1998 with a first production date on or after October 1, 1976), third tier gas (having a finished drilling date on or after February 9, 1998 and before October 1, 2002), fourth tier gas (having a finished drilling date on or after October 1, 2002) and old gas (not classified as either third tier, fourth tier or new gas). A similar classification is used for associated gas except that the classification of old gas is not used, the definition of fourth tier gas also includes production from oil wells with a finished drilling date prior to October 1, 2002, where the individual oil well has a gas-oil production ratio in any month of more than 3,500 m3 of gas for every m3 of oil, and new gas is defined as oil produced from a well with a finished drilling date before February 9, 1998 that received special approval, prior to October 1, 2002, to produce oil and gas concurrently without gas-oil ratio penalties.

On December 9, 2010, the Government of Saskatchewan enacted the Freehold Oil and Gas Production Tax Act, 2010 which replaces the existing Freehold Oil and Gas Production Tax Act and is intended to facilitate more efficient payment of freehold production taxes by industry. No regulations have been passed with respect to the calculation of freehold production taxes under the new Act.

As with conventional oil production, base prices are used to establish lower limits in the price-sensitive royalty structure for natural gas. Where average field-gate prices are below the established base prices of $50 per thousand m3 for third and fourth tier gas and $35 per thousand m3 for new gas and old gas, base royalty rates are applied. Base royalty rates are 5% for all fourth tier gas, 15% for third tier or new gas, and 20% for old gas. Where average well-head prices are above base prices, marginal royalty rates are applied to the proportion of production that is above the base gas price. Marginal royalty rates are 30% for all fourth tier gas, 35% for third tier and new gas, and 45% for old gas.

The Government of Saskatchewan currently provides a number of targeted incentive programs. These include both royalty reduction and incentive volume programs, including the following:

•

Royalty/Tax Incentive Volumes for Vertical Oil Wells Drilled on or after October 1, 2002 providing reduced Crown royalty and freehold tax rates on incentive volumes of 8,000 m3 for deep development vertical oil wells, 4,000 m3 for non-deep exploratory vertical oil wells and 16,000 m3 for deep exploratory vertical oil wells (more than 1,700 metres or within certain formations);

•

Royalty/Tax Incentive Volumes for Exploratory Gas Wells Drilled on or after October 1, 2002 providing reduced Crown royalty and freehold tax rates on incentive volumes of 25,000,000 m3 for qualifying exploratory gas wells;

•

Royalty/Tax Incentive Volumes for Horizontal Oil Wells Drilled on or after October 1, 2002 providing reduced Crown royalty and freehold tax rates on incentive volumes of 6,000 m3 for non-deep horizontal oil wells and 16,000 m3 for deep horizontal oil wells (more than 1,700 metres or within certain formations);

•

Royalty/Tax Regime for Incremental Oil Produced from New or Expanded Waterflood Projects Implemented on or after October 1, 2002 treating incremental production from waterflood projects as fourth tier oil for the purposes of royalty calculation;

•

Royalty/Tax Regime for Enhanced Oil Recovery Projects (Excluding Waterflood Projects) Commencing prior to April 1, 2005 providing Crown royalty and freehold tax determinations based in part on the profitability of enhanced recovery projects pre- and post-payout; and

•

Royalty/Tax Regime for Enhanced Oil Recovery Projects (Excluding Waterflood Projects) Commencing on or after April 1, 2005 providing a Crown royalty of 1% of gross revenues on enhanced oil recovery projects pre-payout and 20% post-payout and a freehold production tax of 0% on operating income from enhanced oil recovery projects pre-payout and 8% post-payout.

In 1975, the Government of Saskatchewan introduced a Royalty Tax Rebate (“RTR”) as a response to the Government of Canada disallowing crown royalties and similar taxes as a deductible business expense for income tax purposes. As of January 1, 2007, the remaining balance of any unused RTR will be limited in its carry forward to seven years since the Government of Canada’s initiative to reintroduce the full deduction of provincial resource royalties from federal and provincial taxable income. Saskatchewan’s RTR will be wound down as a result of the Government of Canada’s plan to reintroduce full deductibility of provincial resource royalties for corporate income tax purposes.

Approximately seven percent of our Company Interest production forecast for 2011 is in the Province of Saskatchewan.

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

Approximately five percent of our Company Interest production forecast for 2011 is in the Province of Nova Scotia.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Each of the provinces of Alberta, British Columbia and Saskatchewan has implemented legislation providing for the reversion to the Crown of mineral rights to deep, non-productive geological formations at the conclusion of the primary term of a lease or license. On March 29, 2007, British Columbia’s policy of deep rights reversion was expanded for new leases to provide for the reversion of both shallow and deep formations that cannot be shown to be capable of production at the end of their primary term.

In Alberta, the NRF includes a policy of “shallow rights reversion” which provides for the reversion to the Crown of mineral rights to shallow, non-productive geological formations for all leases and licenses. For leases and licenses issued subsequent to January 1, 2009, shallow rights reversion will be applied at the conclusion of the primary term of the lease or license. Holders of leases or licences that have been continued indefinitely prior to January 1, 2009 will receive a notice regarding the reversion of the shallow rights, which will be implemented three years from the date of the notice. The order in which these agreements will receive the reversion notice will depend on their vintage and location, with the older leases and licenses receiving reversion notices first beginning in January 2011. Leases and licences that were granted prior to January 1, 2009 but continued after that date will not be subject to shallow rights reversion until they reach the end of their primary term and are continued (at which time deep rights reversion will be applied);

thereafter, the holders of such agreements will be served with shallow rights reversion notices based on vintage and location similar to leases and licences that were already continued as of January 1, 2009.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation, all of which is subject to government review and revision from time to time. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations, such as sulphur dioxide and nitrous oxide. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

In December, 2008, the Government of Alberta released a new land use policy for surface land in Alberta, the Alberta Land Use Framework (the “ALUF”). The ALUF sets out an approach to manage public and private land use and natural resource development in a manner that is consistent with the long-term economic, environmental and social goals of the province. It calls for the development of region-specific land use plans in order to manage the combined impacts of existing and future land use within a specific region and the incorporation of a cumulative effects management approach into such plans. The Alberta Land Stewardship Act (the “ALSA”) was proclaimed in force in Alberta on October 1, 2009, providing the legislative authority for the Government of Alberta to implement the policies contained in the ALUF. Regional plans established pursuant to the ALSA are deemed to be legislative instruments equivalent to regulations and are binding on the Government of Alberta and provincial regulators, including those governing the oil and gas industry. In the event of a conflict or inconsistency between a regional plan and another regulation, regulatory instrument or statutory consent, the regional plan will prevail. Further, the ALSA requires local governments, provincial departments, agencies and administrative bodies or tribunals to review their regulatory instruments and make any appropriate changes to ensure that they comply with an adopted regional plan. The ALSA also contemplates the amendment or extinguishment of previously issued statutory consents such as regulatory permits, licenses, approvals and authorizations in order for the purpose of achieving or maintaining an objective or policy resulting from the implementation of a regional plan. Among the measures to support the goals of the regional plans contained in the ALSA are conservation easements, which can be granted for the protection, conservation and enhancement of land; and conservation directives, which are explicit declarations contained in a regional plan to set aside specified lands in order to protect, conserve, manage and enhance the environment. Although no regional plans have been established under the ALSA, the planning process is underway for the Lower Athabasca Region (which contains the majority of oil sands development) and the South Saskatchewan Region. While the potential impact of the regional plans established under the ALSA cannot yet be determined, it is clear that such regional plans may have a significant impact on land use in Alberta and may affect the oil and gas industry.

Climate Change Regulation

Federal

In December 2002, the Government of Canada ratified the Kyoto Protocol (“Kyoto Protocol”), which requires a reduction in greenhouse gas (“GHG”) emissions by signatory countries between 2008 and 2012. The Kyoto Protocol officially came into force on February 16, 2005 and commits Canada to reduce its greenhouse gas emissions levels to 6% below 1990 “business-as-usual” levels by 2012.

On February 14, 2007, the House of Commons passed Bill C-288, An Act to ensure Canada meets its global climate change obligations under the Kyoto Protocol. The resulting Kyoto Protocol Implementation Act came into force on June 22, 2007. Its stated purpose is to “ensure that Canada takes effective and timely action to meet its obligations under the Kyoto Protocol and help address the problem of global climate change.” It requires the federal Minister of the Environment to, among other things, produce an annual climate change plan detailing the measures to be taken to ensure Canada meets its obligations under the Kyoto Protocol. It also authorizes the establishment of regulations respecting matters such as emissions limits, monitoring, trading and enforcement.

On April 26, 2007, the Government of Canada released “Turning the Corner: An Action Plan to Reduce Greenhouse Gases and Air Pollution” (the “Action Plan”) which set forth a plan for regulations to address both greenhouse gases and air pollution. An update to the Action Plan, “Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions” was released on March 10, 2008 (the “Updated Action Plan”). The Updated Action Plan outlines emissions intensity-based targets which will be applied to regulated sectors on either a facility-specific, sector-wide or company-by-company basis. Facility-specific targets apply to the upstream oil and gas, oil sands, petroleum refining and natural gas pipelines sectors. Unless a minimum regulatory threshold applies, all facilities within a regulated sector will be subject to the emissions intensity targets.

The Updated Action Plan makes a distinction between “Existing Facilities” and “New Facilities”. For Existing Facilities, the Updated Action Plan requires an emissions intensity reduction of 18% below 2006 levels by 2010 followed by a continuous annual emissions intensity improvement of 2%. “New Facilities” are defined as facilities beginning operations in 2004 or later and include both greenfield facilities and major facility expansions that (i) result in a 25% or greater increase in a facility’s physical capacity, or (ii) involve significant changes to the processes of the facility. New Facilities will be given a 3-year grace period during which no emissions intensity reductions will be required. Targets requiring an annual 2% emissions intensity reduction will begin to apply in the fourth year of commercial operation of a New Facility. Further, emissions intensity targets for New Facilities will be based on a cleaner fuel standard to encourage continuous emissions intensity reductions over time. The method of applying this cleaner fuel standard has not yet been determined. In addition, the Updated Action Plan indicates that targets for the adoption of carbon capture and storage (“CCS”) technologies will be developed for oil sands in-situ facilities, upgraders and coal-fired power generators that begin operations in 2012 or later. These targets will become operational in 2018, although the exact nature of the targets has not yet been determined.

Given the large number of small facilities within the upstream oil and gas and natural gas pipeline sectors, facilities within these sectors will only be subject to emissions intensity targets if they meet certain minimum emissions thresholds. That threshold will be (i) 50,000 tonnes of CO2 equivalent per facility per year for natural gas pipelines; (ii) 3,000 tonnes of CO2 equivalent per facility per year for the upstream oil and gas facility; and (iii) 10,000 boepd per company. These regulatory thresholds are significantly lower than the regulatory threshold in force in Alberta, discussed below. In all other sectors governed by the Updated Action Plan, all facilities will be subject to regulation.

Four separate compliance mechanisms are provided for in the Updated Action Plan in respect of the above targets: Regulated entities will be able to use Technology Fund contributions to meet their emissions intensity targets. The contribution rate for Technology Fund contributions will increase over time, beginning at $15 tonnes per CO2 equivalent for the 2010-12 period, rising to $20 in 2013, and thereafter increasing at the nominal rate of GDP growth. Maximum contribution limits will also decline from 70% in 2010 to 0% in 2018. Monies raised through contributions to the Technology Fund will be used to invest in technology to reduce greenhouse gas emissions. Alternatively, regulated entities may be able to receive credits for investing in large-scale and transformative projects at the same contribution rate and under similar requirements as described above.

The offset system is intended to encourage emissions reductions from activities outside of the regulated sphere, allowing non-regulated entities to participate in and benefit from emissions reduction activities. In order to generate offset credits, project proponents must propose and receive approval for emissions reduction activities that will be verified before offset credits will be issued to the project proponent. Those credits can then be sold to regulated entities for use in compliance or non-regulated purchasers that wish to either purchase the offset credits for cancellation or banking for future use or sale.

Under the Updated Action Plan, regulated entities will also be able to purchase credits created through the Clean Development Mechanism of the Kyoto Protocol which facilitates investment by developed nations in emissions-reduction projects in developing countries. The purchase of such Emissions Reduction Credits will be restricted to 10% of each firm’s regulatory obligation, with the added restriction that credits generated through forest sink projects will not be available for use in complying with the Canadian regulations.

Finally, a one-time credit of up to 15 million tonnes worth of emissions credits will be awarded to regulated entities for emissions reduction activities undertaken between 1992 and 2006. These credits will be both tradable and bankable.

The United Nations Framework Convention on Climate Change is working towards establishing a successor to the Kyoto Protocol. From December 7 to 18, 2009, a meeting between government leaders and representatives from approximately 170 countries in Copenhagen, Denmark (the “Copenhagen Conference”) resulted in the Copenhagen Accord, which reinforces the commitment to reducing GHG emissions contained in the Kyoto Protocol and promises funding to help developing countries mitigate and adapt to climate change. From November 29 to December 10, 2010, a meeting between representatives from approximately 190 countries in Cancun, Mexico resulted in the Cancun Agreements, in which developed countries committed to additional measures to help developing countries deal with climate change. Unlike the Kyoto Protocol, however, neither the Copenhagen Accord nor the Cancun Agreements establish binding GHG emissions reduction targets.

In response to the Copenhagen Accord, the Government of Canada indicated on January 29, 2010 that it will seek to achieve a 17% reduction in greenhouse gas emissions from 2005 levels by 2020. This goal is similar to the goal expressed in previous policy documents which were discussed above.

Although draft regulations for the implementation of the Updated Action Plan were intended to be published in the fall of 2008 and become binding on January 1, 2010, no such regulations have been proposed to date. Further, representatives the Government of Canada have indicated that the proposals contained in the Updated Action Plan will be modified to ensure consistency with the direction ultimately taken by the United States with respect to greenhouse gas emissions regulation. As a result, it is unclear to what extent, if any, the proposals contained in the Updated Action Plan will be implemented.

On December 23, 2010, the United States Environmental Protection Agency indicated its intention to impose greenhouse gas emissions standards for fossil fuel-fired power plants by July, 2011 and for refineries by December, 2011.

Alberta

Alberta enacted the Climate Change and Emissions Management Act (the “CCEMA”) on December 4, 2003, amending it through the Climate Change and Emissions Management Amendment Act which received royal assent on November 4, 2008. The CCEMA is based on an emissions intensity approach similar to the Updated Action Plan and aims for a 50% reduction from 1990 emissions relative to GDP by 2020.

Alberta facilities emitting more than 100,000 tonnes of greenhouse gases a year are subject to compliance with the CCEMA. Similarly to the Updated Action Plan, the CCEMA and the associated Specified Gas Emitters Regulation make a distinction between “Established Facilities” and “New Facilities”. Established Facilities are defined as facilities that completed their first year of commercial operation prior to January 1, 2000 or that have completed eight or more years of commercial operation. Established Facilities are required to reduce their emissions intensity to 88% of their baseline for 2008 and subsequent years, with their baseline being established by the average of the ratio of the total annual emissions to production for the years 2003 to 2005. New Facilities are defined as facilities that completed their first year of commercial operation on December 31, 2000, or a subsequent year, and have completed less than eight years of commercial operation, or are designated as New Facilities in accordance with the Specified Gas Emitters Regulation. New Facilities are required to reduce their emissions intensity by 2% from baseline in the fourth year of commercial operation, 4% of baseline in the fifth year, 6% of baseline in the sixth year, 8% of baseline in the seventh year and 10% of baseline in the eighth year. Unlike the Updated Action Plan, the CCEMA does not contain any provision for continuous annual improvements in emissions intensity reductions beyond those stated above.

Under CCEMA, greenhouse gas emission limits apply once a facility has direct greenhouse gas emissions in a year of 100,000 tonnes CO2 equivalent or more. We currently have two facilities that meet this threshold. Under CCEMA, any facility coming into commercial production after 2000 will be considered a new facility and will be required to reduce its emission intensity (e.g. tonnes of greenhouse gas emitted per unit of production) by 2 percent per year beginning in its fourth year of commercial operation, up to an aggregate 12 percent reduction from the emissions intensity level of its third year of commercial operation.

The CCEMA contains similar compliance mechanisms to those in the Updated Action Plan. Regulated emitters can meet their emissions intensity targets by contributing to the Climate Change and Emissions Management Fund (the “Fund”) at a rate of $15 per tonne of CO2 equivalent. Unlike the Updated Action Plan, CCEMA contains no provisions for an increase to this contribution rate. Emissions credits can be purchased from regulated emitters that have reduced their emissions below the 100,000 tonne threshold or non-regulated emitters that have generated emissions offsets through activities that result in emissions reductions in accordance with established protocols published by the Government of Alberta. Unlike the Updated Action Plan, the CCEMA does not contemplate a linkage to external compliance mechanisms such as the Kyoto Protocol’s Clean Development Mechanism.

On December 2, 2010, the Government of Alberta passed the Carbon Capture and Storage Statutes Amendment Act, 2010, which deemed the pore space underlying all land in Alberta to be, and to have always been, the property of the Crown and provided for the assumption of long-term liability for carbon sequestration projects by the Crown, subject to the satisfaction of certain conditions.

The Alberta government is expected to raise the price of fund credits and increase the required reductions in greenhouse gas emissions intensity to unspecified levels. In addition, Alberta facilities must currently report emissions of industrial air pollutants and comply with obligations imposed in permits and under environmental regulations. Under the Alberta regulations, if the emissions remain at current levels, we would be required to purchase “off-setting” credits in 2010 of up to $300,000 from Alberta Environment. In 2010, our Olds Gas Plant and Judy Creek Gas Conservation Plant did not need to purchase “off-setting” credits as we had a surplus of carbon credits.

British Columbia

In February, 2008, British Columbia announced a revenue-neutral carbon tax that took effect July 1, 2008. The tax is consumption-based and applied at the time of retail sale or consumption of virtually all fossil fuels purchased or used in British Columbia. The initial level of the tax was set at $10 per tonne of CO2 equivalent and rose to $15 per tonne of CO2 equivalent on July 1, 2009 and $20 per tonne of CO2 equivalent on July 1, 2010. It is scheduled to further increase at a rate of $5 per tonne of CO2 equivalent on July 1 of every year until it reaches $30 per tonne of CO2 equivalent on July 31, 2012. In order to make the tax revenue-neutral, British Columbia has implemented tax credits and reductions in order to offset the tax revenues that the Government of British Columbia would otherwise receive from the tax.

On April 3, 2008, British Columbia introduced the Greenhouse Gas Reduction (Cap and Trade) Act (the “Cap and Trade Act”) which received royal assent on May 29, 2008 and will come into force by regulation of the Lieutenant Governor in Council. Unlike the emissions intensity approach taken by the federal government and the Government of Alberta, the Cap and Trade Act establishes an absolute cap on greenhouse gas emissions. It is expected that greenhouse gas emissions restrictions will be applied to facilities emitting more than 25,000 tonnes of CO2 equivalent per year, which will be required to meet established targets through a combination of emissions allowances issued by the Government of British Columbia and the purchase of emissions offsets generated through activities that result in a reduction in greenhouse gas emissions. Although more specific details of British Columbia’s cap and trade plan have not yet been finalized, on January 1, 2010, new reporting regulations came into force requiring all British Columbia facilities emitting over 10,000 tonnes of CO2 equivalent per year to begin reporting their emissions. Facilities reporting emissions greater than 25,000 tonnes of CO2 equivalent per year are required to have their emissions reports verified by a third party.

We do not currently have any facilities that emit over 10,000 tonnes of CO2 but we do trigger the Linear Facility definition as we conduct oil and gas extraction and gas processing activities in British Columbia that cumulatively exceed the threshold. As a result, we are required to report our emissions; however, there are no reduction targets proposed for the 2010 reporting year.

Saskatchewan

On May 11, 2009, the Government of Saskatchewan announced The Management and Reduction of Greenhouse Gases Act (the “MRGGA”) to regulate greenhouse gas emissions in the province. The MRGGA received Royal Assent on May 20, 2010 and will come into force upon proclamation. Regulations under MRGGA have also yet to be proclaimed, but draft versions indicate that Saskatchewan will adopt the goal of a 20% reduction in greenhouse gas emissions from 2006 levels by 2020 and permit the use of pre-certified investment credits, early action credits and emissions offsets in compliance similar to both the federal and Alberta climate change initiatives. It remains unclear whether the scheme implemented by the MRGGA will be based on emissions intensity or an absolute cap on emissions. At this time this proposed regulation is not expected to have any significant impacts on us or our operations.

Nova Scotia

The Province of Nova Scotia has set a goal of lowering greenhouse gas emissions by 10 percent below 1990 levels by 2020 and has implemented the Environmental Goals and Sustainable Prosperity Act. The Crown must report annually the amount of reductions achieved in the Province but there is no mechanism for measuring compliance nor are there any consequences for failing to meet the goal.

General Discussion

As present, we are not paying any direct costs. However, the direct and indirect costs of the various greenhouse gas regulations, existing and proposed, may adversely affect our business, operations and financial results. Equipment that meets future emission standards may not be available on an economic basis and other compliance methods to reduce our emissions or emissions intensity to future required levels may significantly increase operating costs or reduce the output of the projects. Offset, performance or fund credits may not be available for acquisition or may not be available on an economic basis. Any failure to meet emission reduction compliance obligations requirements may materially adversely affect our business and result in fines, penalties and the suspension of operations. There is also a risk that one or more levels of government could impose additional emissions or emissions intensity reduction requirements or taxes on emissions created by us or by consumers of our products. The imposition of such measures might negatively affect our costs and prices for our products and have an adverse effect on earnings and results of operations.

RISK FACTORS

If any of the following risks occur, our production, revenues and financial condition could be materially impaired, with a resulting decrease in dividends on, and the market price of, our Common Shares. As a result, the trading price of our Common Shares could decline, and you could lose all or part of your investment. Additional risks are described under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2010.

Changes in market-based factors may adversely affect the trading price of the Common Shares.

The market price of our Common Shares is sensitive to a variety of market based factors including, but not limited to, interest rates, foreign exchange rates and the comparability of the Common Shares to other yield-oriented securities. Any changes in these market-based factors may adversely affect the trading price of the Common Shares.

Low oil and natural gas prices could have a material adverse effect on our results of operations and financial condition, which, in turn, could negatively affect the amount of dividends to our Shareholders and the market price of the Common Shares.

The monthly dividends we pay to our Shareholders and the market price of the Common Shares depend, in part, on the prices we receive for our oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. While oil prices are set in a much broader global market, natural gas prices are largely dependent on North American economies. Additional factors include:

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

Declines in oil or natural gas prices could have an adverse effect on our operations, financial condition and proved reserves and ultimately on the market price of the Common Shares and our ability to pay dividends to our Shareholders.

The amount of future dividends, if any, may vary.

The amount of future cash dividends, if any, will be subject to the discretion of our board of directors and may vary depending on a variety of factors, forecasts and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the ABCA for the declaration and payment of dividends. Depending on these and various other factors, many of which will be beyond the control of our board of directors and management team, we will change our dividend policy from time to time as circumstances warrant and as a result, future cash dividends could be reduced or suspended entirely. The market value of the Common Shares may deteriorate if we reduce or suspend the amount of the cash dividends that we pay in the future and such deterioration may be material. Furthermore, the future treatment of dividends for tax purposes will be subject to the nature and composition of our dividends and potential legislative and regulatory changes.

Dividends may be reduced during periods of lower operating cash flow, which result from lower commodity prices and the decision by us to make capital expenditures using cash flow. A reduction in dividends could also negatively affect the market price of the Common Shares.

Production and development costs incurred with respect to properties, including power costs and the costs of injection fluids associated with tertiary recovery operations, reduce the income that we receive and, consequently, the amounts we can distribute to our Shareholders.

The timing and amount of capital expenditures will directly affect the amount of income available for dividends to our Shareholders. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are planned. To the extent that external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, our ability to make the necessary capital investments to maintain or expand oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions, the cash we receive will be reduced, resulting in reductions to the amount of cash we are able to distribute to our Shareholders. A reduction in the amount of cash distributed to Shareholders may negatively affect the market price of the Common Shares.

Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the Common Shares and dividends to our Shareholders.

The value of the Common Shares will depend upon, among other things, our reserves. In making strategic decisions, we rely upon reports prepared by our independent reserve engineers and our own internal estimates. Estimating future production and reserves is inherently uncertain. Ultimately, actual production, revenues and expenditures for the underlying properties will vary from estimates and those variations could be material. Changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our Common Shares. The reserve and cash flow information contained herein represent estimates only. Petroleum engineers consider many factors and make assumptions in estimating reserves.

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

If any of these factors and assumptions prove to be inaccurate, our actual results may vary materially from our reserve estimates. Many of these factors are subject to change and are beyond our control. In particular, changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our Common Shares. In addition, all such assessments involve a measure of geological and engineering uncertainty that could result in lower production and reserves than anticipated. A portion of our reserves are classified as “undeveloped” and are subject to greater uncertainty than reserves classified as “developed”.

In accordance with normal industry practices, we engage independent petroleum engineers to conduct a detailed engineering evaluation of our oil and gas properties for the purpose of estimating our reserves as part of our year end reporting process. As a result of that evaluation, we may increase or decrease the estimates of our reserves. We do not consider an increase or decrease in the estimates of our reserves in the range of up to five percent to be material or inconsistent with normal industry practice. Any significant reduction to the estimates of our reserves resulting from any such evaluation could have a material adverse effect on the value of our Common Shares.

If we are unable to acquire or develop additional reserves, the value of the Common Shares and dividends to our Shareholders may decline.

Our future oil and natural gas reserves and production, and therefore our cash flow, will depend upon our success in acquiring and/or developing additional reserves. If we fail to add reserves by acquiring or developing them, our reserves and production will decline over time as current reserves are produced. When oil and gas from our properties can no longer be economically produced and marketed, our Common Shares will have no value unless additional reserves have been acquired or developed. If we are not able to raise capital on favourable terms, we may not be able to add to or maintain our reserves. If we use our cash flow to acquire or develop reserves, we will reduce our cash available to be distributed to Shareholders. There is strong competition in all aspects of the oil and gas industry, including reserve acquisitions. We will actively compete for reserve acquisitions and skilled industry personnel with other oil and gas companies and organizations. However, we cannot assure you that we will be successful in acquiring additional reserves on terms that meet our objectives.

Future oil and natural gas exploration may involve unprofitable efforts, not only from unsuccessful wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions.

Uncertainty in domestic and international credit markets could materially affect our ability to access sufficient capital for our capital expenditures and acquisitions and, as a result, may have a material adverse effect on our ability to execute our business strategy and on our financial condition. There can be no assurance that financing will be available or sufficient to meet these requirements or for other corporate purposes or, if financing is available, that it will be on terms appropriate and acceptable to us. Should the lack of financing and uncertainty in the capital markets adversely impact our ability to refinance debt, additional equity may be issued resulting in a dilutive effect on current and future Shareholders.

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

Our operation of oil and natural gas wells could subject us to potential environmental claims and liabilities, which will be funded out of our cash flow and will reduce cash flow otherwise available for dividend to Shareholders.

The oil and natural gas industry is subject to extensive environmental regulation, which imposes restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, Canadian legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of this or other legislation may result in fines or the issuance of a clean-up order. Ongoing environmental obligations will be funded out of our cash flow and could therefore reduce the cash available to be distributed to our Shareholders.

We may be unable to successfully compete with other industry participants, which could negatively affect the market price of the Common Shares and dividends to our Shareholders.

There is strong competition in all aspects of the oil and gas industry. We will actively compete for capital, skilled personnel, undeveloped lands, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market oil and other products on a world-wide basis and, as such, have greater technical, financial and operational resources than us.

Incorrect assessments of value at the time of acquisitions could adversely affect the value of our Common Shares and dividends to our Shareholders.

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

Our indebtedness may limit the amount of dividends that we are able to pay our Shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our Shareholders.

We are indebted under our credit facility and the Notes. Certain covenants in the agreements with our lenders and with respect to the Notes may limit the amount of dividends paid to Shareholders. Variations in interest rates, exchange rates and scheduled principal repayments could result in significant changes in the amount we are required to apply to the service of our outstanding indebtedness. If we become unable to pay our debt service charges or otherwise cause an event of default to occur, our lenders may foreclose on, or sell, our properties. The net proceeds of any such sale will be allocated firstly to the repayment of our lenders and other creditors and only the remainder, if any, would be payable to Shareholders. In addition, we may not be able to refinance some or all of these debt obligations through the issuance of new debt obligations on the same terms, and we may be required to refinance through the issuance of new debt obligations on less favourable terms or through the issuance of additional securities or through other means. In any such event, the amount of cash available for dividend may be diluted or adversely impacted and such dilution or impact may be significant.

A decline in our ability to market our oil and natural gas production could have a material adverse effect on production levels or on the price received for production, which, in turn, could reduce dividends to our Shareholders and affect the market price of the Common Shares.

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

The operation of a portion of our properties is largely dependent on the ability of third party operators, and harm to their business could cause delays and additional expenses in our receiving revenues, which could negatively affect the market price of the Common Shares and dividends to our Shareholders.

The continuing production from a property, and to some extent the marketing of production, is dependent upon the ability of the operators of our properties. Approximately 37 percent of our properties are operated by third parties, based on daily production. If, in situations where we are not the operator, the operator fails to perform these functions properly or becomes insolvent, revenues may be reduced. Revenues from production generally flow through the operator and, where we are not the operator; there is a risk of delay and additional expense in receiving such revenues.

The operation of the wells located on properties not operated by us are generally governed by operating agreements which typically require the operator to conduct operations in a good and workman-like manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or wilful misconduct. In addition, third-party operators are generally not fiduciaries with respect to us or our Shareholders. As owner of working interests in properties not operated by us, we will generally have a cause of action for damages arising from a breach of the operator’s duty. Although not established by definitive legal precedent, it is unlikely that we or our Shareholders would be entitled to bring suit against third party operators to enforce the terms of the operating agreements. Therefore, our Shareholders will be dependent upon us, as owner of the working interest, to enforce such rights.

Our dividends and the market price of the Common Shares could be adversely affected by unforeseen title defects, which could reduce dividends to our Shareholders.

Although title reviews are conducted prior to any purchase of significant resource assets, such reviews cannot guarantee that an unforeseen defect in the chain of title will not arise to defeat our title to certain assets. Such defects could reduce the amount of cash flow, possibly resulting in lower dividends to our Shareholders which could result in a lower market price of the Common Shares.

Fluctuations in foreign currency exchange rates could adversely affect our business, the market price of the Common Shares and dividends to our Shareholders.

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

We may incur material costs as a result of compliance with health, safety and environmental laws and regulations which could negatively affect our financial condition and, therefore, reduce dividends to our Shareholders and decrease the market price of the Common Shares.

Compliance with environmental laws and regulations could materially increase our costs. We may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with legislation and regulations to reduce emissions of greenhouse gases into the air.

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

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that IFRS will replace Canadian GAAP in 2011 for Canadian publicly accountable enterprises. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences that must be evaluated. The implementation of IFRS may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility. At this time, we cannot reasonably quantify the full impact that adopting IFRS will have on our financial position and future results. For information regarding the impact that IFRS will have on our accounting policies and financial statements, see “International Financial Reporting Standards (IFRS)” in the Annual MD&A and the Third Quarter MD&A, which documents are incorporated by reference herein.

The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

We are an Alberta corporation. We have our principal places of business in Canada. All of our directors and officers are residents of Canada and all or a substantial portion of our assets and of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to affect service of process within the United States upon us or such persons or to realize in the United States upon judgments of courts of the United States predicated upon civil remedies under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts:

•

will enforce judgments of United States courts obtained in actions against us or such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States; or

•	will enforce, in original actions, liabilities against us or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.

Future acquisitions may result in substantial future dilution of your Common Shares.

One of our objectives is to continually add to our reserves through acquisitions and through development. Our success is, in part, dependent on our ability to raise capital from time to time. Shareholders may also suffer dilution in connection with future issuances of Common Shares.

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

The documents incorporated by reference herein may include estimates of proved, proved plus probable and possible reserves, as well as resources. The SEC permits, but does not require, the inclusion of estimates of probable and possible reserves in filings made with it by United States oil and gas companies. The SEC does not permit the inclusion of estimates of resources in reports filed with it by United States companies.

Shareholders who are United States persons face certain income tax risks.

The United States federal income tax risks related to owning and disposing of our Common Shares include the following:

•

A non-United States entity treated as a corporation for United States federal income tax purposes will be a passive foreign investment company (“PFIC”) if it generates primarily passive income or the greater part of its assets generate, or are held for the production of, passive income. We are currently not a PFIC although no assurance can be given that we will not be a PFIC in 2011 or thereafter. If we were classified as a PFIC, for any year during which a United States Shareholder owns Common Shares, such United States Shareholder would generally be subject to special adverse rules including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends. Certain elections may be available to a United States Shareholders if we were classified as a PFIC to alleviate these adverse tax consequences.

Changes in government regulations that affect the crude oil and natural gas industry could adversely affect us and reduce our dividends to our Shareholders.

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

Government regulations may change from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas or increase our costs, either of which would have a material adverse impact on us.

Terrorist attacks and the threat of terrorist attacks may have an adverse impact on us.

Energy sector participants, including us, are a potential target for terrorists. The possibility that infrastructure facilities may be direct targets of, or indirect casualties of, an act of terror and the implementation of security measures as a precaution against possible terrorist attacks may result in increased cost to our business.

Delays in business operations could adversely affect dividends to Shareholders and the market price of the Common Shares.

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

Any of these delays could reduce the amount of cash available for dividend to Shareholders in a given period and expose us to additional third party credit risks.

Changes in market-based factors may adversely affect the trading price of the Common Shares.

The market price of our Common Shares is sensitive to a variety of market based factors including, but not limited to, interest rates, foreign exchange rates and the comparability of the Common Shares to other yield-oriented securities. Any changes in these market-based factors may adversely affect the trading price of the Common Shares.

The industry in which we operate exposes us to potential liabilities that may not be covered by insurance.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, we may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to us. In accordance with industry practice, we are not fully insured against all of these risks, nor are all such risks insurable. Although we maintain liability insurance in an amount that we consider consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event we could incur significant costs. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on our business, financial condition, results of operations and prospects. While we have both safety and environmental policies in place to protect our operators and employees and to meet regulatory requirements in areas where we operate, any costs incurred to repair damages or pay liabilities would reduce the funds available for dividend to the Shareholders.

If there are delays in our projects, this may delay our expected revenues from operations.

We manage a variety of small and large projects in the conduct of our business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

•	the availability of processing capacity;

•	the availability and proximity of pipeline capacity;

•	the availability of storage capacity;

•	the supply of and demand for oil and natural gas;

•	the availability of alternative fuel sources;

•	the effects of inclement weather;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	changes in regulations;

•	the availability and productivity of skilled labour; and

•	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, we could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that we produce.

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls.

Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain of our directors are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions.

Certain of our directors are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Our success depends in large measure on certain key personnel.

The loss of the services of key personnel may have a material adverse effect on our business, financial condition, results of operations and prospects. The contributions of the existing management team to our immediate and near term operations are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that we will be able to continue to attract and retain all personnel necessary for the development and operation of our business.

MARKET FOR SECURITIES

Prior to January 3, 2011 the Trust Units were listed on the NYSE under the symbol and “PGH” and prior to January 10, 2011 the Trust Units were listed on the TSX under the symbol “PGF.UN”. Our outstanding Common Shares have been listed and posted for trading on the NYSE under the symbol “PGH” since January 3, 2011 and on the TSX under the symbol “PGF” since January 10, 2011. The following tables set forth certain trading information for the Trust Units in 2010 as reported by the TSX and the NYSE.

	TSX
Trust Units 2010	($) High	($) Low	Volume
January	11.30	10.15	10,678,116
February	11.32	10.62	7,302,202
March	11.96	11.02	15,393,052
April	12.00	11.14	10,886,992
May	11.72	8.50	11,436,919
June	10.42	8.73	11,713,736
July	10.43	9.40	19,638,174
August	10.36	9.86	11,806,987
September	11.44	10.32	18,338,028
October	12.28	11.29	13,490,790
November	13.33	11.84	41,295,117
December	13.38	12.76	15,683,440

	NYSE
Trust Units 2010	(US$) High	(US$) Low	Volume
January	10.92	9.72	7,355,078
February	10.73	10.04	5,869,870
March	11.78	10.51	6,912,854
April	11.97	10.97	7,986,861
May	11.60	8.61	11,451,681
June	10.27	8.97	6,620,949
July	10.03	8.85	6,969,592
August	9.98	9.25	5,349,184
September	11.10	9.82	7,834,570
October	11.99	11.02	6,057,204
November	10.92	9.72	7,355,078
December	10.73	10.04	5,869,870

DIRECTORS AND OFFICERS

The name, jurisdiction of residence, position held and principal occupation for the previous five years of each of our directors and officers are set out below:

Name and Jurisdiction of Residence	Position with Pengrowth(1)	Principal Occupation	Common Shares Controlled or Beneficially Owned(2)
John B. Zaozirny(3)(4) Alberta, Canada	Chairman and Director (Director since 1988)	Vice Chairman of Canaccord Genuity Corp. since May 2010 and prior thereto Vice Chairman of Canaccord Financial Inc.	35,100

Derek W. Evans Alberta, Canada	President, Chief Executive Officer and Director (Director since 2009)	President and Chief Executive Officer of Pengrowth since September 2009; prior thereto President and Chief Operating Officer of Pengrowth since May 2009; and prior thereto, the President and Chief Executive Officer of Focus Energy Trust (energy trust) until 2008.	167,501

Thomas A. Cumming(4)(5)(6) Alberta, Canada	Director (Director since 2000)	Business Consultant and Corporate Director.	8,678

Wayne K. Foo(3)(5) Alberta, Canada	Director (Director since 2006)	President and Chief Executive Officer of Parex Resources Inc. (energy company) since 2009; prior thereto President and Chief Executive Officer of Petro Andina Resources Inc.	5,273

Name and Jurisdiction of Residence	Position with Pengrowth(1)	Principal Occupation	Common Shares Controlled or Beneficially Owned(2)
James D. McFarland(5)(6)(7) Alberta, Canada	Director (Director since 2010)	President and Chief Executive Officer of Valeura Energy Inc. (energy company) and its predecessor PanWestern Energy Inc. since April, 2010; prior thereto President and Chief Executive Officer of Verenex Energy Inc. from March, 2004 to December, 2009.	15,791

Michael S. Parrett(3)(4)(6) Ontario, Canada	Director (Director since 2004)	Business Consultant and Corporate Director.	4,000

A. Terence Poole(3)(6) Alberta, Canada	Director (Director since 2005)	Business Consultant since 2006; prior thereto Executive Vice President, Corporate Strategy and Development at Nova Chemicals Corporation.	50,000

D. Michael G. Stewart(4)(5) Alberta, Canada	Director (Director since 2006)	Corporate Director.	23,005

Gillian Basford Alberta, Canada	Vice President, Human Resources	Vice President, Human Resources of Pengrowth since January 2011; prior thereto Interim Vice President, Human Resources of Pengrowth Corporation from September 2010 until December 2010; prior thereto independent consultant.	nil

Douglas C. Bowles Alberta, Canada	Vice President and Controller	Vice President and Controller of Pengrowth since March 2006.	41,780

James E.A. Causgrove Alberta, Canada	Vice President, Production and Operations	Vice President, Production and Operations of Pengrowth.	85,532

William G. Christensen Alberta, Canada	Vice President, Strategic Planning and Reservoir Exploitation	Vice President, Strategic Planning and Reservoir Exploitation of Pengrowth.	67,855

Steve J. De Maio(8) Alberta Canada	Vice President, In-Situ Development & Operations	Vice President In-Situ Development & Operations of Pengrowth since September 2010; prior thereto Vice-President of Project Development at Connacher Oil and Gas Limited (energy company) from November 2006 until September 2010; prior thereto President of De Maio Consulting (consulting company).	28,207

Brent D. Defosse Alberta, Canada	Vice President, Drilling and Completions	Vice President, Drilling and Completions of Pengrowth since May 2010; prior thereto President of Brennex Resources Ltd. (engineering company).	6,143

David Dean Evans Alberta, Canada	Treasurer	Treasurer of Pengrowth since February 2009; prior thereto Treasury Manager at ARC Resources Ltd.	2,060

Andrew D. Grasby Alberta, Canada	Vice President, General Counsel & Corporate Secretary	Vice President, General Counsel & Corporate Secretary of Pengrowth since September 2010; prior thereto a partner with McCarthy Tétrault LLP (law firm).	4,444

Robert W. Rosine Alberta, Canada	Executive Vice-President, Business Development	Executive Vice President, Business Development of Pengrowth since March 1, 2010; prior thereto President of Mancal Energy Inc. (energy company) from July 2008 to February 2010; prior thereto, Executive Vice President, Corporate Development of Highpine Oil & Gas Limited (energy company) from February 2006 to February 2008; and prior thereto President and Chief Executive Officer of White Fire Energy Ltd. (energy company).	14,901

Diane J. Shirra Alberta, Canada	Vice President, Montney Gas Development	Vice President, Montney Gas Development of Pengrowth since September, 2010; prior thereto Manager Olds Growth Team with Pengrowth since January 2010; prior thereto Manager Exploitation Engineering, Southern with Pengrowth since 2008; prior thereto Director Rocky Business Unit and Director, Exploration with Canetic Resources Trust (energy trust).	9,209

Name and Jurisdiction of Residence	Position with Pengrowth(1)	Principal Occupation	Common Shares Controlled or Beneficially Owned(2)
Christopher G. Webster Alberta, Canada	Chief Financial Officer	Chief Financial Officer of Pengrowth.	204,847

Notes:

(1)	Denotes year first appointed as a director of Pengrowth Corporation, a predecessor of ours. Each of the directors has agreed to serve as such until the next annual meeting of shareholders or until their successor is duly appointed.
(2)	As at December 31, 2010 and excluding Common Shares issuable upon the exercise of outstanding rights or deferred entitlement units.
(3)	Member of Corporate Governance and Nominating Committee.
(4)	Member of Compensation Committee.
(5)	Member of Reserves, Operations and Environmental, Health and Safety Committee.
(6)	Member of Audit and Risk Committee.
(7)	Mr. McFarland was the Managing Director and a director of Southern Pacific Petroleum NL (“SPP”), which was listed on the Australian Stock Exchange. In December 2003, a secured creditor of SPP appointed a receiver-manager. Mr. McFarland ceased to be the Managing Director and a director of SPP in February 2004.
(8)	Mr. De Maio was formerly an officer and a director of Efficient Energy Resources Ltd. (a private electrical generation company) which agreed to the voluntary appointment of a receiver in 2005.

As at December 31, 2010, the foregoing directors and officers, as a group, beneficially owned, directly or indirectly, 774,326 Common Shares or approximately 0.24 percent of the issued and outstanding Common Shares and held rights and deferred entitlement units to acquire a further 1,803,318 Common Shares. The information as to shares beneficially owned, not being within our knowledge, has been furnished by the respective individuals.

The term of each director expires at the next annual meeting of Shareholders.

Corporate Cease Trade Orders, Bankruptcies, Personal Bankruptcies, Penalties or Sanctions

No director or executive officer is as at the date hereof, or has been within 10 years of the date hereof, a director or chief executive officer or chief financial officer of any company, including us, that:

(a)	while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as set out above, no current director or executive officer or securityholder holding a sufficient number of our securities to affect materially our control has, within the last ten years prior to the date hereof, been a director or executive officer of any company (including us) that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, no current director or executive officer or securityholder holding a sufficient number of our securities to affect materially our control has, within the last ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or securityholder.

No current director or executive officer or securityholder holding a sufficient number of our securities to affect materially control of us has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee is appointed annually by our Board of Directors. The responsibilities and duties of the Audit and Risk Committee are set forth in the Audit and Risk Committee Terms of Reference attached hereto as Appendix C. The following table sets forth the name of each of the current members of our Audit and Risk Committee, whether such member is independent and financially literate, as those terms are defined in National Instrument 52-110 Audit Committees, and the relevant education and experience of each member:

Name	Independent	Financially Literate	Relevant Education and Experience

Thomas A. Cumming	Yes	Yes	Mr. Cumming was President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool. He is also a past president of the Calgary Chamber of Commerce. Mr. Cumming is a professional engineer and holds a Bachelor of Applied Science degree in Engineering and Business from the University of Toronto.

James D. McFarland	Yes	Yes	Mr. McFarland has more than 38 years of experience in the oil and gas industry, most recently as President, Chief Executive Officer, director and co-founder of Valeura Energy Inc., a Toronto Stock Exchange listed issuer. Prior thereto Mr. McFarland was President, Chief Executive Officer, director and a co-founder of Verenex Energy Inc. He has served in senior executive roles as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23-year career with Imperial Oil Limited and other Exxon affiliates in Canada, the US and western Europe. Mr. McFarland is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, and the Society of Petroleum Engineers International. Mr. McFarland received a Bachelor of Science in Chemical Engineering from Queen’s University and a Master of Science in Petroleum Engineering from the University of Alberta.

Michael S. Parrett	Yes	Yes	Mr. Parrett is currently an independent consultant providing advisory service to various companies in Canada and the United States. Mr. Parrett is a director of Stillwater Mining Company, a NYSE listed company. He was formerly Chairman of Gabriel Resources Limited, President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. Mr. Parrett is a chartered accountant and holds a Bachelor of Arts in Economics from York University.

A. Terence Poole	Yes	Yes	Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth. He retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development. Mr. Poole currently serves on the board of directors for Methanex Corporation. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation.

Principal Accountant Fees and Services

The following table provides information about the aggregate fees billed to us for professional services rendered by KPMG LLP during fiscal 2010 and 2009:

	2010 ($M)	2009 ($M)
Audit Fees	923	1,314
Audit Related Fees	—	—
Tax Fees	80	208
All Other Fees	—	—

Total	1,003	1,522

Audit Fees

Audit fees consist of fees for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees normally include due diligence reviews in connection with acquisitions, research of accounting and audit-related issues and the completion of audits required by contracts to which we are a party.

Tax Fees

During 2010 and 2009 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for us and our subsidiaries, tax advice and planning and commodity tax consultation.

Pre-approval Policies and Procedures

Pengrowth has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by KPMG LLP. The Audit and Risk Committee approves a schedule which summarizes the services to be provided that the Audit and Risk Committee believes to be typical, recurring or otherwise likely to be provided by KPMG LLP. The schedule generally covers the period between the adoption of the schedule and the end of the year, but at the option of the Audit and Risk Committee, may cover a shorter or longer period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit and Risk Committee knows precisely what services it is being asked to pre-approve and (ii) it is not necessary for any member of Pengrowth’s management to make a judgment as to whether a proposed service fits within the pre-approved services. Services that arise that were not contemplated in the schedule must be pre-approved by the Audit and Risk Committee chairman or a delegate of the Audit and Risk Committee. The full Audit and Risk Committee is informed of the services at its next meeting.

Pengrowth has not approved any non-audit services on the basis of the de minimis exemptions. All non-audit services are pre-approved by the Audit and Risk Committee in accordance with the pre-approval policy referenced herein.

CONFLICTS OF INTEREST

Our Board of Directors supervises our management of our business and affairs. The Board of Directors approves significant strategic operational decisions and all decisions relating to:

•	the issuance of additional Common Shares;

•	material acquisitions and dispositions of properties;

•	material capital expenditures;

•	borrowing; and

•	the payment of dividends.

Circumstances may arise where members of our Board of Directors serve as directors or officers of corporations which are in competition to our interests. The Board of Directors reviews potential conflicts of interest at each meeting. No assurances can be given that opportunities identified by such board members will be provided us.

LEGAL PROCEEDINGS

We are sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational or labour issues. The outcome of such claims against us are not determinable at this time, however they are not expected to have a materially adverse effect on us as a whole. We are not, and have not been at any time within the most recently completed financial year, a party to any legal proceedings, known or contemplated, where the damages involved, excluding interest and costs, exceed ten percent of our assets.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of any of our directors, executive officers, senior officers, any direct or indirect Shareholder who beneficially owns, or who exercises control over, more than 10 percent of our outstanding Common Shares or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us.

Prior to July 2009, the Trust was managed by Pengrowth Management Limited. Pursuant to a Management Agreement between Pengrowth Corporation and Pengrowth Management Limited, Pengrowth Management Limited had the right to appoint two directors to the board of directors of Pengrowth Corporation, the administrator of the Trust. Messrs. James Kinnear and Nicholas Villiers were the designated appointees in 2008, 2009 and 2010. Following termination of the Management Agreement in July 2009, Messrs. Kinnear and Villiers remained as directors of Pengrowth Corporation until December 31, 2010.

Mr. John Zaozirny, the Chairman of the Board of Directors, is the Vice Chair of Canaccord Genuity Corporation. Canaccord Genuity Corporation participated as a member of the syndicate of underwriters in connection with the October 23, 2009 equity offering by the Trust of 28,847,000 Trust Units and received a portion of the underwriters’ fee from the offering.

Mr. Chris Webster, our Chief Financial Officer, served as a director of Monterey. Mr. Webster did not hold any options in Monterey and abstained from all Monterey board discussions concerning the proposed acquisition of Monterey by Pengrowth.

INTERESTS OF EXPERTS

As of the date hereof, the directors and officers of GLJ, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

KPMG LLP are our auditors and have confirmed that they are independent with respect to us within the meaning of the Rules of Professional Conduct of the Alberta Institute of Chartered Accountants.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in the cities of Montreal, Toronto, Calgary and Vancouver in Canada and Computershare Trust Company, Inc. at its principal office in the City of Golden, Colorado in the United States. Our auditors are KPMG LLP, Chartered Accountants in Calgary, Alberta.

MATERIAL CONTRACTS

The only material contracts entered into by us or the Trust during the most recently completed financial year, or before the most recently completed financial year and still in effect, other than during the ordinary course of business, are as follows:

(i)	the Arrangement Agreement dated November 5, 2010 among the Trust, Pengrowth Corporation, Esprit Energy Trust, Pengrowth Holding Trust, 1552168 Alberta Ltd., Monterey and the Corporation providing for the implementation of the Arrangement, as from time to time amended, supplemented or restated;

(ii)	the Amended and Restated Credit Agreement dated January 1, 2011 between Pengrowth and a syndicate of ten financial institutions concerning the Credit Facility;

(iii)	the Note Purchase Agreement dated May 11, 2010 concerning the 2010 Senior Notes;

(iv)	the Note Purchase Agreement dated August 21, 2008 concerning the 2008 Senior Notes;

(v)	the Note Purchase Agreement dated July 26, 2007 concerning the 2007 US Senior Notes;

(vi)	the Note Purchase Agreement dated December 1, 2005 concerning the UK Senior Notes; and

(vii)	the Note Purchase Agreement dated April 23, 2003 concerning the 2003 US Senior Notes.

Copies of these contracts have been filed by us on SEDAR and are available through the SEDAR website at www.sedar.com.

CODE OF ETHICS

Pengrowth has adopted a code of ethics, as that term is defined in Form 40-F under the US Securities Exchange Act of 1934 (the “Code of Ethics”) that applies to Pengrowth’s management, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Ethics is available for viewing on our website www.pengrowth.com under the name “Code of Business Conduct and Ethics”, and is available in print to any Shareholder who requests it.

The Board adopted the Code of Ethics on December 16, 2010. The Code of Ethics is substantially similar to the Code of Ethics that was in place for Pengrowth Corporation. All Directors, officers, employees, consultants and contractors are required to accept the Code of Ethics annually.

During the year ended December 31, 2010, Pengrowth has not granted any waivers (including implicit waivers) from the Code of Ethics in respect of its Chief Executive Officer, Chief Financial Officer or its principal accounting officers.

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

The Board of Directors of the Corporation has adopted and published a Corporate Governance Policy which affirms Pengrowth’s commitment to maintaining a high standard of corporate governance. This policy is published on Pengrowth’s website at www.pengrowth.com. The Board of Directors of the Corporation has also adopted Terms of Reference for each of an Audit and Risk Committee, a Corporate Governance and Nominating Committee, a Compensation Committee, and a Reserves, Operations and Environmental, Health and Safety Committee, a Code of Business Conduct and Ethics, a Corporate Disclosure Policy, an Insider Trading Policy and a Whistleblower Policy each of which is published on Pengrowth’s website, and is available in print to any Shareholder who requests it. The Audit and Risk Committee Terms of Reference are attached hereto as Appendix C. From time to time, special committees of the Board of Directors are formed with prescribed mandates.

There is only one significant way in which Pengrowth’s corporate governance practices differ from those required to be followed by domestic United States issuers under the NYSE Listed Company Manual. The NYSE Listed Company Manual requires shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders. As a matter of practice, Pengrowth has obtained the approval of its Shareholders to all of its equity compensation plans, regardless of whether the Common Shares to be delivered under such plans are newly issued or purchased on the open market, with the exception of the Trust Unit Awards Plan which has been used as an employee retention and hiring mechanism when required by the tight employment market in the Canadian oil and gas industry.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration, the principal holders of Common Shares and securities authorized for issuance under equity compensation plans, is contained in our Management Information Circular dated March 8, 2011, which relates to the Annual Meeting of Shareholders to be held on May 5, 2011. Additional financial information is contained in our comparative consolidated financial statements and associated management’s discussion and analysis for the years ended December 31, 2010 and 2009.

Additional information relating to us may be found on SEDAR at www.sedar.com.

For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Investor Relations

Pengrowth Energy Corporation

Suite 2100, 222 – 3rd Avenue S.W.

Calgary, Alberta T2P 0B4

Telephone: (403) 233-0224

(888) 744-1111

Fax: (866) 341-3586

Website: www.pengrowth.com

E-mail: investorrelations@pengrowth.com

APPENDIX A

FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR OR AUDITOR

To the board of directors of Pengrowth Energy Corporation (the “Corporation”):

1.	We have prepared an evaluation of the Corporation’s reserves data as at December 31, 2010. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2010, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10 percent discount rate - $M)
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	January 19, 2011	Canada	—	4,636,444	—	4,636,444

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, March 7, 2011.

(signed) “Doug R. Sutton”
Doug R. Sutton, P.Eng.

Vice President

APPENDIX B

FORM 51-101F3

REPORT OF

MANAGEMENT AND DIRECTORS

RESERVES DATA AND OTHER INFORMATION

Management of Pengrowth Energy Corporation (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Corporation’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves, Operations and Environmental, Health and Safety Committee of the board of directors of the Corporation has

(a)	reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves, Operations and Environmental, Health and Safety Committee of the board of directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves, Operations and Environmental, Health and Safety Committee, approved

(a)	(the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) “Derek W. Evans”
Derek W. Evans
President and Chief Executive Officer
Pengrowth Energy Corporation

(signed) “William G. Christensen”
William G. Christensen
Vice President, Strategic Planning and Reservoir Exploitation
Pengrowth Energy Corporation

(signed) “Wayne Foo”
Wayne Foo
Director
Pengrowth Energy Corporation

(signed) “D. Michael G. Stewart”
D. Michael G. Stewart
Director
Pengrowth Energy Corporation

March 8, 2011

APPENDIX C

AUDIT AND RISK COMMITTEE

TERMS OF REFERENCE

PENGROWTH ENERGY CORPORATION Executive Policies and Practices	Page 1 of 14

TERMS OF REFERENCE AUDIT AND RISK COMMITTEE

OBJECTIVES

The Audit and Risk Committee is appointed by the board of directors (the “Board”) of Pengrowth Energy Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities. The Corporation, together with its subsidiaries and affiliates, are collectively referred to herein as “Pengrowth”.

The Audit and Risk Committee’s primary duties and responsibilities are to:

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

•	monitor the independence, qualification and performance of Pengrowth’s external auditors;

•	provide an avenue of communication among the external auditors, the internal auditors, management and the Board; and

•	oversee Pengrowth’s risk management processes.

The Audit and Risk Committee will continuously review and modify its terms of reference with regards to, and to reflect changes in, the business environment, industry standards on matters of corporate governance, additional standards which the Audit and Risk Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its shareholders and the application of laws and policies.

COMPOSITION

Audit and Risk Committee members must meet the requirements of applicable securities laws and each of the stock exchanges on which the shares of Pengrowth trade. The Audit and Risk Committee will be comprised of three or more directors as determined by the Board. Each member of the Audit and Risk Committee shall be “independent” and “financially literate”, as those terms are defined in National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian Securities Administrators (as set out in Schedule “A” hereto), Rule 10A-3 promulgated under the Securities Exchange Act of 1934 (as set out in Schedule “B” hereto), and Section 303A.02 of the New York Stock Exchange Listed Company Manual (as set out in Schedule “C” hereto), as applicable, and as “financially literate” is interpreted by the Board in its business judgement. In addition, at least one member of the Audit and Risk Committee must have accounting or related financial management expertise as defined by paragraph (8) of general instruction B to Form 40-F and as interpreted by the Board in its business judgement.

The members of the Committee shall be appointed by the Board as members of the Committee and shall continue as such until their successors are appointed or until they cease to be directors of the Corporation. At any time, the Board may fill any vacancy in the membership of the Committee.

The chair of the Audit and Risk Committee shall be appointed by the Board. If an Audit and Risk Committee chair is not designated or present at a meeting of the Audit and Risk Committee, the members of the Audit and Risk Committee may designate a chair by majority vote of the Audit and Risk Committee membership.

MEETINGS AND MINUTES

The Audit and Risk Committee shall meet at least four times annually, or more frequently if determined necessary to carry out its responsibilities.

A meeting may be called by any member of the Audit and Risk Committee, the Board Chairman or the President and Chief Executive Officer (“CEO”) of Pengrowth. A notice of time and place of every meeting of the Audit and Risk Committee shall be given in writing to each member of the Audit and Risk Committee at least two business days prior to the time fixed for such meeting, unless notice of a meeting is waived by all members entitled to attend. Attendance of a member of the Audit and Risk Committee at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

A quorum for meetings of the Audit and Risk Committee shall require a majority of its members present in person or by telephone. If the chair of the Audit and Risk Committee is not present at any meeting of the Audit and Risk Committee, one of the other members of the Audit and Risk Committee present at the meeting will be chosen to preside by a majority of the members of the Audit and Risk Committee present at that meeting.

The Board Chairman and the CEO shall be available to advise the Audit and Risk Committee, shall receive notice of meetings and may attend meetings of the Audit and Risk Committee at the invitation of the chair. Other management representatives, as well as Pengrowth’s internal and external auditors, may be invited to attend as necessary. Notwithstanding the foregoing, the chair of the Audit and Risk Committee shall hold in camera sessions, without management present, at every meeting of the Committee.

Decisions of the Audit and Risk Committee shall be determined by a majority of the votes cast.

The Audit and Risk Committee shall appoint a member of the Audit and Risk Committee, the Corporate Secretary or another officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.

The Audit and Risk Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the chair shall provide the Board with oral reports on the activities of the Audit and Risk Committee. All information reviewed and discussed by the Audit and Risk Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the chair.

-C2-

SCOPE, DUTIES AND RESPONSIBILITIES

MANDATORY DUTIES

REVIEW PROCEDURES

Pursuant to the requirements of NI 52-110 and other applicable laws, the Audit and Risk Committee will:

1.	Review and reassess the adequacy of the Audit and Risk Committee’s Terms of Reference at least annually, submit the Terms of Reference to the Board for approval and have the document published annually in Pengrowth’s annual information circular and at least every three years in accordance with the regulations of the United States’ Securities and Exchange Commission.

2.	Prior to filing or public distribution, review, discuss with management and the internal and external auditors and recommend to the Board for approval, Pengrowth’s audited annual financial statements, annual earnings press releases, annual information form, all statements including the related management’s discussion and analysis required in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including without limitation, the annual information circular. Approve, on behalf of the Board, Pengrowth’s interim financial statements and related management’s discussion and analysis and interim earnings press releases. This review should include discussions with management, the internal auditors and the external auditors of significant issues regarding accounting principles, practices and judgements. Discuss any significant changes to Pengrowth’s accounting principles and any items required to be communicated by the external auditors in accordance with Assurance and Related Services Guideline #11 (AuG-11).

3.	Ensure that adequate procedures are in place for the review of Pengrowth’s public disclosure of financial information extracted or derived from Pengrowth’s financial statements, other than the public disclosure referred to in paragraph 2 above and periodically assess the adequacy of those procedures.

4.	Be responsible for reviewing the disclosure contained in Pengrowth’s annual information form as required by Form 52-110F1 Audit Committee Information Required in an AIF, attached to NI 52-110. If proxies are solicited for the election of directors of Pengrowth, the Audit and Risk Committee shall be responsible for ensuring that Pengrowth’s information circular includes a cross-reference to the sections in Pengrowth’s annual information form that contain the information required by Form 52-110F1.

EXTERNAL AUDITORS

1.	The Audit and Risk Committee shall advise the external auditors of their accountability to the Audit and Risk Committee and the Board as representatives of Pengrowth’s shareholders to whom the external auditors are ultimately responsible. The external auditors shall report directly to the Audit and Risk Committee. The Audit and Risk Committee is directly responsible for overseeing the work of the external auditors, shall review at least annually the independence and performance of the external auditors and shall annually recommend to the Board the appointment of the external auditors or approve any discharge of auditors when circumstances warrant. The Audit and Risk Committee shall, on an annual basis, obtain and review a report by the external auditor describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and Pengrowth.

2.	Approve the fees and other compensation to be paid to the external auditors.

-C3-

3.	Pre-approve all services to be provided to Pengrowth or its subsidiary entities by Pengrowth’s external auditors and all related terms of engagement.

OTHER AUDIT AND RISK COMMITTEE RESPONSIBILITIES

1.	Establish procedures for: (i) the receipt, retention and treatment of complaints received by Pengrowth regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential and anonymous submission by employees of Pengrowth of concerns regarding questionable accounting or auditing matters.

2.	Review and approve Pengrowth’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Pengrowth.

DISCRETIONARY DUTIES

The Audit and Risk Committee’s responsibilities may, at the Audit and Risk Committee’s discretion, also include the following:

REVIEW PROCEDURES

1.	In consultation with management, the internal auditors and the external auditors, consider the integrity of Pengrowth’s financial reporting processes and controls and the performance of Pengrowth’s internal financial accounting staff; discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures; and review significant findings prepared by the internal or external auditors together with management’s responses.

2.	Review, with financial management, the internal auditors and the external auditors, Pengrowth’s policies relating to risk management and risk assessment.

3.	Meet separately with each of management, the internal auditors and the external auditors to discuss difficulties or concerns, specifically: (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; (ii) any changes required in the planned scope of the audit; and (iii) the responsibilities, budget, and staffing of the internal audit function, and report to the Board on such meetings.

4.	Conduct an annual performance evaluation of the Audit and Risk Committee.

INTERNAL AUDITORS

1.	Review the annual audit plans of the internal auditors.

2.	Review the significant findings prepared by the internal auditors and recommendations issued by any external party relating to internal audit issues, together with management’s response.

3.	Review the adequacy of the resources of the internal auditors to ensure the objectivity and independence of the internal audit function.

4.	Consult with management on management’s appointment, replacement, reassignment or dismissal of the internal auditors.

5.	Ensure that the internal auditors have access to the Board Chairman and the President and CEO.

EXTERNAL AUDITORS

1.	On an annual basis, the Audit and Risk Committee should review and discuss with the external auditors all significant relationships they have with Pengrowth that could impair the auditors’ independence.

-C4-

2.	The Audit and Risk Committee shall review the external auditors audit plan – discuss scope, staffing, locations, and reliance upon management and general audit approach.

3.	Consider the external auditors’ judgments about the quality and appropriateness of Pengrowth’s accounting principles as applied in its financial reporting.

4.	Be responsible for the resolution of disagreements between management and the external auditors regarding financial performance.

5.	Ensure compliance by the external auditors with the requirements set forth in National Instrument 52-108 Auditor Oversight.

6.	Ensure that the external auditors are participants in good standing with the Canadian Public Accountability Board (“CPAB”) and participate in the oversight programs established by the CPAB from time to time and that the external auditors have complied with any restrictions or sanctions imposed by the CPAB as of the date of the applicable auditor’s report relating to Pengrowth’s annual audited financial statements.

7.	Monitor compliance with the lead auditor rotation requirements of Regulation S-X.

RISK MANAGEMENT POLICIES

Review and recommend for approval by the Board changes considered advisable, after consultation with officers of the Corporation, to the Corporation’s policies relating to:

(a)	The risks inherent in the Corporation’s businesses, facilities, strategic direction;

(b)	The overall risk management strategies (including insurance coverage);

(c)	The risk retention philosophy and the resulting uninsured exposure of the Corporation; and

(d)	The loss prevention policies, risk management and hedging programs, and standard and accountabilities of the Corporation in the context of competitive and operational considerations.

RISK MANAGEMENT PROCESSES

Review with management at least annually the Corporation’s processes to identify, monitor, evaluate and address important enterprise-wide business risks.

FINANCIAL RISK MANAGEMENT

Review	with management activity related to management of financial risks to the Corporation.

OTHER AUDIT AND RISK COMMITTEE RESPONSIBILITIES

1.	On at least an annual basis, review with Pengrowth’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, Pengrowth’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

2.	Annually prepare a report to shareholders as required by the United States’ Securities and Exchange Commission; the report should be included in Pengrowth’s annual information circular.

3.	Ensure due compliance with each obligation to certify, on an annual and interim basis, internal control over financial reporting and disclosure controls and procedures in accordance with applicable securities laws and regulations.

-C5-

4.	Review all exceptions to established policies, procedures and internal controls of Pengrowth, which have been approved by any two officers of Pengrowth.

5.	Perform any other activities consistent with this Charter, Pengrowth’s by-laws, and other governing law as the Audit and Risk Committee or the Board deems necessary or appropriate.

6.	Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

COMMUNICATION, AUTHORITY TO ENGAGE ADVISORS AND EXPENSES

The Audit and Risk Committee shall have direct access to such officers and employees of Pengrowth, to Pengrowth’s internal and external auditors and to any other consultants or advisors, as well as to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.

Any employee may bring before the Audit and Risk Committee, on a confidential basis, any concerns relating to matters over which the Audit and Risk Committee has oversight responsibilities.

The Audit and Risk Committee has the authority to engage the external auditors, independent legal counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any auditors, counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Audit and Risk Committee that are deemed necessary or appropriate by the Audit and Risk Committee in order to carry out its duties.

Adopted by the Board of Pengrowth on March 8, 2011.

-C6-

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

5.	For the purposes of paragraph 3(f), direct compensation does not include

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

7.	Despite any determination made under paragraphs 1 through 6, an individual who

(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from Pengrowth or any subsidiary entity of Pengrowth, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time chair or vice-chair of the Board or any Board committee; or

(b)	is an affiliated entity of Pengrowth or any of its subsidiary entities,

is considered to have a material relationship with Pengrowth.

8.	For the purposes of paragraph 7, the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to Pengrowth or any subsidiary entity of Pengrowth.

A-2

to Appendix C

9.	For the purposes of paragraph 7, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.

Standard of “Financial Literacy”

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Pengrowth’s financial statements.

A-3

to Appendix C

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

B-2

to Appendix C

Schedule “C”

Excerpts from Section 303A.00 of the New York Stock Exchange Listed Company Manual

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

C-2

to Appendix C

APPENDIX B

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF FINANCIAL & OPERATING RESULTS

(monetary amounts in thousands, except per share amounts or as otherwise stated)	Three Months ended December 31			Twelve Months ended December 31
	2010	2009	% Change	2010	2009		% Change
STATEMENT OF INCOME
Oil and gas sales	$340,690	$359,296	(5)	$1,353,283	$1,343,167		1
Net income	$1,937	$50,523	(96)	$230,257	$84,853		171
Net income per share (1)	$0.01	$0.18	(94)	$0.76	$0.32		138

CASH FLOW
Cash flow from operating activities	$137,783	$149,933	(8)	$605,995	$551,350		10
Cash flow from operating activities per share (1)	$0.42	$0.53	(21)	$2.01	$2.09		(4)

Total capital expenditures (2)	$134,296	$51,331	162	$357,704	$216,778		65
Total capital expenditures per share (1)	$0.41	$0.18	128	$1.19	$0.82		45
Distributions paid	$67,413	$66,548	1	$250,640	$334,405		(25)
Distribution paid per unit (1)	$0.21	$0.24	(13)	$0.84	$1.28		(34)

Weighted average number of shares outstanding (000's) (1)	325,515	282,298	15	301,026	264,121		14

BALANCE SHEET
Working capital (deficiency)				$(91,629)	$(217,007	)(3)	(58)
Property, plant and equipment				$4,076,976	$3,789,369		8
Long term debt				$1,024,367	$907,599		13
Shareholders' equity				$3,186,976	$2,795,201		14
Shareholders' equity per share (1)				$9.78	$9.64		1
Currency (U.S.$/Cdn$) (closing rate at period end)				$1.0054	$0.9515
Number of shares outstanding at period end (000's) (1)				326,024	289,835		12

AVERAGE DAILY PRODUCTION
Crude oil (bbls)	21,762	21,948	(1)	21,743	22,841		(5)
Heavy oil (bbls)	6,673	7,235	(8)	6,789	7,551		(10)
Natural gas (mcf)	218,044	232,682	(6)	219,302	237,217		(8)
Natural gas liquids (bbls)	10,177	9,564	6	9,611	9,590		0
Total production (boe)	74,953	77,529	(3)	74,693	79,518		(6)
TOTAL PRODUCTION (mboe)	6,896	7,133	(3)	27,263	29,024		(6)

PRODUCTION PROFILE
Crude oil	29%	28%		29%	29%
Heavy oil	9%	9%		9%	9%
Natural gas	48%	50%		49%	50%
Natural gas liquids	14%	13%		13%	12%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)	$74.98	$75.79	(1)	$75.04	$72.36		4
Heavy oil (per bbl)	$60.42	$62.16	(3)	$60.22	$52.72		14
Natural gas (per mcf)	$4.87	$5.45	(11)	$5.00	$5.14		(3)
Natural gas liquids (per bbl)	$56.74	$54.52	4	$56.99	$42.12		35
Average realized price per boe	$49.01	$50.35	(3)	$49.34	$46.19		7

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)				110,297	112,249		(2)
Heavy oil (mbbls)				26,472	27,724		(5)
Natural gas (bcf)				913	757		21
Natural gas liquids (mbbls)				29,481	29,587		0
Total oil equivalent (mboe)				318,429	295,734		8
CAPITAL PERFORMANCE
Finding & Development Cost (F&D) (per boe) (4)				$15.32	$30.81		(50)
Finding, Development & Acquisition Cost (FD&A) (per boe) (4)				$18.46	$57.16		(68)
Recycle Ratio (5)				1.72	0.82		110

SUMMARY OF COMMON SHARE TRADING
NYSE– PGH ($U.S.)
High	$13.25	$10.52	26	$13.25	$10.54		26
Low	$11.02	$8.81	25	$7.67	$4.51		70
Close	$12.86	$9.63	34	$12.86	$9.63		34
TSX –PGF ($Cdn)
High	$13.38	$11.39	17	$13.38	$12.33		9
Low	$11.29	$9.40	20	$8.50	$5.84		46
Close	$12.78	$10.15	26	$12.78	$10.15		26

(1)	Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust see note regarding conversion below.

(2)	Total capital expenditures excludes Drilling Royalty Credits ("DRCs")

(3)	Includes $157.5 million current portion of long term debt.

(4)	Includes the changes in Future Development Capital ("FDC") and based on Proved plus Probable Reserves.

(5)	Recycle Ratio is calculated as operating netback per boe divided by F&D costs per boe based on proved plus probable reserves.

Note regarding corporate conversion: Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust to a dividend paying corporation effective December 31, 2010. References to “shares”, “shareholder” and “dividends” should be read as references to “trust units”, “trust unitholder” and “distributions” respectively for periods prior to December 31, 2010.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

PENGROWTH 2010 Summary of Financial & Operating Results	3

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the audited consolidated Financial Statements for the year ended December 31, 2010 of Pengrowth Energy Corporation and the consolidated financial statements and MD&A of Pengrowth Energy Trust for the year ended December 31, 2009. The MD&A is based on information available to March 8, 2011.

STRUCTURE OF THE CORPORATION

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation are comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the Date of Conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. This MD&A may at times refer to common shares, shareholders, shareholders’ capital and dividends which prior to the Arrangement were referred to as trust units, trust unitholders, trust unitholder’s capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in this MD&A will also reflect the history of the Trust and its subsidiaries.

This MD&A will refer to “Pengrowth” which collectively includes the Corporation, the Trust and its subsidiaries.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “bcf” refers to billion cubic feet, “gj” refers to gigajoule, “mmbtu” refers to million British thermal units and “MW” refers to megawatt. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", “guidance”, "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2011 production, the proportion of 2011 production of each product type, production additions from Pengrowth's 2011 development program, royalty expenses, 2011 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

4	PENGROWTH 2010 Management’s Discussion & Analysis

Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

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

The amounts recorded for depletion and depreciation of property, plant and equipment, amortization of injectants, share based compensation, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. Values assigned to the various assets and liabilities of the Monterey Exploration Ltd. (Monterey) business combination were based on internal and third party estimates. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. The provision for asset retirement obligations is based on estimates affected by assumptions around timing and cost estimates for the related work activity. These estimates can change significantly from period to period. As required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of the annual reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.

PENGROWTH 2010 Management’s Discussion & Analysis	5

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash, as compared to debt or equity, can be determined when it is compared to the difference in cash flow from operating activities and dividends paid in the financing section of the Statement of Cash Flow.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by cash flow from operations.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and long term debt as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Shareholder’s equity.

NON-GAAP OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in the Corporation's AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

Pengrowth’s ability to grow both reserves and production can be measured with the following metrics: Reserves per debt adjusted share and production per debt adjusted share. Reserves per debt adjusted share is measured using year-end Proved plus Probable reserves and the number of common shares outstanding at year-end. The measurements are debt-adjusted by assuming additional shares are issued at year-end share prices to replace year-end long-term debt outstanding.

Production per debt adjusted share is measured in respect of the average production for the year and the weighted average number of common shares outstanding during the year. The measurements are debt-adjusted by assuming additional shares are issued at year- end share prices to replace year-end long-term debt outstanding.

Recycle ratio is a measure of value creation for each dollar spent. This measure is calculated as operating netback per boe divided by Finding and Development (“F&D”) cost per boe and can also be calculated using Finding, Development & Acquisition (“FD&A”) cost per boe. Recycle ratio can be calculated including or excluding Future Development Capital (“FDC”).

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

6	PENGROWTH 2010 Management’s Discussion & Analysis

Pengrowth’s fourth quarter and annual results for 2010 are contained within this MD&A.

2010 GUIDANCE AND FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2010 and 2011 Guidance and a review of 2010 actual results.

	2010	2010	2010	2011
	Actual	Guidance	Variance	Guidance
Production (boe/d)	74,693	74,000 - 75,000	–	74,000 - 76,000
Royalty Expense (% of Sales) (1)	19.8	20.0	(0.2)	20.0
Operating Expense ($/boe)	13.63	13.60	0.03	13.54
G&A Expense (cash & non-cash) ($/boe)	1.87	2.23	(0.36)	2.69
Total capital expenditures ($ millions) (2)	357.7	350.0	7.7	400.0

(1)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

(2)	Total capital expenditures excludes Drilling Royalty Credits.

•	Operating expenses for the full year were essentially in line with guidance.

•	Increased capital spending on oil focused drilling in the fourth quarter resulted in Pengrowth exceeding spending targets.

FINANCIAL HIGHLIGHTS

(monetary amounts in thousands, except per boe amounts or as otherwise stated)	Three months ended			Twelve months ended
	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Production (boe/d)	74,953	72,704	77,529	74,693	79,518
Net capital expenditures (1)	$130,874	$87,677	$46,215	$333,842	$207,451
Cash flow from operating activities	$137,783	$159,926	$149,933	$605,995	$551,350
Netback ($/boe) (2)	$24.58	$26.12	$26.63	$26.37	$25.38
Net income	$1,937	$125,632	$50,523	$230,257	$84,853
Included in net income:
Gain on equity investment	$–	$73,756	$–	$73,756	$–
Realized gain on commodity risk management (3)	$19,102	$25,689	$27,855	$75,065	$171,147
Unrealized (loss) gain on commodity risk management (3)	$(52,529)	$(898)	$(40,101)	$6,949	$(173,726)
Unrealized foreign exchange gain (3)	$29,742	$30,579	$18,124	$49,918	$149,233
Future tax reduction	$24,388	$11,884	$67,806	$44,829	$142,945

(1)	Net capital expenditures includes Drilling Royalty Credits

(2)	Includes the impact of realized commodity risk management contracts

(3)	Pre-tax amount

PENGROWTH 2010 Management’s Discussion & Analysis	7

Cash flow from operations

The following table provides a reconciliation of the change in cash flow from operations from period end 2009 to period end 2010.

($ thousands)	Q4	% Change	Full Year	% Change
2009 Cash flow from Operating Activities	149,933		551,350
Volume variance	(7,200)	(5)	(65,938)	(12)
Price variance	(5,387)	(4)	165,822	30
Processing income variance	1,652	1	1,840	–
Lower cash gains on risk management contracts	(8,753)	(6)	(96,082)	(17)
Royalty expense	10,087	7	(45,136)	(8)
Expenses:
Transportation	(156)	–	(2,272)	–
Operating	(14,769)	(10)	12,696	2
Cash G&A and management fee	2,562	2	10,534	2
Interest and financing expense	(1,378)	(1)	9,810	2
Drilling Credits acquired	–	–	16,727	3
Realized foreign exchange loss	127	–	(2,550)	–
Non-cash working capital and other items	11,065	7	49,194	9
2010 Cash flow from Operating Activities	137,783	(8)	605,995	10

Cash flow from operating activities decreased eight percent from the fourth quarter of 2009 to 2010. The decrease was driven by a combination of lower production volumes, lower average realized commodity prices and higher operating costs. The decrease in cash flow was partly offset by lower royalties and G&A expenses.

Cash flow from operating activities increased 10 percent on a year over year basis. Higher liquids commodity prices in 2010 compared to 2009 combined with lower operating expense and G&A expenses in the current year contributed to higher cash flows in 2010 but were partially mitigated by lower production volumes and higher royalty expenses.

Price Sensitivity

The following table illustrates the sensitivity of cash flow from operating activities to changes in commodity prices:

				Impact on 2011 Annual
Commodity Price Environment(1)		Assumption	Change	Cash Flow ($'000s) (2)
West Texas Intermediate Oil Price (3)	US$/bbl	79.40	$1.00	10,832
Heavy Oil	US$/bbl	79.40	$1.00	1,865
Light Oil	US$/bbl	79.40	$1.00	6,084
NGL	US$/bbl	79.40	$1.00	2,883
AECO Natural Gas Price (3)		4.06	$0.10	6,491
Natural Gas	C$/mcf	4.06	$0.10	6,491

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated.

(3)	Does not include the impact of risk management contracts. For 2011, risk management contracts represent approximately 32% of forecasted total liquids production and 22% of forecasted natural gas production.

Net Income or Loss

For the fourth quarter of 2010, net income of $1.9 million was recorded, a $48.6 million decrease from the same period last year. The decrease is largely attributable to changes in certain non-cash items including:

•	An unrealized loss on commodity risk management contracts of $52.5 million ($37.7 million, net of tax) compared to $40.1 million ($28.8 million, net of tax) in the fourth quarter of 2009.

8	PENGROWTH 2010 Management’s Discussion & Analysis

•	Future income tax reductions decreased $43.4 million in the fourth quarter 2010 primarily from changes in non-cash items affecting net income.

•

Partially offsetting these decreases was a higher unrealized foreign exchange gain of $29.7 million ($25.9 million, net of tax) compared to $18.1 million ($15.8 million, net of tax) in the fourth quarter of 2009.

On a year-over-year basis, net income was $230.3 million, an increase of $145.4 million from the same period last year. Contributing to the increase was a 10 percent increase in cash flow from operating activities and changes to certain non-cash items including:

•

A non-cash gain of $73.8 million ($73.8 million, net of tax) arising from the difference between the fair value and the book value of the investment in Monterey prior to the acquisition as described in Note 4 to the financial statements.

•

An unrealized commodity risk management gain of $6.9 million ($5.0 million, net of tax) for the full year of 2010 compared to an unrealized commodity risk management loss of $173.7 million ($126.3 million, net of tax) in the prior year.

•	Lower depletion, depreciation and amortization in 2010 of $529.4 million compared to $591.4 million in 2009.

•

Partly offsetting the increase was the impact of the change in the U.S. to Canadian dollar exchange rate which primarily caused a smaller unrealized foreign exchange gain of $49.9 million in 2010 ($43.5 million, net of tax) compared to an unrealized gain of $149.2 million ($130.1 million, net of tax) in the same period last year.

•

Also partially offsetting the increase to net income were lower 2010 future income tax reductions compared to the same period last year by $98.1 million as a result of lower unitholder distributions and the impact of changes to non-cash items.

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

For the full year of 2010, capital expenditures totaled $357.7 million, $333.8 million after drilling royalty credits, with approximately 85 percent spent on drilling, completions and facilities. Included in the capital expenditures are land acquisition costs of $5.6 million, maintenance capital of $41.0 million and reductions from drilling credits of $23.9 million.

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Drilling, completions and facilities	120.4	78.7	40.2	300.8	146.2
Seismic acquisitions (1) & Reservoir Studies (2)	4.2	1.0	0.5	5.9	13.9
Maintenance capital	7.5	12.5	8.8	41.0	48.5
Land purchases	0.3	1.0	0.5	5.6	2.9
Development capital	132.4	93.2	50.0	353.3	211.5
Other capital	1.9	0.9	1.3	4.4	5.2
Drilling Royalty Credits	(3.4)	(6.3)	(5.1)	(23.9)	(9.3)
Total net capital expenditures	130.9	87.7	46.2	333.8	207.4
Business acquisitions (3)		570.4	–	570.4	–
Property acquisitions	0.1	17.3	25.3	20.2	35.7
Proceeds on property dispositions	(12.4)	(0.3)	(34.2)	(60.7)	(41.9)
Net capital expenditures and acquisitions	118.6	675.1	37.3	863.7	201.2

(1)	Seismic acquisitions are net of seismic sales revenue.

(2)	Reservoir Studies includes capital spending on the Lindbergh Steam Assisted Gravity Drainage ("SAGD") Project.

(3)	Business acquisitions includes the increase to Property, Plant & Equipment as a result of the acquisition of Monterey.

PENGROWTH 2010 Management’s Discussion & Analysis	9

DRILLING ACTIVITY

Pengrowth participated in the drilling of 214 wells (128.1 net wells) in 2010.

	Q4 2010		Q3 2010		Q2 2010		Q1 2010		Full Year 2010
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Focus Areas
Swan Hills	16	7.9	13	8.3	6	5.1	24	4.6	59	25.9
Groundbirch	3	3.0	1	1.0	–	–	–	–	4	4.0
Lindbergh	3	3.0	–	–	–	–	–	–	3	3.0
Olds/Garrington	5	3.7	5	2.7	2	1.6	2	1.7	14	9.71
Other Resource Plays
Shallow Gas & CBM	5	3.2	11	5.1	–	–	66	54.0	82	62.3
Heavy Oil	–	–	–	–	–	–	12	12.0	12	12.0
Horn River	–	–	–	–	–	–	2	2.0	2	2.0
Weyburn Unit	12	1.2	8	0.8	6	0.6	5	0.5	31	3.1
Conventional	1	0.7	3	3.0	1	1.0	2	1.4	7	6.1
Total wells drilled	45	22.7	41	20.9	15	8.3	113	76.2	214	128.1

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area, excluding drilling credits is as follows:

($ millions)	Q4 2010	Full Year 2010	% of Full Year 2010 Spending	Full Year 2009
Focus Areas (1)
Swan Hills	50.7	136.4	38%	59.1
Groundbirch	32.7	37.3	10%	–
Lindbergh	3.0	3.6	1%	9.4
Olds/Garrington	21.2	44.3	12%	11.9
	107.6	221.6	62%	80.4
Other Resource Plays
Shallow Gas & Coalbed Methane	2.8	16.0	5%	23.9
Heavy Oil	2.8	11.5	3%	13.6
Horn River	(0.5)	12.5	3%	4.9
Weyburn Unit	3.3	14.0	4%	6.1
Conventional Resource Plays	7.4	28.8	8%	26.7
	15.8	82.8	23%	75.2
Drilling, Completions & Facilities	123.4	304.4	85%	155.6
Maintenance	7.5	41.0	11%	48.5
Land & Seismic Acquisitions	1.5	7.9	2%	7.4
Other	1.9	4.4	1%	5.2
Total Capital Expenditures	134.3	357.7	100%	216.7

(1)	Spending amounts reflect the activity for both operated and partner operated properties.

10	PENGROWTH 2010 Management’s Discussion & Analysis

Focus Areas

Swan Hills Trend

The Swan Hills Trend is a significant oil resource area where Pengrowth is a legacy landholder with an estimated 2.3 billion barrels of original oil in place. It is an extensive carbonate oil reservoir that is providing Pengrowth with many opportunities to put its expertise in horizontal drilling and multi-stage fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, and Deer Mountain.

Pengrowth’s operated Carson Creek production comes from two units: Carson Creek North Beaverhill Lake (BHL) Unit 1, which primarily produces oil, and the Carson Creek BHL Unit 1, which primarily produces liquids-rich gas. Pengrowth has been developing a new BHL gas pool, the Carson C Pool, where production averaged approximately 2,900 boe per day during the fourth quarter.

Seven horizontal wells (6.6 net wells) drilled in the Carson C Pool in 2010 were successfully multi-stage acid fractured and tested in the third and fourth quarters of 2010, adding on average approximately 750 boe per day of initial production per well. All seven wells were on production in early 2011 and total projected cost for this project is estimated at $30 million.

At House Mountain two BHL platform horizontal wells (2.0 net wells) were drilled during 2010 at an estimated drilling and completion cost of $10 million. Both wells were multi-stage acid fractured and tested in the third quarter at a five day initial rate of 350 boe per day and placed on production early in the fourth quarter.

At Deer Mountain Unit No 1, six horizontal wells (5.1 net wells) were drilled by the end of the fourth quarter; four of these wells were multi-stage acid fractured and tested, averaging 360 barrels of oil per day; the last two wells were completed in February 2011. Total capital spent in 2010 at Deer Mountain Unit No.1 was approximately $18 million.

Groundbirch

Pengrowth’s Groundbirch asset is our major Montney gas property which was acquired through the acquisition of Monterey Exploration Ltd. in 2010. This property provides Pengrowth access to a large resource with a long reserve life index with the potential of approximately 124 gross (107 net) additional drilling locations.

During the fourth quarter, construction was completed on a 28 mmcf per day gas plant. The plant went on production on December 18, 2010 and five wells were tied in. By achieving production before December 30, 2010, four wells qualify for a reduced royalty rate of two percent for the next twelve months. An additional five wells have been drilled and will be fractured in the first quarter of 2011. Approximately $37 million has been spent on the operations in the Groundbirch area, subsequent to September 15, 2010, of this approximately $7 million was spent on the construction of the gas plant.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

Pengrowth's entry into operated SAGD operations resulted from the 2004 acquisition of our Lindbergh property. In 2010, a new leader was assigned to the Lindbergh Project and a team, sourced both internally and externally, was in place by the end of the fourth quarter. A detailed review and update on the Lindbergh project was completed, an amendment to the existing Lindbergh regulatory application and responses to outstanding Supplemental Information Requests by the regulators was completed and submitted to both the Energy Resources Conservation Board and Alberta Environment. Late in 2010, three observation wells were drilled for the SAGD pilot. Subject to regulatory approvals, it is anticipated that construction will begin in the third quarter of 2011 followed by first steam at the SAGD pilot in the first quarter of 2012.

Olds/Garrington

During 2010 two proof of concept programs were tested in order to define the resources in the Cardium and Viking formations. Nine wells (5.8 net wells) were drilled in this program, one of which was junked and abandoned. Six wells were on production by the end of 2010 and with their results being evaluated to define future development. Total spending on these two programs was approximately $25 million.

During 2010 four Elkton wells (3.3 net wells) were drilled in the Harmattan area for approximately $9 million. Initial production from the wells drilled early in the year was 800 boe per day. Results from this program are positive with additional locations scheduled for the first quarter of 2011.

2011 Capital Program

Pengrowth currently anticipates the 2011 capital program, excluding acquisitions, to be $400 million, an increase of 12 percent from 2010 total capital spending of $358 million. It is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. Management believes that the capital guidance is an appropriate level of capital spending to replace a significant portion of production.

PENGROWTH 2010 Management’s Discussion & Analysis	11

RESERVES AND PERFORMANCE MEASURES

Reserves – Company Interest

Reserves Summary	2010	2009	2008
Proved Reserves
Drill + Revisions (mmboe) for the year	20.5	11.3	17.6
Net Acquisitions (mmboe) for the year	11.2	(0.9)	6.4
Total Proved Reserves at period end	221.0	216.6	235.2
Proved Reserve replacement ratio excluding acquisitions	75%	39%	59%
Proved Reserve replacement ratio including acquisitions	116%	36%	80%
Proved plus Probable Reserves (P+P)
Drill + Revisions (mmboe) for the year	27.1	2.6	23.9
Net Acquisitions (mmboe) for the year	22.8	(1.3)	9.7
Total Proved plus Probable Reserves at period end	318.4	295.7	323.5
P+P Reserve replacement ratio excluding acquisitions	99%	9%	80%
P+P Reserve replacement ratio including acquisitions	183%	4%	112%

Pengrowth reported year-end proved reserves of 221.0 mmboe and proved plus probable reserves of 318.4 mmboe for 2010 compared to 216.6 mmboe and 295.7 mmboe, respectively at year end 2009. During 2010, Pengrowth’s development and optimization activities resulted in the addition of 20.5 mmboe of Proved Reserves and 27.1 mmboe of Total Proved plus Probable Reserves including revisions. Acquisitions net of some minor dispositions in 2010 also added 11.2 mmboe of Proved Reserves and 22.8 mmboe of total proved plus probable reserves. The reserve additions in 2010 resulted in a reserve replacement ratio of 99 percent for total proved plus probable reserves excluding acquisitions, and 183 percent including acquisitions.

Further details of Pengrowth’s 2010 year-end reserves, F&D and FD&A calculations are provided in the AIF which is filed on SEDAR (www.sedar.com) or the 40-F filed on Edgar (www.sec.gov).

Performance Measures

Finding & Development Costs & Recycle Ratio	2010	2009	2008	3 yr average
Excluding Acquisitions (F&D)
Excluding Changes in FDC
Recycle Ratio (1)	2.17	0.32	2.14	1.69
F&D costs per boe	$12.15	$78.46	$16.27	$17.17
Including Changes in FDC
Recycle Ratio (1)	1.72	0.82	1.46	1.46
F&D costs per boe	$15.32	$30.81	$23.82	$19.85
Including Acquisitions (FD&A)
Excluding Changes in FDC
Recycle Ratio (2)	1.80	0.17	2.25	1.70
FD&A costs per boe – proved plus probable	$14.61	$151.45	$15.47	$17.04
Including Changes in FDC
Recycle Ratio (2)	1.43	0.44	1.65	1.44
FD&A costs per boe – proved plus probable	$18.46	$57.16	$21.13	$20.11

(1)	Recycle Ratio is calculated as operating netback per boe divided by F&D costs per boe based on proved plus probable reserves.

(2)	Recycle Ratio is calculated as operating netback per boe divided by FD&A costs per boe based on proved plus probable reserves.

The 2010 total proved plus probable finding and development cost (F&D), including changes in future development capital, were $15.32 per boe, a 50 percent decrease from the 2009 F&D cost per boe. The improvement year over year illustrates Pengrowth’s ability to create efficiencies through the drill bit by focusing on the development of repeatable resource plays in such areas as the Swan Hills Trend and at the newly acquired Groundbirch area. In addition, the 2009 F&D cost per boe was higher than Pengrowth’s historic average largely due to the impact of the 2009 reserve revisions.

12	PENGROWTH 2010 Management’s Discussion & Analysis

Recycle ratio is an important performance measure in assessing investment profitability and provides a comparison to our competitors. Pengrowth’s operating results and capital program in 2010 yielded a recycle ratio, excluding acquisition and including changes in FDC, of 1.72 and on a three year average was 1.46. The three year average recycle ratio was impacted by the 2009 reserve revisions while the 2010 recycle ratio reflects the lower F&D cost per boe.

Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves per debt adjusted share. The trend over the last three years for production per debt adjusted share has been relatively flat while reserves per debt adjusted share has improved in 2010, demonstrating Pengrowth’s ability to replace production with reserve adds from development activities.

Performance Measures	2010	2009	2008
Production per debt adjusted share (boe/share) (1)	0.07	0.08	0.07
Reserves per debt adjusted share (boe/share) (1)	0.78	0.74	0.76

(1)	Debt adjusted shares equals the shares outstanding plus the number of shares needed to retire all total long term debt at the year-end share price.

ACQUISITIONS & DISPOSITIONS

On September 15, 2010, Pengrowth successfully completed the acquisition of Monterey for total consideration of $445 million (see Note 4 to the financial statements for additional details of this transaction). This acquisition has provided Pengrowth with 21.0 gross (19.0 net) sections at Groundbirch in northeast British Columbia, a highly prospective Montney focused resource asset.

During the first quarter of 2010, Pengrowth completed the disposition of various gross overriding royalty interests. Proceeds of the disposition were approximately $38.4 million net of adjustments. Proceeds from this disposition were used for debt repayment.

PRODUCTION

	Three months ended						Twelve months ended
Daily production	Dec 31, 2010	% of total	Sept 30, 2010	% of total	Dec 31, 2009	% of total	Dec 31, 2010	% of total	Dec 31, 2009	% of total
Light crude oil (bbls)	21,762	29	20,967	29	21,948	28	21,743	29	22,841	29
Heavy oil (bbls)	6,673	9	6,585	9	7,235	9	6,789	9	7,551	9
Natural gas (mcf)	218,044	48	217,712	50	232,682	50	219,302	49	237,217	50
Natural gas liquids (bbls)	10,177	14	8,867	12	9,564	13	9,611	13	9,590	12
Total boe per day	74,953		72,704		77,529		74,693		79,518

Average daily production increased three percent in the fourth quarter of 2010 compared to the third quarter of 2010. Fourth quarter volumes were positively affected by production from the Monterey assets acquired in mid-September and the start-up of Groundbirch production in mid-December. Also positively impacting the fourth quarter was production from development activities, particularly Swan Hills trend production at Deer Mountain, House Mountain, and new production at Olds/Garrington. Optimization work completed at various field sites also had a positive impact. Also impacting the quarter were unplanned production outages in Quirk Creek, Sable Offshore Energy Project (“SOEP”) and Olds. Both fourth quarter and full year production decreased as a result of minor property dispositions, unscheduled production outages and production declines.

Pengrowth’s 2011 capital program should allow us to maintain average daily production volumes of between 74,000 and 76,000 boe per day. The capital program is expected to deliver new production that is split 80 percent crude oil and liquids and 20 percent natural gas and is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. Overall, Pengrowth’s production is projected to remain balanced at approximately 50 percent natural gas and 50 percent crude oil and liquids. The 2011 estimate excludes production from any potential future acquisitions and dispositions.

Light Crude Oil

Fourth quarter light crude oil production increased approximately four percent from the third quarter of 2010. This increase is mainly attributable to new Swan Hills trend production starting from new wells at Deer Mountain, House Mountain and new production at Olds/Garrington. Optimization and the resumption of production following third quarter turnaround activity also impacted production.

PENGROWTH 2010 Management’s Discussion & Analysis	13

The one percent decrease in light crude oil in the current quarter compared to the fourth quarter of 2009, is a result of production declines, partially offset by the development work mentioned above, the late 2009 acquisition of an additional working interest in House Mountain Unit #1, and additional production from well optimizations, particularly in the Jenner and Bantry areas. The year-over-year decrease of approximately five percent is a result of increased planned maintenance shutdown work in 2010, particularly the Judy Creek turnaround.

Heavy Oil

Heavy oil production increased approximately one percent in the fourth quarter of 2010 compared to the third quarter of 2010. This increase is attributable to volumes back on production after third quarter planned maintenance shutdowns at Bodo and Tangleflags, offset by production declines.

The eight percent decrease between the fourth quarters of 2010 and 2009 and the ten percent decrease year-over-year is attributable to production declines due to reduced capital investment during 2009, second quarter power outages in 2010 and increased downtime from surface and sub-surface maintenance work at partner operated Tangleflags.

Natural Gas

Natural gas production increased marginally in the fourth quarter compared to the third quarter of 2010. Included in the fourth quarter are a full three months of production from the Monterey acquisition, successful optimization work in the Princess area and approximately two weeks of initial production from Groundbirch. These additional volumes were partially offset by production declines and unscheduled maintenance at Olds, SOEP and Quirk Creek.

Production volumes were lower by approximately six percent comparing the fourth quarter of 2010 with the same quarter in 2009. The decrease is attributable to non-core gas focused asset dispositions in late 2009, scheduled and unscheduled downtime previously mentioned and natural declines. Partially offsetting these declines were production from the acquisition of Monterey, liquid rich gas development in the Harmattan area and the start-up of Groundbirch.

Production volumes decreased approximately eight percent comparing the full year of 2010 to the same period of 2009. These decreases are a result of the previously mentioned property divestitures and production declines. Partially offsetting the decreases are additional production volumes from development and optimization activity in Carson Creek, the previously mentioned development program at Harmattan and the volumes added from the acquisition of Monterey.

NGLs

NGL production increased approximately 15 percent in the fourth quarter of 2010 compared to the third quarter of 2010 and six percent comparing fourth quarter 2010 with the same period of 2009. The increase in both time periods is a result of lower miscible flood demand resulting in higher sales at Judy Creek and additional production from new liquids rich horizontal gas wells in Carson Creek C pool which came on stream mid-way through the third quarter 2010.

NGL volumes remained relatively flat comparing full year 2010 with full year 2009 with the increased NGL production at Carson Creek and Harmattan offset by lower sales volumes at Judy Creek resulting from the previously mentioned turnaround and reduced third party demand for miscible flood injectants plus production declines.

14	PENGROWTH 2010 Management’s Discussion & Analysis

COMMODITY PRICE

Average Realized Prices

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Light crude oil (per bbl)	77.37	72.18	74.37	74.89	63.94
after realized commodity risk management	74.98	73.93	75.79	75.04	72.36
Heavy oil (per bbl)	60.42	57.80	62.16	60.22	52.72
Natural gas (per mcf)	3.68	3.56	4.28	4.08	3.97
after realized commodity risk management	4.87	4.67	5.45	5.00	5.14
Natural gas liquids (per bbl)	56.74	53.55	54.52	56.99	42.12
Total per boe	46.25	43.24	46.44	46.59	40.29
after realized commodity risk management	49.01	47.07	50.35	49.34	46.19
Other production income	0.39	0.40	0.02	0.30	0.08
Total oil and gas sales per boe	49.40	47.47	50.37	49.64	46.27
Benchmark prices
WTI oil (U.S.$ per bbl)	85.24	76.21	76.13	79.61	62.09
AECO spot gas (Cdn$ per mmbtu)	3.61	3.54	4.61	3.99	3.99
NYMEX gas (U.S.$ per mmbtu)	3.98	4.23	4.93	4.38	4.16
Currency (U.S.$/Cdn$)	0.99	0.96	0.95	0.97	0.88

The WTI benchmark crude oil prices increased significantly in 2010, averaging U.S. $79.61 per bbl compared to an average price of $62.09 per bbl in 2009. On a year over year basis, Pengrowth’s average realized price, after risk management activities increased approximately seven percent from last year mainly as a result of higher benchmark crude prices in 2010.

U.S. based NYMEX natural gas benchmark prices started 2010 on a strong note with prices rallying above U.S. $5.00 per mmbtu as below normal temperatures across much of the consuming eastern U.S. and improved demand help support the early price rally. However, prices weakened as the year progressed and continued to experience downward pressure for much of the year. NYMEX gas prices averaged U.S. $4.38 per mmbtu in 2010, a slight improvement from 2009 average prices of U.S. $4.16 per mmbtu.

In Canada, the AECO spot market continued to trade at a discount to the NYMEX benchmark. The strengthening Canadian dollar together with U.S. production growth, an abundance of natural gas in Canadian storage and reduced Canadian exports to the U.S. have contributed to a wider basis for AECO compared to the NYMEX natural gas price. Our corporate realized natural gas price after risk management activities was $5.00 per mmbtu in 2010, an approximate three percent decrease over 2009 realized prices of $5.14 per mmbtu due to a lower hedged gas price in 2010.

Pengrowth’s average realized price was $49.01 per boe in the fourth quarter 2010, a four percent increase from the third quarter 2010 and a three percent decrease over the fourth quarter of 2009. Benchmark prices increased in the fourth quarter compared to the third quarter contributing to higher average prices for oil and natural gas.

The Canadian dollar strengthened significantly versus its U.S. counterpart in 2010 averaging $0.97 (U.S.$/Cdn$) compared to $0.88 (U.S.$/Cdn$) in 2009. A stronger outlook on the Canadian economy coupled with improved pricing for major commodities were the primary contributors to the surge in the Canadian dollar.

PENGROWTH 2010 Management’s Discussion & Analysis	15

Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Realized
Light crude oil ($ millions)	(4.8)	3.4	2.9	1.2	70.2
Light crude oil ($ per bbl)	(2.39)	1.75	1.42	0.15	8.42
Natural gas ($ millions)	23.9	22.3	25.0	73.9	101.0
Natural gas ($ per mcf)	1.19	1.11	1.17	0.92	1.17
Combined ($ millions)	19.1	25.7	27.9	75.1	171.2
Combined ($ per boe)	2.76	3.83	3.91	2.75	5.90
Unrealized
Total unrealized risk management (liabilities) assets at period end ($ millions)	(2.1)	50.4	(9.0)	(2.1)	(9.0)
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	50.4	51.3	31.1	(9.0)	164.7
Unrealized (loss) gain on risk management contracts	(52.5)	(0.9)	(40.1)	6.9	(173.7)

As part of the risk management strategy, Pengrowth uses forward price swaps to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow.

Despite liquid commodity prices remaining strong through 2010, natural gas prices remained lower than the average price achieved through our commodity risk management activities, resulting in a combined realized commodity risk management gain of $19.1 million compared to gains of $25.7 million and $27.9 million in the third quarter of 2010 and fourth quarter of 2009, respectively.

On a year over year basis, average realized prices increased approximately seven percent from the same period last year as a result of higher crude oil prices. The risk management activities resulted in a realized gain of $73.9 million compared to $101.0 million in 2009, for natural gas, whereas the realized gains for light crude were much lower at $1.2 million versus $70.2 million last year.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end.

The change in the forward price curve at the end of the fourth quarter compared to the third quarter of 2010 plus fourth quarter settlements resulted in an unrealized commodity risk management loss of approximately $52.5 million. For the same period last year, the change in the forward price curve resulted in an unrealized risk management loss of $40.1 million.

For the full year of 2010, the unrealized commodity risk management gain of $6.9 million primarily reflects a weaker natural gas forward price curve from year end 2009. In contrast, through 2009 an unrealized commodity risk management loss of $173.7 million was recorded as a result of an increase in the crude oil forward price curve.

16	PENGROWTH 2010 Management’s Discussion & Analysis

As of December 31, 2010, the following commodity risk management contracts were in place:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl (2)
Financial:
WTI (1)	12,000	Jan 1, 2011 - Dec 31, 2011	$87.87
WTI (1)	5,000	Jan 1, 2012 - Dec 31, 2012	$91.04

Natural Gas:
Reference Point	Volume (mmbtu/d)	Remaining Term	Price per mmbtu (2)
Financial:
AECO	45,021	Jan 1, 2011 - Dec 31, 2011	$5.60
Chicago MI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$6.78

Power:
Reference Point	Volume (MW)	Remaining Term	Price per MW (2)
Financial:
AESO	25	Jan 1, 2011 - Dec 31, 2011	$46.34

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

(2)	All prices are referenced in Canadian dollars

Based on our 2011 production forecast the above contracts represent approximately 32 percent of total liquids volumes at an average price of $87.87 per bbl and 22 percent of natural gas volumes at $5.71 per mmbtu. The power contract represents approximately 25 percent of estimated 2011 consumption.

Each $1 per barrel change in future oil prices results in approximately $6.2 million pre-tax change in the value of the crude contracts, while each $0.25 per mmbtu change in future natural gas prices results in approximately $4.6 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the statement of income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at December 31, 2010, future revenue and cash flow would be $2.1 million lower than that otherwise achievable if the contracts were not in place based on the estimated fair value of the risk management asset at period end. The $2.1 million net liability is composed of a net asset of $4.6 million relating to contracts expiring within one year and a liability of $6.7 million relating to contracts expiring beyond one year. Pengrowth fixes the Canadian dollar exchange rate at the same time it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each $1 per MW change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flow at that time.

In accordance with policies approved by the Board of Directors, Pengrowth may sell forward its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Production	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

PENGROWTH 2010 Management’s Discussion & Analysis	17

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 mmbtu per day and 2,500 bbls per day respectively. Each power consumption risk management transaction shall not exceed 25 MW.

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product to the overall sales revenue inclusive of realized commodity risk management activity.

	Three months ended						Twelve months ended
Sales Revenue ($ millions except percentages)	Dec 31, 2010	% of total	Sept 30, 2010	% of total	Dec 31, 2009	% of total	Dec 31, 2010	% of total	Dec 31, 2009	% of total
Light crude oil	150.1	44	142.6	45	153.0	43	595.5	44	603.2	45
Natural gas	97.6	29	93.5	29	116.8	33	400.4	30	444.8	33
Natural gas liquids	53.1	16	43.7	14	47.9	13	199.9	15	147.4	11
Heavy oil	37.1	11	35.0	11	41.4	11	149.2	11	145.3	11
Brokered sales/sulphur	2.8	–	2.7	1	0.2	–	8.3	–	2.5	–
Total oil and gas sales	340.7		317.5		359.3		1,353.3		1,343.2

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the fourth quarter of 2010 compared to the fourth quarter of 2009.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Quarter ended December 31, 2009	153.0	116.8	47.9	41.4	0.2	359.3
Effect of change in product prices	6.0	(12.4)	2.1	(1.1)	–	(5.4)
Effect of change in sales volumes	(1.3)	(5.8)	3.1	(3.2)	–	(7.2)
Effect of change in realized commodity risk management activities	(7.7)	(1.1)	–	–	–	(8.8)
Other	0.1	0.1	–	–	2.6	2.8
Quarter ended December 31, 2010	150.1	97.6	53.1	37.1	2.8	340.7

(1)	Primarily sulphur sales

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the full year of 2010 compared to same period of 2009.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Year ended December 31, 2009	603.2	444.8	147.4	145.3	2.5	1,343.2
Effect of change in product prices	86.9	9.0	52.2	18.6	–	166.7
Effect of change in sales volumes	(25.6)	(26.0)	0.3	(14.7)	–	(66.0)
Effect of change in realized commodity risk management activities	(68.9)	(27.1)	–	–	–	(96.0)
Other	(0.1)	(0.3)	–	–	5.8	5.4
Year ended December 31, 2010	595.5	400.4	199.9	149.2	8.3	1,353.3

(1)	Primarily sulphur sales

18	PENGROWTH 2010 Management’s Discussion & Analysis

ROYALTY EXPENSE

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Royalty expense	60.9	55.3	71.0	252.7	207.6
$ per boe	8.83	8.26	9.95	9.27	7.15
Royalties as a percent of sales	17.9%	17.4%	19.7%	18.7%	15.5%
Royalties as a percent of sales excluding realized risk management contracts	18.9%	18.9%	21.4%	19.8%	17.7%

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. Fourth quarter royalty rates remained steady compared to the third quarter of 2010. Royalty incentives for new wells at Carson Creek positively affected the royalty rate comparing the fourth quarters of 2010 and 2009. Higher liquid commodity prices through 2010 is the main factor impacting the royalty rate compared to 2009 where liquids commodity prices were lower and therefore benefited from changes to the Alberta royalty regime that became effective January 1, 2009.

Royalty expense for 2011 is forecasted to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Operating expenses(1)	108.8	84.9	94.0	371.7	384.4
$ per boe	15.77	12.69	13.18	13.63	13.24

(1)	Prior period restated to conform to presentation in the current period.

Operating expenses in the fourth quarter of 2010 were approximately 28 percent higher than the third quarter of 2010 (24 percent on a per boe basis). During the fourth quarter, operations teams increased maintenance activities in areas with winter only access (approximately $5 million) and were able to accelerate one time proactive maintenance work (approximately $4 million). In addition, fourth quarter operating expenses were impacted by continued subsurface and optimization activity particularly at Judy Creek (approximately $4 million), higher power costs (approximately $3 million), a prior period operating expense settlement in Fenn Big Valley (approximately $3 million), and additional operating costs from the conventional properties acquired with Monterey (approximately $2 million).

Fourth quarter 2010 operating costs compared to the fourth quarter of 2009 increased 16 percent (20 percent on a per boe basis) primarily attributable to higher power costs in the current quarter and unfavourable prior period adjustments stemming from previous property acquisitions. Continued effort in overall expense reduction coupled with the absence of unfavourable prior period adjustments experienced in 2009, resulted in lower operating expenses on a year-over-year basis.

2011 operating expenses are forecast to be $370 million or $13.54 per boe. Power costs are approximately 40 percent of Pengrowth’s operating costs. Pengrowth expects that power costs will remain essentially flat when compared to 2010 and will continue to actively manage these costs through its power shedding and risk management programs.

PROCESSING AND OTHER INCOME

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Processing & other income(1)	5.8	4.4	4.1	20.6	18.8
$ per boe	0.84	0.65	0.58	0.76	0.65

(1)	Prior period restated to conform to presentation in the current period.

PENGROWTH 2010 Management’s Discussion & Analysis	19

Processing and other income is derived from sales of casinghead gas, fees charged for processing and gathering third party gas, road use, and oil and water processing. Income increased in the fourth quarter of 2010 due to higher road use income and casinghead sales being recorded. Casinghead sales increased during the fourth quarter and for the full year of 2010 from additional development activity at Carson Creek.

This income primarily represents the partial recovery of operating expenses reported separately.

NET OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Net operating expenses(1)	103.0	80.5	89.9	351.1	365.6
$ per boe	14.93	12.04	12.60	12.87	12.59

(1)	Prior period restated to conform to presentation in the current period.

Included in the table above are operating expenses net of processing and other income.

TRANSPORTATION COSTS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Light oil transportation	1.9	2.0	1.2	7.3	4.7
$ per bbl	0.92	1.05	0.58	0.92	0.56
Natural gas transportation	2.4	1.5	2.9	8.5	8.8
$ per mcf	0.12	0.08	0.14	0.11	0.10

The increase in light oil transportation comparing the fourth quarters and full years of 2010 and 2009 is mainly attributable to trucking of sales quality NGLs from Carson Creek to the sales point at Whitecourt. Impacting natural gas transportation in the fourth quarter are additional costs incurred from volumes associated with the Monterey acquisition and the non-recurrence of a favorable third quarter adjustment.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.

AMORTIZATION OF INJECTANTS FOR MISCIBLE FLOODS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Purchased and capitalized	0.3	2.1	4.9	9.3	13.3
Amortization	3.0	3.5	4.4	15.1	20.0

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program at Judy Creek and Swan Hills is amortized equally over the period of expected future economic benefit. The costs of purchased injectants are amortized over a 24 month period. As of December 31, 2010, the balance of unamortized injectant costs was $ 10.0 million.

The amount of injectants purchased and capitalized in the fourth quarter of 2010 was lower than the third quarter of 2010 and fourth quarter of 2009 due to timing and the requirements of this program. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.

20	PENGROWTH 2010 Management’s Discussion & Analysis

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

Pengrowth recorded an average operating netback of $24.58 per boe in the fourth quarter of 2010 compared to $26.12 per boe in the third quarter of 2010 and $26.63 per boe for the fourth quarter of 2009. The decrease in the netback in the fourth quarter of 2010 compared to the third quarter of 2010 and the fourth quarter of 2009 is primarily due to higher operating costs. For the full year of 2010, operating netbacks were higher than in 2009 as a result of higher net revenues.

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Oil & gas sales (after commodity risk management)	49.40	47.47	50.37	49.64	46.27
Processing and other income (1)	0.84	0.65	0.58	0.76	0.65
Royalties	(8.83)	(8.26)	(9.95)	(9.27)	(7.15)
Operating expenses (1)	(15.77)	(12.69)	(13.18)	(13.63)	(13.24)
Transportation costs	(0.62)	(0.53)	(0.57)	(0.58)	(0.46)
Amortization of injectants	(0.44)	(0.52)	(0.62)	(0.55)	(0.69)
Operating netback(1)	24.58	26.12	26.63	26.37	25.38

	Three months ended			Twelve months ended
Light Crude Netbacks ($ per bbl)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Sales price (after commodity risk management)	74.98	73.93	75.79	75.04	72.36
Other production income	0.71	0.94	0.23	0.61	0.32
Oil & gas sales	75.69	74.87	76.02	75.65	72.68
Processing and other income	0.60	0.34	0.46	0.47	0.71
Royalties	(17.32)	(15.04)	(17.35)	(17.32)	(13.65)
Operating expenses (1)	(18.81)	(14.01)	(17.86)	(16.39)	(16.38)
Transportation costs	(0.92)	(1.05)	(0.58)	(0.92)	(0.56)
Amortization of injectants	(1.52)	(1.81)	(2.19)	(1.90)	(2.40)
Operating netback (1)	37.72	43.30	38.50	39.59	40.40

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Oil & gas sales	60.42	57.80	62.16	60.22	52.72
Processing and other income (2)	0.63	1.20	(0.84)	0.19	0.53
Royalties	(11.25)	(9.89)	(12.81)	(11.84)	(8.91)
Operating expenses (1)	(16.86)	(17.22)	(12.01)	(15.95)	(14.35)
Operating netback (1)	32.94	31.89	36.50	32.62	29.99

	Three months ended			Twelve months ended
Natural Gas Netbacks ($ per mcf)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Sales price (after commodity risk management)	4.87	4.67	5.45	5.00	5.14
Other production income	0.06	0.04	(0.01)	0.04	–
Oil & gas sales	4.93	4.71	5.44	5.04	5.14
Processing and other income (1)	0.21	0.15	0.18	0.20	0.13
Royalties	(0.31)	(0.45)	(0.58)	(0.42)	(0.31)
Operating expenses (1)	(2.39)	(1.88)	(1.85)	(2.01)	(1.91)
Transportation costs	(0.12)	(0.08)	(0.14)	(0.11)	(0.10)
Operating netback (1)	2.32	2.45	3.05	2.70	2.95

	Three months ended			Twelve months ended
NGLs Netbacks ($ per bbl)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Oil & gas sales	56.74	53.55	54.52	56.99	42.12
Royalties	(13.97)	(13.77)	(17.06)	(14.80)	(12.08)
Operating expenses (1)	(13.56)	(12.02)	(11.78)	(12.17)	(12.23)
Operating netback (1)	29.21	27.76	25.68	30.02	17.81

(1)	Prior period restated to conform to presentation in the current period.

(2)	Heavy oil processing and other income includes a prior period adjustment for processing income at Tangleflags.

PENGROWTH 2010 Management’s Discussion & Analysis	21

INTEREST AND FINANCING CHARGES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Interest and Financing charges	19.6	17.0	18.3	70.5	80.3

At December 31, 2010, Pengrowth had long term debt outstanding of $1,024.4 million the majority of which is denominated in foreign currency and $22.0 million in bank indebtedness. Of this, 94 percent is fixed at a weighted average interest rate of 6.2 percent, with the remaining six percent subject to floating rates which are presently three percent. The reduction in interest expense in 2010 compared to 2009 reflects the significant strengthening of the Canadian dollar and the decrease in outstanding indebtedness achieved over the past year and the redemption of the Convertible Unsecured Debentures.

Relative to the third quarter 2010, interest and financing charges increased $2.6 million due to fees related to the renewal of the credit facility and the resulting adjustment of its fee structure to current market rates.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Cash G&A expense	12.1	10.7	14.7	46.3	54.1
$ per boe	1.76	1.60	2.06	1.70	1.86
Non-cash G&A expense	(1.0)	0.3	(0.6)	4.6	8.1
$ per boe	(0.16)	0.04	(0.08)	0.17	0.28
Total G&A	11.1	11.0	14.1	50.9	62.2
$ per boe	1.61	1.63	1.98	1.87	2.14

The cash component of general and administrative (G&A) expenses increased $1.4 million in the fourth quarter of 2010 compared to the third quarter of 2010 mainly attributable to legal fees, the special trust unitholders’ meeting and other costs incurred related to the corporate conversion. In comparing to the same periods of 2009, a shift in focus for the corporation in 2010 coupled with cost control initiatives led to expense savings in a number of areas including third party consulting fees and legal fees related to business development activities.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (LTIP) see Note 13 to the financial statements. The compensation costs associated with these plans are expensed over the applicable vesting period. The decrease in the fourth quarter and for the full year of 2010 was primarily due to a change in the estimated performance multiplier on the 2008 Deferred Entitlement Unit grant vesting in the first quarter of 2011 (this change in estimate impacted non-cash G&A approximately $5.3 million year-over-year).

Total G&A costs are expected to increase for 2011 to $2.69 per boe when compared to full year 2010 of $1.87 per boe. Included in Pengrowth's 2011 G&A forecast, are non-cash G&A costs of approximately $0.47 per boe compared to $0.17 per boe in 2010.

RELATED PARTY TRANSACTIONS

The management agreement with Pengrowth Management Limited (“the Manager”) expired on June 30, 2009. No fees to the Manager have been incurred subsequent to the second quarter of 2009, where the total amount paid was $2.8 million.

A senior officer of the Corporation was a member of the Board of Directors of Monterey, a company that Pengrowth acquired in September 2010 (see Note 4 to the financial statements).

OTHER EXPENSE (INCOME)

Included in other income and expenses for the full year of 2010 is a $16.7 million gain composed of a $5.4 million gain realized on purchasing drilling credits from a third party, and an $11.3 million gain resulting from a property disposition where the proceeds received consisted of $17.0 million of drilling credits.

22	PENGROWTH 2010 Management’s Discussion & Analysis

GAIN ON EQUITY INVESTMENT

Pengrowth completed an acquisition of Monterey on September 15, 2010 as described in Note 4 of the consolidated financial statements. Under the new accounting guidance for business combinations, Pengrowth was required to fair value it’s previously held equity investment in Monterey and as a result, a non-cash gain of $73.8 million arising from the difference between the fair value and the book value of this investment prior to the acquisition was recorded in the consolidated statements of income. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

TAXES

Future Income Taxes

Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the year ended December 31, 2010, Pengrowth recorded a future tax reduction of $44.8 million. The future income tax reduction includes approximately $77.6 million related to taxable income earned by the Trust where both the income tax and future tax liabilities are the responsibility of the trust unitholders, offset by temporary differences relating to unrealized risk management gains. See Note 11 to the financial statements for additional information.

FOREIGN CURRENCY GAINS & LOSSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated debt	31.0	32.1	17.1	50.7	144.5
Unrealized foreign exchange gain (loss) on translation of U.K. pound sterling denominated debt	3.3	(1.3)	0.6	7.4	3.8
	34.3	30.8	17.7	58.1	148.3
Unrealized (loss) gain on foreign exchange risk management contract on U.K. pound sterling denominated debt	(4.5)	(0.2)	0.4	(8.1)	0.9
Total Unrealized foreign exchange gain	29.7	30.6	18.1	49.9	149.2
Realized foreign exchange gain (loss)	–	0.5	(0.1)	(2.1)	0.5

The total unrealized foreign exchange gain in the fourth quarter was $29.7 million compared to an unrealized foreign exchange gain of $30.6 million and $18.1 million in the third quarter 2010 and fourth quarter 2009, respectively. The primary source of Pengrowth’s unrealized foreign exchange gains and losses is attributed to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one quarter end to another. The unrealized foreign exchange gain this quarter was mainly the result of an increase in the closing exchange rate of the Canadian dollar to U.S. dollar since September 30, 2010.

As some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this, Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Depletion and depreciation	132.4	128.8	144.3	529.4	591.4
$ per boe	19.20	19.25	20.23	19.42	20.38
Accretion	5.7	5.8	7.1	23.0	27.7
$ per boe	0.83	0.87	1.00	0.84	0.95

PENGROWTH 2010 Management’s Discussion & Analysis	23

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on total proved reserves. Depletion and depreciation expense decreased ten percent year over year as a result of lower production volumes and lower cost reserve additions in 2010. On a per boe basis, the depletion cost was relatively flat in the fourth quarter of 2010 compared to the third quarter of 2010, however higher production volumes yielded a slightly higher depletion and depreciation expense in the fourth quarter. The prior year depletion and depreciation also reflects the impact of 2009 reserve negative revisions which increased the depletion rate per boe.

Pengrowth’s Asset Retirement Obligations (ARO) liability is increased for the passage of time (unwinding of the discount) through a charge to earnings that is referred to as accretion. Accretion is charged to net income over the lifetime of the producing oil and gas assets. Accretion expense decreased year over year and in the fourth quarter of 2010 compared to the same period last year as a result of reductions to the ARO liability at the end of 2009 and in the latter part of this year. The reduction to the ARO liability in 2010 were due to changes in the inflation rate assumption used in the calculation from two percent per annum to one and one half percent per annum and changes to the estimated timing of abandonment and reclamation. Management reviews the cost estimates and timing assumptions related to the ARO liability at least annually which may result in a revision to the ARO liability.

CEILING TEST

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flow expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects. The cash flow is estimated using expected future product prices and costs and are discounted using a risk-free interest rate, when required. There was a significant surplus in the Canadian GAAP ceiling test at December 31, 2010 and 2009.

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

For the year ended December 31, 2010 Pengrowth’s ARO liability decreased $29.3 million, including a revision of approximately $42 million. The revision was primarily a result of changes to the inflation rate from two percent per annum to one and one half percent per annum and changes to the timing of future abandonment, reclamation and remediation work. The inflation rate is based on current expectations and experience. The change in estimate was made on a prospective basis; a corresponding adjustment was made to the related asset. Pengrowth has estimated the net present value of its total ARO to be $260 million as at December 31, 2010 (December 31, 2009 – $289 million), based on a total escalated future liability of $1.8 billion (December 31, 2009 – $2.0 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2041 and 2061. A credit adjusted risk free rate of eight percent was used to calculate the net present value of the ARO.

REMEDIATION TRUST FUNDS AND REMEDIATION AND ABANDONMENT EXPENSE

During 2010, Pengrowth contributed $7.6 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The balance in these remediation trust funds was $42.1 million at December 31, 2010.

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

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through December 31, 2010, Pengrowth spent $20.9 million on abandonment and reclamation (December 31, 2009 – $18.0 million). Pengrowth expects to spend approximately $19 million in 2011 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

24	PENGROWTH 2010 Management’s Discussion & Analysis

CLIMATE CHANGE PROGRAMS

Since becoming effective July 1, 2007, Alberta regulates GHG emissions under the Climate Change and Emissions Management Act, the Specified Gas Reporting Regulation (the “SGRR”), which imposes GHG emissions reporting requirements, and the Specified Gas Emitters Regulation (the “SGER”) which imposes GHG emissions limits. These regulations require Alberta facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce emissions intensity by 12 percent over the average emission levels of 2003, 2004 and 2005. Companies can make their reductions through improvements to their operations; by purchasing Alberta-based offset credits or by contributing to the Climate Change and Emissions Management Fund. Pengrowth currently operates two facilities that are subject to the Alberta climate change regulations. Collectively, these facilities have reduced emissions by approximately 29 percent from the base line emissions (2009 data). This reduction exceeds current-day requirements. Pengrowth is assessing options for meeting future greenhouse gas emission requirements. However, if the emissions remain at the current levels, Pengrowth may experience additional annual costs of as much as $0.5 million for the acquisition of credits relating to the facilities to meet future baseline requirements. For further information, see Pengrowth’s AIF. Pengrowth is waiting on additional information from other jurisdictions to assess the impact it will have on its operations.

GOODWILL

As at December 31, 2010, Pengrowth had a recorded goodwill amount of $712.7 million. The $51 million increase in goodwill in the current period is due to the acquisition of Monterey.

In accordance with GAAP, the goodwill balance must be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such impairment exists, it would be charged to income in the period in which the impairment occurs. Management has assessed goodwill for impairment and determined there is no impairment at December 31, 2010.

WORKING CAPITAL

The working capital deficiency decreased at December 31, 2010 by $125.4 million compared to December 31, 2009. The change in working capital is primarily attributable to the maturity of the U.S. $150 million term notes on April 23, 2010. The repayment of the U.S. term notes was financed with the issuance of new U.S. dollar term notes in May 2010.

FINANCIAL RESOURCES AND LIQUIDITY

As at ($ thousands) :	Dec 31, 2010	Dec 31, 2009	Change
Term credit facilities	$39,000	$60,000	$(21,000)
Senior unsecured notes (1)	985,367	847,599	137,768
Current portion of long term debt	–	157,546	(157,546)
Convertible debentures	–	74,828	(74,828)
Total outstanding debt	1,024,367	1,139,973	(115,606)
Working capital deficiency excluding current portion of long term debt	91,629	59,461	32,168
Total debt including convertible debentures	$1,115,996	$1,199,434	$(83,438)
Total debt excluding convertible debentures	$1,115,996	$1,124,606	$(8,610)

Years Ended	Dec 31, 2010	Dec 31, 2009	Change
Net income	$230,257	$84,853	$145,404
Add:
Interest and financing charges	70,464	80,274	(9,810)
Future tax reduction	(44,829)	(142,945)	98,116
Depletion, depreciation, amortization and accretion	552,356	619,032	(66,676)
Other non-cash (income) expenses	(115,566)	44,482	(160,048)
EBITDA	$692,682	$685,696	$6,986
Total debt including convertible debentures to EBITDA	1.6	1.7	(0.1)
Total debt excluding convertible debentures to EBITDA	1.6	1.6	–
Total Capitalization including convertible debentures (2) (3)	$4,211,343	$3,935,174	$276,169
Total Capitalization excluding convertible debentures (2) (3)	$4,211,343	$3,860,346	$350,997
Total debt including convertible debentures as a percentage of total capitalization (2)	26.5%	30.5%	(4.0% )
Total debt excluding convertible debentures as a percentage of total capitalization (2)	26.5%	29.1%	(2.6% )

(1)	Non-current portion of long term debt.

(2)	Prior period restated to conform to presentation in the current period.

(3)	Total capitalization includes total outstanding debt plus Shareholders’ Equity.
(Total outstanding debt excludes working capital deficit (excess) but includes current portion of long term debt.)

PENGROWTH 2010 Management’s Discussion & Analysis	25

Term Credit Facilities

At December 31, 2010, Pengrowth had a $1.0 billion revolving credit facility which was renewed during the fourth quarter of 2010. The credit facility was reduced by $39 million in borrowings and $18 million in outstanding letters of credit. The credit facility also includes a $250 million expansion feature. In total, the credit facility provides Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks and expires on October 29, 2013. Pengrowth also maintains a $50 million demand operating facility with one Canadian bank which is reduced by borrowings of $22 million and $5 million in outstanding letters of credit. Together these two facilities provide Pengrowth with up to $1.2 billion of available credit at December 31, 2010.

Senior Unsecured Notes

On April 23, 2010, U.S $150 million in senior unsecured notes matured resulting in the realization of a cumulative $66 million foreign exchange gain previously recognized. The maturity was temporarily funded with borrowings from the revolving credit facility until a new issue of U.S. $187 million senior unsecured notes closed on May 11, 2010. The new notes were issued in two tranches, U.S. $71.5 million due May 2015 and U.S $115.5 million due May 2020 bearing interest at 4.67 and 5.98 percent respectively.

Convertible Debentures

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2010. All loan agreements are filed on SEDAR (www.sedar.com) as “Other” or “Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.	Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt must be less than 50 percent of total book capitalization; and

4.	EBITDA must not be less than four times interest expense.

There may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 19 to the December 31, 2010, audited consolidated financial statements.

Dividend Reinvestment Plan

In conjunction with the conversion of the Trust into a corporation, Pengrowth revised its Dividend Reinvestment Plan (“DRIP”). DRIP entitles shareholders to reinvest cash dividends in additional shares of the Corporation. Under the revised DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

26	PENGROWTH 2010 Management’s Discussion & Analysis

Previously, the Trust had a similar program where unitholders were entitled to reinvest cash distributions in additional trust units of the Trust. The trust units under this plan were issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date.

For the year ended December 31, 2010, 2.3 million trust units were issued for cash proceeds of $24.1 million under the reinvestment plan compared to 3.0 million trust units for cash proceeds of $26.3 million at December 31, 2009.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments and Note 20 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

CASH FLOW AND DISTRIBUTIONS/DIVIDENDS

The following table provides cash flow from operating activities, net income and distributions declared with the excess (shortfall) over distributions and payout ratio:

	Three months ended				Twelve months ended
($ thousands, except per trust unit amounts)	Dec 31, 2010		Sept 30, 2010	Dec 31, 2009	Dec 31, 2010		Dec 31, 2009
Cash flow from operating activities	137,783		159,926	149,933	605,995		551,350
Net income	1,937		125,632	50,523	230,257		84,853
Distributions declared	45,118	(1)	65,254	60,880	232,584	(1)	287,853
Distributions declared per trust unit	0.14	(1)	0.21	0.21	0.77	(1)	1.08
Excess of cash flow from operating activities over distributions declared	92,665		94,672	89,053	373,411		263,497
Per trust unit	0.28		0.32	0.32	1.24		1.00
(Shortfall) Surplus of net income (loss) over distributions declared	(43,181)		60,378	(10,357)	(2,327)		(203,000)
Per trust unit	(0.13)		0.20	(0.04)	(0.01)		(0.77)
Payout Ratio	33%		41%	41%	38%		52%

(1)	Reflects one month less of distribution declared as a result of the corporate conversion.

As a result of the depleting nature of Pengrowth's oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flow from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flow from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flow from operating activities.

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

DIVIDENDS

The board of directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings.

PENGROWTH 2010 Management’s Discussion & Analysis	27

Cash dividends are generally paid to shareholders on or about the 15th day of the month. Pengrowth paid $0.21 per trust unit as cash distributions in each of the quarters of 2010.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2010 and 2009.

2010	Q1	Q2	Q3	Q4
Oil and gas sales ($000's)	358,131	336,957	317,505	340,690
Net income/(loss) ($000's)	108,816	(6,128)	125,632	1,937
Net income/(loss) per share ($)	0.37	(0.02)	0.42	0.01
Net income/(loss) per share – diluted ($)	0.37	(0.02)	0.42	0.01
Cash flow from operating activities ($000's)	146,736	161,550	159,926	137,783
Distributions declared ($000's)	61,037	61,175	65,254	45,118	(1)
Distributions declared per unit ($)	0.21	0.21	0.21	0.14	(1)
Daily production (boe)	75,627	75,517	72,704	74,953
Total production (mboe)	6,806	6,872	6,689	6,896
Average realized price ($ per boe)	52.49	48.75	47.07	49.01
Operating netback ($ per boe)	27.58	27.16	26.12	24.58

2009	Q1	Q2	Q3	Q4
Oil and gas sales ($000's)	322,973	335,634	325,264	359,296
Net income/(loss) ($000's)	(54,232)	10,272	78,290	50,523
Net income/(loss) per share ($)	(0.21)	0.04	0.30	0.18
Net income/(loss) per share – diluted ($)	(0.21)	0.04	0.30	0.18
Cash flow from operating activities ($000's)	94,386	144,116	162,915	149,933
Distributions declared ($000's)	77,212	77,526	72,235	60,880
Distributions declared per unit ($)	0.30	0.30	0.27	0.21
Daily production (boe)	80,284	82,171	78,135	77,529
Total production (mboe)	7,226	7,478	7,188	7,133
Average realized price ($ per boe)	44.57	44.74	45.22	50.35
Operating netback ($ per boe) (2)	26.63	24.71	26.28	23.87

(1)	Reflects one month less of distribution declared as a result of the corporate conversion.

(2)	Prior period restated to conform to presentation in the current period.

In addition to natural decline, production changes over these quarters was a result of non-core property dispositions in the fourth quarter of 2009 and production limitations due to plant turnarounds and unscheduled maintenance in the third quarter of 2010 and the second and third quarters of 2009, partly offset by the Monterey acquisition in the third quarter of 2010. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) in 2010 and 2009 has also been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow was impacted by changes in operating and general and administrative costs.

28	PENGROWTH 2010 Management’s Discussion & Analysis

SELECTED ANNUAL INFORMATION

The table below provides a summary of selected annual financial information for the years ended 2010, 2009, and 2008.

	Twelve months ended December 31
($ thousands)	2010		2009	2008
Oil and gas sales	1,353,283		1,343,167	1,919,049
Net income	230,257		84,853	395,850
Net income per share (1) ($)	0.76		0.32	1.58
Net income per share (1) – diluted ($)	0.76		0.32	1.58
Distributions declared per trust unit ($)	0.77	(2)	1.08	2.59
Total assets	5,042,766		4,693,604	5,317,341
Long term debt(3)	1,024,367		982,427	1,599,418
Shareholders' equity (1)	3,186,976		2,795,201	2,663,805
Number of shares outstanding at year end (thousands) (1)	326,024		289,835	256,076

(1)	Comparative amounts are Trust units and Trust Unitholders' Equity.

(2)	Reflects one month less of distribution declared as a result of the corporate conversion.

(3)	Includes long term debt and convertible debentures.

Oil and gas sales for 2010 increased as a result of higher liquids prices through the year partly offset by lower production volumes primarily due to natural decline. Higher realized commodity prices for the first three quarters of 2008 were the main contributor to higher oil and gas sales values compared to 2009 and 2010. Net income and dividends declared are strongly linked to oil and gas sales. Long term debt is lower at December 31, 2010 and 2009 than in 2008 due mainly to $285 million of net proceeds from an equity issue being applied to the credit facility, and the repayment of the convertible debentures early in 2010.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ thousands)	2011	2012	2013	2014	2015	thereafter	Total
Long term debt (1)(2)	–	–	88,730	–	148,679	791,285	1,028,694
Interest payments on long term debt (3)	63,087	63,087	60,985	59,078	56,600	120,848	423,685
Other (4)	13,571	13,430	13,335	12,840	12,153	23,268	88,597
	76,658	76,517	163,050	71,918	217,432	935,401	1,540,976
Purchase obligations
Pipeline transportation	28,477	27,286	17,489	15,862	14,469	393	103,976
CO2 purchases (5)	3,114	2,811	2,828	2,843	2,860	818	15,274
	31,591	30,097	20,317	18,705	17,329	1,211	119,250
Remediation trust fund payments	250	250	250	250	250	11,250	12,500
	108,499	106,864	183,617	90,873	235,011	947,862	1,672,726

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt translated using the year end exchange rate. (see Note 9 of the financial statements)

(2)	The revolving credit facility matures in 2013. (see Note 9 of the financial statements)

(3)	Interest payments are calculated at period end exchange rates and interest rates except for foreign denominated fixed rate debt which is calculated at the actual interest rate.

(4)	Includes office rent and vehicle leases.

(5)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate.

PENGROWTH 2010 Management’s Discussion & Analysis	29

SUMMARY OF COMMON SHARE TRADING DATA

		High	Low	Close	Volume (000s)	Value ($ millions)
TSX - PGF ($ Cdn)
2010	1st quarter	11.96	10.15	11.75	33,376	372.7
	2nd quarter	12.00	8.50	9.73	34,038	361.0
	3rd quarter	11.44	9.40	11.34	47,522	488.8
	4th quarter	13.38	11.29	12.78	70,469	896.9
	Year	13.38	8.50	12.78	185,405	2,119.4

2009	1st quarter	12.33	5.84	7.10	30,564	252.6
	2nd quarter	9.81	6.71	9.18	26,934	233.8
	3rd quarter	11.33	7.49	11.33	28,766	269.0
	4th quarter	11.39	9.40	10.15	42,483	439.2
	Year	12.33	5.84	10.15	128,747	1,194.6

NYSE - PGH ($ U.S.)
2010	1st quarter	11.78	9.78	11.66	20,473	218.8
	2nd quarter	11.97	7.67	9.16	26,059	268.7
	3rd quarter	11.10	8.85	11.06	20,153	200.0
	4th quarter	13.25	11.02	12.86	19,810	245.0
	Year	13.25	7.67	12.86	86,493	932.5

2009	1st quarter	10.11	4.51	5.58	28,538	195.8
	2nd quarter	9.00	5.30	7.90	27,305	205.8
	3rd quarter	10.54	6.43	10.51	23,914	203.1
	4th quarter	10.52	8.81	9.63	29,823	290.7
	Year	10.54	4.51	9.63	109,580	895.4

BUSINESS RISKS

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. As the common shares allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•	Production could be shut-in at specific wells or fields in low commodity prices.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth reducing the recorded book value of some of its assets.

Risks associated with Liquidity

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

30	PENGROWTH 2010 Management’s Discussion & Analysis

•	Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

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

Risks associated with Operations

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

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

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

•	Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

Risks associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage

PENGROWTH 2010 Management’s Discussion & Analysis	31

of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely effected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•	Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at www.sedar.com.

SUBSEQUENT EVENTS

Subsequent to December 31, 2010, Pengrowth has entered into additional fixed price commodity sales contracts with third parties (see Note 23 to the financial statements).

On January 1, 2011, Pengrowth experienced a pipeline incident at the Swan Hills gas gathering pipeline system in North Central Alberta. The incident resulted in the shut-in of approximately 1,500 barrels of oil equivalent per day of production, net to Pengrowth. On March 2, 2011, the line was placed back in service.

OUTLOOK

At this time, Pengrowth anticipates spending $400 million on its capital program in 2011. The 2011 capital program is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. The capital program of $400 million represents a 12 percent increase compared with the $358 million 2010 program.

Pengrowth's 2011 production volumes are projected to be flat year-over-year and to deliver average daily production volumes of between 74,000 and 76,000 boe per day.

2011 operating costs are forecast to be $370 million or $13.54 per boe, essentially flat to 2010.

Total G&A costs are expected to increase for 2011 to $2.69 per boe when compared to full year 2010 of $1.87 per boe. Included in Pengrowth's 2011 G&A forecast, are non-cash G&A costs of approximately $0.47 per boe compared to $0.17 per boe in 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

What is IFRS?

International Financial Reporting Standards (“IFRS”) are a set of accounting standards developed by the International Accounting Standards Board. The goal of IFRS is to provide a global framework for how public companies prepare and disclose their financial statements. IFRS provides general guidance for the preparation of financial statements rather than setting rules for industry specific reporting. IFRS is now required or permitted in over 100 countries, including the European Union and much of the Pacific Rim. Canadian publicly accountable enterprises are required to adopt IFRS, in full, and without modification, in place of Canadian GAAP for interim and annual periods beginning on or after January 1, 2011. In the United States there is no current plan for the adoption of IFRS, although the Securities and Exchange Commission has eliminated the IFRS/U.S. GAAP reconciliation requirement for foreign-filers, like Pengrowth, when fully implemented and audited.

32	PENGROWTH 2010 Management’s Discussion & Analysis

IFRS Project Plan

Pengrowth commenced its IFRS conversion project in 2008 and has established a formal governance structure. This structure includes a full time IFRS Project Coordinator, a steering committee consisting of senior members of the finance team on an ongoing basis and includes information technology, treasury and operations personnel as required. Pengrowth has also engaged an external expert advisory firm. Regular IFRS project reporting is provided to senior management and to the Audit Committee of the Board of Directors. Senior management and the Board of Directors have participated in IFRS sessions to gain an understanding of the relevant aspects of IFRS.

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

Status – Pengrowth completed the initial design and planning in mid-2009. The planning is updated and progress is reported to the Audit Committee of the Board of Directors on a regular basis.

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

Status – Solution development began in late 2008 for classification of exploration and evaluation expenditures, depletion, cash generating units and impairment of capital assets, share based payments, business combinations, financial instruments, trust unit holder’s equity and shareholder’s equity, risk sharing arrangements (farm-outs, assets swaps, etc) and the initial adoption of IFRS. Pengrowth has completed its analysis but not finalized its position regarding provisions (including ARO) and income taxes.

•

Implementation – Involves implementing all of the changes approved in the solution development phase and may include changes to accounting policies, information systems, business processes, modification to agreements and training of staff impacted by the conversion.

Status – Implementation of information technology changes began in 2009. Training for the IFRS Steering Committee members commenced in 2008. Internal education of the Audit Committee, Board of Directors and key financial and accounting personnel began in the fourth quarter of 2009. Detailed implementation meetings involving internal personnel directly affected by IFRS also began in the fourth quarter of 2009. Continued training and implementation meetings occurred throughout 2010. We are currently in the implementation phase, including making systems and procedural changes necessary to produce 2010 IFRS comparative financial statements. The review of the expected changes in the 2010 IFRS financial statements, both internally and by our external auditors, began in the second quarter of 2010 and is ongoing. The implementation phase is expected to conclude upon issuance of 2011 audited annual financial statements in March 2012.

First – Time Adoption of IFRS

The IFRS adoption date of January 1, 2011 for Canadian publicly accountable enterprises will require the restatement, for comparative purposes, of amounts reported by Pengrowth for the year ended December 31, 2010, including the opening IFRS balance sheet as of January 1, 2010.

IFRS 1, “First-Adoption of International Financial Reporting Standards“ (“IFRS 1“), sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its general purpose financial statements. In addition, IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement of full retrospective application of IFRS. Pengrowth continues to review the potential adjustments to the January 1, 2010 opening IFRS balance sheet and the effects of transition to IFRS are subject to change. The most significant accounting policies that have been identified and the key differences that may impact the January 1, 2010 IFRS opening balance sheet are as follows:

Deemed Cost Exemption – Under Canadian full cost accounting, Pengrowth has historically accounted for exploration and development costs of oil and gas properties in the development and production phases in a single Canada wide full cost accounting

PENGROWTH 2010 Management’s Discussion & Analysis	33

pool. Under IFRS, exploration and evaluation expenditures will be reclassified as intangible exploration assets. IFRS 1 contains an exemption that would allow Pengrowth to measure oil and gas assets at the date of transition as follows:

(i)	exploration and evaluation assets are reclassified from the full cost pool to intangible exploration assets at the amount that was recorded under Canadian GAAP; and

(ii)	the remaining full cost pool is allocated to the producing/development assets and components pro rata using reserve values or reserve volumes.

Pengrowth intends to make use of this exemption. The reclassification of exploration and evaluation assets is expected to result in a $68 million increase in intangible exploration assets with a corresponding decrease in property, plant and equipment at January 1, 2010. The remaining full cost pool will be allocated on the basis of total proved plus probable using reserve values and January 1, 2010 forecast pricing. The total value of exploration and producing oil and gas assets will remain unchanged.

Impairment of Property, Plant & Equipment (“PP&E”) assets – Pengrowth is required to assess the PP&E assets for impairment upon transition to IFRS. Currently, impairment of PP&E is assessed at a consolidated level under Canadian GAAP. Under IFRS, impairment of PP&E must be assessed at a more detailed level. Impairment calculations will be performed at the Cash Generating Unit (“CGU”) level, using the greater of fair value less costs to sell or the value in use. We do not currently expect to record any impairment of oil and gas assets on transition to IFRS.

Impairment of Goodwill – Pengrowth is required to assess goodwill for impairment upon transition to IFRS. Currently impairment of goodwill is assessed at a consolidated level under Canadian GAAP. Under IFRS, goodwill is identified with specific CGUs or group of CGUs and consequently impairment must be assessed at a more detailed level. Impairment testing of goodwill will be performed in relation to the individual CGU or groups of CGUs that the goodwill relates to. We do not currently expect to record any impairment of goodwill on transition to IFRS.

Business Combinations – IFRS 1 would allow Pengrowth to adopt the IFRS policies for business combinations on a prospective basis rather than retrospectively restating all prior business combinations. Pengrowth is expecting to use this IFRS 1 exemption and not restate any business combinations prior to the IFRS transition date of January 1, 2010. The IFRS policies for business combinations are converged with the new CICA Handbook section 1582 that are effective for business combinations completed on or after January 1, 2011; however, early adoption under Canadian GAAP is permitted. Early adoption would eliminate the majority of differences between Canadian GAAP, U. S. GAAP and IFRS for business combinations completed prior to December 31, 2010. Pengrowth has early adopted CICA 1582, effective January 1, 2010. The acquisition of Monterey in the third quarter of 2010 is the first transaction affected by this change.

Provisions – Under IFRS, contract liabilities and decommissioning obligations are classified as provisions. Accounting for contract liabilities remains unchanged under IFRS. Decommissioning obligations, disclosed as asset retirement obligations under Canadian GAAP, are anticipated to be calculated using a risk free discount rate under IFRS, which is currently estimated to be four percent. In addition, the timing and cost estimates are being revised to reflect the best estimate of what Pengrowth would rationally pay to settle the obligation, as permitted under IFRS. The net effect of using a risk free discount rate, partly offset by revised timing and cost estimates is expected to result in approximately $162 million or 56% increase to decommissioning liabilities as presented on the January 1, 2010 opening IFRS Balance Sheet. Under Canadian GAAP, Pengrowth used a credit adjusted risk free rate of 8%. Due to the use of the aforementioned IFRS 1 election for full cost oil and gas entities, the increase to the decommissioning liabilities is required to be recognized directly in opening equity, resulting in a corresponding increase to the opening deficit estimated to be approximately $99 million, after tax. The International Accounting Standards Board and its Interpretations Committee continue to debate the inclusion of an entity’s own credit risk in the discount rate used for long-term provisions. It is unclear if clarification of the requirement to use a risk free discount rate will be forthcoming before the filing of the Q1 2011 interim financial statements prepared in accordance with IFRS.

Income Tax – Any changes to income tax reporting are expected to be predominantly caused by changes in the book value of assets and changes in tax rates applied, not due to the change in income tax accounting methodology. IFRS requires that all future taxes be disclosed as non-current assets or liabilities and designated as deferred taxes. In addition, as the Trust was classified as a mutual fund trust on the transition date, for Canadian tax purposes, the income tax assets and liabilities of the Trust must be tax effected using the top marginal rate of 39% upon transition to IFRS which is expected to result in a reduction to the future tax liability of $164 million. This adjustment, in addition to the tax affect of other IFRS opening balance sheet adjustments, is expected to result in a total reduction to future income taxes of approximately $226 million and a decrease to the deficit of approximately $219 million and an increase to equity of approximately $7 million upon transition. It is also anticipated that a significant portion of this transition adjustment will reverse through deferred tax expense in the fourth quarter 2010 IFRS comparative income statement as a result of Pengrowth’s conversion to a dividend paying corporation on December 31, 2010.

34	PENGROWTH 2010 Management’s Discussion & Analysis

Financial Instruments – IFRS allows a one-time opportunity to re-examine the designation of financial instruments. Pengrowth expects to re-designate the Judy Creek Remediation Trust Fund from held-to-maturity to fair-value-through-profit-or-loss and the Private Company investment from available-for-sale to fair-value-through-profit-or-loss upon transition to IFRS and therefore record these assets at fair value. This would result in a $7 million increase to other assets at January 1, 2010 with a corresponding decrease to opening deficit upon transition to IFRS. Future changes in the fair value would be recognized in income.

Trust Unit-Holders Equity – If unable to qualify for classification as equity, Pengrowth trust units would be classified as liabilities on the balance sheet prior to December 31, 2010. After a detailed review of Pengrowth’s trust indenture, we believe that Pengrowth’s trust unit holder’s equity will continue to be classified in equity. The significance of this issue is minimized as Pengrowth converted to a dividend paying corporation on December 31, 2010 and the common shares of Pengrowth Energy Corporation are classified as equity under IFRS.

Pengrowth has completed its initial assessment of the adoption of IFRS and anticipates changes to the January 1, 2010 opening balance sheet as noted below. Management has not yet finalized its accounting policies and as such the expected opening balance sheet may change. In addition, due to potential changes to IFRS prior to Pengrowth’s adoption of IFRS, management’s plan and accounting policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A. The effects of transition to IFRS on Provisions and Deferred Income Taxes, in particular, may be subject to change due to uncertainty over discount rates, future expected costs and treatment of temporary tax differences within the Trust.

Preliminary Reconciliation of the Opening Balance Sheet items impacted by IFRS, as of January 1, 2010

($ thousands)	Cdn GAAP	Reclassification upon transition to IFRS	Effect of transition to IFRS	IFRS
Future income tax assets (d)	969	(969)	–	–
Other assets (c)	46,027	–	6,984	53,011
Deferred income taxes (d)	–	(180,671)	225,991	45,320
Property, plant and equipment (a)	3,789,369	(67,597)	–	3,721,772
Intangible exploration assets (a)	–	67,597	–	67,597
Current portion of contract liabilities (b)	1,728	(1,728)	–	–
Current portion of provisions (b)	–	21,227	–	21,227
Contract liabilities (b)	7,952	(7,952)	–	–
Provisions (b)	–	277,249	161,815	439,064
Asset retirement obligations (b)	288,796	(288,796)	–	–
Future income taxes (d)	181,640	(181,640)	–	–
Trust unitholders’ equity (e)	4,920,945	–	6,379	4,927,324
Deficit (e)	(2,144,521)	–	64,781	(2,079,740)

(a)	IFRS 1 election for full cost oil and gas entities

Pengrowth expects to elect an IFRS 1 exemption whereby the Canadian GAAP full cost pool will be measured upon transition to IFRS as follows:

(i)	exploration and evaluation assets are reclassified from the full cost pool to intangible exploration assets at the amount that was recorded under Canadian GAAP; and

(ii)	the remaining full cost pool is allocated to the producing/development assets and components pro rata using total proved plus probable reserve values and January 1, 2010 forecasted prices.

This would result in a $68 million increase in intangible exploration assets with a corresponding decrease in property, plant and equipment.

(b)	Provisions

Under IFRS, contract liabilities and decommissioning obligations are classified as provisions.

PENGROWTH 2010 Management’s Discussion & Analysis	35

Accounting for contract liabilities remains unchanged under IFRS.

Decommissioning obligations, disclosed as asset retirement obligations under Canadian GAAP, are anticipated to be calculated using a risk free discount rate under IFRS, which is currently estimated to be four percent. In addition, the timing and cost estimates are being revised to reflect the best estimate of what Pengrowth would rationally pay to settle the obligation, as permitted under IFRS. The net effect of using a risk free discount rate, partly offset by revised timing and cost estimates is expected to result in an approximately $162 million or 56% increase to decommissioning liabilities as presented on the Balance Sheet. Due to the use of the aforementioned IFRS 1 election for full cost oil and gas entities, the offset to the increase to the decommissioning liabilities is required to be recognized directly in opening equity, resulting in a corresponding increase to the opening deficit. In the absence of the use of this IFRS 1 election for full cost oil and gas entities, the offset to the increase in the decommissioning liability would be recognized as an increase to the net book value of the related assets, resulting in an increase to property, plant and equipment of $162 million. In addition, $19 million of these expenditures are expected to be made in 2010 and are thus classified as current liabilities.

The International Accounting Standards Board and its Interpretations Committee continue to debate the inclusion of an entity’s own credit risk in the discount rate used for long-term provisions. It is unclear if clarification of the requirement to use a risk free discount rate will be forthcoming before the filing of the Q1 2011 interim financial statements prepared in accordance with IFRS.

The estimated effect on Provisions of the implementation of IFRS, assuming the use of a four percent discount rate, can be quantified as follows:

Increase in Decommissioning Liabilities	$161,815
Tax Effect	(63,108)
Increase to opening deficit	$98,707

(c)	Other assets

Pengrowth expects to re-designate the Judy Creek Remediation Trust Fund from held-to-maturity to fair-value-through-profit-or-loss and the Private Company Investment from available-for-sale to fair-value-through-profit-or-loss upon transition to IFRS and recorded these assets at fair value. This would result in a $7.0 million increase to other assets at January 1, 2010 with a corresponding decrease to opening deficit upon transition to IFRS. Future changes in the fair value would be recognized in income.

The estimated effect on Other Assets of the implementation of IFRS can be quantified as follows:

Increase in Other Assets	$6,984
Tax Effect	(891)
Decrease to opening deficit	$6,093

(d)	Deferred income taxes

Under IFRS, all deferred income taxes are reported as non-current, resulting in a reclassification of the $1.0 million deferred tax asset to long term deferred tax liabilities at January 1, 2010.

The change in the net present value of the decommissioning liability is expected to result in a $63 million decrease in the deferred tax liability. The change in the carrying value of the Judy Creek remediation fund and Private Company investment is expected to result in a $1 million increase in the deferred tax liability. At January 1, 2010, the Trust was a flow-through entity that paid a significant portion of its taxable income to the unit-holders. The temporary tax difference of the Trust under IFRS must be tax affected at the top marginal tax rate in Canada resulting in a reduction of the deferred tax liability of $164 million and a resulting decrease in the opening deficit of $157 million and an increase to trust unit-holders’ capital of $7 million. A significant portion of this tax recovery is expected to reverse through the IFRS comparative income statement as deferred tax expenses in the fourth quarter of 2010 as Pengrowth converted to a dividend paying corporation on December 31, 2010.

36	PENGROWTH 2010 Management’s Discussion & Analysis

The estimated effect on Deferred Income Taxes of the implementation of IFRS can be quantified as follows:

Decrease in tax liability due to increase in provisions	$63,108
Increase in tax liability due to increase in other assets	(891)
Decrease in tax liability due to changes to book value of net assets	$62,217
Decrease in tax liability due to changes in effective tax rate	163,774
Decrease in opening deferred tax liability	$225,991

Cdn GAAP Future Tax Liability	$(180,671)
Decrease in opening deferred tax liability	225,991
IFRS Deferred Tax Asset	$45,320

(e)	Opening Deficit

Under IFRS 1 – First Time Adoption of International Financial Reporting Standards (“IFRS 1”) most changes to the January 1, 2010 opening balance sheet are applied retrospectively through opening deficit. This includes changes to Provisions, Other Assets and Deferred Taxes as described above.

The estimated effect on the Opening Deficit of the implementation of IFRS can be quantified as follows:

Increase due to increase to provisions	$(98,707)
Decrease due to change to other assets	6,093
Decrease in tax liability due to changes in effective tax rates	157,395
Decrease to opening deficit	$64,781

Increase to trust unitholders’ capital to change in effective tax rate	$6,379

Ongoing IFRS differences post first time adoption

In addition to the IFRS differences affecting the January 1, 2010 opening balance sheet, Pengrowth continues to review the potential adjustments to ongoing application of IFRS after the initial transition. Due to potential changes to IFRS prior to Pengrowth’s adoption of IFRS, management’s plan and accounting policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A. The most significant ongoing accounting policies that have been identified and the key differences that may impact the financial statements are as follows:

•

Accounting for Exploration and Evaluations (“E&E”) expenditures – Upon transition to IFRS, Pengrowth will reclassify E&E expenditures that are currently included in the PP&E balance on the Consolidated Balance Sheet. This will be comprised of the book value of Pengrowth’s unproven properties of approximately $68 million that was excluded from Depletion at December 31, 2009 (see note 6 to the 2009 audited annual financial statements) and is expected to increase through 2010 due to expenditures on exploration and evaluation activities and the acquisition of additional exploration and evaluation properties. E&E assets will not be depleted but must be assessed for impairment when there are indicators for possible impairment, such as allowing the mineral rights lease to expire or a decision to no longer pursue exploration and evaluation of a specific E&E asset. The majority of the property, plant and equipment acquired in the Monterey acquisition was allocated to unproven and development properties, which significantly increased the net book value of E&E assets as of December 31, 2010.

•

Impairment of PP&E assets – Impairment of PP&E is currently assessed at a single consolidated level using an annual ceiling test. Under IFRS, impairment of PP&E must be assessed at a more detailed level whenever there is an indication of impairment such as changes in commodity prices or operational performance. Under IFRS, impairment calculations will be performed at the Cash Generating Unit (“CGU”) level, using the greater of fair value less costs to sell or the value in use. This may result in more frequent impairments of assets under IFRS given the smaller size of the entity or CGU being evaluated.

•

Calculation of Depletion Expense – Pengrowth currently calculates depletion of production and development assets on a consolidated basis based on total production and total proved reserves. Under IFRS, depletion will be calculated at a more detailed level and at least at the level of cash generating units. In addition, under IFRS Pengrowth has chosen to use total proven plus probable reserves for its depletion calculation. The use of total proven plus probable reserve base for calculating depletion would be expected to result in a decrease to the consolidated depletion expense of approximately $4.25 to $4.75 per boe of production or $28 million to $33 million per quarter.

•

Risk Sharing Arrangements and Dispositions – Risk sharing arrangements where Pengrowth cedes a portion of its working interest to a partner are generally considered disposals of property, plant and equipment under IFRS. Canadian full cost

PENGROWTH 2010 Management’s Discussion & Analysis	37

accounting guidelines require that no gain or loss be recorded on these or other dispositions where the change in consolidated depletion is less than 20 percent. No such guidance exists under IFRS. As a result, it is expected that Pengrowth will record gains or losses on these transactions under IFRS. The significance of these gains or losses will be dependant on the details of specific transactions and cannot be reasonably quantified. The first transaction identified, the previously disclosed GORR sale in Q1 2010, is expected to result in a gain of approximately $8 million as compared to no gain under current GAAP.

•

Financial Covenants – Pengrowth has analyzed the impact of IFRS on financial covenants and financing relationships. The primary impact will be an increase in the debt-to-equity ratio as a result of the IFRS opening balance sheet adjustments to the deficit. Pengrowth nonetheless expects to be fully compliant with all financial debt covenants upon transition to IFRS.

•

Compensation Arrangements – Pengrowth does not expect any material changes to compensation arrangements, including all share based compensation plans, due to the transition to IFRS. Pengrowth has reviewed internal compensation arrangements and determined that the anticipated changes to financial measures as a result of IFRS will not directly affect any of these compensation arrangements.

In addition to the accounting policy differences, Pengrowth’s transition to IFRS will impact the internal controls over financial reporting, the disclosure controls and procedures and IT systems as follows:

•

Internal controls over financial reporting – As the review of Pengrowth’s accounting policies is completed, an assessment has been made to determine changes required for internal controls over financial reporting. For example, additional controls will be implemented for the IFRS 1 changes and preparation of comparative information. This will be an ongoing process to ensure that changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

•

Disclosure controls and procedures – Throughout the transition process, Pengrowth will be assessing stakeholders’ information requirements and will ensure that adequate and timely information is provided so that stakeholders are kept apprised.

•

IT Systems – Pengrowth has completed the system modifications required for IFRS reporting. Pengrowth’s IT systems did not require significant modifications to track PP&E and E&E at a more detailed level within the financial reporting systems. Pengrowth’s IFRS staff has worked with IT and operational staff to ensure all costs are captured and recorded in a manner consistent with IFRS depletion, impairment cost center groupings and accounting for asset retirement obligations. Insignificant changes to procedures and systems outside the accounting and finance department have been made. Changes were also made to allow Pengrowth to account for certain transactions and prepare Canadian GAAP and IFRS financial statements in 2010. Additional systems modifications may be required.

Pengrowth continues to make progress on its IFRS convergence plan and management believes that Pengrowth will be in a position to prepare IFRS financial statements in the first quarter of 2011. Pengrowth has not made any final determination as to what options it may select upon conversion to IFRS. Changes in financial reporting under some options may be significantly different. The final decisions are subject to the approval of Pengrowth’s Audit Committee and Board of Directors and the concurrence of Pengrowth’s auditors. Pengrowth continues to monitor the IFRS adoption efforts of many of its peers and participates in related processes, as appropriate. Pengrowth is currently involved in an IFRS working group composed of intermediate to large oil and gas producers and an IFRS and Financial Reporting group consisting of a peer group of former income trusts.

Recent Accounting Pronouncements

As of January 1, 2010, Pengrowth early adopted the following new Canadian standards:

CICA 1582 “Business Combinations”, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, consideration paid, contingent consideration and certain acquired contingencies to be measured at fair value on the date of acquisition. In addition, acquisition related and restructuring costs are recognized separately from the business combination and are included in the statement of income. The adoption of this standard impacts the accounting treatment of business combinations entered on or after January 1, 2010. With respect to the Monterey acquisition in 2010 (Note 4), the most significant impact of the new standards was the recognition of a $73.8 million gain on existing equity investment in Monterey. In addition, the share consideration paid for Monterey was valued using the closing date trust unit price versus the announcement date trust unit price which increased the consideration paid by $40.0 million.

CICA 1601 "Consolidated Financial Statements", which together with Section 1602 below replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Pengrowth’s financial statements.

CICA 1602 "Non-controlling Interests” establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are

38	PENGROWTH 2010 Management’s Discussion & Analysis

attributed to both the parent and non-controlling interest. The adoption of this standard had no impact on the consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

The CEO, Derek Evans, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the year ending December 31, 2010. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.

Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2010, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Energy Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.

It should be noted that while Pengrowth’s CEO and CFO believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada and reconciling to accounting principles generally accepted in the U.S. for note disclosure purposes. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of internal control over financial reporting as of December 31, 2010 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included with our audited consolidated financial statements for the year ended December 31, 2010. No changes were made to our internal control over financial reporting during the year ending December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

PENGROWTH 2010 Management’s Discussion & Analysis	39

APPENDIX C

CONSOLIDATED FINANCIAL STATEMENTS OF PENGROWTH ENERGY CORPORATION, INCLUDING MANAGEMENT’S REPORT TO SHAREHOLDERS, THE AUDITORS’ REPORTS AND NOTE 24 THEREOF WHICH INCLUDES A RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

MANAGEMENT’S REPORT TO SHAREHOLDERS

MANAGEMENT’S RESPONSIBILITY TO SHAREHOLDERS

The financial statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgments, where appropriate.

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

Management is also responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, including management’s requirement to assess the effectiveness of internal control over financial reporting as at December 31, 2010. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of four non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

March 8, 2011

40	PENGROWTH 2010 Financial Results

INDEPENDENT AUDITORS’ REPORT OF REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PENGROWTH ENERGY CORPORATION

We have audited the accompanying consolidated financial statements of Pengrowth Energy Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of income and deficit, and cash flow for years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Pengrowth Energy Corporation as at December 31, 2010 and 2009 and its consolidated results of operations and consolidated cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

EMPHASIS OF MATTER

We draw your attention to Note 3 to the consolidated financial statements which describes the early adoption of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582 “Business Combinations”. Our opinion is not qualified in respect of this matter.

OTHER MATTER

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Pengrowth Energy Corporation’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2011 expressed an unmodified opinion on the effectiveness of the Pengrowth Energy Corporation’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
March 8, 2011

PENGROWTH 2010 Financial Results	41

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PENGROWTH ENERGY CORPORATION

We have audited Pengrowth Energy Corporation’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pengrowth Energy Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on Pengrowth Energy Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, Pengrowth Energy Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Pengrowth Energy Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income and deficit and cash flow for the years then ended, and our report dated March 8, 2011 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Calgary, Canada
March 8, 2011

42	PENGROWTH 2010 Financial Results

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

	As at December 31 2010		As at December 31 2009
ASSETS
Current Assets
Cash and term deposits		$2,849	$–
Accounts receivable		189,616	182,342
Fair value of risk management contracts (Note 20)		13,550	14,001
Future income taxes (Note 11)		–	969
		206,015	197,312
Other Assets (Note 5)		47,114	46,027
Property, Plant And Equipment (Note 6)		4,076,976	3,789,369
Goodwill (Note 4)		712,661	660,896
TOTAL ASSETS	$5,042,766		$4,693,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness (Note 9)		$22,000	$11,563
Accounts payable		240,952	185,337
Distributions payable (Note 14)		22,534	40,590
Fair value of risk management contracts (Note 20)		9,278	17,555
Future income taxes (Note 11)		1,203	–
Contract liabilities (Note 7)		1,677	1,728
Current portion of long-term debt (Note 9)		–	157,546
		297,644	414,319
Fair Value of Risk Management Contracts (Note 20)		31,416	23,269
Contract Liabilities (Note 7)		6,275	7,952
Convertible Debentures (Note 8)		–	74,828
Long Term Debt (Note 9)		1,024,367	907,599
Asset Retirement Obligations (Note 10)		259,538	288,796
Future Income Taxes (Note 11)		236,550	181,640
Shareholders’ Equity
Shareholders’ capital (Notes 1 and 12)		3,167,383	–
Trust unitholders’ capital (Note 12)		–	4,920,945
Equity portion of convertible debentures (Note 8)		–	160
Contributed surplus (Note 12)		19,593	18,617
Deficit (Note 14)		–	(2,144,521)
		3,186,976	2,795,201
Commitments (Note 21)
Contingencies (Note 22)
Subsequent Event (Note 23)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$5,042,766	$4,693,604

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Pengrowth Energy Corporation.

Director	Director

PENGROWTH 2010 Financial Results	43

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Stated in thousands of dollars, except per share amounts)

	Year Ended December 31
	2010	2009
REVENUES
Oil and gas sales	$1,353,283	$1,343,167
Unrealized gain (loss) on commodity risk management (Note 20)	6,949	(173,726)
Processing and other income	20,598	18,758
Royalties, net of incentives	(252,699)	(207,563)
	1,128,131	980,636
EXPENSES
Operating	371,716	384,412
Transportation	15,739	13,467
Amortization of injectants for miscible floods	15,056	19,989
Interest and financing charges	70,464	80,274
General and administrative	50,894	62,195
Management fee (Note 17)	–	2,793
Realized foreign exchange loss (gain) (Note 15)	2,061	(489)
Unrealized foreign exchange gain (Note 15)	(49,918)	(149,233)
Depletion, depreciation and amortization	529,396	591,355
Accretion (Note 10)	22,960	27,677
Gain on equity investment (Note 4)	(73,756)	–
Other (income) expenses	(11,909)	6,288
	942,703	1,038,728
Income (loss) before taxes	185,428	(58,092)
Future income tax reduction (Note 11)	(44,829)	(142,945)
NET INCOME AND COMPREHENSIVE INCOME	$230,257	$84,853
Deficit, beginning of year	(2,144,521)	(1,941,521)
Distributions declared (Notes 1 and 14)	(232,584)	(287,853)
Elimination of deficit (Notes 1 and 14)	2,146,848	–
DEFICIT, END OF YEAR (Note 14)	$–	$(2,144,521)
Net income per share (Notes 1 and 18)
Basic and Diluted	$0.76	$0.32

See accompanying notes to the consolidated financial statements.

44	PENGROWTH 2010 Financial Results

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

	Year Ended December 31
	2010	2009
CASH PROVIDED BY (USED FOR):
OPERATING
Net income and comprehensive income	$230,257	$84,853
Depletion, depreciation and accretion	552,356	619,032
Future income tax reduction (Note 11)	(44,829)	(142,945)
Contract liability amortization	(1,728)	(2,483)
Amortization of injectants	15,056	19,989
Purchase of injectants	(9,324)	(13,298)
Expenditures on remediation (Note 10)	(20,926)	(18,042)
Unrealized foreign exchange gain (Note 15)	(49,918)	(149,233)
Unrealized (gain) loss on commodity risk management (Note 20)	(6,949)	173,726
Trust unit based compensation (Note 12)	4,565	8,125
Non-cash gain on equity investment (Note 4)	(73,756)	–
Other items	1,192	4,248
Changes in non-cash operating working capital (Note 16)	9,999	(32,622)
	605,995	551,350
FINANCING
Distributions paid (Notes 1 and 14)	(250,640)	(334,405)
Bank indebtedness	10,437	8,932
Repayment of Monterey bank debt (Note 4)	(41,883)	–
Repayment of long term debt (Note 9)	(172,600)	(312,000)
Private placement of term notes, net of costs (Note 9)	189,902	–
Redemption of convertible debentures (Note 8)	(76,610)	–
Other financing costs	(3,110)	–
Proceeds from equity issues	26,980	321,605
	(317,524)	(315,868)
INVESTING
Expenditures on property, plant and equipment	(333,842)	(207,451)
Other property acquisitions	(20,171)	(35,655)
Proceeds on property dispositions	60,721	41,885
Other investments	(2,906)	852
Change in remediation trust funds (Note 5)	(6,952)	(7,656)
Change in non-cash investing working capital (Note 16)	17,528	(27,457)
	(285,622)	(235,482)
CHANGE IN CASH AND TERM DEPOSITS	2,849	–
CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	–	–
CASH AND TERM DEPOSITS AT END OF YEAR	$2,849	$–

See accompanying notes to the consolidated financial statements.

PENGROWTH 2010 Financial Results	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(Tabular amounts are stated in thousands of dollars except per share amounts and as otherwise stated)

1.	CORPORATE STRUCTURE

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a unitholder and Court approved reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the consolidated deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation are comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the date of conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. These financial statements may at times refer to common shares, shareholders, shareholders’ capital and dividends which, prior to the Arrangement, were referred to as trust units, trust unitholders, trust unitholders’ capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in these financial statements will also reflect the history of the Trust and its subsidiaries.

2.	SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada on a consolidated basis and include the accounts of the Corporation, the Trust and its subsidiaries, collectively referred to as “Pengrowth”. All inter-entity transactions have been eliminated.

Effective January 1, 2011, Pengrowth will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”).

JOINT INTEREST OPERATIONS

A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly, the accounts reflect only Pengrowth’s interest in such activities.

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

Pengrowth excludes the cost of acquiring and evaluating certain unproved properties and costs associated with major development projects from the cost base subject to depletion as quantified in Note 6. Capitalized costs, including future development costs and excluding the cost of unproven properties and major development projects, are depleted on a unit of production method based on total proved reserves before royalties as estimated by independent engineers. The fair value of future estimated asset retirement obligations associated with properties and facilities are capitalized and included in the depletion calculation. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Costs of

46	PENGROWTH 2010 Financial Results

unproven properties are subject to depletion as proven reserves are established or if an impairment of these costs has occurred. Capitalized costs associated with major development projects are subject to depletion when the property begins producing or when development of the property ceases. If impairment occurs for a major development project, the associated costs with the project are also subject to depletion. The amount of major development costs transferred to the depletable cost pool is on a proportionate basis of the land developed and producing at the end of the period. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content of 6:1, as per industry standards.

Repairs and maintenance costs are expensed as incurred.

Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

There is a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). Initially, the carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, and the lower of cost and recoverable amount of unproved properties and major development projects exceeds the carrying value. If the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves including the lower of cost and recoverable amount of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.

Pengrowth performs a separate recoverability test for capitalized costs associated with unproven properties and major development projects. Indicators are used to assess whether capitalized costs may be impaired which include, but are not limited to, the following: the Corporation’s plans to actively pursue exploration, evaluation or development of the property, the timing of leases expiring on the undeveloped land and the economic outlook for commodity prices and costs. If impairment has been assessed, Pengrowth will determine the amount of capitalized costs to transfer to the depletable cost base on a property specific basis or based on specific factors related to the group of capitalized costs determined to be impaired. The amount transferred may be based on the excess of the capitalized costs over the expected cash flows for the property or if the entire property or project is impaired, the total accumulated capitalized costs for the property or project would be depleted.

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

PENGROWTH 2010 Financial Results	47

Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (“SOEP”).

INCOME TAXES

Pengrowth follows the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period the change occurs. Pengrowth’s policy for income tax uncertainties is to recognize tax benefits only when it is more likely than not the position will be sustained on examination.

SHARE BASED COMPENSATION PLANS

Pengrowth has share based compensation plans, which are described in Note 13. Compensation expense is based on the estimated fair value of the share based compensation award at the date of grant. Compensation expense associated with the share based compensation plans are recognized in income over the vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of share unit rights and options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital.

Pengrowth does not have any outstanding share based compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the intrinsic value.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: held for trading, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities. Pengrowth has designated cash and term deposits as held for trading which are measured at fair value. Accounts receivable are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds have been designated as held to maturity and held for trading based on the type of investments in the fund. Other investments included in other assets have been designated as held for trading and available for sale based on the type of investment. Changes in fair value of held for trading investments are recorded as unrealized gains (losses) and are included in other expenses (income) in the consolidated statements of income and deficit. The available for sale securities included in other assets is recorded at cost as the investment is in a private entity whose shares are not quoted in an active market. Held to maturity investments are measured at amortized cost. Bank indebtedness, accounts payable, dividends payable and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

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

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income on a straight line basis over the term of the facility.

FOREIGN CURRENCY

The U.S. dollar and U.K. Pound Sterling denominated debt are translated into Canadian dollars at the exchange rate in effect on the balance sheet date. Foreign exchange gains and losses on the U.S. dollar and U.K. Pound Sterling denominated debt are included in income.

48	PENGROWTH 2010 Financial Results

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

The amounts recorded for depletion, depreciation, amortization of injectants, goodwill, future income taxes, fair value of risk management contracts and ARO are based on estimates. Management reviews the cost estimates and timing assumptions related to the ARO liability on an annual basis which may result in a revision to the ARO liability. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth which is referenced to Pengrowth’s common share price and an estimate of the premium that an arm’s length party would pay to acquire all of the outstanding common shares. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

NET INCOME PER SHARE

Basic net income per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income per share amounts includes the dilutive effect of share unit rights and options and deferred entitlement share units using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money share unit rights and options would be used to purchase common shares at the average trading price during the period. Diluted net income per share amounts also include the dilutive effect of convertible debentures using the “if-converted” method which assumes that the convertible debentures were converted at the beginning of the period.

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

As of January 1, 2010, Pengrowth early adopted the following new Canadian standards:

CICA 1582 “Business Combinations”, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, consideration paid, contingent consideration and certain acquired contingencies to be measured at fair value on the date of acquisition. In addition, acquisition related and restructuring costs are recognized separately from the business combination and are included in the statement of income. The adoption of this standard impacts the accounting treatment of business combinations entered on or after January 1, 2010. With respect to the Monterey acquisition in 2010 (Note 4), the most significant impact of the new standards was the recognition of a $73.8 million gain on Pengrowth’s existing equity investment in Monterey. In addition, the share consideration paid for Monterey was valued using the closing date trust unit price versus the announcement date trust unit price which increased the consideration paid by $40.0 million.

CICA 1601 “Consolidated Financial Statements”, which together with Section 1602 below replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Pengrowth’s financial statements.

PENGROWTH 2010 Financial Results	49

CICA 1602 “Non-controlling Interests” establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard had no impact on the consolidated financial statements.

4.	MONTEREY ACQUISITION

Pengrowth and Monterey Exploration Ltd. (“Monterey”) completed a business combination (the “Combination”) whereby each Monterey securityholder elected to receive either: (i) 0.8298 of a trust unit or (ii) 0.8298 of an exchangeable share of Pengrowth Corporation with each exchangeable share being exchangeable to a trust unit. The Combination closed on September 15, 2010 with Pengrowth acquiring 100% of the voting interest in Monterey and resulted in the issuance of 28 million trust units and 5 million exchangeable shares of Pengrowth Corporation to the former Monterey securityholders.

The trust units and exchangeable shares issued in the Combination were valued at $11.00 per trust unit/exchangeable share based on the closing trading price of the trust units on the date of the Combination. Prior to the Combination, Pengrowth held approximately nine million common shares or approximately 20 percent of the outstanding common shares of Monterey. Under the new Canadian accounting standards for business combinations early adopted on January 1, 2010, Pengrowth was required to fair value its previously held equity investment in Monterey and, as a result, recorded a gain of $73.8 million arising from the difference between the fair value on closing date and the book value of the investment prior to the Combination. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

The Combination was accounted for as an acquisition of Monterey by Pengrowth as follows:

Acquired net assets:
Property, plant and equipment	$570,367
Goodwill	51,765
Bank debt	(41,883)
Asset retirement obligations	(7,888)
Working capital deficit	(25,667)
Future income taxes	(102,043)
$444,651
Consideration:
Trust units	$307,648
Exchangeable shares	54,939
Fair value of previous equity investment	82,064
$444,651

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. Property, plant and equipment acquired in the Combination included approximately $49 million of producing assets and $521 million of unproven and development properties. The amount of the unproven and development properties was initially excluded from the depletion calculation in accordance with Pengrowth’s accounting policy. The future income tax liability was determined based on applying Pengrowth’s effective future income tax rate of approximately 26 percent to the difference between the book and tax basis of the assets acquired. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent. Transaction costs relating to legal and advisory fees incurred in the Combination of approximately $1.4 million were expensed in the period and included in other expenses (income).

The acquisition of Monterey is consistent with Pengrowth’s strategic focus of acquiring and developing operated unconventional resource plays in the Western Canadian Sedimentary Basin. Pengrowth recognized goodwill of approximately $52 million in the Combination representing, in part, the value of establishing a new core area with resource assets in the Montney play. Pengrowth’s ability to increase this value beyond what Monterey could realize is partially a result of Pengrowth’s ability to fund the development of the necessary capital infrastructure with a lower cost of capital. Goodwill is also impacted by recognizing a future tax liability on the acquisition at an undiscounted amount as required under Canadian accounting standards. Goodwill is not deductible for tax purposes.

50	PENGROWTH 2010 Financial Results

The consolidated financial statements include the results of operations and cash flows from Monterey subsequent to the closing date of September 15, 2010. The impact of the Combination on revenue and net income is not material for pro-forma disclosures.

5.	OTHER ASSETS

	2010	2009
Remediation trust funds	$42,114	$34,837
Equity investment in Monterey Exploration Ltd.	–	5,039
Other investments	5,000	6,151
	$47,114	$46,027

REMEDIATION TRUST FUNDS

Pengrowth has a contractual obligation to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000. Every five years, Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund. The investment in the Judy Creek remediation trust fund is classified as held to maturity and is measured at amortized cost. Interest income is recognized when earned and included in other expenses (income). As at December 31, 2010, the carrying value of the Judy Creek remediation trust fund was $8.7 million (December 31, 2009 – $8.8 million).

Pengrowth has a contractual obligation to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.52 per mmbtu of natural gas production and $1.04 per bbl of natural gas liquids production from SOEP. The SOEP remediation trust fund as at December 31, 2010 was $33.4 million (December 31, 2009 – $26.0 million). Investment income is recognized when earned and is recorded as other expense (income). The investments in the fund have been designated as held for trading and are recorded at fair value.

The following reconciles Pengrowth’s remediation trust funds for 2010 and 2009:

Remediation Trust Funds	2010	2009
Opening balance	$34,837	$27,122

Contributions to Judy Creek Remediation Trust Fund	537	635
Contributions to SOEP Environmental Restoration Fund	7,111	7,579
Remediation funded by Judy Creek Remediation Trust Fund	(696)	(558)
Change in remediation trust funds	6,952	7,656

Unrealized gain on held for trading investment	325	59
Closing balance	$42,114	$34,837

EQUITY INVESTMENT IN MONTEREY

On September 15, 2010, Pengrowth completed a business combination with Monterey described in Note 4. Prior to the business combination, Pengrowth held an equity interest in Monterey. As of December 31, 2009, Pengrowth held approximately 20 percent of the outstanding common shares of Monterey. Pengrowth recorded a pre-tax loss of $3.7 million in 2009 to reflect Pengrowth’s proportionate share of Monterey’s net loss in the period. In addition, Pengrowth recorded a pre-tax loss of $1.1 million in 2009 as a result of decreases in its ownership in Monterey. The decrease in ownership was due to Pengrowth not participating in the share issuances completed by Monterey. The equity income (loss) and ownership adjustments are included in other expenses (income) in the consolidated statements of income and deficit.

OTHER INVESTMENTS

Pengrowth sold the remaining shares it held of a public corporation in January 2010 for proceeds of $1.1 million.

Pengrowth holds an investment in a private company with a carrying value of $5 million (December 31, 2009 – $5 million). The investment has been designated as available for sale and is recorded at cost as the shares are not quoted in an active market.

PENGROWTH 2010 Financial Results	51

6.	PROPERTY, PLANT AND EQUIPMENT

	2010	2009
Property, plant and equipment, at cost	$8,095,143	$7,272,408
Accumulated depletion, depreciation and amortization	(4,028,160)	(3,498,764)
Net book value of property, plant and equipment	4,066,983	3,773,644
Net book value of deferred injectant costs	9,993	15,725
Net book value of property, plant and equipment and deferred injectants	$4,076,976	$3,789,369

In 2010, approximately $12.9 million (2009 – $9.2 million) of general and administrative costs were capitalized.

As at December 31, 2010, approximately $512 million (December 31, 2009 – $68 million) of capitalized costs to acquire and evaluate unproven and development properties has been excluded from depletion.

Pengrowth performed a ceiling test calculation at December 31, 2010 to assess the recoverable value of property, plant and equipment. The oil and gas future prices and costs are based on the January 1, 2011 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices which are provided by an independent recognized valuation firm used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment at December 31, 2010.

Year	WTI Oil (U.S.$/bbl)	Foreign Exchange Rate (U.S.$/Cdn$)	Edmonton Light Crude Oil (Cdn$/bbl)	AECO Gas (Cdn$/mmbtu)
2011	$88.00	0.980	$86.22	$4.16
2012	$89.00	0.980	$89.29	$4.74
2013	$90.00	0.980	$90.92	$5.31
2014	$92.00	0.980	$92.96	$5.77
2015	$95.17	0.980	$96.19	$6.22
2016	$97.55	0.980	$98.62	$6.53
2017	$100.26	0.980	$101.39	$6.76
2018	$102.74	0.980	$103.92	$6.90
2019	$105.45	0.980	$106.68	$7.06
2020	$107.56	0.980	$108.84	$7.21
Thereafter	+ 2.0 percent/yr	0.980	+ 2.0 percent/yr	+ 2.0 percent/yr

At December 31, 2010, Pengrowth has assessed that no impairment exists for capitalized costs associated with unproven and development properties.

7.	CONTRACT LIABILITIES

Contract liabilities are composed of the following amounts:

	2010	2009
Current portion of firm transportation contracts	$1,677	$1,728
Non-current portion of firm transportation contracts	6,275	7,952
	$7,952	$9,680

Pengrowth assumed firm transportation commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

52	PENGROWTH 2010 Financial Results

8.	CONVERTIBLE DEBENTURES

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount was approximately $76.8 million, including accrued interest to the redemption date. The debentures bore interest at 6.5% per annum and were convertible at $25.54 per share.

9.	LONG TERM DEBT

	2010	2009
U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$–	$157,546
50 million at 5.47 percent due April 2013	49,638	52,417
71.5 million at 4.67 percent due May 2015	70,731	–
400 million at 6.35 percent due July 2017	396,219	418,530
265 million at 6.98 percent due August 2018	262,354	277,138
115.5 million at 5.98 percent due May 2020	114,206	–
	$893,148	$905,631
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	77,219	84,514
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	39,000	60,000
Total long term debt	$1,024,367	$1,065,145
Current portion of long term debt due April 2010	–	(157,546)
Non-current portion of long term debt	$1,024,367	$907,599

SENIOR UNSECURED NOTES

On April 23, 2010, U.S. $150 million in senior unsecured notes matured resulting in the realization of a cumulative $66 million foreign exchange gain.

On May 11, 2010, Pengrowth closed a U.S. $187 million private placement of senior unsecured notes. The notes were offered in two tranches of U.S. $71.5 million at 4.67 percent due May 2015 and U.S. $115.5 million at 5.98 percent due May 2020. Similar to other outstanding series, these notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $1.2 million, were deducted from the carrying amount of the debt and are amortized to income over the expected term of the notes.

As of December 31, 2010, an unrealized cumulative foreign exchange gain of $63.0 million (December 31, 2009 – gain of $77.6 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of December 31, 2010, an unrealized cumulative foreign exchange gain of $36.5 million (December 31, 2009 – gain of $29.2 million) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2011 – nil, 2012 – nil, 2013 – $89 million, 2014 – nil, 2015 – $149 million.

CREDIT FACILITIES

Pengrowth has a committed unsecured $1.0 billion syndicated extendible revolving credit facility. The facility may be renewed at any time prior to its maturity subject to lender approval. In the event Lenders do not agree to a renewal, the outstanding balance is due upon maturity. During the fourth quarter, Pengrowth elected to extend the maturity date of the facility by three years to October 29, 2013. In conjunction with the renewal of the credit facility, Pengrowth incurred fees of $3.1 million which will be amortized to income over the term of the facility.

The credit facility provides up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. Of this capacity, $1.0 billion is committed while the remaining $250 million is available under an expansion feature subject to lender participation. This facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over

PENGROWTH 2010 Financial Results	53

bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. The facility was reduced by drawings of $39 million and outstanding letters of credit in the amount of approximately $18 million at December 31, 2010.

Pengrowth also maintains a $50 million demand operating facility. This facility was reduced by borrowings of $22 million and outstanding letters of credit of approximately $5 million at December 31, 2010. All borrowings under this facility are included in bank indebtedness on the balance sheet.

10.	ASSET RETIREMENT OBLIGATIONS

The ARO was estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred, considering various factors including the annual reserves evaluation of Pengrowth’s properties from the independent reserve evaluators. Pengrowth has estimated the net present value of its ARO to be $260 million as at December 31, 2010 (December 31, 2009 – $289 million), based on a total escalated future liability of $1,790 million (December 31, 2009 – $2,016 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2041 and 2061. Pengrowth’s credit adjusted risk free rate of eight percent (2009 – eight percent) and an inflation rate of one and one half percent per annum (2009 – two percent per annum) were used to calculate the net present value of the ARO.

The following reconciles Pengrowth’s ARO:

	2010	2009
ARO, beginning of year	$288,796	$344,345
Increase (decrease) in liabilities during the year related to:
Acquisitions	10,309	365
Dispositions	(1,145)	(2,195)
Additions	1,510	3,146
Revisions (1)	(41,966)	(66,500)
Accretion expense	22,960	27,677
Liabilities settled in the year	(20,926)	(18,042)
ARO, end of year	$259,538	$288,796

(1)	A corresponding adjustment was made to the related asset.

In 2010, Pengrowth recorded a reduction to the ARO liability of $42.0 million (2009 – $66.5 million reduction) as a result of changes to the inflation rate from two percent per annum to one and one half percent per annum and changes to the estimated timing of abandonment and reclamation. The change in estimate was made on a prospective basis and a corresponding adjustment was made to the related asset.

The following summarizes Pengrowth’s expenditures on ARO for 2010 and 2009:

Expenditures on ARO	2010	2009
Expenditures on ARO not covered by the trust funds	$20,230	$17,484
Expenditures on ARO covered by the trust funds (Note 5)	696	558
	$20,926	$18,042

54	PENGROWTH 2010 Financial Results

11.	INCOME TAXES

A reconciliation of tax expense calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for income taxes is as follows:

	2010	2009
Income (loss) before taxes	$185,428	$(58,092)
Combined federal and provincial tax rate	28.40%	29.50%
Expected income tax expense (reduction)	52,668	(17,137)
Net income of the Trust (1)	(77,590)	(98,851)
Foreign exchange gain (2)	(8,320)	(21,956)
Effect of change in corporate tax rate	7,666	5,968
Gain on equity investment	(20,949)	–
Change in valuation allowance	(273)	(6,170)
Other including stock based compensation (3)	1,969	(4,799)
Future income tax reduction	$(44,829)	$(142,945)

(1)	Relates to distributions of taxable income in the Trust for the year ended December 31, 2010 of $273.2 million x 28.40% (December 31, 2009 –$334.4 million x 29.56%) where the income tax liability was the responsibility of the trust unitholder.

(2)	Reflects the 50% non-taxable portion of foreign exchange gains and losses.

(3)	Primarily income that is not taxable and other adjustments.

The future income tax rates in 2010 and 2009 were approximately 25 percent and were applied to the temporary differences compared to the federal and provincial statutory rate of approximately 28 percent for the 2010 taxation year and 29 percent for the 2009 taxation year.

The net future income tax liability is composed of:

	2010	2009
Future income tax assets:
Asset retirement obligation	$66,750	$68,890
Non-capital losses	131,222	135,263
Unrealized commodity loss	7,645	7,312
Other	2,271	2,824
	207,888	214,289
Less: Valuation allowance	–	(273)
	207,888	214,016
Future income tax liabilities:
Property, plant and equipment and other assets	(425,821)	(382,285)
Foreign exchange gain	(19,820)	(12,402)
Net future tax liability	$(237,753)	$(180,671)

In calculating the future income tax liability in 2010, Pengrowth included $514.4 million (2009 – $539.4 million) related to non-capital losses available for carryforward to reduce taxable income in future years. These losses expire between 2012 and 2030.

12.	SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

PENGROWTH 2010 Financial Results	55

The following provides the number of common shares issued under the Arrangement (Note 1) and the total number of common shares outstanding as at December 31, 2010:

	Number of Common Shares	Amount
Issued to trust unitholders	321,910,802	$5,270,006
Issued to exchangeable shareholders (1)	4,113,238	44,225
Elimination of the deficit (Notes 1 and 14)	–	(2,146,848)
Balance at December 31, 2010	326,024,040	$3,167,383

(1)	Common shares issued after applying the exchange ratio of 1.02308 per exchangeable share held.

TRUST UNITHOLDERS’ CAPITAL

As a result of the conversion from an income trust to a corporation described in Note 1, all outstanding trust units of the Trust were exchanged on a one-for-one basis for common shares of the Corporation on December 31, 2010.

The following provides a continuity of trust unitholders’ capital for the years ended 2010 and 2009:

	2010		2009
Trust Units Issued	Number of Trust Units	Amount	Number of Trust Units	Amount
Balance, beginning of year	289,834,790	$4,920,945	256,075,997	$4,588,587
Issued on redemption of Deferred Entitlement Trust Units (DEUs) (non-cash)	257,607	2,966	416,043	5,741
Issued for cash on exercise of trust unit rights	587,314	3,661	299,684	1,918
Issued for cash under Distribution Reinvestment Plan (DRIP)	2,282,912	24,072	3,026,166	26,319
Issued for the Monterey business combination (Note 4)	27,967,959	307,648	–	–
Issued on redemption of Exchangeable shares (1)	980,220	10,714	–	–
Issued for cash under At The Market (ATM) Plan	–	–	1,169,900	10,723
Issued for cash on equity issue	–	–	28,847,000	300,009
Trust unit rights incentive plan (non-cash exercised)	–	623	–	346
Issue costs net of tax	–	(623)	–	(12,698)
Trust units exchanged for common shares under the Arrangement (Note 1)	(321,910,802)	(5,270,006)	–	–
Balance, end of year	–	$–	289,834,790	$4,920,945

(1)	Trust units issued based on the exchange ratio in effect at the time of redemption.

EXCHANGEABLE SHARES

Pengrowth issued exchangeable shares in the Monterey acquisition described in Note 4. These exchangeable shares were included in equity based on Canadian accounting standards that permit the inclusion of certain exchangeable shares in equity as the exchangeable shares were exchangeable into trust units based on the exchange ratio in effect at the time of redemption. The exchange ratio increased with each cash distribution and was calculated by multiplying the distribution per trust unit by the opening exchange ratio and dividing by the ten day weighted average trading price of the trust units on the Toronto Stock Exchange prior to the distribution record date.

On December 31, 2010, all outstanding exchangeable shares were exchanged into 1.02308 common shares of the Corporation for each exchangeable share held.

56	PENGROWTH 2010 Financial Results

The following provides a continuity of the exchangeable shares from the date of issue to December 31, 2010:

	Number of Shares	Amount
Issued for the Monterey business combination (Note 4)	4,994,426	$54,939
Redeemed for trust units	(973,980)	(10,714)
Exchanged for common shares under the Arrangement (Note 1)	(4,020,446)	(44,225)
Balance at December 31, 2010	–	$–

DIVIDEND REINVESTMENT PLAN

In conjunction with the conversion, Pengrowth revised its Dividend Reinvestment Plan (DRIP). DRIP entitles the shareholder to reinvest cash dividends in additional shares of Pengrowth. Under the revised DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

Previously, the Trust had a similar program where unitholders were entitled to reinvest cash distributions in additional trust units of the Trust. The trust units under this plan were issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the twenty trading days preceding a distribution payment date.

“AT THE MARKET” DISTRIBUTION

The Equity Distribution Program permitted the Trust to distribute up to 25 million trust units from time to time at prevailing market rates through either the New York or Toronto Stock Exchanges. The program expired in January 2010 and was not reinstated subsequent to the Arrangement. No trust units were issued under the program in 2010 (2009 – 1.2 million units).

CONTRIBUTED SURPLUS

	2010	2009
Balance, beginning of year	$18,617	$16,579
Trust unit rights incentive plan (non-cash expensed)	1,172	2,953
Deferred entitlement units plan (non-cash expensed)	3,393	5,172
Trust unit rights incentive plan (non-cash exercised)	(623)	(346)
Deferred entitlement units plans (non-cash exercised)	(2,966)	(5,741)
Balance, end of year	$19,593	$18,617

13.	SHARE BASED COMPENSATION PLANS

Pengrowth has several share based compensation plans. The new Long Term Incentive Plan (LTIP) as described below will be used to grant awards of share based compensation on or after January 1, 2011. The long term incentive plan that was used by the Trust is currently being phased out with no new awards to be issued under the previous incentive plans. Up to four and one half percent of the issued and outstanding common shares, in aggregate, may be reserved for issuance under the share based compensation plans.

NEW LONG TERM INCENTIVE PLAN (LTIP)

Effective January 1, 2011, the following plans under the new LTIP were implemented:

(a)	Performance Share Units (PSUs)

PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs are awarded to employees, officers and special consultants. The number of shares issued will be subject to a performance factor ranging from zero to two times the number of shares granted plus the amount of reinvested notional dividends.

(b)	Restricted Share Units (RSUs)

RSUs are awarded to employees, officers and special consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs will vest on the first, second and third anniversary date from the date of grant.

PENGROWTH 2010 Financial Results	57

(c)	Deferred Share Units (DSUs)

The DSU plan is currently intended for members of the Board of Directors. Each DSU entitles the holder to a number of common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs.

The Board of Directors retains certain discretion with respect to performance criteria and other aspects of the LTIP.

PREVIOUS LONG TERM INCENTIVE PLAN

(a)	Deferred Entitlement Share Units Plan (formerly the DEU Plan)

The DEU Plan that was effective under the Trust was renamed on conversion to the Deferred Entitlement Share Units Plan (DESU). The DESU plan comprises of two types of awards being performance and non-performance related share units. The performance related share units issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy corporations such that upon vesting, the number of shares issued from treasury may range from zero to two times the total of the number of shares granted plus accrued shares through the deemed reinvestment of notional dividends. The non-performance related share units generally vest equally over three years and entitles the holder in each vesting year to one third of the number of common shares initially granted plus the amount of any reinvested notional dividends.

The following provides a continuity of DESUs for the years ended 2010 and 2009:

	2010		2009
DESUs	Number of DESUs	Weighted average price	Number of DESUs	Weighted average price
Outstanding, beginning of year	2,291,469	$12.38	1,270,750	$19.38
Granted	1,469,536	11.21	1,174,601	6.55
Forfeited	(548,323)	11.12	(120,637)	12.63
Exercised	(459,074)	18.82	(297,184)	20.57
Deemed DRIP (1)	194,980	11.20	263,939	14.05
Outstanding, end of year	2,948,588	$10.95	2,291,469	$12.38

Comprised of:
Performance related DESUs	1,957,660	$10.47	2,104,400	$12.18
Non-Performance related DESUs	990,928	11.91	187,069	14.61
Outstanding, end of year	2,948,588	$10.95	2,291,469	$12.38

(1)	Weighted average deemed DRIP price is based on the average of the original grant prices.

Compensation expense related to the DESU plan is based on the fair value of the share units at the date of grant. The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant, which has been estimated at 25 percent for officers and employees. The number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions.

Pengrowth recorded compensation expense of approximately $3.4 million in 2010 (2009 – $5.2 million) related to the DESU plan. Compensation expense associated with the DESUs granted in 2010 was based on the weighted average grant date fair value of $11.21 per DESU (2009 – $6.55 per DESU). As at December 31, 2010, the amount of compensation expense to be recognized over the remaining vesting period was $10.0 million (December 31, 2009 – $6.6 million) or $4.26 per DESU (2009 – $4.34 per DESU), subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.6 years (2009 – 1.6 years).

(b)	Common Share Rights Incentive Plan (formerly the Trust Unit Rights Incentive Plan)

The Trust Unit Rights Incentive Plan that was effective under the Trust was renamed as the Common Share Rights Incentive Plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. The Common Share Rights Incentive Plan provides the holder the right to purchase common shares over a five year period. In 2010 there were no exercise price reductions under this plan (2009 – $0.03 per share unit right).

58	PENGROWTH 2010 Financial Results

The following provides a continuity of share unit rights and options for the years ended 2010 and 2009:

	2010		2009
	Number outstanding	Weighted average price	Number outstanding	Weighted average price
Outstanding, beginning of year	5,455,598	$12.23	3,292,622	$16.78
Granted (1)	30,144	11.22	2,958,378	6.63
Forfeited	(1,314,662)	13.59	(495,718)	12.25
Exercised	(587,314)	6.23	(299,684)	6.40
Outstanding, end of year	3,583,766	$12.70	5,455,598	$12.23

Comprised of:
Share Unit Options	1,646,445	$7.02	–	$–
Share Unit Rights	1,937,321	17.53	5,455,598	12.23
Outstanding, end of year	3,583,766	$12.70	5,455,598	$12.23

(1)	Weighted average exercise price of rights granted is based on the exercise price at the date of grant.

The following table summarizes information about share unit rights and options outstanding and exercisable at December 31, 2010:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Options outstanding
$6.00 to $8.99	1,198,152	3.2	$6.10	798,768	$6.10
$9.00 to $12.99	448,293	3.5	9.49	292,771	9.46
Total options outstanding	1,646,445	3.3	$7.02	1,091,539	$7.00

Rights outstanding
$13.00 to $18.99	1,647,601	1.8	$17.20	1,647,601	$17.20
$19.00 to $22.99	289,720	0.3	19.43	289,720	19.43
Total rights outstanding	1,937,321	1.6	$17.53	1,937,321	$17.53

Compensation expense associated with the share unit rights granted during 2010 was based on the estimated fair value of $1.67 per share unit right (2009 – $1.13). The fair value of share unit rights granted in the period was estimated at 15 percent of the exercise price (2009 – 17 percent) at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 2.8 percent (2009 – 1.7 percent), volatility of 47 percent (2009 – 43 percent), expected dividend yield of 19 percent per share (2009 – 20 percent) and reductions in the exercise price over the life of the share unit right. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers (2009 – five percent) and ten percent for employees (2009 – ten percent).

Compensation expense related to the share unit rights and option plan in 2010 was $1.2 million (2009 – $3.0 million). As at December 31, 2010, the amount of compensation expense to be recognized over the remaining vesting period was $0.2 million (December 31, 2009 – $1.4 million) or $0.04 per share unit option (December 31, 2009 – $0.23 per share unit). The unrecognized compensation cost will be recognized over the weighted average remaining vesting period of 0.4 years (2009 – 1.1 years).

EMPLOYEE SAVINGS PLANS

Pengrowth has savings plans whereby it will match contributions by qualifying employees of one to 12 percent of their annual base salary, less any of Pengrowth’s contributions to the Group Registered Retirement Savings Plan (“Group RRSP”), to purchase shares in the open market. Participants in the Group RRSP can make contributions from one to 12 percent and Pengrowth will match contributions to a maximum of six percent of their annual basic salary. Pengrowth’s share of contributions to the Share Purchase Plan and Group RRSP in 2010 were $4.2 million and $1.2 million, respectively (2009 – $4.6 million and $1.1 million, respectively).

PENGROWTH 2010 Financial Results	59

14.	DEFICIT

	2010	2009
Accumulated earnings	$2,386,298	$2,156,041
Accumulated distributions declared	(4,533,146)	(4,300,562)
Elimination of deficit (Note 1)	2,146,848	–
	$–	$(2,144,521)

Pursuant to the Arrangement described in Note 1, shareholders’ capital was reduced by the amount of the consolidated deficit of the Trust on December 31, 2010. The Trust historically under its Royalty and Trust Indentures and NPI agreement distributed to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income or loss as a result of non-cash expenses such as unrealized gains (losses) on commodity contracts, unrealized foreign exchange gains (losses), depletion, depreciation and accretion.

Actual cash distributions paid in 2010 were cash distributions of the Trust of $251 million (2009 – $334 million). The final distribution payment to the Trust unitholders of record on December 31, 2010 was paid on January 17, 2011. Distributions payable to the unitholders of the Trust at year end represents this final distribution payment.

15.	FOREIGN EXCHANGE (GAIN) LOSS

	2010	2009
Unrealized foreign exchange gain on translation of U.S. dollar denominated debt	$(50,692)	$(144,455)
Unrealized foreign exchange gain on translation of U.K. Pound Sterling denominated debt	(7,366)	(3,840)
	(58,058)	(148,295)
Unrealized loss (gain) on foreign exchange risk management contracts on U.K. Pound Sterling denominated debt	8,140	(938)
Unrealized foreign exchange gain	$(49,918)	$(149,233)
Realized foreign exchange loss (gain)	2,061	(489)
	$(47,857)	$(149,722)

16.	OTHER CASH FLOW DISCLOSURES

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

Cash provided by (used for):	2010	2009
Accounts receivable	$3,590	$15,284
Accounts payable	6,409	(48,529)
Due from Pengrowth Management Limited	–	623
	$9,999	$ (32,622)

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

Cash provided by (used for):	2010	2009
Accounts receivable	$495	$(495)
Accounts payable and capital accruals	17,033	(26,962)
	$17,528	$ (27,457)

CASH INTEREST PAYMENTS

	2010	2009
Interest and financing charges	$71,529	$85,566

60	PENGROWTH 2010 Financial Results

17.	RELATED PARTY TRANSACTIONS

Pengrowth Management Limited “the Manager” provided certain services pursuant to a management agreement which expired on June 30, 2009. There were no charges to Pengrowth in 2010 for management fees (2009 – $2.8 million) nor for reimbursement of general and administrative expenses incurred by the Manager (2009 – $2.1 million).

A senior officer of Pengrowth was a member of the Board of Directors of Monterey, a company that was acquired in September 2010 (Note 4).

18.	AMOUNTS PER SHARE

The following reconciles the weighted average number of shares used in the basic and diluted net income per share calculations:

	2010	2009
Weighted average number of shares – basic	301,026,164	264,121,262
Dilutive effect of share unit rights, options and DESUs	2,200,484	1,779,172
Weighted average number of shares – diluted	303,226,648	265,900,434

In 2010, 2.4 million shares (2009 – 5.8 million) from share unit rights, options and DESUs were excluded from the diluted net income per share calculation as their effect is anti-dilutive. The weighted average number of exchangeable shares has been included in the basic weighted average number of shares outstanding using the “if converted” method.

19.	CAPITAL DISCLOSURES

Pengrowth defines its capital as shareholders’ equity, long term debt, bank indebtedness and working capital.

Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per share basis. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.

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

In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity, adjust the level of dividends paid to shareholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels.

Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing EBITDA and total debt to total capitalization are within reasonable limits.

PENGROWTH 2010 Financial Results	61

The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

As at December 31:	2010	2009
Term credit facilities	$39,000	$60,000
Senior unsecured notes (1)	985,367	847,599
Working capital deficiency	91,629	217,007
Convertible debentures	–	74,828
Total debt including convertible debentures	$1,115,996	$1,199,434

(1)	Non-current portion of long term debt.

20.	FINANCIAL INSTRUMENTS

Pengrowth’s financial instruments are composed of accounts receivable, accounts payable, fair value of risk management assets and liabilities, remediation trust funds, other investments in another entity, dividends payable to shareholders, bank indebtedness and long term debt.

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

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow which enables Pengrowth to fund its capital development program and dividends. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.

As at December 31, 2010, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Reference Point	Volume (bbl/d)	Term	Price per bbl
Financial:
WTI (1)	12,000	Jan 1, 2011 – Dec 31, 2011	$87.87 Cdn
WTI (1)	5,000	Jan 1, 2012 – Dec 31, 2012	$91.04 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

62	PENGROWTH 2010 Financial Results

Natural Gas:
Reference Point	Volume (mmbtu/d)	Term	Price per mmbtu
Financial:
AECO	45,021	Jan 1, 2011 – Dec 31, 2011	$5.60 Cdn
Chicago MI (1)	5,000	Jan 1, 2011 – Dec 31, 2011	$6.78 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $6.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at December 31, 2010 (December 31, 2009 – $4.7 million). Similarly, each Cdn $0.25 per mmbtu change in future natural gas prices would result in approximately Cdn $4.6 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (December 31, 2009 – $12.8 million).

As at close December 31, 2010, the AECO spot gas price was approximately $4.05 per mmbtu (December 31, 2009 – $5.81 per mmbtu) and the WTI prompt month price was US $91.38 per barrel (December 31, 2009 – $79.36 per barrel).

Power Price Risk

As at December 31, 2010, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (MW)	Term	Price per MW
Financial:
AESO	25	Jan 1, 2011 – Dec 31, 2011	$46.34 Cdn

Power Price Sensitivity

Each Cdn $1 per MW change in future power prices would result in approximately Cdn $0.2 million (2009 $0.2 million) pre-tax change in the unrealized gain (loss) on power risk management contracts.

As at close December 31, 2010, the Alberta average power pool spot price was approximately Cdn $26.99/MW (December 31, 2009 – $43.79 per MW).

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

Foreign Exchange Rate Sensitivity

The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at December 31, 2010	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9,020	$500
Unrealized foreign exchange risk management gain or loss	–	578

PENGROWTH 2010 Financial Results	63

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at December 31, 2009	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	–	572

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates.

Interest Rate Sensitivity

As at December 31, 2010, Pengrowth has approximately $1.0 billion of long term debt (December 31, 2009 – $1.1 billion) of which $39 million (December 31, 2009 – $60 million) is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $0.4 million for 2010 (2009 – $0.6 million).

Summary of Risk Management Contracts

Pengrowth’s risk management contracts are recorded on the balance sheet at their estimated fair value and realized and unrealized gains and losses are included in the income statement.

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the income statement:

As at and for the year ended December 31, 2010	Commodity risk management contracts (1)	Power risk management contracts (2)	Foreign exchange risk management contracts (3)	Total
Current portion of risk management assets	$12,680	$870	$–	$13,550
Current portion of risk management liabilities	(8,029)	–	(1,249)	(9,278)
Non-current portion of risk management liabilities	(6,736)	–	(24,680)	(31,416)
Risk management (liabilities) assets, end of year	(2,085)	870	(25,929)	(27,144)
Risk management (liabilities) assets at beginning of year	(9,034)	–	(17,789)	(26,823)
Unrealized gain (loss) on risk management contracts for the year	6,949	870	(8,140)	(321)
Realized gain (loss) on risk management contracts for the year	75,065	565	(586)	75,044
Total unrealized and realized gain (loss) on risk management contracts for the year	$82,014	$1,435	$(8,726)	$74,723

As at and for the year ended December 31, 2009	Commodity risk management contracts (1)	Power risk management contracts (2)	Foreign exchange risk management contracts (3)	Total
Current portion of risk management assets	$14,001	$–	$–	$14,001
Current portion of risk management liabilities	(16,661)	–	(894)	(17,555)
Non-current portion of risk management liabilities	(6,374)	–	(16,895)	(23,269)
Risk management (liabilities) assets, end of year	(9,034)	–	(17,789)	(26,823)
Risk management assets (liabilities) at beginning of year	164,692	–	(18,727)	145,965
Unrealized (loss) gain on risk management contracts for the year	(173,726)	–	938	(172,788)
Realized gain (loss) on risk management contracts for the year	171,147	–	(328)	170,819
Total unrealized and realized (loss) gain on risk management contracts for the year	$(2,579)	$–	$610	$(1,969)

(1)	Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)	Unrealized gains and losses are included in other expenses (income). Realized gains and losses are included in operating expenses.

(3)	Unrealized gains and losses are presented as a separate caption in expenses. Realized gains and losses are included in interest expense.

64	PENGROWTH 2010 Financial Results

FAIR VALUE

The fair value of accounts receivable, accounts payable, bank indebtedness, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates.

The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2010 and 2009.

			Fair Value Measurements Using:
As at December 31, 2010	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets	(Level 2) Significant Other Observable Inputs
Financial Assets
Remediation trust funds	$42,114	$42,115	$42,115	$–
Fair value of risk management contracts	13,550	13,550	–	13,550
Financial Liabilities
U.S. dollar denominated senior unsecured notes	893,148	988,949	–	988,949
Cdn dollar senior unsecured notes	15,000	15,735	–	15,735
U.K. Pound Sterling denominated unsecured notes	77,219	84,599	–	84,599
Fair value of risk management contracts	40,694	40,694	–	40,694

			Fair Value Measurements Using:
As at December 31, 2009	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets	(Level 2) Significant Other Observable Inputs
Financial Assets
Remediation trust funds	$34,837	$34,821	$34,821	$–
Fair value of risk management contracts	14,001	14,001	–	14,001
Other Assets – investment in public company	1,151	1,151	1,151	–
Financial Liabilities
U.S. dollar denominated senior unsecured notes	905,631	963,136	–	963,136
Cdn dollar senior unsecured notes	15,000	15,164	–	15,164
U.K. Pound Sterling denominated unsecured notes	84,514	89,724	–	89,724
Convertible debentures	74,828	76,423	76,423	–
Fair value of risk management contracts	40,824	40,824	–	40,824

Level 1 Fair Value Measurements

Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.

Level 2 Fair Value Measurements

Risk management contracts – the fair value of the risk management contracts is based on commodity and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Term notes – the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

CREDIT RISK

Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously

PENGROWTH 2010 Financial Results	65

existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.

Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. Pengrowth has three counterparties that individually account for more than ten percent of annual revenue. All of these counterparties are large, well-established companies supported by investment grade credit ratings.

Pengrowth considers amounts over 90 days as past due. As at December 31, 2010 and 2009, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2010 and 2009 and has no significant bad debt provision at December 31, 2010 and 2009. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a committed $1.0 billion term credit facility with an additional $250 million available under an expansion feature subject to lender approval and a $50 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at December 31, 2010	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar revolving credit facility (1)	$39,000	$42,644	$1,289	$1,289	$40,066	$–
Cdn dollar senior unsecured notes (1)	15,000	22,578	992	992	2,975	17,619
U.S. dollar denominated senior unsecured notes (1)	893,148	1,288,764	56,571	56,571	281,108	894,514
U.K. Pound Sterling denominated unsecured notes (1)	77,219	98,393	4,235	4,235	89,923	–
Remediation trust fund payments	–	12,500	250	250	750	11,250
Commodity risk management contracts	6,736	6,911	–	6,911	–	–
Foreign exchange risk management contracts	24,680	150	30	30	90	–

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

66	PENGROWTH 2010 Financial Results

As at December 31, 2009	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar revolving credit facility (1)	$60,000	$60,892	$613	$60,279	$–	$–
Cdn dollar senior unsecured notes (1)	15,000	23,571	992	992	2,977	18,610
U.S. dollar denominated senior unsecured notes (1)	748,085	1,131,180	49,009	49,009	194,858	838,304
U.K. Pound Sterling denominated unsecured notes (1)	84,514	112,384	4,637	4,637	13,923	89,187
Convertible debentures (1)(2)	74,828	79,599	–	79,599	–	–
Remediation trust fund payments	–	12,500	250	250	750	11,250
Commodity risk management contracts	6,374	6,517	–	6,517	–	–
Foreign exchange risk management contracts	16,895	180	30	30	90	30

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

(2)	Convertible debentures were redeemed on January 14, 2010 using proceeds from the revolving credit facility. The repayment of the convertible debentures has been shown in the above table as due in 1-2 years with the revolving credit facility.

21.	COMMITMENTS

	2011	2012	2013	2014	2015	Thereafter	Total
Operating leases	$13,571	$13,430	$13,335	$12,840	$12,153	$23,268	$88,597

Operating leases include office rent and vehicle leases.

22.	CONTINGENCIES

Pengrowth is sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

23.	SUBSEQUENT EVENT

Subsequent to December 31, 2010 and prior to March 8, 2011, Pengrowth has entered into fixed price commodity sales contracts with third parties as follows:

Crude Oil:
Reference	Volume (bbl/d)	Term	Price per bbl
Financial:
WTI (1)	1,500	Mar 1, 2011 - Dec 31, 2011	$100.68 Cdn
WTI (1)	2,500	Apr 1, 2011 - Dec 31, 2011	$100.01 Cdn
WTI (1)	5,000	Jan 1, 2012 - Dec 31, 2012	$99.20 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

24.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to United States generally accepted accounting principles (U.S. GAAP) as they apply to Pengrowth, are as follows:

(a)	Under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent based on the average of the prices on the first day of each month for the prior twelve-month period plus the lower of cost and fair value of unproven properties. At December 31, 2010 and 2009, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. In addition, under U.S. GAAP depletion is calculated based

PENGROWTH 2010 Financial Results	67

on the reserve assignments in accordance with SEC requirements (based on the average of the prices on the first day of each month for the prior twelve month period) as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments in prior years and a different depletion rate under U.S. GAAP has reduced the 2010 depletion charge by $155.7 million (2009 – $189.4 million). Depletion and depreciation on a per unit of production under U.S. GAAP was $13.42 per BOE (2009 – $13.53).

(b)	Other comprehensive income under U.S. GAAP differs from that presented under Canadian GAAP as a result of designating a cash flow hedge at different dates under U.S. GAAP as compared to Canadian GAAP. Effective January 1, 2007, Pengrowth ceased to designate its foreign exchange swaps as a cash flow hedge of the U.K. term debt. The amount deferred in accumulated other comprehensive income pertaining to this hedging relationship when the hedge was de-designated of $2.4 million is being amortized to income over the life of the foreign exchange swap under U.S. GAAP.

(c)	Under U.S. GAAP, the exchangeable shares were classified as a non-controlling interest. The conversion of the exchangeable shares into trust units or common shares would be measured under U.S. GAAP at the fair value of the trust units or common shares issued and any gain or loss would be recorded as an addition or reduction of trust unitholders’ capital or shareholders’ capital, respectively. Under Canadian GAAP, the exchangeable shares were recognized as another form of equity and there was no gain or loss on redemption. There is no Canadian to U.S. GAAP difference to total shareholders’ equity as a result of the differing treatment of exchangeable shares.

Prior to December 31, 2010, the trust units were redeemable at the option of the holder at a redemption price equal to the lesser of 95% of the average closing price of the trust units for the 10 trading days after the trust units have been surrendered for redemption and the closing price on the date the trust units have been surrendered for redemption. However, the total amount payable by the Trust in cash in any one calendar month was limited to a maximum of $25,000. Redemptions in excess of the cash limit had to be satisfied by way of a distribution in specie of a pro rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and gas production, which were held by the Trust at the time the trust units were to be redeemed. As a result of the significant limitation on the cash amount payable by the Trust in respect of redemptions, and that any royalty units issued would have similar characteristics of the trust units and be convertible back into trust units, the trust units were not classified as redeemable equity for the purposes of U.S. GAAP. The common shares outstanding as of December 31, 2010 are not redeemable.

(d)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of the income tax reduction at the federal level for the year ended December 31, 2010 is $1.7 million (2009 – $42.0 million). The portion of income tax reduction at the provincial level is $1.0 million (2009 – $23.4 million).

(e)	Additional disclosures required under U.S. GAAP with respect to Pengrowth’s equity incentive plans is provided below.

The intrinsic value of the DESUs and Share Unit Rights and Options exercised was as follows:

	2010		2009
	Number Exercised	Intrinsic Value	Number Exercised	Intrinsic Value
DESUs	459,074	$2,874	297,184	$3,121
Share Unit Rights and Options	587,314	3,037	299,684	867
Total	1,046,388	$5,911	596,868	$3,988

The following table summarizes information about DESUs and Share Unit Rights and Options vested and expected to vest:

At December 31, 2010	DESUs	Share Unit Rights and Options
Number vested and expected to vest	2,000,547	3,528,275
Weighted average exercise price per unit (1)	$–	$12.79
Aggregate intrinsic value (2)	$25,567	$9,160
Weighted average remaining life (years)	1.6	2.3

68	PENGROWTH 2010 Financial Results

At December 31, 2009	DESUs	Share Unit Rights and Options
Number vested and expected to vest	1,570,348	5,218,787
Weighted average exercise price per unit (1)	$–	$12.39
Aggregate intrinsic value (2)	$15,939	$8,238
Weighted average remaining life (years)	1.4	3.3

(1)	No proceeds are received upon exercise of DESUs.

(2)	Based on December 31 closing common share price.

The following table summarizes information about DESUs and Share Unit Rights and Options outstanding:

At December 31, 2010	DESUs	Share Unit Rights and Options
Number exercisable (1)	249,839	3,028,860
Weighted average exercise price per unit (2)	$–	$13.74
Aggregate intrinsic value (3)	$3,193	$6,309
Weighted average remaining life (years)	–	2.2

At December 31, 2009	DESUs	Share Unit Rights and Options
Number exercisable (1)	158,981	3,087,494
Weighted average exercise price per unit (2)	$–	$14.95
Aggregate intrinsic value (3)	$1,614	$2,217
Weighted average remaining life (years)	–	2.7

(1)	DESUs exercisable at December 31, 2010 and 2009 were granted to directors, vest immediately and are only exercisable upon retirement.

(2)	No proceeds are received upon exercise of DESUs.

(3)	Based on December 31 closing common share price.

(f)	Under Canadian GAAP, the convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete the balance to the principal due on maturity as a result of the portion allocated to equity.

Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP related to the equity portion of the debenture would not be recorded under U.S. GAAP.

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount was approximately $76.8 million, including accrued interest to the redemption date. Non-cash interest of $0.1 million was recognized upon redemption.

(g)	The following table summarizes the unrecognized tax benefits under U.S. GAAP:

	2010	2009
Balance, January 1	$19,288	$21,239
Additions (decreases) based on tax positions in the year	–	(1,260)
Decrease due to change in tax rates	(292)	(691)
Balance, December 31	$18,996	$19,288

PENGROWTH 2010 Financial Results	69

The following table summarizes open taxation years at December 31, 2010 by jurisdiction:

Jurisdiction	Years
Federal	2004 - 2009
Alberta, British Columbia, Saskatchewan, and Nova Scotia	2004 - 2009

The 2004 tax examination by federal authorities is currently in progress.

Interest and penalties related to uncertain tax positions, which are included in income tax expense, were not material for the years ended December 31, 2010 and 2009.

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

The framework for measuring fair value when an entity is required to use a fair value measure for recognition or disclosure purposes under U.S. GAAP is consistent with the framework under Canadian GAAP, except that Canadian GAAP only requires disclosure of the fair value hierarchy for items normally measured at fair value. In addition, under Canadian GAAP the framework only applies to financial assets and liabilities measured at fair value as at December 31, 2010 and 2009 while under U.S. GAAP the framework applies to all financial assets and liabilities and non-financial assets and liabilities measured at fair value or for which fair value is disclosed for December 31, 2010 and 2009. Pengrowth’s disclosure under Canadian GAAP includes assets and liabilities measured at fair value and for which fair value is disclosed, consistent with U.S. GAAP. The estimated fair value of property, plant and equipment and asset retirement obligations for the business combination described in Note 4, would have a Level 3 classification as the valuations in this level are primarily those with inputs that are not based on observable market data. The fair value of Pengrowth’s equity investment in Monterey at the time of the acquisition was a Level 1 fair value.

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

Pengrowth has not designated any outstanding risk management contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value on the statement of income (loss) as unrealized commodity risk management contracts. The effect on cash flows will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. The use of commodity contracts involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The total of all risk management assets is $30.9 million (2009 – $38.2 million). The total of all risk management liabilities is $58.1 million (2009 – $65.0 million). Under Canadian and U.S. GAAP, the risk management assets and risk management liabilities are netted by individual counterparty, thus the maximum amount of potential loss due to credit risk is the carrying amount of the risk management assets recorded on the balance sheet. There are no contingent features of these contracts related to Pengrowth’s credit risk.

(k)	Upon conversion to a corporation on December 31, 2010, Pengrowth eliminated the accumulated deficit under Canadian GAAP by reducing the shareholders’ capital. This would not normally be permitted under U.S. GAAP. The total shareholders’ equity under U. S. GAAP remains unchanged.

70	PENGROWTH 2010 Financial Results

CONSOLIDATED STATEMENTS OF INCOME

The application of U.S. GAAP would have the following effect on net income as reported:

(Stated in thousands of Canadian Dollars, except per share amounts)

	Year ended December 31, 2010	Year ended December 31, 2009
Net income for the year, as reported	$230,257	$84,853
Adjustments:
Depletion and depreciation (a)	155,686	189,371
Amortization of discontinued hedge (b)	272	272
Non-cash interest on convertible debentures (f)	(120)	40
Future tax adjustments	(47,522)	(77,553)
Net income – U.S. GAAP	$338,573	$196,983
Other comprehensive income (loss):
Amortization of discontinued hedge (b)	(272)	(272)
Comprehensive income – U.S. GAAP	$338,301	$196,711
Net Income per share – U.S. GAAP
Basic	$1.12	$0.74
Diluted	$1.12	$0.74

CONSOLIDATED BALANCE SHEETS

The application of U.S. GAAP would have the following effect on the balance sheets as reported:

(Stated in thousands of Canadian Dollars)

As at December 31, 2010	As Reported	Increase (Decrease)	U.S. GAAP
Assets
Property, plant and equipment (a)	$4,076,976	$ (1,406,816)	$2,670,160
Future income taxes (g)	–	146,577	146,577
		$(1,260,239)
Liabilities
Future income taxes (g)	$237,753	$(237,753)	$–
Other long term liabilities (g)	–	18,996	18,996
Shareholders’ equity:
Accumulated other comprehensive income (b)	$–	$1,358	$1,358
Shareholders’ equity (c)	3,186,976	(1,042,840)	2,144,136
		$(1,260,239)

PENGROWTH 2010 Financial Results	71

As at December 31, 2009	As Reported	Increase (Decrease)	U.S. GAAP
Assets
Property, plant and equipment (a)	$3,789,369	$ (1,562,502)	$2,226,867
Future income taxes (g)	–	251,473	251,473
		$(1,568,507)
Liabilities
Convertible debentures	$74,828	$40	$74,868
Future income taxes (g)	180,671	(180,671)	–
Other long term liabilities (g)	–	19,288	19,288
Shareholders’ equity:
Accumulated other comprehensive income (b)	$–	$1,630	$1,630
Shareholders’ equity (c)	2,795,201	(1,151,316)	1,643,885
		$(1,568,507)

ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

The components of accounts receivable are as follows:

	As at December 31, 2010	As at December 31, 2009
Trade	$170,702	$159,309
Prepaid	18,914	23,033
	$189,616	$182,342

The components of accounts payable are as follows:

	As at December 31, 2010	As at December 31, 2009
Accounts payable	$65,072	$50,998
Accrued liabilities	175,880	134,339
	$240,952	$185,337

72	PENGROWTH 2010 Financial Results

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

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume royalty rates in existence at the time the estimates were made, Pengrowth’s estimated future production volumes and SEC Modernization of Oil and Gas Reporting rules, using the average of the first-day-of-the-month prices for the prior 12 month period (prior to December 31, 2009, pricing was based on the year end price). This same 12 month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The unaudited supplemental information on oil and gas exploration and production activities for 2010 and 2009 has been presented in accordance with the SEC Modernization of Oil and Gas Reporting reserve estimation and disclosure rules, which may not be applied retrospectively for reporting periods before December 31, 2009. The 2008 data are presented in accordance with FASB oil and gas disclosure requirements effective during that period. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause the Corporation’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2010 no major discovery or other favorable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

The impact of Pengrowth’s equity accounted investments on the supplemental oil and gas disclosures is not material.

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

Costs incurred in oil and gas producing activities for the years ended December 31 are as follows:

	2010	2009
Property acquisition costs
Proved	$125,946	$24,653
Unproved	464,593	11,002
Exploration costs	34,058	13,915
Development costs	256,232	123,104
Injectants costs	9,324	13,298

	$890,153	$185,972

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties.

Development and exploration costs include the costs for drilling and equipping development and exploratory wells, constructing facilities to extract, treat, gather and store oil and gas. Development costs also include costs associated with additions to asset retirement obligations.

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

Approximately $512 million (2009 – $68 million) of capitalized costs to acquire and evaluate unproven and development properties has been excluded from depletion.

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to Pengrowth’s oil and gas exploration, development and producing activities at December 31 consist of:

	2010	2009
Oil and gas properties	$8,030,457	$7,211,347
Less accumulated depletion, depreciation and amortization	(5,393,465)	(5,027,476)

Net capitalized costs	$2,636,992	$2,183,871

Unproved oil and gas properties	$953,263	$474,940
Proven oil and gas properties	1,683,729	1,708,931

Net capitalized costs	$2,636,992	$2,183,871

OIL AND GAS RESERVE INFORMATION

All of Pengrowth’s proved oil, natural gas liquids, and natural gas reserves are located in Canada, in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. Pengrowth’s proved developed and undeveloped reserves after deductions of royalties are summarized below:

Net Proved Developed and Undeveloped Reserves After Royalties	Crude Oil and NGL's	Natural Gas
	MMbbl	Bcf
End of year 2008	106.7	524.9
Revisions of previous estimates (including infill drilling & improved recovery)	0.4	(36.6)
Purchase of reserves in place	0.8	1.1
Sale of reserves in place	(0.5)	(7.8)
Discoveries and extensions	1.3	6.7
Production	(11.2)	(72.9)

End of year 2009	97.5	415.4
Revisions of previous estimates (including infill drilling & improved recovery)	5.2	87.3
Purchase of reserves in place	0.6	52.2
Sale of reserves in place	(0.1)	(1.2)
Discoveries and extensions	3.2	19.5
Production	(10.6)	(68.6)

End of year 2010	95.8	504.6

Net Proved Developed Reserves After Royalty	Crude Oil and NGL's	Natural Gas
	MMbbl	Bcf
End of year 2008	87.9	474.4
End of year 2009	81.7	394.0
End of year 2010	81.3	439.4

Notes:

1.	Net after royalty reserves are Pengrowth’s lessor royalty, overriding royalty, and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Crown royalties are subject to change by legislation or regulation and vary depending on production rates, selling prices and potentially timing of initial production.

2.	Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and the average of the commodity prices on the first day of each month for the year ended December 31, 2010 and 2009. Prior to December 31, 2009 reserves were based on the commodity prices in effect on the last day of the year.

3.	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

4.	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

The following information is based on crude oil and natural gas reserve and production volumes estimated by the independent engineering consultants of Pengrowth. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Pengrowth or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Pengrowth’s reserves.

The future cash flows presented below are based on cost rates, and statutory income tax rates in existence as of the date of the projections and the average of commodity prices in effect on the first day of each month for the year ended December 31, 2010 and December 31, 2009. It is expected that revisions to some estimates of crude oil and natural gas reserves may occur in the future, due to development and production of the reserves that may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2010 was based on the following average of the first-day-of-the-month benchmark prices for the twelve month period before the end of the year: Edmonton par crude oil price of $78.23/bbl (2009 – $63.59/bbl) and AECO natural gas price of $4.06/MMbtu (2009 – $3.84/MMbtu).

STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES

The following table sets forth the standardized measure of discounted future net cash flows from projected production of the Pengrowth’s crude oil and natural gas reserves at December 31, for the years presented.

	2010	2009
Future cash inflows	$10,761	$8,561
Future costs
Future production and development costs	(6,302)	(5,164)
Future income taxes	(261)	(623)

Future net cash flows	4,198	2,774
Deduct: 10% annual discount factor	(1,649)	(1,039)

Standardized measure of discounted future net cash flows	$2,549	$1,735

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES

The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for the years presented.

Changes in Standardized Measure of Discounted Future Cash Flow	2010	2009
	$MM	$MM
Future discounted net cash flow at beginning of year	1735	1787
Sales & transfer, net of production costs	(719)	(737)
Net change in sales & transfer prices	706	233
Development costs incurred during the period.	324	199
Change in future development costs	(448)	(79)
Change due to extensions and discoveries	94	30
Change due to revisions (including infill drilling & improved recovery)	198	(36)
Accretion of discount	203	207
Sales of reserves in place	(3)	(19)
Purchase of reserves in place	136	12
Net change in Income Taxes	228	(18)
Changes in timing of future net cash flow and other	95	155

Future discounted net cash flow at end of year	2549	1735

Note:

1.	The schedules above are calculated using year-end costs, statutory tax rates and proved oil and gas reserves and the average of the commodity prices on the first day of each month for the years ended December 31, 2010 and 2009. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

APPENDIX E

PENGROWTH ENERGY CORPORATION CODE OF BUSINESS CONDUCT AND ETHICS DATED DECEMBER 16, 2010

Pengrowth Energy Corporation

CODE OF BUSINESS CONDUCT

AND ETHICS

Approved by the Board of Directors on December 16, 2010

Application

Unless expressly provided herein to the contrary, this Code of Business Conduct and Ethics (the “Code”) applies to all directors, officers, employees, consultants and contractors (each, a, “Member”) of Pengrowth Energy Corporation and its respective subsidiaries and affiliates (collectively, referred to herein as “Pengrowth”).

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

Pengrowth is required to cooperate with investigations by regulatory authoritative bodies and quasi-judicial tribunals to the extent that a policy violation breaks a law or regulation.

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

If a director or officer has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this policy, the matter should be discussed with the President and Chief Executive Officer, Chief Financial Officer, General Counsel or Board Chairman of Pengrowth Energy Corporation.

If an employee has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this policy, the matter should be discussed with the employee’s manager. It is recognized that there may be situations in which it is impractical or inappropriate for an employee to bring the matter to his or her manager. In these instances, employees should seek the advice of the Director, Human Resources or Pengrowth’s General Counsel.

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

Whenever a Member is in doubt about the application or interpretation of any legal requirement or has questions about whether particular circumstances may involve illegal conduct, the individual should immediately seek the advice of his or her manager or consult Pengrowth’s General Counsel.

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

Members are expected to read and to understand Pengrowth’s Environment, Health and Safety Policies and Procedures and participate fully in this effort by improving operations to avoid injury or sickness to persons, and damage to property and the environment and by giving due regard to all applicable safety standards, regulatory requirements, technical and conventional standards and restraints.

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

Each director and officer who is a party to a material contract or proposed material contract with Pengrowth or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Pengrowth of which he has knowledge is required to disclose in writing to the Board Chairman the nature and extent of the director’s or officer’s interest. The Board Chairman shall make any such disclosure concerning himself to the Chairman of the Governance and Nominating Committee.

Officers, employees, consultants and contractors are required to disclose to the appropriate Vice President in writing all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment. Senior management will determine whether a conflict of interest does or could exist and, if necessary, advise the person of what steps should be taken. Directors are required to disclose to the chairman of the Corporate Governance and Nominating Committee (or, in the case of the chairman of the Corporate Governance and Nominating Committee, to another member of the Committee) all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties as directors.

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

Contributions are deemed to include money, anything of value (e.g., loans, services or the use of Pengrowth facilities or assets) and time spent by employees during normal work hours away from work responsibilities. Individual Members are free to make political contributions in their personal capacities.

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

Outside Employment

Pengrowth recognizes that some employees may, from time to time, hold additional part-time employment outside their employment relationship with Pengrowth. Employees are reminded that any such outside employment should not be of a nature or extent that it adversely affects the employee’s job performance at Pengrowth or puts the employee in a conflict of interest position (see “Conflict of Interest” above). All employees who hold management positions with Pengrowth shall obtain the approval of their supervisor before accepting any such outside employment.

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

Government Relations

Pengrowth, as a company operating under federal and provincial regulations, must be sensitive to the interaction with public officials. All interaction and communications between Members and public officials are to be conducted in the highest ethical manner and must not compromise the integrity or reputation of any public official, Pengrowth, its affiliates or its employees.

Confidential Information

In the course of their work, Members may have access to information that is confidential, privileged, of value to competitors of Pengrowth or might be damaging to Pengrowth if improperly disclosed. Pengrowth respects privileged business and employee related information, and therefore all Members must protect the confidentiality of such information.

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

Pengrowth is in a competitive environment with other companies. Certain records, reports, papers, devices, processes, plans, methods and apparatus of Pengrowth, including methods of doing business, strategies and information on costs, prices, sales, profits, markets and opportunities are the property of Pengrowth and are considered to be confidential and proprietary. Members must not reveal such confidential information without consent from their superiors.

Confidential information does not include information which is already in the public domain. Certain information may be released by Pengrowth (to comply with securities regulations, for example), however the release of such information is a decision of the Board of Directors and senior management. If there is any doubt as to what can or cannot be discussed outside of Pengrowth, Members should err on the side of discretion and not communicate any information. For more specific advice, your immediate manager, the President and Chief Executive Officer, the Chief Financial Officer or General Counsel should be consulted.

These obligations regarding confidential information continue to apply to all Members following cessation of their employment or contractual relations with Pengrowth.

Inside Information

Certain information, which Pengrowth treats as confidential, may influence the price or trading of Pengrowth’s common shares or other securities if it is disclosed to members of the public. Inside information would include information concerning exploration well results, major contracts, proposed acquisitions or mergers, and earnings figures. Members shall not use such inside information for their own financial gain or for that of their associates.

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

Members are responsible for being familiar with and abiding by all laws, regulations and rules respecting “insiders” and “insider trading”. The various provincial securities legislation and business corporations acts impose certain liabilities upon every Member of Pengrowth, and any associate of such person, from using for their own benefit in connection with a trade in securities of Pengrowth or any corporation in which it has an interest or business relationship, any inside information, including that which, if generally known, might reasonably be expected to affect materially the market price of shares or other securities.

Pengrowth’s policy parallels the law in that all Members who receive inside information about Pengrowth, its associates, affiliated companies and other companies in which it has an interest or business relationship, are in a position of trust and they must not trade in common shares or other securities on the basis of the information they possess, or otherwise make use of the information for their own benefit or advantage until at such time as the information has been fully disclosed and a reasonable period of time has passed for the information to be disseminated.

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

Pengrowth encourages Members to be securityholders in Pengrowth as one way to more tangibly link shareholder interests with those of the Members. However, Members possessing inside information are expected to show integrity and use proper judgement in timing their investments. If in doubt as to the propriety of actions, the Member should seek the advice of the President and Chief Executive Officer, Chief Financial Officer or General Counsel. Reference should be made to the Policy on Trading in Securities of Pengrowth Energy Corporation.

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

Community Relations

In its business, Pengrowth and its Members come in contact with many members of the business and investment community, including individuals, community groups, public officials and members of the media. Pengrowth strives to maintain its good reputation in the community and therefore needs to ensure that individuals speaking on behalf of Pengrowth recognize and deal with sensitive issues in an appropriate manner. Enquiries from members of the community related to matters of a sensitive nature should be directed to a member of senior management. Any member of senior management receiving such an enquiry is then required to refer the matter to either the President and Chief Executive Officer, Chief Financial Officer or General Counsel whereby such senior officers will respond on behalf of Pengrowth. Reference should also be made to the Corporate Disclosure Policy of Pengrowth Energy Corporation.

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

All Members are encouraged to report any behaviour of other Members which they reasonably believe is illegal or unethical to the Director, Human Resources. Any suspected violation of this Code should be reported directly to the chairman of the Corporate Governance and Nominating Committee or to Grant Thornton LLP pursuant to Appendix “A”. Reporting can be done on an anonymous basis if the person wishes to do so. No adverse action will be taken against any individual for making a complaint or disclosing information in good faith, and any Member who retaliates in any way against an individual who in good faith reports any violation or suspected violation of this Code will be subject to disciplinary action.

Policies, Procedures and Internal Controls

It is essential that all Members follow established policies, procedures and internal controls. Any exception to established policies, procedures and internal controls (excluding to this Code) is prohibited, unless appropriately authorized in advance by any officer of Pengrowth who shall report all such approved exceptions to the Audit Committee. Exceptions to this Code are dealt with below under “Exceptions and Changes”.

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

Exceptions and Changes

In very limited circumstances, exceptions may be made by Pengrowth under this Code. Any exception proposed to be made under this Code shall be presented by the President and Chief Executive Officer to the Corporate Governance and Nominating Committee for its approval.

Any substantive change to this Code must be in writing, approved by the Board of Directors and signed by the President and Chief Executive Officer and will be disclosed as required by applicable laws and regulations and listing standards.

Adopted by the Board of Directors of Pengrowth Energy Corporation on December 16, 2010.

Appendix “A”

Complaint Procedures

For Accounting, Financial Reporting and Auditing Matters

and Violations of the Code of Business Conduct and Ethics

Any director, officer or employee of Pengrowth Energy Corporation and its subsidiaries (collectively, referred to herein as “Pengrowth”) may submit a complaint regarding accounting or auditing matters to the management of Pengrowth without fear of dismissal or retaliation of any kind. Pengrowth is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The Audit Committee of Pengrowth will oversee treatment of employee concerns in this area.

Any director, officer, employee, consultant or contractor of Pengrowth may submit a complaint regarding a suspected violation of the Code of Business Conduct and Ethics to the management of Pengrowth without fear of dismissal or retaliation of any kind. The Governance Committee of Pengrowth will oversee treatment of employee concerns in this area.

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

Receipt of Complaints

•	Directors, officers and employees with concerns regarding an Accounting Matter may report their concerns to the chairman of the Audit Committee.

•	Directors, officers, employees, consultants or contractors with concerns regarding a Conduct Matter may report their concerns to the chairman of the Corporate Governance and Nominating Committee.

•

Directors, officers and employees may report concerns regarding an Accounting Matter or a Conduct Matter on a confidential or anonymous basis to Grant Thornton LLP, at 1-888-747-7171 or usecare@GrantThornton.ca.

•

A director, officer or employee who makes an anonymous submission must be sure to provide sufficient detail to identify the concern being raised. Because the submission is made anonymously, the Audit Committee or the Corporate Governance and Nominating Committee, as the case may be, will be unable to follow up if there are additional questions. The complaint should, at a minimum, contain dates, places, persons involved and witnesses such that a reasonable investigation or assessment can be conducted.

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

Treatment of Complaints

•

Grant Thornton LLP shall inform (i) the chairman of the Audit Committee of all complaints and concerns provided to it in respect of Accounting Matters; and (ii) the chairman of the Corporate Governance and Nominating Committee of all complaints provided to it in respect of Conduct Matters.

•

Upon receipt of a complaint or concern, the chairman of the Audit Committee or chairman of the Corporate Governance and Nominating Committee, as the case may be, will (i) determine whether or not the complaint actually pertains to an Accounting Matter or a Conduct Matter and (ii) when possible, acknowledge receipt of the complaint to the sender.

•

Complaints relating to an Accounting Matter will be reviewed by the Audit Committee, outside legal counsel or such other persons as the Audit Committee determines to be appropriate. Complaints relating to a Conduct Matter will be reviewed by the Corporate Governance and Nominating Committee, outside legal counsel or such other persons as the Corporate Governance and Nominating Committee determines to be appropriate. In any case, confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

•	Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee or the Corporate Governance and Nominating Committee, as the case may be.

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

Reporting and Retention of Complaints and Investigations

•

The chairman of the Audit Committee and the chairman of the Corporate Governance and Nominating Committee will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Audit Committee or the Corporate Governance and Nominating Committee, as the case may be.

Appendix “B”

Awareness Statement on Code of Business Conduct and Ethics

To be completed by all directors, officers, employees, consultants and contractors of Pengrowth Energy Corporation and its subsidiaries (“Pengrowth”)

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