Form 40-F
period 2011-12-31
PENGROWTH ENERGY Corp
filed 2012-02-28
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011	Commission File Number: 1-31253

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

☒  Annual information form    ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 360,282,162 Common Shares, of no par value, outstanding as of December 31, 2011.

Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☐    No  ☐

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements on Form F-10 and F-3 (File Nos. 333-171682 and 333-171672, respectively) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

The following documents have been filed as part of this Annual Report on Form 40-F as Appendices hereto:

Appendix	Documents

A	Pengrowth Energy Corporation Annual Information Form for the year ended December 31, 2011.

B	Management’s Discussion and Analysis.

C	Financial Statements of Pengrowth Energy Corporation, including Management’s Report to Shareholders and the Auditors’ Reports.

D	Supplemental Unaudited Disclosures about Oil and Gas Producing Activities required under United States Generally Accepted Accounting Principles.

E	Pengrowth Energy Corporation Code of Business Conduct and Ethics dated November 4, 2011.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure Controls and Procedures” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Internal Control Over Financial Reporting” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditors’ Report” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2011, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

On November 4, 2011, the Board of Directors of the Registrant amended the code of ethics to, among other things: indicate that members are expected to read, understand and adhere to the Registrant’s Anti-Corruption Policy, Environmental, Health and Safety Policies and Procedures, Corporate Disclosure Policy, Confidentiality Agreements, Policy on Trading in Securities and Acceptable Use Policy for Information System Assets; clarify that members must report to the General Counsel any personal financial interest in, or position in which he or she could derive a benefit or interest from, a business transaction with the Registrant; explicitly state that members are prohibited from taking for themselves opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain; indicate that members should neither accept nor offer any gift or entertainment if it will unfairly influence a business relationship; refine the Registrant’s policy with respect to political contributions, by stating that political activities should not be conducted on the Company’s time or involve the use of any of the Registrant’s resources, and that members will not be reimbursed for personal political contributions; refine complaint procedures for the prompt reporting of accounting, financial reporting and auditing matters and other violations of the code of ethics; indicate that members with any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of the code of ethics or any applicable laws should discuss the matter with the CEO, Chief Financial Officer, General Counsel or Chairman of the Board of the Registrant; and indicate that no provision of the code of ethics will be waived in respect of a director or executive officer unless expressly approved by the Board of Directors, and that any such waiver shall be disclosed to the Registrant’s shareholders.

The description above is qualified in its entirety by reference to the amended Code of Conduct, which is attached hereto as Appendix E and incorporated herein by reference.

The Code of Business Conduct & Ethics is available for viewing on the registrant’s website at www.pengrowth.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Principal Accountant Fees and Services” at page 56 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F in Appendix A.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Pre-approval Policies and Procedures” at page 57 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F in Appendix A.

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” at page 58 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F in Appendix A.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Commitments and Contractual Obligations” at page 30 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F in Appendix B.

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

Date: February 28, 2012	PENGROWTH ENERGY CORPORATION

	By:	/s/ Derek W. Evans
Name: (signed) Derek W. Evans
Title: President and Chief Executive Officer

APPENDIX A

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM FOR THE YEAR

ENDED DECEMBER 31, 2011

PENGROWTH ENERGY CORPORATION

ANNUAL INFORMATION FORM

For the year ended December 31, 2011

February 28, 2012

APPENDIX A - Report on Reserves Data by Independent Qualified Reserves Evaluator on Form 51-101F2

APPENDIX B - Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3

APPENDIX C - Audit and Risk Committee Terms of Reference

Unless otherwise indicated, all of the information provided in this Annual Information Form is as at December 31, 2011.

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms in this Annual Information Form have the meanings set forth below:

Corporate

“2003 Note Purchase Agreements” means collectively, the separate and several note purchase agreements each dated April 23, 2003 among us, Pengrowth and the purchasers listed therein, as amended;

“2003 US Senior Notes” means the senior unsecured notes issued under the 2003 Note Purchase Agreements;

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

“2007 US Senior Notes” means the senior unsecured notes issued under the 2007 Note Purchase Agreement;

“2008 Note Purchase Agreements” means collectively, the separate and several note purchase agreements dated August 21, 2008 among us, Pengrowth and the purchasers listed therein, as amended;

“2008 Senior Notes” means the senior unsecured notes issued under the 2008 Note Purchase Agreements;

“2010 Note Purchase Agreements” means collectively, the separate and several note purchase agreements dated May 11, 2010 among us, Pengrowth and the purchasers listed therein, as amended;

“2010 Senior Notes” means the senior unsecured notes issued under the 2010 Note Purchase Agreements;

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

“Trust Units” refers to the trust units of the Trust created and issued pursuant to the Pengrowth Trust Indenture;

“UK Senior Notes” means the senior unsecured notes issued under the 2005 Note Purchase Agreements; and

“Unitholders” refers to holders of Trust Units and class A trust units, as the context requires.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	1

Engineering

“Bitumen Initially-In-Place” or “BIIP” refers to that quantity of bitumen that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of BIIP includes production, reserves and Contingent Resources; the remainder is unrecoverable;

“Company Interest” is equal to our gross interest plus Pengrowth’s Royalty Interest; that is, the Working Interest share of production or reserves prior to the deduction of royalties plus any Royalty Interest in production or reserves at the wellhead;

“Contingent Resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent Resources do not constitute, and should not be confused with, reserves;

“Developed Non-Producing Reserves” refers to those reserves that either have not been on production, or have previously been on production but are shut-in and the date of resumption of production is unknown;

“Discovered Petroleum Initially-In-Place” or “DPIIP” refers to that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of DPIIP includes production, reserves and Contingent Resources; the remainder is unrecoverable;

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

“GLJ” refers to GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta;

“GLJ Report” refers to the report prepared by GLJ, dated February 27, 2012 with an effective date of December 31, 2011;

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

“Proved Developed Reserves” refers to those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production; the developed category may be subdivided into Proved Developed Producing Reserves and Developed Non-Producing Reserves;

“Proved Reserves” refers to those reserves that can be estimated with a high degree of certainty to be recoverable; it is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves;

“Recycle Ratio” refers to the ratio resulting from the quotient of operating netback and F&D or FD&A;

“Remaining Reserve Life” refers to the expected productive life of the property or fifty years, whichever is less;

2	ANNUAL INFORMATION FORM

“Reserve Life Index” or “RLI” refers to the number of years determined by dividing Company Interest reserves of a property by the 2012 Company Interest estimated production for the corresponding reserve category from such property. The reserves and the 2012 estimated production for such property come from the GLJ Report;

“reserves” refers to estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and (iii) specified economic conditions which are generally accepted as being reasonable and shall be disclosed; reserves are classified according to the degree of certainty associated with the estimate (e.g., proved, probable);

“Royalty Interest(s)” refers to Pengrowth’s interest in production and payment that is based on the gross production at the wellhead; a royalty is paid in either cash or kind, but is paid on a value calculated at the wellhead;

“Total Petroleum Initially-In-Place” or “TPIIP” refers to that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered;

“Total Proved Plus Probable Reserves” or “P+P” means the aggregate of Proved Reserves and Probable Reserves;

“Undeveloped Reserves” refers to those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. the cost of drilling a well) is required to render them capable of production; they must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned; and

“Working Interest” refers to the percentage of undivided interest, excluding Royalty Interests, held by Pengrowth in an oil and gas property.

Abbreviations

“$M” and “$MM” refers to thousands of dollars and millions of dollars, respectively;

“API” refers to the American Petroleum Institute;

“o API” refers to an indication of the specific gravity of crude oil measured on the API gravity scale;

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

“Cdn$” refers to Canadian dollars;

“CO2 ” refers to carbon dioxide which is a gas at room temperature and pressure. However, at higher pressures, such as those used in EOR miscible floods, carbon dioxide is a liquid;

“EOR” refers to enhanced oil recovery;

“EDGAR” refers to the Electronic Data Gathering Analysis and Retrieval System maintained by the SEC;

“F&D Costs” refers to finding and development costs;

“FD&A Costs” refers to finding, development and acquisition costs;

“GHG” refers to greenhouse gas;

“IFRS” refers to International Financial Reporting Standards;

“MMBtu” refers to million British thermal units;

“Mcf”, “MMcf” and “Bcf” refers to thousands of cubic feet, millions of cubic feet and billions of cubic feet, respectively;

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	3

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

“TSX” refers to the Toronto Stock Exchange;

“US$” refers to United States dollars;

“US GAAP” refers to United States generally accepted accounting principles;

“WCSB” refers to the Western Canadian Sedimentary Basin; and

“WTI” refers to West Texas Intermediate crude oil.

Disclosure provided herein in respect of a boe and a Mcfe may be misleading, particularly if used in isolation. A boe conversation ratio of six (6) Mcf of natural gas to one barrel of oil and a Mcfe conversion ratio of one barrel of oil to six (6) Mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

CONVERSION

In this Annual Information Form, measurements are given in standard imperial or metric units only. The following table sets forth certain standard conversions:

To Convert From	To	Multiply by
Mcf	cubic metre	28.174
MMBtu	gigajoule	1.0546
cubic metre	bbl	6.29
metre	feet	3.281
mile	kilometre	1.609
hectare	acre	2.471

4	ANNUAL INFORMATION FORM

PRESENTATION OF OUR FINANCIAL INFORMATION

Financial information in this Annual Information Form has been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS differs in some significant respects from United States generally accepted accounting principles (“US GAAP”) and thus our financial statements may not be comparable to the financial statements of companies following US GAAP.

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

Current SEC reporting requirements permit oil and gas companies to disclose Probable Reserves and Possible Reserves, in addition to the required disclosure of Proved Reserves. If this Annual Information Form was required to be prepared in accordance with US disclosure requirements, the SEC’s requirements would prohibit Contingent Resources from being disclosed. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. For a description of these and additional differences between Canadian and US standards of reporting reserves, see “Risk Factors — Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States”. Additional information prepared in accordance with the US Financial Accounting Standards Board’s Accounting Standards Update (Extractive Activities-Oil and Gas (Topic 932)) relating to our oil and gas reserves is set forth in our current Form 40-F, which is available through EDGAR at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Annual Information Form include, but are not limited to: benefits and synergies resulting from our corporate and asset acquisitions, business strategy and strengths, goals, focus and the effects thereof, acquisition criteria, capital expenditures, reserves, resources, reserve life indices, estimated production, production additions from our 2012 development program, remaining producing reserves lives, operating expenses, asset retirement obligations, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, dividend policy, exchange rates, the impact of contracts for commodities, development plans and programs, future development costs and the funding thereof, tax horizon, future income taxes, the impact of proposed changes to Canadian tax legislation or US tax legislation, abandonment and reclamation costs, government royalty rates (including estimated increase in royalties paid and estimated decline in net present value of reserves and 2012 cash flows) and expiring acreage. Statements relating to reserves and resources are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can profitably be produced in the future.

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

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	5

objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; unforeseen operating problems; pipeline or delivery constraints; our ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; our ability to access external sources of debt and equity capital, the implementation of International Financial Reporting Standards (“IFRS”); and the implementation of greenhouse gas (“GHG”) emissions legislation. Further information regarding these factors may be found under the heading “Risk Factors” in this Annual Information Form, under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2011, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

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

6	ANNUAL INFORMATION FORM

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

The head office and registered office of the Corporation is located at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4.

General Development of the Business

Recent Developments

On January 24, 2012, we released the details of our $625 million 2012 capital expenditure program and provided guidance on production and operating costs for 2012. Our 2012 capital program will focus on oil and liquids-rich gas opportunities.

In early February 2012, we commenced the injection of steam at our Lindbergh pilot project.

Three Year Historical Overview

2011

On November 29, 2011, we amended our Credit Facility and extended the term to November 29, 2015.

On November 16, 2011, we completed a bought deal public offering of Common Shares at $10.60 per share for total gross proceeds of approximately $300 million.

On November 3, 2011, we announced a $60 million increase in our 2011 capital program to $610 million.

On August 8, 2011, Marlon McDougall was appointed Chief Operating Officer of the Corporation.

On May 5, 2011, we announced the expansion of our capital program to $550 million for 2011.

On January 1, 2011, the Corporation completed the Arrangement, pursuant to which the Trust converted into a corporate structure.

2010

On November 9, 2010, we released the details of our $400 million 2011 capital expenditure program and provided guidance on production and operating costs for 2011.

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

On May 11, 2010, Pengrowth Corporation closed a US$187 million offering of the 2010 Senior Notes. The notes were issued in two series; US$71.5 million of 4.67 percent notes due in 2015 and US$115.5 million of 5.98 percent notes due in 2020 (together, the “2010 Senior Notes”).

On January 14, 2010, certain outstanding debentures were redeemed at a cash redemption price of $1,025 per $1,000 principal value for a total cost of $76,609,525, plus accrued and unpaid interest to the redemption date. The cash redemption amount was funded with incremental borrowings from the Credit Facility.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	7

2009

On November 11, 2009, we announced the appointment of John B. Zaozirny as Chairman of the Board of Pengrowth Corporation.

On October 23, 2009, the Trust completed a bought deal public offering of 28,847,000 Trust Units at $10.40 per Trust Unit for total gross proceeds of approximately $300 million.

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

Over the long term, we target a balance of capital spending that can maintain or modestly grow production and reserves on a debt adjusted share basis. This will be achieved through a combination of:

•

focusing capital expenditures on existing low cost, low risk plays (Swan Hills, Olds, Groundbirch) as well as to identify, test and develop other resource plays where repeatable, predictable and scalable results can be achieved;

•	investing capital to advance the long term value of our crude oil resource plays (Lindbergh and EOR opportunities);

•	acquiring other assets in the WCSB with low cost, low risk, repeatable, predictable and scalable drilling opportunities;

•	maintaining appropriate debt levels; and

•	ensuring a high level of capital efficiency and cost discipline.

As at December 31, 2011, we had 570 permanent employees.

Business Strategy

Our goal is to maximize value creation for Shareholders through reinvesting our cash flow on our near and medium term oil and liquids-rich gas properties while continuing to pay dividends.

Our capital program focuses on our short and medium term inventory of low cost, low risk, repeatable and scalable resource plays that have the ability to enhance reserves and production. We aim to continue acquiring companies and assets and anticipate financing those acquisitions with a prudent combination of debt and equity.

Our operational expertise is in the WCSB. We rely on our expertise to partially offset production declines in our mature oil and gas properties as well as develop new production in less mature oil and gas properties. We continue to develop our significant expertise in tight carbonate horizontal well multi-stage fracturing technology, EOR technologies and waterflood optimization. Our inventory of undeveloped land and opportunities on our properties provide future drilling opportunities for the short-term and mid-term. In the mid-term, we anticipate continuing to develop our properties in the greater Swan Hills area, the SAGD project at Lindbergh, with potential for a commercial project providing long term development potential, liquids-rich natural gas in the Olds area, and Montney gas at Groundbirch.

8	ANNUAL INFORMATION FORM

For 2012, we have established a prudent capital spending level that is higher than the previous year, but flexible in an uncertain commodity price environment. We prioritize our capital investments based on:

•	recycle ratio;

•	net present value of future cash flow as compared to the capital invested;

•	rate of return of future cash flows;

•	potential for continued, repeatable and scalable development; and

•	investments necessary to maintain existing facilities and wells.

We have rigorous health, safety and environmental protection policies aimed at ensuring that our operations are conducted in a safe and prudent manner. These policies also encompass our clean-up, abandonment and site reclamation activities.

OPERATIONAL INFORMATION

Principal Producing Properties

The following table summarizes our principal producing properties as of December 31, 2011 based on the GLJ Report using forecast prices and costs. The following table utilizes data from the GLJ Report in respect of our oil and gas properties effective December 31, 2011. The table also contains our average daily production of oil, natural gas and NGL for the year ended December 31, 2011.

Summary of Company Interest

at December 31, 2011(1)

(Forecast Prices and Costs)(2)

Field	P+P Reserves Mboe(5)	Remaining Reserve Life years	P+P Reserve Life Index years	P+P Value Before Tax at 10% DR(4) $MM	2011 Oil Production bblpd	2011 Gas Production MMcfd	2011 NGL Production bblpd	2011 Total Production boepd(5)
Swan Hills Area	92,550	50	11.2	1,818	11,693	18.1	4,953	19,669
Olds Area	36,882	50	11.8	390	517	33.9	2,243	8,409
Groundbirch	28,499	46	31.0	161	—	18.1	—	3,010
Weyburn	20,935	47	20.3	449	2,459	0.0	—	2,459

Subtotal	178,866	50	13.4	2,819	14,669	70.1	7,196	33,548
Remainder(3)	151,645	50	10.7	1,992	13,211	148.5	2,463	40,425

Total	330,511	50	12.0	4,811	27,880	218.6	9,659	73,973

Notes:

(1)	The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

(2)	Forecast prices are shown under the heading “Pricing Assumptions”.

(3)	“Remainder” includes our Working Interests and Royalty Interests in approximately 120 other properties.

(4)	Estimated future net revenues disclosed do not represent fair market value.

(5)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil.

Swan Hills Area

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

Carson Creek is located 160 kilometres northwest of Edmonton, Alberta and is comprised of two Pengrowth-operated units (one oil unit and one natural gas and gas condensate unit) covering approximately 46,200 acres. The Carson Creek North Beaverhill Lake Unit No. 1 (oil), in which we have an 89.1 percent Working Interest, was discovered in 1958 and the current waterflood was initiated in 1964. The Carson Creek Beaverhill Lake Unit No. 1 (gas and condensate), in which we have a 95.1 percent Working Interest, was discovered in 1958. From 1962 to 1985, a re-cycling program was operated in which NGL were stripped from the liquid-rich natural gas and the remaining lean gas re-injected. Gas re-injection now only occurs during plant disruption.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	9

Also within the Swan Hills area, we have ownership in various other operated and non-operated, unit and non-unit properties in House Mountain, Deer Mountain, Swan Hills, South Swan Hills and Virginia Hills.

In 2012, $255 million is budgeted to be spent on operated light oil and liquids-rich gas plays in the Swan Hills area. We have had significant success utilizing horizontal drilling and multistage acid fracturing technology in this area and have identified significant opportunities from our proof-of-concept initiatives. Our activities at Swan Hills will focus on the development of oil and liquids-rich gas plays in four key areas: Carson Creek, the Judy Creek A and Judy Creek B pools, and Virginia Hills. We expect to drill 37 gross (34 net) wells across the Swan Hills trend. At Carson Creek, we will continue with the development of our reef gas condensate play which has been a key driver of development activity for us since 2009. Production from this play is liquids-rich gas, with approximately 150 to 180 bbls of liquids/MMcf of gas. At Judy Creek, we will continue to exploit numerous development opportunities in the 42 degree API oil, Judy Creek A and B pools, including new drills, re-entries, recompletions, workovers and ongoing miscible flood expansion. The remainder of our activity will focus on expanding our operations within the Swan Hills trend by exploiting development opportunities identified at Virginia Hills, where we currently hold 25 gross (17 net) sections of land.

Olds Area

Our Olds property is located 95 kilometres north of Calgary, Alberta. Our interests include 100 percent ownership in the Olds Gas Field Unit No. 1. In addition, we have a 74 percent average Working Interest in non-unit reserves. The Olds unit produces sour natural gas from the Wabamun Formation, with H2S concentrations ranging from less than one to 35 percent. The non-unit reserves are contained within formations from the Wabamun to the Edmonton group, and are predominantly sweet natural gas.

We operate and own 100 percent of the sour gas processing plant at Olds, which processes both our production and third party volumes. Third party volumes represent approximately 35 percent of the total volumes processed.

The Harmattan gas field, within the Olds area, is located approximately 90 kilometres northwest of Calgary, Alberta. It is comprised of wells and pools in formations from the Cardium to the Wabumun, as well as two partner-operated Elkton units. The production is predominantly sweet liquids-rich natural gas and sweet oil with Working Interests averaging 65 percent in the non-unit lands (operated) and 25 percent in the partner-operated units.

The Olds area is characterized by stacked reservoirs with multi-zone potential. Pengrowth has been exploiting several development opportunities over the past two years in Harmattan, including the development of our liquids-rich Elkton gas play (50 bbls/MMcf) and more recently, the liquids-rich Mannville gas play (90 bbls/MMcf). Approximately $85 million of capital has been allocated to this area in 2012 to drill up to an additional 16 (13 net) wells, of which nine gross wells will target the Elkton and Mannville formations.

Groundbirch

We have an average 90 percent Working Interest in the Groundbirch properties we acquired in September 2010 from Monterey. The Montney formation, one of the most economic gas resource plays in North America, is present across our Groundbirch property which is located approximately 40 kilometres southwest of Ft. St. John, British Columbia and covers an area of approximately 13,440 acres.

The 2011 capital program included further development of the Montney gas resource through four more horizontal drills and completion of four other previously drilled wells. The Montney horizontal wells are all completed with multi-stage fracture stimulation. To-date a total of 14 horizontal Montney wells have been drilled, completed and placed on stream through 100% working interest gas processing facilities. A vertical well which tested gas from the Doig formation was also completed and placed on stream in 2011. The 2012 development plan is to allow facility production to decline as drilling has been deferred to 2013 so as to focus capital on high netback oil and liquids-rich gas opportunities in other areas.

Weyburn

The Weyburn Unit is located in southeastern Saskatchewan. We hold a 9.76 percent Working Interest in this unit which is operated by a senior producer. The unit produces medium sour crude oil (25° to 34° API) from the Midale carbonate reservoir under waterflood and CO2 EOR miscible flood. The field consists of approximately 600 production wells and 330 injection wells.

The 2012 capital program includes purchasing an average of 11.0 MMcfpd of CO2 for EOR injection and drilling 25 new wells as part of expanding the CO2 EOR and waterflood patterns.

Statement of Oil and Gas Reserves and Reserves Data

Disclosure of Reserves Data

The information in this section is based upon an evaluation by GLJ, prepared in accordance with NI 51-101, with an effective date of December 31, 2011 contained in the GLJ Report, with the exception of information relating to income tax and the after tax future net revenues associated with our reserves, which we determined. The effective date of the information in this section is December 31, 2011 and the preparation date is January 16, 2012 when the final information was provided. The information in this

10	ANNUAL INFORMATION FORM

section summarizes our oil, liquids and natural gas reserves and the net present values of future net revenue for these reserves using GLJ’s forecast prices and costs and constant prices and costs. We engaged GLJ to provide an independent evaluation of Proved Reserves and Proved Plus Probable Reserves and no attempt was made to evaluate Possible Reserves in our conventional properties. It is our practice to obtain an engineering report evaluating all of our Proved Reserves and Probable Reserves as at December 31 of each year. Only in respect of the Lindbergh oil sands property and the Groundbirch natural gas property did GLJ evaluate Possible Reserves and Contingent Resources. All of our reserves are in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia. In certain instances in this Annual Information Form, we have presented estimates of reserves, future net revenue and Contingent Resources for individual properties. The estimates of reserves, future net revenue and Contingent Resources for individual properties may not reflect the same confidence level as estimates of reserves, future net revenue and Contingent Resources for all properties, due to the effects of aggregation.

The following tables set forth certain information relating to our oil and natural gas reserves and the net present value of the estimated future net revenue associated with such reserves as at December 31, 2011 contained in the GLJ Report. These tables summarize the data contained in the GLJ Report, and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. Columns may not add due to rounding.

For the purposes of this Annual Information Form, the Proved and Probable Reserves reported for the Lindbergh oil sands property in the GLJ Report are included with the heavy oil reserves. See – “Lindbergh Oil Sands Reserves and Contingent Resources”.

Our future net revenues associated with the production and reserves contained in this Annual Information Form reflect the royalty programs in-place on December 31, 2011.

The information set forth below is derived from the GLJ Report, which has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation (“COGE”) Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. The GLJ Report incorporates estimates of future well abandonment obligations but does not include estimates of remediation costs. The GLJ forecasts of future net revenue are stated prior to any provision for income taxes, interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. The estimated future net revenue shown below does not represent the fair market value of the properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

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

The after-tax net present value of our oil and gas properties reflects the tax burden of our properties on a stand-alone basis. It does not provide an estimate of the value of us as a business entity, which may be significantly different.

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

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	11

Reserves Data (Forecast Prices and Costs)

Summary of Oil and Gas Reserves

as of December 31, 2011

(Forecast Prices and Costs)(1)

	Light and Medium Oil			Heavy Oil(2)			Natural Gas Liquids
Reserves Category	Company Interest (Mbbl)	Gross Interest (Mbbl)	Net Interest (Mbbl)	Company Interest (Mbbl)	Gross Interest (Mbbl)	Net Interest (Mbbl)	Company Interest (Mbbl)	Gross Interest (Mbbl)	Net Interest (Mbbl)

Proved Reserves
Proved Developed Producing	67,100	66,944	53,033	16,015	16,011	13,636	19,904	19,875	14,300
Proved Developed Non-Producing	1,902	1,900	1,390	1,774	1,774	1,622	930	926	711
Proved Undeveloped	16,453	16,447	12,770	6,324	6,324	5,459	1,678	1,678	1,238

Total Proved Reserves	85,455	85,291	67,194	24,112	24,108	20,716	22,512	22,479	16,249
Probable Reserves	31,368	31,331	23,924	7,786	7,784	6,397	8,234	8,225	6,034

Total Proved Plus Probable Reserves	116,823	116,622	91,117	31,898	31,892	27,113	30,746	30,704	22,283

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(3)
Reserves Category	Company Interest (MMcf)	Gross Interest (MMcf)	Net Interest (MMcf)	Company Interest (MMcf)	Gross Interest (MMcf)	Net Interest (MMcf)	Company Interest (Mboe)	Gross Interest (Mboe)	Net Interest (Mboe)

Proved Reserves
Proved Developed Producing	486,727	484,643	420,525	23,384	23,100	21,653	188,038	187,454	154,665
Proved Developed Non-Producing	19,496	19,284	15,928	1,242	1,241	1,109	8,062	8,021	6,562
Proved Undeveloped	62,830	62.830	55,895	23,309	23,241	19,977	38,811	38,794	32,112

Total Proved Reserves	569,053	566,757	492,348	47,935	47,582	42,739	234,910	234,268	193,340
Probable Reserves	276,990	276,304	237,435	12,288	12,191	11,039	95,601	95,423	77,766

Total Proved Plus Probable Reserves	846,043	843,061	729,783	60,223	59,773	53,778	330,511	329,691	271,107

Notes:

(1)	Forecast prices are shown under the heading “Pricing Assumptions”.

(2)	Includes 4,436 Mbbl Proved and 6,348 Mbbl Total Proved Plus Probable Company Interest heavy oil reserves for the Lindbergh oil sands property in the GLJ Report.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil.

12	ANNUAL INFORMATION FORM

Summary of Net Present Value

of Future Net Revenue

as of December 31, 2011

Before and After Income Taxes

(Forecast Prices and Costs)(1)

	Before Income Taxes Discounted at (%/Year)					Unit Value Before Income Tax Discounted at 10%/Year(2) (3)
Reserves Category	0% ($MM)	5% ($MM)	10% ($MM)	15% ($MM)	20% ($MM)	$/boe	$/Mcfe

Proved Reserves
Proved Developed Producing	5,489	4,063	3,242	2,714	2,347	20.96	3.49
Proved Developed Non-Producing	243	160	119	95	79	18.16	3.03
Proved Undeveloped	1,155	649	385	233	138	12.00	2.00

Total Proved Reserves	6,886	4,871	3,747	3,042	2,564	19.38	3.23
Probable Reserves	3,300	1,725	1,064	727	531	13.68	2.28

Total Proved Plus Probable Reserves	10,186	6,597	4,811	3,769	3,095	17.74	2.96

	After Income Taxes Discounted at (%/Year)(4)
Reserves Category	0% ($MM)	5% ($MM)	10% ($MM)	15% ($MM)	20% ($MM)

Proved Reserves
Proved Developed Producing	4,909	3,702	2,990	2,523	2,192
Proved Developed Non-Producing	184	130	100	81	67
Proved Undeveloped	863	464	259	143	71

Total Proved Reserves	5,957	4,296	3,350	2,746	2,330
Probable Reserves	2,524	1,318	810	550	400

Total Proved Plus Probable Reserves	8,481	5,615	4,160	3,297	2,730

Notes:

(1)	Forecast prices are shown under the heading “Pricing Assumptions”.

(2)	Net present value of future net revenue per reserve unit values are based on our net reserves.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil. Oil has been converted to thousand cubic feet of natural gas equivalent on the basis of one barrel of oil being equal to six (6) Mcf of natural gas.

(4)	After tax values were calculated using current corporate tax rates, existing tax pools and additions to the tax pools through capital expenditures as forecast by GLJ. See – “Statement of Oil and Gas Reserves and Reserves Data – Disclosure of Reserves Data” for additional descriptions of the assumptions made in calculating the after tax values.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	13

Additional Information Concerning Future Net Revenue

(undiscounted)

as of December 31, 2011

(Forecast Prices and Costs)(1)

Reserves Category	Revenue ($MM)	Royalties(2) ($MM)	Operating Costs ($MM)	Development Costs ($MM)	Abandonment Costs(3) ($MM)	Future Net Revenue Before Income Taxes ($MM)	Income Tax ($MM)	Future Net Revenue After Income Taxes ($MM)
Proved Reserves	16,542	3,185	5,358	860	252	6,886	929	5,957
Total Proved Plus Probable Reserves	23,847	4,685	7,425	1,267	284	10,186	1,705	8,481

Notes:

(1)	Forecast prices are shown under the heading “Pricing Assumptions”.

(2)	Crown royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia and any freehold and over-riding royalties payable.

(3)	Includes GLJ’s estimate of well abandonment costs and abandonment of Sable Island facilities and subsea pipelines, but does not include abandonment costs for other facilities or any surface reclamation costs. See “Pengrowth – Operational Information – Additional Information Concerning Abandonment & Reclamation Costs”.

Net Present Value of Future Net Revenue

By Production Group

as of December 31, 2011

(Forecast Prices and Costs)(1)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/yr) ($MM)	Unit Value(4)(5)
			($/boe)	($/Mcfe)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(2)	2,132	26.51	4.42
	Heavy Oil (including solution gas and other by-products)(2)	495	22.52	3.75
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	1,073	12.81	2.13
	Non-conventional Oil & Gas Activities	46	6.47	1.08

	Total	3,747	19.38	3.23

Total Proved Plus	Light and Medium Crude Oil (including solution gas and other by-products)(2)	2,704	24.89	4.15
Probable Reserves	Heavy Oil (including solution gas and other by-products)(2)	622	21.62	3.60
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	1,423	11.41	1.90
	Non-conventional Oil & Gas Activities	62	6.85	1.14

	Total	4,811	17.74	2.96

Notes:

(1)	Forecast prices are shown under the heading “Pricing Assumptions”.

(2)	NGL associated with the production of solution gas are included as a by-product.

(3)	NGL associated with the production of natural gas are included as a by-product.

(4)	Net present value of future net revenue per boe or Mcfe are based on our net reserves.

(5)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil. Oil has been converted to thousand cubic feet of natural gas equivalent on the basis of one barrel of oil being equal to six (6) Mcf of natural gas.

14	ANNUAL INFORMATION FORM

Reserves Data (Constant Prices and Costs)

Summary of Oil And Gas Reserves

as of December 31, 2011

(Constant Prices and Costs)(1)

	Light and Medium Oil			Heavy Oil(2)			Natural Gas Liquids
Reserves Category	Company Interest (Mbbl)	Gross Interest (Mbbl)	Net Interest (Mbbl)	Company Interest (Mbbl)	Gross Interest (Mbbl)	Net Interest (Mbbl)	Company Interest (Mbbl)	Gross Interest (Mbbl)	Net Interest (Mbbl)
Proved Reserves
Proved Developed Producing	67,361	67,206	54,378	16,036	16,032	13,788	19,657	19,630	14,137
Proved Developed Non-Producing	1,827	1,826	1,341	1,774	1,774	1,637	822	818	619
Proved Undeveloped	16,474	16,469	12,933	6,326	6,326	5,547	1,648	1,648	1,219

Total Proved Reserves	85,662	85,501	68,652	24,136	24,131	20,972	22,126	22,096	15,975
Probable Reserves	31,779	31,741	25,166	7,784	7,783	6,655	8,149	8,141	6,001

Total Proved Plus Probable Reserves	117,441	117,241	93,818	31,920	31,914	27,627	30,275	30,237	21,975

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(3)
Reserves Category	Company Interest (MMcf)	Gross Interest (MMcf)	Net Interest (MMcf)	Company Interest (MMcf)	Gross Interest (MMcf)	Net Interest (MMcf)	Company Interest (Mboe)	Gross Interest (Mboe)	Net Interest (Mboe)
Proved Reserves
Proved Developed Producing	462,984	461,172	404,727	20,025	19,774	18,538	183,555	183,025	152,848
Proved Developed Non-Producing	14,142	14,041	11,769	1,144	1,144	1,023	6,971	6,949	5,729
Proved Undeveloped	57,216	57,216	52,146	15,121	15,092	13,152	36,504	36,493	30,582

Total Proved Reserves	534,342	532,430	468,642	36,290	36,009	32,713	227,030	226,467	189,158
Probable Reserves	264,960	264,319	234,395	13,214	13,125	11,616	94,074	93,906	78,823

Total Proved Plus Probable Reserves	799,302	796,749	703,037	49,504	49,134	44,328	321,105	320,373	267,981

Notes:

(1)	Constant prices are shown under the heading “Pricing Assumptions”.

(2)	Includes 4,436 Mbbl Proved and 6,348 Mbbl Total Proved Plus Probable Company Interest heavy oil reserves for the Lindbergh oil sands property in the GLJ Report.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	15

Summary of Net Present Value

of Future Net Revenue

as of December 31, 2011

Before and After Income Taxes

(Constant Prices and Costs)(1)

	Before Income Taxes Discounted At (%/Year)					Unit Value Before Income Taxes Discounted at 10%/Year(2)(3)
Reserves Category	0% ($MM)	5% ($MM)	10% ($MM)	15% ($MM)	20% ($MM)	$/boe	$/Mcfe
Proved Reserves
Proved Developed Producing	4,750	3,598	2,918	2,472	2,157	19.09	3.18
Proved Developed Non-Producing	192	132	101	82	69	17.65	2.94
Proved Undeveloped	910	516	305	181	102	9.99	1.66

Total Proved Reserves	5,851	4,246	3,324	2,734	2,328	17.57	2.93
Probable Reserves	2,375	1,304	827	574	424	10.49	1.75

Total Proved Plus Probable Reserves	8,226	5,550	4,151	3,309	2,751	15.49	2.58

	After Income Taxes Discounted At (%/Year)(4)
Reserves Category	0% ($MM)	5% ($MM)	10% ($MM)	15% ($MM)	20% ($MM)
Proved Reserves
Proved Developed Producing	4,363	3,358	2,750	2,342	2,050
Proved Developed Non-Producing	147	101	78	63	53
Proved Undeveloped	691	383	217	119	57

Total Proved Reserves	5,202	3,843	3,044	2,524	2,160
Probable Reserves	1,823	995	627	431	315

Total Proved Plus Probable Reserves	7,024	4,838	3,671	2,956	2,476

Notes:

(1)	Constant prices are shown under the heading “Pricing Assumptions”.

(2)	Net present value of future net revenue per reserve unit values are based on our net reserves.

(3)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil. Oil has been converted to thousand cubic feet of natural gas equivalent on the basis of one barrel of oil being equal to six (6) Mcf of natural gas.

(4)	After tax values were calculated using current corporate tax rates, existing tax pools and additions to the tax pools through capital expenditures as forecast by GLJ. See – “Statement of Oil and Gas Reserves and Reserves Data – Disclosure of Reserves Data” for additional descriptions of the assumptions made in calculating the after tax values.

16	ANNUAL INFORMATION FORM

Additional Information Concerning

Future Net Revenue

(undiscounted)

as of December 31, 2011

(Constant Prices and Costs)(1)

Reserves Category	Revenue ($MM)	Royalties(2) ($MM)	Operating Costs ($MM)	Development Costs ($MM)	Abandonment Costs(3) ($MM)	Future Net Revenue Before Income Taxes ($MM)	Income Tax ($MM)	Future net Revenue After Income Taxes ($MM)
Proved Reserves	13,676	2,553	4,324	754	194	5,851	649	5,502
Total Proved Plus Probable Reserves	18,813	3,538	5,714	1,132	202	8,226	1,202	7,024

Notes:

(1)	Constant prices are shown under the heading “Pricing Assumptions”.

(2)	Crown royalties payable to the provinces of Alberta, British Columbia, Saskatchewan and Nova Scotia and any freehold and over-riding royalties payable.

(3)	Includes GLJ’s estimate of well abandonment costs and abandonment of Sable Island facilities and subsea pipelines, but does not include abandonment costs for other facilities or any surface reclamation costs. See “Pengrowth – Operational Information – Additional Information Concerning Abandonment & Reclamation Costs”.

Net Present Value of Future Net Revenue

By Production Group

as of December 31, 2011

(Constant Prices and Costs)(1)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/yr) ($MM)	Unit Value(4)(5)
			($/boe)	($/Mcfe)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)(2)	2,045	24.94	4.16
	Heavy Crude Oil (including solution gas and other by-products)(2)	455	20.44	3.41
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	803	10.11	1.68
	Non-conventional Oil & Gas Activities	21	3.83	0.64

	Total	3,324	17.57	2.93

Total Proved Plus	Light and Medium Crude Oil (including solution gas and other by-products)(2)	2,566	23.00	3.83
Probable Reserves	Heavy Crude Oil (including solution gas and other by-products)(2)	569	19.42	3.24
	Natural Gas (including by-products but excluding solution gas from oil wells)(3)	989	8.26	1.38
	Non-conventional Oil & Gas Activities	27	3.60	0.60

	Total	4,151	15.49	2.58

Notes:

(1)	Constant prices are shown under the heading “Pricing Assumptions”.

(2)	NGL associated with the production of solution gas are included as a by-product.

(3)	NGL associated with the production of natural gas are included as a by-product.

(4)	Net present value of future net revenue per boe or Mcfe are based on our net reserves.

(5)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil. Oil has been converted to thousand cubic feet of natural gas equivalent on the basis of one barrel of oil being equal to six (6) Mcf of natural gas.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	17

Pricing Assumptions

Forecast Prices used in Estimates

The forecast price and cost assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account forecasted two percent annual inflation with respect to future operating and capital costs. The forecast prices are provided in the table below and reflect GLJ’s January 1, 2012 price forecast as referred to in the GLJ Report.

	Oil				Natural Gas	Natural Gas Liquids(1)
Year	WTI Cushing Oklahoma (US$/bbl)	Edmonton Par Price 40[0]API (Cdn$/bbl)	Cromer Medium 29.3[0]API (Cdn$/bbl)	Hardisty Heavy 12[0] API (Cdn$/bbl)	AECO Gas Price (Cdn$/MMBtu)	Propane (Cdn$/bbl)	Butane (Cdn$/bbl)	Pentanes Plus (Cdn$/bbl)	Inflation Rates(2) (%/Year)	Exchange Rate(3) (US$/Cdn$)
2011(4)	94.83	95.15	87.57	67.03	3.68	53.47	74.24	103.75	—	—
2012	97.00	97.96	90.12	72.37	3.49	58.78	76.41	107.76	2.0	0.98
2013	100.00	101.02	92.94	73.60	4.13	60.61	78.80	108.09	2.0	0.98
2014	100.00	101.02	91.93	74.51	4.59	60.61	78.80	105.06	2.0	0.98
2015	100.00	101.02	91.93	74.51	5.05	60.61	78.80	105.06	2.0	0.98
2016	100.00	101.02	91.93	74.51	5.51	60.61	78.80	105.06	2.0	0.98
2017	100.00	101.02	91.93	74.51	5.97	60.61	78.80	105.06	2.0	0.98
2018	101.35	102.40	93.18	75.54	6.21	61.44	79.87	106.49	2.0	0.98
2019	103.38	104.47	95.07	77.09	6.33	62.68	81.49	108.65	2.0	0.98
2020	105.45	106.58	96.99	78.67	6.46	63.95	83.13	110.84	2.0	0.98
2021	107.56	108.73	98.95	80.28	6.58	65.24	84.81	113.08	2.0	0.98
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.98

Notes:

(1)	FOB Edmonton.

(2)	Inflation rates for forecasting prices and costs.

(3)	The exchange rates used to generate the benchmark reference prices in this table.

(4)	Actual average historical prices for 2011.

Constant Prices used in Estimates

The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were determined from the actual prices on the first day of each month during 2011 and were not escalated. In addition to the product prices, operating and capital costs have no inflationary increase. The constant prices are as follows:

	Oil				Natural Gas	Natural Gas Liquids(1)
Year	WTI Cushing Oklahoma (US$/bbl)	Edmonton Par Price 40[0] API (Cdn$bbl)	Cromer Medium 29.3[0] API (Cdn$bbl)	Hardisty Heavy 12[0] API (Cdn$bbl)	AECO Gas Price (Cdn$MMBtu)	Propane (Cdn$bbl)	Butane (Cdn$bbl)	Pentanes Plus (Cdn$bbl)	Inflation Rate (%/Year)	Exchange Rat e(2) (US$Cdn$)
2012 and thereafter	95.99	97.03	89.66	69.22	3.78	54.02	74.21	105.50	0.0%	1.0166

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

18	ANNUAL INFORMATION FORM

Reserves Reconciliation

The following tables provide a reconciliation of our gross reserves of crude oil, natural gas and NGL for the year ended December 31, 2011, presented using forecast prices and costs. All reserves are located in Canada.

Reserves Reconciliation

By Principal Product Type

(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Natural Gas Liquids
	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)
December 31, 2010	81,077	29,024	110,101	15,232	11,233	26,465	21,216	8,216	29,432

Technical Revisions	5,281	(1,017)	4,264	3,260	(986)	2,274	2,300	(452)	1,848
Discoveries	—	—	—	—	—	—	—	—	—
Extensions	4,920	2,755	7,674	4,459	(4,196)	263	2,253	347	2,600
Infill Drilling	1,238	453	1,691	676	71	747	209	114	323
Improved Recovery	646	139	786	2,827	1,662	4,489	45	16	62
Acquisitions	84	24	107	—	—	—	9	3	12
Dispositions	(152)	(47)	(200)	—	—	—	(38)	(18)	(57)
Economic Factors	—	—	—	—	—	—	—	—	—
Production	(7,803)	—	(7,803)	(2,345)	—	(2,345)	(3,515)	—	(3,515)

December 31, 2011	85,291	31,331	116,622	24,108	7,784	31,892	22,479	8,225	30,704

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis(1)
	Gross Proved (MMcf)	Gross Probable (MMcf)	Gross Proved Plus Probable (MMcf)	Gross Proved (MMcf)	Gross Probable (MMcf)	Gross Proved Plus Probable (MMcf)	Gross Proved (Mboe)	Gross Probable (Mboe)	Gross Proved Plus Probable (Mboe)
December 31, 2010	564,062	279,489	843,551	52,680	12,866	65,547	220,316	97,198	317,514

Technical Revisions	29,357	(22,039)	7,317	(1,496)	(675)	(2,172)	15,484	(6,239)	9,245
Discoveries	—	—	—	—	—	—	—	—	—
Extensions	45,737	17,771	63,508	—	—	—	19,254	1,868	21,122
Infill Drilling	3,129	1,185	4,315	—	—	—	2,645	835	3,480
Improved Recovery	202	210	413	—	—	—	3,552	1,853	5,405
Acquisitions	101	33	133	—	—	—	110	31	141
Dispositions	(431)	(345)	(776)	—	—	—	(263)	(123)	(386)
Economic Factors	—	—	—	—	—	—	—	—	—
Production	(75,400)	—	(75,400)	(3,602)	—	(3,602)	(26,830)	—	(26,830)

December 31, 2011	566,757	276,304	843,061	47,582	12,191	59,773	234,268	95,423	329,691

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	19

At December 31 2011, Company Interest Total Proved Plus Probable Reserves at forecast prices and costs were 330.5 MMboe as compared to 318.4 MMboe reported at year end 2010. The following additional GLJ reserves reconciliation is presented for year end December 31, 2011.

Company Interest Reserves Reconciliation

on Total Oil Equivalent Basis

(Forecast Prices and Costs)

	Proved Developed Producing Reserves (Mboe)(1)	Total Proved Reserves (Mboe)(1)	Total Proved Plus Probable Reserve (Mboe)(1)
December 31, 2010	183,664	221,028	318,429

Technical Revisions	16,430	15,587	9,322
Discoveries	—	—	—
Extensions	11,193	19,258	21,128
Infill Drilling	1,383	2,645	3,480
Improved Recovery	2,536	3,553	5,405
Acquisitions	100	110	141
Dispositions	(269)	(269)	(394)
Economic Factors	—	—	—
Production	(27,000)	(27,000)	(27,000)

December 31, 2011	188,038	234,910	330,511

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil.

Significant factors bearing on the reserves reconciliation were as follows:

•

Reserve additions from drilling activity, improved recovery and technical revisions replaced 152 percent and 146 percent of 2011 production for Proved Reserves and Total Proved Plus Probable Reserves, respectively. Based on all changes, including acquisitions and dispositions, reserve replacement was 151 percent and 145 percent for Proved Reserves and Proved Plus Probable Reserves, respectively.

•

New reserve additions for development activity during 2011 amounted to 30.0 MMboe of Total Proved Plus Probable Reserves. Most significant were drilling extensions in our resource plays at Groundbirch, Judy Creek and Harmattan, and polymer flood development at East Bodo. Reserve increases in the Proved Developed Producing category also resulted from the reclassification of Proved or Probable Undeveloped Reserves to producing primarily for drilling extensions at Groundbirch, Judy Creek, Carson Creek and Harmattan and improved recovery at East Bodo.

•	Approximately 34 percent of the Total Proved Plus Probable Reserve additions were light oil, 18 percent were heavy oil, 10 percent were NGL and 38 percent were natural gas.

•

Technical revisions due to improved performance resulted in a net increase of 9.3 MMboe of Total Proved Plus Probable Reserves primarily in Harmattan, Quirk Creek, Jenner and Carson Creek, and includes a negative performance revision of 4.9 MMboe at Groundbirch.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Proved Undeveloped Reserves and Probable Undeveloped Reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, Undeveloped Reserves are scheduled to be developed within the next two to three years. Much of the remaining capital scheduled beyond this period is for staged developments such as the Judy Creek, Swan Hills and Weyburn miscible flood projects, and the Lindbergh oil sands development. Other longer term capital expenditures are for gas development most of which has been deferred with capital being allocated instead to higher-impact oil opportunities.

20	ANNUAL INFORMATION FORM

Company Gross Reserves

First Attributed by Year(1)

Proved Undeveloped Reserves
	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Coal Bed Methane (MMcf)		Natural Gas Liquids (Mbbl)		Total Oil Equivalent (Mboe)(2)
	First Attributed	Total at year end	First Attributed	Total at year end	First Attributed	Total at year end	First Attributed	Total at year end	First Attributed	Total at year end	First Attributed	Total at year end
Prior	17,029	17,029	1,676	1,676	48,311	48,311	10,372	10,372	1,120	1,120	29,606	29,606
2009	1,347	16,351	130	1,846	2,778	30,359	10,140	19,184	209	1,190	3,840	27,644
2010	1,386	15,077	30	1,732	30,017	51,742	10,435	24,955	516	878	8,674	30,470
2011	2,891	16,447	5,599	6,324	18,332	62,830	—	23,241	1,027	1,678	12,572	38,794

Probable Undeveloped Reserves
	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Coal Bed Methane (MMcf)		Natural Gas Liquids (Mbbl)		Total Oil Equivalent (Mboe)(2)
	First Attributed	Total at year end	First Attributed	Total at year end	First Attributed	Total at year end	First Attributed	Total at year end	First Attributed	Total at year end	First Attributed	Total at year end
Prior	12,372	12,372	7,857	7,857	68,822	68,822	7,948	7,948	3,478	3,478	36,502	36,502
2009	1,565	11,514	68	7,853	9,450	37,134	2,177	5,178	934	2,510	4,505	28,929
2010	708	10,168	50	7,613	99,381	145,695	2,809	6,318	1,284	2,879	19,073	45,996
2011	2,185	12,015	1,767	4,193	44,814	139,429	—	6,077	1,210	2,535	12,630	42,994

Notes:

(1)	“First Attributed” refers to reserves first attributed at year end of the corresponding fiscal year.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil.

Proved Undeveloped Reserves

Our Proved Undeveloped Reserves comprise approximately 17 percent of Company Interest total Proved Reserves on a barrel of oil equivalency basis. Company Interest Proved Undeveloped Reserves of 38.8 MMboe were assigned by GLJ in accordance with NI 51-101. In general, Proved Undeveloped Reserves were assigned to certain properties because we intend to make the needed capital commitments to convert the Undeveloped Reserves to Proved Developed Producing Reserves in the next few years. Proved Undeveloped Reserves have been primarily assigned for future miscible flood expansion and development drilling.

The Groundbirch property, acquired in 2010, accounts for approximately 16 percent of our Proved Undeveloped Reserves. Drilling is forecast by GLJ to occur over the next two years to develop these reserves. At Judy Creek, drilling and miscible flood development is forecast to continue until 2015 and accounts for another 14 percent of Company Interest Proved Undeveloped Reserves. Similarly, in the Swan Hills unit miscible flood expansion, as well as some infill drilling, comprises 11 percent of our Company Interest Proved Undeveloped Reserves. The Swan Hills unit reserves have a 50 year Remaining Reserve Life. The incremental recovery is reflected in the GLJ Report and miscible flood expansion is forecasted to continue until 2030. In the Weyburn Unit, the Proved Undeveloped Reserves amount to nine percent of the total, and reflect the capital allocated to infill drilling, waterflood realignment and CO2 miscible flood expansion, forecast to continue until 2018. Our CBM development requires further drilling at Twining, Huxley and Fenn Big Valley. Because of the extensive land holdings and slower pace of development, this is forecast to occur over the next five years and represents another nine percent of the Proved Undeveloped Reserves. Approximately seven percent of Pengrowth’s Company Interest Proved Undeveloped Reserves are assigned to the heavy oil polymer flood development in East Bodo that is forecast to occur over the next four years. At Harmattan, drilling extensions and infill drilling scheduled over the next three years account for about six percent of Company Interest Proved Undeveloped Reserves.

Probable Undeveloped Reserves

Probable Undeveloped Reserves were assigned by GLJ in accordance with the requirements and standards of NI 51-101 and the COGE Handbook. Our Probable Undeveloped Reserves amount to 43.0 MMboe and represent about 13 percent of the Total Proved Plus Probable Reserves. Probable Undeveloped Reserves are assigned for similar reasons and generally to the same properties as Proved Undeveloped Reserves, but also meet the requirements of the reserve classification to which they belong. Our largest Probable Undeveloped Reserves are distributed among certain properties as a percent of the total as follows: Groundbirch (37 percent), Weyburn Unit (eight percent), Judy Creek (seven percent), Swan Hills Unit (six percent), East Bodo (four percent) and Lindbergh (four percent).

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	21

Future Development Costs

The following table outlines development costs deducted in the estimation of future net revenue calculated utilizing both constant and forecast prices and costs, undiscounted and using a discount rate of ten percent per annum for the years indicated. All of such development costs are estimated to be incurred in Canada.

							Total
Reserve Category	2012 ($MM)	2013 ($MM)	2014 ($MM)	2015 ($MM)	2016 ($MM)	Remainder ($MM)	Undiscounted ($MM)	Discounted at 10% ($MM)
Proved Reserves (Constant Prices and Costs)	246	194	74	57	24	159	754	577
Proved Reserves (Forecast Prices and Costs)	247	208	90	63	32	220	860	631
Proved & Probable Reserves (Forecast Prices and Costs)	300	335	172	113	58	289	1,267	926

We expect to fund future development costs with a combination of cash flow, debt and equity. There are no reserves that are expected to be limited in their recovery due to their cost of development. We have established a $625 million capital expenditure program for 2012 to fund our land acquisition, development and exploration activities, including expenditures at our Lindbergh oil sands SAGD project.

Finding, Development and Acquisition Costs

Finding and Development Costs

During 2011, we spent $603.4 million, net of Alberta drilling royalty credits, on development and optimization activities, which added 41.0 MMboe of Proved Reserves and 39.3 MMboe of Total Proved Plus Probable Reserves including revisions. The development and optimization activities exclude $5.7 million in expenditures mainly for information technology projects in the Calgary office. The largest reserve additions were for drilling and improved recovery projects at Groundbirch, East Bodo, Swan Hills and Olds.

In total, we participated in drilling 241 gross wells (123 net wells) with a 99 percent success rate.

Extensive development occurred in the Pengrowth-operated Swan Hills Beaverhill Lake trend during 2011. In addition to ongoing miscible flood development and waterflood optimization, we also drilled a total of 27 horizontal oil wells at Judy Creek, primarily in the tighter platform and reef margin. We also drilled 11 liquids-rich gas wells and two oil wells at Carson Creek and three wells in Deer Mountain. Multi-stage fracture treatments were used in the completion of these wells.

Drilling and miscible flood development also occurred in the partner-operated properties where we participated in 14 oil wells at House Mountain and five each in the Swan Hills and South Swan Hills units.

We drilled a total of 34 wells, including 26 producers, at East Bodo where a polymer flood is being implemented to increase heavy oil recovery in the Lloydminster formation. Similar drilling programs are planned over the next few years.

At Lindbergh, we drilled 14 stratigraphic test/observation wells during 2011 to better understand the reservoir and delineate the pool. In addition, two SAGD wells pairs were drilled in the pilot area where steam injection commenced in early February 2012.

In the Olds area, we drilled, or participated in the drilling of, nine successful horizontal wells resulting in three Cardium oil wells, one Viking oil well, three Elkton gas wells and two Mannville gas wells.

We continue to develop Montney gas at Groundbirch since the acquisition of Monterey in September 2010. During 2011, we drilled and completed four new horizontal wells and completed four others previously drilled. We now have a total of 15 producing wells since coming on stream in December 2010.

Further development and optimization occurred in the CO2 miscible flood and waterflood areas of the Weyburn Unit in southeast Saskatchewan. During 2011, 37 wells were drilled in the unit, consisting of 24 water and CO2 injection wells, 11 producers and two observation wells.

Various other drilling programs and optimization work were conducted during 2011 to test new concepts, increase production and maximize recoveries.

22	ANNUAL INFORMATION FORM

Acquisitions and Divestitures

During 2011, minor asset acquisitions were made at Carson Creek, Deer Mountain, Judy Creek and Virginia Hills to increase interests and acquire undrilled acreage in existing core areas. In aggregate we spent $8.6 million and acquired 0.1 MMboe of Total proved Plus Probable Reserves and 7.1 net sections of undrilled lands.

Total proceeds from minor dispositions of small, isolated properties and undeveloped acreage during 2011 were $16.9 million, resulting in a decrease of 0.3 MMboe Proved Reserves and 0.4 MMboe Total Proved Plus Probable Reserves.

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

Finding, Development and Acquisition Costs

Company Interest Reserves

(Forecast Prices and Costs)

Proved Reserves	2011 Proved	2010 Proved	2009 Proved	2009-2011 Weighted Average Proved
Costs Excluding Future Development Capital
Exploration and Development Capital Expenditures - $M	603,394	329,470	202,200	1,135,064
Exploration and Development Reserve Additions including Revisions - Mboe	41,042	20,505	11,291	72,838

Finding and Development Cost - $/boe	14.70	16.07	17.91	15.58

Net Acquisition Capital - $M	(8,307)	400,600	(6,230)	386,063
Net Acquisition Reserve Additions - Mboe	(160)	11,232	(937)	10,135

Net Acquisition Cost - $/boe	52.06	35.67	6.65	38.09

Total Capital Expenditures including Net Acquisitions - $M	595,087	730,070	195,970	1,521,127
Reserve Additions including Net Acquisitions - Mboe	40,883	31,737	10,354	82,973

Finding Development and Acquisition Cost - $/boe	14.56	23.00	18.93	18.33

Costs Including Future Development Capital
Exploration and Development Capital Expenditures - $M	603,394	329,470	202,200	1,135,064
Exploration and Development Change in FDC - $M	257,000	32,000	(42,800)	246,200
Exploration and Development Capital including Change in FDC - $M	860,394	361,470	159,400	1,381,264
Exploration and Development Reserve Additions including Revisions - Mboe	41,042	20,505	11,291	72,838

Finding and Development Cost - $/boe	20.96	17.63	14.12	18.96

Net Acquisition Capital - $M	(8,307)	400,600	(6,230)	386,063
Net Acquisition FDC - $M	0	34,000	800	34,800
Net Acquisition Capital including FDC - $M	(8,307)	434,600	(5,430)	420,863
Net Acquisition Reserve Additions - Mboe	(160)	11,232	(937)	10,135

Net Acquisition Cost - $/boe	52.06	38.69	5.80	41.53

Total Capital Expenditures including Net Acquisitions - $M	595,087	730,070	195,970	1,521,127
Total Change in FDC - $M	257,000	66,000	(42,000)	281,000
Total Capital including Change in FDC - $M	852,087	796,070	153,970	1,802,127
Reserve Additions including Net Acquisitions - Mboe	40,883	31,737	10,354	82,973

Finding Development and Acquisition Cost including FDC - $/boe	20.84	25.08	14.87	21.72

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	23

Total Proved Plus Probable Reserves	2011 Proved plus Probable	2010 Proved plus Probable	2009 Proved plus Probable	2009-2011 Weighted Average Proved plus Probable
Costs Excluding Future Development Capital
Exploration and Development Capital Expenditures - $M	603,394	329,470	202,200	1,135,064
Exploration and Development Reserve Additions including Revisions - Mboe	39,335	27,127	2,577	69,039

Finding and Development Cost - $/boe	15.34	12.15	78.46	16.44

Net Acquisition Capital - $M	(8,307)	400,600	(6,230)	386,063
Net Acquisition Reserve Additions - Mboe	(253)	22,832	(1,283)	21,296

Net Acquisition Cost - $/boe	32.85	17.55	4.86	18.13

Total Capital Expenditures including Net Acquisitions - $M	595,087	730,070	195,970	1,521,127
Reserve Additions including Net Acquisitions - Mboe	39,082	49,959	1,294	90,335

Finding Development and Acquisition Cost - $/boe	15.23	14.61	151.45	16.84

Costs Including Future Development Capital
Exploration and Development Capital Expenditures - $M	603,394	329,470	202,200	1,135,064
Exploration and Development Change in FDC - $M	188,000	86,000	(122,800)	151,200
Exploration and Development Capital including Change in FDC -$M	791,394	415,470	79,400	1,286,264
Exploration and Development Reserve Additions including Revisions - Mboe	39,335	27,127	2,577	69,039

Finding and Development Cost - $/boe	20.12	15.32	30.81	18.63

Net Acquisition Capital - $M	(8,307)	400,600	(6,230)	386,063
Net Acquisition FDC - $M	0	106,000	800	106,800
Net Acquisition Capital including FDC - $M	(8,307)	506,600	(5,430)	492,863
Net Acquisition Reserve Additions - Mboe	(253)	22,832	(1,283)	21,296

Net Acquisition Cost - $/boe	32.85	22.19	4.23	23.14

Total Capital Expenditures including Net Acquisitions - $M	595,087	730,070	195,970	1,521,127
Total Change in FDC - $M	188,000	192,000	(122,000)	258,000
Total Capital including Change in FDC - $M	783,087	922,070	73,970	1,779,127
Reserve Additions including Net Acquisitions - Mboe	39,082	49,959	1,294	90,335

Finding Development and Acquisition Cost including FDC - $/boe	20.04	18.46	57.16	19.69

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

	2011	2010	2009	2009-2011 Weighted Average
Recycle Ratio	1.4	1.8	0.9	1.5
Operating Netback, $/boe(1)	28.45	26.92	26.07	27.12
P+P F&D, $/boe(2)	20.12	15.32	30.81	18.63

Notes:

(1)	Operating netback is calculated as shown in “Production History (Netback)”.

(2)	P+P F&D uses Exploration and Development capital including Change in FDC divided by Exploration and Development Reserve Additions including Revisions as shown above.

24	ANNUAL INFORMATION FORM

Reserve Life Index (RLI)

The reserve life index provides a comparative measure of the longevity of the resources. We calculate the RLI by dividing 2011 Company Interest year end reserves by GLJ’s 2012 forecasted production.

	Proved Producing Reserves	Total Proved Reserves	Total Proved Plus Probable Reserves
RLI, years	7.6	9.0	12.0
Reserves, Mboe(1)(2)	188,038	234,810	330,511
2012 Forecast Production, boe/d(1)	67,396	71,879	75,298

Notes:

(1)	Both reserves and production are Company Interest.

(2)	Reserves are calculated using Forecast Prices and Costs.

Reserve Replacement

We provide reserve replacement data as an indication of the effectiveness of our investments made and the relative impact of that investment. The reserve replacement figures are calculated with and without net acquisitions included.

	2011	2010	2009	Weighted Average/ Total 2009-2011
Without Net Acquisitions Proven Plus Probable Replacement	146%	99%	9%	83%
P+P Drill Adds plus Revisions, MMboe(1)	39.3	27.1	2.6	69.0

With Net Acquisitions Proven Plus Probable Replacement	145%	183%	4%	109%
P+P Adds, Revisions plus net Acquisitions, MMboe(1)	39.1	50.0	1.3	90.4

Without Net Acquisitions Total Proved Replacement	152%	75%	39%	87%
Total Proved Drill Adds plus Revisions, MMBoe(1)	41.0	20.5	11.3	72.8

With Net Acquisitions Total Proved Replacement	151%	116%	36%	100%
Total Proved Adds, Revisions plus net Acquisitions, MMboe(1)	40.9	31.7	10.4	83.0

Current Year Production, MMboe(1)	27.0	27.3	29.0	83.3

Note:

(1)	Both reserves and production are Company Interest. Note that natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil.

Other Oil and Gas Information

Oil and Gas Wells

As at December 31, 2011, we had an interest in 8,103 gross (4,099 net) producing oil and natural gas wells and 2,562 gross (1,423 net) non-producing oil and natural gas wells.

	Producing		Non-Producing		Total
	Gross	Net	Gross	Net	Gross	Net
Crude Oil Wells
Alberta	1,743	1,153	833	503	2,576	1,656
British Columbia	91	58	143	94	234	152
Saskatchewan	875	179	538	204	1,413	383
Nova Scotia	—	—	—	—		—
Natural Gas Wells
Alberta	5,139	2,553	563	296	5,702	2,849
British Columbia	196	118	114	70	310	188
Saskatchewan	40	36	39	30	79	66
Nova Scotia	19	2	—	—	19	2
Other(1)
Alberta	—	—	261	187	261	187
British Columbia	—	—	42	33	42	33
Saskatchewan	—	—	29	6	29	6

Total	8,103	4,099	2,562	1,423	10,665	5,522

Note:

(1)	We cannot classify these wells as either oil or gas.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	25

Properties with No Attributed Reserves

The following table sets forth the gross and net acres of unproved properties held by us as at December 31, 2011 and the maximum net area of unproved properties for which we expect our rights to explore, develop and exploit to expire during 2011. There are no material work commitments necessary to maintain these properties.

When determining gross and net acreage for two or more leases covering the same lands but different rights, the acreage is reported for each lease. Where there are multiple discontinuous rights in a single lease, the acreage is reported only once.

Unproved Properties

as at December 31, 2011

Location	Gross Acres	Net Acres	Maximum Net Acres That May Expire During 2012
Alberta	814,896	572,907	63,188
British Columbia	401,628	220,078	106,449
Ontario	4,776	—	—
Saskatchewan	60,844	40,657	7,550
Nova Scotia	200,650	15,957	—

Total	1,482,794	849,599	177,187

The expiring acreage is being evaluated and attempts will be made to maintain our rights on the acreage. Historically, efforts to maintain our rights on acreage on activity have been successful.

Lindbergh Oil Sands Reserves and Contingent Resources

The Lindbergh oil sands property is located approximately 420 kilometres northeast of Calgary and 50 kilometres south of Bonnyville. We have a 100% Working Interest in the Lindbergh oil sands leases, located in the Cold Lake oil sands district in north-eastern Alberta and covering 20,800 net acres (32.5 sections). There are a total of 106 existing wells that have been used in the geological evaluation. The Corporation has drilled and evaluated 34 core holes since acquiring the property in 2004. Additionally, 36 square kilometres of three dimensional seismic along with 55 kilometres of two dimensional seismic, has been shot and evaluated.

The main bitumen resource at Lindbergh is located within the Lloydminster Formation of the Mannville Group, at an approximate depth of 500 metres. Oil quality averages 11o API. The average exploitable reservoir pay thickness is 18 metres in the project area. There appear to be limited, if any, top water or top gas thief zones within the Lloydminster Formation. A competent caprock is provided by the General Petroleum shale, which is believed to be pervasive and consistent throughout the area.

We own a central processing facility and pad site and have drilled and completed two SAGD well pairs in December 2011. The wells were drilled from a single pad with each having an effective horizontal well length of 840 metres within the bitumen-bearing Lloydminster formation.

Both well pairs encountered high quality reservoir throughout, and most notably, the absence of lean zones and shale barriers in any of the well bores. All horizontal sections were drilled to design length, with none of the well bores exiting the edge of the reservoir target area.

We began injecting steam at the Lindbergh pilot in early February 2012. Pending favourable pilot results, the first phase of the Lindbergh Commercial Project will have a maximum design capacity of 12,500 bbl/d of bitumen (including the pilot area) with an expected project life of 30 years. Over the life of the Lindbergh project, there are expected to be approximately 60-65 well pairs drilled from approximately eight or nine well pads within the project area, recovering in excess of 107 MMbbls of bitumen. The production life for each individual well pair is estimated to be approximately 10 – 12 years. As the individual well pair production declines, additional well pairs will be drilled throughout the Lindbergh project area to maintain production. Future expansion of the Lindbergh Commercial Project will increase the production capacity to 30,000 bbl/d.

The Corporation submitted an application for a 12,500 bblpd Commercial Project to the ERCB and Alberta Environment on December 23, 2011. Regulatory approval of this application is expected in the second quarter of 2013, with construction able to commence shortly thereafter.

Proved, Probable and Possible Reserves have been assigned to the pilot project. In addition, there are economic Contingent Resources for the area beyond the pilot. GLJ has updated the evaluation of the reserves and Contingent Resources for Lindbergh as of December 31, 2011. The evaluation was limited to portions of the reservoir amenable to SAGD. The pilot’s profitability will be sensitive to oil prices and reservoir quality. The pilot is forecast to be profitable using forecast prices and costs as well as constant prices and costs.

The tables below summarize the estimated volumes of Company Interest reserves and economic Contingent Resources attributable to the Lindbergh property based upon forecast prices and costs. The estimates are in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101. Please note that reserves and Contingent Resources involve different risks associated with achieving commerciality. Under the fiscal conditions, including commodity price and cost assumptions, applied in the estimation of reserves, the likelihood that a project will achieve commerciality is assumed to be 100 percent, whereas the likelihood of a Contingent Resource achieving commerciality may be less than 100 percent.

26	ANNUAL INFORMATION FORM

Proved and Probable Reserves have been assigned within the region of the proposed pilot development area. Proved plus Probable plus Possible Reserves have been assigned to this same pilot area as well as a previously delineated region offsetting the pilot. The Proved and Probable Reserves attributed to the Lindbergh property have been included in the reserves disclosed under “- Statement of Oil and Gas Reserves and Reserves Data”.

Lindbergh Oil Sands Project

Proved, Proved plus Probable and Proved plus Probable plus Possible Reserves as of December 31, 2011

(Forecast Prices and Costs)

	Proved Reserves	Proved plus Probable Reserves	Proved plus Probable plus Possible Reserves
Gross Reserves (MMbbl)	4.4	6.3	18.4

Contingent Resources have been assigned to the remaining areas of the reservoir within the property that meet certain minimum criteria. In 2011, we drilled 14 stratigraphic test/observation wells. As a result of increasing the project area, delineating the pool further and mapping a larger area which can potentially be developed, GLJ has increased their estimate of exploitable BIIP and economic Contingent Resources from 2010 year end as shown below. Contingent Resources have been assigned on the basis of a technically feasible SAGD recovery project having been defined. However, there is no certainty that it will be commercially viable to produce any portion of the Contingent Resources.

A significant portion of these resource volumes are classified as a resource rather than a reserve because they are contingent upon favorable pilot performance. The remainder are contingent upon favourable pilot performance, ongoing reservoir studies, delineation drilling and facility design and preparation of firm development plans, regulatory application approval and corporate approvals relating to commercial development. We anticipate these contingencies will be satisfied during 2012 which should allow us to book a significant portion of the Contingent Resources as Proved and Probable Reserves by or before year-end.

	December 31, 2011		December 31, 2010
	Exploitable BIIP(1) (Gross MMbbl)	Contingent Resources(2) (Gross MMbbl)	Exploitable BIIP(1) (Gross MMbbl)	Contingent Resources(2) (Gross MMbbl)
Low Estimate(3)	591	193	396	149
Best Estimate(4)	783	296	439	193
High Estimate(5)	1,013	476	510	258

Notes:

(1)	Exploitable BIIP is that portion of bitumen initially in place which is amenable to SAGD development.

(2)	Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The contingencies may include factors such as economics, legal, environmental, political, regulatory or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates.

(3)	Low Estimate is a conservative estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level.

(4)	Best Estimate is a best estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level.

(5)	High Estimate is an optimistic estimate of the quantity of oil that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.

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

Groundbirch Reserves and Contingent Resources

The Groundbirch property is located approximately 40 kilometres southwest of Ft. St. John, British Columbia and covers an area of approximately 13,440 acres. We have an average 90 percent Working Interest in the lands that we acquired from Monterey in September 2010.

Production from the Montney formation began on this property in December 2010. For those areas producing and immediately adjacent, GLJ has assigned proven, probable and possible reserves. For areas outside of this, GLJ has completed a Contingent Resource assessment.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	27

The tables below summarize the estimated volumes of Company Interest reserves and economic Contingent Resources attributable to the Groundbirch property based upon forecast prices and costs. The estimates are in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101. Please note that reserves and Contingent Resources involve different risks associated with achieving commerciality. Under the fiscal conditions, including commodity price and cost assumptions, applied in the estimation of reserves, the likelihood that a project will achieve commerciality is assumed to be 100 percent, whereas the likelihood of a Contingent Resource achieving commerciality may be less than 100 percent.

Groundbirch

Proved, Proved plus Probable and Proved plus Probable plus Possible Reserves as of December 31, 2011

(Forecast Prices and Costs)

	Proved Developed Producing Reserves (Gross)	Total Proved Reserves (Gross)	Total Proved Plus Probable Reserves (Gross)	Total Proved Plus Probable and Possible Reserves (Gross)
Reserves
Gas (Bcf)	31.5	67.6	168.9	196.9
NGL (MMbbl)	0.1	0.1	0.4	0.4
Total (MMboe)(1)	5.3	11.4	28.5	33.2

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil.

Contingent Resources have been assigned to the remaining areas of the reservoir within the property that meet certain minimum criteria. GLJ’s estimate of economic Contingent Resources has decreased compared to 2010 year end as shown below. The decrease from last year is largely due to steeper sustained initial declines in the producing wells which result in lower recoveries. Also, certain areas now have reserves assigned based on further development thus reducing the Contingent Resources in those areas of the pool.

Contingent Resources are assigned on the basis of a technically feasible recovery project having been defined. These Contingent Resources are expected to be economic to develop. The reclassification of these Contingent Resources as reserves is contingent upon performance of existing wells and preparation and corporate approval of a development plan. However, there is no certainty that it will be commercially viable to produce any portion of the Contingent Resource.

	December 31, 2011 Contingent Resources(1) (Gross)	December 31, 2010 Contingent Resources(1) (Gross)
Low Estimate(2)
Gas, MMcf	155.3	249.9
NGL, MMbbl	0.3	0.5
Total, MMboe(5)	26.2	42.1

Best Estimate(3)
Gas, MMcf	271.5	424.4
NGL, MMbbl	0.6	0.9
Total, MMboe(5)	45.8	71.6

High Estimate(4)
Gas, MMcf	488.6	630.7
NGL,s MMbbl	1.0	1.3
Total, MMboe(5)	82.5	106.4

Notes:

(1)	Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The contingencies may include factors such as economics, legal, environmental, political, regulatory or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates.

(2)	Low Estimate is a conservative estimate of the quantity of gas that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level.

(3)	Best Estimate is a best estimate of the quantity of gas that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level.

(4)	High Estimate is an optimistic estimate of the quantity of gas that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.

(5)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one barrel of oil.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional development wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than

28	ANNUAL INFORMATION FORM

what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional development wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

Forward Contracts

We use financial derivatives or fixed price contracts to manage our exposure to fluctuations in commodity prices and foreign currency exchange rates. A description of such instruments is provided in note 18 of our annual audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2011, which may be found on SEDAR at www.sedar.com.

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

We have estimated the net present value (discounted at ten percent per annum) of our total asset retirement obligations, which are inclusive of those costs estimated by GLJ, to be approximately $108 million as at December 31, 2011, based on a total future liability (inflated at 1.5 percent per annum) of approximately $1,845 million. These costs are anticipated to be paid over 65 years with the majority of the costs incurred in the last 20 years and applies to 7,848 net wells (14,729 gross wells).

The following table summarizes our total current asset retirement obligations as at December 31, 2011:

Asset Retirement Obligations

	2012 ($MM)	2013 ($MM)	2014 ($MM)	Remainder ($MM)	Total ($MM)
Total Abandonment, Reclamation, Remediation & Dismantling	6.0	5.7	5.8	1,827.7	1,845.2

Discounted at ten percent	5.7	5.0	4.6	92.5	107.8

The above table excludes asset retirement obligations associated with future development and, in particular, the development associated with Proved Developed Non-Producing, Proved Undeveloped and Probable Reserves, except where such activity would be coincidental with existing operations. GLJ’s Proved Developed Producing reserve evaluation is the best comparison to our current operation and includes $234 million ($85 million when discounted at ten percent) of the current asset retirement obligations in the above table. Elsewhere, where we describe Future Net Revenue, only the GLJ estimated abandonment obligation is included in the values. For further clarity, the amount beyond the $234 million, or $85 million when discounted at ten percent, is excluded elsewhere.

Tax Horizon

We have not paid cash income tax in the past year and based upon current tax legislation, anticipated capital spending and economic conditions, we do not anticipate having to pay corporate income tax until at least 2015.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	29

Costs Incurred

The following table outlines property acquisition, exploration and development costs that we incurred during the financial year ended December 31, 2011. These costs include only those costs which are cash or cash equivalent.

Nature of Cost	Amount ($MM)
Acquisition Costs(1)
Proved	3.1
Unproved	5.5
Exploration Costs	88.2
Development Costs	515.2

Total	612.0

Note:

(1)	Based on the values assigned to property, plant and equipment in the purchase price allocation for the Monterey acquisition in the December 31, 2011 financial statements, and cash paid for other properties acquired.

Exploration and Development Activities

The following table summarizes the number of wells drilled during the financial year ended December 31, 2011.

	Development		Exploration		Total
Wells	Gross	Net	Gross	Net	Gross	Net
Gas	26	18.3	1	0.7	27	19.0
Oil	153	69.4	4	4.0	157	73.4
Service	43	17.8	—	—	43	17.8
Stratigraphic Test	11	11.0	—	—	11	11.0
Dry	3	1.4	—	—	3	1.4

Total	236	117.9	5	4.7	241	122.6

Production Estimates

The following tables summarize the 2012 average daily volume of gross production estimated by GLJ for all properties held on December 31, 2011 using constant and forecast prices and costs, all of which will be produced in Canada. These estimates assume certain activities take place, such as the development of Undeveloped Reserves, and that there are no dispositions. We estimate our 2012 Company Interest production to be between 74,500 and 76,500 boepd.

	2012 Estimated Production
	Constant Prices and Costs		Forecast Prices and Costs
	Total Proved	Total Proved Plus Probable	Total Proved	Total Proved Plus Probable
Light and Medium Crude Oil (bblpd)	22,329	23,624	22,329	23,624
Heavy Crude Oil (bblpd)	7,144	7,444	7,144	7,444
Natural Gas (Mcfpd)	196,635	203,380	196,663	203,436
Natural Gas Liquids (bblpd)	9,388	10,075	9,388	10,075

Total (boepd)	71,633	75,039	71,638	75,049

Production History (Netback)

The following tables summarize, for each quarter of our most recent financial year, certain of our production information in respect of our Company Interest production, product prices received, royalties paid, operating expenses and resulting operating netbacks.

	QUARTER ENDED				YEAR ENDED
	Mar 31, 2011	June 30, 2011	Sept 30, 2011	Dec 31, 2011	Dec 31, 2011
Barrels of Oil Equivalent (1)
Average Daily Oil Production(2) (boepd)	73,634	70,958	74,568	76,691	73,973
Sales price (after commodity risk management) ($/boe)	51.15	54.41	52.68	54.28	53.13
Other production income ($/boe)	0.29	0.83	0.81	0.89	0.71

Oil & gas sales ($/boe)	51.44	55.24	53.49	55.17	53.84
Royalties ($/boe)	(9.11)	(11.18)	(10.65)	(10.25)	(10.29)
Operating expenses ($/boe)	(13.81)	(14.14)	(14.51)	(14.13)	(14.15)
Transportation costs ($/boe)	(0.88)	(0.95)	(1.18)	(0.80)	(0.95)

Operating netback ($/boe)	27.64	28.97	27.15	29.99	28.45

Light Crude
Average Daily Oil Production (2) (bblpd)	21,066	20,641	21,163	22,935	21,455
Sales price (after commodity risk management) ($/bbl)	83.21	92.82	91.95	91.58	89.94
Other production income ($/bbl)	0.59	0.80	0.94	0.91	0.81

30	ANNUAL INFORMATION FORM

	QUARTER ENDED				YEAR ENDED
	Mar 31, 2011	June 30, 2011	Sept 30, 2011	Dec 31, 2011	Dec 31, 2011
Oil & gas sales ($/bbl)	83.80	93.62	92.89	92.49	90.75
Royalties ($/bbl)	(17.82)	(21.83)	(20.46)	(21.29)	(20.37)
Operating expenses ($/bbl)	(16.29)	(15.62)	(17.78)	(15.40)	(16.26)
Transportation costs ($/bbl)	(2.14)	(2.32)	(3.25)	(1.75)	(2.36)

Operating netback ($/bbl)	47.55	53.85	51.40	54.05	51.76

Heavy Oil
Average Daily Oil Production (2) (bblpd)	6,639	6,225	6,387	6,448	6,425
Oil & gas sales ($/bbl)	60.02	74.74	62.36	76.13	68.24
Royalties ($/bbl)	(9.07)	(18.54)	(14.23)	(13.65)	(13.81)
Operating expenses ($/bbl)	(12.73)	(15.70)	(15.54)	(13.91)	(14.45)

Operating netback ($/bbl)	38.22	40.50	32.59	48.57	39.98

Natural Gas(3)
Average Daily Natural Gas Production (2) (Mcfpd)	220,517	213,342	219,552	220,977	218,601
Sales price (after commodity risk management) ($/Mcf)	4.35	4.18	4.05	3.77	4.08
Other production income ($/Mcf)	0.04	0.19	0.17	0.21	0.16

Oil & gas sales ($/Mcf)	4.39	4.37	4.22	3.98	4.24
Royalties ($/Mcf)	(0.41)	(0.35)	(0.31)	(0.26)	(0.33)
Operating expenses ($/Mcf)	(2.08)	(2.08)	(1.98)	(2.31)	(2.11)
Transportation costs ($/Mcf)	(0.09)	(0.09)	(0.09)	(0.09)	(0.09)

Operating netback ($/Mcf)	1.81	1.85	1.84	1.32	1.71

NGLs
Average Daily Oil Production (2) (bblpd)	9,176	8,535	10,426	10,478	9,659
Oil & gas sales ($/bbl)	71.40	68.95	66.58	70.54	69.31
Royalties ($/bbl)	(15.87)	(17.95)	(19.42)	(14.51)	(16.92)
Operating expenses ($/bbl)	(13.43)	(15.90)	(17.03)	(12.34)	(14.65)
Transportation costs ($/bbl	—	—	—	(0.20)	(0.05)

Operating netback ($/bbl)	42.10	35.10	30.13	43.49	37.69

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six (6) Mcf of natural gas being equal to one boe.

(2)	Before the deductions of royalties.

(3)	Includes CBM production.

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

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	31

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

DIVIDENDS

General

We currently pay monthly dividends to our Shareholders on the 15th day of each month or the first business day following the 15th day. The record date for any dividend is on or about the 22nd day of the month preceding the dividend date or such other date as may be determined by our Board. In accordance with stock exchange rules, an ex-dividend date occurs two trading days prior to the record date to permit time for settlement of trades of securities and dividends must be declared a minimum of seven trading days before the record date. A list of all anticipated dividend record dates for 2012 can be found at www.pengrowth.com/investors/dividends/.

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

The following table sets forth dividends declared by the Corporation in 2011 and distributions declared by the Trust in respect of 2009 and 2010 on the outstanding Common Shares and Trust Units, respectively, for the periods indicated, with each amount being paid in the following month:

Month	2011 ($/share)	2010 ($/share)	2009 ($/share)
January	0.07	0.07	0.10
February	0.07	0.07	0.10
March	0.07	0.07	0.10
April	0.07	0.07	0.10
May	0.07	0.07	0.10
June	0.07	0.07	0.10
July	0.07	0.07	0.10
August	0.07	0.07	0.10
September	0.07	0.07	0.07
October	0.07	0.07	0.07
November	0.07	0.07	0.07
December	0.07	0.07	0.07

Total	0.84	0.84	1.08

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

32	ANNUAL INFORMATION FORM

ABCA Solvency Tests

The payment of dividends by a corporation is governed by the liquidity and insolvency tests described in the ABCA. Pursuant to the ABCA, after the payment of a dividend, we must be able to pay our liabilities as they become due, and the realizable value of our assets must be greater than our liabilities and the legal stated capital of our outstanding securities. As at December 31, 2011, our legal stated capital was approximately $1.346 billion.

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

Material Acquisition:	An acquisition or series of acquisitions which increases the consolidated tangible assets of Pengrowth by more than five percent.

Subordinated Debt:	Debt which, by its terms, is subordinated to the lenders under the Credit Facility.

Total Capitalization:	The aggregate of Consolidated Total Debt and the Shareholders Equity (calculated in accordance with GAAP as shown on the Corporation’s consolidated balance sheet).

Senior Unsecured Notes

The terms of the note agreements ensure note holders have priority over our Shareholders with respect to our assets and income.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	33

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

INDUSTRY CONDITIONS

Companies operating in the oil and natural gas industry are subject to extensive regulation and control of operations (including land tenure, exploration, development, production, refining and upgrading, transportation, and marketing) as a result of legislation enacted by various levels of government and with respect to the pricing and taxation of oil and natural gas through agreements among the governments of Canada, Alberta, British Columbia, Saskatchewan and Nova Scotia, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these regulations or controls will affect our operations in a manner materially different than they will affect other oil and natural gas companies of similar size. All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing

Oil

The producers of oil are able to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, availability and cost of transportation capacity to various markets, the value of refined products, the supply/demand balance, and contractual terms of sale. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the “NEB”). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB.

34	ANNUAL INFORMATION FORM

Natural Gas

The price of the vast majority of natural gas produced in western Canada is now determined through highly liquid market hubs such as the Alberta “NIT” (Nova Inventory Transfer) hub rather than through direct negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas (other than propane, butane and ethane) exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or for a larger quantity requires an exporter to obtain an export licence from the NEB.

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

The North American Free Trade Agreement

The North American Free Trade Agreement (“NAFTA”) among the governments of Canada, the United States and Mexico became effective on January 1, 1994. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of goods of the party maintaining the restriction as compared to the proportion prevailing in the most recent 36 month period; (ii) impose an export price higher than the domestic price (subject to an exception with respect to certain measures which only restrict the volume of exports); and (iii) disrupt normal channels of supply. All three signatory countries are prohibited from imposing a minimum or maximum export price requirement in any circumstance where any other form of quantitative restriction is prohibited. The signatory countries are also prohibited from imposing a minimum or maximum import price requirement except as permitted in enforcement of countervailing and anti-dumping orders and undertakings. NAFTA requires energy regulators to ensure the orderly and equitable implementation of any regulatory changes and to ensure that the application of those changes will cause minimal disruption to contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, all of which are important for Canadian oil and natural gas exports.

Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern royalties, production rates and other matters. The royalty regime in a given province is a significant factor in the profitability of oil sands projects, crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner’s interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	35

Alberta

Producers of oil and natural gas from Crown lands in Alberta are required to pay annual rental payments, currently at a rate of $3.50 per hectare, and make monthly royalty payments in respect of oil and natural gas produced.

On October 25, 2007, the Government of Alberta released a report entitled “The New Royalty Framework” (“NRF”) containing proposals which were subsequently implemented by the Mines and Minerals (New Royalty Framework) Amendment Act, 2008. The NRF took effect on January 1, 2009. Changes in Alberta’s royalty system, in effect after December 31, 2010, is known as the “Alberta Royalty Framework” (the “ARF”).

Under the ARF, royalty rates for conventional oil are set by a single sliding rate formula which is applied monthly and incorporates separate variables to account for production rates and market prices. Effective January 1, 2011, the maximum royalty payable under the ARF was set at 40%. The royalty curve for conventional oil announced on May 27, 2010 amends the price component of the conventional oil royalty formula to moderate the increase in the royalty rate at prices higher than $535/m3 compared to the previous royalty curve.

Royalty rates for natural gas under the ARF are similarly determined using a single sliding rate formula incorporating separate variables to account for production rates and market prices. Effective January 1, 2011, the maximum royalty payable under the ARF was set at 36%. The royalty curve for natural gas announced on May 27, 2010 amends the price component of the natural gas royalty formula to moderate the increase in the royalty rate at prices higher than $5.25/GJ compared to the previous royalty curve.

Oil sands projects are also subject to the ARF. Prior to payout of an oil sands project, the royalty is payable on gross revenues of an oil sands project. Gross revenue royalty rates range between 1-9% depending on the market price of oil, determined using the average monthly price, expressed in Canadian dollars, for WTI crude oil at Cushing, Oklahoma: rates are 1% when the market price of oil is less than or equal to $55 per barrel and increase for every dollar of market price of oil increase to a maximum of 9% when oil is priced at $120 or higher. After payout, the royalty payable is the greater of the gross revenue royalty based on the gross revenue royalty rate of 1-9% and the net revenue royalty based on the net revenue royalty rate. Net revenue royalty rates start at 25% and increase for every dollar of market price of oil increase above $55 up to 40% when oil is priced at $120 or higher. As part of the implementation of the NRF, the Government of Alberta renegotiated existing contracts with certain oil sands producers that were not compatible with the NRF or the ARF.

Producers of oil and natural gas from freehold lands in Alberta are required to pay annual freehold production taxes. The level of the freehold production tax is based on the volume of monthly production and a specified rate of tax for both oil and gas.

In April 2005, the Government of Alberta implemented the Innovative Energy Technologies Program (the “IETP”), which has the stated objectives of increasing recovery from oil and gas deposits, finding technical solutions to the gas over bitumen issue, improving the recovery of bitumen by in-situ and mining techniques and improving the recovery of natural gas from coal seams. The IETP provides royalty adjustments to specific pilot and demonstration projects that utilize new or innovative technologies to increase recovery from existing reserves.

On April 10, 2008, the Government of Alberta introduced two new royalty programs to be implemented along with the NRF and intended to encourage the development of deeper, higher cost oil and gas reserves. A five-year program for conventional oil exploration wells over 2,000 metres provides qualifying wells with up to $1 million or 12 months of royalty relief, whichever comes first, and a five-year program for natural gas wells deeper than 2,500 metres provides a sliding scale royalty credit based on depth of up to $3,750 per metre. On May 27, 2010, the natural gas deep drilling program was amended, retroactive to May 1, 2010, by reducing the minimum qualifying depth to 2,000 metres, removing a supplemental benefit of $875,000 for wells exceeding 4,000 metres that are spudded subsequent to that date, and including wells drilled into pools drilled prior to 1985, among other changes.

On November 19, 2008, the Government of Alberta announced the introduction of a five-year program of transitional royalty rates with the intent of promoting new drilling. The 5-year transition option is designed to provide lower royalties at certain price levels in the initial years of a well’s life when production rates are expected to be the highest. Under this new program, companies drilling new natural gas or conventional deep oil wells (between 1,000 and 3,500 m) are given a one-time option, on a well-by-well basis, to adopt either the new transitional royalty rates or those outlined in the NRF. These options expired on February 15, 2011 and on January 1, 2014, all producers operating under the transitional royalty rates will automatically become subject to the ARF. The revised royalty curves for conventional oil and natural gas will not be applied to production from wells operating under the transitional royalty rates.

On March 3, 2009, the Government of Alberta announced a three-point incentive program in order to stimulate new and continued economic activity in Alberta. One aspect of the program was a drilling royalty credit program which provided up to a $200 per metre royalty credit for new wells. The drilling credit program applied to wells that were drilled between April 1, 2009 and March 31, 2010 and has not been extended for wells drilled after March 31, 2010. Another aspect of the program was a new well royalty program which provided for a maximum 5% royalty rate for eligible new wells for the first twelve (12) productive months or until the regulated “volume cap” was reached. The New Well Royalty Regulation, providing for the permanent implementation of this incentive program, was approved by an Order-in-Council on March 17, 2011.

36	ANNUAL INFORMATION FORM

In addition to the foregoing, the Government of Alberta has implemented certain initiatives intended to accelerate technological development and facilitate the development of unconventional resources (the “Emerging Resource and Technologies Initiative”). Specifically:

•	Coalbed methane wells will receive a maximum royalty rate of 5% for 36 producing months on up to 750 MMcf of production, retroactive to wells that began producing on or after May 1, 2010;

•	Shale gas wells will receive a maximum royalty rate of 5% for 36 producing months with no limitation on production volume, retroactive to wells that began producing on or after May 1, 2010;

•	Horizontal gas wells will receive a maximum royalty rate of 5% for 18 producing months on up to 500 MMcf of production, retroactive to wells that commenced drilling on or after May 1, 2010; and

•

Horizontal oil wells and horizontal non-project oil sands wells will receive a maximum royalty rate of 5% with volume and production month limits set according to the depth of the well (including the horizontal distance), retroactive to wells that commenced drilling on or after May 1, 2010.

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

Approximately 77 percent of our Company Interest production forecast for 2012 is in the Province of Alberta on Crown lands.

British Columbia

Producers of oil and natural gas from Crown lands in British Columbia are required to pay annual rental payments, currently at a rate of $3.50 per hectare, and make monthly royalty payments in respect of oil and natural gas produced. The amount payable as a royalty in respect of oil depends on the type and vintage of the oil, the quantity of oil produced in a month and the value of that oil. Generally, oil is classified as either light or heavy and the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (“old oil”), between October 31, 1975 and June 1, 1998 (“new oil”), or after June 1, 1998 (“third-tier oil”). The royalty calculation takes into account the production of oil on a well-by-well basis, the specified royalty rate for a given vintage of oil, the average unit selling price of the oil and any applicable royalty exemptions. Royalty rates are reduced on low productivity wells, reflecting the higher unit costs of extraction, and are the lowest for third-tier oil, reflecting the higher unit costs of both exploration and extraction.

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

•

Deep Royalty Credit Program providing a royalty credit equal to approximately 23% of drilling and completion costs for vertical wells with a true vertical depth greater than 2,500 metres and horizontal wells with a true vertical depth greater than 2,300 metres;

•	Deep Re-Entry Royalty Credit Program providing royalty credits for deep re-entry wells with a true vertical depth greater than 2,300 metres and a re-entry date subsequent to December 1, 2003;

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	37

•

Deep Discovery Royalty Credit Program providing the lesser of a 3-year royalty holiday or 283,000,000 m3 of royalty free gas for deep discovery wells with a true vertical depth greater than 4,000 metres whose surface locations are at least 20 kilometres away from the surface location of any well drilled into a recognized pool within the same formation with a spud date after November 30, 2003;

•

Coalbed Gas Royalty Reduction and Credit Program providing a royalty reduction for coalbed gas wells with average daily production less than 17,000 m3 as well as a royalty credit for coalbed gas wells equal to $50,000 for wells drilled on Crown land and a tax credit equal to $30,000 for wells drilled on freehold land;

•

Marginal Royalty Reduction Program providing royalty reductions for low productivity natural gas wells with average monthly production under 25,000 m3 during the first 12 production months and average daily production less than 23 m3 for every metre of marginal well depth;

•

Ultra-Marginal Royalty Reduction Program providing additional royalty reductions for low productivity shallow natural gas wells with a true vertical depth of less than 2,500 metres in the case of vertical wells, and a total vertical depth of less than 2,300 metres in the case of a horizontal well, average monthly production under 60,000 m3 during the first 12 production months and average daily production less than 11.5 m3 (development wells) or 17 m3 (exploratory wildcat wells) for every 100 metres of marginal well depth; and

•

Net Profit Royalty Reduction Program providing reduced initial royalty rates to facilitate the development and commercialization of technically complex resources such as coalbed gas, tight gas, shale gas and enhanced-recovery projects, with higher royalty rates applied once capital costs have been recovered.

Oil produced from an oil well that is located on either Crown or freehold land and completed in a new pool discovered subsequent to June 30, 1974 may also be exempt from the payment of a royalty for the first 36 months of production or 11,450 m3 of production, whichever comes first.

The Government of British Columbia also maintains an Infrastructure Royalty Credit Program (the “Infrastructure Royalty Credit Program”) which provides royalty credits for up to 50% of the cost of certain approved road construction or pipeline infrastructure projects intended to improve, or make possible, the access to new and underdeveloped oil and gas areas. In 2009, 2010 and 2011, the Government of British Columbia awarded $120 million in royalty credits to oil and gas companies under the Infrastructure Royalty Credit Program.

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

Approximately ten percent of our Company Interest production forecast for 2012 is in the Province of British Columbia on Crown lands.

Saskatchewan

In Saskatchewan, the amount payable as Crown royalty or freehold production tax in respect of oil depends on the type and vintage of oil, the quantity of oil produced in a month, the value of the oil produced and specified adjustment factors determined monthly by the provincial government. For Crown royalty and freehold production tax purposes, conventional oil is classified as “heavy oil”, “southwest designated oil” or “non-heavy oil other than southwest designated oil”. The conventional royalty and production tax classifications (“fourth tier oil”, “third tier oil”, “new oil” and “old oil”) depend on the finished drilling date of a well and are applied to each of the three crude oil types slightly differently. Heavy oil is classified as third tier oil (having a finished drilling date on or after January 1, 1994 and before October 1, 2004), fourth tier oil (having a finished drilling date on or after October 1, 2002) or new oil (not classified as either third tier oil or fourth tier oil). Southwest designated oil uses the same definitions of third and fourth tier oil but new oil is defined as conventional oil produced from a horizontal well having a finished drilling date on or after February 9, 1998 and before October 1, 2002. For non-heavy oil other than southwest designated oil, the same classification is used but new oil is defined as conventional oil produced from a vertical well completed after 1973 and having a finished drilling date prior to 1994, whereas old oil is defined as conventional oil not classified as third or fourth tier oil or new oil.

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

38	ANNUAL INFORMATION FORM

The amount payable as Crown royalty or freehold production tax in respect of natural gas production is determined by a sliding scale based on the actual price received, the quantity produced in a given month, the type of natural gas, and the vintage of the natural gas. Like conventional oil, natural gas may be classified as “non-associated gas” or “associated gas” and royalty rates are determined according to the finished drilling date of the respective well. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. Non-associated gas is classified as new gas (having a finished drilling date before February 9, 1998 with a first production date on or after October 1, 1976), third tier gas (having a finished drilling date on or after February 9, 1998 and before October 1, 2002), fourth tier gas (having a finished drilling date on or after October 1, 2002) and old gas (not classified as either third tier, fourth tier or new gas). A similar classification is used for associated gas except that the classification of old gas is not used, the definition of fourth tier gas also includes production from oil wells with a finished drilling date prior to October 1, 2002, where the individual oil well has a gas-oil production ratio in any month of more than 3,500 m3 of gas for every m3 of oil, and new gas is defined as oil produced from a well with a finished drilling date before February 9, 1998 that received special approval, prior to October 1, 2002, to produce oil and gas concurrently without gas-oil ratio penalties.

On December 9, 2010, the Government of Saskatchewan enacted the Freehold Oil and Gas Production Tax Act, 2010 replacing the existing Freehold Oil and Gas Production Tax Act and with the intention to facilitate more efficient payment of freehold production taxes by industry. No regulations have been passed with respect to the calculation of freehold production taxes under the new legislation, although several regulations remain in force under the previous legislation.

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

•

Royalty/Tax Incentive Volumes for Horizontal Gas Wells drilled on or after June 1, 2010 and before April 1, 2013 providing reduced Crown royalty and freehold tax rates on incentive volumes of 25,000,000 m3 for horizontal gas wells.

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

•

Royalty/Tax Regime for Enhanced Oil Recovery Projects (Excluding Waterflood Projects) Commencing on or after April 1, 2005 providing a Crown royalty of 1% of gross revenues on enhanced oil recovery projects pre-payout and 20% post-payout and a freehold production tax of 0% on operating income from enhanced oil recovery projects pre-payout and 8% post-payout; and

•

Royalty/Tax Regime for High Water-Cut Oil Wells granting “third tier oil” royalty/tax rates to incremental high water-cut oil production resulting from qualifying investments made to rejuvenate eligible oil wells and/or associated facilities; and

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	39

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

On June 22, 2011 the Government of Saskatchewan released the Upstream Petroleum Industry Associated Gas Conservation Standards which are designed to reduce emissions resulting for the flaring and venting of associated gas (the “Associated Natural Gas Standards”). The Associated Natural Gas Standards were jointly developed with industry and the implementation of such standards is set to commence on July 1, 2012 for new wells and facilities licensed on or after such date, and to apply to existing licensed wells and facilities on July 1, 2015.

Approximately seven percent of our Company Interest production forecast for 2012 is in the Province of Saskatchewan.

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

Approximately five percent of our Company Interest production forecast for 2012 is in the Province of Nova Scotia.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

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

Alberta also has a policy of “shallow rights reversion” which provides for the reversion to the Crown of mineral rights to shallow, non-productive geological formations for all leases and licenses. For leases and licenses issued subsequent to January 1, 2009, shallow rights reversion will be applied at the conclusion of the primary term of the lease or license. Holders of leases or licences that have been continued indefinitely prior to January 1, 2009 will receive a notice regarding the reversion of the shallow rights, which will be implemented three years from the date of the notice. Leases and licences that were granted prior to January 1, 2009 but continued after that date will not be subject to shallow rights reversion until they reach the end of their primary term and are continued (at which time deep rights reversion will be applied); thereafter, the holders of such agreements will be served with shallow rights reversion notices based on vintage and location similar to leases and licences that were already continued as of January 1, 2009. The order in which these agreements will receive reversion notices will depend on their vintage and location, and the Government of Alberta had anticipated that the receipt of reversion notices for older leases and licenses would commence in April 2011. However, on April 14, 2011, the Government of Alberta announced it was deferring serving shallow rights reversion notices and will revisit the decision in spring 2012.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation, all of which is subject to governmental review and revision from time to time. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations, such as sulphur dioxide and nitrous oxide. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

In December, 2008, the Government of Alberta released a new land use policy for surface land in Alberta, the Alberta Land Use Framework (the “ALUF”). The ALUF sets out an approach to manage public and private land use and natural resource development in a

40	ANNUAL INFORMATION FORM

manner that is consistent with the long-term economic, environmental and social goals of the province. It calls for the development of region-specific land use plans in order to manage the combined impacts of existing and future land use within a specific region and the incorporation of a cumulative effects management approach into such plans.

The Alberta Land Stewardship Act (the “ALSA”) was proclaimed in force in Alberta on October 1, 2009 and provides the legislative authority for the Government of Alberta to implement the policies contained in the ALUF. Regional plans established pursuant to the ALSA will be deemed to be legislative instruments equivalent to regulations and will be binding on the Government of Alberta and provincial regulators, including those governing the oil and gas industry. In the event of a conflict or inconsistency between a regional plan and another regulation, regulatory instrument or statutory consent, the regional plan will prevail. Further, the ALSA requires local governments, provincial departments, agencies and administrative bodies or tribunals to review their regulatory instruments and make any appropriate changes to ensure that they comply with an adopted regional plan. The ALSA also contemplates the amendment or extinguishment of previously issued statutory consents such as regulatory permits, leases, licenses, approvals and authorizations for the purpose of achieving or maintaining an objective or policy resulting from the implementation of a regional plan. Among the measures to support the goals of the regional plans contained in the ALSA are conservation easements, which can be granted for the protection, conservation and enhancement of land; and conservation directives, which are explicit declarations contained in a regional plan to set aside specified lands in order to protect, conserve, manage and enhance the environment.

On August 29, 2011 the Government of Alberta released a revised draft of the Lower Athabasca Regional Plan (the “Revised LARP”) updating its prior draft of April 5, 2011 (the “Draft LARP”). The Revised LARP, while establishing several conservation areas of the Athabasca region, has changed the boundaries of certain conservation areas outlined in the Draft LARP with the result that fewer oil sands leases appear to be impacted. Consistent with the Draft LARP, as the intention of the Revised LARP is to manage the areas to minimize or prevent new land disturbance, activities associated with oil sands development are considered incompatible with the intent to manage such conservation areas. However, references to the cancellation of existing tenures have been removed from the Revised LARP and the Revised LARP now contemplates that the conservation areas will be created pursuant to existing legislation rather than the previously contemplated regulations. Existing conventional petroleum and natural gas rights will not be affected, although the Revised LARP raises some question as to whether new conventional leases and licenses will be granted in the conservation areas in the future. The planning process is also underway for a regional plan for the South Saskatchewan Region.

Climate Change Regulation

Federal

In December 2002, the Government of Canada ratified the Kyoto Protocol (“Kyoto Protocol”), which requires a reduction in greenhouse gas (“GHG”) emissions by signatory countries between 2008 and 2012. The Kyoto Protocol officially came into force on February 16, 2005 although on December 12, 2011 Canada formally withdrew from the Kyoto Protocol.

On April 26, 2007, the Government of Canada released “Turning the Corner: An Action Plan to Reduce Greenhouse Gases and Air Pollution” (the “Action Plan”) which set forth a plan for regulations to address both GHGs and air pollution. An update to the Action Plan, “Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions” was released on March 10, 2008 (the “Updated Action Plan”). The Updated Action Plan outlines emissions intensity-based targets which will be applied to regulated sectors on either a facility-specific, sector-wide or company-by-company basis. Facility-specific targets apply to the upstream oil and gas, oil sands, petroleum refining and natural gas pipelines sectors. Unless a minimum regulatory threshold applies, all facilities within a regulated sector will be subject to the emissions intensity targets.

The Updated Action Plan makes a distinction between “Existing Facilities” and “New Facilities”. For Existing Facilities, the Updated Action Plan requires an emissions intensity reduction of 18% below 2006 levels by 2010 followed by a continuous annual emissions intensity improvement of 2%. “New Facilities” are defined as facilities beginning operations in 2004 and include both greenfield facilities and major facility expansions that (i) result in a 25% or greater increase in a facility’s physical capacity, or (ii) involve significant changes to the processes of the facility. New Facilities will be given a 3-year grace period during which no emissions intensity reductions will be required. Targets requiring an annual 2% emissions intensity reduction will begin to apply in the fourth year of commercial operation of a New Facility. Further, emissions intensity targets for New Facilities will be based on a cleaner fuel standard to encourage continuous emissions intensity reductions over time. The method of applying this cleaner fuel standard has not yet been determined. In addition, the Updated Action Plan indicates that targets for the adoption of carbon capture and storage (“CCS”) technologies will be developed for oil sands in-situ facilities, upgraders and coal-fired power generators that begin operations in 2012 or later. These targets will become operational in 2018, although the exact nature of the targets has not yet been determined.

Given the large number of small facilities within the upstream oil and gas and natural gas pipeline sectors, facilities within these sectors will only be subject to emissions intensity targets if they meet certain minimum emissions thresholds. That threshold will be (i) 50,000 tonnes of CO2 equivalents per facility per year for natural gas pipelines; (ii) 3,000 tonnes of CO2 equivalents per facility per year for the upstream oil and gas facility; and (iii) 10,000 boepd/company. These regulatory thresholds are significantly lower than the regulatory threshold in force in Alberta, discussed below. In all other sectors governed by the Updated Action Plan, all facilities will be subject to regulation.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	41

Four separate compliance mechanisms are provided for in the Updated Action Plan in respect of the above targets:

(a)

Regulated entities will be able to use Technology Fund contributions to meet their emissions intensity targets. The contribution rate for Technology Fund contributions will increase over time, beginning at $15 per tonne of CO2 equivalent for the 2010 to 2012 period, rising to $20 in 2013, and thereafter increasing at the nominal rate of GDP growth. Maximum contribution limits will also decline from 70% in 2010 to 0% in 2018. Monies raised through contributions to the Technology Fund will be used to invest in technology to reduce GHG emissions. Alternatively, regulated entities may be able to receive credits for investing in large-scale and transformative projects at the same contribution rate and under similar requirements as described above.

(b)	The offset system is intended to encourage emissions reductions from activities outside of the regulated sphere, allowing non-regulated entities to participate in and benefit from emissions reduction activities. In order to generate offset credits, project proponents must propose and receive approval for emissions reduction activities that will be verified before offset credits will be issued to the project proponent. Those credits can then be sold to regulated entities for use in compliance or non-regulated purchasers that wish to either purchase the offset credits for cancellation or banking for future use or sale.

(c)	Under the Updated Action Plan, regulated entities were able to purchase credits created through the Clean Development Mechanism of the Kyoto Protocol which facilitates investment by developed nations in emissions-reduction projects in developing countries. The purchase of such Emissions Reduction Credits will be restricted to 10% of each firm’s regulatory obligation, with the added restriction that credits generated through forest sink projects will not be available for use in complying with the Canadian regulations. However, with the recent withdrawal from the Kyoto Protocol, the future use of this mechanism may not occur.

(d)	Finally, a one-time credit of up to 15 million tonnes worth of emissions credits will be awarded to regulated entities for emissions reduction activities undertaken between 1992 and 2006. These credits will be both tradable and bankable.

From December 7 to 18, 2009, government leaders and representatives met in Copenhagen, Denmark and agreed to the Copenhagen Accord, which reinforces the commitment to reducing GHG emissions contained in the Kyoto Protocol and promises funding to help developing countries mitigate and adapt to climate change. Another meeting of government leaders and representatives in 2010 resulted in the Cancun Agreements wherein developed countries committed to additional measures to help developing countries deal with climate change. Neither the Copenhagen Accord nor the Cancun Agreements establish binding GHG emissions reduction targets. In response to the Copenhagen Accord, the Government of Canada indicated that it will seek to achieve a 17% reduction in GHG emissions from 2005 levels by 2020.

Although draft regulations for the implementation of the Updated Action Plan were intended to become binding on January 1, 2010, only draft regulations pertaining to carbon dioxide emissions from coal-fired generation of electricity have been proposed to date. Further, representatives of the Government of Canada have indicated that the proposals contained in the Updated Action Plan will be modified to ensure consistency with the direction ultimately taken by the United States with respect to GHG emissions regulation. As a result, it is unclear to what extent, if any; the proposals contained in the Updated Action Plan will be implemented.

The United States Environmental Protection Agency (the “EPA”) has indicated its intention to impose GHG emissions standards for fossil fuel-fired power plants by specifying that it will issue final regulations by May 26, 2012, and with respect to refineries, specifying that it will issue proposed regulations by December 10, 2011 and finalized regulations by November 10, 2012. The EPA did not meet the December 10, 2011 deadline and it is unclear whether the EPA will also miss the finalized regulations deadline.

Alberta

Alberta enacted the Climate Change and Emissions Management Act (the “CCEMA”) on December 4, 2003, amending it through the Climate Change and Emissions Management Amendment Act which received royal assent on November 4, 2008. The CCEMA is based on an emissions intensity approach similar to the Updated Action Plan and aims for a 50% reduction from 1990 emissions relative to GDP by 2020.

Alberta facilities emitting more than 100,000 tonnes of GHGs a year are subject to compliance with the CCEMA. Similar to the Updated Action Plan, the CCEMA and the associated Specified Gas Emitters Regulation make a distinction between “Established Facilities” and “New Facilities”. Established Facilities are defined as facilities that completed their first year of commercial operation prior to January 1, 2000 or that have completed eight or more years of commercial operation. Established Facilities are required to reduce their emissions intensity to 88% of their baseline for 2008 and subsequent years, with their baseline being established by the average of the ratio of the total annual emissions to production for the years 2003 to 2005. New Facilities are defined as facilities that completed their first year of commercial operation on December 31, 2000, or a subsequent year, and have completed less than eight years of commercial operation, or are designated as New Facilities in accordance with the Specified Gas Emitters Regulation. New Facilities are required to reduce their emissions intensity by 2% from baseline in the fourth year of commercial operation, 4% of baseline in the fifth year, 6% of

42	ANNUAL INFORMATION FORM

baseline in the sixth year, 8% of baseline in the seventh year, and 10% of baseline in the eighth year. Unlike the Updated Action Plan, the CCEMA does not contain any provision for continuous annual improvements in emissions intensity reductions beyond those stated above.

The CCEMA contains compliance mechanisms that are similar to the Updated Action Plan. Regulated emitters can meet their emissions intensity targets by contributing to the Climate Change and Emissions Management Fund (the “Fund”) at a rate of $15 per tonne of CO2 equivalent. Unlike the Updated Action Plan, CCEMA contains no provisions for an increase to this contribution rate. Emissions credits can be purchased from regulated emitters that have reduced their emissions below the 100,000 tonne threshold or non-regulated emitters that have generated emissions offsets through activities that result in emissions reductions in accordance with established protocols published by the Government of Alberta.

On December 2, 2010, the Government of Alberta passed the Carbon Capture and Storage Statutes Amendment Act, 2010, which deemed the pore space underlying all land in Alberta to be, and to have always been, the property of the Crown and provided for the assumption of long-term liability for carbon sequestration projects by the Crown, subject to the satisfaction of certain conditions.

Under the Alberta regulations, if the emissions remain at current levels, we would be required to purchase “off-setting” credits in 2011 of up to $500,000 from Alberta Environment. In 2011 our Olds Gas Plant and Judy Creek Gas Conservation Plant did not need to purchase “off-setting” credits as we had a surplus of carbon credits.

British Columbia

In February, 2008, British Columbia announced a revenue-neutral carbon tax that took effect July 1, 2008. The tax is consumption-based and applied at the time of retail sale or consumption of virtually all fossil fuels purchased or used in British Columbia. The current tax level is $25 per tonne of CO2 equivalent. It is scheduled to increase to $30 per tonne of CO2 equivalent on July 31, 2012. In order to make the tax revenue-neutral, British Columbia has implemented tax credits and reductions in order to offset the tax revenues that the Government of British Columbia would otherwise receive from the tax.

On April 3, 2008, British Columbia introduced the Greenhouse Gas Reduction (Cap and Trade) Act (the “Cap and Trade Act”) which received royal assent on May 29, 2008 and partially came into force by regulation of the Lieutenant Governor in Council. Unlike the emissions intensity approach taken by the federal government and the Government of Alberta, the Cap and Trade Act establishes an absolute cap on GHG emissions. Although more specific details of British Columbia’s cap and trade plan have not yet been finalized, on January 1, 2010, new reporting regulations came into force requiring all British Columbia facilities emitting over 10,000 tonnes of CO2 equivalents per year to begin reporting their emissions. Facilities reporting emissions greater than 25,000 tonnes of CO2 equivalents per year are required to have their emissions reports verified by a third party. Regulations pertaining to proposed offsets and emissions trading are currently in the consultation stage.

We do not currently have any facilities that emit over 10,000 tonnes of CO2 but we do trigger the Linear Facility definition as we conduct oil and gas extraction and gas processing activities in British Columbia that cumulatively exceed the threshold. As a result, we are required to report our emissions; however, there are no reduction targets proposed for the 2011 reporting year.

Saskatchewan

On May 11, 2009, the Government of Saskatchewan announced The Management and Reduction of Greenhouse Gases Act (the “MRGGA”) to regulate GHG emissions in the province. The MRGGA received Royal Assent on May 20, 2010 and will come into force on proclamation. Regulations under the MRGGA have also yet to be proclaimed, but draft versions indicate that Saskatchewan will adopt the goal of a 20% reduction in GHG emissions from 2006 levels by 2020 and permit the use of pre-certified investment credits, early action credits and emissions offsets in compliance, similar to both the federal and Alberta climate change initiatives. It remains unclear whether the scheme implemented by the MRGGA will be based on emissions intensity or an absolute cap on emissions.

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

General Discussion

As present, we are not paying any direct costs. However, the direct and indirect costs of the various GHG regulations, existing and proposed, may at some time and under certain conditions adversely affect our business, operations and financial results. Equipment that meets future emission standards may not be available on an economic basis and other compliance methods to reduce our emissions or emissions intensity to future required levels may significantly increase operating costs or reduce the output of the projects. Offset, performance or fund credits may not be available for acquisition or may not be available on an economic basis. Any

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	43

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

RISK FACTORS

If any of the following risks occur, our production, revenues and financial condition could be materially impaired, with a resulting decrease in dividends on, and the market price of, our Common Shares. As a result, the trading price of our Common Shares could decline, and you could lose all or part of your investment. Additional risks are described under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2011.

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

The monthly dividends we pay to our Shareholders and the market price of the Common Shares depend, in part, on the prices we receive for our oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. While oil prices are set in a much broader global market, natural gas prices are largely dependent on North American economies. Additional factors include:

•	global energy policy, including the ability of OPEC to set and maintain production levels for oil;

•	geo-political conditions;

•	worldwide economic conditions including ongoing credit and liquidity concerns;

•	weather conditions including weather-related disruptions to the North American natural gas supply;

•	the supply and price of foreign oil and natural gas;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity to, and capacity of, transportation facilities;

•	the effect of worldwide energy conservation measures; and

•	government regulation.

Declines in oil or natural gas prices could have a materially adverse effect on our operations, financial condition and proved reserves and ultimately on the market price of the Common Shares and our ability to pay dividends to our Shareholders.

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

44	ANNUAL INFORMATION FORM

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

Our success depends in large measure on certain key and qualified personnel.

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

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	45

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

Uncertainty in domestic and international credit markets and other financial systems could materially affect our ability to access sufficient capital for our capital expenditures and acquisitions and, as a result, may have a material adverse effect on our ability to execute our business strategy and on our financial condition. There can be no assurance that financing will be available or sufficient to meet these requirements or for other corporate purposes or, if financing is available, that it will be on terms appropriate and acceptable to us. Should the lack of financing and uncertainty in the capital markets adversely impact our ability to refinance debt, additional equity may be issued resulting in a dilutive effect on current and future Shareholders.

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

We engage in hedging activities which could limit the full benefit of commodity price increases.

From time to time we enter into agreements to receive fixed prices for our oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that we engage in price risk management activities to protect ourselves from commodity price declines, we may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, our hedging arrangements may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	production falls short of the hedged volumes;

•	there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

•	the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

•	a sudden unexpected event materially impacts oil and natural gas prices.

46	ANNUAL INFORMATION FORM

Similarly, from time to time we may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, we will not benefit from the fluctuating exchange rate.

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

There is strong competition in all aspects of the oil and gas industry. We actively compete for capital, skilled personnel, undeveloped lands, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of our operations with a substantial number of other organizations. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market oil and other products on a world-wide basis and, as such, have greater technical, financial and operational resources than us.

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

The marketability of our production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing and storage facilities. United States federal and state and Canadian federal and provincial regulation of oil and gas production and transportation, general economic conditions, changes in supply and demand, market conditions, and other conditions affecting infrastructure systems and facilities could adversely affect our ability to produce and market oil and natural gas. If market factors dramatically change, the financial impact on us could be substantial. The availability of markets is beyond our control.

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

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	47

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

48	ANNUAL INFORMATION FORM

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

Reserve information contained herein includes estimates of proved, proved plus probable and possible reserves, as well as resources. The SEC permits, but does not require, the inclusion of estimates of probable and possible reserves in filings made with it by United States oil and gas companies. The SEC does not permit the inclusion of estimates of resources in reports filed with it by United States companies.

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

The oil and gas industry in Canada is subject to federal, provincial and municipal legislation and regulation governing such matters as land tenure, prices, royalties, production rates, environmental protection controls, the exportation of crude oil, natural gas and other products, as well as other matters. The industry is also subject to regulation by governments in such matters as the awarding or acquisition of exploration and production rights, oil sands or other interests, the imposition of specific drilling obligations, restrictions on certain operations such as the fracturing of wells, environmental protection controls, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights. Changes in, and the introduction of new, regulation may cause us to have to alter our operational practices, increase our compliance obligations and incur additional costs as a result.

Government regulations may change from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas, increase our costs or delay or restrict our operations, all of which would have a material adverse impact on us.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	49

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

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including fire, explosion, blowouts, sour gas releases and spills or other environmental hazards, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, we may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to us. In accordance with industry practice, we are not fully insured against all of these risks, nor are all such risks insurable. Although we maintain liability insurance in an amount that we consider consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event we could incur significant costs. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on our business, financial condition, results of operations and prospects. While we have both safety and environmental policies in place to protect our operators and employees and to meet regulatory requirements in areas where we operate, any costs incurred to repair damages or pay liabilities would reduce the funds available for dividend to the Shareholders.

If there are delays in our projects, this may delay our expected revenues from operations.

We manage a variety of small and large projects in the conduct of our business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

•	the availability of processing capacity;

•	the availability and proximity of pipeline capacity;

•	the availability of storage capacity;

50	ANNUAL INFORMATION FORM

•	the supply of and demand for oil and natural gas;

•	the availability of alternative fuel sources;

•	the effects of inclement weather;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	changes in regulations;

•	the availability and productivity of skilled labour; and

•	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

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

Potential conflicts of interest.

Certain of our directors are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Lindbergh SAGD Project Specific Risks

Our Lindbergh SAGD project will require substantial capital investment over the coming years. In addition to the above, there are certain additional risk factors associated with the development of our Lindbergh SAGD project. These include the following:

Early Stage of Development

There is a risk that design and construction of the facilities and infrastructure to support our Lindbergh oil sands pilot and any future commercial projects will not be completed on time, on budget or at all. Additionally, there is a risk that the Lindbergh pilot and any future commercial projects may have delays, interruptions of operations or increased costs due to many factors, including, without limitation:

•	inability to attract or retain sufficient numbers of qualified workers;

•	breakdown or failure of equipment or processes;

•	construction performance falling below expected levels of output or efficiency;

•	design errors;

•	non-performance by, or financial failure of, third-party contractors;

•	labour disputes, disruptions or declines in productivity;

•	increases in materials or labour costs;

•	conditions imposed by regulatory approvals;

•	delays induced by weather;

•	disruption or delays in availability of transportation services;

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	51

•	errors in construction;

•	changes in project scope;

•	unforeseen site surface or subsurface conditions;

•	transportation or construction accidents;

•	permit requirement violation;

•	availability of water supplies;

•	reservoir performance;

•	energy supply disruption; and

•	shortages of or delays in accessing drilling rigs and services.

The Lindbergh pilot project is not being constructed on a turn-key basis. Additionally, given the state of development of the Lindbergh project, various changes to the project may be made. Based upon current scheduling, the project is not expected to start commercial SAGD operations until 2014 at the earliest. The information contained herein related to the Lindbergh project, including, without limitation, reserve and economic evaluations, assumes receipt of all regulatory approvals and no material changes being made to the project or its scope.

The industry is in a period of substantial oil sands development and industrial activity. We will need to compete for equipment, supplies, services, and labour in this environment which could result in increased costs, shortages of goods and services that delay progress, or both. Increased competition for equipment, materials and labour may result in increased costs that could have a material adverse effect on our business, financial condition or results of operations. As such, there are risks associated with project cost estimates provided by us. Cost estimates are provided prior to pilot project results, completion of final scope design and detailed engineering needed to reduce the margin of error. Accordingly, actual costs may vary from estimates and these differences may be material.

Operating Costs

The operating costs of the Lindbergh project have the potential to vary considerably throughout the operating period and will be significant components of the cost of production of any petroleum products produced by the Lindbergh project. Project economics and our overall earnings may be reduced if increases in operating costs are incurred. Factors which could affect operating costs include, without limitation;

•	the amount and cost of labour to operate the Lindbergh project;

•	the cost of catalyst and chemicals;

•	the actual steam oil ratio required to operate the SAGD well pairs;

•	the cost of natural gas and electricity;

•	power outages, particularly in winter when freeze-ups could occur;

•	produced sand causing issues of erosion, hot spots and corrosion;

•	reliability of the facilities;

•	the maintenance cost of the facilities;

•	the cost to transport sales products and the cost to dispose of certain by-products;

•	the cost of insurance; and

•	catastrophic events such as fires, earthquakes, storms or explosions.

Infrastructure for the Lindbergh Project

We will depend, to a large extent, on third party designers, contractors and suppliers to design and construct the necessary facilities and infrastructure for the Lindbergh project. We also anticipate that we will rely on certain infrastructure owned and operated or to be

52	ANNUAL INFORMATION FORM

constructed by others, including, without limitation, pipelines for the transportation of diluent and produced bitumen to the market, natural gas, water source and disposal pipelines and electrical grid transmission lines for the provision and/or sale of electricity to us. The failure of any or all of these third parties to supply utilities, services or construct the infrastructure required to complete the Lindbergh project on a timely basis and on acceptable commercial terms would negatively impact our operation and financial results.

In-situ Extraction

Current SAGD technologies for in-situ recovery of heavy oil and bitumen are energy intensive, requiring significant consumption of natural gas and other fuels in the production of steam which is used in the recovery process. The amount of steam required in the production process can also vary and significantly impact costs. The performance of the reservoir can also impact the timing and levels of production using this technology.

Recovery of Bitumen

Recovering bitumen from oil sands involves particular risks and uncertainties. SAGD bitumen recovery facilities and development and expansion of production can entail significant capital outlays. SAGD projects like Lindbergh are susceptible to loss of production, slowdowns, or restrictions on their ability to produce higher value products due to the interdependence of component systems. Severe weather conditions can cause reduced production and in some situations result in higher costs.

Access to Diluent Supplies at Favourable Prices

Bitumen is characterized by high specific gravity or weight and high viscosity or resistance to flow. Diluent, a hydrocarbon based diluting agent, is required to facilitate the transportation of bitumen. A shortfall in the supply of diluent may cause its price to increase thereby increasing the cost to transport bitumen to market and correspondingly increasing our operating costs, decreasing our net revenues and negatively impacting the overall profitability of the Lindbergh oil sands project.

MARKET FOR SECURITIES

Prior to January 3, 2011 the Trust Units were listed on the NYSE under the symbol “PGH” and prior to January 10, 2011 the Trust Units were listed on the TSX under the symbol “PGF.UN”. Our outstanding Common Shares have been listed and posted for trading on the NYSE under the symbol “PGH” since January 3, 2011 and on the TSX under the symbol “PGF” since January 10, 2011. The following tables set forth certain trading information for the Common Shares and Trust Units in 2011 as reported by the TSX and the NYSE.

	TSX
2011	($) High	($) Low	Volume
Trust Units
January (3 to 7)	13.04	12.76	2,364,625

Common Shares
January (10 to 31)	13.44	12.45	25,781,087
February	12.79	12.00	16,919,005
March	13.80	11.98	19,256,750
April	13.96	12.77	13,117,658
May	13.37	12.23	12,644,657
June	12.81	11.56	13,588,895
July	12.84	11.95	10,912,849
August	12.47	9.63	15,570,618
September	11.36	9.33	12,595,787
October	10.91	8.48	15,778,533
November	11.05	9.84	20,245,324
December	11.18	10.39	22,478,714

	NYSE
2011	(US$) High	(US$) Low	Volume
Common Shares
January (3 to 31)	13.55	12.48	2,526,053
February	12.91	12.14	3,560,340
March	14.14	12.09	6,990,198
April	14.60	13.23	5,538,705
May	14.10	12.53	5,944,231
June	13.21	11.81	6,763,644
July	13.60	12.32	5,628,359
August	13.19	9.80	8,956,356
September	11.64	8.94	7,513,538
October	11.00	7.49	7,787,856
November	10.87	9.38	5,079,041
December	10.97	10.01	5,176,475

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	53

DIRECTORS AND OFFICERS

The name, jurisdiction of residence, position held and principal occupation for the previous five years of each of our directors and officers are set out below:

Name and Jurisdiction of Residence	Position with Pengrowth(1)	Principal Occupation

John B. Zaozirny(2)(3) Alberta, Canada	Chairman and Director (Director since 1988)	Vice Chairman of Canaccord Genuity Corp. since May 2010 and prior thereto Vice Chairman of Canaccord Financial Inc.

Derek W. Evans Alberta, Canada	President, Chief Executive Officer and Director (Director since 2009)	President and Chief Executive Officer of Pengrowth since September 2009; prior thereto President and Chief Operating Officer of Pengrowth since May 2009; and prior thereto, the President and Chief Executive Officer of Focus Energy Trust (energy trust) until 2008.

Thomas A. Cumming(3)(4)(5) Alberta, Canada	Director (Director since 2000)	Business Consultant and Corporate Director.

Wayne K. Foo(2)(4) Alberta, Canada	Director (Director since 2006)	President and Chief Executive Officer of Parex Resources Inc. (energy company) since 2009; prior thereto President and Chief Executive Officer of Petro Andina Resources Inc.

James D. McFarland(4)(5)(6) Alberta, Canada	Director (Director since 2010)	President and Chief Executive Officer of Valeura Energy Inc. (energy company) and its predecessor PanWestern Energy Inc. since April, 2010; prior thereto President and Chief Executive Officer of Verenex Energy Inc. from March, 2004 to December, 2009.

Michael S. Parrett(2)(3)(5) Ontario, Canada	Director (Director since 2004)	Business Consultant and Corporate Director.

A. Terence Poole(2)(5) Alberta, Canada	Director (Director since 2005)	Business Consultant since 2006; prior thereto Executive Vice President, Corporate Strategy and Development at Nova Chemicals Corporation.

D. Michael G. Stewart(3)(4) Alberta, Canada	Director (Director since 2006)	Corporate Director.

Gillian Basford Alberta, Canada	Vice President, Human Resources	Vice President, Human Resources of Pengrowth since January 2011; prior thereto Interim Vice President, Human Resources of Pengrowth Corporation from September 2010 until December 2010; prior thereto independent consultant.

Douglas C. Bowles Alberta, Canada	Vice President and Controller	Vice President and Controller of Pengrowth.

James E.A. Causgrove Alberta, Canada	Senior Vice President, Operations and Engineering	Senior Vice President, Operations and Engineering of Pengrowth since September 8, 2011; prior thereto, Vice President, Production and Operations of Pengrowth.

Steve J. De Maio(7) Alberta Canada	Vice President, In-Situ Development & Operations	Vice President In-Situ Development & Operations of Pengrowth since September 2010; prior thereto Vice-President of Project Development at Connacher Oil and Gas Limited (energy company) from November 2006 until September 2010; prior thereto President of De Maio Consulting (consulting company).

Dean Evans Alberta, Canada	Treasurer	Treasurer of Pengrowth since February 2009; prior thereto Treasury Manager at ARC Resources Ltd.

Andrew D. Grasby Alberta, Canada	Vice President, General Counsel & Corporate Secretary	Vice President, General Counsel & Corporate Secretary of Pengrowth since September 2010; prior thereto a partner with McCarthy Tétrault LLP (law firm).

Marlon J. McDougall Alberta, Canada	Chief Operating Officer	Chief Operating Officer of Pengrowth since August 8, 2011; prior thereto, Vice President Operations & Chief Operating Officer of NAL Resources from December 2006 to June 2011.

54	ANNUAL INFORMATION FORM

Name and Jurisdiction of Residence	Position with Pengrowth(1)	Principal Occupation
Robert W. Rosine Alberta, Canada	Executive Vice-President, Business Development	Executive Vice President, Business Development of Pengrowth since March 1, 2010; prior thereto President of Mancal Energy Inc. (energy company) from July 2008 to February 2010; prior thereto, Executive Vice President, Corporate Development of Highpine Oil & Gas Limited (energy company) from February 2006 to February 2008; and prior thereto President and Chief Executive Officer of White Fire Energy Ltd. (energy company).

Christopher G. Webster Alberta, Canada	Chief Financial Officer	Chief Financial Officer of Pengrowth.

Notes:

(1)	Denotes year first appointed as a director of Pengrowth Corporation, a predecessor of ours. Each of the directors has agreed to serve as such until the next annual meeting of shareholders or until their successor is duly appointed.

(2)	Member of Corporate Governance and Nominating Committee.

(3)	Member of Compensation Committee.

(4)	Member of Reserves, Operations, Health, Safety and Environment Committee.

(5)	Member of Audit and Risk Committee.

(6)	Mr. McFarland was the Managing Director and a director of Southern Pacific Petroleum NL (“SPP”), which was listed on the Australian Stock Exchange. In December 2003, a secured creditor of SPP appointed a receiver-manager. Mr. McFarland ceased to be the Managing Director and a director of SPP in February 2004.

(7)	Mr. De Maio was formerly an officer and a director of Efficient Energy Resources Ltd. (a private electrical generation company) which agreed to the voluntary appointment of a receiver in 2005.

As at December 31, 2011, the foregoing directors and officers, as a group, beneficially owned, directly or indirectly, 779,021 Common Shares or approximately 0.22 percent of the issued and outstanding Common Shares and held rights and options to acquire a further 1,786,623 Common Shares (assuming 100% vesting of all performance-based rights). The information as to shares beneficially owned, not being within our knowledge, has been furnished by the respective individuals.

The term of office for each director expires at the next annual meeting of Shareholders.

Corporate Cease Trade Orders, Bankruptcies, Personal Bankruptcies, Penalties or Sanctions

No director or executive officer is as at the date hereof, or has been within ten years of the date hereof, a director or chief executive officer or chief financial officer of any company, including us, that:

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

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	55

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

Name	Independent	Financially Literate	Relevant Education and Experience

Thomas A. Cumming	Yes	Yes	Mr. Cumming was President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool. He is also a past president of the Calgary Chamber of Commerce. Mr. Cumming is a professional engineer and holds a Bachelor of Applied Science degree in Engineering and Business from the University of Toronto.

James D. McFarland	Yes	Yes	Mr. McFarland has more than 39 years’ of experience in the oil and gas industry, most recently as President, Chief Executive Officer, director and co-founder of Valeura Energy Inc., a Toronto Stock Exchange listed issuer. Prior thereto Mr. McFarland was President, Chief Executive Officer, director and a co-founder of Verenex Energy Inc. He has served in senior executive roles as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23-year career with Imperial Oil Limited and other ExxonMobil affiliates in Canada, the US and western Europe. Mr. McFarland is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Society of Petroleum Engineers International, the Program Committee of the World Petroleum Council and the Institute of Corporate Directors. Mr. McFarland received a Bachelor of Science in Chemical Engineering from Queen’s University and a Master of Science in Petroleum Engineering from the University of Alberta.

Michael S. Parrett	Yes	Yes	Mr. Parrett is currently an independent consultant providing advisory service to various companies in Canada and the United States. Mr. Parrett is a director of Stillwater Mining Company, a NYSE listed company. He is Chairman of Mongolia Minerals Corporation and a director of Sunshine Silver Mines Corporation, both private corporations. He was formerly Chairman of Gabriel Resources Limited, President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. Mr. Parrett is a chartered accountant and holds a Bachelor of Arts in Economics from York University.

A. Terence Poole	Yes	Yes	Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth. He retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development. Mr. Poole currently serves on the board of directors for Methanex Corporation. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation.

Principal Accountant Fees and Services

The following table provides information about the aggregate fees billed to us for professional services rendered by KPMG LLP during fiscal 2011 and 2010:

	2011 ($M)	2010 ($M)
Audit Fees	1,024	923
Audit Related Fees	—	—
Tax Fees	35	80
All Other Fees	214	—

Total	1,273	1,003

Audit Fees

Audit fees consist of fees for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

56	ANNUAL INFORMATION FORM

Audit-Related Fees

Audit-related fees normally include due diligence reviews in connection with acquisitions, research of accounting and audit-related issues and the completion of audits required by contracts to which we are a party.

Tax Fees

During 2011 and 2010 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for us and our subsidiaries, tax advice and planning and commodity tax consultation.

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

Circumstances may arise where members of our Board of Directors serve as directors or officers of corporations which are in competition to our interests. The Board of Directors reviews potential conflicts of interest at each meeting. No assurances can be given that opportunities identified by such board members will be provided us. In addition, some members of our senior management team sit as directors of other corporations. Any such positions must be disclosed to the Board of Directors and approved by the Chief Executive Officer.

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

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	57

Prior to July 2009, the Trust was managed by Pengrowth Management Limited. Pursuant to a Management Agreement between Pengrowth Corporation and Pengrowth Management Limited, Pengrowth Management Limited had the right to appoint two directors to the board of directors of Pengrowth Corporation, the administrator of the Trust. Messrs. James Kinnear and Nicholas Villiers were the designated appointees in 2009 and 2010. Following termination of the Management Agreement in July 2009, Messrs. Kinnear and Villiers remained as directors of Pengrowth Corporation until December 31, 2011.

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

AUDITORS, TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Olympia Trust Company at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario. Our auditors are KPMG LLP, Chartered Accountants in Calgary, Alberta.

MATERIAL CONTRACTS

The only material contracts entered into by us or the Trust during the most recently completed financial year, or before the most recently completed financial year and still in effect, other than during the ordinary course of business, are as follows:

(i)	the First Amending Agreement to the Amended and Restated Credit Agreement dated November 29, 2011 concerning our Credit Facility;

(ii)	the Amended and Restated Credit Agreement dated January 1, 2011 between Pengrowth and a syndicate of ten financial institutions concerning the Credit Facility;

(iii)	the Note Purchase Agreement dated May 11, 2010 concerning the 2010 Senior Notes;

(iv)	the Note Purchase Agreement dated August 21, 2008 concerning the 2008 Senior Notes;

(v)	the Note Purchase Agreement dated July 26, 2007 concerning the 2007 US Senior Notes;

(vi)	the Note Purchase Agreement dated December 1, 2005 concerning the UK Senior Notes; and

(vii)	the Note Purchase Agreement dated April 23, 2003 concerning the 2003 US Senior Notes.

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

The Board adopted an updated code of ethics on November 4, 2011. All Directors, officers, employees, consultants and contractors are required to accept the Code of Ethics annually.

During the year ended December 31, 2011, Pengrowth has not granted any waivers (including implicit waivers) from the Code of Ethics in respect of its Chief Executive Officer, Chief Financial Officer or its principal accounting officers.

OFF-BALANCE SHEET ARRANGEMENTS

Pengrowth has no off-balance sheet arrangements.

58	ANNUAL INFORMATION FORM

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

The Board of Directors of the Corporation has adopted and published a Corporate Governance Policy which affirms Pengrowth’s commitment to maintaining a high standard of corporate governance. This policy is published on Pengrowth’s website at www.pengrowth.com. The Board of Directors of the Corporation has also adopted Terms of Reference for each of an Audit and Risk Committee, a Corporate Governance and Nominating Committee, a Compensation Committee, and a Reserves, Operations, Health, Safety and Environment Committee, a Code of Business Conduct and Ethics, a Corporate Disclosure Policy and an Insider Trading Policy each of which is published on Pengrowth’s website, and is available in print to any Shareholder who requests it. The Audit and Risk Committee’s Terms of Reference are attached hereto as Appendix C. From time to time, special committees of the Board of Directors are formed with prescribed mandates.

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

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration, the principal holders of Common Shares and securities authorized for issuance under equity compensation plans, is contained in our Management Information Circular which relates to the Annual Meeting of Shareholders to be held on May 2, 2012. Additional financial information is contained in our comparative consolidated financial statements and associated management’s discussion and analysis for the years ended December 31, 2011, 2010 and 2009.

Additional information relating to us may be found on SEDAR at www.sedar.com and on EDGAR at the SEC’s website at www.sec.gov.

For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Investor Relations

Pengrowth Energy Corporation

Suite 2100, 222 – 3rd Avenue S.W.

Calgary, Alberta T2P 0B4

Telephone: (403) 233-0224

(888) 744-1111

Fax: (866) 341-3586

Website: www.pengrowth.com

E-mail: investorrelations@pengrowth.com

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	59

APPENDIX A

FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR OR AUDITOR

To the board of directors of Pengrowth Energy Corporation (the “Company”):

1.	We have evaluated the Company’s reserves data as at December 31, 2011. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2011, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10 % discount rate - $M)
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	January 16, 2012	Canada	—	4,810,534	—	4,810,534

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 27, 2012.

(signed) “Doug R. Sutton”
Doug R. Sutton, P.Eng.
Vice-President

APPENDIX A	PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM

APPENDIX B

FORM 51-101F3

REPORT OF

MANAGEMENT AND DIRECTORS

RESERVES DATA AND OTHER INFORMATION

Management of Pengrowth Energy Corporation (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Corporation’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves, Operations, Health, Safety and Environment Committee of the board of directors of the Corporation has

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

The Reserves, Operations, Health, Safety and Environment Committee of the board of directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves, Operations, Health, Safety and Environment Committee, approved

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

(signed) “Derek W. Evans”
Derek W. Evans
President and Chief Executive Officer
Pengrowth Energy Corporation

(signed) “Bob Rosine”
Bob Rosine
Executive Vice President, Business Development
Pengrowth Energy Corporation

(signed) “Wayne Foo”
Wayne Foo
Director
Pengrowth Energy Corporation

(signed) “D. Michael G. Stewart”
D. Michael G. Stewart
Director
Pengrowth Energy Corporation

February 28, 2012

APPENDIX B	PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM

APPENDIX C

AUDIT AND RISK COMMITTEE

TERMS OF REFERENCE

PENGROWTH ENERGY CORPORATION Policies and Practices	Page 1 of 12

TERMS OF REFERENCE AUDIT AND RISK COMMITTEE

OBJECTIVES

The Audit and Risk Committee (the “Committee”) is appointed by the board of directors (the “Board”) of Pengrowth Energy Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities. The Corporation, together with its subsidiaries and affiliates, are collectively referred to herein as “Pengrowth”.

The Committee’s primary duties and responsibilities are to:

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

The Committee will continuously review and modify its terms of reference with regards to, and to reflect changes in, the business environment, industry standards on matters of corporate governance, additional standards which the Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its shareholders and the application of laws and policies.

COMPOSITION

Committee members must meet the requirements of applicable securities laws and each of the stock exchanges on which the shares of Pengrowth trade. The Committee will be comprised of three or more directors as determined by the Board. Each member of the Committee shall be “independent” and “financially literate”, as those terms are defined in National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian Securities Administrators (as set out in Schedule “A” hereto), Rule 10A-3 promulgated under the Securities Exchange Act of 1934 (as set out in Schedule “B” hereto), and Section 303A.02 of the New York Stock Exchange Listed Company Manual (as set out in Schedule “C” hereto), as applicable, and as “financially literate” is interpreted by the Board in its business judgement. In addition, at least one member of the Committee must have accounting or related financial management expertise as defined by paragraph (8) of general instruction B to Form 40-F and as interpreted by the Board in its business judgement.

APPENDIX C	PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM

The members of the Committee shall be appointed by the Board as members of the Committee and shall continue as such until their successors are appointed or until they cease to be directors of the Corporation. At any time, the Board may fill any vacancy in the membership of the Committee.

The chair of the Committee shall be appointed by the Board.

MEETINGS AND MINUTES

The Committee shall meet at least four times annually, or more frequently if determined necessary to carry out its responsibilities.

A meeting may be called by any member of the Committee, the Chairman of the Board or the President and Chief Executive Officer (“CEO”) of Pengrowth. A notice of time and place of every meeting of the Committee shall be given in writing to each member of the Committee at least two business days prior to the time fixed for such meeting, unless notice of a meeting is waived by all members entitled to attend. Attendance of a member of the Committee at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

A quorum for meetings of the Committee shall require a majority of its members present in person or by telephone. If the chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting will be chosen to preside by a majority of the members of the Committee present at that meeting.

The Chairman of the Board and the CEO shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the chair. Other management representatives, as well as Pengrowth’s internal and external auditors, may be invited to attend as necessary. Notwithstanding the foregoing, the chair of the Committee shall hold in camera sessions, without management present, at every meeting of the Committee.

Decisions of the Committee shall be determined by a majority of the votes cast.

The Committee shall appoint a member of the Committee, the Corporate Secretary or another officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.

The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the chair.

SCOPE, DUTIES AND RESPONSIBILITIES

MANDATORY DUTIES

REVIEW PROCEDURES

Pursuant to the requirements of NI 52-110 and other applicable laws, the Committee will:

1.	Review and reassess the adequacy of the Committee’s terms of reference at least annually, submit the terms of reference to the Board for approval and have the document published annually in Pengrowth’s annual information circular and at least every three years in accordance with the regulations of the United States’ Securities and Exchange Commission.

2.	Prior to filing or public distribution, review, discuss with management and the internal and external auditors and recommend to the Board for approval, Pengrowth’s audited annual financial statements,

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	2

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

3.	Ensure that adequate procedures are in place for the review of Pengrowth’s public disclosure of financial information extracted or derived from Pengrowth’s financial statements, other than the public disclosure referred to in paragraph 2 above and periodically assess the adequacy of those procedures.

4.	Be responsible for reviewing the disclosure contained in Pengrowth’s annual information form as required by Form 52-110F1 Audit Committee Information Required in an AIF, attached to NI 52-110. If proxies are solicited for the election of directors of Pengrowth, the Committee shall be responsible for ensuring that Pengrowth’s information circular includes a cross-reference to the sections in Pengrowth’s annual information form that contain the information required by Form 52-110F1.

EXTERNAL AUDITORS

1.	The Committee shall advise the external auditors of their accountability to the Committee and the Board as representatives of Pengrowth’s shareholders to whom the external auditors are ultimately responsible. The external auditors shall report directly to the Committee. The Committee is directly responsible for overseeing the work of the external auditors, shall review at least annually the independence and performance of the external auditors and shall annually recommend to the Board the appointment of the external auditors or approve any discharge of auditors when circumstances warrant. The Committee shall, on an annual basis, obtain and review a report by the external auditor describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and Pengrowth.

2.	Approve the fees and other compensation to be paid to the external auditors.

3.	Pre-approve all services to be provided to Pengrowth or its subsidiary entities by Pengrowth’s external auditors and all related terms of engagement.

OTHER COMMITTEE RESPONSIBILITIES

1.	Establish procedures for: (i) the receipt, retention and treatment of complaints received by Pengrowth regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential and anonymous submission by employees of Pengrowth of concerns regarding questionable accounting or auditing matters.

2.	Review and approve Pengrowth’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Pengrowth.

APPENDIX C	PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM

DISCRETIONARY DUTIES

The Committee’s responsibilities may, at the Committee’s discretion, also include the following:

REVIEW PROCEDURES

1.	In consultation with management, the internal auditors and the external auditors, consider the integrity of Pengrowth’s financial reporting processes and controls and the performance of Pengrowth’s internal financial accounting staff; discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures; and review significant findings prepared by the internal or external auditors together with management’s responses.

2.	Review, with financial management, the internal auditors and the external auditors, Pengrowth’s policies relating to risk management and risk assessment.

3.	Meet separately with each of management, the internal auditors and the external auditors to discuss difficulties or concerns, specifically: (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; (ii) any changes required in the planned scope of the audit; and (iii) the responsibilities, budget, and staffing of the internal audit function, and report to the Board on such meetings.

4.	Conduct an annual performance evaluation of the Committee.

INTERNAL AUDITORS

1.	Review the annual audit plans of the internal auditors.

2.	Review the significant findings prepared by the internal auditors and recommendations issued by any external party relating to internal audit issues, together with management’s response.

3.	Review the adequacy of the resources of the internal auditors to ensure the objectivity and independence of the internal audit function.

4.	Consult with management on management’s appointment, replacement, reassignment or dismissal of the internal auditors.

5.	Ensure that the internal auditors have access to the Chairman of the Board and the President and CEO.

EXTERNAL AUDITORS

1.	On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with Pengrowth that could impair the auditors’ independence.

2.	The Committee shall review the external auditors audit plan – discuss scope, staffing, locations, and reliance upon management and general audit approach.

3.	Consider the external auditors’ judgments about the quality and appropriateness of Pengrowth’s accounting principles as applied in its financial reporting.

4.	Be responsible for the resolution of disagreements between management and the external auditors regarding financial performance.

5.	Ensure compliance by the external auditors with the requirements set forth in National Instrument 52-108 Auditor Oversight.

6.	Ensure that the external auditors are participants in good standing with the Canadian Public Accountability Board (“CPAB”) and participate in the oversight programs established by the CPAB from

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	4

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

FINANCIAL RISK MANAGEMENT

Review with management activity related to management of financial risks to the Corporation.

OTHER COMMITTEE RESPONSIBILITIES

1.	On at least an annual basis, review with Pengrowth’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, Pengrowth’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

2.	Annually prepare a report to shareholders as required by the United States’ Securities and Exchange Commission; the report should be included in Pengrowth’s annual information circular.

3.	Ensure due compliance with each obligation to certify, on an annual and interim basis, internal control over financial reporting and disclosure controls and procedures in accordance with applicable securities laws and regulations.

4.	Review all exceptions to established policies, procedures and internal controls of Pengrowth, which have been approved by any two officers of Pengrowth.

5.	Perform any other activities consistent with this Charter, Pengrowth’s by-laws, and other governing law as the Committee or the Board deems necessary or appropriate.

6.	Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

APPENDIX C	PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM

COMMUNICATION, AUTHORITY TO ENGAGE ADVISORS AND EXPENSES

The Committee shall have direct access to such officers and employees of Pengrowth, to Pengrowth’s internal and external auditors and to any other consultants or advisors, as well as to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.

Any employee may bring before the Committee, on a confidential basis, any concerns relating to matters over which the Committee has oversight responsibilities.

The Committee has the authority to engage the external auditors, independent legal counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any auditors, counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Committee that are deemed necessary or appropriate by the Committee in order to carry out its duties.

Adopted by the Board of Pengrowth on November 4, 2011.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	6

Schedule “A”

Excerpt from Multilateral Instrument 52-110

Standard of “Independence”

1.	An audit committee member is independent if he or she has no direct or indirect material relationship with Pengrowth.

2.	For the purposes of paragraph 1, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite paragraph 2, the following individuals are considered to have a material relationship with Pengrowth:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of Pengrowth;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of Pengrowth;

(c)	an individual who:

(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Pengrowth’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

4.	For the purposes of paragraphs 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

SCHEDULE A TO APPENDIX C	PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM

5.	For the purposes of paragraph 3(f), direct compensation does not include

(a)	remuneration for acting as a member of the Board or any Board committee of Pengrowth, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.

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

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	8

Schedule “B”

Excerpts from Rule 10A-3 of the Securities and Exchange Act of 1934

Standard of “Independence”

b.	Required standards.

1.	Independence.

i.	Each member of the audit committee must be a member of the board of directors of the listed issuer, and must otherwise be independent; provided that, where a listed issuer is one of two dual holding companies, those companies may designate one audit committee for both companies so long as each member of the audit committee is a member of the board of directors of at least one of such dual holding companies.

ii.	Independence requirements for non-investment company issuers. In order to be considered to be independent for purposes of this paragraph (b)(1), a member of an audit committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

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

B.	Be an affiliated person of the issuer or any subsidiary thereof.

e.	Definitions. Unless the context otherwise requires, all terms used in this section have the same meaning as in the Act. In addition, unless the context otherwise requires, the following definitions apply for purposes of this section:

1.

i.	The term affiliate of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

ii.

A.	A person will be deemed not to be in control of a specified person for purposes of this section if the person:

1.	Is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and

2.	Is not an executive officer of the specified person.

B.	Paragraph (e)(1)(ii)(A) of this section only creates a safe harbor position that a person does not control a specified person. The existence of the safe harbor does not create a presumption in any way that a person exceeding the ownership requirement in paragraph (e)(1)(ii)(A)(1) of this section controls or is otherwise an affiliate of a specified person.

SCHEDULE B TO APPENDIX C	PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM

iii.	The following will be deemed to be affiliates:

A.	An executive officer of an affiliate;

B.	A director who also is an employee of an affiliate;

C.	A general partner of an affiliate; and

D.	A managing member of an affiliate.

iv.	For purposes of paragraph (e)(1)(i) of this section, dual holding companies will not be deemed to be affiliates of or persons affiliated with each other by virtue of their dual holding company arrangements with each other, including where directors of one dual holding company are also directors of the other dual holding company, or where directors of one or both dual holding companies are also directors of the businesses jointly controlled, directly or indirectly, by the dual holding companies (and, in each case, receive only ordinary-course compensation for serving as a member of the board of directors, audit committee or any other board committee of the dual holding companies or any entity that is jointly controlled, directly or indirectly, by the dual holding companies).

4.	The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

8.	The term indirect acceptance by a member of an audit committee of any consulting, advisory or other compensatory fee includes acceptance of such a fee by a spouse, a minor child or stepchild or a child or stepchild sharing a home with the member or by an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary of the issuer.

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	10

Schedule “C”

Excerpts from Section 303A.00 of the New York Stock Exchange Listed Company Manual

303A.02 “Independence” Tests

The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the audit committee:

(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

(b)	In addition, a director is not independent if:

(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii)	(A) The director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

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

SCHEDULE C TO APPENDIX C	PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM

C-2

to Appendix C

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

PENGROWTH ENERGY CORPORATION ANNUAL INFORMATION FORM	12

PENGROWTH ENERGY CORPORATION

2100, 222 Third Avenue S.W., Calgary, AB T2P 0B4 Canada

Phone: 403.233.0224 | Toll free: 800.223.4122 | Fax: 403.265.6251

www.pengrowth.com

Investor Relations

Phone: 403.233.0224 | Toll free: 888.744.1111

E-mail: investorrelations@pengrowth.com

Stock Exchange Listings

Toronto Stock Exchange: PGF | New York Stock Exchange: PGH

APPENDIX B

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; ability to produce those reserves; production may be impacted by unforeseen events such as equipment failure and weather related causes; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

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

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the year ended December 31, 2011, have been prepared in accordance with IFRS, and herein after referred to as GAAP. Required comparative information has been restated from previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). For additional information regarding the changes see section “International Financial Reporting Standards (IFRS)” in this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

The following describes Pengrowth’s significant critical accounting estimates.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH).

PENGROWTH 2011 Management’s Discussion & Analysis	5

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Determination of Cash Generating Units (“CGUs”)

CGUs are the smallest group of assets that generate cash inflows largely independent from other assets or group of assets. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. The recoverability of development and production asset carrying values are assessed at the CGU level. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

Asset Retirement Obligation

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing

Impairment testing of property, plant and equipment is completed for each of Pengrowth’s CGUs. Impairment testing is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rates and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

COMPARATIVE FIGURES

Certain changes to the presentation of oil and gas sales, operating expenses, and transportation on the Statements of Income were made in 2011, and as such comparative periods have been restated with no impact to net income. Management believes that these presentation changes better reflect Pengrowth’s operating results.

ADDITIONAL GAAP MEASURE

Funds Flow from Operations

Pengrowth uses Funds Flow from Operations, a Generally Accepted Accounting Principles (“GAAP”) measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, Funds Flow from Operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

6	PENGROWTH 2011 Management’s Discussion & Analysis

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in Funds Flow from Operations and dividends paid as shown on the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and long term debt as shown on the Balance Sheet, and Total Capitalization is the sum of Total Debt and Shareholders’ Equity.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout Ratio is defined on a percentage basis as dividends declared divided by Funds Flow from Operations.

Adjusted Net Income

Management believes that in addition to net income, Adjusted Net Income is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of certain mark-to-market non-cash items that may significantly impact net income from period to period based on movements in future commodity prices and foreign exchange rates.

OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in the AIF.

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

Pengrowth’s ability to grow both reserves and production can be measured with the following metrics: Reserves per debt adjusted share and production per debt adjusted share. Reserves per debt adjusted share are measured using year-end proved plus probable reserves and the number of common shares outstanding at year-end. The measurements are debt-adjusted by assuming additional shares are issued at year-end share prices to replace year-end long-term debt outstanding.

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

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

Pengrowth’s fourth quarter and annual results for 2011 are contained within this MD&A.

PENGROWTH 2011 Management’s Discussion & Analysis	7

2011 AND 2012 GUIDANCE AND 2011 FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2011 and 2012 Guidance and a review of 2011 actual results.

	2011		2011	2011	2012
	Guidance		Actual	Variance	Guidance
Annual Average Production (boe/d)	72,000 - 74,000		73,973	–	74,500 - 76,500	(1)
Exit Production (2)	75,500 - 76,500		76,789	–	78,000	(1)
Royalty Expense (% of Sales) (3)	20.0		19.3	(0.7)	20.0
Operating Expense ($/boe)	14.45	(4)	14.15	(0.30)	13.89	(4)
G&A Expense (cash & non-cash) ($/boe)	3.00	(4)	2.79	(0.21)	2.68	(4)
Net capital expenditures ($ millions) (5)	610.0		609.1	(0.9)	625.0

(1)	Based on production guidance levels provided on January 24, 2012 and excludes Lindbergh volumes.

(2)	Exit production based on December average.

(3)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

(4)	Operating and G&A expense ($/boe) assume the midpoint of production guidance.

(5)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

Full year and exit production was at the high end of Guidance due to favourable drilling results in the fourth quarter.

Operating expense and G&A per boe were below Guidance primarily due to increased volumes in the fourth quarter.

Pengrowth will include net operating income or loss associated with the Lindbergh Steam Assisted Gravity Drainage (“SAGD”) project in net capital expenditures until commerciality is declared, pursuant to Pengrowth’s Exploration and Evaluation Assets (“E&E Assets”) accounting policy (see Note 7 to the financial statements for additional information).

FINANCIAL HIGHLIGHTS

	Three months ended			Twelve months ended
(monetary amounts in millions, except per boe amounts or as otherwise stated)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Production (boe/d)	76,691	74,568	74,953	73,973	74,693
Net capital expenditures (1)	$142.1	$163.8	$130.9	$609.1	$333.8
Funds flow from operations (2)	$171.1	$150.4	$139.9	$620.0	$626.2
Operating netback ($/boe) (2) (3)	$29.99	$27.15	$25.02	$28.45	$26.92
Adjusted Net Income (4)	$22.3	$22.9	$40.7	$110.9	$208.4
Net (loss) income	$(9.0)	$(0.5)	$(152.0)	$84.5	$149.8
Included in net (loss) income :
Realized gain (loss) on commodity risk management (5)	$2.7	$14.2	$19.1	$16.8	$75.1
Unrealized (loss) gain on commodity risk management (5)	$(102.9)	$58.1	$(52.5)	$(40.0)	$6.9
Unrealized foreign exchange gain (loss) (5)	$29.2	$(76.4)	$29.7	$(19.1)	$49.9
Non-cash gain on investments (5)	$23.0	$–	$–	$23.0	$73.8
Deferred tax reduction (expense)	$13.7	$(16.1)	$(165.9)	$(22.3)	$(171.3)

(1)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	Includes the impact of realized commodity risk management contracts.

(4)	See definition under section “Non-GAAP Financial Measures”.

(5)	Pre-tax amount.

8	PENGROWTH 2011 Management’s Discussion & Analysis

Funds Flow from Operations

($ millions)	Q4	% Change	Full Year	% Change
2010 Funds Flow from Operations (1)	139.9		626.2
Volume variance	9.8	7	(16.0)	(3)
Price variance	49.2	35	154.4	25
Realized gains on risk management contracts	16.3	(12)	(58.2)	(9)
Other Income	1.6	1	4.8	1
Royalty expense	(11.4)	(8)	(25.2)	(4)
Drilling Credits (2)	–	–	(16.7)	(3)
Expenses:
Operating	5.2	4	(24.8)	(4)
Transportation	0.9	–	(0.6)	–
Cash G&A	(4.2)	(3)	(18.0)	(3)
Interest & Financing	(1.5)	(1)	(5.4)	(1)
Realized foreign exchange	(0.5)	–	0.5	–
Other Expenses	(1.6)	(1)	(1.0)	–
2011 Funds Flow from Operations (1)	171.1	22	620.0	(1)

(1)	Prior period restated to conform to presentation in the current period.

(2)

In the second quarter of 2010, a $16.7 million gain was recorded related to purchased drilling credits and a property disposition where the proceeds received consisted of drilling credits in excess of the value of the assets sold.

Funds Flow from Operations increased 22 percent in the fourth quarter of 2011 compared to the same period in 2010. The increase was driven by higher commodity prices for liquids and increased fourth quarter production partially offset by lower realized gains on risk management contracts and lower natural gas prices. Funds Flow from Operations decreased one percent on a year-over-year basis. The decrease is due to lower realized gains on risk management contracts, higher operating costs primarily due to increased power costs, higher royalties and G&A costs, lower production volumes, and the absence of gains from purchasing third party drilling credits, mostly offset by higher liquids commodity prices.

Price Sensitivity

The following table illustrates the sensitivity of Funds Flow from Operations to changes in commodity prices.

Estimated Commodity Price Environment (1)		Assumption	Change	Estimated Impact on 12 month Cash Flow (2)(3) ($ millions)
WTI(4) Oil Price	US$/bbl	$107.75	$1.00
Light Oil Production				7.1
Heavy Oil Production				1.8
NGL Production				2.9
				11.8
AECO Natural Gas Price
Natural Gas Production	Cdn$/Mcf	$2.39	$0.10	6.1

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at February 28, 2012 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	West Texas Intermediate.

PENGROWTH 2011 Management’s Discussion & Analysis	9

Net Income or Loss

For the fourth quarter of 2011, a net loss of $9.0 million was recorded, compared to a net loss of $0.5 million in the third quarter of 2011, representing an increase in the loss of $8.5 million. The larger loss in the fourth quarter of 2011 is primarily due to non-cash losses of $28.0 million (net of deferred tax) noted below and summarized in the Adjusted Net Income reconciliation table, which more than offset the increase in Funds Flow from Operations of $20.7 million:

•

A $120.2 million (net of deferred tax) adverse change from unrealized commodity risk management contracts comprised of an unrealized loss in the fourth quarter of $102.9 million ($76.8 million, net of deferred tax) compared to an unrealized gain of $58.1 million ($43.4 million, net of deferred tax) in the third quarter of 2011.

•

A $92.2 million (net of deferred tax) favourable impact from unrealized foreign exchange comprised of a gain in the fourth quarter of $29.2 million ($25.5 million, net of deferred tax) compared to an unrealized foreign exchange loss of $76.4 million ($66.7 million, net of deferred tax) in the third quarter of 2011.

A $143.0 million increase in net income was recorded in the fourth quarter of 2011 compared to the same period last year primarily due to the IFRS non-cash tax effect of changing to a corporate structure of $180.8 million, which was recorded in 2010. Funds Flow from Operations increased $31.2 million in the fourth quarter of 2011 compared to 2010. In addition, other non-cash losses of $59.5 million (net of deferred tax), detailed below, affected net income in the fourth quarter of 2011 compared to the same period in 2010:

•

A $39.1 million (net of deferred tax) adverse change from unrealized commodity risk management contracts comprised of an unrealized loss of $102.9 million ($76.8 million, net of deferred tax) in the fourth quarter of 2011 compared to an unrealized loss of $52.5 million ($37.7 million, net of deferred tax) in the same period in 2010.

•	An impairment charge of $27.4 million ($20.4 million, net of deferred tax) in the fourth quarter of 2011 relating to the Groundbirch CGU.

On a year-over-year basis net income decreased $65.3 million from $149.8 million in 2010 to $84.5 million in 2011. The reduction in 2011 is primarily due to changes in certain non-cash items noted below, some of which are summarized in the Adjusted Net Income reconciliation:

•

A $34.8 million (net of deferred tax) adverse change from unrealized commodity risk management contracts comprised of an unrealized loss of $40.0 million in 2011 ($29.8 million, net of deferred tax) compared to an unrealized gain of $6.9 million ($5.0 million, net of deferred tax) in 2010.

•

A $60.3 million (net of deferred tax) unfavourable impact from unrealized foreign exchange comprised of an unrealized loss of $19.1 million in 2011 ($16.7 million, net of deferred tax) compared to an unrealized gain of $49.9 million ($43.6 million, net of deferred tax) in 2010.

•

A $53.7 million (net of deferred tax) adverse change from gains on investments comprised of a $23.0 million investment gain in 2011 ($20.1 million, net of deferred tax) in 2011 as compared to a $73.8 million gain ($73.8 million, net of deferred tax) on Monterey shares in 2010.

•	2011 also includes an impairment charge of $27.4 million ($20.4 million, net of deferred tax) relating to the Groundbirch CGU.

•

Partially offsetting the above were two significant deferred tax items in 2010 which resulted in the 2010 deferred tax expense being higher than 2011 by $103.2 million. Tax deductible distributions made by the Trust in 2010 have been replaced by taxable dividends made by the Corporation in 2011, resulting in the deferred tax expense being lower in 2010 by $77.6 million. This was more than offset by the absence of a $180.8 million IFRS charge to deferred tax expense in 2010 relating to changing to a corporate structure.

10	PENGROWTH 2011 Management’s Discussion & Analysis

Adjusted Net Income

The following table provides a reconciliation of net income to Adjusted Net Income:

	Three months ended			Twelve months ended
(monetary amounts in millions)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Net (loss) income	$(9.0)	$(0.5)	$(152.0)	$84.5	$149.8
Addback (deduct) certain non-cash items included in net (loss) income :
Unrealized (gain) loss on commodity risk management	102.9	(58.1)	52.5	40.0	(6.9)
Unrealized foreign exchange (gain) loss	(29.2)	76.4	(29.7)	19.1	(49.9)
Non-cash (gain) on investments	(23.0)	–	–	(23.0)	(73.8)
Tax effect on non-cash items above	(19.4)	5.1	(10.9)	(9.7)	8.4
Tax effect on corporate conversion	–	–	180.8	–	180.8
Adjusted net income	$22.3	$22.9	$40.7	$110.9	$208.4

Adjusted Net Income of $22.3 million in the fourth quarter of 2011 was slightly lower compared to the Adjusted Net Income of $22.9 million in the third quarter of 2011 primarily due to increased Funds Flow from Operations offset by an impairment of assets.

In the fourth quarter of 2011, Pengrowth’s Adjusted Net Income was $22.3 million as compared to $40.7 million in the fourth quarter of 2010. The $18.4 million decrease was due primarily to the previously mentioned impairment charge of $20.4 million net of deferred tax ($27.4 million pre-tax) and higher deferred tax expense this year as the prior year had $25.5 million of tax deductible distributions as a Trust. These items were partly offset by an increase in Funds Flow from Operations of $31.2 million.

Adjusted Net Income for the full year 2011 was $97.5 million lower than the same period in 2010 mainly as a result of the previously described impairment charge of $20.4 million net of deferred tax ($27.4 million pre-tax), and a $77.6 million increase to deferred income tax expense this year as tax deductible distributions made by the Trust in 2010 were replaced by taxable dividends made by the Corporation in 2011. A $6.2 million reduction in Funds Flow from Operations also contributed to the decrease.

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

For the full year of 2011, Pengrowth spent $609.1 million on net capital expenditures excluding property acquisitions and dispositions. Approximately 87 percent of net capital expenditures was spent on drilling, completions and facilities with the remaining 13 percent spent on capital not directly adding reserves or production.

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Drilling, completions and facilities	$124.6	$152.7	$120.4	$533.5	$300.8
Land & Seismic acquisitions (1)	6.9	(0.4)	4.5	20.6	11.5
Maintenance capital	12.2	10.1	7.5	51.7	41.0
Development capital	143.7	162.4	132.4	605.8	353.3
Other capital (2) (3)	(0.8)	3.0	1.9	5.7	4.4
Drilling Royalty Credits	(0.8)	(1.6)	(3.4)	(2.4)	(23.9)
Net capital expenditures (4)	142.1	163.8	130.9	609.1	333.8
Property acquisitions	–	5.5	0.1	8.6	20.2
Proceeds on property dispositions	(9.5)	(1.7)	(12.4)	(16.9)	(60.7)
Net capital expenditures and acquisitions	$132.6	$167.6	$118.6	$600.8	$293.3

(1)	Seismic acquisitions are net of seismic sales revenue.

(2)	Other capital includes equipment inventory and material transfers.

(3)	Prior periods restated to conform to presentation in the current period.

(4)	Net capital expenditures includes capitalized stock based compensation of $0.6 million for 2011 and will therefore not agree to the Statement of Cash Flow.

PENGROWTH 2011 Management’s Discussion & Analysis	11

DRILLING ACTIVITY

Pengrowth participated in the drilling of 241 gross wells (122.6 net wells) in 2011.

	Q4 2011		Q3 2011		Q2 2011		Q1 2011		Full Year 2011
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Focus Areas (1)
Swan Hills	16	10.5	17	11.1	23	17.9	14	8.6	70	48.1
Groundbirch	–	–	1	1.0	–	–	3	3.0	4	4.0
Lindbergh	13	13.0	1	1.0	2	2.0	2	2.0	18	18.0
Bodo Polymer Project	–	–	30	30.0	5	5.0	–	–	35	35.0
Olds	2	0.4	2	1.5	–	–	5	2.9	9	4.8
Other Areas (1)	27	1.7	35	5.0	22	3.0	21	3.0	105	12.7
Total wells drilled	58	25.6	86	49.6	52	27.9	45	19.5	241	122.6

(1)	Drilling activity reflects both operated and partner operated properties.

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area is as follows:

($ millions)	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Full Year 2011
Focus Areas (1)
Swan Hills	$64.8	81.8	93.3	42.2	$282.1
Groundbirch	1.0	18.5	9.0	42.1	70.6
Lindbergh	34.1	13.6	10.2	3.5	61.4
Bodo Polymer Project	5.1	19.6	4.6	–	29.3
Olds	8.5	11.0	10.3	20.0	49.8
	113.5	144.5	127.4	107.8	493.2
Other Areas (2)	11.1	8.2	7.5	13.5	40.3
Drilling, completions & facilities	124.6	152.7	134.9	121.3	533.5
Maintenance	12.2	10.1	12.1	17.3	51.7
Land & Seismic Acquisitions	6.9	(0.4)	12.7	1.4	20.6
Other (2)	(0.8)	3.0	2.8	0.7	5.7
Drilling Royalty Credits	(0.8)	(1.6)	–	–	(2.4)
Net capital expenditures (3)	$142.1	163.8	162.5	140.7	$609.1

(1)	Spending amounts reflect the activity for both operated and partner operated properties.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	Net capital expenditures includes capitalized stock based compensation of $0.6 million.

Focus Areas

(Pengrowth references average well test results for certain properties. These results are not necessarily representative of long-term well performance or ultimate recoveries.)

Swan Hills Trend

With a net estimated 2.3 billion barrels of 42° API original oil in place in the Beaverhill Lake formation (Energy Resources Conservation Board estimate), the Swan Hills Trend is the most significant conventional oil resource area across Pengrowth’s land base. This extensive carbonate oil reservoir provides Pengrowth with significant opportunities to put its expertise in horizontal drilling and multi-stage acid fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, Deer Mountain and Virginia Hills. Success in 2010 across the Swan Hills Trend drove increased activity in 2011.

During the fourth quarter, 10 operated wells (9.3 net) were drilled. Two of the wells were completed and tested with average five day initial production (“IP”) rates of over 600 boe per day per well and are anticipated to be tied-in during the first quarter of 2012. The remaining eight wells drilled in the fourth quarter are expected to be completed, tested and tied-in during the first quarter of 2012. Activity during the fourth quarter also included bringing on stream 11 operated wells (10.3 net) drilled and completed in the second and third quarters with average five day IP rates in excess of 690 boe per day per well.

12	PENGROWTH 2011 Management’s Discussion & Analysis

For full year 2011, a total of 46 operated wells (43.7 net) were drilled. Pengrowth brought on stream 36 operated wells (34.9 net) in 2011 with average five day IP rates in excess of 500 boe per day per well.

At year end, Pengrowth had two rigs drilling in the Swan Hills area and anticipates that a multi-rig drilling program will continue through 2012.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

Construction of the central processing facility, well-pad and surface pipelines at the Lindbergh SAGD Pilot Facility continued through the fourth quarter in preparation for commissioning activities which commenced in January 2012. Two SAGD well-pairs (two producers and two injectors) were drilled and completed in the fourth quarter and nine core-holes were completed as part of the continuing resource assessment and validation in the Lindbergh area. First steam injection commenced essentially on time and budget in early February 2012.

For full year 2011, 18 gross wells (18.0 net) were drilled, with four being the well-pairs and 14 being core-holes. Data from the new wells have been incorporated by GLJ Petroleum Consultants Ltd. in re-assessing the Lindbergh Contingent Resource volumes, which will be filed with Pengrowth’s AIF.

Groundbirch

The fourth quarter saw little activity in the Groundbirch area as the natural gas price decline shifted spending to liquids projects with more robust economics.

During 2011, four Montney horizontal wells (4.0 net wells) were drilled, completed and tied-in. Of the four wells, one came on stream early in the second quarter, with the other three wells coming on stream late in the third quarter. The 30 day IP rates for these four wells averaged approximately 550 boe per day. Pengrowth does not anticipate similar activity levels at Groundbirch in 2012.

Olds

In the fourth quarter of 2011 Pengrowth’s first Mannville well, drilled in the third quarter, was tied-in and had a 30 day IP rate in excess of 500 boe per day.

In 2011 Pengrowth continued with the liquids rich gas program, tying-in a well drilled late in 2010 and drilling and completing three additional wells. These four Elkton wells had average 30 day IP rates of 480 boe per day with 50 bbls per MMcf liquid yield. These positive results have validated additional well locations for 2012.

East Bodo and Cactus

The East Bodo and Cactus heavy oil properties which straddle the Alberta-Saskatchewan border produce primarily from the McLaren and Lloydminster formations. These properties produce heavy oil through a combination of water flooding with enhanced oil recovery through the injection of polymer.

In 2011, positive results from Pengrowth’s ongoing polymer flood in the Lloydminster formation at East Bodo led to an additional 35 wells being drilled in the third quarter of 2011.

Completion and tie-in operations were executed during the fourth quarter on 26 producers and nine injectors. At the end of 2011 this project was ramping up and had added approximately 360 boe per day of production to Pengrowth’s exit rate.

2012 Capital Program

Pengrowth currently anticipates a 2012 capital program, excluding acquisitions, of $625 million, an increase of three percent from 2011 net capital expenditures of $609.1 million. Pengrowth’s operated 2012 capital program is 100 percent focused on development of oil and liquids rich gas plays, with the majority of the capital to be spent in the three key areas of Swan Hills ($255 million), the Olds area ($85 million) and the Lindbergh SAGD ($59 million).

PENGROWTH 2011 Management’s Discussion & Analysis	13

RESERVES AND PERFORMANCE MEASURES

Reserves – Company Interest

Reserves Summary	2011	2010	2009
Proved Reserves
Drill + Revisions + Improved Recovery (mmboe) for the year	41.0	20.5	11.3
Net Acquisitions (Dispositions) (mmboe) for the year	(0.2)	11.2	(0.9)
Total Proved Reserves at period end	234.9	221.0	216.6
Proved Reserve replacement ratio excluding net acquisitions	152%	75%	39%
Proved Reserve replacement ratio including net acquisitions	151%	116%	36%
Proved plus Probable Reserves (P+P)
Drill + Revisions + Improved Recovery (mmboe) for the year	39.3	27.1	2.6
Net Acquisitions (Dispositions) (mmboe) for the year	(0.3)	22.8	(1.3)
Total Proved plus Probable Reserves at period end	330.5	318.4	295.7
Total Production (MMboe)	27.0	27.3	29.0
P+P Reserve replacement ratio excluding net acquisitions	146%	99%	9%
P+P Reserve replacement ratio including net acquisitions	145%	183%	4%

Net capital expenditures increased 82 percent to $609.1 million in 2011 compared to $333.8 million in 2010. This increased capital spending resulted in higher reserve additions from drilling and revisions in 2011 compared to the previous year. New reserve additions from drilling and improved recovery projects amounted to 25.5 MMboe proved and 30.0 MMboe total proved plus probable internally replacing 152 percent of proved and 146 percent of proved plus probable reserves. Most significant were drilling extensions in our resource plays at Groundbirch, Judy Creek, Harmattan and Carson Creek and the implementation of a polymer flood in the East Bodo heavy oil property. In addition, technical revisions due to improved performance resulted in a net reserve increase of 15.6 MMboe proved and 9.3 MMboe total proved plus probable, primarily in Harmattan, Quirk Creek, Jenner and Carson Creek.

Further details of Pengrowth’s 2011 year-end reserves, Finding and Development (“F&D”) and Finding, Development & Acquisition (“FD&A”) calculations are provided in the AIF which is filed on SEDAR (www.sedar.com) or the 40-F filed on Edgar (www.sec.gov).

Performance Measures

Finding & Development Costs & Recycle Ratio	2011	2010	2009	3 year weighted average
Excluding Net Acquisitions (F&D)
Excluding Changes in FDC
Recycle Ratio (1) (3)	1.9	2.2	0.3	1.7
F&D costs per boe – proved plus probable	$15.34	$12.15	$78.47	$16.44
Including Changes in FDC
Recycle Ratio (1) (3)	1.4	1.8	0.9	1.5
F&D costs per boe – proved plus probable	$20.12	$15.32	$30.81	$18.63
Including Net Acquisitions (FD&A)
Excluding Changes in FDC
Recycle Ratio (2) (3)	1.9	1.8	0.2	1.6
FD&A costs per boe – proved plus probable	$15.23	$14.61	$151.41	$16.84
Including Changes in FDC
Recycle Ratio (2) (3)	1.4	1.5	0.5	1.4
FD&A costs per boe – proved plus probable	$20.04	$18.46	$57.15	$19.69

(1)	Recycle Ratio is calculated as operating netback per boe divided by F&D costs per boe based on proved plus probable reserves.

(2)	Recycle Ratio is calculated as operating netback per boe divided by FD&A costs per boe based on proved plus probable reserves.

(3)	Prior period restated to conform to presentation in the current period.

14	PENGROWTH 2011 Management’s Discussion & Analysis

The 2011 total proved plus probable F&D cost, including changes in Future Development Capital (“FDC”), was $20.12 per boe, a 31% increase from the 2010 F&D cost. The increase over last year is a reflection of a higher proportion of spending being made on oil and liquids rich gas projects as compared to dry gas projects in prior years. Also contributing to higher F&D costs is the accelerated pace and increasing costs for services associated with horizontal drilling and multi-stage frac completions for wells Pengrowth drilled in various resource plays. Drilling activity increased, particularly in the Swan Hills Trend, and proved plus probable reserve additions were 45 percent higher than in 2010.

Recycle ratio is an important performance measure in assessing investment profitability and provides a comparison to our competitors. Pengrowth’s operating results and capital program in 2011 yielded a recycle ratio, excluding net acquisitions and including changes in FDC, of 1.4, in line with the three year average of 1.5. The decrease from the prior year is negatively impacted by the effect of declining natural gas prices on the average netback.

Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves per debt adjusted share, while continuing to pay a prudent dividend. The trend in recent years for production per debt adjusted share has been relatively flat, but decreased slightly in 2011. Production fell below expectations in 2011 due to some uncontrollable external events in the first half of the year. Forest fires, power outages and unscheduled pipeline outages in Northern Alberta led to production being shut-in, while prolonged facility maintenance activities and severe wet weather limited access and transportation.

On a debt adjusted basis, total proved plus probable reserves per share also decreased in 2011, notwithstanding an overall reserve replacement ratio of 146% for the year. Pengrowth’s aggressive capital program for 2012 is targeting to restore reserve and production growth. Exiting 2011 at 76,789 boe per day is a positive step which Pengrowth intends to build on.

Other Performance Measures	2011	2010	2009
Production per debt adjusted share (boe/share) (1)	0.06	0.07	0.08
Reserves per debt adjusted share (boe/share) (1)	0.73	0.78	0.74

(1)	Debt adjusted shares equals the shares outstanding plus the number of shares needed to retire all of the debt at the year-end share price of $10.76 in 2011, $12.78 in 2010 and $10.15 in 2009.

PRODUCTION

	Three months ended						Twelve months ended
Daily production	Dec 31, 2011	% of total	Sept 30, 2011	% of total	Dec 31, 2010	% of total	Dec 31, 2011	% of total	Dec 31, 2010	% of total
Light oil (bbls)	22,935	30	21,163	28	21,762	29	21,455	29	21,743	29
Heavy oil (bbls)	6,448	8	6,387	9	6,673	9	6,425	9	6,789	9
Natural gas liquids (bbls)	10,478	14	10,426	14	10,177	14	9,659	13	9,611	13
Natural gas (Mcf)	220,977	48	219,552	49	218,044	48	218,601	49	219,302	49
Total boe per day	76,691		74,568		74,953		73,973		74,693

The increase in the fourth quarter 2011 average daily production compared to the third quarter of 2011 is mainly attributable to production growth in the Swan Hills and Groundbirch areas as a result of our continued capital reinvestment program, and the recovery of development projects and base production after the extreme weather and pipeline outages in the second and third quarters.

Execution of Pengrowth’s 2012 capital program is expected to generate full year average production of between 74,500 and 76,500 boe per day, an increase of approximately two percent from our full year 2011 average production of 73,973 boe per day. Pengrowth’s average production estimate for 2012 excludes any production associated with the Lindbergh pilot project. Additional volumes from Lindbergh are anticipated in 2013 pending a successful pilot project.

Light Oil

Fourth quarter 2011 light oil production increased eight percent from the third quarter of 2011. This increase is mainly attributable to higher sales volumes at Judy Creek primarily due to new wells. In addition, volumes recovered from extreme weather and third party pipeline outages that occurred in the second and third quarters of 2011.

PENGROWTH 2011 Management’s Discussion & Analysis	15

Light oil production increased five percent in the fourth quarter of 2011 compared to the same quarter last year due to production from new wells in the Swan Hills area partially offset by natural decline. For the full year 2011 oil volumes were down one percent compared to the full year 2010 as reduced volumes in 2011 due to extreme weather, forest fires and unscheduled pipeline outages were mostly offset by new wells and optimization in the Swan Hills area.

Heavy Oil

Heavy oil production increased one percent in the fourth quarter of 2011 compared to the third quarter of 2011 as increased production at East Bodo and successful optimization activities in Jenner were mostly offset by reductions at Tangleflags due to surface and sub-surface maintenance work.

The three percent decrease between the fourth quarters of 2011 and 2010 and the five percent decrease year-over-year are attributable to increased maintenance activities and natural declines partially offset by the previously mentioned production gains in East Bodo and Jenner.

NGLs

NGL production was essentially unchanged in the fourth quarter of 2011 compared to the third quarter of 2011.

Volumes increased three percent in the fourth quarter of 2011 versus the same period last year due to additional production in Carson Creek and from the Olds Elkton development program. NGL production remained unchanged for the full year 2011 compared to 2010 as the previously mentioned increases at Carson Creek and Olds were offset by turnaround activities in Harmattan, one less condensate shipment at Sable Offshore Energy Project (“SOEP”) and normal declines.

Natural Gas

Fourth quarter natural gas production remained relatively unchanged compared to the third quarter of 2011 as new production at Groundbirch was offset by turnaround activities in the Harmattan area.

Gas production increased one percent in the fourth quarter of 2011 compared to the same period in 2010 and remained steady year-over-year. Increased gas production from Groundbirch and the Olds Elkton development program was offset by planned maintenance shutdowns and natural declines.

COMMODITY PRICES

Average Realized Prices

	Three months ended			Twelve months ended
(Cdn$ unless otherwise indicated)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Light oil (per bbl) (1)	95.19	89.61	78.52	92.55	76.07
after realized commodity risk management (1)	91.58	91.95	76.13	89.94	76.22
Heavy oil (per bbl)	76.13	62.36	60.42	68.24	60.22
Natural gas liquids (per bbl)	70.54	66.58	56.74	69.31	56.99
Natural gas (per Mcf)	3.26	3.57	3.68	3.61	4.08
after realized commodity risk management	3.77	4.05	4.87	4.08	5.00
Total per boe (1)	53.88	50.61	46.58	52.50	46.93
after realized commodity risk management (1)	54.28	52.68	49.34	53.13	49.68
Other production income (1)	0.89	0.81	0.67	0.71	0.52
Total oil and gas sales per boe (1)	55.17	53.49	50.01	53.84	50.20
Average Benchmark prices
WTI oil (U.S.$ per bbl)	94.06	89.54	85.24	95.11	79.61
AECO spot gas (Cdn$ per MMBtu)	3.19	3.66	3.61	3.63	3.99
NYMEX gas (U.S.$ per MMBtu)	3.48	4.05	3.98	4.03	4.38
Currency exchange rate ($ Cdn = $1 U.S.)	0.98	1.02	0.99	1.01	0.97

(1)	Prior periods restated to conform to presentation in the current period.

16	PENGROWTH 2011 Management’s Discussion & Analysis

For the full year 2011, WTI benchmark crude oil prices increased 19 percent from 2010, averaging U.S. $95.11 per barrel compared to an average price of U.S. $79.61 per barrel in 2010. 2011 fourth quarter benchmark crude prices increased five percent from an average price of U.S. $89.54 per bbl in the third quarter 2011 and 10 percent from an average price of U.S. $85.24 in the fourth quarter 2010. Pengrowth’s average realized price for light oil, after risk management activities, averaged Cdn $89.94 per barrel in 2011 compared to Cdn $76.22 in 2010, an 18 percent increase. Fourth quarter 2011 realized prices were essentially unchanged from the third quarter 2011, primarily due to lower realized commodity risk management activities. Compared to the same quarter last year, fourth quarter 2011 realized prices were 21 percent higher primarily due to higher benchmark prices.

Natural gas markets continued their downward trend in 2011 as mild weather combined with oversupply issues largely attributable to increased production from shale gas plays more than offset demand. The U.S. based NYMEX natural gas benchmark averaged U.S. $4.03 per MMBtu in 2011, an eight percent decline from 2010 average prices of U.S. $4.38 per MMBtu. Fourth quarter 2011 benchmark prices decreased 14 percent from an average price of U.S. $4.05 per MMBtu in the third quarter 2011 and 13 percent from an average price of U.S. $3.98 per MMBtu in the fourth quarter 2010.

AECO spot prices continued to trade at a discount to the NYMEX benchmark, although the gap narrowed throughout the year. AECO spot prices declined nine percent year over year to an average price of Cdn $3.63 per MMBtu in 2011 from Cdn $3.99 per MMBtu in 2010. Fourth quarter 2011 prices decreased approximately 13 percent from the third quarter 2011 average price of Cdn $3.66 per MMBtu and 12 percent from the fourth quarter 2010 average price of Cdn $3.61 per MMBtu.

Pengrowth’s average realized natural gas price after risk management activities was Cdn $4.08 per Mcf in 2011, an 18 percent decline compared to the 2010 average realized price of Cdn $5.00 per Mcf. Fourth quarter 2011 prices declined seven percent and 23 percent when compared to third quarter 2011 and fourth quarter 2010 average realized prices of Cdn $4.05 per Mcf and Cdn $4.87 per Mcf. The decline in average realized prices quarter over quarter is mainly attributable to the decline in the benchmark prices partially offset by risk management activities. On a year over year basis, realized prices were also lower due to a lower contribution from realized gas commodity risk management activities in 2011.

Pengrowth’s full year total average realized price, after risk management activities was Cdn $53.13 per boe in 2011, an approximate seven percent increase over the 2010 average of Cdn $49.68 per boe. This increase is primarily a result of higher benchmark prices for crude oil partially offset by lower natural gas prices and lower contribution from gas commodity risk contracts. Total average realized price of Cdn $54.28 per boe in the fourth quarter of 2011 was three percent higher than Cdn $52.68 per boe in the third quarter of 2011 and 10 percent higher than the average realized price of Cdn $49.34 per boe in the fourth quarter 2010. The higher realized price compared to the third quarter 2011 was primarily due to higher crude oil benchmark prices partially offset by weaker benchmark natural gas prices. Compared to the same quarter last year, realized prices in the fourth quarter of 2011 were higher due to stronger benchmark prices for crude oil, partially offset by a lower contribution from realized gas commodity risk management activities in 2011.

Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Realized
Light oil ($ millions)	(7.6)	4.6	(4.8)	(20.4)	1.2
Light oil ($ per bbl)	(3.61)	2.34	(2.39)	(2.61)	0.15
Natural gas ($ millions)	10.4	9.6	23.9	37.3	73.9
Natural gas ($ per Mcf)	0.51	0.48	1.19	0.47	0.92
Combined ($ millions)	2.8	14.2	19.1	16.9	75.1
Combined ($ per boe)	0.40	2.07	2.76	0.63	2.75
Unrealized
Total unrealized risk management (liabilities) assets at period end ($ millions)	(42.0)	60.8	(2.1)	(42.0)	(2.1)
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	60.8	2.7	50.4	(2.1)	(9.0)
Unrealized (loss) gain on risk management contracts	(102.8)	58.1	(52.5)	(39.9)	6.9

PENGROWTH 2011 Management’s Discussion & Analysis	17

As part of the risk management strategy, Pengrowth uses forward price swaps to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow.

A $7.6 million realized risk management loss in the fourth quarter of 2011 from crude oil risk management activities, compared to a $4.6 million gain in the third quarter of 2011 was due to benchmark oil prices in the quarter rising higher than the average price achieved through our commodity risk management activities. The $20.4 million realized risk management loss for the year, compared to a $1.2 million gain in 2010 was due to benchmark crude oil prices exceeding our average fixed contracted oil price in 2011.

Realized gains from natural gas commodity risk management activities decreased to $37.3 million for the year ending 2011 compared to $73.9 million for the same period last year; as the 2011 gas fixed contracted price and volumes were lower than in 2010. These factors also contributed to the lower natural gas realized risk management gain of $10.4 million in the fourth quarter 2011 compared to $23.9 million for the same period last year.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end. A $102.8 million unrealized loss in the fourth quarter of 2011 compared to a $58.1 million gain in the third quarter of 2011 was due to an increase in the forward price curve for crude oil at period end December 31, 2011 from September 30, 2011 coupled with additional oil risk management contracts entered into during the fourth quarter. A $39.9 million unrealized loss at December 31, 2011, compared to a $6.9 million gain at December 31, 2010, is due to an increase in the forward price curve for crude oil, as well significantly lower risk managed gas volumes at lower contracted prices as at December 31, 2011 as compared to December 31, 2010.

As of December 31, 2011, the following commodity risk management contracts were in place:

Crude Oil:
Reference Point	Volume (bbl/d)	Term	Price per bbl
Financial:
WTI (1)	17,000	Jan 1, 2012 - Dec 31, 2012	$93.23	Cdn
WTI (1)	3,500	Jan 1, 2013 - Dec 31, 2013	$95.29	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Natural Gas:
Reference Point	Volume (MMBtu/d)	Term	Price per MMbtu
Financial:
AECO	14,217	Jan 1, 2012 - Dec 31, 2012	$4.45	Cdn

Power:
Reference Point	Volume (MW)	Term	Price per MW
Financial:
AESO	15	Jan 1, 2012 - Dec 31, 2012	$72.83	Cdn
AESO	5	Jan 1, 2013 - Dec 31, 2013	$74.50	Cdn

Based on our 2012 production forecast, the above contracts represent approximately 65 percent of estimated total oil volumes at an average price of $93.23 per bbl and approximately nine percent of estimated natural gas volumes at $4.45 per MMBtu. The power contracts represent approximately 15 percent of estimated 2012 consumption.

Each Cdn $1 per barrel change in future oil prices results in approximately $7.5 million pre-tax change in the value of the crude contracts, while each Cdn $0.25 per MMBtu change in future natural gas prices results in approximately $1.3 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the Statement of Income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.

18	PENGROWTH 2011 Management’s Discussion & Analysis

If each contract were to settle at the contract price in effect at December 31, 2011, future revenue and cash flow would be $42.0 million lower than if the contracts were not in place based on the estimated fair value of the risk management liability at period end. The $42.0 million liability is composed of a net liability of $38.6 million relating to contracts expiring within one year and a net liability of $3.4 million relating to contracts expiring beyond one year. Pengrowth currently fixes the Canadian dollar exchange rate at the same time it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each Cdn $1 per MW change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the Balance Sheet at their fair value and recognizes changes in fair value on the Statement of Income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the Statement Income and impacts cash flow at that time.

In accordance with policies approved by the Board of Directors, Pengrowth may sell forward its production by product volume or power consumption as follows:

Percent of Monthly Interest Production or estimated Power Consumption	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 MMBtu per day and 2,500 bbls per day respectively. Each power consumption risk management transaction shall not exceed 25 MW.

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product category to the overall sales revenue inclusive of realized commodity risk management activities

	Three months ended						Twelve months ended
($ millions except percentages) Sales Revenue	Dec 31, 2011	% of total	Sept 30, 2011	% of total	Dec 31, 2010	% of total	Dec 31, 2011	% of total	Dec 31, 2010	% of total
Light oil (1)	193.2	49	179.1	49	152.4	44	704.3	49	604.9	44
Heavy oil	45.2	12	36.6	10	37.1	11	160.0	11	149.2	11
Natural gas liquids	68.0	17	63.9	17	53.1	15	244.4	17	199.9	15
Natural gas	76.5	20	81.8	22	97.6	29	325.9	22	400.4	29
Brokered sales/sulphur (1)	6.3	2	5.5	1	4.7	1	19.1	1	14.3	1
Total oil and gas sales (1)	389.2		366.9		344.9		1,453.7		1,368.7

(1)	Prior period restated to conform to presentation in the current period.

PENGROWTH 2011 Management’s Discussion & Analysis	19

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities, for the fourth quarter of 2011 compared to the fourth quarter of 2010. The increased commodity prices realized for liquids after commodity risk management activities during the fourth quarter of 2011 are the primary reason for higher oil and gas sales.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil	Other (1) (2)	Total (1)
Quarter ended December 31, 2010	152.4	97.6	53.1	37.1	4.7	344.9
Effect of change in product prices	35.2	(8.6)	13.3	9.3	–	49.2
Effect of change in realized commodity risk management activities	(2.8)	(13.5)	–	–	–	(16.3)
Effect of change in sales volumes	8.5	1.0	1.6	(1.3)	–	9.8
Other	(0.1)	–	–	0.1	1.6	1.6
Quarter ended December 31, 2011	193.2	76.5	68.0	45.2	6.3	389.2

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the full year of 2011 compared to the same period of 2010. The increased commodity prices realized for liquids during the full year of 2011 have more than offset the impact of lower production volumes, reduced gains from commodity risk management activities and lower realized prices for natural gas.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil	Other (1) (2)	Total (1)
Twelve month period ended December 31, 2010	604.9	400.4	199.9	149.2	14.3	1,368.7
Effect of change in product prices	129.1	(37.0)	43.5	18.8	–	154.4
Effect of change in realized commodity risk management activities	(21.6)	(36.6)	–	–	–	(58.2)
Effect of change in sales volumes	(8.0)	(1.0)	1.0	(8.0)	–	(16.0)
Other	(0.1)	0.1	–	–	4.8	4.8
Twelve month period ended December 31, 2011	704.3	325.9	244.4	160.0	19.1	1,453.7

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales

ROYALTY EXPENSE

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Royalty expense	72.3	73.1	60.9	277.9	252.7
$ per boe	10.25	10.65	8.83	10.29	9.27
Royalties as a percent of sales (1)	18.6%	19.9%	17.7%	19.1%	18.5%
Royalties as a percent of sales excluding realized risk management contracts (1)	18.7%	20.7%	18.7%	19.3%	19.5%

(1)	Prior period restated to conform to presentation in the current period.

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. Fourth quarter royalty rates decreased compared to the third quarter of 2011 due to prior period royalty credits and gas cost allowance claims. The higher royalty rate in the fourth quarter of 2011 compared to the same period last year is due to higher gas cost allowance claims in the fourth quarter of 2010. On a year-over-year basis, royalties as a percentage of sales are higher in 2011 as the percentage of sales revenues from light oil and natural gas liquids have increased resulting in a higher overall royalty rate.

20	PENGROWTH 2011 Management’s Discussion & Analysis

Royalty expense for 2012 is forecasted to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Operating expenses (1)	99.7	99.5	104.9	382.0	357.2
$ per boe	14.13	14.51	15.21	14.15	13.10

(1)	Prior period restated to conform to presentation in the current period.

Operating expenses in the fourth quarter of 2011 were relatively unchanged from the third quarter of 2011 however, decreased two percent on a per boe basis. Fourth quarter operating cost savings, primarily in well servicing and general maintenance offset a slight increase in power costs quarter-over-quarter. Subsurface activity and lease and right-of-way maintenance in the fourth quarter of 2011 were significantly down from the same period in 2010 and more than offset the impact of higher power costs when comparing the same two periods.

For the full year of 2011 compared to 2010, operating expenses increased seven percent. Increased expenses were primarily attributable to significantly higher power prices, which represented two-thirds of the year-over-year increase. In addition, increased subsurface maintenance and optimization, increased road, lease and right-of-way maintenance attributable to flooding and extreme wet weather conditions and increased turnaround activity also contributed to higher operating costs in 2011.

2012 operating expenses are forecast to be $384 million or $13.89 per boe. Power costs are approximately 20 percent of Pengrowth’s operating costs and will continue to be actively managed through optimizing power usage and risk management programs.

TRANSPORTATION COSTS

	Three months ended			Twelve months ended
($ millions except per bbl and per Mcf amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil transportation (1)	3.7	6.3	4.1	18.4	16.6
$ per bbl	1.75	3.25	2.07	2.34	2.09
Natural gas transportation	1.7	1.8	2.4	7.1	8.5
$ per Mcf	0.09	0.09	0.12	0.09	0.11
NGL transportation	0.2	–	–	0.2	–
$ per bbl	0.20	–	–	0.05	–

(1)	Prior period restated to conform to presentation in the current period.

Oil transportation decreased approximately 41 percent in the fourth quarter of 2011 compared to the third quarter of 2011 primarily due to a decrease in Pengrowth’s clean product trucking costs as the Rainbow Pipeline, which experienced an unscheduled interruption in May 2011, resumed shipping in September 2011. Overall transportation costs increased two percent year-over-year as higher clean product trucking costs were mostly offset by reduced natural gas transportation, primarily due to renegotiated rates.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil and NGL production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody.

PENGROWTH 2011 Management’s Discussion & Analysis	21

OPERATING NETBACKS

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the Statement of Income and dividing by production. Certain assumptions have been made in allocating operating expenses, other income and royalty injection credits between light oil, heavy oil, natural gas and NGL production.

Pengrowth realized an average operating netback of $29.99 per boe in the fourth quarter of 2011 compared to $27.15 per boe in the third quarter of 2011 and $25.02 per boe for the fourth quarter of 2010. The increase in the netback in the fourth quarter of 2011 compared to the third quarter of 2011 is primarily due to higher NGL and heavy oil commodity prices. Operating netback for the full year of 2011 is higher than the same period of 2010 as a result of higher liquids commodity prices partially offset by higher operating and royalty expenses, and lower natural gas prices.

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil & gas sales (1)	55.17	53.49	50.01	53.84	50.20
Royalties	(10.25)	(10.65)	(8.83)	(10.29)	(9.27)
Operating expenses	(14.13)	(14.51)	(15.21)	(14.15)	(13.09)
Transportation costs (1)	(0.80)	(1.18)	(0.95)	(0.95)	(0.92)
Operating netback (1)	29.99	27.15	25.02	28.45	26.92

	Three months ended			Twelve months ended
Light Oil Netbacks ($ per bbl)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil & gas sales (1)	92.49	92.89	76.83	90.75	76.83
Royalties	(21.29)	(20.46)	(17.32)	(20.37)	(17.32)
Operating expenses (1)	(15.40)	(17.78)	(18.22)	(16.26)	(15.91)
Transportation costs (1)	(1.75)	(3.25)	(2.07)	(2.36)	(2.10)
Operating netback (1)	54.05	51.40	39.23	51.76	41.50

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil & gas sales (1)	76.13	62.36	60.42	68.24	60.22
Royalties	(13.65)	(14.23)	(11.25)	(13.81)	(11.84)
Operating expenses (1)	(13.91)	(15.54)	(16.23)	(14.45)	(15.76)
Operating netback	48.57	32.59	32.94	39.98	32.62

	Three months ended			Twelve months ended
NGLs Netbacks ($ per bbl)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil & gas sales	70.54	66.58	56.74	69.31	56.99
Royalties	(14.51)	(19.42)	(13.97)	(16.92)	(14.80)
Operating expenses	(12.34)	(17.03)	(13.56)	(14.65)	(12.17)
Transportation costs	(0.20)	–	–	(0.05)	–
Operating netback	43.49	30.13	29.21	37.69	30.02

	Three months ended			Twelve months ended
Natural Gas Netbacks ($ per Mcf)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil & gas sales (1)	3.98	4.22	5.03	4.24	5.12
Royalties	(0.26)	(0.31)	(0.31)	(0.33)	(0.42)
Operating expenses (1)	(2.31)	(1.98)	(2.28)	(2.11)	(1.89)
Transportation costs	(0.09)	(0.09)	(0.12)	(0.09)	(0.11)
Operating netback	1.32	1.84	2.32	1.71	2.70

(1)	Prior period restated to conform to presentation in the current period.

22	PENGROWTH 2011 Management’s Discussion & Analysis

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Cash G&A expense	16.3	14.5	12.1	64.3	46.3
$ per boe	2.31	2.11	1.76	2.38	1.70
Non-cash G&A expense	2.0	2.4	(1.0)	11.0	4.6
$ per boe	0.28	0.35	(0.16)	0.41	0.17
Total G&A	18.3	16.9	11.1	75.3	50.9
$ per boe	2.60	2.46	1.61	2.79	1.87

Fourth quarter cash G&A expenses are higher when compared to the third quarter mainly due to increased information technology (“IT”) costs and professional services. Cash G&A expenses for 2011 include certain costs relating to IT, office facilities and operations support previously charged to operating expenses in 2010. The impact of this change for the fourth quarter and the full year of 2011 is approximately $2.3 million and approximately $12.7 million, respectively. In addition, severance costs, performance bonus true-up and non-recurring items contribute to higher cash G&A expenses in 2011 when compared to 2010.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (LTIP) (see Note 14 to the financial statements). The compensation costs associated with these plans are expensed over the applicable vesting period. The $6.4 million increase in the 2011 non-cash G&A as compared to 2010 was primarily due to the higher expense calculation for the new LTIP. Also contributing was a higher performance multiplier of 0.5 applicable to the Deferred Entitlement Share Units (“DESU”) in 2011 as compared to a zero performance multiplier booked in 2010 applicable to the DESUs that vested in 2011.

Total G&A costs are expected to decrease for 2012 to $2.68 per boe when compared to the full year 2011 of $2.79 per boe. Included in Pengrowth’s 2012 G&A forecast are non-cash G&A costs of approximately $0.49 per boe compared to $0.41 per boe in 2011.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Depletion, depreciation and amortization	117.6	112.8	108.2	437.9	432.4
$ per boe	16.67	16.44	15.69	16.22	15.86
Accretion	4.0	3.9	4.0	15.6	17.7
$ per boe	0.57	0.57	0.58	0.58	0.65

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on proved plus probable reserves and is based on the dollar value of the property, plant and equipment asset base. Depletion expense in the fourth quarter of 2011 compared to the third quarter of 2011 reflects a higher depletion cost as a result of increased production offset by positive reserve revisions booked in the fourth quarter. Depletion expense in the fourth quarter and for the year ended 2011 compared to the same periods last year were higher due mainly to the impact of the increased capital program in 2011 as compared to 2010 and higher costs associated with horizontal drilling and multi-stage frac completions for wells drilled in the year.

Accretion is a charge to earnings that increases the Asset Retirement Obligations (ARO) liability for the passage of time (unwinding of the discount). Accretion is charged to net income over the lifetime of the producing oil and gas assets. Accretion has remained relatively stable compared to the third quarter of 2011. Accretion has decreased year over year due a reduction in the discount rates late in 2010 with further reduction in the third and fourth quarters of 2011.

IMPAIRMENT

In the fourth quarter of 2011, Pengrowth recognized a $27.4 million pre-tax impairment charge on the producing portion of the Groundbirch CGU as the carrying value exceeded the fair value on December 31, 2011. Fair value was determined based on the total proved plus probable reserves estimated by Pengrowth’s independent reserves evaluator using the period end commodity price forecast of Pengrowth’s independent reserves evaluator and discounted at a market rate.

PENGROWTH 2011 Management’s Discussion & Analysis	23

This impairment charge resulted from a low natural gas price forecast by Pengrowth’s independent reserves evaluator and allocation of 2012 capital to properties with better economic returns. As a result, goodwill attributed to the Groundbirch CGU was reduced by $16.3 million to $Nil and the PP&E was reduced by $11.1 million. See Note 6 to the financial statements for detailed disclosure of the assumptions used to determine the fair value and the sensitivity of these assumptions on the impairment recognized.

INTEREST AND FINANCING CHARGES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Interest and Financing charges	21.1	19.3	19.6	75.9	70.5

At December 31, 2011, Pengrowth had $1 billion in long term debt. The majority of long term debt consists of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 6.3 percent. Pengrowth has an undrawn syndicated bank facility which is subject to prevailing market rates.

Pengrowth renewed the syndicated bank facility in the fourth quarter which extended the facility to a four year term due November 29, 2015. As a result, the amount of capitalized renewal fees on the previous 2010 bank renewal were expensed in the fourth quarter which led to the increased interest and financing fees in 2011.

The fees charged under the previous syndicated credit facility increased upon its renewal in the fourth quarter of 2010 when rates were reset. The higher fees combined with higher debt levels as a result of greater capital spending in 2011 resulted in higher interest and financing charges year over year. In addition, 2011 interest and financing charges include the amount expensed for the capitalized fees on the previous syndicated credit facility as noted above.

GAIN ON INVESTMENTS

Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $35 million. The fair value of these shares has increased to $35 million as at December 31, 2011 resulting in an unrealized gain of $23 million in the fourth quarter of 2011. The fair value is based on the most recent private placement equity offering closed by the private company. See Note 5 to the financial statements for additional information.

TAXES

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the year ended December 31, 2011, Pengrowth recorded deferred tax expense of $22.3 million (December 31, 2010 – $171.3 million). No current income taxes were paid by Pengrowth in 2011 and 2010. See Note 12 to the financial statements for additional information.

FOREIGN CURRENCY GAINS & LOSSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	28.8	(75.5)	31.0	(19.5)	50.7
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	2.8	(4.3)	3.3	(1.4)	7.4
	31.6	(79.8)	34.3	(20.9)	58.1
Unrealized (loss) gain on foreign exchange risk management contract on U.K. pound sterling denominated debt	(2.4)	3.4	(4.5)	1.8	(8.1)
Total Unrealized foreign exchange gain (loss)	29.2	(76.4)	29.7	(19.1)	49.9
Realized foreign exchange (loss) gain	(0.6)	(0.8)	–	(1.6)	(2.1)

24	PENGROWTH 2011 Management’s Discussion & Analysis

Pengrowth’s unrealized foreign exchange gains and losses are primarily attributable to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another. The total unrealized foreign exchange gain in the fourth quarter was $29.2 million compared to an unrealized foreign exchange loss of $76.4 million and a gain of $29.7 million in the third quarter of 2011 and fourth quarter of 2010, respectively. The unrealized foreign exchange gain this quarter compared to the loss in the third quarter was mainly the result of an increase in the closing exchange rate of the Canadian dollar to U.S. dollar since September 2011. The total unrealized foreign exchange loss as at December 31, 2011 was $19.1 million, compared to an unrealized gain of $49.9 million as at December 31, 2010. The unrealized loss this year compared to the gain in the prior year was mainly the result of a decrease in the closing exchange rate of the Canadian dollar to U.S. dollar since 2010.

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

ASSET RETIREMENT OBLIGATIONS

($ millions)	Dec 31, 2011	Dec 31, 2010	Change
ARO, opening balance	447.1	450.6	(3.5)
Revisions due to discount rate changes	206.6	90.9	115.7
Expenditures on remediation	(21.9)	(20.9)	(1.0)
Accretion and Other (1)	29.1	(73.5)	102.6
ARO, closing balance	660.9	447.1	213.8

(1)	2010 includes revision for inflation.

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

For the year ended December 31, 2011, Pengrowth’s ARO liability increased by $213.8 million. The increase is mainly due to the ARO discount rate being revised from three and one half percent per annum in the first six months of 2011 to three percent per annum in the third quarter, and then to two and one half percent per annum in the fourth quarter to reflect changes to the underlying risk free long term Government of Canada bond yield.

Pengrowth has estimated the net present value of its total ARO to be $660.9 million as at December 31, 2011 (December 31, 2010 – $447.1 million), based on a total escalated future liability of $1.8 billion (December 31, 2010 – $1.8 billion). These costs are expected to be incurred over 65 years with the majority of the costs incurred between 2036 and 2077. A risk free rate of two and one half percent per annum and an inflation rate of one and one half percent were used to calculate the net present value of the ARO.

REMEDIATION TRUST FUNDS AND REMEDIATION AND ABANDONMENT EXPENSE

During 2011, Pengrowth’s contributions were $7.1 million (December 31, 2010 – $7.6 million), into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The total balance of the remediation trust funds was $49.7 million at December 31, 2011 (December 31, 2010 – $42.1 million).

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

As a working interest holder in SOEP, Pengrowth is under a contractual obligation to contribute to a remediation trust fund. The funding levels are based on the raw gas delivered and processed at the various facilities; funding levels for this fund may change each year pending a review by the owners.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through December 31, 2011, Pengrowth spent $21.9 million on abandonment and reclamation (December 31, 2010 – $20.9 million). Pengrowth expects to spend approximately $18.5 million in 2012 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

PENGROWTH 2011 Management’s Discussion & Analysis	25

CLIMATE CHANGE PROGRAMS

Since becoming effective July 1, 2007, Alberta regulates Greenhouse Gas (“GHG”) emissions under the Climate Change and Emissions Management Act, the Specified Gas Reporting Regulation (the “SGRR”), which imposes GHG emissions reporting requirements, and the Specified Gas Emitters Regulation (the “SGER”) which imposes GHG emissions limits. These regulations require Alberta facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce emissions intensity by 12 percent over the average baseline emission levels of 2003, 2004 and 2005. Companies can make their reductions through improvements to their operations; by purchasing Alberta-based offset credits or by contributing to the Climate Change and Emissions Management Fund. Pengrowth in 2011 operated two facilities that are subject to the Alberta climate change regulations where a 12 percent reduction from the baseline is required. Collectively, these facilities have reduced emissions by approximately 34 percent exceeding current-day requirements. Further reductions to baseline targets may occur and Pengrowth is assessing options for meeting future changes to greenhouse gas emission requirements. If the emissions remain at the current levels and the baseline is modified, Pengrowth may experience additional annual costs of as much as $0.5 million for the acquisition of credits relating to the facilities. Unutilized credits from one year may be carried forward to future years. For further information, see Pengrowth’s AIF. Pengrowth is waiting on additional information from other jurisdictions to assess the impact it will have on its operations.

GOODWILL

In accordance with IFRS, goodwill is tested for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment of impairment of property, plant and equipment. As at December 31, 2011, Pengrowth recorded goodwill of $700.7 million. Goodwill decreased by $16.3 million in the current year due to an impairment of the producing portion of the Groundbirch property acquired in the Monterey Exploration Ltd. business combination. See Notes 4 and 8 to the financial statements for details. Management has assessed the remaining goodwill for impairment and determined there is no additional impairment at December 31, 2011.

WORKING CAPITAL

The working capital deficiency at December 31, 2011 was $137.3 million, compared to $109.2 million at December 31, 2010.

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Dec 31, 2011	Dec 31, 2010	Change
($ millions) Term credit facilities	$–	$39.0	$(39.0)
Senior unsecured notes	1,007.7	985.4	22.3
Long term debt	1,007.7	1,024.4	(16.7)
Working capital deficiency	137.3	109.2	28.1
Total debt	$1,145.0	$1,133.6	$11.4

Years Ended	Dec 31 2011	Dec 31 2010	Change
Net income	$84.5	$149.8	$(65.3)
Add:
Interest and financing charges	75.9	70.5	5.4
Deferred tax expense	22.3	171.3	(149.0)
Depletion, depreciation, amortization and accretion	453.5	450.1	3.4
Impairment of assets	27.4	–	27.4
Other non-cash expenses (income)	34.8	(145.4)	180.2
EBITDA	$698.4	$696.3	$2.1
Total debt to EBITDA	1.6	1.6
Total Capitalization (1)	$4,492.3	$4,315.9	$176.4
Total debt as a percentage of total capitalization	25.5%	26.3%

(1)	Total capitalization includes total outstanding debt plus Shareholders’ Equity. Total outstanding debt includes working capital deficit (excess).

26	PENGROWTH 2011 Management’s Discussion & Analysis

As at December 31, 2011, long term debt decreased by $16.7 million from December 31, 2010. In November 2011, Pengrowth completed an equity offering for net proceeds of $288.1 million which was used primarily to pay down amounts owing on the revolving credit facility as a result of an increased capital program in 2011. The decrease in long term debt was offset by an increase of $21.0 million due to foreign currency translation losses of approximately $19.6 million on the U.S. dollar denominated debt, and $1.4 million on the U.K. pound sterling denominated debt. The decrease in debt resulted in a trailing 12 month Total Debt to EBITDA ratio at December 31, 2011 of 1.6x which is within corporate targets.

Term Credit Facilities

At December 31, 2011, Pengrowth’s revolving credit facility was undrawn (December 31, 2010 – $39 million) and letters of credit of $24 million (December 31, 2010 – $18 million) were outstanding. The credit facility includes a committed value of $1 billion and a $250 million expansion feature providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The revolving credit facility matures on November 29, 2015 and can be extended at Pengrowth’s discretion any time prior to maturity subject to syndicate approval.

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. As at December 31, 2011, this facility was undrawn (December 31, 2010 – $22 million) and $1.5 million (December 31, 2010 – $5 million) in outstanding letters of credit were outstanding. When utilized, this facility appears on the Balance Sheet as a current liability in Bank indebtedness.

Together, these two facilities provide Pengrowth with approximately $1,062 million of available credit capacity at December 31, 2011, with the ability to expand the facilities by an additional $250 million.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2011. All loan agreements can be found on SEDAR (www.sedar.com) filed under “Other” or “Material Document”.

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

3.	Total senior debt (excluding working capital) must be less than 50 percent of total book capitalization; and

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

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 17 to the December 31, 2011, financial statements.

Dividend Reinvestment Plan

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

PENGROWTH 2011 Management’s Discussion & Analysis	27

During the year ended December 31, 2011, 5.0 million shares were issued for cash proceeds of $54.7 million under the DRIP compared to 2.3 million trust units for cash proceeds of $24.1 million for the same period last year.

On January 3, 2012, Pengrowth announced that it has introduced a Premium Dividend™ program in addition to the DRIP, effective February 2012.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments and Note 18 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

FUNDS FLOW FROM OPERATIONS AND DIVIDENDS

The following table provides Funds Flow from Operations, net income and dividends declared with the excess (shortfall) over dividends and Payout Ratio:

	Three months ended			Twelve months ended
($ millions, except per share amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Funds flow from operations	171.1	150.4	139.9	620.0	626.2
Net (loss) income	(9.0)	(0.5)	(152.0)	84.5	149.8
Dividends declared	73.5	69.2	45.1 (1)	280.2	232.6 (1)
Dividends declared per share	0.21	0.21	0.14 (1)	0.84	0.77 (1)
Excess of funds flow from operations less dividends declared	97.6	81.2	94.8	339.8	393.6
Per Share	0.28	0.25	0.30	1.02	1.31
Shortfall of net (loss) income less dividends declared	(82.5)	(69.7)	(197.1)	(195.7)	(82.8)
Per Share	(0.24)	(0.21)	(0.61)	(0.59)	(0.28)
Payout Ratio	43%	46%	32%	45%	37%

(1)	Reflects one month less of distributions declared as a result of the corporate conversion.

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of Funds Flow from Operations less dividends declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating Funds Flow from Operations.

Funds Flow from Operations is derived from producing and selling oil, natural gas and related products. As such, Funds Flow from Operations is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 18 to the financial statements.

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

During 2011, cash dividends were paid to shareholders on the 15th or next business day of the month. Pengrowth paid $0.07 per share in each of the months January through December 2011, for an aggregate cash dividend of $0.84 per share.

28	PENGROWTH 2011 Management’s Discussion & Analysis

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2011 and 2010.

2011	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	340.9	356.7	366.9	389.2
Net income (loss) ($ millions)	5.4	88.5	(0.5)	(9.0)
Net income (loss) per share ($)	0.02	0.27	–	(0.03)
Net income (loss) per share - diluted ($)	0.02	0.27	–	(0.03)
Funds flow from operations ($ millions)	146.8	151.7	150.4	171.1
Dividends declared ($ millions)	68.6	68.9	69.2	73.5
Dividends declared per share ($)	0.21	0.21	0.21	0.21
Daily production (boe)	73,634	70,958	74,568	76,691
Total production (Mboe)	6,627	6,457	6,860	7,056
Average realized price ($ per boe)	51.15	54.41	52.68	54.28
Operating netback ($ per boe)	27.64	28.97	27.15	29.99

2010	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	362.7	340.8	320.3	344.9
Net income (loss) ($ millions)	139.0	18.2	144.6	(152.0)
Net income (loss) per share ($)	0.48	0.06	0.49	(0.47)
Net income (loss) per share - diluted ($)	0.48	0.06	0.48	(0.47)
Funds flow from operations ($ millions)	161.5	175.5	149.3	139.9
Dividends declared ($ millions)	61.0	61.2	65.3	45.1 (2)
Distributions declared per unit ($)	0.21	0.21	0.21	0.14 (2)
Daily production (boe)	75,627	75,517	72,704	74,953
Total production (Mboe)	6,806	6,872	6,689	6,896
Average realized price ($ per boe) (1)	52.79	49.17	47.39	49.34
Operating netback ($ per boe) (1)	28.24	27.75	26.64	25.02

(1)	Prior period restated to conform to presentation in the current period.

(2)	Reflects one month less of distribution declared as a result of the corporate conversion.

In addition to natural decline, production changes over these quarters was a result of production limitations due to first quarter 2011 unscheduled pipeline outage, second quarter 2011 scheduled maintenance shutdowns and restrictions due to flooding and forest fires and unscheduled maintenance in the third quarter of 2010 partly offset by the Monterey acquisition in the third quarter of 2010. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) has also been impacted by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, unrealized gains on investments, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Funds flow was also impacted by changes in royalty expense, operating and general and administrative costs.

PENGROWTH 2011 Management’s Discussion & Analysis	29

Selected Annual Information

The table below provides a summary of selected annual financial information for the years ended 2011, 2010, and 2009.

	Twelve months ended December 31
($ millions unless otherwise indicated)	2011	2010	2009(2)
Oil and gas sales (1)	1,453.7	1,368.7	1,351.5
Net income (2)	84.5	149.8	84.9
Net income per share (3) ($)	0.25	0.50	0.32
Net income per share (3) – diluted ($)	0.25	0.49	0.32
Dividends declared per share ($) (4)	0.84	0.77	1.08
Total assets	5,644.7	5,226.6	4,693.6
Long term debt (5)	1,007.7	1,024.4	982.4
Shareholders’ equity (3)	3,347.3	3,182.3	2,795.2
Number of shares outstanding at year end (thousands)	360,282	326,024	289,835

(1)	Prior period restated to conform to presentation in the current period.

(2)	Pengrowth’s IFRS transition date was January 1, 2010. 2009 comparative information has not been restated.

(3)	Comparative amounts are Trust units and Trust Unitholders’ equity.

(4)	2010 reflects one month less of distribution declared as a result of the corporate conversion.

(5)	Includes long term debt and convertible debentures, as applicable.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ millions)	2012	2013	2014	2015	2016	Thereafter	Total
Long term debt (1)	$–	$50.9	$–	$151.7	$–	$808.8	$1,011.4
Interest payments on long term debt (2)	63.1	61.2	60.4	58.0	52.7	70.7	366.1
Other (3)	15.7	15.4	15.0	14.2	14.0	15.9	90.2
	$78.8	$127.5	$75.4	$223.9	$66.7	$895.4	$1,467.7
Purchase obligations
Pipeline transportation	28.5	22.5	19.4	17.5	2.1	0.5	90.5
CO2 purchases (4)	2.9	2.9	2.9	2.9	0.8	–	12.4
	$31.4	$25.4	$22.3	$20.4	$2.9	$0.5	$102.9
Remediation trust fund payments	0.3	0.3	0.3	0.3	0.3	11.0	12.5
	$110.5	$153.2	$98.0	$244.6	$69.9	$906.9	$1,583.1

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt translated using the year end exchange rate. (See Note 10 to the financial statements).

(2)	Interest payments are calculated at period end exchange rates and interest rates except for foreign denominated fixed rate debt which is calculated at the actual interest rate.

(3)	Includes office rent and vehicle leases.

(4)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate.

30	PENGROWTH 2011 Management’s Discussion & Analysis

SUMMARY OF COMMON SHARE TRADING DATA

		High	Low	Close	Volume (000s)	Value ($ millions)
TSX - PGF (Cdn $)
2011	1st quarter	$13.80	$11.98	$13.41	61,957	795.7
	2nd quarter	$13.96	$11.56	$12.15	39,337	500.2
	3rd quarter	$12.84	$9.33	$9.47	39,079	431.7
	4th quarter	$11.18	$8.48	$10.76	58,503	610.7
	Year	$13.96	$8.48	$10.76	198,876	2,338.4

2010	1st quarter	$11.96	$10.15	$11.75	33,376	372.7
	2nd quarter	$12.00	$8.50	$9.73	34,038	361.0
	3rd quarter	$11.44	$9.40	$11.34	47,522	488.8
	4th quarter	$13.38	$11.29	$12.78	70,469	896.9
	Year	$13.38	$8.50	$12.78	185,405	2,119.4

NYSE - PGH (U.S. $)
2011	1st quarter	$14.14	$12.09	$13.83	21,853	284.8
	2nd quarter	$14.60	$11.81	$12.58	25,342	332.4
	3rd quarter	$13.60	$8.94	$8.99	31,966	357.3
	4th quarter	$11.00	$7.99	$10.53	25,754	258.1
	Year	$14.60	$7.99	$10.53	104,916	1,232.6

2010	1st quarter	$11.78	$9.78	$11.66	20,473	218.8
	2nd quarter	$11.97	$7.67	$9.16	26,059	268.7
	3rd quarter	$11.10	$8.85	$11.06	20,153	200.0
	4th quarter	$13.25	$11.02	$12.86	19,810	245.0
	Year	$13.25	$7.67	$12.86	86,493	932.5

BUSINESS RISKS

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. Pengrowth’s principle source of net cash flow is from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation, discount for Western Canadian light and heavy oil and natural gas, and political and economic stability.

•	Production could be shut-in at specific wells or fields in low commodity prices.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss as well as affecting the ability to maintain the current dividends, spend capital and meet obligations.

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

•	Changing interest rates influence borrowing costs and the availability of capital.

PENGROWTH 2011 Management’s Discussion & Analysis	31

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

•	Uncertainty in international financial markets concerning could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.

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

•

Regulations surrounding the fracture stimulation of wells, including increasing disclosure and restrictions, differ and depend on the area of operation. Pengrowth may have to adjust operational practice, increase compliance and incur additional cost as a result.

•

Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

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

•	Availability of specialized equipment and goods and services, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•

Oil and gas operations can be negatively impacted by certain weather conditions, including floods, forest fires and other natural events, which may restrict production and/or delay drilling activities.

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

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase.

•	During times of increased activity it may be more difficult to hire and retain staff and the cost for certain skills may increase.

32	PENGROWTH 2011 Management’s Discussion & Analysis

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

•

Delays or failure to secure regulatory approvals for Steam Assisted Gravity Drainage (“SAGD”) projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

•

The performance and results of a SAGD project such as Lindbergh is dependent on the ability of the steam to access the reservoir and efficiently move additional heavy oil that would otherwise remain trapped within the reservoir rock. The amount and cost of steam required, the additional oil recovered, the quality of the oil produced, the ability to recycle produced water into steam and the ability to manage costs will determine the economic viability for a SAGD project.

Risks associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely affected.

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

•	The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

•	As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level as a surplus from one asset will no longer shelter a deficit in another.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at www.sedar.com.

OUTLOOK

Pengrowth currently anticipates a 2012 capital program, excluding acquisitions, of $625 million, an increase of three percent from 2011 net capital expenditures of $609.1 million. Pengrowth’s operated 2012 capital program is 100 percent focused on development of oil and liquids rich gas plays, with the majority of the capital to be spent in the three key areas of Swan Hills ($255 million), the Olds area ($85 million) and the Lindbergh SAGD ($59 million).

Execution of Pengrowth’s 2012 capital program is expected to generate full year average production of between 74,500 and 76,500 boe per day, an increase of approximately two percent from our full year 2011 average production of 73,973 boe per day. Pengrowth’s average production estimate for 2012 excludes any production associated with the Lindbergh pilot project.

PENGROWTH 2011 Management’s Discussion & Analysis	33

2012 operating expenses are forecast to be $384 million, essentially flat to 2011, however Pengrowth expects operating costs per boe to decrease to $13.89 due to additional production volumes.

Total G&A costs are expected to decrease for 2012 to $2.68 per boe when compared to the full year 2011 costs of $2.79 per boe. Included in Pengrowth’s 2012 G&A forecast are non-cash G&A costs of approximately $0.49 per boe compared to $0.41 per boe in 2011.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the year ended December 31, 2011 have been prepared in accordance with IFRS. Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). The adoption of IFRS has not had an impact on Pengrowth’s operations, capital expenditures and overall cash flows. The most significant changes under IFRS relate to Pengrowth’s accounting policies on Property, Plant and Equipment (PP&E), Asset Retirement Obligations (ARO) and Deferred Income Taxes. Pengrowth also adopted certain presentation policies that differ from previous GAAP. The following discusses the significant differences on the balances as at and for the three months and twelve months ended December 31, 2010 under IFRS compared to the amounts published under previous GAAP.

•	Property, Plant & Equipment (PP&E)

•	Depletion

•

Under previous GAAP, Pengrowth used total proved reserves in determining depletion. Under IFRS, the carrying amount of property, plant and equipment is depleted or amortized over the useful life of the assets. Pengrowth has determined that depleting on a total proved plus probable reserves basis better approximates the useful life of the assets.

•

Depletion was calculated using a unit of production method on the full cost pool of assets under previous GAAP. Under IFRS, depletion is calculated on a unit of production method at a field or group of fields.

•

These changes resulted in a lower depletion expense under IFRS compared to previous GAAP by approximately $27 million for the three months ended December 31, 2010 and $112 million for the year ended December 31, 2010.

•	Divestitures

•

Under previous GAAP, proceeds of divestitures of assets were deducted from the full cost pool without the recognition of a gain or loss unless the divesture resulted in a change in the full cost depletion rate of 20 percent or more. Under IFRS, gains or losses on disposition of assets are measured as the difference between the proceeds and carrying value of the assets divested.

•	Pengrowth recorded a gain of approximately $7 million in the three months ended December 31, 2010 and $18 million for the year ended December 31, 2010.

•	Under IFRS, the gain on equity investment was disclosed below the determination of operating income.

•	Impairment testing

•

Under IFRS, PP&E is grouped into Cash Generating Units (“CGU”) based on their ability to generate largely independent cash flows. Impairment is recognized if the carrying value of a CGU exceeds the greater of the fair value of the CGU or its value in use.

•	As CGUs are smaller groups of assets, impairments are expected to be recognized more frequently under IFRS. As of January 1, 2010 and December 31, 2010, no impairment was determined.

•

Under previous GAAP, impairment was recognized if the aggregated carrying value of the full cost pool exceeded the undiscounted cash flows from proved reserves. The amount of the impairment was the excess of the carrying value of the assets over the fair value of the proved plus probable reserves and the cost of unproven properties.

•	ARO

•	Discount Rate

•

Under previous GAAP, Pengrowth was required to use a credit adjusted discount rate in estimating the ARO, which was eight percent at the date of transition. Under IFRS, Pengrowth’s policy is to estimate the ARO using a risk free discount rate on January 1, 2010.

34	PENGROWTH 2011 Management’s Discussion & Analysis

•

The effect of using a risk free discount rate of four percent resulted in an increase of $360 million to the ARO liability as at January 1, 2010 which was partly offset by changes to timing and cost estimates of $198 million on transition to IFRS. Accretion of ARO has decreased by approximately $1 million per quarter in 2010 as a result of using a lower discount rate.

•

As of December 31, 2010, an inflation rate of one and one half percent per annum and a discount rate of three and one half percent per annum was used to calculate the ARO liability. Under previous GAAP, a credit adjusted discount rate of eight percent per annum and inflation rate of one and one half percent per annum was used. As a result, the ARO liability under IFRS was $447 million as at December 31, 2010 as compared to $260 million as at December 31, 2010 under previous GAAP. Expected future escalated costs related to ARO were increased to $1,823 million as at December 31, 2010 as compared to $1,790 million as at December 31, 2010 under previous GAAP.

•	In addition, more frequent revisions of the ARO liability are expected due to fluctuations in the risk free rate.

•	Deferred Income Taxes

•	Each of the adjustments discussed above resulted in a change in deferred income taxes based on Pengrowth’s effective tax rate.

•

In addition, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust were required to be measured using the top marginal personal tax rate of 39 percent, resulting in a reduction to deferred income tax liability of $164 million on transition on January 1, 2010. This IFRS adjustment, plus an additional $23 million of temporary differences incurred during 2010, was reversed through deferred tax expense and shareholders’ capital upon conversion to a corporation on December 31, 2010.

•	Deferred tax expense of $35 million was recorded on IFRS adjustments to the 2010 income statement.

•	Reclassifications

•

Under previous GAAP, interest and financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), and accretion were disclosed as separate line items in the Statement of (Loss) Income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income.

•

Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of injectants for miscible floods is included with depletion, depreciation and amortization. Interest paid is disclosed as a financing item in the Statement of Cash Flow.

•	Purchases of injectants are classified as a use of cash for investing activities under IFRS.

•

The Statement of Cash Flow includes a subtotal for Funds Flow from Operations which is determined as cash flow from operations after interest and financing charges but before changes in working capital and expenditures on remediation. Management believes that in addition to cash provided by operations, Funds Flow from Operations is a useful supplemental measure as it demonstrates the company’s ability to generate cash flow necessary to fund dividends and capital investments.

Pengrowth’s IFRS accounting policies are provided in Note 2 to the December 31, 2011 annual financial statements. In addition, Note 23 to the annual financial statements presents reconciliations between Pengrowth’s 2010 previous GAAP results and the 2010 IFRS results. The reconciliations include January 1, 2010, and December 31, 2010 Balance Sheets as well as Statements of Income and Statements of Cash Flow for the year ended December 31, 2010.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9: Financial Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2015 although earlier adoption is allowed. Pengrowth has not made any decision as to early adoption. Pengrowth is currently assessing the impact of this new standard.

PENGROWTH 2011 Management’s Discussion & Analysis	35

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was published in May 2011. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, including special purpose or variable interest entities. IFRS 10 also defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. IFRS 10 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed and must be adopted in conjunction with IFRS 12 – Disclosure of Interest in Other Entities. Based on Pengrowth’s current corporate structure, no significant changes are anticipated as a result of adopting IFRS 10.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 was published in May 2011. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 divides all joint arrangements into two categories: joint operations where the jointly controlling parties have rights to the assets and obligations for the liabilities relating to the arrangements, and joint ventures where the jointly controlling parties have rights to the net assets of the arrangement. Joint operations would be accounted for using the proportionate consolidation method where Pengrowth’s proportionate interest in the revenues, expenses, assets and liabilities would be disclosed, consistent with Pengrowth’s current accounting for joint operations. Joint ventures would be accounted for using the equity method of accounting, where the investment in the joint venture would be adjusted for Pengrowth’s proportion of the net income or loss of the joint venture. IFRS 11 is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. A significant portion of Pengrowth petroleum and natural gas development and production activities are conducted with others and accordingly Pengrowth is undertaking an examination of each of these joint arrangements. The impact of adoption cannot be determined until this examination is complete.

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was published in May 2011. IFRS 12 established the requirements for disclosure of ownership interests in subsidiaries, joint arrangements, associates and other entities. IFRS 12 requires disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IFRS 13 – Fair Value Measurements (“IFRS 13”)

IFRS 13 was published in May 2011. IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair values. IFRS 13 applies to all other IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That definition of fair value emphasizes a market-based measurement, not an entity-specific measurement. IFRS 13 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IAS 28 – Investments in Associates (“IAS 28”)

IAS 28 was published in May 2011. IAS 28 prescribes the accounting for investments in associates and contains the requirements for the application of the equity method to investments in associates and joint ventures. The standard is applied prospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. Based on Pengrowth’s current corporate structure, no significant changes are anticipated as a result of adopting IAS 28.

DISCLOSURE CONTROLS AND PROCEDURES

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the CEO and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

The CEO, Derek Evans, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the year ending December 31, 2011. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.

36	PENGROWTH 2011 Management’s Discussion & Analysis

Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2011, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Energy Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS for note disclosure purposes. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of internal control over financial reporting as of December 31, 2011 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included with our audited consolidated financial statements for the year ended December 31, 2011. No changes were made to our internal control over financial reporting during the year ending December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

PENGROWTH 2011 Management’s Discussion & Analysis	37

APPENDIX C

FINANCIAL STATEMENTS OF PENGROWTH ENERGY CORPORATION, INCLUDING MANAGEMENT’S REPORT TO SHAREHOLDERS AND THE AUDITORS’ REPORTS

MANAGEMENT’S REPORT TO SHAREHOLDERS

MANAGEMENT’S RESPONSIBILITY TO SHAREHOLDERS

The financial statements and the notes to the financial statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board which have been adopted in Canada. Financial information that is presented in the Management Discussion and Analysis is consistent with the financial statements.

In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In order to ensure that management fulfills its responsibilities for financial reporting we have established an organizational structure that provides appropriate delegation of authority, division of responsibilities, and selection and training of properly qualified personnel. Management is also responsible for the development of internal controls over the financial reporting process.

The Board of Directors (the Board) is assisted in exercising its responsibilities through the Audit and Risk Committee (the Committee) of the Board, which is composed of four independent directors. The Committee meets regularly with management and the independent auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and provided an independent professional opinion. The auditors have full and unrestricted access to the Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

February 28, 2012

38	PENGROWTH 2011 Financial Results

INDEPENDENT AUDITORS’ REPORT OF REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PENGROWTH ENERGY CORPORATION

We have audited the accompanying financial statements of Pengrowth Energy Corporation (“the Corporation”), which comprise the balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the statements of income, shareholders’ equity and cash flow for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements present fairly, in all material respects, the balance sheet of the Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its financial performance and its cash flow for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28 , 2012 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
February 28, 2012

PENGROWTH 2011 Financial Results	39

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PENGROWTH ENERGY
CORPORATION

We have audited Pengrowth Energy Corporation’s (the “Corporation”) internal control over financial reporting as of
December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of the Corporation as of
December 31, 2011, December 31, 2010 and January 1, 2010, and the related statements of income, shareholders’ equity and cash flow for the years ended December 31, 2011 and December 31, 2010, and our report dated
February 28, 2012 expressed an unqualified opinion on those financial statements.

Chartered Accountants

Calgary, Canada

February 28, 2012

40

PENGROWTH 2011 Financial Results

BALANCE SHEETS

(Stated in thousands of dollars)

As at

As at

As at

Note

December 31, 2011

December 31, 2010

January 1, 2010

(Note 23)

(Note 23)

ASSETS

Current Assets

Cash and cash equivalents

$
36,722

$
2,849

$
–

Accounts receivable

183,814

189,616

182,342

Fair value of risk management contracts

18

643

13,550

14,001

221,179

206,015

196,343

Deferred income taxes

–

–

40,917

Other assets

5

84,712

54,115

53,011

Property, plant and equipment

6

4,074,434

3,738,016

3,737,184

Exploration and evaluation assets

7

563,751

511,569

67,597

Goodwill

8

700,652

716,891

660,896

TOTAL ASSETS

$
5,644,728

$
5,226,606

$
4,755,948

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

10

$
–

$
22,000

$
11,563

Accounts payable

273,344

240,952

185,337

Dividends payable

25,220

22,534

40,590

Fair value of risk management contracts

18

39,753

9,278

17,555

Current portion of long term debt

–

–

157,546

Current portion of provisions

11

20,149

20,488

21,227

358,466

315,252

433,818

Fair value of risk management contracts

18

26,487

31,416

23,269

Convertible debentures

9

–

–

74,828

Long term debt

10

1,007,686

1,024,367

907,599

Provisions

11

646,998

434,532

439,064

Deferred income taxes

12

257,838

238,694

–

2,297,475

2,044,261

1,878,578

Shareholders’ Equity

Shareholders’ capital

13

3,525,222

3,171,719

4,927,324

Equity portion of convertible debentures

–

–

160

Contributed surplus

17,697

10,626

18,617

Deficit

13

(195,666
)

–

(2,068,731
)

3,347,253

3,182,345

2,877,370

Commitments

20

Contingencies

21

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
5,644,728

$
5,226,606

$
4,755,948

See accompanying notes to the financial statements.

Approved on behalf of the Board of Directors of Pengrowth Energy Corporation

Director

Director

PENGROWTH 2011 Financial Results

STATEMENTS OF INCOME

(Stated in thousands of dollars, except per share amounts)

Year ended December 31

Note

2011

2010

(Note 23)

REVENUES

Oil and gas sales

$
1,453,735

$
1,368,713

Royalties, net of incentives

(277,945
)

(252,699
)

1,175,790

1,116,014

Unrealized (loss) gain on commodity risk management

18

(39,951
)

6,949

1,135,839

1,122,963

EXPENSES

Operating

382,024

357,178

Transportation

25,716

25,109

General and administrative

75,312

50,894

Depletion, depreciation and amortization

6

437,923

432,381

Impairment of assets

6, 8

27,360

–

948,335

865,562

OPERATING INCOME

187,504

257,401

Other (income) expense items

Gain on investments

4, 5

(23,000
)

(73,756
)

Gain on disposition of properties

(12,647
)

(18,425
)

Unrealized foreign exchange loss (gain)

19

19,098

(49,918
)

Realized foreign exchange loss

19

1,583

2,061

Interest and financing charges

75,924

70,464

Accretion

11

15,618

17,744

Other expense (income)

4,068

(11,926
)

INCOME BEFORE TAXES

106,860

321,157

Deferred income tax expense

12

22,328

171,321

NET INCOME AND COMPREHENSIVE INCOME

$
84,532

$
149,836

NET INCOME PER SHARE

16

Basic

$
0.25

$
0.50

Diluted

$
0.25

$
0.49

See accompanying notes to the financial statements.

42	PENGROWTH 2011 Financial Results

STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

		Year Ended December 31
	Note	2011	2010
			(Note 23)
CASH PROVIDED BY (USED FOR):
OPERATING
Net income and comprehensive income		$84,532	$149,836
Depletion, depreciation and accretion		453,541	450,125
Impairment of assets	6, 8	27,360	–
Deferred income tax expense		22,328	171,321
Contract liability amortization		(1,677)	(1,728)
Unrealized foreign exchange loss (gain)	19	19,098	(49,918)
Unrealized loss (gain) on commodity risk management	18	39,951	(6,949)
Share based compensation	13	11,024	4,565
Non-cash gain on investments	4, 5	(23,000)	(73,756)
Gain on disposition of properties		(12,647)	(18,425)
Other items		(547)	1,175
Funds flow from operations		619,963	626,246
Interest and financing charges		75,924	70,464
Expenditures on remediation		(21,939)	(20,926)
Changes in non-cash operating working capital	15	19,135	11,063
		693,083	686,847
FINANCING
Dividends paid		(277,512)	(250,640)
Bank (repayment) indebtedness		(22,000)	10,437
Long term debt decrease	10	(39,000)	(24,581)
Redemption of convertible debentures	9	–	(76,610)
Interest paid		(72,612)	(71,528)
Other financing cost		(1,605)	(3,110)
Proceeds from equity issues		345,774	26,980
		(66,955)	(389,052)
INVESTING
Capital expenditures		(608,463)	(333,842)
Other property acquisitions		(8,628)	(20,171)
Proceeds on property dispositions		16,935	60,721
Purchase of injectants		(4,126)	(9,324)
Other investments		–	(2,906)
Change in remediation trust funds		(6,030)	(6,952)
Change in non-cash investing working capital	15	18,057	17,528
		(592,255)	(294,946)
CHANGE IN CASH AND CASH EQUIVALENTS		33,873	2,849
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,849	–
CASH AND CASH EQUIVALENTS AT END OF YEAR		$36,722	$2,849

See accompanying notes to the financial statements.

PENGROWTH 2011 Financial Results	43

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

Year ended December 31

Note

2011

2010

SHAREHOLDERS’ CAPITAL

Balance, beginning of year

$
3,171,719

$
–

Issued to trust unitholders

–

5,270,631

Issued to exchangable shareholders

–

52,567

Share based compensation

8,086

–

Issued under Dividend Reinvestment Plan

54,698

–

Issued for cash on equity issue

300,086

–

Share issue cost, net of tax

(9,367
)

–

Elimination of deficit

1

–

(2,151,479
)

Balance, end of year

3,525,222

3,171,719

TRUST UNITHOLDERS’ CAPITAL

Balance, beginning of year

–

4,927,324

Trust unit based compensation

–

7,250

Issued under Distribution Reinvestment Plan

–

24,072

Issued for the Monterey business combination

–

307,648

Issued on redemption of Exchangeable shares

–

11,339

Issue costs, net of tax

–

(623
)

Change in effective tax rate on issue costs

23

–

(6,379
)

Trust units exchanged for common shares under the Arrangement

1

–

(5,270,631
)

Balance, end of year

–

–

EXCHANGEABLE SHARES

Balance, beginning of year

–

–

Issued for the Monterey business combination

–

54,939

Redemptions at fair value of trust units or common shares

–

8,967

Redeemed for trust units

–

(11,339
)

Exchanged for common shared under the Agreement

1

–

(52,567
)

Balance, end of year

–

–

CONTRIBUTED SURPLUS

Balance, beginning of year

10,626

18,617

Share based compensation

11,617

4,565

Exercise of share based compensation awards

(4,546
)

(3,589
)

Redemption of exchangable shares

–

(8,967
)

Balance, end of year

17,697

10,626

DEFICIT

Balance, beginning of year

–

(2,068,731
)

Net income

84,532

149,836

Dividends declared

(280,198
)

(232,584
)

Elimination of deficit

1

–

2,151,479

Balance, end of year

(195,666
)

–

TOTAL SHAREHOLDERS’ EQUITY

$
3,347,253

$
3,182,345

See accompanying notes to the financial statements.

PENGROWTH 2011 Financial Results

PENGROWTH ENERGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(Tabular amounts are stated in thousands of dollars except per share amounts and as otherwise stated)

1.
CORPORATE STRUCTURE

Pengrowth Energy Corporation (the
“Corporation” or “Pengrowth”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a unitholder and Court approved reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”)
under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the
Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the consolidated deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation were initially comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the date of conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement was accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. These financial statements may at times refer to common shares, shareholders, shareholders’ capital and dividends which, prior to the Arrangement, were referred to as trust units, trust unitholders, trust unitholders’ capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in these financial statements will also reflect the history of the Trust and its subsidiaries.

2.
SIGNIFICANT ACCOUNTING POLICIES

BASIS OF
PRESENTATION

These financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

These IFRS financial statements include comparative information for the year ended December 31, 2010 which has been prepared in accordance with IFRS.
Previously, Pengrowth prepared and published its annual and interim consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). Pengrowth has provided a reconciliation of comparative amounts to the previously released financial statements prepared under previous GAAP, see Note 23.

The financial statements were authorized
for release by the Board of Directors on February 28, 2012.

PROPERTY, PLANT AND EQUIPMENT (“PP&E”) AND EXPLORATION
AND EVALUATION ASSETS (“E&E ASSETS”)

Pengrowth capitalizes all costs of developing and acquiring oil and gas properties. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs and stock based compensation expense associated with exploration and development activities.

PENGROWTH 2011 Financial Results

Repairs and maintenance costs are expensed as incurred.

Exploration and Evaluation Assets

Costs of exploring for and evaluating oil and natural gas properties are capitalized within exploration and evaluation assets. These exploration and evaluation costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E&E Assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on
E&E Assets.

E&E Assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the commercial production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, E&E Assets attributable to those reserves are first tested for impairment and then reclassified from E&E Assets to PP&E.

Property, Plant and Equipment

PP&E is stated at cost, less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, costs attributable to bringing the asset into operation, the initial estimate of asset retirement obligation and, for qualifying assets, borrowing costs. When significant parts of an item of
PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

The cost of PP&E at
January 1, 2010, the date of transition to IFRS, was determined in accordance with the deemed cost exemption permitted by IFRS 1 – First-time Adoption of International Financial Reporting Standards for full cost oil and gas entities. Under this method, the net book value of the oil and natural gas interests, as determined under previous GAAP was allocated to specific cost items based on the pro-rata share of proved plus probable reserve values as of January 1, 2010.

Subsequent Costs

Costs incurred subsequent to the
determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of PP&E are expensed as incurred.

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth would capitalize interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital projects that require capital expenditures over a period greater than one year, in order to produce oil or gas from a specific property.

Dispositions

Gains or losses are recognized in the
Statement of Income on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and property dispositions. The gain or loss is measured as the difference between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations.

Depletion and Depreciation

The net carrying value of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the “best estimate” of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Properties with no remaining production and reserves are fully depleted in the year that production ceases.

PENGROWTH 2011 Financial Results

For other assets, depreciation is recognized in profit or loss using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

• Office Equipment

60 months

• Leasehold Improvements

120 months (lease term)

• Computers

36 months

• Deferred Hydrocarbon Injectants

24 months

Depreciation methods, useful lives and residual values are reviewed annually.

GOODWILL AND BUSINESS COMBINATIONS

Goodwill

Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment.

Acquisitions prior to January 1, 2010

As part of the
transition to IFRS, the Corporation elected to not restate business combinations that occurred prior to January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under the
Corporation’s previous GAAP.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, goodwill as determined under IFRS represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Statement of Income.

IMPAIRMENT

Non-Financial Assets

Property, Plant and Equipment

For the purpose of impairment testing, PP&E is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets – cash generating unit (the “CGU”).

CGUs are assessed at least annually or when there is an indication of impairment, such as decreased commodity prices or downward revisions in reserves volumes. If any such indication exists, the CGUs are tested for impairment. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Statement of Income.

The recoverable amount of a CGU is the higher of its value in use and the fair value less costs to sell. In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

An impairment loss in respect of goodwill cannot be reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Exploration and Evaluation Assets

E&E assets are tested
for impairment where there is an indication that a particular E&E project may be impaired. Examples of indicators of impairment include the decision to no longer pursue the E&E project, an expiry of the rights to explore in an area, or

PENGROWTH 2011 Financial Results

failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount and, in certain circumstances, could include any surplus from PP&E impairment testing of related CGUs.
The impairment of E&E assets and any eventual impairment thereof would be recognized in the Statement of Income.

Goodwill

For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at
December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the CGU or groups of
CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the CGU or CGUs. Any impairment of goodwill is recognized in depletion, depreciation and amortization expense in the Statement of Income.

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence, including failure to pay on time, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the Statement of Income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Statement of Income.

PROVISIONS

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (ARO)

Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period.
Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the
ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset, net of accumulated depreciation, are derecognized if the asset is subsequently disposed.

Pengrowth has placed cash in segregated remediation trust fund accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy
Project (“SOEP”). These funds are reflected in Other Assets on the balance sheet.

Contract Liabilities Provision

Pengrowth assumed firm pipeline commitments in conjunction with certain prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

PENGROWTH 2011 Financial Results

DEFERRED INCOME TAXES

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the Statement of Income except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes.
Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

SHARE BASED COMPENSATION PLANS

Pengrowth has share based compensation plans, which are described in Note 14. Compensation expense is based on the estimated fair value of the share based compensation award at the date of grant. Compensation expense associated with the share based compensation plans are recognized in income over the vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of share unit rights and options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital at the time of exercise.

Pengrowth does not have any outstanding share based compensation plans that call for settlement in cash or other assets.
Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the estimated fair value.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: (i) fair value through profit or loss, (ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities.

Accounts receivable are classified as loans and receivables which are measured at amortized cost.

Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in income as other income or expense.

Bank indebtedness, accounts payable, dividends payable and
long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

All derivatives
must be classified as held for trading and measured at fair value with changes in fair value over a reporting period recognized in net income. The receipts or payments arising from derivative commodity contracts are included in the realized gain
(loss) on commodity risk management. Unrealized gains and losses on derivative commodity contracts are included in the unrealized gain (loss) on commodity risk management. The receipts or payments arising from derivative power contracts are included in operating expense. The unrealized gains and losses on derivative power contracts are included in other income (expense). The difference between the interest payments on the U.K. Pound Sterling denominated debt after the foreign exchange swaps and the interest expense recorded at the average foreign exchange rate is included in interest expense. Unrealized gains (losses) on these swaps, covering the principal and interest on the U.K. Pound Sterling denominated debt, are included in unrealized foreign exchange gains (losses).

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt.

PENGROWTH 2011 Financial Results

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income on a straight line basis over the term of the facility.

FOREIGN CURRENCY

The functional and reporting
currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated to Canadian dollars at the exchange rates on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the balance sheet date. Foreign exchange gains and losses are recognized in income.

JOINTLY CONTROLLED OPERATIONS

A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted through jointly controlled operations with others and accordingly, the accounts reflect only Pengrowth’s interest in such activities.

RELATED PARTIES

Related parties are persons or entities that have control or significant influence over Pengrowth, as well as key management personnel. A senior officer of Pengrowth was a member of the Board of Directors of Monterey Exploration Ltd (“Monterey”), a company that was acquired in September 2010 (Note 4). Note 22 provides information on compensation expense related to key management personnel. Pengrowth has no significant transactions with any other related parties.

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

ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting year. Actual results could differ from those estimated.

In particular, information about
significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described below:

Estimating oil and gas reserves

Pengrowth engages a
qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH).

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Determination of CGUs

The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

PENGROWTH 2011 Financial Results

Asset Retirement Obligation

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of future expenses, estimated logistics of performing abandonment work and the discount rate used to calculate the present value of future expenses would have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing

The impairment testing of PP&E is completed for each CGU, and is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts.
Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates,
Pengrowth would be required to record an additional expense.

NET INCOME PER SHARE

Basic net income per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income per share amounts includes the dilutive effect of common share rights and options, deferred entitlement share units and other share units under the new long term incentive plans using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money share unit rights and options would be used to purchase common shares at the average trading price during the period.

CASH AND TERM DEPOSITS

Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.

COMPARATIVE FIGURES

Certain comparative figures in the prior periods have been reclassified to conform to the presentation adopted in the current year, including the presentation of oil and gas sales, operating expenses, and transportation on the Statements of Income.

3.
RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9: Financial
Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2015 although earlier adoption is allowed. Pengrowth has not made any decision as to early adoption. Pengrowth is currently assessing the impact of this new standard.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was published in May 2011. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, including special purpose or variable interest entities. IFRS 10 also defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. IFRS 10 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed and must be adopted in conjunction with IFRS 12 – Disclosure of Interest in Other Entities. Based on Pengrowth’s current corporate structure, no significant changes are anticipated as a result of adopting IFRS 10.

PENGROWTH 2011 Financial Results

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 was published in May 2011. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 divides all joint arrangements into two categories: joint operations where the jointly controlling parties have rights to the assets and obligations for the liabilities relating to the arrangements, and joint ventures where the jointly controlling parties have rights to the net assets of the arrangement. Joint operations would be accounted for using the proportionate consolidation method where Pengrowth’s proportionate interest in the revenues, expenses, assets and liabilities would be disclosed, consistent with
Pengrowth’s current accounting for joint operations. Joint ventures would be accounted for using the equity method of accounting, where the investment in the joint venture would be adjusted for Pengrowth’s proportion of the net income or loss of the joint venture. IFRS 11 is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. A significant portion of Pengrowth petroleum and natural gas development and production activities are conducted with others and accordingly Pengrowth is undertaking an examination of each of these joint arrangements. The impact of adoption cannot be determined until this examination is complete.

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was published in May 2011. IFRS 12 established the requirements for disclosure of ownership interests in subsidiaries, joint arrangements, associates and other entities. IFRS 12 requires disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IFRS 13 – Fair Value Measurements (“IFRS 13”)

IFRS 13 was published in May 2011. IFRS 13
defines fair value, sets out a framework for measuring fair value and requires disclosures about fair values. IFRS 13 applies to all other IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That definition of fair value emphasizes a market-based measurement, not an entity-specific measurement. IFRS 13 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IAS 28 – Investments in Associates

International
Accounting Standard 28 (“IAS 28”) was published in May 2011. IAS 28 prescribes the accounting for investments in associates, which are investments is entities over which the investor has significant influence but the investment is neither a subsidiary nor a joint venture, and contains the requirements for the application of the equity method to investments in associates and joint ventures. The standard is applied prospectively for annual periods beginning on or after January 1,
2013. Earlier adoption is permitted. Based on Pengrowth’s current corporate structure, no significant changes are anticipated as a result of adopting IAS 28.

4.
MONTEREY ACQUISITION

Pengrowth and Monterey completed a
business combination (the “Combination”) on September 15, 2010 whereby each Monterey securityholder elected to receive either: (i) 0.8298 of a trust unit or (ii) 0.8298 of an exchangeable share of Pengrowth Corporation with each exchangeable share being exchangeable to a trust unit. The Combination resulted in Pengrowth acquiring 100% of the voting interest in Monterey and the issuance of 28 million trust units and 5 million exchangeable shares of Pengrowth
Corporation to the former Monterey securityholders.

The trust units and exchangeable shares issued in the Combination were valued at $11.00 per trust unit/exchangeable share based on the closing trading price of the trust units on the date of the Combination. Prior to the Combination, Pengrowth held approximately nine million common shares or approximately 20 percent of the outstanding common shares of Monterey. Under accounting standards for business combinations, Pengrowth was required to fair value its previously held equity investment in Monterey and, as a result, recorded a gain of $73.8 million arising from the difference between the fair value on closing date and the book value of the investment prior to the Combination. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

PENGROWTH 2011 Financial Results

The Combination was accounted for as an acquisition of Monterey by Pengrowth as follows:

Acquired net assets :

Property, plant and equipment

$
570,367

Goodwill

55,995

Bank debt

(41,883
)

Asset retirement obligations

(12,118
)

Working capital deficit

(25,667
)

Deferred income taxes

(102,043
)

$
444,651

Consideration:

Pengrowth units

$
307,648

Exchangeable shares

54,939

Fair value of previous equity investment

82,064

$
444,651

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. Property, plant and equipment acquired in the Combination included approximately $49 million of producing assets and $521 million of unproven and development properties. The amount of the unproven and development properties was classified as an E&E asset. The deferred income tax liability was determined based on applying Pengrowth’s effective deferred income tax rate of approximately 26 percent to the difference between the book and tax basis of the assets acquired. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of four percent. Transaction costs relating to legal and advisory fees incurred in the Combination of approximately
$1.4 million were expensed in 2010 and included in other expenses (income).

Under previous GAAP, ARO was estimated differently, resulting in an increase of $4.2 million to the ARO liability upon adoption of IFRS with a corresponding increase to goodwill. See note 23 for a detailed reconciliation of the comparative period to previous GAAP.

Pengrowth recognized goodwill of approximately $56 million in the Combination (see note 8) representing, in part, the value of establishing a new core area with resource assets in the Montney play. Pengrowth’s ability to increase this value beyond what Monterey could realize is partially a result of Pengrowth’s ability to fund the development of the necessary capital infrastructure with a lower cost of capital. Goodwill is also impacted by recognizing a deferred tax liability on the acquisition at an undiscounted amount as required by accounting standards. Goodwill is not deductible for tax purposes.

The financial statements include the results of operations and cash flows from Monterey subsequent to the closing date of September 15, 2010. The impact of the Combination on revenue and net income was not material, thus no pro-forma disclosures were required to be presented.

5.
OTHER ASSETS

2011

2010

Remediation trust funds

$
49,712

$
42,115

Other investment

35,000

12,000

$
84,712

$
54,115

REMEDIATION TRUST FUNDS

Pengrowth has a contractual obligation to make contributions to a remediation trust fund that is used to cover certain ARO on the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000. Every five years, Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the
Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust

PENGROWTH 2011 Financial Results

fund may change based on future evaluations of the fund. The investment in the Judy Creek remediation trust fund is classified as fair value through profit or loss and are recorded at fair value.
Interest income is recognized when earned and included in other expenses (income). As at December 31, 2011, the carrying value of the Judy Creek remediation trust fund was $8.2 million (December 31, 2010 – $8.7 million).

Pengrowth has a contractual obligation to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities.
Pengrowth currently makes a monthly contribution to the fund of $0.52 per mmbtu of its share of natural gas production and $1.04 per bbl of its share of natural gas liquids production from SOEP. The SOEP remediation trust fund as at
December 31, 2011 was $41.5 million (December 31, 2010 – $33.4 million). Investment income is recognized when earned and is recorded as other expense (income). The investments in the fund have been designated as fair value through profit or loss and are recorded at fair value.

The following reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Remediation Trust Funds

Balance, January 1, 2010

$
34,821

Contributions

7,019

Remediation expenditures from fund

(696
)

Investment income in period

629

Unrealized gain

342

Balance, December 31, 2010

$
42,115

Contributions in period

5,136

Remediation expenditures from fund

(1,095
)

Investment income in period

1,989

Unrealized gain

1,567

Balance, December 31, 2011

$
49,712

OTHER INVESTMENT

Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $35 million. This investment was designated to be carried at fair value upon adoption of IFRS. The fair value is based in part on the most recent private placement equity offerings closed by the private company. Pengrowth owns a minority interest in and does not have significant influence over the private corporation. As the company is private, the estimated fair value is not based on observable market data and there are restrictions on selling the shares, therefore it is uncertain if Pengrowth could realize this value in an open market and is therefore subject to revision. The fair value has increased to $35 million as at December 31, 2011 (December 31, 2010 – $12 million), resulting in a gain of $23 million recognized in other income for the year ended December 31, 2011
(December 31, 2010 – NIL).

PENGROWTH 2011 Financial Results

6.
PROPERTY, PLANT AND EQUIPMENT

Cost or Deemed Cost

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
3,709,913

$
61,061

$
3,770,974

Expenditures on property, plant and equipment

283,917

3,625

287,542

Acquisitions through business combinations

49,235

–

49,235

Property acquisitions

20,171

–

20,171

Transfers from exploration and evaluation assets

131,039

–

131,039

Change in asset retirement obligations

(12,478
)

–

(12,478
)

Divestitures

(43,295
)

–

(43,295
)

Balance, December 31, 2010

$
4,138,502

$
64,686

$
4,203,188

Expenditures on property, plant and equipment

534,297

5,152

539,449

Property acquisitions

10,623

–

10,623

Transfers from exploration and evaluation assets

26,313

–

26,313

Change in asset retirement obligations

215,360

–

215,360

Divestitures

(7,340
)

–

(7,340
)

Balance, December 31, 2011

$
4,917,755

$
69,838

$
4,987,593

Accumulated depletion, amortization and impairment losses

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
–

$
33,790

$
33,790

Depletion and amortization for the period

424,660

7,721

432,381

Disposals

(999
)

–

(999
)

Balance, December 31, 2010

$
423,661

$
41,511

$
465,172

Depletion and amortization for the period

430,053

7,870

437,923

Impairment loss

11,121

–

11,121

Disposals

(1,057
)

–

(1,057
)

Balance, December 31, 2011

$
863,778

$
49,381

$
913,159

Carrying Amount

Oil and natural gas assets

Other equipment

Total

January 1, 2010

$
3,709,913

$
27,271

$
3,737,184

December 31, 2010

3,714,841

23,175

3,738,016

December 31, 2011

4,053,977

20,457

4,074,434

During the year ended December 31, 2011, approximately $15.8 million (December 31, 2010—$12.3 million) of directly attributable general and administrative costs were capitalized.

During the year ended December 31, 2011, approximately $12.6 million of gains were recorded on divestitures (December 31, 2010 – $18.4 million).

IMPAIRMENT TESTING

IFRS requires an impairment test to assess the recoverable value of the PP&E within each CGU upon initial adoption and, subsequently, annually or whenever there is an indication of impairment. The recoverable amount of each CGU was based on the higher of value in use or fair value less costs to sell.

PENGROWTH 2011 Financial Results

The estimates of fair value less costs to sell was determined based on the following information:

(a)
the net present value of each CGUs oil and gas reserves using;

i.
proved plus probable reserves estimated by Pengrowth’s independent reserves evaluator,

ii.
the year end commodity price forecast of our independent reserves evaluator, adjusted for commodity price differentials specific to Pengrowth

iii.
discounted at an estimated market rate.

(b)
the fair value of undeveloped land.

Key input estimates used in
the determination of cash flows from oil and gas reserves include the following:

a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b)
Oil and natural gas prices. Forward price estimates of the oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate cost of capital for potential acquirers of
Pengrowth or Pengrowth’s CGUs. Changes in the general economic environment could result in significant changes to this estimate.

d)
Undeveloped land. The undeveloped land value is based on Pengrowth’s undeveloped land acreage and the current market prices for undeveloped land.

Impairment tests carried out at December 31, 2011 on each CGU were based on fair value less costs to sell, using a discount rate of eight per cent, an inflation rate of two percent, and the following forward commodity price estimates:

Year

WTI Oil (U.S.$/bbl)

Foreign Exchange Rate (U.S.$/Cdn$)

  Edmonton Light Crude Oil
(Cdn$/bbl)

AE CO Gas (Cdn$/mmbtu)

2012

$
97.00

0.980

$
97.96

$
3.49

2013

100.00

0.980

101.02

4.13

2014

100.00

0.980

101.02

4.59

2015

100.00

0.980

101.02

5.05

2016

100.00

0.980

101.02

5.51

2017

100.00

0.980

101.02

5.97

2018

101.35

0.980

102.40

6.21

2019

103.38

0.980

104.47

6.33

2020

105.45

0.980

106.58

6.46

2021

107.56

0.980

108.73

6.58

Thereafter

+ 2.0 percent/yr

0.980

+ 2.0 percent/yr

+ 2.0 percent/yr

The carrying value of the producing Groundbirch CGU exceeded the fair value less costs to sell, and an impairment was recognized for approximately $27.4 million. As a result, the full amount of goodwill attributed to the producing Groundbirch CGU was eliminated, thereby reducing goodwill by $16.3 million and the PP&E was reduced by $11.1 million. The impairment of
PP&E may be reversed if the fair value of the producing Groundbirch CGU increases in future periods, but the impairment of goodwill attributed to the producing Groundbirch CGU cannot be reversed.

Pengrowth estimated the recoverable amount was greater than the net book value for each CGU at January 1, 2010, upon initial adoption of IFRS, and
December 31, 2010, thus no impairment was recognized.

PENGROWTH 2011 Financial Results

SENSITIVITY OF RECOVERABLE AMOUNT

As at December 31, 2011, a one percent increase in the assumed discount rate would result in an additional impairment of PP&E of $19.8 million, while there would be no change to the impairment of goodwill attributed to the Groundbirch CGU. A five percent decrease in the forward price estimates would result in an additional impairment of PP&E of $20.2 million, while there would be no change to the impairment of goodwill attributed to the
Groundbirch CGU. A one percent decrease in the assumed discount rate would result in no impairment of assets and the impairment of goodwill being reduced by $11.8 million to $4.4 million. A five percent increase in the forward price estimates would result in no impairment of assets and the impairment of goodwill being reduced by $9.0 million.

7.
EXPLORATION AND EVALUATION ASSETS

Cost or Deemed Cost

Balance, January 1, 2010

$
67,597

Additions

53,879

Acquisitions through business combinations

521,132

Transfers to property, plant and equipment

(131,039
)

Balance, December 31, 2010

$
511,569

Additions

78,495

Transfers to property, plant and equipment

(26,313
)

Balance, December 31, 2011

$
563,751

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved plus probable reserves and production. Additions represent Pengrowth’s share of costs incurred on E&E assets during the period. E&E assets consist of costs associated with the Lindbergh Steam Assisted Gravity Drainage (“SAGD”)
project, Horn River and the undeveloped portion of Groundbirch.

Upon achievement of commercial viability and technical feasibility assets are transferred to property, plant and equipment. The amount transferred to property plant and equipment in the year ended December 31, 2011 and 2010 represent the producing sections of the Groundbirch property. The Lindbergh SAGD project is expected to remain in E&E Assets until Pengrowth has achieved technical feasibility and demonstrated commercial viability, including receiving all of the necessary environmental and regulatory approvals. Thus, any production from the Lindbergh
SAGD pilot project will not be included in production volumes and any revenue received from production will not be recognized in income while the project remains classified as an E&E Asset.

All of the expenditures on E&E Assets are classified as investing cash flows. All expenditures on E&E assets were capitalized. Liabilities associated with the E&E assets are related to the ARO liabilities of approximately $4.8 million.

During the year ended December 31, 2011, approximately $1.6
million (December 31, 2010 – $0.6 million) of directly attributable general and administrative costs were capitalized.

8.
GOODWILL

The following table reconciles Pengrowth’s
Goodwill:

Cost or Deemed Cost

Balance, January 1, 2010

$
660,896

Acquisitions through business combinations

55,995

Balance, December 31, 2010

$
716,891

Impairment

(16,239
)

Balance, December 31, 2011

$
700,652

Goodwill is stated at cost less accumulated impairment. Goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E. At January 1, 2010 and December 31, 2010 there was no impairment of Goodwill. At December 31, 2011 the carrying value of the Groundbirch CGU exceeded the fair value less costs to sell, and an impairment was recognized for approximately $27.4 million. As a result, goodwill attributed to the Groundbirch CGU was reduced by $16.3 million to NIL and the corresponding PP&E was reduced by
$11.1 million. The impairment of goodwill attributed to Groundbirch cannot be reversed.

PENGROWTH 2011 Financial Results

The carrying value of the remaining goodwill is approximately $701 million. Approximately $130 million is attributable to the Swan Hills area CGU as it relates directly to the purchase of the Carson Creek property in 2006. The remaining goodwill is not attributed to any specific CGU thus this value is supported by the excess recoverable amount over the carrying value of certain of Pengrowth’s CGUs.

9.
CONVERTIBLE DEBENTURES

On January 14, 2010, Pengrowth
redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount was approximately $76.8 million, including accrued interest to the redemption date. The debentures bore interest at 6.5% per annum and were convertible at $25.54 per share.

10.
LONG TERM DEBT

2011

2010

U.S. dollar denominated senior unsecured notes:

50 million at 5.47 percent due April 2013

$
50,799

$
49,638

71.5 million at 4.67 percent due May 2015

72,423

70,731

400 million at 6.35 percent due July 2017

405,429

396,219

265 million at 6.98 percent due August 2018

268,452

262,354

115.5 million at 5.98 percent due May 2020

116,865

114,206

$
913,968

$
893,148

  U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due
December 2015

78,718

77,219

  Canadian dollar 15 million senior unsecured notes at 6.61 percent due August
2018

15,000

15,000

Canadian dollar revolving credit facility borrowings

–

39,000

Total long term debt

$
1,007,686

$
1,024,367

Pengrowth’s unsecured, covenant based revolving credit facility includes a committed value of $1.0 billion and a $250 million expansion feature providing $1.25 billion of credit capacity subject to the syndicate’s participation. The facility matures on November 29, 2015 and can be renewed at Pengrowth’s discretion any time prior to its maturity subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. In conjunction with renewal of this facility in late 2011, Pengrowth incurred fees of $1.6 million which will be amortized to income over the term of the facility.

This facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. As at December 31, 2011, the facility was undrawn (December 31, 2010 – $39 million) and letters of credit in the amount of approximately $24 million (December 31, 2010 – $18 million) were outstanding.

Pengrowth also maintains a $50 million
demand operating facility with one Canadian bank. As at December 31, 2011, this facility was undrawn (December 31, 2010 – $22 million) and letters of credit of approximately $1.5 million (December 31, 2010 – $5 million) were outstanding. Borrowings under this facility, as applicable, are included in bank indebtedness on the balance sheet.

As of December 31, 2011, an
unrealized cumulative foreign exchange gain of $43 million (December 31, 2010 – $63 million gain) has been recognized on the U.S. dollar term notes since the date of issuance. As of December 31, 2011, an unrealized cumulative foreign exchange gain of $35 million (December 31, 2010 – $37 million gain) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on
January 1, 2007. See Note 18 for additional information about foreign exchange risk management and the impact on the financial statements.

The
five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2012 – NIL, 2013 – $51 million, 2014 – NIL, 2015 – $152 million,
2016 – NIL.

PENGROWTH 2011 Financial Results

11.
PROVISIONS

Provisions are comprised of Asset Retirement
Obligations (ARO) and contract liabilities (see note 2 for details). The following table reconciles the changes in ARO and contract liabilities:

Asset retirement obligations

Contract Liabilities

Total

Balance, January 1, 2010

$
450,611

$
9,680

$
460,291

Assumed in business combination

12,117

–

12,117

Provisions made during the period

12,097

–

12,097

Provisions on dispositions

(3,284
)

–

(3,284
)

Provisions settled

(20,926
)

–

(20,926
)

Revisions due to inflation rate changes

(94,797
)

–

(94,797
)

Revisions due to discount rate changes

90,854

–

90,854

Other revisions

(17,348
)

–

(17,348
)

Accretion (amortization)

17,744

(1,728
)

16,016

Balance, December 31, 2010

$
447,068

$
7,952

$
455,020

Provisions made during the period

7,789

–

7,789

Provisions on dispositions

(1,151
)

–

(1,151
)

Provisions settled

(21,939
)

–

(21,939
)

Revisions due to discount rate changes

206,554

–

206,554

Other revisions

6,932

–

6,932

Accretion (amortization)

15,618

(1,676
)

13,942

Balance, December 31, 2011

$
660,871

$
6,276

$
667,147

As of December 31, 2010

Current

$
18,811

$
1,677

$
20,488

Non-current

428,257

6,275

434,532

$
447,068

$
7,952

$
455,020

As of December 31, 2011

Current

$
18,500

$
1,649

$
20,149

Non-current

642,371

4,627

646,998

$
660,871

$
6,276

$
667,147

ASSET RETIREMENT OBLIGATIONS (“ARO”)

Pengrowth has used the following assumptions to estimate the ARO liability as at December 31 for the following years:

2011

2010

Total escalated future costs ($ millions )

1,845

1,823

Discount rate, per annum

2.5%

3.5%

Inflation rate, per annum

1.5%

1.5%

These costs are expected to be made over 65 years with the majority of the costs incurred between 2036 and 2077.

In 2011, the discount rate used to calculate the ARO was reduced from three and one half percent per annum to three percent per annum in the third quarter to two and one half percent per annum in the fourth quarter to reflect changes to the underlying long term risk free rate. The change in the discount rates was made on a prospective basis with a $207 million increase made to the liability (2010 – $91 million) and a corresponding adjustment to PP&E.

PENGROWTH 2011 Financial Results

CONTRACT LIABILITIES

Pengrowth assumed firm transportation commitments in conjunction with prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

12.
INCOME TAXES

A reconciliation of tax expense calculated
based on the income before taxes at the statutory tax rate to the actual provision for income taxes is as follows:

2011

2010

Income before taxes

106,860

321,157

Combined federal and provincial tax rate

26.86%

28.40%

Expected income tax expense

28,703

91,209

Net income of the Trust (1)

–

(77,590
)

Foreign exchange loss (gain) (2)

2,781

(8,320
)

Effect of change in corporate tax rate

(10,026
)

185,274

Gains on investments

(3,089
)

(20,949
)

Change in deferred tax asset

–

(273
)

Impairment on assets

4,362

–

Other

(403
)

1,970

Deferred income tax

22,328

171,321

(1)

Relates to distributions of taxable income in Pengrowth Energy Trust for the year ended December 31, 2010 of $273.2 million x 28.40%, where the income tax liability was the responsibility of the trust unit holder.

(2)
Reflects the 50% non-taxable portion of foreign exchange gains and losses.

The deferred income tax rate applied to the temporary differences in both 2011 and 2010 was 25.4 percent, compared to the combined federal and provincial statutory rates of 26.9 percent for the 2011 taxation year and 28.4 percent for the 2010 taxation year. The general combined federal and provincial tax rate decreased due to a reduction in the federal rate from 18.0 percent in 2010 to 16.5 percent in 2011.

Under IFRS, taxable temporary differences in the stand alone financial statements of Pengrowth Energy Trust in 2010 were measured using the top marginal personal tax rate of 39 percent, as opposed to the corporate tax rate used under previous GAAP of 25 percent. As Pengrowth Energy Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation on December 31, 2010 this resulted in the recognition of a larger deferred tax asset of approximately $164 million at December 31, 2010 (January 1, 2010 – $164 million). The offset to the deferred tax asset was recorded as an adjustment to the opening retained earnings as of January 1, 2010. Upon conversion to a dividend paying corporation on December 31, 2010, this additional deferred tax asset was adjusted to the corporate tax rate of approximately 25 percent and then de-recognized through earnings on December 31, 2010.

The net deferred income tax liability is comprised of:

2011

2010

Deferred tax liabilities:

Property, plant and equipment and exploration and evaluation assets

(544,273
)

(470,796
)

Long term debt

(8,699
)

(19,820
)

(552,972
)

(490,616
)

Less deferred tax assets:

Non-capital losses

104,194

131,222

Share issue costs

5,106

5,163

Provisions

169,198

107,892

Risk management contracts

16,636

7,645

Net deferred tax liability

(257,838
)

(238,694
)

PENGROWTH 2011 Financial Results

In calculating the deferred income tax liability in 2011, Pengrowth included $420.9 million (2010 – $514.4 million) related to non-capital losses available for carry forward to reduce taxable income in future years. These losses expire between 2015 and 2031.

Deferred tax assets have not been recognized with respect to the following items:

2011

2010

Deductible temporary differences

25,510

25,510

Tax losses

16,711

16,983

42,221

42,493

A continuity of the net deferred income tax asset (liability) for 2010 and 2011 is detailed in the following tables:

Movement in temporary differences during the year

Balance Jan 1, 2010

Recognized in profit or loss

Recognized directly in equity

Acquired in business combinations

Balance Dec 31, 2010

Property, plant and equipment and exploration and evaluation assets

(271,944
)

(96,809
)

–

(102,043
)

(470,796
)

Long term debt

(12,402
)

(7,418
)

–

–

(19,820
)

Share issue costs

9,994

1,416

(6,247
)

–

5,163

Non-capital losses

136,424

(5,202
)

–

–

131,222

Provisions

171,533

(63,641
)

–

–

107,892

Risk management contracts

7,312

333

–

–

7,645

40,917

(171,321
)

(6,247
)

(102,043
)

(238,694
)

Movement in temporary differences during the year

Balance Jan 1, 2011

Recognized in profit or loss

Recognized directly in equity

Balance Dec 31, 2011

Property, plant and equipment and exploration and evaluation assets

(470,796
)

(73,477
)

–

(544,273
)

Long term debt

(19,820
)

11,121

–

(8,699
)

Share issue costs

5,163

(3,241
)

3,184

5,106

Non-capital losses

131,222

(27,028
)

–

104,194

Provisions

107,892

61,306

–

169,198

Risk management contracts

7,645

8,991

–

16,636

(238,694
)

(22,328
)

3,184

(257,838
)

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of
Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows.

No current income taxes were paid by Pengrowth in
2011 and 2010.

PENGROWTH 2011 Financial Results

13.
SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue
an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued. Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010.

2011

2010

Common Shares

Number of Common Shares

Amount

Number of Common Shares

Amount

Balance, beginning of year

326,024,040

$
3,171,719

–

$
–

Issued to trust unitholders (1)

–

–

321,910,802

5,270,631

Issued to exchangeable shareholders (1)

–

–

4,113,238

52,567

Share based compensation (cash exercised)

542,083

3,540

–

–

Share based compensation (non-cash exercised)

368,994

4,546

–

–

Issued for cash under Dividend Reinvestment Plan (DR IP)

5,037,045

54,698

–

–

Issued for cash on equity issue

28,310,000

300,086

–

–

Issue costs net of tax of $3,184

–

(9,367
)

–

–

Elimination of the deficit

–

–

–

(2,151,479
)

Balance, end of year

360,282,162

$
3,525,222

326,024,040

$
3,171,719

(1)
  As a result of the conversion to a dividend paying corporation, all outstanding trust units and exchangeable shares were converted to common shares on
December 31, 2010.

2011

2010

Trust Units Issued

Number of Trust Units

Amount

Number of Trust Units

Amount

Balance, beginning of year

–

$
–

289,834,790

$
4,927,324

Trust unit based compensation (cash exercised)

–

–

587,314

3,661

Trust unit based compensation (non-cash exercised)

–

–

257,607

3,589

Issued for cash under Distribution Reinvestment Plan (DRIP)

–

–

2,282,912

24,072

Issued for the Monterey business combination

–

–

27,967,959

307,648

Issued on redemption of Exchangeable shares

–

–

980,220

11,339

Issue costs net of tax

–

–

–

(623
)

Change in effective tax rate on issue costs (Note 23)

–

–

–

(6,379
)

Trust units exchanged for common shares under the Arrangement

–

–

(321,910,802
)

(5,270,631
)

Balance, end of year

–

$
–

–

$
–

2011

2010

Exchangeable Shares

Number of Exchangeable Shares

Amount

Number of Exchangeable Shares

Amount

Balance, beginning of year

–

$
–

–

$
–

Issued for the Monterey business combination

–

–

4,994,426

54,939

Redemptions at fair value of trust units or common shares (Note 23)

–

–

–

8,967

Redeemed for trust units

–

–

(973,980
)

(11,339
)

Exchanged for common shares under the Arrangement

–

–

(4,020,446
)

(52,567
)

Balance, end of year

–

$
–

–

$
–

PENGROWTH 2011 Financial Results

EXCHANGEABLE SHARES

Pengrowth issued exchangeable shares in the Monterey acquisition described in Note 4. These exchangeable shares were classified as a minority interest under IFRS, as opposed to being included in equity under previous GAAP. The exchange ratio increased with each cash distribution and was calculated by multiplying the distribution per trust unit by the opening exchange ratio and dividing by the ten day weighted average trading price of the trust units on the Toronto Stock Exchange prior to the distribution record date.

On December 31, 2010, all outstanding exchangeable shares were exchanged into
1.02308 common shares of the Corporation for each exchangeable share held, thus there was no minority interest as at December 31, 2010.

DIVIDEND REINVESTMENT PLAN

In conjunction with the conversion, Pengrowth revised its Dividend
Reinvestment Plan (“DRIP”). DRIP entitles the shareholder to reinvest cash dividends in additional shares of Pengrowth. Under the revised DRIP, the shares were issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

Previously, the Trust had a similar program where
unitholders were entitled to reinvest cash distributions in additional trust units of the Trust. The trust units under this plan were issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the twenty trading days preceding a distribution payment date.

On January 3, 2012, Pengrowth announced that it has introduced a
Premium Dividend™ program in addition to the DRIP, effective February 2012.

14.
SHARE BASED COMPENSATION PLANS

Pengrowth has several share
based compensation plans. The Long Term Incentive Plan (“LTIP”) as described below is used to grant awards of share based compensation on or after January 1, 2011. The long term incentive plans that were used prior to conversion to a corporate entity are being phased out with no new awards to be issued under the previous incentive plans. A rolling maximum of four and one half percent of the issued and outstanding common shares, in aggregate, may be reserved for issuance under the share based compensation plans, as approved by shareholders.

LONG TERM INCENTIVE PLAN (“LTIP”)

Effective January 1, 2011, the following plans under the LTIP were implemented:

(a)
Performance Share Units (“PSUs”)

PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs are awarded to employees, officers and special consultants. The number of shares issued will be subject to a performance factor ranging from zero to two times the aggregate of the number of shares granted plus the amount of reinvested notional dividends.

(b)
Restricted Share Units (“RSUs”)

RSUs are awarded to employees, officers and special consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs generally vest on the first, second and third anniversary date from the date of grant.

(c)
Deferred Share Units (“DSUs”)

The
DSU plan is currently only issued to members of the Board of Directors. Each DSU entitles the holder to a number of common shares plus reinvested notional dividends. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs.

PENGROWTH 2011 Financial Results

The Board of Directors retains certain discretion with respect to performance criteria and other aspects of the
LTIP.

The following provides a continuity of the LTIP:

2011

PSUs

RSUs

DSUs

Number of share units

Weighted average price

Number of share units

Weighted average price

Number of share units

Weighted average price

Outstanding, beginning of year

–

$
–

–

$
–

–

$
–

Granted

637,000

12.44

762,340

12.46

47,468

12.64

Forfeited

(94,249
)

12.57

(103,713
)

12.57

–

–

Exercised

–

–

(9,415
)

12.68

–

–

Deemed DR IP (1)

30,523

12.56

36,922

12.57

2,691

12.64

Outstanding, end of year

573,274

$
12.42

686,134

$
12.45

50,159

$
12.64

(1)
  Weighted average deemed DR IP price is based on the average of the original grant prices.

Compensation expense related to PSU, RSU, and DSU plans are based on the fair value of the share units at the date of grant.
The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant, which has been estimated at 10 to 25 percent for employees and 3 to 15 percent for officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.

Pengrowth recorded $7.2 million of compensation expense in the year ended December 31, 2011 related to the new LTIP units based on the weighted average grant date fair value of $12.46 per share unit (December
31, 2010 – NIL). As at December 31, 2011, the amount of compensation expense to be recognized over the remaining vesting period was $8.8 million or $4.86 per share unit subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.2 years.

PREVIOUS
LONG TERM INCENTIVE PLAN

(a)
Deferred Entitlement Share Units (“DESU”) Plan (formerly the DEU Plan)

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

PENGROWTH 2011 Financial Results

The following provides a continuity of the DESUs:

2011

2010

DESUs

Number of DESUs

Weighted average price

Number of DESUs

Weighted average price

Outstanding, beginning of year

2,948,588

$
10.95

2,291,469

$
12.38

Granted

–

–

1,469,536

11.21

Forfeited

(363,889
)

9.34

(548,323
)

11.12

Exercised

(249,504
)

11.14

(459,074
)

18.82

Vested, no shares issued (1)

(472,308
)

16.81

–

–

Deemed DRIP (2)

161,255

9.99

194,980

11.20

Outstanding, end of year

2,024,142

$
9.78

2,948,588

$
10.95

Comprised of:

Performance related DESUs

1,307,474

$
8.44

1,957,660

$
10.47

Non-Performance related DESUs

716,668

12.21

990,928

11.91

Outstanding, end of year

2,024,142

$
9.78

2,948,588

$
10.95

(1)
2008 DEU grant vested in 2011 with performance multiplier of zero percent.

(2)
Weighted average deemed DR IP price is based on the average of the original grant prices.

Pengrowth recorded $3.6 million of compensation expense in the year ended December 31, 2011 related to the DESUs (December 31, 2010 – $3.4 million). As at December 31, 2011, the amount of compensation expense to be recognized over the remaining vesting period was approximately $3.6 million (December 31, 2010 – $10.0 million) or $2.21 per DESU (December 31, 2010 – $4.26 per
DESU), subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.0 year (December 31, 2010 – 1.6 years).

(b)
Common Share Rights Incentive Plan (formerly the Trust Unit Rights Incentive Plan)

The Trust Unit Rights Incentive Plan that was effective under the Trust was renamed on conversion to the Common Share Rights Incentive Plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. The Common Share Rights Incentive Plan provides the holder the right to purchase common shares over a five year period. During the years ended December 31, 2011 and for 2010 there were no exercise price reductions under this plan.

2011

2010

Number outstanding

Weighted average price

Number outstanding

Weighted average price

Outstanding, beginning of year

3,583,766

$
12.70

5,455,598

$
12.23

Granted (1)

–

–

30,144

11.22

Expired

(319,174
)

19.40

(231,763
)

13.31

Forfeited

(505,235
)

14.27

(1,082,899
)

13.59

Exercised

(542,083
)

6.53

(587,314
)

6.23

Outstanding, end of year

2,217,274

$
12.96

3,583,766

$
12.70

(1)
Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

Comprised of:

Share Unit Options

932,994

$
6.98

1,646,445

$
7.02

Share Unit Rights

1,284,280

17.30

1,937,321

17.53

Outstanding, end of year

2,217,274

$
12.96

3,583,766

12.70

Exercisable, end of year

2,216,221

$
12.96

3,028,860

$
13.74

PENGROWTH 2011 Financial Results

The following table summarizes information about share unit rights and options outstanding and exercisable at
December 31, 2011:

Options Range of exercise prices

Number outstanding

Weighted average remaining contractual life (years )

Weighted average exercise price

Number exercisable

Weighted average exercise price

$6.00 to $8.99

692,708

2.2

$
6.11

692,708

$
6.11

$9.00 to $11.99

240,286

2.5

9.52

239,233

9.51

932,994

2.3

$
6.98

931,941

$
6.98

Rights Range of exercise prices

Number outstanding

Weighted average remaining contractual life (years )

Weighted average exercise price

Number exercisable

Weighted average exercise price

$13.00 to $17.99

1,269,406

0.8

$
17.27

1,269,406

$
17.27

$18.00 to $25.99

14,874

1.4

19.37

14,874

19.37

1,284,280

0.8

$
17.30

1,284,280

$
17.30

Pengrowth recorded $0.2 million of compensation expense related to the common share rights incentive plan during the year ended
December 31, 2011 (December 31, 2010 – $1.2 million). As at December 31, 2011, there was no remaining compensation expense to be recognized over the remaining vesting period (December 31, 2010 – $0.2 million or $0.04 per share unit right). Common share options were exercised regularly over the year, the weighted average share price over the year ended December 31, 2011 was $11.76 (2010 – $11.43).

The total share based compensation expense for the year ended December 31, 2011 was $11.0 million which is comprised of $7.2 million, $3.6 million and $0.2 million related to the new LTIP, DESUs and rights, respectively (2010 – $4.6 million comprised of Nil, $3.4 million, and $1.2 million, respectively).

EMPLOYEE SAVINGS PLANS

Pengrowth has savings plans whereby it will match contributions by qualifying employees of one to 12 percent of their annual base salary, less any of
Pengrowth’s contributions to the Group Registered Retirement Savings Plan (“Group RRSP”), to purchase shares in the open market. Participants in the Group RRSP can make contributions from one to 12 percent and Pengrowth will match contributions to a maximum of six percent of their annual basic salary. Pengrowth’s share of contributions to the Share Purchase Plan and Group RRSP in 2011 were $4.5 million and $1.4 million, respectively (2010 – $4.2 million and $1.2 million, respectively).

15.
OTHER CASH FLOW DISCLOSURES

RECLASSIFICATIONS

Pengrowth made certain
presentation changes under IFRS that differ from previous GAAP. Under IFRS, the amount of cash interest paid is presented as a use of cash in financing activities and hydrocarbon injectant purchases are presented as a use of cash in investing activities. These items were presented as a use of cash in operating activities under previous GAAP (see Note 23).

PENGROWTH 2011 Financial Results

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

Cash provided by:

2011

2010

Accounts receivable

$
8,431

$
3,590

Accounts payable

10,704

7,473

$
19,135

$
11,063

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

Cash provided by (used for):

2011

2010

Accounts receivable

$
(3,183
)

$
495

Accounts payable, including capital accruals

21,240

17,033

$
18,057

$
17,528

DIVIDENDS PAID

Pengrowth paid $0.07 per share in each of the months January through December 2011, for an aggregate cash dividend of $0.84 per share (December 31, 2010 –
$0.07 per share per month, aggregate dividend $0.84 per share).

16.
AMOUNTS PER SHARE

The following reconciles the weighted
average number of shares used in the basic and diluted net income per share calculations:

2011

2010

Weighted average number of shares – basic

332,181,500

299,763,310

Dilutive effect of share based compensation plans

2,655,804

3,628,069

Weighted average number of shares – diluted

334,837,304

303,391,379

For the year December 31, 2011, 1.3 million shares (December 31, 2010 – 2.0 million shares) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income per share calculation as their effect is anti-dilutive.

17.
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

PENGROWTH 2011 Financial Results

Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing EBITDA and total debt to total capitalization are within reasonable limits.

The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

2011

2010

Term credit facilities

$
–

$
39,000

Senior unsecured notes

1,007,686

985,367

Working capital deficiency

137,287

109,237

$
1,144,973

$
1,133,604

18.
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

As at December 31, 2011, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Reference Point

Volume (bbl/d)

Term

Price per bbl

Financial:

WTI (1)

17,000

Jan 1, 2012 - Dec 31, 2012

$
93.23

Cdn

WTI (1)

3,500

Jan 1, 2013 - Dec 31, 2013

$
95.29

Cdn

(1)
Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

PENGROWTH 2011 Financial Results

Natural Gas:

Reference Point

Volume (MMbtu/d)

Term

Price per MMbtu

Financial:

AECO

14,217

Jan 1, 2012 - Dec 31, 2012

$
4.45

Cdn

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $7.5 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at December 31, 2011 (December 31, 2010 – $6.2 million). Similarly, each Cdn $0.25 per MMbtu change in future natural gas prices would result in approximately Cdn $1.3 million pre-tax change in the unrealized gain
(loss) on commodity risk management contracts (December 31, 2010 – $4.6 million).

As of close December 31, 2011, the AECO spot price gas
price was approximately $2.61 per MMbtu (December 31, 2010 – $4.05 per MMbtu), the WTI prompt month price was U.S. $98.83 per barrel (December 31, 2010 – U.S. $91.38 per barrel).

Power Price Risk

As at December 31, 2011, Pengrowth had fixed the price applicable to future power costs as follows:

Power:

Reference Point

Volume (MW)

Term

Price per MW

Financial:

AESO

15

Jan 1, 2012 - Dec 31, 2012

$
72.83

Cdn

AESO

5

Jan 1, 2013 - Dec 31, 2013

$
74.50

Cdn

As of close December 31, 2011, the Alberta average power pool spot price was approximately $45.44/MW (December 31, 2010 –
$26.99/MW). The average Alberta power pool price was $76.21/MW for the year ended December 31, 2011 (December 31, 2010 – $50.88/MW).

Power
Price Sensitivity

Each Cdn $1 per MW change in future power prices would result in approximately Cdn $0.2 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at December 31, 2011 (December 31,2010 – $0.2 million).

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

PENGROWTH 2011 Financial Results

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

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at December 31, 2011

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

593

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at December 31, 2010

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

578

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates.

Interest Rate Sensitivity

As at December 31, 2011,
Pengrowth has approximately $1.0 billion of long term debt (December 31, 2010 – $1.0 billion) with no amounts outstanding which are based on floating interest rates (December 31, 2010 – $39 million). A one percent increase in interest rates would have no impact on 2011 pre-tax interest expense (2010 $0.4 million increase).

Summary of Risk Management Contracts

Pengrowth’s risk management contracts are recorded on the balance sheet at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract bases. Realized and unrealized gains and losses are included in the Statement of Income.

The following tables
provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Statement of Income:

As at and for the year ended December 31, 2011

Commodity risk management contracts (1)

Power risk management contracts (2)

Foreign exchange risk management contracts (3)

Total

Current portion of risk management assets

$
–

$
643

$
–

$
643

Current portion of risk management liabilities

(38,574
)

–

(1,179
)

(39,753
)

Non-current portion of risk management liabilities

(3,462
)

(107
)

(22,918
)

(26,487
)

Risk management assets (liabilities), end of year

(42,036
)

536

(24,097
)

(65,597
)

Less: Risk management (liabilities) assets at beginning of year

(2,085
)

870

(25,929
)

(27,144
)

Unrealized (loss) gain on risk management contracts for the year

(39,951
)

(334
)

1,832

(38,453
)

Realized gain (loss) on risk management contracts for the year

16,843

6,543

(593
)

22,793

Total unrealized and realized (loss) gain on risk management contracts for the year

$
(23,108
)

$
6,209

$
1,239

$
(15,660
)

PENGROWTH 2011 Financial Results

As at and for the year ended December 31, 2010

Commodity risk management contracts (1)

Power risk management contracts (2)

Foreign exchange risk management contracts (3)

Total

Current portion of risk management assets (liabilities)

$
12,680

$
870

$
–

$
13,550

Current portion of risk management liabilities

(8,029
)

–

(1,249
)

(9,278
)

Non-current portion of risk management liabilities

(6,736
)

–

(24,680
)

(31,416
)

Risk management assets (liabilities), end of year

(2,085
)

870

(25,929
)

(27,144
)

Less: Risk management (liabilities) assets at beginning of year

(9,034
)

–

(17,789
)

(26,823
)

Unrealized gain (loss) on risk management contracts for the year

6,949

870

(8,140
)

(321
)

Realized gain (loss) on risk management contracts for the year

75,065

565

(586
)

75,044

Total unrealized and realized gain (loss) on risk management contracts for the year

$
82,014

$
1,435

$
(8,726
)

$
74,723

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

FAIR VALUE

The fair
value of accounts receivable, accounts payable, bank indebtedness, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and investment in a private company are equal to their carrying amount as these assets are classified as fair value through profit or loss and carried at fair value.

The following tables provide fair value
measurement information for financial assets and liabilities as of December 31, 2011 and 2010.

Fair Value Measurements Using:

As at December 31, 2011

Carrying Amount

Fair Value

Quoted Prices in Active Markets (Level 1)

Significant Other Observable Inputs (Level 2)

Significant Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
49,712

$
49,712

$
49,712

$
–

$
–

Fair value of risk management contracts

643

643

–

643

–

Investment in Private Corporation

35,000

35,000

–

–

35,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

913,968

1,075,196

–

1,075,196

–

Cdn dollar senior unsecured notes

15,000

16,836

–

16,836

–

U.K. Pound Sterling denominated unsecured notes

78,718

89,786

–

89,786

–

Fair value of risk management contracts

66,240

66,240

–

66,240

–

PENGROWTH 2011 Financial Results

Fair Value Measurements Using:

As at December 31, 2010

Carrying Amount

Fair Value

Quoted Prices in Active Markets (Level 1)

Significant Other Observable Inputs (Level 2)

Significant Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
42,114

$
42,115

$
42,115

$
–

$
–

Fair value of risk management contracts

13,550

13,550

–

13,550

–

Investment in Private Corporation

12,000

12,000

–

–

12,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

893,148

988,949

–

988,949

–

Cdn dollar senior unsecured notes

15,000

15,735

–

15,735

–

U.K. Pound Sterling denominated unsecured notes

77,219

84,599

–

84,599

–

Fair value of risk management contracts

40,694

40,694

–

40,694

–

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

Level 3 Fair Value Measurements

Investment in Private Corporation – the fair value of the investment in Private Corporation is determined by considering several factors, particularly the issue price of the shares in the most recent private placement. The fair value of the investment has increased to $35 million as at December 31, 2011 (December 31, 2010—$12 million), resulting in an unrealized gain of $23 million in 2011 (December 31, 2010 – NIL).

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

PENGROWTH 2011 Financial Results

Pengrowth considers amounts over 90 days as past due. As at December 31, 2011, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2011 and 2010 and has no significant bad debt provision at December 31, 2011. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

The components of accounts receivable are as follows:

2011

2010

Trade

$
163,977

$
170,702

Prepaid and other

19,837

18,914

$
183,814

$
189,616

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

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at December 31, 2011

Carrying Amount

Contractual Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar senior unsecured notes(1)

$
15,000

$
21,585

$
992

$
992

$
2,977

$
16,624

U.S. dollar denominated senior unsecured notes (1)

913,968

1,259,950

57,844

106,774

232,500

862,832

U.K. Pound Sterling denominated unsecured notes (1)

78,718

95,893

4,313

4,313

87,267

-

Remediation trust fund payments

–

12,500

250

250

750

11,250

Commodity risk management contracts

–

–

–

–

–

–

Power risk management contracts

–

–

–

–

–

–

Commodity risk management contracts

3,462

3,511

–

3,511

–

–

Power risk management contracts

107

110

–

110

–

–

Foreign exchange risk management contracts

22,918

135

30

30

75

–

(1)
  Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

As at December 31, 2010

Carrying Amount

Contractual Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar revolving credit facility (1)

$
39,000

$
42,644

$
1,289

$
1,289

$
40,066

$
–

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

PENGROWTH 2011 Financial Results

19.
FOREIGN EXCHANGE (GAIN) LOSS

2011

2010

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt

$
19,553

$
(50,692
)

Unrealized foreign exchange loss (gain) on U.K. pound sterling denominated debt

1,377

(7,366
)

$
20,930

$
(58,058
)

Unrealized (gain) loss on foreign exchange risk management contracts

(1,832
)

8,140

Unrealized foreign exchange loss (gain)

$
19,098

$
(49,918
)

Realized foreign exchange loss

$
1,583

$
2,061

20.
COMMITMENTS

2012

2013

2014

2015

2016

Thereafter

Total

Long term debt (1)

$
–

$
50,850

$
–

$
151,711

$
–

$
808,769

$
1,011,330

Interest payments on long term debt (2)

63,149

61,229

60,371

58,002

52,660

70,687

366,098

Operating leases (3)

15,732

15,445

14,994

14,211

14,003

15,911

90,296

$
78,881

$
127,524

$
75,365

$
223,924

$
66,663

$
895,367

$
1,467,724

Purchase obligations

Pipeline transportation

28,527

22,473

19,395

17,535

2,113

506

90,549

  CO2 purchases
(4)

2,874

2,891

2,907

2,924

836

–

12,432

$
31,401

$
25,364

$
22,302

$
20,459

$
2,949

$
506

$
102,981

Remediation trust fund payments

250

250

250

250

250

11,250

12,500

$
110,532

$
153,138

$
97,917

$
244,633

$
69,862

$
907,123

$
1,583,205

(1)
  The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt translated using the year end exchange rate.

(2)
  Interest payments are calculated at period end exchange rates and interest rates except for foreign denominated fixed rate debt which is calculated at the actual interest rate.

(3)
Includes office rent and vehicle leases.

(4)
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

22.
SUPPLEMENTARY DISCLOSURES

INCOME STATEMENT
PRESENTATION

Pengrowth’s statement of income is prepared primarily by the nature of expense, with the exception of employee compensation costs which are included in both operating and general and administrative expense line items.

The following table details the amount of total employee
compensation costs included in the operating and general and administrative expense line items in the statement of income.

2011

2010

Operating

$
54,382

$
54,142

General and administrative

38,908

27,852

Total employee compensation costs

$
93,290

$
81,994

74	PENGROWTH 2011 Financial Results

KEY MANAGEMENT PERSONNEL

Pengrowth has determined that the key management personnel of the Corporation consists of its officers and directors. In addition to the officers salaries and directors fees, the Company also provides other compensation to both groups including the LTIP.

The following table provides information on compensation expense related to officers and directors. Thirteen officers and seven non-executive directors comprised the key management personnel at Pengrowth during the course of the year ended December 31, 2011 (2010 – seventeen officers and nine non-executive directors).

Year ended December 31, 2011	Wages & Benefits	Bonus and other compensation	Share based Compensation Expense	Severance	Total
Directors	$615	$–	$600	$–	$1,215
Officers	4,170	1,378	2,615	1,102	9,265
	$4,785	$1,378	$3,215	$1,102	$10,480

Year ended December 31, 2010	Wages & Benefits	Bonus and other compensation	Share based Compensation Expense	Severance	Total
Directors	$724	$–	$867	$–	$1,591
Officers	3,907	1,045	1,486	1,840	8,278
	$4,631	$1,045	$2,353	$1,840	$9,869

PENGROWTH 2011 Financial Results	75

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AT THE DATE OF IFRS TRANSITION – JANUARY 1, 2010

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Accounts receivable

$
182,342

$
–

$
–

$
182,342

Fair value of risk management contracts

14,001

14,001

Future income taxes

(e)

969

(969
)

–

197,312

(969
)

–

196,343

Other assets

(d)

46,027

6,984

53,011

Deferred income taxes

(e)

–

(180,671
)

221,588

40,917

Property, plant and equipment

(a)

3,789,369

(67,597
)

15,412

3,737,184

Exploration and evaluation assets

(a)

–

67,597

67,597

Goodwill

(c)

660,896

660,896

TOTAL ASSETS

$
4,693,604

$
(181,640
)

$
243,984

$
4,755,948

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
11,563

$
–

$
–

$
11,563

Accounts payable

185,337

185,337

Distributions payable to unitholders

40,590

40,590

Fair value of risk management contracts

17,555

17,555

Contract liabilities

(b)

1,728

(1,728
)

–

Current portion of long-term debt

157,546

157,546

Current portion of provisions

(b)

–

21,227

21,227

414,319

19,499

–

433,818

Fair value of risk management contracts

23,269

23,269

Contract liabilities

(b)

7,952

(7,952
)

–

Convertible debentures

74,828

74,828

Long term debt

907,599

907,599

Provisions

(b)

–

277,249

161,815

439,064

Asset retirement obligations

(b)

288,796

(288,796
)

–

Future income taxes

(e)

181,640

(181,640
)

–

1,898,403

(181,640
)

161,815

1,878,578

Trust Unitholders’ Equity

Trust unitholders’ capital

(f)

4,920,945

6,379

4,927,324

Equity portion of convertible debentures

160

160

Contributed surplus

18,617

18,617

Deficit

(f)

(2,144,521
)

75,790

(2,068,731
)

2,795,201

–

82,169

2,877,370

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY

$ 4,693,604

$
(181,640)

$
243,984

$
4,755,948

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AS AT DECEMBER 31, 2010

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Cash and cash equivalents

$
2,849

$
–

$
–

$
2,849

Accounts receivable

189,616

189,616

Fair value of risk management contracts

13,550

13,550

206,015

–

–

206,015

Other assets

(d)

47,114

7,001

54,115

Property, plant and equipment

(a)

4,076,976

(511,569
)

172,609

3,738,016

Exploration and evaluation assets

(a)

511,569

511,569

Goodwill

(c)

712,661

4,230

716,891

TOTAL ASSETS

$
5,042,766

$
–

$
183,840

$
5,226,606

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
22,000

$
–

$
–

$
22,000

Accounts payable

240,952

240,952

Dividends payable

22,534

22,534

Fair value of risk management contracts

9,278

9,278

Future income taxes

1,203

(1,203
)

–

Contract liabilities

(b)

1,677

(1,677
)

–

Current portion of provisions

(b)

–

20,488

20,488

297,644

17,608

–

315,252

Fair value of risk management contracts

31,416

31,416

Contract liabilities

(b)

6,275

(6,275
)

–

Long term debt

1,024,367

1,024,367

Asset retirement obligations

259,538

(259,538
)

–

Provisions

(b)

247,002

187,530

434,532

Deferred income taxes

(e)

237,753

941

238,694

Future income taxes

(e)

236,550

(236,550
)

–

$
1,855,790

$
–

$
188,471

$
2,044,261

SHAREHOLDERS’ EQUITY

Shareholders’ capital

(f)

3,167,383

(4,631
)

8,967

3,171,719

Contributed surplus

19,593

(8,967
)

10,626

Deficit

(f)

–

4,631

(4,631
)

–

3,186,976

–

(4,631
)

3,182,345

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
5,042,766

$
–

$
183,840

$
5,226,606

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF INCOME FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER 31,
2010

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
1,353,283

$
15,430

$
–

$
1,368,713

Royalties, net of incentives

(252,699
)

(252,699
)

1,100,584

15,430

–

1,116,014

Unrealized (loss) gain on commodity risk management

6,949

6,949

Processing and other income

20,598

(20,598
)

–

1,128,131

(5,168
)

–

1,122,963

EXPENSES

Operating

371,716

(14,538
)

357,178

Transportation

15,739

9,370

25,109

Amortization of injectants for miscible floods

(g)

15,056

(15,056
)

–

Interest and financing charges

(g)

70,464

(70,464
)

–

General and administrative

(g)

50,894

50,894

Realized foreign exchange loss (gain)

(g)

2,061

(2,061
)

–

Unrealized foreign exchange loss (gain)

(g)

(49,918
)

49,918

–

Depletion, depreciation and amortization

(a) (g)

529,396

15,056

(112,071
)

432,381

Accretion

(g)

22,960

(22,960
)

–

Gain on equity investment

(g)

(73,756
)

73,756

–

Other expenses (income)

(g)

(11,909
)

11,909

–

942,703

34,930

(112,071
)

865,562

OPERATING INCOME (LOSS)

185,428

(40,098
)

112,071

257,401

Other (income) expense items

Gain on equity investment

(g)

(73,756
)

(73,756
)

Gain on disposition of properties

(a)

(18,425
)

(18,425
)

Unrealized foreign exchange (gain)

(g)

(49,918
)

(49,918
)

Realized foreign exchange loss

(g)

2,061

2,061

Interest and financing charges

(g)

70,464

70,464

Accretion

(g)

22,960

(5,216
)

17,744

Other (income) expense

(g)

(11,909
)

(17
)

(11,926
)

–

(40,098
)

(23,658
)

(63,756
)

INCOME BEFORE TAXES

185,428

–

135,729

321,157

Future income tax (reduction) expense

(44,829
)

216,150

171,321

NET INCOME AND COMPREHENSIVE INCOME

$
230,257

$
–

$
(80,421
)

$
149,836

Deficit, beginning of year

(2,144,521
)

75,790

(2,068,731
)

Distributions declared

(232,584
)

(232,584
)

Elimination of deficit

2,146,848

4,631

2,151,479

DEFICIT, END OF YEAR

$
–

$
–

$
–

$
–

Net income per share

Basic

$
0.76

$
0.50

Diluted

$
0.76

$
0.49

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER
31, 2010

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
230,257

$
–

$
(80,421
)

$
149,836

Depletion, depreciation and accretion

(a
) (g)

552,356

15,056

(117,287
)

450,125

Amortization of injectants

(g
)

15,056

(15,056
)

–

Purchase of injectants

(9,324
)

9,324

–

Deferred income tax reduction

(e
)

(44,829
)

216,150

171,321

Contract liability amortization

(1,728
)

(1,728
)

Unrealized foreign exchange (gain) loss

(g
)

(49,918
)

(49,918
)

Unrealized (gain) loss on commodity risk management

(g
)

(6,949
)

(6,949
)

Share based compensation

4,565

4,565

Gain on sale of assets

(a
)

(18,425
)

(18,425
)

Non-cash gain on equity investment

(73,756
)

(73,756
)

Other items

1,192

(17
)

1,175

Funds flow from operations

616,922

9,324

–

626,246

Interest and financing charges

70,464

70,464

Expenditures on remediation

(20,926
)

(20,926
)

Changes in non-cash operating working capital

9,999

1,064

11,063

605,995

80,852

–

686,847

FINANCING

Distributions paid

(250,640
)

(250,640
)

Bank indebtedness

10,437

10,437

Redemption of convertible debentures

(76,610
)

(76,610
)

Long term debt increase (decrease)

(24,581
)

(24,581
)

Interest paid

(g
)

(71,528
)

(71,528
)

Proceeds from equity issues

26,980

26,980

Other financing costs

(3,110
)

(3,110
)

(317,524
)

(71,528
)

–

(389,052
)

INVESTING

Capital expenditures

(333,842
)

(333,842
)

Other property acquisitions

(20,171
)

(20,171
)

Proceeds on property dispositions

60,721

60,721

Purchase of injectants

(9,324
)

(9,324
)

Other investments

(2,906
)

(2,906
)

Change in remediation trust funds

(6,952
)

(6,952
)

Change in non-cash investing working capital

17,528

17,528

(285,622
)

(9,324
)

–

(294,946
)

CHANGE IN CASH AND CASH EQUIVALENTS

2,849

–

–

2,849

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR

–

–

–

–

CASH AND CASH EQUIVALENTS AT END OF YEAR

$
2,849

$
–

$
–

$
2,849

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

Notes to reconciliations

(a) Property, Plant and Equipment and Exploration and Evaluation
Assets

IFRS 1 election for full cost oil and gas entities

Pengrowth elected to utilize an IFRS 1 exemption whereby the full cost pool using previous GAAP was measured upon transition to IFRS as follows:

(i) E&E assets were reclassified from the full cost pool to E&E assets at the amount that was recorded under previous GAAP; and

(ii) The remaining full cost pool was allocated to the producing/development assets and components pro rata using total proved plus probable reserve values at January 1, 2010.

This resulted in a $68 million at January 1, 2010 (December 31, 2010—$512 million) increase in E&E assets with a corresponding decrease in PP&E, with no impact on deferred taxes. The increase in E&E assets during 2010 is due to capitalization of ongoing exploration and evaluation expenditures and the acquisition of significant E&E assets in the Monterey acquisition in the third quarter of 2010.

Depletion

Under IFRS, depletion is calculated on a unit of production basis using total proved plus probable reserves as compared to total proved reserves under previous GAAP. As a result of this change, the depletion expense decreased by approximately $112 million for the year ended December 31, 2010.

Gains on disposition

Pengrowth recorded a gain on disposition of approximately $18 million for the year ended December 31, 2010. Of this, disposition of non-core properties accounted for approximately $15 million for the year ended December 31, 2010. The remaining gain on disposition of approximately $3 million for the year ended December 31, 2010 relate to asset swaps.

Gain on Equity Investment

Under the IFRS accounting standards for
business combinations adopted on January 1, 2010, Pengrowth was required to fair value its previously held equity investment in Monterey and, as a result, recorded a gain of $73.8 million arising from the difference between the fair value and the book value of the investment prior to the Combination. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

Other

The IFRS opening balance sheet at January 1, 2010 was adjusted to correct for an immaterial amount related to previously expensed general and administrative costs and operating costs that should have been capitalized. This resulted in an increase of $15.4 million to PP&E over the amount recorded under previous GAAP as at January 1, 2010.

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
following summarized the change to PP&E and the related effect on the deficit, net of tax, as a result of adopting IFRS:

As at January 1, 2010

As at December 31, 2010

Increase to property, plant and equipment due to:

Costs previously expensed

$
15,412

$
15,412

Gain on dispositions

–

18,425

Depletion

–

112,071

Changes in asset retirement obligations

–

26,701

15,412

172,609

Amounts not affecting deficit

Changes in asset retirement obligations

–

(26,701
)

15,412

145,908

Tax Effect

(4,403
)

(38,313
)

Decrease to deficit

$
11,009

$
107,595

Reclassification of E&E assets from PP&E under previous GAAP can be summarized as follows:

As at January 1, 2010

As at December 31, 2010

Decrease to Property Plant and Equipment

$
(67,597
)

$
(511,569
)

Tax Effect

–

–

Increase to exploration and evaluation assets

$
67,597

$
511,569

Net income increased approximately $97 million for the year ended December 31, 2010 as a result of these changes, as follows:

Year ended December 31, 2010

Increase to net income due to:

Gain on dispositions

$
18,425

Depletion

112,071

$
130,496

Tax Effect

(33,910
)

Increase to net income

$
96,586

(b) Provisions

Under IFRS,
contract liabilities and ARO are classified as provisions.

Accounting for contract liabilities remains unchanged under IFRS.

ARO is calculated using a risk free discount rate of four percent and an inflation rate of two percent under IFRS, at January 1, 2010 (December 31, 2010
– three and one-half percent discount rate and one and one-half percent inflation rate) as compared to a credit adjusted risk free rate of eight percent and a two percent inflation rate under previous GAAP. The effect of using a risk free discount rate of four percent resulted in an increase of $360 million to the ARO liability which was partially offset by changes to timing and cost estimates of $198 million on transition to IFRS. Due to the use of the aforementioned IFRS 1 election for full cost oil and gas entities, the offset to the increase to the ARO is required to be recognized directly in the opening deficit at the date of transition.

In the third quarter of 2010, the inflation rate used to calculate the ARO was reduced from two percent per annum to one and one half percent per annum based on historical price inflation. The inflation rate is based on current expectations and experience. The change in estimate was made on a prospective basis and, in conjunction with the June 30, 2010 adjustment to the discount rate from four percent to three and one half percent, resulted in a net adjustment to the ARO liability of $21 million as at December 31, 2010. Pengrowth has estimated the net present value of its total ARO to be $447 million as at December 31, 2010 (January 1, 2010 – $451 million), based on a total escalated future liability of $1.8 billion (January 1, 2010 – $2.2 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2041 and 2076.

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

Use
of the risk free discount rate of three and one-half percent and inflation rate of two percent resulted in an increase to the ARO assumed upon the acquisition of Monterey of $4 million, which is offset by an increase to goodwill.

The accretion of ARO decreased approximately $5 million for the year ended December 31, 2010 compared to previous GAAP, due to the use of the different discount rates.

The effect on the Balance Sheet as a result of changes to Provisions upon the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at December 31, 2010

Increase to ARO due to:

Initial change in discount rate

$
359,884

$
359,884

Initial change in timing and cost assumptions

(198,069
)

(198,069
)

ARO additions

–

6,025

ARO accretion

–

(5,216
)

ARO revisions

–

20,676

ARO assumed in business combinations

–

4,230

$
161,815

$
187,530

Amounts not affecting deficit

ARO additions

$
–

$
(6,025
)

ARO revisions

–

(20,676
)

ARO assumed in business combinations

–

(4,230
)

161,815

156,599

Tax Effect

(63,108
)

(38,259
)

Increase to deficit

$
98,707

$
118,340

The effect on the Statement of Income as a result of changes to Provisions upon the implementation of IFRS can be quantified as follows:

Year ended December 31, 2010

Increase to net income due to accretion

$
5,216

Tax Effect

(1,399
)

Increase to net income due to accretion

$
3,817

(c) Goodwill

Under IFRS,
the asset retirement obligation assumed upon acquisition of Monterey Exploration in the third quarter of 2010 is valued using the above noted IFRS discount and inflation rate. All other assets and liabilities assumed, as well as consideration paid, in this business combination is unchanged under IFRS as compared to previous GAAP. As a result, the increase in the asset retirement obligation assumed results in a corresponding increase in goodwill of $4 million at December 31, 2010.

(d) Other assets

Pengrowth re-designated the
Judy Creek Remediation Trust Fund and the Private Company Investment as fair-value-through-profit-or-loss upon transition to IFRS and recorded these assets at fair value. Changes in the fair value are recognized in income. The effect of the transition to IFRS was a $7 million increase to other assets at January 1, 2010 (December 31, 2010 – $7 million) with a corresponding increase to opening retained earnings upon transition to IFRS.

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
effect on Other Assets of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at December 31, 2010

Increase in other assets due to:

Increase in private company investment

$
7,000

$
7,000

Increase (decrease) in remediation funds

(16
)

1

$
6,984

$
7,001

Tax Effect

(891
)

(887
)

Decrease to deficit

$
6,093

$
6,114

(e) Deferred income taxes

Under IFRS, deferred income taxes are reported as a non-current liability resulting in a reclassification of the $1 million deferred tax asset to be netted against long term deferred tax liabilities at January 1, 2010 and a reclassification of $1 million of current deferred tax liability to long term deferred tax liability as of December 31, 2010.

Under IFRS, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust must be measured using the top marginal personal tax rate of 39%, as opposed to the effective corporate tax rate used under previous GAAP of 25% at January 1, 2010 and December 31, 2010. As Pengrowth Energy Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation, this resulted in the recognition of a deferred tax asset of approximately $164 million at January 1, 2010 (December 31, 2010 – $164 million). Approximately $158 million of the deferred tax asset recognized on transition was recorded as a decrease to the opening deficit as of January 1, 2010. Approximately $6 million of the deferred tax asset resulted in an increase to trust unit holders’ capital at January 1, 2010 related to equity issue costs (December
31, 2010 – $6 million). Upon conversion to a dividend paying corporation on December 31, 2010, the deferred tax asset was adjusted to the corporate tax rate of approximately 25% and eliminated through earnings, resulting in a deferred tax expense at December 31, 2010 of $158 million and a decrease to shareholders’ capital of $6 million.

The effect on the Balance Sheet of
changes in deferred income taxes can be quantified as follows:

As at January 1, 2010

As at December 31, 2010

Increase in tax liability due to increase in property, plant and equipment

$
(4,403
)

$
(38,313
)

Decrease in tax liability due to increase in provisions

63,108

38,259

Increase in tax liability due to increase in other assets

(891
)

(887
)

Decrease in tax liability due to changes to carrying value of net assets

$
57,814

$
(941
)

Decrease in tax liability due to changes in effective tax rate

163,774

–

Decrease (increase) in deferred tax liability

$
221,588

$
(941
)

As at January 1, 2010

As at December 31, 2010

Previous GAAP tax liability

$
(180,671
)

$
(237,753
)

Decrease (increase) in deferred tax liability

221,588

(941
)

IFRS deferred tax asset (liability)

$
40,917

$
(238,694
)

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
effect on the Statement of Income of changes in deferred income tax expense (reduction) can be quantified as follows:

Year ended December 31, 2010

Increase to deferred income tax expense due to:

Increase in tax expense due to increase in property, plant and equipment

33,910

Increase in tax expense due to decrease in ARO accretion expense

1,399

Increase in tax expense due to increase in other assets

4

Increase in tax expense due to change in ARO liability

23,442

Reversal of decrease in tax liability due to changes in effective tax rate

157,395

Increase in tax expense

$
216,150

(f) Shareholder’s capital

Under IFRS, the tax benefits of trust unit issue costs are measured at the top marginal rate, as per Note 23 (e). This results in an increase to the Trust Unitholders’ Capital of $6 million on transition to
IFRS on January 1, 2010 (December 31, 2010 – $6 million). This amount is reversed upon conversion to a dividend paying corporation on December 31, 2010.

Under IFRS, the redemption of the exchangeable shares issued in the Monterey business combination was measured at the fair value of the trust units or common shares on the date of issue. Under previous GAAP, the redemption of the exchangeable shares was measured at the carrying value of the shares. As a result of this difference, the value of shareholders’ capital increased by $9 million at December 31, 2010 (January 1, 2010 – NIL) with a corresponding decrease to contributed surplus.

Under IFRS, changes to the January 1, 2010 opening balance sheet, other than reclassifications, are offset against the opening deficit. In addition, as a result of the transition to IFRS, net income in 2010 differs from the amounts reported under previous GAAP.

Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010. As the deficit was measured differently under IFRS compared to previous GAAP, the amount of the deficit eliminated and the corresponding reduction to shareholders’ capital differed under IFRS.

The effect on the deficit of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at December 31, 2010

Increase due to provisions

$
(98,707
)

$
(118,340
)

Decrease due to change in property, plant and equipment

11,009

107,595

Decrease due to change in other assets

6,093

6,114

Decrease due to change in tax liability for change in tax rate applied to the Trust

157,395

–

Decrease (increase) in deficit

$
75,790

$
(4,631
)

Previous GAAP deficit

(2,144,521
)

–

Elimination of deficit

–

4,631

IFRS deficit

$
(2,068,731
)

$
–

Previous GAAP shareholders‘ capital

$
4,920,945

$
3,167,383

Increase to shareholders‘ capital due to change in effective tax rate

6,379

–

Increase to shareholders‘ capital due to redemption of exchangeable shares

–

8,967

Elimination of deficit

–

(4,631
)

IFRS shareholders‘ capital

$
4,927,324

$
3,171,719

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

(g) Reclassifications

Under previous GAAP, interest and
financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), accretion and the gain on equity investment were disclosed as separate line items in the statement of income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income. Under previous GAAP, amortization of injectants for miscible floods were disclosed separately; under IFRS amortization of miscible floods is included with depletion, depreciation and amortization. Under previous GAAP, certain transportation costs were recorded as a reduction of oil and gas sales; under IFRS these costs are unchanged, but reported as transportation costs.

Interest paid is disclosed as a financing item in the statement of cash flows resulting in an increase in cash flow provided by operating activities and a corresponding increase in cash used for financing activities of $72 million for the year ended December 31, 2010.

Purchases of injectants are
classified as a use of cash for investing under IFRS as the costs are capitalized to PP&E, resulting in a $9 million increase in the cash provided by operating activities and a corresponding increase in the cash used in investing activities for the year ended December 31, 2010.

The statement of cash flows includes a subtotal for funds flow from operations which is determined as cash flow from operations after interest and financing charges but before changes in working capital and expenditures on remediation.

PENGROWTH 2011 Financial Results

APPENDIX D

SUPPLEMENTAL UNAUDITED DISCLOSURES

ABOUT OIL AND GAS PRODUCING
ACTIVITIES REQUIRED UNDER UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

SUPPLEMENTAL INFORMATION — OIL AND GAS PRODUCING ACTIVITIES

(unaudited)

The following are
supplementary oil and gas disclosures required as a result of Pengrowth being an SEC registrant. All amounts pertain to Pengrowth’s audited annual financial statements prepared in accordance with International Financial Reporting Standards
(“IFRS”). Amounts for the year ended December 31, 2010 have also been restated to conform to IFRS. All amounts are in thousands of Canadian dollars unless otherwise noted.

OIL AND GAS RESERVES

Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir.
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
Canadian reserves, as presented on a net basis, assume royalty rates in existence at the time the estimates were made, Pengrowth’s estimated future production volumes and SEC Modernization of Oil and Gas Reporting rules, using the average of the first-day-of-the-month prices for the prior 12 month period. This same 12 month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The unaudited supplemental information on oil and gas exploration and production activities for 2011 and 2010 has been presented in accordance with the SEC Modernization of Oil and Gas Reporting reserve estimation and disclosure rules.
Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause the Corporation’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2011 no major discovery or other favorable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

COSTS INCURRED IN OIL AND GAS
PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

Costs incurred in oil and gas producing activities for the years ended
December 31 are as follows:

2011

2010

Property acquisition costs

Proved

$
3,139

$
125,946

Unproved

5,489

464,593

Exploration costs

88,183

34,058

Development costs

735,335

282,931

Injectants costs

4,126

9,324

$
836,272

$
916,852

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties.

Development and exploration costs include the costs for drilling and equipping development and exploratory wells, constructing facilities to extract, treat, gather and store oil and gas. Development costs also include capitalized costs associated with additions to asset retirement obligations.

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

Approximately $564 million (2010 —
$512 million) of capitalized costs to acquire and evaluate unproven and development properties has been excluded from depletion.

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The capitalized costs and related accumulated depreciation, depletion and amortization, including impairments, relating to Pengrowth’s oil and gas exploration, development and producing activities at December 31 consist of:

2011

2010

Oil and natural gas assets

4,053,977

3,714,841

Add: Exploration and evaluation assets

563,751

511,569

4,617,728

4,226,410

Unproved oil & gas properties

Unproven properties included in oil and natural gas assets

807,651

772,000

Exploration and evaluation assets

563,751

511,569

1,371,402

1,283,569

Proven oil & gas properties

3,246,326

2,942,841

Total capitalized costs

4,617,728

4,226,410

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

End of year 2009

97.5

415.4

Revisions of previous estimates (including infill drilling & improved recovery)

5.2

87.3

Purchase of reserves in place

0.6

52.2

Sale of reserves in place

(0.1
)

(1.2
)

Discoveries and extensions

3.2

19.5

Production

(10.6
)

(68.6
)

End of year 2010

95.8

504.6

Revisions of previous estimates (including infill drilling & improved recovery)

10.6

26.3

Purchase of reserves in place

—

0.1

Sale of reserves in place

(0.2
)

(0.4
)

Discoveries and extensions

10.1

41.0

Production

(10.7
)

(70.2
)

End of year 2011

105.6

501.4

Net Proved Developed Reserves After Royalty

Crude Oil and
NGL's

Natural Gas

MMbbl

Bcf

End of year 2008

87.9

474.4

End of year 2009

81.7

394.0

End of year 2010

81.3

439.4

End of year 2011

85.9

436.1

Notes:

1.
Net after royalty reserves are Pengrowth’s lessor royalty, overriding royalty, and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Crown royalties are subject to change by legislation or regulation and vary depending on production rates, selling prices and potentially timing of initial production.

2.
Reserves are the estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and the average of the commodity prices on the first day of each month for the year ended December 31, 2011 and 2010.

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

The future cash flows presented below are based on cost rates, and statutory income tax rates in existence as of the date of the projections and the average of commodity prices in effect on the first day of each month for the year ended December 31, 2011 and December 31, 2010. It is expected that revisions to some estimates of crude oil and natural gas reserves may occur in the future, due to development and production of the reserves that may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2011 was based on the following average of the first-day-of-the-month benchmark prices for the twelve month period before the end of the year: Edmonton par crude oil price of $97.03/bbl (2010 — $78.23/bbl) and AECO natural gas price of $3.78/MMBtu (2010 — $4.06/MMBtu).

STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES

The following table sets forth the standardized measure of discounted future net cash flows from projected production of the Pengrowth’s crude oil and natural gas reserves at December 31, for the years presented.

2011

2010

Future cash inflows

$
13,677

$
10,761

Future costs

Future production and development costs

(7,826
)

(6,302
)

Future income taxes

(655
)

(261
)

Future net cash flows

5,196

4,198

Deduct: 10% annual discount factor

(2,152
)

(1,649
)

Standardized measure of discounted future net cash flows

$
3,044

$
2,549

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND GAS RESERVES

The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for the years presented.

2011

2010

$MM

$MM

Future discounted net cash flow at beginning of year

2,549

1,735

Sales & transfer, net of production costs

(759
)

(719
)

Net change in sales & transfer prices

599

706

Development costs incurred during the period

581

324

Change in future development costs

(752
)

(448
)

Change due to extensions, discoveries and improved recovery

297

94

Change due to revisions (including infill drilling)

363

198

Accretion of discount

262

203

Sales of reserves in place

(4
)

(3
)

Purchase of reserves in place

1

136

Net change in Income Taxes

(212
)

228

Changes in timing of future net cash flow and other

119

95

Future discounted net cash flow at end of year

3,044

2,549

Note:

1.
The schedules above are calculated using year-end costs, statutory tax rates and proved oil and gas reserves and the average of the commodity prices on the first day of each month for the years ended December 31, 2011 and 2010. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

APPENDIX E

PENGROWTH ENERGY CORPORATION CODE OF BUSINESS CONDUCT AND ETHICS DATED NOVEMBER 4, 2011

Pengrowth Energy
Corporation

CODE OF BUSINESS CONDUCT

AND ETHICS

Approved by the Board of Directors on November 4, 2011

  PENGROWTH
ENERGY CORPORATION Policies and Practices

Page
1 of 11

CODE OF BUSINESS CONDUCT AND ETHICS

APPLICATION

Unless expressly provided herein to the contrary, this Code of Business Conduct and Ethics (the “Code”) applies to all directors, officers, employees, consultants and contractors (each a
“Member”) of Pengrowth Energy Corporation and its respective subsidiaries and affiliates (collectively, referred to herein as “Pengrowth”).

PURPOSE

This Code summarizes appropriate
behaviour for maintaining Pengrowth’s reputation for honesty and integrity earned by maintaining the highest standards of business ethics and compliance with applicable laws, rules and regulations in all our interactions with our fellow
Members, governments, local communities, securityholders, customers, suppliers, competitors and the public.

POLI
CY

Pengrowth and all of its Members will adhere to the highest ethical standards and compliance with laws, rules and regulations in all our business activities. Any situation, decision or response should first consider what is right and how it reflects on Pengrowth. Although the various matters described in this Code do not cover the full spectrum of employee and contractor activities, they are indicative of the type of behaviour expected from employees and contractors in all circumstances.

COMPLIANCE WITH CODE

Members are expected to comply with all aspects of this Code. This Code does not specifically address every potential form of unacceptable conduct, and it is expected that Members will exercise good judgment in compliance with the principles set out in this Code. Each Member has a duty to avoid any circumstance that would violate the letter or spirit of this Code.

COMPLIANCE WITH THE LAW

Each Member must ensure that his or her dealings and actions on behalf of Pengrowth comply with the spirit and intent of all relevant legislation, rules and regulations including those set by a self regulatory body or professional organization of all the countries in which Pengrowth operates or where Pengrowth’s securities are listed on the exchanges.

ANTI-CORRUPTION POLICY

Pengrowth is subject to legislation in Canada, the United States and other jurisdictions that prohibit corrupt practices in dealing with foreign governments. All interaction and communications between Members and public officials are to be conducted in the highest ethical manner and must not compromise the integrity or reputation of any public official, Pengrowth, its affiliates or its employees. Members are expected to read, understand and adhere to Pengrowth’s Anti-Corruption Policy.

CODE OF BUSINESS CONDUCT AND ETHICS
| 1

HEALTH, SAFETY AND
THE ENVIRONMENT

Pengrowth is committed to safe and healthful working conditions for all Members and third parties, and to conducting its activities in an environmentally responsible manner consistent with the principles of sustainable development.

Members are expected to read, understand and adhere to Pengrowth’s Environmental, Health and Safety Policies and Procedures and participate fully in this effort by improving operations to avoid injury or sickness to persons, and damage to property and the environment and by giving due regard to all applicable safety standards, regulatory requirements, technical and conventional standards and restraints.

MAINTAINING RECORDS

Accurate, timely and reliable books of account and records are essential for effective management to ensure Pengrowth meets its business, legal and financial obligations. Members are to safeguard Pengrowth’s records and adhere to retention guidelines.

ACCOUNTING
AND FINANCIAL REPORTING

Pengrowth is committed to achieving
compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. Every Member is required to follow prescribed accounting and financial reporting procedures. All accounting records should accurately reflect and describe corporate transactions and that all transactions are fairly, completely, accurately, timely and understandably accounted for and recorded in accordance with Pengrowth’s policies and procedures. The recording of such data must not be falsified or altered in any way to conceal or distort assets, liabilities, revenues, expenses or the nature of the activity.

Any suspected violation relating to accounting or financial reporting matters should be reported pursuant to procedures described in Appendix A – “Complaint Procedures for Accounting,
Financial Reporting and Auditing Matters and Violations of the Code of Business Conduct and Ethics” to this document.

It is essential
that all Members follow established policies, procedures and internal controls. Any exception to established policies, procedures and internal controls (excluding to this Code) is prohibited, unless appropriately authorized in advance by any officer of Pengrowth who shall report all such approved exceptions to the Audit and Risk Committee. Exceptions to this Code are dealt with below under “Exceptions”.

ASSISTANCE TO AUDITORS

No information should be concealed from the internal or external, independent auditors.

PUBLIC REPORTING

Persons responsible for the preparation of documents and reports and other public communications that Pengrowth files with, or submits to, the securities commissions and in its other public communications to comply with its obligations under the securities laws and to meet the expectations of its securityholders and other members of the investment community, are to exercise the highest standard of care in their preparation in accordance with the applicable laws and must include full fair, accurate, timely and understandable disclosure.

Enquiries from members of the community related
to matters of a sensitive nature should be directed to a member of senior management. Any member of senior management receiving such an enquiry is then required to refer the matter to either the President and Chief Executive Officer (the
“CEO”), Chief Financial Officer or General Counsel whereby such senior officers will respond on behalf of Pengrowth.

All Members responsible for disclosure are expected to read, understand, adhere to and must act according to Pengrowth’s Corporate
Disclosure Policy.

CODE OF BUSINESS CONDUCT AND ETHICS
| 2

CONFLICT OF INTEREST

Members must avoid interests or relationships where their personal interests may affect, or appear to affect, their judgment in acting in the best interests of Pengrowth. This requires that each Member act in such a manner that his or her conduct will bear the closest scrutiny should circumstances demand that it be examined. Where a conflict of interest situation may exist, or be perceived to exist, the Member may be put in a compromising position or his or her judgement may be questioned. Pengrowth wants to ensure that all Members are, and are perceived to be, free to act in the best interests of Pengrowth.

There are many situations which can be classified as conflicts of interest, but the following examples illustrate those that are most common.

Private Business Interest

Unless otherwise consented to by the General Counsel, a Member, either directly or indirectly through his or her immediate family or by any other means, must not have a personal financial interest in, or place himself or herself in a position where he or she could derive a benefit or interest from, a business transaction with Pengrowth, which financial interest or benefit is of such a nature that it would reasonably be expected to create a conflict of interest for the Member.

This, however, does not prevent
a Member and his or her family from having ownership in publicly traded shares or equity in companies which may do business with Pengrowth. Nor does it prevent a consultant or contractor from providing his or her services to Pengrowth through a third party corporation.

Involvement with Not-for-Profit Organizations

As a responsible community citizen, Pengrowth encourages and supports Member participation in charitable, educational, cultural, political and not-for-profit organizations. Members are reminded that such participation should not be of a nature or extent that it adversely affects a Member’s job performance or puts the Member in a conflict of interest position.

Outside Employment

Pengrowth recognizes that some employees may, from time to time, hold additional part-time employment outside their employment relationship with Pengrowth. Employees are reminded that any such outside employment should not be of a nature or extent that it adversely affects the employee’s job performance at Pengrowth or put the employee in a conflict of interest position. All employees who hold management positions with Pengrowth shall obtain the approval of the General Counsel before accepting any such outside employment.

Directorships

Any officer or
employee shall obtain the approval of the CEO prior to accepting a position as a director of a for-profit company or any business organization. The CEO shall obtain the approval of the Board of Directors prior to accepting a position as a director of a for-profit company or any business organization. A director shall advise the Chairman of the Board prior to accepting a position as a director of a for-profit company or any business organization.

Related Party Transaction

In addition to the consent requirement set out under “Private Business Interest” above, each director and officer who is a party to a material contract or proposed material contract with Pengrowth or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Pengrowth of which he has knowledge is required to disclose in writing to the Chairman of the Board the nature and extent of the director’s or officer’s interest. The Chairman of the Board shall make any such disclosure concerning himself to the Chair of the
Corporate Governance and Nominating Committee.

CODE OF BUSINESS CONDUCT AND ETHICS
| 3

Corporate Property and Opportunities

Members are prohibited from taking for themselves, opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain.

DISCLOSURE OF
CONFLICT OF INTEREST

Disclosure of areas of potential
conflict of interest will allow appropriate steps to be taken to protect the individual from these situations.

Officers, employees,
consultants and contractors are required to disclose to the appropriate Vice President in writing all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment. Senior management will determine whether a conflict of interest does or could exist and, if necessary, advise the person as to what steps should be taken. Directors are required to disclose to the Chair of the Corporate
Governance and Nominating Committee (or, in the case of the Chair of the Corporate Governance and Nominating Committee, to the other members of the Committee) all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties as directors.

GIFTS AND ENTE
RTAINMENT

The exchange of gifts and entertainment is a common practice in most business communities and is designed to develop and foster goodwill among business partners. Accepting gifts and entertainment can cause problems when they compromise, or appear to compromise, our ability to make fair and objective business decisions. No gift or entertainment should be accepted, or offered, if it will unfairly influence a business relationship.

There are many factors that influence whether a gift or entertainment is normal and customary. Gifts or entertainment should be moderate, reasonable and in good taste, be of a style or value commonly accepted for business occasions and should not be unusual for the recipient’s job or community. The exchange must create no obligation or sense of obligation and should occur infrequently.

Business entertainment can present situations where discretion is required since some commonly accepted business invitations can include recreational opportunities or event tickets that are of significant value. In these cases, the recipient should ensure that there is a valid business development reason for attending. If the invitation is for an event where the value being received may be significant, prior approval by an officer of Pengrowth is required, or in the case of the CEO, approval by the Chair of the Corporate Governance and Nominating
Committee. As transportation costs for events can also be significant, payment of these costs by another party is not acceptable and will be covered by Pengrowth if there is a valid business reason to accept the invitation.

FAIR DEALINGS

It is Pengrowth’s policy to deal fairly and lawfully with all securityholders, customers, suppliers, competitors and Members. All goods and services shall be obtained on a competitive basis at the best value considering price, quality, reliability, availability and delivery.

POLITICAL ACTIVITIES
AND CONTRIBUTIONS

Pengrowth respects and supports the right of its employees
to participate in political activities. However, these activities should not be conducted on Pengrowth time or involve the use of any Pengrowth resources. Employees will not be reimbursed for personal political contributions.

Pengrowth may occasionally express its views on local and national issues that affect its operations. In such cases, Pengrowth funds and resources may be used, but only when permitted by law and by Pengrowth’s strict guidelines. On very limited occasions, Pengrowth may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so.
Pengrowth may pay related administrative and solicitation costs for political action committees formed in accordance with the political laws and regulations. No employee may make or commit to political contributions on behalf of Pengrowth without the approval of the Chief Executive Officer.

CODE OF BUSINESS CONDUCT AND ETHICS
| 4

CONFIDENTIAL INFORMATION

In the course of their work, Members may have access to information that is confidential, privileged, of value to competitors of Pengrowth or might be damaging to Pengrowth if improperly disclosed. Pengrowth respects privileged business and employee related information, and therefore all Members must protect the confidentiality of such information.

USE OF CONFIDENTIAL INFORMATION

The use or disclosure of confidential information must be for Pengrowth’s purposes only and not for personal benefit or the benefit of others. This applies to disclosure of confidential information concerning Pengrowth or its business activities as well as information with respect to companies having business dealings with Pengrowth. To preserve confidentiality, disclosure and discussion of confidential information should be limited to those individuals who need to know the information. Members are expected to read, understand and adhere to Pengrowth’s Corporate Disclosure Policy and Confidentiality Agreements.

DISCLOSURE OF CONFIDENTIAL INFORMATION

Members must guard against improper disclosure of information that may be of competitive value to Pengrowth. Pengrowth is in a competitive environment with other companies. Certain records, reports, papers, devices, processes, plans, methods and apparatus of Pengrowth, including methods of doing business, strategies and information on costs, prices, sales, profits, markets and opportunities are the property of Pengrowth and are considered to be confidential and proprietary. Members must not reveal such confidential information without consent of the General Counsel.

Confidential information does not include information which is already in the public domain. Certain information may be released by Pengrowth (to comply with securities regulations, for example) however, the release of such information is a decision of the Board of Directors and senior management. If there is any doubt as to what can or cannot be discussed outside of Pengrowth, Members should err on the side of discretion and not communicate any information. For more specific advice, your immediate manager, the CEO, the Chief Financial Officer or General Counsel should be consulted.

These obligations regarding confidential information continue to apply to all Members following cessation of their employment or contractual relations with Pengrowth. Members are expected to read, understand and adhere to Pengrowth’s Corporate Disclosure Policy and Confidentiality Agreements.

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

If in doubt as to the propriety of actions, the Member should seek the advice of the CEO, Chief Financial Officer or General Counsel. Members are
expected to read, understand and adhere to Pengrowth’s Policy on Trading in Securities.

PROTECTION
AND USE OF ASSETS

All Members are responsible
for protecting Pengrowth’s assets and their efficient use for legitimate business purposes only. Pengrowth provides Members with computer and Internet access for work purposes. Members are expected to read, understand, acknowledge and adhere to
Pengrowth’s Acceptable Use Policy for Information System Assets.

CODE OF BUSINESS CONDUCT AND ETHICS
| 5

INTELLECTUAL PROPERTY -
PATENTS, INVENTIONS, DISCOVERIES AND COPYRIGHTS

All
intellectual property including inventions, discoveries and copyrights made by Members during or as a result of their employment or contractual relations with Pengrowth (where company time, equipment, resources or pertinent information has been used for personal gain) are the property of Pengrowth unless a written release is obtained from the CEO.

Pengrowth and its Members honour the
proprietary rights of others as expressed in patents, copyrights, trademarks and industrial design.

EMPLOYEE
RELATIONS AND REPORTING

Pengrowth values the diversity of its
Members and is committed to providing equal opportunity in all aspect of employment. In working together, Members must ensure they treat each other with respect, dignity, honesty, fairness and provide a healthy environment that is free of harassment, offensive behaviour and discrimination.

All Members are encouraged to report any behaviour of other Members which they reasonably believe is illegal or unethical and any suspected violation relating conduct matters should be reported pursuant to procedures described in Appendix A – “Complaint Procedures for Accounting, Financial Reporting and Auditing Matters
and Violations of the Code of Business Conduct and Ethics” to this document or to the Vice President, Human Resources or the General Counsel.

COMPLIANCE WITH POLICIES, PROCEDURES AND INTERNAL CONTROLS
AND EXCEPTION REPORTING

Members should ensure all transactions with which they are involved are authorized and executed in accordance with Pengrowth’s policies and procedures and conform to all legal and accounting requirements Members are expected to read, understand and adhere to Pengrowth’s Delegation of Authorities guideline.

Whenever a Member is in doubt about the application or interpretation of any legal requirement or has questions about whether particular circumstances may involve illegal conduct, the individual should immediately seek the advice of his or her manager or consult Pengrowth’s General Counsel.

REPORTING VIOLATION OR SUSPECTED VIOLATION OF THIS
CODE OR LAW

It is important that Pengrowth be made aware of circumstances that may indicate possible violations of law or this Code. Any violations of this Code must be promptly reported pursuant to procedures described in Appendix A – “Complaint Procedures for Accounting, Financial Reporting and Auditing Matters and
Violations of the Code of Business Conduct and Ethics” to this document.

NO RETALIATION
FOR RAISING CONCERN

Any Member may submit a complaint
regarding a suspected violation of the Code without fear of dismissal or retaliation. Pengrowth and applicable law prohibit any form of retaliation for raising concerns or reporting possible misconduct in good faith or for assisting in the investigation of possible misconduct. No adverse action will be taken against any individual for making a complaint or disclosing information in good faith. Any Member who retaliates in any way against an individual who, in good faith, reports any violation, or suspected violation, of this Code, will be subject to disciplinary action.

CONSEQUENCE OF
NON-COMPLIANCE WITH CODE OR LAW

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

CODE OF BUSINESS CONDUCT AND ETHICS
| 6

QUESTIONS REGARDING THIS
CODE OR LAW

If a Member has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this Code or any applicable laws, the matter should be discussed with the CEO, Chief Financial Officer, General Counsel or Chairman of the Board of Pengrowth.

This Code is not intended to address all of the situations you may encounter. There will be occasions where Members are confronted by circumstances not covered by this Code or procedure and where Members must make a judgment as to the appropriate course of action. In those circumstances, Members are encouraged to use common sense and to contact their respective supervisor, manager or other appropriate person for guidance.

ACKNOWLEDGEMENT

It is essential that all Members understand and adhere to this Code.

All Members will be asked to acknowledge, in writing, their review of and agreement to be bound by this Code as a condition of their new or continuing employment or contractual relations, as the case may
be. This acknowledgment must be made: (i) in the case of directors, upon election to the Board of Directors of Pengrowth and annually thereafter; (ii) in the case of officers and employees, upon the commencement of employment and annually thereafter, (iii) in the case of consultants and contractors, upon commencement of this contractual relation and annually thereafter, and such acknowledgement may be provided in electronic format.

The form of certification attached as Appendix “B” is to be used by each Member to disclose any personal facts or dealings that are non-compliant with this Code.

EXCEPTIONS

No provision of this Code will be waived in respect of a director or executive officer unless expressly approved by the Board of Directors. Any waiver of this Code in respect of a director or officer shall be disclosed to Pengrowth’s shareholders by posting such waiver to Pengrowth’s website promptly after Board approval and as otherwise required by law, regulation or stock exchange requirement. For greater certainty, the exercise of discretion by an executive officer or the Board of Directors, in compliance with this Code, shall not be considered a “waiver” of this Code.

Adopted by the Board of Directors of Pengrowth on November 4, 2011.

CODE OF BUSINESS CONDUCT AND ETHICS
| 7

APPENDIX “A”

COMPLAINT PROCEDURES FOR ACCOUNTING, FINANCIAL
REPORTING

AND AUDITING MATTERS AND
VIOLATIONS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

In order to facilitate the reporting of complaints, the Board of Directors of Pengrowth has established the following procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, financial reporting or auditing matters (“Accounting Matters”); (ii) the receipt, retention and treatment of complaints regarding suspected violations of the Code of Business Conduct and Ethics and any other conduct concerns (“Conduct Matters”); and (iii) the confidential, anonymous submission by directors, officers and employees of Pengrowth
(collectively, “Members”) of concerns regarding questionable Accounting Matters and Conduct Matters.

RECEIPT OF COMPLAINTS

1.
Through Management

Any Member may submit a
complaint regarding Accounting Matters or Conduct Matters to the management of Pengrowth without fear of dismissal or retaliation of any kind.

2.
Through Appropriate Committee Chair

Any Member
with concerns regarding an Accounting Matter may report their concerns to the Chair of the Audit and Risk Committee. Pengrowth is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The Audit and Risk Committee of Pengrowth will oversee and be responsible for the investigation of the treatment of Member concerns relating to Accounting Matters.

Any Member with concerns regarding a Conduct Matter may report their concerns to the Chair of the Corporate Governance and Nominating Committee. The
Corporate Governance and Nominating Committee of Pengrowth will oversee treatment of Member concerns in Conduct Matters.

All such concerns
will be set forth in writing and forwarded in a sealed envelope to the General Counsel of Pengrowth or, if the submitter so desires, directly to the Chair of the Audit and Risk Committee or Corporate Governance and Nominating Committee, in care of the General Counsel in an envelope labelled with a legend such as: “To be opened by the Audit and Risk Committee only” or “To be opened by the Corporate Governance and Nominating Committee only.”

If a Member would like to discuss any matter with the Audit and Risk Committee, the Member should indicate this in the submission and include a telephone number at which he or she can be reached, should the Audit and Risk Committee deem such communication is appropriate. Any such envelopes received by the General Counsel that are directed to the Audit and Risk Committee will be forwarded promptly and unopened to the Chair of the Audit and Risk Committee.

3.
Through Anonymous Confidential Submission

Any
Member may report concerns regarding an Accounting Matter or a Conduct Matter on a confidential or anonymous basis to Grant Thornton LLP, at 1-888-747-7171 or usecare@GrantThornton.ca.

Any Member who makes an anonymous submission must be sure to provide sufficient detail to identify the concern being raised. Given that the submission is made anonymously, the Audit and Risk Committee or the Corporate Governance and Nominating Committee, as the case may be, will be unable to follow up if there are additional questions. The submission should, at a minimum, contain dates, places, persons involved and witnesses or other information sufficient for recipient to investigate and determine whether the submission is valid or made in good faith such that a reasonable investigation or assessment can be conducted.

SCOPE OF ACCOUNTING MATTERS COVERED BY THESE PROCEDURES

These procedures relate to Members’ complaints relating to any questionable Accounting Matters, including, without limitation, the following:

APPENDIX A  |  CODE OF BUSINESS CONDUCT
AND ETHICS | 8

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

TREATMENT OF COMPLAINTS

Grant Thornton LLP and Pengrowth shall inform (i) the Chair of the Audit and Risk Committee of all complaints and concerns provided to it in respect of Accounting Matters; and (ii) the Chair of the Corporate Governance and Nominating Committee of all complaints provided to it in respect of Conduct Matters.

Upon receipt of a complaint
or concern, the Chair of the Audit and Risk Committee or Chair of the Corporate Governance and Nominating Committee, as the case may be, will (i) determine whether or not the complaint actually pertains to an Accounting Matter or a Conduct
Matter and (ii) when possible, acknowledge receipt of the complaint to the sender.

Complaints relating to an Accounting Matter will be
reviewed by the Audit and Risk Committee, outside legal counsel or such other person(s) as the Audit and Risk Committee determines to be appropriate. Complaints relating to a Conduct Matter will be reviewed by the Corporate Governance and Nominating
Committee, outside legal counsel or such other person(s) as the Corporate Governance and Nominating Committee determines to be appropriate. In any case, confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review. If on preliminary examination the allegation is judged to be wholly without substance or merit, or not made in good faith, the allegation may be dismissed.

Prompt and appropriate investigation and corrective action will be taken when and as warranted in the judgment of the Audit and Risk Committee or the Corporate Governance and Nominating Committee, as the
case may be.

If the identity of the Member making the complaint, or assisting in investigation of the complaint, is known by anyone within
Pengrowth, the Audit and Risk Committee will monitor any disciplinary action against the Member to determine whether it could subject Pengrowth to anti-retaliation liability pursuant to Sections 806 or 1107 of the Sarbanes-Oxley Act. Pengrowth will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any individual in the terms and conditions of employment based upon any lawful actions of such individual with respect to reporting of complaints in good faith regarding any Accounting Matter or any Conduct Matter or as otherwise specified in Section 806 of the Sarbanes-Oxley Act. In addition, Pengrowth will observe the anti-retaliation requirements of Section 1107 of the Sarbanes-Oxley Act, which establishes penalties for retaliation against any person who provides truthful information to a law enforcement officer regarding any offense.

Pengrowth will regard the making of any deliberately false or malicious allegations by an employee as a serious offence which may result in recommendations to the Board of Directors or to senior management of Pengrowth for disciplinary action including dismissal for cause and, if warranted, legal proceedings.

REPORTING AND RETENTION OF COMPLAINTS AND
INVESTIGATIONS

The Chair of the Audit and Risk Committee and the Chair of the Corporate Governance and Nominating Committee
will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Audit and Risk Committee or the Corporate Governance and Nominating Committee, as the case may
be.

APPENDIX A  |  CODE OF BUSINESS CONDUCT
AND ETHICS | 9

RECORD RETENTION

The chairs of the Audit and Risk Committee and the Corporate Governance and Nominating Committee, will work with the Corporate Secretary to ensure that, as part of each committee’s respective records, any such complaints or concerns are retained in a manner which preserves their confidentiality, for a period of at least seven years.

APPENDIX A  |  CODE OF BUSINESS CONDUCT
AND ETHICS | 10

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

Print or type name: _________________________

Signature: ________________________________

Title and location: __________________________

Date: ____________________________________

Facts and dealings that I believe to be non-compliant with the Code

(Including potential conflict of interest situations)

1.

2.

(If required, provide
additional details on separate sheet).

APPENDIX B  |  CODE OF BUSINESS CONDUCT
AND ETHICS | 11

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