Form 40-F/A
period 2011-12-31
PENGROWTH ENERGY Corp
filed 2012-03-01
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (this “Amendment”) of Pengrowth Energy Corporation (the “Registrant”) is being filed for the purpose of re-filing the Registrant’s Management’s Discussion and Analysis originally filed with the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on February 28, 2012 (the “Original Filing”) which omitted certain pages and is now attached hereto in its entirety as Appendix A.

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

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

The following document has been filed as part of this Annual Report on Form 40-F as an Appendix hereto:

Appendix	Documents

A	Management’s Discussion and Analysis.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.5 and 99.6 to this Annual Report on Form 40-F/A.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2012	PENGROWTH ENERGY CORPORATION

	By:	/s/ Derek W. Evans
Name: (signed) Derek W. Evans
Title: President and Chief Executive Officer

APPENDIX A

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF FINANCIAL & OPERATING RESULTS

Certain comparative figures have changed due to International Financial Reporting Standards and to conform to current presentation.

(monetary amounts in millions, except per share amounts or as otherwise stated)	Three months ended			Twelve months ended
	Dec 31, 2011	Dec 31, 2010	% Change	Dec 31, 2011	Dec 31, 2010	% Change
STATEMENT OF (LOSS) INCOME
Oil and gas sales (1)	$389.2	$344.9	13	$1,453.7	$1,368.7	6
Adjusted Net Income (2)	$22.3	$40.7	(45)	$110.9	$208.4	(47)
Net (loss) income	$(9.0)	$(152.0)	(94)	$84.5	$149.8	(44)
Net (loss) income per share	$(0.03)	$(0.47)	(94)	$0.25	$0.50	(50)
CASH FLOW
Funds flow from operations (1) (4)	$171.1	$139.9	22	$620.0	$626.2	(1)
Funds flow from operations per share (1) (3)	$0.50	$0.44	14	$1.87	$2.09	(11)
Net capital expenditures (5)	$142.1	$130.9	9	$609.1	$333.8	82
Net capital expenditures per share (3)	$0.41	$0.41	–	$1.83	$1.11	65
Dividends paid (3)	$71.4	$67.4	6	$277.5	$250.6	11
Dividends paid per share (3)	$0.21	$0.21	–	$0.84	$0.84	–
Weighted average number of shares outstanding (000’s) (3)	345,163	321,319	7	332,182	299,763	11

BALANCE SHEET (6)
Working capital deficiency (1)				$(137.3)	$(109.2)	26
Property, plant and equipment				$4,074.4	$3,738.0	9
Exploration and evaluation assets				$563.8	$511.6	10
Long term debt				$1,007.7	$1,024.4	(2)
Shareholders’ equity (1) (3)				$3,347.3	$3,182.3	5
Shareholders’ equity per share (3)				$9.29	$9.76	(5)
Currency ($ Cdn = $1 U.S.) (closing rate at period end)				$0.9833	$1.0054
Number of shares outstanding at period end (000’s) (3)				360,282	326,024	11

AVERAGE DAILY PRODUCTION
Light oil (bbls)	22,935	21,762	5	21,455	21,743	(1)
Heavy oil (bbls)	6,448	6,673	(3)	6,425	6,789	(5)
Natural gas liquids (bbls)	10,478	10,177	3	9,659	9,611	1
Natural gas (Mcf)	220,977	218,044	1	218,601	219,302	–
Total production (boe)	76,691	74,953	2	73,973	74,693	(1)
Total Annual Production (Mboe)	7,056	6,896	2	27,000	27,263	(1)

AVERAGE REALIZED PRICES (after commodity risk management)
Light oil (per bbl) (1)	$91.58	$76.13	20	$89.94	$76.22	18
Heavy oil (per bbl)	$76.13	$60.42	26	$68.24	$60.22	13
Natural gas liquids (per bbl)	$70.54	$56.74	24	$69.31	$56.99	22
Natural gas (per Mcf)	$3.77	$4.87	(23)	$4.08	$5.00	(18)
Average realized price per boe (1)	$54.28	$49.34	10	$53.13	$49.68	7

CONTRIBUTION BASED ON OPERATING NETBACKS (2)
Light oil	54%	45%		53%	45%
Heavy oil	14%	12%		12%	11%
Natural gas liquids	20%	16%		17%	14%
Natural gas	12%	27%		18%	30%

PROVED PLUS PROBABLE RESERVES
Light oil (Mbbls)				116,823	110,297	6
Heavy oil (Mbbls)				31,898	26,472	20
Natural gas liquids (Mbbls)				30,746	29,481	4
Natural gas (Bcf)				906	913	(1)
Total oil equivalent (Mboe)				330,511	318,429	4

CAPITAL PERFORMANCE
Finding & Development Cost (F&D) (per boe) (7)				$20.12	$15.32	31
Finding, Development & Acquisition Cost (FD&A) (per boe) (7)				$20.04	$18.46	9
Recycle Ratio (1) (8)				1.4	1.8	(20)

(1)	Prior periods restated to conform to presentation in the current period.

(2)	See definition under section “Non-GAAP Financial Measures”.

(3)	Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust. See note regarding conversion below.

(4)	See definition under section “Additional GAAP Measures”.

(5)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

(6)	Balance Sheet amounts are at period end.

(7)	Includes the changes in Future Development Capital (“FDC”) and based on Proved plus Probable Reserves.

(8)	Recycle Ratio is calculated as operating netback per boe divided by F&D costs per boe based on Proved plus Probable Reserves.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

Note regarding oil production: references to light oil contained within this report include light and medium oil.

Note regarding corporate conversion: Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust to a dividend paying corporation effective December 31, 2010. References to “shares”, “shareholder” and “dividends” should be read as references to “trust units”, “trust unitholder” and “distributions” respectively for periods prior to December 31, 2010.

PENGROWTH 2011 Summary of Financial & Operating Results	3

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the audited financial statements for the year ended December 31, 2011 of Pengrowth Energy Corporation. The MD&A is based on information available to February 28, 2012.

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

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “Mboe” refers to a thousand boe, “MMboe” refers to million boe, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet, , “MMBtu” refers to million British thermal units and “MW” refers to megawatt. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2012 production, the proportion of 2012 production of each product type, production additions from Pengrowth’s 2012 development program, royalty expenses, 2012 operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

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

4	PENGROWTH 2011 Management’s Discussion & Analysis

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

PENGROWTH 2011 Management’s Discussion & Analysis	37

EXHIBIT INDEX

Exhibit	Description

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934