Form 40-F
period 2013-12-31
PENGROWTH ENERGY Corp
filed 2014-03-03
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013 Commission File Number: 1-31253
PENGROWTH ENERGY CORPORATION
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
There were 522,031,117 Common Shares, of no par value, outstanding as of December 31, 2013.
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

        CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
Certifications. See Exhibits 99.7, 99.8, 99.9 and 99.10 to this Annual Report on Form 40-F.
Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure and Internal Controls” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Internal Control Over Financial Reporting” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditors’ Report” that accompanies the Registrant’s Financial Statements for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2013, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: James D. McFarland, Michael S. Parrett, A. Terence Poole and Barry D. Stewart.

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

On February 28, 2013, the Registrant updated its code of ethics to include guidelines for the reimbursement of incentive payments paid to executives in the event of a restatement of previously issued financial statements that results from the misconduct of executives.

The description above is qualified in its entirety by reference to the amended Code of Conduct which is attached hereto as Exhibit 99.11 and incorporated herein by reference.

The Code of Business Conduct & Ethics is available for viewing on the registrant’s website at www.pengrowth.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Principal Accountant Fees and Services” at page 56 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Pre-approval Policies and Procedures” at page 57 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” at page 59 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Commitments and Contractual Obligations” at page 28 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-as Exhibit 99.2 hereto.

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

Date: February 28, 2014	PENGROWTH ENERGY CORPORATION
	By:	/s/ Derek W. Evans
Name: Derek W. Evans
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Pengrowth Energy Corporation Annual Information Form for the year ended December 31, 2013

99.2	Management’s Discussion and Analysis

99.3	Financial Statements of Pengrowth Energy Corporation, including Management’s Report to Shareholders and the Auditors’ Reports

99.4	Supplemental Unaudited Disclosures about Oil and Gas Producing Activities required under United States Generally Accepted Accounting Principles

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Consent of GLJ Petroleum Consultants Ltd.

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.10	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.11	Pengrowth Energy Corporation Code of Business Conduct and Ethics dated October 28, 2013