Form 40-F
period 2015-12-31
PENGROWTH ENERGY Corp
filed 2016-02-25
CIK 1088166

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015 Commission File Number: 1-31253
PENGROWTH ENERGY CORPORATION
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
There were 543,032,572 Common Shares, of no par value, outstanding as of December 31, 2015.
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
Yes ☐ No ☐
This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements on Form F-3D (File No. 333-180888) and Form F-10 (File No. 333-204089) under the Securities Act of 1933, as amended.

        CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
Certifications. See Exhibits 99.7, 99.8, 99.9 and 99.10 to this Annual Report on Form 40-F.
Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure and Internal Controls” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F.
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Internal Control Over Financial Reporting” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F.
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Independent Auditors’ Report of Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F.
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2015, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: James D. McFarland, Michael S. Parrett, A. Terence Poole and Jamie C. Sokalsky.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that each of Michael S. Parrett, A. Terence Poole and Jamie C. Sokalsky, members of the Registrant’s audit committee, qualify as audit committee financial experts for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Messrs. Parrett, Poole and Sokalsky is also independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange. The Commission has indicated that the designation of each of Messrs. Parrett, Poole and Sokalsky as an audit committee financial expert does not make any of them an “expert” for any purpose, impose any duties, obligations or liabilities on them that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

On November 4, 2015, the Registrant updated its code of ethics to include definitions of, and guidelines for, avoiding Fraud, Corruption, Facilitation Payments and Kickbacks.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Principal Accountant Fees and Services” at page 60 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Pre-Approval Policies and Procedures” at page 60 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” at page 62 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Commitments and Contractual Obligations” at page 36 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-as Exhibit 99.2 hereto.

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

Date: February 24, 2016	PENGROWTH ENERGY CORPORATION
	By:	/s/ Derek W. Evans
Name: Derek W. Evans
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Pengrowth Energy Corporation Annual Information Form for the year ended December 31, 2015

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2015

99.3	Consolidated Financial Statements of Pengrowth Energy Corporation for the fiscal year ended December 31, 2015, including Management’s Report to Shareholders and the Auditors’ Reports

99.4	Supplemental Unaudited Disclosures about Oil and Gas Producing Activities required under United States Generally Accepted Accounting Principles

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Consent of GLJ Petroleum Consultants Ltd.

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.10	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.11	Pengrowth Energy Corporation Code of Business Conduct and Ethics dated November 4, 2015