Form 40-F
period 2017-12-31
PENGROWTH ENERGY Corp
filed 2018-02-28
CIK 1088166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017 Commission File Number: 1-31253
PENGROWTH ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)
Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311	None
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 1600, 222 Third Avenue S.W.
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
There were 552,246,104 Common Shares, of no par value, outstanding as of December 31, 2017.
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐ 82-______ No ☑
Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement on Form F-3D (File No. 333-180888) under the Securities Act of 1933, as amended.

        CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
Certifications. See Exhibits 99.7, 99.8, 99.9 and 99.10 to this Annual Report on Form 40-F.
Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure and Internal Controls” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F.
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Internal Control Over Financial Reporting” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F.
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Independent Auditors’ Report of Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F.
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2017, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Principal Accountant Fees and Services” at page 59 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Pre-Approval Policies and Procedures” at page 60 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” at page 61 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Commitments and Contractual Obligations” at page 32 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed as part of this Annual Report on Form 40-as Exhibit 99.2 hereto.

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

Date: February 28, 2018	PENGROWTH ENERGY CORPORATION
	By:	/s/ Derek W. Evans
Name: Derek W. Evans
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Pengrowth Energy Corporation Annual Information Form for the year ended December 31, 2017

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017

99.3	Consolidated Financial Statements of Pengrowth Energy Corporation for the fiscal year ended December 31, 2017, including Management’s Report to Shareholders and the Auditors’ Reports

99.4	Supplemental Unaudited Disclosures about Oil and Gas Producing Activities required under United States Generally Accepted Accounting Principles

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Consent of GLJ Petroleum Consultants Ltd.

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.10	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934