Form 40-F
period 2018-12-31
PENGROWTH ENERGY Corp
filed 2019-03-06
CIK 1088166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018 Commission File Number: 1-31253
PENGROWTH ENERGY CORPORATION
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
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares
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
There were 556,117,090 Common Shares, of no par value, outstanding as of December 31, 2018.
Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☑ No ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
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

        CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
Certifications. See Exhibits 99.7, 99.8, 99.9 and 99.10 to this Annual Report on Form 40-F.
Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure and Internal Controls” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2018, filed as part of this Annual Report on Form 40-F.
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Internal Control Over Financial Reporting” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2018, filed as part of this Annual Report on Form 40-F.
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Independent Auditors’ Report of Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2018, filed as part of this Annual Report on Form 40-F.
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2018, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR
None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Kelvin B. Johnston, James D. McFarland, A. Terence Poole and Chandra A. Henry.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that each of A. Terence Poole and Chandra A. Henry, members of the Registrant’s audit committee, qualify as audit committee financial experts for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Mr. Poole and Mrs. Henry is also independent, as that term is defined in the New York Stock Exchange Listed Company Manual. The Commission has indicated that the designation of each of Mr. Poole and Mrs. Henry as an audit committee financial expert does not make any of them an “expert” for any purpose, impose any duties, obligations or liabilities on them that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics”, that applies to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

On November 7, 2018, the Registrant updated its Code of Business Conduct and Ethics to harmonize the code with the requirements set out in the amendments to the Alberta Occupational Health and Safety Act under Bill 30 and to amend its whistleblower procedure.

The description above is qualified in its entirety by reference to the amended Code of Business Conduct and Ethics which is attached hereto as Exhibit 99.11 and incorporated herein by reference.

No waivers were granted from the code of ethics (including implicit waivers, in respect of the Registrant's Chief Executive Officer, Chief Financial Officer or its principal accounting officers) during the Registrant's most recently completed fiscal year.

The Code of Business Conduct & Ethics is available for viewing on the registrant’s website at www.pengrowth.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “External Auditor Fees and Services” at page 67 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2018, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Pre-Approval Policies and Procedures” at page 67 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2018, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” at page 68 of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2018, filed as part of this Annual Report on Form 40-F as Exhibit 99.1 hereto.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included in tables under the heading “Commitments and Contractual Obligations” at page 27 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2018, filed as part of this Annual Report on Form 40-as Exhibit 99.2 hereto.

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

EXHIBIT INDEX

Exhibit	Description
99.1	Pengrowth Energy Corporation Annual Information Form for the year ended December 31, 2018

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2018

99.3	Consolidated Financial Statements of Pengrowth Energy Corporation for the fiscal year ended December 31, 2018, including Management’s Report to Shareholders and the Auditors’ Reports

99.4	Supplemental Unaudited Disclosures about Oil and Gas Producing Activities required under United States Generally Accepted Accounting Principles

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Consent of GLJ Petroleum Consultants Ltd.

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.10	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.11	Pengrowth Energy Corporation Code of Business Conduct and Ethics dated November 7, 2018

101	Interactive Data File

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2019	PENGROWTH ENERGY CORPORATION
	By:	/s/ Peter D. Sametz
Name: Peter D. Sametz
Title: President and Chief Executive Officer